Form 20-F
period 2021-12-31
CureVac N.V.
filed 2022-04-28
CIK 1809122

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

The number of outstanding shares as of December 31, 2021 was:

Title of Class	Number of Shares Outstanding
Common shares, par value €0.12 per share	187,120,718

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒           No ☐

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

Yes ☒           No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

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

In this Annual Report, unless otherwise indicated, some euro amounts have been translated into U.S. dollars at the rate of $1.1326 to €1.00, the official exchange rate quoted as of December 31, 2021 by the European Central Bank.

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

We own or have rights to various trademarks and trade names, including CureVac® and the CureVac logo, that we use in connection with the operation of our business. This Annual Report may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. We do not intend our use or display of other entities’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity. Solely for convenience, the trademarks, trade names and service marks in this Annual Report are referred to without the symbols ® and ™, or SM, but the omission of such references should not be construed as any indication that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

●	our ability to obtain funding for our operations necessary to complete further development and commercialization of our product candidates;
●	the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our product candidates and cost associated with cancellation of manufacture and supply agreements in the event of termination of our research and development programs;
●	the exercise by the Bill & Melinda Gates Foundation of withdrawal rights;
●	our and our collaborators’ ability to obtain, maintain, defend and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;
●	the rate and degree of market acceptance of our products;
●	our ability to commercialize our product candidates, if approved;
●	our ability and the potential to successfully manufacture our drug substances and delivery vehicles for preclinical use, for clinical trials and on a larger scale for commercial use, if approved;
●	general economic, political, demographic and business conditions in the United States and Europe;
●	fluctuations in inflation and exchange rates in Europe;
●	our ability to implement our growth strategy;
●	our ability to compete and conduct our business in the future;
●	our ability to enroll patients for our clinical trials;
●	the availability of qualified personnel and the ability to retain such personnel;
●	regulatory developments and changes in the United States, Europe and countries outside of Europe including tax matters;
●	our ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of our business;

●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information — D. Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.[Reserved]
B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive, and investors should read this “Risk Factors” section in full. Some of the risks we face include:

●	Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.
●	We may face continued business disruption and related risks resulting from of the COVID-19 pandemic, which could have a material adverse effect on our business plan or clinical trials.
●	We depend on strategic partnerships with other companies to assist in the research, development and commercialization of our platform and product candidates. If our existing or future partners do not perform as expected, if we fail to maintain any of these collaborations or if these collaborations are not successful, our ability to commercialize our product candidates successfully and to generate revenues through technology licensing or otherwise may be materially adversely affected.
●	Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If clinical trials of our product candidates or production of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.
●	Our proprietary product candidates are still in preclinical or clinical development. We cannot give any assurance that any of our product candidates will receive regulatory approval, and if we are unable to obtain regulatory approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

●	We have no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.
●	Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following regulatory approval, if any. Significant adverse events may occur during our clinical trials or even after receiving regulatory approval, which could delay or terminate clinical trials, delay or prevent regulatory approval or market acceptance of any of our product candidates.
●	To date, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 have been approved in the United States, Europe and other countries, subject to certain limitations. In addition, no product that utilizes mRNA as a therapeutic vaccine has been approved in the United States or Europe. As such, mRNA drug development has substantial clinical development and regulatory risks due to the novel and unprecedented nature of this new category of medicines.
●	The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable and if we fail to obtain regulatory approval in any jurisdiction, we will not be able to commercialize our products in that jurisdiction and our business, results of operations, financial condition and prospects, may be materially adversely affected.
●	A breakthrough therapy designation by the FDA for a product candidate may not lead to a faster development or regulatory review or approval process, and it would not increase the likelihood that the product candidate will receive marketing approval.
●	The manufacture of mRNA-based medicines is complex and manufacturers often encounter difficulties in production, especially in the field of biologics. If we or any of our third-party manufacturers encounter difficulties, our ability to provide product candidates for clinical trials or products, if approved, to patients or future customers could be delayed or halted.
●	Undetected errors or defects in our production could harm our reputation or expose us to product liability claims.
●	We rely on third parties to conduct our nonclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
●	If we or any third-party manufacturer of our product candidates is unable to increase the scale of production of our product candidates, and/or increase the product yield of manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed.
●	If we fail to comply with our obligations under any license, collaboration or other intellectual property agreements, disagree over contract interpretation, or otherwise experience disruptions to our business relationships with our collaborators or licensors, we could lose intellectual property rights that are necessary to our business.
●	Even if we, or any future collaborators, are able to commercialize any product candidate that we, or they, develop, the successful commercialization of our product candidates will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage and adequate reimbursement levels and implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.
●	Some of our product candidates are classified as gene therapies by the FDA and the EMA, and the FDA has indicated that products similar to our product candidates will be reviewed within its Center for Biologics Evaluation and Research, or CBER. Even though our mRNA product candidates are designed to have a different mechanism of action from gene therapies, the association of our product candidates with gene therapies could result in increased regulatory burdens, impair the reputation of our product candidates, or negatively impact our platform or our business.

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

As of December 31, 2021, we had cash and cash equivalents amounting to €811 million. We believe that we will continue to expend substantial resources for the foreseeable future developing our proprietary product candidates. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, seeking regulatory approvals, as well as launching and commercializing products approved for sale, if any, costs associated with manufacturing products and maintaining manufacturing facilities. In addition, other unanticipated costs may arise. Because the outcomes of our anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our proprietary product candidates.

Our future funding requirements will depend on many factors, including but not limited to:

●	the numerous risks and uncertainties associated with developing product candidates and maintaining our mRNA technology platform;
●	the number and characteristics of product candidates that we pursue;
●	the rate of enrollment, progress, cost and outcomes of our clinical trials, which may or may not meet their primary endpoints;
●	the timing of, and cost involved in, conducting nonclinical studies that are regulatory prerequisites to conducting clinical trials of sufficient duration for successful product registration;
●	the cost of manufacturing clinical supply and establishing commercial supply of our product candidates;
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
●	the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates if clinical trials are successful;
●	the timing of, and costs involved in, conducting post-approval studies that may be required by regulatory authorities;
●	the cost of commercialization activities for our product candidates, if any of our product candidates are approved for sale, including product manufacturing, marketing and distribution of product candidates generated from our mRNA technology platform and any other product opportunity for which we receive marketing approval in the future;
●	the terms and timing of any collaborative, licensing and other arrangements that we are currently party to or may establish, including any required milestone and royalty payments thereunder and any nondilutive funding that we may receive;
●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs, if any, and the outcome of any such litigation;
●	the timing, receipt, and amount of sales of, or royalties or milestones on, our future products, if any;
●	the costs to recruit and build the organization including key executives needed to transform to a commercial organization; and
●	the costs of operating as a public company, including hiring additional personnel.

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

We have incurred significant losses since our inception. Our consolidated net loss for the years ended December 31, 2021 and 2020 were €411.7 million and €129.1 million, respectively. As of December 31, 2021, our accumulated deficit was €1,056.8 million. We expect to continue to incur losses in the future as we continue our research and development of, and seek regulatory approvals for, our product candidates and maintain and develop new technology platforms, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company in the United States. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials and development of our manufacturing technology. The net losses and negative cash flows from operations incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. For example, our expenses could increase if we are required by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other regulatory agencies to perform trials in addition to those that we currently expect to perform, or if there are any delays in completing our currently planned clinical trials, the partnering process for our proprietary product candidates or in the development of any of our proprietary product candidates. As an example, fiscal year 2021 was impacted by nonrecurring increased spending related to the COVID-19 pandemic and by income from the European Commission and the German government, which may not recur.

Our revenue to date has been primarily revenue from the license of our technology platform and from milestone payments for the development of product candidates against targets provided by our collaborators. Our ability to generate revenue and achieve profitability in the future depends in large part on our ability, alone or with our collaborators, to achieve milestones and to successfully complete the development of, obtain the necessary regulatory approvals for, and commercialize, our product candidates and technology platform. This will require us to be successful in a range of challenging activities, including developing product candidates, obtaining regulatory approval for such product candidates, and manufacturing, marketing and selling those product candidates for which we may obtain regulatory approval. We may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become or remain profitable could depress our market value and could impair our ability to raise capital, expand our business, develop other product candidates or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

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

We have established strategic partnerships and intend to continue to establish strategic partnerships with third parties to research, develop and commercialize our platform and existing and future product candidates. We have entered into strategic partnerships with Genmab, Arcturus, Acuitas, CRISPR Therapeutics, GSK, the Bill & Melinda Gates Foundation, CEPI and Tesla Grohmann, among others. For certain of these programs, including our collaborations with Genmab, CRISPR Therapeutics and GSK, we will depend on our partners to design and conduct their clinical studies. As a result, we may not be able to conduct these programs in the manner or on the time schedule we currently contemplate, which may negatively impact our business operations. While we have certain contractual rights to information about preclinical and clinical developments and results under certain of our collaboration agreements, including our agreements with Genmab, CRISPR Therapeutics and GSK, we cannot be certain that clinical trials conducted in connection with such collaboration programs will be conducted in a manner consistent with the best interests of our business. In addition, if any of these partners withdraw support for these programs or proposed products or otherwise impair their development, our business could be negatively affected. Also, our inability to find a partner for any of our product candidates, may result in our termination of that specific product candidate program or evaluation of a product candidate in a particular indication. Even if we found a partner for one or more of our product candidates, there is no assurance that upon the approval of one or more of such product candidates we will be able to successfully co-commercialize such products.

In addition, our existing licenses and collaboration agreements, including our agreements with Genmab, Arcturus, Acuitas, the Bill & Melinda Gates Foundation, CRISPR Therapeutics, GSK and CEPI, impose, and any future licenses, collaborations or other intellectual property agreements we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us. Furthermore, our licenses and collaboration agreements impose, and any future agreement we enter into may also impose, restrictions on our ability to license certain of our intellectual property to third parties or to develop or commercialize certain product candidates or technologies. In spite of our best efforts, our collaborators may conclude that we have breached our obligations under our agreements, in which case, we may be required to pay damages and the collaborator may have the right to terminate the agreement. Any of the foregoing could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology, enable a competitor to gain access to the licensed technology or disrupt our right to receive funding or milestone or royalty payments. See “Item 4. Information on the Company — B. Business Overview —  Collaborations.”

In the future, we may enter into additional collaborations to fund our development programs or to gain access to sales, marketing or distribution capabilities. Under certain of our collaboration agreements, including our collaborations with Genmab, CRISPR Therapeutics and GSK, we grant our partners an exclusive license to develop and commercialize certain classes of products containing our mRNA technology for specific targets and receive license fees, research and development funding, milestone payments and/or, if a product is approved for marketing, sales royalties in return. Following the discovery and preclinical testing phase, in certain cases, our partners are solely responsible for the further development of the product candidate and therefore exercise full control over its further development and potential commercialization. In certain cases, including under our collaboration with Genmab, we have a limited right to co-commercialize collaboration products. While certain of our existing licenses and collaboration agreements, including our agreements with Genmab, CRISPR Therapeutics and GSK, impose development or commercialization obligations on our collaborators, we cannot be certain that our collaboration partners will allocate sufficient resources or attention to our collaboration programs or that they will progress our collaboration programs consistent with the best interests of our business. Our existing collaborations, and any future collaborations we enter into, therefore may pose a number of risks, including the following:

●	collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;
●	collaborators may not perform their obligations as expected by us or by health authorities, such as the FDA, the EMA or comparable foreign regulatory authorities;
●	collaborators may dissolve, merge, be bought or may otherwise become unwilling to fulfill the initial terms of the collaboration with us;
●	collaborators may fail to perform their obligations under the collaboration agreements or may be slow in performing their obligations;
●	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates;
●	collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities or the actual or perceived competitive situation in a specific indication;
●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or may require a new formulation of a product candidate for clinical testing;
●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

●	product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;
●	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;
●	disagreements with collaborators, licensors or licensees, including disagreements over proprietary rights, contract interpretation and breach of contract claims, payment obligations or the preferred course of development, might cause delays or termination of the research, development or commercialization of products or product candidates, might lead to additional responsibilities, including financial obligations for us with respect to products or product candidates, or delays or withholding of any payments due or might result in litigation or arbitration, any of which would be time consuming and expensive, and could limit our ability to execute on our strategies;
●	collaborators may not properly obtain, maintain, enforce or defend our intellectual property or may use our proprietary information in such a way that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation; and
●	collaborators may infringe, misappropriate or otherwise violate the intellectual property of third parties, which may expose us to litigation and potential liability.

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

We focus on delivering mRNA encoding functional versions of proteins into cells without altering the underlying DNA. Our future success depends on the successful development of this novel therapeutic or vaccine approach. Relatively few mRNA-based product candidates have been tested in animals or humans, and the data underlying the feasibility of developing mRNA-based products are both preliminary and limited. To date, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 have been approved in the United States and Europe, subject to certain limitations. In addition, no product that utilizes mRNA as a therapeutic vaccine has been approved in the United States or Europe. We have not yet succeeded and may not succeed in demonstrating to the FDA or EMA the efficacy and safety of any of our product candidates in clinical trials or in obtaining marketing approval thereafter. We completed Phase 1, Phase 2a and Phase 2b/3 clinical trials for our COVID-19 product candidate, CVnCoV, which has completed recruitment and dosing, but we are still monitoring patients. However, we decided in early October 2021 to withdraw CVnCoV from the regulatory approval process and focus our efforts on second-generation mRNA vaccines. We have also completed an interim data readout of safety and immunogenicity in an ongoing Phase 1 clinical trial for our CV7202 (Rabies vaccine) product candidate and have ongoing Phase 1 clinical trials for our CV8102 (cMEL, ACC, SCC and HNSCC), Phase 1/2 clinical trials for BI 1361849 (formerly CV9202) (Non-Small-Cell Lung Cancer, or NSCLC). Overall, there may be adverse effects from treatment with any of our current or future product candidates that we cannot predict at this time.

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

To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, our Phase 2b clinical trial with CV9104, one of our first-generation vaccines based on protamine formulation, that was designed to evaluate the investigational mRNA-based cancer vaccine in patients with asymptomatic or minimally symptomatic metastatic castrate resistant prostate cancer, failed to meet the primary endpoint of improving overall survival despite proceeding through preclinical and Phase 1 studies. Progression-free survival was similar in both arms of the clinical trial. In addition, our past programs with protamine-based vaccines (CV9201, CV9103, CV9104 and CV7201) were discontinued because the level of immunogenicity achieved in clinical trials was considered insufficient. BI 1361849 (formerly CV9202), the only protamine-based vaccine formulation was discontinued as well. While we have assessed the results of past trials and these have informed our approach going forward, we can provide no assurance that future clinical trials will not be discontinued or fail to meet their specified endpoints. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful.

We are subject to significant regulatory oversight with respect to manufacturing our product candidates. Our manufacturing facilities or the manufacturing facilities of our third-party manufacturers or suppliers may not meet regulatory requirements. Failure to meet GMP requirements set forth in regulations promulgated by the FDA, the EMA and other comparable regulatory authorities could result in significant delays in and costs of our products.

Clinical trials must be conducted in accordance with the FDA, EMA and comparable foreign regulatory authorities’ legal requirements, regulations or guidelines and are subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our product candidates produced in accordance with current good manufacturing practices, or cGMP, and other requirements. We depend on medical institutions and clinical research organizations, or CROs, to conduct our clinical trials in compliance with good clinical practice, or GCP, standards. Failure to follow and document adherence to such regulations or other regulatory requirements may lead to significant delays in the availability of product for our clinical trials, result in the termination of, or a clinical hold being placed on, one or more of our clinical trials, or delay or prevent submission or approval of marketing applications for our product candidates.

To the extent our CROs fail to enroll participants for our clinical trials, fail to conduct the trial in accordance with GCP requirements or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business. To date, we have reached the final analysis of our most advanced candidate, CVnCoV, but we announced the strategic decision to withdraw CVnCoV from the approval process with the EMA. Our other product candidates, CV2CoV (SARS-CoV-2), CVSQIV (multivalent seasonal influenza), CV7202 (Rabies), CV8102 (Melanoma, Adenoidcystic Carcinoma, Squamous Cell Cancer of Skin and Head and Neck), are in early clinical development. All other of our research programs are in the preclinical development stage.

The completion of clinical trials for our clinical product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

●	the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;
●	delays or failure to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	delays in patient enrollment and variability in the number and types of patients available for clinical trials, including as a result of COVID-19;
●	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;
●	negative or inconclusive results, which may require us to conduct additional preclinical or clinical trials or to abandon projects that we expect to be promising;
●	shortage of materials required for the production of our product candidates including due to events surrounding COVID-19;
●	safety or tolerability concerns causing us to suspend or terminate a trial if it is determined that the participants are being exposed to unacceptable health risks;
●	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;
●	lower than anticipated retention rates of patients and volunteers in clinical trials;
●	our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a trial;

●	delays relating to adding new clinical trial sites;
●	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;
●	delays in establishing the appropriate dosage levels;
●	the quality or stability of the product candidate falling below acceptable standards;
●	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical trials on time, or delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;
●	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials;
●	lack of adequate funding to continue the clinical trial;
●	developments observed in trials conducted by competitors for related technology that raises general FDA or foreign regulatory authority concerns about risk to patients of gene therapy technology;
●	determination that the product will not be producible at the manufacturing stage; and
●	transfer of manufacturing processes to larger-scale facilities operated by a CMO or by us, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process.

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

If we are required to conduct additional clinical trials or other testing of our product candidates that we develop beyond the trials and testing that we contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are unfavorable or are only modestly favorable, or if there are safety concerns associated with our other product candidates, we may:

●	be delayed in obtaining marketing approval for our product candidates;
●	not obtain marketing approval at all;
●	obtain approval for indications or patient populations that are not as broad as intended or desired;
●	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;
●	be subject to additional post-marketing testing or other requirements; or
●	remove the product from the market after obtaining marketing approval.

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

Patient enrollment is affected by other factors, including:

●	severity of the disease under investigation;
●	design of the clinical trial protocol;
●	size and nature of the patient population;
●	eligibility criteria for the trial in question;
●	perceived risks and benefits of the product candidate under trial;
●	perceived safety and tolerability of the product candidate;
●	proximity and availability of clinical trial sites for prospective patients;
●	availability of competing therapies and clinical trials;
●	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including standard-of-care and any new drugs that may be approved for the indications we are investigating;
●	efforts to facilitate timely enrollment in clinical trials;
●	effects of the COVID-19 pandemic on our clinical trial sites;
●	patient referral practices of physicians; and
●	our ability to monitor patients adequately during and after treatment.

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

The development of our product candidates could be disrupted and materially adversely affected by the COVID-19 global pandemic. The extent to which the COVID-19 pandemic impacts our business will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the evolving actions to contain COVID-19 or treat its impact, among others. Site initiation, participant recruitment and enrollment, participant dosing, distribution of clinical trial materials, study monitoring and data analysis may be paused or delayed (or continue to be paused or delayed) due to changes in hospital or university policies, federal, state or local regulations or restrictions, prioritization of hospital resources toward pandemic efforts, travel restrictions, concerns for patient safety in a pandemic environment, or other reasons related to the pandemic. Patient recruitment for our product candidates may be adversely impacted. For example, our ongoing trials for CV8102 may be delayed as a result of new oncology sites being inaccessible in Europe. In addition, while we have not had any participants withdraw from our clinical trials or be prevented from accessing the clinical testing sites due to the COVID-19 pandemic, we can provide no assurance that patients will not withdraw from our trials in the future, which could delay our clinical development efforts for the relevant product candidates. Over the period from February to May 2020, sites in France, Italy and Spain were not available for trials. While these sites have resumed screening participants in June 2020, we can provide no assurance that sites will not be inaccessible again. In addition, participants enrolled in our CV7202 clinical trial could not access clinical sites for three months for blood draw samples, resulting in the need for us to adapt our clinical protocol to address the timing of site visits. We closely monitor the situation with the ongoing COVID-19 pandemic.

We are currently devoting significant resources to the development of vaccines against COVID-19. Although there is no assurance that we will be able to complete development of the vaccine successfully or in a timely manner, such development may impair our ability to timely progress other product candidates in clinical trials and increases our costs. Upon the outbreak of the COVID-19 pandemic, we determined to make the development of a vaccine candidate against COVID-19 a priority and to use our large-scale GMP III facility to provide required material for a potential vaccine product candidate. This prioritization could impact clinical development of our other product candidates if such a production need arises. Our research personnel dedicated to infectious diseases initially focused its efforts on optimizing vaccine constructs in preparation of a Phase 1 clinical trial for our COVID-19 vaccine candidate, CVnCoV, and such team is currently focused on our expanding COVID-19 clinical programs focusing on our second-generation backbone, being jointly developed with GSK. This focus may delay development of other potential infectious disease product candidates. We also postponed initially planned preclinical work on an influenza vaccine with the Bill & Melinda Gates Foundation and we are assessing the path forward. We can provide no assurances that our focus on clinical development of vaccine candidates against COVID-19 will not adversely impact clinical development of our other product candidates.

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

Moreover, if COVID-19 continues to spread, we may experience ongoing disruptions that could severely impact our business, preclinical studies and clinical trials, including:

●	delays in receiving authorization from local regulatory authorities to initiate our planned clinical trials;
●	changes in local regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;
●	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

●	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others, or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;
●	risk that participants enrolled in our clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;
●	interruptions in preclinical studies due to restricted or limited operations at our research and development laboratory facility;
●	delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;
●	limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;
●	refusal of the FDA to accept data from clinical trials in affected geographies; and
●	interruption or delays to our sourced discovery and clinical activities.

These and other disruptions in our operations and the global economy could negatively impact our business, operating results and financial condition.

In addition, quarantines, travel restrictions, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for our product candidates. We have taken a series of actions aimed at safeguarding our employees and business associates, including regular PCR-based COVID-19 testing, implementing a work-from-home policy for employees except for those related to our production and laboratory operations, and these arrangements may cause reduced productivity of our employees and/or delays or disruptions of our business operations.

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

Our proprietary product candidates are still in preclinical or clinical development. Although we may receive certain payments from our collaboration partners, including up-front payments, payments for achieving certain development, regulatory or commercial milestones and royalties, our ability to generate revenue from our product candidates’ sales is dependent on receipt of regulatory approval for, and successful commercialization of, such product candidates, which may never occur. Our business and future success is in particular dependent on our ability to develop, either alone or in partnership, successfully, receive regulatory approval for and then successfully commercialize our proprietary product candidates. Each of our product candidates will require additional preclinical and/or clinical development, regulatory approval in multiple jurisdictions, manufacturing supply, substantial investment and significant marketing efforts before we generate any revenue from product sales or royalties. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from applicable regulatory authorities. The success of our product candidates will depend on several factors, including the following:

●	successful completion of preclinical and/or clinical studies;
●	negative or inconclusive results from our clinical trials, the clinical trials of our collaborators or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;
●	successful enrollment of patients in, and completion of, clinical trials;
●	strategic commitment to particular product candidates and indications by us and our collaborators;
●	receipt of regulatory authorizations from applicable regulatory authorities for future clinical trials;
●	receipt of product approvals, including marketing approvals, from applicable regulatory authorities;
●	successful completion of all safety studies required to obtain regulatory approval in the United States, the European Union and other jurisdictions for our product candidates;
●	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;
●	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;
●	acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;
●	effectively competing with other therapies;
●	obtaining and maintaining coverage and adequate reimbursement from third-party payors;
●	obtaining, maintaining, enforcing and defending intellectual property and intellectual property-related claims;
●	maintaining a continued acceptable safety and quality profile of the product candidates following approval; and
●	maintaining a continued, sufficient supply of drug substance in acceptable quality.

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

We commenced operations in 2000 and have a long track record of performing clinical trials with multiple product candidates since 2008. Our operations to date have been limited to establishing our company, raising capital, developing our proprietary mRNA technology platform, identifying and testing potential product candidates and conducting clinical trials. We have not yet demonstrated an ability to obtain marketing approvals, manufacture a commercial-scale product, or arrange for a third-party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

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

Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following regulatory approval, if any. Significant adverse events may occur during our clinical trials or even after receiving regulatory approval, which could delay or terminate clinical trials, delay or prevent regulatory approval or market acceptance of any of our product candidates.

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

Clinical trials assess a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our product candidates receive regulatory approval and we or others identify undesirable side effects caused by such product candidates (or any other similar products) after such approval, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw or limit their approval of such product candidates and require us to take our approved product(s) off the market;
●	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication, or submission of field alerts to physicians and pharmacies;
●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
●	we may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;
●	actual or potential drug-related side effects could negatively affect patient recruitment or the ability of enrolled patients to complete a trial for our products or product candidates;
●	market acceptance of our products by patients and physicians may be reduced and sales of the product may decrease significantly;
●	regulatory authorities may require a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;
●	we may be subject to regulatory investigations and government enforcement actions;
●	we may decide or be required to remove such product candidates from the marketplace;
●	we could be sued and potentially held liable for injury caused to individuals exposed to or taking our product candidates;
●	sales of the product(s) may decrease substantially; and
●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our product candidates, if approved, and therefore could have a material adverse effect on our business, financial condition, results of operations and prospects.

To date, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 have been approved in the United States, Europe and other countries, subject to certain limitations. In addition, no product that utilizes mRNA as a therapeutic vaccine has been approved in the United States or Europe. As such, mRNA drug development has substantial clinical development and regulatory risks due to the novel and unprecedented nature of this new category of medicines.

No product that utilizes mRNA as a therapeutic vaccine has been approved in the United States or Europe. In addition, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 have been approved by the FDA, EMA and other regulatory agencies. Such approvals were provided after parallelized clinical trials, and certain of the products may be subject to ongoing review by the FDA, EMA or other regulatory agencies, and in some cases may be canceled, expire or subject to lengthy renewal. Successful discovery, development and continued market presence of mRNA-based (and other) products by either us or our collaborators is highly uncertain and depends on numerous factors, many of which are beyond our or their control. Our product candidates that appear promising in the early phases of development may fail to advance, experience delays in the clinic or clinical holds, fail to reach the market or stay in the market for many reasons, including:

●	discovery efforts aimed at identifying potential immunotherapies may not be successful;
●	nonclinical or preclinical study results may show product candidates to be less effective than desired or have harmful or problematic side effects;
●	clinical trial results may show the product candidates to be less effective than expected, including a failure to meet one or more endpoints or have unacceptable side effects or toxicities;
●	manufacturing failures or insufficient supply of GMP materials for clinical trials, or higher than expected cost could delay or set back clinical trials, or make our product candidates commercially unattractive;
●	our improvements in the manufacturing processes may not be sufficient to satisfy the clinical or commercial demand of our product candidates or regulatory requirements for clinical trials;
●	changes that we make to optimize our manufacturing, testing or formulating of GMP materials could impact the safety, tolerability and efficacy of our product candidates;
●	pricing or reimbursement issues or other factors could delay clinical trials or make any immunotherapy uneconomical or noncompetitive with other therapies;
●	the failure to timely advance our programs or receive the necessary regulatory approvals, or a delay in receiving such approvals, due to, among other reasons, slow or failure to complete enrollment in clinical trials, withdrawal by trial participants from trials, failure to achieve trial endpoints, additional time requirements for data analysis, data integrity issues, BLA, MAA or the equivalent application, discussions with the FDA or the EMA, a regulatory request for additional nonclinical or clinical data, or safety formulation or manufacturing issues may lead to our inability to obtain sufficient funding; and
●	the proprietary rights, products and technologies of our competitors may prevent our immunotherapies from being commercialized.

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

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

●	the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;
●	we may be unable to demonstrate to the satisfaction of the FDA, EMA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;
●	the designs or our execution of clinical trials might not be considered adequate, or the results of clinical trials may not meet the level of statistical significance required, by the FDA, EMA or comparable foreign regulatory authorities for approval;
●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
●	the data collected may not be sufficient to support the submission of a BLA or other submission, or to obtain regulatory approval in the United States, the European Union or elsewhere;
●	the FDA, EMA or comparable foreign regulatory authorities may fail to approve our manufacturing processes or facilities or those of third-party manufacturers with which we contract for clinical and commercial supplies; and
●	the laws, regulations or policies of the FDA, EMA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data or other regulatory submissions insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects. The FDA, the EMA and other regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority. For example, we initiated a rolling submission with the EMA in February 2021 and later submitted the formal market authorization application for our first-generation COVID-19 vaccine candidate, CVnCoV. However, later in 2021, the EMA informed us that it would not start reviewing the file before 2022. As a result, we estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. By this time, we expected candidates from the second-generation vaccine program to be progressing through clinical development, and therefore, we announced the strategic decision to withdraw our first-generation COVID-19 vaccine candidate, CVnCoV, from the approval process with the EMA and to focus our COVID-19 vaccine program on the development of second-generation mRNA vaccine candidates in collaboration with GSK.

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

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may materially adversely affect our business, prospects, financial condition and results of operations. We have not previously submitted a BLA, to the FDA, or similar regulatory approval filings to comparable foreign authorities, for any product candidate and never received regulatory approval for any of our product candidates. Even if the FDA, EMA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, product sampling, adverse event reporting, storage, advertising, marketing, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. There also are continuing, annual program user fees for any marketed products. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product. For example, the FDA has the authority to require a REMS as part of a BLA or after approval, which may impose further requirements or restrictions on the distribution or use of an approved product, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements may result in, among other things:

●	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory;
●	product recalls;
●	fines, warning letters, untitled letters or holds on clinical trials;
●	refusal by the FDA, EMA or a comparable foreign regulatory authority to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;
●	requirements to conduct additional clinical trials, change our product labeling or submit additional applications or application supplements;
●	product seizure or detention, or refusal to permit the import or export of products;
●	mandated modification of promotional materials and labeling and the issuance of corrective information;
●	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
●	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
●	injunctions or the imposition of civil or criminal penalties.

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

We and our collaboration partners have conducted, currently are conducting and intend in the future to conduct, clinical trials outside the United States, particularly in the European Union where we are headquartered. In addition, in February 2022, we and our partner GSK, initiated a Phase 1 clinical trial for our multivalent second-generation seasonal influenza vaccine candidate, CVSQIV, in Panama.

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

In addition, there are risks inherent in conducting clinical trials in multiple jurisdictions, inside and outside of the United States, such as:

●	regulatory and administrative requirements of the jurisdiction where the trial is conducted that could burden or limit our ability to conduct our clinical trials;
●	foreign exchange fluctuations;

●	manufacturing, customs, shipment and storage requirements;
●	cultural differences in medical practice and clinical research; and
●	the risk that the patient populations in such trials are not considered representative as compared to the patient population in the target markets where approval is being sought.

If any of our product candidates receive regulatory approval, the approved products may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited.

The commercial success of our product candidates will depend upon their acceptance among physicians, patients and the medical community. The degree of market acceptance of our product candidates will depend on a number of factors, including:

●	limitations or warnings contained in the approved labeling for a product candidate;
●	changes in the standard of care for the targeted indications for any of our product candidates;
●	limitations in the approved clinical indications for our product candidates;
●	demonstrated clinical safety and efficacy compared to other products;
●	lack of significant adverse side effects;
●	sales, marketing and distribution support;
●	availability of coverage and extent of reimbursement from managed care plans and other third-party payors;
●	timing of market introduction and perceived effectiveness of competitive products;
●	the degree of cost-effectiveness of our product candidates;
●	availability of alternative therapies at similar or lower cost, including generic and over-the-counter products;
●	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second-or third-line therapy for particular diseases;
●	whether the product can be used effectively with other therapies to achieve higher response rates;
●	adverse publicity about our product candidates or favorable publicity about competitive products;
●	convenience and ease of administration of our products; and
●	potential product liability claims.

If any of our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, patients and the medical community, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

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

To the extent any of our product candidates approved as a biological product under a BLA qualifies for a 12-year period of exclusivity, for which we make no assurances, there is a risk that such exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for nonbiological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

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

Risks Related to the Manufacturing of Our Product Candidates

The manufacture of mRNA-based medicines is complex and manufacturers often encounter difficulties in production, especially in the field of biologics. If we or any of our third-party manufacturers encounter difficulties, our ability to provide product candidates for clinical trials or products, if approved, to patients or future customers could be delayed or halted.

The manufacture of mRNA-based medicines is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and analytics. We and our third-party manufacturers must comply with cGMP, regulations and guidelines for the manufacturing of our product candidates used in preclinical studies and clinical trials and, if approved, marketed products. Manufacturers of biotechnology products often encounter difficulties in production, particularly in scaling up and validating initial production.

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

In addition, there are risks associated with large-scale manufacturing for clinical trials or commercial-scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if we obtain marketing approval for any of our product candidates, there is no assurance that we or our manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. If we or our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

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

We and our third-party manufacturers and suppliers could be subject to liabilities, fines, penalties or other sanctions under federal, state, local and foreign environmental, health and safety laws and regulations if we or they fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on our business.

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

With respect to any hazardous materials or waste which we are currently, or in the future will be, generating, handling, transporting, using, manufacturing, storing, treating or disposing of, we cannot eliminate the risk of contamination or injury from these materials or waste, including at third-party disposal sites. In the event of such contamination or injury, we could be held liable for any resulting damages and liability. We also could be subject to significant civil or criminal fines and penalties, cessation of operations, investigation or remedial costs or other sanctions for failure to comply with applicable environmental, health and safety laws. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts or otherwise have a material adverse effect on our business.

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

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing nonclinical and clinical programs. We rely on these parties for execution of our nonclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with cGMP, GCP, Good Laboratory Practice, or GLP, and other regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Union and comparable foreign regulatory authorities for all of our product candidates in nonclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, trial sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our nonclinical and clinical trials may be deemed unreliable and the EMA, FDA, or other regulatory authorities may require us to perform additional nonclinical and clinical trials before approving our marketing applications. In addition, even if, for example, the EMA finds our data generated in our nonclinical and clinical trials reliable for approving a marketing application, there is no assurance that other regulatory authorities like the FDA will find such data reliable and sufficient for approving a similar market application. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If any of our relationships with these third-party CROs terminates, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing nonclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations, meet expected deadlines, conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements, or for other reasons, our clinical trials may be extended, delayed, or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. CROs may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

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

If we or any third-party manufacturer of our product candidates is unable to increase the scale of production of our product candidates, and/or increase the product yield of manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed.

In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of our product candidates in our pipeline or that we may develop, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of the product. The transition to larger scale and more robust production could prove difficult or costly. Further, any claims in our manufacturing process as a result of scaling up or optimization of the manufacturing, supply and fill and finish process may result in the need to obtain regulatory approvals. If we or our third-party manufacturers are not able to optimize manufacturing process to increase the product yield for our product candidates or cGMP production requirement for clinical studies, or are unable to produce increased amounts of our product candidates while maintaining the quality of the product or generally unable to produce the right quality, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits. Difficulty in achieving commercial-scale-up production or production optimization or the need for additional regulatory approvals as a result could have a material adverse impact on our business and results of operations.

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

Further, the existence of issued patents does not guarantee our right to practice the patented technology or commercialize the patented product candidate. Third parties may have or obtain rights to patents which they may use to prevent or attempt to prevent us from practicing our patented technology or commercializing any of our patented product candidates. If any of these other parties are successful in obtaining valid and enforceable patents, and establishing our infringement of those patents, we could be prevented from selling our products unless we were able to obtain a license under such third-party patents, which may not be available on commercially reasonable terms or at all. In addition, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency of competent jurisdiction may find our patents invalid or unenforceable. Our competitors and other third parties may also be able to circumvent our patents by developing similar or alternative product candidates in a non-infringing manner. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, the research resulting in certain of our patents and technology, including patents and technology relating to our yellow fever product candidate, was funded in part by the U.S. government. As a result, the U.S. government has certain rights to such patent rights and technology, which include march-in rights. When new technologies are developed with government funding, in order to secure ownership of such patent rights, the recipient of such funding is required to comply with certain government regulations, including timely disclosing the inventions claimed in such patent rights to the U.S. government and timely electing title to such inventions. Additionally, the U.S. government generally obtains certain rights in any resulting patents, including a nonexclusive license authorizing the government to use the invention or to have others use the invention on its behalf. Accordingly, we have granted the U.S. government a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced for or on behalf of the United States, the inventions described in the patents and patent applications relating to our technology or one or more of our product candidates. If the U.S. government decides to exercise these rights, it is not required to engage us as its contractor in connection with doing so. The government’s rights may also permit it to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use such government-funded technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. If we fail to comply with those requirements, we could lose our ownership of, or other rights to, any patents subject to such regulations. Furthermore, in May 2021 and November 2021, the Biden administration expressed support for waiving intellectual property protections for COVID-19 vaccines amid concerns about vaccine access in foreign nations. Such waiver, if implemented, could extend to our product candidates, including CV2CoV. Any waiver of intellectual exercise by the government of any of the foregoing rights or by any third-party of its reserved rights could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

In Germany, the German federal government, and the Federal Ministry of Health and downstream authorities in the event of a national epidemic, have the right to order the use of our owned and in-licensed patents in the interest of the public welfare or the security of the Federal Republic. The German government may issue such an order with respect to our owned or in-licensed patents and we may lose exclusivity with respect to the technologies and product candidates covered by such patents. For example, if the German government determines that we are unable to develop our COVID-19 vaccine candidates on a timeline or at a scale that is necessary to respond to the COVID-19 pandemic, it may issue a use order for the patents covering our development of COVID-19 vaccines. We would be entitled to compensation in the event a use order is issued with respect to our owned or in-licensed patents; however, such compensation may be less than what we could otherwise receive and any such use order could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

In Russia, the United States and foreign government actions related to Russia’s invasion of Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications in Russia, resulting in partial or complete loss of patent rights in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit, without consent or compensation, inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in countries that Russia has deemed unfriendly. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be materially adversely affected.

In addition, it is uncertain whether the World Trade Organization, or the WTO, will waive certain intellectual property protections now or in the future on certain technologies related to COVID-19. We cannot be certain that any of our current or future product candidates or technologies would not be subject to an intellectual property waiver by the WTO. We also cannot be certain that any of our current or future intellectual property rights, whether patents, trade secrets, or other confidential information would be eliminated, narrowed, or weakened by such a waiver. Given the uncertain future actions by the WTO and other countries and jurisdictions around the world, including the United States, it is unpredictable how our current or future intellectual property rights or how our current or future business would be impacted.

Additionally, the research resulting in certain of our patents and technology, including patents and technology relating to our CV8102 and RSV product candidates, was funded in part by the German Ministry of Education and Research, or the BMBF. Results of such government funded research projects must, subject to certain conditions, be made available free of charge for academic research and teaching in Germany and must be published in half-yearly interim reports and a final report following completion of the funded work. Information relating to intellectual property generated, commercial expectations, scientific chances of success and next steps and certain additional information must be disclosed to the German government and must be disclosed to third parties for academic research and teaching upon request under a written confidentiality agreement. The BMBF additionally has, in the case of a special public interest, a nonexclusive and transferable right to use intellectual property generated as part of the funded work. Contracts with third parties relating the exploitation of the results of the funded work must be disclosed to the BMBF and any such contracts with parties outside of the European Union require the prior consent of the BMBF to the extent they deviate from an exploitation plan previously approved by the BMBF. Additionally, if we fail to use or commercialize the results of the funded work we may be required to grant third parties licenses to use such results. In certain scenarios, including if we come under the decisive influence of foreign investors, the funded results are exclusively or predominantly used outside Germany without the prior consent of the BMBF or if we are in breach of our obligations under the grant, the grant funding, including funding already received, can be revoked.

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

In addition, our existing licenses and collaboration agreements, including our agreements with Genmab, Arcturus, Acuitas, GSK, the Bill & Melinda Gates Foundation, CRISPR Therapeutics and CEPI, impose, and any future licenses, collaborations or other intellectual property agreements we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us. Our licenses and collaboration agreements, including our agreement with Genmab, impose, and any future agreement we enter into may also impose, restrictions on our ability to license certain of our intellectual property to third parties or to develop or commercialize certain product candidates or technologies. In spite of our best efforts, our licensors, licensees and collaborators may conclude that we have breached our obligations under our agreements, or that we have used the intellectual property licensed to us in an unauthorized manner, in which case, we may be required to pay damages and the licensor, licensee or collaborator may have the right to terminate the agreement. Any of the foregoing could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology, enable a competitor to gain access to the licensed technology or disrupt our right to milestone or royalty payments. We might not have the necessary rights or the financial resources to develop, manufacture or market our current or future product candidates without the rights granted under our licenses, and the loss of sales or potential sales in such product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

Disputes may arise regarding intellectual property subject to licensing, collaboration or other intellectual property agreements, including:

●	the scope of rights granted under the license agreement and other interpretation related issues;
●	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;
●	the sublicensing of patent and other rights under our collaborative development relationships;
●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
●	our financial obligations under the license agreement;
●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
●	the priority of invention of patented technology.

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

If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have on reasonable terms or at all, we may have to abandon development of the relevant program or product candidate and our business, financial condition, results of operations and prospects could suffer.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful and could result in a court or administrative body finding our patents to be invalid or unenforceable.

Even if the patent applications we own or license are issued, third parties may infringe our patents. To counter infringement, we may be required to file infringement claims, which can be expensive and time consuming. If we initiate legal proceedings against a third-party to enforce a patent covering any of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including novelty, nonobviousness (or inventive step), written description or enablement. In addition, patent validity challenges may, under certain circumstances, be based upon nonstatutory obviousness-type double patenting, which, if successful, could result in a finding that the claims are invalid for obviousness-type double patenting or the loss of patent term if a terminal disclaimer is filed to obviate a finding of obviousness-type double patenting. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. In an infringement proceeding, a court may decide that one or more of our patents is not valid, is unenforceable or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates or provide any competitive advantage. For example, one of our manufacturing related U.S. patents was invalidated in an inter partes review proceeding and certain of our European patents relating to RNA-based adjuvants/immunostimulants, RNA-coded antibodies, mRNA vaccination of the elderly, and intratumoral (m)RNA treatment have been revoked in European opposition proceedings. Further European patents have been amended after opposition proceedings. For example, European patents related to mRNA vaccination of newborns and infants, combination of an mRNA vaccine and an anti-PD1 antibody, combination of mRNA-based vaccination and agonistic OX40 antibodies and method of RNA analysis have been amended. One further European patent has been maintained after opposition proceedings. Some of these decisions are currently on appeal and continuation or divisional applications of certain of the maintained, revoked and amended patents have been filed and are currently under examination, although there can be no assurance that any such appeal will be successful or that any such patent applications will issue as patents that provide us with any competitive advantage. Additionally, several of our European and Australian patents relating to sequence optimization of mRNA, prime-boost regimens, combination of mRNA-based vaccination and inhibition of the PD-1 pathway, intratumoral (m)RNA treatment, and production of mRNA cocktails are currently subject to opposition proceedings. The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a third-party were to prevail on a legal assertion of invalidity or unenforceability, we could lose part or all of the patent protection on one or more of our product candidates, which could result in our competitors and other third parties using our technology to compete with us. Such a loss of patent protection could have a material adverse impact on our business.

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

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights of third parties with respect to our product candidates, including interference and post-grant proceedings before the USPTO. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, formulation, use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that we may or may not be aware of which may later result in issued patents that our product candidates may be accused of infringing. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. After issuance, the scope of patent claims remains subject to construction based on interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims at issue are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us, especially as we gain greater visibility and market exposure as a public company.

Third parties have, and may in the future have, U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds or methods of use for the treatment of the disease indications for which we are developing our product candidates that may cover our product candidates. For example, we are aware of certain third-party U.S. and non-U.S. issued patents and patent applications, including those of our competitors, that relate to mRNA production, mRNA optimization, chemical modification of mRNA, LNP technology, RNA-based tumor vaccination, LNP-based mRNA delivery to the eye, lung or liver, mRNA encoding gene-editing enzymes, RNA-encoded antibodies or antigens in LNPs and LNP-formulated RNA that may be construed to cover the LNP-formulated RNA technology used in our vaccines and protein and antibody therapies. We are also aware of certain third-party U.S. and non-U.S. patents and patent applications, including those of our competitors, that relate to coronavirus vaccines, influenza virus vaccines, Respiratory Syncytial Virus (RSV) vaccines and treatments and vaccines against other infectious diseases and we expect such third parties to have filed additional patent applications, which have not yet been published and to file additional patent applications in the future.

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

If we are required to obtain a license from any third-party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate, we may not be able to obtain such required license on commercially reasonable terms or at all. In particular, any of our competitors that control intellectual property that we are found to infringe may be unwilling to provide us a license under any terms. Even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. Further, if a patent infringement suit is brought against us or our third-party service providers and if we are unable to successfully obtain rights to required third-party intellectual property, we may be required to expend significant time and resources to redesign our product candidates, or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis, and may delay or require us to abandon our development, manufacturing or sales activities relating to our product candidates. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, the Leahy-Smith America Invents Act, or the America Invents Act, was signed into law on September 16, 2011, and many of the substantive changes became effective on March 16, 2013. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Specifically, the America Invents Act reforms United States patent law in part by changing the U.S. patent system from a “first to invent” system to a “first inventor to file” system. Under a “first inventor to file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor was the first to invent the invention. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications. Circumstances may arise that could prevent us from promptly filing patent applications on our inventions and allow third parties to file patents claiming our inventions before we are able to do so. The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings, including reexamination proceedings, inter partes review, post grant review and derivation proceedings. These adversarial proceedings at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts, and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third-party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than in a litigation in a U.S. federal court. One of our manufacturing related patents has been invalidated in an inter partes proceeding and if any of our other patents are challenged by a third-party in a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in a loss or narrowing of the challenged patent right to us.

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

Many of our current and former employees, consultants, and independent contractors including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees, consultants or independent contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of such individual’s current or former employers, or that patents and applications we have filed to protect inventions of these individuals, even those related to one or more of our product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third-party, and we could be required to obtain a license from such third-party to commercialize our technology or products. Such a license may not be available on an exclusive basis or on commercially reasonable terms, or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

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

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and patent applications will be due to be paid to the USPTO and various government patent agencies outside the United States over the lifetime of our patents and patent applications and any patent rights we may own or license in the future. Additionally, the USPTO and various government patent agencies outside the United States require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we or our licensors fail to maintain the patents and patent applications covering or otherwise protecting our product candidates, it could have a material adverse effect on our business. In addition, to the extent that we have responsibility for taking any action related to the prosecution or maintenance of patents or patent applications in-licensed from a third-party, any failure on our part to maintain the in-licensed intellectual property could jeopardize our rights under the relevant license and may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The German Act on Employees’ Inventions does not generally apply to managing directors, supervisory directors, freelancers or agents who are not employees under German labor law. Unless the German Act on Employees’ Inventions has been referred to in the respective services agreements, inventions and intellectual property rights created by such inventors must be assigned to us by contract. While we believe that all of our managing directors, supervisory directors, freelancers or agents which are not employees have assigned to us their interest in inventions and patents required for our course of business, there can be no assurance that all such assignments are fully effective. If any of our current or past employees, managing directors, supervisory directors, freelancers or agents obtain or retain ownership of any inventions or related intellectual property rights that we believe we own, we may lose valuable intellectual property rights and be required to obtain and maintain licenses from such persons to such inventions or intellectual property rights, which may not be available on commercially reasonable terms or at all, or may be nonexclusive. If we are unable to obtain and maintain a license to any such person’s interest in such inventions or intellectual property rights, we may need to cease the development, manufacture, and commercialization of one or more of our product candidates or the product candidates we may develop. In addition, any loss of exclusivity of our intellectual property rights could limit our ability to stop others from using or commercializing similar or identical technologies and products. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be materially adversely affected.

In addition to patent protection, we also rely on trade secrets and confidentiality agreements to protect other proprietary information that is not patentable or that we elect not to patent. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, independent contractors, collaborators, CMOs, CROs and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or entity or made known to the individual or entity by us during the course of the individual’s or entity’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees as well as our personnel policies also generally provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property (to the extent not covered by the German Act on Employees’ Inventions) or that we may obtain full rights to such inventions at our election. However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes and cannot guarantee that individuals with whom we have these agreements will comply with their terms. We also face the risk that present or former employees could continue to hold rights to intellectual property used by us, may demand the registration of intellectual property rights in their name and demand damages pursuant to the Patent Act. In addition, present or former employees may demand damages due to violation of obligations under the German Act on Employees’ Invention. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets.

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

The in-licensing and acquisition of third-party intellectual property is a competitive area, and a number of more established companies are also pursuing strategies to in-license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Furthermore, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. In addition, we expect that competition for the in-licensing or acquisition of third-party intellectual property rights for product candidates that are attractive to us may increase in the future, which may mean fewer suitable opportunities for us as well as higher acquisition or licensing costs. We may be unable to in-license or acquire the third-party intellectual property rights for product candidates on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to suitable product candidates, our business, financial condition, results of operations and prospects for growth could suffer.

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

The degree of future protection afforded by our proprietary and intellectual property rights is uncertain because such rights offer only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

●	others may be able to develop products that are similar to, or better than, our product candidates in a way that is not covered by the claims of the patents we license or may own currently or in the future;
●	we, or our licensing partners or current or future collaborators, might not have been the first to make the inventions covered by issued patents or pending patent applications that we license or may own currently or in the future;
●	we, or our licensing partners or current or future collaborators, might not have been the first to file patent applications for certain of our or their inventions;
●	our pending owned or in-licensed patent applications may not lead to issued patents;
●	we may choose not to file a patent for certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property;
●	our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
●	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;
●	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business;
●	any patents that we obtain may not provide us with any competitive advantages or may ultimately be found not to be owned by us, invalid or unenforceable; or
●	we may not develop additional proprietary technologies that are patentable.

Should any of these events occur, they could significantly harm our business, financial conditions, results of operations and prospects.

Risks Related to Our Business and Industry

Our current and future relationships with third-party payors, healthcare professionals and customers in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency and other healthcare laws and regulations, which could expose us to significant penalties.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal civil False Claims Act, that may constrain the business or financial arrangements and relationships through which we conduct clinical research, sell, market and distribute any products for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and patient privacy regulation by the federal government and by the U.S. states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Further, several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated;
●	federal civil and criminal false claims laws, including, without limitation, the federal civil False Claims Act (that can be enforced through civil whistleblower or qui tam actions), and the civil monetary penalties law, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
●	the U.S. Federal Food, Drug, and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
●	the U.S. Public Health Service Act, or PHSA, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;
●	the Physician Payments Sunshine Act, created under Section 6002 of the Affordable Care Act, and its implementing regulations, which requires specified manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other “transfers of value” made to physicians, which is defined to include doctors, dentists, optometrists, podiatrists and chiropractors, certain other healthcare providers beginning in 2022, and teaching hospitals and applicable manufacturers to report annually to CMS ownership and investment interests held by physicians and their immediate family members by the 90th day of each calendar year. All such reported information is publicly available; and

●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; and state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

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

Even if we, or any future collaborators, are able to commercialize any product candidate that we, or they, develop, the successful commercialization of our product candidates will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage and adequate reimbursement levels and implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement. The insurance coverage and reimbursement status of newly approved products for orphan diseases is particularly uncertain and failure to obtain or maintain adequate coverage and reimbursement for our product candidates could limit our ability to generate revenue. Third-party payors may not view our product candidates, if approved, as cost-effective, and coverage and reimbursement may not be available to our customers or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. If coverage and reimbursement are not available, or reimbursement is available only to limited levels, we, or any future collaborators, may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us, or any future collaborators, to establish or maintain pricing sufficient to realize a sufficient return on our or their investments. Cost-control initiatives could also cause us to decrease any price we might establish for our product candidates, which could result in lower than anticipated product revenues. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including our costs related to research, development, manufacture, sale and distribution. Reimbursement rates may vary, by way of example, according to the use of the product and the clinical setting in which it is used. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. If the prices for our product candidates, if approved, decrease or if governmental and other third-party payors do not provide adequate coverage or reimbursement, our business, prospects, operating results and financial condition will suffer, perhaps materially.

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

Moreover, an increasing number of countries are taking initiatives to attempt to reduce large budget deficits by focusing cost-cutting efforts on pharmaceuticals for their state-run healthcare systems. These international price control efforts have impacted all regions of the world, but have been most drastic in the European Union. In some countries, in particular, in many Member States of the European Union, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. In addition, publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries.

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

In some countries, particularly Member States of the European Union, the pricing of prescription drugs is subject to governmental control or control by associations of health insurers. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various countries and parallel distribution, or arbitrage between low-priced and high-priced countries, can further reduce prices. In some countries, in particular, in many Member States of the European Union, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be materially adversely affected.

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

More generally, shifts in geopolitical balance, political crisis or wars, may affect foreign exchange rates between the euro and other currencies which may also have a significant impact on our reported results of operations and cash flows from period to period.

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

In March 2010, President Obama signed the Affordable Care Act into law. Among the provisions of the Affordable Care Act of potential importance to our business and our product candidates are the following:

●	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription products and biologic products;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
●	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;
●	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;
●	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
●	a requirement that certain Affordable Care Act marketplace and other private payor plans include coverage for preventative services, including vaccinations recommended by the ACIP without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members;

●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
●	a new Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription products; and
●	established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models.

Since its enactment, there have been judicial and congressional challenges to numerous aspects of the Affordable Care Act. By way of example, the 2017 Tax Reform Act included a provision repealing the individual mandate, effective January 1, 2019. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the Affordable Care Act is an essential and inseverable feature of the Affordable Care Act, and therefore because the mandate was repealed, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional, but remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review the case. On June 17, 2021, the U.S. Supreme Court upheld the Affordable Care Act. However, there may be other efforts to challenge, repeal or replace the Affordable Care Act. Additionally, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, re-examining policies that create unnecessary barriers to obtaining access to health insurance coverage through the Affordable Care Act. Further, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. We are continuing to monitor any changes to the Affordable Care Act that, in turn, may potentially impact our business in the future.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021. In addition, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially adversely affect customer demand and affordability for our product candidates, if approved, and, accordingly, the results of our financial operations.

Also, there has been heightened governmental scrutiny recently over the manner in which pharmaceutical companies set prices for their marketed products, which has resulted in several congressional inquiries and proposed federal legislation, as well as state efforts, designed to, among other things, bring more transparency to product pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. On November 20, 2020, CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on August 6, 2021 CMS announced a proposed rule to rescind the Most Favored Nations rule. Additionally, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point of sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, Congress has indicated that it will continue to seek new legislative measures to control drug costs.

The policies of the FDA or similar regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and biologics and spur innovation, but its ultimate implementation is unclear. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

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

Cyberattacks or other failures in our or our third-party vendors’, contractors’ or consultants’ telecommunications or information technology systems could result in information theft, data corruption and significant disruption of our business operations.

We utilize information technology, or IT, systems and networks and cloud computing services to process, transmit and store electronic information in connection with our business activities. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data centers and cloud-based data centers. We utilize external security and infrastructure vendors to manage our information technology systems and data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data. Despite the implementation of security measures, given the size and complexity of our internal IT systems and those of our third-party vendors, contractors and consultants, and the increasing amounts of confidential information that they maintain, such IT systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war, and telecommunication and electrical failures. Such IT systems are additionally vulnerable to security breaches from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners, and/or other third parties, or from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). These threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data and these risks apply both to us, and to third parties on whose systems we rely for the conduct of our business.

Cyber threats are persistent and constantly evolving. Such threats have increased in frequency, scope and potential impact in recent years, which increase the difficulty of detecting and successfully defending against them. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. There can be no assurance that we or our third-party service providers, contractors or consultants will be successful in preventing cyberattacks or successfully mitigating their effects. Similarly, there can be no assurance that such third-party service providers, contractors or consultants will be successful in protecting our clinical and other data that is stored on their systems. If the IT systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any cyberattack or destruction or loss of data could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, if such an event were to occur and cause interruptions in our operations, or those of our third-party vendors and other contractors and consultants, it could result in a material disruption or delay of the development of our product candidates. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyberattacks or other data security breaches and may incur significant additional expense to implement further data protection measures. As cyber threats continue to evolve, we may be required to incur material additional expenses in order to enhance our protective measures or to remediate any information security vulnerability.

Our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

We are in the early stages of developing disaster recovery, business continuity plans and document retention plans designed to allow us to be operational despite unforeseen events, including natural disasters such as an earthquake, fire, hurricane, tornado, flood or significant power outage; political crises, such as terrorist attacks, war and other political instability, including the ongoing geopolitical tensions related to Russia's actions in Ukraine and associated international sanctions in response to such sanctions; or other catastrophic events. Without disaster recovery, business continuity and document retention plans, if we encounter difficulties or disasters with our manufacturing facilities, affiliates, corporate headquarters or those of third parties we rely on, our critical systems, operations and information may not be restored in a timely manner, or at all, and our business activities could be materially disrupted. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

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

If we engage in future acquisitions, joint ventures or collaborations, it may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.

We may evaluate various acquisitions and collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition, joint venture or collaboration may entail numerous risks, including:

●	increased operating expenses and cash requirements;
●	the assumption of additional indebtedness or contingent liabilities;
●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;
●	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;
●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and
●	our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may utilize our cash, issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition or collaboration opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

Our employees, principal investigators and consultants may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading, which could have an adverse effect on the results of our operations.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators and consultants, despite our robust efforts to prevent such misconduct through sponsor oversight. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions, provide accurate information to the FDA, the EMA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

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

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the European Union, the collection and use of personal data is governed by the provisions of the General Data Protection Regulation, or the GDPR, in addition to other applicable laws and regulations. The GDPR came into effect in May 2018, repealing and replacing the European Union Data Protection Directive, and imposing revised data privacy and security requirements on companies in relation to the processing of personal data of European Union and United Kingdom data subjects. The GDPR, together with national legislation, regulations and guidelines of the European Union Member States and the United Kingdom governing the processing of personal data, impose strict obligations with respect to, and restrictions on, the collection, use, retention, protection, disclosure, transfer and processing of personal data. The GDPR imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. The standard contractual clauses issued by the European Commission, or the EC, for the transfer of personal data may be similarly invalidated by the Court of Justice of the European Union. On June 4, 2021, the EC adopted new standard contractual clauses, which impose on companies additional obligations relating to data transfers, including the obligation to conduct a transfer impact assessment and, depending on a party’s role in the transfer, to implement additional security measures and to update internal privacy practices. If we elect to rely on the new standard contractual clauses for data transfers, we may be required to incur significant time and resources to update our contractual arrangements and to comply with new obligations. If we are unable to implement a valid mechanism for personal data transfers from the EU, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from the EU. It remains to be seen whether these standard contractual clauses will remain available and whether additional means for lawful data transfers will become available. The GDPR authorizes fines for certain violations of up to 4% of the total global annual turnover of the preceding financial year or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by data subjects. Separately, Brexit could also lead to further legislative and regulatory changes and increase our compliance costs. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and the European Union, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. On June 28, 2021, the European Commission adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from European Union member states to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with noncompliance. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

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

We have offices and operations in three cities and in two countries and are in the process of opening an office in an additional European country. If we are unable to manage the risks of our global operations, including fluctuations in foreign exchange and inflation rates, international hostilities, natural disasters, security breaches, failure to maintain compliance with our clients’ control requirements and multiple legal and regulatory systems, our results of operations and ability to grow could be materially adversely affected.

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

Uninsured losses arising from third-party claims brought against us could result in payment of substantial damages, which would decrease our cash reserves and could harm our profit and cash flow.

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

To cover such liability claims, we purchase clinical trial insurances in the conduct of each of our clinical trials. It is possible that our liabilities could exceed our insurance coverage or that our insurance will not cover all situations in which a claim against us could be made. We also intend to expand our insurance coverage to include the sale of commercial products if we receive marketing approval for any of our proprietary products. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired. Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations, including, but not limited to:

●	decreased demand for our future product candidates;
●	adverse publicity and injury to our reputation;
●	withdrawal of clinical trial participants;
●	initiation of investigations by regulators;
●	costs to defend the related litigation;
●	a diversion of management’s time and our resources;
●	compensation in response to a liability claim;
●	product recalls, withdrawals or labeling, marketing or promotional restrictions;
●	loss of revenue;
●	exhaustion of any available insurance and our capital resources; and
●	the inability to commercialize our products or product candidates.

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

Regulatory requirements governing gene and cell therapy products have evolved and may continue to change in the future, and the implications for mRNA-based medicines is unknown. For example, the FDA has established the Office of Tissues and Advanced Therapies within CBER to consolidate the review of gene therapy and related products, and convenes the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. In the European Union, mRNA has been characterized as a Gene Therapy Medicinal Product. In certain countries, mRNA therapies have not yet been classified or any such classification is not known to us. Specifically, in Japan, the Pharmaceuticals and Medical Devices Agency has not taken a position on the regulatory classification. Notwithstanding the differences between our mRNA product candidates and gene therapies, the classification of some of our mRNA product candidates as gene therapies in the United States, the European Union and potentially other countries could adversely impact our ability to develop our product candidates, and could negatively impact our platform and our business. For instance, a clinical hold on gene therapy products across the field due to risks associated with altering cell DNA irreversibly may apply to our mRNA product candidates irrespective of the mechanistic differences between gene therapies and mRNA.

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

Although our common shares are listed and trade on Nasdaq, an active trading market for our shares may not be maintained. If an active market for our common shares is not maintained, it may be difficult for you to sell shares you purchase without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. In addition to the risks described above, the market price of our common shares may be influenced by many factors, some of which are beyond our control, including:

●	the failure of financial analysts to continue to cover our common shares or changes in financial estimates by analysts;
●	actual or anticipated variations in our operating results;
●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;
●	announcements by us or our competitors of significant contracts or acquisitions;
●	future sales of our shares; and
●	investor perceptions of us and the industries in which we operate.

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

Considerable amounts of common shares are available for issuance under our equity incentive plans, and significant issuances in the future may adversely impact the market price of our common shares.

As of December 31, 2021, we had 772,500,000 authorized common shares, of which 187,120,728 shares were outstanding. In addition, 14,034,356 common shares were reserved for issuance pursuant to our equity incentive plans. The availability of substantial amounts of our common shares resulting from the exercise or settlement of equity awards outstanding under our equity incentive plans, which would be dilutive to existing stockholders, could adversely affect the prevailing market price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

We have broad discretion in the use of our cash on hand and may invest or spend it in ways with which you do not agree and in ways that may not yield a return on your investment.

As of December 31, 2021, we had cash and cash equivalents amounting to €811 million. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

Concentration of ownership by our principal shareholders may conflict with your interest and may prevent you from influencing significant corporate decisions.

As of March 22, 2022, our principal shareholders dievini Hopp BioTech holding GmbH & Co. KG, or dievini, beneficially own 45.38% of our common shares, and Kreditanstalt für Wiederaufbau, or KfW, beneficially owns 15.97% of our common shares.

In addition, dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) has the right under our articles of association to make a binding nomination for the following number of supervisory directors until dievini (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates as defined by our articles of association and ultimate beneficiaries as defined by our articles of association (individually or collectively) ceases to own at least 10% of our issued share capital or an earlier change of control over dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) as defined by our articles of association, which period we refer to as the initial nomination period for dievini:

●	four (4) supervisory directors for as long as dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates (as defined by our articles of association) and ultimate beneficiaries (as defined by our articles of association) (individually or collectively) owns at least 70% of our issued share capital;
●	three (3) supervisory directors for as long as dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates (as defined by our articles of association) and ultimate beneficiaries (as defined by our articles of association) (individually or collectively) owns at least 50% (but less than 70%) of our issued share capital;
●	two (2) supervisory directors for as long as dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates (as defined by our articles of association) and ultimate beneficiaries (as defined by our articles of association) (individually or collectively) owns at least 30% (but less than 50%) of our issued share capital; and
●	one (1) supervisory director for as long as dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates (as defined by our articles of association) and ultimate beneficiaries (as defined by our articles of association) (individually or collectively) owns at least 10% (but less than 30%) of our issued share capital.

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

We may be required to redeem for cash all, or to facilitate the purchase by a third-party of all, the shares of us held by the Bill & Melinda Gates Foundation as per the date of the ISA if we default under the Global Access Agreement, which could have an adverse impact on us and limit our ability to make distributions to our shareholders.

We entered into a Global Access Agreement with our shareholder, the Bill & Melinda Gates Foundation, in February 2015 pursuant to which we are required to take certain actions to support the Bill & Melinda Gates Foundation’s mission. In the event that we commit a material breach of the Global Access Agreement or certain provisions of the ISA, following a cure period, we may be required to redeem for cash all, or to facilitate the purchase by a third-party of all, the shares of our company held by the Bill & Melinda Gates Foundation as per the date of the ISA at certain terms that may not be favorable to us. If this occurs, cash used for this purpose may, adversely affect our liquidity, cause us to reduce expenditures in other areas of our business, or curtail our growth plans. If we do not have sufficient cash on hand to purchase the shares, we would have to seek financing alternatives in order to meet our obligations, and there is no certainty that financing would be available on reasonable terms or at all. For the period that we are unable to redeem the shares held by the Bill & Melinda Gates Foundation or arrange for a third-party to purchase such shares, we will generally not be allowed to pay dividends, redeem the shares of any other shareholder or otherwise make any other distribution to any of our shareholders in connection with their shares. Therefore, meeting this purchase obligation, if necessary, could have a material adverse effect on our business and financial results. For more information on the Bill & Melinda Gates Foundation’s withdrawal rights, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Investment and Shareholders’ Agreement.”

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

We also anticipate that we will continue to incur increasing costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect these rules and regulations to continue to increase our legal and financial compliance costs and make some management and corporate governance activities more time consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to retain, recruit and bring on a qualified independent supervisory board. We expect that the additional costs we will incur as a public company, including costs associated with corporate governance requirements, will be considerable relative to our costs as a private company.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our managing directors, supervisory directors and executive officers may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified managing directors and supervisory directors.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer. As a result, in accordance with the listing requirements of Nasdaq we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents for the general meeting, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires, among other things, an issuer to have a compensation committee that consists entirely of independent directors, Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations, and Nasdaq Listing Rule 5605(b)(1), which requires an issuer to have a majority of independent directors on its board. These rules require that a majority of our supervisory directors must be independent. In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of our company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

Although we do not believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for our 2021 taxable year, we may be a PFIC for 2022 or one or more future taxable years. A U.S. holder of common shares may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will generally be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain nonactive rents and royalties, and capital gains. The value of a non-U.S. corporation’s goodwill that is associated with activities that produce or are intended to produce active income is generally an active asset for purposes of the asset test unless, for U.S. federal income tax purposes, the non-U.S. corporation is a “controlled foreign corporation” (CFC) that is not publicly traded “for the taxable year.” If a non-U.S. corporation is a CFC that is not publicly traded for the taxable year, its PFIC status under the asset test is determined by using the U.S. tax basis of its assets rather than their fair market value and therefore the market value of its goodwill is generally disregarded. Generally, a non-U.S. corporation is a CFC if more than 50% of its shares’ voting power or value is owned, directly, indirectly or constructively, by “United States shareholders” (as defined in Section 951(b) of the Code). Although it is not certain, we may be or may have been a CFC in the 2021 taxable year. However, under recently promulgated Treasury regulations, the fair market value of our assets (including goodwill) can be used for purposes of the asset test provided that (i) we are publicly traded on the majority of days during our taxable year or (ii) we would not be a CFC if certain constructive ownership rules were not applied. We believe, and the remainder of this discussion assumes, that we are eligible to use the fair market value of our assets for purposes of the asset test for our 2021 taxable year.

Based on the composition of our income and assets during 2021, we do not believe that we were a PFIC for our 2021 taxable year. However, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. Whether we will be a PFIC in 2022 or any future year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate nonpassive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2022 or any future taxable year.

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

As of March 22, 2022, our principal shareholders, managing directors, supervisory directors and executive officers and entities affiliated with them own 71% of the outstanding common shares. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our general meeting, including the appointment of managing directors and supervisory directors, changes to our articles of association and approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts do not continue to cover our company, the market price for our common shares would likely be negatively impacted.

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

As of December 31, 2021, there are NOLs of CureVac AG and CureVac Real Estate GmbH for German corporate tax purposes of €1,181.2 million: €1,057.1 million for CureVac AG, €86.8 million for CureVac Real Estate GmbH and €37.3 million for CureVac N.V. and for German trade tax purposes of €1,176.8 million: €1,053.9 million for CureVac AG, €85.6 million for CureVac Real Estate GmbH and €37.3 million for CureVac N.V. available. The contribution of 100% of CureVac AG’s shares into CureVac B.V. was qualified as an ownership change within the meaning of Section 8c KStG and Section 10a GewStG. The available tax loss carryforwards of CureVac AG and CureVac Real Estate GmbH will generally expire in full. However, the NOLs would not be forfeited to the extent that CureVac AG and CureVac Real Estate GmbH have built-in gains in their assets that are fully taxable in Germany. The built-in gains are determined by comparing the Fair Market Value of the respective entity with the entity’s tax book equity. A preliminary determination of the built-in gains has shown that all of the tax loss carryforwards would be maintained.

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

We are incorporated under the laws of the Netherlands and, as such, Dutch private international law governs the rights of our shareholders and the civil liability of our managing directors, supervisory directors and executive officers are governed in certain respects by the laws of the Netherlands. Our headquarters is located in Germany. Most of our assets are located outside the United States. The majority of our managing directors and supervisory directors reside outside the United States. The ability of our shareholders in certain countries other than the Netherlands to bring an action against us or our managing directors, supervisory directors and executive officers may be limited under applicable law. As a result, it may not be possible for shareholders to effect service of process within the United States upon such persons or to enforce judgments against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our managing directors, supervisory directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As of the date of this Annual Report, the United States and the Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, the Hague Convention on Choice of Court Agreements has entered into force for the Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. However, even if such a foreign judgment is given binding effect, a claim based on that foreign judgment may still be rejected if the foreign judgment is not or no longer formally enforceable.

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

Based on the lack of a treaty as described above, there can be no assurance that U.S. investors will be able to enforce against us or managing directors, supervisory directors, executive officers or certain experts named herein who are residents of or possessing assets in the Netherlands, Germany, or other countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

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

The ability for our shareholders to alter the members of our management board or supervisory board may be limited by Dutch cooling-off period in face of shareholder activism or hostile take-over

Our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our Company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●	our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;
●	our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
●	other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

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

This call option, if and when granted, shall be continuous in nature and can be exercised repeatedly on multiple occasions. If the protective foundation, if and when incorporated, would exercise such call option, if and when granted, a number of preferred shares up to 100% of our issued share capital held by others than the protective foundation, minus one share, will be issued to the protective foundation. These preferred shares would then be issued to the protective foundation under the obligation to pay 25% of their nominal value upon issuance. In order for the protective foundation to finance the issue price in relation to the preferred shares, the protective foundation may enter into a finance arrangement with a bank or other financial institution. As an alternative to securing this external financing, subject to applicable restrictions under Dutch law, the call option agreement, if and when entered into, will provide that the protective foundation may request us to provide, or cause our subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy the payment obligation (or part thereof) in cash and/or to charge an amount equal to the payment obligation (or part thereof) against our profits and/or reserves in satisfaction of such payment obligation. The articles of association of the protective foundation, if and when incorporated, will provide that it will promote and protect the interests of the company, the business connected with the company and the company’s stakeholders from time to time, and repressing possible influences which could threaten the strategy, continuity, independence and/or identity of the company or the business connected with it, to such an extent that this could be considered to be damaging to the aforementioned interests. These influences may include a third-party acquiring a significant percentage of our common shares, the announcement of an unsolicited public offer for our common shares, shareholder activism, other concentration of control over our common shares or any other form of undue pressure on us to alter our strategic policies. The protective foundation, if and when incorporated, shall be structured to operate independently of us.

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

In addition, certain provisions of our articles of association may make it more difficult for a third-party to acquire control of us or effect a change in the composition of our management board and supervisory board. These include:

●	a provision that our managing directors and supervisory directors are appointed on the basis of a binding nomination, the binding nature of which can only be overruled by a simple majority of votes cast representing at least one-third of our issued share capital;
●	a provision that our managing directors and supervisory directors may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than 50% of our issued share capital (unless the dismissal is proposed by the supervisory board or, with respect to supervisory directors nominated by dievini or KfW, by dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) during the nomination period for dievini or by KfW (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) during the nomination period for KfW, respectively, in which case a simple majority of the votes would be sufficient);
●	a provision that certain provisions of our articles of association can only be amended with the affirmative vote of (i) during the nomination period for dievini, dievini (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) and (ii) during the nomination period for KfW, KfW (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement);

●	a provision that if a supervisory director is no longer in office or is unable to act, he or she may be replaced temporarily by a person who the supervisory board has designated for that purpose and, where a supervisory director who has been appointed upon a nomination of dievini or KfW, as applicable, is no longer in office or unable to act, such supervisory director may only be temporarily replaced by a person designated for such purposes by dievini or KfW, as applicable. Such person shall become a full member of the supervisory board with the rights of the relevant supervisory director appointed upon a nomination of dievini or KfW, as applicable, as soon as a written designation to that effect has been received by the chairman or vice-chairman of our supervisory board, subject to limitations, under applicable law regarding dievini’s rights under this provision;
●	a provision allowing, among other matters, a former chairman of our supervisory board, a former nominee of dievini, and a former nominee of KfW to jointly take on the supervisory functions, which persons jointly may designate one or more other persons to be charged with the supervision of our company (instead of or together with the former chairman of our supervisory board), as applicable, to supervise our affairs if all of our supervisory directors are removed from office and to appoint others to be charged with the supervision of our affairs, until new supervisory directors are appointed by the general meeting on the basis of a binding nomination discussed above;
●	a provision allowing the management board to temporarily replace a managing director who is no longer in office or unable to act, with another person or persons designated for this purpose by the management board and attributing the management of the company to the supervisory board in case all managing directors are no longer in office or unable to act; and
●	a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board with the approval of our supervisory board.

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

We have identified material weaknesses in our internal control related to ineffective information technology general controls (ITGCs) as well as business controls which, if not remediated appropriately or timely, could result in loss of investor confidence and adversely impact our stock price. If we are unable to remediate the material weakness, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We reported in our Annual Report 20-F for the year ended December 31, 2020, a material weakness in internal control over financial reporting primarily related to (a) a lack of sufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training and (b) a lack of established accounting processes and procedures for new complex transactions and consistent application of existing accounting processes and procedures as of December 31, 2020. During 2021, we implemented measures to remediate this material weakness, and even though progress was made to strengthen our control environment, management concluded that at December 31, 2021, there were material weaknesses in internal control related to (a) ineffective information technology general controls (ITGCs) in the area of user access over certain information technology (IT) systems and the reports generated from these systems used in the execution of controls that support the Company’s financial reporting processes and (b) business controls which were not adequately designed and operating effectively as a result of gaps in the identification of risks, precision of review controls and documentation to evidence control performance. As a result, management concluded that our internal control over financial reporting was not effective as of December 31, 2021. While we are working to remediate the weaknesses as quickly and efficiently as possible, we cannot at this time, provide an estimate of the time frame we expect in connection with implementing our plan to remediate those material weaknesses. These remediation measures may be time consuming, costly and might place significant demands on our financial and operational resources. If we are unable to remediate the material weaknesses, or are otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price.

Notwithstanding the material weaknesses identified as of December 31, 2021, we have concluded that the financial statements and other financial information included in this Annual Report on Form 20-F, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented.

Our management has and continues to take action to remediate these material weaknesses, as discussed in more detail under “Item 15. Controls and Procedures” of this Report and is committed to continue investing significant time and resources and taking actions to remediate the material weaknesses in our internal control over financial reporting as we work to further streamline disparate information technology systems and enhance our risk assessment and control activities. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses, and result in material misstatements in our financial statements that could result in a restatement of financial statements.

Risks related to ESG

Our ability to effectively monitor and respond to the rapid and ongoing developments and expectations relating to environmental, social and governance (“ESG”) matters, including related social expectations and concerns, may impose unexpected costs or result in reputational or other harm that could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

There are rapid and ongoing developments and changing expectations relating to ESG matters and factors such as the impact of our operations on the environment, corporate governance, management of business ethics, human rights diligence in our supply chain, and human resource development, which may result in increased regulatory, social or other scrutiny on us. Regarding climate risks, we are expected to address climate risks due to our own contribution to climate change (inside-out perspective), risks due to physical effects of climate change as well as transition risks (outside-in perspective), and interactions between both perspectives ("dual materiality"). If we are unable to adequately recognize and respond to such developments and governmental, societal, investor and NGO expectations relating to such ESG matters, we may miss corporate opportunities, become subject to additional scrutiny, incur unexpected costs or experience damage to our reputation or our various brands. If any of these events were to occur, there may be a material adverse effect on our business, financial condition, cash flows and results of operations and the market value of our common shares may decline. We have observed that in addition to the importance of their financial performance, companies are increasingly being judged by their performance on ESG matters. A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. We may fail to comply with standards or best practices put forth by such organizations or by governmental or regulatory bodies. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will.

If we or our third-party suppliers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also may produce hazardous waste products. We generally anticipate contracting with third parties for the disposal of these materials and wastes. We will not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from any use by us of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

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

Based on the aggregate market value of our common shares held by non-affiliates as of June 30, 2021, we became a “large accelerated filer” and no longer qualify as an emerging growth company as of December 31, 2021. Accordingly, beginning with this Annual Report on Form 20-F for the year ended December 31, 2021, we are no longer be subject to the reduced reporting requirements applicable to emerging growth companies and we are required to adhere to, among other things, the auditor attestation requirement in the assessment of internal controls over financial reporting and compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

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

Our capital expenditures for 2021, 2020 and 2019 amounted to €135.4 million, €39.6 million and €20.1 million. These expenditures were primarily for equipment and intangibles used in our research and development activities, as well as for the development of a GMP production process on a large industrial scale (GMP IV).

As the result of our organic growth, our workforce has increased over the last three years from an approximate average workforce of 440 in fiscal 2019 to 760 in fiscal 2021.

B.Business Overview

Overview

We are a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid that has the potential to improve the lives of people. Our vision is to revolutionize medicine and open new avenues for developing therapies by enabling the body to make its own drugs. Messenger ribonucleic acid, or mRNA, plays a central role in cellular biology in the production of proteins in every living cell. We are the pioneers in successfully harnessing mRNAs designed to prevent infections and to treat diseases by mimicking human biology to synthesize the desired proteins. Our technology platform is based on a targeted approach to optimize mRNA constructs that encode functional proteins that either induce a desired immune response or replace defective or missing proteins using the cell’s intrinsic translation machinery. Our current product portfolio includes clinical and preclinical candidates across multiple disease indications in prophylactic vaccines, oncology and molecular therapy.

In prophylactic vaccines, we are advancing our second-generation mRNA vaccine candidate, CV2CoV, against coronavirus (SARS-CoV-2) in collaboration with GlaxoSmithKline Biologicals SA, or GSK. The collaboration on second-generation COVID-19 vaccine candidates with GSK was initiated in April 2021, and aims to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants. The collaboration extends the initial partnership we started with GSK in July 2020, which focuses on the development of new products based on our second-generation mRNA technology for different targets in the field of infectious diseases. The optimized mRNA backbone that is being used in this collaboration features targeted optimizations designed to improve intracellular mRNA stability and translation for increased and extended protein expression. These optimizations potentially allow for strong and early immune responses at low doses, which is intended to also support the development of multivalent vaccines to target rapidly spreading COVID-19 variants as well as combination vaccines against different viral diseases.

CV2CoV is the first representative of our second-generation COVID-19 vaccine program. The vaccine candidate is a non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nanoparticles, or LNPs. On May 13, 2021, we announced that CV2CoV is able to induce high levels of antigen production in an in vitro setup as well as strong and dose-dependent immune responses in a preclinical study in rats. These data were complemented in June, 2021, by preclinical data published in Nature Communications demonstrating full protection by CV2CoV and CVnCoV from lethal infection caused by SARS-CoV-2 ancestral strain BavPat1 or the Beta variant (B.1.351) in a transgenic mouse model, expressing the human ACE2 receptor. On August 16, 2021 we announced availability of a preprint manuscript with preclinical data investigating immune responses as well as the protective efficacy of CV2CoV in comparison to our first-generation vaccine candidate, CVnCoV, against SARS-CoV-2 challenge in non-human primates. The study, conducted in collaboration with Dan Barouch, MD, Ph.D., of Beth Israel Deaconess Medical Center, assessed cynomolgus macaques vaccinated with 12µg of either the first or second-generation vaccine candidate. Better activation of innate and adaptive immune responses was achieved with CV2CoV, resulting in faster response onset, higher titers of antibodies and stronger memory B and T cell activation as compared to our first-generation candidate, CVnCoV. Higher antibody neutralizing capacity was observed with CV2CoV across a broad range of variants, including the Beta, Delta and Lambda variants. During challenge with the original SARS-CoV-2 virus, animals vaccinated with CV2CoV were found to be better protected compared to CVnCoV based on effective clearance of the virus in the lungs and nasal passages. A direct comparison of CV2CoV with a licensed mRNA vaccine in non-human primates was able to show that neutralizing antibody levels measured following full vaccination of animals with either 12µg of CV2CoV or a 30µg standard dose of the licensed mRNA vaccine were highly comparable. Full data was published in Nature on November 18, 2021. Following these preclinical data, we announced the start of a Phase 1 clinical trial with CV2CoV on March 30, 2022. Within the joint vaccine program, we plan to extend our technology platform to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. We expect to start assessing a modified second-generation COVID-19 mRNA vaccine candidate in a Phase 1 trial later in 2022. Based on Phase 1 study results, a pivotal study for the advanced clinical development of a COVID-19 vaccine candidate may be initiated in the fourth quarter of 2022, also contingent on discussion with regulatory authorities. Candidates addressing relevant COVID-19 variants featuring the same mRNA backbone are currently in preclinical testing. On April 21, 2022, the preclinical data for the second-generation mRNA backbone was extended by a study conducted in collaboration with the Friedrich-Loeffler-Institut, comparing immune responses and protective efficacy of monovalent and bivalent mRNA vaccines encoding Beta and/or Delta variants, primarily in a transgenic mouse model and a Wistar rat model.

mRNA-based medicines represent a novel class of medicine that have the potential to address limitations of conventional treatment modalities. We believe the modular nature of mRNA has the potential for higher efficacy, greater speed and lower cost of production as compared to conventional treatment modalities. mRNA delivery enables direct production of any protein (secreted, membrane and intracellular) in the body and has shown a wide range of activity. The flexible chemical structure of mRNA, utilizing only four nucleotide buildings blocks, allows us to encode for a broad range of proteins with simple sequence changes, offering design versatility, specificity and limited off-target effects. Transient expression of mRNA limits the risk of irreversible changes to the cells’ DNA and allows for flexible dosing based on a patient’s needs as well as opportunity for repeat dosing. We are leveraging these inherent advantages of mRNA-based medicines in the development of our mRNA technology platform.

We have built an extensive expertise in the fields of mRNA biology, optimization and production. We have continued to invest in developing our technology platform, which we refer to as the RNAoptimizer, over the past 21 years. Our differentiated technology platform is designed to optimize each component of the mRNA-based medicine. Our RNAoptimizer platform is built on three core pillars:

●	Protein design: optimizing the specific properties of encoded protein;
●	mRNA optimization: optimizing characteristics such as half-life and translation efficacy of the mRNA molecule; and
●	mRNA delivery: selecting the best-suited delivery system from our diverse portfolio of proprietary and third-party delivery systems.

By leveraging each of these pillars, we have observed improved required protein expression levels while modulating the interaction with the immune system in preclinical and clinical trials. We continue to invest in all levels of optimization to improve the methods we currently employ and to further advance our mRNA-based medicines.

We consider our manufacturing process an important part of our strategy that allows us to match our flexible and versatile technology platform with equally flexible and versatile manufacturing setups. In house, we currently operate three GMP-certified suites, with the capacity to supply our clinical programs and support potential early commercialization activities. In the context of COVID-19, we are currently producing clinical trial material for our second-generation vaccine candidate, CV2CoV, in our GMP facilities as well as via our broad and integrated European vaccine manufacturing network. We are in the process of building a fourth GMP large-scale production facility at CureVac’s headquarters in Tübingen, which is being designed to cover all manufacturing steps from starting material to formulation, and which could potentially supply materials for hundreds of millions of doses of our vaccine product candidates to support our future commercial launches. To bridge the time before GMP IV can go online, we established a broad and integrated European vaccine manufacturing network with highly experienced Contract Development and Manufacturing Organization partners for each of the key manufacturing steps for our next-generation product candidates in November 2020. Partners currently strengthening our European manufacturing network include Fareva, Rentschler Biopharma SE, GSK, and Novartis AG, among others, and we may enter into additional agreements in the future. In addition to our GMP manufacturing facilities, we are developing a novel downsized, integrated, and automated process for manufacturing of mRNA vaccines and therapeutics, which we refer to as The RNA Printer®. In March 2022, we established the CureVac RNA Printer GmbH as a fully-owned CureVac company to advance The RNA Printer®.  The new entity is designed as a platform and services company, providing a dedicated operational environment to further develop and establish The RNA Printer® as a manufacturing end-to-end solution. With its modular design and decentralized concept, we believe The RNA Printer® could be used to facilitate broad access to mRNA technology and enable mRNA product developments, e.g. for rapid supply of new mRNA-based vaccines in pandemic situations as well as patient access to advanced and personalized mRNA-based therapies in oncology.

Our approach seeks to mitigate clinical and developmental risk across multiple levels to advance and expand our broad product portfolio. We have made advances in utilizing the potential of our technology platform through rational disease selection. We consider a number of factors in our disease selection process including unmet medical need, immune response, duration of expression, dosing requirements, delivery, and targeted tissue types, among other factors. Our programs target the underlying modes of action of the disease that play a critical role in the pathology of the disease. We are initially targeting diseases that require an active immune response (such as prophylactic vaccines and oncology) and require transient expression of mRNA in tissue types that are more easily accessible. We believe these initial indications are amenable to localized delivery using a lipid nanoparticle, or LNP, delivery system. Following the encouraging results from our initial prophylactic vaccines program in clinical studies and based on our advanced understanding of mRNA biology and immune stimulation control, we have expanded our product portfolio to also target indications that require an immune silent approach (such as protein delivery), given the need for higher doses, repeated dosing and longer expression of the protein. These initial indications are using LNP delivery systems, or our proprietary polymer-based delivery system, which we refer to as the CureVac Carrier Molecule (CVCM). Our access to a broad range of delivery systems allows us to target multiple tissue types.

On October 12, 2021, we announced the strategic decision to withdraw our first-generation COVID-19 vaccine candidate, CVnCoV, from the approval process with the European Medicines Agency, or EMA, and to focus our COVID-19 vaccine program on the development of second-generation mRNA vaccine candidates in collaboration with GSK. The decision was aligned with the evolving dynamics of the pandemic response toward greater need for more differentiated vaccines. The rolling submission with the EMA was originally initiated in February 2021 to assess CVnCoV’s compliance with standards for vaccine efficacy, safety and pharmaceutical quality as a prerequisite for a formal market authorization application. Later in 2021, the EMA informed us that it would not start reviewing the provided CVnCoV data packages before 2022. As a result, we estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. By this time, we expected candidates from the second-generation vaccine program to be progressing through clinical development. Consequently, CVnCoV was also withdrawn from a rolling submission with Swissmedic, Switzerland’s authority responsible for the authorization and supervision of therapeutic products, initiated in April 2021, to review the safety, efficacy and pharmaceutical quality of CVnCoV as a prerequisite for market authorization.

Two clinical studies with first-generation candidate, CVnCoV, are still ongoing with the scheduled safety follow-up times for all trial participants as per the respective trial protocols, i.e. the Phase 2b/3 (HERALD) study in Europe and Latin America (initiated in December 2020) and a Phase 3 study in healthcare workers in Germany (initiated in December 2020). Primary data of the Phase 2b/3 (HERALD) trial was published in The Lancet on November 23, 2021.

For a Phase 1 study in Germany (initiated in June 2020), a Phase 2a study in Peru and Panama (initiated in September 2020), and a Phase 3 study in participants with comorbidities in Belgium (initiated in April 2021) all subject follow-up times have been completed as per the respective trial protocols. Data of an interim analysis of the Phase 1 trial was published in Wiener klinische Wochenschrift on August 10, 2021. The first clinical data readout of the Phase 2a clinical trial in Peru and Panama was uploaded to the SSRN preprint server on December 10, 2021 and published in Vaccines on March 25, 2022.

Previously announced studies to be initiated with CVnCoV, including a Phase 2 clinical trial, focusing on immunogenicity in older adults above the age of 65 years old compared to younger adults and a flu-co-administration study, planned to be initiated together with Bayer AG to assess compatibility with established seasonal vaccines in an older population, were cancelled.

To assess the benefit of booster vaccinations, CVnCoV was also included in the Cov-Boost trial sponsored by the University of Southampton, UK, which is evaluating several COVID-19 vaccines and vaccine candidates as booster vaccines. Each participant in the Cov-Boost trial is expected to receive one booster vaccine at least three months after they completed their primary vaccination with two doses of either Comirnaty or Vaxzervia. The Cov-Boost trial started in June 2021 across 18 sites in the United Kingdom with an expected 2,886 participants. Initial results from the Cov-Boost trial were published in The Lancet on December 2, 2021.

Our pivotal Phase 2b/3 trial for CVnCoV, which included approximately 40,000 participants, reported interim analysis outcomes following a first interim analysis on May 28, 2021, based on 59 adjudicated COVID-19 cases and a second interim analysis on June 16, 2021, based on 134 adjudicated COVID-19 cases in the unprecedented context of at least 13 variants circulating within the assessed study population subset. Primary data of the study was published in The Lancet on November 23, 2021. Overall, CVnCoV demonstrated a vaccine efficacy of 48% against COVID-19 disease of any severity. In the highly dynamic variant environment, the HERALD trial met the prespecified success criteria for efficacy against symptomatic COVID-19 of any severity and for efficacy against moderate-to-severe COVID-19, as defined in the protocol. The primary efficacy analysis included 12,851 participants in the CVnCoV group and 12,211 in the placebo group. The mean observation period, starting 15 days after administration of the second dose, was 48.2 days. Vaccine efficacy against COVID-19 of any severity was 48.2% in the overall primary efficacy analysis set of SARS-CoV-2-naive participants, and 52.5% in those aged 18–60 years. Vaccine efficacy against moderate-to-severe COVID-19 was 70.7% overall and 77.2% in participants aged 18–60 years. There were too few participants aged 61 years or older who developed COVID-19 to allow a meaningful estimate of efficacy in this age group.

HERALD was conducted in an unprecedented evolving landscape that reflects the changing reality of the global COVID-19 pandemic, with an increasing number of SARS-CoV-2 variants adding additional challenges to the assessment of COVID-19 vaccine candidates. Sequence data were available for 184 of 207 adjudicated cases in people aged 18–60 years. About 50% of cases of COVID-19 in our trial were caused by variants of concern, 35% were caused by variants of interest, as classified by WHO in September 2021, and about 3% were caused by wild-type, with the remaining 11% caused by other variants. Although we were only able to evaluate vaccine efficacy against these variants in participants aged 18–60 years, the results indicate that the vaccine had similar efficacies against Alpha, Gamma, and Lambda variants. Many newly emerged strains have shown increased transmissibility, and differences in neutralizing antibody activity against these strains might alter vaccine efficacy.

Within the broader second-generation infectious disease program, which we are developing in collaboration with GSK, our first COVID-19 vaccine candidate is CV2CoV, a non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nanoparticles, or LNPs. On May 13, 2021, we announced that CV2CoV is able to induce high levels of antigen production in an in vitro setup as well as strong and dose-dependent immune responses in a preclinical study in rats. These data were complemented in June 2021, by preclinical data published in Nature Communications demonstrating full protection by CV2CoV and CVnCoV from lethal infection caused by SARS-CoV-2 ancestral strain BavPat1 or the Beta variant (B.1.351) in a transgenic mouse model, expressing the human ACE2 receptor. On August 16, 2021, we announced availability of a preprint manuscript with preclinical data investigating immune responses as well as the protective efficacy of CV2CoV in comparison to our first-generation vaccine candidate, CVnCoV, against SARS-CoV-2 challenge in non-human primates. The study, conducted in collaboration with Dan Barouch, MD, Ph.D., of Beth Israel Deaconess Medical Center, assessed cynomolgus macaques vaccinated with 12µg of either the first or second-generation vaccine candidate. Better activation of innate and adaptive immune responses was achieved with CV2CoV, resulting in faster response onset, higher titers of antibodies and stronger memory B and T cell activation as compared to our first-generation candidate, CVnCoV. Higher antibody neutralizing capacity was observed with CV2CoV across a broad range of variants, including the Beta, Delta and Lambda variants. During challenge with the original SARS-CoV-2 virus, animals vaccinated with CV2CoV were found to be better protected compared to CVnCoV based on effective clearance of the virus in the lungs and nasal passages. A direct comparison of CV2CoV with a licensed mRNA vaccine in non-human primates was able to show that neutralizing antibody levels measured following full vaccination of animals with either 12µg of CV2CoV or a 30µg standard dose of the licensed mRNA vaccine were highly comparable. Full data was published in Nature on November 18, 2021. Following these preclinical data, we announced the start of a Phase 1 clinical trial with CV2CoV on March 30, 2022. Based on Phase 1 study results, a pivotal study for the advanced clinical development of a COVID-19 vaccine candidate may be initiated in the fourth quarter of 2022, also contingent on discussion with regulatory authorities. Candidates addressing relevant COVID-19 variants featuring the same mRNA backbone are currently in preclinical testing. On April 21, 2022, the preclinical data for the second-generation mRNA backbone was extended by a study conducted in collaboration with the Friedrich-Loeffler-Institut, comparing immune responses and protective efficacy of monovalent and bivalent mRNA vaccines encoding Beta and/or Delta variants, primarily in a transgenic mouse model and a Wistar rat model.

The first non-COVID-19 vaccine candidate within the broader second-generation infectious disease program we are developing in collaboration with GSK is the influenza candidate, CVSQIV, a differentiated multivalent vaccine candidate featuring multiple non-chemically modified mRNA constructs to induce immune responses against relevant targets of four different influenza strains. On February 10, 2022, we announced the start of a Phase 1 dose-escalation study in Panama evaluating the safety, reactogenicity and immunogenicity of CVSQIV in up to 240 healthy adult participants.

Within the jointly developed vaccine program, we plan to extend our technology platform also to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. In line with this mRNA development strategy, CureVac and GSK are working on chemically modified mRNA technologies and expect to start clinically assessing a modified second-generation COVID-19 as well as influenza mRNA vaccine candidate later in 2022.

Beyond the GSK infectious disease collaboration, our next advanced prophylactic vaccine program, CV7202, is being developed for prophylactic vaccination against rabies. CV7202 is an mRNA that encodes the rabies virus glycoprotein, RABV-G, formulated with lipid nanoparticles. We are currently investigating CV7202 in a Phase 1 clinical trial, evaluating safety, including reactogenicity, and immunogenicity. In January 2021, we published data from our Phase 1 trial of CV7202 in rabies. CV7202 induced adaptive immune response as shown by rabies-specific virus-neutralizing antibodies above the World Health Organization thresholds considered to be protective, after the second dose in all subjects, at the lowest 1μg and 2μg dose levels. We also showed that the lowest dose levels (1μg and 2μg mRNA) were generally well tolerated. We are currently assessing the path forward for advancing CV7202.

In oncology, we are exploring a range of potential approaches, including intratumoral therapy and novel cancer vaccines targeting neoepitopes and tumor associated antigens. Our lead oncology candidate, CV8102, is a complex of single-stranded non-coding RNA which has been optimized to maximize activation of cellular receptors that normally detect viral pathogens entering the cells (such as toll-like receptor 7, or TLR7, toll-like receptor 8, or TLR8, and retinoic acid inducible gene I, or RIG-I pathways), mimicking a viral infection of the tumor. CV8102 is designed to recruit and activate antigen-presenting cells at the site of injection to present tumor antigens released from tumor cells to T cells in the draining lymph node. This potentially leads to activation of tumor-specific T cells, which can kill tumor cells at the injected site, but also at distant non-injected tumor lesions or metastases. CV8102 is currently being evaluated in a Phase 1 clinical trial as a single agent and in combination with anti-PD-1 antibodies for the treatment of four types of solid tumors - cutaneous melanoma, adenoidcystic carcinoma, squamous cell carcinoma of skin, and squamous cell carcinoma of head and neck, or HNSCC. Details of safety and efficacy observed in the dose-escalation portion of the trial were recently reported at ESMO 2021. As of June 21, 2021, 58 patients were enrolled in the dose escalation part: 33 in the single-agent cohort and 25 in the combination cohort with anti-PD-1 antibodies. As of the same cutoff date, in the single-agent CV8102 dose escalation cohort, we observed one patient with a complete response and two patients with a partial response according to RECIST 1.1. In addition, twelve patients experienced a best response of stable disease. In the PD-1 dose escalation combination cohort, one PD-1 refractory melanoma patient experienced a partial response according to RECIST 1.1. In addition, three patients experienced a best response of stable disease.

On November 10, 2021, at the Society for Immunotherapy of Cancer, or the SITC, conference, we further extended the ESMO update with an extensive analysis of immune cell activation to better understand the mobilization of the immune system against CV8102-injected as well as non-injected tumors. The data showed efficient stimulation of the immune system characterized by the induction of interferon alpha and interferon gamma. Serial tumor biopsies from individual patients demonstrated increased infiltration of tumor-fighting T cells in the microenvironment of injected as well as non-injected tumors. Both observations support the hypothesis that local injection of the RNA immuno-modulator into a single tumor lesion can induce a systemic response leading to immune attack against both injected and non-injected tumors.

In February 2021, we initiated the expansion of our Phase 1 study to confirm the safety, tolerability and efficacy of CV8102 at a 600μg dose, the selected dose to be advanced in a Phase 2 clinical trial. The expansion part of the Phase 1 trial completed enrollment in October 2021 and involves 40 trial participants, with 10 in the single-agent cohort and 30 in the combination cohort with anti-PD-1. Comprehensive data from the expansion part of the study is expected in the fourth quarter of 2022.

Furthermore, we anticipate providing proof-of concept data for selected antigens in cancer vaccines with a focus on T cell mediated responses in the future. Selection of suitable clinical candidate(s) for a first clinical study is expected to occur in the first half of 2022.

On June 16, 2021, Boehringer Ingelheim expressed its intention to terminate the 2014 collaboration agreement on BI1361849 (previously CV9202). The termination became effective on November 17, 2021. The legacy program, targeting specific immune responses against tumor-associated antigens frequently overexpressed in patients with non-small cell lung cancer, or NSCLC, applies an older protamine formulation technology, which reflected the state of the technology development at the time. A Phase 1/2 clinical trial in NSCLC applying BI1361849 as a combination therapy is ongoing. Both companies are currently assessing options to continue a collaboration on our RNA technology platform based on state-of-the-art LNP-based formulations.

In molecular therapies, we published preclinical mouse data in liver fibrosis in the Journal of Hepatology in August 2021. Progression of liver fibrosis is associated with the gradual decrease of hepatocyte nuclear factor 4 alpha, or HNF4 alpha, an important regulator and key factor in liver metabolism. In the published study, four independent mouse models of the disease were treated with mRNA encoding HNF4A. The treatment was able to restore HNF4A levels and thereby significantly reduced liver injury. The study was conducted in collaboration with the REBIRTH-Research Center for Translational Regenerative Medicine and Department of Gastroenterology, Hepatology and Endocrinology at the Hannover Medical School, Hannover (Germany). It provides the first preclinical data demonstrating the therapeutic applicability of mRNA encoded HNF4A in the treatment of liver fibrosis and cirrhosis.

We further expect to publish data from our collaboration with the Schepens Eye Research Institute in the end of 2022.

Our development efforts for molecular therapy are based on delivering optimized mRNAs to trigger production of antibodies or therapeutic proteins. Using our technology, we can instruct human cells to produce specific proteins in the nucleus, cytoplasm, cellular organelles, cell membrane, or get them secreted. Based on this “healthy” information delivered by mRNA, our cells can produce proteins, which are required to treat the disease caused by missing or inactive proteins. Molecular therapy spans broad therapeutic areas and has the potential to be used as a treatment against infectious diseases in passive immunization (protection against an infectious disease with the encoding of the adequate protective antibody) and toxins (protection against a toxin with the encoding of the adequate protective antibody) and to be applied in many disease indications including cancer (mRNA encoded cancer antibodies), cardiovascular diseases, and autoimmune diseases. Our mRNA optimization process, which is a core pillar of our RNAoptimizer platform, is designed to increase protein expression with the aim to reach therapeutic levels. In preclinical studies in non-human primates, we have demonstrated that antibodies encoded by mRNA can be produced in hepatocytes very rapidly and can reach therapeutic levels in the blood stream. We are also currently advancing multiple undisclosed programs in preclinical studies across eye disorders and lung diseases as well as delivering therapeutic antibodies.

To date, our revenues have consisted of up-front licensing payments, product sales and compensation for research and development services, all of which relate to our license and collaboration agreements. For the years ended December 31, 2019, 2020 and 2021, €17.4 million, €48.9 million and €103.0 million, respectively, or 100%, of our total revenue, in each respective year, was derived from our license and collaboration agreements.

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of our license and collaboration partner:

	2019	2020	2021
North America	82.2%	71.3%	—%
Europe	17.8%	28.7%	100.0%
Rest of the World	—%	—%	—%

We have built an intellectual property portfolio in the United States, Europe and other major geographies. As of March 23, 2022, we own approximately 1,056 issued patents worldwide, including 85 issued U.S. patents, 62 issued European patents (which have been validated in various European countries resulting in a total of approximately 682 national patents in European countries), and 227 issued patents in other foreign countries, 130 pending U.S. patent applications, 78 pending European patent applications, 282 pending patent applications in other foreign countries and 27 pending PCT patent applications. Our patent portfolio includes claims relating to our RNA technology platform, our CVCM delivery system, our proprietary LNP technology and our CV8102, CV7202, CV-SSIV, and our SARS-CoV-2 product candidates.

We are led by a team of veterans with extensive experience in the biopharmaceutical industry, including experience in nucleic acid therapy, oncology, rare and infectious diseases and antibodies. Our management team as well as our supervisory board members have broad expertise in the clinical, regulatory and commercialization aspects of oncology, prophylactic vaccines and protein therapy as well as in drug development, process development and manufacturing for mRNA therapies. As of December 31, 2021, we had 648 employees, including 188 employees with advanced scientific degrees. Since our founding in 2000, we have raised €1.66 billion in gross proceeds from equity financings.

Our Product Portfolio

Our differentiated mRNA technology platform is designed to address a broad range of diseases across multiple therapeutic areas. Given the strengths of our platform, the broad potential of mRNA-based medicines and our rational approach to disease selection, we have chosen to leverage our platform to initially focus on advancing our product candidates in the areas of prophylactic vaccines, oncology and molecular therapy.

A disease indication may require an approach that triggers an immune response (immune active) or that does not require immune activation (immune silent). Each of the disease indications that we are targeting require different levels of immune activation for the mRNA-based medicines to be effective. For the immune active side of our technology, we focus on RNA or mRNA-based medicines in prophylactic vaccines and oncology. For the immune silent side of our technology, we have expanded our preclinical product portfolio to include mRNA therapies based on the expression of therapeutic proteins (including ocular, liver and lung applications).

*   Unidentified indication.

Our lead proprietary programs include:

●	Our second-generation vaccine candidate CV2CoV against SARS-CoV-2 developed in collaboration with GSK. Based on the results of preclinical studies, we initiated a Phase 1 clinical trial in March 2022.
●	Our second-generation vaccine candidate CVSQIV against influenza is a differentiated multivalent vaccine candidate developed in collaboration with GSK. We initiated a Phase 1 clinical trial in February 2022.
●	Our vaccine program, CV7202, has finished a Phase 1 clinical trial as a vaccine candidate against rabies. In January 2021, Phase 1 data was published in a scientific journal. We are currently assessing the timeline for advancing CV7202 into a Phase 2 clinical trial.
●	Our lead oncology program, CV8102, is currently in a Phase 1 dose escalating clinical trial for four types of cancers as a monotherapy and in combination with anti-PD-1. In February 2021, we initiated the expansion of our Phase 1 study to confirm the safety, tolerability and efficacy of CV8102 in patients with advanced melanoma at 600μg, the selected dose to be advanced in a Phase 2 clinical trial.

Our key partnered programs include:

●	We have partnered with GSK for the development of second-generation COVID-19 vaccine candidates, including CV2CoV, and second-generation vaccine candidates against other infectious diseases, including influenza.
●	We have partnered with CRISPR Therapeutics for the development of novel Cas9 mRNA constructs for use in gene editing therapeutics, with improved properties such as increased potency, decreased duration of expression and reduced potential for immunogenicity. CRISPR Therapeutics has an exclusive license to the improved constructs in three of their in vivo gene editing programs.
●	We have a broad strategic partnership with Genmab to leverage our mRNA technology platform to develop up to four mRNA-based novel therapeutic antibodies. This represents the first publicly announced strategic partnership focused on differentiated mRNA-based antibodies.
●	We have received grants from the Bill & Melinda Gates Foundation to develop prophylactic vaccines designed to prevent picornaviruses, influenza, malaria and rotavirus.
●	The CEPI Agreement terminated in February 2022, except with respect to certain ongoing projects, which are contemplated to be completed in March 2023. We also have several academic collaborations, including with SERI for target discovery research in mRNA-based eye therapy, and Yale University for target discovery research in mRNA-based pulmonary therapy.

*

For further details on our collaboration agreements, see “Business — Collaborations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Collaborations and Related License Agreements.”

**	Unidentified indication.
***	Cutaneous melanoma, adenoid cystic carcinoma, squamous cell carcinoma, squamous cell carcinoma of head and neck.
(1)	The program was discontinued. The Phase 2b/3 clinical trials is ongoing with safety follow-up times for all trial participants, see “Business — RNA-Based Prophylactic Vaccines — COVID-19 Vaccines Program — CVnCoV Phase 2b/3 Clinical Trial.”

(2)	CEPI provided funding for the Phase 1 clinical trial of CVnCoV, which was completed in December 2021. See “Business — Collaborations — Coalition for Epidemic Preparedness Innovations Framework Partnering Agreement” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Our Collaborations and Related License Agreements — Coalition for Epidemic Preparedness Innovations.”

Our Strengths

We are developing a broad portfolio of product candidates currently in preclinical or clinical development stages that we believe position us at the forefront of targeted immune active and immune silent mRNA medicines. Our key strengths include:

●	We have a differentiated mRNA technology platform that has the potential to address a wide range of diseases. As the pioneers in the field of mRNA-based medicines, we have a deep understanding of mRNA biology, its interaction with the cellular translation machinery as well as the immune system. We have built our differentiated RNA optimizer platform to incorporate these insights over the past 21 years. We optimize mRNA to preserve critical protein-RNA interactions as these are an inherent feature of the natural building blocks we employ. Given the potential advantages of the mRNA-based medicines over existing treatment modalities, such as potential for broad application, natural biology, wide range of activity, flexibility, design versatility, transient expression and a single manufacturing process, we believe that we have the potential to address a broad range of diseases across multiple therapeutic areas. Our technology platform has been validated in clinical and preclinical studies in selected disease indications.
●	We have a broad portfolio of mRNA-based medicines in preclinical and clinical development stages being designed for efficacy, safety and protein expression at relatively low doses. The potential of our technology optimized for immune activation has been observed in multiple clinical studies. We are developing our product candidates and have conducted preclinical studies and initiated Phase 1 trials of our second-generation vaccine candidates for COVID-19 and influenza, as well as Phase 2a and Phase 2b/3 clinical trials for our first-generation COVID-19 vaccine candidate, CVnCoV. Additionally, CV7202, our prophylactic vaccine candidate trial against rabies, induced protective antibody titers above the WHO threshold in a Phase 1 study, following two doses as low as 1μg of mRNA. Our lead oncology product candidate, CV8102, for the treatment of four types of solid tumors through intratumoral treatment, has shown evidence of single-agent therapeutic activity with shrinkage of non-treated lesions, with limited treatment emergent adverse events.

●	Our development focus is on our second-generation COVID-19 vaccine candidates jointly developed with GSK, with CV2CoV being the first one advanced into a Phase 1 clinical trial on March 30, 2022. CV2CoV is a non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nanoparticles, or LNPs. On May 13, 2021, we announced that CV2CoV can induce high levels of antigen production in an in vitro setup as well as strong and dose-dependent immune responses in a preclinical study in rats. These data were complemented in June 2021, by preclinical data published in Nature Communications demonstrating full protection by CV2CoV and CVnCoV from lethal infection caused by SARS-CoV-2 ancestral strain BavPat1 or the Beta variant (B.1.351) in a transgenic mouse model, expressing the human ACE2 receptor. On August 16, 2021, we announced availability of a preprint manuscript with preclinical data investigating immune responses as well as the protective efficacy of CV2CoV in comparison to our first-generation vaccine candidate, CVnCoV, against SARS-CoV-2 challenge in non-human primates. The study, conducted in collaboration with Dan Barouch, MD, Ph.D., of Beth Israel Deaconess Medical Center, assessed cynomolgus macaques vaccinated with 12µg of either the first or second-generation vaccine candidate. Better activation of innate and adaptive immune responses was achieved with CV2CoV, resulting in faster response onset, higher titers of antibodies and stronger memory B and T cell activation as compared to our first-generation candidate, CVnCoV. Higher antibody neutralizing capacity was observed with CV2CoV across a broad range of variants, including the Beta, Delta, and Lambda variants. During challenge with the original SARS-CoV-2 virus, animals vaccinated with CV2CoV were found to be better protected compared to CVnCoV based on effective clearance of the virus in the lungs and nasal passages. A direct comparison of CV2CoV with a licensed mRNA vaccine in non-human primates was able to show that neutralizing antibody levels measured following full vaccination of animals with either 12µg of CV2CoV or a 30µg standard dose of the licensed mRNA vaccine were highly comparable. Full data was published in Nature on November 18, 2021. Based on Phase 1 study results, a pivotal study for the advanced clinical development of a COVID-19 vaccine candidate may be initiated in the fourth quarter of 2022, also contingent on discussion with regulatory authorities. Candidates addressing relevant COVID-19 variants featuring the same mRNA backbone are currently in preclinical testing. On April 21, 2022, the preclinical data for the second-generation mRNA backbone was extended by a study conducted in collaboration with the Friedrich-Loeffler-Institut, comparing immune responses and protective efficacy of monovalent and bivalent mRNA vaccines encoding Beta and/or Delta variants, primarily in a transgenic mouse model and a Wistar rat model. The first non-COVID-19 vaccine candidate within the broader second-generation infectious disease program we are developing in collaboration with GSK is the influenza candidate, CVSQIV, a differentiated multivalent vaccine candidate featuring multiple non-chemically modified mRNA constructs to induce immune responses against relevant targets of four different influenza strains. On February 10, 2022, we announced the start of a Phase 1 dose-escalation study in Panama evaluating the safety, reactogenicity and immunogenicity of CVSQIV in up to 240 healthy adult participants.
●	Within the jointly developed vaccine program, we plan to extend our technology platform also to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. In line with this mRNA development strategy, CureVac and GSK are working on chemically modified mRNA technologies and expect to start clinically assessing a modified second-generation COVID-19 as well as influenza mRNA vaccine candidate later in 2022.
●	In the immune silent area, our approaches optimized for protein therapies have been evaluated in multiple preclinical disease models.
●	We have the ability to target different tissue types based on our delivery systems. We have access to a number of mRNA delivery systems, including third-party and our proprietary systems, which allow us to target distinct tissues in an optimal way. Our initial clinical programs are based on localized delivery or using the LNP delivery system. Our prophylactic vaccine programs rely on LNP-based delivery systems administered intramuscularly and provide access to the immune cells. Moreover, LNP-based systems deliver mRNA efficiently to the hepatocytes in the liver, if administered intravenously. Protein expressed in the liver may either restore a specific function in the liver itself or produce secreted proteins for release into circulation. We rely on third-party state-of-the-art LNP delivery systems for our initial clinical programs, but we are developing our own proprietary LNP delivery system. In addition to LNPs, we have developed our proprietary polymer-based delivery system called CVCM, which allows us to further expand into other indications. CVCMs offer the ability to target indications that require localized, long-term dosing and create formulations that are appropriate for certain tissue types (such as lung, eye and mucosal).

●	We have invested in building our in-house manufacturing infrastructure, capabilities and expertise to rapidly, efficiently and cost-effectively produce mRNA-based medicines at commercial-scale. We have continued to invest in our manufacturing platform since 2000 and have manufactured thousands of mRNA constructs and obtained manufacturing authorization for over 80 products. We consider our manufacturing process an important part of our strategy that allows us to continuously improve our technology platform and maintain flexibility in clinical development. In the context of COVID-19, we are currently producing clinical trial material for our second-generation vaccine candidate, CV2CoV, in our GMP facilities as well as via our broad and integrated European vaccine manufacturing network with highly experienced Contract Development and Manufacturing Organization partners. Clinical trial material for our second-generation influenza vaccine candidate is produced in our European vaccine manufacturing network. Our manufacturing setup allows us to drive innovation and to maintain flexibility as well as to pivot quickly in clinical development and potential commercialization. In house, we currently operate three GMP-certified suites, with the capacity to supply our clinical programs and support potential early commercialization activities. We are in the process of building a fourth GMP large-scale production facility at CureVac’s headquarters in Tübingen, which is being designed to cover all manufacturing steps from starting material to formulation, and which could potentially supply for hundreds of millions of doses of our vaccine product candidates to support our future commercial launches. All our mRNA-based active ingredients for various fields of application originate from a common technology platform and are based on identical source materials, which enables us to produce mRNA-based medicines using a substantially similar platform process concept.
●	We have entered into strategic partnerships with leading biopharmaceutical companies and research and non-profit institutions to expand the applications of our technology platform. We have a history of partnering with leading biopharmaceutical companies such as GSK, CRISPR Therapeutics, Genmab, and Bayer. We also have received research grants from the Bill & Melinda Gates Foundation and CEPI for the development of several prophylactic vaccines. Our academic collaborations are focused on identifying and evaluating novel targets in selected therapeutics areas. We have collaborations with SERI and the Yale University for eye disorder and pulmonary diseases, respectively. These partnerships and collaborations allow us to expand the application of our platform and bring in external expertise and capabilities.
●	We have built an intellectual property portfolio in a variety of markets for our platform and product candidates. As pioneers in the field of mRNA therapies, we have built an intellectual property portfolio in the United States and other major geographies. As of March 23, 2022, we own approximately 1,056 issued patents worldwide, including 85 issued U.S. patents, 62 issued European patents (which have been validated in various European countries resulting in a total of approximately 682 national patents in European countries), and 227 issued patents in other foreign countries, 130 pending U.S. patent applications, 78 pending European patent applications and 282 pending patent applications in other foreign countries and 27 pending PCT patent applications. These patents include claims relating to our mRNA technology platform, our CVCM delivery system, our proprietary LNP technology, CV8102, CV7202, CV2CoV and other product candidates. We believe our patent applications and other patents are the most cited among mRNA companies’ intellectual property.
●	We have a long history of mRNA research and development and are led by an experienced management team. We are led by veterans of the biopharmaceutical industry with extensive experience in nucleic acid therapy, oncology, rare and infectious diseases and antibodies. Our management team as well as our supervisory board members have broad expertise in the clinical, regulatory and commercialization aspects of oncology, prophylactic vaccines and rare diseases as well as in drug development, process development and manufacturing for mRNA-based medicines. Members of our management team have held senior positions at Bristol-Myers Squibb, Ipsen, Sanofi-Aventis, GSK, Merck KGaA, Schering Plough, AstraZeneca, Genmab, LION Bioscience, Pixium Vision, Sirona Dental Systems, Sygnis Pharma AG and other companies. As of March 31, 2021, our broader team included 188 individuals with advanced scientific degrees working on advancing our mRNA platform.

Our Strategy

Our goal is to build a leading, fully integrated mRNA-based medicines company that can transform the lives of people. The key components of our strategy include:

●	Continue to invest in our proprietary technology platform to be the leading mRNA platform company. We intend to invest in our proprietary technology platform to broaden its potential across therapeutic areas, in addition to broadening our pipeline in existing therapeutic areas. We believe our continued investment will enable us to further optimize the three core pillars of our technology platform — protein design, mRNA optimization and mRNA delivery — and to further enhance our treatment approaches by offering higher selectivity, greater protein expression, potential combination therapies and reduced or flexible dosing. We are continuing to build on our deep expertise in mRNA-based medicines based on what we have learned from our current programs to apply to our future programs.
●	Utilize a rational disease selection approach to minimize clinical and commercial risk for our programs and broader platform. Our strategy is to maximize the potential of our technology platform through our rational disease selection approach to clinical development. We are initially targeting diseases that require an active immune response (such as prophylactic vaccines and oncology) and require transient expression of mRNA in tissue types that are more easily accessible. Based on the proof of concept achieved in our clinical trials for these initial indications, we have expanded our product portfolio to target diseases that require an immune silent approach (such as molecular therapy).
●	Rapidly advance our lead product candidates through clinical development and regulatory approval. Our product candidates are currently in preclinical or clinical development stages. We have advanced our second-generation COVID-19 vaccine candidate, CV2CoV, jointly developed with GSK, to a Phase 1 clinical trial in March 2022. Based on Phase 1 study results, a pivotal study for the advanced clinical development of a COVID-19 vaccine candidate may be initiated in the fourth quarter of 2022, also contingent on discussion with regulatory authorities. Candidates addressing relevant COVID-19 variants featuring the same mRNA backbone are currently in preclinical testing. The first non-COVID-19 vaccine candidate within the broader second-generation infectious disease program we are developing in collaboration with GSK is the influenza candidate, CVSQIV, a differentiated multivalent vaccine candidate featuring multiple non-chemically modified mRNA constructs to induce immune responses against relevant targets of four different influenza strains. On February 10, 2022, we announced the start of a Phase 1 dose-escalation study in Panama evaluating the safety, reactogenicity and immunogenicity of CVSQIV in up to 240 healthy adult participants. Within the jointly developed vaccine program, we plan to extend our technology platform also to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. In line with this mRNA development strategy, CureVac and GSK are working on chemically modified mRNA technologies and expect to start clinically assessing a modified second-generation COVID-19 as well as influenza mRNA vaccine candidate later in 2022.

We believe that by initially targeting diseases with high unmet medical need, we will be able to rapidly advance our programs through clinical development. We intend to pursue the appropriate regulatory pathways available to further accelerate our development efforts.

●	Continue to invest in our manufacturing capabilities across all manufacturing steps from starting material to formulation to further add scale and flexibility for potential commercialization. We believe that our manufacturing capabilities are a key strategic advantage that offer us flexibility, scalability, versatility and reliability in discovery and development. Beyond our integrated European network of CMOs, we are currently building our GMP IV facility, which is being designed to cover all manufacturing steps from starting material to formulation and would allow us to further scale up, reduce manufacturing time and reduce production costs. In addition, we are developing a new integrated and automated process for manufacturing of mRNA therapeutics, The RNA Printer®. In March 2022, we established the CureVac RNA Printer GmbH as a fully-owned CureVac company to advance The RNA Printer®. The new entity is designed as a platform and services company, providing a dedicated operational environment to further develop and establish The RNA Printer® as a manufacturing end-to-end solution. With its modular design and decentralized concept, we believe The RNA Printer® could be used to facilitate broad access to mRNA technology and enable mRNA product developments, e.g.for rapid supply of new mRNA-based vaccines in pandemic situations as well as patient access to advanced and personalized mRNA-based therapies in oncology.

●	Selectively seek strategic partners to develop and commercialize product candidates in certain therapeutic areas and geographies. We plan to continue to seek additional partnerships with other leading biopharmaceutical companies with specialized capabilities, including development and commercialization expertise in selected therapeutic areas and geographies. We may pursue partnerships that allow us to expedite the discovery and development of product candidates, complement our internal development expertise, broaden the breadth of our technology platform, and provide us with non-dilutive financing, while allowing us to retain economic rights to our product candidates that we view as strategically important. Our approach of partnering with a number of biopharmaceutical companies allows us to execute on a broad range of programs simultaneously, while mitigating our drug development risk.
●	Seek strategic acquisitions or in-licenses of technology or assets that are complementary to our programs and technology platform. mRNA-based medicines is an emerging field with ongoing advancements and discoveries. As the pioneers in the field, we have made significant strides in advancing and optimizing our technology platform over the past 21 years. We may seek acquisitions and in-licensing opportunities that can augment our internal expertise, expand our competitive differentiation and further enhance our mRNA technology platform.
●	Strengthen and expand our intellectual property portfolio to protect our scientific and technical know-how. We intend to continue to strengthen and expand our intellectual property to protect our advances in scientific and technical know-how. Our intellectual property strategy is focused on covering advancements in our technology platform, manufacturing processes, and product candidates. In addition to patent protection, we also rely on trade secrets and confidentiality agreements to protect other proprietary information that is not patentable or that we elect not to patent.

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

Limitations of Existing Treatment Modalities

There are several existing treatment modalities that seek to address the underlying cause of absent or defective proteins associated with diseases, including protein replacement therapy, gene therapy, gene editing, RNA interference and small molecule therapies. Other treatment modalities seek to harness the immune system, including antibody therapies and traditional prophylactic vaccines. Each of these treatment modalities have certain limitations as discussed below:

●	Protein Replacement Therapy: While this approach has been successfully used to treat a subset of protein-based disorders, it is mostly limited to proteins that function outside of the cell.
●	Antibody Therapy: Antibody therapeutics are largely administered intravenously and, being proteins themselves, have applications largely limited to surface molecules. In addition, antibodies have historically faced challenges due to their relatively large size, inadequate pharmacokinetics and tissue accessibility as well as unwanted interactions with the immune system.
●	Gene Therapy: Gene therapy is usually a one-time intervention meant to provide lasting levels of therapeutic protein. While expected to be a one-time treatment, the duration of treatment efficacy is still largely unknown and it may not be amenable to repeat dosing due to neutralizing antibodies against the gene therapy vehicle. In addition, large-scale manufacturing is costly, time consuming and complex.
●	Gene Editing: Despite its promise, gene editing is still in the early-stages of development and has potential risks related to unwanted on and off-target DNA modifications, incomplete targeting or mosaicism that hinder intended modifications. Similar to gene therapies, manufacturing complexities and costs for gene editing are also challenging.
●	RNA Interference: RNA interference has potential in silencing certain genes but has limitations in replacing defective or missing proteins, as well as highly expressed proteins. Most of the current efforts in this treatment modality are focused on genes expressed in the liver, with limited evidence of applications in extra-hepatic tissues.
●	Small Molecule: While small molecules offer advantages over other treatment modalities in terms of biodistribution, tolerability, and delivery, they do not directly address specific gene defects and have a high potential to cause off-target toxicities.
●	Traditional Prophylactic Vaccines: While traditional prophylactic vaccines are one of the most successful and cost-effective global health interventions, their complex development and costly production processes create a high barrier to entry, long development cycle and limitation in developing vaccines with high serotype coverage.

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

Key potential advantages of mRNA therapies that could position it as a novel treatment modality include:

●	Broad application: mRNA has the ability to produce all types of proteins, including secreted, membrane and intracellular proteins. This enables broad applicability across a variety of diseases.
●	Natural biology: mRNAs mimic human biology to produce proteins in the body in contrast to recombinant proteins that are manufactured using processes that are foreign to the body.
●	Wide range of activity: mRNAs can be used to create therapies that can be applied as an agonist, an antagonist or for vaccines.
●	Flexibility: A large number of alternative mRNA candidates can be generated in short time and tested to optimize both the mRNA and protein format.
●	Design versatility: Therapeutic protein expressed from mRNA in situ can be designed for efficacy without being limited by the constraints which recombinant proteins are subject to.
●	Specificity: mRNA-based medicines encode proteins which offer much higher specificity of interactions compared to small molecule drugs, which limits any potential off-target effects.
●	Repeat dosing: mRNA-based medicines can be dosed repeatedly given their low immunogenicity.
●	Transient expression: Short-lived expression of mRNA limits the risk of unforeseen adverse effects of lasting protein expression (as seen in gene therapy and gene editing) and allows for modified dosing schedules adjusted based on patient’s needs.
●	Manufacturing: mRNA production process is independent of the encoded protein as changes to the mRNA sequence do not affect its chemical and physical properties, allowing for higher efficiency, greater speed and lower cost of production.

Historical Challenges with Developing mRNA Treatments

Using mRNA as a treatment has long been of interest given its potential to address limitations of existing treatment modalities. However, mRNA has historically been limited by the following theoretical and practical hurdles:

●	Stability: Naked mRNA is rapidly degraded by RNase enzymes present throughout the body which limits the duration of its therapeutic effect. An effective mRNA would need to be masked from these enzymes.
●	Uptake by cells: Uptake of naked mRNA into cells is relatively inefficient. A more effective mRNA-based medicine would need a delivery system that delivers mRNA efficiently into cells.
●	Expression level: Protein expression levels from synthetic mRNA obtained by in vitro production have been considered too low historically for therapeutic purposes, which underlines the need for an optimized mRNA construct.
●	Immunogenicity: Non-optimized mRNA in the body rapidly activates receptors on immune cells which triggers the innate immune response and can lead to shut down of protein translation in cells. An effective mRNA-based medicine needs to modulate the immune system according to the disease indication being targeted.
●	Tissue targeting: Each indication requires delivery to a specific tissue. An effective mRNA-based medicine would need a delivery system that efficiently delivers mRNA to a specific target tissue with low off-target delivery and toxicity.
●	Manufacturing: mRNA manufacturing technology must be scalable and cost-effective to enable large production for multiple clinical trials and commercialization.

Our Technology Platform

The therapeutic potential of mRNAs was discovered by our co-founders in 2000. As the pioneers in the field of mRNA, we have built extensive expertise in mRNA biology, optimization and production. We have developed our technology platform, called RNAoptimizer, through continued investments over the past 21 years. We believe that we have created the broadest and most versatile platform to develop optimized mRNA-based medicines that has potential to offer differentiated profile in terms of safety, stability and expression.

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

Our process for creating novel mRNA therapies comprises the following three pillars:

●	Protein Design: Our goal is to define the amino acid sequence to optimize specific properties of the encoded protein.
●	mRNA Optimization: Our goal is to define the nucleotide sequence of the mRNA encoding the optimized protein to improve the properties of the mRNA molecule.
●	mRNA Delivery: Our goal is to define mRNA encapsulation and delivery to select the optimal formulation for each specific indication and tissue.

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

In addition to the coding sequence, mRNAs contain the following elements:

●	Untranslated regions, or UTRs — UTRs are sequences that are not translated into protein. The 5’ UTR precedes the start codon, the 3’ UTR follows the stop codon. These regions play important roles in gene expression including mRNA stability, mRNA localization and translational efficiency via protein-RNA interactions. Some of the elements in the UTRs form characteristic secondary structures that are involved in mRNA regulation.
●	5’ cap — The cap structure is required to recruit ribosomes and additional proteins involved in translation to the mRNA.
●	3’ polyadenosine, or poly-A, tail — The 3’ poly-A tail is a long sequence of adenosine nucleotides (often several hundred) at the 3’ end of mRNA. This tail promotes mRNA export from the nucleus and translation and protects mRNA from degradation. In addition, the 3’ end of the mRNA can include a stretch or sequence of nucleotides following the 3’ poly-A tail.

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

We have access to a diverse portfolio of third-party and proprietary delivery systems that allow us to target a range of diseases. Access to this broad range of delivery technologies allows us to select the best-suited technology for development of each of our product candidates. We choose the most suited delivery system based on a number of factors including immunogenicity, duration of treatment, dose levels, mode of administration and targeted tissue type.

The key delivery systems that we currently employ include:

●	Lipid-based delivery systems — We employ lipid nanoparticles, or LNPs, to deliver our mRNA-based prophylactic and cancer vaccines locally. For protein and antibody therapeutic candidates, we apply LNP-formulated mRNA systemically. We have relied on third-party state-of-the-art LNP delivery systems for our initial clinical programs, and we are developing our proprietary LNP delivery systems for our future clinical programs.

●	Polymer-based delivery systems — We employ our novel, proprietary PEGylated polymer system, the CureVac Carrier Molecule, or CVCM, to administer therapeutic candidates to such organs as eye and lung. CVCMs are designed to be delivered locally and their administration method may vary (injection, nebulization, among others) due to the robustness of the formulation.

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

Besides the licensed LNP technology from our partners, we are also developing our own LNP technology. We have established two ionizable lipid families and are developing those LNPs for application in local vaccination and systemic delivery to the liver. We conducted a systematic screening of LNP components and compositions for local vaccination in skin and muscle. Those optimized LNP formulations incorporating our own lipids helped to raise significant levels of immune response comparable with those of approved vaccine formulations.

The graphs above demonstrate comparable immunogenicity of CV LNP against a commercial PEG LNP in a vaccination trial with the rabies antigen in mice at same mRNA dose. On left panel, the virus neutralization titer seven days post the second vaccination is shown, whereas on the left panel the induced T cell response is assessed by EliSpot of peptide library stimulated spleenocytes.

CureVac Carrier Molecule or CVCM Delivery Technology

Our proprietary CVCM delivery technology is a polymer-based approach for local delivery of mRNA medicines to selected tissues. CVCMs enter cells via endocytosis and at lower pH during the trafficking, the core peptide and the lipids get protonated. The lipids are then released from the CVCM particles and are inserted into the endosomal membrane, thereby disrupting the membrane. Within the reducing environment of the cytosol, the CVCMs get destabilized and broken down into its components, resulting in mRNA being efficiently released.

We believe the CVCM delivery technology offers the following key advantages:

●	Stability: CVCM formulation confers physicochemical stability by design and generates very stable complexes that can survive physical stress. CVCMs can be effectively spray dried, lyophilized, or nebulized, enabling formulation methods that are difficult to achieve with LNPs.
●	Degradation and Excretion: The human body handles the degradation and excretion of hydrophilic materials very well, without any accumulation in lipid membranes. CVCM polymer is designed and equipped with intrinsic degradation mechanism that enables fast decomposition in the cytosol of cells.
●	Tolerability: The human body tolerates polymers very well due to the fact that polymers do not disturb the lipid membrane. We have extensively optimized and adapted our CVCM system for mRNA to enable efficient complexation and protection of the mRNA in hostile environments. The excipient to cargo ratio is an important metric that influences the tolerability of delivery systems. For our CVCMs, this excipient to cargo ratio is very low, allowing us to deliver higher amounts of mRNA.

●	Immunogenicity: Polymeric systems are immunosilent as they do not mimic virus-like particles and do not interact with RNA or lipid sensors.
●	Production of mRNA Therapies: Polymeric systems tend to be water soluble and enable a homogeneous mixing with the mRNA, thus allowing for less complicated production methods.

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

CVCM formulation leads to high levels of protein expression following intrapulmonary administration

CVCM formulated mRNA, encoding Luciferase was delivered, intratracheal using penncentury device.

Our Approach to Disease Selection

Our approach seeks to mitigate risk across multiple levels to advance and expand our broad product portfolio. While mRNA is still an emerging treatment modality, we believe that we have made advances towards utilizing the potential of our technology platform through rational disease selection. Our approach for selecting new programs is based on the following key factors:

●	Target diseases with high unmet medical needs that are not effectively addressed using the current standard of care.
●	Target areas where the underlying mode of action of the disease is understood or hypothesized which allows us to identify the required protein(s) or antigen(s).
●	Identify areas where mRNA therapies have potential to have differentiated profile compared to the conventional treatment modalities.
●	Assess the likelihood of being able to address the disease using our technology platform and seek to continuously improve and expand the capabilities of our platform to address an even broader range of diseases.
●	Seek to build on our deep understanding of mRNA biology, data derived from our technology platform and previous clinical and preclinical studies to apply to new indications.

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

We are able to explore the full potential of mRNA product candidates via two main approaches:

●	Immune active. For indications that require immune stimulation such as prophylactic and therapeutic vaccines, our technology optimizes the combination of mRNA molecules encoding specific antigens and selected delivery modalities to provide the desired immunostimulatory capacity. This allows us to design vaccines with high immunogenic effect. The goal is to induce an immune response against the encoded antigen. The mRNA is taken up by cells, including dendritic cells, at the injection site. Expressed antigens are then presented to the adaptive immune system leading to selective activation of T cells and B cells that recognize these antigens. These activated adaptive immune cells can then recognize and attack similar antigens that are found on tumors or pathogens.
●	Immune silent. For indications that require no immune stimulation such as protein delivery, our technology can also design product candidates to be immunosilent and to express encoded proteins over an extended period of time. These product candidates can be expressed either locally (eye, liver or lung) or systemically, using the liver as a bioreactor for production of the therapeutic proteins (enzymes and antibodies).

Prophylactic Vaccines

Infectious disease-related proteins, such as viral surface proteins, specific targets for the body’s immune defense system, can be expressed by injected mRNA and then presented to B and differentiated T cells, activating a specific immune response. We believe that our mRNA technology offers a platform for the development and production of prophylactic vaccines against infectious diseases. We believe our mRNA vaccines offer many potential advantages over existing vaccine technologies, including:

●	mRNA vaccines mimic several aspects of a natural viral infection and has the potential to offer improved and balanced immune response.
●	mRNAs allow us to encode for specific protein antigens of choice, offering potential for the development against known and yet unidentified pathogenic threats.
●	mRNAs allow production of multivalent vaccines with the potential to either demonstrate a broader efficacy by including additional target pathogens, or to strengthen potential efficacy by better targeting a specific pathogen, for example by adding of immunogenic epitopes, or by addressing different pathogen variants, or both.
●	mRNA vaccines are generally expected to be safer than live or attenuated vaccines since no living virus is injected. As they do not interact with the host-cell DNA, they avoid the potential risk of genomic integration posed by DNA-based vaccines.

●	mRNA binds to pattern recognition receptors and mRNA vaccines are thereby self-adjuvanting, a property which peptide- and protein-based vaccines lack.
●	Rapid speed of development from knowing the sequence of the virus to progressing programs in clinical development given our ability to produce antigens without dedicated cell cultures and fermentation-based manufacturing processes.
●	Commercial-scale production of mRNA is fast, cost-effective and, in contrast to traditional vaccine approaches, does not require cell culture or the use of live pathogens and as a result, multiple vaccines can be produced in the same plant.

Our current approach to the development of potential prophylactic vaccines is focused on:

●	CV2CoV for SARS-CoV-2: Our second-generation mRNA vaccine program against SARS-CoV-2, which we develop in collaboration with GSK is CV2CoV. The candidate is currently being evaluated in Phase 1 clinical study. Preclinical data in non-human primates published in Nature on November 18, 2021, showed strongly improved immune responses and protective efficacy of CV2CoV compared to our first-generation vaccine candidate, CVnCOV. A direct comparison of CV2CoV with a licensed mRNA vaccine was able to show that neutralizing antibody levels following full vaccination of animals with either 12µg of CV2CoV or a 30µg standard dose of the licensed mRNA vaccine were highly comparable. Based on Phase 1 study results, a pivotal study for the advanced clinical development of a COVID-19 vaccine candidate may be initiated in the fourth quarter of 2022, also contingent on discussion with regulatory authorities.
●	CVSQIV for influenza: Our second-generation mRNA vaccine program against influenza, which we develop in collaboration with GSK is CVSQIV, a differentiated multivalent vaccine candidate featuring multiple non-chemically modified mRNA constructs to induce immune responses against relevant targets of four different influenza strains. CVSQIV is currently being investigated in a Phase 1 clinical study.
●	CV7202 for rabies: Our most advanced program, CV7202, is a rabies vaccine candidate currently in a Phase 1 clinical trial. CV7202 induced adaptive immune response as shown by rabies-specific VNTs above the WHO thresholds considered to be protective, 28 days after the second dose in all subjects, at the lowest 1μg and 2μg dose levels.
●	Respiratory Syncytial Virus, or RSV vaccine: Our approach for the RSV program is based on delivering mRNAs encoding for the RSV F (fusion) protein. Based on in vivo challenge studies in cotton rat, we have demonstrated that our mRNA vaccines induce high levels of virus neutralizing antibodies, protect animals against RSV infection, without any signs of lung pathology.
●	Other prophylactic vaccines: In partnership with the Bill & Melinda Gates Foundation, we are developing prophylactic vaccines for prevention of other infectious diseases associated with high mortality in the developing world including malaria and rotavirus.

Oncology

mRNA is a versatile platform for cancer vaccine development allowing to encode a wide range of antigens from full length tumor associated antigens to neoepitopes. We are taking multiple approaches in oncology to induce tumor-specific immune responses in patients:

●	Intratumoral therapy: Intratumoral injection of immunostimulating agents into tumors is an alternative to classic vaccination to induce a therapeutic immune response. High concentration of such agents can be achieved by local administration in the tumor tissue with little systemic side effects. Intratumoral immunotherapy activates antigen-presenting cells in the tumor environment and draining lymph nodes to present a broad panel of antigens expressed by the tumor to T and B cells and induce a systemic immune response against the injected tumor as well as non-injected metastatic lesions (abscopal effect).

Our lead oncology product candidate, CV8102, is based on a complex of single stranded non-coding RNA with a polymeric peptide carrier which has been shown to activate the TLR7, TLR8 and RIG-I pathways. These pathways activate the innate immune system upon detection of RNA molecule. We are currently evaluating CV8102 in a dose-escalation Phase 1 clinical trial for the treatment of four types of solid tumors and an expansion of the Phase 1 study in patients with advanced melanoma.

●	Novel cancer vaccines: We are also working on discovery of novel vaccines against tumor-associated antigens, which are antigens that are overexpressed in tumor tissues with no or little expression on healthy tissues, using our LNP formulations. It is known that these antigens are often less immunogenic than neoantigens and require optimized design to improve their presentation to immune cells as well as vaccine formulation with strong immunostimulating properties (vaccine adjuvant effect) to enable the induction of relevant immune responses.

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

We are also working on the discovery of vaccines targeting different classes of neoantigens. We have demonstrated that our LNP formulated mRNA vaccines are also able to induce T cell responses against different model neoantigens.

Molecular Therapy: Deliver mRNA to express the right protein wherever needed

We are seeking to optimize mRNA molecules to trigger production of antibodies. Our antibody work has potential to protect against viruses, bacteria, and toxins and can be applied to many disease indications including cancer, cardiovascular diseases, infectious diseases and autoimmune diseases. In preclinical studies in non-human primates, we have demonstrated that antibodies encoded by mRNA can be produced in hepatocytes very rapidly and can reach the blood stream at relevant therapeutic levels.

With our technology, we can instruct human cells to produce specific proteins in the nucleus, cytoplasm, cellular organelles, cell membrane, or get them secreted. Based on this “healthy” information delivered by mRNA, our cells are designed to produce proteins, which are required to treat the disease caused by missing or inactive proteins.

We believe there are several advantages of our technology applied to development of molecular therapy, including:

●	mRNA encoded proteins can function within or outside of cells as well as inside cell membranes, allowing us to address intracellular protein deficiencies that are not addressed by recombinant proteins.
●	mRNAs can enable production of complex proteins that are challenging to make using recombinant technologies due to their folding requirements and complexity.
●	Administered mRNAs encode proteins using natural pathways allowing for post-translational modifications such as glycosylation whereas recombinant proteins use non-human post-translational modifications which may lead to lower effectiveness and increased immunogenicity.
●	mRNA constructs can be optimized to produce proteins that offer desirable pharmacology relative to the wild-type protein, such as increased half-life.
●	mRNA allows for dosing flexibility to meet patient needs without causing irreversible changes to the genome.
●	mRNA can be delivered repeatedly, creating the opportunity to provide long-term benefit for treatment of chronic diseases.

We currently have collaborations focused on:

●	Therapeutic antibodies: We are also developing mRNAs therapies to produce antibodies systemically using the liver as a bioreactor for subsequent secretion and systemic distribution of the antibodies to primary organs affected by a disease. Our collaboration with Genmab, a global leader in antibody discovery and design, will allow us to work with novel antibodies produced using our mRNA technology. This partnership represents the first-ever publicly disclosed mRNA antibody focused deal and will allow us to optimize and manufacture mRNA encoded antibodies for Genmab.
●	Liver diseases: We are working on mRNAs therapies targeted for the liver, including designing and producing intracellular targets such as transcription factors. Our collaboration with the Hannover Medical School aims to design treatments for liver diseases such as NAFLD, NASH, and liver cirrhosis, with the potential to treat or reverse liver fibrosis.
●	Eye diseases: Using our CVCM delivery system that enables different routes of delivery to the eye, we are investigating development of mRNA-based treatments for undisclosed ophthalmic indications. We have a collaboration with SERI for our discovery efforts.
●	Lung diseases: The CVCM delivery system is also well suited for delivery of mRNA to the lung, administered as either an aerosol or a dry powder formulation. Proof of concept in vivo animal studies showed that CVCM mRNA formulations, administered using the intrapulmonary route, were able to transfect airway epithelial cells and produce functional therapeutic proteins in the lung. We have a collaboration with Yale University focused on discovery of novel molecular targets in pulmonary diseases.

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

As of June 21, 2021, 58 patients were enrolled in the dose escalation part: 33 in the single-agent cohort and 25 in the combination cohort with anti-PD-1 antibodies. Intratumoral CV8102 was observed to be tolerated without dose limiting toxicities, or DLTs, at dose levels up to 600 µg (single-agent and combination). At the 900µg dose level (single agent) one out of six patients experienced a DLT of Grade 3 increase in the liver enzymes ALT and AST, observed in the context of a Grade 2 cytokine release syndrome. Another patient in this cohort experienced a potentially related Grade 3 immune-mediated pneumonitis that occurred after DLT evaluation period set forth in the protocol.

As of the cutoff date we have observed preliminary evidence of activity with objective tumor responses according to RECIST 1.1:

●	In the single-agent cohort 1 complete response (CR) in a melanoma patient
●	2 partial responses (PR) in a melanoma patient and a patient with squamous cell cancer of the skin (cSCC)

In the combination cohort:

●	2 partial responses (PR) in two melanoma patients.

In February 2021, we initiated the expansion part of our Phase 1 study to confirm the safety, tolerability and efficacy of CV8102 at a 600 μg dose, the selected dose to be advanced in a Phase 2 clinical trial. The expansion part of the Phase 1 trial has enrolled 30 patients with PD-1 refractory melanoma, who receive intratumoral injections of CV8102 in combination with PD-1 antibodies, as well as 10 patients being treated with CV8102 only.

On June 21, 2021, 9 of the 30 combination patients were recruited and all of the CV8102 only patients were recruited. Enrollment was completed in October 2021. Initially, CV8102, with or without co-administration of anti-PD-1 treatment, is being injected weekly for five weeks, followed by three injections at two- or three-week intervals depending on the anti-PD-1 antibody schedule. Patients showing evidence of clinical benefit are eligible for further injections for up to 12 months.

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

Market Opportunity

CV8102 is currently being developed against four types of cancers, each frequently exhibiting easily accessible superficial tumor lesions:

●	cMEL is an aggressive form of cancer that starts in the pigment-producing cells of the skin and can spread widely to other parts of the body. Cutaneous melanoma accounts for the majority of skin cancer-related deaths in the United States. In 2018, there were approximately 300,000 new cases of cutaneous melanoma and approximately 60,000 deaths worldwide. In the United States, the National Institute of Health, or NIH, estimates approximately 100,000 new diagnoses of cutaneous melanoma, and approximately 7,000 deaths in 2020. According to the National Comprehensive Cancer Network, or NCCN, guidelines, while surgical removal of the tumor is the primary treatment for localized melanoma, for patients with metastatic disease, chemotherapy and targeted therapies including the BRAF inhibitors are also recommended. Based on published literature, the majority of patients treated with BRAF inhibitors develop secondary resistance within a relatively short amount of time. Checkpoint inhibitors are recommended as the first-line treatment for advanced / unresectable metastatic melanoma, but their side effects are severe and a significant subset of patients (approximately 40% to 45%) do not respond to these drugs and many of those who do respond (approximately 30% to 40%), develop secondary resistance. There are very limited therapeutic options for patients who have failed anti-PD-1 and targeted therapy (if eligible). Intralesional oncolytic virus therapy, or Tvec, is considered for selected cases, but its use is mostly limited to metastatic stage IIIc or M1A disease.
●	HNSCC occurs in the outermost surface of the skin or certain tissues within the head and neck region including the throat, mouth, sinuses and nose. Squamous cell carcinoma makes up about 90% of all head and neck cancers. Consumption of tobacco products and alcohol and having a poor diet are important risk factors. HNSCC is the sixth most common cancer worldwide, with 890,000 new cases and 450,000 deaths in 2018. In the United States, according to American Society of Clinical Oncology, or ASCO, approximately 65,000 new cases are diagnosed annually, and more than 14,500 deaths are reported every year. Published literature indicates that more than two-thirds of patients with HNSCC initially present with locoregionally advanced disease (stage III-IV). HNSCC treatment typically involves a combination of chemotherapy, radiation and surgery. According to the Cancer Network and published literature, for patients with early-stage disease, these treatment approaches lead to approximately 60% to 80% response rate. The 5-year progression-free survival, or PFS, rate of advanced HNSCC has continued to remain at 40% to 50% and the average time to relapse is less than 2 years regardless of the combination of various treatment modalities. In patients with advanced disease, more than 50% develop local or regional recurrence and nearly 30% develop distant metastases. Based on the NCCN, the recommended first line treatment for recurrent/metastatic HNSCC include chemotherapy combinations with Cetuximab and anti-PD-1 antibody treatment with or without platinum-based chemotherapy. We believe, based on publications and our analysis, that the typical response rate to anti-PD-1 antibodies in patients with HNSCC is below 20%, and that there is still a significant unmet need.
●	ACC is an uncommon form of malignant neoplasm that arises within secretory glands, most commonly the major and minor salivary glands of the head and neck. Other sites of origin include the trachea, lacrimal gland, breast, skin and vulva. ACC accounts for around 10% of all salivary gland neoplasms, 22% of all salivary gland malignancies and about 1% of all head and neck malignancies. The National Cancer Institute, or NCI, estimates that 1,200 patients are diagnosed annually in the United States with ACC and 15,000 patients are affected. Globally, ACC incidence rate is estimated between 0.4 to 13.5 cases per 100,000 annually. The primary treatment of ACC is surgery, which is usually followed by post-operative radiotherapy. According to the American Society of Clinical Oncology, or ASCO, while the 5-year survival of ACC is 89%, 15-year survival is only approximately 40%. For patients with recurrent or advanced/ metastatic disease not amenable to curative intent surgery there is no approved systemic standard treatment. There are minimal options for treatment of advanced ACC, traditional chemotherapy has been proven to be of minimal benefit, so patients often seek clinical trials as a second line option, leading to a high unmet medical need.

●	SCC is the second most common form of skin cancer that develops in the squamous cells that make up the middle and outer layers of the skin. While not life-threatening, it can be aggressive and can spread to the other parts of the body, causing serious complications. According to ASCO, in the United States, keratinocyte carcinomas (KC) represent the two most common types of cancer in humans (basal cell carcinoma (BCC); and squamous cell carcinoma (SCC)). KCs are responsible for approximately 3,000 deaths per year in the United States, almost exclusively as a result of SCCs. According to published literature, global incidence varies widely with highest incidence reported in Australia and lowest rates reported in Africa. Given most countries do not have cancer registries for skin cancer, figures reported are likely underestimated. Although most SCC are localized and easily treated, approximately 5% of patients experience local recurrence, approximately 4% develop nodal metastases and approximately 2% die of the disease. According to NCCN, most SCC are managed through different surgical methods, along with topical therapy, cryotherapy and photodynamic therapy. Surgical methods usually lead to good prognosis and cure rates greater than 90%. In the rare case of metastases, radiation therapy, immunotherapy and/or chemotherapy are deployed. Despite the available treatments, 10-year survival rate is less than 20% in patients with locoregional lymph node metastases and less than 10% in the presence of distance metastases, leading to a significant clinical unmet need.

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

Key Inclusion Criteria:

●	Patients enrolled into single-agent CV8102 dose escalation cohorts must have:
●	histologically confirmed advanced cMEL, SCC, HNSCC or ACC with documented disease progression;
●	not amenable to resection or locoregional radiation therapy with curative intent; and
●	at least 1 line of anti-cancer therapy for advanced disease (except adenoid cystic carcinoma).
●	Patients enrolled into CV8102 anti-PD-1 combination cohort must have:
●	histologically confirmed advanced cMEL or HNSCC; and
●	indication for anti-PD-1 therapy or currently receiving anti-PD-1 therapy with stable of slowly progressing disease after at last eight-weeks (HNSCC) or 12 weeks (cMEL) of anti-PD-1.
●	Patients enrolled into single-agent CV8102 expansion cohort must have:
●	histologically confirmed advanced cMEL with documented disease progression;
●	not amenable to resection or locoregional radiation therapy with curative intent;

●	progression on/after at least 1 line of anti-cancer therapy for advanced disease; and
●	willing to undergo baseline and post-baseline biopsy of the lesion which is to be injected.
●	Patients enrolled into CV8102 anti-PD-1 combination expansion cohort must have:
●	histologically confirmed advanced Stage IIIB-IV cMEL refractory to anti-PD-1 therapy;
●	progression during or after anti-PD-1 therapy with progressive disease according to RECIST 1.1;
●	received a minimum dose of anti-PD-1 mAB (800mg for pembrolizumab or 1200 mg for nivolumab in monotherapy or at least two doses of nivolumab at a minimum dose of 1 mg/kg given every 3 weeks in combination with ipililumab);
●	last anti-PD-1 agent within 12 weeks prior to enrollment;
●	presence of measurable lesion(s) according to RECIST 1.1, not intended for injection; and
●	willing to undergo tumor biopsies at specific timepoints (baseline and post-baseline biopsy of the injected lesion at selected sites).
●	Presence of at least one injectable lesion that is measurable according to RECIST 1.1 criteria.
●	Recovered from prior relevant toxicities to grade ≤ 1.
●	ECOG PS 0 or 1, 18 years of age or older.

Key Exclusion Criteria:

●	Rapidly progressing multifocal metastatic or acutely life-threatening disease;
●	Prior use of topical/local TLR-7/8 agonists within the past 6 months;
●	Prior anti-cancer therapy administered 2-4 weeks prior to the first dose of the study drug depending on the indication;
●	Lesions that are to be injected in previously irradiated areas unless progressive tumor growth has been demonstrated (no prior irradiation of injected lesions on patients with melanoma); or
●	Treatment with any investigational anticancer agent within 30 days or 5 half–lives (whichever is longer)prior to the first dose of the study drug or planned during the study.

Primary Endpoints:

●	Determine maximum tolerated dose, or MTD, based on occurrence of DLTs within 2 weeks after the first dose and recommended (combination) dose, or R(C)D, respectively, for CV8102 alone and with anti-PD-1 therapy.
●	Tolerability and safety of CV8102 alone and in combination with anti-PD-1 therapy.

Secondary Endpoints:

●	Evaluate anti-tumor activity of CV8102 alone and in combination with anti PD-1 antibodies per RECIST 1.1 and irRECIST criteria.

●	Evaluate duration of response, progression-free survival and disease control rate at 6 months.
●	Evaluate tumor response of injected and non-injected lesions.
●	Evaluate survival time.

Exploratory Endpoints:

●	Evaluate effects on immune parameters and other biomarkers of interest in the peripheral blood.
●	Evaluate effects on immune cell infiltration and other biomarkers of interest in tumor biopsy specimen (in selected cohorts during the expansion phase).

Preliminary Patient Demographics

As of June 21, 2021 58 patients were enrolled in the dose escalation part: 33 in the single-agent cohort and 25 in the combination cohort with anti-PD-1 antibodies.

In the single-agent cohort, 42% of patients had melanoma, 12% HNSCC, 18% SCC and 27% ACC. 58% of patients were pretreated with anti-PD-1 antibodies and 9% with anti CTLA-4 antibodies.

In the combination cohort, 80% of patients had cMEL and 20% had HNSCC. 88% were pretreated with anti-PD-1 antibodies and 44% with anti CTLA-4 antibodies.

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

Phase 1 Dose Cohorts and Enrollment Status as of January 2022

Phase I trial updates as described above were presented at the ESMO conference in September 2021. Prelimimary Biomarker Data were presented at SITC conference in November 2021.

Preliminary Safety Data Dose Escalation

Preliminary safety data:

Treatment emergent AEs occurring in ≥ 10% of patients as of June 21, 2021

The dose of CV8102 administered either alone or in combination with an anti-PD-1 antibody was escalated up to 900 µg. The MTD was not reached in either cohort, however, due to one DLT and a significant SAE (immune-mediated pneumonitis) after DLT period observed in the 900 µg DL for single agent, a recommended dose/recommended combination dose for the expansion (RD/RCD) of 600 µg was determined in agreement with the DMC for both single agent and combination with an anti-PD-1 antibody.

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

Grade 4: Life-threatening consequences or urgent intervention indicated.

Grade 5: Death related to adverse event.

As of June 21, 2021:

●	The most frequently reported adverse events occurring in more than 20% of patients were mild to moderate pyrexia, fatigue, chills, headache, injection site pain and nausea.
●	22 (38%) patients experienced treatment emergent ≥ Grade 3 AEs and 7 (12%) patients experienced Grade 3 AEs considered treatment related per investigator’s judgment (one of the events fulfilled criteria for dose limiting toxicities per protocol). There were no Grade 4 or 5 AEs considered related to study treatment.
●	In the single-agent CV8102 cohort, four patients experienced transient Grade 3 elevations of liver enzymes (1 at 150 μg dose level, 2 at 200 μg dose level and one at the 900 μg dose level, the latter fulfilled DLT criteria per protocol, because it occurred within one week after the second injection). One patient in the 900 µg cohort experienced an immune mediated Grade 3 pneumonitis and was recovering on steroid treatment approximately one week later. The patient had already experienced a previous episode of Grade 1 pneumonitis that may have been related to previous treatment with anti PD-1 antibodies prior to study enrollment.
●	In the combination cohort of CV8102 with anti-PD-1 antibodies, one patient (100 μg dose level) experienced Grade 3 hypertension, mild chills, fever and tachycardia on day of administration of CV8102 and anti-PD-1 requiring inpatient observation (SAE) and transient asymptomatic Grade 3 elevation of serum lipase. One patient (100 μg dose level) experienced transient asymptomatic Grade 3 elevation of serum amylase.

Treatment Related Serious Adverse Effects (SAEs)

As of June 21, 2021:

●	In the single agent CV 8102 cohort one patient experienced Grade 2 CRP increase (150µg dose level,) one patient experienced Grade 2 tumor pain (200 μg dose level), one patient experienced Grade 1 chills, pyrexia and vomiting and an episode of Grade 2 pyrexia ( 300 μg dose level), one patient experienced a Grade 2 cytokine release syndrome ( 900 µg dose level) and one patient a Grade 3 immune-mediated pneumonitis ( 900 µg dose level).
●	In the combination cohort of CV8102 with anti-PD-1 antibodies, one patient required inpatient observation after Grade 3 hypertension, mild chills, fever and tachycardia (100 μg dose level), one patient experienced Grade 2 cytokine release syndrome (300 μg dose level), one patient a Grade 1 cytokine release syndrome (600 µg dose level) and one patient a Grade 1 cytokine release syndrome (900 µg dose level).

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

Preliminary data on overall tumor response and duration according to RECIST 1.1 as of June 21, 2021

Preliminary efficacy data for single-agent CV8102

As of June 21, 2021, one patient showed a CR and two patients showed a PR according to RECIST 1.1 after single-agent CV8102. In addition, 12 patients experienced a best response of stable disease after eight-weeks of treatment (associated with shrinkage of non-injected lesion in one patient, shrinkage of injected lesion in one patient and shrinkage of both the non-injected and injected lesions in one patient). Nine of the 33 (27%) patients treated with single-agent CV8102 remained free of progression for more than six months.

Single-agent Response Data

Case reports of patients with observed tumor shrinkage after single-agent CV8102:

●	A 74-year-old female patient with Stage IIIc melanoma and multifocal in-transit metastases was treated with single-agent CV8102 (150 μg). The pictures below show the injected primary tumor before treatment, after first five weekly injections, and after eight injections at 12 weeks. After the first five injections, a partial regression of the injected lesion became apparent, which turned into a complete regression after eight injections (12 weeks). An MRI scan showed a complete regression of all noninjected in transit metastases. The response data together represent a confirmed complete response based on RECIST 1.1 criteria. The patient continued to receive injections at monthly intervals for up to nine months without locoregional recurrence but there was occurrence of a new intraabdominal soft tissue lesion.

●	A 50-year-old female patient with Stage IV melanoma, metastases in ipsilateral supraclavicular lymph nodes and distant detectable metastases at study entry was treated with single-agent CV8102 (450 µg). The patient previously experienced early tumor progression on adjuvant treatment with Nivolumab and subsequently underwent multiple resections of cutaneous and lymph node metastases and radiation prior to study entry. The patient received eight intratumoral injections of CV8102 into an axillary lymph node metastasis. After an early decrease in serum LDH she developed a partial response. Treatment with CV8102 was ongoing as of April 2020. The table below shows the decrease in the size of measurable tumor lesions after eight intratumoral injections of CV8102. The CT scan shows the decrease in size of the noninjected metastatic pleural lesion. The graph shows the decrease in serum LDH over time during the treatment period.

●	A 91-year-old male patient with Stage IV HNSCC with large buccal and small lip lesion and a contralateral metastatic cervical lymph node was treated with single-agent CV8102 (100 µg) after pretreatments with cetuximab, external beam radiation, and multiple surgeries. The patient experienced prolonged stable disease according to RECIST 1.1 until the end of study after nine months. Whereas the injected buccal lesion remained stable in size, the noninjected contralateral metastatic lymph node showed ongoing regression.

●	A 64-year-old male patient with Stage IV melanoma (150 μg dose level, single-agent CV8102) who had progressed on previous anti-PD-1 antibody treatment experienced stable disease according to RECIST 1.1 for six months, with shrinkage of the injected lesion in the skin, and shrinkage of a noninjected contralateral paraaortic lymph node lesion.

Preliminary efficacy data in combination with PD-1 antibodies

As of June 21, 2021, two patients with PD-1 refractory melanoma showed a partial response according to RECIST 1.1 in the combination cohort.

One PD-1 refractory HNSCC patient experienced stable disease according to RECIST1.1. The following salvage tumor resection due to persistent tumor hemorrhage 11 weeks after last dose which included the area of injected lesion showed a complete response within the histopathological results with no tumor cells detected.

One PD-1 refractory melanoma patient experienced stable disease after the eight-week treatment period with regression of the injected and some non-injected lesions, while other non-injected lesions showed progression.

The number of treated patients and follow-up time in this cohort were more limited as compared to the single-agent cohort. The patient population was also more heavily pretreated compared to the patients enrolled in the single-agent cohort (88% vs. 58% were pretreated with anti-PD-1 antibodies and 44% vs. 9% with anti-CTLA-4 antibodies).

Combination response data:

●	A 90-year-old female patient with Stage IVc melanoma and metastatic lesions in the lung and liver was treated with eight intratumoral injections of CV8102 (600 µg) in combination with the anti-PD-1 antibody Pembrolizumab.

The patient was pretreated with Nivolumab in combination with Ipilimumab followed by Nivolumab monotherapy that resulted in progressive disease four months prior to study entry.

After eight injections, the patient showed a partial response according to RECIST 1.1 with regression of the injected lesion in a muscle and multiple non-injected lung and liver lesions.

●	A 84-year old male patient with stage IV melanoma was treated with eight intratumoral injections of CV8102 (900 µg) in combination with the anti-PD-1 antibody Nivolumab.

The patient was pretreated with Nivolumab resulting in progressive disease prior to study entry.

After eight injections, the patient showed a partial response according to RECIST 1.1 with regression of injected and non-injected lesions.

Expanded Phase 1 Clinical Trial of Intratumoral CV8102

In February 2021, we initiated the expansion of our Phase 1 study to confirm the safety, tolerability and efficacy of CV8102 at a 600 μg dose, the selected dose to be advanced in a Phase 2 clinical trial. Furthermore, the expansion part of the Phase 1 trial will evaluate the effects of CV8102 on systemic and intratumoral immune markers, which will provide additional clinical insights on CV8102’s mode of action.

The expansion part of the Phase 1 trial enrolled 30 patients with PD-1 refractory melanoma, who receive intratumoral injections of CV8102 in combination with PD-1 antibodies, as well as 10 patients beingtreated with CV8102 only. As of June 21, 2021, 9 of the 30 combination patients were recruited and all of the CV8102 only patients were recruited. Enrollment was completed in October 2021. Initially, CV8102, with or without co-administration of anti-PD-1 treatment, will be injected weekly for five weeks, followed by three injections at two- or three-week intervals depending on the anti-PD-1 antibody schedule. Patients showing evidence of clinical benefit are eligible for further injections for up to 12 months.

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

RNA-Based Prophylactic Vaccines

COVID-19 Vaccines Program

Coronaviruses are a family of viruses that can lead to respiratory illness, including Middle East Respiratory Syndrome, or MERS-CoV, and Severe Acute Respiratory Syndrome, or SARS-CoV. Coronaviruses are transmitted between animals and people and can evolve into strains not previously identified in humans. On January 7, 2020, a novel coronavirus (2019-nCoV) was identified as the cause of pneumonia cases and deaths in Wuhan, China, and an exponentially increasing number of cases have since then been found worldwide. On March 11, 2020, the World Health Organization designated COVID-19, the disease caused by the novel coronavirus SARS-CoV-2, an international pandemic. As of April 26, 2022 the disease has infected approximately 508 million people around the world. More than 6 million have died to date.

Second-generation COVID-19 Vaccines Program

In February 2021, we announced a new collaboration with GSK for our COVID-19 vaccine program, which went into effect in April 2021 pursuant to which we are collaborating with GSK to research, develop and manufacture second-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants. Second-generation vaccines candidates are based on an advanced mRNA backbone, which can flexibly encode for different COVID-19 variants and which features targeted optimizations designed to improve intracellular mRNA stability and translation for increased and extended protein expression. The optimizations potentially allow for strong and early immune responses at low doses, which will also support the development of multivalent vaccines to target rapidly spreading COVID-19 variants as well as combination vaccine approaches. The second-generation backbone differs significantly from the mRNA backbone for our first-generation vaccine candidate, CVnCoV. The first candidate from the second-generation COVID-19 program is CV2CoV. CV2CoV is a non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus formulated within Lipid Nanoparticles, or LNPs. On May 13, 2021, we announced that CV2CoV is able to induce high levels of antigen production in an in vitro setup as well as strong and dose-dependent immune responses in a preclinical study in rats. These data were complemented in June, 2021, by preclinical data published in Nature Communications demonstrating full protection by CV2CoV and CVnCoV from lethal infection caused by SARS-CoV-2 ancestral strain BavPat1 or the Beta variant (B.1.351) in a transgenic mouse model. On August 16, 2021 we announced availability of a preprint manuscript with preclinical data investigating immune responses as well as the protective efficacy of CV2CoV in comparison to first-generation vaccine candidate, CVnCoV, against SARS-CoV-2 challenge in non-human primates. The study, conducted in collaboration with Dan Barouch, MD, Ph.D., of Beth Israel Deaconess Medical Center, assessed cynomolgus macaques vaccinated with 12µg of either the first or second-generation vaccine candidate. Better activation of innate and adaptive immune responses was achieved with CV2CoV, resulting in faster response onset, higher titers of antibodies and stronger memory B and T cell activation as compared to our first-generation candidate, CVnCoV. Higher antibody neutralizing capacity was observed with CV2CoV across a broad range of variants, including the Beta, Delta and Lambda variants. During challenge with the original SARS-CoV-2 virus, animals vaccinated with CV2CoV were found to be better protected compared to CVnCoV based on effective clearance of the virus in the lungs and nasal passages. A direct comparison of CV2CoV with a licensed mRNA vaccine in non-human primates was able to show that neutralizing antibody levels measured following full vaccination of animals with either 12µg of CV2CoV or a 30µg standard dose of the licensed mRNA vaccine were highly comparable. Full data was published in Nature on November 18, 2021. Following these preclinical data, we announced the start of a Phase 1 clinical trial with CV2CoV on March 30, 2022. Within the jointly developed COVID-19 vaccine program, we plan to extend our technology platform also to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. In line with this mRNA development strategy, CureVac and GSK are working on chemically modified mRNA technologies and expect to start a Phase 1 clinical trial with a modified second-generation COVID-19 vaccine candidate later in 2022. Based on Phase 1 study results, a pivotal study for the advanced clinical development of a COVID-19 vaccine candidate may be initiated in the fourth quarter of 2022, also contingent on discussion with regulatory authorities. Candidates addressing relevant COVID-19 variants featuring the same mRNA backbone are currently in preclinical testing. On April 21, 2022, the preclinical data for the second-generation mRNA backbone was extended by a study conducted in collaboration with the Friedrich-Loeffler-Institut, comparing immune responses and protective efficacy of monovalent and bivalent mRNA vaccines encoding Beta and/or Delta variants, primarily in a transgenic mouse model and a Wistar rat model.

CV2CoV-based Bivalent Beta/Delta Candidate: Mice Challenge Studies with SARS-CoV-2 Beta and Delta Variant

On April 21, 2022, data of a preclinical study conducted in collaboration with the Friedrich-Loeffler-Institut comparing monovalent and bivalent mRNA vaccines encoding B.1.351 (Beta) and/or B.1.617.2 (Delta) SARS-CoV-2 Spike protein, primarily in a transgenic mouse model and a Wistar rat model was uploaded to the bioRxiv preprint server.

For the preclinical study, we designed unmodified mRNA vaccines encoding the Spike protein sequences from the Beta and Delta variants, which are distant variants with non-overlapping mutations in the RBD domain, as well as the ancestral strain; CV2CoV.351, CV2CoV.617 and CV2CoV, respectively. The vaccines containing a total of 0.5 µg mRNA per dose were administered intramuscularly; the bivalent vaccine (CV2CoV.351 and CV2CoV.617 together) contained 0.25 µg mRNA of each variant, i.e., half the dose of the monovalent vaccines. K18-hACE2 transgenic mice received 20 µL of a low dose monovalent CV2CoV, CV2CoV.351, CV2CoV.617 or bivalent vaccine (CV2CoV.351 and CV2CoV.617) containing a total of 0.5 µg mRNA or NaCl (sham) on Day 0 and Day 28. Following challenge with Beta and Delta variants (104,4 TCID50) on Day 56, all vaccinated mice were protected from SARS-CoV-2-induced lethality and virus spread, while all Beta-challenged and 67% of Delta-challenged sham-vaccinated animals succumbed to infection.

Neither SARS-CoV-2 genomic RNA or sub-genomic RNA (sgRNA) were detectable in oral swabs collected on Day 4, or in lung, cerebellum and cerebrum samples taken on Day 10 in all but one of the Beta-challenged, bivalent-vaccinated animals, indicating that productive infection was prevented. The suppression of viral replication in the upper respiratory tract by the monovalent vaccines differed depending on the challenge virus. While the bivalent vaccine reduced viral load in the conchae equivalent to that observed with the matched monovalent vaccine after Beta challenge, replication of the Delta variant in the conchae was abolished (no detectable sgRNA) in all vaccinated groups.

Monovalent and bivalent mRNA vaccines encoding ancestral, Beta and Delta derived Spike protein sequences protect against SARS-CoV-2 variants

Figure: K18-hACE2 mice vaccinated on day 0 and 28 with a total of 0.5 µg CV2CoV (ancestral, orange), 0.5 µg CV2CoV.351 (Beta, light green), 0.5 µg CV2CoV.617.2 (Delta, dark green), CV2CoV.351 + CV2CoV.617.2 (0.25 µg of each; purple) or NaCl (sham; blue) were challenged i.n. with 104,4 TCID50 SARS-CoV-2 variant B.1.351 (Beta) or B.1.617.2 (Delta) at day 56. (a,b) Survival curves (Kaplan-Meier) for K18-hACE2 mice challenged with B.1.351 (Beta) (a) or B.1.617.2 (Delta) (b) with follow-up for 10 days post challenge. (c-g) RT-qPCR results from Day 4 oral swabs (c) or Day 10 conchae (d) and lung (e). Sham group samples were obtained at Day 10 (light blue) or at the humane endpoint (dark blue). Number of RT-qPCR positive and total number of animal sample are shown on the x-axis. Each dot represents one individual mouse.

Scatter plots are labelled with median and interquartile range. p-values were determined by two-sided log-rank (Mantel-Cox) test (a,b) or one-way ANOVA and Dunn’s multiple comparison test (c-e). Differences were considered significant at p < 0.05 with exact p values shown.

It was shown that the bivalent mRNA vaccine induced similarly high neutralizing antibody titers as the Beta and Delta monovalent vaccines with their respective homologous challenges, despite the bivalent vaccine containing half the mRNA dose of each monovalent vaccine (0.25 µg vs. 0.5 µg). Irrespective of the challenge, the bivalent mRNA vaccine-induced neutralizing antibody titers were statistically significantly higher than those induced by CV2CoV, whereas with the monovalent mRNA vaccines the neutralizing antibody titers were statistically significantly higher with the respective homologous challenges only.

In separate experiments, serum from Wistar rats vaccinated with CV2CoV or CV2CoV.617.2 mRNA vaccines (monovalent; 8 µg), or vaccines combining CV2CoV617.2 with either CV2CoV or CV2CoV.351 (bivalent; 4 µg of each) on Day 0 and Day 21 contained high level nAb titers against Delta. Neutralizing antibody titers were notably diminished against Omicron BA.1 in all but the bivalent vaccine group containing Beta and Delta Spike protein sequences. Including the Beta Spike protein sequence in the vaccine resulted in nAb titers that were 2× higher against Omicron BA.1 than those induced by Delta alone, whereas the nAb titers induced by vaccines without Beta Spike protein were 3–9 times lower against Omicron BA.1 than those induced by Delta. The bivalent formulation contained a half dose of each mRNA compared with the monovalent vaccines with better antigen coverage; this strategy may be advantageous in case of the emergence of additional antigenic distant variants.

Bivalent SARS-CoV-2 mRNA vaccines induce abundant virus neutralizing titers and robust lung T cell responses

Figure: (a,b) Neutralizing antibody (nAb) titers (at Day 56 (Pre-challenge, a) and Day 66 (Post-challenge, b). Mice were vaccinated as described in figure above. (c) nAb titers at Day 42 (pre-challenge; Wistar rats), the numbers above the bars indicate the fold-differences. Rats were vaccinated on day 0 and 21 and nAb titers against B.1.617.2 (Delta) or B.1.1.529 (Omicron, BA. 1) were tested. Each dot represents an individual animal. (d-e) Induction of low-dose mRNA vaccine induced T cell responses. Lung parenchyma T cells at Day 56 post vaccination were investigated by in vivo injection of 3 µg anti-mouse CD45 antibodies (CD45iv) for 3 minutes before harvesting of lung tissue. (d) Total number of CD45iv- CD8+ CD3+ T cells in all vaccine groups compared to naïve mice. (e) Frequency of CD8+ TRM cells after vaccination and defined as CD45iv-CD3+ γδTCR-CD8+ CD44highCD62L-CD103+ CD69+ T cells.

Scatter plots are labelled with median and interquartile range. p-values were determined by one-way ANOVA and Dunn’s multiple comparison test against CV2CoV (orange) (a-c) or against a group of naïve animals (d). (e) p-values were determined by two-way ANOVA and Dunn’s multiple comparison test comparing CD45iv- versus CD45iv+. Differences were considered significant at
p < 0.05 with exact p values displayed in the figure.

In summary, SARS-CoV-2 evolution is a challenge for vaccine-based strategies for disease control. Our study demonstrates that a low-dose, bivalent, unmodified mRNA vaccine is highly efficacious in pre-clinical mouse and rat models and suggests that dose-sparing, multivalent vaccines combining mRNA encoding the Spike protein from the variants with unrelated lineages may induce heterologous protection and thus increase the breadth of immune responses. Given their exceptional flexibility in antigen formulation, mRNA vaccine platforms offer advantages regarding adaptability to circulating Variants of Concern and opportunities to design improved vaccines.

CV2CoV and CVnCoV: Non-human Primate Challenge and SARS-CoV-2 Variant Studies

On November 18, 2021, full data of a study assessing cynomolgus macaques vaccinated with 12µg of either the second-generation COVID-19 vaccine candidate, CV2CoV, or first-generation vaccine candidate, CVnCoV, conducted in collaboration with Dan Barouch, MD, Ph.D., of Beth Israel Deaconess Medical Center, was published in Nature.

To assess humoral immune responses, induction of binding antibodies following vaccination with either candidate was investigated by performing receptor-binding domain (RBD)-specific enzyme-linked immunosorbent assays (ELISAs) at multiple time points following immunization. At week 2, binding antibody titers were detected only with CV2CoV and not with CVnCoV while one week after the second vaccination at week 4, the antibody titers were increased in both groups. By week 8, the binding antibody titers had increased in the CVnCoV group but were still >50 times lower than those in the CV2CoV group. Induction of neutralizing antibody titers were shown to follow a trend similar to that of the binding antibody titers. Neutralizing antibody responses were assessed by pseudovirus neutralization assay using the vaccine-matched SARS-CoV-2 wild-type strain. At week 2, neutralizing antibodies were detected only with CV2CoV and not with CVnCoV, while week after the week 4 second vaccination, the neutralizing antibody titers were increased, for CVnCoV and CV2CoV, respectively. By week 8, the neutralizing antibody titers had increased in the CVnCoV group but were still >20 times lower than those in the CV2CoV group.

Neutralization capacity of both vaccine candidates against a range of relevant COVID-19 variants was investigated at week 6. The median pseudovirus neutralizing antibody titers were measured against the D614G, Alpha (B.1.1.7) and Beta (B.1.351) variants and amounted to 121, 101 and 189, respectively, for CVnCoV while they were 4,962, 1,813 and 755 for CV2CoV.

CV2CoV elicits high levels of binding and neutralizing antibody responses in macaques

Figure: Animals (n = 6 per group) were vaccinated twice with 12 µg of CVnCoV or CV2CoV on day 0 and on day 28 or remained untreated as negative controls (sham). (A, B) Titers of RBD-binding antibodies (A) and pseudovirus neutralizing antibodies (NAb) against the ancestral SARS-CoV-2 strain (B) were evaluated at different time points after the first (weeks 0, 1, 2 and 4) and second (weeks 5, 6 and 8) vaccinations. (C, D) Sera collected on day 42 (week 6) were analyzed for pseudovirus (C) and live-virus (D) neutralizing antibody titers against virus with the D614G mutation and the Alpha (B.1.1.7), Beta (B.1.351) and Delta (B.1.617.2) variants. Each dot represents an individual animal, bars depict the median and the dotted line shows limit of detection.

Further testing of neutralizing capacity against an extended range of variants including the Lambda (C.37), Kappa (B.1.617.1) and Delta (B.1.617.2) variants showed median pseudovirus neutralizing antibody titers of 516, 158 and 36, respectively, for CVnCoV, while they were 1,195, 541 and 568 for CV2CoV. Taken together, these data show that CV2CoV induces substantially higher pseudovirus neutralizing antibody titers against SARS-CoV-2 variants than CVnCoV. Additionally assessed live-virus neutralizing antibody titers were largely consistent with those for the pseudovirus: the live-virus neutralizing antibody responses elicited by CV2CoV were higher than those elicited by CVnCoV against the wild-type and Delta (B.1.617.2) strains, with similar trends for Alpha (B.1.1.7) and Beta (B.1.351).

CV2CoV elicits high levels of neutralizing antibody titers against further variants

Figure: Animals (n = 6 per group) were vaccinated twice with 12µg of CVnCoV or CV2CoV on day 0 and day 28 or remained untreated as negative controls (sham). Sera isolated on day 42 (week 6) were analyzed for pseudovirus neutralizing antibody titers against Lambda (C.37), Kappa (B.1.617.1) and Delta (B.1.617.2) variants. Each dot represents an individual animal, bars depict the median and the dotted line shows limit of detection.

Within the study, we also compared the pseudovirus neutralizing antibody titers induced in macaques by two immunizations with 12 μg of CV2CoV to those induced by two immunizations with 30 μg of a licensed clinical mRNA vaccine obtained as leftover product from pharmacies. At peak immunity at week 5, the neutralizing antibody responses induced by CV2CoV were comparable to those induced by the licensed mRNA vaccine.

CV2CoV elicits comparable levels of neutralizing antibody titers to licensed mRNA vaccine

Figure: Sera collected from non-human primates immunized with 12 µg of CVnCoV or 30 µg of a licensed clinical mRNA vaccine on day 35 (week 5) after boosting were analyzed for pseudovirus neutralizing antibody titers against the ancestral WA/2020 (WT) strain. Each dot represents an individual animal and bars depict the median; the lower line shows the limit of detection.

The study also included assessment of cellular immune responses. Most SARS-CoV-2 RBD-specific B cells reside within the memory B cell pool. We used flow cytometry to assess memory B cell responses in the blood of non-human primates vaccinated with CVnCoV, CV2CoV or sham. Higher numbers of RBD-specific and spike-specific memory B cells were detected in the CV2CoV-vaccinated animals as compared with those vaccinated with CVnCoV at week 6. T cell responses were assessed by interferon γ (IFNγ) and interleukin (IL)-4 enzyme-linked immunosorbent spot (ELISPOT) assay using pooled spike peptides at week 6. IFNγ responses were detected in both groups but were higher in the CV2CoV group. IL-4 responses were not detectable, suggesting that CVnCoV and CV2CoV induce T helper type 1-biased responses.

Memory B and T cell Immune responses following immunization with either CV2CoV or CVnCoV

Figure: Peripheral blood mononuclear cells (PBMCs) from negative control (sham), CVnCoV or CV2CoV vaccinated animals (n = 6 per group) isolated on day 42 were stained for (A) RBD and (B) Spike-specific activated memory B cells and analyzed by high-parameter flow cytometry. IFNγ responses to pooled spike peptides were analyzed via ELISPOT (C). IL-4 responses (D) were not detectable. Each dot represents an individual animal, bars depict the median and the dotted line shows limit of detection. Statistical analysis was performed using two-tailed nonparametric Mann-Whitney test. SFC = spot forming cells.

All animals were challenged at week 8 with 1.0 × 105 median tissue culture infectious doses (TCID50) of the SARS-CoV-2 WA1/2020 strain via the intranasal and intratracheal routes. Viral loads were assessed in bronchoalveolar lavage (BAL) and nasal swab samples collected on days 1, 2, 4, 7 and 10 following challenge by quantitative PCR with reverse transcription specific for subgenomic RNA (sgRNA). The sgRNA levels in the BAL and nasal swab samples in the sham group peaked on day 2 and largely resolved by day 10. The sham controls had peak medians of 6.02 log10-transformed sgRNA copies per ml in the BAL and 7.35 log10-transformed sgRNA copies per swab in the nasal swab samples on day 2. The CVnCoV-immunized animals showed peak medians of 4.92 log10-transformed sgRNA copies per ml in the BAL and 6.42 log10-transformed sgRNA copies per swab in the nasal swab samples. The CV2CoV-immunized animals exhibited peak medians of 2.90 log10-transformed sgRNA copies per ml in the BAL and 3.17 log10-transformed sgRNA copies per swab in the nasal swab samples, with resolution of sgRNA levels in the BAL samples by day 2 in most animals and by day 4 in all animals. Overall, CV2CoV resulted in significantly lower peak viral loads than CVnCoV in both the BAL and nasal swab samples.

Assessment of protective efficacy following challenge infection with SARS-CoV-2

Figure: Negative-control animals (sham) and animals (n = 6 per group) vaccinated on day 0 and day 28 with 12 µg of CVnCoV or CV2CoV were challenged with 1.0 × 105 TCID50 of SARS-CoV-2 (USA-WA1/2020) via the intranasal and intratracheal routes. (A, B) BAL (A) and nasal swab (B) samples collected on days 1, 2, 4, 7 and 10 after challenge were analyzed for levels of replicating virus by RT–PCR specific for sgRNA. Thin black lines represent individual animals and thick red lines depict the median; the dashed line shows the limit of detection.

We next evaluated the immune correlates of protection. The log10-transformed ELISA and neutralizing antibody titers at week 6 were inversely correlated with the peak log10-transformed sgRNA copies per ml in the BAL samples and with the peak sgRNA copies per nasal swab in the nasal swab samples. Consistent with prior observations from our laboratory and others these findings suggest that binding and neutralizing antibody titers are important correlates of protection for these SARS-CoV-2 vaccines in non-human primates.

Titers of binding and neutralizing antibodies elicited following CVnCoV and CV2CoV vaccination

Figure: Titers of binding and neutralizing antibodies elicited following CVnCoV and CV2CoV vaccination (n = 6 per group) correlate with protection against SARS-CoV-2. (A, B) Summary of peak viral loads following SARS-CoV-2 challenge in BAL and nasal swab (NS) samples. Animals were challenged with 1.0 × 105 TCID50 of SARS-CoV-2 derived from strain USA-WA1/2020. (C-F) Antibody correlates of protection for binding antibodies (C, D) and neutralizing antibodies (E, F). Statistical analysis was performed using the two-tailed non-parametric Mann–Whitney test, and correlation was analyzed by two-sided Spearman rank-correlation test. The bars indicate median values.

In summary, the data show that optimization of non-coding regions of the mRNA backbone in a SARS-CoV-2 mRNA vaccine can substantially improve its immunogenicity against multiple viral variants and can enhance its protective efficacy against SARS-CoV-2 challenge in macaques. CV2CoV elicited substantially greater humoral and cellular immune responses and provided significantly improved protective efficacy against SARS-CoV-2 challenge as compared with CVnCoV in macaques. Prime immunization with CV2CoV induced binding and neutralizing antibodies in all macaques by week 2, and these responses had increased substantially by 1 week after the boost immunization. As previously reported for other vaccines, the neutralizing antibody titers against certain SARS-CoV-2 variants, such as the Beta (B.1.351) and Delta (B.1.617.2) variants, were lower than those against the parental strain WA1/2020. Although our challenge virus in this study was SARS-CoV-2 WA1/2020, the neutralizing antibody titers elicited by CV2CoV to viral variants exceeded the values we previously reported as threshold titers for protection (50–100). However, future studies will be required to directly assess the protective efficacy of CV2CoV against SARS-CoV-2 variants of concern in non-human primates. CV2CoV also induced both antigen-specific memory B cell responses and T cell responses. Although the correlates of protection in this study were binding and neutralizing antibody titers, it is likely that CD8+ T cells contribute to viral clearance in tissues. Memory B cells might contribute to the durability of antibody responses; B cell germinal center responses and the durability of protective efficacy following CV2CoV vaccination remain to be determined. Previous studies with rodents and non-human primates have demonstrated protection by CVnCoV. However, protection in macaques was primarily observed in the lower respiratory tract. In the present study, CVnCoV provided only modest viral load reductions in BAL and nasal swab samples compared with sham controls. In contrast to CVnCoV, CV2CoV induced >10-fold-higher neutralizing antibody responses against multiple viral variants and provided >3 log reductions in sgRNA copies per ml in BAL and >4 log reductions in sgRNA copies per swab in nasal swab samples compared with sham controls.

CV2CoV and CVnCoV: Human ACE2 Transgenic Mice Challenge Studies with SARS-CoV-2 Beta Variant

On June 30, 2021, preclinical data demonstrating the protection efficiency of CV2CoV and CVnCoV from the SARS-CoV-2 ancestral strain BavPat1 and the Beta variant (B.1.351) was published by Nature Communications. The study was carried out in a transgenic mouse model, expressing the human ACE2 receptor, the receptor through which SARS-CoV-2 enters human cells. For immunization of the mice, 8µg of the CVnCoV vaccine candidate was administered. For CV2CoV, a dose titration ranging from 0.5µg to 8µg was performed. Both vaccine candidates were administered following a two-dose schedule on days 0 and 28. Mice were challenged 4 weeks after the second vaccination with more than 105 TCID50 of SARS-CoV-2 BavPat1 or B.1.351. Overall, CVnCoV and CV2CoV vaccinations were shown to induce robust antibody titers with variant neutralizing capacity and to provide full protection against infection and mortality during challenge infection.

For the analysis of antibody titers, sera from all mRNA-vaccinated mice were collected on days 28 and 55. Analysis showed strong induction of RBD binding antibodies irrespective of the mRNA amount. Robust RBD binding antibody titers were reflected by high virus neutralization titers (VNT). Even a low dose of 0.5µg of CV2CoV elicited high levels of humoral responses in K18-hACE2 transgenic mice. However, consistent with other available variant studies, neutralization capacity of VNT titers was significantly lower for the Beta variant (B.1.351, mean titer = 525) compared to BavPat1 (mean titer = 10,151) for both vaccine candidates.

To analyze the potential of CVnCoV and CV2CoV to protect from SARS-CoV-2 challenge infection despite impacted VNT titers, immunized K18-hACE2 mice were studied applying a high-dose challenge model, which induces severe clinical disease resembling COVID-19 in humans. On day 4 following the challenge infection, non-vaccinated control animals (sham group) started succumbing to the BavPat1 infection. B.1.351 infection led to a delayed onset of severe disease compared to BavPat1, with 20% survival on day 10 after inoculation. By contrast, vaccination with 8µg CVnCoV or 0.5µg to 8µg of CV2CoV resulted in complete protection (100% survival) against the lethal challenge infection with BavPat1 and B.1.351, with no significant weight loss or disease symptoms throughout the course of the challenge infection.

CVnCoV and CV2CoV protect K18-hACE2 mice against SARS-CoV-2 variants BavPat1 and B1.351

Figure: K18-hACE2 mice vaccinated with 8µg CVnCoV (orange) or 0.5µg (light green), 2µg (green) or 8µg (dark green) CV2CoV received 106 FI-Virus (blue, formalin-inactivated and adjuvanted SARS-CoV-2-preparation) or NaCl (black, SHAM group) on day 0 and day 28 followed by i.n. challenge with 105.9 TCID50 of SARS-CoV-2 variants BavPat1 or 105,5 TCID50 B1.351. (A) RBD-Elisa with sera from K18-hACE2 mice on day 0, 28 and 55 of respective groups: median and interquartile range are presented. Dashed line indicates threshold for positive anti-RBD antibody level. (B) Virus neutralization assay using day 55 sera from all groups. Bars indicate mean with SD. (C and D) Survival curves (Kaplan-Meyer) for K18-hACE2 mice from all groups challenged either with BavPat1 (C) or B.1.351 (D) and followed up for 10 days post-infection (DPI). (A and B) Each dot represents one individual mouse sample. Each sample was tested once (RBD-Elisa) or in triplicates (VNT), and assays were repeated at least once. (C and D) Each line represents a groups of mice as shown in A and B from a single experiment (n=5 Sham, n=10 all other groups). (A and B) Scatter plots are labeled with median (height of the bar) and interquartile range. P-values were determined by non-parametric one-way ANOVA and Dunn’s multiple comparisons test (A and B) or two-sided log-rank (Mantel-Cox) test (C and D). Differences were considered significant at p˂0.05 with exact p-values displayed in the figure.

Viral replication and hence viral RNA load following challenge infection was determined via RT-qPCR in saliva, the upper respiratory tract (URT) (conchae), the lower respiratory tract (LRT) (trachea, caudal lung and cranial lung) and the central nervous system (brain, cerebellum/cerebrum). In saliva, non-vaccinated control animals showed 4/4 and 4/5 positive samples after infection with BavPat1 or B.1.351, respectively. In contrast, after CVnCoV or CV2CoV vaccination, no viral genomes were detected in the saliva of either challenge group irrespective of the vaccine or vaccine dose. Similarly, the URT provided a niche for viral replication in non-CVnCoV or CV2CoV treated animals. In the CVnCoV and CV2CoV-vaccinated group challenged with BavPat1, we observed a significant reduction of detectable viral replication in all groups with a maximum of 5/10 animals showing low genome copy numbers in the conchae. No animal in the LRT and only one sample from the brain was positive at a low level for SARS-CoV-2 genomic RNA, indicating complete protection from infection by BavPat1 in all groups.

For B.1.351, 5-7/10 CVnCoV or CV2CoV-vaccinated animals exhibited residual viral replication in the conchae. Here, viral levels were reduced without reaching statistical significance. In contrast, both CVnCoV and CV2CoV almost completely prevented replication of this variant in the LRT and the brain, with low viral copy numbers close to the limit of detection in the lung of 7/80 animals, and only 1/40 and 2/40 animals in the cerebellum and cerebrum, respectively.

CVnCoV prevents replication of SARS-CoV-2 variants BavPat1 and B.1.351 in K18-hACE2 mice

Figure: K18-hACE2 mice vaccinated with 8µg CVnCoV (orange) or 0.5µg (light green), 2µg (green) or 8µg (dark green) CV2CoV received 106 FI-Virus (blue, formalin-inactivated and adjuvanted SARS-CoV-2-preparation) or NaCl (black, SHAM group) on day 0 and day 28 followed by i.n. challenge with 105.9 TCID50 of SARS-CoV-2 variants BavPat1 or 105,5 TCID50 B1.351. RT-qPCR for genomic RNA of SARS-CoV-2 was performed with either (A) oral swab samples at day 4 or from organ samples of (B) the upper respiratory tract, (C and D) the lower respiratory tract (caudal lung = circle; cranial lung = squares), and (E and F) the brain at day 10 or at the humane endpoint. Each dot represents one individual mouse. Each sample was tested once, and assays were repeated at least once. P-values were determined by nonparametric one-way ANOVA and Dunn’s multiple comparisons test. Scatter plots are labeled with median (height of the bar) and interquartile range. Differences were considered significant at p˂0.05 with exact p-values displayed in the figure. Source data are provided as a Source Data file.

In summary, we believe the preclinical data collected for second-generation vaccine candidate CV2CoV and CVnCoV in human transgenic ACE2 mice is important complementary data to assess the impact of Variants of Concern. The emergence of new strains with immune escape potential pose a threat to global vaccination efforts, since currently licensed COVID-19 vaccines were developed based on the ancestral SARS-CoV-2 strains. The described challenge study in a human transgenic mouse model contributes to our preclinical studies with SARS-CoV-2 variants specific data and provides evidence on the protection efficiency of CV2CoV. Our data demonstrate that 8µg of CV2CoV and 0.5 to 8 µg of CVnCoV fully protects mice from lethal infection caused by BavPat1 and B.1.351. Both CV2CoV and CVnCoV immunization resulted in abundant RBD binding and virus neutralizing antibodies, and conferred a complete and robust protection, including protection from viral replication in the lung and the brain. Only very limited viral replication was observed in the URT of mRNA-vaccinated animals challenged with B.1.351. The reduced neutralizing capacity of sera from CV2CoV and CVnCoV-vaccinated transgenic mice against B.1.351, and the insufficient prevention of replication in the conchae, might reflect the detected transmission rates of this variant in human populations previously exposed to the ancestral strain. Nevertheless, this study provided the first evidence for the efficacy of a vaccine to prevent disease and viral dissemination from the site of infection against an emerging SARS-CoV-2 variant in a sensitive, well-established and accepted in vivo model.

CV2CoV in Wistar Rats

On May 13, 2021, we announced first preclinical data in a rat model showing that our second-generation COVID-19 vaccine candidate, CV2CoV, induced high levels of antigen production in an in vitro setup as well as strong and dose-dependent immune responses in vaccinated rats. CV2CoV is designed to exhibit improved intracellular mRNA stability and translation for increased and extended protein expression on the basis of a new mRNA backbone. These improvements aims to increase vaccine-induced immune responses to compensate for potentially reduced virus neutralization responses and efficacy against different virus variants. In addition, emerging immune escape variants might necessitate multivalent vaccines, in which each component needs to be efficacious at a lower dose.

In vitro, we were able to show that CV2CoV supports higher levels of protein expression in cell culture than first-generation vaccine candidate, CVnCoV. Flow cytometry-based analysis of protein expression levels of the mRNA components in CV2CoV compared to CVnCoV in HeLa cells transfected with identical amounts of mRNA demonstrated a significant increase of protein expression upon transfection with CV2CoV compared to CVnCoV. This effect was evident in both intracellular and cell surface expression of the S protein. CV2CoV displayed a 3.3 fold increase in the geometric mean in intracellular and a 1.8 fold increase in the geometric mean in cell surface expression compared to CVnCoV analyzed by flow cytometry.

CV2CoV mRNA enhances protein expression

Figure: Flow cytometric analysis using an S-specific antibody either with or without membrane permeabilisation allowing detection of intracellular or cell surface bound S protein. Geometric mean fluorescence intensity (GMFI) of transfected HeLa cells are expressed as mean + standard deviation (SD) of duplicate samples of two independent experiments. T-test was used to compare groups.

We next characterized the immunogenicity of CV2CoV in a small animal model. Wistar rats were vaccinated twice on day 0 and day 21 with five different doses ranging from 0.5µg to 40µg of CV2CoV. NaCl vaccinated animals served as negative controls. Rats vaccinated with 0.5µg, 2µg or 8µg of CV2CoV elicited a strong dose dependent binding antibody response directed against the S receptor binding domain (RBD). High values of RBD reactive antibodies without a clear dose response were detectable upon vaccination with 20µg and 40µg of CV2CoV possibly due to saturating dose levels employed. RBD binding antibodies developed rapidly and were detectable two weeks after a single vaccination in all dose groups. Both IgG1 and IgG2a titers increased over time and a clear boost effect was detectable upon a second vaccination.

CV2CoV triggers high levels of binding antibody responses in rats

Figure: Female and male Wistar rats (n=6 per group) were vaccinated IM on day 0 and d 21 with five different doses ranging from 0.5µg to 40 µg of CV2CoV. Wistar rats (n=4) vaccinated with 0.9% NaCl (Buffer) on day 0 and day 21 served as negative control. SRBD protein specific binding antibodies, displayed as endpoint titers for IgG1 and IgG2a in serum upon one vaccination ((A) day 14 and (B) day 21) or two vaccinations ((C) day 42). Each dot represents an individual animal, bars depict the median.

Induction of virus neutralizing titers in rat sera was assessed in a cytopathic effect-based assay and showed that CV2CoV induced significant, dose dependent neutralizing titers two weeks after a single vaccination in all animals vaccinated with a dose of 2µg or higher. On day 14, CV2CoV induced homologous titers ranging from 1:42 in the 2µg group to 1:193 in the 40µg group. Neutralizing titers increased over time and the second vaccination led to a substantial increase in neutralizing titers in all dose groups except for two animals in the 0.5µg group. On day 42 post vaccination, neutralizing titers in animals that had received ≥2µg exceeded the upper range of detection in the assay, i.e. a dilution of 1:5120.

CV2CoV induces high titers of virus neutralizing antibodies (VNT) against SARS-CoV2 in rats

Figure: Female and male Wistar rats (n=6 per group) were vaccinated IM with five different doses ranging from 0.5µg to 40 µg of CV2CoV on day 0 and day 21. Animals (n=4) vaccinated with NaCl (Buffer) served as negative controls. SARS-CoV-2 100% neutralization titers (VNT100) in serum samples taken on day 14, day 21 and day 42 were analyzed. Highest dilution step was 1:5120. Each dot represents an individual animal, bars depict the median.

CV2CoV’s ability to induce robust levels of neutralizing antibodies was highlighted by its ability to cross-neutralize three different SARS-CoV-2 variants. Neutralizing titers in the day 42 sera against heterologous SARS-CoV-2 variants B.1.1.298, Alpha (B.1.1.7) and Beta (B.1.351) originating from Denmark, the UK and South Africa, respectively, compared to ancestral SARS-CoV-2 (B.1) were analyzed. In the 8µg dose group, CV2CoV induced median titers of 1:2438 (B.1), 1:4096 (B.1.1.298), 1:1935 (B1.1.7) and 1:806 (B.1.351). Overall, sera from CV2CoV-vaccinated animals were able to neutralize B.1.1.298 without detectable decrease. A reduction of neutralizing titers were measured against B.1.1.7 and B.1.351, where a median decrease across dose groups 0.5µg, 2µg, 8µg and 20µg of 1.4 fold (B.1.1.7) and 3.3 fold (B.1.351) was detected.

CV2CoV induces high titers of cross neutralizing antibodies (VNT) against SARS-CoV-2 variants in rats

Figure: Female and male Wistar rats (n=6 per group) were vaccinated IM with five different doses ranging from 0.5µg to 40µg of CV2CoV on day 0 and day 21. Animals (n=4) vaccinated with NaCl (Buffer) served as negative controls. SARS-CoV-2 100% neutralization titers (VNT100) in serum samples taken on day 42 against distinct SARS-CoV-2 variants were analyzed as indicated. Highest dilution step was 1:4096. Each dot represents an individual animal, bars depict the median.

In summary, vaccination with CV2CoV induced high, dose dependent levels of RBD binding and virus neutralizing antibodies in outbred rats. Antibody responses were detectable in doses as low as 0.5µg and doses of ≥2µg resulted in robust antibody levels. Importantly, a single vaccination of ≥2µg was sufficient to induce neutralizing titers two weeks post injection. In comparison, preclinical studies in rats, hamsters and NHPs have shown that two vaccinations of CVnCoV are required to induce significant levels of VNTs, providing proof for the enhanced characteristics of CV2CoV. In addition, the serum of vaccinated rats showed significant cross-neutralization against certain Variants of Concern, including the B.1.1.298, Alpha (B.1.1.7) and Beta (B.1.351) variants. These abilities further support CV2CoV’s application in the context of multivalent vaccines that might become necessary as the virus mutates further.

First-generation COVID-19 Vaccines Program: CVnCoV

Upon publication of the sequence of the novel Coronavirus (SARS-CoV-2) in early 2020, we designed and optimized potential antigenic constructs based on the spike protein to elicit high immunogenicity. Our initial approach was based on encoding a stabilized spike protein and we successfully conducted several preclinical studies that we started in January 2020. The results of our preclinical studies enabled us to identify a first-generation vaccine candidate against SARS-CoV-2, CVnCoV, to advance to clinical testing. We initiated a Phase 1 clinical trial in healthy volunteers in June 2020, a Phase 2a clinical trial in older adults above 60 years old in September 2020 and a pivotal Phase 2b/3 clinical trial in December 2020. Our pivotal Phase 2b/3 trial for CVnCoV, which included approximately 40,000 participants, reported interim analysis outcomes following a first interim analysis on May 28, 2021, based on 59 adjudicated COVID-19 cases and a second interim analysis on June 16, 2021, based on 134 adjudicated COVID-19 cases in the unprecedented context of at least 13 variants circulating within the assessed study population subset. Primary data was published in The Lancet on November 23, 2021. Overall, CVnCoV demonstrated a vaccine efficacy of 48% against COVID-19 disease of any severity. In the highly dynamic variant environment, the HERALD trial met the prespecified success criteria for efficacy against symptomatic COVID-19 of any severity and for efficacy against moderate-to-severe COVID-19, as defined in the protocol. The primary efficacy analysis included 12,851 participants in the CVnCoV group and 12,211 in the placebo group. The mean observation period, starting 15 days after administration of the second dose, was 48.2 days. Vaccine efficacy against COVID-19 of any severity was 48.2% in the overall primary efficacy analysis set of SARS-CoV-2-naive participants, and 52.5% in those aged 18–60 years. Vaccine efficacy against moderate-to-severe COVID-19 was 70.7% overall and 77.2% in participants aged 18–60 years. There were too few participants aged 61 years or older who developed COVID-19 to allow a meaningful estimate of efficacy in this age group.

On October 12, 2021, we announced the strategic decision to withdraw our first-generation COVID-19 vaccine candidate, CVnCoV, from the approval process with the European Medicines Agency, or EMA, and to focus our COVID-19 vaccine program on the development of second-generation mRNA vaccine candidates in collaboration with GSK. The decision was aligned with the evolving dynamics of the pandemic response toward greater need for more differentiated vaccines. The rolling submission with the EMA was originally initiated in February 2021 to assess CVnCoV’s compliance with standards for vaccine efficacy, safety and pharmaceutical quality as a prerequisite for a formal market authorization application. Later in 2021, the EMA informed us that it would not start reviewing the provided CVnCoV data packages before 2022. As a result, we estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. By this time, we expected candidates from the second-generation vaccine program to be progressing through clinical development. Consequently, CVnCoV was also withdrawn from a rolling submission with Swissmedic, Switzerland’s authority responsible for the authorization and supervision of therapeutic products, initiated in April 2021, to review the safety, efficacy and pharmaceutical quality of CVnCoV as a prerequisite for market authorization.

Two clinical studies with first-generation candidate, CVnCoV, are still ongoing with the scheduled safety follow-up times for all trial participants as per the respective trial protocols, i.e. the Phase 2b/3 (HERALD) study in Europe and Latin America (initiated in December 2020) and a Phase 3 study in healthcare workers in Germany (initiated in December 2020). Primary data of the Phase 2b/3 (HERALD) trial was published in The Lancet on November 23, 2021.

For a Phase 1 study in Germany (initiated in June 2020), a Phase 2a study in Peru and Panama (initiated in September 2020), and a Phase 3 study in participants with comorbidities in Belgium (initiated in April 2021) all subject follow-up times have been completed as per the respective trial protocols. Data of an interim analysis of the Phase 1 trial was published in Wiener klinische Wochenschrift on August 10, 2021. The first clinical data readout of the Phase 2a clinical trial in Peru and Panama was uploaded to the SSRN preprint server on December 10, 2021.

Previously announced studies to be initiated with CVnCoV, including a Phase 2 clinical trial, focusing on immunogenicity in older adults above the age of 65 years old compared to younger adults and a flu-co-administration study, planned to be initiated together with Bayer AG to assess compatibility with established seasonal vaccines in an older population, were cancelled.

CVnCoV Phase 2b/3 Clinical Trial (Pivotal Trial for CVnCoV Safety and Efficacy)

We initiated a Phase 2b/3 clinical trial for CVnCoV, called HERALD, in December 2020. The study is still ongoing with the scheduled safety follow-up times for all trial participants as per the trial protocol. Primary data of the Phase 2b/3 (HERALD) trial was published in The Lancet on November 23, 2021.

The study is a randomized, observer blind, placebo-controlled trial on a two-dose 12µg schedule. The initial phase 2b part of the trial was designed to characterize the safety, reactogenicity, and immunogenicity of CVnCoV, and the phase 3 part of the trial was designed to evaluate its efficacy and safety. An independent data and safety monitoring board (DSMB) conducted interim safety reviews of the phase 2b part of the trial before enrolment for the phase 3 part of the trial and will continue to monitor safety until study end. The trial has a primary safety objective and a primary efficacy objective: the demonstration of the efficacy of preventing first episodes of confirmed cases of COVID-19 of any severity in participants who have never been infected with SARS-CoV-2. Altogether, 39,680 participants were enrolled in the predefined age groups of 18 to 60 and above 60 years old and randomly assigned in the phase 2b and phase 3 parts of the trial.

Solicited and unsolicited adverse events were analyzed in the reactogenicity analysis set, which comprised participants in the phase 2b trial who received at least one dose of CVnCoV or placebo. Although the prevalence of solicited and unsolicited adverse events was higher in CVnCoV recipients than in placebo recipients, these events were transient and mostly mild-to-moderate (grade 1–2). The proportion of CVnCoV recipients reporting solicited local and systemic adverse events in the 7 days following any dose was similar to that seen in other mRNA vaccine phase 3 trials. No increase in solicited reactions was seen between the first and second CVnCoV doses. Serious adverse events and adverse events of special interest were uncommon and similar in frequency between the CVnCoV and placebo groups, although the short follow-up duration needs to be considered when interpreting these findings. The safety of the CVnCoV vaccine candidate will continue to be monitored for the duration of the trial. Taken together the findings observed in this trial provide further support for the safety of the RNActive mRNA vaccine platform.

Solicited local and systemic adverse events in the phase 2b reactogenicity analysis set

Figure. Solicited local adverse events occurring within 7 days of the first dose (A) and the second dose (B) and solicited systemic adverse events occurring within 7 days of the first dose (C) and the second dose (D).

First Interim Analysis

On May 28, 2021, we announced that the Data Safety Monitoring Board confirmed that we passed a first interim analysis in the pivotal Phase 2b/3 trial at 59 adjudicated COVID-19 cases. The DSMB confirmed that there were no safety concerns for CVnCoV. As a standard procedure within a blinded trial, we had no access to trial data. The study was recommended to continue to the next interim analysis to collect sufficient data in order to conduct a statistically significant efficacy analysis.

Second Interim Analysis

On June 16, 2021, we announced results of the second interim analysis of the pivotal Phase 2b/3 study at 134 adjudicated cases. In the unprecedented context of 13 variants circulating within the study population subset assessed at this interim analysis, CVnCoV demonstrated an interim vaccine efficacy of 47% against COVID-19 disease of any severity. It thereby did not meet the prespecified statistical success criteria. Initial analyses suggested age and strain dependent efficacy. The study was continued to the final analysis in order to provide more data in the complex variant-rich environment.

The efficacy readout from this trial needs to be viewed against the background of sequencing data, acquired in parallel to the accrual of COVID-19 cases within the trial to identify the virus strains responsible for the detected COVID-19 cases. 124 of the 134 adjudicated cases were sequenced. 10 adjudicated cases could not be sequenced due to insufficient sample material. The strain distribution illustrated below provides the variant context around the preliminary CVnCoV efficacy of 47% against any severity of disease, according to the primary study objective. Of the 124 sequenced adjudicated cases, variants of concern, including the Alpha and the Gamma strain, represented approximately 57%. This was mainly supplemented by 21% of the Lambda strain, originating from Peru, and 7% of the B.1.621 strain, originating from Colombia.

Overall, 13 variants were shown to provide direct context for the preliminary efficacy calculation. As shown in the geographic breakdown of the total number of sequenced cases, the broad variety of variants originated primarily in Latin America, which contributed about 80 cases to the 124 sequenced cases. In Europe, the 44 observed cases were strongly dominated by the Alpha strain in accordance with the general virus distribution in Europe.

Figure. Breakdown of different variants in a total of 124 adjudicated COVID-19 cases following sequencing-based strain identification (middle). Adjudicated and sequenced cases from Latin America (left) represent 80 out of the 124 cases while adjudicated and sequenced cases from Europe (right) represent 44 out of 124 cases.

Primary Data (data cut-off from June 18, 2021)

Primary data was published in The Lancet on November 23, 2021. Overall, CVnCoV demonstrated a vaccine efficacy of 48% against COVID-19 disease of any severity. In the highly dynamic variant environment, the HERALD trial met the prespecified success criteria for efficacy against symptomatic COVID-19 of any severity and for efficacy against moderate-to-severe COVID-19 , as defined in the protocol.

The primary efficacy analysis included 12,851 participants in the CVnCoV group and 12,211 in the placebo group. The mean observation period, starting 15 days after administration of the second dose, was 48.2 days. Vaccine efficacy against COVID-19 of any severity was 48.2% in the overall primary efficacy analysis set of SARS-CoV-2-naive participants, and 52.5% in those aged 18–60 years. Vaccine efficacy gainst moderate-to-severe COVID-19 was 70.7% overall and 77.2% in participants aged 18–60 years. There were too few participants aged 61 years or older who developed COVID-19 to allow a meaningful estimate of efficacy in this age group.

HERALD was conducted in an unprecedented evolving landscape that reflects the changing reality of the global COVID-19 pandemic, with an increasing number of SARS-CoV-2 variants adding additional challenges to the assessment of COVID-19 vaccine candidates. Sequence data were available for 184 of 207 adjudicated cases in people aged 18–60 years. About 50% of cases of COVID-19 in our trial were caused by variants of concern, 35% were caused by variants of interest, as classified by WHO in September 2021, and about 3% were caused by wild-type, with the remaining 11% caused by other variants. Although we were only able to evaluate vaccine efficacy against these variants in participants aged 18–60 years, the results indicate that the vaccine had similar efficacies against Alpha, Gamma, and Lambda variants. Many newly emerged strains have shown increased transmissibility, and differences in neutralizing antibody activity against these strains might alter vaccine efficacy.

Efficacy of CVnCoV against virologically confirmed COVID-19 occurring 15 days or more after the second dose in the primary efficacy analysis set

Table. *For COVID-19 of any severity, the 95.826% CI is provided (due to adjustment for multiplicity across interim analyses). †Not reported; the number of cases was too low to be statistically meaningful. ‡Vaccine efficacy by region was evaluated post-hoc. §Efficacy against strains was evaluated in adjudicated and sequenced cases in participants aged 18–60 years; other strains include B.1 lineage SARS-CoV-2.

Overall, the two-dose regimen of CVnCoV had an acceptable safety profile and was efficacious in the prevention of symptomatic COVID-19 in adults. The clinical implications of CVnCoV’s 70.7% efficacy against moderate-to-severe COVID-19, nearly all cases of which were caused by variants of concern or variants of interest, suggest a high potential for a positive impact on public health. Access to vaccines protecting against moderate-to-severe disease, and thus preventing disruption to the normal functioning of hospitals and intensive care units, is essential to prevent non-COVID-19-associated morbidity and mortality.

CVnCoV Phase 2a Clinical Trial

We initiated a Phase 2a clinical trial for CVnCoV in September 2020 for which all subject follow-up times have been completed as per trial protocol. The first clinical data readout was published in Vaccines on March 25, 2022.

The Phase 2a clinical trial is a partially observer-blind, multi-centered, controlled, dose-confirmation trial, and enrolled 674 participants. In this trial, we assessed the reactogenicity and immunogenicity in younger (18–60 years of age) and older (>60 years of age) adults after two or three 12 µg CVnCoV doses. The third dose was administered as per protocol either four weeks (>60 years of age) or ﬁve months (18–60 and >60 years of age) after the second dose in a subset of subjects to assess the age-related need for a booster vaccination. Neutralizing antibody responses were measured against the SARS-CoV-2 wild-type and Delta variant after the administration of a third dose of the CVnCoV vaccine in a subset of the phase 2a trial participants. Participants’ SARS-CoV-2 serostatus was determined retrospectively after enrollment in the trial and only data from either SARS-CoV-2-naïve participants (on all time points) or pre-exposed participants at baseline were included in the analysis.

We compared the neutralizing antibody responses to the wild-type and Delta variant induced after a third dose of CVnCoV. Four weeks after the third dose administered on day 57 or day 180, neutralizing antibody geometric mean titers (GMTs) increased against both the wild-type and Delta variant in SARS-CoV-2-naïve participants above the levels observed on day 43 after the ﬁrst two doses. This demonstrates that the ﬁrst two doses of CVnCoV induced immune memory. The neutralizing antibody GMTs against Delta were lower than those against wild-type on day 43 after the two doses, but reached similar levels, or higher as those for the wild-type after the third dose, demonstrating that a robust immune response against Delta variant was induced. These ﬁndings are consistent with other studies showing that homologous and heterologous mRNA booster vaccines increased immune responses against SARS-CoV-2 variants. In participants aged >60 years, the day 180 dose induced higher GMTs and seroconversion rates for Delta than the day 57 dose. The results suggest that a third dose administered at a later time-point is potentially more immunogenic than the earlier third dose, at least in individuals aged >60 years. We compared the immune responses to CVnCoV by age, because older individuals are at a higher risk of serious SARS-CoV-2 disease. In younger participants, GMTs for wild-type and Delta were about 2-fold higher than those in adults aged >60 years after 2 doses of CVnCoV and about 2.5-fold higher after the day 180 dose. However, the GMTs were higher after three doses than after two in both younger and older individuals, suggesting all participants beneﬁtted from the third dose on day 180.

Figure. Neutralizing antibody response against wild-type SARS-CoV-2 virus and Delta variant after CVnCoV vaccination. The geometric mean titers (GMTs) of neutralizing antibodies with 95% conﬁdence intervals (CIs) to wild-type (WT; ﬁlled circles) and Delta (ﬁlled triangles) are shown. (Left) Participants aged >60 years with a third dose on Day (D)57 and (right) participants aged 18–60 years and >60 years with a third dose on D180. SARS-CoV-2-naïve (seronegative for N protein throughout the trial period) and SARS-CoV-2-pre-exposed (seropositive for N protein at baseline) participants are indicated by color. The black arrows indicate the days of vaccinations: day 1 (baseline), day 29 (left, right) and day 57 (left) or day 180 (right)). n = number of participants with available data per group for all time points. Values above the black-dotted region (≥10) were considered positive.

We previously reported that two doses of CVnCoV induced seroconversion in more than 60% of individuals who were immunologically naïve for SARS-CoV-2, although GMTs waned to baseline levels on day 180 in our phase 1 and 2a studies. Here, we observed that SARS-CoV-2-pre-exposed individuals still had measurable neutralizing antibodies against both wild-type and Delta up to six months after the ﬁrst two doses. This indicates that two doses of CVnCoV induced a more potent and longer-lasting immune response against the wild-type and Delta variant in pre-exposed individuals, compared with SARS-CoV-2-naïve individuals. The participants who were naturally pre-exposed by a SARS-CoV-2 infection and who received the day 180 booster had the highest day 208 wild-type and Delta neutralizing response compared to those who were naïve at baseline.

In conclusion, a third CVnCoV dose induced strong neutralizing antibody responses against the SARS-CoV-2 wild-type virus in adults aged 18–60 and >60 years, demonstrating that the ﬁrst two doses induced immune memory. The third dose induced similar levels of neutralizing responses against the wild-type virus and the Delta variant in both naïve and pre-exposed participants. This is in alignment with the current knowledge from licensed COVID-19 vaccines that a third dose is beneﬁcial against SARS-CoV-2 variants. Although the development of CVnCoV has stopped, these cross-neutralizing immune responses against SARS-CoV-2 variants are promising for the next-generation SARS-CoV-2 vaccines, which are based on the same mRNA platform and are being optimized for variants.

CVnCoV Phase 1 Clinical Trial

We initiated a Phase 1 clinical trial for CVnCoV in June 2020 for which all subject follow-up times have been completed as per trial protocol. Data from an interim analysis of the Phase 1 trial was published in Wiener klinische Wochenschrift on August 10, 2021.

The Phase 1 trial was conducted as a partially blinded, placebo-controlled, dose-escalation, first in human, clinical trial to evaluate the safety, reactogenicity and immunogenicity after 1 and 2 doses of the investigational SARS-CoV-2 mRNA vaccine, CVnCoV, administered intramuscularly in healthy adults 18 to 60 years of age. The Phase 1 trial was conducted at three clinical sites in Germany and one clinical site in Belgium. The Phase 1 trial data featured below is based on an interim analysis with 245 adults assigned to five dose groups between 2µg and 12µg of CVnCoV. The dose groups included 2μg (n=47), 4μg (n=48), 6μg (n=46), 8μg (n=44), 12μ (n=28) or placebo (n=32). The majority of the participants recruited in each dose group were seronegative, with several seropositive participants (i.e., participants that were previously infected with SARS-CoV-2). All of the subjects received two doses of CVnCoV on days 1 and 29.

The primary objective of the Phase 1 study was the assessment of safety and reactogenicity at all tested doses. The vaccine candidate appeared safe and to have an acceptable reactogenicity profile at all doses from 2µg to 12µg, including participants known to be SARS-CoV-2 seropositive at baseline. There were no vaccine-related serious adverse events.

In SARS-CoV-2-naïve participants there was a dose-dependent increase in incidence and severity of local solicited adverse events. Local reactions were almost exclusively cases of transient mild to moderate injection site pain with a median duration of 1 day; only 3 first doses of the 415 total administered doses of CVnCoV resulted in severe local pain. The frequency and severity of solicited systemic adverse events also increased with dosage level and were generally of higher intensity after the second dose than the first. Systemic adverse events mainly consisted of transient mild or moderate headache and fatigue, and to a lesser extent myalgia and chills, with fever being observed less frequently. Severe solicited adverse events decreased or rapidly disappeared, mostly within 24–48 h of onset. Overall, the same reactogenicity profile has been reported for other mRNA SARS-CoV-2 vaccines.

In participants who were SARS-CoV-2 seropositive at the time of vaccination the local and systemic reactogenicity profiles were similar to the SARS-CoV-2- naïve participants.

First-generation SARS-CoV-2 mRNA vaccine candidate, CVnCoV, was generally well tolerated

Figure. Overall incidence rates (%) of solicited local and systemic adverse events (AEs) per dose group after the first and second doses with severity classified as mild (Grade 1, white columns), moderate (Grade 2, light orange columns) or severe (Grade 3, orange columns).

Main secondary objectives were evaluations of humoral immune responses including SARS-CoV-2 spike protein-specific IgG and receptor-binding domain (RBD) IgG antibodies as well as SARS-CoV-2 virus neutralizing antibodies. The subset of seropositive participants was also included to assess whether the baseline serostatus impacted any of the assessed parameters.

Robust immune responses were observed in all groups of initially seronegative participants, with median titers comparable with those in sera from patients convalescing after COVID-19 infection. At day 29, 4 weeks after the first dose, there were small dose-dependent increases with seroconversion rates of 6–26% across vaccine groups, with more marked increases in all groups on day 36, with 50–74% seroconverting. The seroconversion rate continued to increase to 69–95% at day 43 when median titers were 1738 (IQR: 725–3094), 2239 (2175–3079), 2818 (12–6086), 3135 (56–5349), and 5118 (485–6319), in 2, 4, 6, 8 and 12μg groups, respectively. Notably, the 12μg group value at day 43 was comparable to the median titer of 6381 (5400–12432) in convalescent sera.

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

The ELISA IgG antibody titers against RBD generally reflect the same dose-dependent profile as IgG titers against the spike protein, with substantial increases in titers 7 days (day 36) after the second dose when seroconversion rates were 17–65%. There was a further increase by day 43 when the seroconversion rates were 82% and 91% in the 8 and 12μg groups with median titers of 1228 (1325–2542) and 1572 (535–2971), respectively, comparable to the median of 1448 (726–5391) observed in convalescent sera.

First-generation SARS-CoV-2 mRNA vaccine candidate, CVnCoV, elicited humoral immune responses

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

The observations of IgG antibody responses to the spike protein and RBD correlated with SARS-CoV-2 neutralizing titers. This response was less obviously dose-dependent from the available samples, but across the groups 31–59% had seroconverted at day 36 from baseline, increasing to 56–83% at day 43. At day 43 median MN50 in the 8 µg and 12 µg groups (57 MN50, 7–113 and 57 MN50, 28–113) overlapped with the range observed in convalescent sera which had a median titer of 113 MN50, 57–453.

Since an imbalance between neutralizing versus binding antibodies could hypothetically lead to immune-mediated disease enhancement, we calculated the ratios of neutralizing and IgG antibodies to spike protein and RBD in 12μg vaccinees at day 43 and convalescent sera. As the ratios in vaccinees were very close to those in convalescent sera after natural infection we hypothesized that the CVnCoV mechanism of action mimics the natural immune response to RNA viruses.

Figure. Anti-SARS-CoV-2 virus-neutralizing titers in the different study groups and convalescent sera measured by micro-neutralization. Bars show median values per group at each study time point, individual GMT values for each sample are shown as diamonds. Numbers show median MN50 values at day 43, two weeks after the second vaccination, for each group and in the convalescent sera panel.

In initially SARS-CoV-2-seropositive participants the lowest doses of CVnCoV, 2μg or 4μg induced increases in antibody titers against the spike protein and RBD binding antibodies and neutralizing antibodies within 1 week after the first vaccination.Median RBD titers increased from 204 (IQR: 87, 366) at day 1 to 2494 (1399, 3204) at day 8 in the eight seropositive participants who received a 2μg dose of CVnCoV; in the 4μg group the respective increase was from 183 (50, 2296) to 3737 (999, 6814). There was no further increase after the second dose and median titers at day 43 were 3017 (IQR: 1576, 5828) and 5107 (2772, 9889) in the 2μg or 4μg groups, falling within the same range as the seronegative participants after two 12μg doses. In seropositive subjects median MN50 titers were 108 (IQR: 40, 339) and 273 (113, 386) at day 1 in the 2μg or 4μg groups (n= 8 in each), increasing to 679 (IQR: 453, 905) and 1093 (640, 1920) at day 8, respectively. After small further increases at day 36 following the second dose to 1545 (IQR: 773, 1810) and 1810 (1543, 3840) titers then remained stable at least up to day 43.

First-generation SARS-CoV-2 mRNA vaccine candidate, CVnCoV, boosted preexisting immune response

Figure. Boosting of antibody responses in seropositive subjects. Seropositive subjects were vaccinated either with 2μg (upper panel) or 4μg (lower panel) of CVnCoV on day 1 and 29. RBD binding antibodies as well as SARS-CoV-2 neutralizing antibodies were analyzed at multiple time points. Lines show individual subjects in both dose groups.

In summary, all investigated dosages elicited an immune response against SARS-CoV-2. Induction of an adaptive humoral immune response was demonstrated by the increase in neutralizing antibodies; 56–77% of participants achieved MN50 seroconversion 2 weeks after 2 doses of 2–8μg and 83% after 2 doses of 12μg. Neutralizing activity was associated with marked spike protein-specific and RBD-specific IgG antibody responses; notably 100% of 12μg recipients seroconverted to either spike protein or RBD by day 43. The spike protein IgG and neutralizing antibody responses were low but detectable after the first vaccination, but all markedly increased within 7 days of the second vaccination indicating efficient priming by the first dose.

CVnCoV was well tolerated in SARS-CoV-2 seropositive participants in whom immune memory appeared to have been induced by the natural infection. Low doses of CVnCoV (either 2 or 4μg) were able to induce greater than 10-fold increases in antibody titers within 1 week, even in participants with low baseline antibody titers, while there was little or no response in seronegative participants 1 week after the first dose. Furthermore, a second vaccination in that population did not lead to a further increase in antibody titer, suggesting that persons with prior SARS-CoV-2 infection might not benefit from additional vaccinations and could be limited to a single dose application.

Furthermore, as part of the Phase 1 study, we administered higher doses of 16 µg and 20 µg to investigate the boundaries of the safety window and for completion of the assessments of the present groups. Subjects of all study groups were being followed up with until one year post-vaccination.

CV7202: Rabies Vaccine

CV7202 is our rabies vaccine candidate encoding the rabies virus glycoprotein, RABV-G protein formulated with LNPs. RABV-G is one of only five proteins encoded by the rabies virus. As a dominant part of the virus surface and its role in virus entry into the host cell, RABV-G is the only target of virus-neutralizing antibodies conferring protection against challenge.

A Phase 1 clinical trial for CV7202 initiated in the fourth quarter of 2018 has been completed with all follow-up times as per trial protocol. Data of the Phase 1 trial was published in Vaccine on January 22, 2021.

Rabies Disease Background

Rabies is an infectious viral disease that is almost always fatal following the onset of clinical symptoms. In up to 99% of cases, domestic dogs are responsible for rabies virus transmission to humans.

Rabies can affect both domestic and wild animals. It is spread to people through bites or scratches, usually via saliva. According to the World Health Organization, rabies remains an important disease, leading to close to 60,000 human deaths every year worldwide, with 95% of human deaths occurring in Asia and Africa regions, where dog rabies is endemic.

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

CV7202 Phase 1 Clinical Trial

The Phase 1 clinical trial for CV7202, initiated in the fourth quarter of 2018, was conducted as a non-randomized, open-label, controlled, dose-escalation, multi-center Phase 1 study evaluating safety, reactogenicity and immunogenicity of different dosages of CV7202 administered as intramuscular injections in healthy adults 18 to 40 years of age in one- or two-dose regimens. A control group received Rabipur according to the standard schedule. The primary objective was assessment of safety and reactogenicity up to 28 days after administration by intramuscular injection of either a first or second dose of in a range of increasing dosages starting at 5 µg. Main secondary objectives was evaluation of safety follow-up to two years after vaccination, and comparison of the immune response to CV7202 with the licensed rabies vaccine, Rabipur®, administered in its recommended three dose schedule. Following observation of excess reactogenicity to 5µg CV7202 the protocol was modified to assess lower (1µg and 2µg) rather than higher dosages.

Patient demographics:

The study enrolled a total of 53 subjects in three CV7202 groups, 1μg (n=16), 2μg (n=16) and 5μg (n=10), and one Rabipur group (n=11) as control. In both the CV7202 1μg and 2μg groups, all subjects received a single dose of CV7202 on day 1 with half the cohort (n=8) in each dose group receiving a second dose dose of CV7202 on day 29. In the CV7202 5μg group, the 10 subjects received a single dose of CV7202 on day 1. Of the 11 subjects enrolled in the Rabipur group received, 10 subjects received the licensed three-dose primary vaccination schedule on days 1, 8 and 29, respectively.

Interim safety results:

Following observations of high reactogenicity when using the 5µg dose of CV7202 we found 1 and 2µg dosages were better tolerated, with no safety concerns. Preliminary investigation of the 5µg response suggests that high innate immune responses driven by type 1 interferon and cytokines and strong induction of toll-like receptor signaling pathways observed in most participants, might have contributed to unfavorable reactogenicity and immunogenicity profiles. In this small trial, CV7202 appeared to be safe, with no vaccine-related serious adverse events or withdrawals due to adverse events. Although over half the recipients of the highest dose of CV7202 reported severe solicited systemic or unsolicited adverse events, the reactogenicity profiles of the lower doses of CV7202 (1 and 2µg) were more acceptable. The 2µg dose elicited a limited number of severe adverse events in the first 24 h post-vaccination. Local reactions to these dosages consisted almost exclusively of transient mild to moderate injection site pain. Systemic adverse events mainly consisted of transient mild or moderate headache, fatigue and chills, and any cases that were described as initially severe rapidly moderated and resolved, most within 48– 72 h and all within the 7-day reporting period. There were no major changes in reactogenicity after the second dose when compared with the first, although the numbers of participants are small.

Interim immunogenicity results:

We showed that all recipients, despite the low amount of mRNA included in the vaccine, had functional antibody responses after two 1 or 2 lg doses of CV7202, with GMTs of both rabies-specific neutralizing and RABV-G-specific IgG antibodies that were not significantly lower than those observed after three doses of licensed rabies vaccine. The neutralizing response profile of CV7202 displayed a strong correlation with production of RABV-G-specific IgG antibodies following two doses. There were also transient increases in IgM antibodies but not IgA after second doses of Rabipur and CV7202 (data not shown), but direct comparison of the kinetics of these responses is complicated by the different vaccination schedules—1 and 8 days for licensed vaccine and 1 and 29 days for CV7202—and no second 5 lg dose. The large IgG responses evident 7 days after the second vaccination, and their direct correlation with the neutralizing response suggest the first dose of lower dosages of CV7202 had primed B cells to respond to the second vaccination with an anamnestic response. Although responses with two doses of 1 or 2 lg CV7202 were not signifi cantly lower than those induced by three doses of Rabipur, it may be interesting to compare CV7202 and Rabipur responses when used in the same schedule of three doses at Days 1, 8 and 29. This interim report presents the immune responses up to four weeks after the second dose, but participants will be monitored for two years to assess long-term safety and persistence of the immune response. Further investigations of antibody responses after a booster vaccination, possibly with lower doses, will be necessary to determine whether long-term immune memory has developed, together with a qualitative comparison of avidity, IgG subclasses and B cell responses for CV7202 and the licensed vaccine

Virus neutralizing titer (VNT) responses were detected in all four study groups. Following a 5µg dose of CV7202, VNT levels ≥ 0.5 IU/ml were observed from day 29 in two of nine (22%) participants and these responses were maintained up to day 57, the last timepoint assessed.

Neutralizing antibody titers in all four study groups following immunization with CV7202

Figure. Geometric mean virus neutralizing titers (with 95% CI) in the four study groups after immunization (indicated by arrows) with CV7202 or Rabipur. Dashed line indicates level considered adequate by the WHO (0.5 IU/mL).

The 1µg and 2µg CV7202 groups also displayed small detectable responses following the first dose. These were more pronounced in the 2µg group in which 5 of 16 (31%) had VNT levels ≥ 0.5 IU/ by day 29, whereas no participants in the 1µg group displayed an adequate response (0.5 IU/mL) by day 29 after one dose. Responses were markedly increased following the second dose on day 29 such that 5 of the 8 (63%) participants who received a second dose of 1µg and 7 of 8 (83%) participants who received a second dose of 2µg had titers ≥ 0.5 IU/mL at day 36. All participants (100%) in both the 1µg and 2 µg groups reached this level at day 43. Geometric mean titers (GMTs) were higher than 0.5 IU/mL at day 36 in both groups and were further increased at days 43 and 57. Peak GMTs were achieved at day 43 with 1µg (4.8 IU/mL 95% CI:1.77–13.0) and 2µg (4.2 IU/mL 1.02–17.2) of CV7202. All participants in the Rabipur group had titers ≥ 0.5 IU/mL by day 15, 7 days after the second vaccination and this 100% rate was maintained up to day 57. Rabipur achieved a peak GMT of 13.5 IU/mL 5.95–30.6) IU/mL at day 15, 7 days after the second dose. The GMT did not further increase following a third dose of Rabipur but was maintained at 9.1 IU/mL through to day 57. Day 43 GMTs after two doses of CV7202 were not statistically significantly lower than those achieved with three doses of Rabipur.

Rate of responders in all four study groups following immunization with CV7202

Figure. Responder rates (percentages of each group with a VNT ≥ 0.5 IU/mL) in the four study groups after immunization with CV7202 or Rabipur. Rates represent the numbers of participants achieving the protective VNT of 0.5 IU/mL. The 1 and 2µg CV7202 groups consisted of 16 participants each for days 8, 15 and 29, and 8 participants each for days 36, 43 and 57. The 5µg CV7202 group consisted of 10 participants for days 8 and 15, 9 participants for days 29, 36, 43 and 57. The Rabipur group had 10 participants at each timepoint.

Anti-RABV-G IgG antibodies displayed the same pattern of responses as VNTs. There were detectable increases after one dose with 6 of 16 (38%), 11 of 16 (69%) and 8 of 9 (89%) participants in the 1, 2 and 5µg dosage groups developing low levels of RABV-G-specific IgG, respectively. GMTs were 853 U/mL (95% CI: 455–1599), 1581 U/mL (899–2780), and 2409 U/mL (1113–5215) at day 29 after the first dose in the 1, 2, and 5µg CV7202 groups, respectively, and these levels did not further increase in one dose groups. Much larger increases were observed after second vaccinations, peaking at 34,186 U/mL (13253–88185) and 20,707 U/mL (5592–76678) at day 43 in the 1 and 2µg groups, respectively. There were highly significant positive Spearman correlations between VNT and IgG titers, particularly after two doses of CV7202 (r2 = 0.8319, p < 0.0001). An IgG response was not detected one week after the first Rabipur vaccination; GMTs were 461 and 464 at days 1 and 8, respectively, but rapidly increased to 12,460 U/mL (95% CI: 6575–23611) at day 15, 7 days after the second dose. A further incremental increase to 33,373 U/mL (21236–52447) was observed after the third dose and this level was sustained to day 57. As for the VNT, RABV-G IgG GMTs at Day 43 after two doses of CV7202 were not statistically significantly lower than those achieved with three doses of Rabipur.

RABV-G-specific immunoglobulin antibodies in all four study groups following immunization with CV7202

Figure. GMTs (with 95% CI) of RABV-G-specific Ig responses assessed by ELISA. IgG concentrations after immunization with one (red arrow) or two (open arrow) doses of CV7202 or three doses of Rabipur (blue arrows). Dotted lines indicate LLOQ.

Correlation of RABV-G-specific neutralizing and binding antibodies titers after 1 or 2 doses of CV7202

Figure. Correlation of titers of RABV-G-specific neutralizing activity (VNT) and IgG antibodies after one or two doses of CV7202.

In summary, despite the low amount of mRNA included in the vaccine, all recepients had functional antibody responses after two 1 or 2µg doses of CV7202, with GMTs of both rabies-specific neutralizing and RABV-G-specific IgG antibodies that were not significantly lower than those observed after three doses of licensed rabies vaccine. The neutralizing response profile of CV7202 displayed a strong correlation with production of RABV-G-specific IgG antibodies following two doses. The large IgG responses evident 7 days after the second vaccination, and their direct correlation with the neutralizing response suggest the first dose of lower dosages of CV7202 had primed B cells to respond to the second vaccination with an anamnestic response. Although responses with two doses of 1 or 2µg CV7202 were not significantly lower than those induced by three doses of Rabipur, it may be interesting to compare CV7202 and Rabipur responses when used in the same schedule of three doses at days 1, 8 and 29.

CV7202 Preclinical Data

CV7202 was found to be highly potent in multiple animal studies and protected against the rabies virus infection in non-human primates. CV7202 leads to rapid generation of neutralizing antibodies that exceed the threshold agreed upon by the WHO for rabies protection. These results, obtained after a single administration in non-human primates, were sustained at high levels through at least 344 days post-vaccination.

CV7202 Induces Rabies-Neutralizing Antibodies After Single Administration in Non-Human Primates

CV-SSIV: Influenza Vaccine

Disease Overview

Influenza is a highly contagious virus that causes mild to severe respiratory virus that can lead to death. According to the CDC, the burden of illness during the 2019-2020 season was estimated to include approximately 35 million people getting sick with influenza, 16 million people going to a healthcare provider for their illness, 380,000 hospitalizations, and 20,000 deaths from influenza in the United States. The WHO reports that globally there are as many as five million severe influenza cases annually, leading to as many as 290,000 to 650,000 deaths.

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

We believe key potential advantages of our approach to traditional seasonal vaccines include:

●	Commercial seasonal vaccines usually contain three to four strains of the virus and may offer limited protection as the virus mutates. Adding more strains or further antigens, which can increase or broaden the level of protection conferred by the vaccine, might be an advantage of an mRNA-based vaccine.

●	mRNA-based vaccines offer greater production flexibility to adapt to circulating seasonal strains. An mRNA influenza vaccine can be generally produced in under three months from strain identification to a finished GMP product. This rapid vaccine development process would allow treatment of a larger fraction of patients before too many changes are introduced by viral mutations.
●	Traditional egg-produced vaccines rely upon high-yielding production strains and often have to contend with egg-adaptation during passage, neither aspects are an issue for mRNA-based vaccination.

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

As shown in the figure below, the seasonal multivalent vaccine candidate 2 was tested in a ferret challenge infection model. Ferrets were vaccinated with influenza mRNA vaccine candidate two delivered using LNPs or the licensed vaccine Vaxigrip (left light-blue column) and adjuvanted vaccine Fluad (right light-blue column) via needle-based injection on day 0 and 21 (2-dose regimen). Values from individual animals (dots) and the median (bars) are reported for each group (buffer control grey column). Four weeks after the last vaccination, animals were challenged with influenza A via intratracheal route. Four days after infection, animals were euthanized and virology and pathology were investigated in respiratory tissues. Multivalent vaccine candidate 2 induced better protection in the ferret model than the licensed non-adjuvanted split vaccine (Vaxigrip) and showed comparable activity to the adjuvanted vaccine Fluad.

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

RNA-Based Therapeutics in Molecular Therapies

mRNA-based protein supplementation offers a therapeutic approach to compensate for lack of proteins in monogenetic diseases caused by loss-of-function mutations. It offers a potentially curative treatment option, especially in diseases in which the protein is expressed predominantly in organs that can be reached by intravenous delivery (such as the liver). Despite the success of classical enzyme-replacement therapy in several metabolic disorders, this therapeutic approach is not well suited for treatment of diseases caused by the lack of functional intracellular proteins, especially if the proteins are located in or on intracellular compartments. Additionally, as therapeutic proteins are conventionally manufactured by using human, animal, or even plant cells, the pharmacological and biochemical properties of such recombinant proteins may differ from endogenously expressed enzymes. Cellular localization, folding, and post-translational modifications can especially be critical for the correct function of a therapeutic protein. Delivery of mRNA can overcome these limitations and is likely to result in expression of a functional protein at a physiological cellular location. An example of our rare disease approach is for the potential treatment of hereditary spastic paraplegia, or HSP.

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

As shown below, LNP delivered mRNA therapy produces a high and homogenous expression of the missing enzyme in the livers of knockout mice (Figure A, brownish stain). The endogenously produced enzyme is then secreted into the bloodstream with a better pharmacokinetic profile than the injected recombinant protein. The enzyme is then taken up by the target organs. In this example, the enzyme is taken up by the heart (Figure B) and kidney (Figure C) and localized into the lysosomes. Our mRNA therapy, through prolonged synthesis and secretion by the liver, led to higher enzyme activity in the organs compared to the infused recombinant enzyme (Figures B and C). This higher enzyme activity leads to a significant and prolonged reduction of accumulated lipids in the organs of mRNA-treated animals (Figure D).

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

We are currently focused on significantly lowering the dose by employing two parallel strategies – mRNA sequence optimization to improve expression and optimization of the protein sequence for higher and sustained activity.

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

The left side of the graphic below shows that mice expressing the anti-rabies mAb survived, whereas the majority of control animals which received anti-influenza mAb mRNA succumbed to the rabies infection. The right side of the graphic below shows that mice treated post-intoxication with VNA-BoNTA mRNA or recombinant VNA-BoNTA also survived.

In addition, we have demonstrated that mRNA-mediated antibody expression may be effective in the field of cancer immunotherapy, where mAbs are widely used in medical practice. In a preclinical study conducted in mice, we compared the efficacy of rituximab-encoding mRNAs to recombinant rituximab. We inoculated mice intravenously with luciferase expressing Raji lymphoma cells and started treatment with 50 μg of mRNA-LNP encoding rituximab and 200 μg of recombinant rituximab at various time points. mRNA-LNPs coding for an irrelevant antibody were used as further control. Control animals revealed strong tumor cell proliferation and had to be euthanized 17 days after inoculation due to severe symptoms. As shown in the picture below, repeated administration of mRNA-LNP for rituximab strongly decelerated or even abolished tumor cell growth compared to continued tumor growth for recombinant rituximab.

Therapeutic HNF4A mRNA to Attenuate Liver Fibrosis in Mice

On August 25, 2021, we published first preclinical data on the restoration of hepatocyte functions and attenuation of liver fibrosis and cirrhosis in multiple mouse models via an HNF4A encoding mRNA in the Journal of Hepatology. Owing to the extensive amount of data featured in the scientific publication, the following data excerpts represent only a selection of important findings of the preclinical studies. Full data can be accessed via the corresponding publication.

As a first step within the study, existing clinical data was collected that confirmed reduced endogenous HNF4A mRNA levels in patients with liver fibrosis, graded by the Ishak score. In two cohorts from Hannover Medical School, Germany, and Shanghai Zhongshan Hospital, China, liver tissues showed fibrosis stage-dependent reduction in HNF4A mRNA. Subsequently, it was examined whether in vitro synthesized HNF4A mRNA produces functionally active HNF4A protein. The wild-type (non-codon-optimized) or codon-optimized HNF4A mRNA were transfected into the human cervical carcinoma cell line (HeLa) cells as these lack endogenous HNF4A expression. Codon-optimized HNF4A mRNA-transfected cells showed higher HNF4A protein levels than those transfected with wild-type HNF4A mRNA. ZsGreen mRNA-transfected HeLa cells served as a control.

Human HNF4A mRNA restoration improves function of fibrotic hepatocytes

Figure. (A) qPCR analyses of human HNF4A mRNA in patients with fibrosis; 0 (n = 9), 1 (n = 3), 2 (n = 3), 3 (n = 3) and 4 (n = 3) from MHH, Germany and 0 (n = 6), 2 (n = 4) 3 (n = 3), 4 (n = 5), 5 (n = 4), 6 (n = 5) from Zhongshan Hospital, China. (C) Western blot and its quantification for wild-type (non-codon-optimized) and codon-optimized HNF4A mRNA in HeLa cells, 6 hours after HNF4A mRNA delivery.

Efficient Lipid Nanoparticle (LNP)-mediated mRNA delivery into hepatocytes of murine fibrotic livers was established. LNPs interact with apolipoprotein E at the surface of hepatocytes and are subsequently internalized via endocytosis. However, whether LNP-formulated mRNA reaches hepatocytes of fibrotic livers efficiently has remained unknown. LNP carrying mRNA encoding for Photinus pyralis luciferase (Luc/LNP) or ZsGreen (ZsGreen/LNP) were injected into CCl4-induced fibrotic and non-fibrotic control (wild-type) mice i.v. In-vivo imaging revealed robust bioluminescence exclusively in the liver from 8 hours to 120 hours after Luc/LNP injection in both groups (graphic shown below). Co-localization studies showed robust ZsGreen protein expression specifically in hepatocytes of fibrotic and control mice, but not in other hepatic cells. Our results demonstrated that LNP-formulated mRNA technology could specifically and efficiently target hepatocytes in murine fibrotic livers (data not shown below).

Targeted delivery of LNP-encapsulated mRNA into hepatocytes of fibrotic livers

Figure. Successful mRNA delivery into hepatocytes of fibrotic BALB/c mice by LNP. Bioluminescence analyses at 8 h, 24 h, and 48 h in wild type control and CCl4-induced fibrotic mice (n = 3 mice per group) injected i.v. with 40µg luciferase mRNA-encapsulated LNP (Luc/LNP).

To address whether systemic administration of HNF4A mRNA inhibits liver fibrosis, mice with toxin- (repeated CCl4 injection, data shown below) or cholestasis-induced fibrosis (induced via 3,5-diethoxycarbonyl-1,4-dihydrocollidine DDC-containing diet, data not shown) were used. HNF4A mRNA levels significantly decreased in fibrotic livers from both models. HNF4A/LNP or ZsGreen/LNP (henceforth referred to as control) were injected i.v. into fibrotic mice at 2 mg/kg per injection. HNF4A protein expression was confirmed in HNF4A/LNP-injected mouse livers and was absent in control mice, since the HNF4A antibody was only specific to human but not mouse HNF4A. HNF4A/LNP-injected mice showed significantly reduced alanine aminotransferase (ALT) and bilirubin indicating improved liver function, and significantly reduced levels of collagen (hydroxyproline assay), suggesting decreased fibrosis in both CCl4 and DDC models. Histological analyses, desmin (profibrogenic activated stellate cell marker) and Sirius red (collagen marker) staining further conﬁrmed reduced ﬁbrosis in CCl4 (Fig. F, N). Our data together provide evidence that HNF4A mRNA delivery attenuates fibrosis in mouse models of toxin- as well as cholestasis-induced fibrosis.

Therapeutic HNF4A/LNP delivery inhibits toxin induced liver fibrosis

Figure. Therapeutic HNF4A/LNP delivery inhibits toxin induced liver fibrosis. CCl4-induced liver fibrosis (n = 6 mice per CCl4 model). (B) Hnf4a qPCRs after CCl4 injection. (D) Liver function tests for ALT shows reduced injury upon HNF4A/LNP administration. (E) Hydroxyproline assay shows reduced collagen content.

Figure. Therapeutic HNF4A/LNP delivery inhibits toxin induced liver fibrosis. CCl4-induced liver fibrosis (n = 6 mice per CCl4 model). (F) Immunohistochemical images of H&E, desmin, and Sirius red stainings. Scale bars, 100 lm. (G) Quantiﬁcation of Sirius red and desmin stainings.

In summary, the preclinical work shown here provides the first evidence that therapeutic mRNA delivery restores intracellular HNF4A transcription factor levels, induces endogenous Hnf4a expression, and improves metabolic activity of targeted hepatocytes. The data show that hepatocyte-specific delivery of HNF4A mRNA in injured livers attenuates fibrosis and cirrhosis in multiple independent mouse models of liver diseases. The shown data represents only a selection of important findings of the comprehensive preclinical studies. Full data can be accessed via the corresponding publication.

Eye Diseases

With the development of the CVCM delivery system, we were able to begin exploring the treatment of eye and lung diseases with mRNA therapy. We have strategic collaborations with SERI for the development of mRNA-based treatments for currently undisclosed eye indications. We believe that the treatment of eye diseases with mRNA therapy represents an excellent opportunity for the mRNA approach for the following reasons:

●	Therapeutic protein can be produced directly and locally within the target tissue;

●	Local treatment in the eye requires lower mRNA doses, thereby minimizing systemic exposure;
●	Enables production of endogenous proteins to stop or prevent pathological processes locally in the eye, such as neo-vascularization or apoptosis;
●	Enables expression of multi-domain intracellular or transmembrane proteins in key cells within the eye overcoming limitations of recombinant proteins;
●	No concern with potential side effects typical for viral gene vector;
●	No mRNA construct size restrictions as with viral gene vectors; and
●	The eye is an immune-privileged organ.

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

Based on the positive preclinical data demonstrating efficient delivery of mRNA to the eye using the CVCM delivery system, the agreement and collaboration with SERI moved ahead. We believe that the clinical and research expertise in eye diseases at SERI would allow us to fully leverage our mRNA and CVCM delivery technology in the discovery and validation of eye disease targets amenable to mRNA treatment. In collaboration with SERI, a high-priority rare eye condition has been identified for development. Multiple therapeutic targets have been identified for this condition and mRNAs have been generated and are currently being tested in preclinical studies, including models of disease.

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

Collaborations

We have entered into various licensing and commercialization agreements, including the following agreements with respect to product candidates:

Collaboration and License Agreements

2020 GlaxoSmithKline Collaboration and License Agreement

In July 2020, we entered into a Collaboration and License Agreement with GSK, which we refer to as the 2020 GSK Agreement, pursuant to which we are collaborating with GSK to research, develop and commercialize prophylactic and therapeutic non-replicating mRNA-based vaccines and antibodies targeting infectious disease pathogens. Under the terms of the 2020 GSK Agreement, we granted GSK a worldwide exclusive, sublicensable (subject to certain conditions) license under certain of our intellectual property relating to vaccines and antibodies encoded by our proprietary mRNA targeting certain selected pathogens, or GSK Program Products, and a non-exclusive license under certain LNP technology to develop, manufacture and commercialize a certain number of such GSK Program Products for use in connection with the infectious diseases targeted under the 2020 GSK Agreement. We additionally granted GSK an exclusive option for a certain period to add additional products in the field of infectious diseases as GSK Program Products. If such additional product targets a coronavirus other than SARS-CoV-2, at our election such product will be developed and commercialized on a cost and profit split basis under the GSK COVID Agreement. GSK is permitted for a certain period to replace any of the GSK Program Products with an alternative product, up to a certain number of times, and to exchange any antigen or antibody for which we have granted GSK a license under LNP technology for an alternative antigen or antibody, up to a certain number of times. In the event we obtain rights to any intellectual property controlled by a third-party that is useful for the development, manufacture or commercialization of the GSK Program Products, but which is not necessary to obtain freedom to operate with respect to the use or exploitation of our technology or know-how, we must, at GSK’s election, use commercially reasonable efforts to obtain a sublicense to such rights on behalf of GSK. Under the terms of the 2020 GSK Agreement, GSK granted us a royalty-free, non-exclusive license under certain GSK-controlled technology to perform certain development and manufacturing activities under the 2020 GSK Agreement. The 2020 GSK Agreement was amended and restated in April 2021, September 2021, February 2022 and March 2022. Under the September 2021 Amendment, each party also granted the other party a royalty-free, perpetual, worldwide, non-exclusive, sublicensable license under certain inventions created by such party to freely practice, use and exploit such inventions in any field.

For a certain period after the effective date, GSK has the right to reserve up to a certain number of antigens and we and our affiliates will be prohibited from granting any rights to a third-party with respect to any such antigen for use in connection with infectious diseases. Under the terms of the 2020 GSK Agreement, GSK and its affiliates and sublicensees and we and our affiliates are additionally prohibited from developing, manufacturing or commercializing, directly or indirectly, any prophylactic or therapeutic mRNA-based vaccine or mRNA-based antibody targeting a pathogen targeted by a GSK Program Product, other than as contemplated under the 2020 GSK Agreement. Such exclusivity obligation will continue on a pathogen-by-pathogen basis for the duration of the 2020 GSK Agreement, so long as such pathogen is targeted by a GSK Program Product. We are additionally prohibited from granting any third-party any license under the licensed LNP technology, or using such LNP technology ourselves, in connection with any GSK Program Product for so long as such GSK Program Product is being developed or commercialized under the 2020 GSK Agreement, except as contemplated under the 2020 GSK Agreement. We are additionally prohibited, for the period during which GSK’s option to license additional GSK Program Products remains outstanding, from commercializing or granting any third-party the right to develop or commercialize any prophylactic or therapeutic mRNA-based vaccine or mRNA-based antibody targeting certain pathogens for use in connection with infectious diseases.

We and GSK are required to complete certain development activities with respect to the GSK Program Products set forth in various development plans. Among other development responsibilities, we are required to provide clinical supply and will in principle be responsible for sponsoring Phase 1 clinical trials for the GSK Program Products. We and GSK agree to decide whether the products required for clinical studies will be manufactured by us, GSK or jointly. At GSK’s request, we are required to transfer to GSK all know-how necessary for GSK’s development activities under the 2020 GSK Agreement and all know-how necessary for the manufacture of the GSK Program Products. GSK is generally responsible for development activities following completion of Phase 1 clinical trials and is required to use diligent efforts to secure marketing authorization following completion of all necessary clinical trials. GSK is responsible for the commercialization of approved GSK Program Products in all countries other than Austria, Germany and Switzerland and is required to use diligent efforts to commercialize approved GSK Program Products in certain major market countries. At our request, we and GSK will negotiate and agree in good faith to a distribution agreement pursuant to which we will have the exclusive right to commercialize GSK Program Products in Austria, Germany and Switzerland, and we will pay GSK royalties at the rate set out below. We and GSK are required to provide development data to the other party thorough a joint steering committee.

GSK paid us an up-front payment of €120 million and is required to pay us a manufacturing capacity reservation fee of €30 million following a certain regulatory milestone event, which is creditable against future milestone payments. We are eligible to receive up to between €28 million to €45 million in development milestone payments, €32 million to €35 million in regulatory milestone payments and €70 to €100 million in commercial milestone payments, depending on the GSK Program Product. Upon each exercise of its option to add additional products as GSK Program Products, GSK is required to compensate us for certain development costs and pay any accrued milestone payments. If GSK exercises its right to replace a GSK Program Product and if the replacement product was already under development by us, GSK must compensate us for certain development costs and pay any accrued milestone payments. We are eligible to receive tiered royalty payments ranging from a single-digit percentage to a low teens percentage on net sales, subject to certain customary reductions. GSK’s royalty obligations continue on a product-by-product and country-by-country basis until the later of (i) the expiration of the last to expire valid claim covering such product in such country, (ii) the earlier of expiration of regulatory exclusivity for such product in such country or 12 years following the first commercial sale of such product in such country, or (iii) ten years following the first commercial sale of such product in such country provided our proprietary know-how is required for such product. In any event, GSK’s royalty obligations with respect to a product will expire in all countries no later than 20 years following the first commercial sale of such product in any country in which GSK is responsible for the commercialization of approved GSK Program Products. GSK is required to compensate us for certain development and regulatory costs we may incur in connection with our performance of our obligations under the 2020 GSK Agreement and we are eligible to receive up to €20,000 in reimbursements for expenses incurred recording or registering the licenses granted under the 2020 GSK Agreement. Under any distribution agreement entered into between us and GSK in connection with our distribution of a GSK Program Product in Austria, Germany and Switzerland, we will be required to purchase supply from GSK and pay GSK a low thirties percentage royalty on net sales. Under the March 2022 amendment, GSK and CureVac agreed on certain changes to the manufacturing strategy for the products developed under the collaboration, as a part of which GSK agreed to reimburse us for certain manufacturing expenses amounting to €42 million.

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

Upon expiration, the licenses granted to GSK under the 2020 GSK Agreement will become fully paid-up, perpetual and non-exclusive. In the event GSK terminates the 2020 GSK Agreement or a program under the 2020 GSK Agreement for convenience or we terminate a program under the 2020 GSK Agreement for cause, we will have the right to elect to continue with the development and commercialization of such program ourselves. If we decline to continue with the development and commercialization of a terminated program, all licenses granted under the 2020 GSK Agreement will terminate. If we elect to continue with the development and commercialization of a terminated program, all licenses granted by us to GSK will terminate and GSK must grant us an exclusive license under any intellectual property developed under the 2020 GSK Agreement and, at our election, a non-exclusive license under technology, which was used by GSK for the development, manufacture or commercialization of such terminated product. In the case of termination for GSK’s convenience and if we elect to obtain such nonexclusive license, we will be required to pay GSK a single-digit percentage royalty on net sales. In the case of our termination for cause, the grant of rights and transition of the assets from GSK will be subject to a payment to GSK to be mutually agreed by the parties. In the event GSK terminates a program under the 2020 GSK Agreement for cause, GSK will have the right to elect to continue the development and commercialization of such program. If GSK declines to continue with the development and commercialization of a terminated program, all licenses granted under the 2020 GSK Agreement will terminate. If GSK elects to continue development and commercialization, all licenses granted to GSK under the 2020 GSK Agreement will survive termination and all payment obligations will remain in effect except that GSK will have the right to suspend payments until the amount of damages suffered by GSK has been agreed and set off against such payments.

GlaxoSmithKline COVID Collaboration and License Agreement

In April 2021, we entered into a new collaboration agreement with GSK, which we refer to as the GSK COVID Agreement, pursuant to which we are collaborating with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as our second-generation COVID-19 vaccine candidate, CV2CoV. These vaccine candidates may either be used to protect unvaccinated individuals or to serve as boosters in the event that SARS-CoV-2 immunity gained from an initial vaccination reduces over time.

Under the terms of the GSK COVID Agreement, we granted GSK a worldwide, exclusive, sublicensable (subject to certain conditions) license under certain of our intellectual property relating to mRNA-based vaccines targeting SARS-CoV-2 and a non-exclusive license under certain LNP technology to develop, manufacture and commercialize certain SARS-CoV-2 pathogen vaccine products, or the GSK COVID Products, for use in connection with the prevention or treatment of diseases caused by the SARS-CoV-2 pathogen. The GSK COVID Products consist of (i) next-generation SARS-CoV-2 pathogen vaccine products (other than CVnCoV), (ii) vaccine products targeting coronaviruses other than SARS-CoV-2 for which GSK exercises its exclusive option pursuant to the 2020 GSK Agreement and where we elect to develop and commercialize such product on a cost and profit split basis under the GSK COVID Agreement and (iii) next-generation SARS-CoV-2 pathogen vaccine products (other than CVnCoV) that also target one or more pathogens that the parties are targeting under the 2020 GSK Agreement, which we refer to as Combination Products. In the event we obtain rights to any intellectual property controlled by a third-party that is useful for the development, manufacture or commercialization of the GSK COVID Products, but which is not necessary to obtain freedom to operate with respect to the use or exploitation of our technology or know-how, we must, at GSK’s election, use commercially reasonable efforts to obtain a sublicense to such rights on behalf of GSK. Under the terms of the GSK COVID Agreement, GSK granted us a royalty-free, non-exclusive license under certain GSK-controlled technology to perform certain development and manufacturing activities under the GSK COVID Agreement. Under the September 2021 Amendment, each party also granted the other party a royalty-free, perpetual, worldwide, non-exclusive, sublicensable license under certain inventions created by such party to freely practice, use and exploit such inventions in any field.

GSK and its affiliates and sublicensees and we and our affiliates are prohibited from, subject to certain exceptions, developing, manufacturing or commercializing, directly or indirectly, any mRNA-based vaccine or mRNA-based antibody products targeting the SARS-CoV-2 pathogen, other than a GSK COVID Product as contemplated under the GSK COVID Agreement or CVnCoV. The exclusivity obligations remain in effect until the expiration or termination of the GSK COVID Agreement.

We and GSK are required to complete certain development activities with respect to the GSK COVID Products set forth in various development plans. The GSK COVID Agreement was amended and restated in September 2021 and March 2022. Pursuant to the amendment in September 2021, we and GSK are required to complete certain development activities with respect to the GSK COVID Products set forth in updated development plans. We and GSK agree to decide whether the GSK COVID Products required for clinical studies will be manufactured by us, GSK or jointly. Once a manufacturing and supply strategy for a given GSK COVID Product has been agreed upon between the parties, we must negotiate and agree in good faith on a commercial supply agreement pursuant to which we may be required to reserve certain manufacturing capacity for GSK. At GSK’s request, we are required to transfer to GSK all know-how necessary for GSK’s development activities under the GSK COVID Agreement and all know-how necessary for the manufacture of the GSK COVID Products. GSK is responsible for the commercialization of GSK COVID Products in all countries other than Austria, Germany and Switzerland and is required to use diligent efforts to commercialize approved GSK COVID Products in certain major market countries. At our request, we and GSK will negotiate and agree in good faith to a distribution agreement pursuant to which we will have the exclusive right to commercialize GSK COVID Products in Austria, Germany and Switzerland. We and GSK are required to provide development data to the other party thorough a joint steering committee.

Under the GSK COVID Agreement, GSK paid us an up-front payment of €75 million. Upon GSK’s exercise of its option to add CVnCoV and boosters for such vaccine as GSK COVID Products, GSK is required to compensate us for certain development costs. We and GSK agreed to equally share all development costs for GSK COVID Products, subject to certain exceptions. We and GSK will share all net profits generated from sales of GSK COVID Products, other than Combination Products, under profit sharing arrangements that in certain cases vary depending upon the GSK COVID Product in question, the time of sale, the number of doses sold and the party to whom the sale is made. We are eligible to receive tiered royalty payments ranging from a sub-teen percentage to a mid-teens percentage on net sales of Combination Products, subject to certain customary reductions. We will pay GSK a high-teen percentage royalty on net sales of all Combination Products in Austria, Germany and Switzerland. All royalty obligations continue on a product-by-product and country-by-country basis until the later of (i) the expiration of the last to expire valid claim covering such product in such country, (ii) the earlier of expiration of regulatory exclusivity for such product in such country or 12 years following the first commercial sale of such product in such country, or (iii) 10 years following the first commercial sale of such product in such country provided our proprietary know-how is required for such product. In any event, GSK’s royalty obligations with respect to a product will expire in all countries no later than 20 years following the first commercial sale of such product in the respective party’s territory.

The term of the GSK COVID Agreement will continue until the expiration of all applicable payment obligations, unless terminated earlier by either party. GSK has the right to terminate the GSK COVID Agreement in its entirety for convenience following a certain notice period, and we have the right to opt out of the funding of the development, manufacture and commercialization of a GSK COVID Products on a product-by-product basis. In the event we opt out of funding the development of a GSK COVID Product, GSK can elect to cease the development and commercialization of the relevant product, or to continue it on the terms of the 2020 GSK Agreement. If GSK declines to continue with the development and commercialization, the agreement terminates in connection with that GSK COVID Product and all licenses granted under the GSK COVID Agreement will terminate. We and GSK both have the right to terminate the GSK COVID Agreement before the first commercial sale of a GSK COVID Product in the event of the other party’s material breach following a cure period or after the first commercial sale of a GSK COVID Product if the other party fails to make any payments due, commits any willful and material breach of the restrictions on any license granted to such party, commits a material breach of its non-compete obligations or commits a persistent and material breach of its confidentiality obligations following a cure period. We additionally have the right to terminate after the first commercial sale of a GSK COVID Product if GSK commits a material breach of its commercialization diligence obligations following a cure period.

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

CureVac-GSK Consortium Agreement

The Federal Republic of Germany, represented by the Vaccine Production Taskforce on behalf of the Federal Ministry of Health, has called for tenders relating to pandemic preparedness, which we refer to as Tender Procedure. The Tender Procedure is expected to result in framework agreements for the provision to the Federal Republic of German of production capacities and, upon demand, the production and supply of mRNA vaccines (referred to as lot 1) and vector- or protein-based vaccines (referred to as lot 2). Because neither we nor GSK are alone in a position to provide the full range of services requested by the Federal Republic of Germany under the Tender Procedure, we have established a consortium with GSK (referred to as the CureVac-GSK Consortium) for the purpose of participating in the Tender Procedure with the goal of entering into a framework agreement for the provision of production capacities and, upon demand, the production and supply of mRNA vaccines (lot 1), which we refer to as Pandemic Preparedness Agreement.

The CureVac-GSK Consortium submitted an application and offer under the Tender Procedure for the award of a Pandemic Preparedness Agreement. The CureVac-GSK Consortium GSK Consortium entered into a Pandemic Preparedness Agreement with the Federal Republic of Germany to supply mRNA vaccines. Following a setup period of a maximum of two years, the Pandemic Preparedness Agreement grants the government access to manufacturing capacity until 2029, enabling availability of 80 million mRNA-based vaccine doses. Under the contract, the government will pay the CureVac-GSK Consortium an annual standby fee after successful completion of the setup period, which requires the companies to maintain manufacturing capacity at constant readiness.

Genmab Collaboration and License Agreement

In December 2019, we entered into a Collaboration and License Agreement with Genmab, which we refer to as the Genmab Agreement, to research and develop up to four potential differentiated mRNA-based antibody products, to be selected by Genmab, based on the combination of our proprietary RNAntibody technology with Genmab’s proprietary antibody technology for the treatment of human diseases. The Genmab Agreement was amended in July 2020, December 2020 and June 2021. Pursuant to the Genmab Agreement we granted Genmab an exclusive, worldwide, sublicensable (subject to certain conditions) license under our mRNA technology for the development, manufacture and commercialization of an mRNA antibody product designed to express a certain Genmab proprietary antibody, which we refer to as the Genmab First Program. The parties will collaborate on research to identify an initial product candidate under the Genmab First Program. We additionally granted Genmab an exclusive, worldwide, sublicensable license under our mRNA technology for the research and preclinical development of up to four additional mRNA antibody product concepts and an option to obtain an exclusive, worldwide, sublicensable (subject to certain conditions) license to develop, manufacture and commercialize product candidates for up to three of such product concepts. We have the option to share in the costs and profits in connection with the development, manufacture and commercialization of one of the additional mRNA antibody product concepts under predefined terms and conditions.

We may not, directly or indirectly, offer any rights to a third-party under the technology we license to Genmab for the product concepts and targets being developed under the Genmab Agreement or conduct or participate in the development, manufacture or commercialization of any antibody product that is directed at a target being developed under the Genmab Agreement. For the Genmab First Program, these obligations will last for the duration of the Genmab Agreement. For the additional product concepts, certain time limitations apply to the above obligations. Genmab may not develop or commercialize any mRNA-based single antibody product or monoclonal recombinant antibody that is based on the Genmab First Program outside of the scope of the Genmab Agreement.

In partial consideration for entering into the Genmab Agreement, Genmab paid us an up-front fee of $10 million and made a €20 million equity investment. Genmab additionally will be obligated to pay us a $0.5 million reservation fee upon the selection of each additional product concept for development and $5 million upon selection of a product from the Genmab First Program for further development and commercialization. Genmab is additionally required to pay us up to $30 million in option exercise fees. If Genmab exercises any of its options to obtain commercial licenses for the additional mRNA antibody concepts, Genmab would fund all research and would develop and commercialize any resulting product candidates. We are additionally eligible to receive up to between $25 million and $43 million in development milestone payments, $100 million and $125 million in regulatory milestone payments and $150 million and $200 million in commercial milestone payments for each product, depending on the specific product concept. In addition, we are eligible to receive a mid single-digit to low teens percentage tiered royalty on aggregate net sales of licensed products, on a per product basis and subject to certain customary reductions. Genmab’s royalty obligation continues on a country-by-country and product-by-product basis until the later of the expiration of the last-to-expire valid claim in the licensed patents in such country covering such licensed product, expiration of regulatory exclusivity for such product in such country or 10 years from the date of the first commercial sale of such product. If Genmab grants a sublicense to the Genmab First Program product before a certain milestone event, Genmab must pay us a one-time $10 million payment. We are responsible for a portion of the overall costs for development with respect to the Genmab First Program product until submission of an IND within an agreed budget, and Genmab will otherwise reimburse us for costs incurred in performing certain development activities in connection with the Genmab Agreement. We are responsible for any payments to third parties related to the LNP technology we license to Genmab for use in relation to the Genmab First Program and a portion of such payments with respect to LNP technology used in the additional product concepts. In the event we exercise our right to share in the development, manufacture and commercialization of a product, we must pay Genmab a one-time payment of $3 million and refund any option fee paid by Genmab with respect to such product. As of December 31, 2021, we have received $1.0 million in development cost reimbursements, and we have not received any reservation, product selection, option exercise or sublicense fees or milestone or royalty payments.

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

Arcturus Development and Option Agreement

In January 2018, we entered into a Development and Option Agreement with Arcturus, which we refer to as the Arcturus Agreement, pursuant to which Arcturus granted us the right to reserve a certain number of targets and an irrevocable offer to obtain a license to a certain number of such reserved targets to develop, manufacture and commercialize products containing Arcturus’s LNP technology (LMD technology) and mRNA constructs intended to express such targets. The Arcturus Agreement was amended in May 2018, September 2018 and July 2019. As of December 31, 2021, we have not accepted the offer with respect to any targets.

Under the Arcturus Agreement, Arcturus is responsible for the LNP chemistry and formulation and characterization work, and we are responsible for mRNA construct development.

Both parties will undertake certain allocated preclinical studies. Each party is required to use diligent efforts to perform its obligations under the work plans established in connection with the Arcturus Agreement, and Arcturus is required to use diligent efforts to manufacture and supply us with certain formulated products. The Arcturus Agreement provides for the establishment of a joint development committee for the discussion of development efforts under the Arcturus Agreement.

We paid Arcturus an up-front fee of $5 million in connection with the Arcturus Agreement and must pay an extension fee of $1 million if we exercise our option to extend the initial term of the Arcturus Agreement beyond July 2023. We are further required to reimburse Arcturus for certain costs incurred in connection with development activities and provide certain FTE funding. We are additionally required to pay up to an aggregate of $5 million in connection with our acceptance of the irrevocable offer to obtain licenses for further development and commercialization of selected targets. Under each license agreement to be entered into in connection with our selection of targets, we will additionally be required to make certain royalty payments, which are not in excess of 10%, subject to certain customary reductions, on a country-by-country and a product-by-product basis until the later of the expiration of the last-to-expire valid patent in such country covering such licensed product, expiration of regulatory exclusivity for such product in such country or ten years from the date of the first commercial sale of such product in such country. We additionally must pay Arcturus up to $6 million in development milestone payments, $9 million in regulatory milestone payments and $8 million in commercial milestone payments in connection with each license agreement we enter into under the Arcturus Agreement. As of December 31, 2021, we have made payments totaling $5.5 million to Arcturus reimbursing Arcturus for development costs and in connection with our FTE funding obligations, and we have not accepted the irrevocable offer with respect to any target and therefore have not paid any acceptance fees or made any milestone or royalty payments to Arcturus.

Under the Arcturus Agreement, Arcturus granted us a worldwide, non-exclusive license under its LNP technology for research and preclinical development. We granted Arcturus a worldwide, non-exclusive license under our mRNA technology solely to enable Arcturus to perform development activities in connection with the Arcturus Agreement.

The Arcturus Agreement will expire in July 2023 unless earlier terminated or extended for an additional 18-month term. We have the right to terminate the Arcturus Agreement in full or on a target-by-target basis in the event of a material breach by Arcturus following a cure period. We additionally have the right to terminate the Arcturus Agreement for convenience following a certain notice period and for change of control of Arcturus. In the event we terminate for Arcturus’s breach, for convenience or for Arcturus’s change of control, Arcturus will transfer all deliverables created under the Arcturus Agreement to us and all licenses granted under the Arcturus Agreement will terminate. In the event we terminate for Arcturus’s breach, Arcturus will transfer any technology and provide licenses as reasonably necessary for us to complete work contemplated under any work plan relating to the terminated target and the acceptance fee relating to such target and payments due under any associated license agreement will be reduced by a certain percentage. Arcturus has the right to terminate the Arcturus Agreement in the event of a material breach by us following a cure period, in which event all licenses granted under the Arcturus Agreement will terminate. Termination of the Arcturus Agreement shall not affect any then-existing license agreements between us and Arcturus.

Acuitas Development and Option Agreement

In April 2016, we entered into a Development and Option Agreement with Acuitas, which as amended we refer to as the Acuitas Agreement, pursuant to which Acuitas granted us the right to reserve a certain number of vaccine and other targets and an option to obtain a license to a certain number of such reserved targets to develop, manufacture and commercialize products containing Acuitas’s LNP technology and mRNA constructs intended to express such targets. With respect to a certain number of non-exclusive licenses to vaccine targets that we obtain under the Acuitas Agreement, Acuitas additionally granted us an option to exchange each vaccine target licensed under such non-exclusive license for an alternate vaccine target for a certain period. As of December 31, 2021, we have exercised our option to obtain a non-exclusive license to 14 targets, and have not exercised our option to exchange a vaccine target licensed under any non-exclusive license.

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

We are further required to pay Acuitas annual target reservation and maintenance fees of up to $1.4 million if we reserve the maximum number of targets permitted under the Acuitas Agreement. We are additionally required to pay an option exercise fee ranging from $50,000 to $2 million upon each exercise of our option under the Acuitas Agreement, subject to certain additional fees ranging from $10,000 to $200,000 for the exercise of our option for certain other vaccine targets. We paid Acuitas a $5 million up-front fee in connection with an amendment to the Acuitas Agreement dated July 2020 and, upon each exercise of our option to exchange a vaccine target licensed under any non-exclusive license, we paid an exchange fee of $3 million. We paid Acuitas a $3 million up-front fee in connection with an amendment to the Acuitas Agreement dated December 2020 and are required to pay an additional $250,000 in April 2022 and April 2023 for each of certain options not yet exercised. Under each license agreement we enter into in connection with our exercise of our option, we will additionally be required to make low single-digit percentage tiered royalty payments, subject to certain customary reductions, on a country-by-country and a product-by-product basis until the later of the expiration of the last-to-expire licensed patent in such country covering such licensed product, expiration of regulatory exclusivity for such product in such country or 10 years from the date of the first commercial sale of such product in such country. Under each such license we additionally must pay up to between $1.1 million and $9 million in development milestone payments, $1.3 million and $7 million in regulatory milestone payments and $1.3 million and $7 million in commercial milestone payments, depending on whether the license is exclusive or non-exclusive and the number of options exercised to date. As of December 31, 2021, we have exercised our option to obtain a non-exclusive license to 14 targets. As of December 31, 2021, we have paid Acuitas $3.6 million in reservation and option exercise fees and have made payments totaling $8.1 million reimbursing Acuitas for development costs and LNP batches and in connection with our FTE funding obligations. Payments made under the license agreements entered into in connection with our exercise of our option under the Acuitas Agreement are described below.

Under the Acuitas Agreement, Acuitas granted us a worldwide, non-exclusive license under its LNP technology for us to perform development activities, and we granted Acuitas a worldwide, non-exclusive license under our mRNA technology solely to enable Acuitas to perform development activities in connection with the Acuitas Agreement.

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

We must pay Acuitas up to between $1.1 million and $1.6 million in development milestone payments, $1.3 million and $1.8 million in regulatory milestone payments and $1.3 million and $1.8 million in commercial milestone payments under each Acuitas License Agreement upon the occurrence of certain milestone events. We additionally are obligated to pay Acuitas annual fees ranging from $5,000 to $10,000 for any additional protein targeted by a vaccine product licensed under an Acuitas License Agreement after a certain milestone event. We are further required to pay Acuitas a low single-digit tiered percentage royalty on net sales of licensed products, subject to certain potential customary reductions. Our royalty obligations continue under each Acuitas License Agreement on a country-by-country and product-by-product basis until the later of the expiration of the last-to-expire licensed patent claim covering such licensed product in such country, expiration of any regulatory exclusivity period for such product in such country and 10 years following the first commercial sale of such product in such country. As of December 31, 2021, we have made $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to Rabies RAV-G, and we have made $1.4 million in development milestone payments (Phase I, Phase II and Phase III milestone payments) to Acuitas with respect to the license agreement relating to the SARS-CoV-2 Spike protein S and have not made any royalty payments.

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

CRISPR Therapeutics Development and License Agreement

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics, which, as amended by an amendment entered into in June 2020, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. Under the terms of the CRISPR Therapeutics Agreement, we granted CRISPR Therapeutics a worldwide, exclusive (even to us), sublicensable (subject to certain conditions) license under certain intellectual property rights that are reasonably necessary or useful to develop, manufacture or commercialize products comprising Cas9 mRNA constructs, and under any patents controlled by us that arise from inventions discovered under the CRISPR Therapeutics Agreement to develop, manufacture and commercialize three of CRISPR Therapeutics’ in vivo gene-editing programs for certain diseases. CRISPR Therapeutics granted us an exclusive (even as to CRISPR Therapeutics), worldwide, cost-free sublicense to manufacture products comprising Cas9 mRNA constructs for CRISPR Therapeutics.

CRISPR Therapeutics has paid us an up-front one-time technology access fee of $3 million and we are eligible to receive up to $13 million in development milestone payments, $33 million in regulatory milestone payments and $133 million in commercial milestone payments, as well as mid single-digit percentage royalties from CRISPR Therapeutics on the net sales of licensed products on a product-by-product and country-by-country basis, subject to certain potential customary reductions. CRISPR Therapeutics’ royalty obligations continue on a product-by-product and country-by-country basis until the later of the date when there are no valid patent claims under our licensed patents covering such licensed product in such country, the date when regulatory exclusivity for such licensed product in such country expires and 10 years following the date of first commercial sale of such licensed product in such country. CRISPR Therapeutics is additionally required to reimburse us for our FTE costs and reasonable out-of-pocket expenses incurred performing development activities under the CRISPR Therapeutics Agreement. In the event CRISPR Therapeutics exercises its right to sublicense under the agreement, CRISPR Therapeutics must pay us a low teens to mid-twenties percentage of any non-royalty sublicense income, depending on the timing of the sublicense and whether the sublicense is granted through an affiliate of CRISPR Therapeutics. As of December 31, 2021, we have received €3.6 million in payments for the supply of materials and FTE cost, development reimbursements and up-front one-time technology access fee and no milestone, royalty or sublicense fee payments.

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

The term of the CRISPR Therapeutics Agreement will continue on a product-by-product and country-by-country basis, until the last-to-expire royalty term expires in such country for such product, unless terminated earlier by either party. The CRISPR Therapeutics Agreement may be terminated (i) by CRISPR Therapeutics for convenience following a certain notice period, (ii) by us if CRISPR Therapeutics or any of its affiliates, either directly or indirectly, challenges or assists a third-party to challenge the licensed patent rights or in the event CRISPR Therapeutics undergoes a change of control, or (iii) by either party in the event of the other party’s material breach following a cure period (including on a program-by-program basis) or in the event of the other party’s insolvency. Upon expiration, the license granted to CRISPR Therapeutics converts into a fully paid-up, royalty-free, perpetual and irrevocable license. Upon termination, the licenses granted to CRISPR Therapeutics will terminate and, in the case of termination for CRISPR Therapeutics’ material breach or insolvency or for convenience by CRISPR Therapeutics, CRISPR Therapeutics must transfer all Cas9 mRNA constructs and related data to us.

Boehringer Ingelheim Exclusive Collaboration and License Agreement

In August 2014, we entered into an Exclusive Collaboration and License Agreement with Boehringer Ingelheim, which we refer to as the Boehringer Agreement, whereby we granted Boehringer Ingelheim exclusive global rights for development and commercialization of our investigational therapeutic mRNA vaccine BI 1361849 (formerly CV9202) formulated with our protamine technology, and products containing such vaccine for all uses for cancer in humans. We received an up-front payment of €30 million, as well as, an option fee payment of €5 million and an additional €7 million in development milestone payments and as of December 31, 2021, we received €7.6 million for the supply of materials and reimbursing us for development costs. In June 2021, Boehringer Ingelheim provided notice of its intention to terminate the Boehringer Agreement, with such termination becoming effective on November 17, 2021.

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

Upon termination of the Boehringer Agreement, the rights and licenses granted by us to Boehringer Ingelheim reverted back to us, provided that Boehringer Ingelheim has the right to sell off existing inventory of BI 1361849 (formerly CV9202) for a certain period. In addition, Boehringer Ingelheim must assign to us all regulatory approvals or applications and grant us a non-exclusive, cost-free, perpetual and worldwide license to intellectual property held by Boehringer Ingeheim that has been used in the development, manufacture or commercialization of BI 1361849 (formerly CV9202) or any other product developed under the Boehringer Agreement.

Bill & Melinda Gates Foundation Partnership

In May 2014, we entered into a grant agreement with the Bill & Melinda Gates Foundation for the development of a vaccine for rotaviruses. Under the terms of the grant, as amended by an amendment entered into November 2020, the Bill & Melinda Gates Foundation will provide up to $2.8 million in funding, and we are required to perform certain activities specified in a project collaboration plan. As of December 31, 2021, we have received $2.8 million in funding under the agreement. We own all intellectual property created using grant funding; however, we must make any Bill & Melinda Gates Foundation-funded products available at an affordable price in a list of clearly defined low and lower middle-income countries. The term of the rotavirus agreement continues until June 2022. Both parties have the right to terminate the agreement for convenience following a notice period or in the event of the other party’s material breach following a cure period. Our global access commitments survive termination or expiration of the agreement.

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

In November 2016 in connection with and subject to the terms of the Global Access Agreement, we were awarded a grant for up to $0.9 million in funding from the Bill & Melinda Gates Foundation for the development of a vaccine for picornaviruses. As of December 31, 2021, we have received $0.7 million in funding under the grant agreement. We granted the Bill & Melinda Gates Foundation a non-exclusive, perpetual, irrevocable, worldwide, royalty-free, fully paid-up, sublicensable license to make, use, sell, offer to sell, import, distribute, copy, modify, create derivative works, publicly perform and display any products developed using grant funding; however, in the event we demonstrate to the satisfaction of the Bill & Melinda Gates Foundation that we are able to meet its global access requirements, such license will be modified or terminated. The term of the picornavirus grant continues until June 2022; however, our global access commitments survive.

In November 2017, also in connection with and subject to the terms of the Global Access Agreement, we were awarded two additional grants for up to $1.9 million and $1.5 million from the Bill & Melinda Gates Foundation for the development of a universal influenza vaccine and a malaria vaccine, respectively. By an amendment entered into November 2020, our grant for the development of a malaria vaccine was increased by an additional $0.8 million. As of December 31, 2021, we have received $1.9 million and $2.2 million, respectively, in funding under each grant agreement. The programs will leverage our advanced RNActive® prophylactic vaccine technology to develop mRNA-based universal influenza and malaria vaccines. The malaria grant agreement continues until December 2022 and the universal influenza grant agreement expired in March 2022. We and the Bill & Melinda Gates Foundation are currently assessing options to continue the influenza grant agreement.

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

Coalition for Epidemic Preparedness Innovations Framework Partnering Agreement

In February 2019, we entered into a framework partnership agreement with CEPI, which as amended we refer to as the CEPI Agreement, to develop our RNA Printer using certain intellectual property controlled by us covering the development and manufacture of mRNA products as well as certain additional intellectual property licensed to us. In connection with the CEPI Agreement we have entered into work orders for the preclinical development of a Lassa virus vaccine, a yellow fever vaccine and our rabies virus vaccine. In addition, we entered into a work package for the preclinical development and a Phase 1 clinical trial for our first-generation SARS-CoV-2 vaccine, CVnCoV.

We are required to use reasonable efforts to achieve certain development milestones and are responsible for conducting certain clinical trials. We are required to share clinical trial data with CEPI, subject to the terms of specific work packages entered into in connection with the CEPI Agreement. In the event of an infectious disease outbreak, where such outbreak can be addressed by a Lassa virus, SARS-CoV-2 or future vaccine developed under the CEPI Agreement, we must manufacture such vaccine for use in the area affected by the outbreak on economic terms that satisfy CEPI’s equitable access guidelines or otherwise allow CEPI or a third-party to supply such vaccine in the affected area. For the initial term of the CEPI Agreement and for a certain period thereafter, in the event of an outbreak that cannot be addressed by a vaccine already developed under the CEPI Agreement, CEPI may request, and we may agree, that we will develop a product targeted against such outbreak, or we will assist CEPI to develop a candidate product against such outbreak. In the event we decline to enter into such a development agreement, we will grant CEPI the right to develop and stockpile such vaccines under certain of our background intellectual property and intellectual property developed under the CEPI Agreement. We are additionally required to use reasonable efforts, at CEPI’s request, to submit certain optimized antigen nucleotide sequences for up to three specified pathogens in order for CEPI to start its own product development program. We have a right of first refusal to manufacture any pharmaceutical products developed by CEPI using the antigen nucleotide sequences we provide. In certain scenarios, including if we fail to provide Lassa virus, SARS-CoV-2 or future vaccines developed under the CEPI Agreement at prices that comply with CEPI’s equitable access guidelines, we must grant CEPI a license under certain of our background intellectual property and intellectual property developed under the CEPI Agreement to, among other things, develop our automation solution for use in treating such infectious diseases and to develop, manufacture and market such pharmaceutical products for use in geographic areas where there is a disease outbreak.

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

CEPI agreed to contribute up to $34 million in funding for projects undertaken under the CEPI Agreement and an additional $15.3 million in connection with development of CVnCoV. In the event of our commercial use of the pharmaceutical products developed under the CEPI Agreement, other than CVnCoV, we must notify CEPI and agree in good faith how such commercial benefits are to be equitably managed between the parties. As of December 31, 2021, we have received €26.4 million in funding for projects undertaken under the CEPI Agreement.

We solely own all intellectual property developed under the CEPI Agreement but are required to obtain CEPI’s consent prior to exploiting any intellectual property developed under the CEPI Agreement if such exploitation is in conflict with or goes against CEPI’s mission or policies.

The CEPI Agreement terminated in February 2022, except with respect to certain ongoing projects, which are contemplated to be completed in March 2023. Either party may terminate the CEPI Agreement if the other party commits a material breach or in the event of the other party’s insolvency following a cure period. CEPI has the right to terminate the CEPI Agreement immediately upon written notice in the event we take any action incompatible with CEPI’s mission, we and CEPI are unable to reach agreement on a development or marketing plan or on a project lead, we undergo a change of control, we are unable to achieve certain milestones or certain material safety or quality issues arise. In the event that CEPI terminates the CEPI Agreement, we will grant CEPI a license under our background intellectual property and intellectual property developed under the CEPI Agreement to, among other things, develop and use our RNA Printer for use in treating certain infectious diseases and to manufacture products developed under the CEPI Agreement. In the event we terminate the CEPI Agreement for CEPI’s material breach, CEPI must make all outstanding payments due to us under any work package relating to expenditures that we have already committed. Regardless of the cause of termination, our obligations in the event of an infectious disease outbreak will terminate and we must transfer any vaccines developed under the CEPI Agreement as well as all regulatory applications and regulatory approvals relating to such vaccines to CEPI and we retain the right to continue using intellectual property developed under the CEPI Agreement for any purpose. In certain situations, we may be required to return funding provided by CEPI. See note 3.7 to our financial statements contained elsewhere in this Annual Report for further information on the terms of the funding provided by CEPI.

Tesla Grohmann Development and Intellectual Property Agreement

In November 2015, we entered into a development and intellectual property agreement with Tesla Grohmann, which we refer to as the Tesla Grohmann Agreement, pursuant to which Tesla Grohmann agreed to design, develop and manufacture certain automated manufacturing machines on our behalf. We are obligated to pay Tesla Grohmann a fee for each machine delivered by Tesla Grohmann and up to $50 million to $60 million in commercial milestone payments as well as certain development costs under each associated work order. As of December 31, 2021, we have paid Tesla Grohmann €13 million to €14 million in development costs under various work orders, and we have not paid any fees for machines provided under the Tesla Grohmann Agreement or made any milestone payments.

The parties jointly own any intellectual property developed under the Tesla Grohmann Agreement, and Tesla Grohmann granted us a non-exclusive, royalty-free, perpetual, irrevocable as to existing machines, worldwide license to use, sublicense and distribute Tesla Grohmann background intellectual property that is incorporated into any machine developed under the Tesla Grohmann Agreement and an exclusive (only with respect to the machines, and until a certain period after the first commercial use of a machine, after which the license shall be non-exclusive), royalty-free, perpetual, irrevocable as to existing machines, worldwide license under Tesla Grohmann’s interest in any jointly owned intellectual property. We granted Tesla Grohmann a non-exclusive, non-transferable, no-charge license during the term of the Tesla Grohmann Agreement under our background intellectual property for Tesla Grohmann’s performance of its obligations under the Tesla Grohmann Agreement and a non-exclusive, royalty-free, perpetual, irrevocable as to existing machines, worldwide license under our interest in any jointly owned intellectual property to perform its obligations under the Tesla Grohmann Agreement and for applications and uses unrelated to the machines developed under the Tesla Grohmann Agreement.

The Tesla Grohmann Agreement continues on a machine-by-machine basis until 10 years after the first commercial use of such machine. Either party may terminate any work order entered into in connection with the Tesla Grohmann Agreement for convenience upon written notice to the other party, and either party may terminate a work order for the other party’s material breach following a cure period, or for the other party’s insolvency. In the event Tesla Grohmann terminates a work order for convenience or we terminate for Tesla Grohmann’s material breach or insolvency, Tesla Grohmann must grant us a non-exclusive, fully paid-up, worldwide, irrevocable, perpetual, transferable and sublicensable license under Tesla Grohmann background intellectual property and Tesla Grohmann’s interest in intellectual property developed under the Tesla Grohmann Agreement for us to complete, either on our own or with another supplier, the work under such terminated work order. In the event we terminate for convenience, we must pay Tesla Grohmann a termination fee. In the event Tesla Grohmann terminates for our material breach or insolvency, we must pay Tesla Grohmann a termination fee and grant Tesla Grohmann a non-exclusive, fully paid-up, sublicensable, worldwide irrevocable and perpetual license under our background intellectual property and our interest in the intellectual property developed under the Tesla Grohmann Agreement to manufacture machines relevant to the applicable work order.

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

Under the terms of the Eli Lilly Agreement, we granted Eli Lilly a worldwide, exclusive (even as to us), sublicensable (subject to certain conditions) license to develop, manufacture and commercialize licensed products comprised of mRNA constructs that express certain selected neoantigens for human use. We also granted Eli Lilly a worldwide, non-exclusive, sublicensable (subject to certain conditions) license to perform development activities under the Eli Lilly Agreement, including work required to select targets and related neoantigens. Eli Lilly granted us a worldwide, exclusive, non-sublicensable (except to our affiliates), royalty-free license under our licensed intellectual property solely to manufacture and supply Eli Lilly with vaccines for early clinical use. Eli Lilly also granted us a worldwide, non-exclusive, non-royalty bearing, non-sublicensable (except to our affiliates), fully paid-up license to perform development activities under the Eli Lilly Agreement. In 2017, we received an up-front payment of $50 million and an equity investment of €45 million and, as of December 31, 2021, we have received €14.6 million in payments for the supply of materials and reimbursements for development costs. Pursuant to the Eli Lilly Termination Agreement, all licenses granted under the Eli Lilly Agreement terminated and Eli Lilly has no further payment obligations to us under the Eli Lilly Agreement.

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

Sponsored Collaboration Agreements

Yale Collaborative Research Agreement

In July 2019, we entered into a Collaborative Research Agreement, which as amended we refer to as the Yale Agreement, for research in mRNA-based pulmonary therapeutic candidates with Yale University, or Yale. Under the Yale Agreement, as amended by an amendment entered into June 2021, Yale will perform discovery research on targets related to pulmonary diseases and present therapeutic candidates to us for preclinical and subsequent clinical development. We are required to reimburse Yale for $0.8 million in costs incurred in connection with research activities conducted under the Yale Agreement and for certain patent prosecution and maintenance costs. As of December 31, 2021, we have provided $0.4 million in funding to Yale under the Yale Agreement.

Each party will solely own inventions it solely develops and will jointly own jointly developed inventions. Yale is required to grant us an exclusive license under Yale’s interest in any intellectual property developed under the Yale Agreement, subject to Yale’s retained right to use such intellectual property for academic purposes. Under any such license agreement, we will be required to pay Yale up to $1.2 million in development milestone payments and $1.5 million in commercial milestone payments, an annual maintenance fee of between $10,000 and $60,000 until the first commercial sale of a licensed product and a low single-digit percentage royalty on net sales on a product-by-product and country-by-country basis until the later of the expiration of the last to expire claim covering such product in such country or 10 years after the first commercial sale of such product in such country. Yale additionally granted us an exclusive option to negotiate an exclusive or non-exclusive license to certain background intellectual property.

The Yale Agreement will continue until June 2022, unless extended by mutual agreement or earlier terminated. We have the right to terminate the Yale Agreement for convenience following a certain notice period. Both parties have the right to terminate the Yale Agreement for the other party’s material breach following a cure period. If we terminate the Yale Agreement without reimbursing Yale for its research costs, Yale will have no obligation to grant us a license to intellectual property developed under the Yale Agreement.

Schepens Institute Research Agreement

In March 2019, we entered into a sponsored research agreement, as amended in April 2020, July 2021 and September 2021 (as amended, the “Schepens Agreement”), with The Schepens Eye Research Institute, Inc. (“SERI”) and Massachusetts Eye and Ear Infirmary (“MEEI”), pursuant to which SERI and MEEI agreed to perform certain research activities for mRNA-based eye therapy candidates. Under the Schepens Agreement, SERI and MEEI granted us an exclusive option to initiate negotiations for an exclusive or non-exclusive license to SERI’s interest in any inventions developed under the Schepens Agreement. SERI and MEEI additionally granted us an exclusive option to negotiate an exclusive license to certain background intellectual property. Upon the exercise of such option and upon execution of the contemplated license, we would be required to pay SERI a $30,000 up-front payment, up to $0.8 million in development milestone payments and $1.8 million in regulatory milestone payments, and a low single-digit percentage royalty on net sales subject to certain minimum annual payments. We are required to provide $1.7 million in funding to SERI and MEEI in multiple payments during the term of the Schepens Agreement. As of December 31, 2021, we have provided $1.1 million in funding to SERI and MEEI under the Schepens Agreement.

Each party will solely own inventions it solely develops and will jointly own jointly developed inventions. We are responsible for all patent prosecution costs regarding intellectual property developed under the Schepens Agreement, and if we elect not to cover the prosecution costs for such intellectual property, SERI and MEEI will have the right to license such intellectual property to third parties, and we will have no rights in such intellectual property.

The Schepens Agreement continues until August 2022, unless extended by mutual agreement or earlier terminated. Both parties have the right to terminate the Schepens Agreement for the other party’s material breach following a cure period, and SERI has the right to terminate in the event of our insolvency. We additionally have the right to terminate the Schepens Agreement for convenience following a notice period. In the event SERI terminates for our material breach or insolvency or we terminate for convenience, we must reimburse SERI for all costs incurred to date and provide certain additional funding for a three-month period. In the event we terminate for SERI’s material breach, we must reimburse SERI for all noncancellable commitments.

Advance Purchase Agreements

European Commission — COVID-19 Vaccine Candidate

Advance Purchase Agreement for our COVID-19 Vaccine Candidate

On November 30, 2020, we entered into an APA with the EC, acting on behalf and in the name of all Member States of the European Union, which provides for the advance purchase by the Member States of 225 million doses of the vaccine to be allocated among the Member States, and the option to purchase up to an additional 180 million doses. Pursuant to the APA, we received an up-front payment of €450 million. Such up-front payment had to be used solely for the development and commercial supply of CVnCoV. We are required to return any unspent amounts of the up-front payment if, among others, we fail to successfully develop CVnCoV or if we successfully develop CVnCoV, but we do not receive EU marketing authorization or fail to supply any doses of CVnCoV to any of the Member States by late 2021, unless we and the EC mutually agree to a later date. In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, we would only be required to return any unspent amount of the up-front payment. In the context of the APA, “spent” means either costs incurred or commitments made in connection with the purposes set forth in the APA. On March 8, 2022, we received a letter signed by the EC acknowledging and outlining that we will not be required to return any portion of the up-front payment. Due to the termination of the APA, we will not receive any further payments related to the APA.

In other respects, upon the EC’s request, we will transfer any raw materials and/or primary components paid for with the up-front payment that were not used as of the termination date. Additionally, should the EC request, or should we successfully sell, any raw materials and/or primary components, then an applicable portion of such raw materials, primary components or proceeds, as the case may be, will be remitted to the EC. This repayment agreement expires at the end of 2022.

Pandemic Preparedness Agreements

Federal Republic of Germany

Pandemic Preparedness Agreement with the Federal Republic of Germany

On February 20, 2022, we submitted – together with GSK – our best and final offer in the Tender Procedure for the conclusion of framework agreements for the provision of production capacities and, on demand, for the production and supply of mRNA vaccines (lot 1). On April 8, 2022, we received a letter from the Federal Republic of Germany's counsel confirming that the Consortium (consisting of us and GSK, see above) is awarded with the Pandemic Preparedness Agreement. Pursuant to the Pandemic Preparedness Agreement, the Consortium will have to achieve, within a two years’ time frame beginning from the signing of the Pandemic Preparedness Agreement, a state in which it is considered qualified to provide manufacturing capacities in Germany for one hundred and sixty (160) million doses of mRNA vaccine per year, including procurement of the required nonproduct specific manufacturing licenses and insurances and to have achieved "pandemic preparedness," which means that we maintain the GMP IV facility in a stand-by mode that can be activated for manufacture of a so-called selected vaccine at any time and that the Consortium, inter alia, is complying with the material requirements set out in the Pandemic Preparedness Plan (in particular with the requirements regarding the assurance of a supplier network and the availability of the particularly critical supplier products and the critical supplier products).

If qualification and pandemic preparedness is achieved the Consortium will receive a certain pandemic preparedness fee / a pandemic preparedness fee, which will be shared between us and GSK in accordance with the GSK Consortium (see above). The phase during which pandemic preparedness is to be maintained is for five years, it being understood that this term may be extended by mutual agreement up to three (3) times for a subsequent one (1)-year renewal term.

At any time during the pandemic preparedness phase, in case there is a public health emergency, the Federal Republic of Germany may exercise its preferred purchase right and/or its preferred manufacturing right. If the preferred purchase right is exercised we will have to deliver up to eighty (80) million doses of our mRNA vaccine, and if the preferred manufacturing right is exercised we will have to act as a contract manufacturer and manufacture a third-party's vaccine in our GMP IV facility. However, there are strict and narrow requirements to be fulfilled before the Federal Republic of Germany may exercise the preferred manufacturing right.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our product candidates, and our core technologies and other know-how, defend and enforce our patents, preserve the confidentiality of our trade secrets, operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties and prevent third parties from infringing, misappropriating or otherwise violating our proprietary or intellectual property rights. We seek to protect our proprietary and intellectual property position by, among other methods, seeking and maintaining patents in the United States and other major markets. We also rely on trade secrets and know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection, which we generally seek to protect through contractual obligations with third parties.

Patents

As of March, 23, 2022, we own approximately 85 issued U.S. patents, 130 pending U.S. patent applications, 289 issued foreign patents (including 62 European patents, which have been validated in various European countries resulting in a total of approximately 682 national patents in European countries), 360 pending foreign patent applications (including 78 pending European patent applications) and 27 pending Patent Cooperation Treaty, or PCT, patent applications, including eight pending U.S. patent applications, 36 foreign patent applications and four PCT patent applications that are jointly owned with third parties. These patents include claims relating to our RNAoptimizer technology platform, CV8102, CV7202, CV-SSIV, our COVID-19 vaccine candidates, our CVCM delivery system and our proprietary LNP technology, as described further below.

RNAoptimizer

As of March, 23, 2022, we own 25 issued U.S. patents, 21 pending U.S. patent applications, 105 issued foreign patents, including in Europe, Canada, China, India, Japan, the Republic of Korea, Singapore, Russia, Mexico and Australia, and 106 pending foreign patent applications and 11 PCT patent applications relating to our RNAoptimizer technology, including patents and patent applications relating to ORF optimization, UTR optimization, protein optimization and formulation. Our RNAoptimizer technology is used in our CV7202, CV-SSIV and SARS-CoV-2 product candidates. The issued patents are expected to expire between 2022 and 2037, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2022 and 2042, excluding any additional term for patent term adjustments or patent term extensions.

CV8102

As of March, 23, 2022, we own four issued U.S. patents, four pending U.S. patent applications, 34 issued foreign patents, including in Europe, Brazil, Canada, China, India, Japan, the Republic of Korea, Singapore, Taiwan, Russia, Mexico and Australia, and 23 pending foreign patent applications relating to our CV8102 product candidate. The issued patents are expected to expire between 2028 and 2036, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending applications would be expected to expire between 2029 and 2037, excluding any additional term for patent term adjustments or patent term extensions.

CV7202

As of March 23, 2022, we own seven issued U.S. patents, seven pending U.S. patent applications, 23 issued foreign patents, including in Europe, Canada, China, India, Japan, the Republic of Korea, Singapore, Russia, Mexico and Australia, and 24 pending foreign patent applications relating to our CV7202 product candidate. The issued patents are expected to expire between 2022 and 2034, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2022 and 2037, excluding any additional term for patent term adjustments or patent term extensions.

CV-SSIV

As of March 23, 2022, we own 11 issued U.S. patents, 14 pending U.S. patent applications, 39 issued foreign patents, including in Europe, Canada, China, India, Japan, the Republic of Korea, Singapore, Russia, Mexico and Australia and 60 pending foreign patent applications and one PCT patent application relating to our CV-SSIV product candidate. The issued patents are expected to expire between 2022 and 2036, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2022 and 2042, excluding any additional term for patent term adjustments or patent term extensions.

COVID-19 Vaccine Candidates

As of March 23, 2022, we own seven issued U.S. patents, 16 pending U.S. patent applications, 28 issued foreign patents, including in Europe, Canada, China, India, Japan, the Republic of Korea, Singapore, Russia, Mexico and Australia, 53 pending foreign patent applications and four PCT patent applications relating to our COVID-19 product candidates, CVnCoV and CV2CoV. The issued patents are expected to expire between 2022 and 2041, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2022 and 2042, excluding any additional term for patent term adjustments or patent term extensions.

CVCM Delivery System

As of March 23, 2022, we own four issued U.S. patents, two pending U.S. patent applications, 14 issued foreign patents, including in Europe, Canada, China, India, Japan, the Republic of Korea, Singapore, Russia, Mexico and Australia, and nine pending foreign patent applications relating to our proprietary CVCM delivery system. The issued patents are expected to expire between 2029 and 2037, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending applications would be expected to expire between 2029 and 2037, excluding any additional term for patent term adjustments or patent term extensions.

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

Trademarks

As of March 23, 2022, we own trademark registrations or registration applications for CureVac, and the CureVac logo in the United States and in certain foreign jurisdictions including Europe.

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

An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

●	nonclinical laboratory tests, animal studies and formulation studies all performed in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;
●	submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;
●	approval by an Institutional Review Board, or IRB, or ethics committee representing each clinical site before each clinical trial may be initiated;
●	performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance with applicable regulations, including with GCP regulations;
●	after completion of all pivotal clinical trials, preparation and submission to the FDA of a BLA requesting authorization to market the product candidate for one or more proposed indications;
●	satisfactory completion of an FDA advisory committee review, if applicable;
●	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;
●	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, safety, strength, quality and purity;
●	satisfactory completion of any FDA audits of the clinical study sites to assure compliance with GCPs, and the integrity of clinical data in support of the BLA;
●	payment of user fees and securing FDA approval of the BLA; and
●	compliance with any post-approval requirements, including the potential requirement to implement a REMS and to conduct any post approval studies required by the FDA.

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

●	Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or, on occasion, in patients, such as in the case of some products for severe or life-threatening diseases as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers.
●	Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, preliminarily evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger Phase 3 clinical trials.
●	Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a certain dose or dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population, often at geographically dispersed clinical trial sites, to gather additional information about safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the investigational product and to provide an adequate basis for physician labeling and product approval.

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

The FDA has 60 days after submission of the application to conduct an initial review to determine whether the BLA is sufficient to accept for filing based on the agency’s threshold determination that it is substantially complete so as to permit substantive review. Once the submission has been accepted for filing, the FDA begins an in-depth review of the application. Under the goals and policies agreed to by the FDA under PDUFA, the FDA aims to complete its initial review of a standard application and respond to the applicant within 10 months of the 60-day filing date, and for a priority review application within six months. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and its review goals are subject to change from time to time. The review process may often be significantly extended by FDA requests for additional information or clarification. The review process and the PDUFA goal date may also be extended by three months if the FDA requests or if the applicant otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

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

Any marketing application for a biologic submitted to the FDA for approval, including a product with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority review is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on an original BLA from 10 months to six months from the 60-day filing date.

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

Post-Approval Regulation

If regulatory approval for marketing of a product or for a new indication for an existing product is obtained, the sponsor will be required to comply with rigorous and extensive post-approval regulatory requirements as well as any post-approval requirements that the FDA has imposed on the particular product as part of the approval process. The sponsor will be required, among other things, to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising, promotional labeling, product sampling and distribution. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the BLA-holder and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we or our partners may decide to use. In addition, changes to the manufacturing process or facility are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented, and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market study requirements or clinical trial requirements to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
●	fines, untitled letters or warning letters or holds on post-approval clinical trials;
●	adverse publicity;
●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
●	product seizure or detention, or refusal to permit the import or export of products; or
●	injunctions, fines, debarment, disgorgement of profits or the imposition of civil or criminal penalties.

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

Biosimilars and Exclusivity

The BPCIA (under the Affordable Care Act) created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approve of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product, and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

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

Regulation and Procedures Governing Approval of Medicinal Products in the European Union

In order to market any product outside the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication.

Clinical Trial Approval

On January 31, 2022, the new Clinical Trial Regulation (EU) No 536/2014 became effective, replacing Clinical Trials Directive 2001/20/EC (which can still be applied for new clinical studies during a transition period until January 2023). This new legislation, which is directly applicable in all Member States, aims at simplifying and streamlining the approval of clinical trials in the European Union by allowing for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications. The Clinical Trial Regulation harmonizes the assessment and supervision processes for clinical trials throughout the European Union, via a Clinical Trials Information System, or CTIS, which contains the centralized European Union portal and database for clinical trials foreseen by the Regulation. The EMA sets up and maintains CTIS, in collaboration with the competent national authority of each European Union Member Sate and the EC.

Marketing Authorization

To obtain a marketing authorization for a product under the European Union regulatory system, an applicant must obtain Marketing Authorization, or MA. There are two types of MAs:

●	The Community MA, which is issued by the EC through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced therapy medicinal products (such as gene therapies, somatic cell therapies and tissue engineered products), and medicinal products that contain a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the Centralized Procedure the maximum time frame for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when the authorization of a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. Under the accelerated procedure the standard 210-day review period is reduced to 150 days.
●	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in other Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

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

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. Even if our product candidates are approved for marketing, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States (such as Medicare and Medicaid), commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. In the United States, the Member States of the European Union and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Reimbursement rules and levels are not harmonized in the European Union and therefore differ from Member State to Member State. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the price and examining the medical necessity and cost effectiveness of medical products and services and imposing controls to manage costs.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, and the cost of these studies would be in addition to the costs required to obtain FDA or other comparable marketing approvals. Even after pharmacogenomic studies are conducted, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. For example, the payor may require co-payments that patients find unacceptably high. Further, one payor’s determination to provide coverage for a product does not assure that such coverage will continue or that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be adequate to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. The insurance coverage and reimbursement status of newly approved products for orphan diseases is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for any such product candidates could limit a company’s ability to generate revenue.

The containment of healthcare costs also has become a priority of federal, state and foreign governments as well as other third-party payors such as statutory health insurance funds and the prices of pharmaceuticals have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented or coverage may be ended in the future.

Outside the United States, we will face challenges in ensuring obtaining adequate coverage and payment for any product candidates we may develop. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities or other third-party payors such as statutory health insurance funds can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of any product candidates we may develop to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

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

Healthcare Laws and Regulations

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Our current and future arrangements with providers, researchers, consultants, third-party payors and customers are subject to broadly applicable federal and state fraud and abuse, anti-kickback, false claims, physician payment transparency and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations include, without limitation, the following:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in-kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation;
●	the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to be made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government. Moreover, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation;
●	the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the CMS, within the HHS, information related to payments and other transfers of value made by that entity to physicians (as defined by statute), certain other healthcare providers beginning in 2022, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;
●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
●	federal government price reporting laws, which require us to calculate and report complex pricing metrics to government programs and which may be used in the calculation of reimbursement and/or discounts on marketed products;
●	the Foreign Corrupt Practices Act, a U.S. law which regulates certain financial relationships with foreign government officials (which could include, for example, certain medical professionals); and
●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers; and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring pharmaceutical manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and pricing information.

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

In the European Union, we may be subject to strict data protection regulations, in particular with regard to health data of individuals pursuant to Art. 4 Nr. 15 of the GDPR, effective since May 25, 2018. The GDPR, together with national legislation, regulations and guidelines of the European Union Member States and the United Kingdom governing the processing of personal data, impose strict obligations with respect to, and restrictions on, the collection, use, retention, protection, disclosure, transfer and processing of personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of data subjects, the transfer of personal data to countries outside the European Union, security breach notifications, and other requirements concerning the security and confidentiality of personal data. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. The standard contractual clauses issued by the European Commission for the transfer of personal data may be similarly invalidated by the Court of Justice of the European Union. On June 4, 2021, the European Commission adopted new standard contractual clauses, which impose on companies additional obligations relating to data transfers, including the obligation to conduct a transfer impact assessment and, depending on a party’s role in the transfer, to implement additional security measures and to update internal privacy practices. It remains to be seen whether these standard contractual clauses will remain available and whether additional means for lawful data transfers will become available. The GDPR imposes special requirements concerning the protection of special categories of personal data which include health and genetic information of data subjects. These special categories of data may only be processed under certain circumstances, including if the data subject consented to such processing or if (i) processing is necessary in order to protect vital interests of the data subject or of another natural person, insofar as the data subject is unable to provide consent for physical or legal reasons; (ii) the data concerned have manifestly been made public by the data subject; (iii) processing is necessary in order to assert, exercise or defend legal claims; or (iv) processing is necessary for the purposes of scientific research and any additional requirements under applicable data protection laws, including national legislation, regulations and guidelines, are met.

Therefore, we may be subject to and our marketing activities may be limited by the regulations regarding the data protection of individuals according to the GDPR, the German Federal Data Protection Act and other applicable data protection laws. These regulations could also restrict the transfer of data from European Union member states to the United States. The general transfer of personal data outside of the European Union is prohibited unless the conditions laid out in Art. 44 et. seq. of the GDPR are fulfilled and an adequate level of data protection can be ensured. Currently the United States is not considered to be a country with an adequate level of data protection, and further contractual arrangements must be adopted to permit the international transfer of personal data to the United States. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the European Union. Guidance on implementation and compliance practices is regularly updated or otherwise revised. The GDPR has increased our responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the relevant data protection regimes. Separately, Brexit could also lead to further legislative and regulatory changes and increase our compliance costs. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and the European Union, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. On June 28, 2021, the European Commission adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from European Union member states to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. For more information regarding the risks related to data security and privacy, see “Risk Factors — Risks Related to Our Business and Industry.”

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

There are additional companies that are working on potential mRNA medicines. Companies with clinical programs with mRNA include BioNTech/Pfizer, Moderna, eTheRNA Immunotherapies, Translate Bio, GlaxoSmithKline Sanofi, AstraZeneca, Merck & Co. and Arcturus Therapeutics and those programs include, Ethris and Genevant Sciences. Specifically, our vaccine candidate, CV2CoV, against COVID-19 is currently the main focus of other pharmaceutical companies, some with more considerable capital resources than ours. For example, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 have been approved by the FDA, EMA and other regulatory agencies, such as BioNTech SE and Pfizer Inc.’s mRNA immunotherapy, BNT162b2, which was granted emergency approval by the FDA on December 11, 2020 and granted conditional marketing authorization by the EMA on December 21, 2020, and Moderna’s mRNA immunotherapy, mRNA-1273, which was granted emergency approval by the FDA on December 18, 2020 and granted conditional marketing authorization by the EMA on January 6, 2021. Thus, we expect intense competition for our vaccine candidate from other pharmaceutical companies not limited to the field of mRNA medicines. In addition, the oncology therapeutics landscape in general is highly competitive and includes large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. It includes both competition from marketed therapies as well as potential new therapeutics in development. We may compete with products with different mechanisms of action as well as against established standards of care. We expect our intratumoral immunotherapy candidates for the treatment of solid tumors to face direct competition from companies such as Moderna and BioNTech in collaboration with Sanofi in addition to several non-mRNA-based approaches.

C.	Organizational Structure

Major subsidiaries are incorporated by reference to Exhibit 21.1 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020. CureVac RNA Printer GmbH, which was founded in 2021, constitutes another major subsidiary of the Company. We are a holding company, and our sole asset is the capital stock of our wholly owned subsidiaries.

D.	Property, Plant and Equipment

Our Manufacturing Platform

We are an integrated biopharmaceutical company with in-house manufacturing capabilities and expertise. We consider our manufacturing process an important part of our strategy that allows us to continuously improve our technology platform and maintain flexibility in clinical development. The close interaction of our technical development and research teams enables us to rapidly implement innovations to the manufacturing process and creates a feedback loop between manufacturing and research. Using this feedback loop, we have created processes and analytics. We control the critical steps of manufacturing in-house as well as for the integrated European vaccine manufacturing network that we are currently building up to increase existing manufacturing capacities with highly experienced Contract Development and Manufacturing Organization partners for each of the key manufacturing steps for CV2CoV or other next generation product candidates. Both of which allow us to drive innovation and to maintain flexibility, and in turn allows us to pivot quickly in pandemic settings such as COVID-19.

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

We are currently operating three GMP-certified suites. Our GMP I/II facility was designed to run up to 14 different products in parallel, using a lab-scale process. The facility covers all steps from starting material pDNA, through mRNA manufacturing to fill and finish. Our GMP I/II facility is dedicated to provide supplies for early clinical development (Phase 1 and 2), with capacity to produce multiple batches per year. In 2019, we expanded our production capacity to meet the increasing demands for clinical studies and future initial commercial supply by adding a GMP III facility. In contrast to the GMP I/II facility, our GMP III facility allows us to achieve additional scale and reduce manufacturing process time. Our GMP III facility focuses on the production of mRNA, and we currently use CMOs for starting material plasmid DNA, or pDNA. We are in the process of adding the formulation step and expect a first GMP manufacturing run including formulation in the fourth quarter of 2022. Our GMP III facility is intended to provide supply for our late-stage clinical studies and initial market supply and is based on a new scalable process design compared to our GMP I/II facility. We are currently in the process of building a GMP IV facility, which is being designed to cover all manufacturing steps from starting material to formulation, to support our future commercial launches, as shown in the picture below. We have established a broad and integrated European vaccine manufacturing network with highly experienced Contract Development and Manufacturing Organization partners for each of the key manufacturing steps for CVnCoV to accelerate the delivery of pandemic-scale vaccine volumes.

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

Our vision is to have a flexible, mobile and automated end-to-end solution for the different fields of application. Our objective is to cover the entire production stream, and we believe efficient accompanying analytics will help to rapidly produce high-quality material. All data generated during production would be collected to further improve production processes and product development.

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

We are also constructing a new manufacturing facility, designed for the development of a GMP production process on a large industrial-scale, from starting material to formulation, for future market supply (GMP IV). This GMP IV facility, which is intended to produce IMPs that serve our future late-stage clinical trials and market supply, is expected to be approximately 86,000 square feet. Currently, we have completed the shell of the GMP IV facility and expect to open it in the second half of 2022. The GMP IV facility was supported by the European Investment Bank. The expected cost of completion for GMP IV is €150.8 million, and as of December 31, 2021, we have spent €59.0 million on completing the GMP IV facility. In addition, we lease land and buildings for our offices. We lease an aggregate of approximately 210,000 square feet, in Germany and the United States. The following table summarizes information with respect to the principal facilities leased by us:

Area
Location	(Approximate Sq. Feet)
Germany:
Tübingen	189,000
Frankfurt am Main	8,600
Total	197,600
United States:
Boston	12,900
Total	12,900
Total	210,500

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with CureVac’s audited consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 and the notes thereto, included elsewhere in this Annual Report as well as the information presented under “Item 3. Key Information — A. Selected Financial Data.” Financial information presented in the consolidated financial statements for periods prior to the completion of our corporate reorganization is that of CureVac AG, our wholly owned subsidiary. The consolidated financial statements of CureVac N.V. are a continuation of the historical consolidated financial statements of CureVac AG. CureVac AG was acquired by CureVac B.V., which subsequently converted into CureVac N.V., on August 14, 2020 as part of our corporate reorganization. CureVac B.V. had no assets, liabilities or contingent liabilities until the completion of our corporate reorganization. Following the corporate reorganization, CureVac N.V. became the holding company of CureVac AG and the historical consolidated financial statements of CureVac AG included in this Annual Report became the historical consolidated financial statements of CureVac N.V. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report.

Key Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our results of operations include:

Research and Development Expenses

Our ability to successfully pioneer a robust mRNA technology platform and develop innovative product candidates will be the primary factor affecting our future growth and development. Our approach to the discovery and development of product candidates based on mRNA technology is still being demonstrated. As such, we do not know whether we will be able to successfully develop any products. Developing novel product candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. We have chosen to leverage our platform to initially focus on advancing our product candidates in the areas of prophylactic vaccines, oncology and molecular therapy.

For more information on our proprietary technology and clinical development pipeline, see “Item 4. Information on the Company — B. Business Overview — Our Product Portfolio.”

All of the product candidates are still in development, and we have incurred and will continue to incur significant research and development costs for preclinical studies and clinical trials. We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates. Due to our accelerated efforts to develop our first-generation COVID-19 vaccine candidate, CVnCoV, we incurred research and development expenses that significantly exceeded our historical levels of research and developments expenses. Additionally, our October 2021 notification to the European Commission of the withdrawal of our regulatory approval application for CVnCoV resulted in our recognition of several expenses, which have contributed to our increased expense levels, but which we do not expect to recur in future periods. In April 2021, we entered into a collaboration agreement with GSK for the development of a broad second-generation COVID-19 vaccine program. CV2CoV, a non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within LNPs, is the first representative of our second-generation COVID-19 vaccine program presently at a preclinical development stage. Within the second-generation COVID-19 vaccine program, we plan to extend our technology platform also to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. We expect to incur significant expenses related to such second-generation vaccine candidates. But, as we and GSK agreed to equally share the development costs for GSK COVID products, our current level of research and development expenses will not continue to increase in the level as it did from 2020 to 2021. Once we conclude our research and development efforts related to a selected second-generation vaccine candidate, we expect that our research and development expenses shall be consistent with our past trends before the COVID-19 pandemic, but we may find it necessary to continue such current trend with respect to our research and developments expenses or we may continue to increase further our research and development expenses. For example, we may continue to increase our research and development expenses for future research and development related to the next-generations of our COVID-19 vaccine candidates, such as for our second-generation COVID-19 vaccine candidates or may pursue new indications with our technology platform.

We have historically funded the research and development expenses primarily through public offerings of our common stock, private placements of equity securities, convertible loans, grants from government agencies and similar bodies and payments for collaborative research and development services with strategic partners. In addition, we signed an advance purchase agreement, or APA, with the EC that provided substantial support for our efforts to advance our first-generation vaccine candidate, CVnCoV. In October 2021, we notified the European Commission of the withdrawal of our regulatory approval application for CVnCoV, which automatically terminated the APA.

Our and Our Collaborators’ Ability to Commercialize Our Product Candidates

Our ability to generate revenue from our product candidates depends on our and our collaborators’ ability to successfully advance clinical trials for our product candidates and receive regulatory approval, particularly in the United States, Europe, and other major markets.

We believe that our broad portfolio of product candidates with both novel and validated targets enhances the likelihood that our research and development efforts will yield successful product candidates. Nonetheless, we cannot be certain if any of our product candidates will receive regulatory approvals. Even if such approvals are granted, we will thereafter need to maintain manufacturing and supply arrangements and engage in extensive marketing prior to generating any revenue from such products, and the ultimate commercial success of our products will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies on the market. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Development, Clinical Testing and Commercialization of Our Product Candidates.”

The competitive environment is also an important factor with the commercial success of our product candidates, and our ability to successfully commercialize a product candidate will depend on whether there are competing product candidates being developed or already marketed by other companies.

We currently do not have any product candidates that have received regulatory approval. As such, we have not incurred any material commercialization expenses in connection with an approved product candidate. In February 2021, we initiated a rolling submission for our first generation COVID-19 vaccine candidate, CVnCoV, with the EMA, which was designed to allow the EMA to assess CVnCoV’s compliance with standards for vaccine efficacy, safety and pharmaceutical quality as a prerequisite for a formal market authorization application. Later in 2021, EMA informed us that the EMA would not start reviewing our submission for CVnCoV before the beginning of 2022. As a result, we estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. Data on the efficacy of CVnCoV was generated and published in June 2021. This efficacy data did not live up to our pre-trial expectations and fell behind the efficacy of competing COVID-19 vaccine products. The application for the marketing authorization for CVnCoV was withdrawn in early October 2021, as a necessary reaction to the efficacy data as well as the concerns and uncertainties resulting from such data on the granting of a marketing authorization and the expected concerns of prescribers and patients to use a COVID-19 vaccine with a lower efficacy compared to the vaccines already available on the market. After the withdrawal of the application for a marketing authorization for CVnCoV, we focus our efforts on second-generation mRNA vaccines. The decision is aligned with the evolving dynamics of the pandemic response toward greater need for differentiated vaccines with the gradual transition from an acute pandemic to an endemic SARS-CoV-2 environment. In connection with the regulatory approval process, and in preparation for the commercialization of a second-generation COVID-19 vaccine, we expect our expenses related to commercialization to significantly decrease in the short-term due to our past commercialization efforts for CVnCoV. However, we expect that our expenses related to commercialization will significantly increase in the long-term if a second-generation COVID-19 vaccine candidate reaches late clinical stages, but we expect that this increase in expenses will be mitigated by the GSK COVID Agreement, as described below. As part of the commercialization process of CVnCoV, we also entered into strategic partnerships with Bayer for the development, production and distribution of CVnCoV. In addition, pursuant to a preliminary agreement regarding the secondary manufacturing of CVnCoV we entered into with GSK, GSK would have supported the secondary manufacturing of up to 100 million doses of CVnCoV in 2021. Additionally, we also partnered with Fareva, Rentschler Biopharma SE, and Novartis AG, among others, to develop an integrated European manufacturing network. Due to our decision to withdraw CVnCoV from the regulatory approval process and focus our efforts on second-generation mRNA vaccine, separate agreements with Celonic and Wacker were terminated.

Our Collaborations, Related License Agreements and Advance Purchase Agreements

Our results of operations have been, and we expect them to continue to be, affected by our contractual collaborations with third parties for the development and commercialization of certain of our product candidates. In addition, our future results of operation may be affected by future advance purchase agreements for our COVID-19 vaccine candidates. To date, our revenues have been recognized pursuant to license and collaboration agreements, which include up-front payments for licenses or options to obtain licenses, milestone payments, payments for product sales and payments for research and development services. Grants from government agencies or similar bodies are recognized as other operating income or as a reduction to depreciation and amortization expense recognized from assets purchased under the associated arrangements.

We have entered into strategic collaborations and license agreements with third parties. In addition, on November 30, 2020, we entered into an advance purchase agreement, or APA, with the European Commission, or EC, which provided for the advance purchase by the commission of our first-generation vaccine candidate, CVnCoV. In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which automatically terminated the APA. As part of our business development strategy, we aim to increase the number of our strategic collaborations in order to derive further value from our platform and more fully exploit the potential of our collaborations and license agreements.

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

GlaxoSmithKline

In July 2020, we entered into a Collaboration and License Agreement with GSK, which we refer to as the 2020 GSK Agreement, pursuant to which we are collaborating with GSK to research, develop and commercialize prophylactic and therapeutic non-replicating mRNA-based vaccines and antibodies targeting infectious disease pathogens. The 2020 GSK Agreement was amended and restated in April 2021, September 2021, February 2022 and March 2022.

GSK paid us an up-front payment of €120 million and is required to pay us a manufacturing capacity reservation fee of €30 million following a certain regulatory milestone event, which is creditable against future milestone payments. We are eligible to receive up to between €28 million to €45 million in development milestone payments, €32 million to €35 million in regulatory milestone payments and €70 million to €100 million in commercial milestone payments, depending on the product. Under the 2020 GSK Agreement, we granted GSK an exclusive option to add additional products in the field of infectious diseases to the license granted under the 2020 GSK Agreement and upon each exercise of such option, and GSK is required to compensate us for certain development costs and pay any accrued milestone payments. GSK additionally has the right to replace products licensed under the 2020 GSK Agreement and if the replacement product was already under development by us, GSK must compensate us for certain development costs and pay any accrued milestone payments. We are additionally eligible to receive tiered royalty payments ranging from a single-digit percentage to a low teens percentage on net sales, subject to certain customary reductions. GSK is required to compensate us for certain development and regulatory costs we may incur in connection with our performance of our obligations under the 2020 GSK Agreement, and we are eligible to receive up to €20,000 in reimbursements for expenses incurred recording or registering the licenses granted under the 2020 GSK Agreement. We retain the right to commercialize products developed under the 2020 GSK Agreement in Germany, Austria and Switzerland, as GSK’s exclusive distributor in these markets. Under any such distribution agreement to be entered into between us and GSK, we will be required to purchase supply from GSK and pay GSK a low thirties percentage royalty on net sales. Pursuant to the amendment in September 2021, we and GSK are required to complete certain development activities set forth in updated development plans. We and GSK agree to decide whether the products required for clinical studies will be manufactured by us, GSK or jointly.

Additionally, in April 2021, we entered into a new collaboration agreement with GSK, which we refer to as the GSK COVID Agreement, pursuant to which we are collaborating with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as our second-generation COVID-19 vaccine candidate, CV2CoV. These vaccine candidates may either be used to protect unvaccinated individuals or to serve as boosters in the event that SARS-CoV-2 immunity gained from an initial vaccination reduces over time. The GSK COVID Agreement was amended and restated in September 2021 and March 2022. Pursuant to the amendment in September 2021, we and GSK are required to complete certain development activities with respect to the GSK COVID Products set forth in updated development plans. We and GSK agree to decide whether the GSK COVID Products required for clinical studies will be manufactured by us, GSK or jointly.

Under the GSK COVID Agreement, GSK has paid us an up-front payment of €75 million. We and GSK agreed to equally share all development costs for GSK COVID Products, subject to certain exceptions. We and GSK will share all net profits generated from sales of GSK COVID Products, other than Combination Products, under profit sharing arrangements that in certain cases vary depending upon the GSK COVID Product in question, the time of sale, the number of doses sold and the party to whom the sale is made. We are eligible to receive tiered royalty payments ranging from a sub-teen percentage to a mid-teens percentage on net sales of Combination Products, subject to certain customary reductions. Under the GSK COVID Agreement we have the right to commercialize GSK COVID Products in Austria, Germany and Switzerland and if we exercise such right, our sales of GSK COVID Products, other than Combination Products will be subject to the profit share and we will be required to pay GSK a high-teen percentage royalty on net sales of all Combination Products in such countries.

Genmab

In December 2019, we entered into a Collaboration and License Agreement, which we refer to as the Genmab Agreement, with Genmab to research and develop up to four potential differentiated mRNA-based antibody products, to be selected by Genmab, based on the combination of our proprietary RNAntibody technology with Genmab’s proprietary antibody technology for the treatment of human diseases. We will collaborate on research to identify an initial product candidate designed to express a certain Genmab proprietary antibody, and we will contribute a portion of the overall costs for the development of such product candidate, until submission of an IND. Genmab will thereafter be responsible for the development and commercialization of the product candidate. Under the Genmab Agreement we further grant Genmab a license for the preclinical development of up to four additional mRNA antibody product concepts and options to obtain commercial licenses under our mRNA technology to develop, manufacture and commercialize product candidates for up to three of such product concepts.

Under the terms of the Genmab Agreement, Genmab paid us a $10 million up-front fee and made a €20 million equity investment in March 2020. Genmab will be obligated to pay us a $0.5 million reservation fee upon the selection of each additional product concept for development under the Genmab Agreement and $5 million upon selection of a product targeting Genmab’s proprietary antibody for further development and commercialization. Genmab is additionally required to pay us up to $30 million in option exercise fees. If Genmab exercises any of its options to obtain commercial licenses for the additional mRNA antibody concepts, Genmab would fund all research and would develop and commercialize any resulting product candidates. We are additionally eligible to receive up to between $25 million and $43 million in development milestone payments, $100 million and $125 million in regulatory milestone payments and $150 million and $200 million in commercial milestone payments for each product, depending on the specific product concept. In addition, we are eligible to receive a mid single-digit to low teens percentage tiered royalty on aggregate net sales of licensed products, on a per-product basis and subject to certain customary reductions. If Genmab grants a sublicense to the initial product candidate developed under the Genmab Agreement before a certain milestone event, Genmab must pay us a one-time $10 million payment. We are responsible for any payments to third parties related to the LNP technology we license to Genmab for use in relation to the initial product candidate developed under the Genmab Agreement and a portion of such payments with respect to LNP technology used in the additional product concepts. We retain an option to participate in development and commercialization of one of the potential additional mRNA antibody product concepts under predefined terms and conditions. In the event we exercise such right, we must pay Genmab a one-time payment of $3 million and refund any option fee paid by Genmab with respect to such product. As of December 31, 2021, we have received $1.0 million in development cost reimbursements and we have not received any reservation, product selection, option exercise or sublicense fees or milestone or royalty payments.

Arcturus

In January 2018, we entered into a Development and Option Agreement, which we refer to as the Arcturus Agreement, with Arcturus, which provides us with access to Arcturus LNP formulation technology which we use in combination with our mRNA technology. We paid Arcturus an up-front fee of $5 million and must pay an extension fee of $1 million if we exercise our option to extend the initial term of the Arcturus Agreement beyond July 2023. We are required to reimburse Arcturus for certain costs incurred in connection with development activities and provide certain FTE funding. We are additionally required to pay up to an aggregate of $5 million in connection with our acceptance of the irrevocable offer to obtain licenses for further development and commercialization of selected targets. Under each license agreement to be entered into in connection with our acceptance of the irrevocable offer, we will additionally be required to make certain royalty payments, which are not in excess of 10% on net sales of licensed products, and pay Arcturus up to $6 million in development milestone payments, $9 million in regulatory milestone payments and $8 million in commercial milestone payments. As of December 31, 2021, we have made payments totaling $5.5 million to Arcturus reimbursing Arcturus for development costs and in connection with our FTE funding obligations, and we have not accepted the irrevocable offer with respect to any target and therefore have not paid any acceptance fees or made any milestone or royalty payments to Arcturus.

Acuitas

In April 2016, we entered into a Development and Option Agreement, which as amended we refer to as the Acuitas Agreement, with Acuitas, which provides us with access to Acuitas LNP formulation technology that we use in combination with our mRNA technology. We are required to pay Acuitas annual target reservation and maintenance fees of up to $1.4 million if we reserve the maximum number of targets permitted under the Acuitas Agreement and to reimburse Acuitas for certain costs incurred in connection with development activities and certain FTE costs. We are additionally required to pay an option exercise fee ranging from $50,000 to $2 million upon each exercise of our option to obtain a license for further development and commercialization with respect to a selected target, subject to certain additional fees ranging from $10,000 to $200,000 for the exercise of our option for certain other vaccine targets. We paid Acuitas a $5 million up-front fee in connection with an amendment to the Acuitas Agreement dated July 2020 and, upon each exercise of our option to exchange a vaccine target licensed under any non-exclusive license, we are required to pay an exchange fee of $3 million. We additionally paid Acuitas a $3 million up-front fee in connection with an amendment to the Acuitas Agreement dated December 2020 and are required to pay an additional $250,000 in April 2022 and April 2023 for each of certain options not yet exercised. Under each license agreement in connection with our exercise of our option, we will additionally be required to make low single-digit percentage tiered royalty payments and must pay up to between $1.1 million and $9 million in development milestone payments, $1.3 million and $7 million in regulatory milestone payments and $1.3 million and $7 million in commercial milestone payments, depending on whether the license is exclusive or non-exclusive and the number of options exercised to date. As of December 31, 2021, we have exercised our option to obtain a non-exclusive license to fourteen targets. As of December 31, 2021, we have paid Acuitas $3.6 million in reservation and option exercise fees and have made payments totaling $8.1 million reimbursing Acuitas for development costs and LNP batches and in connection with our FTE funding obligations.

For each option that we have exercised under the Acuitas Agreement, we have entered into a non-exclusive license agreement with Acuitas with respect to such optioned target, all based on the same form agreement, which we refer to as the Acuitas License Agreements. We are required to pay Acuitas up to between $1.1 million and $1.6 million in development milestone payments, $1.3 million and $1.8 million in regulatory milestone payments and $1.3 million and $1.8 million in commercial milestone payments under each Acuitas License Agreement, and we must pay Acuitas annual fees ranging from $5,000 to $10,000 for any additional protein targeted by a vaccine product licensed under each Acuitas License Agreement after a certain milestone event. We additionally are obligated to pay Acuitas a low single-digit percentage royalty on net sales of licensed products. As of December 31, 2021, we have made $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to Rabies RAV-G, and we have made $1.4 million in development milestone payments (Phase I, Phase II and Phase III milestone payments) to Acuitas with respect to the license agreement relating to the SARS-CoV-2 Spike protein S and have not made any royalty payments.

CRISPR Therapeutics

In November 2017, we entered into a Development and License Agreement, which, as amended by an amendment entered into in June 2020, we refer to as the CRISPR Therapeutics Agreement, with CRISPR Therapeutics, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. Under the CRISPR Therapeutics Agreement, we granted CRISPR Therapeutics an exclusive worldwide license to use our improved Cas9 constructs for the development and commercialization of three of its in vivo gene-editing programs for certain diseases.

CRISPR Therapeutics has paid us an up-front one-time technology access fee of $3 million and we are eligible to receive up to $13 million in development milestone payments, $33 million in regulatory milestone payments and $133 million in commercial milestone payments, as well as mid single-digit percentage royalties from CRISPR Therapeutics on the net sales of licensed products on a product-by-product and country-by-country basis, subject to certain potential customary reductions. Additionally, CRISPR Therapeutics will make payments to us for services provided by us in conjunction with research programs under the CRISPR Therapeutics Agreement. In the event CRISPR Therapeutics exercises its right to sublicense under the agreement, CRISPR Therapeutics must pay us a low teens to mid-twenties percentage of any non-royalty sublicense income, depending on the timing of the sublicense and whether the sublicense is granted through an affiliate of CRISPR Therapeutics. As of December 31, 2021, we have received €3.6 million in payments for the supply of materials and FTE cost, development reimbursements and up-front one-time technology access fee and no milestone, royalty or sublicense fee payments.

Boehringer Ingelheim

In August 2014, we entered into an Exclusive Collaboration and License Agreement, which we refer to as the Boehringer Agreement, with Boehringer Ingelheim GmbH, or Boehringer Ingelheim, whereby we granted Boehringer Ingelheim exclusive global rights for development and commercialization of our investigational therapeutic mRNA vaccine BI 1361849 (formerly CV9202) formulated with our protamine technology. We received an up-front payment of €30 million, as well as, an option fee payment of €5 million and an additional €7 million in development milestone payments and as of March 31, 2021, we received €7.6 million for the supply of materials and reimbursing us for development costs. In June 2021, Boehringer Ingelheim provided notice of its intention to terminate the Boehringer Agreement. The termination became effective on November 17, 2021. Upon termination of the Boehringer Agreement, the rights and licenses granted by us to Boehringer Ingelheim reverted back to us, provided that Boehringer Ingelheim has the right to sell off existing inventory of BI 1361849 (formerly CV9202) for a certain period. In addition, Boehringer Ingelheim must assign to us all regulatory approvals or applications and grant us a non-exclusive, cost-free, perpetual and worldwide license to intellectual property held by Boehringer Ingelheim that has been used in the development, manufacture or commercialization of BI 1361849 (formerly CV9202) or any other product developed under the Boehringer Agreement. We and Boehringer Ingelheim are currently assessing options to continue a collaboration based on state-of-the-art LNP-based formulations.

Bill & Melinda Gates Foundation

In May 2014, we were awarded a grant from the Bill & Melinda Gates Foundation for the development of a vaccine for rotaviruses, as amended in November 2020, for up to $2.8 million in funding. As of December 31, 2021, we have received $2.8 million in funding under the agreement. In March 2015, the Bill & Melinda Gates Foundation made an equity investment of $40 million to support continued development of our RNA technology platform and the construction of an industrial-scale cGMP production facility. We entered into a Global Access Commitments Agreement with the Bill & Melinda Gates Foundation in February 2015 pursuant to which we are required to take certain actions to support the Bill & Melinda Gates Foundation mission. In connection with the investment by the Bill & Melinda Gates Foundation, we are required to conduct development activities for up to three concurrent projects to be proposed by the Bill & Melinda Gates Foundation. The costs of such projects will be allocated on a project-by-project basis in proportion to the allocation of the expected benefits.

In November 2016, in connection with the Global Access Commitments Agreement, we were awarded a grant for up to $0.9 million in funding from the Bill & Melinda Gates Foundation for the development of a vaccine for picornaviruses. As of December 31, 2021, we have received $0.7 million in funding under the picornaviruses grant agreement. In November 2017, we were awarded two additional grants each for up to $1.9 million and $1.5 million in funding from the Bill & Melinda Gates Foundation for the development of a universal influenza and a malaria vaccine, respectively. By an amendment entered into November 2020, our grant for the development of a malaria vaccine was increased by an additional $0.8 million. As of December 31, 2021, we have received $1.9 million and $2.2 million, respectively, in funding under each grant agreement.

Coalition for Epidemic Preparedness Innovations

In February 2019, we entered into a framework partnership agreement, which as amended we refer to as the CEPI Agreement, with the Coalition for Epidemic Preparedness, or CEPI, to develop our RNA Printer using certain intellectual property controlled by us covering the development and manufacture of mRNA products, as well as certain additional intellectual property licensed to us. In connection with the CEPI Agreement we have entered into work orders for the preclinical development of a Lassa virus vaccine, a yellow fever vaccine and our rabies virus vaccine. In addition, we entered into a work package for the preclinical development and a Phase 1 clinical trial for our first-generation COVID-19 vaccine candidate, CVnCoV. The CEPI Agreement terminated in Feburary 2022, except with respect to certain ongoing projects, which are contemplated to be completed in March 2023. CEPI agreed to contribute up to $34 million in funding for projects undertaken under the CEPI Agreement and an additional $15.3 million in connection with development of CVnCoV. As of December 31, 2021, we have received €26.4 million in funding for projects undertaken under the CEPI Agreement.

Tesla Grohmann

In November 2015, we entered into a development and intellectual property agreement, which we refer to as the Tesla Grohmann Agreement, with Tesla Grohmann, pursuant to which Tesla Grohmann agreed to design, develop and manufacture certain automated manufacturing machines on our behalf. We are obligated to pay Tesla Grohmann a fee for each machine delivered by Tesla Grohmann and up to $50 million to $60 million in commercial milestone payments as well as certain development costs under each associated work order. As of December 31, 2021, we have paid Tesla Grohmann €13 million to €14 million in development costs under various work orders, and we have not paid any fees for machines provided under the Tesla Grohmann Agreement or made any milestone payments.

Eli Lilly License and Collaboration Agreement

In November 2017, we entered into a global immuno-oncology collaboration with Eli Lilly focused on the development and commercialization of cancer vaccine products based on our proprietary RNActive® technology, which we refer to as the Eli Lilly Agreement. In 2017, we received an up-front payment of $50 million and an equity investment of €45 million and as of December 31, 2021, we have received €14.6 million in payments for the supply of materials and reimbursements for development costs. In June 2020, we entered into a termination agreement with Eli Lilly, which we refer to as the Eli Lilly Termination Agreement, and all licenses, and Eli Lilly’s payment obligations, under the Eli Lilly Agreement terminated.

Advance Purchase Agreement for our First-Generation COVID-19 Vaccine Candidate

On November 30, 2020, we entered into an APA with the EC, acting on behalf and in the name of all Member States of the European Union, which provided for the advance purchase by the Member States of 225 million doses of the vaccine to be allocated among the Member States and the option to purchase up to an additional 180 million doses. Pursuant to the APA, we received an up-front payment of €450 million. Such up-front payment had to be used solely for the development and commercial supply of CVnCoV. We are required to return any unspent amounts of the up-front payment if, among others, we fail to successfully develop CVnCoV or if we successfully develop CVnCoV, but we do not receive EU marketing authorization or fail to supply any doses of CVnCoV to any of the Member States by late 2021, unless we and the EC mutually agree to a later date. In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, CureVac would only return the unspent amount of the up-front payment. In the context of the APA, “spent” means either costs incurred or commitments made in connection with the purposes set forth in the APA. On March 8, 2022, we received a letter signed by the EC acknowledging and outlining that we will not be required to return any portion of the up-front payment. Due to the termination of the APA, we will not receive any further payments related to the APA.

In other respects, upon the EC’s request, we will transfer any raw materials and/or primary components paid for with the up-front payment that were not used as of the termination date. Additionally, should the EC request, or should we successfully sell, any raw materials and/or primary components, then an applicable portion of such raw materials, primary components or proceeds, as the case may be, will be remitted to the EC. This repayment agreement expires at the end of 2022.

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2021

We have based the following discussion of our financial condition and results of operations on our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2021 and the notes thereto, included elsewhere in this Annual Report and which have been retrospectively adjusted to reflect the impact of the share split resulting from the Corporate Reorganization.

The following is a discussion of our consolidated results of operations for each of the years ended December 31, 2020 and December 31, 2021. This information is derived from our accompanying consolidated financial statements prepared in accordance with IFRS as issued by IASB.

The following table summarizes our results of operations for the fiscal year ended December 31, 2020 and 2021:

	For Years Ended
	December 31,
	2020	2021

	(in thousands of euros, except
	per share data)
Statement of Operations and Comprehensive Income (Loss) Data:
Revenue	48,871	102,990
Cost of sales	(14,173)	(238,195)
Selling and distribution expenses	(733)	(815,907)
Research and development expenses	(113,808)	(853,157)
General and administrative expenses	(53,554)	(100,402)
Income from release of governmental contract liabilities	—	574,502
Other operating income	24,150	67,702
Other operating expenses	(568)	(1,210)
Operating loss	(109,815)	(412,263)
Finance income	2,070	10,103
Finance expenses	(22,103)	(10,338)
Loss before income tax	(129,848)	(412,498)
Income tax benefit	726	782
Net loss	(129,122)	(411,716)
Other comprehensive income/loss:
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments	35	(91)
Total comprehensive loss	(129,087)	(411,807)
Net loss per share (basic and diluted)	(0.98)	(2.21)

Revenue

Revenue was €103.0 million for the year ended December 31, 2021, representing an increase of €54.1 million, or 110.6%, from €48.9 million for the year ended December 31, 2020. The increase was primarily driven by increased revenues from our collaborations with GSK and the termination of the Boehringer Agreement. In total, for both the 2020 GSK Agreement and the GSK COVID Agreement, for the year ended December 31, 2021, revenue of €74.3 million was recognized, compared to €8.8 million in the same period of the prior year. Due to the termination of the Boehringer Agreement, the remaining contract liability, related to the up-front payment, was being recognized over a shorter period through November 17, 2021, the termination date. In addition, an option fee payment of €5 million and the additional €7 million development milestone were recognized. For the year ended December 31, 2021, €26.0 million was recognized, compared to €1.9 million in the same period of the prior year.

In the year ended December 31, 2020, revenue primarily consisted of €34.9 million recognized from the collaboration with Eli Lilly, including €33.1 million in contract liabilities from an up-front payment which was recognized in revenue upon termination of the collaboration as no further performance obligation remained.

Cost of Sales

Cost of sales was €238.2 million for the year ended December 31, 2021, representing an increase of €224.0 million, or 1,577%, from €14.2 million for the year ended December 31, 2020. The increase was primarily attributable to recognition of expenses related to ineffective set-up activities of several contracted CMOs and, to a lesser extent, write-offs related to inventory in the period preceding the withdrawal of the EMA application for CVnCoV.

	For the Years Ended
	December 31,
	2020	2021

	(in thousands of euros)
Personnel	(2,896)	(22,159)
Materials	(1,598)	(46,250)
Third-party services	(2,652)	(145,515)
Maintenance and lease	(1,016)	(2,874)
Amortization, depreciation and derecognition	(5,913)	(21,262)
Other	(98)	(135)
Total	(14,173)	(238,195)

Selling and Distribution Expenses

Selling and distribution expenses were €1.7 million for the year ended December 31, 2021, representing an increase of €1.0 million, or 143%, from €0.7 million in the year ended December 31, 2020. The increase was primarily attributable to the recruiting of personnel for business development.

	For the Years Ended
	December 31,
	2020	2021

	(in thousands of euros)
Personnel	(631)	(1,369)
Amortization and depreciation	(98)	(86)
Other	(4)	(288)
Total	(733)	(1,743)

Research and Development Expenses

Research and development costs were €815.9 million for the year ended December 31, 2021, representing an increase of €702.1 million, or 617%, from €113.8 million in the year ended December 31, 2020. The increase was primarily attributable to significantly higher research and development costs from our Phase 2/3 clinical trial for CVnCoV. The increase mainly consists of costs incurred to clinical research organizations, including an onerous contract provision for the remaining unavoidable and anticipated costs for completing the CVnCoV clinical trials, as we have an obligation to continue monitoring trial participants, and the cost of compensating personnel involved in the development of CVnCoV.

In addition, the increase was also driven by recognition of expenses related to settlement costs related to the termination of several CMO contracts and to write-offs of CVnCoV-related prepayments and inventory.

	For the Years Ended
	December 31,
	2020	2021

	(in thousands of euros)
Materials	(29,834)	(232,292)
Personnel	(21,313)	(33,733)
Amortization and depreciation	(2,578)	(4,259)
Patents and fees to register a legal right	(7,337)	(11,157)
Third-party services	(51,306)	(531,827)
Maintenance and lease	(717)	(347)

Other	(723)	(2,292)
Total	(113,808)	(815,907)

The following table reflects our research and development costs for each of our programs for the year ended December 31, 2020 and 2021:

	For the Years Ended
	December 31,
	2020	2021

	(in thousands of euros)
Key Programs (CV8102, CV7202, CV2CoV and CVnCoV)
CV8102	(11,129)	(6,591)
CV7202	(5,726)	(518)
CV2CoV	—	(5,782)
CVnCoV	(52,701)	(753,627)
Other Research and Development Programs	(14,389)	(4,610)
Unallocated costs(1)	(29,863)	(44,779)
Total	(113,808)	(815,907)
(1)	Unallocated costs primarily consist of costs associated with personnel expenses, patents and fees to register a legal right, amortization and depreciation, maintenance and lease expenses, certain third-party service expenses and certain material expenses.

Our research and development expenses increased significantly compared to our expenses in 2020. Such increased research and development expenses primarily relate to the following key programs:

●	Our mRNA vaccine program, CVnCoV against SARS-CoV-2.
●	Our second-generation mRNA vaccine program, CV2CoV against SARS-CoV-2, which is being co-developed with GSK. The Phase 1 clinical trial for CV2CoV started in the first quarter of 2022.
●	Our lead oncology program, CV8102, which is currently in a Phase 1 dose escalating clinical trial for four types of solid tumors as a monotherapy and in combination with anti-PD-1 and an expansion of the Phase 1 study to confirm the safety, tolerability and efficacy of CV8102 at a 600μg dose, the selected dose to be advanced in a Phase 2 clinical trial.

After the withdrawl of the application we expect our expenses to be on lower with our planned operations.

General and Administrative Expenses

General and administrative expenses were €100.4 million for the year ended December 31, 2021, representing an increase of €46.8 million, or 87%, from €53.6 million in the year ended December 31, 2020. The increase was primarily attributable to consulting services for product launch readiness, personnel related costs from an increased headcount and higher expense recognized on share-based payments awards made subsequent to the year ended December 31, 2020.

	For the Years Ended
	December 31,
	2020	2021

	(in thousands of euros)
Personnel	(29,884)	(37,393)
Maintenance and lease costs	(2,505)	(4,306)
Third-party services	(6,914)	(28,875)
Legal and other professional services	(3,531)	(9,230)
Amortization and depreciation	(6,020)	(8,895)
Other	(4,700)	(11,703)
Total	(53,554)	(100,402)

Income from release of governmental contract liabilities

On November 30, 2020, we entered into an Advance Purchase Agreement (APA) with the European Commission (EC), acting on behalf and in the name of all Member States of the European Union. The APA provided for the advance purchase by the Member States of 225 million doses of our SARS-CoV-2 vaccine. In order to support our accelerated efforts to develop a safe and effective vaccine, the APA provided for support to our operations in the form up-front payments. The first up-front payment of €450 milliom was paid by the EC on behalf of the Member States and was, as of December 31, 2020, included in contract liabilities.

In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, CureVac would only return the unspent amount of the up-front payment. In the context of the APA, “spent” means either costs occurred, or commitments made in relation to the purpose as set out in the APA. We were able to demonstrate that the up-front payment was used in accordance with the contract and no repayment was required. As a result, the contract liability amounting to €450 million is be released and recognized as income in the fourth quarter of 2021.

Due to the material magnitude of the amount, its non-recurring nature and to better enable comparability to past performance and predictability of future performance, CureVac recognized the €450 million as income and presented it in an additional line item in the statement of operations under “Income from release of governmental contract liabilities.”

In 2020, the Company announced with the German Federal Ministry of Education and Research (Bundesministerium für Bildung und Forschung), or BMBF, a German government-related entity, established a grant to support the development and production of its COVID-19 vaccine candidates. In July 2020, CureVac applied for this grant as part of a special program to accelerate the research and development of urgently needed vaccines against SARS-CoV-2. The grant amounted up to €252 million and the payments were contingent on reaching predefined milestones. Based on the terms and conditions of the arrangement, the Company assessed the arrangement as having two components: a grant component and a supply component. Both were separated. The amount attributed to the supply of future deliveries was determined based on the relative stand-alone selling price of the vaccine observed in similar arrangements and is presented in contract liabilities.

The Company reached all the predefined milestones for 2020 and therefore received €103 millions in the year then ended. Due to the withdrawal of the EMA regulatory approval application for CVnCoV, CureVac was not able to reach all predefined milestones in 2021. From 2020 to December 2021, CureVac received a total of €196.3 million. In November 2021, CureVac notified BMG of the inability to supply CVnCoV, triggering the automatic termination of the supply agreement. As a result, the contract liability of €124 million also was released and was recognized as income in the fourth quarter of 2021.

Consistent with the rationale and treatment described above under the APA with the EC, CureVac recognized the €124 million as income and presented it in an additional line item “Income from release of governmental contract liabilities.”

Other Operating Income

Other operating income was €67.7 million in the year ended December 31, 2021, representing an increase of €43.5 million or 180%, from €24.2 million for the year ended December 31, 2020. The increase was primarily attributable to an increase in amounts recognized from grants from government agencies and similar bodies, primarily the German Federal Ministry of Education and Research, or BMBF.

Other Operating Expense

Other operating expense was €1.2 million in the year ended December 31, 2021 representing an increase of €0.6 million, or 100%, from €0.6 million for the year ended December 31, 2020. Other operating expense related primarily to compensation expense of our supervisory board.

Finance Income

Finance income was €10.1 million for the year ended December 31, 2021, representing an increase of €8.0 million, or 381%, from €2.1 million for the year ended December 31, 2020. The increase was mainly attributable to higher foreign exchange gains.

Finance Expenses

Finance expenses were €10.3 million for the year ended December 31, 2021, representing a decrease of €11.8 million, or 53%, from €22.1 million for the year ended December 31, 2020. The increase was mainly related to less negative interest on cash, which is being held in liquid funds to be available for use for CVnCoV wind down activities and CV2CoV development and manufacturing activities. The financial expenses from the year ended December 31, 2020, were mainly related to interest recognized on convertibale loans which were fully repaid in August 2020.

Income Tax Benefit (Expense)

An income tax benefit of €0.8 million for the year ended December 31, 2021, representing an increase of €0.1 million, or 14%, from €0.7 million for the year ended December 31, 2020. The increase was primarily attributable to deferred tax benefits on temporary differences.

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

Revenue

Revenue was €48.9 million for the year ended December 31, 2020, representing an increase of €31.5 million, or 180.6%, from €17.4 million for the year ended December 31, 2019. The increase was primarily attributable to the new collaboration with GlaxoSmith Kline, or GSK, and the termination of our collaboration with Eli Lilly. In July 2020, we entered into a strategic collaboration agreement with GSK for the research and development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens. Pursuant to the agreement, GSK made a non-refundable payment of €120 million, which has been received, deferred and recognized as contract liability. For the year ended December 31, 2020, €7.8 million was released from contract liabilities and recognized as revenue from the GSK collaboration. In addition, in June 2020, the License and Collaboration Agreement with Eli Lilly was terminated. As a result, on the termination date, €33.1 million in contract liabilities from an up-front payment was recognized as revenue as no further associated performance obligations remained.

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

	For the Years Ended
	December 31,
	2019	2020

	(in thousands of euros)
Personnel	(9,855)	(2,896)
Materials	(7,542)	(1,598)
Third-party services	(7,268)	(2,652)
Maintenance and lease	(1,060)	(1,016)
Amortization, depreciation and derecognition	(2,038)	(5,913)
Other	(220)	(98)
Total	(27,983)	(14,173)

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

	For the Years Ended
	December 31,
	2019	2020

	(in thousands of euros)
Materials	(4,015)	(29,834)
Personnel	(14,385)	(21,313)
Amortization and depreciation	(474)	(2,578)
Patents and fees to register a legal right	(4,551)	(7,337)
Third-party services	(18,626)	(51,306)
Maintenance and lease	(670)	(717)
Other	(521)	(723)
Total	(43,242)	(113,808)

The following table reflects our research and development costs for each of our programs for the year ended December 31, 2019 and 2020:

	For the Years Ended
	December 31,
	2019	2020

	(in thousands of euros)
Key Programs (CV8102, CV7202 and CVnCoV)
CV8102	(4,511)	(11,129)
CV7202	(2,236)	(5,726)
CVnCoV	—	(52,701)
Other Research and Development Programs	(14,271)	(14,389)
Unallocated costs(1)	(22,224)	(29,863)
Total	(43,242)	(113,808)
(1)

Unallocated costs primarily consist of costs associated with personnel expenses, patents and fees to register a legal right, amortization and depreciation, maintenance and lease expenses, certain third-party service expenses and certain material expenses.

Our research and development expenses increased significantly compared to our expenses in 2019. Such increased research and development expenses primarily relate to the following key programs:

●	Our mRNA vaccine program, CVnCoV against SARS-CoV-2, for which we initiated a Phase 1 clinical trial in June 2020 and a Phase 2a clinical trial in older adults in September 2020. For the Phase 1 clinical trial, we reported positive interim results on November 10, 2020, enabling us to select a recommended dose of 12µg to evaluate in a pivotal Phase 2b/3 trial. In December 2020, we initiated our pivotal Phase 2b/3 trial.
●	Our lead oncology program, CV8102, which is currently in a Phase 1 dose escalating clinical trial for four types of solid tumors as a monotherapy and in combination with anti-PD-1.
●	Our vaccine program, CV7202, which is currently in a Phase 1 clinical trial as a vaccine candidate for rabies.

General and Administrative Expenses

General and administrative expenses were €53.5 million for the year ended December 31, 2020, representing an increase of €4.5 million, or 9.1%, from €49.0 million in the year ended December 31, 2019. The increase was primarily attributable to increased depreciation of right-of-use assets relating to newly leased office space.

	For the Years Ended
	December 31,
	2019	2020

	(in thousands of euros)
Personnel	(31,645)	(29,884)
Maintenance and lease costs	(4,604)	(2,505)
Third-party services	(5,970)	(6,914)
Legal and other professional services	(2,110)	(3,531)
Amortization and depreciation	(2,182)	(6,020)
Other	(2,458)	(4,700)
Total	(48,969)	(53,554)

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

B.   Liquidity and Capital Resources

Overview

Since inception, we have incurred significant operating losses. For the year ended December 31, 2020 and 2021, we incurred net losses of €129.1 million and €411.7 million, respectively. To date, we have financed our operations primarily through the IPO in August 2020, the public offering in February 2021, private placements of equity securities, issuance of convertible debt, grants from government agencies and similar bodies and payments for collaborative research and development services. Our cash and cash equivalents as of December 31, 2021 were €811 million. Our primary cash needs are to fund our non-clinical and clinical development programs, for working capital requirements and for capital expenditures. The expected cost of completion for GMP IV is €150.8 million, and as of December 31, 2021, we have spent €63.2 million on completing the GMP IV facility. We believe our existing cash, cash equivalents and short-term investments will enable us to fund our operating expenses and capital expenditure requirements at least through the end of 2023. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

In September 2021, we entered into a sales agreement, the Open Sale Agreement, with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market offering program, pursuant to which we may sell, from time to time, ordinary shares for aggregate gross proceeds of up to $600.0 million.

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including our ability to generate cash flows from our operations, future indebtedness and the interest we are obligated to pay on this indebtedness, the availability of public and private debt and equity financing, changes in exchange rates which will impact our generation of cash flows from operations when measured in euros and our capital expenditure requirements, which are described in more detail at “Item 3. Key Information — D. Property, Plant and Equipment.”

The following table summarizes our contractual obligations as of December 31, 2021 and the effects, including estimated interest payments, that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payment Due by Period
	Total	2022	2023	2024	2025	2026	Thereafter

	(in thousands of euros)
Contractual commitments	163,557	163,557	—	—	—	—	—
Lease liabilities	28,892	3,469	3,450	3,626	3,758	3,015	11,574
Leases not yet commenced	33,377	294	406	3,696	3,888	4,060	21,033
Total	225,826	167,320	3,856	7,322	7,646	7,075	32,607

We have entered into various agreements with collaborators, including licensing agreements. These agreements provide for us to make milestone and royalty payments that are conditional on the achievement of certain development, regulatory and commercial milestones and certain of these agreements provide us an option to obtain further licenses which could additionally require us to make such milestone and royalty payments. As of December 31, 2021, the aggregate amount of such potential milestone payments, including those relating to licenses acquired from exercised options, under all such collaboration agreements, was up to $127.8 million. The timing of these payments, and whether they become due, is conditional on achieving the applicable milestones.

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

European Investment Bank Loan

In June 2020, we signed a financing arrangement with the European Investment Bank, or EIB, under which EIB agreed to provide us with a line of credit in an amount of up to €75 million for the partial financing of our clinical developments and large-scale production of our infectious diseases vaccine candidates including our vaccine against SARS-CoV-2, or the Investment, provided that the amount of financing does not exceed 50% of the cost of the Investment. The EIB financing falls under a joint initiative between EIB and the EC, which is intended as a new EIB financing instrument to finance inter alia research projects and research infrastructure under the Horizon 2020 framework program of the European Union for Research and Technological Development (2014-2020). The EIB financing will be provided in three €25 million tranches upon completion of predefined milestones that will be measured prior to the disbursement of each tranche. These predefined milestones are tied to evidence of successful progress in the development and large-scale production. In addition, the disbursements of the second and third tranches are contingent upon the disbursement of the first and second tranches, respectively. Interest accrues on the outstanding balance of each tranche at a rate of 0.5% per annum. Such interest is due and payable on the maturity date of each tranche or where a tranche is canceled or prepaid, the prepayment date. The maturity date for each tranche is seven years from the respective disbursement date of the relevant tranche. Additionally, the loan agreement requires us to pay variable remuneration depending on the output produced in our GMP IV manufacturing facilities. The variable remuneration is €200 thousand per batch, with an aggregate remuneration cap of €75 million, on batches produced during the period beginning in the earlier of the first financial year that CureVac AG has a positive EBITDA or in 2025, and extending for a period of 12 years thereafter, or the Remuneration Period. Payment of the variable remuneration is due on March 31st of the first Remuneration Period and then each following March 31st, thereafter, in the Remuneration Period. The loan agreement provides us an option to buy-out the variable remuneration by paying an amount equal to the higher of €5 million or 150-190% of the outstanding principal of the loan, depending on the number of years following the initial disbursement under the loan, but in any case, limited to an aggregate remuneration cap of €75 million.

We are subject to several restrictive covenants on our business activities as described in Schedule H of the financing agreement, including limitations on certain merger and acquisition transactions, disposition of certain assets and mandatory maintenance of assets related to the Investment. As of December 31, 2020, we had drawn €25 million under the first of the three tranches. In November 2020, a land charge (mortgage) amounting to €75 million was registered in favor of the EIB to secure the loan. The EIB may demand, without prior notice, the immediate repayment of outstanding principal together with any accrued interest upon certain events including, among others, our failure to continue the development of our Investment following a cure period.

In November 2021, we issued a prepayment request and cancellation notice to the EIB, under which we requested to voluntarily prepay the €25 million in principal in addition to accrued interest in December 2021 and to cancel the remaining €50 million available under the EIB loan.

BMBF Grant

We received from BMBF a grant to support the development of our first-generation COVID-19 vaccine candidate, CVnCoV of up to €252 million. In July 2020, we had applied to that grant as part of a special program to accelerate the research and development of urgently needed vaccines against SARS-CoV-2. In addition to the further development of our first-generation COVID-19 vaccine candidate, CVnCoV, against COVID-19, the grant was used for the rapid expansion of the vaccine production. Payments are contingent on reaching predefined milestones. Amounts incurred in 2020 and 2021 are eligible for reimbursement through the grant. Due to the withdrawal of the regulatory approval application for CVnCoV, we will not be able to reach all predefined milestones for 2021 under the grant. We received funding of €103 million in 2020 and funding of €93 million in 2021. As of December 31, 2021, we have drawn €196 million of the grant. In November 2021, we notified BMG of our inability to supply CVnCoV, thereby triggering automatic termination of the supply arrangement.

Advance Purchase Agreement for our First-Generation COVID-19 Vaccine Candidate

On November 30, 2020, we entered into an APA with the EC, acting on behalf and in the name of all Member States of the European Union, which provides for the advance purchase by the Member States of 225 million doses of the vaccine to be allocated among the Member States, and the option to purchase up to an additional 180 million doses. Pursuant to the APA, we received an up-front payment of €450 million. Such up-front payment had to be used solely for the development and commercial supply of CVnCoV. We are required to return any unspent amounts of the up-front payment if, among others, we fail to successfully develop CVnCoV or if we successfully develop CVnCoV, but we do not receive EU marketing authorization or fail to supply any doses of CVnCoV to any of the Member States by late 2021, unless we and the EC mutually agree to a later date. In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, we would only return the unspent amount of the up-front payment. In the context of the APA, “spent” means either costs occurred, or commitments made in relation to the purpose as set out in the APA. We were able to demonstrate that the up-front payment was used in accordance with the contract and no repayment was required.

Comparative Cash Flows

Comparison of the years ended December 31, 2020 and 2021

	For the Year Ended
	December 31,
	2020	2021

	(in thousands of euros)
Net cash flow provided by (used in):
Operating activities	522,403	(733,128)
Investing activities	(45,274)	(127,901)
Financing activities	819,833	343,964
Effect of currency translation gains on cash and cash equivalents	(5,053)	4,936
Overall cash inflow/(outflow)	1,291,909	(512,129)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2021 was €733.1 million as compared to net cash provided by operating activities of €522.4 million for the year ended December 31, 2020. The increase in net cash used in operating activities was primarily attributable to payments for service agreements with contract research organizations and contract manufacturing organizations, including related settlements, and the absence of a €450 million up-front payment received under the EC APA in 2020. We do not expect this trend of increasing use of cash in operating activities to continue at the same level.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was €127.9 million as compared to net cash used in investing activities of €45.3 million for the year ended December 31, 2020. The increase in cash flows used in investing activities was primarily attributable to increased purchases of property, plant and equipment for manufacturing facilities and intangible assets.

Financing Activities

Net cash provided by financing activities was €344.0 million for the year ended December 31, 2021 as compared to €819.8 million for the year ended December 31, 2020. The decrease in cash flows provided by financing activities was mainly attributable to the raising of cash in the follow-on public offering, which closed in February 2021 and was lower compared to the aggregate cash raised in a financing round in July 2020 and in our initial public offering in August 2020. In addition, the repayment of the EIB loan amounting to €26.3 million (included interest) and the payment of a tax liability relating to the transfer of our shares in 2021 contributed to this decrease.

Comparison of the years ended December 31, 2019 and 2020

	For the Years Ended
	December 31,
	2019	2020

	(in thousands of euros)
Net cash flow provided by (used in):
Operating activities	(86,963)	522,403
Investing activities	28,181	(45,274)
Financing activities	67,979	819,833
Effect of currency translation gains on cash and cash equivalents	107	(5,053)
Overall cash inflow	9,304	1,291,909

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2020 was €522.4 million as compared to net cash used in operating activities of €87.0 million for the year ended December 31, 2019. The increase in net cash in operating activities was primarily attributable to an increase of the contract liabilities due to the receipt of the up-front payment from the European Commission related to the Advance Purchase Agreement and the receipt of the up-front payment from GSK amounting to €120 million and the overall decrease in trade receivables and contract assets, as a result of collections, and receipts from grants from government agencies and similar bodies, partially offset by the increase of the loss before income taxes.

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

E.   Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except for those noncancellable contractual obligations from certain of our arrangements with contract manufacturing organizations disclosed in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

F.   Tabular Disclosure of Contractual Obligations

During 2020, the Securities and Exchange Commission (SEC) voted to adopt amendments to certain financial disclosure requirements in Regulation S-K (also referred to as “November 19, 2020 amendments to Regulation S-K”) which resulted in omitting the presentation of contractual obligations in a tabular form.

G.   Safe Harbor

See “Forward-Looking Statements.”

H.   Critical Accounting Policies and Estimates

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

Our significant accounting policies that we believe to be critical to the judgments and estimates used in the preparation of our financial statements are included in “note 2 — Significant accounting policies” and “note 9 — Share-based payments” to our consolidated financial statements included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

Board Structure

We have a two-tier board structure consisting of a management board (bestuur) and a separate supervisory board (raad van commissarissen). There are no family relationships among any of our managing directors and supervisory directors.

Management Board

Our management board is composed of six members, who we refer to as our managing directors and who, together with our chief operating officer, we consider to be our executive officers. Each managing director of CureVac N.V. holds office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or removal. Our managing directors do not have a retirement age requirement under our articles of association.

Our managing directors are responsible for the management and representation of our company. Our senior management has an average of 21 years of experience in the biopharmaceutical industry. Many of the members of our management team have worked together as a team for many years.

The following table lists our current managing directors who are also executive officers, as well as their ages, term served, the year of expiration of their term as managing directors of CureVac N.V. and position:

			Year in which
Name	Age	Term Served(1)	Term Expires	Position
Franz-Werner Haas, LLD, LLM	52	06/2012 – Present	2022	Chief Executive Officer
Pierre Kemula, B.Sc.	48	11/2016 – Present	2023	Chief Financial Officer
Antony Blanc, Ph.D(1).	54	12/2020 – Present	2023	Chief Business Officer / Chief Commercial Officer
Igor Splawski, Ph.D., MSc	54	7/2020 – Present	2023	Chief Scientific Officer
Klaus Edvardsen, MD, Ph.D(2).	60	8/2021 – Present	2024	Chief Development Officer
Malte Greune, Ph.D(3).	57	7/2021 – Present	2024	Chief Operating Officer
(1)	The date of term served includes the term of office served as managing director of CureVac AG.
(2)	Dr. Blanc was formally appointed as a managing director of CureVac N.V. on June 24, 2021.

(3)	Dr. Edvardsen was appointed as a managing director of CureVac N.V. on June 24, 2021 and began his role as chief development officer on August 1, 2021.
(4)	Dr. Greune joined the executive team as Chief Operating Officer on July 1, 2021. We consider Dr. Greune an executive officer and a member of our senior management team, but he has not yet been formally appointed as a managing director of CureVac N.V.

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

Pierre Kemula, B.Sc. has been our chief financial officer since 2016. Previously, he was the chief financial officer of Pixium Vision from 2014 until 2016, where he successfully contributed to the listing of the company on Euronext in Paris, and Vice President of Corporate Finance, Treasury and Financial Markets, as well as Director of Investor Relations, Vice President of Investor Relations and Investor Relations Officer at lpsen from 2008 until 2014. Earlier in his career, Mr. Kemula worked with major strategy consulting firms (Roland Berger, Bossard Consultants and Gemini Consulting). He holds a Bachelor of Science in Management Sciences from the London School of Economics, or LSE, in the United Kingdom.

Antony Blanc, Ph.D. has been our chief business officer and our chief commercial officer since December 2020. Previously, Dr. Blanc served biotech clients in Europe as consultant and as an Associate Partner with McKinsey & Company. Dr. Blanc has served as a managing director of Clarentis SRL since January 2018. Between 2009 and 2017, Dr. Blanc developed deep and broad cross-functional expertise in vaccines by serving in several senior roles at GSK Vaccines, including leading strategic marketing, strategic pricing, joint ventures and the integration of the Novartis Vaccines business unit. From 2000 to 2009, Dr. Blanc held leadership roles in several biotech companies as Chief Business Officer, such as Synosia, as the Head of Biopharma at Syngenta, where he built a business unit of over 100 people focusing on biologicals and plant-made antibodies, and as VP Business Development at Syntem. Dr. Blanc started his career at the strategy consulting firm McKinsey & Company in 1994, focusing on pharma and biotech. He holds a Ph.D. in Molecular Biology (control of mRNA translation) and a BS.c. in Biochemistry from McGill University in Montreal, Canada.

Igor Splawski, Ph.D., MSc has been our chief scientific officer since July 2020. Prior to joining us, Dr. Splawski was an executive director at the Novartis Institutes for BioMedical Research (NIBR) Biologics Center since 2018, and director from 2016 until 2018. Previously, he was a director in the cardiovascular and metabolism disease area at NIBR from 2009 until 2016 and a senior investigator in ophthalmology at NIBR from 2005 to 2009. At NIBR, Dr. Splawski successfully led over 100 scientists in identifying and evaluating protein, mRNA and AAV targets, and discovered mRNA technology for antibody generation. His work at Novartis contributed to 12 clinical antibodies and proteins, which have achieved 11 positive proof-of-concept trials. Seven of these 12 compounds are currently in multiple phase 1 to phase 3 clinical trials. Earlier in his career, he served as an associate at both the Howard Hughes Medical Institute and the Children’s Hospital in Boston. Dr. Splawski acted as an assistant professor and instructor at Harvard Medical School, where he identified genes for inherited and drug-induced disorders, including arrhythmias, cardiac disease, deafness, nemaline myopathy, and autism. Dr. Splawski is the inventor on 28 patents and author of 23 research publications. Dr. Splawski holds a Ph.D. in human genetics from the University of Utah and a MSc in biotechnology from Sofia University.

Klaus Edvardsen, MD, Ph.D. has been our chief development officer since August 2021. Before Dr. Edvardsen joined CureVac, Dr. Edvardsen was the Senior Vice President and Head of Global Oncology Development at Merck Healthcare KgaA beginning in January 2020, where he was responsible for the overall development strategy for oncology. Previously, he was Senior Vice President and Head of Global Medicines Development Oncology at AstraZeneca from 2016 to 2020. At AstraZeneca, Dr. Edvardsen, was accountable for the overall development strategy for oncology and hematology leading several marketing authorizations (Tagrisso, Faslodex, Lynparza, Calquence). From 2015 to 2016, Dr. Edvardsen was Vice President and Head of Clinical Development Oncology at AstraZeneca, where he was responsible for all aspects of clinical development for AstraZeneca’s portfolio of compounds from “proof of concept” to registration building a new strategy for AstraZeneca’s clinical oncology. From 2008 to 2015, Dr. Edvardsen was Vice President and occupied various roles, including Medicines Development Leader accountable for Arzerra, Therapeutic Area Clinical Lead for early and late stage development programs (Votrient, Arzerra, Tafinlar, Mekinist) and Physician Project Leader for Arzerra, at GlaxoSmithKline Oncology. From 2005 to 2008, Dr. Edvardsen was the Vice President of Oncology Development at Genmab A/S, where he initially was building an oncology and hematology early and late stage development department and later on was leading the project and portfolio management. Furthermore, Dr. Edvardsen joined Sanofi-Aventis from 2004 to 2005 and was responsible for discovery and early development as Head of translational research in Oncology. Dr. Edvardsen has acted in several positions at the University of Copenhagen, Denmark, the Karmanos Cancer Institute, Detroit, USA, the University of Bergen, Norway and the Lund University, Sweden, most recently as Professor of Experimental Cancer research. Dr. Edvardsen holds a MD as well as an Ph.D. in cancer biology from the University of Copenhagen.

Malte Greune, Ph.D. has been our chief operating officer since July 2021. Dr. Greune joins CureVac from Sanofi-Aventis Deutschland GmbH, where he held various management positions for almost ten years. As General Manager and Vice President Cartridges, Devices & Insulin Technology Group, he was responsible for several manufacturing sites in Frankfurt. Under his leadership, six isolator filling lines for insulins, oncology drugs and biologics were set up including one for a COVID-19 vaccine. Prior to his position as Head of Diabetes, Oncology and Devices at Sanofi, he worked as the Senior Vice President of Animal Health Manufacturing for the Merck Manufacturing Division, USA, where he led an international network of 28 sites, including 18 integrated vaccine sites. Furthermore, he held various leadership roles at the pharmaceutical companies Schering-Plough and Intervet International B.V. Dr. Greune started his career at Hoechst AG in Corporate Planning. Dr. Greune received his Ph.D. in Economics from the University of Cologne, Germany, graduated from the University of Trier, Germany, and completed a Master of Business Administration at Clark University in Worcester, USA.

Supervisory Board

Our supervisory board is composed of seven members. Each supervisory director holds office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or removal. Our supervisory directors do not have a retirement age requirement under our articles of association.

The following table sets forth the names and functions of our current supervisory directors, their ages, term served and the year of expiration of their term as supervisory directors of CureVac N.V.:

			Year in which
Name	Age	Term Served	Term Expires	Functions
Baron Jean Stéphenne, MSc, MBA	72	8/2015 – Present	2024	Chairman and Supervisory Director
Ralf Clemens, MD, Ph.D.	69	8/2015 – Present	2024	Supervisory Director
Mathias Hothum, Ph.D.	55	8/2015 – Present	2024	Supervisory Director
Hans Christoph Tanner, Ph.D.	70	8/2015 – Present	2024	Supervisory Director
Friedrich von Bohlen und Halbach, Ph.D.	59	8/2015 – Present	2022	Vice-Chairman and Supervisory Director
Craig A. Tooman, MBA	56	6/2019 – Present	2022	Supervisory Director
Viola Bronsema, Ph.D.	59	8/2020 – Present	2024	Supervisory Director

The following is a brief summary of the prior business experience and principal business activities performed outside of CureVac of our supervisory directors. Unless otherwise indicated, the current business addresses for each of our supervisory directors is Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany.

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

Ralf Clemens, MD, Ph.D. has served as a supervisory director since 2015. Dr. Clemens served as a director at Valneva from 2017 until 2019. Dr. Clemens is the principal and founder of Grid Europe Ltd. Consulting (Global Research in Infectious Diseases) since 2015. Dr. Clemens has been working in the pharmaceutical industry since 1988 in various senior scientific and business positions. He served as Senior Vice President and Head of Development for the Global Vaccine Business Unit at Takeda Pharmaceuticals International, Inc. from 2012 until 2014. Prior to this position, Dr. Clemens led the global vaccine development at Novartis from 2006 until 2012, and before that, he was the Head of GSK Biologicals’ vaccine development and Latin American business strategy from 1992 until 2006. During these years, Mr. Clemens developed and brought to licensure more than 25 different vaccines globally. He currently serves as a Member of the Board of Trustees of the International Vaccine Institute IVI in Seoul, Korea and as external scientific advisor to the Bill & Melinda Gates Foundation. He is a member of the Selection Committee of GHIT Tokyo, Japan, and Chairman of the Scientific Advisory Board of Clover Biopharma. He graduated with an M.D. from the University of Mainz, Germany and holds an executive business degree from the Wharton Business School.

Mathias Hothum, Ph.D. has served as a supervisory director since 2015. Dr. Hothum is the managing director of dievini Hopp BioTech holding GmbH & Co. KG, or dievini. dievini manages the biotech investments of SAP co-founder Dietmar Hopp. For the past 25 years, Dr. Hothum has worked as a health economist in the healthcare, health services and life sciences sectors. Dr. Hothum specializes in financing, pricing, reimbursement and in the evaluation of mid-sized companies as well as of publicly owned/market-listed companies. He is the owner and founder of HMM-Consulting. Furthermore, Dr. Hothum serves as a supervisory director of a few biotech companies, including Heidelberg Pharma AG, Apogenix AG, Winheim 216 GmbH, Novaliq GmbH, Molecular Health GmbH and Joimax GmbH. He received his Ph.D. in economics from the University of Magdeburg and degree in economics from the University of Mannheim.

Hans Christoph Tanner, Ph.D. has served as a supervisory director since 2015. Dr. Tanner served as the chief financial officer and head of investor relations of Cassiopea S.p.A. from 2015 until December 31, 2020. Dr. Tanner served as director of Private Equity Holding AG from 2011 until 2018. He served as Cosmo Pharmaceuticals N.V.’s chief financial officer from 2006 until 2016, head of investor relations from 2006 until 2017 and head of transactions office from 2017-2020. Dr. Tanner also served as a board member of Cosmo Pharmaceuticals N.V. since 2006 up until May 2021. Dr. Tanner is also a member of the supervisory board or advisory board (Verwaltungsrat/Beirat) of DKSH AG, Paion AG since 2017, Qvanteq AG since 2011, and Joimax GmbH since 2003. From 1998 to 2001 he was a partner of Dr. Ernst Mueller-Moehl and co-founder of the 20 Minuten group of newspapers and founded A&A Active Investor, a SIX listed investment company. From 1992 to 1998 Dr. Tanner was the head of corporate finance & capital markets of UBS in Zurich and from 1976 to 1991 he had various functions in the Corporate Banking Department of UBS in Zurich, Madrid and Los Angeles. He received his Ph.D. in economics from the University of St. Gallen and degree in economics from the University of St. Gallen.

Friedrich von Bohlen und Halbach, Ph.D. has served as a supervisory director since 2015. Dr. von Bohlen und Halbach is the managing partner and co-founder of dievini. dievini manages the life science activities and investments of Dietmar Hopp, co-founder of SAP, and his family. Between 1992 to 1997 he held various positions at Fresenius AG, FAG Kugelfischer KGaA and WASAG Chemie AG. In 1997, Dr. von Bohlen und Halbach founded LION bioscience, AG and served as its CEO until 2003. He is chairman of the Board of Apogenix AG and Novaliq GmbH, and board member of CureVac N.V., Heidelberg Pharma AG and Co-Chair of the Evaluation Board of the Wyss Translational Center Zurich. He previously served on the board of directors at Cosmo Pharmaceuticals N.V., from 2005 to 2017, at Expedeon AG, from 2004 to 2016, at Agennix AG, from 2006 to 2019 and at AC Immune S.A., from 2015 to 2020. Friedrich is also co-founder and managing director of Molecular Health GmbH. Dr. von Bohlen und Halbach received his Ph.D. in neurobiology from the Swiss Federal Institute of Technology (ETH) in Zurich and a diploma in biochemistry from the University of Zurich.

Craig A. Tooman, MBA has served as a supervisory director since 2019. Mr. Tooman has experience in the biopharmaceutical industry spanning more than 30 years, including more than 15 years of such experience as the Chief Executive Officer and Chief Financial Officer at several public companies. Mr. Tooman currently serves as the President, Chief Executive Officer and as a member of the board of directors of Silence Therapeutics. He was previously the Chief Financial Officer of Silence. Prior to joining Silence, from September 2019 to January 2021, he served as CFO and COO at Vyome Therapeutics, Inc. and prior to his tenure at Vyome, from November 2013 to July 2019, Mr. Tooman served as CFO, and then subsequently as CEO and Board Director of Aratana Therapeutics, where he successfully negotiated a merger with Elanco. Before Aratana, from 2005 to 2010, Mr. Tooman served as the CFO of Enzon Pharmaceuticals until its acquisition by Sigma Tau, and prior to that led the $1.1 billion M&A initiative and integration of ILEX Oncology and Genzyme Corporation. Mr. Tooman has also held key positions at Pharmacia, and Upjohn. Mr. Tooman also serves on the Board of Directors of Ondine Biomedical Inc. Mr. Tooman earned his MBA in finance from the University of Chicago and a Bachelor of Arts degree in economics from Kalamazoo College.

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

Supervisory Board Diversity

The table below provides certain information regarding the diversity of our supervisory board members as of the date of this Annual Report.

Supervisory Board Diversity Matrix
Country of Principal Executive Officers	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Supervisory Board Members	Seven
	Female	Male	Non-Binary	Did not Disclose
Part I: Gender Identity
Supervisory Board Members	1	6	-	-
Part II: Demographic Background
Underrepresented individual in Germany	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

B.   Compensation

Remuneration and Other Benefits to Supervisory and Managing Directors as of December 31, 2021

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

Supervisory Board

Compensation of Supervisory Directors

For the year ended December 31, 2021, the aggregate compensation accrued or paid to our supervisory directors for services in all capacities was €672,881. The following table sets forth the aggregate compensation and benefits provided to our supervisory board members in the year ended December 31, 2021.

	Fixed	Attendance	Total
	Compensation	Fees	Compensation
Name	(€)	(€)	(€)
Baron Jean Stéphenne	110,000	13,750	123,750
Ralf Clemens	55,000	41,250	96,250
Mathias Hothum	55,000	41,250	96,250
Hans Christoph Tanner	55,000	41,250	96,250
Friedrich von Bohlen und Halbach	82,500	13,750	96,250
Timothy M. Wright(1)	12,881	13,750	26,631
Craig A. Tooman	55,000	13,750	68,750
Dr. Viola Bronsema	55,000	13,750	68,750
(1)	Mr. Wright resigned from the supervisory board on June 24, 2021.

Management Board

Compensation of Managing Directors

For the year ended December 31, 2021, the aggregate compensation accrued or paid to our managing directors for services in all capacities was €3,250,404. The following table sets forth the compensation and benefits provided to our management board in the year ended December 31, 2021.

			All Other	Total
	Salary	Bonus(1)	Compensation(2)	Compensation(3)
Name*	(€)	(€)	(€)	(€)
Florian von der Mulbe(4)	320,000	12,000	13,772	345,772
Mariola Fotin-Mleczek(5)	320,000	102,000	25,557	447,557
Franz-Werner Haas	380,000	124,100	32,231	536,331
Pierre Kemula	320,000	112,500	133,496	565,996
Bernd Winterhalter(6)	40,000	—	—	40,000
Igor Splawski	327,300	60,005	13,976	401,281
Antony Blanc(7)	320,000	12,000	13,773	345,773
Senta Ulrike Gnad-Vogt(8)	109,375	—	29,359	138,734
Klaus Edvardsen(9)	154,167	—	104,474	258,641
Malte Greune(10)	160,000	—	10,319	170,319
(1)	This amount represents the annual variable payment received based on a percentage of yearly gross remuneration for reaching certain targets agreed upon with the supervisory board.
(2)	All other compensation includes other monetary benefits and contributions to social security insurance, if any.
(3)	This column does not include the virtual shares, options or RSUs held by certain of the management board members, as described in the virtual share chart below.
(4)	Dr. von der Mülbe resigned as a managing director of CureVac N.V. on June 30, 2021. Dr. von der Mülbe served as our Chief Production Officer until August 18, 2021.
(5)	Dr. Fotin-Mleczek resigned as a managing director of CureVac N.V. on January 31, 2022.
(6)	We considered Mr. Winterhalter an executive officer and a member of our senior management team but he was not registered in Germany as a member of our management board and was not appointed as a member of the management board of CureVac N.V. upon the closing of the initial public offering. He served as our interim chief development officer under a consulting agreement dated as of December 14, 2019 that specified his service was indefinite and may be terminated by either party with four weeks’ notice. The consulting agreement with Mr. Winterhalter was terminated in February 2021. Amount included in his total compensation column includes reimbursement for travel and out-of-pocket expenses.
(7)	Dr. Blanc was formally appointed as a managing director of CureVac N.V. on June 24, 2021.
(8)	Dr. Gnad-Vogt resigned as interim chief development officer in August 2021 upon the appointment of Dr. Edvardsen as chief development officer. Dr. Gnad-Vogt is our Area Head for the Therapeutic Area Oncology and served as our interim chief development officer from March 1, 2021 until July 31, 2021.
(9)	Dr. Edvardsen was appointed as a managing director of CureVac N.V. on June 24, 2021 and began his role as chief development officer on August 1, 2021.
(10)	Dr. Greune joined the executive team as Chief Operating Officer on July 1, 2021. We consider Dr. Greune an executive officer and a member of our senior management team, but he has not yet been formally appointed as a managing director of CureVac N.V.

We did not provide pension, retirement or similar benefits to our managing directors and supervisory directors board in the year ended December 31, 2021.

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

Equity Incentive Plans

Certain members of our management received share-based compensation under the legacy management stock option plan, or Legacy Management Stock Option Plan, in the form of share option awards. These options granted the holder the right to purchase series A shares of CureVac AG for a purchase price of €1 per share. All of the outstanding options have vested and expired on December 31, 2021. From the time of our Corporate Reorganization until December 31, 2021, the optionholders had the option to convert these options into option awards exercisable for common shares of CureVac N.V. on a 1 to 133.0778 basis. Following this conversion, subject to the vesting, exercise and expiration terms discussed above, these option awards are governed by the new equity incentive plan, or the Plan, that was established in connection with the completion of our Corporate Reorganization. All of the outstanding options were exercised in 2021.

In addition to the management share option awards described above, we maintain a virtual share plan for members of the management board and other key employees of CureVac, or Prior VSOP. As of December 31, 2021, there are 7,920,066 awards outstanding and no awards available for issuance under the Prior VSOP. Ten percent (10%) of each award under the Prior VSOP became exercisable upon expiry of the 180 day lock-up period following the closing of CureVac’s initial public offering, which occurred at the end of February 9, 2021. An additional 10 % portion of the (vested) virtual shares became exercisable on the first anniversary after the IPO on August 14, 2021, because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels were reached. The remaining part of each award may be exercised (in whole or in part) upon the occurrence of certain defined triggering events, including, but not limited to, drug approval, or the sale by a majority shareholder of 5% of our outstanding shares, in each case subject to the conditions of the Prior VSOP. The rights under the Prior VSOP will terminate after the expiry of the ninth calendar year after the listing of our common shares on Nasdaq. The Prior VSOP was restructured upon the completion of our Corporate Reorganization. Following this restructuring, upon vesting of virtual shares, the holder will be able to exchange his or her virtual shares (in whole or in part) for cash or common shares of CureVac N.V. (instead of shares of CureVac AG) on a 1 to 133.0778 basis.

Due to the increase in value of CureVac prior to our Corporate Reorganization, we modified our incentive program to allow members of the management board and other employees to participate in the value-increased business based on CureVac’s valuation at the time of its reorganization and conditional upon the occurrence of certain enumerated exercise cases reflecting such value-increase, or New VSOP. Each virtual share tracked one underlying series A share of CureVac AG. The New VSOP provided a cash-claim against CureVac in the amount of the positive difference between the value of CureVac per virtual share at the grant date (as determined by CureVac when the New VSOP was established) and the value per virtual share at the time of exercise of such virtual share (such value to be derived from the valuation of CureVac in the relevant triggering event) and gave CureVac discretion to provide tradable shares against payment of the value of CureVac per virtual share at the grant date. Such awards provided under the New VSOP had a term of ten years from the date of grant and vest over four years, where 25% vest after the first anniversary of the hire date and the remainder vests monthly. These virtual shares were assumed by CureVac N.V. upon the completion of our Corporate Reorganization. At this time, the virtual shares were converted into options, exercisable for common shares of CureVac N.V. on a 1 to 133.0778 basis. Following this conversion, subject to the vesting, exercise and expiration terms discussed above, these option awards are governed by the Plan.

In connection with our initial public offering, we established the Plan pursuant to which we may grant options, restricted stock, restricted stock units, share appreciation rights and other equity and equity-based awards. As of December 31, 2021, there are 14,033,753 awards outstanding and 14,034,356 awards available for issuance under the Plan. The maximum number of common shares underlying awards granted pursuant to the Plan, including the awards granted in connection with the conversion of awards under the Legacy Management Stock Option Plan and the New VSOP, as discussed above, plus the common shares underlying awards under the Prior VSOP to the extent such awards have not yet been exercised or settled, will in total not exceed an equivalent of 15% of our issued share capital from time to time. The Plan is administered by our management board and supervisory board, where appropriate, on the basis of a recommendation of our compensation committee (the body administering the Plan, the, or Committee. Awards under the Plan may be granted to our employees, our managing directors and supervisory directors, consultants or other advisors. Awards under the Plan may be conditioned upon the achievement or satisfaction of performance criteria. The vesting conditions for awards under the Plan will be determined by the Committee, and will be set forth in the applicable award documentation. The Plan provides for special provisions for good leavers and bad leavers as well as for a change in control of our company.

C.   Board Practices

Committees

Audit Committee

The audit committee consists of Hans Christoph Tanner (as chairman), Craig A. Tooman and Ralf Clemens. The audit committee assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that Hans Christoph Tanner, Craig A. Tooman and Ralf Clemens satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The composition of our audit committee is consistent with the best practice provisions of the DCGC.

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

Special Committee

Resolutions of our supervisory board to approve a resolution of our management board to exclude or limit pre-emption rights (except in connection with the ordinary operation of our equity incentive plans), or to issue shares against non-cash contribution, shall require the approval of a special committee consisting of one supervisory director nominated by dievini (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement, as defined below) (during the initial nomination period for dievini), one supervisory director nominated by KfW (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) (during the initial nomination period for KfW) and, if applicable, one supervisory director nominated by a nomination concert. In this special committee, the affirmative votes of one supervisory director nominated by dievini (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) (during the initial nomination period for dievini) and the supervisory director nominated by KfW (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) (during the initial nomination period for KfW) shall be required. See “Item 16G. Corporate Governance — Duties of Managing and Supervisory Directors.”

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

The Management Contracts also provide for additional allowances. The managing directors are also eligible to participate in a virtual stock plan or equivalent plan that is established in a manner substantially similar to other of the senior executives. Specifically, within: (i) Mr. Edvardsen’s Management Contract, we awarded him 30,000 options under the Plan (as defined below) on August 1, 2021, which vests over a period of 48 months; (ii) Mr.Greune’s Management Contract, we awarded him 20,000 options under the Plan, on July 1, 2021, which vests over a period of 48 months; and (iii) Mr. Blanc’s Management Contract, we awarded him 266,156 options under the Plan on November 27, 2020, which vests over a period of 48 months.

The Company is currently in the process of entering into new management board services agreements with the foregoing managing directors that will be for an indefinite term, except in the case of Mr. Haas, whose agreement for now will have a term ending March 31, 2023.

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

Between August 2020 and June 2021, Mr. Menichella exercised all of the 3,866,309 options he was entitled to under the Menichella Employment Agreement (after exchange for options for common shares in CureVac N.V. in connection with the Corporate Reorganization).

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

Employment Contract with Senta Ulrike Gnad-Vogt

We entered into an employment contract with Dr. Gnad-Vogt in July 2011, as amended in September 2019, referred hereto as the Gnad-Vogt Employment Contract, whereby Dr. Gnad-Vogt is employed for an indefinite period of time. The Gnad-Vogt Employment Contract provides for a notice of termination period of six months, which can be initiated in writing by either party, and restrictive covenants, including non-compete and non-solicitation covenants and a covenant related to confidentiality. Dr. Gnad-Vogt resigned as our interim chief development officer on July 31, 2021.

Employment Contract with Pierre Kemula

We extended the employment contract with Pierre Kemula in April 2021, referred hereto as the Kemula Employment Contract, to extend his service on the management board until October 4th, 2023 pursuant to the Management Contract, originally entered into in June 2016 and first amended in April 2019, and to include additional terms, including the reimbursement of certain costs.

D.   Employees

As of December 31, 2021, we had 884 total employees worldwide, 764 of whom were full-time, 237 of whom hold Ph.D. or M.D. degrees, 340 of whom were engaged directly or indirectly in production, 345 of whom were engaged in research and development activities, 48 of whom were engaged in clinical and regulatory activities, 9 of whom were engaged in marketing and sales activities, and 142 of whom were engaged in management, business development or marketing, finance, human resources or administrative support. Of our 884 total employees, 867 work in Germany and 17 work in the United States. We consider our relationship with our employees to be good. We are not subject to collective bargaining agreements or similar labor contracts and have a workers’ council established since November 2021.

E.   Share Ownership

Share Ownership of Supervisory Directors

The following table sets forth the share ownership of our supervisory directors as of March 22, 2022.

Percentage of
	Number of	Shares
Name	Shares	Outstanding	Voting Rights
Baron Jean Stéphenne	—	—	—
Ralf Clemens	—	—	—
Mathias Hothum	495,504	0.26%	495,504
Hans Christoph Tanner	184,839	0.10%	—
Friedrich von Bohlen und Halbach(1)	3,221,126	1.72%	—
Timothy M. Wright(2)	—	—	—
Craig A. Tooman	—	—	—
Dr. Viola Bronsema	—	—	—
(1)	Reflects 2,936,511 shares held by dievini Hopp BioTech holding GmbH & Co. KG that may also be deemed beneficially owned by Dr. Friedrich von Bohlen und Halbach and 3,221,126 shares held by Bohlini invest GmbH that are beneficially owned by Dr. Friedrich von Bohlen und Halbach, who is the sole shareholder, beneficial owner and ultimate controlling person of Bohlini invest GmbH.
(2)	Mr. Wright resigned from the supervisory board on June 24, 2021.

Restricted Stock Unit Ownership of Supervisory Directors

The following table sets forth the restricted stock unit (RSU) ownership of our supervisory directors as of March 22, 2022.

Name	Number of RSUs	Title	Vesting Date
Baron Jean Stéphenne	2,815	RSU LTIP Special Award	Dec 31, 2021
Ralf Clemens	1,876	RSU LTIP Special Award	Dec 31, 2021
Baron Jean Stéphenne	2,465	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023
Ralf Clemens	1,917	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023
Mathias Hothum	1,917	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023
Hans Christoph Tanner	1,917	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023
Friedrich von Bohlen und Halbach	1,917	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023
Craig A. Tooman	1,369	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023
Dr. Viola Bronsema	0	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023

The RSU awards have not yet been delivered and so are not included in the fully diluted shares outstanding.

Share Ownership of Managing Directors

The following table sets forth the share ownership of our managing directors as of March 22, 2022.

Percentage
	Number of	of Shares
Name*	Shares	Outstanding	Voting Rights
Franz-Werner Haas	85,860	0.05%	—
Pierre Kemula	36,629	0.02%	—
Florian von der Mulbe(1)	—	—	—
Mariola Fotin-Mleczek(2)	—	—	—
Bernd Winterhalter(3)	—	—	—
Igor Splawski	—	—	—
Antony Blanc(4)	—	—	—
Senta Ulrike Gnad-Vogt(5)	—	—	—
Klaus Edvardsen(6)	—	—	—
Malte Greune(7)	—	—	—
(1)	Dr. von der Mülbe resigned as a managing director of CureVac N.V. on June 30, 2021. Dr. von der Mülbe serves as our Chief Production Officer.
(2)	Dr. Fotin-Mleczek resigned as a managing director of CureVac N.V. on January 31, 2022.
(3)	We considered Mr. Winterhalter an executive officer and a member of our senior management team but he was not registered in Germany as a member of our management board and was not appointed as a member of the management board of CureVac N.V. upon the closing of the initial public offering. He served as our interim chief development officer under a consulting agreement dated as of December 14, 2019 that specified his service was indefinite and may be terminated by either party with four weeks’ notice. The consulting agreement with Mr. Winterhalter was terminated in February 2021.
(4)	Dr. Blanc was formally appointed as a managing director of CureVac N.V. on June 24, 2021.
(5)	Dr. Gnad-Vogt resigned as interim chief development officer in August 2021 upon the appointment of Dr. Edvardsen as chief development officer. Dr. Gnad-Vogt is our Area Head for the Therapeutic Area Oncology and serves as our interim chief development officer.
(6)	Dr. Edvardsen was appointed as a managing director of CureVac N.V. on June 24, 2021 and began his role as chief development officer on August 1, 2021.
(7)	Dr. Greune joined the executive team as Chief Operating Officer on July 1, 2021. We consider Dr. Greune an executive officer and a member of our senior management team, but he has not yet been formally appointed as a managing director of CureVac N.V.

Option Ownership of Managing Directors

The following table sets forth the option ownership of our managing directors as of March 22, 2022.

				Exercise	Purchase
	Number of		Amount of	Price	Price
Name	Options	Title	Securities (€)	(€)	(€)	Expiration Date
Florian von der Mulbe(1)	—	—	—	—	—	—
Mariola Fotin-Mleczek(2)	—	—	—	—	—	—
Franz-Werner Haas	—	—	—	—	—	—
Pierre Kemula	—	—	—	—	—	—
Bernd Winterhalter(3)	—	—	—	—	—	—
Igor Splawski(4)	266,155	LTIP Option Awards	266,155	10.04	—	7/14/2030
Antony Blanc(5)	133,078	LTIP Option Awards	133,078	(6)	—	1/1/2030
	66,539	LTIP Option Awards	66,539	(7)	—	1/1/2031
	66,539	LTIP Option Awards	66,539	(8)	—	1/1/2032
Senta Ulrike Gnad-Vogt(9)	—	—	—	—	—	—
Klaus Edvardse(10)	30,000	LTIP Option Awards	30,000	(7)	—	8/1/2026
Malte Greune(11)	20,000	LTIP Option Awards	20,000	(9)	—	7/1/2026
(1)	Dr. von der Mülbe resigned as a managing director of CureVac N.V. on June 30, 2021. Dr. von der Mülbe serves as our Chief Production Officer.
(2)	Dr. Fotin-Mleczek resigned as a managing director of CureVac N.V. on January 31, 2022.
(3)	We considered Mr. Winterhalter an executive officer and a member of our senior management team but he was not registered in Germany as a member of our management board and was not appointed as a member of the management board of CureVac N.V. upon the closing of the initial public offering. He served as our interim chief development officer under a consulting agreement dated as of December 14, 2019 that specified his service was indefinite and may be terminated by either party with four weeks’ notice. The consulting agreement with Mr. Winterhalter was terminated in February 2021.
(4)	The number of options reflected for Dr. Splawski represents options granted under the Plan (as defined below) that was established in connection with our initial public offering.
(5)	Dr. Blanc was formally appointed as a managing director of CureVac N.V. on June 24, 2021.
(6)	The exercise price of Dr. Blanc’s 133,078 LTIP Options, which expire on December 1, 2030, will be based on the volume weighted average price of our common shares from October 19, 2020 to November 13, 2020.
(7)	The exercise price of Dr. Blanc’s 66,539 LTIP Options, which expire on December 1, 2031, will be based on the volume weighted average price of our common shares from November 1, 2021 to November 30, 2021.
(8)	The exercise price of Dr. Blanc’s 66,539 LTIP Options, which expire on December 1, 2032, will be based on the volume weighted average price of our common shares from November 1, 2022 to November 30, 2022.
(9)	Dr. Gnad-Vogt resigned as interim chief development officer in August 2021 upon the appointment of Dr. Edvardsen as chief development officer. Dr. Gnad-Vogt is our Area Head for the Therapeutic Area Oncology and serves as our interim chief development officer.
(10)	Dr. Edvardsen was appointed as a managing director of CureVac N.V. on June 24, 2021 and began his role as chief development officer on August 1, 2021. The exercise price of Dr. Edvardsens’s 30,000 LTIP Options, which expire on August 1, 2026, will be based on the volume weighted average price of our common shares from July 2, 2021 to July 30, 2021.

(11)	Dr. Greune joined the executive team as Chief Operating Officer on July 1, 2021. We consider Dr. Greune an executive officer and a member of our senior management team, but he has not yet been formally appointed as a managing director of CureVac N.V.. The exercise price of Dr. Greune’s 20,000 LTIP Options, which expire on July 1, 2026, will be based on the volume weighted average price of our common shares from June 3, 2021 to June 30, 2021.

Restricted Stock Unit Ownership of Managing Directors

The following table sets forth the restricted stock unit (RSU) ownership of our managing directors as of March 22, 2022.

Name	Number of RSUs	Title	Vesting Dates
Franz-Werner Haas	3,784	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023
Pierre Kemula	2,868	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023
Igor Splawski	2,607	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023
Antony Blanc	2,868	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023
Klaus Edvardsen.	1,535	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023
Malte Greune	1,434	RSU LTIP Award	1/3 on Dec 31, 2021 1/3 on Dec 31, 2022 1/3 on Dec 31, 2023

The RSU awards have not yet been delivered and so are not included in the fully diluted shares outstanding.

Virtual Share, or VS, Ownership of Management Board Members from VSOP Programs as of March 22, 2022

				Start of
				Vesting	Grant date
			Max	Period	(Date of
		VS Points	Vested	(Only for New	Allocation	Vesting
Name	Program	Granted	Points	Participants)	Letter)	Period	VSOP Plan	Valid until
Franz-Werner Haas	VS	12,721	12,721		01.06.2012	36	Prior VSOP	Aug 13, 2029
Franz-Werner Haas	VS	479,080	479,080		01.01.2013	36	Prior VSOP	Aug 13, 2029
Franz-Werner Haas	VS	202,544	202,544		01.01.2015	12	Prior VSOP	Aug 13, 2029
Pierre Kemula	VS	532,311	532,311	01.10.2016	18.04.2019	36	Prior VSOP	Aug 13, 2029

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

As of the date of this Annual Report, our authorized share capital is €92,700,000, consisting of 386,250,000 common shares and 386,250,000 preferred shares, par value €0.12 per share. Each of our common shares entitles its holder to one vote. The following table presents information relating to the beneficial ownership of our common shares as of March 22, 2022 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

●	each managing director and supervisory director; and
●	all managing directors and supervisory directors as a group.

The number of common shares beneficially owned by each entity, person, supervisory director or managing director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 22, 2022, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of outstanding common shares is computed on the basis of 187,031,138 common shares outstanding as of March 22, 2022. Common shares that a person has the right to acquire within 60 days of March 22, 2022 are also deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of the supervisory board and management board as a group. The percentages do not give effect to any shares that may be acquired by our shareholders, management board members or supervisory board members pursuant to the directed share program. Unless otherwise indicated below, the address for each beneficial owner is CureVac AG, Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany.

	Shares Beneficially Owned
Shareholder	Number	Percentage
5% Shareholders:
Dievini Hopp BioTech holding GmbH & Co. KG(1)	84,868,173	45.38%
OH Beteiligungen GmbH & Co. KG(2)	84,868,173	45.38%
DH-Capital GmbH & Co. KG(2)	84,868,173	45.38%
Kreditanstalt fur Wiederaufbau(3)	29,871,441	15.97%
Glaxo Group Limited	14,935,721	7.99%
Managing Directors:
Franz-Werner Haas, LLD, LLM	85,860	0.05%
Pierre Kemula, B.Sc.	36,629	0.02%
Igor Splawski	—	—
Antony Blanc	—	—
Klaus Edvardsen, MD, Ph.D	—	—
Malte Greune, Ph.D(4).	—	—
Supervisory Directors:
Ralf Clemens, MD, Ph.D.	—	—
Mathias Hothum, Ph.D.(5).	84,868,173	45.38%
Baron Jean Stephenne, MSc, MBA	—	—
Hans Christoph Tanner, Ph.D.	184,839	0.10%
Friedrich von Bohlen und Halbach, Ph.D.(6).	84,868,173	45.38%
Craig A. Tooman, MBA	—	—
All Managing Directors and Supervisory Directors as a Group:	4,023,958	2.15%
*	Represents beneficial ownership of less than 1%.

(1)	Includes 7,368,500 shares beneficially owned by Mr. Dietmar Hopp through DH-LT-Investments GmbH. Dietmar Hopp, Oliver Hopp and Daniel Hopp jointly control the voting and investment decisions of the ultimate parent companies of dievini Hopp BioTech holding GmbH & Co. KG. The shares registered in the name of dievini Hopp BioTech holding GmbH & Co. KG may also be deemed to be beneficially owned by Dr. Friedrich von Bohlen und Halbach, Dr. Christof Hettich and Dr. Mathias Hothum, each of whom is a managing director of dievini Hopp BioTech holding GmbH & Co. KG with the power to represent with another managing director. Moreover, Mr. Dietmar Hopp is also a managing director of dievini Hopp BioTech holding GmbH & Co. KG with the sole power of representation. The address for dievini Hopp BioTech holding GmbH & Co KG, Mr. Dietmar Hopp, Dr. Friedrich von Bohlen und Halbach, Dr. Christof Hettich and Dr. Mathias Hothum is dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Str. 57, 69190 Walldorf, Germany.
(2)	Includes 84,368,173 shares held by dievini Hopp BioTech holding GmbH & Co. KG that may also be deemed beneficially owned by Dr. Mathias Hothum or Dr. Friedrich von Bohlen und Halbach. The address for OH Beteiligungen GmbH & Co. KG and DH-Capital GmbH & Co. KG is Heidelberger Straße 43, 69168 Wiesloch, Germany. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons of OH Beteiligungen GmbH & Co. KG and DH-Capital GmbH & Co. KG.
(3)	KfW, or Kreditanstalt für Wiederaufbau, is an institution (Anstalt des öffentlichen Rechts) organized under public law of the Federal Republic of Germany. The Federal Republic of Germany holds 80% of KfW’s subscribed capital, and the German federal states (Länder) hold the remaining 20%. The address for KfW is Palmengartenstrasse 5-9, 60325 Frankfurt am Main, Germany.
(4)	Dr. Greune joined the executive team as Chief Operating Officer on July 1, 2021. We consider Dr. Greune an executive officer and a member of our senior management team, but he has not yet been formally appointed as a managing director of CureVac N.V.
(5)	Includes 84,368,173 shares held by dievini Hopp BioTech holding GmbH & Co. KG that may also be deemed beneficially owned by Dr. Mathias Hothum.
(6)	Reflects 84,368,173 shares held by dievini Hopp BioTech holding GmbH & Co. KG that may also be deemed beneficially owned by Dr. Friedrich von Bohlen und Halbach and 3,221,126 shares held by Bohlini invest GmbH that are beneficially owned Dr. Friedrich von Bohlen und Halbach, who is the sole shareholder, beneficial owner and ultimate controlling person of Bohlini invest GmbH.

Each of our shareholders is entitled to one vote per common share. None of the holders of our shares will have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of April 27, 2022, we had 50,225,344 common shares held by 4 U.S. resident shareholders of record.

B.Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2019 with any of our management and supervisory directors and the holders of more than 5% of our common shares.

BePharBel Manufacturing S.A.

In December 2020, CureVac Real Estate GmbH and BePharBel Manufacturing S.A., entered into a commercial supply agreement to develop and manufacture the diluent that was expected to be used to dilute the Group’s first concentrated COVID-19 vaccine candidate, CVnCoV, to the amount specified by each dose level. Pursuant to the terms of the agreement, it was intended that BePharBel Manufacturing would manufacture and deliver to CureVac Real Estate GmbH a low seven figure amount of commercial batches of diluent per year, in 2021 and 2022. Following the withdrawal of the CVnCoV in October 2021 due to COVID-19 virus drift, WHO COVID vaccine efficiency recommendation and market expectations, CureVac Real Estate GmbH terminated the commercial and supply agreement with BePahrBel and entered into negotiations on a structured and rapid wind-down of the ordered production. We intend to terminate this agreement, and in March 2022, the Parties agreed on a settlement of all claims resulting from the commercial and supply agreement, while details of the settlement are still subject to negotiation the overall volume of the settlement will in no event go beyond €4 million. Baron Jean Stéphenne, our supervisory board member, holds directly and indirectly 15.61% of BePharBel Manufacturing’s equity and is a director of BePharBel Manufacturing, and Baron Jean Stéphenne’s son, Vincent Stéphenne, holds 1.43% of BePharBel Manufacturing’s equity and is a managing director of BePharBel Manufacturing.

dievini Hopp BioTech holding GmbH & Co. KG, Walldorf

As of December 31, 2021, dievini holds the majority of our capital stock and is the controlling shareholder. Molecular Health GmbH, or Molecular Health, is a subsidiary of dievini. In December 2017, we concluded a contract with Molecular Health, according to which Molecular Health provides services in conjunction with the Modeling of the biological and clinical effects of Toll-like receptor 7 and 8 agonists in cancer and immune cells. In fiscal years 2019, 2020 and 2021, payments to Molecular Health with respect to research and development amounted to €0, €0 and €0, respectively.

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

The agreement can be terminated without notice by us and with notice of three months to the end of the quarter by Rittershaus. In fiscal years 2019, 2020 and 2021, consulting fees of €208,000, €990,000 and €757,000 were paid to Rittershaus, respectively. Prof. Dr. Christof Hettich, one of the managing directors of dievini is a partner of Rittershaus.

Dr. Ingmar Hörr

In June 2018, an advisory agreement was implemented between Dr. Ingmar Hoerr and CureVac. Dr. Hoerr received €240,000, €45,000 and €0 for consulting services in fiscal years 2019, 2020 and 2021, respectively. The advisory agreement with Dr. Ingmar Hoerr was terminated in March 2020.

Antony Blanc

In July 2020, a consulting agreement was implemented between CureVac AG and Clarentis SRL, which is wholly owned by Antony Blanc, our chief business officer. The consulting agreement was further amended in September 2020. The consulting agreement was terminated in February 2021 upon Antony Blanc’s appointment as our chief business officer. The consulting agreement provided for payments that were contingent upon the achievement of certain milestones. Clarentis SRL received €150,000 and €100,000 in fiscal years 2020 and 2021, respectively.

2020 Private Investment

On July 17, 2020, we entered into a binding agreement with KfW, Glaxo Group Limited, or GSK, QIA and other investors, pursuant to which we agreed to issue new Series B shares in CureVac AG, representing approximately 36% of the shares in CureVac AG in exchange for an aggregate investment of €560 million.

According to the mandate of KfW by the Federal Republic of Germany pursuant to and in accordance with Article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) KfW, acquired approximately 19% shareholding in CureVac AG for an aggregate investment of €300 million. In addition, GSK acquired approximately a 9% shareholding in CureVac AG for an investment of €150 million and QIA acquired approximately 4% shareholding in CureVac AG for an investment of €60 million. We refer to the investment of KfW as the KfW Investment and to the investment by GSK as the GSK Investment. In addition, the other several shareholders purchased an aggregate 3% shareholding in CureVac AG for an aggregate investment of €50 million. As part of our Corporate Reorganization, outstanding shares of all series in CureVac AG have been exchanged for common shares in CureVac B.V., which subsequently were converted into shares of CureVac N.V.

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

Shareholders’ Agreement among KfW, dievini, DH-LT Investments GmbH and Mr. Hopp

In connection with the KfW Investment, KfW, dievini and Mr. Hopp entered into a shareholders’ agreement on June 16, 2020, or the KfW dievini Shareholders’ Agreement, agreeing to certain transfer restrictions and rights of first refusal relating to their interests in our company, nomination rights as provided elsewhere in this Annual Report, and a voting agreement relating to certain specified actions. In particular, dievini and Mr. Hopp agree to vote a specified number of their shares as directed by KfW on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (1) transferring the tax domicile of CureVac N.V. and/or the approval of the transfer of the corporate or administrative seat of CureVac AG; (2) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) material for the protection of the health of the population of the European Union; (3) entering into material mergers and acquisitions; and (4) amendments to the articles of association of CureVac AG which would affect the foregoing matters. Under the terms of KfW dievini Shareholders’ Agreement, Mr. Hopp agreed to purchase an aggregate of €100 million of our common shares in a private placement that took place with our initial public offering, in August 2020, at a price per share equal to our initial public offering price concurrently. Mr. Hopp effected this purchase through DH-LT-Investments GmbH, an affiliated entity. In connection with such concurrent private placement DH-LT-Investments GmbH has become a party to the KfW dievini Shareholders’ Agreement. The KfW dievini Shareholders’ Agreement has an initial fixed term that expires on December 31, 2023, subject to a right to extend for one year for the benefit of KfW and dievini, and may be terminated after the initial fixed term, or the extended term, if applicable, by either party subject to six months’ notice prior the end of the applicable calendar year. In addition, the agreement shall automatically terminate if KfW sells all or a part of its interest in our company to a third-party, subject to certain exceptions.

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

●	We agreed to prepare and provide KfW our interim financials not later than 30 days after the end of each quarter. In addition, not later than 30 days prior to the start of each fiscal year we agreed to prepare and provide KfW our operating plans that shall include certain projections regarding our financials, our business plan relating to the succeeding fiscal year including our development plans, financial and investment plans, budgeted and projected figures and other information and forecasts. Our supervisory board needs to approve the planning by a simple majority vote. In addition, subject to certain limitations, the member of our supervisory board designated (nominiert) by KfW shall, to the extent not prohibited by any mandatory law and/or Nasdaq rules, be entitled to pass on and discuss any information received in his or her capacity as a member of the supervisory board with KfW and certain governmental agencies and offices of the federal government of the federal republic of Germany, however, restricted to the extent required for KfW and any of the aforementioned institutions to comply with their respective obligations. We are obligated to also provide to KfW upon its request such information that is reasonably requested by KfW for the management and the controlling of KfW’s shareholding in us in order for KfW and certain other institutions as of the Federal Republic of Germany to comply with their respective obligations;
●	KfW has the right to designate (nominieren) one member of our supervisory board for appointment by the general meeting (and to prompt the recall of such member of the supervisory board at its sole discretion) as long as KfW’s shareholding in our share capital is at least 10% in accordance with the arrangements included in our articles of association. Furthermore, our pre-IPO shareholders shall, to the extent legally permissible, ensure that any established advisory board or any other comparable panel of our subsidiaries or affiliate shall also provide KfW the right, upon its discretion, to include a member to be designated (nominieren);
●	We need to reasonably cooperate with each of our pre-IPO shareholders to provide them with information that is mandatory for their tax obligations;

●	If we fail to withhold taxes on certain amounts paid to a pre-IPO shareholder, its affiliates and certain related persons of such pre-IPO shareholder (excluding a shareholder that was not our shareholder prior to the 2020 Private Investment), and such certain amounts are reimbursable or creditable to such pre-IPO shareholder, its affiliates and certain related persons of such pre-IPO shareholder, then such pre-IPO shareholder needs to use his or her best efforts in order to obtain a credit or reimbursement from the applicable tax authority and such credit or reimbursement shall be paid to us;
●	We are obligated to use the funds raised in the 2020 Private Investment solely to fund the (i) development of our proprietary pipeline, including earlier stage assets currently in preclinical development, (ii) research and development activities to expand our mRNA platform technology, in particular with respect to our vaccine candidate against SARS-CoV-2 and other infectious diseases and (iii) manufacturing capacities for mRNA-based drug product candidates and future approved products;
●	We entered into a Global Access Agreement with the Bill & Melinda Gates Foundation in February 2015 pursuant to which we are required to take certain actions to support the Bill & Melinda Gates Foundation’s mission. We may be required to redeem all, or to facilitate the purchase by a third-party of all, the shares held in us by the Bill & Melinda Gates Foundation as per the date of the ISA on certain terms that may not be favorable to us, if we receive from the Bill & Melinda Gates Foundation a notification that we have (a) committed a material breach of certain commitments under the Global Access Agreement, (b) used the funds received from the Bill & Melinda Gates Foundation for purposes other than those described in the Global Access Agreement, including not for the (i) finance of our facility to be used inter alia to manufacture vaccines and drugs in support of the Bill & Melinda Gates Foundation’s charitable purpose, (ii) continued development of technology for prophylactic and therapeutic mRNA vaccines and drugs against infectious diseases and vaccine adjuvants, comprised of long, non-coding RNA molecules and formulation/delivery technology necessary to develop the mRNA vaccines and drugs, or the Platform Technology, (iii) the use of the Platform Technology to advance vaccine and drug candidates in support of the Bill & Melinda Gates Foundation charitable purpose and/or (c) failed to comply with certain U.S. regulatory and tax obligations, or together the BMGF Default, and the BMGF Default continues to exist following a cure period. In addition, if we are required but fail to purchase all of the shares held in us by the Bill & Melinda Gates Foundation as per the date of the ISA, we shall not be allowed to pay dividends, redeem the shares of any other shareholder (other than repurchases at cost of shares from our employees, officers, directors, consultants or other persons performing services for us pursuant to agreements under which we have the option to repurchase our shares upon the occurrence of the termination of employment or service) or otherwise make any other distribution to any of our shareholders in connection with their shares. In addition, if within 12 months after such redemption or sale, we close an underwritten public financing or a change of control occurs and the valuation used for such underwritten public financing or a change of control, as the case may be, is in excess of 200% of the valuation used for the redemption or the sale of the shares held by the Bill & Melinda Gates Foundation, we will need to pay the Bill & Melinda Gates Foundation compensation equal to the excess of what it would have received in such transaction if it still held its shares at the time of such underwritten public financing or a change of control over what it received in the sale or redemption of its shares had the BMGF Default not occurred. For further information regarding the Global Access Agreement see “Item 4. Information on the Company — B. Business Overview — Collaborations — Bill & Melinda Gates Foundation Partnership;”
●	Upon the consummation of our initial public offering, we agreed to file, and filed, an application for continuation of tax book value (Antrag auf Buchwertfortführung acc. to Sec. 21 par. 1 second and third sentences of the German Tax Conversion Act — UmwStG) regarding the shares of CureVac AG that has been transferred as part of our initial public offering, as set out above, with the respectively competent tax authorities within four (4) months after the date of the ISA at the latest; and

●	We agreed to provide pre-IPO shareholders holding at least 10% of our share capital certain information required to facilitate the disposition of our shares held by any such pre-IPO shareholder, or in some circumstances to provide information that we intend to file with the SEC and in such case we may be required to take into account the input of such pre-IPO shareholder holding prior to the filing with the SEC. In addition, we agreed that upon a written request of such a pre-IPO shareholder, we will add such pre-IPO shareholder holding to our liability insurance as a named insured in connection with the consummation of a registered offering, but any related premium shall be borne by such pre-IPO shareholder holding at least 10% of our share capital; and dievini and certain other limited pre-IPO shareholders agreed to bear the economics with respect to the Prior VSOP for a total of up to 60,175 participation rights corresponding with 10% of our share capital as of February 1, 2015 in the amount of altogether EUR 601,750. In case of an exercise event under the Prior VSOP, dievini and such other limited pre-IPO shareholders agreed to transfer common shares up to a pre-determined amount to allow us to fulfill any claims of the beneficiaries under the Prior VSOP.

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

Form F-3 Registration Statement

As of August 13, 2021, each Eligible Shareholder or group of Eligible Shareholders may request in writing, not more than three times within 12-month period, that we effect a registration of the sale or other transfer of such shares, provided that the aggregate anticipated offering price from the sale of such shares equals at least $15 million, subject to certain exemptions. We will not be obligated to file a registration statement on Form F-3 in certain customary cases, subject to certain exemptions.

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

Employment Agreements

Certain of our managing directors and supervisory directors have entered into service agreements with us as discussed in more detail within “Item 6. Directors, Senior Management and Employees — C. Board Practices — Service Agreements.”

Transfer of Shares from Prior Shareholders

As of March 10, 2021 and October 18, 2021, the holders of the virtual shares under the Prior VSOP plan exercised all of their exercisable virtual shares. See note 9 to our audited consolidated financial statements contained elsewhere in this Annual Report for further information on the exercise of the virtual shares.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities including proceedings initiated by former employees and directors. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this Annual Report, we do not believe such claims and proceedings, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business.

In addition, in connection with our adjustment of our external European manufacturing network after the the withdrawal of our EMA dossier for our drug candidate CvnCoV, we are involved in disputes with certain manufacturers. In February 2022, we were served with a request for arbitration filed with the German Arbitration Institute by Wacker Biotech B.V. seeking payments based on a terminated agreement with us, which arbitration has commenced. The agreement with Wacker was terminated in connection with the withdrawal of our EMA dossier for our drug candidate CVnCoV. We intend to defend ourselves vigorously against Wacker’s claims. An estimate of the possible outcome cannot be made at this time.

Rentschler Biopharma SE has informed us that the Transfer and Services Agreement and the Commercial Manufacturing Agreement between Rentschler and CureVac Real Estate GmbH must be terminated due to the withdrawal of our EMA dossier for CVnCoV. Rentschler is seeking damages in connection with the termination request, as well as certain claims for other reimbursement under the agreement. We do not believe there is a basis for a termination of the agreements by Rentschler nor for the damages claimed by Rentschler. The possible outcome of this dispute cannot be predicted at this time.

In addition, Celonic Germany GmbH & Co. KG BV (“Celonic”) has informed us that it believes it is owed damages and obligations from us in connection with the termination of its Services and Commercial Supply Agreement for Commercial Manufacturing with us. The agreement was terminated by us in September 2021. We do not believe there is a basis for such claims. The possible outcome of this dispute cannot be predicted at this time.

We had partnered with Novartis Pharma AG, among others, to develop an integrated European manufacturing network for our first-generation COVID-19 vaccine candidate, CVnCoV. After the withdrawal of the marketing authorization application for CVnCoV, the master services agreement with Novartis Pharma AG has been mutually terminated. On March 4, 2022, we have entered into a termination and settlement agreement with Novartis Pharma AG, under which we have settled, waived and released each other from the respective claims and obligations under the master services agreement.

Commercial disputes and arbitration and litigation is inherently unpredictable. While we do not believe that any of these matters will have a material adverse effect on our financial position, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of matters, which could have a material adverse effect on our financial condition or on our results of operations and/or our cash flows in the period in which any such amounts are accrued or paid. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

None.

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

Material Dutch Tax Considerations

General

The following is a general summary of certain material Dutch tax consequences of the acquisition, holding and disposal of our common shares. This summary does not purport to set forth all possible tax considerations or consequences that may be relevant to a holder or prospective holder or our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, it should be treated with corresponding caution.

This summary is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where the summary refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.

This discussion is for general information purposes and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, holding and disposal of our common shares. Holders or prospective holders of our common shares should consult their own tax advisor regarding the Dutch tax consequences relating to the acquisition, holding and disposal of our common shares in light of their particular circumstances.

Please note that this section does not set forth the Dutch tax considerations for:

●	holders of common shares if such holders have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children) directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest exists if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
●	holders of common shares for which the common shares qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder's shareholding of 5% or more in a company's nominal paid-up share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) the company in which the shares are held is a related entity (statutorily defined term);
●	pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and
●	holders of common shares who are individuals and for whom the common shares or any benefit derived from the common shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

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

The expression “dividends distributed” includes, among other things:

●	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
●	liquidation proceeds, proceeds of redemption of common shares, or proceeds of the repurchase of common shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those common shares as recognized for purposes of Dutch dividend withholding tax;
●	an amount equal to the par value of common shares issued or an increase of the par value of common shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and
●	partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the common shares concerned has been reduced by an equal amount by way of an amendment of our articles of association. The term "net profits" includes anticipated profits that have yet to be realized.

Dutch Resident Individuals and Dutch Resident Entities generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch (corporate) income tax liability. For corporate legal entities who are resident or deemed to be resident of the Netherlands for Dutch tax purposes, the credit in any given year is limited to the amount of corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. The same generally applies to holders of common shares that are neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder.

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

The Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) provides for a non-exhaustive negative description of a beneficial owner. According to this act, a holder of common shares will not be considered the beneficial owner of the dividends if as a consequence of a combination of transactions:

●	a person other than the holder of common shares wholly or partly, directly or indirectly, benefits from the dividends;

●	whereby this other person retains or acquires, directly or indirectly, an interest similar to that in our common shares on which the dividends were paid; and
●	that other person is entitled to a credit, reduction or refund of Dutch dividend withholding tax that is less than that of the holder of common shares.

The Dutch State Secretary of Finance takes the position that the definition of beneficial owner introduced by this legislation will also be applied in the context of a double taxation convention.

Conditional withholding tax on dividends (as of January 1, 2024)

As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

(i)	is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a "Listed Jurisdiction"); or
(ii)	has a permanent establishment located in a Listed Jurisdiction to which the Shares are attributable; or
(iii)	holds the common shares for the main purpose or one of the main purposes to avoid taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or
(iv)	is not considered to be the beneficial owner of the common shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the common shares (a hybrid mismatch); or
(v)	is not resident in any jurisdiction (also a hybrid mismatch); or
(vi)	is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (currently 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (currently 25.8%).

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally speaking, if the holder of common shares is a Dutch Resident Entity, any benefits derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is subject to Dutch corporate income tax at a rate of 15% with respect to taxable profits up to €395,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2022).

Dutch Resident Individuals

If the holder of common shares is a Dutch Resident Individual, any benefits derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.5% in 2022), if:

(i)

the common shares are attributable to an enterprise from which the holder of common shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

(ii)

the holder of common shares is considered to perform activities with respect to the common shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the common shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the Dutch Resident Individual's net investment assets (rendementsgrondslag) for the year will be subject to an annual Dutch income tax on a deemed return (with a maximum of 5.53% in 2022) under the regime for savings and investments (inkomen uit sparen en beleggen), insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen).

The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The common shares are included as investment assets. For the net investment assets on January 1, 2022, the deemed return ranges from 1.82% up to 5.53% (depending on the aggregate amount of the net investment assets of the individual on January 1, 2022). The deemed return will be adjusted annually on the basis of historic market yields.

The deemed return on the Dutch Resident Individual's net investment assets for the year is taxed at a flat rate of 31% (rate for 2022). Actual income or capital gains realized in respect of the Shares are as such not subject to Dutch income tax.

On December 24, 2021, the Dutch Supreme Court ruled that the Dutch income tax levy on savings and investments, in 2017 and 2018, violated the European Convention on Human Rights. The tax consequences of the Dutch Supreme Court ruling are not immediately clear. The new Dutch Government intends to start calculating the taxation on savings and investments on actual returns realized from savings and investments (instead of on a deemed return) starting in 2025. The Dutch Supreme Court ruling could make the Dutch Government move faster on the issue. Prospective investors should carefully consider the tax consequences of this Dutch Supreme Court ruling and consult their own tax adviser about their own tax situation.

Non-residents of the Netherlands

A holder of common shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch (corporate) income tax in respect of income derived or deemed to be derived from the common shares or in respect of capital gains realized on the disposal or deemed disposal of the common shares, provided that:

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
(ii)	in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the common shares that go beyond ordinary asset management and does not otherwise derive benefits from the common shares that are taxable as benefits from miscellaneous activities in the Netherlands.

Gift and Inheritance Taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of common shares by way of a gift by, or on the death of, a holder of such common shares who is resident or deemed resident of the Netherlands at the time of the gift or the holder's death.

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
(ii)	in the case of a gift of common shares is made under a condition precedent, the holder of common shares is resident or is deemed to be resident of the Netherlands at the time the condition is fulfilled; or
(iii)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.

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

In the case of dividends distributed to a company within the meaning of Art. 2 of the amended EU Directive 2011/96/EU of the Council of November 30, 2011, or the EU Parent Subsidiary Directive, domiciled in another Member State of the European Union, an exemption from withholding tax will be granted upon request if further prerequisites are satisfied (Freistellung im Steuerabzugsverfahren). This also applies to dividends distributed to a permanent establishment located in another Member State of the European Union of such a parent company or of a parent company tax resident in Germany if the participation in the company is effectively connected with this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of the company of at least 10% for at least one year.

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

A new tax regime for certain German partnerships was passed. Under the new regime partnerships are able to be taxed as a corporation and their partners to be taxed like shareholders of a corporation. The election is available for fiscal years ending in 2022 or later years. See “— Corporations.”

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

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding the Company's Shares as Business Assets

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

A new tax regime enables certain partnerships to be taxed as a corporation and their partners to be taxed like shareholders of a corporation. The election is available for fiscal years ending in 2022 or later years. See “— Corporations.”

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

Abolishment of Solidarity Surcharge

As of the assessment period 2021, the solidarity surcharge is partially abolished for certain individuals. The solidarity surcharge shall, however, continue to apply for capital investment and, thus, on withholding taxes levied. The solidarity surcharge shall, however, continue to apply for capital investment and, thus, on withholding taxes levied. In cases where the individual income tax burden for an individual shareholder is lower than 25%, the shareholder can apply for his/her capital investment income being assessed at his/her individual tariff-based income tax rate, in which case solidarity surcharge would be refunded.

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

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing of our common shares. It does not describe all tax considerations that may be relevant to a particular person's decision to invest in common shares.

This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes;
●	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
●	persons that own or are deemed to own ten percent or more of our common shares (by vote or value); or
●	persons holding common shares in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our common shares, who is eligible for the benefits of the Treaty and who is:

●	an individual who is a citizen or resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any non-U.S. taxes imposed on them. This discussion does not apply to investors in this special situation. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.

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

Passive Foreign Investment Company Rules

Under the Code, we will generally be a “passive foreign investment company,” or a PFIC, for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. The value of a non-U.S. corporation’s goodwill that is associated with activities that produce, or are intended to produce, active income is generally an active asset for purposes of the asset test unless, for U.S. federal income tax purposes, the non-U.S. corporation is a “controlled foreign corporation,” or CFC, that is not publicly traded “for the taxable year.” If a non-U.S. corporation is a CFC that is not publicly traded for the taxable year, its PFIC status under the asset test is determined by using the U.S. tax basis of its assets rather than their fair market value and therefore the market value of its goodwill is generally disregarded. Generally, a non-U.S. corporation is a CFC if more than 50% of its shares’ voting power or value is owned, directly, indirectly or constructively, by “United States shareholders” (as defined in Section 951(b) of the Code). Although it is not certain, we may be or may have been a CFC in our 2020 taxable year. However, under the recently promulgated Treasury regulations, the fair market value of our assets (including goodwill) can be used for purposes of the asset test provided that (i) we are publicly traded on the majority of days during our taxable year or (ii) we would not be a CFC if certain constructive ownership rules were not applied. We believe, and the remainder of this discussion assumes, that we are eligible to use the fair market value of our assets for purposes of the asset test, for our 2020 taxable year.

Based on the composition of our income and assets during 2020, we do not believe that we were a PFIC for our 2020 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Whether we will be a PFIC in 2021 or any future year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2021 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status. In addition, we may, directly or indirectly, have held or hold equity interests in other PFICs, collectively referred to as Lower-Tier PFICs. Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of the stock of Lower-Tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-Tier PFIC and (ii) a disposition of shares of a Lower-Tier PFIC, in each case as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly. U.S. Holders should consult their tax advisors about the consequences to them of our investment in one or more Lower-Tier PFICs.

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

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in our common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). A mark-to-market election generally cannot be made for equity interests in any Lower-Tier PFIC unless shares of such Lower-Tier PFIC are themselves “marketable.” As a result, if a U.S. Holder makes a mark-to-market election with respect to our common shares, the U.S. Holder would nevertheless be subject to the PFIC rules described above with respect to its indirect interest in any Lower-Tier PFIC unless the U.S. Holder makes a qualified electing fund election, also known as a QEF Election, with respect to such Lower-Tier PFIC, as discussed below.

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

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a foreign currency) and the amounts held as cash and cash equivalents. Our consolidated financial statements are reported in euros. We generate a significant portion of our revenue and incur a significant portion of our expenditures in certain non-euro currencies, principally U.S. dollars. We are exposed to fluctuations in foreign currency exchange rates primarily on revenue generated from sales in these foreign currencies. Our results of operations can be affected if the U.S. dollar appreciates or depreciates against the euro. As of December 31, 2021 if the euro had weakened 10% against the U.S. dollar with all other variables held constant, pre-tax loss for the year would have been €0.4 million (2020: €8.6 million) lower and post-tax loss would have been €0.3 million lower (2020: €6.2 million). Conversely, if the euro had strengthened 10% against the U.S. dollar with all other variables held constant, pre-tax loss would have been €0.4 million (2020: €7.1 million) higher and post-tax loss would have been €0.3 million (2020: €5.0 million) higher. The effects on pre- and post-tax loss and (accumulated) other comprehensive income due to fact that our subsidiary CureVac Inc.’s functional currency is the U.S. dollar would still have been immaterial at December 31, 2020 and 2021.

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

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our cash and cash equivalents with floating interest rates. Due to persistent low interest rates we may be exposed to the risk of being charged negative interest rates on our bank deposits. If interest rates as of December 31, 2020 and 2021 had been 1% higher while all other variables had remained the same, the net loss for the year (before and after tax) would have been €8.1 million (2020: €13.2 million) lower, because the higher interest income would have been generated from floating rates on invested cash and cash equivalents.

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

None.

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

Based on the foregoing, our chief executive officer and our chief financial officer together with management have concluded that, as of December 31, 2021, due to material weaknesses in internal controls over financial reporting described below, our disclosure controls and procedures were not effective.

B.   Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” (2013 framework). Our management has concluded, based on its assessment, that our internal control over financial reporting was not effective as of December 31, 2021 due to material weaknesses related to (a) ineffective information technology general controls (ITGCs) in the area of user access over certain information technology (IT) systems and the reports generated from these systems used in the execution of controls that support the Company’s financial reporting processes and (b) business controls which were not adequately designed and operating effectively as a result of gaps in the identification of risks, precision of review controls and documentation to evidence control performance.

Notwithstanding the material weaknesses identified as of December 31, 2021, we have concluded that the financial statements and other financial information included in this Annual Report on Form 20-F, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented.

Remediation plan

As previously disclosed, in connection with the preparation of our financial statements for the year ended December 31, 2020, we concluded that we had a material weakness primarily related to (a) a lack of sufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training and (b) a lack of established accounting processes and procedures for new complex transactions and consistent application of existing accounting processes and procedures. Despite our implementing measures to remediate this material weakness, and even though progress was made to strengthen our controls, we identified the material weaknesses described above at December 31, 2021. Our management has been implementing and continues to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include, along with other measures: (i) developing and deploying enhanced risk assessment procedures for business controls and IT systems, including increasing the precision level of controls and addressing unmitigated risks with new controls or adjusting the design of existing controls to address such risks; (ii) implementing a new access rights model in order to assess and manage access to IT systems and segregation of duties risks; (iii) training and hiring additional qualified staff; (iv) streamlining and replacing disparate IT systems; and (v) engaging third parties, as required, to assist with technical expertise, integration and streamlining of IT systems and business controls.

Management believes the foregoing plans will effectively remediate the deficiencies constituting the material weaknesses. However, there is no assurance as to when such remediation will be completed. As the remediation plans are or continue to be implemented, management may take additional measures or modify the plan elements described above. See “Item 3. Key Information — D. Risk Factors: We have identified material weaknesses in our internal control related to ineffective information technology general controls (ITGCs) as well as business controls which, if not remediated appropriately or timely, could result in loss of investor confidence and adversely impact our stock price. If we are unable to remediate the material weakness, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”

C.   Attestation Report of the Registered Public Accounting Firm

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, or Ernst & Young, an independent registered accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2021, which expressed an adverse opinion thereon, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” on page F-2.

D.   Changes in Internal Control over Financial Reporting

Except for the material weaknesses identified in 2021, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

Our supervisory board has determined that Hans Christoph Tanner, Craig A. Tooman and Ralf Clemens satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and each qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. For more information see “Item 6. Directors, Senior Management and Employees — C. Board Practices — Committees — Audit Committee.”

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

ITEM 16C. Principal Accountant Fees and Services

Our financial statements have been prepared in accordance with IFRS as issued by the IASB and are audited by Ernst & Young, has acted as our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.

Ernst & Young has served as our independent registered public accounting firm for each of the three years ended December 31, 2019, 2020 and 2021, for which audited financial statements appear in this Annual Report.

Audit Fees

Ernst & Young billed us €1.4 million and €1.5 million for audit services for fiscal 2021 and 2020, respectively, including fees associated with the annual audit, consultations on various accounting issues, performance of local statutory audits and comfort letters and review of offering documents filed with the SEC.

Audit-Related Fees

Ernst & Young did not bill us for audit-related services for fiscal 2021 and 2020.

Tax Fees

Ernst & Young billed us €0.5 million and €0.1 million for tax fees, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2021 and 2020, respectively.

All Other Fees

Ernst & Young billed us €0.1 million for services other than those categorized in Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2021. Ernst & Young billed us €0.5 million for services other than those categorized in Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2020.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2021, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

None.

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

Under Dutch law, the management board is charged with the management of the company, subject to the restrictions contained in our articles of association, and the supervisory board is charged with the supervision of the policy of the management board and the general course of affairs of the company and of the business connected with it. The managing directors may divide their tasks among themselves in or pursuant to the internal rules applicable to the management board. Each managing director and supervisory director has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or breakup of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the management board regarding a material change in our identity or character requires approval of the general meeting. In addition, during the initial approval period, the following additional resolutions of the management board will require approval of the general meeting and our supervisory board:

●	transferring the tax domicile of CureVac N.V. and/or the approval of the transfer of the corporate or administrative seat of CureVac AG;
●	relocating or ceasing (including by way of disposal, demerger or similar transactions) activities in specified areas in or to a state outside the European Union, except to the extent our supervisory board considers such activities (in particular in the area of the development of vaccines) not to be material for the protection of the health of the population of the European Union;
●	entering into mergers, demergers and similar reorganizations and entering into acquisitions or businesses or participations, except to the extent our supervisory board considers such transactions not to be material;
●	amendments to the articles of association of CureVac AG which would affect these approval rights during the initial approval period; and
●	the exercise of voting rights in CureVac AG approving, directing or causing any of the foregoing matters.

Under our articles of association, the approval of our supervisory board is also required for resolutions of the management board, including concerning the following matters:

●	the making of certain proposals to the general meeting;
●	the issue of shares or the granting of rights to subscribe for shares;
●	the limitation or exclusion of pre-emption rights;
●	the establishment of new activities of us or our direct or indirect subsidiaries in the areas of research, development, production and administration and/or the approval to establish activities of CureVac AG or its subsidiaries in these areas, in each case in a state outside the European Union;
●	the acquisition of shares by us in our own capital;
●	the drawing up or amendment of our management board rules;
●	the performance of legal acts relating to non-cash contributions on shares;
●	material changes to the identity or the character of the company or its business;
●	the charging of amounts to be paid up on shares against the company's reserves;

●	the making of an interim distribution;
●	designating a current or former officer or employee as indemnitees under our articles of association;
●	the stipulation of additional terms, conditions and restrictions in relation to the indemnification offered under our articles of association; and
●	and such other resolutions as the supervisory board shall have specified in a resolution to that effect and notified to the management board.

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

Director Terms

The Netherlands. The DCGC provides the following best practice recommendations on the terms for tenure of managing directors and supervisory directors:

●	Managing directors should be appointed for a maximum period of four years, without limiting the number of consecutive terms managing directors may serve.

●	Supervisory directors should be appointed for two consecutive periods of no more than four years. Thereafter, supervisory directors may be reappointed for a maximum of two consecutive periods of no more than two years, provided that any reappointment after an eight-year term of office should be disclosed in the company's annual report.

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

Director Vacancies

The Netherlands. Under Dutch law, managing directors and supervisory directors of a company like ours are appointed and reappointed by the general meeting. Under our articles of association, managing directors and supervisory directors are appointed by the general meeting upon the binding nomination by our supervisory board. During the periods specified below, dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement), KfW (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement), and any nomination concert have the right to make a binding nomination for one or more supervisory directors as specified below:

●	during the initial nomination period for dievini, dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) will have the right under our articles of association to make a binding nomination for the following number of supervisory directors:
●	four (4) supervisory directors for as long as dievini (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates, as defined by our articles of association, and ultimate beneficiaries, as defined by our articles of association (individually or collectively) owns at least 70% of our issued share capital;
●	three (3) supervisory directors for as long as dievini (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates, as defined by our articles of association, and ultimate beneficiaries, as defined by our articles of association (individually or collectively) owns at least 50% (but less than 70%) of our issued share capital;
●	two (2) supervisory directors for as long as dievini (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates, as defined by our articles of association, and ultimate beneficiaries, as defined by our articles of association (individually or collectively) owns at least 30% (but less than 50%) of our issued share capital; and
●	one (1) supervisory director for as long as dievini (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates, as defined by our articles of association, and ultimate beneficiaries, as defined by our articles of association (individually or collectively) owns at least 10% (but less than 30%) of our issued share capital.

●	during the initial nomination period for KfW, KfW (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) will have the right under our articles of association to make a binding nomination for one supervisory director; and
●	at any time, each nomination concert (excluding dievini, its affiliates and its ultimate beneficiaries and excluding KfW and its affiliates for as long as dievini and KfW, respectively, have the nomination rights discussed above) will have the right under our articles of association to make a binding nomination for one supervisory director for each 20% of our issued share capital represented by that nomination concert, provided such nominee is independent from the nomination concert and CureVac N.V. under the DCGC and applicable U.S. securities laws and Nasdaq rules.

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

The DCGC provides the following best practice recommendations in relation to conflicts of interests in respect of managing directors or supervisory directors:

●	A managing director should report any potential conflict of interest in a transaction that is of material significance to the company and/or to such person to the chairman of the supervisory board and to the other members of the management board without delay. The managing director should provide all relevant information in that regard, including the information relevant to the situation concerning his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree;
●	A supervisory director should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the company and/or to such person to the chairman of the supervisory board without delay and should provide all relevant information in that regard, including the relevant information pertaining to his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. If the chairman of the supervisory board has a conflict of interest or potential conflict of interest, he or she should report this to the vice-chairman of the supervisory board without delay;
●	The supervisory board should decide, outside the presence of the managing director or supervisory director concerned, whether there is a conflict of interest;
●	All transactions in which there are conflicts of interest with managing directors or supervisory directors should be agreed on terms that are customary in the market; and
●	Decisions to enter into transactions in which there are conflicts of interest with managing directors or supervisory directors that are of material significance to the company and/or to the relevant managing directors or supervisory directors should require the approval of the supervisory board. Such transactions should be published in the annual report, together with a description of the conflict of interest and a declaration that the relevant best practice provisions of the DCGC have been complied with.

Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

●	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;
●	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or
●	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

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

Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●	our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;
●	our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
●	other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

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

Shareholder Suits

The Netherlands. In the event a third-party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third-party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third-party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

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

Anti-Takeover Provisions

The Netherlands. Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our articles of association may make it more difficult for a third-party to acquire control of us or effect a change in our management board and supervisory board. These provisions include:

●	the authorization of a class of preferred shares that, after the expiration of the later of the initial period or the initial approval period, may be issued to a protective foundation pursuant to a call option to that effect, see “Item 3. Key Information — D. Risk Factors — Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove the members of our managing directors or supervisory directors;
●	a provision that our managing directors and supervisory directors are appointed on the basis of a binding nomination, the binding nature of which can only be overruled by a simple majority of votes cast representing at least one-third of our issued share capital;

●	a provision that our managing directors and supervisory directors may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than 50% of our issued share capital (unless the dismissal is proposed by the supervisory board or, with respect to supervisory directors nominated by dievini or KfW, by dievini (or its legal successor) or permitted assigns under the KfW dievini Shareholders’ Agreement during the nomination period for dievini or by KfW (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) during the nomination period for KfW, respectively, in which case a simple majority of the votes would be sufficient);
●	a provision that where a supervisory director is no longer in office or is unable to act, he or she may be replaced temporarily by a person whom the supervisory board has designated for that purpose and, where a supervisory director who has been appointed upon a nomination of dievini or KfW, as applicable, is no longer in office or unable to act, such supervisory director may only be temporarily replaced by a person designated for such purposes by dievini or KfW, as applicable. Such person shall become a full member of the supervisory board with the rights of the relevant supervisory director appointed upon a nomination of dievini or KfW, as applicable, as soon as a written designation to that effect has been received by the chairman or vice-chairman of our supervisory board, subject to limitations, under applicable law regarding dievini’s rights under this provision;
●	a provision allowing, among other matters, a former chairman of our supervisory board, a former nominee of dievini, and a former nominee of KfW, to jointly take on the supervisory functions, which persons jointly may designate one or more other persons to be charged with the supervision of our company (instead of or together with the former chairman of our supervisory board), as applicable, to manage our affairs if all of our managing directors and supervisory directors are removed from office and to appoint others to be charged with the management and supervision of our affairs, until new managing directors and supervisory directors are appointed by the general meeting on the basis of a binding nomination discussed above;
●	a provision allowing the management board to temporarily replace a managing director who is no longer in office or unable to act, by another person or persons designated for this purpose by the management board and attributing the management of the company to the supervisory board in case all managing directors are no longer in office or unable to act;
●	a provision that certain provisions of our articles of association can only be amended with the affirmative vote of (i) during the nomination period for dievini, dievini (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) and (ii) during the nomination period for KfW, KfW (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement); and
●	a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board.

In addition, Dutch law allows for staggered multi-year terms of our managing directors and supervisory directors, as a result of which only part of our managing directors and supervisory directors may be subject to appointment or reappointment in any one year.

Furthermore, our management board may, under certain circumstances invoke a reasonable period of up to 180 days to respond to certain shareholder proposals or a statutory cooling-off period of up to 250 days to respond to certain shareholder proposals or a hostile bid. See above under “Shareholder Proposals.”

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

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

●	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;
●	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or
●	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

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

Preemptive Rights

The Netherlands. Under Dutch law, in the event of an issuance of common shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the common shares held by such holder (with the exception of common shares to be issued to employees or common shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Our preferred shares carry no preemptive rights. Under our articles of association, the preemptive rights in respect of newly issued common shares may be restricted or excluded by a resolution of the general meeting. Another corporate body, such as the management board, may restrict or exclude the preemptive rights in respect of newly issued common shares if it has been designated as the authorized body to do so by the general meeting. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting to restrict or exclude the preemptive rights or to designate another corporate body as the authorized body to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of our issued share capital is represented at the meeting. Our management board, subject to approval of our supervisory board, has been authorized, for a period of five years from the completion of our initial public offering, to limit or exclude preemptive rights in relation to an issuance of shares or a grant of rights to subscribe for shares that the management board is authorized to resolve upon. See “—Issuance of Shares.”

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

Shareholder Vote on Certain Reorganizations

The Netherlands. Under Dutch law, the general meeting must approve resolutions of the management board relating to a significant change in the identity or the character of the company or the business of the company, which includes:

●	a transfer of the business or virtually the entire business to a third-party;
●	the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and
●	the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one-third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

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

Remuneration of Managing Directors and Supervisory Directors

The Netherlands. The supervisory board determines the remuneration of individual managing directors with due observance of the compensation policy at the recommendation of our compensation committee. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which managing directors may participate is subject to approval by our general meeting. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the managing directors and the criteria for granting or amendment. The compensation for our supervisory directors is set by the general meeting.

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
Name:Franz-Werner Haas
Title:Chief Executive Officer
Date: April 28, 2022

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

2.2

Shareholders’ Agreement among Kreditanstalt für Wiederaufbau, Dievini Hopp BioTechholding GmbH & Co KG and Mr. Dietmar Hopp, dated June 16, 2020 (incorporated by reference to Exhibit 3.6 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

2.3

Relationship Agreement among Kreditanstalt fur Wiederaufbau, Dievini Hopp BioTechholding GmbH & Co KG and Mr. Dietmar Hopp, dated July 17, 2020 (incorporated by reference to Exhibit 3.7 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

2.4	Registration Rights Agreement (incorporated by reference to Exhibit 4.5 to the Company’s Form F-3 (File No. 333-259613) filed on September 17, 2021).

2.5	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 as of December 31, 2021.

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

Exhibit no.	Description

4.45

Advance Purchase Agreement by and between CureVac AG and the European Commission, dated November 30, 2020 (incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 27, 2021).†

4.46

Second Amendment to Collaboration and License Agreement between Genmab B.V. and CureVac AG, dated December 19, 2019 (incorporated by reference to Exhibit 10.46 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.47

Amendment Three to Development and Option Agreement between Acuitas Therapeutics Inc. and CureVac AG, dated December 24, 2020 (incorporated by reference to Exhibit 10.47 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.48

Amendment Number One to the Framework Partnering Agreement between Coalition for Epidemic Preparedness Innovations and CureVac AG, dated December 11, 2020 (incorporated by reference to Exhibit 10.48 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.49

Amendment to the Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated April 2, 2021 (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 27, 2021).†

4.50

COVID Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated April 2, 2021 (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 27, 2021).†

4.51

Second Amendment to the Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated September 29, 2021 (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K (File No. 001-39446) filed on December 17, 2021).†

4.52

Amendment to the COVID Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated September 29, 2021 (incorporated by reference to Exhibit 99.4 to the Company’s Form 6-K (File No. 001-39446) filed on December 17, 2021).†

4.53

Second Amendment to the Shareholders’ Agreement among Kreditanstalt für Wiederaufbau, Dievini Hopp BioTechholding GmbH & Co KG and Mr. Dietmar Hopp, dated January 13, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 001-39446) filed on January 13, 2022).

4.54	Consultancy Agreement between CureVac AG and Clarentis SRL, dated July 9, 2020

4.55	First Amendment to the Consultancy Agreement between CureVac AG and Clarentis SRL, dated September 3, 2020

4.56	Third Amendment to Collaboration and License Agreement between Genmab B.V. and CureVac AG, dated December 19, 2019, effective June 30, 2021†

4.57	Consortium Agreement between CureVac AG, CureVac Real Estate GMBH and Glaxosmithkline Biologicals SA, dated February 20, 2022.†

4.58	Fourth Amendment to the Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated March 4, 2022†

4.59	Third Amendment to the COVID Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated March 4, 2022†

Exhibit no.	Description

4.60	Second Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc, dated July 29, 2021†

4.61	Third Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc, dated September 1, 2021†

4.62	Amendment No. 1 to the Collaborative Research Agreement, between CureVac AG and Yale University, dated July 6, 2021

8.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.

101

The following financial information from CureVac N.V.’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in Extensible Business Reporting Language (XBRL): (i) Report of Independent Registered Public Accounting Firm, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss) for the Fiscal Years Ended December 31, 2021, 2020 and 2019, (iii) Consolidated Statements of Financial Position as of December 31, 2021 and 2020, (iv) Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended December 31, 2021, 2020 and 2019, (v) Consolidated Statements of Cash Flows for the Fiscal Years ended December 31, 2021, 2020 and 2019, and (vi) Notes to the Audited Annual Consolidated Financial Statements.

†      Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Audit Committee of CureVac N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of CureVac N.V. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2022 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition for the GSK COVID Agreement

Description of the matter

As described in Note 3.1 to the consolidated financial statements, in April 2021, the Company entered into a collaboration and license agreement with GlaxoSmithKline Biologicals SA (GSK), referred to therein as the “GSK COVID Agreement”, from which the Company recognized revenue of €23.4 million for the year ended December 31, 2021 and €51.6 million in contract liabilities as of December 31, 2021. The GSK COVID Agreement contains multiple performance obligations which require the Company to deliver various goods and services, such as the technology license and development services, during the development of the product candidate.

As described in Note 2 to the consolidated financial statements, in determining revenue recognition from collaboration arrangements, the Company assesses whether the technology license and development services are capable of being distinct and are distinct within the context of the GSK COVID Agreement, and thus whether they would be accounted for as separate performance obligations. The Company allocates the transaction price to each performance obligation on a relative standalone selling price basis and recognizes revenue as each performance obligation is satisfied.

Auditing the Company’s revenue recognition for the GSK COVID Agreement was complex and required judgment primarily in determining whether the promised goods and services are capable of being distinct and are distinct within the context of the GSK COVID Agreement.

How we addressed the matter in our audit

To test the revenue recognized from the GSK COVID Agreement, we performed audit procedures which included, among others, evaluating management’s assessment of the terms and conditions against the accounting requirements of IFRS 15. We evaluated whether the performance obligations identified by the Company represented promised goods and services that were capable of being distinct and distinct in the context of the GSK COVID Agreement through reading the agreement and through inquiries of management and research and development personnel to determine whether the customer can benefit from the technology license on a stand-alone basis or only in conjunction with a related service. Further, we assessed the adequacy of the Company’s disclosure in Note 3.1 to the consolidated financial statements.

Provisions for onerous contracts

Description of the matter

As described in Note 2 to the consolidated financial statements, the Company recognizes a provision for onerous contracts when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received. As described in Note 11 of the consolidated financial statements, as of December 31, 2021, the Company recognized provisions of €40.5 million for onerous contracts based on its estimate of unavoidable costs remaining to be incurred under contracts with Clinical research organizations (CROs) for its CVnCoV clinical trials.

Auditing the provision for onerous CRO contracts was complex and required significant judgement in determining the cost to complete the clinical trial activities performed by CROs, including the number of participants completing the clinical trials, as these are dependent upon estimates from internal clinical personnel and from CROs and involves a high volume of data provided by external sources.

How we addressed the matter in our audit

We obtained an understanding over the accounting for the onerous contract provision. For example, we understood management’s process for the identification and measurement of estimated accrued costs, including data inputs for progress of clinical trials and participant number tracking under each clinical trial.

To test the onerous contract provision, our audit procedures included, among others, reviewing a sample of agreements with the CROs to corroborate key financial and contractual terms and testing the underlying data used in the provision computations. We also evaluated management’s estimates of the cost to complete, including the number of participants completing the clinical trials, on a sample basis, by performing inquiries of the Company’s operations personnel who oversee the clinical trials and by obtaining information directly from certain CROs. We examined subsequent invoices from the CROs and cash disbursements to the CROs, to the extent such invoices were received, or payments were made, prior to the date that the consolidated financial statements were issued. Further, we assessed the adequacy of the Company’s disclosure in Note 11 to the consolidated financial statements.

Provisions for contract termination costs

Description of the matter

As described in Note 2 to the consolidated financial statements, the Company recognizes provisions for contract termination costs where it is probable that a liability exists as of the reporting date and a reliable estimate can be made. As described in Note 11 of the consolidated financial statements, as of December 31, 2021, the Company recognized €81.6 million of provisions for the estimated costs of terminating Contract manufacturing organizations (CMOs) contracts.

Auditing the provisions for CMO contracts, which have been terminated or are anticipated to be terminated, was complex and required significant judgment in determining a reliable estimate of the settlement cost for each agreement. Such provisions are judgmental and subjective due to potential variability in the amount required to be paid to ultimately release the Company from its remaining obligations under the CMO contracts, including as a result of arbitration.

How we addressed the matter in our audit

To test the CMO contract termination provisions, our audit procedures included, among others, assessing the various components underlying management’s estimate of the amount required to release the Company from its remaining obligations under these contracts. We inspected the CMO contracts and compared the nature and substance of the contract termination clauses to management’s estimate. We also obtained internal and external legal counsel confirmation letters and inspected correspondence between the Company and the CMOs. Further, we assessed the adequacy of the Company’s disclosure in Note 11 to the consolidated financial statements.

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2015.

Stuttgart, Germany

April 28, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Audit Committee of CureVac N.V.

Opinion on Internal Control Over Financial Reporting

We have audited CureVac N.V.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, CureVac N.V. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in controls related to (a) ineffective information technology general controls (ITGCs) in the area of user access over certain information technology (IT) systems and the reports generated from these systems used in the execution of controls that support the Company’s financial reporting processes and (b) business controls which were not adequately designed and operating effectively as a result of gaps in the identification of risks, precision of review controls and documentation to evidence control performance.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated April 28, 2022, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany

April 28, 2022

CureVac N.V.

Consolidated Statements of Operations and
Other Comprehensive Income (Loss)

		Year ended December 31,
(in thousands of EUR, except per share amounts)	Note	2019	2020	2021

Revenue	3.1	17,416	48,871	102,990
Cost of sales	3.2	(27,983)	(14,173)	(238,195)
Selling and distribution expenses	3.3	(1,755)	(733)	(1,743)
Research and development expenses	3.4	(43,242)	(113,808)	(815,907)
General and administrative expenses	3.5	(48,969)	(53,554)	(100,402)
Income from release of governmental contract liabilities	3.6	—	—	574,502
Other operating income	3.7	5,587	24,150	67,702
Other operating expenses		(552)	(568)	(1,210)
Operating loss		(99,498)	(109,815)	(412,263)
Finance income		833	2,070	10,103
Finance expenses		(1,460)	(22,103)	(10,338)
Loss before income tax		(100,125)	(129,848)	(412,498)
Income tax benefit/ (expense)	13	252	726	782
Net loss for the period		(99,873)	(129,122)	(411,716)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments		32	35	(91)
Total comprehensive loss for the period		(99,841)	(129,087)	(411,807)
Net loss per share (basic and diluted)		(1.03)	(0.98)	(2.21)

The accompanying notes are an integral part of these consolidated financial statements.

CureVac N.V.

Consolidated Statements of Financial Position

		December 31,	December 31,
(in thousands of EUR)	Note	2020	2021
Assets
Non-current assets
Intangible assets	4.1	14,146	13,238
Property, plant and equipment	4.1	66,605	168,264
Right-of-use assets	4.2	33,984	32,129
Other assets	4.3	6,322	1,731
Deferred tax assets	13	445	2,861
Total non-current assets		121,502	218,223
Current assets
Inventories	5	14,531	56,159
Trade receivables		1,014	18,504
Contract assets		808	—
Other financial assets	6	2,619	4,648
Prepaid expenses and other assets	7	48,289	49,244
Cash and cash equivalents		1,322,593	811,464
Total current assets		1,389,854	940,019
Total assets		1,511,356	1,158,242
Equity and liabilities
Equity	8
Issued capital		21,655	22,454
Capital reserve		1,334,704	1,728,658
Treasury Shares		—	(5,817)
Accumulated deficit		(645,069)	(1,056,785)
Other comprehensive income		57	(34)
Total equity		711,347	688,476
Non-current liabilities
Finance Liabilities	12	25,189	—
Lease liabilities	4.2	26,853	25,423
Contract liabilities	3.1	500,061	86,345
Other liabilities		284	264
Total non-current liabilities		552,387	112,032
Current liabilities
Lease liabilities	4.2	3,234	3,469
Trade and other payables	10	21,685	127,703
Other liabilities	11	64,326	170,073
Income taxes payable	13	392	739
Contract liabilities	3.1	157,985	55,750
Total current liabilities		247,622	357,734
Total liabilities		800,009	469,766
Total equity and liabilities		1,511,356	1,158,242

The accompanying notes are an integral part of these consolidated financial statements.

CureVac N.V.

Consolidated Statements of Changes in Shareholders’ Equity

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2019	11,603	436,564	0	(416,074)	(10)	32,083
Net loss	—	—	—	(99,873)	—	(99,873)
Other comprehensive income	—	—	—	—	32	32
Total comprehensive income (loss)	—	—	—	(99,873)	32	(99,841)
Share-based payment expense (Net of Taxes)	—	19,564	—	—	—	19,564
Equity component of convertible loans (net of tax)	—	7,604	—	—	—	7,604
Deferred taxes on convertible loan	—	(2,212)	—	—	—	(2,212)
Balance as of December 31, 2019	11,603	461,520	0	(515,947)	22	(42,802)

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2020	11,603	461,520	0	(515,947)	22	(42,802)
Net loss	—	—	—	(129,122)	—	(129,122)
Other comprehensive income (loss)	—	—	—	—	35	35
Total comprehensive income (loss)	—	—	—	(129,122)	35	(129,087)
Equity component of convertible loans (net of tax)	—	87	—	—	—	87
Share-based payment expense (Net of Taxes)	—	15,432	—	—	—	15,432
Exercise of options	383	(383)	—	—	—	—
Issuance of share capital (net of transaction costs)	9,669	858,048	—	—	—	867,717
Balance as of December 31, 2020	21,655	1,334,704	0	(645,069)	57	711,347

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserves	Shares	deficit	reserve	equity
Balance as of January 1, 2021	21,655	1,334,704	0	(645,069)	57	711,347
Net loss	—	—	—	(411,716)	—	(411,716)
Other comprehensive income (loss)	—	—	—	—	(91)	(91)
Total comprehensive income (loss)	—	—	—	(411,716)	(91)	(411,807)
Share-based payment expense (Net of Taxes)	—	15,789	—	—	—	15,789
Exercise of options	109	3,077	—	—	—	3,186
Issuance of share capital (net of transaction costs)	690	403,372	—	—	—	404,062
Repurchase of common shares	—	(28,284)	(5,817)	—	—	(34,101)
Balance as of December 31, 2021	22,454	1,728,658	(5,817)	(1,056,785)	(34)	688,476

The accompanying notes are an integral part of these consolidated financial statements.

CureVac N.V.

Consolidated Statements of Cash Flows

	Year ended December 31,
(in thousands of EUR)	2019	2020	2021
Loss before income tax	(100,125)	(129,848)	(412,498)
Adjustments to reconcile loss before tax to net cash flows
Finance income	(833)	(2,070)	(10,103)
Finance expense	1,460	22,103	10,338
Depreciation and amortization	7,164	10,671	15,674
Impairment to property, plant and equipment	—	—	22,810
Loss on disposal of fixed assets	241	5,921	587
Impairment of inventory and prepayments	—	—	185,832
Share-based payment expense	19,564	14,240	14,956
Income from release of governmental contract liabilities	—	—	(574,502)
Working capital changes
Decrease / (increase) in trade receivables and contract assets	(10,117)	15,332	(16,682)
Decrease / (increase) in inventory	(3,246)	(8,334)	(227,460)
Decrease / (increase) in prepaid expenses and other assets	630	(47,578)	(3,118)
Receipts from grants from government agencies and similar bodies	9,304	31,599	93,531
(Decrease) / increase in trade and other payables and contract liabilities	(9,584)	620,305	179,316
(Decrease) / increase in other current financial and other liabilities	(334)	(55)	(20)
Decrease / (increase) in deferred taxes	—	(1,096)	(1,583)
Income taxes paid	(345)	(93)	(502)
Interest received	81	—	81
Interest paid	(823)	(8,694)	(9,785)
Net cash flow provided by (used in) operating activities	(86,963)	522,403	(733,128)
Investing activities
Purchase of property, plant and equipment	(11,172)	(36,329)	(124,222)
Purchase of intangible assets	(1,052)	(11,023)	(3,679)
Proceeds from asset-related grants	2,325	3,239	—
Purchases of financial assets	—	(1,161)	—
Proceeds from sale of other financial assets	38,080	—	—
Net cash flow provided by (used in) investing activities	28,181	(45,274)	(127,901)
Financing activities
Payments on lease obligation	(1,910)	(2,995)	(3,183)
Proceeds from the issuance of shares (net of transaction costs)	—	867,717	404,062
Proceeds from the exercise of options	—	—	3,186
Proceeds from (repayment of) the EIB loan	—	25,000	(25,000)
Proceeds from the convertible loan	69,889	24,860	—
Payment on treasury shares	—	—	(34,101)
Repayments of convertible loan	—	(94,749)	—
Net cash flow provided by financing activities	67,979	819,833	344,964
Net increase (decrease) in cash and cash equivalents	9,197	1,296,962	(516,065)
Effect of currency translation gains on cash and cash equivalents	107	(5,053)	4,936
Cash and cash equivalents, beginning of period	21,380	30,684	1,322,593
Cash and cash equivalents, end of period	30,684	1,322,593	811,464

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

The Company is incorporated in the Netherlands and is registered in the commercial register at the Netherlands Chamber of Commerce under RSIN 861149336. The Company’s registered headquarters is Friedrich-Miescher-Strasse 15, 72076 Tuebingen, Germany. During fiscal 2021, dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, was the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac between appr. 46 – 49 % during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

On August 14, 2020, the Company completed an initial public offering (IPO) on the Nasdaq Global Market; in connection with the IPO, the Company underwent a corporate reorganization by which CureVac N.V. became the parent holding company with 100% interest in CureVac AG. Prior to the reorganization, CureVac AG was the parent holding company of the Group; as part of the reorganization, CureVac B.V. was formed and existing shareholders of CureVac AG subscribed for new common shares in CureVac B.V. and agreed to transfer their respective shares in CureVac AG to CureVac B.V. as a contribution in kind against the issuance of the common shares in CureVac B.V. shares (share split) on a 1-to-133.0778 basis. As a result, CureVac B.V. became the holding company of CureVac AG, while the existing shareholders had a 100% shareholding in CureVac B.V. Effective with the IPO, CureVac B.V. changed its legal form and became CureVac N.V. and the common shares of CureVac B.V. were converted to common shares of CureVac N.V. These consolidated financial statements and corresponding financial statement notes reflect the retrospective effect of the share split, where applicable.

2. Significant accounting policies

These consolidated financial statements are prepared on a historical cost basis under the going concern assumption. The significant accounting policies adopted in the preparation of these consolidated financial statements are described below. These accounting policies have been consistently applied to all years presented unless otherwise stated. The corporate reorganization, as described above, is considered a continuation of the CureVac Group resulting in no change in the carrying values of assets or liabilities. As a result, the financial statements for periods prior to the IPO and the corporate reorganization are the financial statements of CureVac AG as the predecessor to the Company for accounting and reporting purposes.

The preparation of financial statements requires the use of certain accounting estimates. It also requires management to exercise its judgment in applying the Group’s accounting policies. The areas that require a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed below.

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were authorized by the Management Board for presentation to the Supervisory Board on April 28, 2022. The Group’s consolidated financial statements are presented in Euros (“EUR”), which is also the parent company’s functional currency. Unless otherwise stated, the numbers are rounded to thousands of Euros, except per share amounts.

Basis of consolidation

The consolidated financial statements include the Company's wholly-owned subsidiaries CureVac AG (Tuebingen, Germany), CureVac Inc. (Cambridge, Massachusetts, USA), CureVac Real Estate GmbH (Tuebingen, Germany) with CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Beteiligungsverwaltungs AG and CureVac Swiss AG being incorporated in 2021. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

All intra-group assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated upon consolidation.

The fiscal year of all Group entities corresponds to the calendar year ending December 31.

Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

Current assets include assets that are sold, consumed, or realized as part of the normal operating cycle (the operating cycle is assumed to be 12 months), or cash and cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

Current liabilities, such as trade payables, lease liabilities, or employee benefits with a term of up to 12 months, and payables for operating costs or social security charges, are part of the working capital used in the Group's normal operating cycle. Such operating items are classified as current liabilities even if they are due to be settled more than 12 months after the reporting period. All other liabilities are classified as non-current.

Foreign currency translation

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially translated at the spot rate applicable between the functional currency and the foreign currency on the date of the transaction. Monetary assets and liabilities in foreign currencies are translated to the functional currency using the prevailing rate at the reporting date. Foreign currency exchange differences are recorded in the statement of operations. Upon consolidation, the assets and liabilities of foreign operations are translated into Euro at the rate of exchange prevailing at the reporting date and their statements of operations are translated at the average exchange rate of the fiscal period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (loss).

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

The Group primarily generates revenue from its licensing and development agreements with collaboration partners for the development of mRNA medicines against a variety of targets in diseases and conditions. These arrangements contain multiple contractual promises, including (i) licenses, or options to obtain licenses, to the Group’s mRNA technology, (ii) delivery of products, and (iii) research and development services. Such arrangements provide for various types of payments to the Group, including upfront fees, funding of research and development services, payment for delivered products, development, regulatory and commercial milestone payments, license fees, and royalties on product sales, all of which may be satisfied at different points in time. Outlicensing agreements may be entered into with or without any further significant contractual obligations.

Goods or services promised in collaborative arrangements are accounted for as separate performance obligations if such promises are distinct (i.e., if the customer can benefit from the good or service on its own or together with other resources readily available to it and if the promise is separately identifiable from other promises in the contract).

In determining whether contractual promises are separately identifiable, the Group considers whether:

●	It provides a significant service of integrating the goods or services with other goods or services that represent the combined output or outputs for which the other party has contracted

●	One or more of the goods or services significantly modifies or customizes one or more of the other goods or services promised in the agreement.

●	The goods or services the Group promised to transfer or to provide are highly interdependent or highly interrelated.

Based on these criteria, management evaluates whether the intellectual property (IP) licenses granted, and to which further research and development activities may apply under the terms of a collaboration agreement, are distinct from the unperformed obligations to the collaboration partner, considering the relevant facts and circumstances of each arrangement. Factors considered in this determination include the nature of the IP license, the stage of development of the IP license granted, the research capabilities of the partner, and the availability of mRNA technology research expertise in the general marketplace.

When an IP license is not considered to be distinct from research services, the Group generally recognizes revenue, including any upfront payment, attributable to the license on a straight-line basis, which reflects the performance of services by the Group towards satisfaction of the obligation, over the contractual or estimated performance period, which is typically from the effective date of the related collaboration agreement through the estimated date of market entry of a product developed under the agreement. The determination of the estimated date of market entry requires a significant amount of judgment given the uncertainty inherent in developing innovative pharmaceutical products and is based upon development plans with the customer, which are subject to change, clinical trials, and approval of regulatory authorities. Changes in the estimated date of market entry could have a material impact on the amount and timing of revenue the Group records in future periods.

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

If the transaction price in an agreement includes a variable amount, the Group estimates the amount of consideration to which the Group will be entitled in exchange for transferring the goods to the customer. At contract inception, the variable consideration is estimated based on the most likely amount of consideration expected from the transaction and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with respect to the variable consideration is subsequently resolved. The estimated deferred contract liability is updated at each reporting date to reflect the current facts and circumstances.

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

Product sales related to collaboration agreements include RNA products and are recognized over time as goods are produced because such goods have no alternative use and the Group has an enforceable right to payment. Otherwise, revenue for product sales is recognized at a point in time. In 2021, 2020, and 2019, no revenue from product sales was recognized on a point-in-time basis. Revenue from certain research and development services, delivered as a distinct performance obligation under the collaboration agreements, are recognized over time as the services provided have no alternative use and the Group has an enforceable right to payment.

A receivable is recognized when the consideration is unconditional and only the passage of time is required before payment is due. The transaction price is quoted in the relevant contractually agreed pricing in force at the date of the customer placing the respective order for such goods or services. Amounts received prior to satisfying the above revenue recognition criteria are recorded as contract liability in the statements of financial position.

The Group may present the following contract balances:

●	Contract assets — Represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to the customer when that right is conditioned on something other than the passage of time
●	Trade receivables — Represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due)

●	Contract liabilities — Represents the Group’s obligations to transfer goods or services to a customer for which the Group has received consideration (or consideration is due) from the customer

The Group recognizes revenue from contracts with customers relating to its core business. All other operating proceeds are presented as other operating income in the statements of operations.

Grants from government agencies and similar bodies

The Group receives grants from government agencies and similar bodies for the active participation in specific research and development projects. Each grant agreement is assessed to determine whether there are elements of the supply of products that are recognized separately from the grant. For the supply of products, the standalone selling price is determined by reference to observed prices with other customers. The grants are recognized when there is reasonable assurance that the grant will be received and all grant conditions will be met. If grant funds are received prior to qualifying expenses being incurred or assets purchased, they are recorded as a liability in other liabilities. If the funds reimburse expenses, the liability is amortized into other operating income on a systematic basis over the period in which the corresponding expenses are incurred. If the funds reimburse purchased assets, the liability is reduced with a corresponding amount deducted from the asset’s carrying amount upon recording of the qualified asset. According to the terms of the grants, grantors generally have the right to audit qualifying expenses submitted by the Group.

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

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified into four categories:

●	financial assets at amortized cost (debt instruments);

●	financial assets at fair value through other comprehensive income with recycling of cumulative gains and losses (debt instruments);
●	financial assets designated at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition (equity instruments); or
●	financial assets at fair value through profit or loss.

In fiscal 2019, 2020, and 2021, the Group only had the following financial assets to be measured at amortized cost:

●	Cash and cash equivalents
●	Other financial assets
●	Trade receivables and contract assets

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of operations when the asset is derecognized, modified, or impaired.

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

For cash and cash equivalents, trade receivables, and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

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

The Group's financial liabilities include lease liabilities, trade payables, the EIB-loan, which was repaid in fiscal 2021 (see note 12), and the convertible loans (see note 12), which were repaid immediately before the IPO in fiscal 2020.

Subsequent measurement

After initial recognition, interest-bearing loans and borrowings, trade payables, and other financial liabilities are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of operations when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of operations.

This category generally applies to interest-bearing loans and borrowings, including convertible loans.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires.

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

The Group accounts for the first tranche of EUR 25 million drawn in 2020 as a financial liability at amortized cost, using the effective interest method based on expected cashflows including any amount of variable remuneration. In doing so, the Group assessed what is the most probable scenario for the exercise of its rights as the borrower. In addition, the Group determined an effective interest rate that is consistent with the accounting for other financing arrangements. In December 2021, the loan was early terminated and as of December 31, 2021 the EIB loan was fully repaid. For further information on the EIB loan, see Note 12.

Accounting for convertible loans

IFRS requires that a convertible loan be bifurcated into a debt component and a conversion right if the latter is an equity instrument.

In 2019, the Group assessed that the conversion right of the convertible loan is not an equity instrument, but a liability with an insignificant value.

The debt component of the convertible loan was measured using the market interest rate obtainable on similar debt instruments. The debt component was measured as a liability at amortized cost until it is converted into equity or becomes due for repayment. The carrying amount of the debt component was based on an expected repayment in 2021, which was the earliest possible date at which repayment could be required by the lender unless specified events occurred.

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

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortized over their useful life, generally using the straight-line method. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually at each fiscal year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits are accounted for prospectively. Amortization of an intangible asset is reported in the consolidated statement of operations in accordance with the function of the intangible asset.

Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of operations in the period in which the asset is derecognized.

Acquired intangible assets are mainly comprised of software and licenses. The Group has entered into non-exclusive license agreements for patent rights and/or know-how with reputable universities, cancer research institutes, and other research partners. The cost of these licenses includes fixed as well as contingent consideration mainly linked to specified events in the collaborations for which the licenses are used. The licenses are measured initially at cost which comprises the fixed purchase price components. The Group records a liability for contingent consideration and capitalizes such amounts as part of the cost of the acquired intangible asset when the future event, upon which the contingent consideration depends, occurs or a present obligation exists.

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

The residual values of the assets, useful lives, and depreciation methods are reviewed at the end of each fiscal year and any changes are accounted for prospectively.

The estimated useful lives and depreciation methods remained unchanged from fiscal 2019 through fiscal 2021. The residual values of the assets are generally considered to be zero.

Impairment of assets

At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. If there is any indication of impairment or if an annual impairment test is required, the Group estimates the recoverable amount of the asset. The recoverable amount of an asset is the higher of the asset's fair value less costs of disposal and its value-in-use. It is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case it is determined at the level of the cash-generating unit. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre -tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

When there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized, any impairment loss previously recognized is reversed. The reversal may not exceed the carrying amount that would have been determined after amortization or depreciation had no impairment loss been recognized for the asset in prior periods. The amount of the reversal is recognized in profit or loss for the period.

There were no impairments or reversals of impairments in 2019 and 2020. However, in fiscal year 2021, impairments of EUR 22,810k were recognized. These pertained largely to machinery and technical equipment recorded under assets under construction and resulted from the partial impairment of production lines which are obsolete due to the withdrawal of the EMA regulatory approval application for CVnCoV.

Non-current other assets — costs to obtain a contract

Amortization of assets recognized from the costs to obtain a contract with a customer within the scope of IFRS 15 is recognized on a straight-line basis over their associated estimated useful lives.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction, or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

The Group capitalizes borrowing costs when it meets all the following conditions: (a) it incurs expenditures for the asset; (b) it incurs borrowing costs, and (c) it undertakes activities that are necessary to prepare the asset for its intended use or sale.

The Group capitalized EUR 2,932k borrowing costs during fiscal 2021 (2020: 1,989k, 2019: 2,188k). The capitalization rate used to determine the amount of the borrowing costs eligible for capitalization during fiscal 2021 was a weighted average of 7.17% (2020: 8.90%, 2019: 9.13%).

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

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments, or a change in the assessment to purchase the underlying asset. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount for the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis over the lease term. Furthermore, the Group also elected to use the recognition exemptions for lease contracts that, on January 1, 2019, had a remaining lease term of 12 months or less.

Separation of lease and non-lease components

As a practical expedient, the Group elected not to separate the fixed (but not variable) portion of non-lease components in respect of leases of building and instead accounts for them as a single lease component.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Inventories are comprised of raw materials, work in progress, and finished goods.

Costs incurred in bringing each product to its present location and condition are accounted for, as follows:

●	Raw materials: purchased cost on a first-in/first-out basis
●	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overhead based on normal operating capacity, but excluding borrowing costs

The costs of inventories may not be recoverable if those inventories are damaged, if they become wholly or partially obsolete, or if the selling prices have declined. The practice of writing inventories down below cost to net realizable value is consistent with the view that assets should not be carried in excess of amounts expected to be realized from the sale or use.

Pre-launch products

Prior to initial regulatory approval, costs relating to the production of products are expensed as research and development expenses in the period incurred unless recoverable through means other than sale. If pre-launch products are sold, the respective product gross margin may be higher compared to the expected recurring margin as the underlying costs will not be included in cost of sales. For the year ended December 31, 2021, 2020, and, 2019, no revenues have been recorded related to pre-launch products.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances on-demand, and short-term deposits with an original maturity of three months or less.

Onerous contract provisions

An unfavorable and onerous contract provision is recognized when the expected benefits to be derived from a contract are lower than the unavoidable costs of meeting its obligations under the contract. Unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. The Group measures the cost of fulfilling a contract as the incremental costs of fulfilling that contract and the incremental costs of fulfilling that contract. Before a separate provision for an onerous contract is established, the Group recognizes any impairment loss that has occurred on assets used in fulfilling the contract, if applicable. Onerous contract provisions are released over the remaining term of the contract.

Share-based payment awards

The Group operates several share-based payment programs.

An equity-settled share-based payment award is accounted for by recognizing the related expense over the vesting period of the award, with a corresponding increase recorded in equity. The expense is based on the fair value determined at the grant date of the award and the number of awards expected to vest. The fair value remains unchanged after grant date. Once the award has vested, there is no reversal of expense related to the award.

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

If transactions and other events are recognized directly in equity, any related taxes on income are also recognized directly in equity.

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

Significant accounting judgments, estimates, and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenues, and expenses. Management bases its judgments and estimates on historical experience and other various factors, which it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

Significant judgments

In the process of applying the accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Accounting for share-based payments

The Group has multiple share-based payment programs. Significant judgments include the determination of the grant date fair value of the awards.

The awards granted in 2021 as well as in prior years are accounted for as equity-settled share-based payments and described under Note 9.

Revenue recognition and collaboration agreements

The Group applied the following judgments in determining the amount and timing of revenue from collaboration agreements:

●	Identification and determination of the nature of performance obligations in collaboration and license agreements.

The Group generates revenues from collaboration and license agreements under which the Group grants licenses to use, research, develop, manufacture, and commercialize candidates and products. As these agreements comprise several promises, it must be assessed whether these promises are capable of being distinct within the context of the contract. If these promises are not distinct, they are combined until the bundle of promised goods and services is distinct. For some agreements, this results in the Group accounting for all goods and services promised in a collaboration and license agreement as a single performance obligation with a single measure of progress.

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

As a result, the promise to grant a license is accounted for as a performance obligation satisfied over time as the Group’s customer simultaneously receives and consumes the benefits from the Group’s performance.

●	Estimation of variable consideration and assessment of the constraint when determining the amount of revenue of which to defer recognition

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

As there are usually only two possible outcomes (i.e., a milestone is reached or not), the Group has assessed that the method of the most likely amount is the best method to predict the amount of consideration to which the Group will be entitled.

The most likely amount of these milestone payments (i.e., the full milestone payment) is only included in the transaction price if the occurrence of reaching a future milestone is highly probable. The Group has assessed that the likelihood of achieving the respective milestone decreases depending on how far the expected date of achieving the milestone lies in the future.

The Group has concluded that future milestone payments are fully constrained at each of the fiscal years. Future milestone payments would become unconstrained at the satisfaction of the milestone event, specifically a development event, regulatory approval, or achievement of a sales milestone.

Clinical trial accruals and related research and development costs

The value of goods and services received from contract research organizations (CROs) and contract manufacturing organizations (CMOs) in the reporting period is estimated based on the level of services performed and progress made in the respective period. Amounts are recorded as accrued expenses in cases where the Company has not received an invoice from the service provider. Advance payments for goods or services that will be used or rendered for future research and development activities are recognized as (current) prepaid expenses and other assets or in (non-current) other assets if the benefit is expected to be received more than a year from the statement of financial position date. These amounts are recognized as an expense as the related goods are delivered or the services performed. Management's estimates are based on the best information available at the time. However, additional information may become available in the future and management may adjust the estimate in such future periods. In this event, the Company may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. The Company considers resulting increases or decreases in cost as changes in estimates and reflects such changes in research and development expenses in the period identified.

Accounting for onerous contract provisions

The Group has entered into binding legal agreements for the supply of services by CROs to the Group for CVnCoV clinical trials. Such services are generally associated with the ongoing monitoring and care for enrolled participants in the clinical trials. Due to the discontinuation of the CVnCoV program, the remaining services, which the Group is obligated to procure, do not have a value for the Group anymore. Judgment is required in estimating the cost of the remaining services, particularly in estimating the number of participants completing the clinical trials, when measuring provisions for such contracts with clinical research organizations.

Accounting for contract termination provisions

Contract termination provisions are established under certain conditions in the case of legal risks. Settlement and legal proceedings often raise complex issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case. The outcome of any current or future proceedings cannot normally be predicted. the Group considers the need for accounting measures in respect of pending or future settlements for terminated contracts on the basis of the information available to its legal department and in close consultation with legal counsel acting for the Group. Where it is more likely than not that such settlement will result in an outflow of resources that is already reasonably estimable, a provision for settling terminated contracts is recorded in the amount of the present value of the expected cash outflows.

Accounting for determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancelable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease if it is reasonably certain not to be exercised.

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

The Group included the renewal period (five years) as part of the lease term for certain building lease arrangements. Optional lease payments from both of these aforementioned extension options not included in the measurement of the lease liability exist in a gross amount of EUR 34,300k (2020: 34,201k, 2019: 12,548k)

Estimating the incremental borrowing rate

In most cases, the Group cannot readily determine the interest rate implicit in the lease. Therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR, therefore, reflects what the Group “would have to pay,” which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates, country risk premiums, and credit spreads) when available and is required to make certain entity-specific adjustments.

Changes in accounting policies and disclosures

Summary of significant accounting policies

This section describes significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented unless otherwise stated.

The below-listed amendments and interpretations apply for the first time in 2021, but do not have any impact on the consolidated financial statements of the Group:

●	Interest Rate Benchmark Reform - Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
●	COVID-19-related Rent Concessions, Amendment to IFRS 16

The Group has not early adopted any standards, interpretations, or amendments that have been issued but are not yet effective.

Standards issued but not yet effective

The following amendments will be adopted effective January 1, 2022, or at a later effective date, and are not expected to have a material impact on the consolidated financial statements of the Group:

●	Amendments to IFRS 4 Insurance Contracts
●	IFRS 17 Insurance Contracts, including Amendments to IFRS 17
●	Amendments to IAS 37 Onerous Contracts – Costs of Fulfilling a Contract
●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (effective 1 January 2023)
●	Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; Annual Improvements 2018-2020
●	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
●	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates

Impact of COVID-19

As the Group is currently devoting significant resources to the development of COVID vaccines, such development may impair the ability to timely progress other product candidates in clinical trials or into clinical trials from their current preclinical stage. In addition, enrollment in other programs may be delayed as a result of the COVID-19 pandemic and could have a negative impact on revenue recognition related to non-COVID-19 collaborations. For instance, the Group's flu program with Bill & Melinda Gates Foundation was delayed. The partial disruption, even temporary, may negatively impact the Company's operations and overall business by delaying the progress of its clinical trials and preclinical studies. The Group's operations, including research and manufacturing, could also be disrupted due to the potential of the impact of staff absences as a result of self-isolation procedures or extended illness. However, the Group has taken a series of actions aimed at safeguarding its employees and business associates, including implementing a work-from-home policy for employees except for those related to its laboratory and production operations. The Group is running COVID Antigen tests on a weekly basis for employees on the premises.

3. Notes to the consolidated financial statements

3.1 Revenue from contract with customers

The Group recognized the following revenues in 2019, 2020 and 2021:

	December 31
	2019	2020	2021
	EUR k	EUR k	EUR k
Belgium
GSK	—	8,809	74,298
Germany
Boehringer Ingelheim	2,474	1,885	26,003
Others	104	—	—
Netherlands
Genmab	—	2,628	1,770
Switzerland
CRISPR	519	695	919
United States
Eli Lilly	14,319	34,854	—
Total	17,416	48,871	102,990

Of these revenues, all of which were recognized over time as part of collaboration agreements, in 2021, EUR 79,827 k (2020: EUR 46,597k, 2019: EUR 5,777k) related to delivery of research services combined with an IP license (recognized from the upfront payments as further illustrated in the table below), EUR 457k (2020: EUR 556k, 2019: EUR 8,617k) related to delivery of products and EUR 22,706k (2020: EUR 1,718k, 2019: EUR 3,022k) were recognized from those research and development services considered distinct within the agreements.

GlaxoSmithKline

In July 2020, the Group entered a collaboration with GlaxoSmithKline (GSK) for the research, development, manufacture and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens. In addition to an equity investment of EUR 150,000k as part of the 2020 Private Investment (see Note 8.2), GSK made a non-refundable upfront cash payment of EUR 120,000k which was deferred upon receipt and recognized as a contract liability. Additionally, the Group is eligible to receive a one-time reimbursable payment of EUR 30,000k for manufacturing capacity reservation, upon certification of CureVac’s commercial scale manufacturing facility currently under construction in Germany as well as to receive development and regulatory milestone payments of up to EUR 320,000k, commercial milestone payments of up to EUR 380,000k and tiered royalties on product sales. GSK will fund R&D activities incurred by CureVac related to the development projects covered by the collaboration. CureVac will be responsible for the preclinical- and clinical-development through the Phase 1 trials of these projects, after which GSK will be responsible for further development and commercialization. CureVac will be responsible for the manufacturing of the product candidates, including for commercialization, and will retain commercialization rights for selected countries for all product candidates. Revenue is being recognized in accordance with the Company’s accounting policy for collaboration arrangements with the exception that the upfront payment, attributable to the IP license, is being recognized straight-line from the effective date of the collaboration agreement through the estimated completion date of Phase 1 clinical trials, at which time GSK will be responsible for further development and commercialization. Refer to Note 20 Subsequent events for additional information regarding an additional collaboration agreement entered into with GSK following December 31, 2020. In the year ended December 31, 2021, EUR 47,148k (2020: EUR 8,809k) in revenue was recognized under the collaboration agreement with GSK, entered into in July 2020, for the research, development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens.

Additionally, in April 2021, the Group entered into a new collaboration agreement with GSK, which we refer to as the GSK COVID Agreement, pursuant to which we are collaborating with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches (“GSK COVID Products”), such as the CureVac’s second-generation COVID-19 vaccine candidate, CV2CoV. These vaccine candidates may either be used to protect unvaccinated individuals or to serve as boosters in the event that SARS-CoV-2 immunity gained from an initial vaccination reduces over time. The GSK COVID Agreement was amended and restated in September 2021. Pursuant to the amendment in September 2021, CureVac and GSK are required to complete certain development activities with respect to the GSK COVID Products set forth in updated development plans. CureVac and GSK agree to decide whether the GSK COVID Products required for clinical studies will be manufactured by CureVac, GSK or jointly.

Under the GSK COVID Agreement, GSK has paid CureVac an upfront payment of EUR 75,000k. Under the terms of the 2020 GSK Agreement, CureVac granted GSK a worldwide exclusive, sublicensable (subject to certain conditions) license under certain of our intellectual property relating to vaccines and antibodies encoded by our proprietary mRNA targeting certain selected pathogens, or GSK Program Products, and a non-exclusive license under certain LNP technology to develop, manufacture and commercialize a certain number of such GSK Program Products for use in connection with the infectious diseases targeted under the 2020 GSK Agreement. CureVac also CureVac also granted GSK an exclusive option, after a certain date, to obtain exclusive licenses to develop, manufacture and commercialize CVnCoV and boosters for such vaccine. CureVac and GSK agreed to equally share all development costs for GSK COVID Products, subject to certain exceptions. CureVac and GSK will share all net profits generated from sales of GSK COVID Products, other than certain products defined in the agreement as "Combination Products", under profit sharing arrangements that in certain cases vary depending upon the GSK COVID Product in question, the time of sale, the number of doses sold and the party to whom the sale is made. CureVac is are eligible to receive tiered royalty payments ranging from a low-teen percentage to a mid-teens percentage on net sales of Combination Products, subject to certain customary reductions. Under the GSK COVID Agreement, CureVac have the right to commercialize GSK COVID Products in Austria, Germany and Switzerland and if CureVac exercises such right, CureVac’s sales of GSK COVID Products, other than Combination Products will be subject to the profit share and CureVac will be required to pay GSK a high-teen percentage royalty on net sales of all Combination Products in such countries. In the year ended December 31, 2021, EUR 27,150k (2020: EUR 0k) in revenue was recognized under the new collaboration with GSK, entered in April 2021.

Boehringer Ingelheim

In August 2014, the Group entered into an Exclusive Collaboration and License Agreement, which it refers to as the Boehringer Agreement, with Boehringer Ingelheim, whereby it granted Boehringer Ingelheim exclusive global rights for development and commercialization of its investigational therapeutic mRNA vaccine BI 1361849 (formerly CV9202) formulated with a legacy protamine technology. The Group received, in 2014, an upfront payment of EUR 30,000K, as well as, an option fee payment of EUR 5,000K and in 2018 an additional EUR 7,000K in development milestone payments, all of which are non-refundable and non-creditable in the event of expiry or termination of the agreement. In June 2021, Boehringer Ingelheim provided notice of its intention to terminate the Boehringer Agreement, with such termination to become effective on November 17, 2021. Upon termination of the Boehringer Agreement, the rights and licenses granted by the Group to Boehringer Ingelheim reverted back to the Group, provided that Boehringer Ingelheim has the right to sell off existing inventory of BI 1361849 for a certain period. In addition, Boehringer Ingelheim must assign to us all regulatory approvals or applications and grant us a non-exclusive, cost-free, perpetual and worldwide license to intellectual property held by Boehringer Ingelheim that has been used in the development, manufacture or commercialization of BI 1361849 or any other product developed under the Boehringer Agreement. As a result of the termination, the remaining contract liability, related to the upfront payment, was recognized over a shorter period through the termination date. In addition, the option fee payment of EUR 5,000k and the additional EUR 7,000k development milestone were recognized. Therefore, for the year ended December 31, 2021, EUR 26,003k (2020 1,885) was recognized as revenue related to this agreement.

CRISPR Therapeutics Development and License Agreement

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics, which, as amended by an amendment entered into in June 2020, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. CRISPR Therapeutics has paid us an upfront one-time technology access fee of USD 3 million, which is being recognized through the date of market entry of a product developed under the agreement. In the year ended December 31, 2021, EUR 919k (2020: EUR 695k, 2019: EUR 519k) in revenue was recognized under this agreement.

Genmab Collaboration and License Agreement

In December 2019, the Group entered into a Collaboration and License Agreement with Genmab, which we refer to as the Genmab Agreement, to research and develop up to four potential differentiated mRNA-based antibody products, to be selected by Genmab, based on the combination of our proprietary RNAntibody technology with Genmab's proprietary antibody technology for the treatment of human diseases. In partial consideration for entering into the Genmab Agreement, Genmab made a USD 20 million equity investment and paid us an upfront fee of USD 10 million, which is being recognized through the date of market entry of a product developed under the agreement. In the year ended December 31, 2021, EUR 1,770k (2020: EUR 2,628k) in revenue was recognized under this agreement.

Eli Lilly

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

The Group has received upfront payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period or upon termination of the agreement, when no services are provided anymore. Below is a summary of such payments and the related revenues recognized:

		Upfront payments included
	Upfront payments	in contract liabilities at		Revenue recognized from upfront payments
Customer		December 31, 2020	December 31, 2021	2019	2020	2021

	(in thousands)	(in thousands of Euro)	(in thousands of Euro)	(in thousands of Euro)
GSK	EUR 195,000	112,222	135,494	—	7,778	51,728
Boehringer Ingelheim	EUR 30,000	14,003	—	1,951	1,867	14,003
Genmab	USD 10,000 (EUR 8,937) *	7,150	5,362	—	1,787	1,787
CRISPR	USD 3,000 (EUR 2,524)*	1,549	1,239	310	310	310
Eli Lilly	USD 50,000 (EUR 42,200)*	—	—	3,516	34,855	—
BMBF	EUR 124,502 **	61,122	—	—	—	—
European Commission	EUR 450,000 **	450,000	—	—	—	—
Total		646,046	142,095	5,777	46,597	67,828

*Translated at the currency exchange rate prevailing on the transaction date

**Released as "Income from release of governmental contract liabilities" see Note 3.2.

Contract balances:

	December 31,	December 31,
	2020	2021
	EUR k	EUR k
Trade receivables	1,014	18,504
Contract assets	808	—
Contract liabilities	658,046	142,095

Contract liabilities include advances received from the Group's major license and collaboration agreements, from other customers and from the European Commission and the German Federal Ministry of Education and Research (Bundesministerium für Bildung und Forschung), or BMBF.

The outstanding balances of these accounts decreased in 2021 mainly due to the release of the governmental contract liabilities (EC and BMBF/BMG) by EUR 574,502 (see Note 3.6.) partially compensated by an increase due to a GSK upfront payment of EUR 75,000k.

Contract liabilities allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at year-end are as follows:

	Year ended December 31,
	2020	2021
Within one year	157,985	55,750
More than one year	500,061	86,345
Total	658,046	142,095

Trade receivables are non-interest bearing and are generally settled within 30 to 45 days.

As of December 31, 2021, the Group had three collaboration partners (2020: four) that owed 100% (2020: 100)% of all the receivables and contract assets outstanding. There was one collaboration partner (2020: two) with balances greater than 10% of the total amounts of receivable and contract assets.

The nature of expenses recognized in the functional categories of the statement of operations are as follows:

3.2 Cost of sales

The cost of sales consists of the following:

	2019	2020	2021
	EUR k	EUR k	EUR k
Personnel	(9,855)	(2,896)	(22,159)
Materials	(7,542)	(1,598)	(46,250)
Third-party services	(7,268)	(2,652)	(145,515)
Maintenance and lease	(1,060)	(1,016)	(2,874)
Amortization, depreciation and derecognition	(2,038)	(5,913)	(21,262)
Other	(220)	(98)	(135)
Total	(27,983)	(14,173)	(238,195)

During the fiscal year ended December 31, 2021, cost of sales increased compared to the same period of 2020 mainly due to activities for production processes for the Group's CVnCoV and CV2CoV vaccine candidate. The increase of EUR 224,022k in cost of sales was also driven primarily by recognition of expenses related to ineffective set-up activities of several contracted CMOs and, to a significantly lesser extent, write-offs related to inventory in the period preceding the withdrawal of the EMA application for CVnCoV.

3.3 Selling and distribution expenses

Selling and distribution expenses consist of the following:

	2019	2020	2021
	EUR k	EUR k	EUR k
Personnel	(1,263)	(631)	(1,369)
Maintenance and lease	(167)	(1)	(1)
Amortization and depreciation	(81)	(98)	(86)
Other	(244)	(3)	(287)
Total	(1,755)	(733)	(1,743)

Personnel expenses mainly include salary and salary-related expenses of EUR 1,076k (2020: EUR 370k, 2019: EUR 520k) and expenses from share-based payments of EUR 293k (2020: EUR 261k, 2019: 743k). Refer to Note 9 for further information.

3.4 Research and development expenses

R&D expenses consists of the following:

	2019	2020	2021
	EUR k	EUR k	EUR k
Materials	(4,015)	(29,834)	(232,292)
Personnel	(14,385)	(21,313)	(33,733)
Amortization and depreciation	(474)	(2,578)	(4,259)
Patents and fees to register a legal right	(4,551)	(7,337)	(11,157)
Third-party services	(18,626)	(51,306)	(531,827)
Maintenance and lease	(670)	(717)	(347)
Other	(521)	(723)	(2,292)
Total	(43,242)	(113,808)	(815,907)

During the fiscal year ended December 31, 2021, research and development expenses increased in comparison to the same period of 2020 mainly due to an increase in development expenses from the Group´s CVnCoV program. These expenses consist primarily of cost incurred to CROs involved in the CVnCoV development. As of December 31, 2021, the Group had no development expenditures that met the requirements for capitalization. Related to the remaining costs for the CVnCoV studies a provision for onerous contracts was set up. The increase of EUR 702,099k was also driven by recognition of expenses related to onerous contract provisions related to CRO arrangements, to estimated costs of settling several terminated CMO contracts, and to write-offs of CVnCoV-related prepayments and inventory.

Personnel expenses mainly include salary and salary-related expenses of EUR 32,779k (2020: EUR 16,543k 2019: EUR 14,127k) and expenses from share-based payments of EUR 954k (2020: EUR 4,770k 2019: nil); Refer to Note 9 for further information.

3.5 General and administrative expenses

General and administrative expenses include the following:

	2019	2020	2021
	EUR k	EUR k	EUR k
Personnel	(31,645)	(29,884)	(37,393)
Maintenance and lease	(4,604)	(2,505)	(4,306)
Third-party services	(5,970)	(6,914)	(28,875)
Legal and other professional services	(2,110)	(3,531)	(9,230)
Amortization and depreciation	(2,182)	(6,020)	(8,895)
Other	(2,458)	(4,700)	(11,703)
Total	(48,969)	(53,554)	(100,402)

Personnel expenses mainly include salary and salary-related expenses of EUR 24,274k (2020: EUR 20,442k, 2019: EUR 13,083k) and expenses from share-based payments of EUR 13,119k (2020: EUR 9,442k, 2019: EUR 18,562k). During the fiscal year ended December 31, 2021, third-party services expenses increased, compared to the same period of 2020, mainly due to consulting services for product launch readiness. Other mainly consists of insurance expenses of EUR 6,749k (2020: EUR 1,401k, 2019: EUR 115k) and real estate transfer taxes of EUR 0k (2020: EUR 930k, 2019: nil).

3.6. Income from release of governmental contract liabilities

Advance Purchase Agreement with European Commission

On November 30, 2020, CureVac entered into an Advance Purchase Agreement (APA) with the European Commission (EC), acting on behalf and in the name of all Member States of the European Union. The APA provided for the advance purchase by the Member States of 225 million doses of our SARS-CoV-2 vaccine. In order to support our accelerated efforts to develop a safe and effective vaccine, the APA provided for support to our operations in the form up-front payments. The first up-front payment of € 450 million was paid by the EC on behalf of the Member States and was included in contract liabilities.

The second up-front payment would have had been due after the submission of the interim data package to the EMA in view of obtaining EC marketing authorization for CVnCoV. The up-front payments were designed to support the development and prepare the commercial supply of the vaccine.

In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, CureVac would only return the unspent amount of the up-front payment. In the context of the APA, “spent” means either costs occurred, or commitments made in relation to the purpose as set out in the APA. CureVac was able to demonstrate that the up-front payment was used in accordance with the contract and no repayment was required.

As described above, CureVac recognized the consideration related to its delivery obligations, existing at the outset of the arrangement, as contract liabilities. Upon the automatic termination of the APA, the ability for CureVac to satisfy the contractual performance obligations of the arrangement ceased and the EC ceased to have the ability to exercise its rights for performance by the CureVac. As such, the substance of the arrangement changed from a revenue contract to that of a government grant. Due to the material magnitude of the amount, its non-recurring nature and to better enable comparability to past performance and predictability of future performance, CureVac recognized the €450 million into income in an additional line item “Income from release of governmental contract liabilities” in the statement of operations. The “spent” amounts incurred by CureVac, and which demonstrate use of the up-front payment, have been included in research and development expenses (refer to Note 3.4).

Additionally, CureVac will transfer, upon EC’s request any raw material and primary components paid for with the up-front payment and not used as of the termination date. Should the EC request any raw material and primary components or should CureVac successfully sell some of these, an applicable portion of raw material, primary components or proceeds will be forwarded to the EC. This agreement expires at the end of 2022.

German Federal Ministry of Education and Research

In 2020, the Company announced with the German Federal Ministry of Education and Research (Bundesministerium für Bildung und Forschung), or BMBF, a German government-related entity, established a grant to support the development and production of its COVID-19 vaccine candidates. In July 2020, CureVac applied for this grant as part of a special program to accelerate the research and development of urgently needed vaccines against SARS-CoV-2. The grant amounted up to EUR 252 million and the payments were contingent to reaching predefined milestones. Based on the terms and conditions of the arrangement, the Company assessed the arrangement as having two components: a grant component and a supply component. Both were separated. The amount attributed to the supply of future deliveries was determined based on the relative stand-alone selling price of the vaccine observed in similar arrangements and is presented in contract liabilities.

The Company reached all the predefined milestones for 2020. Due to the withdrawal of the EMA regulatory approval application for CVnCoV in October 2021, CureVac was not able to reach all predefined milestones in 2021. From 2020 to December 2021, CureVac received a total of € 196.3 million. In November 2021, CureVac notified BMG of the inability to supply CVnCoV, triggering the automatic termination of the supply agreement.

Consistent with the rationale and treatment described above under the APA with the EC, the substance of the supply component of the BMBF arrangement changed from a revenue contract to that of a government grant and thus, consistent with the presentation of the contract liabilities under the APA, CureVac recognized the EUR 124 million from the BMBF agreement as income in the line item “Income from release of governmental contract liabilities” and the corresponding expenses have been included in research and development expenses. The remaining amount of EUR 65 million, not related to the supply component, was reflected as grant income in “other operating income”. (Refer to Note 3.7).

3.7 Other operating income

Other operating income relates to:

	2019	2020	2021
	EUR k	EUR k	EUR k
Grants and other reimbursements from government agencies and similar bodies	5,385	23,736	66,394
Income from reversal of provisions	—	—	272
Other	202	414	1,036
Total	5,587	24,150	67,702

In 2021, 2020 and 2019 income from grants with government agencies and similar bodies resulted from the following:

German Federal Ministry of Education and Research

As discussed in Note 3.6, in 2020 the Company received a grant from BMBF to support the development of its COVID-19 vaccine candidate for which it was determined the arrangement contained two components: a grant component (in the scope of IAS 20) and a supply component (in the scope of IFRS 15). With regard to the grant component, as of December 31, 20201 the Group has recognized grant income in the amount of EUR 65,218k (2020 EUR 6,602k).

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

During the year ended December 31, 2021, CureVac recognized the reimbursement of approved expenses of EUR 688k (2020: EUR 15,953k; 2019: EUR 3,607k) as “other operating income” and EUR 0k (2020: EUR 3,239k; 2019: EUR 2,325k) were deducted from the carrying amount of qualifying assets recorded in property, plant and equipment.

As of December 31, 2021, EUR 1,289k in grant funds received have been deferred and are presented within other liabilities (as of December 31, 2020: EUR 1,325k).

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

During the year ended December 31, 2021 CureVac recognized EUR 488k (2020: EUR 1,183k 2019: EUR 768k) from the amortization of the grants on a straight-line basis and for services as other operating income.

As of December 31, 2021, EUR 1,879k in grant funds received have been deferred and presented within other liabilities (as of December 31, 2020: EUR 2,164k).

4. Fixed Assets

4.1 Development of intangible assets and property, plant and equipment and intangible assets

The development of intangible assets and property, plant and equipment for the years ended December 31, 2021 and 2020 were as follows:

Intangible assets

			Advance
(in thousands of EUR)	Software	Licenses	payments	Total
Acquisition costs
As of January 1, 2020	8,063	1,386	282	9,731
Additions	1,919	8,501	598	11,018
Disposals	—	—	—	—
Reclassifications	192	—	(192)	—
Currency translation	(2)	—	—	(2)
As of December 31, 2020	10,172	9,887	688	20,747
Cumulative amortization and impairment charges
As of January 1, 2020	3,587	446	—	4,033
Amortization	913	1,656	—	2,569
Currency translation	(1)	—	—	(1)
As of December 31, 2020	4,499	2,102	—	6,601
Acquisition costs
As of January 1, 2021	10,172	9,887	688	20,747
Additions	2,454	234	991	3,679
Disposals	—	—	(576)	(576)
Reclassifications	—	138	(138)	—
Currency translation	—	—	—	—
As of December 31, 2021	12,626	10,259	965	23,850
Cumulative amortization and impairment charges
As of January 1, 2021	4,499	2,102	—	6,601
Amortization	1,466	2,545	—	4,011
Currency translation	—	—	—	—
As of December 31, 2021	5,965	4,647	—	10,612
Carrying amount
As of January 1, 2020	4,476	940	282	5,698
As of December 31, 2020	5,673	7,785	688	14,146
As of December 31, 2021	6,661	5,612	965	13,238

Property, plant and equipment

			Other
			equipment,
		Technical	furniture	Assets
		equipment	and	under
(in thousands of EUR)	Buildings	and machines	fixtures	construction	Total
Acquisition costs
As of January 1, 2020	6,844	17,052	5,901	39,229	69,026
Additions	5,690	4,622	3,772	14,522	28,606
Disp osals	(77)	(839)	(398)	(5,579)	(6,893)
Reclassifications	7,493	1,549	9	(9,051)	—
Currency translation	—	—	(41)	—	(41)
As of December 31, 2020	19,950	22,384	9,243	39,121	90,698
Cumulative depreciation and impairment charges
As of January 1, 2020	2,450	7,257	4,124	7,120	20,951
Depreciation	1,042	1,813	1,277	—	4,132
Disposals	(77)	(739)	(133)	—	(949)
Attributions	—	(23)	(1)	—	(24)
Currency translation	—	—	(17)	—	(17)
As of December 31, 2020	3,415	8,308	5,250	7,120	24,093
Acquisition costs
As of January 1, 2021	19,950	22,384	9,243	39,121	90,698
Additions	3,353	28,047	2,228	98,071	131,699
Disposals	(4)	(10)	(15)	(7,123)	(7,152)
Reclassifications	3,973	1,553	—	(5,526)	—
Currency translation	—	—	38	—	38
As of December 31, 2021	27,272	51,974	11,494	124,543	215,283
Cumulative depreciation and impairment charges
As of January 1, 2021	3,415	8,308	5,250	7,120	24,093
Depreciation	1,934	3,420	1,883	—	7,237
Impairment	—	—	—	22,810	22,810
Disposals	(1)	(2)	(15)	(7,120)	(7,138)
Attributions	—	—	—	—	—
Currency translation	—	—	17	—	17
As of December 31, 2021	5,348	11,726	7,135	22,810	47,019
Carrying amount
As of January 1, 2020	4,394	9,795	1,777	32,109	48,075
As of December 31, 2020	16,535	14,076	3,993	32,001	66,605
As of December 31, 2021	21,924	40,248	4,359	101,733	168,264

In fiscal 2021, impairments of EUR 22,810k were included in the accumulated depreciation and impairment charges. These pertained largely to machinery and technical equipment recorded under assets under construction and resulted from the partial impairment of production lines which are obsolete due to the withdrawal of the EMA regulatory approval application for CVnCoV.

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

4.2 Right of use assets

Set out below, are the carrying amounts of the Group’s right-of-use assets and the movements during the period:

	Right-of-use assets
	Land and		Other
	Buildings	Vehicles	equipment	Total
	EURk	EURk	EURk	EURk
As of January 1, 2021	33,296	113	575	33,984
Additions	2,666	97	—	2,763
Disposals	(943)	—	—	(943)
Depreciation expense	(3,698)	(68)	(135)	(3,901)
Foreign currency translation	226	—	—	226
As of December 31, 2021	31,547	142	440	32,129

Below are the carrying amounts of lease liabilities and the movements during the period:

EUR k

As of January 1, 2021	30,087
Additions	2,763
Disposals	(943)
Accretion of interest	1,729
Payments	(4,913)
Foreign currency translation	169
As of December 31, 2021	28,892
Current	3,469
Non-current	25,423

A maturity analysis of lease liabilities is disclosed in Note 15.

The following are the amounts recognized in the statement of operations:

EUR k
Depreciation expense of right-of-use assets	(3,901)
Interest expense on lease liabilities	(1,729)
Expense relating to short-term leases (included in cost of sales)	(119)
Expense relating to leases of low-value assets (included in administrative expenses)	(39)
Total amount recognized in profit or loss	(5,788)

Set out below, are the carrying amounts of the Group’s right-of-use assets and the movements of prior period:

	Right-of-use assets
	Land and		Other
	Buildings	Vehicles	equipment	Total
	EURk	EURk	EURk	EURk
As of January 1, 2020	13,375	126	110	13,611
Additions	23,738	58	638	24,434
Disposals	—	—	(51)	(51)
Depreciation expense	(3,525)	(70)	(124)	(3,719)
Foreign currency translation	(292)	(1)	2	(291)
As of December 31, 2020	33,296	113	575	33,984

Below are the carrying amounts of lease liabilities and the movements during the period 2020:

EUR k

As of January 1, 2020	14,130
Additions	19,310
Disposals	(42)
Accretion of interest	1,665
Payments	(4,661)
Foreign currency translation	(315)
As of December 31, 2020	30,087
Current	3,234
Non-current	26,853

A maturity analysis of lease liabilities is disclosed in Note 15.

The following are the amounts recognized in the statement of operations in 2020:

EUR k
Depreciation expense of right-of-use assets	(3,719)
Interest expense on lease liabilities	(1,665)
Expense relating to short-term leases (included in cost of sales)	(48)
Expense relating to leases of low-value assets (included in administrative expenses)	(30)
Total amount recognized in profit or loss	(5,462)

Commitments for leases not yet commenced as of December 31, 2021, relate to a lease of technical equipment for GMP IV in Tuebingen, Germany over a 10-year term with fixed lease payments in the gross amount of EUR 3,904k with technical approval in the first year 2022 (and a respective earliest end date in 2032). In addition, optional lease payments for the renewal of this lease term for five-year extension option exist which could lead to further payments in a gross amount of EUR 291k. In addition to this agreement, in 2021 three new lease agreements of buildings in Tuebingen, Germany have been signed. One building has a fixed lease term of 24 month with starting date January 1, 2022 and two five-year extension options. The fixed gross lease-payments are EUR 78k and the optional payments EUR 517k. The second building is leased over a fixed term of 10 years having two 5 years extension options. The starting date of this lease will be between October 1st, 2022 and March 1st, 2023 and the fixed gross lease-payments are EUR 1,292k and the optional payments EUR 1,292k. The third lease agreement is starting on January 1, 2024 over fixed lease term of 15 years, having two five years extension options. The fixed gross lease-payments are EUR 28,975k and the optional payments EUR 26,556k.

4.3 Non-current other assets

Non-current other assets of EUR 1,731k (2020: EUR 6,322k) consist of costs to obtain a contract of EUR 515k (2020: EUR 1,034k) and deposit payments for leases of EUR 1,215k (2021: EUR 1,080k). In 2020 non-current other assets also included deposits paid for dedicated equipment for CureVac production at the CMOs of EUR 4,203k.

The amortization of capitalized costs to obtain a contract in 2021 was EUR 694k (2020: EUR 215k).

5. Inventories

Inventories include the following:

	2020	2021
	EUR k	EUR k
Raw materials / semi-finished goods	13,790	56,159
Finished goods	741	—
Total	14,531	56,159

Raw materials and semi-finished goods were written down by EUR 180,048k (2020: EUR 787k) due primarily to CVnCoV inventory, following the withdrawal of the EMA application, which was recognized in research & development expense. Finished goods, relating to our collaboration agreements, were written down by EUR 5,784k (2020: none) due to obsolescence and were recognized in cost of sales.

6. Other financial assets

Other financial assets as of December 31, 2021 amounted to EUR 4,647k (December 31, 2020: EUR 2,619k) mainly include deposits held by third parties in amount of EUR 1,936k (December 31, 2020: EUR 430k) and other receivables in the amount of EUR 2,711k (December 31, 2020: EUR 2,189k).

7. Prepaid expenses and other current assets

Prepaid expenses and other current assets of EUR 49,244k (2020: 48,289k) mainly include prepayments for future service agreements (e.g., for the CROs and CMOs) and material in the amount of EUR 5,724k (2020: EUR 40,054k). As of December 31, 2021 we recorded tax receivables of EUR 35,234k as other current assets. This consists mainly of outstanding VAT refund claims of EUR 32,202k and other tax receivables of EUR 3,032k. As of December 31, 2020, the net amount of VAT is reflected in the other current liabilities. These net amounts of VAT refund claims and VAT payables do not bear interest and are reported to the tax authorities on a monthly basis. As of December 31, 2020, a receivable against the BMBF related to the grant in the amount of EUR 8,235k was included in the other current assets.

8. Equity

Overview

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12. As of December 31, 2020, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid. However, in certain events, BMGF has the right to require the Company to redeem or facilitate the purchase by a third-party of all common shares it holds and Genmab has the right to subscribe once for common shares at a certain price under an anti-dilution and down round-protection clause which expired in February 2022.

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

Due to the effect of the corporate reorganization described in Note 1, the number of shares issued and outstanding has been retrospectively adjusted to reflect the impact of the resulting 1:133.0778 share split and developed as follows in fiscal 2020:

Common shares issued and outstanding at December 31, 2019	96,693,265
Genmab Investment	2,175,157
2020 Private Investment	55,688,535
Initial Public Offering and Private Placement	22,708,332
Share option exercises	3,195,276
Common shares issued and outstanding at December 31, 2020	180,460,565
Follow-on public offering, incl. Greenshoe	5,750,000
Share option exercises	910,163
Common shares issued and outstanding at December 31, 2021	187,120,728

No share transactions occurred in fiscal 2019 and, as such, the number of shares outstanding was unchanged as of December 31, 2019. The share transactions which occurred in fiscal 2020 and 2021 are as described below.

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

2020 Private Investment

In July 2020, the Group issued to Kreditanstalt für Wiederaufbau (or "KfW", a German government-related entity), GSK and various other investors a total of 55,688,534 common shares in exchange for an aggregate investment of EUR 559,280k (2020 Private Investment).

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

Follow-on public offering

In February 2021, the Group completed a follow-on public offering whereby it sold 5,000,000 common shares at a price of USD 90.00 per share. In addition, the underwriters exercised their option to purchase an additional 750,000 common shares at this same price less the underwriting discount. The aggregate proceeds, net of underwriting discounts, received by the Group from these transactions were EUR 426,652k. Additional offering costs for legal, accounting, printing and registration fees of EUR 22,590k were recognized as reduction to capital reserve against the proceeds from the offering.

Exercises of share options by the former CEO

Between August and October 2020, the Group’s former CEO exercised 3,766,309 options against the issuance of 3,195,276 common shares of CureVac N.V. for no cash consideration (i. e., cashless exercise). Refer to Note 9 for additional information regarding this share-based payment. Between April and June 2021, the outstanding 100,000 options were exercised through the transfer of 92,738 own shares held (Treasury Shares).

Exercises of share options under the old VSOP plan

The IPO in August 2020 triggered an exercise event under the set terms of the old VSOP plan. In March 2021 CureVac received 759,677 shares from the old shareholders and handed over 390,023 shares to the participants of the old VSOP plan. CureVac withheld 369,654 shares equaling the amount to be paid for income tax and social security tax. Another triggering event, minimum trading volume and liquidity was met one year after IPO. In October CureVac received 765,223 shares from the old shareholders and handed over 523,897 shares to the participants of the VSOP plan. CureVac withheld 241,326 shares equaling the amount to be paid for income tax and social security tax. As of December 31, 2021, the company still held 168,322 treasury shares.

Exercises of share options under the new VSOP plan

Participants of the new VSOP plan were able to exercise their options throughout the year of 2021. In 2021 207,251 shares were issued and 349,920 options were fulfilled through the usage of the treasury shares held by CureVac.

Exercises of share options under the Legacy program

Three of the original founders used their granted 5,282 options from the legacy program and exercised their options throughout June until October 2021. The 5,282 options were restructured upon the completion of our Corporate Reorganization. Following this restructuring, the option holder was able to exchange his options for common shares of CureVac N.V. (instead of shares of CureVac AG) on a 1 to 133.0778 basis. Therefore, the exercise resulted in issuance of 702,915 shares.

Shareholders’ Agreement Among KfW, dievini, DH-LT Investments GmbH and Dietmar Hopp

In connection with the KfW’s investment as part of the 2020 Private Investment, KfW, dievini and Dietmar Hopp entered into a shareholders’ agreement on June 16, 2020, or the KfW dievini Shareholders’ Agreement, agreeing to certain transfer restrictions and rights of first refusal relating to their interests in CureVac, nomination rights, and a voting agreement relating to certain specified actions. In particular, dievini and Mr. Hopp agree to vote a specified number of their shares as directed by KfW on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (1) transferring the tax domicile of CureVac N.V. and/or the approval of the transfer of the corporate or administrative seat of CureVac; (2) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) they are material for the protection of the health of the population of the European Union; (3) entering into material mergers and acquisitions; and (4) amendments to the articles of association of CureVac which would affect the foregoing matters. The KfW dievini Shareholders’ Agreement has an initial fixed term that expires on December 31, 2023, subject to a right to extend for one year for the benefit of KfW and dievini, and may be terminated after the initial fixed term, or the extended term, if applicable, by either party subject to six months’ notice prior the end of the applicable calendar year. In addition, the agreement shall automatically terminate if KfW sells all or a part of its interest in the Company to a third party, subject to certain exceptions. On August 14, 2020, DH-LT Investments GmbH joined the KfW dievini Shareholders’ Agreement via a First Supplement Agreement to the KfW dievini Shareholders’ Agreement and on January 13, 2022, the parties to the KfW dievini Shareholders’ Agreement entered into a Second Supplement to the KfW dievini Shareholders’ Agreement which revised certain of the parties’ restrictions and rights with respect to transfer of the shares held by them. Moreover, triggered by transfer of certain shares from dievini to so-called “dievini Shareholders”, on dievini’s side certain additional parties entered into the KfW dievini Shareholders’ Agreement.

9. Share-based payments

Amounts in this Note reflect the retrospective effect of the share split resulting from the corporate reorganization described in Note 1.

During the years ended December 31, 2021, December 31, 2020, and December 31, 2019, the Group operated the following share-based plans for members of management and other key employees of the Group, as well as members of the supervisory board:

●	Virtual shares program I (Prior VSOP)
●	Virtual shares program II (New VSOP) — for US employees
●	LTIP stock options
●	LTIP RSUs
●	Former Chief Executive Officer Grant
●	Legacy Plan

All programs were accounted for as equity-settled.

Measurement of the grant date fair value is based on valuation techniques appropriate in the circumstances, such a Black Scholes option pricing models or a Monte Carlo simulation. Expected volatility, a key input to such models, was based on an evaluation of the historical volatilities of comparable listed biotech-companies over the historical period commensurate with the expected option life. Regarding the expected option life of the stock option programs, this was based on the assumptions that the beneficiary would exercise his option in equal installments from the date of the first time possible (taking into account lock-up and potential trading windows restrictions) until maturity. The risk-free interest was derived from German or US-Government bonds, as appropriate.

Prior VSOP

Exercise and/or vesting of the Prior VSOP is dependent on the occurrence of specified exit events, such as IPO or trade sale, and/or additional contingent events, such as financing rounds, product approvals or minimum trading volumes and liquidity levels of the CureVac N.V. shares. Further exit events relating to the program can be settled in cash or shares.

As CureVac considered the IPO-scenario most probable at the end of fiscal 2019 and had the discretion and the stated intent to settle in shares instead of cash in the case of an IPO, CureVac accounted for this program as equity-settled as of December 31, 2019. In August 2020 the IPO materialized and confirmed the Group’s settlement choice. The Prior VSOP has a term of nine years after the day of the Group’s initial listing in the case of an IPO.

The development of the virtual shares in this program granted to management and key employees was as follows:

	2019	2020	2021
Outstanding at the beginning of the period	6,640,449	7,305,838	7,951,265
Granted during the period	665,389	658,735	0
Expired during the period	0	(13,308)	0
Exercised during the period	0	0	(1,524,900)
Outstanding at the end of the period	7,305,838	7,951,265	6,426,365
Thereof vested	7,305,838	7,582,906	6,365,422
Thereof exercisable	none	none	none

658,735 (2019: 665,389) virtual shares were awarded in May and June 2020 to18 key employees.

As of December 31, 2019, none of the virtual shares of the Prior VSOP were exercisable because an exit event or capital market transaction had not occurred. The IPO on August 14, 2020, triggered the right to exercise 10 % of the vested virtual shares at the end of the lock-up period, which ended on February 10, 2021. Until March 10, 2021, the beneficiaries declared the exercise of all their then exercisable 759,677 virtual shares and CureVac received 759,677 shares from their former majority shareholders as of 2015, on that day. On March 11, 2021, CureVac transferred 390,023 shares to the exercising beneficiaries and withheld 369,654 (treasury) shares equal to the monetary value (approximately EUR 26 million) of the beneficiaries (wage) tax and social security obligations, which CureVac transferred to the relevant authorities on the exercising employee´s behalf in cash.

The share price of CureVac on March 11, 2021, was EUR 69.69

All the remaining outstanding virtual shares can be exercised in full if there is a non-conditional drug approval. Furthermore, another 10 % portion of the (vested) virtual shares was exercisable on the first anniversary after IPO i. e., on August 14, 2021, because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels were reached.

The beneficiaries declared the exercise of their then exercisable 765,223 virtual shares by October 18 and CureVac received 765,223 shares from the old shareholders on that day. On October 19, 2021, CureVac transferred 523,897 shares to the exercising beneficiaries and withheld 241,326 (treasury) shares equal to the monetary value (approximately EUR 8 million) of the beneficiaries (wage) tax and social security obligations, which CureVac transferred to the relevant authorities on the exercising employee´s behalf in cash.

The share price of CureVac on October 19, 2021, was EUR 34.56

Expense recognized in the statement of operations and other comprehensive income (loss)

The expense recognized for share-based payment plans during the years ended 31, December is as follows:

	2019	2020	2021
	EUR k	EUR k	EUR k
Selling and distribution expenses	—	(213)	(25)
Research and development expenses	—	(1,840)	(369)
General and administrative expenses	(6,074)	(3,135)	(230)
Total	(6,074)	(5,188)	(624)

Measurement of Fair Values

The grant date fair value of the 658,735 (2019: 665,389) virtual shares granted in May and June 2020 (2019: April 18, 2019) was derived from the estimated equity value of CureVac on these dates, which lead to a fair value of one virtual share of EUR 10.04 (2019: EUR 9.13) at that time.

New VSOP

Effective November 25, 2019, the Group granted 745,236 share options to key employees of CureVac Inc. under the New VSOP program. Furthermore, in the first quarter of fiscal 2020, the Group granted another 267,822 share options. The share options have an exercise price of USD 6.21.

The awards vest over a period of four years, which starts on the date the awardee was hired by the Group, with 25% vesting after 12 months and the rest in monthly installments. The awards have a term of 10 years.

In addition, the Group set up a provision for employer taxes arising according to US regulations for future exercises of EUR 147k as of December 31, 2021 (2020: EUR 1,052k).

Measurement of Fair Values

An advanced Black-Scholes Model (Enhanced American Stock Option Model) has been used to measure the fair value at the grant date of November 25, 2019.

For the grants in the first quarter of 2020, the same model has been used as in fiscal 2019. The inputs used in the measurement of the fair value at grant date were as follows:

The inputs used in the measurement of the fair value at grant dates in the first quarter of 2020 were as follows:

	Grant Date
	Q4 2019	Q1 2020
Weighted average fair value	EUR3.80	EUR4.05
Weighted average share price	EUR9.19	EUR8.91
Exercise price (USD 6.21)	EUR5.64	EUR5.60
Expected volatility (%)	50.0%	55.0%
Expected life (years)	1.16	1.11
Risk-free interest rate (%)	1.77%	1.79%

The remaining life of the option awards as of December 31, 2021 is between 3.7 and 8.5 years (2020: range between 4.7 and 9.2 years; 2019: range between 5.7 and 9.9 years).

Reconciliation of outstanding awards

The number of awards in this program granted to key employees developed as follows:

	2019	2020	2021
Outstanding at the beginning of the period	—	745,236	906,595
Granted during the period	745,236	267,822	—
Forfeited during the period	—	(106,462)
Exercised during the period	—	—	(557,171)
Outstanding at the end of the period	745,236	906,595	349,424
Thereof vested	175,397	420,595	88,464

Thereof exercisable	none	none	88,464

As of December 31, 2019, none of the awards were exercisable because an exit event or capital market transaction had not occurred. With the defined exit event “financing round” before the IPO the awards became exercisable, but none of them were exercised. As the IPO had taken place on August 14, 2020, shortly after the “financing event” before the IPO, the awards became subject to the lock-up period, which is 180 days after the initial listing, i. e. on February 10, 2021. Hence, as of December 31, 2020, none of the awards were exercisable. In 2021 multiple exercises happened throughout the year. In total 557,171 options were exercised with an average share price of 61.28 USD. These exercises led to CureVac having to pay an amount of USD 493k employer taxes and to use USD 981k of the provision booked in 2020.

Before the financial statements were authorized for issue,a total of 98,831 options were exercised from January up to beginning of April. For these exercises Treasury shares were used.. These exercises have led to employer taxes in the amount of USD 43k which have to be paid by CureVac and have been provided for as of December 31, 2021 (2020: USD 1,144k).

Expense recognized in the statement of operations and other comprehensive income (loss)

The expense recognized for employee services received during the years ended December 31, 2021, December 31, 2020, and 2019 is shown in the following table:

	2019	2020	2021
	EUR k	EUR k	EUR k
Research and development expenses	(258)	(1,421)	(349)
Selling and distribution expenses	(743)	(296)	(188)
General and administrative expenses	(79)	(47)	(35)
Total	(1,080)	(1,764)	(591)

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

Options granted to the CSO have an exercise price of EUR 10.04 per share option and an expiration date of July 14, 2030. The exercise price was based on value of the shares at entry date of the CSO. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of 20%, based on the 10 day VWAP at time of exercise.

Options granted to the CBO / CCO have been granted in 3 tranches vesting over 1 to 3 years, with exercise prices applicable to future tranches being estimated. The exercise price of the first tranche is EUR 43.87 (USD 52.96). The exercise prices for future installments, 2021 and 2022, were estimated to be EUR 81.48 (USD 98.36) and EUR 81.65 (USD 98.57). For the second tranche the actual exercise price in fiscal year 2021 was determined to be EUR 33.07 (USD 39.92). The tranches have a term of 10 years. Exercise of all three tranches is contingent on a share price increase of 10%, based on a 10 day VWAP at the time of each exercise

On July 1, 2021, CureVac granted 20,000 options to the Chief Operations Officer (COO). Furthermore, on August 1, 2021, CureVac granted 30,000 options to the Chief Development Officer (CDO). All grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by Curevac N.V. Options will be settled in shares of Curevac N.V.

Options granted to the COO have an exercise price of EUR 70.92 (USD 84.03) per share option and an expiration date of July 2, 2026. The exercise price was based on the 20 day VWAP of the shares at entry date of the COO. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of +20%, based on the 10 day VWAP at time of exercise.

Options granted to the CDO have, an exercise Price: EUR 46.16 (USD 54.79) per share option and an Expiration Date: August 2, 2026. The exercise price was based on the 20 day VWAP of the shares at entry date of the COO. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of +20%, based on the 10 day VWAP at time of exercise.

For the grants to the CSO, CBO/CCO, COO and CDO, a Monte Carlo simulation has been used to measure the fair value at the relevant grant dates. The inputs used in the measurement of the fair value at grant date were as follows:

●	For the grant to the CSO

Weighted average fair value per option	EUR57.40
Weighted average share price (10-days VWAP before grant date)	EUR50.01
Exercise price (USD 11.90)	EUR10.04
Expected volatility (%)	62.06%
Expected life (years)	1.82
Risk-free interest rate (%)	0.07 - 1.48%

●	For the grant to the CBO/CCO

First tranche:

Weighted average fair value per option	EUR48.27
Weighted average share price (actual 10-days VWAP before grant date, USD 81.03)	EUR67.12
Exercise price (USD 52.96)	EUR43.87
Expected volatility (%)	62.27%
Expected life (years)	1.78
Risk-free interest rate (%)	0.07 - 1.50%

Second tranche:

Weighted average fair value per option	EUR24.36
Weighted average share price (estimated by Monte Carlo simulation to be USD 98.36)	EUR81.48
Exercise price (estimated by Monte Carlo simulation to be USD 98.36)	EUR81.48
Expected volatility (%)	62.27%
Expected life (years)	2.23
Risk-free interest rate (%)	0.07 - 1.50%

Third tranche:

Weighted average fair value per option	EUR20.01
Weighted average share price (estimated by Monte Carlo simulation to be USD 98.57)	EUR81.65
Exercise price (estimated by Monte Carlo simulation to be USD 98.57)	EUR81.65
Expected volatility (%)	62.27%
Expected life (years)	2.66
Risk-free interest rate (%)	0.07 - 1.50%

For the grant to the COO

Weighted average fair value per option	EUR17.56
Weighted average share price (20-days VWAP before grant date)	EUR56.51
Exercise price (USD 84.03)	EUR70.92
Expected volatility (%)	70.95%
Expected life (years)	4.5
Risk-free interest rate (%)	0.099 – 0.903%

For the grant to the CDO

Weighted average fair value per option	EUR17.56
Weighted average share price (20-days VWAP before grant date)	EUR41.81
Exercise price (USD 54.79)	EUR46.16
Expected volatility (%)	75.13%
Expected life (years)	4.6
Risk-free interest rate (%)	0.075 – 0.704%

At December 31, 2021, none of the totals of 50,000 options granted to the COO and CDO under the LTIP were vested and hence, not exercisable yet.

The expense recognized for employee services received under the LTIP during the years ended December 31, 2021, is in an amount of EUR 12,472k (2020:EUR 4,736k) is included in general and administration expenses.

Grant to Former Chief Executive Officer

In 2019, CureVac granted 3,866,309 options to Dan Menichella, then Chief Executive Officer (CEO) of CureVac from June 20, 2018, to March 10, 2020, with an exercise price of USD 8.28 per share option.

2,819,120 of these options vested in 2019 and the remainder in 2020. Except for 100.000 options, all options were exercised in 2020 against the issuance of 3,195,276 common shares of CureVac NV for no cash consideration. The weighted average share price at the date of exercises was USD 114.0345 (EUR 93.765) in fiscal 2021 and USD 55.22 (EUR 46.72) in fiscal 2020. The outstanding 100.000 options were all exercised as of June 30, 2021.

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

In FY 2020, EUR 2,551k (2019: EUR 12,409k) were recognized as expense in general and administrative expenses. Employer taxes were expensed and paid upon exercise under US regulations amounting to USD 139k in 2021 (2020: EUR: 2,033k expensed and paid or payable). These exercises led to CureVac having to pay an amount of USD 139K employer taxes and the use USD 146K of the provision booked in 2020.

Legacy plan

Under the terms of a legacy plan, at January 1, 2019, three members of (former) management held 702,917 of share options outstanding and exercisable. These share options grant the holder the right to acquire shares of CureVac AG at nominal value and are classified as equity-settled share-based payments.

All options were exercised in 2021.

No expenses have been recognized during the years ended December 31, 2021, 2020 and December 31, 2019 under this program.

Restricted Stock Units (RSUs)

In 2021, as part of the LTIP program, the group awarded RSUs (restricted stock units) to senior executives as well as supervisory board members.

On June 24th, 2021, the group awarded 10,956 RSUs to supervisory board members and on December 23, 2021, the group awarded 63,095 RSUs to the executive board and various key employees. These RSU awards vest over 3 years with one third vesting taking place each year on December 31, 2021. One third of these RSU awards had vested as of December 31, 2021.

In addition, as of July 1, 2021, the group also awarded 4,691 special RSU awards. These special RSU awards vest over 12 months and are fully vested as of December 31. 2021.

The RSU program is accounted for by recognizing the related expense over the vesting period of the award, with corresponding increases recorded in equity. The expense is based on the fair value determined at the grant date of the award and the number of awards expected to vest. The fair value remains unchanged after grant date. Once the award has vested, there is no reversal of expense related to the award.

Expenses for employer taxes arising upon the delivery of RSUs are recognized in profit or loss.

The related RSU expense is recorded in the functional cost category to which the award recipient's costs are classified.

	2019	2020	2021
	EUR k	EUR k	EUR k
Research and development expenses	—	—	(240)
Selling and distribution expenses	—	—	(82)
General and administrative expenses	—	—	(383)
Total	—	—	(705)

10. Trade and other payables

Trade payables and other payables are all due within one year and include the following:

	2020	2021
	EUR k	EUR k
Trade payables	17,623	122,263
License fees payable	537	38
Miscellaneous liabilities	3,525	5,402
Total	21,685	127,703

The significant increase of Trade Payables refers to invoices received before fiscal year end mainly for raw materials and CMO services. There is no concentration of risk.

Miscellaneous liabilities consist mainly of withholding taxes of EUR 499k (2020: EUR 88k) and of payroll-related taxes and social-security liabilities of EUR 4,802k (2020: EUR 1,178k).

11. Other liabilities

Other current liabilities include the following:

	2020	2021
	EUR k	EUR k
Personnel accrued liabilities (e.g. bonus, vacation)	5,871	7,210
Grants from government agencies and similar bodies	36,063	3,167
Outstanding invoices	7,577	35,242
Professional fees	511	1,183
VAT and other taxes (real estate transfer taxes)	12,268	924
Provision for onerous contracts	—	40,455
Contract termination provisions	—	81,587
Other	2,036	305
Total	64,326	170,073

In fiscal 2021, EUR 66,394k (2020:EUR 23,736k) of the grants from government agencies and similar bodies were recognized as other operating income. The increase of the accrued liability for outstanding invoices was mainly driven by the receipt of materials/services under the CMO agreements.

The provision for onerous contracts relates to the CRO agreements and is expected to be used within one year from December 31, 2021. All amounts recognized as of December 31, 2021 arose during the year and no such provisions were utilized or reversed during the year. As described in Note 2, for onerous contract provisions relating to CRO agreements, judgment is required in estimating the cost of the remaining services, particularly in estimating the number of participants completing the clinical trials; the amount of the outflow of resources to settle the obligations to which this provision relates may vary from the provision amount recognized as of December 31, 2021 due to potential variability in the actual costs billed by CROs for their services and for pass-through activities.

Contract termination provisions relate to amounts which the Company expects to pay out to settle its obligations under certain CMO contracts which it has terminated or anticipates terminating. All amounts recognized as of December 31, 2021 arose during the year and no such provisions were utilized or reversed during the year. As described in Note 2, judgment is required in estimating these amounts. The amount of the outflow of resources to settle the obligations to which these provisions relates may vary from the provision amount recognized as of December 31, 2021 due to potential variability in the amount required to be paid to ultimately release the Company from its remaining obligations under the CMO contracts, including as a result of arbitration decisions. Contract terminations provisions are expected to be used within one year from December 31, 2021. Refer to Note 20 Subsequent events for additional information regarding a change in a contract termination provision following December 31, 2021.

The accrued liability for other taxes consists of real estate transfer taxes in the amount of EUR 924k (2020: EUR 924k).

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

On June 27, 2020, CureVac signed a financing arrangement with the European Investment Bank, or EIB, under which EIB agreed to provide the Company with a line of credit in an amount of up to EUR 75 million for the partial financing of CureVac´s clinical developments and large-scale production of the infectious disease vaccine candidates including a vaccine against SARS-CoV-2, or the Investment, provided that the amount of financing does not exceed 50% of the cost of the Investment. The EIB financing is available in three tranches of at least EUR 15 million and up to EUR 25 million upon completion of pre-defined milestones. These pre-defined milestones are tied to evidence of successful progress in the development and large-scale production of CureVac´s vaccine candidate against SARS-CoV-2. In addition, the disbursements of the second and third tranches are contingent upon the occurrence of the disbursement of the first and second tranches, respectively. Each tranche is due 7 years from the disbursement date. The EIB loan requires fixed remuneration at an interest at a rate of 0.5% per annum. Additionally, the loan agreement requires CureVac to pay variable remuneration depending on the output produced in the Company's GMP IV manufacturing facilities, which is EUR 200k per batch, up to an aggregate remuneration cap of EUR 75 million, on batches produced during the "Remuneration Period" beginning the earlier of the first financial year when CureVac AG has a positive EBITDA or in 2025 and extending for a period of 12 years thereafter. Payment of the variable remuneration is due on the first March 31st of the Remuneration Period and then each following March 31st, thereafter, in the Remuneration Period. The loan agreement provides CureVac an option to buy-out the variable remuneration by paying an amount equal to the higher of €5 million and 150-190% of the outstanding principal of the loan, depending on the number of years following the initial disbursement under the loan, but in any case, limited to an aggregate remuneration cap of EUR 75 million.

CureVac was subject to several restrictive covenants on its business activities as described in the financing agreement, including limitations on certain merger and acquisition transactions, disposition of certain assets, and mandatory maintenance of assets related to the Investment. In November 2020, a land charge (lien) amounting to EUR 75 million was registered in favor of the EIB to secure the loan. The EIB may demand, without prior notice, the immediate repayment of outstanding principal together with any accrued interest upon certain events including, among others, the Company’s failure to continue the development of its Investment following a grace period.

As of December 31, 2020, CureVac had drawn the first of the three tranches and, thus, EUR 25 million (plus accrued interest of EUR 189k) was outstanding on the loan as of that date.

During the year ended December 31, 2021, CureVac decided to early terminate the EIB loan for a total cash consideration of EUR 26,633k, which comprises of EUR 25,000k repayment of the loan and 1,633k interest and fees. As of December 31, 2021 the EIB loan was fully repaid.

13. Income tax

CureVac has tax losses in Germany that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Under German tax law, tax profits in a given year can be offset against tax loss carryforwards up to an amount of EUR 1,000k. 60% of tax profit in excess of this amount can be offset against any remaining tax loss carryforwards. As a result, 40% of the profits in excess of EUR 1,000k are subject to taxation.

The CureVac Group has three foreign entities:

●	CureVac Inc. is an U.S.-based company

●	CureVac Beteiligungsverwaltungs AG is an Austria-based company
●	CureVac Swiss AG is a Switzerland-based company

With the exception of those companies, all other CureVac’ Group entities are considered Germany entities for tax purposes.

Tax loss carryforwards are examined by the German taxation authorities and may be adjusted. Furthermore, significant changes in the shareholder and company structure can lead to a reduction in the loss carryforwards under the current provisions of German tax law, which can be used to calculate the annual amount for offsetting against the future taxable income.

In fiscal 2021, 2020 and 2019, the Group recorded a consolidated income tax benefit and expense of EUR 782k, EUR 726k and EUR 252k, respectively. The income tax benefit in fiscal 2021 results from current income tax expenses of EUR 1033k (2020: EUR 403k and 2019: EUR 203k) and deferred tax income (in 2019: expenses) on taxable temporary differences of EUR 1,815k (2020: EUR 2,843k and 2019: EUR 656k),. In fiscal 2021, the Group further recorded deferred tax liabilities of EUR 0k (2020: EUR 39k and 2019: EUR 2,212k) related in prior years to taxable temporary differences on the equity component of the convertible loans recognized in capital reserve. In fiscal 2021 the Group recognized deferred tax assets related taxable temporary differences arising from share-based-payments of EUR 581k (2020: EUR 1,012k) through equity. For outside basis differences of EUR 2,089k (2020: EUR 972k and 2019: EUR 770k) which are indefinitely reinvested and associated with investments in subsidiaries, deferred tax liabilities have not been recognized.

The significant components of income tax for the years ending December 31, 2021, 2020 and 2019 were as follows:

Tax reconciliation:

	2019	2020		2021
	EUR k	EUR k		EUR k
Loss before tax	(100,125)	(129,848)		(412,498)
Expected tax benefit (based on statutory tax rate of 29.48% in 2021 and 29.13% for 2020 and 2019)	29,162	37,818		121,584
Adjustments in respect of current income tax of previous years		18		0
Adjustments in respect of deferred income tax of previous years		160		0
Effects from Recognition or Non-Recognition of DTA through Equity		(1,012)		(581)
Effects of (Non-) Recognition of tax loss carryforwards recognized in prior years		(1,716)		0
Effects from differences between Group and local tax rates	8	8		(8)
Effects resulting from non-recognition of tax loss carryforwards	(22,836)	(30,168)		(114,999)
Effects resulting from non-recognition of DTA/DTL	—	(179)		(7,363)
Non-recognition of DTA for deductible temporary differences from SBP this year		(2,946)		0
Non-deductible expences for tax purposes				0
- Effects from non-deductible share-based-payments	(5,698)			0
- Effects from (additions / deductions) for local trade taxes	(191)	(63)		(176)
- Other non-deductible expenses / including "Zinsschranke"	(78)	(1,154)		(101)
Other effects	(114)	(39)		2,426
Effective tax benefit / (expense)	252	726		782

Deferred taxes

Deferred taxes relate to the following:

	December 31, 2020	December 31, 2021
	EUR k	EUR k
Intangible assets	(4)	(5)
Property, plant and equipment	(1,075)	(2,136)
Right of use-assets	(8,458)	(9,420)
Other assets	(303)	(153)
Inventories	44	0
Trade Receivables	19	151
Contract assets	(235)	0
Other financial assets	—	0
Other current assets	(286)	1,215
Cash and cash equivalents	(2,091)	(308)
Assets	(8,207)	(10,656)
Share-based payments	—	—
Lease liabilities (non-current portion)	7,774	7,445
Financial liabilities / Convertible Loan	—	—
Other Non-current financial liabilities	53	0
Other non-current liabilities	(43)	(130)
Trade and other payables	434	(229)
Lease liabilities (current portion)	934	1,011
Other liabilities	(320)	22,237
Liabilities	8,830	30,334
Deferred Taxes on temporary differences	624	19,678
Non-Recognition of Deferred Tax Assets (DTA) on temporary differences	(1,391)	(19,881)
DTA on deductible temporary differences Share-based Payment	1,212	2,769
Deferred Taxes on loss carryforwards	—	294
Deferred Taxes Total	445	2,861

The following unused tax losses for which no deferred tax asset is recognized in the statement of financial position had been carried forward as of the end of the reporting periods:

Tax loss carryforwards	2019	2020	2021
	EUR k	EUR k	EUR k
Unused tax losses for corporate income tax	407,434	775,956	1,181,225
Unused tax losses for trade tax	405,123	773,165	1,176,844
Unused interest carryforward ("Zinsschranke")	—	3,627	2,879

DTA´s for temporary differences in the amount of EUR 18.5 million are valuated to zero at the year end 2021 because they are not recoverable. Most of those DTA results from differences in accruals between IFRS and German Tax GAAP.

There is an effect in the taxable income of EUR 14,3 million in 2021 between only IFRS related expenses which are not considered in the German Tax GAAP losses.

The main reasons for the increase in the unused tax loss carryforwards for corporate income and trade tax can be explained as follows:

Due to the corporate restructuring and the exit event triggered by the IPO for the several share based payments becoming exercisable in 2020 (or later) as described in detail in Note 9. share-based payments, at the first time in fiscal 2020, CureVac recognized expenses in 2020 in the amount of approximately EUR 245.3 million in its financial statements according to local GAAP and German income tax purposes. From this amount, only approx. EUR 18.9 million were recognized in 2020 cumulatively through profit or loss in the consolidated financial statements according to IFRS until fiscal year-end 2020. The difference of EUR 226.4 million  in 2020 has and will not affect profit or loss in the consolidated financial statements according to IFRS. In the case of recognition of a deferred tax asset arising from this part of the tax loss carryforward, this amount would be credited against equity according to IAS 12.68A-C. Furthermore, in fiscal  year 2020 EUR 18.9 million transaction costs in respect of the capital increases as described in detail in Note 8. Equity were debited to capital reserves. These amounts were tax-deductible according to German income tax regulations. In the case of recognition of a deferred tax asset arising from this part of the tax loss carryforward, this amount would be credited against capital reserves.

The following deductible temporary differences for which no deferred tax asset is recognized in the statement of financial position had been carried forward as of the end of the reporting periods:

Deductible temporary differences	2019	2020	2021
	EUR k	EUR k	EUR k
Not recognized over P&L	—	109,272	163,607
Not recognized over equity	—	415,018	110,749

The amounts disclosed above (in respect of the development of deductible temporary differences not recognized) also result mainly from share-based payments as described in Note 9 share-based payments. These programs will become tax-deductible according to German income tax regulations upon exercise. The reported amount “Not recognized over P&L” is the amount that has been cumulatively expensed in CureVac`s consolidated financial statements according to IFRS until December 31, 2021, for these programs (less the amounts for which deferred tax assets have been recognized) with appr. EUR 14.3 million relating to fiscal 2021 (2020: EUR 10.1 million) and the remainder to prior periods. The reported amount "Not recognized over equity" represents the amount that would be credited against equity according to IAS 12.68A-C (less the amounts for which deferred tax assets have been recognized).

An amount of EUR 2,769 k is shown as a DTA for anticipated losses of the SBP which will reduce the current tax in the next year when they options will be exercised.

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

Deferred tax assets on tax loss carryforwards and deductible temporary differences in excess of taxable temporary differences have not been capitalized as management concluded that there is not sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses can be utilized. The accumulated unused tax losses relate entirely to Germany.

14. Earnings per share

Amounts in this Note reflect the retrospective effect of the share split resulting from the corporate reorganization described in Note 1.

Earnings per share is calculated by dividing the consolidated net loss of CureVac N.V. by the weighted average number of shares outstanding in the fiscal period.

There were no share issuances in fiscal 2019 and, therefore, the weighted average number of shares outstanding was 96,693,265 in that period. The weighted average number of shares outstanding in fiscal 2020 was 132,195,792. The weighted average number of shares outstanding in fiscal 2021 was 186,012,586. This has led to basic loss per share of EUR 1.03, EUR 0.98 and EUR 2.21 for fiscal 2019, 2020 and 2021, respectively.

CureVac has several instruments, including contingently issuable shares, that could potentially dilute basic earnings per share in the future, but are not included in the calculation of diluted earnings per share because they are antidilutive for the period presented.

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

CureVac is exposed to bank default and concentration risk as its cash is concentrated at few financial institutions. The high cash total as of December 31, 2021 led to a concentration risk. Management therefore decided to pool 13% of the cash at Germany’s largest private bank and 71% at a major German Landesbank. The focused cash management structure with few banks allows enhanced bank risk supervision. The market capitalization of all listed banks is regularly reviewed. Credit risk is further limited by investing only in liquid instruments.

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

The carrying amount of other financial assets recognized determines the maximum theoretical credit risk. As of the end of fiscal 2021, available funds are deposited at two reputable financial institutions.

In connection with cash and cash equivalents, (other) financial assets, trade receivables and contract assets, CureVac uses the simplified approach under IFRS 9 in determining the loss allowance at an amount equal to the lifetime expected credit losses. As of December 31, 2021, the loss allowance for the “expected credit losses” totaled to EUR 105k (2020: EUR 182k), resulting in an effect recognized in profit and loss in the consolidated statement of operations and other comprehensive expense in fiscal 2021 of EUR 78k (2020: EUR 106k).

Liquidity risk / Capital management

For the purpose of CureVac’s capital management, capital includes share capital and all other equity reserves attributable to the equity holders. The primary objective of CureVac’s capital management is to maximize the shareholder value through investment in the development activities of the Group.

Based on its business as an active research group, CureVac has historically relied almost exclusively on debt and equity funding by its shareholders and lenders as a means of financing itself prior to successful development and sales of a marketable product. In 2020, as a result of the BMBF and EC APA agreements (see Notes 3.2., respectively) the Company has received significant advance payments with contribute to its financing of its operations. Advance Payments of the BMBF agreement continued in 2021. Such funds were primarily being invested in CureVac's COVID-19 vaccine candidate research and development.

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

CureVac is not subject to externally imposed capital requirements. However, certain grant funds received may be required to be returned if qualifying costs are not incurred or are not incurred in accordance with the grant terms (see also Note 3.2. and Note 3.7.). Additionally, while the Company was subject to certain loan covenants under the EIB loan, such covenants did not impose minimum capital requirements but did provide the right to the EIB to call for repayment of the loan in the occurrence of certain events (refer to Note 12 for additional information). As the EIB loan was fully repaid in December 2021, such loan covenants do not exist anymore. The objectives of CureVac’s capital management were achieved in the reporting year.

No changes were made in the objectives, policies or processes for managing cash during the years ended December 31, 2021 and 2020.

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

Historically, CureVac has relied on financing from shareholders, grant income and collaborators in order to ensure sufficient liquidity. Lack of external financial support could pose a risk of going concern. The liquidity management of CureVac ensures the availability of cash and cash equivalents for operational activities and further investments through appropriate budget planning.

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

The table below summarizes the maturity profile of the Group`s financial liabilities based on contractual undiscounted payments:

	less than
	3 months	3 to 12 months	1 to 5 years	> 5 years	Total
2021	EUR k	EUR k	EUR k	EUR k	EUR k
Contractual commitments	—	(163,557)	—	—	(163,557)
Lease liabilities (Note 4.2)	(576)	(2,893)	(16,746)	(8,677)	(28,892)
Other liabilities (Note 11)	(79,927)	(80,116)	(10,018)	(12)	(170,073)
Trade and other payables (Note 10)	(99,035)	(638)	(28,030)	—	(127,703)
Total	(179,538)	(247,204)	(54,794)	(8,689)	(490,225)

	less than
	3 months	3 to 12 months	1 to 5years	> 5 years	Total
2020	EUR k	EUR k	EUR k	EUR k	EUR k
Contractual commitments	—	(97,151)	—	—	(97,151)
Lease liabilities (Note 4.2)	(728)	(2,233)	(15,805)	(11,322)	(30,087)
Other liabilities (Note 11)	(52,637)	—	(8,423)	(138)	(61,199)
Trade and other payables (Note 10)	(21,004)	(682)		—	(21,685)
EIB loan (Note 12)	—	—	—	(25,875)	(25,875)
Total	(74,368)	(100,066)	(24,228)	(37,335)	(235,997)

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

CureVac N.V.’s, CureVac AG’s and CureVac Real Estate GmbH’s functional currency is the Euro. The functional currency of CureVac Inc. is the USD and of CureVac Swiss AG the CHF. CureVac AG’s exposure in foreign currency at the end of fiscal 2021 and 2020 is as follows:

	2021 (in thousands)
Cash and cash equivalents	51,363	EUR	58,174	USD
Trade and other receivables	182	EUR	206	USD
Total monetary assets in foreign currency	51,545	EUR	58,380	USD
Trade and other payables	52,594	EUR	59,568	USD
	0	EUR	0	GBP
	19	EUR	20	CHF
Total monetary liabilities in foreign currency	52,613	EUR

	2020 (in thousands)
Cash and cash equivalents	84,798	EUR	104,055	USD
Trade and other receivables	76	EUR	93	USD
Total monetary assets in foreign currency	84,874	EUR	104,148	USD
Trade and other payables	3,761	EUR	4,615	USD
	5	EUR	58	GBP
	3	EUR	3	CHF
Total monetary liabilities in foreign currency	3,828	EUR

As shown in the tables above, CureVac N.V. is exposed to a currency risk only in relation to the USD. Therefore, a foreign currency sensitivity analysis is only presented in respect to the net exposure in USD at fiscal year ends. CureVac’s net exposure in USD is the difference between monetary assets in USD and monetary liabilities in USD and developed as follows:

Net exposure in USD

2020 (1 EUR= 1.2271 USD)	2021 (1 EUR = 1.1326 USD)
EUR 77,669k from USD 95,311k	EUR -3,964 from USD -4,490k

At December 31, 2021, if the EUR had weakened 10 per cent against the US dollar with all other variables held constant, pre-tax loss for the year would have been EUR -440k (2020: EUR 8,630k) lower and post-tax loss would have been EUR -310k (2020: EUR 6,116k). Conversely, if the EUR had strengthened 10 per cent against the US dollar with all other variables held constant, pre-tax loss would have been EUR -360k (2020: EUR 7,061k) higher and post-tax loss would have been EUR -254k (2020: EUR 5,004k) higher. The effects on pre- and post-tax loss and (accumulated) other comprehensive income due to fact that CureVac Inc’s functional currency is the USD would still have been immaterial as of December 31, 2021.

CureVac did not have derivatives in fiscal 2021 and 2020.

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

If interest rates as of December 31, 2021 had been 1% higher while all other variables had remained the same, the net loss for the year (before and after tax) would have been EUR 8,116k (2020: EUR 13,226k) lower because the higher interest income would have been generated from floating rates on invested cash and cash equivalents. Because interest rates on cash and cash equivalents as of December 31, 2021 and 2020 had been almost near zero, lower interest rates would have had an immaterial effect on the net loss for the year (before and after tax) and on other comprehensive income.

Fair value measurement

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized with the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Inputs use quoted prices in active markets for identical assets or liabilities

●	Level 2 — Inputs are inputs, other than quoted prices included in Level 1, which are directly or indirectly observable

●	Level 3 — Inputs are unobservable and have values estimated by management based on market participant assumptions which are reasonably available

All financial instruments are measured at amortized cost at December 31, 2021 and December 31, 2020. Apart from this, liabilities from licenses agreements (i.e., acquired intangible assets) of EUR 932k (2020: EUR 812k), are classified as financial liabilities at fair value through profit or loss under the Level 2 input factors. Management assessed that the fair values of cash and cash equivalents, short-term investments, trade receivables and other financial assets, trade payables and other current liabilities as well as liabilities from licensing agreement approximate their carrying amounts. Moreover, management assessed that the potential differences between carrying amounts and fair value of liabilities to banks, (finance) lease liabilities and the liabilities for licensing agreements should be immaterial.

16. Notes to the consolidated statements of cash flows

Changes in liabilities arising from financing activities

								Foreign
	January 1,				New	Accrued	Paid	Exchange	December 31,
in thousands of EUR	2021	Cash flows	Reclassification	Disposals	Leases	interest	Interest	Movements	2021
EIB loan (Note 12)	25,189	(25,000)	—	—	—	1,444	(1,633)	—	—
Lease Liabilities (Note 4.2)	30,087	(3,184)	—	(943)	2,763	—	—	169	28,892
Total liabilities from financing activities	55,276	(28,184)	—	(943)	2,763	1,444	(1,633)	169	28,892

								Foreign
	January 1,	Cash			New	Accrued	Paid	Exchange	December 31,
in thousands of EUR	2020	flows	Reclassification	Disposals	Leases	interest	Interest	Movements	2020
Convertible loans (Note 12)	65,018	(69,889)	(126)	—	—	10,637	(5,640)	—	—
EIB loan (Note 12)	—	25,000	—	—	—	189	—	—	25,189
Lease Liabilities (Note 4. 2)	14,130	(2,996)	—	(43)	19,310	—	—	(315)	30,087
Total liabilities from financing activities	79,148	(47,885)	(126)	(43)	19,310	10,826	(5,640)	(315)	55,276

17. Commitments and contingencies

In the course of its ordinary activities, no major claims have been made against the Company.For contractual commitments, refer to Note 15.

18. Remuneration of the Company’s key management personnel

Total remuneration of key management personnel

Remuneration of the Company’s key management personnel was as follows in fiscal 2021:

	Management	Supervisory
Remuneration of key management in 2021	Board	Board
	EUR k	EUR k
Short-term benefits	3,098	646
Share-based payments	12,673	566
Total	15,771	1,212

Remuneration of the Company’s key management personnel was as follows in fiscal 2020:

	Management	Supervisory
Remuneration of key management in 2020	Board	Board
	EUR k	EUR k
Short-term benefits	3,840	557
Share-based payments	7,287	—
Total	11,127	557

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

19. Other related party disclosures

dievini Hopp BioTech holding GmbH & Co. KG

As disclosed in Note 1, during fiscal 2021, dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, was the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac between appr. 46 – 49 % during that period. dievini is thus the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

Other related party transactions

Transfer of shares from the Funding Shareholder

As discussed in Note 4, due to certain virtual share exercises under the Prior VSOP during the year 1,524,900 common shares were transferred to the Company by the Funding Shareholders, with no consideration paid in exchange, and some of these shares were subsequently reissued to fulfill obligations from option exercises.

Molecular Health GmbH

Molecular Health GmbH (Molecular Health) is a wholly owned subsidiary of dievini. In December 2017 CureVac concluded a contract with Molecular Health, according to which Molecular Health provides services in conjunction with the Modeling of the biological and clinical effects of Toll-like receptor 7 and 8 agonists in cancer and immune cells. In fiscal 2021, the Group incurred EUR 0k (2020: 0k, 2019: 0k) in research and development expenses in connection with this contract.

Rittershaus Rechtsanwaelte

Since December 15, 2005, a consultant agreement is in place for an indefinite term with Rittershaus. The agreement can be terminated without notice by CureVac and with notice of three months to the end of the quarter by Rittershaus. In fiscal 2021, consulting fees of EUR 757k (2020: EUR 990k, 2019: EUR 208k) were paid to the Rittershaus. Prof. Dr. Christof Hettich is a managing director of Rittershaus and dievini as well.

Dr. Ingmar Hoerr

Since June 2018, an advisory agreement between CureVac and Mr. Hoerr was in place. This contract was terminated in March 2020 after the transition of Dr. Hoerr from CureVac’s Supervisory Board to its Management Board on March 10, 2020. In fiscal 2021, advisory fees of EUR 0k (2020: EUR 45k, 2019: EUR 240k) were paid to Dr. Hoerr.

Dietmar Hopp

During 2019, Dietmar Hopp, principal of dievini Hopp BioTech holding GmbH & Co. KG (dievini), the majority shareholder of the Group, granted two convertible loans to the Group which were terminated in July 2020 and fully repaid in August 2020; see note 12 for further information. Additionally, in 2020, he made a further equity investment in the Company as described in Note 8.

Antony Blanc

In 2020, a consulting agreement between CureVac AG and Clarentis SRL was made. Clarentis SRL is a wholly owned consulting company of Antony Blanc, PhD, the CBO of CureVac. After the transition of Antony Blanc to the Management Board in February 2021, the contract was no longer active and no new orders were placed. In Q3 2021, a milestone payment, which related to the submission of the EMA dossier for CVnCoV, and amounts to EUR 100k was made to fulfil a contractual obligation from the consulting agreement in place before Antony Blanc joined the Management Board.

BePharBel Manufacturing S.A.

In December 2020, CureVac Real Estate GmbH and BePharBel Manufacturing S.A., entered into a commercial supply agreement to develop and manufacture the diluent that was expected to be used to dilute the Group’s first concentrated COVID-19 vaccine candidate, CVnCoV, to the amount specified by each dose level. Pursuant to the terms of the agreement, it was intended that BePharBel Manufacturing would manufacture and deliver to CureVac Real Estate GmbH a low seven figure amount of commercial batches of diluent per year, in 2021 and 2022. Following the withdrawal of the CVnCoV in October 2021 due to COVID-19 virus drift, WHO COVID vaccine efficiency recommendation and market expectations, CureVac Real Estate GmbH terminated the commercial and supply agreement with BePahrBel and entered into negotiations on a structured and rapid wind-down of the ordered production. We intend to terminate this agreement and, in March 2022. the Parties agreed on a settlement of all claims resulting from the commercial and supply agreement, while details of the settlement are still subject to negotiation the overall volume of the settlement will in no event go beyond €4 million. Baron Jean Stéphenne, our supervisory board member, holds directly and indirectly

15.61% of BePharBel Manufacturing’s equity and is a director of BePharBel Manufacturing, and Baron Jean Stéphenne’s son, Vincent Stéphenne, holds 1.43% of BePharBel Manufacturing’s equity and is a managing director of BePharBel Manufacturing.

Indemnification Agreements

Our articles of association require us to indemnify our current and former managing directors and supervisory directors to the fullest extent permitted by law, subject to certain exceptions. We entered into indemnification agreements with all our managing directors and supervisory directors.

20. Subsequent events

In February 2022, the Company dosed the first participant in a Phase 1 study of its seasonal influenza second-generation mRNA vaccine candidate, CVSQIV, developed in collaboration with GSK. The differentiated multivalent vaccine candidate features multiple non-chemically modified mRNA constructs to induce immune responses against relevant targets of four different influenza strains. The use of customizable and rapidly produced mRNAs to address influenza could enable faster development and delivery of potentially improved vaccine candidates, featuring even short-term strain updates for the approaching influenza season.

In March 2022, CureVac AG and GlaxoSmithKline Biologicals SA amended and restated the 2020 GSK agreement and the GSK COVID Agreement in connection with GSK entering into a direct Agreement with Novartis relating to the use of the Novartis as CMO at the same time as CureVac exits its CMO agreement with Novartis and is released from its pre-existing capacity commitments under the agreement. As a result, the Company will avoid an outflow of resources in the range of €20,000k to €30,000k, for which current liabilities were recognized in the statement of financial position as of December 31, 2021. Additionally, under the restated agreement, CureVac is entitled to further compensation by GSK.

In March 2022, the Company dosed the first participant in a Phase 1 study of its COVID-19 second-generation mRNA vaccine candidate, CV2CoV, developed in collaboration with GSK. The clinical trial is expected to provide valuable data to further establish the performance of CureVac's second-generation mRNA backbone, which has the potential to be applied broadly in future vaccines against COVID-19 variants and other pathogens. The Phase 1 dose-escalation study is being conducted at clinical sites in the U.S. and is expected to enroll up to 210 healthy adults to evaluate the safety, reactogenicity and immunogenicity of CV2CoV in the dose range of 2 to 20µg.

In February 2022, CureVac AG together with CureVac Real Estate GmbH and GlaxoSmithKline Biologicals SA entered into a Consortium Agreement regarding the execution of the Pandemic Preparedness Agreement to be concluded between the Parties and the Federal Republic of Germany. The Consortium submitted an application for the award of a Pandemic Preparedness Agreement by the Federal Republic of Germany. Accordingly, GSK and CureVac amended the 2020 GSK Agreement and the GSK COVID Agreement to address the separate Consortium Agreement between the Parties as well as the Pandemic Preparedness Agreement of the Consortium with Germany.

In April 2022, the Company and GSK entered into a contract with the German federal government to supply mRNA vaccines within a broader tender for pandemic preparedness in Germany. Following a setup period of a maximum of two years, the contract grants the German federal government access to CureVac’s manufacturing capacity until 2029, enabling rapid availability of 80 million mRNA-based vaccine doses during the remainder of the current pandemic or in future infectious disease outbreaks. By reserving this manufacturing capacity, the tender seeks to mitigate risks associated with potential supply bottlenecks in a pandemic situation. Under the contract, the German federal government will pay CureVac and GSK an annual standby fee after successful completion of the setup period, which requires the companies to maintain manufacturing capacity at constant readiness.