Form 20-F
period 2022-12-31
CureVac N.V.
filed 2023-04-25
CIK 1809122

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Alexander Zehnder

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

The number of outstanding shares as of December 31, 2022 was:

Title of Class	Number of Shares Outstanding
Common shares, par value €0.12 per share	194,954,225

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.      ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐

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

1

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our financial statements included in this Annual Report are presented in euro and, unless otherwise specified, all monetary amounts are in euro. All references in this Annual Report to “$,” “U.S. dollars” and “dollars” mean U.S. dollars and all references to “€” and “euro” mean euro, unless otherwise noted.

In this Annual Report, unless otherwise indicated, some euro amounts have been translated into U.S. dollars at the rate of $1.0666 to €1.00, the official exchange rate quoted as of December 31, 2022 by the European Central Bank.

This Annual Report contains the historical financial statements and other financial information of CureVac AG (currently CureVac SE), which was acquired by CureVac B.V., an entity which converted into CureVac N.V. as part of the consummation of our Corporate Reorganization (as defined below). Following the Corporate Reorganization, the consolidated financial statements of CureVac N.V. are a continuation of the historical consolidated financial statements of CureVac AG. On May 4, 2022, CureVac AG, as absorbing and parent entity, entered into a plan of merger with CureVac Beteiligungsverwaltungs AG, as transferring entity, which became effective on September 26, 2022. Upon effectiveness of the merger plan, CureVac Beteiligungsverwaltungs AG ceased to exist and CureVac AG adopted the legal form of SE (societas Europaea) preserving its identity and operating under the name CureVac SE.

CERTAIN REFERENCES

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to “CureVac” or the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to: (1) on or following the consummation of the Corporate Reorganization, CureVac N.V. together with its subsidiaries, including CureVac SE (formerly known as CureVac AG), and (2) prior to the consummation of the Corporate Reorganization, CureVac AG.

We are a holding company and our sole asset is the capital stock of our wholly owned subsidiaries, including CureVac SE. CureVac N.V. operates and controls all of the business and affairs and consolidates the financial results of CureVac SE. We are incorporated in the Netherlands, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

●	our ability to obtain funding for our operations necessary to complete further development and commercialization of our product candidates;
●	the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our product candidates and cost associated with the cancellation of manufacture and supply agreements in the event of termination of our research and development programs;
●	the exercise by the Bill & Melinda Gates Foundation of withdrawal rights;
●	our and our collaborators’ ability to obtain, maintain, defend and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;
●	the rate and degree of market acceptance of our products;
●	our ability to commercialize our product candidates, if approved;
●	our ability and the potential to successfully manufacture our drug substances and delivery vehicles for preclinical use, for clinical trials and on a larger scale for commercial use, if approved;
●	general economic, political, demographic and business conditions in the United States and Europe;
●	the impact of unstable market and economic conditions such as rising inflation and interest rates and the conflict involving Russia and Ukraine on our business;
●	our ability to implement our growth strategy;
●	our ability to compete and conduct our business in the future;
●	our ability to enroll patients for our clinical trials;
●	the availability of qualified personnel and the ability to retain such personnel;
●	regulatory developments and changes in the United States, Europe and countries outside of Europe including tax matters;

●	our ability to overcome the challenges posed by pandemics (such as COVID-19), to the conduct of our business;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information — D. Risk Factors.”

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

D.Risk Factors

Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive, and investors should read this “Risk Factors” section in full. Some of the risks we face include:

●	Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
●	We may face continued business disruption and related risks resulting from inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including as result of the war in Ukraine) and the lingering effects of the COVID-19 pandemic, which could have a material adverse effect on our business plan or clinical trials.
●	We depend on strategic partnerships with other companies to assist in the research, development and commercialization of our platform and product candidates. If our existing or future partners do not perform as expected, if we fail to maintain any of these collaborations or if these collaborations are not successful, our ability to commercialize our product candidates successfully and to generate revenues through technology licensing or otherwise may be materially adversely affected.
●	Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If clinical trials of our product candidates or production of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.
●	Our proprietary product candidates are still in preclinical or clinical development. We cannot give any assurance that any of our product candidates will receive regulatory approval, and if we are unable to obtain regulatory approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.
●	We have no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

●	Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following regulatory approval, if any. Significant adverse events may occur during our clinical trials or even after receiving regulatory approval, which could delay or terminate clinical trials, delay or prevent regulatory approval or market acceptance of any of our product candidates.
●	To date, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 have been approved in the United States, Europe and other countries, subject to certain limitations. In addition, no product that utilizes mRNA as a therapeutic vaccine has been approved in the United States or Europe. As such, mRNA drug development has substantial clinical development and regulatory risks due to the novel and unprecedented nature of this new category of medicines.
●	The regulatory approval processes of the FDA and comparable authorities are lengthy, time-consuming and inherently unpredictable and if we fail to obtain regulatory approval in any jurisdiction, we will not be able to commercialize our products in that jurisdiction and our business, results of operations, financial condition and prospects, may be materially adversely affected.
●	A breakthrough therapy designation by the FDA for a product candidate may not lead to a faster development or regulatory review or approval process, and it would not increase the likelihood that the product candidate will receive marketing approval.
●	The manufacture of mRNA-based medicines is complex and manufacturers often encounter difficulties in production, especially in the field of biologics. If we or any of our third-party manufacturers encounter difficulties, our ability to provide product candidates for clinical trials or products, if approved, to patients or future customers could be delayed or halted.
●	Undetected errors or defects in our production could harm our reputation or expose us to product liability claims.
●	We rely on third parties to conduct our nonclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
●	If we or any third-party manufacturer of our product candidates is unable to increase the scale of production of our product candidates, and/or increase the product yield of manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed.
●	At the start of the COVID-19 pandemic, we entered into contractual engagements with third-party manufacturers to have access additional capacity. The wind-down of these contracts entails risks of financial penalties and litigation.
●	If we fail to comply with our obligations under any license, collaboration or other intellectual property agreements, disagree over contract interpretation, or otherwise experience disruptions to our business relationships with our collaborators or licensors, we could lose intellectual property rights that are necessary to our business.
●	Even if we, or any future collaborators, are able to commercialize any product candidate that we, or they, develop, the successful commercialization of our product candidates will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage and adequate reimbursement levels and implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.
●	Some of our product candidates are classified as gene therapies by the FDA and the EMA, and the FDA has indicated that products similar to our product candidates will be reviewed within its Center for Biologics Evaluation and Research, or CBER. Even though our mRNA product candidates are designed to have a different mechanism of action from gene therapies, the association of our product candidates with gene therapies could result in increased regulatory burdens, impair the reputation of our product candidates, or negatively impact our platform or our business.

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

As of December 31, 2022, we had cash and cash equivalents amounting to €495.8 million. We believe that we will continue to expend substantial resources for the foreseeable future developing our proprietary product candidates. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, seeking regulatory approvals, as well as launching and commercializing products approved for sale, if any, and costs associated with manufacturing products and maintaining manufacturing facilities. In addition, other unanticipated costs may arise. Because the outcomes of our anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our proprietary product candidates.

Our future funding requirements will depend on many factors, including but not limited to:

●	the numerous risks and uncertainties associated with developing product candidates and maintaining our mRNA technology platform;
●	the number and characteristics of product candidates that we pursue;
●	the rate of enrollment, progress, cost and outcomes of our clinical trials, which may or may not meet their primary endpoints;
●	the timing of, and cost involved in, conducting nonclinical studies that are regulatory prerequisites to conducting clinical trials of sufficient duration for successful product registration;
●	the cost of manufacturing clinical supply and establishing commercial supply of our product candidates;
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
●	the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates if clinical trials are successful;
●	the timing of, and costs involved in, conducting post-approval studies that may be required by regulatory authorities;
●	the cost of commercialization activities for our product candidates, if any of our product candidates are approved for sale, including product manufacturing, marketing and distribution of product candidates generated from our mRNA technology platform and any other product opportunity for which we receive marketing approval in the future;
●	the terms and timing of any collaborative, licensing and other arrangements that we are currently party to or may establish, including any required milestone and royalty payments thereunder and any nondilutive funding that we may receive;
●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs, if any, and the outcome of any such litigation;
●	the timing, receipt, and amount of sales of, or royalties or milestones on, our future products, if any;
●	the costs to recruit and build the organization, including key executives needed to transform to a commercial organization; and
●	the costs of operating as a public company, including hiring additional personnel.

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

We have incurred significant losses since our inception. Our consolidated net loss for the years ended December 31, 2022 and 2021 were €249.1 million and €411.7 million, respectively. As of December 31, 2022, our accumulated deficit was €1,305.8 million. We expect to continue to incur losses in the future as we continue our research and development of, and seek regulatory approvals for, our product candidates and maintain and develop new technology platforms, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company in the United States. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials and development of our manufacturing technology. The net losses and negative cash flows from operations incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. For example, our expenses could increase if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies to perform trials in addition to those that we currently expect to perform, or if there are any delays in completing our currently planned clinical trials, the partnering process for our proprietary product candidates or the development of any of our proprietary product candidates.

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

We have established strategic partnerships and intend to continue to establish strategic partnerships with third parties to research, develop and commercialize our platform and existing and future product candidates. We have entered into strategic partnerships with Genmab, Arcturus, Acuitas, CRISPR Therapeutics, GlaxoSmithKline Biologicals SA (“GSK”), the Bill & Melinda Gates Foundation, CEPI and Tesla Automation (formerly trading under the name of Tesla Grohmann Automation), among others. For certain of these programs, including our collaborations with Genmab, CRISPR Therapeutics and GSK, we will depend on our partners to design and conduct their clinical studies. As a result, we may not be able to conduct these programs in the manner or on the time schedule we currently contemplate, which may negatively impact our business operations. While we have certain contractual rights to information about preclinical and clinical developments and results under certain of our collaboration agreements, including our agreements with Genmab, CRISPR Therapeutics and GSK, we cannot be certain that clinical trials conducted in connection with such collaboration programs will be conducted in a manner consistent with the best interests of our business. In addition, if any of these partners withdraw support for these programs or proposed products or otherwise impair their development, our business could be negatively affected. Also, our inability to find a partner for any of our product candidates may result in our termination of that specific product candidate program or evaluation of a product candidate in a particular indication. Even if we found a partner for one or more of our product candidates, there is no assurance that upon the approval of one or more of such product candidates we will be able to successfully co-commercialize such products.

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

In the future, we may enter into additional collaborations to fund our development programs or to gain access to sales, marketing or distribution capabilities. Under certain of our collaboration agreements, including our collaborations with Genmab, CRISPR Therapeutics and GSK, we grant our partners an exclusive license to develop and commercialize certain classes of products containing our mRNA technology for specific targets and receive license fees, research and development funding, milestone payments and/or, if a product is approved for marketing, sales royalties in return. Following the discovery and preclinical testing phase, in certain cases, our partners are solely responsible for the further development of the product candidate and therefore exercise full control over its further development and potential commercialization. In certain cases, including under our collaboration with Genmab, we have a limited right to co-commercialize collaboration products. While certain of our existing licenses and collaboration agreements, including our agreements with Genmab, CRISPR Therapeutics and GSK, impose development or commercialization obligations on our collaborators, we cannot be certain that our collaboration partners will allocate sufficient resources or attention to our collaboration programs or that they will progress our collaboration programs consistent with the best interests of our business. Our existing collaborations, and any future collaborations we enter into, therefore, may pose a number of risks, including the following:

●	collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;
●	collaborators may not perform their obligations as expected by us or by health authorities, such as the FDA, the EMA or comparable foreign regulatory authorities;
●	collaborators may dissolve, merge, be bought or may otherwise become unwilling to fulfill the initial terms of the collaboration with us;
●	collaborators may fail to perform their obligations under the collaboration agreements or may be slow in performing their obligations;
●	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates;
●	collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities or change the actual or perceived competitive situation in a specific indication;
●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or may require a new formulation of a product candidate for clinical testing;
●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

●	product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;
●	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;
●	disagreements with collaborators, licensors or licensees, including disagreements over proprietary rights, contract interpretation and breach of contract claims, payment obligations or the preferred course of development, might cause delays or termination of the research, development or commercialization of products or product candidates, might lead to additional responsibilities, including financial obligations for us with respect to products or product candidates, or delays or withholding of any payments due or might result in litigation or arbitration, any of which would be time-consuming and expensive, and could limit our ability to execute on our strategies;
●	collaborators may not properly obtain, maintain, enforce or defend our intellectual property or may use our proprietary information in such a way that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation; and
●	collaborators may infringe, misappropriate or otherwise violate the intellectual property of third parties, which may expose us to litigation and potential liability.

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

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to compliance initiatives. We are subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm the business.

As a public company, we incur significant legal, accounting and other expenses. The U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and the Nasdaq Stock Market LLC, or Nasdaq, have imposed various requirements on public companies, including requirements to file annual and event-driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations result in substantial legal and financial compliance costs and have made some activities time-consuming and costly. We may not be able to produce reliable financial statements or file these financial statements as part of periodic report in a timely manner with the SEC or comply with Nasdaq listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statement.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting, including the attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To maintain compliance with Section 404, we document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we have needed to continue to dedicate internal resources, have engaged outside consultants, and have adopted a detailed work plan to assess and document the adequacy of internal control over financial reporting. We will continue to implement steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that in the future neither we nor our independent registered public account firm will be able to conclude that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Adverse developments affecting financial institutions, companies in the financial service industry or the financial service industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems, which could adversely affect our operations and liquidity. For example, on March 10, 2023, Silicon Valley Bank, or SVB, a bank which we used to support operations in the U.S. was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. CureVac had no material exposure to the SVB situation.

Risks Related to the Development, Clinical Testing and Commercialization of Our Product Candidates

Our approach to the discovery and development of product candidates based on mRNA is unproven, and we do not know whether we will be able to successfully develop any products.

We focus on delivering mRNA encoding functional versions of proteins into cells without altering the underlying DNA. Our future success depends on the successful development of this novel therapeutic or vaccine approach. Relatively few mRNA-based product candidates have been tested in animals or humans, and the data underlying the feasibility of developing mRNA-based products are both preliminary and limited. To date, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 have been approved in the United States and Europe, subject to certain limitations. In addition, no product that utilizes mRNA as a therapeutic vaccine has been approved in the United States or Europe. We have not yet succeeded and may not succeed in demonstrating to the FDA or EMA the efficacy and safety of any of our product candidates in clinical trials or in obtaining marketing approval thereafter. We completed Phase 1, Phase 2a and Phase 2b/3 clinical trials for our COVID-19 product candidate, CVnCoV, which has completed recruitment and dosing. The study is currently being closed. We decided in early October 2021 to withdraw CVnCoV from the regulatory approval process and focus our efforts on second-generation mRNA vaccines. We have also completed an interim data readout of safety and immunogenicity in an ongoing Phase 1 clinical trial for our CV7202 (rabies vaccine) product candidate and have reported interim Phase 1 clinical trials for our CV8102 (cMEL, ACC, SCC and HNSCC). Early in 2022, we and our partners GSK reported Phase 1 clinical results for second-generation COVID-19 and flu vaccines. Overall, there may be adverse effects from treatment with any of our current or future product candidates that we cannot predict at this time.

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

Our business is dependent on the successful development, regulatory approval and commercialization of product candidates based on our technology platform. If we and our collaborators are unable to obtain approval for and effectively commercialize our product candidates, our business would be significantly harmed. Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain, and we may not be able to obtain approvals for the commercialization of any product candidates we may develop.

To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, our Phase 2b clinical trial with CV9104, one of our first-generation vaccines based on protamine formulation that was designed to evaluate the investigational mRNA-based cancer vaccine in patients with asymptomatic or minimally symptomatic metastatic castrate resistant prostate cancer, failed to meet the primary endpoint of improving overall survival despite proceeding through preclinical and Phase 1 studies. While we have assessed the results of past trials and these have informed our approach going forward, we can provide no assurance that future clinical trials will not be discontinued or fail to meet their specified endpoints. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful.

We are subject to significant regulatory oversight with respect to manufacturing and developing our product candidates. Our manufacturing facilities or the manufacturing facilities of our third-party manufacturers or suppliers may not meet regulatory requirements. Failure to meet GMP requirements set forth in regulations promulgated by the FDA, the EMA and other comparable regulatory authorities could result in significant delays in and costs of our products.

Clinical trials must be conducted in accordance with the FDA, EMA and comparable foreign regulatory authorities’ legal requirements, regulations or guidelines and are subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our product candidates produced in accordance with current good manufacturing practices, or cGMPs, and other requirements. We depend on medical institutions and clinical research organizations, or CROs, to conduct our clinical trials in compliance with good clinical practice, or GCP, standards. Failure to follow and document adherence to such regulations or other regulatory requirements may lead to significant delays in the availability of a product for our clinical trials, result in the termination of, or a clinical hold being placed on, one or more of our clinical trials, or delay or prevent submission or approval of marketing applications for our product candidates.

To the extent our CROs fail to enroll participants for our clinical trials, fail to conduct the trial in accordance with GCP requirements or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business. Our product candidates, CV2CoV (SARS-CoV-2), CV0501 (modified nucleotides, SARS-CoV-2), CVSQIV (multivalent seasonal influenza), Flu SV mRNA (modified nucleotides, single antigen seasonal influenza) CV7202 (rabies), CV8102 (melanoma, adenoidcystic carcinoma, squamous cell cancer of skin and head and neck), are in early clinical development. All other of our research programs are in the preclinical development stage.

The completion of clinical trials for our clinical product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

●	shortage of materials required for the production of our product candidates including due to inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including as result of the war in Ukraine) and the lingering effects of COVID-19;

●	inability of our manufacturing facilities or the manufacturing facilities of our third-party manufacturers or suppliers to meet regulatory requirements;
●	transfer of manufacturing processes to larger-scale facilities operated by a CMO or by us, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process;
●	the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;
●	delays or failure to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;
●	negative or inconclusive results, which may require us to conduct additional preclinical or clinical trials or to abandon projects that we expect to be promising;
●	safety or tolerability concerns causing us to suspend or terminate a trial if it is determined that the participants are being exposed to unacceptable health risks;
●	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;
●	lower than anticipated retention rates of patients and volunteers in clinical trials;
●	our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a trial;
●	delays relating to adding new clinical trial sites;
●	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;
●	delays in establishing the appropriate dosage levels;
●	the quality or stability of the product candidate falling below acceptable standards;
●	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical trials on time, or delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;
●	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials;
●	lack of adequate funding to continue the clinical trial;
●	developments observed in trials conducted by competitors for related technology that raise general FDA or foreign regulatory authority concerns about risk to patients of gene therapy technology;
●	determination that the product will not be producible at the manufacturing stage; and

Disruptions caused by the inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including result of the war in Ukraine) and the lingering effects of the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

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

Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock.

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

We may face continued business disruption and related risks resulting from inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including as result of the war in Ukraine) and the lingering effects of the COVID-19 pandemic, which could have a material adverse effect on our business plan or clinical trials.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the ongoing military conflict between Russia and Ukraine has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Moreover, if COVID-19 would restart, we may experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

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

If we do not achieve one or more of these factors in a complete and timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially adversely affect our business, financial condition, results of operations and prospects and, in case of product candidates, technologies and licenses we have acquired, which may result in a significant impairment of assets.

Although we expect to submit biologics license applications, or BLAs, for our mRNA-based product candidates in the United States, and in the European Union, mRNA-based medicines have been classified as gene therapy medicinal products, other jurisdictions may consider our mRNA-based product candidates to be new drugs, not biologics or gene therapy medicinal products, and require different marketing applications. In addition, we have not previously submitted a BLA to the FDA, or similar regulatory approval filings to comparable foreign authorities, for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets for patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

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

We commenced operations in 2000 and have a long track record of performing clinical trials with multiple product candidates since 2008. Our operations to date have been limited to establishing our company, raising capital, developing our proprietary mRNA technology platform, identifying and testing potential product candidates and conducting clinical trials. We have not yet demonstrated an ability to obtain marketing approvals, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

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

Clinical trials assess a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our product candidates receive regulatory approval and we or others identify undesirable side effects caused by such product candidates (or any other similar products) after such approval, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw or limit their approval of such product candidates and require us to take our approved product(s) off the market;
●	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication, or submission of field alerts to physicians and pharmacies;
●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
●	we may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;
●	actual or potential drug-related side effects could negatively affect patient recruitment or the ability of enrolled patients to complete a trial for our products or product candidates;
●	market acceptance of our products by patients and physicians may be reduced and sales of the product may decrease significantly;
●	regulatory authorities may require a Risk Evaluation and Mitigation Strategy, or a REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;
●	we may be subject to regulatory investigations and government enforcement actions;
●	we may decide or be required to remove such product candidates from the marketplace;

●	we could be sued and potentially held liable for injury caused to individuals exposed to or taking our product candidates;
●	sales of the product(s) may decrease substantially; and
●	our reputation may suffer.

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

No product that utilizes mRNA as a therapeutic vaccine has been approved in the United States or Europe. In addition, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 have been approved by the FDA, EMA and other regulatory agencies. Such approvals were provided after parallelized clinical trials, and certain of the products may be subject to ongoing review by the FDA, EMA or other regulatory agencies, and in some cases may be canceled, expire or subject to lengthy renewal. Successful discovery, development and continued market presence of mRNA-based (and other) products by either us or our collaborators is highly uncertain and depends on numerous factors, many of which are beyond our or their control. Our product candidates that appear promising in the early phases of development may fail to advance, experience delays in the clinic or clinical holds, or fail to reach the market or stay in the market for many reasons, including:

●	discovery efforts aimed at identifying potential immunotherapies may not be successful;
●	nonclinical or preclinical study results may show product candidates to be less effective than desired or have harmful or problematic side effects;
●	clinical trial results may show the product candidates to be less effective than expected, including a failure to meet one or more endpoints or have unacceptable side effects or toxicities;
●	manufacturing failures, insufficient supply of GMP materials for clinical trials, or higher than expected cost could delay or set back clinical trials, or make our product candidates commercially unattractive;
●	our improvements in the manufacturing processes may not be sufficient to satisfy the clinical or commercial demand of our product candidates or regulatory requirements for clinical trials;
●	changes that we make to optimize our manufacturing, testing or formulating of GMP materials could impact the safety, tolerability and efficacy of our product candidates;
●	pricing or reimbursement issues or other factors could delay clinical trials or make any immunotherapy uneconomical or noncompetitive with other therapies;
●	the failure to timely advance our programs or receive the necessary regulatory approvals, or a delay in receiving such approvals, due to, among other reasons, slow or failure to complete enrollment in clinical trials, withdrawal by trial participants from trials, failure to achieve trial endpoints, additional time requirements for data analysis, data integrity issues, BLA, MAA or the equivalent application, discussions with the FDA or the EMA, a regulatory request for additional nonclinical or clinical data, or safety formulation or manufacturing issues may lead to our inability to obtain sufficient funding; and
●	the proprietary rights, products and technologies of our competitors may prevent our immunotherapies from being commercialized.

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

The regulatory approval processes of the FDA and comparable authorities are lengthy, time-consuming and inherently unpredictable and if we fail to obtain regulatory approval in any jurisdiction, we will not be able to commercialize our products in that jurisdiction and our business, results of operations, financial condition and prospects, may be materially adversely affected.

The time required to obtain approval by the FDA, EMA and comparable authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval laws, regulations, policies or the type and amount of clinical data or other information necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

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

In order to commercialize our products in more than one jurisdiction, we will be required to obtain separate regulatory approvals in each market and to comply with numerous and varying regulatory requirements. The approval procedures vary from country to country and may require additional testing, administrative review periods, agreements with pricing authorities or other steps. Satisfying these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. In addition, in many countries outside the United States and in particular in many of the Member States of the European Union, a product must undergo health economic assessments to agree on pricing and/or be approved for reimbursement before it can be approved for sale in that country, or before it becomes commercially viable. The FDA and the EMA may come to different conclusions regarding approval of a marketing application. Approval by the FDA or EMA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA or EMA. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. We may not obtain regulatory approvals on a timely basis, if at all. We may not be able to submit applications for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. We may be required to conduct additional preclinical studies or clinical trials, which would be costly and time-consuming. If we or any future partner are unable to obtain regulatory approval for our product candidates in one or more significant jurisdictions, then the commercial opportunity for our product candidates, and our business, results of operations, financial condition and prospects, may be materially adversely affected.

The regulatory landscape that will govern our product candidates is uncertain. Regulations relating to more established gene therapy and cell therapy products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.

The regulatory requirements to which our product candidates will be subject are not entirely clear. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. For example, regulatory requirements governing gene therapy products and cell therapy products have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. Although the FDA decides whether individual gene therapy protocols may proceed, the review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and authorizes its initiation. Conversely, the FDA can place an Investigational New Drug Application, or an IND, on clinical hold even if such other entities have provided a favorable review. Furthermore, gene therapy clinical trials may also require evaluation and assessment by an institutional biosafety committee, or an IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. The IBC assesses the safety of the research and identifies any potential risk to the public health or the environment, and such assessment may result in some delay before initiation of a clinical trial. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

Complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. For example, in the European Union a special committee called the Committee for Advanced Therapies, or the CAT, was established within the EMA in accordance with Regulation (EC) No 1394/2007 on advanced-therapy medicinal products, or ATMPs, to assess the quality, safety and efficacy of ATMPs, and to follow scientific developments in the field. ATMPs include gene therapy products as well as somatic cell therapy products and tissue-engineered products.

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

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may materially adversely affect our business, prospects, financial condition and results of operations. We have not previously submitted a BLA to the FDA, or similar regulatory approval filings to comparable foreign authorities, for any product candidate and never received regulatory approval for any of our product candidates. Even if the FDA, EMA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, product sampling, adverse event reporting, storage, advertising, marketing, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. There also are continuing, annual program user fees for any marketed products. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

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

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. It is difficult to predict how current and future legislation, executive actions, and litigation, including the executive orders, will be implemented, and the extent to which they will impact our business, our clinical development, and the FDA’s and other agencies’ ability to exercise their regulatory authority, including the FDA’s pre-approval inspections and timely review of any regulatory filings or applications we submit to the FDA. To the extent any executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

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

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be conducted by qualified investigators in accordance with GCPs, and the FDA must be able to validate the trial data through an on-site inspection, if necessary. Generally, the patient population for any clinical trial conducted outside of the United States must be representative of the population for which we intend to seek approval in the United States. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any clinical trials that we or our collaboration partners conduct outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these or other product candidates in the United States. In other jurisdictions, for instance, in Japan, there is a similar risk regarding the acceptability of clinical trial data conducted outside of that jurisdiction.

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

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.

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

Disruptions at the FDA and other government agencies caused by inflation, funding shortages, labor shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, inflation, labor shortages, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for our product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

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

We manufacture and produce mRNA-based active ingredients for our product pipeline. We also currently rely on and expect to continue to rely on third parties for the manufacturing and supply of active pharmaceutical ingredients, or API, and drug products of our product candidates. We and these third parties are subject to various federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures and the generation, handling, labeling, transportation, use, manufacture, storage, treatment and disposal of hazardous materials and wastes and worker health and safety. We do not have control over a manufacturer’s or supplier’s compliance with environmental, health and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or, in certain circumstances, an interruption in operations, any of which could adversely affect our business and financial condition.

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

At the start of the COVID-19 pandemic, we had entered in contractual engagements with third-party manufacturer to have access additional capacity. The wind-down of these contracts entail risks of financial penalties and risk of litigation.

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

In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of our product candidates in our pipeline or that we may develop, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of the product. The transition to larger-scale and more robust production could prove difficult or costly. Further, any claims in our manufacturing process as a result of scaling up or optimization of the manufacturing, supply and fill and finish process may result in the need to obtain regulatory approvals. If we or our third-party manufacturers are not able to optimize the manufacturing process to increase the product yield for our product candidates or the cGMP production requirement for clinical studies, or if we or our third-party manufacturers are unable to produce increased amounts of our product candidates while maintaining the quality of the product or generally unable to produce the right quality, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits. Difficulty in achieving commercial scale-up production or production optimization or the need for additional regulatory approvals as a result could have a material adverse impact on our business and results of operations.

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

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. In addition, we or our collaborators, may only pursue, obtain or maintain patent protection in a limited number of countries. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found. We may be unaware of prior art that could be used to invalidate or narrow the scope of an issued patent or prevent our pending patent applications from issuing as patents. Because patent applications in the United States, Europe and many other non-U.S. jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or any in-licensed issued patents or pending patent applications, or that we or our licensors were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Even if patents do successfully issue, our owned or in-licensed patents may not adequately protect our intellectual property, provide exclusivity for our products or product candidates, prevent others from designing around our claims or otherwise provide us with a competitive advantage. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid or unenforceable or will be threatened by third parties. In addition, third parties may challenge the validity, enforceability, ownership, inventorship or scope of any of our patents. Any successful challenge to any of our patents could deprive us of rights necessary for the successful commercialization of any product candidate that we may develop and could impair or eliminate our ability to collect future revenues and royalties with respect to such products or product candidates. If any of our patent applications with respect to our product candidates fail to issue as patents, if their breadth or strength of protection is narrowed or threatened, or if they fail to provide meaningful exclusivity or competitive position, it could dissuade companies from collaborating with us or otherwise adversely affect our competitive position.

The patent position of pharmaceutical companies is generally uncertain because it involves complex legal, scientific and factual considerations for which legal principles remain unsolved. The standards applied by the United States Patent and Trademark Office, or the USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably, and can change. Additionally, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property rights, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our patents or other intellectual property, including the unauthorized reproduction of our manufacturing or other know-how or the marketing of competing products in violation of our intellectual property rights generally. Any of these outcomes could impair our ability to prevent competition from third parties, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In Germany, the German federal government, and the Federal Ministry of Health and downstream authorities, in the event of a national epidemic, have the right to order the use of our owned and in-licensed patents in the interest of the public welfare or the security of the Federal Republic. The German government may issue such an order with respect to our owned or in-licensed patents and we may lose exclusivity with respect to the technologies and product candidates covered by such patents. For example, if the German government determines that we are unable to develop our COVID-19 vaccine candidates on a timeline or at a scale that is necessary to respond to the COVID-19 pandemic, it may issue a use order for the patents covering our development of COVID-19 vaccines. We would be entitled to compensation in the event a use order is issued with respect to our owned or in-licensed patents; however, such compensation may be less than what we could otherwise receive and any such use order could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

In Russia, the United States and foreign government actions related to Russia’s invasion of Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications in Russia, resulting in a partial or complete loss of patent rights in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit, without consent or compensation, inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in countries that Russia has deemed unfriendly. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be materially adversely affected.

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

Additionally, the research resulting in certain of our patents and technology, including patents and technology relating to our CV8102 and RSV product candidates, was funded in part by the German Ministry of Education and Research, or the BMBF. Results of such government-funded research projects must, subject to certain conditions, be made available free of charge for academic research and teaching in Germany and must be published in half-yearly interim reports and a final report following completion of the funded work. Information relating to intellectual property generated, commercial expectations, scientific chances of success and next steps and certain additional information must be disclosed to the German government and must be disclosed to third parties for academic research and teaching upon request under a written confidentiality agreement. The BMBF additionally has, in the case of a special public interest, a nonexclusive and transferable right to use intellectual property generated as part of the funded work. Contracts with third parties relating the exploitation of the results of the funded work must be disclosed to the BMBF and any such contracts with parties outside of the European Union require the prior consent of the BMBF to the extent they deviate from an exploitation plan previously approved by the BMBF. Additionally, if we fail to use or commercialize the results of the funded work we may be required to grant third parties licenses to use such results. In certain scenarios, including if we come under the decisive influence of foreign investors, the funded results are exclusively or predominantly used outside Germany without the prior consent of the BMBF or if we are in breach of our obligations under the grant, the grant funding, including funding already received, can be revoked.

Furthermore, certain of our patents and technology, including patents and technology relating to our rotavirus, malaria, Lassa virus and SARS-CoV-2 product candidates, were funded in part by grants from nonprofit third parties, including the Bill & Melinda Gates Foundation and CEPI. We are required to fulfill certain contractual obligations with respect to products created using such grant funding, including making certain products available at an affordable price in a list of clearly defined low- and lower-middle income countries and ensuring that certain products are available in geographic regions where there has been an outbreak of an infectious disease at certain reduced economic rates. See “Item 4. Information on the Company — B. Business Overview — Collaborations.”

Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its effective filing date. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing, regulatory review and approval of new product candidates, our patents protecting such candidates might expire before or shortly after such candidates are commercialized. If we encounter delays in obtaining regulatory approvals, the period of time during which we could market a product under patent protection could be further reduced. Even if patents covering our product candidates are obtained, once such patents expire, we may be vulnerable to competition from similar or biosimilar products. The launch of a similar or biosimilar version of one of our products would likely result in an immediate and substantial reduction in the demand for our product, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Disputes have arisen and may in the future arise regarding intellectual property subject to licensing, collaboration or other intellectual property agreements, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;
●	the sublicensing of patent and other rights under our collaborative development relationships;
●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
●	our financial obligations under the license agreement;
●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

●	the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or expand the rights of our licensors or partners to the relevant intellectual property or technology, including their ability to use or license such intellectual property or technology to third parties. In addition, such resolution may also increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

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

We are and may in the future become involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful and could result in a court or administrative body finding our patents to be invalid or unenforceable.

Even if the patent applications we own or license are issued, third parties may infringe our patents. To counter infringement, we have been and may in the future be required to file infringement claims, which can be expensive and time-consuming. If we initiate legal proceedings against a third-party to enforce a patent covering any of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including novelty, nonobviousness (or inventive step), written description or enablement. In addition, patent validity challenges may, under certain circumstances, be based upon nonstatutory obviousness-type double patenting, which, if successful, could result in a finding that the claims are invalid for obviousness-type double patenting or the loss of patent term if a terminal disclaimer is filed to obviate a finding of obviousness-type double patenting. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. In an infringement proceeding, a court may decide that one or more of our patents is not valid, is unenforceable or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates or provide any competitive advantage. For example, one of our manufacturing related U.S. patents was invalidated in an inter partes review proceeding and certain of our European patents relating to RNA-based adjuvants/immunostimulants, RNA-coded antibodies, mRNA vaccination of the elderly, intratumoral (m)RNA treatments, polyvalent mRNA production, and mRNA vaccination in combination with an anti-PD-L1 antibody have been revoked in European opposition proceedings. Further European patents have been amended after opposition proceedings. For example, European patents related to an mRNA injection solution, mRNA vaccination of newborns and infants, combination of an mRNA vaccine and an anti-PD1 antibody, combination of mRNA-based vaccination and agonistic OX40 antibodies and method of RNA analysis have been amended. Further European patents have been maintained after opposition proceedings. One of these patents relates to an mRNA injection solution and the other relates to sequence optimization of a coding sequence. Some of these decisions are currently on appeal and continuation or divisional applications of certain of the maintained, revoked and amended patents have been filed and are currently under examination, although there can be no assurance that any such appeal will be successful or that any such patent applications will issue as patents that provide us with any competitive advantage. Additionally, several of our European and Australian patents relating to prime-boost regimens, lyophilization of RNA, spray-drying of RNA, spray-freeze-drying of RNA, and an improved method for plasmid production for in vitro transcription of mRNA are currently subject to opposition proceedings. The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we could lose part or all of the patent protection on one or more of our product candidates, which could result in our competitors and other third parties using our technology to compete with us. Such a loss of patent protection could have a material adverse impact on our business.

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

In June 2022, we filed a lawsuit against BioNTech SE and its wholly owned subsidiaries, BioNTech Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH (collectively, “BioNTech”), in the Düsseldorf Regional Court, for infringement of one European patent, EP1857122B1, (“EP’122 Patent”), and three utility patents, DE202015009961U1, DE202015009974U1, and DE202021003575U1, as a result of the manufacture, use and sale of Comirnaty, BioNTech and Pfizer’s mRNA COVID-19 vaccine. Later in July 2022, BioNTech and Pfizer filed a complaint for a declaratory judgment in the U.S. District Court for the District of Massachusetts, seeking a judgment of non-infringement by Comirnaty of U.S. Patent Nos. 11,135,312, 11,149,278 and 11,241,493. Subsequently we filed to have the case transferred to the Eastern District of Virginia.

In August 2022, we added European Patent EP3708668B1, (“EP’688 Patent”) to the German lawsuit. Subsequently, BioNTech additionally filed a nullity action in the Federal Patent Court of Germany seeking a declaration that the EP’122 Patent is invalid, and we are defending this action.

In September 2022, BioNTech and Pfizer filed a declaration of non-infringement and revocation action against the EP’122 Patent and the EP’668 Patent in the Patents Court of the Business and Property Courts of England and Wales. In October 2022, we counterclaimed seeking an order that the EP ‘122 Patent and EP ‘688 Patent are infringed and are valid. Lastly, on November 11, 2022, BioNTech SE filed cancellation actions seeking the cancellation of the three German utility patents in the German Patent and Trademark Office, and we are defending these actions.

All of the proceedings are currently pending. In the course of pursuing our case for infringement and defending against the challenges to our patent estate from Pfizer and BioNTech, should we ultimately not be successful, we will be liable for our own and may be liable for BioNTech and Pfizer’s legal costs in at least Germany and the UK.

An unfavorable outcome could also require us to cease using the related technology or attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees.

Additionally, an adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against competitors, affect our ability to receive royalties or other licensing consideration from our licensees, and may curtail or preclude our ability to exclude third parties from making, using and selling similar or competitive products. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third parties, such litigation could be costly and time-consuming and could prevent or delay us from developing or commercializing our product candidates.

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

Third parties have, and may in the future have, U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds or methods of use for the treatment of the disease indications for which we are developing our product candidates that may cover our product candidates. For example, we are aware of certain third-party U.S. and non-U.S. issued patents and patent applications, including those of our competitors, that relate to mRNA production, mRNA optimization, modification of mRNA, LNP technology, RNA-based tumor vaccination, LNP-based mRNA delivery to the eye, lung or liver, mRNA encoding gene-editing enzymes, RNA-encoded antibodies or antigens in LNPs and LNP-formulated RNA that may be construed to cover the LNP-formulated RNA technology used in our vaccines and protein and antibody therapies. We are also aware of certain third-party U.S. and non-U.S. patents and patent applications, including those of our competitors, that relate to coronavirus vaccines, influenza virus vaccines, Respiratory Syncytial Virus (RSV) vaccines and treatments and vaccines against other infectious diseases and we expect such third parties to have filed additional patent applications, which have not yet been published, and to file additional patent applications in the future.

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

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, the Leahy-Smith America Invents Act, or the America Invents Act, was signed into law on September 16, 2011, and many of the substantive changes became effective on March 16, 2013. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Specifically, the America Invents Act reforms United States patent law in part by changing the U.S. patent system from a “first to invent” system to a “first inventor to file” system. Under a “first inventor to file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor was the first to invent the invention. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications. Circumstances may arise that could prevent us from promptly filing patent applications on our inventions and allow third parties to file patents claiming our inventions before we are able to do so. The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by the USPTO administered post-grant proceedings, including reexamination proceedings, inter partes review, post-grant review and derivation proceedings. These adversarial proceedings at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts, and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than in a litigation in a U.S. federal court. One of our manufacturing-related patents has been invalidated in an inter partes proceeding and if any of our other patents are challenged by a third-party in a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in a loss or narrowing of the challenged patent right to us.

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

A significant number of our personnel work in Germany and are subject to German employment law. Inventions which may be the subject of a patent or of protection as a utility model as well as technical improvement proposals for other technical innovations that may not be the subject of a patent or of protection as a utility model made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our current or former employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act, or alleged nonadherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees retain rights to patents they invented or co-invented and disclosed to us prior to October 1, 2009 if the employee inventions were not actively claimed by us after notification by the employee inventors. While we believe that all of our current and past German employee inventors have assigned to us their interest in inventions and patents they invented or co-invented, there can be no assurance that all such assignments are fully effective. Therefore, there can be no assurance that present or former employees do not hold rights to intellectual property used by us or that such employees will not demand the registration of intellectual property rights in their name or demand damages pursuant to the German Act on Employees’ Inventions or other applicable laws. Even if we lawfully own all inventions of our employee inventors who are subject to the German Act on Employees’ Inventions, we are required under German law to reasonably compensate such employees for the use of the inventions. If we are required to pay increased compensation or face other disputes under the German Act on Employees’ Inventions, our business, financial condition, results of operations and prospects could be adversely affected.

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

We may not have adequate remedies in the event of unauthorized use or disclosure of our proprietary information in the case of a breach of any such agreements and our trade secrets and other proprietary information could be disclosed to third parties, including our competitors. Many of our partners also collaborate with our competitors and other third parties. The disclosure of our trade secrets to our competitors, or more broadly, would impair our competitive position and may materially harm our business, financial condition, results of operations and prospects. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Courts outside the United States are sometimes less willing to protect proprietary information, technology and know-how. In addition, others may independently discover or develop substantially equivalent or superior proprietary information and techniques, and the existence of our own trade secrets affords no protection against such independent discovery.

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

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal civil False Claims Act, that may constrain the business or financial arrangements and relationships through which we conduct clinical research, sell, market and distribute any products for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and patient privacy regulation by the federal government and by the U.S. states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Further, several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of a federal healthcare-covered business, the Anti-Kickback Statute has been violated;
●	federal civil and criminal false claims laws, including, without limitation, the federal civil False Claims Act (that can be enforced through civil whistleblower or qui tam actions), and the civil monetary penalties law, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
●	the U.S. Federal Food, Drug, and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
●	the U.S. Public Health Service Act, or the PHSA, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;
●	the Physician Payments Sunshine Act, created under Section 6002 of the Affordable Care Act, and its implementing regulations, which requires specified manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or the CMS, information related to payments or other “transfers of value” made to physicians, which is defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and certain other healthcare providers beginning in 2022, and which requires teaching hospitals and applicable manufacturers to report annually to CMS ownership and investment interests held by physicians and their immediate family members by the 90th day of each calendar year. All such reported information is publicly available; and

●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; and state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

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

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products, including genetic treatments. In the United States, the Centers for Medicare & Medicaid Services, or the CMS, the federal agency responsible for administering the Medicare program, make the principal decisions about coverage and reimbursement for new treatments under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel products such as ours. In addition, certain Affordable Care Act marketplace and other private payor plans are required to include coverage for certain preventative services, including vaccinations recommended by the U.S. Centers for Disease Control’s, or the CDC’s, Advisory Committee on Immunization Practices, or ACIP, without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members. For Medicare beneficiaries, vaccines may be covered for reimbursement under either the Part B program or Part D depending on several criteria, including the type of vaccine and the beneficiary’s coverage eligibility. If our vaccine candidates, once approved, are reimbursed only under the Part D program, physicians may be less willing to use our products because of the claims adjudication costs and time related to the claims adjudication process and collection of co-payment associated with the Part D program.

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

In some countries, particularly Member States of the European Union, the pricing of prescription drugs is subject to governmental control or control by associations of health insurers. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost-containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various countries and parallel distribution, or arbitrage between low-priced and high-priced countries, can further reduce prices. In some countries, in particular, in many Member States of the European Union, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be materially adversely affected.

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

More generally, shifts in geopolitical balance, political crisis or wars may affect foreign exchange rates between the euro and other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period.

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

In March 2010, President Obama signed the Affordable Care Act into law. Among the provisions of the Affordable Care Act of potential importance to our business and our product candidates are the following:

●	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription products and biologic products;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
●	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;
●	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;
●	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
●	a requirement that certain Affordable Care Act marketplace and other private payor plans include coverage for preventative services, including vaccinations recommended by the ACIP without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members;

●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
●	a new Independent Payment Advisory Board, or an IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription products; and
●	the establishment of the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models.

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

Also, there has been heightened governmental scrutiny recently over the manner in which pharmaceutical companies set prices for their marketed products, which has resulted in several congressional inquiries and proposed federal legislation, as well as state efforts, designed to, among other things, bring more transparency to product pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. On November 20, 2020, CMS issued an Interim Final Rule implementing the Most Favored Nation, or the MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on August 6, 2021, the CMS announced a proposed rule to rescind the Most Favored Nations rule. Additionally, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point of sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, Congress has indicated that it will continue to seek new legislative measures to control drug costs.

The policies of the FDA or similar regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or the Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and biologics and spur innovation, but its ultimate implementation is unclear. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. It is difficult to predict how current and future legislation, executive actions, and litigation, including the executive orders, will be implemented, and the extent to which they will impact our business, our clinical development, and the FDA’s and other agencies’ ability to exercise their regulatory authority, including FDA’s preapproval inspections and timely review of any regulatory filings or applications we submit to the FDA. To the extent any executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

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

We are in the early stages of developing disaster recovery, business continuity plans and document retention plans designed to allow us to be operational despite unforeseen events, including natural disasters such as an earthquake, fire, hurricane, tornado, flood or significant power outage; political crises, such as terrorist attacks, war and other political instability, including the ongoing geopolitical tensions related to Russia’s actions in Ukraine and associated international sanctions in response to such sanctions; or other catastrophic events. Without disaster recovery, business continuity and document retention plans, if we encounter difficulties or disasters with our manufacturing facilities, affiliates, corporate headquarters or those of third parties we rely on, our critical systems, operations and information may not be restored in a timely manner, or at all, and our business activities could be materially disrupted. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development and regulatory affairs, as well as to support our public company operations. We are currently constructing a new facility, designed for the development of a cGMP production process on a large industrial scale for market supply. To manage these growth activities, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to devote a significant amount of its attention to managing these growth activities. Moreover, our expected growth could require us to relocate to a different geographic area of the country. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion or relocation of our operations effectively may result in weaknesses in our infrastructure, and give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful development and commercialization of our product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Engaging in acquisitions, joint ventures or collaborations may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.

We may evaluate various acquisitions and collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition, joint venture or collaboration may entail numerous risks, including:

●	increased operating expenses and cash requirements;
●	the assumption of additional indebtedness or contingent liabilities;
●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;
●	risk in the retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;
●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and
●	our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

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

In addition, many states in which we operate have laws that protect the privacy and security of personal information. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act, or the CCPA, increases privacy rights for California residents and imposes obligations on companies that process their personal information. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. The CCPA also creates a new state agency that will be vested with authority to implement and enforce the CCPA. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject if it is enacted.

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the European Union, the collection and use of personal data is governed by the provisions of the General Data Protection Regulation, or the GDPR, in addition to other applicable laws and regulations. The GDPR came into effect in May 2018, repealing and replacing the European Union Data Protection Directive, and imposing revised data privacy and security requirements on companies in relation to the processing of personal data of European Union and United Kingdom data subjects. The GDPR, together with national legislation, regulations and guidelines of the European Union Member States and the United Kingdom governing the processing of personal data, impose strict obligations with respect to, and restrictions on, the collection, use, retention, protection, disclosure, transfer and processing of personal data. The GDPR imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. The standard contractual clauses issued by the European Commission, or the EC, for the transfer of personal data may be similarly invalidated by the Court of Justice of the European Union. On June 4, 2021, the EC adopted new standard contractual clauses, which impose on companies additional obligations relating to data transfers, including the obligation to conduct a transfer impact assessment and, depending on a party’s role in the transfer, to implement additional security measures and to update internal privacy practices. If we elect to rely on the new standard contractual clauses for data transfers, we may be required to incur significant time and resources to update our contractual arrangements and to comply with new obligations. If we are unable to implement a valid mechanism for personal data transfers from the EU, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from the EU. It remains to be seen whether these standard contractual clauses will remain available and whether additional means for lawful data transfers will become available. The GDPR authorizes fines for certain violations of up to 4% of the total global annual turnover of the preceding financial year or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by data subjects. Separately, Brexit could also lead to further legislative and regulatory changes and increase our compliance costs. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and the European Union, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. On June 28, 2021, the European Commission adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from European Union member states to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission reassesses and renews or extends that decision. Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with noncompliance. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

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

We have offices and operations in six cities and in five countries. If we are unable to manage the risks of our global operations, including fluctuations in foreign exchange and inflation rates, international hostilities, natural disasters, security breaches, failure to maintain compliance with our clients’ control requirements and multiple legal and regulatory systems, our results of operations and ability to grow could be materially adversely affected.

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

To cover such liability claims, we purchase clinical trial insurance in the conduct of each of our clinical trials. It is possible that our liabilities could exceed our insurance coverage or that our insurance will not cover all situations in which a claim against us could be made. We also intend to expand our insurance coverage to include the sale of commercial products if we receive marketing approval for any of our proprietary products. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired. Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations, including, but not limited to:

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

Adverse events reported with respect to gene therapies or genome-editing therapies could adversely impact one or more of our programs. Although our mRNA product candidates are designed not to make any permanent changes to cell DNA, regulatory agencies or others could believe that adverse effects of gene therapy products caused by introducing new DNA and irreversibly changing the DNA in a cell could also be a risk for our mRNA investigational therapies, and as a result, may delay one or more of our trials or impose additional testing for long-term side effects. Any new requirements and guidelines promulgated by regulatory review agencies may have a negative effect on our business by lengthening the regulatory review process, requiring us to perform additional or larger studies, or increasing our development costs, any of which could lead to changes in regulatory positions and interpretations, delay or prevent advancement or approval and commercialization of our product candidates or lead to significant post-approval studies, limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory agencies and advisory committees and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of some or all of our product candidates.

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

As of December 31, 2022, we had 386,250,000 authorized common shares, of which 194,954,225 shares were outstanding. In addition, 29,249,564 common shares were reserved for issuance pursuant to our equity incentive plans. The availability of substantial amounts of our common shares resulting from the exercise or settlement of equity awards outstanding under our equity incentive plans, which would be dilutive to existing stockholders, could adversely affect the prevailing market price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

We have broad discretion in the use of our cash on hand and may invest or spend it in ways with which you do not agree and in ways that may not yield a return on your investment.

As of December 31, 2022, we had cash and cash equivalents amounting to € 495.8 million. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

Concentration of ownership by our principal shareholders may conflict with your interest and may prevent you from influencing significant corporate decisions.

As of March 31, 2023, our principal shareholders, dievini Hopp BioTech holding GmbH & Co. KG, or dievini, beneficially own 37.5% of our common shares, and Kreditanstalt für Wiederaufbau, or KfW, beneficially owns 13.3% of our common shares.

In addition, dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) has the right under our articles of association to make a binding nomination for the following number of supervisory directors until dievini (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates as defined by our articles of association and ultimate beneficiaries as defined by our articles of association (individually or collectively) cease to own at least 10% of our issued share capital or an earlier change of control over dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) as defined by our articles of association, which period we refer to as the initial nomination period for dievini:

●	four (4) supervisory directors for as long as dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates (as defined by our articles of association) and ultimate beneficiaries (as defined by our articles of association) (individually or collectively) own at least 70% of our issued share capital;

●	three (3) supervisory directors for as long as dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates (as defined by our articles of association) and ultimate beneficiaries (as defined by our articles of association) (individually or collectively) own at least 50% (but less than 70%) of our issued share capital;
●	two (2) supervisory directors for as long as dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates (as defined by our articles of association) and ultimate beneficiaries (as defined by our articles of association) (individually or collectively) own at least 30% (but less than 50%) of our issued share capital; and
●	one (1) supervisory director for as long as dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) and its affiliates (as defined by our articles of association) and ultimate beneficiaries (as defined by our articles of association) (individually or collectively) own at least 10% (but less than 30%) of our issued share capital.

Dievini and Mr. Dietmar Hopp may be able to significantly influence all matters requiring shareholder approval. Even when dievini ceases to own common shares representing a majority of the total voting power, for so long as dievini continues to own a significant percentage of our common shares, dievini will still be able to significantly influence the composition of our supervisory board and the approval of actions requiring shareholder approval. Accordingly, for such period of time, dievini will continue to have significant influence with respect to our management, business plans and policies, including the appointment and removal of our managing directors, decisions on whether to raise future capital and any amending of our organizational documents, which govern the rights attached to our common shares. In particular, for so long as dievini continues to own a significant percentage of common shares, it will be able to cause or prevent a change of control of us or a change in the composition of our supervisory board and could preclude any unsolicited acquisition of us.

In addition, KfW (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) has the right, and has exercised the right under our articles of association, the KfW dievini Shareholders’ Agreement and the ISA to make a binding nomination for one (1) supervisory director until KfW or any KfW affiliates as defined by our articles of association (individually or together with any other KfW affiliate) cease to own at least 10% of our issued share capital, which period we refer to as the initial nomination period for KfW. Certain decisions require, and cannot be taken without, a resolution of our supervisory board that the KfW nominee, and a dievini nominee, have approved. These relate in particular to the location within the European Union of certain of our activities. The KfW dievini Shareholders’ Agreement includes provisions relating to voting together and in a coordinated fashion on certain specified matters as further described under “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

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

We entered into a Global Access Agreement with our shareholder, the Bill & Melinda Gates Foundation, in February 2015 pursuant to which we are required to take certain actions to support the Bill & Melinda Gates Foundation’s mission. In the event that we commit a material breach of the Global Access Agreement or certain provisions of the ISA, following a cure period, we may be required to redeem for cash all, or to facilitate the purchase by a third-party of all, the shares of our company held by the Bill & Melinda Gates Foundation as per the date of the ISA at certain terms that may not be favorable to us. If this occurs, cash used for this purpose may adversely affect our liquidity, cause us to reduce expenditures in other areas of our business, or curtail our growth plans. If we do not have sufficient cash on hand to purchase the shares, we would have to seek financing alternatives in order to meet our obligations, and there is no certainty that financing would be available on reasonable terms or at all. For the period that we are unable to redeem the shares held by the Bill & Melinda Gates Foundation or arrange for a third-party to purchase such shares, we will generally not be allowed to pay dividends, redeem the shares of any other shareholder or otherwise make any other distribution to any of our shareholders in connection with their shares. Therefore, meeting this purchase obligation, if necessary, could have a material adverse effect on our business and financial results. For more information on the Bill & Melinda Gates Foundation’s withdrawal rights, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Investment and Shareholders’ Agreement.”

Being a public company may continue to increase our costs and disrupt the regular operations of our business.

In August 2020, we completed our initial public offering. After the completion of our initial public offering we incurred and expect to continue to incur costs and expenses, including, but not limited to, managing directors’ and supervisory directors’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company.

We also anticipate that we will continue to incur significant costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect these rules and regulations to continue to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to retain, recruit and bring on a qualified independent supervisory board. We expect that the additional costs we will incur as a public company, including costs associated with corporate governance requirements, will be considerable relative to our costs as a private company.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. To date, such additional demands did not disrupt regular operations. Any of these effects could harm our business, financial condition and results of operations.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b) (i) a majority of our managing directors, supervisory directors and executive officers may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified managing directors and supervisory directors.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer. As a result, in accordance with the listing requirements of Nasdaq, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents for the general meeting, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires, among other things, an issuer to have a compensation committee that consists entirely of independent directors, Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations, and Nasdaq Listing Rule 5605(b)(1), which requires an issuer to have a majority of independent directors on its board. These rules require that a majority of our supervisory directors must be independent. In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of our company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

Although we do not believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for our 2022 taxable year, we may be a PFIC for 2023 or one or more future taxable years. A U.S. holder of common shares may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will generally be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain nonactive rents and royalties, and capital gains. The value of a non-U.S. corporation’s goodwill that is associated with activities that produce or are intended to produce active income is generally an active asset for purposes of the asset test unless, for U.S. federal income tax purposes, the non-U.S. corporation is a “controlled foreign corporation,” or a CFC, that is not publicly traded “for the taxable year.” If a non-U.S. corporation is a CFC that is not publicly traded for the taxable year, its PFIC status under the asset test is determined by using the U.S. tax basis of its assets rather than their fair market value and therefore the market value of its goodwill is generally disregarded. Generally, a non-U.S. corporation is a CFC if more than 50% of its shares’ voting power or value is owned, directly, indirectly or constructively, by “United States shareholders” (as defined in Section 951(b) of the Code). Although it is not certain, we may be or may have been a CFC in the 2022 taxable year. However, under recently promulgated Treasury regulations, the fair market value of our assets (including goodwill) can be used for purposes of the asset test provided that (i) we are publicly traded on the majority of days during our taxable year or (ii) we would not be a CFC if certain constructive ownership rules were not applied. We believe, and the remainder of this discussion assumes, that we are eligible to use the fair market value of our assets for purposes of the asset test for our 2022 taxable year.

Based on the composition of our income and assets during 2022, we do not believe that we were a PFIC for our 2022 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS,” will agree with our conclusion. Whether we will be a PFIC in 2023 or any future year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate nonpassive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2023 or any future taxable year.

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

As of April 25, 2023, our principal shareholders, managing directors, supervisory directors and executive officers and entities affiliated with them own 64% of the outstanding common shares. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our general meeting, including the appointment of managing directors and supervisory directors, changes to our articles of association and approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

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

In addition, if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price may decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

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

Furthermore, the withholding tax restriction referred to above is based on the current reservation made by Germany under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, or the MLI, with respect to the tie-breaker provision included in Article 4(3) of the double tax treaty between Germany and the Netherlands, or the “MLI tie-breaker reservation.” If Germany changes its MLI tie-breaker reservation, we will not be entitled to any benefits of the double tax treaty between Germany and the Netherlands, including the withholding tax restriction, as long as Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and the Netherlands, and, as a result, any dividends distributed by us during the period no such agreement has been reached between Germany and the Netherlands, may be subject to dividend withholding tax both in Germany and the Netherlands.

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

In the case of such a qualified ownership change, tax loss carryforwards expire in full. To the extent that the tax loss carryforwards do not exceed the built-in gains (stille Reserven) in the assets and liabilities taxable in Germany, they may be further utilized despite a qualified ownership change. In case of a qualified ownership change within a group, tax loss carryforwards will be preserved if certain conditions are satisfied. In case of a qualified ownership change, tax loss carryforwards will be preserved (in the form of a “fortfuhrungsgebundener Verlustvortrag”) if the business operations have not been changed and will not be changed within the meaning of Section 8d KStG.

According to an appeal filed by the fiscal court of Hamburg dated August 29, 2017, Section 8c, paragraph 1, sentence 1 KStG is not in line with the German Constitution. The appeal is still pending. It is unclear when the Federal Constitutional Court will decide this case.

As of December 31, 2022, there are NOLs for the German entities of CureVac for German corporate tax purposes of € 1,427.8 million: € 1,124.2 million for CureVac SE, € 243.3 million for CureVac Manufacturing GmbH, € 36.2 million for CureVac N.V., € 2.6 million for CureVac Corporate Service GmbH, and € 21.2 million for CureVac RNA Printer GmbH, and for German trade tax purposes of € 1,419.2 million: € 1,120.4 million for CureVac SE, € 239.2 million for CureVac Manufacturing GmbH, € 36.0 million for CureVac N.V., € 2.3 million for CureVac Corporate Service GmbH, and € 21.1 million for CureVac RNA Printer GmbH available.

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

In the event of an issuance of common shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the common shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. Our management board, subject to approval of our supervisory board, has been authorized, for a period of five years, to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.

Since our incorporation, we have had, on a continuous basis, our place of “effective management” in Germany. We will therefore qualify as a tax resident of Germany on the basis of German domestic law. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of the Netherlands on the basis of Dutch domestic law. However, based on our current management structure and the current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we should qualify solely as a tax resident of Germany for the purposes of the double tax treaty between Germany and the Netherlands due to the “effective management” tie-breaker included in Article 4(3) of the double tax treaty between Germany and the Netherlands and the current MLI tie-breaker reservation.

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

The applicable tax laws or interpretations thereof may change, including the MLI tie-breaker reservation. Furthermore, whether we have our place of effective management in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof, changes to applicable facts and circumstances (for example, a change of directors or the place where board meetings take place), or changes to applicable income tax treaties, including a change to the MLI tie-breaker reservation, may result in us becoming (also) a tax resident of the Netherlands or another jurisdiction. See “— If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.” As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline. In addition, as a consequence, dividends distributed by us, and interest or royalty payments made by us, if any, may become subject to withholding taxes in more than one jurisdiction. The double taxation of income and the double withholding tax on dividends, interest and/or royalties may be reduced or avoided entirely under the double tax treaty between Germany and the Netherlands or under a double tax treaty between the Netherlands and the respective other country.

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

As of the date of this Annual Report, there is no treaty in effect between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. It is noted that, on today’s date, the Hague Convention on Choice of Court Agreements of June 30, 2005 has entered into force for the Netherlands, but has not entered into force for the United States. The Hague Convention of 2 July 2019 on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters has not entered into force for either the Netherlands or the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to such judgment if (i) the jurisdiction of the U.S. court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such U.S. judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a U.S. court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. However, even if such a U.S. judgment is given binding effect, a claim based on that U.S. judgment may still be rejected if the foreign judgment is not or no longer formally enforceable. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering).

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

The ability for our shareholders to alter the members of our management board or supervisory board may be limited by the Dutch cooling-off period in face of shareholder activism or hostile take-over

Our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●	our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;
●	our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

●	other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no “stacking” of defensive measures).

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

This call option, if and when granted, shall be continuous in nature and can be exercised repeatedly on multiple occasions. If the protective foundation, if and when incorporated, would exercise such call option, if and when granted, a number of preferred shares up to 100% of our issued share capital held by others than the protective foundation, minus one share, will be issued to the protective foundation. These preferred shares would then be issued to the protective foundation under the obligation to pay 25% of their nominal value upon issuance. In order for the protective foundation to finance the issue price in relation to the preferred shares, the protective foundation may enter into a finance arrangement with a bank or other financial institution. As an alternative to securing this external financing, subject to applicable restrictions under Dutch law, the call option agreement, if and when entered into, will provide that the protective foundation may request us to provide, or cause our subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy the payment obligation (or part thereof) in cash and/or to charge an amount equal to the payment obligation (or part thereof) against our profits and/or reserves in satisfaction of such payment obligation. The articles of association of the protective foundation, if and when incorporated, will provide that it will promote and protect the interests of the company, the business connected with the company and the company’s stakeholders from time to time, and repress possible influences which could threaten the strategy, continuity, independence and/or identity of the company or the business connected with it, to such an extent that it could be considered to be damaging to the aforementioned interests. These influences may include a third-party acquiring a significant percentage of our common shares, the announcement of an unsolicited public offer for our common shares, shareholder activism, other concentration of control over our common shares or any other form of undue pressure on us to alter our strategic policies. The protective foundation, if and when incorporated, shall be structured to operate independently of us.

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

In addition, certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in the composition of our management board and supervisory board. These include:

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

In addition, Dutch law allows for staggered multiyear terms of our managing directors and supervisory directors, as a result of which only part of our managing directors and supervisory directors may be subject to appointment or reappointment in any one year.

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

We have identified a material weakness in our internal control related to ineffective configuration of segregation of duties in an IT system which, if not remediated appropriately or timely, could result in loss of investor confidence and adversely impact our stock price. If we are unable to remediate the material weakness, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Our management is responsible for establishing and maintaining internal control over financial reporting, disclosure controls, and compliance with the other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with international financial reporting standards. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We reported in our Annual Report 20-F for the year ended December 31, 2021, material weaknesses in internal control over financial reporting primarily related to (a) ineffective information technology general controls (ITGCs) in the area of user access over certain information technology (IT) systems and the reports generated from these systems used in the execution of controls that support the Company’s financial reporting processes and (b) business controls which were not adequately designed and operating effectively as a result of gaps in the identification of risks, precision of review controls and documentation to evidence control performance as of December 31, 2021.

During 2022, we implemented measures to remediate this material weakness, and even though progress was made to strengthen our control environment, management concluded that at December 31, 2022, there was a material weakness in internal control related to an IT system’s functionalities that were not configured to support segregation of duties in the recording of manual journal entries as well as in the authorization of purchase orders. As a result, management concluded that our internal control over financial reporting was not effective as of December 31, 2022. While we are working to remediate the weakness as quickly and efficiently as possible, we cannot at this time provide an estimate of the time frame we expect in connection with implementing our plan to remediate this material weakness. These remediation measures may be time consuming, costly and might place significant demands on our financial and operational resources. If we are unable to remediate the material weakness, or are otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, result in material misstatements in our financial statements that could require a restatement of financial statements, negatively affect investor confidence in our financial statements and adversely impact our stock price.

Notwithstanding the material weakness identified as of December 31, 2022, we have concluded that the financial statements and other financial information included in this Annual Report on Form 20-F, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented.

Our management has and continues to take measures to remediate these material weaknesses, as discussed in more detail under “Item 15. Controls and Procedures” of this Report and is committed to continue investing significant time and resources and taking actions to remediate the material weakness in segregation of duties as we work to further strengthen our internal control over financial reporting. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses, and result in material misstatements in our financial statements that could result in a restatement of financial statements.

Risks Related to ESG

Our ability to effectively monitor and respond to the rapid and ongoing developments and expectations relating to environmental, social and governance, or “ESG,” matters, including related social expectations and concerns, may impose unexpected costs or result in reputational or other harm that could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

There are rapid and ongoing developments and changing expectations relating to ESG matters and factors such as the impact of our operations on the environment, corporate governance, management of business ethics, human rights diligence in our supply chain, and human resource development, which may result in increased regulatory, social or other scrutiny on us. Regarding climate risks, we are expected to address climate risks due to our own contribution to climate change (inside-out perspective), risks due to physical effects of climate change as well as transition risks (outside-in perspective), and interactions between both perspectives (“dual materiality”). If we are unable to adequately recognize and respond to such developments and governmental, societal, investor and NGO expectations relating to such ESG matters, we may miss corporate opportunities, become subject to additional scrutiny, incur unexpected costs or experience damage to our reputation or our various brands. If any of these events were to occur, there may be a material adverse effect on our business, financial condition, cash flows and results of operations and the market value of our common shares may decline. We have observed that in addition to the importance of their financial performance, companies are increasingly being judged by their performance on ESG matters. A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. We may fail to comply with standards or best practices put forth by such organizations or by governmental or regulatory bodies. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

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

On April 7, 2020, CureVac B.V. was incorporated under the laws of the Netherlands and became the holding company of CureVac AG in connection with our initial public offering on August 14, 2020, as part of a corporate reorganization (the “Corporate Reorganization”), the legal form of CureVac B.V. was converted from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public company (naamloze vennootschap), and the articles of association of CureVac N.V. became effective. Following the Corporate Reorganization, CureVac N.V. became the holding company of CureVac AG. On September 26, 2022, CureVac AG entered into a plan of merger with CureVac Beteiligungsverwaltungs AG, with CureVac SE as the surviving entity and both CureVac AG and CureVac Beteiligungsverwaltungs AG as disappearing entities, and the historical consolidated financial statements of CureVac AG included in this Annual Report became part of the historical consolidated financial statements of CureVac N.V. Our legal and commercial name is CureVac N.V.

Our principal executive offices are located at Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany and our telephone number at this address is +49 7071 9883 0. Our additional offices are in Wiesbaden (Germany), Louvain La Neuve (Belgium), Amsterdam (Netherlands), Basel (Switzerland) and Boston (Massachusetts, United States).

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

Our capital expenditures for 2022, 2021 and 2020 amounted to €101.6 million, €135.4 million and €39.6 million, respectively These expenditures were primarily for equipment and intangibles used in our research and development activities, as well as for the development of a GMP production process on a large industrial scale (GMP IV).

As the result of our organic growth, our workforce has increased over the last three years from an approximate average workforce of 440 in fiscal 2019 to more than 1,000 in fiscal 2022.

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

In prophylactic vaccines, we are advancing our second-generation mRNA backbone against coronavirus (SARS-CoV-2) and a range of infectious diseases, including influenza in collaboration with GSK.

The improved second-generation mRNA backbone features targeted optimizations designed to improve intracellular mRNA stability and translation for increased and extended protein expression. These optimizations potentially allow for strong and early immune responses at low doses, which is intended to also support the development of multivalent vaccines to target rapidly spreading COVID-19 variants or different influenza strains as well as combination vaccines against different viral diseases.

COVID-19 Program (second-generation mRNA backbone)

The collaboration on COVID-19 vaccine candidates with GSK was initiated in April 2021, and aims to research, develop and manufacture mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants.

CV2CoV was introduced as the first representative of our joint COVID-19 vaccine program based on our second-generation backbone. The vaccine candidate is a non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the original SARS-CoV-2 virus, formulated within Lipid Nanoparticles, or LNPs. On June 30, 2021, we published preclinical data in Nature Communications demonstrating full protection by CV2CoV and our first-generation vaccine candidate CVnCoV, from lethal infection caused by SARS-CoV-2 ancestral strain BavPat1 or the Beta variant (B.1.351) in a transgenic mouse model. On August 4, 2022, we further published in the journal Vaccines data from a preclinical study in rats, showing that CV2CoV is able to induce high levels of antigen production in an in vitro setup as well as strong and dose-dependent immune responses in vivo. In a subsequent Nature publication issued on November 18, 2021, we further presented preclinical data investigating immune responses as well as the protective efficacy of CV2CoV in comparison to CVnCoV, against SARS-CoV-2 challenge in non-human primates. A direct comparison of CV2CoV with a licensed mRNA vaccine in non-human primates was able to show that neutralizing antibody levels measured following full vaccination of animals with either 12µg of CV2CoV or a 30µg standard dose of the licensed mRNA vaccine were highly comparable. On April 21, 2022, the preclinical data for CV2CoV and the second-generation mRNA backbone was extended by a study conducted in collaboration with the Friedrich-Loeffler-Institute, comparing immune responses and protective efficacy of monovalent and bivalent mRNA vaccines encoding Beta and/or Delta variants, primarily in a transgenic mouse model and a Wistar rat model. On March 30, 2022, we announced the start of a Phase 1 clinical trial with CV2CoV. The Phase 1 dose-escalation study is being conducted at clinical sites in the United States and evaluates the safety, reactogenicity and immunogenicity of a single booster dose of CV2CoV in the dose range of 2µg to 20µg.

Within the joint vaccine program with GSK, we also extended our technology platform to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. We announced the start of a Phase 1 clinical trial with a chemically modified COVID-19 mRNA vaccine candidate based on our second-generation backbone, CV0501, on August 18, 2022. CV0501 specifically targets the Omicron BA.1 variant. The study is being conducted at clinical sites in the United States, Australia, and the Philippines and evaluates the safety, reactogenicity and immunogenicity of a single booster dose of CV0501 in the dose range of 3µg to 200µg.

On January 6, 2023, we announced that the second-generation mRNA backbone using modified mRNA was selected as the preferred technology for further clinical development in the COVID-19 program. In January and April 2023, we also announced positive preliminary data from the CV0501 Phase 1 trial. The data are based on cohort sizes of up to 20 participants in the younger adults age group (age 18-64) and 10 participants in the older adults age group (age ≥65). Reported safety data cover the fully recruited dose groups of 3, 6, 12, 25, 50, 100 and 200µg in the younger adult age group and 12, 25, 50, 100 and 200µg in the older adult age group. CV0501 was shown to be generally well tolerated. Immunogenicity data in both age groups showed relevant titers of neutralizing antibodies beginning at the lowest tested dose. On day 29 at the 12µg dose level, CV0501 generated a ratio of post-boost to pre-boost serum neutralizing titers against the Omicron BA.1 variant of 8.1. in younger adults and 13.3 in older adults. The data read-out for both age groups are currently being finalized. A Phase 2 clinical study, expected to start later in 2023, will assess monovalent and/or bivalent vaccine candidates designed to target clinically relevant variants. A pivotal Phase 3 trial may be initiated in 2024, contingent on discussion with regulatory authorities.

Seasonal Flu Program (second-generation mRNA backbone)

Influenza was disclosed as the first indication from the initial collaboration we started with GSK in July 2020, which focuses on the development of new products for different targets in the field of infectious diseases.

The first non-COVID-19 vaccine candidate within the broader infectious disease program applying our second-generation backbone we tested in collaboration with GSK is the influenza candidate, CVSQIV, a differentiated multivalent vaccine candidate featuring multiple non-chemically modified mRNA constructs to induce immune responses against relevant targets of four different influenza strains. On February 10, 2022, we announced the start of a Phase 1 dose-escalation study in Panama evaluating the safety, reactogenicity and immunogenicity of CVSQIV in the dose range of 3µg to 28µg. Preliminary safety data reported on April 28, 2022, showed a benign reactogenicity profile across the tested dose groups.

In line with the mRNA development strategy to also test chemically modified mRNA and similar to the setup of the COVID-19 vaccine program, CureVac and GSK announced the start of a Phase 1 dose-escalation study with a chemically modified influenza vaccine candidate, Flu SV mRNA, on August 18, 2022. The candidate is a monovalent candidate. The Phase 1 dose-escalation study is being conducted in Canada, Spain and Belgium to evaluate the safety, reactogenicity and immunogenicity of FLU SV mRNA.

On January 6, 2023, the second-generation mRNA backbone using modified mRNA was selected as the preferred technology for further clinical development in the seasonal flu vaccine program. In the Phase 1 study of the monovalent Flu-SV-mRNA, expressing an H1N1 hemagglutinin antigen (subtype of influenza A), five doses ranging from 2 to 54μg with up to 25 subjects per dose cohort were evaluated in younger adults (age 18-45). In this age group, preliminary safety and reactogenicity data showed that the monovalent Flu-SV-mRNA candidate was generally well tolerated with no safety concerns observed to date across all tested dose levels. A single dose of Flu-SV-mRNA (dose level undisclosed) was assessed for safety and reactogenicity in older adults (age 60-80) and was also observed to be safe and well tolerated with no grade 3 adverse events in the 32 subjects who were administered the mRNA construct. Immunogenicity of the monovalent Flu-SV-mRNA was assessed in parallel with a licensed seasonal flu vaccine comparator in both age groups. In younger adults, adjusted geometric mean hemagglutinin inhibition antibody titers elicited by Flu-SV-mRNA increased up to approximately 3.3 times those elicited by the licensed flu vaccine comparator in younger adults. In older adults, adjusted geometric mean hemagglutinin inhibition antibody titers elicited by Flu-SV-mRNA were approximately 2.3 times those elicited by the licensed flu vaccine comparator. In the same age group, the percentage of subjects achieving seroconversion was 89.7% for Flu-SV-mRNA and 56.2% for the licensed flu vaccine comparator.

The vaccine candidate for future clinical development is expected to target all four strains recommended by the WHO for influenza vaccines. A Phase 1/2 study for multivalent vaccine candidates is expected to start in the second quarter of 2023.

mRNA-based medicines represent a novel class of medicine that have the potential to address limitations of conventional treatment modalities. We believe the modular nature of mRNA has the potential for higher efficacy, greater speed and lower cost of production as compared to conventional treatment modalities. mRNA delivery enables direct production of any protein (secreted, membrane and intracellular) in the body and has shown a wide range of activity. The flexible chemical structure of mRNA, utilizing only four nucleotide buildings blocks, allows us to encode for a broad range of proteins with simple sequence changes, offering design versatility, specificity and limited off-target effects. Transient expression of mRNA limits the risk of irreversible changes to the cells’ DNA and allows for flexible dosing based on a patient’s needs as well as the opportunity for repeat dosing. We are leveraging these inherent advantages of mRNA-based medicines in the development of our mRNA technology platform.

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

We consider our manufacturing process an important part of our strategy that allows us to match our flexible and versatile technology platform with equally flexible and versatile manufacturing setups. In house, we currently operate three GMP-certified suites, with the capacity to supply our clinical programs and support potential early commercialization activities. We are in the process of building a fourth GMP large-scale production facility at CureVac’s headquarters in Tübingen, which is being designed to cover all manufacturing steps from starting material to formulation, and which could potentially supply materials for hundreds of millions of doses of our vaccine product candidates to support our future commercial launches. In addition to our GMP manufacturing facilities, we are developing a novel downsized, integrated, and automated process for manufacturing of mRNA vaccines and therapeutics, which we refer to as The RNA Printer®. In March 2022, we established the CureVac RNA Printer GmbH as a whollyowned CureVac company to advance The RNA Printer®. The new entity is designed as a platform and services company, providing a dedicated operational environment to further develop and establish The RNA Printer® as a manufacturing end-to-end solution. With its modular design and decentralized concept, we believe The RNA Printer® could be used to facilitate broad access to mRNA technology and enable mRNA product developments (e.g., for rapid supply of new mRNA-based vaccines in pandemic situations as well as patient access to advanced and personalized mRNA-based therapies in oncology).

Our approach seeks to mitigate clinical and developmental risk across multiple levels to advance and expand our broad product portfolio. We have made advances in utilizing the potential of our technology platform through rational disease selection. We consider a number of factors in our disease selection process including unmet medical need, immune response, duration of expression, dosing requirements, delivery, and targeted tissue types, among other factors. Our programs target the underlying modes of action of the disease that play a critical role in the pathology of the disease. We are initially targeting diseases that require an active immune response (such as prophylactic vaccines and oncology) and require transient expression of mRNA in tissue types that are more easily accessible. We believe these initial indications are amenable to localized delivery using a lipid nanoparticle, or LNP, delivery system. Following the encouraging results from our current prophylactic vaccines program in clinical studies and based on our advanced understanding of mRNA biology and immune stimulation control, we have expanded our product portfolio to also target indications that require an immune silent approach (such as protein delivery), given the need for higher doses, repeated dosing and longer expression of the protein. These initial indications are using LNP delivery systems. Our access to a broad range of delivery systems allows us to target multiple tissue types.

COVID-19 candidate CVnCoV (first-generation mRNA backbone)

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

All clinical studies with first-generation candidate, CVnCoV, have completed the scheduled safety follow-up times for all trial participants as per the respective trial protocols. These include a Phase 1 study in Germany (initiated in June 2020), a Phase 2a study in Peru and Panama (initiated in September 2020), the Phase 2b/3 (HERALD) study in Europe and Latin America (initiated in December 2020), a Phase 3 study in healthcare workers in Germany (initiated in December 2020), and a Phase 3 study in participants with comorbidities in Belgium (initiated in April 2021).

Data analyses of the Phase 2b/3 (HERALD) study and Phase 3 study in healthcare workers in Germany have been finalized. Primary data of the Phase 2b/3 (HERALD) trial was published in The Lancet Infectious Diseases on November 23, 2021. Data of an interim analysis of the Phase 1 trial in Germany was published in Wiener klinische Wochenschrift on August 10, 2021. Safety and immunogenicity data of the Phase 2a clinical trial in Peru and Panama was published in Vaccine: X on July 1, 2022. Neutralizing antibody data against the ancestral strain and the beta variant after a third dose of CVnCoV in the same trial were published in Vaccines on March 25, 2022.

Previously announced studies to be initiated with CVnCoV, including a Phase 2 clinical trial, focusing on immunogenicity in older adults above the age of 65 years old compared to younger adults and a flu-co-administration study, planned to be initiated together with Bayer AG to assess compatibility with established seasonal vaccines in an older population, were cancelled.

To assess the benefit of booster vaccinations, CVnCoV was also included in the Cov-Boost trial sponsored by the University of Southampton, UK. The Cov-Boost trial started in June 2021 across 18 sites in the United Kingdom and dosed overall 2,878 participants with a third dose vaccine. Initial results from the Cov-Boost trial were published in The Lancet on December 2, 2021.

Our pivotal Phase 2b/3 trial for CVnCoV, which included approximately 40,000 participants, reported interim analysis outcomes on May 28, 2021, and on June 16, 2021. In the highly dynamic variant environment, the HERALD trial met the prespecified success criteria for efficacy against symptomatic COVID-19 of any severity and for efficacy against moderate-to-severe COVID-19, as defined in the protocol. Vaccine efficacy against COVID-19 of any severity was 48.2% in the overall primary efficacy analysis set of SARS-CoV-2 naive participants, and 52.5% in those aged 18–60 years. Vaccine efficacy against moderate-to-severe COVID-19 was 70.7% overall and 77.2% in participants aged 18–60 years. There were too few participants aged 61 years or older who developed COVID-19 to allow a meaningful estimate of efficacy in this age group. HERALD was conducted in an unprecedented evolving landscape with an increasing number of SARS-CoV-2 variants adding additional challenges to the assessment of COVID-19 vaccine candidates. About 50% of cases of COVID-19 in our trial were caused by variants of concern, 35% were caused by variants of interest, as classified by WHO in September 2021, and about 3% were caused by wild-type, with the remaining 11% caused by other variants.

Beyond the GSK COVID-19 and general infectious disease collaboration, our next advanced prophylactic vaccine program, CV7202, is being developed for prophylactic vaccination against rabies. CV7202 is an mRNA based on our first-generation backbone that encodes the rabies virus glycoprotein, RABV-G, formulated with Lipid Nanoparticles. Safety, reactogenicity, and immunogenicity of CV7202 was investigated in a Phase 1 clinical trial that has completed the scheduled follow-up time for all trial participants as per trial protocol. In January 2021, we published data from our Phase 1 trial of CV7202 in Vaccine. CV7202 induced adaptive immune response as shown by rabies-specific virus-neutralizing antibodies above the World Health Organization thresholds considered to be protective, after the second dose in all subjects, at the lowest 1μg and 2μg dose levels. We also showed that the lowest dose levels (1μg and 2μg mRNA) were generally well tolerated. We are currently assessing the path forward for advancing CV7202.

Oncology

In oncology, we plan to build a meaningful portfolio and create long-term value to accelerate growth beyond the recent progress in prophylactic vaccines. Developing new oncology candidates is characterized by similar medical challenges as in infectious diseases, including selection and accessibility of disease-relevant antigens, enhancing antigen-induced immune activation, and triggering immune responses led by a strong induction of tumor-killing T cells.

Taking advantage of recent technology platform advances, particularly our second-generation mRNA backbone in COVID-19 and flu, we are evaluating targeted expansions of our unique mRNA approaches for the development of cancer vaccines. This targeted expansion is based on three strategic pillars:

1.	Validation and optimization of our broad mRNA technology approach for T cell mediated tumor control
2.	Build-up of a pipeline of cancer vaccine candidates targeting antigens predicted to be immunogenic and presented on tumors in cancer patients
3.	Addition of complementary platform technologies for validation and optimization of vaccine design focusing on T cell activation

A key component to deliver on this strategy is the build-up of a powerful antigen discovery engine. To gain access to state-of-the-art antigen discovery technologies we announced a partnership with Belgium-based company myNEO on May 25, 2022, and the acquisition of Netherland-based Frame Cancer Therapeutics on June 8, 2022.

Together with immunotherapy company myNEO, we aim to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. myNEO utilizes a broad range of underlying genomic alterations to identify constantly emerging, novel classes of antigens of defined tumor types. Incorporating new ranking methodologies based on tumor cell antigen processing and presentation is expected to allow for selection of antigens with the highest confidence of success for potential clinical testing.

With the acquisition of Frame Cancer Therapeutics, a private company focused on advanced genomics and bioinformatics, to identify both shared and unique neoantigens across different cancer types, we complement existing in-house expertise to identify and validate promising antigens for mRNA cancer vaccine candidates. The former Frame Cancer Therapeutics site was inaugurated as CureVac Netherlands and will further develop the proprietary technology platform, which has the potential to identify a broad panel of neoantigens and tumor-associated antigens that go beyond conventional approaches and could strongly increase the likelihood of developing highly effective cancer vaccines that activate the human immune system against cancer.

The field of immuno-therapy has advanced with the progression of available technologies to extract data from patient samples, such as next-generation sequencing. Conventional approaches have so far focused on the exome, the protein-coding part of the genome, which represents only about 1.5% of the total genetic information. More recently, breakthrough developments in sequencing capacity have enabled the extraction of vastly larger amounts of data that allows us to utilize the remaining 98.5% of genetic information. The technologies brought in house with the acquisition of Frame Cancer Therapeutics are based on whole-genome-sequencing for every patient sample and combine it with short as well as long-range RNA sequencing to map the full inventory of genomic changes. More specifically, downstream of the sequencing, a software package integrates all the data to retrieve the exact changes in the DNA of the tumor cells compared to healthy cells. Correlation of this data with changes in the RNA transcription of the tumor results in entirely new and potentially antigenic tumor antigens that we plan to test as targets for a portfolio of new cancer vaccine candidates. These new antigens are not only entirely foreign to the body but are also uniquely expressed in the tumor and not in healthy tissue. In their foreignness, these constructs are expected to raise stronger immune responses than antigens derived from exome-based conventional approaches.

The highly synergistic antigen discovery technologies of Frame Cancer Therapeutics and myNEO are expected to significantly accelerate CureVac’s oncology strategy to build a meaningful portfolio of new cancer vaccine candidates. Within this strategy, we follow two approaches. The first approach assesses tumor antigens shared by different cancer patients for the development of off-the-shelf cancer vaccines. The second approach is tailored to the individual tumor setup of a patient for personalized therapy. We plan to advance new antigens for both approaches based on our second-generation mRNA backbone. To assess the safety and immunogenicity of our second-generation backbone in an oncology setting, we expect to initiate a proof-of-principle study in the second quarter of 2023, assessing an mRNA construct encoding eight epitopes from tumor associated antigens in patients with surgically resected Glioblastoma Multiforme.

In our oncology strategy, we are committed to drive innovation by also leveraging The RNA Printer®, CureVac’s automated end-to-end manufacturing solution for GMP-grade mRNA vaccines and therapeutics. The highly standardized system is expected to allow for rapid and highly flexible availability of mRNA to screen new targets and transition promising mRNA product candidates more efficiently into the clinic. Designed for small-scale quantities, the automated GMP-grade output of The RNA Printer® is designed to open avenues for personalized mRNA-based cancer therapies. The system is currently undergoing regulatory approval processes to obtain its first manufacturing licenses.

Our clinical oncology candidate, CV8102, is a complex of single-stranded non-coding RNA, which has been optimized to maximize activation of cellular receptors that normally detect viral pathogens entering the cells (such as toll-like receptor 7, or TLR7, toll-like receptor 8, or TLR8, and retinoic acid inducible gene I, or RIG-I pathways), mimicking a viral infection of the tumor. Clinical data support the hypothesis that CV8102 is able to recruit and activate antigen-presenting cells at the site of injection to present tumor antigens released from tumor cells to T cells in the draining lymph node. This potentially leads to activation of tumor-specific T cells, which can kill tumor cells at the injected site, but also at distant non-injected tumor lesions or metastases. CV8102 is currently being evaluated in a Phase 1 clinical trial as a single agent and in combination with anti-PD 1 antibodies. The trial consists of two parts. The first dose-escalating part assesses CV8102 in 58 patients with solid tumors, namely cutaneous melanoma, adenoidcystic carcinoma, squamous cell carcinoma of skin, and squamous cell carcinoma of head and neck, or HNSCC. As of June 21, 2021, in the single-agent cohort, we observed one patient with a complete response and two patients with a partial response according to RECIST 1.1. In addition, twelve patients experienced a best response of stable disease. In the PD 1 combination cohort, one PD 1 refractory melanoma patient experienced a partial response according to RECIST 1.1. In addition, three patients experienced a best response of stable disease. On November 10, 2021, we added an extensive analysis of immune cell activation. The data showed efficient stimulation of the immune system characterized by the induction of interferon alpha and interferon gamma. Serial tumor biopsies from individual patients demonstrated increased infiltration of T cells in the micro-environment of injected as well as non-injected tumors.

In February 2021, we initiated an expansion of our Phase 1 study to confirm the safety, tolerability and efficacy of CV8102 at a 600μg dose in 40 patients with advanced melanoma. On November 11, 2022, we presented preliminary data from the expansion study. As of August 30, 2022, preliminary efficacy was observed in the cohort of 30 patients treated in combination with anti-PD-1 antibodies, 40% of whom were pretreated with anti-CTLA-4 antibodies. In this anti-PD-1 combination cohort, five out of 30 patients (17%) experienced a partial response according to RECIST 1.1. Responses appeared durable for up to one year from the start of treatment. No objective responses were observed in the 10 patients of the single-agent cohort, 50% of whom were pretreated with anti-CTLA-4 antibodies. Analysis of immune cell activation confirmed that CV8102 single agent or combination treatment, after the first dose, activated systemic pathways of immune response. Preliminary analysis of the tumor microenvironment in a subgroup of patients showed the positive outcome of increased infiltration of T cells, following intra-tumoral injection in 4 out of 8 (single agent cohort) and 10 out of 18 (anti- PD1 combination cohort) analyzed paired biopsy samples.

Final study results are expected to be submitted for publication in a peer reviewed journal in the first half of 2023. A scientific paper assessing the mode of action and efficacy of CV8102 for local immunotherapy in preclinical models was published on November 2, 2022, in Cancer Immunology, Immunotherapy.

In the context of our strategic focus on antigen discovery and hence the development of mRNA-based cancer vaccine candidates that target tumor-specific antigens, the clinically validated immuno-modulatory characteristics of CV8102 represent a potentially complementary technology. We would therefore only consider a potential further clinical development of CV8102 based on an integration into our cancer vaccine developments, for example, as a potential immuno-modulatory adjunct to a defined mRNA cancer vaccine candidate.

Molecular Therapies

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

We further expect to publish data from our collaboration with the Schepens Eye Research Institute.

Our development efforts for molecular therapy are based on delivering optimized mRNAs to trigger production of antibodies or therapeutic proteins. Using our technology, we can instruct human cells to produce or secrete specific proteins in the nucleus, cytoplasm, cellular organelles, cell membrane. Based on this “healthy” information delivered by mRNA, our cells can produce proteins, which are required to treat the disease caused by missing or inactive proteins. Molecular therapy spans broad therapeutic areas and has the potential to be used as a treatment against infectious diseases in passive immunization (protection against an infectious disease with the encoding of the adequate protective antibody) and toxins (protection against a toxin with the encoding of the adequate protective antibody) and to be applied in many disease indications including cancer (mRNA encoded cancer antibodies), cardiovascular diseases, and autoimmune diseases. Our mRNA optimization process, which is a core pillar of our RNAoptimizer platform, is designed to increase protein expression with the aim to reach therapeutic levels. In preclinical studies in non-human primates, we have demonstrated that antibodies encoded by mRNA can be produced in hepatocytes very rapidly and can reach therapeutic levels in the blood stream. We are currently advancing undisclosed programs in preclinical studies across eye disorders as well as delivering therapeutic antibodies.

To date, our revenues have consisted of upfront licensing payments, product sales and compensation for research and development services, all of which relate to our license and collaboration agreements. For the years ended December 31, 2020, 2021 and 2022, €48.9 million, €103.0 million and €67.4 million, respectively, or 100%, of our total revenue, in each respective year, was derived from our license and collaboration agreements.

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of our license and collaboration partner:

	2020	2021	2022
North America	71.3%	—%	—%
Europe	28.7%	100.0%	100.0%
Rest of the World	—%	—%	—%

We have built an intellectual property portfolio in the United States, Europe and other major geographies. As of April 3, 2023, we own approximately 803 issued patents worldwide, including 102 issued U.S. patents, 50 issued European patents (which have been validated in various European countries resulting in a total of approximately 518 national patents in European countries), and 183 issued patents in other foreign countries, 122 pending U.S. patent applications, 85 pending European patent applications, 262 pending patent applications in other foreign countries and 17 pending PCT patent applications. Our patent portfolio includes claims relating to our RNA technology platform, our CVCM delivery system, our proprietary LNP technology and our CV8102, CV7202, CVSQIV, and our SARS-CoV-2 product candidates.

We are led by a team of veterans with extensive experience in the biopharmaceutical industry, including experience in nucleic acid therapy, oncology, rare and infectious diseases and antibodies. Our management team as well as our supervisory board members have broad expertise in the clinical, regulatory and commercialization aspects of oncology, prophylactic vaccines and protein therapy as well as in drug development, process development and manufacturing for mRNA therapies. As of December 31, 2022, we had 1,049 employees, including 242 employees with advanced scientific degrees. Since our founding in 2000, we have raised €1.71 billion in gross proceeds from equity financings.

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

Our lead programs include:

●	Our second-generation construct CV0501 against SARS-CoV-2 is a monovalent construct applying modified mRNA developed in collaboration with GSK. We initiated a Phase 1 study in August 2022, which provided positive preliminary results in January 2023.
●	Our second-generation vaccine candidate Flu SV mRNA against influenza is a monovalent construct applying modified mRNA developed in collaboration with GSK. We initiated a Phase 1 study in August 2022, which provided positive preliminary results in January 2023.
●	In oncology we focus on building a meaningful portfolio of novel cancer vaccine candidates based on the differentiated antigen discovery technologies we acquired with Frame Cancer Therapeutics and our partnership with myNEO. Within this portfolio, we follow two approaches. The first approach assesses tumor antigens shared by different cancer patients for the development of off-the-shelf cancer vaccines. The second approach is tailored to the individual tumor setup of a patient for personalized therapy. A proof-of-principle study, assessing an mRNA construct encoding multiple epitopes from eight tumor associated antigens in patients with surgically resected Glioblastoma Multiforme is planned to start in the second quarter of 2023.

Our key partnered programs include:

●	We have partnered with GSK for the development of COVID-19 vaccine candidates based on our second-generation mRNA backbone, including CV0501 and CV2CoV, and vaccine candidates based on our second-generation mRNA backbone against other infectious diseases, including Flu SV mRNA and CVSQIV against influenza.
●	We have partnered with the immunotherapy company myNEO to identify specific antigens on the surface of tumors for the development of novel mRNA-based cancer vaccine candidates. The partnership leverages myNEO’s biological datasets and integrated machine learning and bioinformatics platform to identify and validate specific tumor antigens predicted to elicit a strong immune response.
●	We have partnered with CRISPR Therapeutics for the development of novel Cas9 mRNA constructs for use in gene editing therapeutics, with improved properties such as increased potency, decreased duration of expression and reduced potential for immunogenicity. CRISPR Therapeutics has an exclusive license to the improved constructs in three of their in vivo gene editing programs.
●	We have a broad strategic partnership with Genmab to leverage our mRNA technology platform to develop up to four mRNA-based novel therapeutic antibodies. This represents the first publicly announced strategic partnership focused on differentiated mRNA-based antibodies.
●	We have received grants from the Bill & Melinda Gates Foundation to develop prophylactic vaccines designed to prevent picornaviruses, influenza, malaria and rotavirus.
●	We also have several academic collaborations, including with SERI for target discovery research in mRNA-based eye therapy.

*

For further details on our collaboration agreements, see “Business — Collaborations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Collaborations and Related License Agreements.”

**	Unidentified indication.
***	Cutaneous melanoma, adenoid cystic carcinoma, squamous cell carcinoma, squamous cell carcinoma of head and neck.

Our Strengths.

We are developing a broad portfolio of product candidates currently in preclinical or clinical development stages that we believe position us at the forefront of targeted immune active and immune silent mRNA medicines. Our key strengths include:

●	We have a differentiated mRNA technology platform that has the potential to address a wide range of diseases. As the pioneers in the field of mRNA-based medicines, we have a deep understanding of mRNA biology, its interaction with the cellular translation machinery as well as the immune system. We have built our differentiated RNA optimizer platform to incorporate these insights over the past 22 years. We optimize mRNA to preserve critical protein-RNA interactions. Given the potential advantages of the mRNA-based medicines over existing treatment modalities, such as potential for broad application, wide range of activity, flexibility, design versatility, transient expression and a single manufacturing process, we believe that we have the potential to address a broad range of diseases across multiple therapeutic areas. Our technology platform has been validated in clinical and preclinical studies in selected disease indications.
●	We have an optimized second-generation mRNA backbone, which catalyzes the expansion of our clinical development pipeline in prophylactic vaccines as well as oncology. Our proprietary second-generation mRNA backbone targets improved intracellular mRNA translation for increased and extended protein expression, resulting in earlier and stronger immune responses compared to our first-generation mRNA backbone applied for our initial COVID-19 candidate, CVnCoV. The second-generation mRNA backbone broadly spans unmodified and modified mRNA, as well as monovalent and multivalent vaccine formats to diversify and advance our product development pipeline. We aim to be at the forefront of delivering second-generation mRNA-based vaccines against a range of relevant infectious diseases and are executing on a broad mRNA vaccine program in collaboration with GSK. Second-generation backbone-based vaccines are expected to allow for flexible protection against one or more emerging COVID-19 variants and to enable new mRNA vaccines against other infectious diseases, such as influenza, as well as potential combination vaccines against different viruses. Based on the recent clinical validation of the second-generation mRNA backbone in COVID-19 and flu we are also broadening our foundation in oncology and preparing to build a meaningful portfolio of cancer vaccine candidates based on the second-generation mRNA backbone in combination with promising new tumor antigens predicted to elicit strong immune responses.
●	We have a broad portfolio of mRNA-based medicines in preclinical and clinical development stages being designed for efficacy, safety and protein expression at relatively low doses. The potential of our technology optimized for immune activation in prophylactic vaccines and oncology has been observed in multiple clinical studies. We are developing our product candidates and have conducted preclinical studies and initiated Phase 1 trials of vaccine candidates based on our second-generation mRNA backbone for COVID-19 and influenza. In 2023, clinical development is planned to be continued in both indication with an upcoming Phase 2 in COVID-19 and combined Phase 1/2 study in flu. In oncology, we plan to build a meaningful portfolio of novel cancer vaccines based on our second-generation mRNA backbone to create long-term value and accelerate growth beyond the recent progress in prophylactic vaccines. A key component to deliver on this strategy is the buildup of a powerful antigen discovery engine. In the immune silent area molecular therapy, our approaches optimized for protein therapies have been evaluated in multiple preclinical disease models.

●	We have a strong prophylactic vaccines clinical development pipeline driven by the technological advantages of our versatile second-generation mRNA backbone. Our development focus in the immune activation area is on our second-generation mRNA backbone COVID-19 and flu vaccine candidates jointly developed with GSK. Together with GSK, we extended our technology platform to chemically modified mRNA constructs. We announced the start of a Phase 1 clinical trial with a chemically modified COVID-19 mRNA vaccine candidate based on our second-generation backbone, CV0501, on August 18, 2022. CV0501 specifically targets the Omicron BA.1 variant. The study is being conducted at clinical sites in the United States, Australia, and the Philippines and evaluates the safety, reactogenicity and immunogenicity of a single booster dose of CV0501 in the dose range of 3 to 200µg. In January and April, we announced positive preliminary data from the CV0501 Phase 1 trial. The data are based on cohort sizes of up to 20 participants in the younger adults age group (age 18-64) and 10 participants in the older adults age group (age ≥65). Reported safety data cover the fully recruited dose groups of 3, 6, 12, 25, 50, 100 and 200µg in the younger adult age group and 12, 25, 50, 100 and 200µg in the older adult age group. CV0501 was shown to be generally well tolerated. Immunogenicity data in both age groups showed relevant titers of neutralizing antibodies beginning at the lowest tested dose. On day 29 at the 12µg dose level, CV0501 generated a ratio of post-boost to pre-boost serum neutralizing titers against the Omicron BA.1 variant of 8.1. in younger adults and 13.3 in older adults. The data read-out for both age groups are currently being finalized. A Phase 2 clinical study, expected to start later in 2023, will assess monovalent and/or bivalent vaccine candidates designed to target clinically relevant variants. A pivotal Phase 3 trial may be initiated in 2024, contingent on discussion with regulatory authorities. CureVac and GSK also announced the start of a Phase 1 dose-escalation study with a chemically modified influenza vaccine candidate, Flu SV mRNA, on August 18, 2022. The candidate is a monovalent candidate. The Phase 1 dose-escalation study is being conducted in Canada, Spain and Belgium to evaluate the safety, reactogenicity and immunogenicity of FLU SV mRNA. In the Phase 1 study of Flu-SV-mRNA, expressing an H1N1 hemagglutinin antigen (subtype of influenza A), five doses ranging from 2 to 54μg with up to 25 subjects per dose cohort were evaluated in younger adults (age 18-45). In this age group, preliminary safety and reactogenicity data showed that the monovalent Flu-SV-mRNA candidate was generally well tolerated with no safety concerns observed to date across all tested dose levels. A single dose of Flu-SV-mRNA (dose level undisclosed) was assessed for safety and reactogenicity in older adults (age 60-80) and was also observed to be safe and well tolerated with no grade 3 adverse events in the 32 subjects who were administered the mRNA construct. Immunogenicity of the monovalent Flu-SV-mRNA was assessed in parallel with a licensed seasonal flu vaccine comparator in both age groups. In younger adults, adjusted geometric mean hemagglutinin inhibition antibody titers elicited by Flu-SV-mRNA increased up to approximately 3.3 times those elicited by the licensed flu vaccine comparator in younger adults. In older adults, adjusted geometric mean hemagglutinin inhibition antibody titers elicited by Flu-SV-mRNA were approximately 2.3 times those elicited by the licensed flu vaccine comparator. In the same age group, the percentage of subjects achieving seroconversion was 89.7% for Flu-SV-mRNA and 56.2% for the licensed flu vaccine comparator. The vaccine candidate for future clinical development is expected to target all four strains recommended by the WHO for influenza vaccines. A Phase 1/2 study for multivalent vaccine candidates is expected to start in the second quarter of 2023.
●	We have the ability to target different tissue types based on our delivery systems. We have access to a number of mRNA delivery systems, including third-party and our proprietary systems, which allow us to target distinct tissues in an optimal way. Our initial clinical programs are based on localized delivery or using the LNP delivery system. Our prophylactic vaccine programs rely on LNP-based delivery systems administered intramuscularly and provide access to the immune cells. Moreover, LNP-based systems deliver mRNA efficiently to the hepatocytes in the liver, if administered intravenously. Protein expressed in the liver may either restore a specific function in the liver itself or produce secreted proteins for release into circulation. We rely on third-party state-of-the-art LNP delivery systems for our current clinical programs, but we are also developing our own proprietary LNP delivery system. In our proprietary LNP programs, we demonstrated that changes to the ratio and/or composition of the LNP constituents can be applied to fine tune LNP physico-chemical properties and steer immune responses as well as overall biological activity.

●	We have invested in building our in-house manufacturing infrastructure, capabilities and expertise to rapidly, efficiently and cost-effectively produce mRNA-based medicines at commercial-scale. We have continued to invest in our manufacturing platform since 2000 and have manufactured thousands of mRNA. We consider our manufacturing process an important part of our strategy that allows us to continuously improve our technology platform and maintain flexibility in clinical development. We are currently producing clinical trial material for our upcoming Phase 2 in COVID-19 and Phase 1/2 in flu using CureVac’s proprietary mRNA platform. Our manufacturing setup allows us to drive innovation and to maintain flexibility as well as to pivot quickly in clinical development and potential commercialization. In house, we currently operate three GMP-certified suites, with the capacity to supply our clinical programs and support potential early commercialization activities. We are in the process of building a fourth GMP large-scale production facility at CureVac’s headquarters in Tübingen, which is being designed to cover all manufacturing steps from starting material to formulation, and which could potentially supply hundreds of millions of doses of our vaccine product candidates to support our future commercial launches. All our mRNA-based active ingredients for various fields of application originate from a common technology platform and are based on standardized source materials, which enables us to produce mRNA-based medicines using a platform process concept.
●	We have entered into strategic partnerships with leading biopharmaceutical companies and research and nonprofit institutions to expand the applications of our technology platform. We have a history of partnering with leading biopharmaceutical companies such as GSK, myNEO, CRISPR Therapeutics, Genmab, and Bayer. We also have received research grants from the Bill & Melinda Gates Foundation and CEPI for the development of several prophylactic vaccines. Our academic collaborations are focused on identifying and evaluating novel targets in selected therapeutics areas. These partnerships and collaborations allow us to expand the application of our platform and bring in external expertise and capabilities.
●	We have built an intellectual property portfolio in a variety of markets for our platform and product candidates. As pioneers in the field of mRNA therapies, we have built an intellectual property portfolio in the United States and other major geographies, which is one of the broadest and most diverse intellectual property portfolios in the field. As of April 3, 2023, we own approximately 801 issued patents worldwide, including 102 issued U.S. patents, 50 issued European patents (which have been validated in various European countries resulting in a total of approximately 516 national patents in European countries), and 183 issued patents in other foreign countries, 122 pending U.S. patent applications, 85 pending European patent applications and 262 pending patent applications in other foreign countries and 17 pending PCT patent applications. These patents include claims relating to our mRNA technology platform, our CVCM delivery system, our proprietary LNP technology, CV8102, CV7202, CV2CoV and other product candidates. We believe our patent applications and other patents are the most cited among mRNA companies’ intellectual property.
●	We have a long history of mRNA research and development and are led by an experienced management team. We are led by veterans of the biopharmaceutical industry with extensive experience in nucleic acid therapy, oncology, rare and infectious diseases and antibodies. Our management team as well as our supervisory board members have broad expertise in the clinical, regulatory and commercialization aspects of oncology, prophylactic vaccines and rare diseases as well as in drug development, process development and manufacturing for mRNA-based medicines. Members of our management team have held senior positions at Novartis, Bristol-Myers Squibb, Ipsen, Sanofi, GSK, Merck KGaA, Schering Plough, AstraZeneca, Genmab, LION Bioscience, Pixium Vision, Sirona Dental Systems, Sygnis Pharma AG and other companies. As of December 31, 2022, our broader team included 242 individuals with advanced scientific degrees working on advancing our mRNA platform.

Our Strategy

Our goal is to build a leading, fully integrated mRNA-based medicines company that can transform the lives of people. The key components of our strategy include:

●Continue to invest in our proprietary technology platform to be the leading mRNA platform company. We intend to invest in our proprietary technology platform to broaden its potential across therapeutic areas, in addition to broadening our pipeline in existing therapeutic areas. We believe our continued investment will enable us to further optimize the three core pillars of our technology platform — protein design, mRNA optimization and mRNA delivery — and to further enhance our treatment approaches by offering higher selectivity, greater protein expression, potential combination therapies and reduced or flexible dosing. We are continuing to build on our deep expertise in mRNA-based medicines based on what we have learned from our current programs to apply to our future programs.
●	Utilize a rational disease selection approach to minimize clinical and commercial risk for our programs and broader platform. Our strategy is to maximize the potential of our technology platform through our rational disease selection approach to clinical development. We are initially targeting diseases that require an active immune response (such as prophylactic vaccines and oncology) and require transient expression of mRNA in tissue types that are more easily accessible. We are also developing a product portfolio targeting diseases that require an immune silent approach (such as molecular therapy).
●	Rapidly advance our lead product candidates through clinical development and regulatory approval. Our product candidates are currently in preclinical or clinical development stages. In January 2023, we announced that the second-generation mRNA backbone using modified mRNA was selected as the preferred technology for further clinical development in the COVID-19 and flu programs jointly developed with GSK. In COVID-19, we are conducting a Phase 1 study with our monovalent second-generation mRNA backbone COVID-19 vaccine candidate, CV0501, initiated in August 2022. A Phase 2 clinical study, expected to start later in 2023, will assess monovalent and/or bivalent vaccine candidates designed to target clinically relevant COVID-19 variants. A pivotal Phase 3 trial may be initiated in 2024, contingent on discussion with regulatory authorities. Within the broader second-generation infectious disease program we are developing in collaboration with GSK, we are conducting a Phase 1 study with our monovalent second-generation mRNA backbone influenza candidate, Flu SV mRNA, initiated in August 2023. The vaccine candidate for future clinical development is expected to target all four strains recommended by the WHO for influenza vaccines. A Phase 1/2 study for multivalent vaccine candidates is expected to start in the second quarter of 2023.

We believe that by initially targeting diseases with high unmet medical need, we will be able to rapidly advance our programs through clinical development. We intend to pursue the appropriate regulatory pathways available to further accelerate our development efforts.

●	Continue to invest in our manufacturing capabilities across all manufacturing steps from starting material to formulation to further add scale and flexibility for potential commercialization. We believe that our manufacturing capabilities are a key strategic advantage that offer us flexibility, scalability, versatility and reliability in discovery and development. We are currently building our commercial-scale GMP IV facility, which is being designed to cover all manufacturing steps from starting material to formulation and would allow us to further scale up, reduce manufacturing time and reduce production costs. In addition, we are developing a new integrated and automated process for manufacturing of mRNA vaccines and therapeutics, The RNA Printer®. In March 2022, we established the CureVac RNA Printer GmbH as a fullyowned CureVac company to advance The RNA Printer®. The new entity is designed as a platform and services company, providing a dedicated operational environment to further develop and establish The RNA Printer® as a manufacturing end-to-end solution. With its modular design and decentralized concept, we believe The RNA Printer® could be used to facilitate broad access to mRNA technology and enable mRNA product developments (e.g., for rapid supply of new mRNA-based vaccines in pandemic situations as well as patient access to advanced and personalized mRNA-based therapies in oncology).

●	Selectively seek strategic partners to develop and commercialize product candidates in certain therapeutic areas and geographies. We plan to continue to seek additional partnerships with other leading biopharmaceutical companies with specialized capabilities, including development and commercialization expertise in selected therapeutic areas and geographies. We may pursue partnerships that allow us to expedite the discovery and development of product candidates, complement our internal development expertise, broaden the breadth of our technology platform, and provide us with non-dilutive financing, while allowing us to retain economic rights to our product candidates that we view as strategically important. Our approach of partnering with a number of biopharmaceutical companies allows us to execute on a broad range of programs simultaneously, while mitigating our drug development risk.
●	Seek strategic acquisitions or in-licenses of technology or assets that are complementary to our programs and technology platform. mRNA-based medicines is an emerging field with ongoing advancements and discoveries. As the pioneers in the field, we have made significant strides in advancing and optimizing our technology platform over the past 22 years. We may seek acquisitions and in-licensing opportunities that can augment our internal expertise, expand our competitive differentiation and further enhance our mRNA technology platform. In June 2022, we announced the acquisition of Frame Cancer Therapeutics, a private company focused on advanced genomics and bioinformatics, to identify both shared and unique neoantigens across different cancer types. The acquisition complements existing in-house expertise to identify and validate promising antigens for mRNA cancer vaccine candidates. The acquired technologies will support the development of a strong antigen discovery engine, which has the potential to identify a broad panel of neoantigens and tumor-associated antigens that go beyond conventional approaches and could strongly increase the likelihood of developing highly effective cancer vaccines that activate the human immune system against cancer.
●	Strengthen and expand our intellectual property portfolio to protect our scientific and technical know-how. We intend to continue to strengthen and expand our intellectual property to protect our advances in scientific and technical know-how. Our intellectual property strategy is focused on covering advancements in our technology platform, manufacturing processes, and product candidates. In addition to patent protection, we also rely on trade secrets and confidentiality agreements to protect other proprietary information that is not patentable or that we elect not to patent.

Overview of mRNA Therapeutics

The Role of mRNA

mRNA is a molecule instructing the translation of genetic information encoded in DNA by cells into proteins, which carry out essential cellular functions. As depicted in the figure below, genetic information stored in DNA is transferred to mRNA in a process called transcription in the cell nucleus. In transcription, double-stranded DNA is temporarily unwound and copied into single-stranded mRNA by the enzyme RNA polymerase. mRNA is then transported to the cytoplasm where it instructs synthesis of proteins through a process called translation. In translation, cellular structures called ribosomes decode mRNA bases in groups of three (called codons) as amino acids. Each codon specifies a particular amino acid, and amino acids are the building blocks of protein molecules which perform distinct functions within the body.

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

Key potential advantages of mRNA therapies that could position it as a novel treatment modality include:

●	Broad application: mRNA has the ability to produce all types of proteins, including secreted, membrane and intracellular proteins. This enables broad applicability across a variety of diseases.
●	Natural biology: mRNAs mimic human biology to produce proteins in the body in contrast to recombinant proteins that are manufactured using processes that are foreign to the body.

●	Wide range of activity: mRNAs can be used to create therapies that can be applied as an agonist, an antagonist or for vaccines.
●	Flexibility: A large number of alternative mRNA candidates can be generated in a short time and tested to optimize both the mRNA and protein format.
●	Design versatility: Therapeutic protein expressed from mRNA in situ can be designed for efficacy without being limited by the constraints which recombinant proteins are subject to.
●	Specificity: mRNA-based medicines encode proteins which offer much higher specificity of interactions compared to small molecule drugs, which limits any potential off-target effects.
●	Repeat dosing: mRNA-based medicines can be dosed repeatedly given their low immunogenicity.
●	Transient expression: Short-lived expression of mRNA limits the risk of unforeseen adverse effects of lasting protein expression (as seen in gene therapy and gene editing) and allows for modified dosing schedules adjusted based on a patient’s needs.
●	Manufacturing: mRNA production process is largely independent of the encoded protein as changes to the mRNA sequence do not affect its chemical and physical properties, allowing for higher efficiency, greater speed and lower cost of production.

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

Our Technology Platform

The therapeutic potential of mRNAs was discovered by our co-founders in 2000. As the pioneers in the field of mRNA, we have built extensive expertise in mRNA biology, optimization and production. We have developed our technology platform, called RNAoptimizer, through continued investments over the past 22 years. We believe that we have created the broadest and most versatile platform to develop optimized mRNA-based medicines that has potential to offer differentiated profile in terms of safety, stability and expression.

Our optimization approach covers three pillars: protein design, mRNA optimization and mRNA delivery. Our approach is based on the extensive data libraries we have generated to date. To improve protein expression from in vitro produced mRNA, we isolated high numbers of human natural mRNAs from different cells and identified elements which stabilize mRNA and improve their interaction with the cellular translation machinery. In 2022, we extended our technology platform to chemically modified mRNA constructs. We continue to invest in all levels of optimization to improve the methods we currently employ and continue advancing mRNA-based medicines.

We have a long track record of performing clinical trials with multiple product candidates since 2008. The data generated in these clinical trials has allowed us to better understand the biology of mRNA and to further accelerate development in new therapeutic areas and approaches. We were the first company to demonstrate that mRNA vaccines can induce protective antibody titers in naïve human subjects with a previous version of our current rabies vaccine product candidate.

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

Second Pillar: mRNA Optimization

Overview of mRNA Biology

mRNA is a linear polymer comprising four monomers called nucleotides: adenosine (A), guanosine (G), cytidine (C), and uridine (U). The sequence at any mRNA’s center instructing the synthesis of the protein encoded by it is the open reading frame (ORF, also known as coding sequence). The ORF is a continuous stretch of groups of three nucleotides (called codons) that is decoded and translated into protein by the ribosome. The process of translation begins at the first codon of the ORF, always an AUG (the start codon). The start codon signals to the ribosome where to start protein synthesis. The ribosome then progresses along the ORF one codon at a time, adding the amino acid to the protein chain fitting to the codon. A stop codon at the end of the ORF (UAA, UAG, or UGA) signals to the ribosome to terminate protein synthesis. In every cell, hundreds of thousands of mRNAs are translated into hundreds of millions of proteins every day. A typical protein contains 200-600 amino acids; therefore, a typical mRNA coding region ranges from 600-1,800 nucleotides.

In addition to the coding sequence, mRNAs contain the following elements:

●	Untranslated regions, or UTRs — UTRs are sequences that are not translated into protein. The 5’ UTR precedes the start codon, the 3’ UTR follows the stop codon. These regions play important roles in gene expression, including mRNA stability, mRNA localization and translational efficiency via protein-RNA interactions. Some of the elements in the UTRs form characteristic secondary structures that are involved in mRNA regulation.
●	5’ cap — The cap structure is required to recruit ribosomes and additional proteins involved in translation to the mRNA.
●	3’ polyadenosine, or poly-A, tail — The 3’ poly-A tail is a long sequence of adenosine nucleotides (often several hundred) at the 3’ end of mRNA. This tail promotes mRNA export from the nucleus and translation and protects mRNA from degradation. In addition, the 3’ end of the mRNA can include a stretch or sequence of nucleotides following the 3’ poly-A tail.

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

10 μg of mRNA, either free or formulated, was administered intradermally to the back of mice. Twenty-four hours post treatment, draining lymph nodes were isolated, and the activation status of immune cells was analyzed by flow cytometry. A higher CD69 signal indicates activation of the respective immune cells.

Cap Structure

The cap structure influences translation as it recruits the translational machinery, including initiation factors and the ribosome. The cap structure also affects mRNA stability due to its influence on the various proteins recruited to mRNA. Further, the cap structure is a determinant of activation of the innate immune system as different cap structures are differentially recognized by several innate immune sensors. In addition, different cap structures are incorporated during in vitro production of mRNA with different capping efficiency, resulting in varying proportion of mRNA lacking a cap, which is an mRNA species which is recognized by yet other sensors of the innate immune system. Accordingly, there is great potential to improve protein expression and immunosilence in mRNA by optimizing the cap structure. We have access to several cap structures, including those we have developed and commercially available ones.

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

- UTRs (UnTranslated Region) play a crucial role in gene expression by influencing the localization, stability, export, and translation efficiency of an mRNA
- We analyzed more than 1 million sequence elements out of multiple cellular environments for potency as enhancer and/or stabilizer

Screening of distinct mRNAs in cells
5'UTRs
Open Reading Frame
Protein coding part
3'UTRs
Proprietary UTRs selection for
Increased half life of mRNA
Increased protein expression
Identification of most ptotent, tissue specific UTR combinations
5'UTRs
ORF
3'UTRs
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

600
400
200
0
Cas9 expression level in HepG2 cells
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

Finally, we analyze the structure of the optimized mRNA as a whole, including ORF and UTRs, to predict its recognition by RNA sensors and immune activating potential and modify any inappropriate elements.

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

We have access to a diverse portfolio of third-party and proprietary delivery systems that allow us to target a range of diseases. Access to this broad range of delivery technologies allows us to select the best-suited technology for development of each of our product candidates. We choose the most suited delivery system based on a number of factors, including immunogenicity, duration of treatment, dose levels, mode of administration and targeted tissue type.

The key delivery systems that we currently employ include lipid-based delivery systems. We employ lipid nanoparticles, or LNPs, to deliver our mRNA-based prophylactic and cancer vaccines locally. For protein and antibody therapeutic candidates, we apply LNP-formulated mRNA systemically. We have relied on third-party state-of-the-art LNP delivery systems for our initial clinical programs, and we are developing our proprietary LNP delivery systems for our future clinical programs. With these delivery modalities at hand, we are currently expanding our development pipeline and plan to bring new mRNA therapies to different organs and applications.

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

The graphs below demonstrate comparable immunogenicity of CV LNP against a commercial PEG LNP in a vaccination trial with the rabies antigen in mice at same mRNA dose. On the left panel, the virus neutralization titer seven days post the second vaccination is shown, whereas on the right panel the induced T cell response is assessed by EliSpot of peptide library stimulated spleenocytes.

Our Approach to Disease Selection

Our approach seeks to mitigate risk across multiple levels to advance and expand our broad product portfolio. While mRNA is still an emerging treatment modality, we believe that we have made advances towards utilizing the potential of our technology platform through rational disease selection. Our approach for selecting new programs is based on the following key factors:

●	Target diseases with high unmet medical needs that are not effectively addressed using the current standard of care.
●	Target areas where the underlying mode of action of the disease is understood or hypothesized which allows us to identify the required protein(s) or antigen(s).
●	Identify areas where mRNA therapies have potential to have differentiated profiles compared to the conventional treatment modalities.
●	Assess the likelihood of being able to address the disease using our technology platform and seek to continuously improve and expand the capabilities of our platform to address an even broader range of diseases.
●	Seek to build on our deep understanding of mRNA biology, data derived from our technology platform and previous clinical and preclinical studies to apply to new indications.

In building our product portfolio, we have considered a number of factors including immune response, duration of expression, dosing requirements, delivery technology, target tissue type, potential for responsiveness to mRNA-based medicine and target disease profile, among other factors. A disease indication may require an mRNA-based medicine that triggers an immune response, or that is immune active, or an mRNA-based medicine that requires no immune activation, or that is immune silent. Each of the disease indications that we are targeting require different levels of immune activation for the mRNA-based medicine to be effective. Our approach is to initially target indications that require an immune active approach (such as prophylactic vaccines or cancer vaccines), given the need for lower doses and transient expression of the antigen. These initial indications are amenable to localized delivery using an LNP delivery system. Based on the clinical validation of our prophylactic vaccines program and our advanced understanding of mRNA biology and immune stimulation modulation, we are also further expanding our product portfolio to target indications that require an immune silent approach (such as protein delivery). Targeting diseases amenable to the immune silent approach requires higher doses and longer expression of the protein, with potential for long-term repeat dosing for chronic diseases.

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

Prophylactic Vaccines

Infectious disease-related proteins, such as viral surface proteins, specific targets for the body’s immune defense system, can be expressed by injected mRNA and then presented to B and differentiated T cells, activating a specific immune response. We believe that our mRNA technology offers a platform for the development and production of prophylactic vaccines against infectious diseases. We believe our mRNA vaccines offer many potential advantages over existing vaccine technologies, including:

●	mRNA vaccines mimic several aspects of a natural viral infection and has the potential to offer improved and balanced immune response.
●	mRNAs allow us to encode for specific protein antigens of choice, offering potential for the development against known and yet unidentified pathogenic threats.
●	mRNAs allow production of multivalent vaccines with the potential to either demonstrate a broader efficacy by including additional target pathogens, or to strengthen potential efficacy by better targeting a specific pathogen, for example by adding of immunogenic epitopes, or by addressing different pathogen variants, or both.
●	mRNA vaccines are generally expected to be safer than live or attenuated vaccines since no living virus is injected. As they do not interact with the host-cell DNA, they avoid the potential risk of genomic integration posed by DNA-based vaccines.
●	mRNA binds to pattern recognition receptors and mRNA vaccines are thereby self-adjuvanting, a property which peptide- and protein-based vaccines lack.
●	Rapid speed of development from knowing the sequence of the virus to progressing programs in clinical development given our ability to produce antigens without dedicated cell cultures and fermentation-based manufacturing processes.
●	Commercial-scale production of mRNA is fast, cost-effective and, in contrast to traditional vaccine approaches, does not require cell culture or the use of live pathogens, and as a result, multiple vaccines can be produced in the same plant.

Our current approach to the development of potential prophylactic vaccines is focused on:

●	CV0501 for SARS-CoV-2: Our second-generation mRNA vaccine candidate against SARS-CoV-2 is a monovalent construct, applying modified mRNA developed in collaboration with GSK. A Phase 1 study was initiated in August 2022. We reported positive preliminary data in early 2023. A Phase 2 clinical study, expected to start later in 2023, will assess monovalent and/or bivalent vaccine candidates designed to target clinically relevant variants.
●	Flu SV mRNA for influenza: Our second-generation mRNA vaccine candidate against influenza is a monovalent construct, applying modified mRNA developed in collaboration with GSK. A Phase 1 study was initiated in August 2022. We reported positive preliminary data in early 2023. The vaccine candidate for future clinical development is expected to target all four strains recommended by the WHO for influenza vaccines. A Phase 1/2 study for multivalent vaccine candidates is expected to start in the second quarter of 2023.

Oncology

mRNA is a versatile platform for cancer vaccine development allowing to encode a wide range of antigens from full length tumor associated antigens to neoepitopes. We are taking multiple approaches in oncology to induce tumor-specific immune responses in patients:

●	Novel cancer vaccines: We focus on building a meaningful portfolio of novel cancer vaccine candidates based on differentiated antigen discovery technologies and bioinformatics to target antigens that are overexpressed in tumor tissues with no or little expression on healthy tissues, using our LNP formulations. Within this strategy, we follow two approaches. The first approach assesses tumor antigens shared by different cancer patients for the development of off-the-shelf cancer vaccines. The second approach is tailored to the individual tumor setup of a patient for personalized therapy.

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

With our technology, we can instruct human cells to produce or secrete specific proteins in the nucleus, cytoplasm, cellular organelles or cell membrane. Based on this “healthy” information delivered by mRNA, our cells are designed to produce proteins, which are required to treat the disease caused by missing or inactive proteins.

We believe there are several advantages of our technology applied to development of molecular therapy, including:

●	mRNA encoded proteins can function within or outside of cells as well as inside cell membranes, allowing us to address intracellular protein deficiencies that are not addressed by recombinant proteins.

●	mRNAs can enable production of complex proteins that are challenging to make using recombinant technologies due to their folding requirements and complexity.
●	Administered mRNAs encode proteins using natural pathways allowing for post-translational modifications such as glycosylation whereas recombinant proteins use non-human post-translational modifications which may lead to lower effectiveness and increased immunogenicity.
●	mRNA constructs can be optimized to produce proteins that offer desirable pharmacology relative to the wild-type protein, such as increased half-life.
●	mRNA allows for dosing flexibility to meet patient needs without causing irreversible changes to the genome.
●	mRNA can be delivered repeatedly, creating the opportunity to provide long-term benefit for treatment of chronic diseases.

We currently have collaborations focused on:

●	Therapeutic antibodies: We are also developing mRNA therapies to produce antibodies systemically using the liver as a bioreactor for subsequent secretion and systemic distribution of the antibodies to primary organs affected by a disease. Our collaboration with Genmab, a global leader in antibody discovery and design, will allow us to work with novel antibodies produced using our mRNA technology. This partnership represents the first-ever publicly disclosed mRNA antibody-focused deal and will allow us to optimize and manufacture mRNA-encoded antibodies for Genmab.
●	Liver diseases: We are working on mRNA therapies targeted for the liver, including designing and producing intracellular targets such as transcription factors. Our collaboration with the Hannover Medical School aims to design treatments for liver diseases such as NAFLD, NASH and liver cirrhosis, with the potential to treat or reverse liver fibrosis.
●	Eye diseases: We are investigating development of mRNA-based treatments for undisclosed ophthalmic indications. We have a collaboration with SERI for our discovery efforts.

Our Key Pipeline Candidates

RNA-Based Therapeutics in Oncology

Discovery of new therapeutic cancer vaccine candidates

Our discovery efforts in oncology are focusing on novel mRNA-based therapeutic cancer vaccines candidates. In preclinical studies, we have demonstrated that LNP-formulated vaccines encoding mRNA are able to induce T cell responses against model neoantigens as well as tumor associated self-antigens.

The graphs above demonstrate the induction of antigen-specific T cell responses after intradermal vaccination of mice with LNP-formulated mRNA encoding for selected neoepitopes. Animals vaccinated with LNP-formulated mRNA encoding reporter protein served as negative controls. Stimulation of splenocytes harvested seven days post last vaccination with respective peptides demonstrated strong induction of antigen-specific T cells in Elispot (depicted in the left-hand graph) and FACs analysis (depicted in the right-hand graph).

A key component to the development of new therapeutic cancer vaccine candidates is the build-up of a powerful antigen discovery engine. To gain access to state-of-the-art antigen discovery technologies, we announced a partnership with Belgium-based company myNEO on May 25, 2022, and the acquisition of Netherland-based Frame Cancer Therapeutics on June 8, 2022.

Together with immunotherapy company myNEO, we aim to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. myNEO utilizes a broad range of underlying genomic alterations to identify constantly emerging, novel classes of antigens of defined tumor types. Incorporating new ranking methodologies based on tumor cell antigen processing and presentation is expected to allow for selection of antigens with the highest confidence of success for potential clinical testing.

With the acquisition of Frame Cancer Therapeutics, a private company focused on advanced genomics and bioinformatics, to identify both shared and unique neoantigens across different cancer types, we complement existing in-house expertise to identify and validate promising antigens for mRNA cancer vaccine candidates. Our technology platform has the potential to identify a broad panel of neoantigens and tumor-associated antigens that go beyond conventional approaches and could strongly increase the likelihood of developing highly effective cancer vaccines that activate the human immune system against cancer.

The field of immuno-therapy has advanced with the progression of available technologies to extract data from patient samples, such as next-generation sequencing. Conventional approaches have so far focused on the exome, the protein-coding part of the genome, which represents only about 1.5% of the total genetic information. More recently, breakthrough developments in sequencing capacity have enabled the extraction of vastly larger amounts of data that allows us to utilize the remaining 98.5% of genetic information. The technologies brought in-house with the acquisition of Frame Cancer Therapeutics are based on whole-genome-sequencing for every patient sample and combine it with short as well as long-range RNA sequencing to map the full inventory of genomic changes. More specifically, downstream of the sequencing, a software package integrates all the data to retrieve the exact changes in the DNA of the tumor cells compared to healthy cells. Correlation of this data with changes in the RNA transcription of the tumor results in entirely new and potentially antigenic tumor antigens that we plan to test as targets for a portfolio of new cancer vaccine candidates. These new antigens are not only entirely foreign to the body but are also uniquely expressed in the tumor and not in healthy tissue. In their foreignness, these constructs are expected to raise stronger immune responses than antigens derived from exome-based conventional approaches.

The highly synergistic antigen discovery technologies of Frame Cancer Therapeutics and myNEO are expected to significantly accelerate CureVac’s oncology strategy to build a meaningful portfolio of new cancer vaccine candidates. Within this strategy, we follow two approaches. The first approach assesses tumor antigens shared by different cancer patients for the development of off-the-shelf cancer vaccines. The second approach is tailored to the individual tumor setup of a patient for personalized therapy. We plan to advance new antigens for both approaches based on our second-generation mRNA backbone. To assess the safety and immunogenicity of our second-generation backbone in an oncology setting, we expect to initiate a proof-of-principle study in the second quarter of 2023, assessing an mRNA construct encoding eight epitopes from tumor-associated antigens in patients with surgically resected Glioblastoma Multiforme.

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

CV8102 is currently in a Phase 1 clinical trial for the intratumoral treatment of four types of solid tumors — cutaneous melanoma, or cMEL, adenoidcystic carcinoma, or ACC, and squamous cell carcinoma of skin, or SCC, as well as squamous cell carcinoma of head and neck, or HNSCC. Enrollment was completed in October 2021, and 98 patients were enrolled, 58 patients in the dose escalation part and 40 patients in a dose expansion part in Melanoma.

Accordingly, 58 patients were enrolled in the dose escalation part: 33 in the single-agent cohort and 25 in the combination cohort with anti-PD-1 antibodies. 40 patients were enrolled in the dose expansion part and treated at the recommended phase 2 dose of 600 µg (10 with single agent CV8102 and 30 in combination with PD-1 antibodies).

Intratumoral CV8102 was observed to be tolerated without dose limiting toxicities, or DLTs, at dose levels up to 600 µg (single-agent and combination). At the 900 µg dose level (single agent) one out of six patients experienced a DLT of Grade 3 increase in the liver enzymes ALT and AST, observed in the context of a Grade 2 cytokine release syndrome. Another patient in this cohort experienced a potentially related Grade 3 immune-mediated pneumonitis that occurred after DLT evaluation period set forth in the protocol.

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

Initially, CV8102, with or without coadministration of anti-PD-1 treatment, was being injected weekly for five weeks, followed by three injections at two- or three-week intervals depending on the anti-PD-1 antibody schedule. Patients showing evidence of clinical benefit were eligible for further injections for up to 12 months.

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

Market Opportunity

CV8102 is currently being developed against four types of cancers, each frequently exhibiting easily accessible superficial tumor lesions:

●	cMEL is an aggressive form of cancer that starts in the pigment-producing cells of the skin and can spread widely to other parts of the body. Cutaneous melanoma accounts for the majority of skin cancer-related deaths in the United States. In 2018, there were approximately 300,000 new cases of cutaneous melanoma and approximately 60,000 deaths worldwide. In the United States, the National Institute of Health, or NIH, estimates approximately 100,000 new diagnoses of cutaneous melanoma, and approximately 7,000 deaths in 2020. According to the National Comprehensive Cancer Network, or NCCN, guidelines, while surgical removal of the tumor is the primary treatment for localized melanoma, for patients with metastatic disease, chemotherapy and targeted therapies including the BRAF inhibitors are also recommended. Based on published literature, the majority of patients treated with BRAF inhibitors develop secondary resistance within a relatively short amount of time. Checkpoint inhibitors are recommended as the first-line treatment for advanced / unresectable metastatic melanoma, but their side effects are severe and a significant subset of patients (approximately 40% to 45%) do not respond to these drugs, and many of those who do respond (approximately 30% to 40%), develop secondary resistance. There are very limited therapeutic options for patients who have failed anti-PD-1 and targeted therapy (if eligible). Intralesional oncolytic virus therapy, or Tvec, is considered for selected cases, but its use is mostly limited to metastatic stage IIIc or M1A disease.
●	HNSCC occurs in the outermost surface of the skin or certain tissues within the head and neck region including the throat, mouth, sinuses and nose. Squamous cell carcinoma makes up about 90% of all head and neck cancers. Consumption of tobacco products and alcohol and having a poor diet are important risk factors. HNSCC is the sixth most common cancer worldwide, with 890,000 new cases and 450,000 deaths in 2018. In the United States, according to American Society of Clinical Oncology, or ASCO, approximately 65,000 new cases are diagnosed annually, and more than 14,500 deaths are reported every year. Published literature indicates that more than two-thirds of patients with HNSCC initially present with locoregionally advanced disease (stage III-IV). HNSCC treatment typically involves a combination of chemotherapy, radiation and surgery. According to the Cancer Network and published literature, for patients with early-stage disease, these treatment approaches lead to approximately 60% to 80% response rate. The 5-year progression-free survival, or PFS, rate of advanced HNSCC has continued to remain at 40% to 50% and the average time to relapse is less than 2 years regardless of the combination of various treatment modalities. In patients with advanced disease, more than 50% develop local or regional recurrence and nearly 30% develop distant metastases. Based on the NCCN, the recommended first line treatment for recurrent/metastatic HNSCC include chemotherapy combinations with Cetuximab and anti-PD-1 antibody treatment with or without platinum-based chemotherapy. We believe, based on publications and our analysis, that the typical response rate to anti-PD-1 antibodies in patients with HNSCC is below 20%, and that there is still a significant unmet need.
●	ACC is an uncommon form of malignant neoplasm that arises within secretory glands, most commonly the major and minor salivary glands of the head and neck. Other sites of origin include the trachea, lacrimal gland, breast, skin and vulva. ACC accounts for around 10% of all salivary gland neoplasms, 22% of all salivary gland malignancies and about 1% of all head and neck malignancies. The National Cancer Institute, or NCI, estimates that 1,200 patients are diagnosed annually in the United States with ACC and 15,000 patients are affected. Globally, ACC incidence rate is estimated between 0.4 to 13.5 cases per 100,000 annually. The primary treatment of ACC is surgery, which is usually followed by post-operative radiotherapy. According to the American Society of Clinical Oncology, or ASCO, while the 5-year survival of ACC is 89%, 15-year survival is only approximately 40%. For patients with recurrent or advanced/ metastatic disease not amenable to curative intent surgery there is no approved systemic standard treatment. There are minimal options for treatment of advanced ACC, traditional chemotherapy has been proven to be of minimal benefit, so patients often seek clinical trials as a second line option, leading to a high unmet medical need.

●	SCC is the second most common form of skin cancer that develops in the squamous cells that make up the middle and outer layers of the skin. While not life-threatening, it can be aggressive and can spread to the other parts of the body, causing serious complications. According to ASCO, in the United States, keratinocyte carcinomas (KC) represent the two most common types of cancer in humans (basal cell carcinoma (BCC); and squamous cell carcinoma (SCC)). KCs are responsible for approximately 3,000 deaths per year in the United States, almost exclusively as a result of SCCs. According to published literature, global incidence varies widely with highest incidence reported in Australia and lowest rates reported in Africa. Given most countries do not have cancer registries for skin cancer, figures reported are likely underestimated. Although most SCC are localized and easily treated, approximately 5% of patients experience local recurrence, approximately 4% develop nodal metastases and approximately 2% die of the disease. According to NCCN, most SCC are managed through different surgical methods, along with topical therapy, cryotherapy and photodynamic therapy. Surgical methods usually lead to good prognosis and cure rates greater than 90%. In the rare case of metastases, radiation therapy, immunotherapy and/or chemotherapy are deployed. Despite the available treatments, 10-year survival rate is less than 20% in patients with locoregional lymph node metastases and less than 10% in the presence of distance metastases, leading to a significant clinical unmet need.

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

Key Inclusion Criteria:

●	Patients enrolled into single-agent CV8102 dose escalation cohorts must have:
●	histologically confirmed advanced cMEL, SCC, HNSCC or ACC with documented disease progression;
●	not amenable to resection or locoregional radiation therapy with curative intent; and
●	at least 1 line of anti-cancer therapy for advanced disease (except adenoid cystic carcinoma).
●	Patients enrolled into CV8102 anti-PD-1 combination cohort must have:
●	histologically confirmed advanced cMEL or HNSCC; and
●	indication for anti-PD-1 therapy or currently receiving anti-PD-1 therapy with stable of slowly progressing disease after at last eight-weeks (HNSCC) or 12 weeks (cMEL) of anti-PD-1.
●	Patients enrolled into single-agent CV8102 expansion cohort must have:
●	histologically confirmed advanced cMEL with documented disease progression;
●	not amenable to resection or locoregional radiation therapy with curative intent;

●	progression on/after at least 1 line of anti-cancer therapy for advanced disease; and
●	willing to undergo baseline and post-baseline biopsy of the lesion which is to be injected.
●	Patients enrolled into CV8102 anti-PD-1 combination expansion cohort must have:
●	histologically confirmed advanced Stage IIIB-IV cMEL refractory to anti-PD-1 therapy;
●	progression during or after anti-PD-1 therapy with progressive disease according to RECIST 1.1;
●	received a minimum dose of anti-PD-1 mAB (800mg for pembrolizumab or 1200 mg for nivolumab in monotherapy or at least two doses of nivolumab at a minimum dose of 1 mg/kg given every 3 weeks in combination with ipililumab);
●	last anti-PD-1 agent within 12 weeks prior to enrollment;
●	presence of measurable lesion(s) according to RECIST 1.1, not intended for injection; and
●	willing to undergo tumor biopsies at specific time points (baseline and post-baseline biopsy of the injected lesion at selected sites).
●	Presence of at least one injectable lesion that is measurable according to RECIST 1.1 criteria.
●	Recovered from prior relevant toxicities to grade ≤ 1.
●	ECOG PS 0 or 1, 18 years of age or older.

Key Exclusion Criteria:

●	Rapidly progressing multifocal metastatic or acutely life-threatening disease;
●	Prior use of topical/local TLR-7/8 agonists within the past 6 months;
●	Prior anti-cancer therapy administered 2-4 weeks prior to the first dose of the study drug depending on the indication;
●	Lesions that are to be injected in previously irradiated areas unless progressive tumor growth has been demonstrated (no prior irradiation of injected lesions on patients with melanoma); or
●	Treatment with any investigational anticancer agent within 30 days or 5 half–lives (whichever is longer)prior to the first dose of the study drug or planned during the study.

Primary Endpoints:

●	Determine maximum tolerated dose, or MTD, based on occurrence of DLTs within 2 weeks after the first dose and recommended (combination) dose, or R(C)D, respectively, for CV8102 alone and with anti-PD-1 therapy.
●	Tolerability and safety of CV8102 alone and in combination with anti-PD-1 therapy.

Secondary Endpoints:

●	Evaluate anti-tumor activity of CV8102 alone and in combination with anti-PD-1 antibodies per RECIST 1.1 and irRECIST criteria.

●	Evaluate duration of response, progression-free survival and disease control rate at 6 months.
●	Evaluate tumor response of injected and non-injected lesions.
●	Evaluate survival time.

Exploratory Endpoints:

●	Evaluate effects on immune parameters and other biomarkers of interest in the peripheral blood.
●	Evaluate effects on immune cell infiltration and other biomarkers of interest in tumor biopsy specimen (in selected cohorts during the expansion phase).

Patient Demographics Dose Escalation Part:

In total, 58 patients were enrolled in the dose escalation part: 33 in the single-agent cohort and 25 in the combination cohort with anti-PD-1 antibodies.

In the single-agent cohort, 42% of patients had melanoma, 12% HNSCC, 18% SCC and 27% ACC. 58% of patients were pretreated with anti-PD-1 antibodies and 9% with anti CTLA-4 antibodies.

In the combination cohort, 80% of patients had cMEL and 20% had HNSCC. 88% were pretreated with anti-PD-1 antibodies and 44% with anti CTLA-4 antibodies.

Characteristics	Number of patients (%)		
	Single agent (n=33)	anti-PD-1 combination (n=25)	All (n=58)
Age			
range (yrs)	35-91	36-90	35-91
median (yrs)	69	68	69
Gender			
Male	15 (45)	14 (56)	29 (50)
Female	18 (55)	11 (44)	29 (50)
cMEL			
Stage IIIB	1 (3)	0 (0)	1 (2)
Stage IIIC	4 (12)	5 (20)	9 (16)
Stage IV	9 (27)	15 (60)	24 (41)
HNSCC			
Stage IV	4 (12)	5 (20)	9 (16)
cSCC			
Stage III	1 (3)	0 (0)	1 (2)
Stage IV	5 (15)	0 (0)	5 (9)
ACC			
Stage IV	9 (27)	0 (0)	9 (16)
ECOG PS			
0	17 (52)	18 (72)	35 (60)
1	16 (48)	7 (28)	23 (40)
Pre-treatment with anti-PD-1	19 (58)	22 (88)	41 (71)
Pre-treatment with anti-CTLA4	3 (9)	11 (44)	14 (24)

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

Phase 1 Dose Cohorts and Enrollment Status as of January 2022

Phase I trial updates as described above were presented at the ESMO conference in September 2021. Preliminary Biomarker Data were presented at SITC conference in November 2021.

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

Grade 4: Life-threatening consequences or urgent intervention indicated.

Grade 5: Death related to adverse event.

●	The most frequently reported adverse events occurring in more than 20% of patients were mild to moderate pyrexia, fatigue, chills, headache, injection site pain and nausea.

●	22 patients (38%) experienced treatment emergent ≥ Grade 3 AEs and 7 patients (12%) experienced Grade 3 AEs considered treatment related per investigator’s judgment (one of the events fulfilled criteria for dose limiting toxicities per protocol). There were no Grade 4 or 5 AEs considered related to study treatment.
●	In the single-agent CV8102 cohort, four patients experienced transient Grade 3 elevations of liver enzymes (1 at 150 μg dose level, 2 at 200 μg dose level and one at the 900 μg dose level, the latter fulfilled DLT criteria per protocol, because it occurred within one week after the second injection). One patient in the 900 µg cohort experienced an immune mediated Grade 3 pneumonitis and was recovering on steroid treatment approximately one week later. The patient had already experienced a previous episode of Grade 1 pneumonitis that may have been related to previous treatment with anti-PD-1 antibodies prior to study enrollment.
●	In the combination cohort of CV8102 with anti-PD-1 antibodies, one patient (100 μg dose level) experienced Grade 3 hypertension, mild chills, fever and tachycardia on day of administration of CV8102 and anti-PD-1 requiring inpatient observation (SAE) and transient asymptomatic Grade 3 elevation of serum lipase. One patient (100 μg dose level) experienced transient asymptomatic Grade 3 elevation of serum amylase.

Treatment Related Serious Adverse Effects (SAEs)

●	In the single agent CV8102 cohort one patient experienced Grade 2 CRP increase (150µg dose level), one patient experienced Grade 2 tumor pain (200 μg dose level), one patient experienced Grade 1 chills, pyrexia and vomiting and an episode of Grade 2 pyrexia (300 μg dose level), one patient experienced a Grade 2 cytokine release syndrome (900 µg dose level) and one patient a Grade 3 immune-mediated pneumonitis (900 µg dose level).
●	In the combination cohort of CV8102 with anti-PD-1 antibodies, one patient required inpatient observation after Grade 3 hypertension, mild chills, fever and tachycardia (100 μg dose level), one patient experienced Grade 2 cytokine release syndrome (300 μg dose level), one patient a Grade 1 cytokine release syndrome (600 µg dose level) and one patient a Grade 1 cytokine release syndrome (900 µg dose level).

Preliminary Efficacy Data

Tumor responses were assessed according to Response Evaluation Criteria in Solid Tumors, or RECIST 1.1. The overall response evaluation according to RECIST 1.1 integrates changes in both measurable and non-measurable tumor lesions that can be assessed by radiographic imagining (CT or MRI) or clinical examination (documented by photographs). Assessment was performed by the investigators at baseline and at defined time points during the study period. Responses per RECIST 1.1 criteria are defined as follows:

●	A CR is the disappearance of all tumor lesions that were present before start of treatment without appearance of new lesions.
●	A PR is a ≥ 30% decrease in the sum of diameters of specified tumor lesions (called target lesions) taking as reference the baseline sum diameters without progression or disappearance of the other lesions and without appearance of new lesions or CR of target lesions without disappearance of other lesions but without progression or appearance of new lesions.
●	Progressive disease, or PD, indicates a ≥ 20% increase in the sum of diameters of specified tumor lesions (called target lesions) (taking as reference the smallest sum of diameters while on study) and at least a 5 mm increase and/or an unequivocal progression of existing further lesions (called nontarget lesions) or appearance of new lesions.
●	Stable disease indicates there is neither sufficient shrinkage nor increase in size of tumor lesions to declare PR or PD and no appearance of new lesions.

The tables below show duration of treatment, response and time to progression of individual patients enrolled in the trial.

Preliminary data on overall tumor response and duration according to RECIST 1.1

Preliminary efficacy data for single-agent CV8102

One patient showed a CR and two patients showed a PR according to RECIST 1.1 after single-agent CV8102. In addition, 12 patients experienced a best response of stable disease after eight weeks of treatment (associated with shrinkage of non-injected lesion in one patient, shrinkage of injected lesion in one patient and shrinkage of both the non-injected and injected lesions in one patient). Nine of the 33 (27%) patients treated with single-agent CV8102 remained free of progression for more than six months.

Single-agent Response Data

Case reports of patients with observed tumor shrinkage after single-agent CV8102:

●	A 74-year-old female patient with Stage IIIc melanoma and multifocal in-transit metastases was treated with single-agent CV8102 (150 μg). The pictures below show the injected primary tumor before treatment, after first five weekly injections, and after eight injections at 12 weeks. After the first five injections, a partial regression of the injected lesion became apparent, which turned into a complete regression after eight injections (12 weeks). An MRI scan showed a complete regression of all non-injected in-transit metastases. The response data together represent a confirmed complete response based on RECIST 1.1 criteria. The patient continued to receive injections at monthly intervals for up to nine months without locoregional recurrence but there was occurrence of a new intra-abdominal soft tissue lesion.

●	A 50-year-old female patient with Stage IV melanoma, metastases in ipsilateral supraclavicular lymph nodes and distant detectable metastases at study entry was treated with single-agent CV8102 (450 µg). The patient previously experienced early tumor progression on adjuvant treatment with Nivolumab and subsequently underwent multiple resections of cutaneous and lymph node metastases and radiation prior to study entry. The patient received eight intratumoral injections of CV8102 into an axillary lymph node metastasis. After an early decrease in serum LDH she developed a partial response. Treatment with CV8102 was ongoing as of April 2020. The table below shows the decrease in the size of measurable tumor lesions after eight intratumoral injections of CV8102. The CT scan shows the decrease in size of the non-injected metastatic pleural lesion. The graph shows the decrease in serum LDH over time during the treatment period.

●	A 91-year-old male patient with Stage IV HNSCC with large buccal and small lip lesion and a contralateral metastatic cervical lymph node was treated with single-agent CV8102 (100 µg) after pretreatments with cetuximab, external beam radiation and multiple surgeries. The patient experienced prolonged stable disease according to RECIST 1.1 until the end of study after nine months. Whereas the injected buccal lesion remained stable in size, the non-injected contralateral metastatic lymph node showed ongoing regression.

●	A 64-year-old male patient with Stage IV melanoma (150 μg dose level, single-agent CV8102) who had progressed on previous anti-PD-1 antibody treatment experienced stable disease according to RECIST 1.1 for six months, with shrinkage of the injected lesion in the skin, and shrinkage of a non-injected contralateral paraaortic lymph node lesion.

Preliminary efficacy data in combination with PD-1 antibodies

Indication Dose Anti-PD-1 pre-treated
MEL 600 ug Yes
MEL 600 ug Yes
HNSCC 150 ug Yes
MEL 450 ug Yes
MEL 150 ug Yes
MEL 200 ug No
MEL 150 ug Yes
MEL 200 ug Yes
MEL 100 ug Yes
MEL 50 ug Yes
MEL 300 ug Yes
MEL 300 ug Yes
MEL 900 ug Yes
MEL 900 ug Yes
MEL 450 ug Yes
MEL 100 ug Yes
MEL 600 ug Yes
HNSCC 600 ug Yes
HNSCC 900 ug No
HNSCC 25 ug Yes
MEL 900 ug No
HNSCC 900 ug Yes
MEL 200 ug No
MEL 900 ug Yes
MEL 50 ug Yes
On CV8102 treatment
On study
PR
SD
NE
PD
Death
0 4 8 12 16 20 24 28 32 36 40 44 48
Weeks

As of June 21, 2021, two patients with PD-1 refractory melanoma showed a partial response according to RECIST 1.1 in the combination cohort.

One PD-1 refractory HNSCC patient experienced stable disease according to RECIST 1.1. The following salvage tumor resection due to persistent tumor hemorrhage 11 weeks after last dose which included the area of injected lesion showed a complete response within the histopathological results with no tumor cells detected.

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

Combination response data:

●	A 90-year-old female patient with Stage IVc melanoma and metastatic lesions in the lung and liver was treated with eight intratumoral injections of CV8102 (600 µg) in combination with the anti-PD-1 antibody Pembrolizumab.
●	The patient was pretreated with Nivolumab in combination with Ipilimumab followed by Nivolumab monotherapy that resulted in progressive disease four months prior to study entry.

●	After eight injections, the patient showed a partial response according to RECIST 1.1 with regression of the injected lesion in a muscle and multiple non-injected lung and liver lesions.

RECIST 1.1 Tumor Assessment	Size pre-treatment [mm]	Size after 8 x CV8102 injections [mm]
Target Lesions		
Muscle (injected lesion)	31.4	19.8
Lung	6.4	4
Lung	6.8	0
Liver	18.4	10.1

Pre-treatment
After 8 injections of CV8102
Muscle
injected lesion
Lung
Liver

●	An 84-year old male patient with stage IV melanoma was treated with eight intratumoral injections of CV8102 (900 µg) in combination with the anti-PD-1 antibody Nivolumab. The patient was pretreated with Nivolumab resulting in progressive disease prior to study entry. After eight injections, the patient showed a partial response according to RECIST 1.1 with regression of injected and non-injected lesions.

Expanded Phase 1 Clinical Trial of Intratumoral CV8102

In February 2021, we initiated the expansion of our Phase 1 study to confirm the safety, tolerability and efficacy of CV8102 at a 600 μg dose, the selected dose to be advanced in a Phase 2 clinical trial. Furthermore, the expansion part of the Phase 1 trial evaluated the effects of CV8102 on systemic and intratumoral immune markers, which will provide additional clinical insights on CV8102’s mode of action.

The expansion part of the Phase 1 trial enrolled 30 patients with PD-1 refractory melanoma, who received intratumoral injections of CV8102 in combination with PD-1 antibodies, as well as 10 patients being treated with CV8102 only. Initially, CV8102, with or without coadministration of anti-PD-1 treatment was injected weekly for five weeks, followed by three injections at two- or three-week intervals depending on the anti-PD-1 antibody schedule. Patients showing evidence of clinical benefit were eligible for further injections for up to 12 months.

Patient Demographics Dose Expansion Part as of June 15, 2022

As of June 15, 2022:

●	In the single-agent cohort: 100% of patients were pretreated with anti-PD-1 antibodies and 50% with anti-CTLA-4 antibodies.
●	In the combination cohort: 100 % of patients were pretreated with anti-PD-1 antibodies and 40% with anti-CTLA-4 antibodies.

Preliminary Safety Data Dose Expansion

Preliminary safety data:

Treatment emergent AEs occurring in ≥ 10% of patients, as of August 18, 2022

AE preferred term	Number of patients with ≥1 TEAE (%)*			
	Single agent (n= 10)	anti-PD-1 combination (n= 30)	All (n= 40)	
			G1/G2	≥ G3
Any Adverse Event	10 (100)	21 (70)	31 (78)	10 (25)
Pyrexia	7 (70)	13 (43)	20 (50)	1 (3)
Chills	6 (60)	11 (37)	17 (43)	0 (0)
Asthenia	1 (10)	6 (20)	7 (18)	0 (0)
Nausea	1 (10)	6 (20)	7 (18)	0 (0)
Anaemia	2 (20)	3 (10)	5 (13)	1 (3) §
Headache	0 (0)	5 (17)	5 (13)	0 (0)
Influenza like illness	0 (0)	5 (17)	5 (13)	0 (0)
Tumour pain	4 (40)	1 (3)	5 (13)	1 (3)
Diarrhoea	1 (10)	3 (10)	4 (10)	0 (0)
Injection site pain	1 (10)	3 (10)	4 (10)	0 (0)

§ assessed as unrelated by investigator

- **≥ Grade 3 AEs considered treatment related per investigator's judgement occurred in 3 (8%) patients (no G4 and G5 AEs):**
  - **Single agent:** Two G3 episodes of worsening of tumor pain were reported in one patient
  - **Combination with anti-PD-1:** Three episodes of fever G3 (1 patient) and G3 elevation of blood pressure (1 patient, not shown in the table)
- **Treatment related SAEs per investigator's judgement** (these events required inpatient observation):
  - **Single agent:** Chills G1, Chills G2, G1 Fever, G2 Fever and worsening of tumor pain (one episode G2 and two episodes of G3) – all occurred in one patient
  - **Combination with anti-PD-1:** G1 CRS (2 patients), G1 chills (1 patient), G1 Fever (1 patient)

Adverse events were graded according to the NCI-Common Terminology Criteria for Adverse Events. Grades refer to the severity of the adverse events with unique clinical descriptions of the severity of each AE.

As of August 18, 2022:

●	The most frequently reported adverse events occurring in more than 20% of patients were mild to moderate pyrexia and chills.
●	10 patients (25%) experienced treatment emergent ≥ Grade 3 AEs and 3 patients (8%) experienced Grade 3 AEs considered treatment related per investigator’s judgment (G3 worsening tumor pain (1 patient) in the single agent cohort, G3 fever (1 patient) and G3 elevation in blood pressure (1 patient) in the combination cohort.
●	There were no Grade 4 or Grade 5 AEs considered related to study treatment.
●	In the single agent cohort: 1 patient experienced multiple AEs requiring inpatient observation (G2 chills, G2 fever and worsening tumor pain G3).
●	In the combination cohort: 2 patients experienced SAEs of G1 CRS, 1 patient G1 chills and 1 patient G1 Fever, all requiring inpatient observation.

●	Preliminary efficacy data dose expansion

As of August 18, 2022, five (17%) patients with PD-1 refractory melanoma showed a partial response according to RECIST 1.1 in the combination cohort and 8 patients (27%) stable disease. In the single agent cohort, no objective responses were observed and 2 patients (20%) experienced stable disease.

Safety data in the expansion cohort confirmed the acceptable safety profile of CV8102 at the recommended dose as single agent and in combination with anti-PD1 antibodies. CV8102 showed preliminary efficacy in combination with anti-PD-1 antibodies in patients with PD-1 refractory melanoma.

mRNA-Based Prophylactic Vaccine Programs Jointly Developed With GSK: Second-Generation mRNA Backbone

COVID-19: Disease Overview

Coronaviruses are a family of viruses that can lead to respiratory illness, including Middle East Respiratory Syndrome, or MERS-CoV, and Severe Acute Respiratory Syndrome, or SARS-CoV. Coronaviruses are transmitted between animals and people and can evolve into strains not previously identified in humans. On January 7, 2020, a novel coronavirus (2019-nCoV) was identified as the cause of pneumonia cases and deaths in Wuhan, China and an exponentially increasing number of cases have since then been found worldwide. On March 11, 2020, the World Health Organization (“WHO”) designated COVID-19, the disease caused by the novel coronavirus SARS-CoV-2, an international pandemic. As of April 12, 2023 there have been 762,791,152 confirmed cases of COVID-19 globally, including 6,897,025 deaths, reported to WHO.

Clinical COVID-19 Vaccines Program (second-generation mRNA backbone)

In February 2021, we announced a new collaboration with GSK for our COVID-19 vaccine program, which went into effect in April 2021 pursuant to which we are collaborating with GSK to research, develop and manufacture mRNA vaccines based on our second-generation mRNA backbone targeting the original SARS-CoV-2 strain as well as emerging variants. The second-generation mRNA backbone can flexibly encode for different COVID-19 variants and features targeted optimizations designed to improve intracellular mRNA stability and translation for increased and extended protein expression. The optimizations potentially allow for strong and early immune responses at low doses, which will also support the development of multivalent vaccines to target rapidly spreading COVID-19 variants as well as combination vaccine approaches. The second-generation mRNA backbone differs significantly from the mRNA backbone for our first-generation. The first candidate from the second-generation backbone COVID-19 program was the non-chemically modified mRNA construct CV2CoV. The start of a Phase 1 clinical trial with CV2CoV was announced on March 30, 2022. The Phase 1 dose-escalation study is being conducted at clinical sites in the United States and evaluates the safety, reactogenicity and immunogenicity of a single booster dose of CV2CoV in the dose range of 2µg to 20µg. Within the jointly developed COVID-19 vaccine program, we also extended our technology platform to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. The first chemically modified construct from the second-generation backbone COVID-19 program is CV0501. We announced the start of a Phase 1 clinical trial with CV0501 on August 18, 2022. CV0501 specifically targets the Omicron BA.1 variant. The study is being conducted at clinical sites in the United States, Australia and the Philippines and evaluates the safety, reactogenicity and immunogenicity of a single booster dose of CV0501 in the dose range of 3µg to 200µg. On January 6, 2023 we announced that the second-generation mRNA backbone using modified mRNA was selected as the preferred technology for further clinical development in the COVID-19 program.

CV0501: Preliminary Phase 1 Data of the Chemically Modified Construct Encoding the BA.1 Variant

In January and April 2023, we announced positive preliminary data from the CV0501 Phase 1 trial. The data are based on cohort sizes of up to 20 participants in the younger adults age group (age 18-64) and 10 participants in the older adults age group (age ≥65). Reported preliminary safety data cover the fully recruited dose groups of 3, 6, 12, 25, 50, 100 and 200µg in the younger adult age group and 12, 25, 50, 100 and 200µg in the older adult age group. The data illustrated below show solicited adverse events in younger and older adults within seven days after booster vaccination ranging in severity from no adverse events (grey bars) to grade 3 or severe adverse events (dark blue bars) from left to right. The data demonstrate that for younger adults CV0501 reactogenicity remains acceptable from 3 to 100µg with one systemic grade 3 adverse event at 3µg, which was reported as fatigue and one systemic grade 3 adverse event at 100µg, which was reported as a headache. At the highest dose of 200µg, two local grade 3 adverse events occurred, both reported as redness at the injection site. In older adults, one systemic grade three adverse event occurred, reported as a headache in the 50µg dose group. The preliminary data confirm that CV0501 was generally well tolerated across both age groups and all dose levels.

Preliminary immunogenicity data in both age groups showed relevant titers of neutralizing antibodies beginning at the lowest tested dose. Shown below are the available geometric mean titers (GMT) of neutralizing antibodies induced by CV0501 in younger adults as a function of dose against the Omicron BA.1 variant. The orange bars represent antibody titers before the booster vaccination and the blue bars represent antibody titers either on day 15 or on day 29 after the booster vaccination. All GMTs were measured with a pseudo-virus neutralization assay. Across the displayed dose levels of 12, 25 and 50µg on day 15 and at 12µg on day 29, CV0501 induced a substantial antibody increase from pre- to post-boost titers. This antibody boost is further quantified for each dose group as the ratio of post- to pre-boost titers. This so-called geometric mean increase (GMI) is indicated above the orange and blue bars. It represents the most meaningful metric to assess the potential of CV0501 as a booster vaccine against a tested variant. Depending on the dose and day, the GMI ranges between a 6.8- and a 9-fold increase of antibody titers.

Neutralizing antibody titers induced by CV0501 in older adults led to even higher GMIs as illustrated in the graph below. Comparison of the lowest 12µg dose groups in younger and older adults demonstrates a ratio of post-boost to pre-boost serum neutralizing titers against the Omicron BA.1 variant of 8.1. in younger adults and 13.3 in older adults.

Preliminary immunogenicity data for additional dose groups are summarized in the table below.

The data read-out for both age groups are currently being finalized. A Phase 2 clinical study, expected to start later in 2023, will assess monovalent and/or bivalent vaccine candidates designed to target clinically relevant variants. A pivotal Phase 3 trial may be initiated in 2024, contingent on discussion with regulatory authorities.

Influenza: Disease Overview

Influenza is a highly contagious virus that causes mild to severe respiratory virus that can lead to death. According to the CDC, since the emergence of SARS-CoV-2, influenza activity has been lower than observed before the pandemic. During the 2021-2022 influenza season influenza was associated with 9 million illnesses, 4 million medical visits, 10,000 hospitalizations and 5,000 deaths in the United States. Preliminary in-season burden estimates for the U.S. in the 2022-2023 flu season showed 26-51 million flu illnesses, 12-24 million flu medical visits, 290,000-630,000 flu hospitalizations and 19,000-56,000 flu deaths. The WHO reports that globally there are as many as five million severe influenza cases annually, leading to as many as 290,000 to 650,000 deaths.

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

Clinical Influenza Vaccines Program (second-generation mRNA backbone)

Influenza is the first indication from the initial collaboration we started with GSK in July 2020, which focuses on the development of new products for different targets in the field of infectious diseases. The jointly developed influenza vaccine candidates are based on our second-generation mRNA backbone, which can flexibly encode for different influenza strains and which features targeted optimizations designed to improve intracellular mRNA stability and translation for increased and extended protein expression. The optimizations potentially allow for strong and early immune responses at low doses, which will also support the state-of-the-art multivalent format of influenza vaccines as well as combination vaccine approaches. The second-generation mRNA backbone differs significantly from the mRNA backbone for our first-generation. The first candidate from the second-generation backbone influenza program was the non-chemically modified mRNA construct CVSQIV, a differentiated multivalent vaccine candidate featuring multiple non-chemically modified mRNA constructs to induce immune responses against relevant targets of four different influenza strains. On February 10, 2022, we announced the start of a Phase 1 dose-escalation study in Panama evaluating the safety, reactogenicity and immunogenicity of CVSQIV in the dose range of 3µg to 28µg. Preliminary safety data reported on April 28, 2022, showed a benign reactogenicity profile across the tested dose groups. Within the jointly developed COVID-19 vaccine program, we also extended our technology platform to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. We announced the start of a Phase 1 dose-escalation study with a chemically modified influenza vaccine candidate, Flu SV mRNA, on August 18, 2022. The candidate is a monovalent candidate. The Phase 1 dose-escalation study is being conducted in Canada, Spain and Belgium to evaluate the safety, reactogenicity and immunogenicity of Flu SV mRNA. On January 6, 2023 we announced that the second-generation mRNA backbone using modified mRNA was selected as the preferred technology for further clinical development in the influenza program.

Flu SV mRNA: Preliminary Phase 1 Data of the Chemically Modified Construct Expressing an H1N1 hemagglutinin antigen

On January 6, 2023, the second-generation mRNA backbone using modified mRNA was selected as the preferred technology for further clinical development in the seasonal flu vaccine program. In the Phase 1 study of the monovalent Flu-SV-mRNA, expressing an H1N1 hemagglutinin antigen (subtype of influenza A), five doses ranging from 2 to 54μg with up to 25 subjects per dose cohort were evaluated in younger adults (age 18-45). This dose range takes into account that the candidate is a monovalent construct. Correspondingly, the applied doses reflect doses for a single mRNA construct, which would later be multiplied for a state-of-the-art multivalent flu vaccine. In the younger adult age group, the preliminary safety and reactogenicity data shown below demonstrate that the monovalent Flu-SV-mRNA candidate was generally well tolerated with no safety concerns observed to date across all tested dose levels. A single dose of Flu-SV-mRNA (dose level undisclosed) was assessed for safety and reactogenicity in older adults (age 60-80) and was also observed to be safe and well tolerated with no grade 3 adverse events in the 32 subjects who were administered the mRNA construct.

Immunogenicity of the monovalent Flu-SV-mRNA construct was assessed in parallel with a licensed seasonal flu vaccine comparator in both age groups, shown as the orange bar to the right in the figures below. The data illustrate the ratio of post- to pre-boost geometric mean hemagglutinin inhibition antibody titers. In younger adults, Flu-SV-mRNA achieved comparable antibody increases to the licensed vaccine, boosting geometric mean titers at least about 14-fold beginning at the lowest dose of 2µg. In older adults a comparable ratio of post- to pre-boost titers of 14.5 was achieved at the undisclosed dose, which compares to a ratio of 6.2 for the flu vaccine comparator.

The robust preliminary ratios of post- to pre-boost geometric mean hemagglutinin inhibition antibody titers were shown to result in seroconversion rates that are substantially higher for the modified mRNA candidate. Specifically in the older adults age group, the percentage of subjects achieving seroconversion was 89.7% for Flu-SV-mRNA and 56.2% for the licensed flu vaccine comparator.

Interim data support the progression of the modified second-generation mRNA technology for the development of a multivalent mRNA flu vaccine. The vaccine candidate for future clinical development is expected to target all four strains recommended by the WHO for influenza vaccines. A Phase 1/2 study for multivalent vaccine candidates is expected to start in the second quarter of 2023.

Preclinical COVID-19 Vaccines Program (second-generation mRNA backbone)

CV2CoV: Preclinical Data of the Non-Chemically Modified Construct Encoding the Original Virus

CV2CoV encodes the prefusion stabilized full-length spike protein of the original SARS-CoV-2 virus formulated within Lipid Nanoparticles, or LNPs. On May 13, 2021, we announced that CV2CoV is able to induce high levels of antigen production in an in vitro setup as well as strong and dose-dependent immune responses in a preclinical study in rats. These data were complemented in June, 2021, by preclinical data published in Nature Communications demonstrating full protection by CV2CoV and CVnCoV from lethal infection caused by SARS-CoV-2 ancestral strain BavPat1 or the Beta variant (B.1.351) in a transgenic mouse model. On August 16, 2021, we announced availability of a preprint manuscript with preclinical data investigating immune responses as well as the protective efficacy of CV2CoV in comparison to first-generation vaccine candidate, CVnCoV, against SARS-CoV-2 challenge in non-human primates. The study, conducted in collaboration with Dan Barouch, MD, Ph.D., of Beth Israel Deaconess Medical Center, assessed cynomolgus macaques vaccinated with 12µg of either the first or second-generation vaccine candidate. Better activation of innate and adaptive immune responses was achieved with CV2CoV, resulting in faster response onset, higher titers of antibodies and stronger memory B and T cell activation as compared to our first-generation candidate, CVnCoV. Higher antibody neutralizing capacity was observed with CV2CoV across a broad range of variants, including the Beta, Delta and Lambda variants. During challenge with the original SARS-CoV-2 virus, animals vaccinated with CV2CoV were found to be better protected compared to CVnCoV based on effective clearance of the virus in the lungs and nasal passages. A direct comparison of CV2CoV with a licensed mRNA vaccine in non-human primates was able to show that neutralizing antibody levels measured following full vaccination of animals with either 12µg of CV2CoV or a 30µg standard dose of the licensed mRNA vaccine were highly comparable. Full data was published in Nature on November 18, 2021. Following these preclinical data, we announced the start of a Phase 1 clinical trial with CV2CoV on March 30, 2022. On April 21, 2022, the preclinical data for the second-generation mRNA backbone was extended by a study conducted in collaboration with the Friedrich-Loeffler-Institut, comparing immune responses and protective efficacy of monovalent and bivalent mRNA vaccines encoding Beta and/or Delta variants, primarily in a transgenic mouse model and a Wistar rat model. The preclinical data from the highlighted CV2CoV publications are detailed in the following chapters.

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

For the preclinical study, we designed unmodified mRNA vaccines encoding the Spike protein sequences from the Beta and Delta variants, which are distant variants with non-overlapping mutations in the RBD domain, as well as the ancestral strain, CV2CoV.351, CV2CoV.617 and CV2CoV, respectively. The vaccines containing a total of 0.5 µg mRNA per dose were administered intramuscularly; the bivalent vaccine (CV2CoV.351 and CV2CoV.617 together) contained 0.25 µg mRNA of each variant, i.e., half the dose of the monovalent vaccines. K18-hACE2 transgenic mice received 20 µL of a low dose monovalent CV2CoV, CV2CoV.351, CV2CoV.617 or bivalent vaccine (CV2CoV.351 and CV2CoV.617) containing a total of 0.5 µg mRNA or NaCl (sham) on Day 0 and Day 28. Following challenge with Beta and Delta variants (104,4 TCID50) on Day 56, all vaccinated mice were protected from SARS-CoV-2-induced lethality and virus spread, while all Beta-challenged and 67% of Delta-challenged sham-vaccinated animals succumbed to infection.

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

Assessment of protective efficacy following challenge infection with SARS-CoV-2

Figure: Negative-control animals (sham) and animals (n = 6 per group) vaccinated on day 0 and day 28 with 12 µg of CVnCoV or CV2CoV were challenged with 1.0 × 105 TCID50 of SARS-CoV-2 (USA-WA1/2020) via the intranasal and intratracheal routes. (A B) BAL (A) and nasal swab (B) samples collected on days 1, 2, 4, 7 and 10 after challenge were analyzed for levels of replicating virus by RT–PCR specific for sgRNA. Thin black lines represent individual animals and thick red lines depict the median; the dashed line shows the limit of detection.

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

Titers of binding and neutralizing antibodies elicited following CVnCoV and CV2CoV vaccination

a
P = 0.0411
Peak log10 sgRNA copies per ml
Sham
CVnCoV
CV2CoV
b
P = 0.0087
Peak log10 sgRNA copies per swab
Sham
CVnCoV
CV2CoV
c
ELISA versus BAL
R = −0.7184
P = 0.0008
Peak log10 sgRNA copies per ml
Week 6 RBD ELISA titre
d
ELISA versus NS
R = −0.8346
P < 0.0001
Peak log10 sgRNA copies per swab
Week 6 RBD ELISA titre
e
NAb versus BAL
R = −0.7490
P = 0.0003
Peak log10 sgRNA copies per ml
Week 6 NAb titre
f
NAb versus NS
R = −00.7899
P < 0.0001
Peak log10 sgRNA copies per swab
Week 6 NAb titre

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

CVnCoV and CV2CoV protect K18-hACE2 mice against SARS-CoV-2 variants BavPat1 and B1.351

a
Sham
FI-Virus
CVnCoV
CV2CoV 0.5 g
CV2CoV 2 g
CV2CoV 8 g
adsorbance (450nm)
p=0.0002
p=0.0002
p=0.0001
p=0.0001
0 28 55
b
VNT (ND100)
p≤0.0001
p=0.01
p≤0.0001
p=0.04
p≤0.0001
p=0.0001
p=0.002
p=0.01
p≤0.01
BavPat1
B.1.351
FI-Virus
CVnCoV
CV2CoV 0.5 g
CV2CoV 2 g
CV2CoV 8 g
c
BavPat1
p≤ 0.0001
p=0.02
Percent of Survival
DPI
d
B.1.351
p= 0.0008
p= 0.066
Sham
FI-Virus
CVnCoV
CV2CoV 0.5 g
CV2CoV 2 g
CV2CoV 8 g
Percent of Survival
DPI

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

CVnCoV prevents replication of SARS-CoV-2 variants BavPat1 and B.1.351 in K18-hACE2 mice

Figure: K18-hACE2 mice vaccinated with 8µg CVnCoV (orange) or 0.5µg (light green), 2µg (green) or 8µg (dark green) CV2CoV received 106 FI-Virus (blue, formalin-inactivated and adjuvanted SARS-CoV-2-preparation) or NaCl (black, SHAM group) on day 0 and day 28 followed by i.n. challenge with 105.9 TCID50 of SARS-CoV-2 variants BavPat1 or 105,5 TCID50 B1.351. RT-qPCR for genomic RNA of SARS-CoV-2 was performed with either (A) oral swab samples at day 4 or from organ samples of (B) the upper respiratory tract, (C and D) the lower respiratory tract (caudal lung = circle; cranial lung = squares) and (E and F) the brain at day 10 or at the humane endpoint. Each dot represents one individual mouse. Each sample was tested once, and assays were repeated at least once. P-values were determined by nonparametric one-way ANOVA and Dunn’s multiple comparisons test. Scatter plots are labeled with median (height of the bar) and interquartile range. Differences were considered significant at p˂0.05 with exact p-values displayed in the figure. Source data are provided as a Source Data file.

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

CV2CoV mRNA enhances protein expression

Figure: Flow cytometric analysis using an S-specific antibody either with or without membrane permeabilization allowing detection of intracellular or cell surface bound S protein. Geometric mean fluorescence intensity (GMFI) of transfected HeLa cells are expressed as mean + standard deviation (SD) of duplicate samples of two independent experiments. T-test was used to compare groups.

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

CV2CoV triggers high levels of binding antibody responses in rats

A
d14
B
d21
C
d42
IgG1 endpoint titer
IgG2a endpoint titer
Buffer
0.5 µg
2 µg
8 µg
20 µg
40 µg
CV2CoV

Figure: Female and male Wistar rats (n=6 per group) were vaccinated IM on day 0 and day 21 with five different doses ranging from 0.5µg to 40 µg of CV2CoV. Wistar rats (n=4) vaccinated with 0.9% NaCl (Buffer) on day 0 and day 21 served as negative control. SRBD protein specific binding antibodies, displayed as endpoint titers for IgG1 and IgG2a in serum upon one vaccination ((A) day 14 and (B) day 21) or two vaccinations ((C) day 42). Each dot represents an individual animal, bars depict the median.

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

In summary, vaccination with CV2CoV induced high, dose-dependent levels of RBD binding and virus neutralizing antibodies in outbred rats. Antibody responses were detectable in doses as low as 0.5µg and doses of ≥2µg resulted in robust antibody levels. Importantly, a single vaccination of ≥2µg was sufficient to induce neutralizing titers two weeks post injection. In comparison, preclinical studies in rats, hamsters and NHPs have shown that two vaccinations of CVnCoV are required to induce significant levels of VNTs, providing proof for the enhanced characteristics of CV2CoV. In addition, the serum of vaccinated rats showed significant cross-neutralization against certain Variants of Concern, including the B.1.1.298, Alpha (B.1.1.7) and Beta (B.1.351) variants. These abilities further support CV2CoV’s application in the context of multivalent vaccines that might become necessary as the virus mutates further.

mRNA-Based Prophylactic Vaccine Programs Applying First-Generation mRNA Backbone

Clinical COVID-19 Vaccines Program (first-generation mRNA backbone): CVnCoV

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

On October 12, 2021, we announced the strategic decision to withdraw our first-generation COVID-19 vaccine candidate, CVnCoV, from the approval process with the European Medicines Agency, or EMA, and to focus our COVID-19 vaccine program on the development of mRNA vaccine candidates based on our second-generation backbone in collaboration with GSK. The decision was aligned with the evolving dynamics of the pandemic response toward greater need for more differentiated vaccines. The rolling submission with the EMA was originally initiated in February 2021 to assess CVnCoV’s compliance with standards for vaccine efficacy, safety and pharmaceutical quality as a prerequisite for a formal market authorization application. Later in 2021, the EMA informed us that it would not start reviewing the provided CVnCoV data packages before 2022. As a result, we estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. By this time, we expected candidates featuring the second-generation backbone to be progressing through clinical development. Consequently, CVnCoV was also withdrawn from a rolling submission with Swissmedic, Switzerland’s authority responsible for the authorization and supervision of therapeutic products, initiated in April 2021, to review the safety, efficacy and pharmaceutical quality of CVnCoV as a prerequisite for market authorization.

Two clinical studies with our first-generation candidate, CVnCoV, are still ongoing with the scheduled safety follow-up times for all trial participants as per the respective trial protocols, i.e. the Phase 2b/3 (HERALD) study in Europe and Latin America (initiated in December 2020) and a Phase 3 study in healthcare workers in Germany (initiated in December 2020). Primary data of the Phase 2b/3 (HERALD) trial was published in The Lancet on November 23, 2021.

For a Phase 1 study in Germany (initiated in June 2020), a Phase 2a study in Peru and Panama (initiated in September 2020) and a Phase 3 study in participants with comorbidities in Belgium (initiated in April 2021) all subject follow-up times have been completed as per the respective trial protocols. Data of an interim analysis of the Phase 1 trial was published in Wiener klinische Wochenschrift on August 10, 2021. The first clinical data readout of the Phase 2a clinical trial in Peru and Panama was uploaded to the SSRN preprint server on December 10, 2021.

Previously announced studies to be initiated with CVnCoV, including a Phase 2 clinical trial, focusing on immunogenicity in older adults above the age of 65 years old compared to younger adults and a flu-coadministration study, planned to be initiated together with Bayer AG to assess compatibility with established seasonal vaccines in an older population, were cancelled.

CVnCoV Phase 2b/3 Clinical Trial (Pivotal Trial for CVnCoV Safety and Efficacy)

We initiated a Phase 2b/3 clinical trial for CVnCoV, called HERALD, in December 2020. The study is still ongoing with the scheduled safety follow-up times for all trial participants as per the trial protocol. Primary data of the Phase 2b/3 (HERALD) trial was published in The Lancet on November 23, 2021.

The study is a randomized, observer blind, placebo-controlled trial on a two-dose 12µg schedule. The initial phase 2b part of the trial was designed to characterize the safety, reactogenicity and immunogenicity of CVnCoV, and the phase 3 part of the trial was designed to evaluate its efficacy and safety. An independent data and safety monitoring board (DSMB) conducted interim safety reviews of the phase 2b part of the trial before enrollment for the phase 3 part of the trial and will continue to monitor safety until study end. The trial has a primary safety objective and a primary efficacy objective: the demonstration of the efficacy of preventing first episodes of confirmed cases of COVID-19 of any severity in participants who have never been infected with SARS-CoV-2. Altogether, 39,680 participants were enrolled in the predefined age groups of 18 to 60 and above 60 years old and randomly assigned in the phase 2b and phase 3 parts of the trial.

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

Solicited local and systemic adverse events in the phase 2b reactogenicity analysis set

A Dose 1
B Dose 2
Solicited systemic adverse events
Pain
Redness
Swelling
Itching
Placebo
CVnCoV
Grade 1–2 CVnCoV
Grade 1–2 placebo
Grade 3

C Dose 1
D Dose 2
Solicited systemic adverse events
Fever
Headache
Fatigue
Chills
Myalgia
Arthralgia
Nausea or vomiting
Diarrhoea
Placebo
CVnCoV
0
10
20
30
40
50
60
70
80
90
100
Proportion of participants (%)

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

HERALD was conducted in an unprecedented evolving landscape that reflects the changing reality of the global COVID-19 pandemic, with an increasing number of SARS-CoV-2 variants adding additional challenges to the assessment of COVID-19 vaccine candidates. Sequence data were available for 184 of 207 adjudicated cases in people aged 18–60 years. About 50% of cases of COVID-19 in our trial were caused by variants of concern, 35% were caused by variants of interest, as classified by WHO in September 2021, and about 3% were caused by wild-type, with the remaining 11% caused by other variants. Although we were only able to evaluate vaccine efficacy against these variants in participants aged 18–60 years, the results indicate that the vaccine had similar efficacies against Alpha, Gamma and Lambda variants. Many newly emerged strains have shown increased transmissibility, and differences in neutralizing antibody activity against these strains might alter vaccine efficacy.

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

We previously reported that two doses of CVnCoV-induced seroconversion in more than 60% of individuals who were immunologically naïve for SARS-CoV-2, although GMTs waned to baseline levels on day 180 in our phase 1 and 2a studies. Here, we observed that SARS-CoV-2-pre-exposed individuals still had measurable neutralizing antibodies against both wild-type and Delta up to six months after the ﬁrst two doses. This indicates that two doses of CVnCoV induced a more potent and longer-lasting immune response against the wild-type and Delta variant in pre-exposed individuals, compared with SARS-CoV-2-naïve individuals. The participants who were naturally pre-exposed by a SARS-CoV-2 infection and who received the day 180 booster had the highest day 208 wild-type and Delta neutralizing response compared to those who were naïve at baseline.

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

Robust immune responses were observed in all groups of initially seronegative participants, with median titers comparable with those in sera from patients convalescing after COVID-19 infection. At day 29, 4 weeks after the first dose, there were small dose-dependent increases with seroconversion rates of 6–26% across vaccine groups, with more marked increases in all groups on day 36, with 50–74% seroconverting. The seroconversion rate continued to increase to 69–95% at day 43 when median titers were 1738 (IQR: 725–3094), 2239 (2175–3079), 2818 (12–6086), 3135 (56–5349) and 5118 (485–6319), in 2, 4, 6, 8 and 12μg groups, respectively. Notably, the 12μg group value at day 43 was comparable to the median titer of 6381 (5400–12432) in convalescent sera.

The applied human convalescent patient sera panel consisted of 67 convalescent patients, who exhibited multiple symptoms and of which 16 patients (24%) were hospitalized. Binding and neutralizing antibody titers of these convalescent patients are based on blood samples collected mainly at the peak time of humoral response, between four to eight weeks after diagnostic confirmation of a SARS-CoV-2 infection.

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

Clinical Rabies Vaccines (first-generation mRNA backbone): CV7202

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

CV7202 Phase 1 Clinical Trial

The Phase 1 clinical trial for CV7202, initiated in the fourth quarter of 2018, was conducted as a non-randomized, open-label, controlled, dose-escalation, multi-center Phase 1 study evaluating safety, reactogenicity and immunogenicity of different dosages of CV7202 administered as intramuscular injections in healthy adults 18 to 40 years of age in one- or two-dose regimens. A control group received Rabipur according to the standard schedule. The primary objective was assessment of safety and reactogenicity up to 28 days after administration by intramuscular injection of either a first or second dose of in a range of increasing dosages starting at 5 µg. Main secondary objectives were the evaluation of safety follow-up to two years after vaccination and comparison of the immune response to CV7202 with the licensed rabies vaccine, Rabipur®, administered in its recommended three dose schedule. Following observation of excess reactogenicity to 5µg CV7202 the protocol was modified to assess lower (1µg and 2µg) rather than higher dosages.

Patient demographics

The study enrolled a total of 53 subjects in three CV7202 groups, 1μg (n=16), 2μg (n=16) and 5μg (n=10), and one Rabipur group (n=11) as control. In both the CV7202 1μg and 2μg groups, all subjects received a single dose of CV7202 on day 1 with half the cohort (n=8) in each dose group receiving a second dose of CV7202 on day 29. In the CV7202 5μg group, the 10 subjects received a single dose of CV7202 on day 1. Of the 11 subjects enrolled in the Rabipur group received, 10 subjects received the licensed three-dose primary vaccination schedule on days 1, 8 and 29, respectively.

Interim safety results

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

Interim immunogenicity results

We showed that all recipients, despite the low amount of mRNA included in the vaccine, had functional antibody responses after two 1 or 2 lg doses of CV7202, with GMTs of both rabies-specific neutralizing and RABV-G-specific IgG antibodies that were not significantly lower than those observed after three doses of licensed rabies vaccine. The neutralizing response profile of CV7202 displayed a strong correlation with production of RABV-G-specific IgG antibodies following two doses. There were also transient increases in IgM antibodies but not IgA after second doses of Rabipur and CV7202 (data not shown), but direct comparison of the kinetics of these responses is complicated by the different vaccination schedules—1 and 8 days for licensed vaccine and 1 and 29 days for CV7202—and no second 5 lg dose. The large IgG responses evident 7 days after the second vaccination, and their direct correlation with the neutralizing response suggest the first dose of lower dosages of CV7202 had primed B cells to respond to the second vaccination with an anamnestic response. Although responses with two doses of 1 or 2 lg CV7202 were not significantly lower than those induced by three doses of Rabipur, it may be interesting to compare CV7202 and Rabipur responses when used in the same schedule of three doses at Days 1, 8 and 29. This interim report presents the immune responses up to four weeks after the second dose, but participants will be monitored for two years to assess long-term safety and persistence of the immune response. Further investigations of antibody responses after a booster vaccination, possibly with lower doses, will be necessary to determine whether long-term immune memory has developed, together with a qualitative comparison of avidity, IgG subclasses and B cell responses for CV7202 and the licensed vaccine.

Virus neutralizing titer (VNT) responses were detected in all four study groups. Following a 5µg dose of CV7202, VNT levels ≥ 0.5 IU/ml were observed from day 29 in two of nine (22%) participants and these responses were maintained up to day 57, the last timepoint assessed.

Neutralizing antibody titers in all four study groups following immunization with CV7202

1 µg CV7202
2 µg CV7202
5 µg CV7202
Rabipur
1 dose group
2 dose group
Geometric mean VNT (95% CI), IU/mL
100
10
1
0.1
0.01
1
8
15
29
36
43
57
Days

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

Anti-RABV-G IgG antibodies displayed the same pattern of responses as VNTs. There were detectable increases after one dose with 6 of 16 (38%), 11 of 16 (69%) and 8 of 9 (89%) participants in the 1, 2 and 5µg dosage groups developing low levels of RABV-G-specific IgG, respectively. GMTs were 853 U/mL (95% CI: 455–1599), 1581 U/mL (899–2780) and 2409 U/mL (1113–5215) at day 29 after the first dose in the 1, 2 and 5µg CV7202 groups, respectively, and these levels did not further increase in one dose groups. Much larger increases were observed after second vaccinations, peaking at 34,186 U/mL (13253–88185) and 20,707 U/mL (5592–76678) at day 43 in the 1 and 2µg groups, respectively. There were highly significant positive Spearman correlations between VNT and IgG titers, particularly after two doses of CV7202 (r2 = 0.8319, p < 0.0001). An IgG response was not detected one week after the first Rabipur vaccination; GMTs were 461 and 464 at days 1 and 8, respectively, but rapidly increased to 12,460 U/mL (95% CI: 6575–23611) at day 15, 7 days after the second dose. A further incremental increase to 33,373 U/mL (21236–52447) was observed after the third dose and this level was sustained to day 57. As for the VNT, RABV-G IgG GMTs at Day 43 after two doses of CV7202 were not statistically significantly lower than those achieved with three doses of Rabipur.

RABV-G-specific immunoglobulin antibodies in all four study groups following immunization with CV7202

1 µg CV7202
2 µg CV7202
5 µg CV7202
Rabipur
1 dose group
2 dose group
100000
10000
1000
100
1
8
15
29
36
43
57
Geometric mean IgG concentration (95% CI), U/mL
Days

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

In summary, despite the low amount of mRNA included in the vaccine, all recipients had functional antibody responses after two 1 or 2µg doses of CV7202, with GMTs of both rabies-specific neutralizing and RABV-G-specific IgG antibodies that were not significantly lower than those observed after three doses of licensed rabies vaccine. The neutralizing response profile of CV7202 displayed a strong correlation with production of RABV-G-specific IgG antibodies following two doses. The large IgG responses evident 7 days after the second vaccination, and their direct correlation with the neutralizing response suggest the first dose of lower dosages of CV7202 had primed B cells to respond to the second vaccination with an anamnestic response. Although responses with two doses of 1 or 2µg CV7202 were not significantly lower than those induced by three doses of Rabipur, it may be interesting to compare CV7202 and Rabipur responses when used in the same schedule of three doses at days 1, 8 and 29.

Preclinical Rabies Vaccines (first-generation mRNA backbone): CV7202

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

Preclinical Influenza Vaccine (first-generation mRNA backbone): CV-SSIV

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

We believe key potential advantages of our approach to traditional seasonal vaccines include:

●	Commercial seasonal vaccines usually contain three to four strains of the virus and may offer limited protection as the virus mutates. Adding more strains or further antigens, which can increase or broaden the level of protection conferred by the vaccine, might be an advantage of an mRNA-based vaccine.
●	mRNA-based vaccines offer greater production flexibility to adapt to circulating seasonal strains. An mRNA influenza vaccine can be generally produced in under three months from strain identification to a finished GMP product. This rapid vaccine development process would allow treatment of a larger fraction of patients before too many changes are introduced by viral mutations.
●	Traditional egg-produced vaccines rely upon high-yielding production strains and often have to contend with egg-adaptation during passage, neither aspect is an issue for mRNA-based vaccination.

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

LNP-Formulated Influenza A H1N1 HA mRNA Vaccine Induce High and Long-Lasting

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

While the reasons for the failure of RSV vaccines to protect against infection remain unclear, the lack of understanding regarding the identity of the natural protective immune response in subjects has challenged the development of an effective RSV vaccine. In certain previous clinical studies, an increase in the immune response has been detected but has not resulted in any further protection against the progression of the RSV infection. Currently, there are several vaccines for RSV in development, including subunit vaccines, attenuated vaccines and those delivering RSV antigens by recombinant vectors such as vaccinia virus or bovine-based systems.

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

Seasonal Flu Program

The second-generation mRNA backbone using modified mRNA was selected as the preferred technology for further clinical development in the seasonal flu vaccine program. In the Phase 1 study of the monovalent Flu-SV-mRNA, expressing an H1N1 hemagglutinin antigen (subtype of influenza A), five doses ranging from 2 to 54μg with up to 25 subjects per dose cohort were evaluated in younger adults (age 18-45). In this age group, preliminary safety and reactogenicity data showed that the monovalent Flu-SV-mRNA candidate was generally well tolerated with no safety concerns observed to date across all tested dose levels. A single dose of Flu-SV-mRNA (dose level undisclosed) was assessed for safety and reactogenicity in older adults (age 60-80) and was also observed to be safe and well tolerated with no grade 3 adverse events in the 32 subjects who were administered the mRNA construct. Immunogenicity of the monovalent Flu-SV-mRNA was assessed in parallel with a licensed seasonal flu vaccine comparator in both age groups. In younger adults, adjusted geometric mean hemagglutinin inhibition antibody titers elicited by Flu-SV-mRNA increased up to approximately 3.3 times those elicited by the licensed flu vaccine comparator in younger adults. In older adults, adjusted geometric mean hemagglutinin inhibition antibody titers elicited by Flu-SV-mRNA were approximately 2.3 times those elicited by the licensed flu vaccine comparator. In the same age group, the percentage of subjects achieving seroconversion was 89.7% for Flu-SV-mRNA and 56.2% for the licensed flu vaccine comparator.

Interim data support the progression of the modified second-generation mRNA technology for the development of a multivalent mRNA flu vaccine. The vaccine candidate for future clinical development is expected to target all four strains recommended by the WHO for influenza vaccines. A Phase 1/2 study for multivalent vaccine candidates is expected to start in the second quarter of 2023.

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

RNA-Based Therapeutics in Molecular Therapies

mRNA-based protein supplementation offers a therapeutic approach to compensate for lack of proteins in monogenetic diseases caused by loss-of-function mutations. It offers a potentially curative treatment option, especially in diseases in which the protein is expressed predominantly in organs that can be reached by intravenous delivery (such as the liver). Despite the success of classical enzyme-replacement therapy in several metabolic disorders, this therapeutic approach is not well suited for treatment of diseases caused by the lack of functional intracellular proteins, especially if the proteins are located in or on intracellular compartments. Additionally, as therapeutic proteins are conventionally manufactured by using human, animal or even plant cells, the pharmacological and biochemical properties of such recombinant proteins may differ from endogenously expressed enzymes. Cellular localization, folding and post-translational modifications can especially be critical for the correct function of a therapeutic protein. Delivery of mRNA can overcome these limitations and is likely to result in expression of a functional protein at a physiological cellular location. An example of our rare disease approach is for the potential treatment of hereditary spastic paraplegia, or HSP.

Hereditary Spastic Paraplegia

HSP is a group of inherited disorders that are characterized by progressive weakness and spasticity of the legs due to axonal degeneration of the corticospinal tract. Hereditary spastic paraplegia type 5, or SPG5, is caused by autosomal recessive loss-of-function mutations in CYP7B1, a gene encoding for the cytochrome P-450 oxysterol 7-α-hydroxylase, essential for the alternative pathway of bile acid synthesis in the liver. Mutations causing SPG5 lead to decreased enzyme activity of CYP7B1 and accumulation of oxysterols in the serum, the liver and then the central nervous system. The accumulation of hydroxyl cholesterol, or HC, in the brain is what is believed to be the pathologic correlate of this particular disease, which leads to spasms and paraplegia as symptoms. To date, no curative treatment for SPG5 is available. Current clinical treatment strategies for SPG5 are based on the reduction of cholesterol by applying cholesterol-lowering drugs (statins), which consequently lead to a reduction of oxysterols.

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

As shown below, we investigated the safety and efficiency of repeated dosing with four consecutive doses of 40 μg LNP-encoded mRNA of CYP7B1 administered intravenously every five days. LNP loaded with a non-translating mRNA were applied as control (vehicle). Prior to the administration, serum samples were taken to determine basal oxysterol levels. Two days after the last injection (17 days of treatment), animals were sacrificed, and serum, liver and brain samples were analyzed. Oxysterol analysis of these samples demonstrated a significant decrease of 25 hydroxy cholesterol, or 25 HC, in the serum and liver. mRNA expression of the human CYP7B1 in the liver led to a reduction of 25 HC in the liver by 8-fold and in serum by approximately 88%. These effects are accompanied by a reduction of the accumulation of 25 HC in the brain by more than 50%. Additionally, repetitive treatment resulted in a significant decrease of 27-HC and 3β-HCA in livers of treated compared to vehicle animals.

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

We have conducted preclinical studies in an undisclosed lysosomal storage disease, or LSD, to evaluate LNP delivery of mRNA encoding the deficient enzyme to the liver, production of the enzyme by the liver and subsequent secretion and systemic distribution of the enzyme to the primary organs affected by the disease. In this specific LSD, the enzyme deficiency results in a progressive accumulation of lipid in cellular lysosomes, which ultimately affect the functioning of the heart and kidneys. Enzyme replacement therapy, or ERT, which involves intravenous administration of recombinant enzyme, has been the standard of care for this specific LSD. In contrast to ERTs, our LNP mRNA technology specifically and efficiently targets the liver to naturally produce the missing enzyme, which is subsequently secreted into the bloodstream and distributed to the affected organs. In this specific LSD, the liver is not the target organ, but is used to produce the endogenous native enzyme.

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

A
mRNA Therapy
untreated
B
Enzyme activity 7 days after SD
ng/mmol/hr
Heart
mRNA therapy
recombinant protein
C
Enzyme activity 7 days after SD
ng/mmol/hr
mRNA therapy recombinant protein
Kidney
mRNA therapy
recombinant protein
D
Toxic metabolite reduction (heart)
% untreated
7 days
14 days
28 days
42 days
56 days
Days after SD
mRNA therapy
untreated

Liver-Specific Metabolic Diseases

We are applying a similar approach to inherited liver-specific metabolic disorders of amino acids, nitrogen and essential nutrients. The goal of these studies is to restore the specific enzyme or protein that is deficient in the liver by LNP-mediated delivery of mRNA to the liver. As such, the target organ for correction is the liver, and secretion and systemic distribution of the enzyme or protein to other organs is not required for a therapeutic effect.

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

We evaluated the use of mRNA for passive immunization in two indications, rabies and botulism, that can be considered prototypes for anti-pathogen and anti-toxin therapies, respectively. Single injections of mRNA-LNPs were sufficient to establish rapid, strong and long-lasting serum antibody titers in vivo, thereby enabling both prophylactic and therapeutic protection against lethal rabies infection or botulinum intoxication. In both models, the high levels of in vivo serum expression conferred full protection in pre- and post-exposure scenarios.

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

Targeted delivery of LNP-encapsulated mRNA into hepatocytes of fibrotic livers

Figure. Successful mRNA delivery into hepatocytes of fibrotic BALB/c mice by LNP. Bioluminescence analyses at 8 h, 24 h and 48 h in wild type control and CCl4-induced fibrotic mice (n = 3 mice per group) injected i.v. with 40µg luciferase mRNA-encapsulated LNP (Luc/LNP).

To address whether systemic administration of HNF4A mRNA inhibits liver fibrosis, mice with toxin- (repeated CCl4 injection, data shown below) or cholestasis-induced fibrosis (induced via 3,5-diethoxycarbonyl-1,4-dihydrocollidine DDC-containing diet, data not shown) were used. HNF4A mRNA levels significantly decreased in fibrotic livers from both models. HNF4A/LNP or ZsGreen/LNP (henceforth referred to as control) were injected i.v. into fibrotic mice at 2 mg/kg per injection. HNF4A protein expression was confirmed in HNF4A/LNP-injected mouse livers and was absent in control mice, since the HNF4A antibody was only specific to human but not mouse HNF4A. HNF4A/LNP-injected mice showed significantly reduced alanine aminotransferase (ALT) and bilirubin indicating improved liver function, and significantly reduced levels of collagen (hydroxyproline assay), suggesting decreased fibrosis in both CCl4 and DDC models. Histological analyses, desmin (profibrogenic activated stellate cell marker) and Sirius red (collagen marker) staining further conﬁrmed reduced ﬁbrosis in CCl4 (Fig. F, N). Our data together provide evidence that HNF4A mRNA delivery attenuates fibrosis in mouse models of toxin as well as cholestasis-induced fibrosis.

Therapeutic HNF4A/LNP delivery inhibits toxin induced liver fibrosis

Figure. Therapeutic HNF4A/LNP delivery inhibits toxin induced liver fibrosis. CCl4-induced liver fibrosis (n = 6 mice per CCl4 model). (B) Hnf4a qPCRs after CCl4 injection. (D) Liver function tests for ALT shows reduced injury upon HNF4A/LNP administration. (E) Hydroxyproline assay shows reduced collagen content.

Figure. Therapeutic HNF4A/LNP delivery inhibits toxin induced liver fibrosis. CCl4-induced liver fibrosis (n = 6 mice per CCl4 model). (F) Immunohistochemical images of H&E, desmin and Sirius red stainings. Scale bars, 100 lm. (G) Quantiﬁcation of Sirius red and desmin stainings.

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

Eye Diseases

We are exploring the treatment of eye diseases with mRNA therapy. We have strategic collaborations with SERI for the development of mRNA-based treatments for currently undisclosed eye indications. We believe that the treatment of eye diseases with mRNA therapy represents an excellent opportunity for the mRNA approach for the following reasons:

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

Based on positive preclinical data the agreement and collaboration with SERI moved ahead. We believe that the clinical and research expertise in eye diseases at SERI would allow us to fully leverage our mRNA in the discovery and validation of eye disease targets amenable to mRNA treatment. In collaboration with SERI, a high-priority rare eye condition has been identified for development. Multiple therapeutic targets have been identified for this condition and mRNAs have been generated and are currently being tested in preclinical studies, including models of disease.

Significant Agreements

Collaborations

We have entered into various licensing and commercialization agreements, including the following agreements with respect to product candidates:

Collaboration and License Agreements

2020 GlaxoSmithKline Collaboration and License Agreement

In July 2020, we entered into a Collaboration and License Agreement with GSK, which we refer to as the 2020 GSK Agreement, pursuant to which we are collaborating with GSK to research, develop and commercialize prophylactic and therapeutic non-replicating mRNA-based vaccines and antibodies targeting infectious disease pathogens. Under the terms of the 2020 GSK Agreement, we granted GSK a worldwide exclusive, sublicensable (subject to certain conditions) license under certain of our intellectual property relating to vaccines and antibodies encoded by our proprietary mRNA targeting certain selected pathogens, or GSK Program Products, and a non-exclusive license under certain LNP technology to develop, manufacture and commercialize a certain number of such GSK Program Products for use in connection with the infectious diseases targeted under the 2020 GSK Agreement. We additionally granted GSK an exclusive option for a certain period to add additional products in the field of infectious diseases as GSK Program Products. If such additional product targets a coronavirus other than SARS-CoV-2, at our election such product will be developed and commercialized on a cost and profit split basis under the GSK COVID Agreement. GSK is permitted for a certain period to replace any of the GSK Program Products with an alternative product, up to a certain number of times, and to exchange any antigen or antibody for which we have granted GSK a license under LNP technology for an alternative antigen or antibody, up to a certain number of times. In the event we obtain rights to any intellectual property controlled by a third party that is useful for the development, manufacture or commercialization of the GSK Program Products, but which is not necessary to obtain freedom to operate with respect to the use or exploitation of our technology or know-how, we must, at GSK’s election, use commercially reasonable efforts to obtain a sublicense to such rights on behalf of GSK. Under the terms of the 2020 GSK Agreement, GSK granted us a royalty-free, non-exclusive license under certain GSK-controlled technology to perform certain development and manufacturing activities under the 2020 GSK Agreement. The 2020 GSK Agreement was amended and restated in April 2021, September 2021, February 2022 and March 2022. Under the September 2021 Amendment, each party also granted the other party a royalty-free, perpetual, worldwide, non-exclusive, sublicensable license under certain inventions created by such party to freely practice, use and exploit such inventions in any field.

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

GSK paid us an upfront payment of €120 million and is required to pay us a manufacturing capacity reservation fee of €30 million following a certain regulatory milestone event, which is creditable against future milestone payments. We are eligible to receive up to between €28 million to €45 million in development milestone payments, €32 million to €35 million in regulatory milestone payments and €70 to €100 million in commercial milestone payments, depending on the GSK Program Product. Upon each exercise of its option to add additional products as GSK Program Products, GSK is required to compensate us for certain development costs and pay any accrued milestone payments. If GSK exercises its right to replace a GSK Program Product and if the replacement product was already under development by us, GSK must compensate us for certain development costs and pay any accrued milestone payments. We are eligible to receive tiered royalty payments ranging from a single-digit percentage to a low teens percentage on net sales, subject to certain customary reductions. GSK’s royalty obligations continue on a product-by-product and country-by-country basis until the later of (i) the expiration of the last to expire valid claim covering such product in such country, (ii) the earlier of expiration of regulatory exclusivity for such product in such country or 12 years following the first commercial sale of such product in such country or (iii) ten years following the first commercial sale of such product in such country provided our proprietary know-how is required for such product. In any event, GSK’s royalty obligations with respect to a product will expire in all countries no later than 20 years following the first commercial sale of such product in any country in which GSK is responsible for the commercialization of approved GSK Program Products. GSK is required to compensate us for certain development and regulatory costs we may incur in connection with our performance of our obligations under the 2020 GSK Agreement and we are eligible to receive up to €20,000 in reimbursements for expenses incurred recording or registering the licenses granted under the 2020 GSK Agreement. Under any distribution agreement entered into between us and GSK in connection with our distribution of a GSK Program Product in Austria, Germany and Switzerland, we will be required to purchase supply from GSK and pay GSK a low thirties percentage royalty on net sales. Under the March 2022 amendment, GSK and CureVac agreed on certain changes to the manufacturing strategy for the products developed under the collaboration, as a part of which GSK agreed to reimburse us for certain manufacturing expenses amounting to €42 million.

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

GlaxoSmithKline COVID Collaboration and License Agreement

In April 2021, we entered into a collaboration agreement with GSK, which we refer to as the GSK COVID Agreement, pursuant to which we are collaborating with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as our second-generation COVID-19 vaccine candidate, CV2CoV. These vaccine candidates may either be used to protect unvaccinated individuals or to serve as boosters in the event that SARS-CoV-2 immunity gained from an initial vaccination reduces over time.

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

We and GSK are required to complete certain development activities with respect to the GSK COVID Products set forth in various development plans. The GSK COVID Agreement was amended and restated in September 2021, February 2022 and March 2022, as described below, and further amended in August 2022 to reflect conforming updates to the development plans. Pursuant to the amendment in September 2021, we and GSK are required to complete certain development activities with respect to the GSK COVID Products set forth in updated development plans. We and GSK agree to decide whether the GSK COVID Products required for clinical studies will be manufactured by us, GSK or jointly. Once a manufacturing and supply strategy for a given GSK COVID Product has been agreed upon between the parties, we must negotiate and agree in good faith on a commercial supply agreement pursuant to which we may be required to reserve certain manufacturing capacity for GSK. At GSK’s request, we are required to transfer to GSK all know-how necessary for GSK’s development activities under the GSK COVID Agreement and all know-how necessary for the manufacture of the GSK COVID Products. GSK is responsible for the commercialization of GSK COVID Products in all countries other than Austria, Germany and Switzerland and is required to use diligent efforts to commercialize approved GSK COVID Products in certain major market countries. At our request, we and GSK will negotiate and agree in good faith to a distribution agreement pursuant to which we will have the exclusive right to commercialize GSK COVID Products in Austria, Germany and Switzerland. We and GSK are required to provide development data to the other party thorough a joint steering committee.

Under the GSK COVID Agreement, GSK paid us an upfront payment of €75 million. Upon GSK’s exercise of its option to add CVnCoV and boosters for such vaccine as GSK COVID Products, GSK is required to compensate us for certain development costs. We and GSK agreed to equally share all development costs for GSK COVID Products, subject to certain exceptions. We and GSK will share all net profits generated from sales of GSK COVID Products, other than Combination Products, under profit sharing arrangements that in certain cases vary depending upon the GSK COVID Product in question, the time of sale, the number of doses sold and the party to whom the sale is made. We are eligible to receive tiered royalty payments ranging from a sub-teen percentage to a mid-teens percentage on net sales of Combination Products, subject to certain customary reductions. We will pay GSK a high-teen percentage royalty on net sales of all Combination Products in Austria, Germany and Switzerland. All royalty obligations continue on a product-by-product and country-by-country basis until the later of (i) the expiration of the last to expire valid claim covering such product in such country (ii) the earlier of expiration of regulatory exclusivity for such product in such country or 12 years following the first commercial sale of such product in such country, or (iii) 10 years following the first commercial sale of such product in such country provided our proprietary know-how is required for such product. In any event, GSK’s royalty obligations with respect to a product will expire in all countries no later than 20 years following the first commercial sale of such product in the respective party’s territory.

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

CureVac-GSK Consortium Agreement

The Federal Republic of Germany, represented by the Vaccine Production Taskforce on behalf of the Federal Ministry of Health, called for tenders relating to pandemic preparedness, which we refer to as the Tender Procedure. The Tender Procedure resulted in framework agreements for the provision to the Federal Republic of Germany of production capacities and, upon demand, the production and supply of mRNA vaccines (referred to as lot 1) and vector- or protein-based vaccines (referred to as lot 2). Because neither we nor GSK were alone in a position to provide the full range of services requested by the Federal Republic of Germany under the Tender Procedure, we established a consortium with GSK (referred to as the CureVac-GSK Consortium) for the purpose of participating in the Tender Procedure, entering into a framework agreement for the provision of production capacities and, upon demand, the production and supply of mRNA vaccines (lot 1), which we refer to as a Pandemic Preparedness Agreement.

The CureVac-GSK Consortium submitted an application and offer under the Tender Procedure for the award of a Pandemic Preparedness Agreement. On April 8, 2022, the Federal Republic of Germany sent a letter confirming that the CureVac-GSK Consortium had been awarded a Pandemic Preparedness Agreement. Following a qualification phase of a maximum of two years from the award date, the Pandemic Preparedness Agreement grants the government access to a manufacturing capacity of 80 million doses of mRNA-based vaccine per year until 2029, subject to extension. Under the contract, after successful achievement of pandemic preparedness by the end of the qualification phase, the contract will enter into a stand-by phase during which the government will pay the CureVac-GSK Consortium an annual stand-by fee. During the stand-by phase, the CureVac-GSK Consortium is required to maintain a manufacturing capacity of 80 million doses of mRNA-based vaccine per year at constant readiness. The Pandemic Preparedness Agreement is subject to termination by the Federal Republic of Germany or the CureVac-GSK Consortium if, among other things, by the end of the qualification phase the CureVac-GSK Consortium does not have an mRNA-based vaccine for which a marketing authorization (which may be temporary) for the German market has been granted.

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

In partial consideration for entering into the Genmab Agreement, Genmab paid us an upfront fee of $10 million and made a €20 million equity investment. Genmab additionally will be obligated to pay us a $0.5 million reservation fee upon the selection of each additional product concept for development and $5 million upon selection of a product from the Genmab First Program for further development and commercialization. Genmab is additionally required to pay us up to $30 million in option exercise fees. If Genmab exercises any of its options to obtain commercial licenses for the additional mRNA antibody concepts, Genmab would fund all research and would develop and commercialize any resulting product candidates. We are additionally eligible to receive up to between $25 million and $43 million in development milestone payments, $100 million and $125 million in regulatory milestone payments and $150 million and $200 million in commercial milestone payments for each product, depending on the specific product concept. In addition, we are eligible to receive a mid-single-digit to low teens percentage tiered royalty on aggregate net sales of licensed products, on a per product basis and subject to certain customary reductions. Genmab’s royalty obligation continues on a country-by-country and product-by-product basis until the later of the expiration of the last-to-expire valid claim in the licensed patents in such country covering such licensed product, expiration of regulatory exclusivity for such product in such country or 10 years from the date of the first commercial sale of such product. If Genmab grants a sublicense to the Genmab First Program product before a certain milestone event, Genmab must pay us a one-time $10 million payment. We are responsible for a portion of the overall costs for development with respect to the Genmab First Program product until submission of an IND within an agreed budget, and Genmab will otherwise reimburse us for costs incurred in performing certain development activities in connection with the Genmab Agreement. We are responsible for any payments to third parties related to the LNP technology we license to Genmab for use in relation to the Genmab First Program and a portion of such payments with respect to LNP technology used in the additional product concepts. In the event we exercise our right to share in the development, manufacture and commercialization of a product, we must pay Genmab a one-time payment of $3 million and refund any option fee paid by Genmab with respect to such product. As of December 31, 2022, we have received $1 million in development cost reimbursements, and we have not received any reservation, product selection, option exercise or sublicense fees or milestone or royalty payments.

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

Arcturus Development and Option Agreement

In January 2018, we entered into a Development and Option Agreement with Arcturus, which we refer to as the Arcturus Agreement, pursuant to which Arcturus granted us the right to reserve a certain number of targets and an irrevocable offer to obtain a license to a certain number of such reserved targets to develop, manufacture and commercialize products containing Arcturus’s LNP technology (LMD technology) and mRNA constructs intended to express such targets. The Arcturus Agreement was amended in May 2018, September 2018 and July 2019. As of December 31, 2022, we have not accepted the offer with respect to any targets.

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

We paid Arcturus an upfront fee of $5 million in connection with the Arcturus Agreement and must pay an extension fee of $1 million if we exercise our option to extend the initial term of the Arcturus Agreement beyond July 2023. We are further required to reimburse Arcturus for certain costs incurred in connection with development activities and provide certain FTE funding. We are additionally required to pay up to an aggregate of $5 million in connection with our acceptance of the irrevocable offer to obtain licenses for further development and commercialization of selected targets. Under each license agreement to be entered into in connection with our selection of targets, we will additionally be required to make certain royalty payments, which are not in excess of 10%, subject to certain customary reductions, on a country-by-country and a product-by-product basis until the later of the expiration of the last-to-expire valid patent in such country covering such licensed product, expiration of regulatory exclusivity for such product in such country or ten years from the date of the first commercial sale of such product in such country. We additionally must pay Arcturus up to $6 million in development milestone payments, $9 million in regulatory milestone payments and $8 million in commercial milestone payments in connection with each license agreement we enter into under the Arcturus Agreement. As of December 31, 2022, we have made payments totaling $5.5 million to Arcturus reimbursing Arcturus for development costs and in connection with our FTE funding obligations. Additionally, we have not accepted the irrevocable offer with respect to any target and therefore have not paid any acceptance fees or made any milestone or royalty payments to Arcturus.

Under the Arcturus Agreement, Arcturus granted us a worldwide, nonexclusive license under its LNP technology for research and preclinical development. We granted Arcturus a worldwide, nonexclusive license under our mRNA technology solely to enable Arcturus to perform development activities in connection with the Arcturus Agreement.

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

Acuitas Development and Option Agreement

In April 2016, we entered into a Development and Option Agreement with Acuitas, which as amended we refer to as the Acuitas Agreement, pursuant to which Acuitas granted us the right to reserve a certain number of vaccine and other targets and an option to obtain a license to a certain number of such reserved targets to develop, manufacture and commercialize products containing Acuitas’s LNP technology and mRNA constructs intended to express such targets. With respect to a certain number of nonexclusive licenses to vaccine targets that we obtain under the Acuitas Agreement, Acuitas additionally granted us an option to exchange each vaccine target licensed under such nonexclusive license for an alternate vaccine target for a certain period. As of December 31, 2022, we have exercised our option to obtain a nonexclusive license to 17 targets, and have not exercised our option to exchange a vaccine target licensed under any nonexclusive license.

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

We are further required to pay Acuitas annual target reservation and maintenance fees of up to $1.4 million if we reserve the maximum number of targets permitted under the Acuitas Agreement. We are additionally required to pay an option exercise fee ranging from $50,000 to $2 million upon each exercise of our option under the Acuitas Agreement, subject to certain additional fees ranging from $10,000 to $200,000 for the exercise of our option for certain other vaccine targets. We paid Acuitas a $5 million upfront fee in connection with an amendment to the Acuitas Agreement dated July 2020 and, upon each exercise of our option to exchange a vaccine target licensed under any non-exclusive license, we paid an exchange fee of $3 million. We paid Acuitas a $3 million upfront fee in connection with an amendment to the Acuitas Agreement dated December 2020 and are required to pay an additional $250,000 in April 2023 for certain options not yet exercised. Under each license agreement we enter into in connection with our exercise of our option, we will additionally be required to make low single-digit percentage tiered royalty payments, subject to certain customary reductions, on a country-by-country and a product-by-product basis until the later of the expiration of the last-to-expire licensed patent in such country covering such licensed product, expiration of regulatory exclusivity for such product in such country or 10 years from the date of the first commercial sale of such product in such country. Under each such license we additionally must pay up to between $1.1 million and $9 million in development milestone payments, $1.3 million and $7 million in regulatory milestone payments and $1.3 million and $7 million in commercial milestone payments, depending on whether the license is exclusive or non-exclusive and the number of options exercised to date. As of December 31, 2022, we have exercised our option to obtain a non-exclusive license to 17 targets. As of December 31, 2022, we have paid Acuitas $3.7 million in reservation and option exercise fees, $1.25 million for certain options not yet exercised and have made payments totaling $8.7 million reimbursing Acuitas for development costs and LNP batches and in connection with our FTE funding obligations. Payments made under the license agreements entered into in connection with our exercise of our option under the Acuitas Agreement are described below.

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

Acuitas Non-exclusive License Agreements

For each option we have exercised under the Acuitas Agreement, we have entered into a non-exclusive license agreement with Acuitas with respect to such optioned product, all based on the same form agreement, which we collectively refer to as the Acuitas License Agreements. Under the Acuitas License Agreements, Acuitas grants us a non-exclusive, non-transferable, sublicensable (subject to certain conditions) worldwide license under Acuitas’s LNP technology to develop, manufacture and commercialize licensed products directed to the optioned targets. We may convert the non-exclusive licenses to exclusive licenses subject to certain additional financial obligations. As of December 31, 2022, we have not converted any non-exclusive license to an exclusive license.

We must pay Acuitas up to between $1.1 million and $1.6 million in development milestone payments, $1.3 million and $1.8 million in regulatory milestone payments and $1.3 million and $1.8 million in commercial milestone payments under each Acuitas License Agreement upon the occurrence of certain milestone events. We additionally are obligated to pay Acuitas annual fees ranging from $5,000 to $10,000 for any additional protein targeted by a vaccine product licensed under an Acuitas License Agreement after a certain milestone event. We are further required to pay Acuitas a low single-digit tiered percentage royalty on net sales of licensed products, subject to certain potential customary reductions. Our royalty obligations continue under each Acuitas License Agreement on a country-by-country and product-by-product basis until the later of the expiration of the last-to-expire licensed patent claim covering such licensed product in such country, expiration of any regulatory exclusivity period for such product in such country and 10 years following the first commercial sale of such product in such country. As of December 31, 2022, we have made $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to Rabies RAV-G, $1.4 million in development milestone payments (Phase I, Phase II and Phase III milestone payments) to Acuitas with respect to the license agreement relating to the SARS-CoV-2 Spike protein S, $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to the Influenza hemagglutinin (HA) antigen, and have not made any royalty payments.

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

CRISPR Therapeutics Development and License Agreement

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics, which as amended by an amendment entered into in June 2020, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. Under the terms of the CRISPR Therapeutics Agreement, we granted CRISPR Therapeutics a worldwide, exclusive (even to us), sublicensable (subject to certain conditions) license under certain intellectual property rights that are reasonably necessary or useful to develop, manufacture or commercialize products comprising Cas9 mRNA constructs, and under any patents controlled by us that arise from inventions discovered under the CRISPR Therapeutics Agreement to develop, manufacture and commercialize three of CRISPR Therapeutics’ in vivo gene-editing programs for certain diseases. CRISPR Therapeutics granted us an exclusive (even as to CRISPR Therapeutics), worldwide, cost-free sublicense to manufacture products comprising Cas9 mRNA constructs for CRISPR Therapeutics.

CRISPR Therapeutics has paid us an upfront one-time technology access fee of $3 million and we are eligible to receive up to $13 million in development milestone payments, $33 million in regulatory milestone payments and $133 million in commercial milestone payments, as well as mid single-digit percentage royalties from CRISPR Therapeutics on the net sales of licensed products on a product-by-product and country-by-country basis, subject to certain potential customary reductions. CRISPR Therapeutics’ royalty obligations continue on a product-by-product and country-by-country basis until the later of the date when there are no valid patent claims under our licensed patents covering such licensed product in such country, the date when regulatory exclusivity for such licensed product in such country expires and 10 years following the date of first commercial sale of such licensed product in such country. CRISPR Therapeutics is additionally required to reimburse us for our FTE costs and reasonable out-of-pocket expenses incurred performing development activities under the CRISPR Therapeutics Agreement. In the event CRISPR Therapeutics exercises its right to sublicense under the agreement, CRISPR Therapeutics must pay us a low teens to mid-twenties percentage of any non-royalty sublicense income, depending on the timing of the sublicense and whether the sublicense is granted through an affiliate of CRISPR Therapeutics. As of December 31, 2022, we have received €3.6 million in payments, and we have invoiced €0.6 million for the supply of materials and FTE cost, development reimbursements and upfront one-time technology access fee and have made no milestone, royalty or sublicense fee payments.

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

Boehringer Ingelheim Exclusive Collaboration and License Agreement

In August 2014, we entered into an Exclusive Collaboration and License Agreement with Boehringer Ingelheim, which we refer to as the Boehringer Agreement, whereby we granted Boehringer Ingelheim exclusive global rights for development and commercialization of our investigational therapeutic mRNA vaccine BI 1361849 (formerly CV9202) formulated with our protamine technology, and products containing such vaccine for all uses for cancer in humans. We received an upfront payment of €30 million, as well as an option fee payment of €5 million and an additional €7 million in development milestone payments. As of December 31, 2021, we received €7.6 million for the supply of materials and reimbursing us for development costs. In June 2021, Boehringer Ingelheim provided notice of its intention to terminate the Boehringer Agreement, with such termination becoming effective on November 17, 2021.

Bill & Melinda Gates Foundation Partnership

In May 2014, we entered into a grant agreement with the Bill & Melinda Gates Foundation for the development of a vaccine for rotaviruses. Under the terms of the grant, as amended by an amendment entered into November 2020, the Bill & Melinda Gates Foundation will provide up to $2.8 million in funding, and we are required to perform certain activities specified in a project collaboration plan. As of December 31, 2022, we have received $3.0 million in funding under the agreement. We own all intellectual property created using grant funding; however, we must make any Bill & Melinda Gates Foundation-funded products available at an affordable price in a list of clearly defined low and lower middle-income countries. The term of the rotavirus agreement expired in June 2022, and both parties are currently assessing options to continue the project. Our global access commitments survive termination or expiration of the agreement. We and the Bill & Melinda Gates Foundation are currently assessing options to continue the rotavirus project.

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

In November 2016 in connection with and subject to the terms of the Global Access Agreement, we were awarded a grant for up to $0.9 million in funding from the Bill & Melinda Gates Foundation for the development of a vaccine for picornaviruses. As of December 31, 2022, we have received $0.7 million in funding under the grant agreement. We granted the Bill & Melinda Gates Foundation a non-exclusive, perpetual, irrevocable, worldwide, royalty-free, fully paid-up, sublicensable license to make, use, sell, offer to sell, import, distribute, copy, modify, create derivative works, publicly perform and display any products developed using grant funding; however, in the event we demonstrate to the satisfaction of the Bill & Melinda Gates Foundation that we are able to meet its global access requirements, such license will be modified or terminated. The term of the picornavirus grant expired in June 2022; however, our global access commitments survive.

In November 2017, also in connection with and subject to the terms of the Global Access Agreement, we were awarded two additional grants for up to $1.9 million and $1.5 million from the Bill & Melinda Gates Foundation for the development of a universal influenza vaccine and a malaria vaccine, respectively. By an amendment entered into November 2020, our grant for the development of a malaria vaccine was increased by an additional $0.8 million. As of December 31, 2022, we have received $1.9 million and $2.2 million, respectively, in funding under each grant agreement. The programs will leverage our advanced RNActive® prophylactic vaccine technology to develop mRNA-based universal influenza and malaria vaccines. The malaria grant agreement expired in December 2022 and the universal influenza grant agreement expired in March 2022. We and the Bill & Melinda Gates Foundation are currently assessing options to continue the influenza grant agreement.

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

CEPI agreed to contribute up to $34 million in funding for projects undertaken under the CEPI Agreement and an additional $15.3 million in connection with development of CVnCoV. In the event of our commercial use of the pharmaceutical products developed under the CEPI Agreement, other than CVnCoV, we must notify CEPI and agree in good faith how such commercial benefits are to be equitably managed between the parties. As of December 31, 2022, we have received €27.1 million in funding for projects undertaken under the CEPI Agreement.

We solely own all intellectual property developed under the CEPI Agreement but are required to obtain CEPI’s consent prior to exploiting any intellectual property developed under the CEPI Agreement if such exploitation is in conflict with or goes against CEPI’s mission or policies.

The CEPI Agreement terminated in February 2022, except with respect to certain ongoing projects, which are contemplated to be completed in December 2023. Following the completion of the CEPI Agreement, CEPI requested a partial reimbursement of $1.0 million for unspent funds. See note 3.7 to our financial statements contained elsewhere in this Annual Report for further information on the terms of the funding provided by CEPI.

Tesla Automation Development and Intellectual Property Agreement

In November 2015, we entered into a development and intellectual property agreement with Tesla Automation, formerly trading under the name of Tesla Grohmann Automation, which we refer to as the Tesla Automation Agreement, pursuant to which Tesla Automation agreed to design, develop and manufacture certain automated manufacturing machines on our behalf. We are obligated to pay Tesla Automation a fee for each machine delivered by Tesla Automation and up to $50 million to $60 million in commercial milestone payments as well as certain development costs under each associated work order. As of December 31, 2022, we have paid Tesla Automation €20 million to €21 million in development costs under various work orders, and we have not paid any fees for machines provided under the Tesla Automation Agreement or made any milestone payments.

The parties jointly own any intellectual property developed under the Tesla Automation Agreement, and Tesla Automation granted us a non-exclusive, royalty-free, perpetual, irrevocable as to existing machines, worldwide license to use, sublicense and distribute Tesla Automation background intellectual property that is incorporated into any machine developed under the Tesla Automation Agreement and an exclusive (only with respect to the machines, and until a certain period after the first commercial use of a machine, after which the license shall be non-exclusive), royalty-free, perpetual, irrevocable as to existing machines, worldwide license under Tesla Automation’s interest in any jointly owned intellectual property. We granted Tesla Automation a non-exclusive, nontransferable, no-charge license during the term of the Tesla Automation Agreement under our background intellectual property for Tesla Automation’s performance of its obligations under the Tesla Automation Agreement and a non-exclusive, royalty-free, perpetual, irrevocable as to existing machines, worldwide license under our interest in any jointly owned intellectual property to perform its obligations under the Tesla Automation Agreement and for applications and uses unrelated to the machines developed under the Tesla Automation Agreement.

The Tesla Automation Agreement continues on a machine-by-machine basis until 10 years after the first commercial use of such machine. Either party may terminate any work order entered into in connection with the Tesla Automation Agreement for convenience upon written notice to the other party, and either party may terminate a work order for the other party’s material breach following a cure period, or for the other party’s insolvency. In the event Tesla Automation terminates a work order for convenience or we terminate for Tesla Automation’s material breach or insolvency, Tesla Automation must grant us a non-exclusive, fully paid-up, worldwide, irrevocable, perpetual, transferable and sublicensable license under Tesla Automation background intellectual property and Tesla Automation’s interest in intellectual property developed under the Tesla Automation Agreement for us to complete, either on our own or with another supplier, the work under such terminated work order. In the event we terminate for convenience, we must pay Tesla Automation a termination fee. In the event Tesla Automation terminates for our material breach or insolvency, we must pay Tesla Automation a termination fee and grant Tesla Automation a non-exclusive, fully paid-up, sublicensable, worldwide irrevocable and perpetual license under our background intellectual property and our interest in the intellectual property developed under the Tesla Automation Agreement to manufacture machines relevant to the applicable work order.

Research and Option Agreement with myNEO

On May 12, 2022, we entered into a Research and Option Agreement (“R&O”) with myNEO NV (“myNEO”), pursuant to which we will collaborate to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. To achieve this goal, myNEO will leverage its biological datasets, its integrated machine learning and bioinformatics platform to identify and validate specific antigen targets predicted to elicit a strong immune response. Under the R&O, we aim to develop and commercialize at least two new medicinal products for the treatment of non-small cell lung cancer and melanoma (the “Main Indications”) and potentially other indications. We are required to use commercially reasonable efforts to develop at least one product for each of the Main Indications, to file marketing approval applications for such products and commercialize such products in at least one of certain countries. Under the R&O, myNEO will own all intellectual property rights generated solely by myNEO or jointly with us during the first three phases of the R&D plan (the “R&D Project IP”). We received a non-exclusive, royalty-free, non-assignable, sublicensable, worldwide license under certain patents and know-how owned by myNEO and R&D Project IP to the extent required to perform our research and development obligations under the agreement until the completion of a certain phase of the R&D plan. We were also granted with an exclusive option to acquire all of myNEO’s rights under certain R&D Project IP, which can be exercised until a certain period after we receive a validation report, provided that we will grant myNEO a non-exclusive, royalty-free, perpetual license back to such IP to make, use or sell certain targets in the field of patient-specific vaccines. Under the R&O, myNEO agrees to work exclusively with us to develop and validate shared antigens for the Main Indications until the earlier of the date of the first phase I clinical trial for either Main Indication or 24 months after we exercise our option.

Under the R&O, we paid myNEO an upfront one-time technology access fee of €138,000 and myNEO is eligible to receive up to €17.5 million in research and development milestone payments with respect to the Main Indications, up to €175,000 in research and development milestones payments with respect to indications other than the Main Indications, up to €30 million in commercial milestone payments with respect to the Main Indications and up to €7.5 million in commercial milestone payments with respect to indications other than the Main Indications, as well as low single-digit percentage royalties on the net sales of licensed products in the Main Indications and sub single-digit percentage royalties on the net sales of licensed products for indications other than the Main Indications. Our royalty obligations continue on a product-by-product and country-by-country basis until the earlier of the date when there are no valid patent claims covering such licensed product in such country and 10 years following the date of first commercial sale of such licensed product in such country.

The term of the R&O will continue until (i) the expiration of the option period if we do not exercise any of our exclusive options or (ii) the expiry of all applicable royalty payment obligations to myNEO, unless terminated earlier by either party. We have the right to terminate the R&O if certain milestones or if provisions of certain reports are delayed by a certain period, for convenience or in the case of a change of control of myNEO. We and myNEO both have the right to terminate the R&O in the event of the other party’s material breach following a cure period.

Sponsored Collaboration Agreements

Schepens Institute Research Agreement

In March 2019, we entered into a sponsored research agreement, as amended in April 2020, July 2021, September 2021, August 2022 and January 2023 (as amended, the “Schepens Agreement”), with The Schepens Eye Research Institute, Inc. (“SERI”) and Massachusetts Eye and Ear Infirmary (“MEEI”), pursuant to which SERI and MEEI agreed to perform certain research activities for mRNA-based eye therapy candidates. Under the Schepens Agreement, SERI and MEEI granted us an exclusive option to initiate negotiations for an exclusive or non-exclusive license to SERI’s interest in any inventions developed under the Schepens Agreement. SERI and MEEI additionally granted us an exclusive option to negotiate an exclusive license to certain background intellectual property. Upon the exercise of such option and upon execution of the contemplated license, we would be required to pay SERI a $30,000 upfront payment, up to $0.8 million in development milestone payments and $1.8 million in regulatory milestone payments, and a low single-digit percentage royalty on net sales subject to certain minimum annual payments. We are required to provide $1.7 million in funding to SERI and MEEI in multiple payments during the term of the Schepens Agreement. As of December 31, 2022, we have provided $1.6 million in funding to SERI and MEEI under the Schepens Agreement.

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

The Schepens Agreement continues until June 2023, unless extended by mutual agreement or earlier terminated. Both parties have the right to terminate the Schepens Agreement for the other party’s material breach following a cure period, and SERI has the right to terminate in the event of our insolvency. We additionally have the right to terminate the Schepens Agreement for convenience following a notice period. In the event SERI terminates for our material breach or insolvency or we terminate for convenience, we must reimburse SERI for all costs incurred to date and provide certain additional funding for a three-month period. In the event we terminate for SERI’s material breach, we must reimburse SERI for all noncancellable commitments.

Advance Purchase Agreements

European Commission — COVID-19 Vaccine Candidate

Advance Purchase Agreement for our COVID-19 Vaccine Candidate

On November 30, 2020, we entered into an APA with the EC, acting on behalf and in the name of all Member States of the European Union, which provided for the advance purchase by the Member States of 225 million doses of the vaccine to be allocated among the Member States, and the option to purchase up to an additional 180 million doses. Pursuant to the APA, we received an upfront payment of €450 million. Such upfront payment had to be used solely for the development and commercial supply of CVnCoV. We were required to return any unspent amounts of the upfront payment if, among others, we failed to successfully develop CVnCoV, or if we successfully develop CVnCoV without receiving EU marketing authorization, or if we failed to supply any doses of CVnCoV to any of the Member States by late 2021 (unless we and the EC mutually agree to a later date). In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, we would only be required to return any unspent amount of the upfront payment. In the context of the APA, “spent” means either costs incurred or commitments made in connection with the purposes set forth in the APA. On March 8, 2022, we received a letter signed by the EC acknowledging and outlining that we will not be required to return any portion of the upfront payment. Due to the termination of the APA, we will not receive any further payments related to the APA.

In other respects, upon the EC’s request, we will transfer any raw materials and/or primary components paid for with the upfront payment that were not used as of the termination date. Additionally, should the EC request, or should we successfully sell, any raw materials and/or primary components, then an applicable portion of such raw materials, primary components or proceeds, as the case may be, will be remitted to the EC. This repayment agreement expired at the end of 2022 and an amount of €4.1 million is accrued as of December 31, 2022 for the related amount due to be remitted to the EC.

Pandemic Preparedness Agreement

Federal Republic of Germany

Pandemic Preparedness Agreement with the Federal Republic of Germany

On February 20, 2022, the CureVac-GSK Consortium submitted its best and final offer in the Tender Procedure for the conclusion of framework agreements for the provision of production capacities and, on demand, for the production and supply of mRNA vaccines (lot 1). On April 8, 2022, the CureVac-GSK Consortium received a letter from the Federal Republic of Germany’s counsel confirming that the CureVac-GSK Consortium had been awarded a Pandemic Preparedness Agreement. Pursuant to the Pandemic Preparedness Agreement, the CureVac-GSK Consortium will have to achieve, within a two years’ time frame beginning from the award of the Pandemic Preparedness Agreement, a state in which it is considered qualified to provide manufacturing capacities in Germany for 160 million doses of mRNA vaccine per year, including procurement of the required nonproduct specific manufacturing licenses and insurances and to have achieved “pandemic preparedness,” which means, inter alia, that we maintain the GMP IV facility in a stand-by mode that can be activated for manufacture of a so-called selected vaccine at any time and that the CureVac-GSK Consortium is complying with the material requirements set out in the Pandemic Preparedness Plan (in particular with the requirements regarding the assurance of a supplier network and the availability of the critical supplier products).

If qualification and pandemic preparedness is achieved by the end of the two years’ time frame beginning from the award of the Pandemic Preparedness Agreement (and if the Pandemic Preparedness Agreement is not terminated because the CureVac-GSK Consortium does not have an mRNA-based vaccine for which a marketing authorization for the (at least temporary) placing on the German market has been granted at this time), the CureVac-GSK Consortium will receive a stand-by fee which will be shared between us and GSK in accordance with the agreement governing the CureVac-GSK Consortium. The phase following the qualification phase (stand-by phase) during which pandemic preparedness is to be maintained is for five years, it being understood that this term may be extended by mutual agreement up to three times for a subsequent one-year renewal term.

At any time during the stand-by phase, in case there is a public health emergency, the Federal Republic of Germany may exercise its preferred purchase right and/or its preferred manufacturing right. If the preferred purchase right is exercised the CureVac-GSK Consortium will have to deliver up to 80 million doses of the mRNA vaccine of the CureVac-GSK Consortium, and if the preferred manufacturing right is exercised the CureVac-GSK Consortium will have to act as a contract manufacturer and manufacture a third party’s mRNA vaccine in our GMP IV facility. However, there are strict and narrow requirements to be fulfilled before the Federal Republic of Germany may exercise the preferred manufacturing right.

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

Patents

As of April 3, 2023, we own approximately 102 issued U.S. patents, 122 pending U.S. patent applications, 233 issued foreign patents (including 50 European patents, which have been validated in various European countries resulting in a total of approximately 518 national patents in European countries), 347 pending foreign patent applications (including 85 pending European patent applications) and 17 pending Patent Cooperation Treaty, or PCT, patent applications, including several patent families that are jointly owned with third parties. These patents include claims relating to our RNAoptimizer technology platform, CV8102, CV7202, CVSQIV, our COVID-19 vaccine candidates, and our proprietary LNP technology, as described further below.

RNAoptimizer

As of April 3, 2023, we own 26 issued U.S. patents, 18 pending U.S. patent applications, 106 issued foreign patents, including in Europe, Canada, China, India, Japan, the Republic of Korea, Singapore, Russia, Mexico and Australia, and 103 pending foreign patent applications and five PCT patent applications relating to our RNAoptimizer technology, including patents and patent applications relating to ORF optimization, UTR optimization, protein optimization and formulation. Our RNAoptimizer technology is used in our CV7202, CVSQIV and SARS-CoV-2 product candidates. The issued patents are expected to expire between 2025 and 2037, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2023 and 2044, excluding any additional term for patent term adjustments or patent term extensions.

CV8102

As of April 3, 2023, we own four issued U.S. patents, five pending U.S. patent applications, 26 issued foreign patents, including in Europe, Brazil, Canada, China, India, Japan, the Republic of Korea, Singapore, Taiwan, Russia, Mexico and Australia, and 19 pending foreign patent applications relating to our CV8102 product candidate. The issued patents are expected to expire between 2028 and 2037, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending applications would be expected to expire between 2029 and 2037, excluding any additional term for patent term adjustments or patent term extensions.

CV7202

As of April 3, 2023, we own eight issued U.S. patents, five pending U.S. patent applications, 25 issued foreign patents, including in Europe, Canada, China, India, Japan, the Republic of Korea, Singapore, Russia, Mexico and Australia, and 23 pending foreign patent applications relating to our CV7202 product candidate. The issued patents are expected to expire between 2025 and 2037, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2023 and 2037, excluding any additional term for patent term adjustments or patent term extensions.

CV-SQIV

As of April 3, 2023, we own 10 issued U.S. patents, 13 pending U.S. patent applications, 44 issued foreign patents, including in Europe, Canada, China, India, Japan, the Republic of Korea, Singapore, Russia, Mexico and Australia and 56 pending foreign patent applications relating to our CVSQIV product candidate. The issued patents are expected to expire between 2025 and 2037, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2023 and 2043, excluding any additional term for patent term adjustments or patent term extensions.

COVID-19 Vaccine Candidates

As of April 3, 2023, we own 13 issued U.S. patents, 15 pending U.S. patent applications, 43 issued foreign patents, including in Europe, Canada, China, India, Japan, the Republic of Korea, Singapore, Russia, Mexico and Australia, 71 pending foreign patent applications and one PCT patent application relating to our COVID-19 product candidates, CVnCoV and CV2CoV. The issued patents are expected to expire between 2025 and 2041, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2023 and 2043, excluding any additional term for patent term adjustments or patent term extensions.

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

Trademarks

As of April 3, 2023, we own trademark registrations or registration applications for CureVac, and the CureVac logo in the United States and in certain foreign jurisdictions including Europe.

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

Data Privacy and Security Laws

We may be subject to, or our marketing activities may be limited by, HIPAA and its implementing regulations, which established uniform standards for certain covered entities (healthcare providers, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information, including, among other requirements, mandatory contractual terms and technical safeguards to protect the privacy, security and transmission of protected health information and notification to affected individuals and regulatory authorities in the event of certain breaches of security of protected health information. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included sweeping expansion of HIPAA’s privacy and security standards called the Health Information Technology for Economic and Clinical Health Act, or HITECH, which became effective on February 17, 2010. Among other things, the HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, or independent contractors or agents of covered entities, that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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

State laws may be more stringent, broader in scope or offer greater individual rights with respect to protected health information, or PHI, than HIPAA, and state laws may differ from each other, which may complicate compliance efforts. By way of example, the California Consumer Privacy Act as amended by the California Privacy Rights Act, or CCPA, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. The CCPA also creates a new state agency that will be vested with authority to implement and enforce the CCPA. In addition, other states may choose to adopt more stringent privacy legislation, which could increase our potential liability and compliance costs and adversely affect our business.

In the European Union, we may be subject to strict data protection regulations, in particular with regard to health data of individuals pursuant to Art. 4 Nr. 15 of the GDPR, effective since May 25, 2018. The GDPR, together with national legislation, regulations and guidelines of the European Union Member States and the United Kingdom governing the processing of personal data, impose strict obligations with respect to, and restrictions on, the collection, use, retention, protection, disclosure, transfer and processing of personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of data subjects, the transfer of personal data to countries outside the European Union, security breach notifications, and other requirements concerning the security and confidentiality of personal data. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. The standard contractual clauses issued by the European Commission for the transfer of personal data may be similarly invalidated by the Court of Justice of the European Union. On June 4, 2021, the European Commission adopted new standard contractual clauses, which impose on companies additional obligations relating to data transfers, including the obligation to conduct a transfer impact assessment and, depending on a party’s role in the transfer, to implement additional security measures and to update internal privacy practices. It remains to be seen whether these standard contractual clauses will remain available and whether additional means for lawful data transfers will become available. The GDPR imposes special requirements concerning the protection of special categories of personal data which include health and genetic information of data subjects. These special categories of data may only be processed under certain circumstances, including if the data subject consented to such processing or if (i) processing is necessary in order to protect vital interests of the data subject or of another natural person, insofar as the data subject is unable to provide consent for physical or legal reasons; (ii) the data concerned have manifestly been made public by the data subject; (iii) processing is necessary in order to assert, exercise or defend legal claims; or (iv) processing is necessary for the purposes of scientific research and to ensure that any additional requirements under applicable data protection laws, including national legislation, regulations and guidelines, are met.

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

There are additional companies that are working on potential mRNA medicines. Companies with clinical programs with mRNA include BioNTech/Pfizer, Moderna, eTheRNA Immunotherapies, Translate Bio, GlaxoSmithKline Sanofi, AstraZeneca, Merck & Co. and Arcturus Therapeutics and those programs include, Ethris and Genevant Sciences. Specifically, our vaccine candidate, CV2CoV, against COVID-19 is currently the main focus of other pharmaceutical companies, some with more considerable capital resources than ours. For example, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 have been approved by the FDA, EMA and other regulatory agencies, such as BioNTech SE and Pfizer Inc.’s mRNA immunotherapy, BNT162b2, which was granted emergency approval by the FDA on December 11, 2020, and granted conditional marketing authorization by the EMA on December 21, 2020, and Moderna’s mRNA immunotherapy, mRNA-1273, which was granted emergency approval by the FDA on December 18, 2020, and granted conditional marketing authorization by the EMA on January 6, 2021. Thus, we expect intense competition for our vaccine candidate from other pharmaceutical companies not limited to the field of mRNA medicines. In addition, the oncology therapeutics landscape in general is highly competitive and includes large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. It includes both competition from marketed therapies as well as potential new therapeutics in development. We may compete with products with different mechanisms of action as well as against established standards of care. We expect our intratumoral immunotherapy candidates for the treatment of solid tumors to face direct competition from companies such as Moderna and BioNTech in collaboration with Sanofi in addition to several non-mRNA-based approaches.

C.	Organizational Structure

We are a holding company, and our sole asset is the capital stock of our wholly owned subsidiaries. Our major subsidiaries are listed under Exhibit 8.1 filed herewith.

D.	Property, Plant and Equipment

Our Manufacturing Platform

We are an integrated biopharmaceutical company with in-house manufacturing capabilities and expertise. We consider our manufacturing process an important part of our strategy that allows us to continuously improve our technology platform and maintain flexibility in clinical development and allow us to manufacture potential future commercial products. The close interaction of our technical development and research teams enables us to rapidly implement innovations and robustness to the manufacturing process. We control the critical steps of manufacturing in-house and also collaborate with manufacturing organization partners. Both of which allow us to drive innovation and to maintain flexibility, and in turn allows us to pivot quickly in pandemic settings.

All of our mRNA-based active ingredients for various fields of application originate from a common technology platform and are based on identical source materials. This enables us to produce all mRNA therapies using a platform process concept. Given the differences in the encoded protein only require alterations of the sequence of the mRNA molecule, leaving its physicochemical characteristics largely unaffected, we can use the same mRNA production strategy applying the same unit operations for diverse products. This allows us to save time and reduce costs compared to other manufacturing processes. Our approach supports a seamless production concept based on our experience and know-how in mRNA manufacturing.

Our GMP Manufacturing Facilities

We have continued to invest significantly in building and expanding our manufacturing capabilities since 2006. We currently have the capacity to produce early and late-stage clinical trial RNA material and potential future commercial lots. Since 2006, we have manufactured thousands of mRNA constructs, from high throughput and small amounts for discovery and preclinical development to GMP compliant products.

We are currently operating three GMP-certified suites. Our GMP I and II facilities were designed to run up to 14 different products in parallel, using a lab-scale process. The facilities cover all steps from starting material pDNA, through mRNA manufacturing to formulated bulk. Our GMP I and II facilities are dedicated to providing supplies for early clinical development (Phase 1 and 2), with capacity to produce multiple batches per year. In 2019, we expanded our production capacity to meet the increasing demands for clinical studies and potential future initial commercial supply by adding a GMP III facility. Our GMP III facility allows us to achieve additional scale and reduce manufacturing process time. This facility focuses on the production of mRNA, and formulated bulk. We currently use CMOs for starting material plasmid DNA (pDNA). The GMP III facility is intended to provide supply for our late-stage clinical studies and initial potential market supply and is based on a new scalable process design compared to our GMP I and II facilities. We are currently in the process of qualification and validation of a commercial facility, GMP IV (shown in the picture below), which is being designed to cover all manufacturing steps from starting material (pDNA) to formulation, to support our potential future commercial launches.

GMP IV facility

The RNA Printer

In addition to our GMP manufacturing facilities, we are currently developing a new automated and mobile production concept, The RNA Printer®. The RNA Printer® is a GMP production system that is being designed to downscale the manufacturing process and automate major manufacturing steps. This fully synthetic production process would allow us to have rapid manufacturing of products and offer reproducibility and high standardization. It will also include automated cleaning and sanitization in place procedures and continuous process validation. The current setup covers DNA and RNA production for automated downstream and upstream production up to drug substance. It is currently undergoing regulatory approval processes.

The RNA Printer®

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

Since 2006, we have operated a manufacturing facility in Tübingen, Germany, the first worldwide GMP-compliant mRNA production plant with two multi-product suites (GMP I and II). These facilities contain approximately 16,145 square feet of laboratory space, including 2,800 square feet of GMP facilities, and are dedicated to providing supplies for early clinical development (Phases 1 and 2 of clinical trials). In addition, we have established a third in-house production suit (GMP III) with an upscaled manufacturing process, which was certified in December 2019. We currently occupy 2,800 square feet of GMP III facility for the production of mRNA. Our GMP III facility is intended to provide supplies for our late-stage clinical studies and anticipated early market supply. These manufacturing facilities are located in Tübingen, Germany, Paul-Ehrlich-Strasse 15 and are leased via the abovementioned sublease agreements entered into with CureVac Real Estate GmbH.

We are also constructing a new CureVac owned manufacturing facility, for a GMP production process at large industrial scale, from starting material to formulation, for potential future market supply (GMP IV). This facility is expected to be approximately 86,000 square feet. The expected cost of completion is €162.3 million, and as of December 31, 2022, we have spent €130.6 million on completing the GMP IV facility.

In addition, we lease land and small- to mid-scale buildings for our offices and laboratories in Tübingen approximately 66,000 sq. feet. We lease an aggregate of approximately 285,000 square feet, in Germany, Europe and the United States. The following table summarizes information with respect to the principal facilities leased by us:

Area
Location	(Approximate Sq. Feet)
Germany:
Tübingen	242,000
Frankfurt am Main	8,600
Wiesbaden	7,400
Total:	258,000
Belgium:
Louvain La Neuve	5,200
Total	5,200
Netherlands:
Amsterdam	9,100
Total:	9,100
United States:
Boston	12,900
Total:	12,900
Total	285,200

Our leases expire on various dates from 2021 to 2035. The lease in Boston, United States, is held by our U.S. subsidiary, CureVac Inc. The Lease in Louvain La Neuve, Belgium, is held by our Belgian subsidiary, CureVac Belgium SA. The lease in Amsterdam, Netherlands, is held by our Dutch subsidiary, CureVac Netherlands B.V.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with CureVac’s audited consolidated financial statements as of December 31, 2021 and 2022, and for the years ended December 31, 2020, 2021 and 2022, and the notes thereto, included elsewhere in this Annual Report. Financial information presented in the consolidated financial statements for periods prior to the completion of our corporate reorganization is that of CureVac AG (currently CureVac SE), our wholly owned subsidiary. The consolidated financial statements of CureVac N.V. are a continuation of the historical consolidated financial statements of CureVac AG (currently CureVac SE). CureVac AG (currently CureVac SE) was acquired by CureVac B.V., which subsequently converted into CureVac N.V. on August 14, 2020, as part of our corporate reorganization. CureVac B.V. had no assets, liabilities or contingent liabilities until the completion of our corporate reorganization. Following the corporate reorganization, CureVac N.V. became the holding company of CureVac AG (currently CureVac SE) and the historical consolidated financial statements of CureVac AG (currently CureVac SE) included in this Annual Report became the historical consolidated financial statements of CureVac N.V. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report.

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

All of the product candidates are still in development, and we have incurred and will continue to incur significant research and development costs for preclinical studies and clinical trials. We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates. Due to our accelerated efforts to develop our first-generation backbone COVID-19 vaccine candidate, CVnCoV, we incurred research and development expenses that significantly exceeded our historical levels of research and developments expenses. Additionally, our October 2021 notification to the European Commission of the withdrawal of our regulatory approval application for CVnCoV resulted in our recognition of several expenses, which have contributed to our increased expense levels, but which we do not expect to recur in future periods. In April 2021, we entered into a collaboration agreement with GSK for the development of a broad COVID-19 vaccine program based on our second-generation backbone. CV2CoV, a non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within LNPs, is the first representative of our COVID-19 vaccine program based on the second-generation backbone and presently in the Phase 1 clinical trial, as announced on March 30, 2022. Within this COVID-19 vaccine program, we plan to extend our technology platform also to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. We expect to incur significant expenses related to such second-generation backbone vaccine candidates. But, as we and GSK agreed to equally share the development costs for GSK COVID Products, our current level of research and development expenses will not continue to increase in the level as it did from 2020 to 2021. Once we conclude our research and development efforts related to a selected second-generation backbone vaccine candidate, we expect that our research and development expenses shall be consistent with our past trends before the COVID-19 pandemic, but we may find it necessary to continue such current trend with respect to our research and developments expenses or we may continue to increase further our research and development expenses. For example, we may continue to increase our research and development expenses for future research and development related to the next generation backbone for our COVID-19 vaccine candidates, such as for our second-generation backbone COVID-19 vaccine candidates or may pursue new indications with our technology platform.

We have historically funded the research and development expenses primarily through public offerings of our common stock, private placements of equity securities, convertible loans, grants from government agencies and similar bodies and payments for collaborative research and development services with strategic partners. In addition, we signed an advance purchase agreement, or APA, with the EC that provided substantial support for our efforts to advance our first-generation backbone vaccine candidate, CVnCoV. In October 2021, we notified the European Commission of the withdrawal of our regulatory approval application for CVnCoV, which automatically terminated the APA.

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

We currently do not have any product candidates that have received regulatory approval. As such, we have not incurred any material commercialization expenses in connection with an approved product candidate. In February 2021, we initiated a rolling submission for our first generation COVID-19 vaccine candidate, CVnCoV, with the EMA, which was designed to allow the EMA to assess CVnCoV’s compliance with standards for vaccine efficacy, safety and pharmaceutical quality as a prerequisite for a formal market authorization application. Later in 2021, EMA informed us that the EMA would not start reviewing our submission for CVnCoV before the beginning of 2022. As a result, we estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. Data on the efficacy of CVnCoV was generated and published in June 2021. This efficacy data did not live up to our pre-trial expectations and fell behind the efficacy of competing COVID-19 vaccine products. The application for the marketing authorization for CVnCoV was withdrawn in early October 2021, as a necessary reaction to the efficacy data as well as the concerns and uncertainties resulting from such data on the granting of a marketing authorization and the expected concerns of prescribers and patients about using a COVID-19 vaccine with a lower efficacy compared to the vaccines already available on the market. After the withdrawal of the application for a marketing authorization for CVnCoV, we have focused our efforts on second-generation mRNA vaccines. The decision is aligned with the evolving dynamics of the pandemic response toward greater need for differentiated vaccines with the gradual transition from an acute pandemic to an endemic SARS-CoV-2 environment. In connection with the regulatory approval process, and in preparation for the commercialization of a second-generation COVID-19 vaccine, we expect our expenses related to commercialization to significantly decrease in the short-term due to our past commercialization efforts for CVnCoV. However, we expect that our expenses related to commercialization will significantly increase in the long term if a second-generation COVID-19 vaccine candidate reaches late clinical stages, but we expect that this increase in expenses will be mitigated by the GSK COVID Agreement, as described below. As part of the commercialization process of CVnCoV, we also entered into strategic partnerships with Bayer for the development, production and distribution of CVnCoV. In addition, pursuant to a preliminary agreement regarding the secondary manufacturing of CVnCoV we entered into with GSK, GSK would have supported the secondary manufacturing of up to 100 million doses of CVnCoV in 2021. Additionally, we also partnered with Fareva, Rentschler Biopharma SE, and Novartis AG, among others, to develop an integrated European manufacturing network. Due to our decision to withdraw CVnCoV from the regulatory approval process and focus our efforts on second-generation mRNA vaccine, separate agreements with Celonic and Wacker were terminated.

Our Collaborations, Related License Agreements and Advance Purchase Agreements

On April 8, 2022, we received a letter from the Federal Republic of Germany's counsel confirming that the CureVac-GSK Consortium was awarded with the Pandemic Preparedness Agreement. For further details on our Pandemic Preparedness Agreement, see “Item 4. Information on the Company — B. Business Overview — Pandemic Preparedness Agreement”.

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

We have entered into strategic collaborations and license agreements with third parties. In addition, on November 30, 2020, we entered into an advance purchase agreement, or APA, with the European Commission, or EC, which provided for the advance purchase by the commission of our first-generation vaccine candidate, CVnCoV. In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which automatically terminated the APA. As part of our business development strategy, we aim to increase the number of our strategic collaborations in order to derive further value from our platform and more fully exploit the potential of our collaboration and license agreements.

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

GSK paid us an upfront payment of €120 million and is required to pay us a manufacturing capacity reservation fee of €30 million following a certain regulatory milestone event, which is creditable against future milestone payments. We are eligible to receive up to between €28 million to €45 million in development milestone payments, €32 million to €35 million in regulatory milestone payments and €70 million to €100 million in commercial milestone payments, depending on the product. Under the 2020 GSK Agreement, we granted GSK an exclusive option to add additional products in the field of infectious diseases to the license granted under the 2020 GSK Agreement and, upon each exercise of such option, GSK is required to compensate us for certain development costs and pay any accrued milestone payments. Additionally, GSK has the right to replace products licensed under the 2020 GSK Agreement and, if the replacement product was already under development by us, GSK must compensate us for certain development costs and pay any accrued milestone payments. We are additionally eligible to receive tiered royalty payments ranging from a single-digit percentage to a low teens percentage on net sales, subject to certain customary reductions. GSK is required to compensate us for certain development and regulatory costs we may incur in connection with performing our obligations under the 2020 GSK Agreement, and we are eligible to receive up to €20,000 in reimbursements for expenses incurred by recording or registering the licenses granted under the 2020 GSK Agreement. We retain the right to commercialize products developed under the 2020 GSK Agreement in Germany, Austria and Switzerland, as GSK’s exclusive distributor in these markets. Under any such distribution agreement to be entered into between us and GSK, we will be required to purchase supply from GSK and pay GSK a low thirties percentage royalty on net sales. Pursuant to the amendment in September 2021, we and GSK are required to complete certain development activities set forth in updated development plans. We and GSK agree to decide whether the products required for clinical studies will be manufactured by us, GSK or jointly.

Additionally, in April 2021, we entered into a new collaboration agreement with GSK, which we refer to as the GSK COVID Agreement, pursuant to which we are collaborating with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV 2 strain as well as emerging variants, including multivalent and monovalent approaches, such as our second-generation COVID 19 vaccine candidate, CV2CoV. These vaccine candidates may either be used to protect unvaccinated individuals or to serve as boosters in the event that SARS-CoV 2 immunity gained from an initial vaccination reduces over time. The GSK COVID Agreement was amended and restated in September 2021, February 2022 and March 2022, and further amended to update the research and development plan in August 2022. Pursuant to the amendment in September 2021, we and GSK are required to complete certain development activities with respect to the GSK COVID Products set forth in updated development plans. We and GSK agree to decide whether the GSK COVID Products required for clinical studies will be manufactured by us, GSK or jointly.

Under the GSK COVID Agreement, GSK has paid us an upfront payment of €75 million. We and GSK agreed to equally share all development costs for GSK COVID Products, subject to certain exceptions. We and GSK will share all net profits generated from sales of GSK COVID Products, other than Combination Products (as defined therein), under profit sharing arrangements that in certain cases vary depending upon the GSK COVID Product in question, the time of sale, the number of doses sold and the party to whom the sale is made. We are eligible to receive tiered royalty payments ranging from a sub-teen percentage to a mid-teen percentage on net sales of Combination Products, subject to certain customary reductions. Under the GSK COVID Agreement we have the right to commercialize GSK COVID Products in Austria, Germany and Switzerland and if we exercise such right, our sales of GSK COVID Products, other than Combination Products will be subject to the profit share and we will be required to pay GSK a high-teen percentage royalty on net sales of all Combination Products in such countries.

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

Under the terms of the Genmab Agreement, Genmab paid us a $10 million upfront fee and made a €20 million equity investment in March 2020. Genmab will be obligated to pay us a $0.5 million reservation fee upon the selection of each additional product concept for development under the Genmab Agreement and $5 million upon selection of a product targeting Genmab’s proprietary antibody for further development and commercialization. Genmab is additionally required to pay us up to $30 million in option exercise fees. If Genmab exercises any of its options to obtain commercial licenses for the additional mRNA antibody concepts, Genmab would fund all research and would develop and commercialize any resulting product candidates. We are additionally eligible to receive up to between $25 million and $43 million in development milestone payments, $100 million and $125 million in regulatory milestone payments and $150 million and $200 million in commercial milestone payments for each product, depending on the specific product concept. In addition, we are eligible to receive a mid single-digit to low teens percentage tiered royalty on aggregate net sales of licensed products, on a per-product basis and subject to certain customary reductions. If Genmab grants a sublicense to the initial product candidate developed under the Genmab Agreement before a certain milestone event, Genmab must pay us a one-time $10 million payment. We are responsible for any payments to third parties related to the LNP technology we license to Genmab for use in relation to the initial product candidate developed under the Genmab Agreement and a portion of such payments with respect to LNP technology used in the additional product concepts. We retain an option to participate in development and commercialization of one of the potential additional mRNA antibody product concepts under predefined terms and conditions. In the event we exercise such right, we must pay Genmab a one-time payment of $3 million and refund any option fee paid by Genmab with respect to such product. As of December 31, 2022, we have received $1 million in development cost reimbursements and we have not received any reservation, product selection, option exercise or sublicense fees or milestone or royalty payments.

Arcturus

In January 2018, we entered into a Development and Option Agreement, which we refer to as the Arcturus Agreement, with Arcturus, which provides us with access to Arcturus LNP formulation technology which we use in combination with our mRNA technology. We paid Arcturus an upfront fee of $5 million and must pay an extension fee of $1 million if we exercise our option to extend the initial term of the Arcturus Agreement beyond July 2023. We are required to reimburse Arcturus for certain costs incurred in connection with development activities and provide certain FTE funding. We are additionally required to pay up to an aggregate of $5 million in connection with our acceptance of the irrevocable offer to obtain licenses for further development and commercialization of selected targets. As of December 31, 2022, we have not exercised our option to extend and accept any such irrevocable offer. Under each license agreement to be entered into in connection with our acceptance of the irrevocable offer, we will additionally be required to make certain royalty payments, which are not in excess of 10% on net sales of licensed products, and pay Arcturus up to $6 million in development milestone payments, $9 million in regulatory milestone payments and $8 million in commercial milestone payments. As of December 31, 2022, we have made payments totaling $5.5 million to Arcturus reimbursing Arcturus for development costs and in connection with our FTE funding obligations, and we have not accepted the irrevocable offer with respect to any target and therefore have not paid any acceptance fees or made any milestone or royalty payments to Arcturus.

Acuitas

In April 2016, we entered into a Development and Option Agreement, which as amended we refer to as the Acuitas Agreement, with Acuitas, which provides us with access to Acuitas LNP formulation technology that we use in combination with our mRNA technology. We are required to pay Acuitas annual target reservation and maintenance fees of up to $1.4 million if we reserve the maximum number of targets permitted under the Acuitas Agreement and to reimburse Acuitas for certain costs incurred in connection with development activities and certain FTE costs. We are additionally required to pay an option exercise fee ranging from $50,000 to $2 million upon each exercise of our option to obtain a license for further development and commercialization with respect to a selected target, subject to certain additional fees ranging from $10,000 to $200,000 for the exercise of our option for certain other vaccine targets. We paid Acuitas a $5 million upfront fee in connection with an amendment to the Acuitas Agreement dated July 2020 and, upon each exercise of our option to exchange a vaccine target licensed under any non-exclusive license, we are required to pay an exchange fee of $3 million. We additionally paid Acuitas a $3 million upfront fee in connection with an amendment to the Acuitas Agreement dated December 2020 and are required to pay an additional $250,000 in April 2023 for certain options not yet exercised. Under each license agreement in connection with our exercise of our option, we will additionally be required to make low single-digit percentage tiered royalty payments and must pay up to between $1.1 million and $9 million in development milestone payments, $1.3 million and $7 million in regulatory milestone payments and $1.3 million and $7 million in commercial milestone payments, depending on whether the license is exclusive or non-exclusive and the number of options exercised to date. As of December 31, 2022, we have exercised our option to obtain a non-exclusive license to 17 targets, subject to customary closing conditions. As of December 31, 2022, we have paid Acuitas $3.7 million in reservation and option exercise fees and $1.25 million for certain options not yet exercised and have made payments totaling $8.7 million reimbursing Acuitas for development costs and LNP batches and in connection with our FTE funding obligations.

For each option that we have exercised under the Acuitas Agreement, we have entered into a non-exclusive license agreement with Acuitas with respect to such optioned target, all based on the same form agreement, which we refer to as the Acuitas License Agreements. We are required to pay Acuitas up to between $1.1 million and $1.6 million in development milestone payments, $1.3 million and $1.8 million in regulatory milestone payments and between $1.3 million and $1.8 million in commercial milestone payments under each Acuitas License Agreement. We must pay Acuitas annual fees ranging from $5,000 to $10,000 for any additional protein targeted by a vaccine product licensed under each Acuitas License Agreement after a certain milestone event. Additionally, we are obligated to pay Acuitas a low single-digit percentage royalty on net sales of licensed products. As of December 31, 2022, we have made $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to Rabies RAV-G, $1.4 million in development milestone payments (Phase I, Phase II and Phase III milestone payments) to Acuitas with respect to the license agreement relating to the SARS-CoV-2 Spike protein S, $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to the Influenza hemagglutinin (HA) antigen, and have not made any royalty payments.

CRISPR Therapeutics

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics which, as amended by an amendment entered into in June 2020, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. Under the CRISPR Therapeutics Agreement, we granted CRISPR Therapeutics an exclusive worldwide license to use our improved Cas9 constructs for the development and commercialization of three of its in vivo gene-editing programs for certain diseases.

CRISPR Therapeutics has paid us an upfront one-time technology access fee of $3 million, and we are eligible to receive up to $13 million in development milestone payments, $33 million in regulatory milestone payments and $133 million in commercial milestone payments, as well as mid-single-digit percentage royalties from CRISPR Therapeutics on the net sales of licensed products on a product-by-product and country-by-country basis, subject to certain potential customary reductions. Additionally, CRISPR Therapeutics will make payments to us for services provided by us in conjunction with research programs under the CRISPR Therapeutics Agreement. In the event CRISPR Therapeutics exercises its right to sublicense under the CRISPR Therapeutics Agreement, CRISPR Therapeutics must pay us a low teens to mid-twenties percentage of any non-royalty sublicense income, depending on the timing of the sublicense and whether the sublicense is granted through an affiliate of CRISPR Therapeutics. As of December 31, 2022, we have received €3.6 million in payments and we have invoiced €0.6 million for the supply of materials and FTE cost, development reimbursements and upfront one-time technology access fee and no milestone, royalty or sublicense fee payments.

Bill & Melinda Gates Foundation

In May 2014, we were awarded a grant from the Bill & Melinda Gates Foundation for the development of a vaccine for rotaviruses, as amended in November 2020, for up to $2.8 million in funding. As of December 31, 2022, we have received $3.0 million in funding under the agreement. In March 2015, the Bill & Melinda Gates Foundation made an equity investment of $40 million to support continued development of our RNA technology platform and the construction of an industrial-scale cGMP production facility. We entered into a Global Access Commitments Agreement with the Bill & Melinda Gates Foundation in February 2015 pursuant to which we are required to take certain actions to support the Bill & Melinda Gates Foundation mission. In connection with the investment by the Bill & Melinda Gates Foundation, we are required to conduct development activities for up to three concurrent projects to be proposed by the Bill & Melinda Gates Foundation. The costs of such projects will be allocated on a project-by-project basis in proportion to the allocation of the expected benefits.

In November 2016, in connection with the Global Access Commitments Agreement, we were awarded a grant for up to $0.9 million in funding from the Bill & Melinda Gates Foundation for the development of a vaccine for picornaviruses. As of December 31, 2022, we have received $0.7 million in funding under the picornaviruses grant agreement. The term of the picornavirus grant expired in June 2022; however, our global access commitments survive. In November 2017, we were awarded two additional grants each for up to $1.9 million and $1.5 million in funding from the Bill & Melinda Gates Foundation for the development of a universal influenza and a malaria vaccine, respectively. By an amendment entered into November 2020, our grant for the development of a malaria vaccine was increased by an additional $0.8 million. As of December 31, 2022, we have received $1.9 million and $2.2 million, respectively, in funding under each grant agreement. The malaria grant agreement expired in December 2022 and the universal influenza grant agreement expired in March 2022. We and the Bill & Melinda Gates Foundation are currently assessing options to continue the influenza grant agreement.

Coalition for Epidemic Preparedness Innovations

In February 2019, we entered into a framework partnership agreement, which as amended we refer to as the CEPI Agreement, with the Coalition for Epidemic Preparedness, or CEPI, to develop our RNA Printer using certain intellectual property controlled by us covering the development and manufacture of mRNA products, as well as certain additional intellectual property licensed to us. In connection with the CEPI Agreement we have entered into work orders for the preclinical development of a Lassa virus vaccine, a yellow fever vaccine and our rabies virus vaccine. In addition, we entered into a work package for the preclinical development and a Phase 1 clinical trial for our first-generation COVID-19 vaccine candidate, CVnCoV. The CEPI Agreement terminated in February 2022, except with respect to certain ongoing projects, which are contemplated to be completed in December 2023. CEPI agreed to contribute up to $34 million in funding for projects undertaken under the CEPI Agreement and an additional $15.3 million in connection with development of CVnCoV. As of December 31, 2022, we have received €27.1 million in funding for projects undertaken under the CEPI Agreement. Following the completion of the CEPI Agreement, CEPI requested a partial reimbursement of $1.0 million for unspent funds.

Tesla Automation

In November 2015, we entered into a development and intellectual property agreement with Tesla Automation, formerly trading under the name of Tesla Grohmann Automation, which we refer to as the Tesla Automation Agreement, pursuant to which Tesla Automation agreed to design, develop and manufacture certain automated manufacturing machines on our behalf. We are obligated to pay Tesla Automation a fee for each machine delivered by Tesla Automation and up to $50 million to $60 million in commercial milestone payments as well as certain development costs under each associated work order. As of December 31, 2022, we have paid Tesla Automation €20 million to €21 million in development costs under various work orders, and we have not paid any fees for machines provided under the Tesla Automation Agreement or made any milestone payments.

Research and Option Agreement with myNEO

On May 12, 2022, we entered into a Research and Option Agreement (“R&O”) with myNEO NV (“myNEO”), pursuant to which we will both collaborate to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. To achieve this goal, myNEO will leverage its biological datasets, its integrated machine learning and bioinformatics platform to identify and validate specific antigen targets predicted to elicit a strong immune response. Under the R&O, we aim to develop and commercialize at least two new medicinal products for the treatment of non-small cell lung cancer and melanoma (the “Main Indications”) and potentially other indications. We are required to use commercially reasonable efforts to develop at least one product for each of the Main Indications, to file marketing approval applications for such products and commercialize such products in at least one of certain countries. Under the R&O, myNEO will own all intellectual property rights generated solely by myNEO or jointly with us during the first three phases of the R&D plan (the “R&D Project IP”). We receive a non-exclusive, royalty-free, non-assignable, sublicensable, worldwide license under certain patents and know-how owned by myNEO and R&D Project IP to the extent required to perform our research and development obligations under the agreement until the completion of a certain phase of the R&D plan. We were also granted an exclusive option to acquire all of myNEO’s rights under certain R&D Project IP relating to certain target lists, which we exercised on April 12, 2023. myNEO receives a non-exclusive, royalty-free, perpetual license back to such IP to make, use or sell certain targets in the field of patient-specific vaccines. Under the R&O, myNEO agrees to work exclusively with us to develop and validate shared antigens for the Main Indications until the earlier of the date of the first phase I clinical trial for either Main Indication or 24 months after we exercised our option.

Under the R&O, we paid myNEO an upfront one-time technology access fee of €138,000 and myNEO is eligible to receive up to €17.5 million in research and development milestone payments with respect to the Main Indications, up to €175,000 in research and development milestone payments with respect to indications other than the Main Indications, up to €30 million in commercial milestone payments with respect to the Main Indications and up to €7.5 million in commercial milestone payments with respect to indications other than the Main Indications, as well as low single-digit percentage royalties on the net sales of licensed products in the Main Indications and sub single-digit percentage royalties on the net sales of licensed products for indications other than the Main Indications. Our royalty obligations continue on a product-by-product and country-by-country basis until the earlier of the date when there are no valid patent claims covering such licensed product in such country and 10 years following the date of first commercial sale of such licensed product in such country.

Advance Purchase Agreement for our First-Generation COVID-19 Vaccine Candidate

On November 30, 2020, we entered into an APA with the EC, acting on behalf and in the name of all Member States of the European Union, which provided for the advance purchase by the Member States of 225 million doses of the vaccine to be allocated among the Member States and the option to purchase up to an additional 180 million doses. Pursuant to the APA, we received an upfront payment of €450 million. Such upfront payment had to be used solely for the development and commercial supply of CVnCoV. We are required to return any unspent amounts of the upfront payment if, among others, we fail to successfully develop CVnCoV or if we successfully develop CVnCoV, but we do not receive EU marketing authorization or fail to supply any doses of CVnCoV to any of the Member States by late 2021, unless we and the EC mutually agree to a later date. In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, CureVac would only return the unspent amount of the upfront payment. In the context of the APA, “spent” means either costs incurred or commitments made in connection with the purposes set forth in the APA. On March 8, 2022, we received a letter signed by the EC acknowledging and outlining that we will not be required to return any portion of the upfront payment. Due to the termination of the APA, we will not receive any further payments related to the APA.

In other respects, upon the EC’s request, we will transfer any raw materials and/or primary components paid for with the upfront payment that were not used as of the termination date. Additionally, should the EC request, or should we successfully sell, any raw materials and/or primary components, then an applicable portion of such raw materials, primary components or proceeds, as the case may be, will be remitted to the EC. This repayment agreement expired at the end of 2022 and an amount of €4.1 million is accrued as of December 31, 2022, for the related amount due to be remitted to the EC.

Acquisition of Frame Pharmaceuticals

June 8, 2022, we entered into a Share Purchase Agreement (“SPA”), to acquire all of the issued and outstanding shares of Frame Pharmaceuticals B.V., domiciled in Amsterdam, the Netherlands, a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), organized and existing under the laws of the Netherlands, focused on advanced genomics and bioinformatics to identify both unique and shared neoantigens across different cancer types. Under the SPA, the total consideration for the purchase was €34 million, conditioned on certain development milestone payments, as described therein. This acquisition serves to complement and strengthen our discovery capabilities to identify and validate promising neoantigens for our mRNA cancer vaccine programs and could strongly increase the likelihood of developing highly effective cancer vaccines for patients.

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022

We have based the following discussion of our financial condition and results of operations on our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2022, and the notes thereto, included elsewhere in this Annual Report and which have been retrospectively adjusted to reflect the impact of the share split resulting from the Corporate Reorganization.

The following is a discussion of our consolidated results of operations for each of the years ended December 31, 2021 and December 31, 2022. This information is derived from our accompanying consolidated financial statements prepared in accordance with IFRS as issued by IASB.

The following table summarizes our results of operations for the fiscal year ended December 31, 2021 and 2022:

	For Years Ended
	December 31,
	2021	2022

	(in thousands of euros, except
	per share data)
Statement of Operations and Comprehensive Income (Loss) Data:
Revenue	102,990	67,420
Cost of sales	(238,195)	(183,993)
Selling and distribution expenses	(1,743)	(2,817)
Research and development expenses	(815,907)	(62,550)
General and administrative expenses	(100,402)	(104,178)
Income from release of governmental contract liabilities	574,502	—
Other operating income	67,702	37,932
Other operating expenses	(1,210)	(1,271)
Operating loss	(412,263)	(249,457)
Finance income	10,103	4,009
Finance expenses	(10,338)	(3,707)
Loss before income tax	(412,498)	(249,155)
Income tax benefit	782	126
Net loss	(411,716)	(249,029)
Other comprehensive income/loss:
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments	(91)	(105)
Total comprehensive loss	(411,807)	(249,134)
Net loss per share (basic and diluted)	(2.21)	(1.32)

Revenue

Revenue was €67.4 million for the year ended December 31, 2022, representing a decrease of €35.6 million, or 35%, from €103.0 million for the year ended December 31, 2021. The decrease was primarily driven by the termination of the Boehringer Agreement in 2021, which led to a recognition of the remaining contract liability, option fee payment and development milestone in revenue amounting to €26.0 million for the full year ended December 31, 2021. For the full year ended December 31, 2022 and 2021, €62.3 million and €74.3 million, respectively, in revenue was recognized under the collaboration agreements with GSK, for both the 2020 GSK Agreement and the GSK COVID Agreement.

Cost of Sales

Cost of sales was €184.0 million for the year ended December 31, 2022, representing a decrease of €54.2 million, or 23%, from €238.2 million for the year ended December 31, 2021. The decrease was primarily attributable to less expenses on CMO services (fiscal year 2021 was highly impacted by significant expenses for the set-up of a CMO network), partially offset by increased write-offs and scrap of raw materials amounting to €80.0 million in 2022, which were procured for manufacturing of products to sell to GSK that are no longer expected to be sold to them or were determined to be excess materials on hand. We recognize in Cost of Sales costs related to all R&D-services that we provide to GSK and all other collaboration partners as well as costs from set-up and quality assurance activities for our production processes, including those relating to pharmaceutical products which are under development in our collaboration agreements and for which we have not yet generated revenues.

	For the Years Ended
	December 31,
	2021	2022

	(in thousands of euros)
Personnel	(22,159)	(27,185)
Materials	(46,250)	(88,891)
Third-party services	(139,975)	(32,331)
Maintenance and lease	(2,874)	(2,425)
Amortization and depreciation	(3,992)	(6,295)
Impairment of equipment	(22,810)	(24,948)
Other	(135)	(1,918)
Total	(238,195)	(183,993)

Selling and Distribution Expenses

Selling and distribution expenses were €2.8 million for the year ended December 31, 2022, representing an increase of €1.1 million, or 65%, from €1.7 million in the year ended December 31, 2021. The increase was primarily attributable to higher personnel expenses due to an increase in headcount.

	For the Years Ended
	December 31,
	2021	2022

	(in thousands of euros)
Personnel	(1,369)	(2,029)
Amortization and depreciation	(86)	(371)
Other	(288)	(417)
Total	(1,743)	(2,817)

Research and Development Expenses

Research and development costs were €62.6 million for the year ended December 31, 2022, representing a decrease of €753.3 million, or 92%, from €815.9 million in the year ended December 31, 2021. The decrease was primarily attributable to significantly lower research and development costs. Fiscal year 2021 was highly impacted from the start of our Phase 2/3 clinical trial for CVnCoV. As of December 2021, we had recognized a provision for all remaining costs related to the CVnCoV clinical trials. During 2022, we were able to renegotiate the existing contracts such that our estimated remaining costs decreased, and more participants exited the trials earlier than originally estimated. As a result of these changes, we recognized a gain from the reversal of €38.5 million of the provision. Additionally, during this period, we recognized a net gain of €25.1 million for a change of estimate in the contract termination provisions as a result of GSK taking over our committed capacity at a CMO. As a result of these gains, we experienced a net gain in third-party services costs.

	For the Years Ended
	December 31,
	2021	2022

	(in thousands of euros)
Materials	(232,292)	(32,982)
Personnel	(33,733)	(33,944)
Amortization and depreciation	(4,259)	(8,650)
Patents and fees to register a legal right	(3,199)	(3,813)
Third-party services	(539,786)	20,499
Maintenance and lease	(347)	(1,069)
Other	(2,291)	(2,591)
Total	(815,907)	(62,550)

The following table reflects our research and development costs for each of our programs for the year ended December 31, 2021 and 2022:

	For the Years Ended
	December 31,
	2021	2022

	(in thousands of euros)
Key Programs (CV8102, CV7202, CV2CoV and CVnCoV)
CV8102	(6,591)	(2,781)
CV7202	(518)	(219)
Second Generation Covid (CV2CoV and CV0501)	(5,782)	(24,983)
CVnCoV	(753,627)	39,458
Other Research and Development Programs	(4,610)	(13,949)
Unallocated costs(1)	(44,779)	(60,076)
Total	(815,907)	(62,550)
(1)	Unallocated costs primarily consist of costs associated with personnel expenses, patents and fees to register a legal right, amortization and depreciation, maintenance and lease expenses, certain third-party service expenses and certain material expenses.

We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates.

Considering that, our research and development expenses primarily relate to the following key programs:

●	Our modified mRNA vaccine candidate against SARS-CoV-2, CV0501, a monovalent construct, developed in collaboration with GSK. A Phase 1 study was initiated in August 2022. We reported positive preliminary data in early 2023. A Phase 2 clinical study, expected to start later in 2023, will assess monovalent and/or bivalent vaccine candidates designed to target clinically relevant variants. Novel cancer vaccine candidates based on differentiated antigen discovery technologies and bioinformatics to target antigens that are overexpressed in tumor tissues with no or little expression on healthy tissues. Within this strategy, we follow two approaches. The first approach assesses tumor antigens shared by different cancer patients for the development of off-the-shelf cancer vaccines. The second approach is tailored to the individual tumor setup of a patient for personalized therapy. We plan to advance new antigens for both approaches based on our second-generation mRNA backbone. To assess the safety and immunogenicity of our second-generation backbone in an oncology setting, we expect to initiate a proof-of-principle study in the second quarter of 2023, assessing an mRNA construct encoding eight epitopes from tumor associated antigens in patients with surgically resected Glioblastoma Multiforme.
●	Our oncology program, CV8102, which is currently in a Phase 1 dose escalating clinical trial for four types of solid tumors as a monotherapy and in combination with anti-PD1 and an expansion of the Phase 1 study to evaluate the safety, tolerability and efficacy of CV8102 at a 600μg dose in patients with PD-1 refractory melanoma – also as a monotherapy and in combinations with anti-PD-1 antibodies.
●	Our vaccine program, CV7202, which is currently in a Phase 1 clinical trial as a vaccine candidate for rabies.

General and Administrative Expenses

General and administrative expenses were €104.2 million for the year ended December 31, 2022, representing an increase of €3.8 million, or 4%, from €100.4 million in the year ended December 31, 2021. The increase was primarily attributable to increased amortization and depreciation expenses due to increased depreciation expense of right-of-use assets.

	For the Years Ended
	December 31,
	2021	2022

	(in thousands of euros)
Personnel	(37,393)	(36,765)
Maintenance and lease costs	(4,306)	(5,853)
Third-party services	(28,875)	(27,669)
Legal and other professional services	(9,230)	(10,394)
Amortization and depreciation	(8,895)	(11,360)
Other	(11,703)	(12,137)
Total	(100,402)	(104,178)

Income from release of governmental contract liabilities

Due to the withdrawal of the EMA regulatory approval application for CVnCoV in October 2021, CureVac recorded in 2021 an “Income from release of governmental contract liabilities” amounting to €574.5 million (refer to the “Year Ended December 31, 2020 Compared to Year Ended December 31, 2021” section for additional information regarding this prior year event). There was no such event occurring in 2022.

Other Operating Income

Other operating income was €37.9 million in the year ended December 31, 2022, representing a decrease of €29.8 million or 44%, from €67.7 million for the year ended December 31, 2021.

In March 2022, CureVac SE (as the surviving entity from the merger of CureVac AG and CureVac Beteiligungsverwaltungs AG) and GlaxoSmithKline Biologicals SA amended and restated the 2020 GSK Agreement and the GSK COVID Agreement in connection with GSK entering into a direct Agreement with Novartis relating to the use of Novartis as CMO at the same time as CureVac exits its CMO agreement with Novartis and is released from its pre-existing capacity commitments under the agreement. As a result, the Company avoided an outflow of resources. Additionally, under the restated agreement, CureVac was entitled to further compensation by GSK. The compensation mainly consists of consideration for set-up activities undertaken by CureVac (€20.5 million) and for reimbursement of prepayments (€12.0 million).

In 2021 the other operating income was primarily attributable to amounts recognized from grants from government agencies and similar bodies, primarily the German Federal Ministry of Education and Research, or BMBF.

Other Operating Expense

Other operating expense was €1.3 million in the year ended December 31, 2022 representing an increase of €0.1 million, or 8%, from €1.2 million for the year ended December 31, 2021. Other operating expense related primarily to compensation expense of our supervisory board.

Finance Income

Finance income was €4.0 million for the year ended December 31, 2022, representing an decrease of €6.1 million, or 60%, from €10.1 million for the year ended December 31, 2021. The decrease was mainly attributable to less foreign exchange gains partially compensated by positive interest on cash investments.

Finance Expenses

Finance expenses were €3.7 million for the year ended December 31, 2022, representing an decrease of €6.6 million, or 64%, from €10.3 million for the year ended December 31, 2021. The decrease was mainly related to less foreign exchange losses and less negative interest on cash.

Income Tax Benefit (Expense)

An income tax benefit of €0.1 million for the year ended December 31, 2022, representing a decrease of €0.7 million, or 88%, from €0.8 million for the year ended December 31, 2021. The change was primarily attributable to decreased deferred tax benefits.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2021

We have based the following discussion of our financial condition and results of operations on our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2021, and the notes thereto, included elsewhere in this Annual Report and which have been retrospectively adjusted to reflect the impact of the share split resulting from the Corporate Reorganization.

The following is a discussion of our consolidated results of operations for each of the years ended December 31, 2020 and December 31, 2021. This information is derived from our accompanying consolidated financial statements prepared in accordance with IFRS as issued by IASB.

The following table summarizes our results of operations for the fiscal year ended December 31, 2020 and 2021:

	For Years Ended
	December 31,
	2020	2021

	(in thousands of euros, except
	per share data)
Statement of Operations and Comprehensive Income (Loss) Data:
Revenue	48,871	102,990
Cost of sales	(14,173)	(238,195)
Selling and distribution expenses	(733)	(1,743)
Research and development expenses	(113,808)	(815,907)
General and administrative expenses	(53,554)	(100,402)
Income from release of governmental contract liabilities	—	574,502
Other operating income	24,150	67,702
Other operating expenses	(568)	(1,210)
Operating loss	(109,815)	(412,263)
Finance income	2,070	10,103
Finance expenses	(22,103)	(10,338)
Loss before income tax	(129,848)	(412,498)
Income tax benefit	726	782
Net loss	(129,122)	(411,716)
Other comprehensive income/loss:
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments	35	(91)
Total comprehensive loss	(129,087)	(411,807)
Net loss per share (basic and diluted)	(0.98)	(2.21)

Revenue

Revenue was €103.0 million for the year ended December 31, 2021, representing an increase of €54.1 million, or 110.6%, from €48.9 million for the year ended December 31, 2020. The increase was primarily driven by increased revenues from our collaborations with GSK and the termination of the Boehringer Agreement. In total, for both the 2020 GSK Agreement and the GSK COVID Agreement, for the year ended December 31, 2021, revenue of €74.3 million was recognized, compared to €8.8 million in the same period of the prior year. Due to the termination of the Boehringer Agreement, the remaining contract liability, related to the upfront payment, was being recognized over a shorter period through November 17, 2021, the termination date. In addition, an option fee payment of €5 million and the additional €7 million development milestone were recognized. For the year ended December 31, 2021, €26.0 million was recognized, compared to €1.9 million in the same period of the prior year.

In the year ended December 31, 2020, revenue primarily consisted of €34.9 million recognized from the collaboration with Eli Lilly, including €33.1 million in contract liabilities from an upfront payment which was recognized in revenue upon termination of the collaboration as no further performance obligation remained.

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

Research and Development Expenses

Research and development costs were €815.9 million for the year ended December 31, 2021, representing an increase of €702.1 million, or 617%, from €113.8 million in the year ended December 31, 2020. The increase was primarily attributable to significantly higher research and development costs from our Phase 2/3 clinical trial for CVnCoV. The increase mainly consists of costs incurred through use of clinical research organizations, including an onerous contract provision for the remaining unavoidable and anticipated costs for completing the CVnCoV clinical trials, as we have an obligation to continue monitoring trial participants, and the cost of compensating personnel involved in the development of CVnCoV.

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

Income from release of governmental contract liabilities

On November 30, 2020, we entered into an Advance Purchase Agreement (APA) with the European Commission (EC), acting on behalf and in the name of all Member States of the European Union. The APA provided for the advance purchase by the Member States of 225 million doses of our SARS-CoV-2 vaccine. In order to support our accelerated efforts to develop a safe and effective vaccine, the APA provided for support to our operations in the form of upfront payments. The first upfront payment of €450 million was paid by the EC on behalf of the Member States and was, as of December 31, 2020, included in contract liabilities.

In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, CureVac would only return the unspent amount of the upfront payment. In the context of the APA, “spent” means either costs occurred, or commitments made in relation to the purpose as set out in the APA. We were able to demonstrate that the upfront payment was used in accordance with the contract and no repayment was required. As a result, the contract liability amounting to €450 million is be released and recognized as income in the fourth quarter of 2021.

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

The Company reached all the predefined milestones for 2020 and therefore received €103 million in the year then ended. Due to the withdrawal of the EMA regulatory approval application for CVnCoV, CureVac was not able to reach all predefined milestones in 2021. From 2020 to December 2021, CureVac received a total of €196.3 million. In November 2021, CureVac notified BMG of the inability to supply CVnCoV, triggering the automatic termination of the supply agreement. As a result, the contract liability of €124 million also was released and was recognized as income in the fourth quarter of 2021.

Consistent with the rationale and treatment described above under the APA with the EC, CureVac recognized the €124 million as income and presented it in an additional line item “Income from release of governmental contract liabilities.”

Other Operating Income

Other operating income was €67.7 million in the year ended December 31, 2021 representing an increase of €43.5 million or 180%, from €24.2 million for the year ended December 31, 2020. The increase was primarily attributable to an increase in amounts recognized from grants from government agencies and similar bodies, primarily the German Federal Ministry of Education and Research, or BMBF.

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

Finance Expenses

Finance expenses were €10.3 million for the year ended December 31, 2021, representing a decrease of €11.8 million, or 53%, from €22.1 million for the year ended December 31, 2020. The increase was mainly related to less negative interest on cash, which is being held in liquid funds to be available for use for CVnCoV wind-down activities and CV2CoV development and manufacturing activities. The financial expenses from the year ended December 31, 2020, were mainly related to interest recognized on convertible loans which were fully repaid in August 2020.

Income Tax Benefit (Expense)

An income tax benefit of €0.8 million for the year ended December 31, 2021, representing an increase of €0.1 million, or 14%, from €0.7 million for the year ended December 31, 2020. The increase was primarily attributable to deferred tax benefits on temporary differences.

B.   Liquidity and Capital

Resources

Overview

Since inception, we have incurred significant operating losses. For the year ended December 31, 2021 and 2022, we incurred net losses of €411.7 million and €249.0 million, respectively. To date, we have financed our operations primarily through the IPO in August 2020, follow-on public offerings, private placements of equity securities, issuance of convertible debt, grants from government agencies and similar bodies and payments for collaborative research and development services. Our cash and cash equivalents as of December 31, 2022, were €495.8 million. Our primary cash needs are to fund our non-clinical and clinical development programs, for working capital requirements and for capital expenditures. The expected cost of completion for GMP IV is €162.3 million, and as of December 31, 2022, we have spent €130.6 million on completing the GMP IV facility. We believe that our existing cash, cash equivalents and short-term investments will enable us to fund our operating expenses and capital expenditure requirements at least through mid-2025. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

In February 2023, we sold an additional 27,027,028 common shares in an underwritten public offering at an offering price of $9.25 per share raising $234.2 million in net proceeds, after deducting underwriting discounts and commissions and offering expenses payable by us.

In September 2021, we entered into a sales agreement, the Open Sale Agreement, with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market offering (ATM) program, pursuant to which we may sell, from time to time, ordinary shares for aggregate gross proceeds of up to $600.0 million. As of December 31, 2022, we had issued 6,908,493 common shares through the ATM program, resulting in $67 million in net proceeds to us. Following these issuances, the remaining value authorized for sale under the at-the-market program is $533 million.

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

The following table summarizes our contractual obligations as of December 31, 2022, and the effects, including estimated interest payments, that such obligations are expected to have on our liquidity and cash flows in future periods:

	Total
	(in thousands of euros)	2023	2024	2025	2026	2027	Thereafter

Contractual commitments	74,300	49,923	16,877	7,500	—	—	—
Lease liabilities	54,723	7,247	7,162	7,002	5,920	5,610	21,782
Leases not yet commenced	30,770	134	1,897	1,897	1,982	1,982	22,878
Total	159,793	57,304	25,936	16,399	7,902	7,592	44,660

We have entered into various agreements with collaborators, including licensing agreements. These agreements provide for us to make milestone and royalty payments that are conditional on the achievement of certain development, regulatory and commercial milestones and certain of these agreements provide us an option to obtain further licenses which could additionally require us to make such milestone and royalty payments. As of December 31, 2022, the aggregate amount of such potential milestone payments, including those relating to licenses acquired from exercised options, under all such collaboration agreements, was up to $176.9 million. The timing of these payments, and whether they become due, is conditional on achieving the applicable milestones.

We have not included milestone or royalty payments or other contractual payment obligations in the table above if the timing and amount of such obligations are unknown or uncertain.

Convertible Loans

We entered into a convertible loan agreement on May 3, 2019, with Mr. Dietmar Hopp, managing director of dievini, under which Mr. Hopp disbursed to us the amount of €50 million, referred hereto as Convertible Loan I. On October 24, 2019, we entered into an additional convertible loan agreement with Mr. Hopp, as amended, under which we have the right to call for disbursements in two tranches of €20 million each and an additional final tranche of approximately €24 million, until December 31, 2021, referred hereto as Convertible Loan II, and together with Convertible Loan I, referred hereto as the Convertible Loans. The Convertible Loans bore an interest rate of 8.00% per annum. On June 26, 2020, Mr. Hopp disbursed to us an additional $26.8 million. On July 24, 2020, the First Loan and Second Loan were terminated and on August 7, 2020, the total principal of €94.8 million and total accrued interest of €5.6 million were repaid in full.

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

In November 2021, we issued a prepayment request and cancellation notice to the EIB, pursuant to which we voluntarily repaid the €25 million in principal in addition to accrued interest in December 2021 and canceled the remaining €50 million available under the EIB loan. The mortgage was deleted from the land register in 2022.

BMBF Grant

We received from BMBF a grant to support the development of our first-generation COVID-19 vaccine candidate, CVnCoV of up to €252 million. In July 2020, we had applied to that grant as part of a special program to accelerate the research and development of urgently needed vaccines against SARS-CoV-2. In addition to the further development of our first-generation COVID-19 vaccine candidate, CVnCoV, against COVID-19, the grant was used for the rapid expansion of the vaccine production. Payments were contingent on reaching predefined milestones. Amounts incurred in 2020 and 2021 were eligible for reimbursement through the grant. Due to the withdrawal of the regulatory approval application for CVnCoV, we were not able to reach all predefined milestones for 2021 under the grant. We received funding of €103 million in 2020 and funding of €93 million in 2021. As of December 31, 2021, we had drawn €196 million of the grant. In November 2021, we notified BMG of our inability to supply CVnCoV, thereby triggering automatic termination of the supply arrangement.

Advance Purchase Agreement for our First-Generation COVID-19 Vaccine Candidate

On November 30, 2020, we entered into an APA with the EC, acting on behalf and in the name of all Member States of the European Union, which provides for the advance purchase by the Member States of 225 million doses of the vaccine to be allocated among the Member States, and the option to purchase up to an additional 180 million doses. Pursuant to the APA, we received an upfront payment of €450 million. Such upfront payment had to be used solely for the development and commercial supply of CVnCoV. We are required to return any unspent amounts of the upfront payment if, among others, we fail to successfully develop CVnCoV or if we successfully develop CVnCoV, but we do not receive EU marketing authorization or fail to supply any doses of CVnCoV to any of the Member States by late 2021, unless we and the EC mutually agree to a later date. In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, we would only return the unspent amount of the upfront payment. In the context of the APA, “spent” means either costs occurred, or commitments made in relation to the purpose as set out in the APA. We were able to demonstrate that the upfront payment was used in accordance with the contract and no repayment was required.

Comparative Cash Flows

Comparison of the years ended December 31, 2021 and 2022

	For the Year Ended
	December 31,
	2021	2022

	(in thousands of euros)
Net cash flow provided by (used in):
Operating activities	(733,128)	(286,177)
Investing activities	(127,901)	(93,499)
Financing activities	344,964	63,173
Effect of currency translation gains on cash and cash equivalents	4,936	836
Overall cash inflow/(outflow)	(511,129)	(315,667)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022, was €286.2 million as compared to net cash provided by operating activities of €733.1 million for the year ended December 31, 2021. The decrease in net cash used in operating activities was primarily attributable to less payments for service agreements with contract research organizations and contract manufacturing organizations, including related settlements which were driving the cash outflows in the year ended December 31, 2021.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022, was €93.5 million as compared to net cash used in investing activities of €127.9 million for the year ended December 31, 2021. The change in cash flows used in investing activities was primarily attributable to decreased purchases of property, plant and equipment for use in contract manufacturing facilities.

Financing Activities

Net cash provided by financing activities was €63.2 million for the year ended December 31, 2022, as compared to €345.0 million for the year ended December 31, 2021. The decrease in cash flows provided by financing activities was mainly attributable to the proceeds in 2022 from the at-the-market offering program being lesser than those from the follow-on public offering, which closed in February 2021.

Comparison of the years ended December 31, 2020 and 2021

	For the Year Ended
	December 31,
	2020	2021

	(in thousands of euros)
Net cash flow provided by (used in):
Operating activities	522,403	(733,128)
Investing activities	(45,274)	(127,901)
Financing activities	819,833	344,964
Effect of currency translation gains on cash and cash equivalents	(5,053)	4,936
Overall cash inflow/(outflow)	1,291,909	(511,129)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2021, was €733.1 million as compared to net cash provided by operating activities of €522.4 million for the year ended December 31, 2020. The increase in net cash used in operating activities was primarily attributable to payments for service agreements with contract research organizations and contract manufacturing organizations, including related settlements, and the absence of a €450 million upfront payment received under the EC APA in 2020. We do not expect this trend of increasing use of cash in operating activities to continue at the same level.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021, was €127.9 million as compared to net cash used in investing activities of €45.3 million for the year ended December 31, 2020. The increase in cash flows used in investing activities was primarily attributable to increased purchases of property, plant and equipment for manufacturing facilities and intangible assets.

Financing Activities

Net cash provided by financing activities was €345.0 million for the year ended December 31, 2021, as compared to €819.8 million for the year ended December 31, 2020. The decrease in cash flows provided by financing activities was mainly attributable to the raising of cash in the follow-on public offering, which closed in February 2021 and was lower compared to the aggregate cash raised in a financing round in July 2020 and in our initial public offering in August 2020. In addition, the repayment of the EIB loan amounting to €26.3 million (included interest) and the payment of a tax liability relating to the transfer of our shares in 2021 contributed to this decrease.

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

Our significant accounting policies that we believe to be critical to the judgments and estimates used in the preparation of our financial statements are included in “note 2 — Significant accounting policies” and “note 10 — Share-based payments” to our consolidated financial statements included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

Board Structure

We have a two-tier board structure consisting of a management board (bestuur) and a separate supervisory board (raad van commissarissen). There are no family relationships among any of our managing directors and supervisory directors.

Management Board

Our management board is composed of six members, who we refer to as our managing directors and who we consider to be our executive officers. Each managing director of CureVac N.V. holds office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or removal. Our managing directors do not have a retirement age requirement under our articles of association.

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

The following table lists our current managing directors who are also executive officers, as well as their ages, term served, the year of expiration of their term as managing directors of CureVac N.V. and position:

			Year in which
Name	Age	Term Served	Term Expires	Position
Alexander Zehnder, MD, MBA(1)	53	4/2023 – Present	2026	Chief Executive Officer
Pierre Kemula, B.Sc.	49	11/2016 – Present	2023	Chief Financial Officer
Antony Blanc, Ph.D.	55	12/2020 – Present	2023	Chief Business Officer / Chief Commercial Officer
Igor Splawski, Ph.D., MSc	55	7/2020 – Present	2023	Chief Scientific Officer
Myriam Mendila, MD(2)	57	2/2023 – Present	2026	Chief Development Officer
Malte Greune, Ph.D (3)	58	7/2021 – Present	2024	Chief Operating Officer
(1)	Dr. Zehnder was formally appointed as a managing director of CureVac N.V. on March 28, 2023.
(2)	Dr. Mendila joined the executive team as Chief Development Officer on February 1, 2023. She was formally appointed as a managing director of CureVac N.V. on March 28, 2023.
(3)	Dr. Greune was formally appointed as a managing director of CureVac N.V. on June 22, 2022.

The above table does not include Dr. Mariola Fotin-Mleczek, Dr. Klaus Edvardsen, Dr. Senta Ulrike Gnad-Vogt and Dr. Franz-Werner Haas, who each resigned as a managing director of CureVac N.V. on January 31, 2022, June 30, 2022, January 31, 2023 and March 31, 2023, respectively.

The following is a brief summary of the prior business experience and principal business activities performed outside of CureVac of our managing directors. Unless otherwise indicated, the current business addresses for each managing director is Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany.

Alexander Zehnder, MD, MBA became our chief executive officer in April 2023. Dr. Zehnder earned his degree as a Medical Doctor from the University of Bern, Switzerland, and completed an MBA at IMD Business School in Lausanne, Switzerland. He has held roles of increasing complexity and responsibility in the pharmaceutical industry for more than 20 years, across multiple business units and functional areas in Europe, the United States and Japan. Prior to joining CureVac, Dr. Zehnder was the Global Head of Oncology at Sanofi and previously held leadership positions at Sanofi at both the headquarter and country level since 2014. Prior to Sanofi, Dr. Zehnder worked at Roche/Genentech where he served as Vice President, Global Product Strategy and Global Franchise Head Avastin, the company’s blockbuster oncology drug.

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

Myriam Mendila, MD has been our chief development officer since February 2023. She has more than 20 years of global experience in product development, medical affairs, pharmacovigilance and healthcare compliance as well as global product strategy, including commercial strategy at Roche, Genentech and Novartis. Over the last 5 years, she has held the position of Worldwide Head of Medical Affairs and Chief Medical Officer Oncology at Novartis Pharma AG, Switzerland where she drives and oversees the development and cross-functional execution of the long-range global medical affairs vision and strategy for the Novartis oncology portfolio. Myriam earned her medical degree and subsequently doctoral degree from the Medical University of Hanover, Germany.

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

Supervisory Board

Our supervisory board is composed of eight current members, who we refer to as our supervisory directors. Each supervisory director holds office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or removal. Our supervisory directors do not have a retirement age requirement under our articles of association.

The following table sets forth the names and functions of our current supervisory directors, their ages, term served and the year of expiration of their term as supervisory director of CureVac N.V.

			Year in which
Name	Age	Term Served	Term Expires	Functions
Baron Jean Stéphenne, MSc, MBA	73	8/2015 – Present	2024	Chairman and Supervisory Director
Ralf Clemens, MD, Ph.D.	70	8/2015 – Present	2024	Supervisory Director
Mathias Hothum, Ph.D.	56	8/2015 – Present	2024	Supervisory Director
Hans Christoph Tanner, Ph.D.	71	8/2015 – Present	2024	Supervisory Director
Craig A. Tooman, MBA	57	6/2019 – Present	2025	Supervisory Director
Viola Bronsema, Ph.D.	60	8/2020 – Present	2024	Supervisory Director
Debra Barker, MD	60	6/2022 – Present	2025	Supervisory Director
Klaus Schollmeier Ph.D.	66	6/2022 – Present	2025	Supervisory Director
(1)	Dr. Debra Barker joined the Supervisory Board on June 22, 2022.
(2)	Dr. Klaus Schollmeier joined the Supervisory Board on June 22, 2022.

The above table does not include Dr. Friedrich von Bohlen und Halbach, who resigned from the Supervisory Board on June 22, 2022.

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

Hans Christoph Tanner, Ph.D. has served as a supervisory director since 2015. Dr. Tanner served as the chief financial officer and head of investor relations of Cassiopea S.p.A. from 2015 until December 31, 2020. Dr. Tanner served as director of Private Equity Holding AG from 2011 until 2018. He served as Cosmo Pharmaceuticals N.V.’s chief financial officer from 2006 until 2016, head of investor relations from 2006 until 2017 and head of transactions office from 2017 to 2020. Dr. Tanner also served as a board member of Cosmo Pharmaceuticals N.V. since 2006 up until May 2021. Dr. Tanner is also a member of the supervisory board or advisory board (Verwaltungsrat/Beirat) of DKSH AG, Paion AG since 2017, Qvanteq AG since 2011, and Joimax GmbH since 2003. From 1998 to 2001 he was a partner of Dr. Ernst Mueller-Moehl and co-founder of the 20 Minuten group of newspapers and founded A&A Active Investor, a SIX listed investment company. From 1992 to 1998 Dr. Tanner was the head of corporate finance & capital markets of UBS in Zurich and from 1976 to 1991 he had various functions in the Corporate Banking Department of UBS in Zurich, Madrid and Los Angeles. He received his Ph.D. in economics from the University of St. Gallen and degree in economics from the University of St. Gallen.

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

Debra Barker, MD has served as a supervisory director since June 2022. Dr. Barker is a seasoned pharmaceutical executive with more than 25 years of experience in drug development and commercialization from Novartis, Roche, SmithKline Beecham and Knall in Europe, the Americas and Asia. She currently serves as a Non-Executive Director for two additional public companies including BergenBio ASA, a Norwegian Oncology company, and Destiny Pharma PLC, a late-stage British Anti-infective company. Previously, Dr. Barker led as Chief Medical and Development Officer at Polyphor LTD for two years. From 2006 to 2017 she held various leadership positions at Novartis, where she most recently served as Vice President, Medical Affairs Franchise Head for Ophthalmology as well as interim Franchise Head for Neuroscience. In addition, she held the role of Regional Medical Director, Asia Pacific for Novartis where she led teams to develop and execute medical communication, clinical trial and opinion leader development activities across the franchises. Dr. Barker holds a degree in pharmaceutical medicine and received a master’s degree in immunology from King’s College in London and a medical degree from Queens’ College, Cambridge, UK.

Klaus Schollmeier, Ph.D has served as a supervisory director since June 2022. Dr. Schollmeier is an advisor to the Pharma/Biotech industry. He was Chief Executive Officer of SuppreMol in Munich from 2013 until 2015, when the company was sold to Baxalta. From 2004 to 2011, he served as CEO of Santhera in Basel, and as Chairman of the Board of Santhera until 2013. Dr. Schollmeier joined Graffinity Pharmaceuticals AG in Heidelberg, Germany as CEO in 2003 and merged the company with MyoContract AG, Basel in 2004 to form Santhera. Prior to joining the biotechnology industry in 2003, he was managing director of the healthcare/biotechnology group at ING-BHF Bank for ING Group Europe. Before that, he spent 16 years in the pharmaceutical industry at BASF, Knoll and Abbott. Dr. Schollmeier is member of the board and chairman of several biotech companies including Tacalyx (Germany), Modra Pharmaceuticals (Netherlands), Affiris Pharma (Austria) and Eternygen (Germany).He holds a Ph.D. in biology from the University of Düsseldorf, Germany, and is currently an adjunct research associate professor at the Boston University Medical School, Massachusetts.

Diversity

The table below provides certain information regarding the diversity of our supervisory board members as of the date of this Annual Report.

Supervisory Board Diversity Matrix
Country of Principal Executive Officers	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Supervisory Board Members	8
	Female	Male	Non-Binary	Did not Disclose
Part I: Gender Identity
Supervisory Board Members	2	6	-	-
Part II: Demographic Background
Underrepresented individual in Germany	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

We have diversity objectives with respect to the composition of our management board and supervisory board as part of the our diversity policy. We are committed to supporting, valuing and leveraging diversity and we recognize and welcome diversity with respect to gender, age, race, ethnicity, nationality, sexual orientation and other important cultural differences. In its evaluation of new candidates, the nomination and corporate governance committee may consider race or ethnicity, nationality, gender, sexual orientation, age, background, education skills and experience, as well as the restrictions, requirements and recommendations concerning those matters under applicable law, Nasdaq rules or best practice provisions of the Dutch Corporate Governance Code in relation to the full our management board, supervisory board and/or individual directors or director candidates. However, we also believe that there is a fine line between diversity and unintentional discrimination. For that reason, the importance of diversity, in and of itself, should not set aside the overriding principle that someone should be recommended, nominated and appointed for being “the right person for the job.”

Although we have not yet set specific targets with respect to certain elements of diversity, we believe that it is important for the management board, supervisory board and our senior management to represent a diverse composite mix of personal backgrounds, experiences, qualifications, knowledge, abilities and viewpoints, consistent with the principles outlined above. We also seek to combine the skills and experience of long-standing members of the management board, supervisory board and our senior management with the fresh perspectives, insights, skills and experiences of new candidates from time to time. To further increase the range of viewpoints, perspectives, talents and experience, we strive for a mix of experience among the management board, supervisory board and its senior management, but we have not set a specific target in this respect.

Five of our managing directors are male and one is female. We believe that we are on a trajectory to achieve our diversity objectives with respect to the management board.

Six of our supervisory directors are male and two are female. We believe that we are on a trajectory to achieve our diversity objectives with respect to the supervisory board.

In connection with our diversity objectives, we have defined our senior management as employees at the vice president position and above. Six out of our 31 senior management members are female. We believe that we are on a trajectory to achieve our diversity objectives with respect to our senior management.

We have taken the following activities and measures for a more balanced gender ratio within the organization:

●	establishing policies that support equal opportunities for employees, senior management and applicants for employment;
●	encouraging and enforcing respectful communication and cooperation among all employees and senior management;
●	fostering a corporate culture where employees and senior management are treated with dignity, respect and understanding;
●	actively encouraging employees and officers who feel that they have been subjected to discrimination or harassment to report this to their supervisor or to our human resources department; and
●	regularly review our corporate policies to ensure equal treatment.

Given the gender ratios both in the management board, supervisory board and as well as senior management, we are satisfied overall with our efforts towards improving gender diversity and we believe that our activities, training, mentoring and programs will continue to enhance our diversity objectives.

B.   Compensation

Remuneration and Other Benefits to Supervisory and Managing Directors as of December 31, 2022

As a foreign private issuer, in accordance with Nasdaq listing requirements, we must comply with home country compensation requirements and certain exemptions thereunder rather than complying with Nasdaq compensation requirements. Dutch law does not provide for limitations with respect to the aggregate annual compensation paid to our managing directors or supervisory directors, provided that such compensation is consistent with our compensation policy. Such compensation policy requires approval by the general meeting. The supervisory board, in conjunction with our compensation committee, determines the remuneration of individual managing directors with due observance of the compensation policy. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which managing directors may participate is subject to approval by our general meeting. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the managing directors and the criteria for granting or amendment. The compensation for our supervisory directors is set by the general meeting.

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

We did not provide pension, retirement or similar benefits to our managing directors and supervisory directors in the year ended December 31, 2022.

Supervisory Board

Compensation of Supervisory Directors

For the year ended December 31, 2022, the cash compensation paid to our supervisory directors for services in all capacities was €669,192. The following table sets forth the aggregate compensation and benefits provided to our supervisory board members for services in the year ended December 31, 2022.

	Cash		Total
	Compensation		Compensation
Name	(€)		(€) (4)
Baron Jean Stéphenne, MSc, MBA	123,750		123,750
Ralf Clemens, MD, PhD	89,164		89,164
Mathias Hothum, PhD	96,118		96,118
Hans Christoph Tanner, PhD	96,250		100,538
Friedrich von Bohlen und Halbach, PhD (1)	45,620		74,065
Craig A. Tooman, MBA	79,392		85,651
Viola Bronsema, PhD	68,750		68,750
Debra Barker, MD (2)	35,971	(5)	35,971
Klaus Schollmeier PhD (3)	34,177		34,177
(1)	Dr. von Bohlen und Halbach resigned from the Supervisory Board of CureVac N.V. on June 22, 2022.
(2)	Dr. Barker joined the Supervisory Board of CureVac on June 22, 2022.
(3)	Dr. Schollmeier joined the Supervisory Board of CureVac on June 22, 2022.
(4)

This column represents the cash compensation and value of shares delivered in 2022 and does not include RSUs held by certain of the supervisory board members, as described in the share ownership section below.

(5)	This amount does not include any cash compensation for services Dr. Barker performed for CureVac AG or CureVac SE.

Management Board

Compensation of Managing Directors

For the year ended December 31, 2022, the aggregate compensation accrued or paid to our managing directors for services in all capacities was €3,067,113. The following table sets forth the compensation and benefits provided to our management board for services in the year ended December 31, 2022.

			All other	Total
	Salary	Bonus(1)	Compensation(2)	Compensation(3)
Name*	(€)	(€)	(€)	(€)
Mariola Fotin-Mleczek (4)	26,666	64,896	3,487	95,049
Franz-Werner Haas, LLD, LLM (5)	417,500	79,040	89,172	585,712
Pierre Kemula, B.Sc	342,500	59,904	146,514	548,918
Antony Blanc, Ph.D.	342,500	59,904	64,809	467,213
Igor Splawski, Ph.D., MSc	338,706	54,463	90,471	483,640
Klaus Edvardsen Ph.D. (6)	180,889	32,067	30,103	243,059
Malte Greune Ph.D. (7)	342,500	29,952	54,448	426,900
Senta Ulrike Gnad-Vogt MD (8)	133,875	44,297	38,450	216,662
(1)	This amount represents the annual variable payment received based on a percentage of yearly gross remuneration for reaching certain targets agreed upon with the supervisory board, as described further below.

(2)	All other compensation includes other monetary benefits and contributions to social security insurance, if any.
(3)	This column does not include the virtual shares, options or RSUs held by certain of the management board members, as described in the “Virtual Share Ownership of Managing Directors” table below.
(4)	Dr. Fotin-Mleczek resigned as a managing director of CureVac N.V. on January 31, 2022.
(5)	Dr. Haas resigned as a managing director of CureVac N.V. on March 31, 2023.
(6)	Dr. Edvardsen resigned as chief development officer and as a managing director of CureVac N.V. on June 30th, 2022.
(7)	Dr. Greune was formally appointed as a managing director of CureVac N.V. on June 22, 2022.
(8)	Dr. Gnad-Vogt served as our interim Chief Development Officer from July 1, 2022 until January 31, 2023.

Bonus Plan

We maintain and implement a management bonus plan for our managing directors. Under the management bonus plan, we provide a variable bonus payment as a component of management compensation that ranges from 50% to 55% of the individual’s annual base salary, depending on management level. We agree upon the respective individual target bonus amount with each employee on an individual contractual basis. The annual performance review is used to measure the achievement of objectives. The Supervisory Board finally decides on the goal achievement of the Managing Directors. The bonus payment is calculated based on the individual’s degree of target bonus achievement, which is then calculated as a percentage of annual base salary, and is generally paid out in March of the following year. The bonus is calculated on a pro rata basis if the individual joins or leaves CureVac during the year.

Equity Incentive Plans

We maintain a virtual share plan (the “Prior VSOP”) for members of the management board and the supervisory board. As of December 31, 2022, there are 5,614,246 virtual shares outstanding and no awards are available for issuance under the Prior VSOP. Ten percent (10%) of each award under the Prior VSOP became exercisable upon expiration of the 180-day lock-up period following the closing of CureVac’s IPO, which occurred on February 9, 2021. A second 10% portion of the (vested) virtual shares became exercisable on the first anniversary after the IPO on August 14, 2021, because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels were reached (Exercise case “Liquidity after IPO), and a third 10% portion of the (vested) virtual shares became exercisable on the second anniversary of the IPO on August 14, 2022, as the exercise case “Liquidity upon IPO” was again reached. The remaining portion of each award may be exercised (in whole or in part) upon the occurrence of certain defined triggering events, including, but not limited to, drug approval or the sale by a majority shareholder of 5% of our outstanding shares, in each case subject to the terms and conditions of the Prior VSOP. All rights under the Prior VSOP will terminate following the ninth calendar year of our listing on Nasdaq. The Prior VSOP was restructured upon the completion of our Corporate Reorganization. Following this restructuring, upon vesting of virtual shares, the holder will be able to exchange his or her virtual shares (in whole or in part) for cash or common shares of CureVac N.V. (instead of shares of CureVac SE) on a 1 to 133.0778 basis.

Due to the increase in value of CureVac prior to our Corporate Reorganization, we modified our incentive program to allow members of the supervisory board, management board and other employees to participate in the value-increased business based on CureVac’s valuation at the time of the Corporate Reorganization subject to the occurrence of certain enumerated exercise cases reflecting such value-increase (the “New VSOP”). Each virtual share awarded under the New VSOP tracked one underlying series A share of CureVac SE (formerly CureVac AG). The New VSOP provides a cash-claim against CureVac in the amount of the positive difference between the value of CureVac per virtual share at the grant date (as determined by CureVac when the New VSOP was established) and the value per virtual share at the time of exercise of such virtual share (such value to be derived from the valuation of CureVac in the relevant triggering event), subject to CureVac’s discretion to provide tradable shares against payment of the value of CureVac per virtual share at the grant date. Such awards provided under the New VSOP have a term of ten years from the date of grant and vest over four years, where 25% vest after the first anniversary of the individual’s hire date and the remainder vesting monthly. These virtual shares were assumed by CureVac N.V. upon the completion of our Corporate Reorganization, and were converted into options, exercisable for common shares of CureVac N.V. on a 1 to 133.0778 basis. Following this conversion, subject to the same vesting, exercise and expiration terms discussed above, these option awards are governed by the Plan (as defined below).

In connection with our initial public offering, we established the Long Term Incentive Plan “LTIP” (the “Plan”) pursuant to which we may grant options, restricted stock, restricted stock units, share appreciation rights and other equity and equity-based awards to our employees, managing directors and supervisory directors, consultants or other advisors. As of December 31, 2022, there are 6,831,772 awards outstanding and 22,417,792 shares remained available for issuance under the Plan. The maximum number of common shares underlying awards granted pursuant to the Plan, including the awards granted under the New VSOP and the common shares underlying outstanding awards under the Prior VSOP, will not exceed an equivalent of 15% of our issued share capital from time to time. The Plan is administered jointly by our management board, supervisory board and compensation committee. Awards under the Plan may be granted to our employees, managing directors and supervisory directors, consultants or other advisors. Awards under the Plan may be conditioned upon the achievement or satisfaction of certain performance criteria. The vesting conditions for awards under the Plan are determined by the Committee and will be set forth in the applicable award documentation. The Plan provides for special provisions for good leavers and bad leavers as well as for a change in control of CureVac NV.

C.   Board Practices

Committees

Audit Committee

The audit committee consists of Hans Christoph Tanner (as chairman), Craig A. Tooman and Klaus Schollmeier. The audit committee assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that Hans Christoph Tanner, Craig A. Tooman and Klaus Schollmeier satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The composition of our audit committee is consistent with the best practice provisions of the DCGC.

The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter has been posted on our website.

Compensation Committee

The compensation committee consists of Craig A. Tooman (as chairman), Hans Christoph Tanner, Mathias Hothum and Viola Bronsema. The compensation committee assists the supervisory board in determining compensation for our management and supervisory board members.

The composition of our compensation committee deviates from the best practice provisions of the DCGC, because half of its members are not independent within the meaning of the DCGC because of their affiliation with dievini. Under SEC and Nasdaq rules, there are heightened independence standards for members of the Committee, including a prohibition against the receipt of any compensation from us other than standard director fees. As permitted by the listing requirements of Nasdaq, we opted out of Nasdaq Listing Rule 5605(d), which requires that a compensation committee consist entirely of independent supervisory directors.

The compensation committee is governed by a charter that complies with applicable Nasdaq rules, which has been posted on our website.

Nomination and Corporate Governance Committee

The nomination and corporate governance committee consists of Craig Tooman (as chairman), Hans Christoph Tanner, Mathias Hothum and Viola Bronsema. The nomination and corporate governance committee assists our supervisory board in identifying individuals qualified to become our managing directors or supervisory directors consistent with criteria established by us and in developing our code of business conduct and ethics. The composition of our nomination and corporate governance committee deviates from the best practice provisions of the DCGC, because more than half of its members are not independent within the meaning of the DCGC because of their affiliation with dievini or KfW. As permitted by the listing requirements of Nasdaq, we opted out of Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations.

The nominating and corporate governance committee is governed by a charter that complies with applicable Nasdaq rules, which has been posted on our website.

Special Committee

Resolutions of our supervisory board to approve a resolution of our management board to exclude or limit pre-emption rights (except in connection with the ordinary operation of our equity incentive plans), or to issue shares against non-cash contribution, require approval by a special committee consisting of one supervisory director nominated by dievini (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement, as defined below) (during the initial nomination period for dievini), one supervisory director nominated by KfW (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) (during the initial nomination period for KfW) and, if applicable, one supervisory director nominated by a nomination concert. In this special committee, the affirmative votes of one supervisory director nominated by dievini (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) (during the initial nomination period for dievini) and the supervisory director nominated by KfW (or its legal successors or permitted assigns under the KfW dievini Shareholders’ Agreement) (during the initial nomination period for KfW) are required. See “Item 16G. Corporate Governance — Duties of Managing and Supervisory Directors.”

Service Agreements

Consulting Agreement with Ralf Clemens

With the approval of the supervisory board, we entered into a consulting agreement with Dr. Clemens, one of our supervisory directors in March 2013 (the “Clemens Consulting Agreement”), whereby Dr. Clemens agreed to provide consulting services and agreed to act as a member of our scientific advisory board for an indefinite period. The Clemens Consulting Agreement provides for a notice of termination period of four weeks, payment of certain travel and out-of-pocket expenses in addition to his consulting fee and restrictive covenants (including covenants related to confidentiality and proprietary information).

Management Board Service Contracts

We entered into management board service agreements (the “Management Contracts”) with the following managing directors: Dr. Haas, Mr. Kemula, Dr. Splawski, Dr. Greune, Dr. Blanc and Dr. Mendila. The Management Contracts generally provide for an initial term of three years, a 12-month notice period thereafter, a base salary, certain administrative allowances, an annual variable payment expressed as a percentage of annual base salary that is dependent on the achievement of certain objectives agreed to by the supervisory board and a severance payment upon termination of the Management Contracts. The supervisory board is entitled to grant managing directors additional compensation at its discretion. The managing directors are also eligible to participate in a virtual stock plan or equivalent plan that is established in a manner substantially similar to other of the executive officers.

The Management Contracts provide for the following restrictive covenants: (i) a non-compete during employment and for 12 months after termination; (ii) a non-solicit of employees during employment and for two years after termination; and (iii) a perpetual confidentiality covenant. Under the Management Contracts, we are obligated to pay the managing directors compensation for the duration of their post-employment non-compete period in monthly installments that are equal to half of the total compensation they received prior to their termination.

Employment Contract with Senta Ulrike Gnad-Vogt

We entered into an employment contract with Dr. Gnad-Vogt in July 2011, as amended in September 2019, (the “Gnad-Vogt Employment Contract”), whereby Dr. Gnad-Vogt is employed for an indefinite period of time. The Gnad-Vogt Employment Contract provides for a notice of termination period of six months, which can be initiated in writing by either party, and restrictive covenants, including non-compete and non-solicitation covenants and a covenant related to confidentiality. Dr. Gnad-Vogt resigned as our interim chief development officer on July 31, 2021. Dr. Gnad-Vogt also served as our interim Chief Development Officer from July 1, 2022 until January 31, 2023.

Employment Contract with Franz-Werner Haas

We entered into an addendum to the employment contract with Franz-Werner Haas in April 2022 (the “Haas Addendum”) pursuant to which Dr. Haas agreed to extend his service on the management board until March 31, 2023. Under Dr. Haas’s addendum, we awarded him 36,000 RSUs under the Plan on April 1, 2022, which vested immediately and became exercisable on or after January 1, 2023. The Haas Addendum also provides that Dr. Haas be entitled to the reimbursement of certain costs.

Employment Contract with Pierre Kemula

We entered into an addendum to the employment contract with Pierre Kemula in April 2022 (the “Kemula Addendum”) pursuant to which Mr. Kemula agreed to an indefinite extension of his service on the management board, subject to a notice period of 9 months, but in any case not before October 4, 2024. The Kemula Addendum also provides that Mr. Kemula be entitled to the reimbursement of certain administrative costs.

Employment Contract with Igor Splawski

We entered into an addendum to the employment contract with Igor Splawski in April 2022 (the “1st Splawski Addendum”) pursuant to which Dr. Splawski is entitled to the reimbursement of certain administrative costs.

We entered into another addendum to the employment contract with Igor Splawski in July 2022 (the “2nd Splawski Addendum”) pursuant to which Dr. Splawksi agreed to relocate his place of work to the U.S.

Employment Contract with Malte Greune

We entered into an addendum to the employment contract with Malte Greune in April 2022 (the “Greune Addendum”) pursuant to which Dr. Greune agreed to an indefinite extension of his service on the management board, subject to a notice period of 12 months, but in any case not before July 31st 2024. The Greune Addendum also provides that Dr. Greune be entitled to the reimbursement of certain administrative costs.

Employment Contract with Antony Blanc

We entered into an addendum to the employment contract with Antony Blanc in April 2022 (the “Blanc Addendum”) pursuant to which Dr. Blanc agreed to an indefinite extension of his service on the management board, subject to a notice period of 12 months, but in any case not before November 30, 2023. The Blanc Addendum also provides that Dr. Blanc be entitled to the reimbursement of certain administrative costs.

Employment Contract with Myriam Mendila

We entered into an employment contract with Myriam Mendila in June 2022 (the “Mendila Employment Contract”), pursuant to which Dr. Mendila agreed to serve on the management board with an indefinite term, subject to a notice period of 12 months. The Mendila Employment Contract also provides that Dr. Mendila be entitled to the reimbursement of certain administrative costs.

D.   Employees

As of December 31, 2022, we employed 1,049 total employees worldwide, 904 of whom were full-time, 242 of whom hold Ph.D. or M.D. degrees, 461 of whom were engaged directly or indirectly in production, 412 of whom were engaged in research and development activities, 59 of whom were engaged in clinical and regulatory activities, 18 of whom were engaged in marketing and sales activities, and 99 of whom were engaged in management, business development or marketing, finance, human resources or administrative support. Of our 1,049 total employees, 1,021 work in Germany, 7 work in Belgium, 13 work in the Netherlands and 8 work in the United States. We are not subject to collective bargaining agreements or similar labor contracts and have a workers’ council established since November 2021.

E.   Share Ownership

Share Ownership of Supervisory Directors

The following table sets forth the share ownership of our supervisory directors as of March 31, 2023.

		Percentage of
	Number of	Shares
Name	Shares	Outstanding	Voting Rights
Baron Jean Stéphenne, MSc, MBA	6,826	—	6,826
Ralf Clemens, MD, Ph.D.	3,497	—	3,497
Mathias Hothum, Ph.D.	98,625	0.04	98,625
Hans Christoph Tanner, Ph.D.	75,622	0.03	75,622
Craig A. Tooman, MBA	2,433	—	2,433
Viola Bronsema, Ph.D.	0	—	0
Debra Barker, MD.	1,316	—	1,316
Klaus Schollmeier, Ph.D.	594	—	594

Restricted Stock Unit Ownership of Supervisory Directors

The following table sets forth the restricted stock unit (RSU) ownership of our supervisory directors as of March 31, 2023.

Name	Number of RSUs	Title	Vesting Date
Baron Jean Stéphenne	823	CureVac LTIP 2021 RSUs	Dec 31, 2023
Baron Jean Stéphenne	4,739	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2023 & 1/2 on Dec 31, 2024
Ralf Clemens, MD, Ph.D.	639	CureVac LTIP 2021 RSUs	Dec 31, 2023
Ralf Clemens, MD, Ph.D.	3,686	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2023 & 1/2 on Dec 31, 2024
Mathias Hothum, Ph.D.	639	CureVac LTIP 2021 RSUs	Dec 31,2023
Mathias Hothum, Ph.D.	3,686	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2023 & 1/2 on Dec 31, 2024
Hans Christoph Tanner, Ph.D.	639	CureVac LTIP 2021 RSUs	Dec 31, 2023
Hans Christoph Tanner, Ph.D.	3,686	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2023 & 1/2 on Dec 31, 2024
Craig A. Tooman, MBA	457	CureVac LTIP 2021 RSUs	Dec 31, 2023
Craig A. Tooman, MBA	3,042	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2023 & 1/2 on Dec 31, 2024
Viola Bronsema, Ph.D.	0	—
Debra Barker, MD	2,633	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2023 & 1/2 on Dec 31, 2024
Klaus Schollmeier, Ph.D.	1,389	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2023 & 1/2 on Dec 31, 2024

The portion of RSU awards which vested as of December 31, 2022 have been delivered, and RSUs which have not yet vested or settled are not included in the fully diluted shares outstanding.

Share Ownership of Managing Directors

The following table sets forth the share ownership of our managing directors as of March 31, 2023.

		Percentage
	Number of	of Shares
Name*	Shares	Outstanding	Voting Rights
Franz-Werner Haas, LLD, LLM (1)	146,530	0.07%	146,530
Pierre Kemula, B.Sc	72,335	0.03%	72,335
Antony Blanc, Ph.D.	2,568		2,568
Igor Splawski, Ph.D., MSc.	0	—	0
Malte Greune, Ph.D	2,079	—	2,079
Senta Ulrike Gnad-Vogt, MD (2)	34,138	0.02%	34,138
Klaus Edvardsen, Ph.D. (3)	—	—	—
(1)	Dr. Haas resigned as a managing director of CureVac N.V. on March 31, 2023.
(2)	Dr. Gnad-Vogt served as our interim Chief Development Officer from July 1, 2022 until January 31, 2023.
(3)	Dr. Edvardsen was appointed as a managing director of CureVac N.V. on June 24, 2021 and began his role as chief development officer on August 1, 2021. He resigned as managing director of CureVac N.V. on June 30, 2022.

Option Ownership of Managing Directors

The following table sets forth the option ownership of our managing directors as of March 31, 2023.

			Exercise
	Number of		Price
Name	Options	Title	(in USD)	Expiration Date
Franz-Werner Haas (1)	30,000	LTIP Option Award 2022	19.35	03/01/2032
Pierre Kemula	25,000	LTIP Option Award 2022	19.35	03/01/2032
Antony Blanc	133,078	LTIP Option Award 2020	52.96	11/30/2030
	66,539	LTIP Option Award 2020	39.92	11/30/2031
	66,539	LTIP Option Award 2020	7.68	11/30/2032
	25,000	LTIP Option Award 2022	19.35	03/01/2032
Igor Splawski	259,852	LTIP Option Award 2020	11.90	7/14/2030
	25,000	LTIP Option Award 2022	19.35	03/01/2032
Malte Greune	20,000	LTIP Option Award 2021	84.03	7/1/2026
	25,000	LTIP Option Award 2022	19.35	03/01/2032
(1)	Dr. Haas resigned as a managing director of CureVac N.V. on March 31, 2023.

Restricted Stock Unit Ownership of Managing Directors

The following table sets forth the restricted stock unit (RSU) ownership of our managing directors as of March 31, 2023.

Name	Number of RSUs	Title	Vesting Date
Franz-Werner Haas (1)	1,262	CureVac LTIP 2021 RSUs	Dec 31, 2023
	8,614	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2023 & 1/2 on Dec 31, 2024
Pierre Kemula	956	CureVac LTIP 2021 RSUs	Dec 31, 2023
	6,406	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2023 & 1/2 on Dec 31, 2024
Antony Blanc	956	CureVac LTIP 2021 RSUs	Dec 31, 2023
	6,406	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2023 & 1/2 on Dec 31, 2024
	30,000	CureVac LTIP 2022 supplemental RSUs – with performance criteria	1/2 on Dec 31, 2022 & 1/2 on Dec 31, 2023
Igor Splawski	2,607	CureVac LTIP 2021 RSUs	Dec 31, 2023
	9,422	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2023 & 1/2 on Dec 31, 2024
Malte Greune	478	CureVac LTIP 2021 RSUs	Dec 31, 2023
	6,406	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2023 & 1/2 on Dec 31, 2024
	5,000	CureVac LTIP 2022 supplemental RSUs - with performance criteria	1/2 on Dec 31, 2022 & 1/2 on Dec 31, 2023
(1)	Dr. Haas resigned as a managing director of CureVac N.V. on March 31, 2023.

Virtual Share, or VS, Ownership of Management Board Members from VSOP Programs as of March 31, 2023.

				Start of
				Vesting	Grant date
			Max	Period	(Date of
		VS Points	Vested	(Only for New	Allocation	Vesting
Name	Program	Granted	Points	Participants)	Letter)	Period	VSOP Plan	Valid until
Franz-Werner Haas (1)	VS	130,424	130,424	—	01.06.2012	36	Prior VSOP	Aug 13, 2029
Franz-Werner Haas	VS	335,356	335,356	—	01.01.2013	36	Prior VSOP	Aug 13, 2029
Franz-Werner Haas	VS	141,780	141,780	—	01.01.2015	12	Prior VSOP	Aug 13, 2029
Pierre Kemula	VS	465,779	465,779	01.10.2016	18.04.2019	36	Prior VSOP	Aug 13, 2029
(1)	Dr. Haas resigned as a managing director of CureVac N.V. on March 31, 2023.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 31, 2023 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;
●	each managing director and supervisory director; and
●	all managing directors and supervisory directors as a group.

The number of common shares beneficially owned by each entity, person, supervisory director or managing director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 31, 2023, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person. The table is based on information supplied by our managing directors and supervisory directors and by Schedule 12D and Schedules 13G, if any, filed with the SEC.

The percentage of outstanding common shares is computed on the basis of 223,841,560 common shares outstanding as of March 31, 2023. Common shares that a person has the right to acquire within 60 days of March 31, 2023 are also deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of the supervisory board and management board as a group. Unless otherwise indicated below, the address for each beneficial owner is CureVac SE, Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany.

	Shares Beneficially Owned
Shareholder	Number	Percentage
5% Shareholders:
Dietmar Hopp(1)	83,880,935	37.5%
Kreditanstalt für Wiederaufbau(2)	29,871,441	13.3%
Glaxo Group Limited	16,591,937	7.4%
RA Capital Management, L.P.(3)	12,245,955	5.5%

Managing Directors:
Franz-Werner Haas, LLD, LLM	146,530	*	%
Alexander Zehnder, Ph.D.	—	—
Pierre Kemula, B.Sc.	72,335	*	%
Myriam Mendila	—	—
Igor Splawski	—	—
Antony Blanc	2,568	*	%
Malte Greune	2,079	*	%

Supervisory Directors:
Ralf Clemens, MD, Ph.D.	3,497	*
Mathias Hothum, Ph.D.(4).	70,280,385	31.4%
Baron Jean Stephenne, MSc, MBA	6,826	*
Hans Christoph Tanner, Ph.D.	75,622	*	%
Debra Barker, MD	1,316	*	%
Viola Bronsema, MD	—	—
Klaus Schollmeier	594	*
Craig A. Tooman, MBA	2,433	*	%
All Managing Directors and Supervisory Directors as a Group:	70,447,655	31.5%
*	Represents beneficial ownership of less than 1%.

(1)	This information is based on a Schedule 13D filed with the SEC on February 24, 2023 by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, DHFS II Holding GmbH & Co. KG (“DHFS II Holding”) and Zweite DH Verwaltungs GmbH (“Zweite DH”). dievini is the record holder of 70,181,760 shares and DH-LT Investments is the record holder of 10,102,286 shares. Mr. Hopp is the record holder of 158,700 shares and is the sole shareholder of a company that is the record holder of 33,517 shares. Zweite DH is the record holder of 3,404,672 shares. DH-Capital and OH Beteiligungen, are collectively the holders of 100% of the limited partner interest in dievini. DH-Capital and OH Beteiligungen each hold a 50% limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini. The sole general partner of dievini with the authorization to represent are dievini Verwaltungs GmbH and Dr. Hothum; however, 100% of the shares of dievini Verwaltungs GmbH are held by dievini so dievini Verwaltungs GmbH is not considered to have control over dievini. The managing directors of dievini Verwaltungs GmbH are Dietmar Hopp and Dr. Hothum. Voting and dispositive decisions made within dievini Verwaltungs GmbH regarding the securities held by dievini are made by at least two managing directors acting together; however, Dietmar Hopp is entitled to represent dievini Verwaltungs GmbH solely. Therefore, in their capacity as managing directors, Dietmar Hopp and Dr. Hothum share voting and dispositive power over the shares held by dievini, and may be deemed to beneficially own such shares held by dievini; however, each of Dietmar Hopp and Dr. Hothum disclaims beneficial ownership of the shares held by dievini except to the extent of their pecuniary interests therein. The address for dievini, DH-LT Investments and Dietmar Hopp is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Str. 57, 69190 Walldorf, Germany, the address for DH-Capital and OH Beteilungen is Heidelberger Straße 43, 69168 Wiesloch, Germany, the address for Oliver Hopp, Daniel Hopp, DHFS II Holding and Zweite DH is Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany.
(2)	This information is based on a Schedule 13D filed with the SEC on February 24, 2023 by KfW, or Kreditanstalt für Wiederaufbau, an institution (Anstalt des öffentlichen Rechts) organized under public law of the Federal Republic of Germany. The Federal Republic of Germany holds 80% of KfW’s subscribed capital, and the German federal states (Länder) hold the remaining 20%. The address for KfW is Palmengartenstrasse 5-9, 60325 Frankfurt am Main, Germany.
(3)	This information is based on a Schedule 13D filed with the SEC on March 27, 2023 by RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah and RA Capital Healthcare Fund, L.P. (the “Fund”). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Act, of any securities of CureVac held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s portfolio. The Fund disclaims beneficial ownership of the shares it holds for purposes of Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Securities Act, of any securities of CureVac beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the shares other than for the purpose of determining their obligations under Section 13(d) of the Securities Act. The address of the principal business office of each of reporting persons is c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston MA 02116.
(4)	Includes 70,181,760 shares held by dievini Hopp BioTech holding GmbH & Co. KG that may also be deemed beneficially owned by Dr. Mathias Hothum, 95,504 shares held by MH-LT-Investments GmbH and 3,121 shares held by Dr. Mathias Hothum.

Each of our shareholders is entitled to one vote per common share. None of the holders of our shares will have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders.

B.   Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2020, with any of our management and supervisory directors and the holders of more than 5% of our common shares.

BePharBel Manufacturing S.A.

In December 2020, CureVac Real Estate GmbH and BePharBel Manufacturing S.A., entered into a commercial supply agreement to develop and manufacture the diluent that was expected to be used to dilute the Group’s first concentrated COVID-19 vaccine candidate, CVnCoV, to the amount specified by each dose level. Pursuant to the terms of the agreement, it was intended that BePharBel Manufacturing would manufacture and deliver to CureVac Real Estate GmbH a low seven figure amount of commercial batches of diluent per year, in 2021 and 2022. Following the withdrawal of the CVnCoV in October 2021 due to COVID-19 virus drift, WHO COVID vaccine efficiency recommendation and market expectations, CureVac Real Estate GmbH terminated the commercial and supply agreement with BePharBel and entered into negotiations on a structured and rapid wind-down of the ordered production. The Parties agreed on a settlement in May 2022 of all claims resulting from the commercial and supply agreement for an amount of €3.9 million, which had been recognized in provisions, based on an estimate, as of December 31, 2021. In total an amount of €4.0 million was paid in 2022. Baron Jean Stéphenne, our supervisory board member, holds directly and indirectly 15.61% of BePharBel Manufacturing’s equity and is a director of BePharBel Manufacturing, and Baron Jean Stéphenne’s son, Vincent Stéphenne, holds 1.43% of BePharBel Manufacturing’s equity and is a managing director of BePharBel Manufacturing.

dievini Hopp BioTech holding GmbH & Co. KG, Walldorf

As of December 31, 2022, dievini holds the majority of our capital stock and is the controlling shareholder. Molecular Health GmbH, or Molecular Health, is a subsidiary of dievini. In December 2017, we concluded a contract with Molecular Health, according to which Molecular Health provides services in conjunction with the Modeling of the biological and clinical effects of Toll-like receptor 7 and 8 agonists in cancer and immune cells. In fiscal years 2020, 2021 and 2022, payments to Molecular Health with respect to research and development amounted to €0. In 2022 a total of €58,000 was paid to dievini Hopp BioTech Holding GmbH & Co. KG as a reimbursement of legal costs related to financing activities.

Convertible Loans with Mr. Hopp

We entered into a convertible loan agreement on May 3, 2019 with Mr. Dietmar Hopp, managing director of dievini, under which Mr. Hopp disbursed to us the amount of €50,000,000, or Convertible Loan I. On October 24, 2019, we entered into an additional convertible loan agreement with Mr. Hopp, as amended, under which we have the right to call for disbursements in two tranches of €20,000,000 and a final tranche of €23,926,900, until December 31, 2021, or Convertible Loan II, and together with Convertible Loan I, or the Convertible Loans. The Convertible Loans bear an interest rate of 8.00% per annum. We repaid the Convertible Loans on August 7, 2020, and as of December 31, 2020, no Convertible Loans were outstanding. See note 13 to our Consolidated Financial Statements elsewhere in this Annual Report for further information on the Convertible Loans.

Rittershaus law firm, Mannheim

A consulting agreement dated December 15, 2005, was in place for an indefinite term with the law firm Rittershaus Rechtsanwälte Partnerschaftsgesellschaft mbB, Mannheim (Rittershaus). The agreement was replaced by a new consulting agreement dated January 1, 2015.

The agreement can be terminated without notice by us and with notice of three months to the end of the quarter by Rittershaus. In fiscal years 2020, 2021 and 2022, consulting fees of €990,000, €757,000 and €518,000 were paid to Rittershaus, respectively. Prof. Dr. Christof Hettich, who was one of the managing directors of dievini until June 2022, is a partner of Rittershaus.

Dr. Ingmar Hörr

In June 2018, an advisory agreement was implemented between Dr. Ingmar Hoerr and CureVac. Dr. Hoerr received €45,000, €0 and €0 for consulting services in fiscal years 2020, 2021 and 2022, respectively. The advisory agreement with Dr. Ingmar Hoerr was terminated in March 2020. Due to the exercise of the Old VAP award in December 2022, CureVac has a receivable position of €573,000 as per year-end for the income tax and social security liability. CureVac has received the money in February 2023.

Antony Blanc

In July 2020, a consulting agreement was implemented between CureVac AG (currently CureVac SE) and Clarentis SRL, which is wholly owned by Antony Blanc, our chief business officer. The consulting agreement was further amended in September 2020. The consulting agreement was terminated in February 2021 upon Antony Blanc’s appointment as our chief business officer. The consulting agreement provided for payments that were contingent upon the achievement of certain milestones. Clarentis SRL received €150,000 and €100,000 in fiscal years 2020 and 2021, respectively. In addition to his Management Board position at CureVac NV, Antony Blanc also took over the role as Management Director at CureVac Belgium SA. He executes this function by using Clarentis SRL. As it relates to these services, CureVac paid until December 2022 an amount of €69,000. The amounts invoiced for this function/services are offset/deducted from his base compensation for his function on the Board of Management of CureVac N.V.

Dr. Mariola Fotin-Mleczek

In 2022, a consulting agreement between CureVac N.V. and Mariola Fotin-Mleczek was made. In 2022 a total of €20,000 was paid. Due to the exercise of the Old VAP award in December 2022, CureVac has a receivable position of €131,000 as per year-end for the income tax and social security liability. CureVac has received the money in February 2023.

Dr. Florian von der Mülbe

Due to the exercise of the Old VAP award in December 2022, CureVac has a receivable position of €559,000 as of December 31, 2022 for the income tax and social security liability. CureVac has received the money in February 2023.

2020 Private Investment

On July 17, 2020, we entered into a binding agreement with KfW, Glaxo Group Limited, or GSK, QIA and other investors, pursuant to which we agreed to issue new Series B shares in CureVac AG (currently CureVac SE), representing approximately 36% of the shares in CureVac SE in exchange for an aggregate investment of €560 million.

According to the mandate of KfW by the Federal Republic of Germany pursuant to and in accordance with Article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) KfW, acquired approximately 19% shareholding in CureVac AG (currently CureVac SE), for an aggregate investment of €300 million. In addition, GSK acquired approximately a 9% shareholding in CureVac SE for an investment of €150 million and QIA acquired approximately 4% shareholding in CureVac SE for an investment of €60 million. We refer to the investment of KfW as the KfW Investment and to the investment by GSK as the GSK Investment. In addition, the other several shareholders purchased an aggregate 3% shareholding in CureVac SE for an aggregate investment of €50 million. As part of our Corporate Reorganization, outstanding shares of all series in CureVac SE have been exchanged for common shares in CureVac B.V., which subsequently were converted into shares of CureVac N.V.

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

Shareholders’ Agreement among KfW, dievini, DH-LT Investments GmbH and Mr. Hopp

In connection with the KfW Investment, KfW, dievini and Mr. Hopp entered into a shareholders’ agreement on June 16, 2020, or the KfW dievini Shareholders’ Agreement, agreeing to certain transfer restrictions and rights of first refusal relating to their interests in our company, nomination rights as provided elsewhere in this Annual Report, and a voting agreement relating to certain specified actions. In particular, dievini and Mr. Hopp agree to vote a specified number of their shares as directed by KfW on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (1) transferring the tax domicile of CureVac N.V. and/or the approval of the transfer of the corporate or administrative seat of CureVac AG (currently CureVac SE); (2) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) material for the protection of the health of the population of the European Union; (3) entering into material mergers and acquisitions; and (4) amendments to the articles of association of CureVac AG (currently CureVac SE) which would affect the foregoing matters. Under the terms of KfW dievini Shareholders’ Agreement, Mr. Hopp agreed to purchase an aggregate of €100 million of our common shares in a private placement that took place with our initial public offering, in August 2020, at a price per share equal to our initial public offering price concurrently. Mr. Hopp effected this purchase through DH-LT-Investments GmbH, an affiliated entity. In connection with such concurrent private placement DH-LT-Investments GmbH has become a party to the KfW dievini Shareholders’ Agreement. The KfW dievini Shareholders’ Agreement has an initial fixed term that expires on December 31, 2023, subject to a right to extend for one year for the benefit of KfW and dievini, and may be terminated after the initial fixed term, or the extended term, if applicable, by either party subject to six months’ notice prior the end of the applicable calendar year. In addition, the agreement shall automatically terminate if KfW sells all or a part of its interest in our company to a third party, subject to certain exceptions.

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

●	We agreed to prepare and provide KfW our interim financials not later than 30 days after the end of each quarter. In addition, not later than 30 days prior to the start of each fiscal year we agreed to prepare and provide KfW our operating plans that shall include certain projections regarding our financials, our business plan relating to the succeeding fiscal year including our development plans, financial and investment plans, budgeted and projected figures and other information and forecasts. Our supervisory board needs to approve the planning by a simple majority vote. In addition, subject to certain limitations, the member of our supervisory board designated (nominiert) by KfW shall, to the extent not prohibited by any mandatory law and/or Nasdaq rules, be entitled to pass on and discuss any information received in his or her capacity as a member of the supervisory board with KfW and certain governmental agencies and offices of the federal government of the federal republic of Germany, however, restricted to the extent required for KfW and any of the aforementioned institutions to comply with their respective obligations. We are obligated to also provide to KfW upon its request such information that is reasonably requested by KfW for the management and the controlling of KfW’s shareholding in us in order for KfW and certain other institutions as of the Federal Republic of Germany to comply with their respective obligations;
●	KfW has the right to designate (nominieren) one member of our supervisory board for appointment by the general meeting (and to prompt the recall of such member of the supervisory board at its sole discretion) as long as KfW’s shareholding in our share capital is at least 10% in accordance with the arrangements included in our articles of association. Furthermore, our pre-IPO shareholders shall, to the extent legally permissible, ensure that any established advisory board or any other comparable panel of our subsidiaries or affiliate shall also provide KfW the right, upon its discretion, to include a member to be designated (nominieren);
●	We need to reasonably cooperate with each of our pre-IPO shareholders to provide them with information that is mandatory for their tax obligations;

●	If we fail to withhold taxes on certain amounts paid to a pre-IPO shareholder, its affiliates and certain related persons of such pre-IPO shareholder (excluding a shareholder that was not our shareholder prior to the 2020 Private Investment), and such certain amounts are reimbursable or creditable to such pre-IPO shareholder, its affiliates and certain related persons of such pre-IPO shareholder, then such pre-IPO shareholder needs to use his or her best efforts in order to obtain a credit or reimbursement from the applicable tax authority and such credit or reimbursement shall be paid to us;
●	We are obligated to use the funds raised in the 2020 Private Investment solely to fund the (i) development of our proprietary pipeline, including earlier stage assets currently in preclinical development, (ii) research and development activities to expand our mRNA platform technology, in particular with respect to our vaccine candidate against SARS-CoV-2 and other infectious diseases and (iii) manufacturing capacities for mRNA-based drug product candidates and future approved products;
●	We entered into a Global Access Agreement with the Bill & Melinda Gates Foundation in February 2015 pursuant to which we are required to take certain actions to support the Bill & Melinda Gates Foundation’s mission. We may be required to redeem all, or to facilitate the purchase by a third party of all, the shares held in us by the Bill & Melinda Gates Foundation as per the date of the ISA on certain terms that may not be favorable to us, if we receive from the Bill & Melinda Gates Foundation a notification that we have (a) committed a material breach of certain commitments under the Global Access Agreement, (b) used the funds received from the Bill & Melinda Gates Foundation for purposes other than those described in the Global Access Agreement, including not for the (i) finance of our facility to be used inter alia to manufacture vaccines and drugs in support of the Bill & Melinda Gates Foundation’s charitable purpose, (ii) continued development of technology for prophylactic and therapeutic mRNA vaccines and drugs against infectious diseases and vaccine adjuvants, comprised of long, non-coding RNA molecules and formulation/delivery technology necessary to develop the mRNA vaccines and drugs, or the Platform Technology, (iii) the use of the Platform Technology to advance vaccine and drug candidates in support of the Bill & Melinda Gates Foundation charitable purpose and/or (c) failed to comply with certain U.S. regulatory and tax obligations, or together the BMGF Default, and the BMGF Default continues to exist following a cure period. In addition, if we are required but fail to purchase all of the shares held in us by the Bill & Melinda Gates Foundation as per the date of the ISA, we shall not be allowed to pay dividends, redeem the shares of any other shareholder (other than repurchases at cost of shares from our employees, officers, directors, consultants or other persons performing services for us pursuant to agreements under which we have the option to repurchase our shares upon the occurrence of the termination of employment or service) or otherwise make any other distribution to any of our shareholders in connection with their shares. In addition, if within 12 months after such redemption or sale, we close an underwritten public financing or a change of control occurs and the valuation used for such underwritten public financing or a change of control, as the case may be, is in excess of 200% of the valuation used for the redemption or the sale of the shares held by the Bill & Melinda Gates Foundation, we will need to pay the Bill & Melinda Gates Foundation compensation equal to the excess of what it would have received in such transaction if it still held its shares at the time of such underwritten public financing or a change of control over what it received in the sale or redemption of its shares had the BMGF Default not occurred. For further information regarding the Global Access Agreement see “Item 4. Information on the Company — B. Business Overview — Collaborations — Bill & Melinda Gates Foundation Partnership;”
●	Upon the consummation of our initial public offering, we agreed to file, and filed, an application for continuation of tax book value (Antrag auf Buchwertfortführung acc. to Sec. 21 par. 1 second and third sentences of the German Tax Conversion Act — UmwStG) regarding the shares of CureVac AG (currently CureVac SE) that has been transferred as part of our initial public offering, as set out above, with the respectively competent tax authorities within four (4) months after the date of the ISA at the latest; and

●	We agreed to provide pre-IPO shareholders holding at least 10% of our share capital certain information required to facilitate the disposition of our shares held by any such pre-IPO shareholder, or in some circumstances to provide information that we intend to file with the SEC and in such case we may be required to take into account the input of such pre-IPO shareholder holding prior to the filing with the SEC. In addition, we agreed that upon a written request of such a pre-IPO shareholder, we will add such pre-IPO shareholder holding to our liability insurance as a named insured in connection with the consummation of a registered offering, but any related premium shall be borne by such pre-IPO shareholder holding at least 10% of our share capital; and dievini and certain other limited pre-IPO shareholders agreed to bear the economics with respect to the Prior VSOP for a total of up to 60,175 participation rights corresponding with 10% of our share capital as of February 1, 2015, in the amount of altogether €601,750,000. In case of an exercise event under the Prior VSOP, dievini and such other limited pre-IPO shareholders agreed to transfer common shares up to a pre-determined amount to allow us to fulfill any claims of the beneficiaries under the Prior VSOP.

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

Relationship Agreement

In connection with the KfW Investment, KfW, dievini and CureVac B.V. entered into a relationship agreement on July 17, 2020, or the KfW dievini Relationship Agreement. Pursuant the KfW dievini Relationship Agreement the parties provide for our agreed form of the articles of association, the supervisory board rules and the management board rules. In addition, the KfW dievini Relationship Agreement establishes that if at any time during the effectiveness of the KfW dievini Shareholders’ Agreement any of our shareholders other than KfW or dievini is granted a nomination right to our supervisory board or the supervisory board of any of our subsidiaries, then all of the parties to the KfW dievini Relationship Agreement shall use best efforts to exercise their shareholder rights to ensure that KfW and dievini shall each be given a nomination right as well. We also agreed not to procure, not to propose or implement during the terms of the KfW dievini Shareholders’ Agreement and the ISA, any amendment to the corporate documents of CureVac AG (currently CureVac SE) or CureVac B.V. or CureVac N.V., which would violate or not observe the Relationship Agreement, the ISA or other agreements concluded with us and KfW in connection with KfW’s investment.

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

Transfer of Shares from Prior Shareholders

As of March 10, 2021, October 18, 2021, and December 12, 2022, the holders of the virtual shares under the Prior VSOP plan exercised all of their exercisable virtual shares. See note 10 to our audited consolidated financial statements contained elsewhere in this Annual Report for further information on the exercise of the virtual shares.

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

In addition, in connection with our adjustment of our external European manufacturing network after the withdrawal of our EMA dossier for our drug candidate CvnCoV, we are involved in disputes with certain manufacturers.

In February 2022, we were served with a request for arbitration filed with the German Arbitration Institute by Wacker Biotech B.V. seeking payments based on a terminated agreement with us. In April 2022, Celonic Deutschland GmbH & Co.KG initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against us also requesting payments based on a terminated agreement. The agreements with Wacker and Celonic were terminated in connection with the withdrawal of our EMA dossier for our drug candidate CVnCoV. We have and will continue to defend ourselves vigorously against Wacker’s and Celonic’s claims. An estimate of the possible outcome cannot be made at this time.

Moreover, Rentschler Biopharma SE has initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against us in August 2022. Rentschler’s claims are based on the assumption that certain agreements between Rentschler and CureVac Real Estate GmbH have been terminated due to the withdrawal of our EMA dossier for CVnCoV or alternatively that CureVac would have been obliged to terminate these agreements. CureVac’s position is that the agreements have ended upon expiration of their term. We do not believe that there is any legal basis for Rentschler’s claims and therefore defend ourselves against these claims in the arbitration proceedings. The possible outcome of this dispute cannot be predicted at this time.

We had partnered with Novartis Pharma AG, among others, to develop an integrated European manufacturing network for our first-generation COVID-19 vaccine candidate, CVnCoV. On March 4, 2022, we have entered into a termination and settlement agreement with Novartis Pharma AG, under which we have settled, waived and released each other from the respective claims and obligations in connection with this partnership.

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

Several intellectual property related legal proceedings are ongoing. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Intellectual Property Rights — We are and may in the future become involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful and could result in a court or administrative body finding our patents to be invalid or unenforceable.”

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

We incorporate by reference into this Annual Report on Form 20-F the description of our Articles of Association effective upon the closing of our last public offering contained in our Registration Statement on Form F-3 (File No. 333-259613), under “Description of Share Capital and Articles of Association” filed with the SEC on September 17, 2021. Such description sets forth a summary of certain provisions of our articles of association, and certain descriptions of applicable German and Dutch law, each as currently in effect.

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

Material Dutch Tax Considerations

General

The following is a general summary of certain material Dutch tax consequences of the acquisition, holding and disposal of our common shares. This summary does not purport to set forth all possible tax considerations or consequences that may be relevant to a holder or prospective holder of our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, it should be treated with corresponding caution.

This summary is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the tax rates applicable on the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change. Where the summary refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.

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

Please note that this section does not set forth the Dutch tax considerations for:

(i)	holders of common shares if such holders have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children) directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest exists if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)	holders of common shares for which the common shares qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) the company in which the shares are held is a related entity (statutorily defined term);
(iii)	holder of common shares which are or who are entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the common shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). Generally, a holder of common shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds and interest of 5% or more in our nominal paid-up share capital;
(iv)	pension funds, investment institutions (fiscale beleggingsinstellingen), tax exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax, entities that have a function comparable to an investment institution or a tax exempt investment institution, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and
(v)	holders of common shares who are individuals and for whom the common shares or any benefit derived from the common shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

Dividend Withholding Tax

Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of our common shares.

The expression “dividends distributed” includes, among other things:

●	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
●	liquidation proceeds, proceeds from the redemption of common shares, or proceeds from the repurchase of common shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those common shares as recognized for Dutch dividend withholding tax purposes;
●	an amount equal to the par value of common shares issued or an increase of the par value of common shares, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
●	partial repayment of the paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the common shares concerned has been reduced by an equal amount by way of an amendment of our articles of association. The term “net profits” includes anticipated profits that have yet to be realized.

Corporate legal entities that are resident or deemed to be resident of the Netherlands for Dutch corporate income tax purposes (“Dutch Resident Entities”) generally are entitled to an exemption from, or a credit for, any Dutch dividend withholding tax against their Dutch corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Individuals who are resident or deemed to be resident of the Netherlands for Dutch personal income tax purposes (“Dutch Resident Individuals”) generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax. The above generally also applies to holders of our common shares that are neither resident nor deemed to be resident of the Netherlands (“Non-Resident Holders”) if the common shares are attributable to a Dutch permanent establishment of such Non-Resident Holder.

A holder of common shares resident of a country other than the Netherlands may, depending on such holder’s specific circumstances, be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch domestic tax law, EU law, or treaties for the avoidance of double taxation in effect between the Netherlands and such other country.

Dividend Stripping

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required that the recipient of the dividends is aware that a dividend stripping transaction took place for these rules to apply. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Conditional withholding tax on dividends (as of January 1, 2024)

As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

(i)	is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or
(ii)	has a permanent establishment located in a Listed Jurisdiction to which the common shares are attributable; or
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

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution 2023: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2023: 25.8%).

Dual Tax Residency

We are incorporated under the laws of the Netherlands, and we are therefore a Dutch tax resident for Dutch domestic tax law purposes, including the Dutch Dividend Withholding Tax Act 1969. We are also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany. Based on the so-called tie-breaker provision (the “Tie-Breaker Provision”) included in Section 4(3) of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income (the “double tax treaty between Germany and the Netherlands”) as in effect on the date hereof, our tax residence in either the Netherlands or Germany for the purposes of the double tax treaty between Germany and the Netherlands should be determined on our place of effective management. As long as our place of effective management is in Germany, and the Tie-Breaker Provision and the reservation made by Germany with respect to the Tie-Breaker Provision as part of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting are not changed, we should exclusively be a tax resident of Germany for purposes of the double tax treaty between Germany and the Netherlands. As a consequence, the Netherlands will be restricted from imposing Dutch dividend withholding tax on dividends distributed by us pursuant to Section 10(5) of the double tax treaty between Germany and the Netherlands, except for dividends distributed to Dutch Resident Entities, Dutch Resident Individuals and Non-Resident Holders if the common shares are attributable to a permanent establishment in the Netherlands of such Non-Resident Holder.

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally speaking, if the holder of common shares is a Dutch Resident Entity, any benefits derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2023).

Dutch Resident Individuals

If the holder of common shares is a Dutch Resident Individual, any benefits derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.5% in 2023), if:

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

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the common shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the commons shares are as such not subject to Dutch income tax.

The Dutch Resident Individual’s assets and liabilities taxed under this regime, including the common shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the common shares, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 32% (rate for 2023).

The deemed return applicable to other investments, including the common shares, is set at 6.17% for the calendar year 2023. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of common shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

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

Other Taxes and Duties

No Dutch documentation taxes (commonly referred to as stamp duties) will be payable by a holder of common shares in respect of any payment in consideration for the holding or disposal of the common shares.

Material German Tax Considerations

The following section is a description of the material German tax considerations that become relevant when purchasing, holding or transferring the company’s shares. The section is based on the German tax law applicable as of the date of this Annual Report. It should be noted that the law may change following the issuance of this Annual Report and that such changes may have retroactive effect.

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

This section is intended as general information only and does not purport to be a comprehensive or complete description of all potential German tax effects of the acquisition, ownership or transfer of ordinary shares and does not set forth all German tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares. It does not constitute particular German tax advice and potential purchasers of CureVac’s ordinary shares are urged to consult their own tax advisors regarding the tax consequences of the acquisition, ownership and transfer of ordinary shares in light of their particular circumstances with regard to the application of German tax law to their particular situations, in particular with respect to the procedure to be complied with to obtain a relief of withholding tax on dividends and on capital gains (Kapitalertragsteuer) and with respect to the influence of double tax treaty provisions, as well as any tax consequences arising under the laws of any state, local or other non-German jurisdiction. For German tax purposes, a shareholder may include an individual who or an entity that does not have the legal title to the ordinary shares, but to whom nevertheless the ordinary shares are attributed, based either on such individual or entity owning a beneficial interest in the ordinary shares or based on specific statutory provisions.

All of the following is subject to change. Such changes could apply retroactively and could affect the consequences set forth below. This section does not refer to any U.S. Foreign Account Tax Compliance Act aspects (FACTA).

CureVac’s Tax Residency Status

CureVac has its statutory seat in the Netherlands and its sole place of management in Germany and is therefore tax resident in Germany (for purposes of the German-Dutch tax treaty). Thus, CureVac qualifies as a corporation subject to German unlimited liability for corporate income tax purposes. However, because CureVac’s tax residency depends on future facts regarding its place of management the German unlimited liability for corporate income tax purposes may change in the future.

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

The withholding tax on distributions to other foreign resident shareholders is reduced in accordance with a double taxation treaty (e.g., to 15%, 5% or 0% depending on certain prerequisites) if Germany has concluded such double taxation treaty with the country of residence of the shareholder and if the shareholder does not hold his shares either as part of the assets of a permanent establishment or a fixed place of business in Germany or as business assets for which a permanent representative has been appointed in Germany. The reduction of the withholding tax is procedurally granted in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the tax liability determined on the basis of the tax rate set forth in the applicable double taxation treaty (15% unless further qualifications are met) is refunded by the German tax administration upon request (Federal Central Office for Taxes (Bundeszentralamt für Steuern), main office in Bonn-Beuel, An der Küppe 1, 53225 Bonn, Germany).

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

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Shares as Private Assets

For individual shareholders (individuals) resident in Germany holding the company’s shares as private assets, dividends are subject to a flat tax rate which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%) and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to € 801 (resp. from the tax assessment year 2023 onwards € 1.000; for individual filers) or up to € 1,602 (resp. from the tax assessment year 2023 onwards € 2.000; for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

The income tax owed for the dividend income is satisfied by the withholding tax withheld by the Dividend Paying Agent. However, if the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate, the private shareholder can opt for taxation at his individual personal income tax rate. In that case, the final withholding tax will be credited against the income tax. However, private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Exceptions from the flat tax rate (satisfied by withholding at source) (Abgeltungsteuer) may apply — that is, only upon application — for shareholders who have a shareholding of at least 25% in CureVac or for shareholders who have a shareholding of at least 1% in CureVac and work for a company in a professional capacity. In such a case, the same rules apply as for sole proprietors holding the shares as business assets. See “— Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s shares as Business Assets  — Sole Proprietors.” Further, the flat rate tax does not apply if and to the extent dividends reduced CureVac taxable income.

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

Sole Proprietors

For sole proprietors (individuals) resident in Germany holding shares as business assets dividends are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the dividend income will be taxed at his/her individual personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, the dividend income is entirely subject to trade tax if the shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz), unless the shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant assessment period. The trade tax levied will be eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate and the individual tax situation of the shareholder. As from 2021 onwards, the solidarity surcharge likely will be abolished in case a certain income threshold is not exceeded.

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

If the partner is a sole proprietor, the dividend income will be subject to the partial income rule. See “— Sole Proprietors.”

If the partner is a private individual, the dividend income will be subject to the flat tax rate. See “Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Shares as Private Assets” above; unless the partnership is a (operative or deemed) commercial partnership in which case the partial income rule applies.

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

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Shares as Private Assets

For individual shareholders (individuals) resident in Germany holding shares as private assets, capital gains realized on the disposal of shares are subject to final withholding tax. Accordingly, capital gains will be taxed at a flat tax rate of 25% plus a 5.5% solidarity surcharge thereon (in total 26.375%) and church tax, in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the shares and the expenses directly related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €801 (resp. from the assessment year 2023 onwards €1,000, for individual filers) or up to €1,602 (resp. from the assessment year 2023 onwards €2,000, for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

In case the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate, the private shareholder can opt for taxation at his or her individual personal income tax rate. In that case, the withholding tax (including solidarity surcharge) withheld will be credited against the income tax. However, the private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as for partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

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

Sole Proprietors

If the shares are held by a sole proprietor, capital gains realized on the disposal of the shares are subject to the partial income rule. Accordingly, only (i) 60% of the capital gains will be taxed at his/her individual personal income tax rate plus a 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, 60% of the capital gains are subject to trade tax if the shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz). The trade tax levied, depending on the applicable municipal trade tax rate and the individual tax situation, is partly or entirely credited against the shareholder’s personal income tax liability. As from 2021 onwards, the solidarity surcharge will likely be abolished in case a certain income threshold is not exceeded.

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

In addition, if the partnership is liable to trade tax, 60% of the capital gains are subject to trade tax at the level of the partnership, to the extent the partners are individuals, and 5% of the capital gains are subject to trade tax, to the extent the partners are corporations. However, if a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership is credited against the partner’s personal income tax liability up to four times of the trade tax measurement amount (Gewerbesteuer-Messbetrag) depending on the applicable municipal trade tax levy rate and the personal tax situation.

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

Taxation of Capital Gains Realized by Shareholders Tax Resident Outside of Germany

Capital gains realized on the disposal of the shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the company’s shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany, or (ii) the shareholder or, in case of a gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the company’s shares capital at any time during a five-year period prior to the disposal. In these cases, capital gains are generally subject to the same rules as described above for shareholders resident in Germany. However, except for the cases referred to in (i) above, most double tax treaties concluded by Germany provide for a full exemption from German taxation unless the company is considered a real estate holding entity for treaty purposes. Further, in case of non-German corporations, the participation exemption applies in full resulting in a tax exemption of 100% (i.e., no deemed non-tax-deductible business expenses).

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

Treasury regulations that apply to taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any non-U.S. taxes imposed on them. This discussion does not apply to investors in this special situation. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.

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

Passive Foreign Investment Company Rules

Under the Code, we will generally be a “passive foreign investment company,” or a PFIC, for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. The value of a non-U.S. corporation’s goodwill that is associated with activities that produce, or are intended to produce, active income is generally an active asset for purposes of the asset test unless, for U.S. federal income tax purposes, the non-U.S. corporation is a “controlled foreign corporation,” or CFC, that is not publicly traded “for the taxable year.” If a non-U.S. corporation is a CFC that is not publicly traded for the taxable year, its PFIC status under the asset test is determined by using the U.S. tax basis of its assets rather than their fair market value and therefore the market value of its goodwill is generally disregarded. Generally, a non-U.S. corporation is a CFC if more than 50% of its shares’ voting power or value is owned, directly, indirectly or constructively, by “United States shareholders” (as defined in Section 951(b) of the Code). Although it is not certain, we may be or may have been a CFC in our 2022 taxable year. However, under the recently promulgated Treasury regulations, the fair market value of our assets (including goodwill) can be used for purposes of the asset test provided that (i) we are publicly traded on the majority of days during our taxable year or (ii) we would not be a CFC if certain constructive ownership rules were not applied. We believe, and the remainder of this discussion assumes, that we are eligible to use the fair market value of our assets for purposes of the asset test, for our 2022 taxable year.

Based on the composition of our income and assets during 2022, we do not believe that we were a PFIC for our 2022 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Whether we will be a PFIC in 2023 or any future year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2023 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status. In addition, we may, directly or indirectly, have held or hold equity interests in other PFICs, collectively referred to as Lower-Tier PFICs. Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of the stock of Lower-Tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-Tier PFIC and (ii) a disposition of shares of a Lower-Tier PFIC, in each case as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly. U.S. Holders should consult their tax advisors about the consequences to them of our investment in one or more Lower-Tier PFICs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates, which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. As a result of these market risks, we could suffer a loss due to adverse changes in foreign exchange rates in the countries in which we operate. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof and to mitigate these market risks. We are not currently exposed to significant interest rate risk because we do not currently hold long-term debt that is exposed to market rates. See note 16 to our financial statements contained elsewhere in this Annual Report for further information on our risk management policies and exposure to market risks.

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

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a foreign currency) and the amounts held as cash and cash equivalents. Our consolidated financial statements are reported in euros. We generate a significant portion of our revenue and incur a significant portion of our expenditures in certain non-euro currencies, principally U.S. dollars. We are exposed to fluctuations in foreign currency exchange rates primarily on revenue generated from sales in these foreign currencies. Our results of operations can be affected if the U.S. dollar appreciates or depreciates against the euro. As of December 31, 2022, if the euro had weakened 10% against the U.S. dollar with all other variables held constant, pre-tax loss for the year would have been €8.1 million (2021: €0.4 million) lower and post-tax loss would have been €5.7 million lower (2021: €0.3 million). Conversely, if the euro had strengthened 10% against the U.S. dollar with all other variables held constant, pre-tax loss would have been €6.6 million (2021: €0.4 million) higher and post-tax loss would have been €4.7 million (2021: €0.3 million) higher. The effects on pre- and post-tax loss and (accumulated) other comprehensive income due to fact that our subsidiary CureVac Inc.’s functional currency is the U.S. dollar would still have been immaterial at December 31, 2021 and 2022.

To the extent that we need to convert U.S. dollars into foreign currencies for our operations, appreciation of such foreign currencies against the U.S. dollar would adversely affect the amount of such foreign currencies we receive from the conversion. Sensitivity analysis is used as a primary tool in evaluating the effects of changes in foreign currency exchange rates on our business operations. The analysis quantifies the impact of potential changes in these rates on our earnings, cash flows and fair values of assets and liabilities during the forecast period, most commonly within a one-year period. The ranges of changes used for the purpose of this analysis reflect our view of changes that are reasonably possible over the forecast period. Fair values are the present value of projected future cash flows based on market rates and chosen prices.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our cash and cash equivalents with floating interest rates. Due to persistent low interest rates we may be exposed to the risk of being charged negative interest rates on our bank deposits. If interest rates as of December 31, 2021 and 2022, had been 1% higher while all other variables had remained the same, the net loss for the year (before and after tax) would have been €5.0 million (2021: €8.1 million) lower, because the higher interest income would have been generated from floating rates on invested cash and cash equivalents.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.   Material Modifications to Instruments

Not applicable.

B.   Material Modifications to Rights

Not applicable.

C.   Withdrawal or Submission of Assets

Not applicable.

D.   Changes in Trustees or Paying Agents

Not applicable.

E.   Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

A.   Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), has performed an evaluation of the effectiveness of our disclosure controls and procedures. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief executive officer and our chief financial officer, together with our other members of management, have concluded that, as of December 31, 2022, due to the material weakness in internal control over financial reporting described below, our disclosure controls and procedures were not effective.

B.   Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” (2013 framework).

Our management has excluded Frame Pharmaceuticals B.V. (“Frame”, now CureVac Netherlands B.V.) from its assessment of internal control over financial reporting as of December 31, 2022 because Frame was acquired by us in a business combination on July 1, 2022. The total assets, excluding goodwill and intangible assets, total revenue and total operating loss of Frame excluded from our management’s assessment represented approximately 0.4%, 0% and 0.5%, respectively, of our related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Our management has concluded, based on its assessment, that our internal control over financial reporting was not effective as of December 31, 2022 due to a material weakness resulting from an IT system’s functionalities having not been configured to support segregation of duties in the recording of manual journal entries as well as in the authorization of purchase orders.

Notwithstanding the material weakness identified as of December 31, 2022, we have concluded that the financial statements and other financial information included in this Annual Report on Form 20-F, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented. The material weakness did not result in any identified material misstatements. Our auditors have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated financial statements and their report dated April 25, 2023 expressed an unqualified opinion thereon.

Remediation Plan

As previously disclosed, in connection with the preparation of our financial statements for the year ended December 31, 2021, we concluded that we had material weaknesses related to (a) ineffective information technology general controls (ITGCs) in the area of user access over certain information technology (IT) systems and the reports generated from these systems used in the execution of controls that support the Company’s financial reporting processes and (b) business controls which were not adequately designed and operating effectively as a result of gaps in the identification of risks, precision of review controls and documentation to evidence control performance. During 2022, we have remediated these IT and business process material weaknesses identified the previous year.

Management strives to implement measures designed to ensure that control deficiencies resulting in material weaknesses are avoided. Despite these efforts, such material weaknesses may occur. Management’s planned remediative measures for the material weakness identified in 2022 include implementation of IT system-enforced segregation of duties in the recording of manual journal entries and in the authorization of purchase orders.

Management believes the foregoing plans will effectively remediate the deficiencies constituting the material weakness. However, there is no assurance as to when such remediation will be successful. As the remediation plans are implemented, management may take additional measures or modify the plan described above. See “Item 3. Key Information — D. Risk Factors — We have identified a material weakness in our internal control related to ineffective configuration of segregation of duties in an IT system which, if not remediated appropriately or timely, could result in loss of investor confidence and adversely impact our stock price. If we are unable to remediate the material weakness, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”

C.   Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“Ernst&Young”), an independent registered public accounting firm. Their report is included on page F-3. Ernst & Young is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

D.   Changes in Internal Control over Financial Reporting

Other than the changes described above and an upgrade of the enterprise resource planning software underlying our financial reporting, there were no changes to our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934), which occurred during the period covered by this form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

In addition, we have implemented a compliance management policy which describes the compliance management system implemented at CureVac SE, which is designed to ensure compliance with all legal requirements, while at the same time implementing high ethical standards that are mandatory for both management and each employee. The overall responsibility for the compliance management system lies with the management board, which reports regularly to the audit committee. In the performance of its compliance responsibilities, the management board has delegated the corresponding tasks to various functions at CureVac SE.

ITEM 16C. Principal Accountant Fees and Services

Our financial statements have been prepared in accordance with IFRS as issued by the IASB and are audited by Ernst & Young, has acted as our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.

Ernst & Young has served as our independent registered public accounting firm for each of the three years ended December 31, 2020, 2021 and 2022, for which audited financial statements appear in this Annual Report.

Audit Fees

We incurred fees of €1.8 million and €1.4 million to Ernst & Young for audit services for fiscal 2022 and 2021, respectively, including fees associated with the annual audit, consultations on various accounting issues, performance of local statutory audits and comfort letters and review of offering documents filed with the SEC.

Audit-Related Fees

No audit-related services fees were incurred for fiscal 2022 and 2021.

Tax Fees

We incurred €0.5 million and €0.5 million for tax fees, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2022 and 2021, respectively.

All Other Fees

We incurred €0.1 million for services other than those categorized in Audit Fees, Audit-Related Fees and Tax Fees described above to Ernst & Young in both fiscal 2022 and 2021.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2022, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“Ernst & Young”) served as our independent registered public accounting firm since 2015.

Following a tender process led by the Audit Committee and upon the recommendation of the Board of Directors, KPMG Accountants N.V. was appointed by our shareholders at our Annual General Meeting of Shareholders held June 22, 2022, as our statutory auditor to audit the Company’s statutory annual report and annual accounts for the fiscal year 2023. KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) was engaged to serve as our independent registered public accounting firm for the fiscal year 2023.

Ernst & Young’s report on our consolidated financial statements for the fiscal years ended December 31, 2022 and 2021, contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.

During our fiscal years ended December 31, 2022 and 2021, and the subsequent interim period through the date of this filing, there have been no: (1) disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in their reports on the consolidated financial statements of such years, or (2) reportable events as defined by Item 16F of Form 20-F except that Company reported a material weakness in internal control over financial reporting in 2022 which primarily related to an IT system’s functionalities that were not designed to support segregation of duties in recording of manual journal entries as well as the authorization of purchase orders and the Company reported material weaknesses in internal control over financial reporting in 2021 related to (a) ineffective information technology general controls (ITGCs) in the area of user access over certain information technology (IT) systems and the reports generated from these systems used in the execution of controls that support the Company’s financial reporting processes and (b) business controls which were not adequately designed and operating effectively as a result of gaps in the identification of risks, precision of review controls and documentation to evidence control performance. These reportable events were discussed among the Company’s management, the Audit Committee of the Supervisory Board of the Company and Ernst & Young. Ernst & Young has been authorized by the Company to respond fully to the inquiries of KPMG, the successor auditor, concerning these reportable events.

We have provided Ernst & Young with a copy of this disclosure and requested that Ernst & Young furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. Ernst & Young’s letter is attached as Exhibit 15.2 to this Form 20-F.

During the fiscal years ended December 31, 2022 and 2021, and the subsequent interim period through the date of this filing, we did not consult KPMG regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to us or oral advice was provided that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv)) of Form 20-F or a reportable event (as defined in Item 16F(a)(1)(v)) of Form 20-F.

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

Under Dutch law, the management board is charged with the management of the company, subject to the restrictions contained in our articles of association, and the supervisory board is charged with the supervision of the policy of the management board and the general course of affairs of the company and of the business connected with it. The managing directors may divide their tasks among themselves in or pursuant to the internal rules applicable to the management board. Each managing director and supervisory director has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or breakup of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the management board regarding a material change in our identity or character requires approval of the general meeting. In addition, during the initial approval period, the following additional resolutions of the management board will require approval of the general meeting and our supervisory board:

●	transferring the tax domicile of CureVac N.V. and/or the approval of the transfer of the corporate or administrative seat of CureVac SE;

●	relocating or ceasing (including by way of disposal, demerger or similar transactions) activities in specified areas in or to a state outside the European Union, except to the extent our supervisory board considers such activities (in particular in the area of the development of vaccines) not to be material for the protection of the health of the population of the European Union;
●	entering into mergers, demergers and similar reorganizations and entering into acquisitions or businesses or participations, except to the extent our supervisory board considers such transactions not to be material;
●	amendments to the articles of association of CureVac SE which would affect these approval rights during the initial approval period; and
●	the exercise of voting rights in CureVac SE approving, directing or causing any of the foregoing matters.

Under our articles of association, the approval of our supervisory board is also required for resolutions of the management board, including concerning the following matters:

●	the making of certain proposals to the general meeting;
●	the issue of shares or the granting of rights to subscribe for shares;
●	the limitation or exclusion of pre-emption rights;
●	the establishment of new activities of us or our direct or indirect subsidiaries in the areas of research, development, production and administration and/or the approval to establish activities of CureVac SE or its subsidiaries in these areas, in each case in a state outside the European Union;
●	the acquisition of shares by us in our own capital;
●	the drawing up or amendment of our management board rules;
●	the performance of legal acts relating to non-cash contributions on shares;
●	material changes to the identity or the character of the company or its business;
●	the charging of amounts to be paid up on shares against the company’s reserves;
●	the making of an interim distribution;
●	designating a current or former officer or employee as indemnitees under our articles of association;
●	the stipulation of additional terms, conditions and restrictions in relation to the indemnification offered under our articles of association; and
●	and such other resolutions as the supervisory board shall have specified in a resolution to that effect and notified to the management board.

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

Shareholder Suits

The Netherlands. In the event a third-party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third-party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third-party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt out. This new regime applies to claims brought after January 1, 2020, and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

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

CureVac N.V.

	By:	/s/ Alexander Zehnder
Name: Alexander Zehnder
Title: Chief Executive Officer
Date: April 25, 2023

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

4.18

Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc., dated March 15, 2019 (incorporated by reference to Exhibit 10.19 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.19

First Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc, dated May 19, 2019 (incorporated by reference to Exhibit 10.20 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

Exhibit no.	Description

4.20

Rental contract for commercial premises, between CureVac Real Estate GmbH and Technologieparks Tübingen-Reutlingen GmbH, dated January 31, 2018 (incorporated by reference to Exhibit 10.21 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.21

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

4.27	CureVac N.V. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.28	Curevac Virtual Share Plan (incorporated by reference to Exhibit 10.29 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.29

Termination agreement between CureVac AG, CureVac Real Estate GmbH and Eli Lilly and Company, dated June 26, 2020 (incorporated by reference to Exhibit 10.30 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.30

Amendment to the convertible loan agreement, between Mr. Dietmar Hopp and CureVac AG, dated June 25, 2020 (incorporated by reference to Exhibit 10.31 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.31

First Amendment to Collaboration and License Agreement by and between CureVac AG and Genmab B.V., dated July 2, 2020 (incorporated by reference to Exhibit 10.32 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.32

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

4.34

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

4.40	Form of Long Term Incentive Plan of CureVac N.V. (incorporated by reference to Exhibit 10.41 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.41

1st Amendment to the Development and License Agreement, effective as of November 9, 2017, between CureVac AG and CRISPR Therapeutics, AG (incorporated by reference to Exhibit 10.42 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.42

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

4.45

Second Amendment to Collaboration and License Agreement between Genmab B.V. and CureVac AG, dated December 19, 2019 (incorporated by reference to Exhibit 10.46 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.46

Amendment Three to Development and Option Agreement between Acuitas Therapeutics Inc. and CureVac AG, dated December 24, 2020 (incorporated by reference to Exhibit 10.47 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

Exhibit no.	Description

4.47

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

4.49

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

4.51

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

4.53

Consultancy Agreement between CureVac AG and Clarentis SRL, dated July 9, 2020 (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 28, 2022).

4.54

First Amendment to the Consultancy Agreement between CureVac AG and Clarentis SRL, dated September 3, 2020 (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 28, 2022).

4.55

Third Amendment to Collaboration and License Agreement between Genmab B.V. and CureVac AG, dated December 19, 2019, effective June 30, 2021 (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 28, 2022).†

4.56

Consortium Agreement between CureVac AG, CureVac Real Estate GMBH and Glaxosmithkline Biologicals SA, dated February 20, 2022 (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 28, 2022).†

4.57

Fourth Amendment to the Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated March 4, 2022 (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 28, 2022).†

4.58

Third Amendment to the COVID Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated March 4, 2022 (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 28, 2022).†

4.59

Second Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc, dated July 29, 2021 (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 28, 2022).†

Exhibit no.	Description

4.60

Third Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc, dated September 1, 2021 (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 28, 2022).†

4.61*	Research and Option Agreement, by and between CureVac AG and myNEO NV, dated May 12, 2022.

4.62*	Fourth Amendment to the COVID Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated August 25, 2022.

4.63*	Fourth Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc, dated August 31, 2022.

4.64*	Fifth Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc, dated January 1, 2023.

8.1*	List of subsidiaries.

12.1**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification Pursuant to Section 302 of the Sarbane-Oxley Act of 2002.

13.1**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.

15.2*	Letter of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft regarding Item 16F, dated April 25, 2023.

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104**	Inline Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
†	Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.
*	Filed with this Annual Report on Form 20-F.
**

In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

CureVac N.V.

Consolidated Financial
Statements

As of December 31, 2022 and 2021
and for the years ended December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Audit Committee of CureVac N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of CureVac N.V. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2023 expressed an adverse opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Provisions for contract termination costs

Description of the matter

As described in Note 2 to the consolidated financial statements, the Company recognizes provisions for contract termination costs where it is probable that a liability exists as of the reporting date and a reliable estimate can be made. As described in Note 12 of the consolidated financial statements, as of December 31, 2022, the Company recognized €61.3 million of provisions for the estimated costs of terminated contract manufacturing organizations (CMOs) contracts.

Auditing the provisions for terminated CMO contracts was complex and required significant judgment in determining a reliable estimate of the settlement cost for each agreement. Such provisions are judgmental and subjective due to potential variability in the amount required to be paid to ultimately release the Company from its remaining obligations under the CMO contracts, including as a result of arbitration proceedings.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls relating to management’s valuation of the CMO contract termination provisions.

Our substantive audit procedures included, among others, assessing the various components underlying management’s estimate of the amount required to release the Company from its remaining obligations under these contracts. We inspected the CMO contracts and compared the nature and substance of the contract termination clauses to management’s estimate. We also obtained internal and external legal counsel confirmation letters, performed inquiries of internal legal counsel regarding the status of arbitration proceedings and inspected correspondence between the Company and the CMOs. Further, we assessed the adequacy of the Company’s disclosure in Note 12 to the consolidated financial statements.

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2015.

Stuttgart, Germany

April 25, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Audit Committee of CureVac N.V.

Opinion on Internal Control Over Financial Reporting

We have audited CureVac N.V.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, CureVac N.V. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls resulting from an IT system’s functionalities having not been configured to support segregation of duties in the recording of manual journal entries as well as in the authorization of purchase orders.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Frame Pharmaceuticals B.V. (“Frame”, now CureVac Netherlands B.V.), which is included in the 2022 consolidated financial statements of the Company and constituted 0.4% of total assets as of December 31, 2022 and 0% and 0.5% of total revenues and total operating loss, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Frame.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated April 25, 2023, which expressed an unqualified opinion thereon.

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

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany

April 25, 2023

CureVac N.V.

Consolidated Statements of Operations and
Other Comprehensive Income (Loss)

		Year ended December 31,
(in thousands of EUR, except per share amounts)	Note	2020	2021	2022

Revenue	3.1	48,871	102,990	67,420
Cost of sales	3.2	(14,173)	(238,195)	(183,993)
Selling and distribution expenses	3.3	(733)	(1,743)	(2,817)
Research and development expenses	3.1, 3.4	(113,808)	(815,907)	(62,550)
General and administrative expenses	3.5	(53,554)	(100,402)	(104,178)
Income from release of governmental contract liabilities	3.6	—	574,502	—
Other operating income	3.7	24,150	67,702	37,932
Other operating expenses		(568)	(1,210)	(1,271)
Operating loss		(109,815)	(412,263)	(249,457)
Finance income		2,070	10,103	4,009
Finance expenses		(22,103)	(10,338)	(3,707)
Loss before income tax		(129,848)	(412,498)	(249,155)
Income tax benefit/ (expense)	13	726	782	126
Net loss for the period		(129,122)	(411,716)	(249,029)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments		35	(91)	(105)
Total comprehensive loss for the period		(129,087)	(411,807)	(249,134)
Net loss per share (basic and diluted)		(0.98)	(2.21)	(1.32)

The accompanying notes are an integral part of these consolidated financial statements.

CureVac N.V.

Consolidated Statements of Financial Position

		December 31,	December 31,
(in thousands of EUR)	Note	2021	2022
Assets
Non-current assets
Intangible assets and goodwill	4.1	13,238	31,778
Property, plant and equipment	4.1	168,264	197,941
Right-of-use assets	4.2	32,129	43,761
Other assets	4.3	1,731	1,666
Deferred tax assets	14	2,861	1,297
Total non-current assets		218,223	276,443
Current assets
Assets held for sale	5	—	10,467
Inventories	6	56,159	23,989
Trade receivables		18,504	6,295
Contract assets		—	2,707
Other financial assets	7	4,648	4,487
Prepaid expenses and other assets	8	49,244	40,287
Cash and cash equivalents		811,464	495,797
Total current assets		940,019	584,029
Total assets		1,158,242	860,472
Equity and liabilities
Equity	9
Issued capital		22,454	23,400
Capital reserve		1,728,658	1,817,287
Treasury Shares		(5,817)	(1,481)
Accumulated deficit		(1,056,785)	(1,305,814)
Other comprehensive income		(34)	(139)
Total equity		688,476	533,253
Non-current liabilities
Lease liabilities	4.2	25,423	37,106
Contract liabilities	3.1	86,345	72,549
Provisions	12	—	61,320
Other liabilities	12	264	19
Total non-current liabilities		112,032	170,994
Current liabilities
Lease liabilities	4.2	3,469	4,980
Trade and other payables	11	127,703	73,463
Provisions	12	122,042	1,922
Other liabilities	12	48,031	40,491
Income taxes payable	14	739	610
Contract liabilities	3.1	55,750	34,759
Total current liabilities		357,734	156,225
Total liabilities		469,766	327,219
Total equity and liabilities		1,158,242	860,472

The accompanying notes are an integral part of these consolidated financial statements.

CureVac N.V.

Consolidated Statements of Changes in Shareholders’ Equity

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2020	11,603	461,520	—	(515,947)	22	(42,802)
Net loss	—	—	—	(129,122)	—	(129,122)
Other comprehensive income (loss)	—	—	—	—	35	35
Total comprehensive income (loss)	—	—	—	(129,122)	35	(129,087)
Equity component of convertible loans (net of tax)	—	87	—	—	—	87
Share-based payment expense (net of tax)	—	15,432	—	—	—	15,432
Exercise of options	383	(383)	—	—	—	—
Issuance of share capital (net of transaction costs)	9,669	858,048	—	—	—	867,717
Balance as of December 31, 2020	21,655	1,334,704	—	(645,069)	57	711,347

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserves	Shares	deficit	reserve	equity
Balance as of January 1, 2021	21,655	1,334,704	—	(645,069)	57	711,347
Net loss	—	—	—	(411,716)	—	(411,716)
Other comprehensive income (loss)	—	—	—	—	(91)	(91)
Total comprehensive income (loss)	—	—	—	(411,716)	(91)	(411,807)
Share-based payment expense (net of tax)	—	15,789	—	—	—	15,789
Exercise of options	109	3,077	—	—	—	3,186
Issuance of share capital (net of transaction costs)	690	403,372	—	—	—	404,062
Repurchase of common shares	—	(28,284)	(5,817)	—	—	(34,101)
Balance as of December 31, 2021	22,454	1,728,658	(5,817)	(1,056,785)	(34)	688,476

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserves	Shares	deficit	reserve	equity
Balance as of January 1, 2022	22,454	1,728,658	(5,817)	(1,056,785)	(34)	688,476
Net loss	—	—	—	(249,029)	—	(249,029)
Other comprehensive income (loss)	—	—	—	—	(105)	(105)
Total comprehensive income (loss)	—	—	—	(249,029)	(105)	(249,134)
Share-based payment expense (Net of Taxes)	—	7,539	—	—	—	7,539
Issuance of share capital (net of transaction costs)	829	65,552	—	—	—	66,381
Share issuances and contingent consideration from business combination	103	18,978	—	—	—	19,081
Exercise of options / Settlement of share-based payment awards	14	(3,440)	4,336	—	—	910
Balance as of December 31, 2022	23,400	1,817,287	(1,481)	(1,305,814)	(139)	533,253

The accompanying notes are an integral part of these consolidated financial statements.

CureVac N.V.

Consolidated Statements of Cash Flows

		Year ended December 31,
(in thousands of EUR)	Note	2020	2021	2022
Loss before income tax		(129,848)	(412,498)	(249,155)
Adjustments to reconcile loss before tax to net cash flows
Finance income		(2,070)	(10,103)	(4,009)
Finance expense		22,103	10,338	3,707
Depreciation and amortization	4.1	10,671	15,674	23,741
Impairment of property, plant and equipment	4.1	—	22,810	6,594
Loss on disposal of fixed assets	4.1	5,921	587	11,981
Impairment of assets held for sale	5	—	—	19,064
Impairment of inventory and prepayments	6	—	185,832	80,021
Share-based payment expense		14,240	14,956	9,185
Income from release of governmental contract liabilities	3.6	—	(574,502)	—
Releases in provision for onerous contracts	12	—	—	(58,799)
Working capital changes
Decrease / (increase) in trade receivables and contract assets		15,332	(16,682)	9,502
Decrease / (increase) in inventory	6	(8,334)	(227,460)	(47,851)
Decrease / (increase) in prepaid expenses and other assets		(47,578)	(3,118)	8,968
Receipts from grants from government agencies and similar bodies		31,599	93,531	—
(Decrease) / increase in trade and other payables and contract liabilities		620,305	179,316	(96,186)
(Decrease) / increase in other current financial and other liabilities		(55)	(20)	—
Decrease / (increase) in deferred taxes		(1,096)	(1,583)	4
Income taxes paid		(93)	(502)	(128)
Interest received		—	81	1,790
Interest paid		(8,694)	(9,785)	(4,606)
Net cash flow provided by (used in) operating activities		522,403	(733,128)	(286,177)
Investing activities
Purchase of property, plant and equipment		(36,329)	(124,222)	(88,023)
Purchase of intangible assets		(11,023)	(3,679)	(5,199)
Proceeds from asset-related grants		3,239	—	—
Purchases of financial assets		(1,161)	—	—
Acquisition of subsidiary, net of cash acquired	21	—	—	(277)
Net cash flow provided by (used in) investing activities		(45,274)	(127,901)	(93,499)
Financing activities
Payments on lease obligations		(2,995)	(3,183)	(4,221)
Proceeds from the issuance of shares (net of transaction costs)		867,717	404,062	—
Payment on / proceeds from treasury shares/exercise of options		—	(30,915)	910
Proceeds from at-the-market offering program (net of transaction costs)		—	—	66,484
Proceeds from (repayment of) the EIB loan		25,000	(25,000)	—
Proceeds from the convertible loan		24,860	—	—
Repayments of convertible loan		(94,749)	—	—
Net cash flow provided by financing activities		819,833	344,964	63,173
Net increase (decrease) in cash and cash equivalents		1,296,962	(516,065)	(316,503)
Effect of currency translation gains on cash and cash equivalents		(5,053)	4,936	836
Cash and cash equivalents, beginning of period		30,684	1,322,593	811,464
Cash and cash equivalents, end of period		1,322,593	811,464	495,797

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

We were incorporated pursuant to the laws of the Netherlands as CureVac B.V. on April 7, 2020 to become a holding company for CureVac AG prior to our initial public offering. Pursuant to the terms of a corporate reorganization (the “Corporate Reorganization”), all of the outstanding shares in CureVac AG were contributed and transferred to CureVac B.V. in a capital increase in exchange for common shares of CureVac B.V. and, as a result, CureVac AG became a wholly-owned subsidiary of CureVac B.V. and then current shareholders of CureVac AG became the shareholders of CureVac B.V. Immediately following such exchange, and prior to the listing of our common shares on Nasdaq, we converted into a public company (naamloze vennootschap) under Dutch law pursuant to a Dutch notarial deed of amendment and conversion, following which our legal name became CureVac N.V. As part of our Corporate Reorganization, outstanding shares of all series in CureVac AG were exchanged for common shares in CureVac N.V. On May 4, 2022, CureVac AG, as absorbing and parent entity, entered into a plan of merger with CureVac Beteiligungsverwaltungs AG, as transferring entity, which became effective on September 26, 2022. Upon effectiveness of the merger plan, CureVac Beteiligungsverwaltungs AG ceased to exist and CureVac AG adopted the legal form of SE (societas Europaea) preserving its identity and operating under the name CureVac SE.

We are registered in the commercial register at the Netherlands Chamber of Commerce under company number 77798031 (RSIN 861149336). Our principal executive offices are located at Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany.

During fiscal 2022, dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, was the largest shareholder of CureVac. Together with its related parties, dievini held shares and voting rights in CureVac between appr. 43 – 46% (prior year: 46 – 49%) during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

2. Significant accounting policies, judgments, estimates, and assumptions

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

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were authorized by the Management Board for presentation to the Supervisory Board on April 21, 2023. The Group’s consolidated financial statements are presented in Euros (“EUR”), which is also the parent company’s functional currency. Unless otherwise stated, the numbers are rounded to thousands of Euros, except per share amounts. Liabilities for contract termination and onerous contracts are separately presented as ‘Provisions’ in the 2022 statement of financial position to make clear their provisional nature. The prior year contract termination provisions of EUR 81,587k and provisions for onerous contracts of EUR 40,555k have been reclassified from ‘Other liabilities’ to ‘Provisions’ to conform with the current year presentation.

Basis of consolidation

The consolidated financial statements include the Company’s wholly-owned subsidiaries CureVac SE (prior years: CureVac AG, Tuebingen, Germany), CureVac Inc. (Boston, Massachusetts, USA), CureVac Manufacturing GmbH (prior years: CureVac Real Estate GmbH, Tuebingen, Germany), with CureVac Corporate Services GmbH (Tuebingen, Germany), CureVac RNA Printer GmbH (Tuebingen, Germany) and CureVac Swiss AG (Basel, Switzerland) being incorporated in 2021and CureVac Belgium SA being incorporated in 2022. Effective July 1, 2022, we acquired Frame Pharmaceuticals B.V., Amsterdam, Netherlands (‘Frame Pharmaceuticals’), which was renamed to CureVac Netherlands B.V.; refer to Note 21 for additional information about this business combination.

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

Summary of significant accounting policies

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value acquisition-related costs are expensed as incurred and included in general and administrative expenses in the statement of operations.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of operations in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in the statement of operations.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the statement of operations.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

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

The Group primarily generates revenue from its licensing and development agreements with its customers, which include collaboration partners for the development of mRNA medicines against a variety of targets in diseases and conditions. These arrangements contain multiple contractual promises, including (i) licenses, or options to obtain licenses, to the Group’s mRNA technology, (ii) delivery of products, and (iii) research and development services. Such arrangements provide for various types of payments to the Group, including upfront fees, funding of research and development services, payment for delivered products, development, regulatory and commercial milestone payments, license fees, and royalties on product sales, all of which may be satisfied at different points in time. Outlicensing agreements may be entered into with or without any further significant contractual obligations.

Goods or services promised in collaborative arrangements are accounted for as separate performance obligations if such promises are distinct (i.e., if the customer can benefit from the good or service on its own or together with other resources readily available to it and if the promise is separately identifiable from other promises in the contract).

In determining whether contractual promises are separately identifiable, the Group considers whether:

●	It provides a significant service of integrating the goods or services with other goods or services that represent the combined output or outputs for which the other party has contracted.

●	One or more of the goods or services significantly modifies or customizes one or more of the other goods or services promised in the agreement.

●	The goods or services the Group promised to transfer or to provide are highly interdependent or highly interrelated.

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

Product sales related to collaboration agreements include RNA products and are recognized over time as goods are produced because such goods have no alternative use and the Group has an enforceable right to payment. Otherwise, revenue for product sales is recognized at a point in time. In 2022, 2021, and 2020, no revenue from product sales was recognized on a point-in-time basis. Revenue from certain research and development services, delivered as a distinct performance obligation under the collaboration agreements, are recognized over time as the services provided have no alternative use and the Group has an enforceable right to payment.

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

In fiscal 2020, 2021, and 2022, the Group only had the following financial assets to be measured at amortized cost:

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

The Group’s financial liabilities include lease liabilities, trade payables, the EIB-loan, which was repaid in 2021 (see note 13), and the convertible loans (see note 13), which were repaid immediately before the IPO in fiscal 2020.

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

Accounting for EIB loan

In 2020, the Group received from the European Investment Bank, or EIB, a line of credit which was available in three tranches, each of which can be drawn separately.

The Group accounted for the first tranche of EUR 25 million drawn in 2020 as a financial liability at amortized cost, using the effective interest method based on expected cashflows including any amount of variable remuneration. In doing so, the Group assessed what is the most probable scenario for the exercise of its rights as the borrower. In addition, the Group determined an effective interest rate that is consistent with the accounting for other financing arrangements. In December 2021, the loan was terminated early and as of December 31, 2021, the EIB loan was fully repaid. For further information on the EIB loan, see Note 13.

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

For further information on the convertible loan, see Note 13.

Acquired intangible assets

Acquired intangible assets are initially measured at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

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

Acquired intangible assets are mainly comprised of software and licenses. Regarding the acquired intangible assets (i.e., technology and goodwill) in the business combination with Frame Pharmaceuticals, refer to Note 21.

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

The estimated useful lives for each intangible asset class are as follows:

Software	3 to 5 years
Licenses	8 to 20 years
Frame Technology	8 years

With the exception of goodwill, the Group does not have any intangible assets with indefinite useful lives.

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

●	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale
●	Its intention to complete and its ability and intention to use or sell the asset
●	How the asset will generate future economic benefits
●	The availability of resources to complete the asset
●	The ability to measure reliably the expenditure during development

Since our own development projects are mostly subject to regulatory approval and other uncertainties, the conditions for the capitalization of expenditures incurred prior to approval are generally not met.

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

The residual values of the assets, useful lives, and depreciation methods are reviewed at the end of each year and any changes are accounted for prospectively.

The estimated useful lives and depreciation methods remained unchanged from 2020 through 2022. The residual values of the assets are generally considered to be zero.

Impairment of non-financial non-current assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset may be impaired. If there is any indication of impairment or if an annual impairment test is required, the Group estimates the recoverable amount of the asset. The recoverable amount of an asset is the higher of the asset’s or CGU´s fair value less costs of disposal and its value-in-use. It is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case it is determined at the level of the cash-generating unit (CGU). If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is impaired and written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre -tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

As the Group operates as one cash-generating unit, for the purpose of impairment testing in 2022, goodwill was allocated at Group level.

Impairment losses of continuing operations are recognized in the statement of operations in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. When there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized, any impairment loss previously recognized is reversed. The reversal may not exceed the carrying amount that would have been determined after amortization or depreciation had no impairment loss been recognized for the asset in prior periods. The amount of the reversal is recognized in the statement of operations for the period.

There were no impairments or reversals of impairments in 2020. However, in fiscal year 2021, impairments of EUR 22,810k were recognized. These pertained largely to machinery and technical equipment recorded as assets under construction and resulted from the partial impairment of production lines which were obsolete due to the withdrawal of the EMA regulatory approval application for CVnCoV, see Note 4.1.

Beginning in year 2022, goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

For 2022, impairment was evaluated for goodwill by assessing the recoverable amount on Group level. When the recoverable amount is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

There was no impairment of goodwill in 2022. However, there were impairments of technical equipment amounting to EUR 5,884k; refer to Note 4.1 for additional information.

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

●	Disclosures for significant assumptions
●	Goodwill and other intangible assets
●	Property, plant and equipment
●	Right-of-Use Assets

Non-current other assets — costs to obtain a contract

Amortization of assets recognized from the costs to obtain a contract with a customer within the scope of IFRS 15 is recognized on a straight-line basis over their associated estimated useful lives.

Assets held for sale

The Group classifies non-current assets as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continiuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset, excluding finance costs and income tax expenses. The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management is committed to the plan to sell the asset and the sale is expected to be completed within one year from the date of classification. Property, plant and equipment are not depreciated or amortized once classified as held for sale.

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

The Group capitalized EUR 2,291k borrowing costs during fiscal 2022 (2021: 2,932k, 2020: 1,989k). The capitalization rate used to determine the amount of the borrowing costs eligible for capitalization during fiscal 2022 was a weighted average of 5,78% (2021: 7.17%, 2020: 8.90%).

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received as well as any estimated costs to be incurred by the lessee for dismantling and removing the underlying asset. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life, indicated below, and the lease term. Right-of-use assets are subject to impairment. Refer to the section above “Impairment of non-financial assets”.

Land and Buildings	1 to 15 years
Vehicles	3 to 4 years
Other equipment	2 to 5 years

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

Costs incurred in bringing each product to its present location and condition are accounted for, as follows:

●	Raw materials: purchase cost on a first-in/first-out basis

●	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overhead based on normal operating capacity, but excluding borrowing costs

The costs of inventories may not be recoverable if those inventories are damaged, if they become wholly or partially obsolete, or if the selling prices have declined. The practice of writing inventories down below cost to net realizable value is consistent with the view that assets should not be carried in excess of amounts expected to be realized from the sale or use.

Pre-launch products

Prior to initial regulatory approval, costs relating to the production of products are expensed as research and development expenses in the period incurred unless recoverable through means other than sale. If pre-launch products are sold, the respective product gross margin may be higher compared to the expected recurring margin as the underlying costs will not be included in cost of sales. For the year ended December 31, 2022, 2021, and, 2020, no revenues have been recorded related to pre-launch products. However, the Company recognizes in cost of sales costs from set-up and quality assurance activities for the Company’s production processes, including those relating to pharmaceutical products which are under development in the Company’s collaboration agreements and for which revenues have not yet been generated.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances on-demand, and short-term deposits with an original maturity of three months or less.

Onerous contracts

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Group cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. The cost of fulfilling a contract comprises the costs that relate directly to the contract (i.e., both incremental costs and an allocation of costs directly related to contract activities).

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, the Group recognizes any impairment loss that has occurred on assets dedicated to that contract.

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

Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities based on the tax rates and tax laws that are enacted or substantively enacted at the end of the reporting period in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of operations. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is recognized using the liability method on all temporary differences as of the end of the reporting period between the carrying amounts of assets and liabilities and their tax bases.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

●	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.
●	In respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences, the carry forward of unused tax credits and any unused tax losses, and to the extent that it is probable that future taxable income will allow the deferred tax asset to be realized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

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

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to offset current tax assets and current tax liabilities and these relate to income taxes levied by the same tax jurisdiction.

Segments

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by our Management Board as the Chief Operating Decision Maker (CODM). The Group operates as a single segment dedicated to the discovery and development of biotechnological applications and the CODM makes decisions about allocating resources and assessing performance based on the Group as a whole. Accordingly, the Group has determined it operates in one operating and reportable segment.

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

The awards granted in 2022 as well as in prior years are accounted for as equity-settled share-based payments and described under Note 10.

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

Clinical trial accruals and related research and development costs

The value of goods and services received from contract research organizations (CROs) and contract manufacturing organizations (CMOs) in the reporting period is estimated based on the level of services performed and progress made in the respective period, unless the respective arrangements require recognition of, and thus have been accounted for with, an onerous contract provision or contract termination provision. Amounts are recorded as accrued expenses in cases where the Company has not received an invoice from the service provider. Advance payments for goods or services that will be used or rendered for future research and development activities are recognized as (current) prepaid expenses and other assets or in (non-current) other assets if the benefit is expected to be received more than a year from the statement of financial position date. These amounts are recognized as an expense as the related goods are delivered or the services performed. Management’s estimates are based on the best information available at the time. However, additional information may become available in the future and management may adjust the estimate in such future periods. In this event, the Company may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. The Company considers resulting increases or decreases in cost as changes in estimates and reflects such changes in research and development expenses in the period identified.

Accounting for assets held for sale

Non-current assets are classified as asset held for sale if their carrying amount will be recovered through a sale transaction rather than through continued use; the carrying value of such assets is measured at the lower of their previous carrying value and their fair value less costs to sell. In evaluating whether the criterion, for classification as assets held for sale, of a sale being highly probable, the Group considered that a plan to sell the assets was committed to and an active program to locate a buyer was initiated with an equipment reseller. The Group applied judgment in determining the assets’ fair value less costs to sell and considered various indicative prices of expected auction proceeds quoted by the equipment reseller. Additionally, judgment was applied in determining whether the plan to sell the assets could be completed within one year from the date of classification and whether actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

The below-listed amendments and interpretations apply for the first time in 2022, but do not have any impact on the consolidated financial statements of the Group:

●	Reference to the Conceptual Framework – Amendments to IFRS 3
●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
●	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37
●	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

The Group has not early adopted any standards, interpretations, or amendments that have been issued but are not yet effective.

Standards issued but not yet effective

The following amendments will be adopted effective January 1, 2023, or at a later effective date:

●	IFRS 17 Insurance Contracts

●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants
●	Amendments to IAS 8: Definition of Accounting Estimates
●	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of material Accounting policies
●	Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

Impact of COVID-19 and the Russia-Ukraine Conflict

As the Group is currently devoting significant resources to the development of COVID vaccines, such development may impair the ability to timely progress other product candidates in clinical trials or into clinical trials from their current preclinical stage. In addition, enrollment in other programs have been delayed as a result of the COVID-19 pandemic and our focus on developing a COVID vaccine; however, thus far, this has had a minimal negative impact on our progress on and associated revenue recognition from our non-COVID-19 collaborations. The partial disruption, even if temporary, may, ultimately, negatively impact the Company’s operations and overall business by delaying the progress of its clinical trials and preclinical studies. The Group’s operations, including research and manufacturing, could also be disrupted due to the potential of the impact of staff absences as a result of self-isolation procedures or extended illness. However, the Group has taken a series of actions aimed at safeguarding its employees and business associates, including implementing a work-from-home policy for employees except for those related to its laboratory and production operations. The Group was running COVID antigen tests on a weekly basis for employees on the premises.

The ongoing military conflict between Russia and Ukraine has not and is not expected to have a material direct or indirect effect on the Group’s operations or financial condition; however, the Group is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. As a result of this instability and responding actions taken by the United States, Russia, EU, and other foreign governments, this may limit or prevent filing, prosecuting, and maintaining of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications in Russia, resulting in partial or complete loss of patent rights in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit, without consent or compensation, inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in countries that Russia has deemed unfriendly. Consequently, we would not be able to prevent third parties from using our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be materially adversely affected..

3. Notes to the consolidated financial statements

3.1 Revenue from contract with customers

The Group recognized the following revenues in 2020, 2021 and 2022:

	December 31
	2020	2021	2022
	EUR k	EUR k	EUR k
Belgium
GSK	8,809	74,298	62,263
Germany
Boehringer Ingelheim	1,885	26,003	—
Netherlands
Genmab	2,628	1,770	1,787
Switzerland
CRISPR	695	919	3,370
United States
Eli Lilly	34,854	—	—
Total	48,871	102,990	67,420

Of these revenues, all of which were recognized over time as part of collaboration agreements, in 2022, EUR 44,787k (2021: EUR 79,827k, 2020: EUR 46,597k) related to delivery of research and development services combined with an IP license (recognized from the upfront payments as further illustrated in the table below), EUR 3,062k (2020: EUR 457k, 2019: EUR 556k) related to delivery of products and EUR 19,571k (2021: EUR 22,706k, 2019: EUR 1,718k) were recognized from those research and development services considered distinct within the agreements.

GlaxoSmithKline

In July 2020, the Group entered a collaboration with GlaxoSmithKline (GSK) for the research, development, manufacture and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens. In addition to an equity investment of EUR 150,000k as part of the 2020 Private Investment, GSK made a non-refundable upfront cash payment of EUR 120,000k which was deferred upon receipt and recognized as a contract liability. Additionally, the Group is eligible to receive a one-time reimbursable payment of EUR 30,000k for manufacturing capacity reservation, upon certification of CureVac’s commercial scale manufacturing facility currently under construction in Germany as well as to receive development and regulatory milestone payments of up to EUR 320,000k, commercial milestone payments of up to EUR 380,000k and tiered royalties on product sales. GSK will fund R&D activities incurred by CureVac related to the development projects covered by the collaboration. CureVac will be responsible for the preclinical- and clinical-development through the Phase 1 trials of these projects, after which GSK will be responsible for further development and commercialization. CureVac will be responsible for the manufacturing of the product candidates, including for commercialization, and will retain commercialization rights for selected countries for all product candidates. Revenue is being recognized in accordance with the Company’s accounting policy for collaboration arrangements with the exception that the upfront payment, attributable to the IP license, is being recognized straight-line from the effective date of the collaboration agreement through the estimated completion date of Phase 1 clinical trials, at which time GSK will be responsible for further development and commercialization. In the year ended December 31, 2022, EUR 41,379k (2021: EUR 47,148k) in revenue was recognized under the collaboration agreement with GSK, entered into in July 2020, for the research, development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens.

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

Under the GSK COVID Agreement, GSK has paid CureVac an upfront payment of EUR 75,000k in 2021. Under the terms of the 2020 GSK Agreement, CureVac granted GSK a worldwide exclusive, sublicensable (subject to certain conditions) license under certain of our intellectual property relating to vaccines and antibodies encoded by our proprietary mRNA targeting certain selected pathogens, or GSK Program Products, and a non-exclusive license under certain LNP technology to develop, manufacture and commercialize a certain number of such GSK Program Products for use in connection with the infectious diseases targeted under the 2020 GSK Agreement. CureVac also granted GSK an exclusive option, after a certain date, to obtain exclusive licenses to develop, manufacture and commercialize CVnCoV and boosters for such vaccine. CureVac and GSK agreed to equally share all development costs for GSK COVID Products, subject to certain exceptions. CureVac and GSK will share all net profits generated from sales of GSK COVID Products, other than certain products defined in the agreement as “Combination Products”, under profit sharing arrangements that in certain cases vary depending upon the GSK COVID Product in question, the time of sale, the number of doses sold and the party to whom the sale is made. CureVac is eligible to receive tiered royalty payments ranging from a low-teen percentage to a mid-teens percentage on net sales of Combination Products, subject to certain customary reductions. Under the GSK COVID Agreement, CureVac has the right to commercialize GSK COVID Products in Austria, Germany and Switzerland and if CureVac exercises such right, CureVac’s sales of GSK COVID Products, other than Combination Products will be subject to the profit share and CureVac will be required to pay GSK a high-teen percentage royalty on net sales of all Combination Products in such countries. In the year ended December 31, 2022, EUR 20,884k (2021: EUR 27,150k) in revenue was recognized under the GSK COVID Agreement.

Boehringer Ingelheim

In August 2014, the Group entered into an Exclusive Collaboration and License Agreement, which it refers to as the Boehringer Agreement, with Boehringer Ingelheim, whereby it granted Boehringer Ingelheim exclusive global rights for development and commercialization of its investigational therapeutic mRNA vaccine BI 1361849 (formerly CV9202) formulated with a legacy protamine technology. The Group received, in 2014, an upfront payment of EUR 30,000K, as well as, an option fee payment of EUR 5,000K and in 2018 an additional EUR 7,000K in development milestone payments, all of which are non-refundable and non-creditable in the event of expiry or termination of the agreement. In June 2021, Boehringer Ingelheim provided notice of its intention to terminate the Boehringer Agreement, with such termination to become effective on November 17, 2021. Upon termination of the Boehringer Agreement, the rights and licenses granted by the Group to Boehringer Ingelheim reverted back to the Group, provided that Boehringer Ingelheim has the right to sell off existing inventory of BI 1361849 for a certain period. In addition, Boehringer Ingelheim assigned to us all regulatory approvals or applications and grant us a non-exclusive, cost-free, perpetual and worldwide license to intellectual property held by Boehringer Ingelheim that has been used in the development, manufacture or commercialization of BI 1361849 or any other product developed under the Boehringer Agreement. As a result of the termination in 2021, the remaining contract liability, related to the upfront payment, EUR 14,003k was recognized over a shorter period through the termination date. In addition, the option fee payment of EUR 5,000k and the additional EUR 7,000k development milestone were recognized in 2021. Therefore, for the year ended December 31, 2022, no revenue was recognized related to this agreement (2021: EUR 26,003k, 2020: 1,885k).

CRISPR Therapeutics Development and License Agreement

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics, which, as amended by an amendment entered into in June 2020, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. CRISPR Therapeutics has paid us an upfront one-time technology access fee of USD 3 million, which is being recognized through the date of market entry of a product developed under the agreement. In the year ended December 31, 2022, EUR 3,370k (2021: EUR 919k, 2020: EUR 695k) in revenue was recognized under this agreement.

Genmab Collaboration and License Agreement

In December 2019, the Group entered into a Collaboration and License Agreement with Genmab, which we refer to as the Genmab Agreement, to research and develop up to four potential differentiated mRNA-based antibody products, to be selected by Genmab, based on the combination of our proprietary RNAntibody technology with Genmab’s proprietary antibody technology for the treatment of human diseases. In partial consideration for entering into the Genmab Agreement, in 2019 Genmab made a USD 20 million equity investment and paid us an upfront fee of USD 10 million, which is being recognized through the date of market entry of a product developed under the agreement. In the year ended December 31, 2022, EUR 1,787k (2021: EUR 1,770k, 2020: 2,628k) in revenue was recognized under this agreement.

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

The Group has received upfront payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period or upon termination of the agreement, when no services are provided anymore. Below is a summary of such payments and the related revenues recognized:

		Upfront payments included
	Upfront payments	in contract liabilities at		Revenue recognized from upfront payments
Customer		December 31, 2021	December 31, 2022	2020	2021	2022

	(in k)	EUR k	EUR k	EUR k
GSK	EUR 195,000	135,494	102,804	7,778	51,728	42,690
Boehringer Ingelheim	EUR 30,000	—	—	1,867	14,003	—
Genmab	USD 10,000 (EUR 8,937) *	5,362	3,575	1,787	1,787	1,787
CRISPR	USD 3,000 (EUR 2,524)*	1,239	929	310	310	310
Eli Lilly	USD 50,000 (EUR 42,200)*	—	—	34,855	—	—
Total		142,095	107,308	46,597	67,828	44,787

*Translated at the currency exchange rate prevailing on the transaction date

Contract balances:

	December 31,	December 31,
	2021	2022
	EUR k	EUR k
Trade receivables	18,504	6,295
Contract assets	—	2,707
Contract liabilities	142,095	107,308

Contract liabilities include advances received from the Group’s major license and collaboration agreements.

Contract liabilities allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at year-end are as follows:

	Year ended December 31,
	2021	2022
	EUR k	EUR k
Within one year	55,750	34,759
More than one year	86,345	72,549
Total	142,095	107,308

Trade receivables are non-interest bearing and are generally settled within 30 to 45 days.

As of December 31, 2022, the Group had two collaboration partners (2021: three) that owed 100% (2021: 100)% of all the receivables and contract assets outstanding. There was one collaboration partner (2021: one) with balances greater than 10% of the total amounts of receivable and contract assets.

The nature of expenses recognized in the functional categories of the statement of operations are as follows:

3.2 Cost of sales

The cost of sales consists of the following:

	2020	2021	2022
	EUR k	EUR k	EUR k
Personnel	(2,896)	(22,159)	(27,185)
Materials	(1,598)	(46,250)	(88,891)
Third-party services	(2,652)	(139,975)	(32,331)
Maintenance and lease	(1,016)	(2,874)	(2,425)
Amortization and depreciation	(5,913)	(3,992)	(6,295)
Impairment of equipment	—	(22,810)	(24,948)
Other	(98)	(135)	(1,918)
Total	(14,173)	(238,195)	(183,993)

During the year ended December 31, 2022, cost of sales mainly decreased compared to the same period of 2021 due to Third-Party Services having been higher last year for set-up activities for the CVnCoV production process. This decrease was partially offset by increased write-offs and scrap of raw materials amounting to EUR 80,021k in 2022, which were procured for manufacturing of products to sell to GSK that are no longer expected to be sold to them or were determined to be excess materials on hand. Additionally, the Company recognized an impairment of assets held for sale amounting to EUR 19,064k in 2022 (refer to Note 5 for further information).

3.3 Selling and distribution expenses

Selling and distribution expenses consist of the following:

	2020	2021	2022
	EUR k	EUR k	EUR k
Personnel	(631)	(1,369)	(2,029)
Maintenance and lease	(1)	(1)	(35)
Amortization and depreciation	(98)	(86)	(336)
Other	(3)	(287)	(417)
Total	(733)	(1,743)	(2,817)

Personnel expenses mainly include salary and salary-related expenses of EUR 1,791k (2021: EUR 1,076k, 2020: EUR 370k) and expenses from share-based payments of EUR 238k (2021: EUR 293k, 2020: 261k). Refer to Note 10 for further information.

3.4 Research and development (R&D) expenses

R&D expenses consist of the following:

	2020	2021	2022
	EUR k	EUR k	EUR k
Materials	(29,834)	(232,292)	(32,982)
Personnel	(21,313)	(33,733)	(33,944)
Amortization and depreciation	(2,578)	(4,259)	(8,650)
Patents and fees to register a legal right	(3,073)	(3,199)	(3,813)
Third-party services	(55,571)	(539,786)	20,499
Maintenance and lease	(717)	(347)	(1,069)
Other	(723)	(2,291)	(2,591)
Total	(113,808)	(815,907)	(62,550)

During the year ended December 31, 2022, research and development expenses decreased significantly in comparison to the same period of 2021, as the prior period was largely impacted by the Group´s CVnCoV program. In the prior year, these expenses consist primarily of cost incurred to CROs involved in the CVnCoV development as well as materials used in the administration of clinical trials. As a result of more participants leaving the clinical trials prior to completion, than originally estimated and of renegotiations of contracts with CROs during the year ended December 31, 2022, the estimated outstanding costs for the CVnCoV studies decreased, which resulted in the reversal of provision for onerous contracts in the amount of EUR 38,533k. Additionally in 2022, GSK took over the Group’s committed capacity at Novartis (see Note 3.7 for additional information) which resulted in a reduction in the estimated contract termination provisions in the amount of EUR 25,059k. The net effect of these two events resulted in an overall gain within the Third-party services category.

Since inception through December 31, 2022, the Group had no development expenditures which met the requirements for capitalization. In 2021, according to the terms and conditions of the grant from BMBF, the Group earned income (recognized in other operating income) for certain eligible expenses incurred for the COVID-19 vaccine development; refer to Note 3.6 for more information on amounts recognized from this grant in the year ended December 31, 2021.

Personnel expenses mainly include salary and salary-related expenses of EUR 33,068k (2021: EUR 32,779k 2020: EUR 16,543k) and expenses from share-based payments of EUR 876k (2021: EUR 954k, 2020: 4,770k); refer to Note 10 for further information.

3.5 General and administrative expenses

General and administrative expenses include the following:

	2020	2021	2022
	EUR k	EUR k	EUR k
Personnel	(29,884)	(37,393)	(36,765)
Maintenance and lease	(2,505)	(4,306)	(5,853)
Third-party services	(6,914)	(28,875)	(27,669)
Legal and other professional services	(3,531)	(9,230)	(10,394)
Amortization and depreciation	(6,020)	(8,895)	(11,360)
Other	(4,700)	(11,703)	(12,137)
Total	(53,554)	(100,402)	(104,178)

Personnel expenses mainly include salary and salary-related expenses of EUR 28,704k (2021: EUR 24,274k, 2020: EUR 20,442k) and expenses from share-based payments of EUR 8,061k (2021: EUR 13,119k, 2020: EUR 9,442k). During the fiscal year ended December 31, 2022, amortization and depreciation expenses increased, compared to the same period of 2021, mainly due to increased depreciation expense of right-of-use assets EUR 1,152k (refer to Note 4.2 for further information). Expenses in the ‘Other’ category mainly result from insurance costs related to D&O insurance EUR 5,533k (2021: EUR 5,457k, 2020: EUR 1,288k).

3.6. Income from release of governmental contract liabilities

Due to the withdrawal of the EMA regulatory approval application for CVnCoV, in October 2021, CureVac recorded in 2021 “Income from release of governmental contract liabilities” amounting to EUR 574,502k, which is explained further below. There was no such event in 2022.

Advance Purchase Agreement with European Commission

On November 30, 2020, CureVac entered into an Advance Purchase Agreement (APA) with the European Commission (EC), acting on behalf and in the name of all Member States of the European Union. The APA provided for the advance purchase by the Member States of 225 million doses of our SARS-CoV-2 vaccine. In order to support our accelerated efforts to develop a safe and effective vaccine, the APA provided support to our operations in the form of up-front payments. The first up-front payment of EUR 450 million was paid by the EC on behalf of the Member States and was included in contract liabilities as of December 31, 2020.

The second up-front payment would have had been due after the submission of the interim data package to the EMA in view of obtaining EC marketing authorization for CVnCoV. The up-front payments were designed to support the development and prepare the commercial supply of the vaccine.

In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, CureVac would return the unspent amount of the up-front payment. In the context of the APA, “spent” means either costs occurred, or commitments made in relation to the purpose as set out in the APA. CureVac demonstrated that the up-front payment was used in accordance with the contract and no repayment was required.

As described above, CureVac recognized the consideration related to its delivery obligations, existing at the outset of the arrangement, as contract liabilities. Upon the automatic termination of the APA, the ability for CureVac to satisfy the contractual performance obligations of the arrangement ceased and the EC ceased to have the ability to exercise its rights for performance by the CureVac. As such, the substance of the arrangement changed from a revenue contract to that of a government grant. Due to the material magnitude of the amount, its non-recurring nature and to better enable comparability to past performance and predictability of future performance, CureVac recognized the €450 million into income in an additional line item “Income from release of governmental contract liabilities” in the 2021 statement of operations. The “spent” amounts incurred by CureVac, and which demonstrate use of the up-front payment, have been included in “Research and development expenses” (refer to Note 3.4).

Additionally, CureVac was required transfer, upon EC’s request any raw material and primary components paid for with the up-front payment and not used as of the termination date. Should the EC request any raw material and primary components or should CureVac successfully sell some of these, an applicable portion of raw material, primary components or proceeds would be remitted to the EC. This agreement expired at the end of 2022 and an amount of EUR 4,114k is accrued as ‘other liabilities’ as of December 31, 2022 for the related amount due to be remitted to the EC.

German Federal Ministry of Education and Research

In 2020, the Company announced with the German Federal Ministry of Education and Research (Bundesministerium für Bildung und Forschung), or BMBF, a German government-related entity, established a grant to support the development and production of its COVID-19 vaccine candidates. In July 2020, CureVac applied for this grant as part of a special program to accelerate the research and development of urgently needed vaccines against SARS-CoV-2. The grant amounted up to EUR 252 million and the payments were contingent to reaching predefined milestones. Based on the terms and conditions of the arrangement, the Company assessed the arrangement as having two components: a grant component and a supply component which were separated. The amount attributed to the supply of future deliveries was determined based on the relative stand-alone selling price of the vaccine observed in similar arrangements and is presented in contract liabilities.

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

Consistent with the rationale and treatment described above under the APA with the EC, the substance of the supply component of the BMBF arrangement changed from a revenue contract to that of a government grant and thus, consistent with the presentation of the contract liabilities under the APA, CureVac recognized the EUR 124 million in 2021 from the BMBF agreement as income in the line item “Income from release of governmental contract liabilities” and the corresponding expenses have been included in research and development expenses. The remaining amount of EUR 65 million, not related to the supply component, was reflected as grant income in “other operating income” in 2021. (Refer to Note 3.7).

3.7 Other operating income

Other operating income relates to:

	2020	2021	2022
	EUR k	EUR k	EUR k
Compensation for CMO/Materials transfer	—	—	35,393
Reimbursement claim	—	—	610
Sale of equipment	—	—	785
Grants and other reimbursements from government agencies and similar bodies	23,736	66,394	440
Other	414	1,308	704
Total	24,150	67,702	37,932

In March 2022, CureVac AG and GlaxoSmithKline Biologicals SA amended and restated the 2020 GSK agreement and the GSK COVID Agreement in connection with GSK entering into a direct agreement with Novartis for use of Novartis as a CMO at the same time as CureVac exited its CMO agreement with Novartis. Additionally, under the restated agreement, CureVac is entitled to further compensation by GSK. The compensation mainly consist of consideration for set-up activities undertaken by CureVac (EUR 20,500k) and for reimbursement of prepayments (EUR 12,000k), which were recognized in ‘Compensation for CMO/Materials transfer’ in other operating income during the year ended December 31, 2022.

In 2022, 2021 and 2020 income from grants with government agencies and similar bodies resulted from the following:

German Federal Ministry of Education and Research

As discussed in Note 3.6, in 2020 the Company received a grant from BMBF to support the development of its COVID-19 vaccine candidate for which it was determined the arrangement contained two components: a grant component (in the scope of IAS 20) and a supply component (in the scope of IFRS 15). The Group recognized grant income of EUR 65,218k from this grant. As the grant ended in 2021, no such income was recognized in 2022..

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

In February 2019, CureVac entered into a partnership agreement worth up to USD 34,000k with CEPI to further develop CureVac’s The RNA Printer™ prototype. Under the three-year partnership agreement, CureVac used its mRNA platform for the preclinical development of a Lassa virus vaccine (a high-priority disease on the World Health Organization R&D list), a yellow fever vaccine and CureVac’s rabies virus vaccine. Funds are received semi-annually in advance, to cover costs for the next six months. These payments are allocated to the agreed and signed statements of work. Management concluded that the arrangement should be accounted for by analogy to IAS 20.

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

In January 2020, CureVac and CEPI entered a collaboration to develop a vaccine against the new coronavirus SARS-CoV-2. The aim of the cooperation is to safely advance vaccine candidates into clinical testing as quickly as possible. The agreement builds upon the existing partnership between CureVac and CEPI to develop a rapid-response vaccine platform and included additional initial funding of up to USD 8,300k. In May 2020, CEPI increased its grant award to the Group for SARS-CoV-2 vaccine development to up to USD 15,300k.

During the year ended December 31, 2022, CureVac recognized the reimbursement of approved expenses of EUR 42k (2021: EUR 688k; 2020: EUR 15,953k) as “other operating income” and EUR 0k (2021: EUR 0k; 2020: EUR 3,239k) were deducted from the carrying amount of qualifying assets recorded in property, plant and equipment.

As of December 31, 2022, EUR 309k in grant funds received have been deferred and are presented within other liabilities (2021: EUR 1,289k). Following the completion of the partnership agreement of February 2019 between CureVac and CEPI in May 2022, CEPI requested a partial reimbursement of the unspent funds up to USD 1,000k. Those were reclassified from other liabilities to trade and other payables as of December 31, 2022.

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

During the year ended December 31, 2022 CureVac recognized EUR 167k (2021: EUR 488k, 2020: EUR 1,183k) from the amortization of the grants on a straight-line basis and for services as other operating income.

As of December 31, 2022, EUR 1,712k in grant funds received have been deferred and presented within other liabilities (2021: EUR 1,879k).

4. Fixed Assets

4.1 Development of intangible assets and property, plant and equipment

The development of intangible assets and property, plant and equipment for the years ended December 31, 2022 and 2021 were as follows:

Intangible assets

					Advance
(in thousands of EUR)	Software	Licenses	Technology	Goodwil	payments	Total
Acquisition costs
As of January 1, 2021	10,172	9,887	—	—	688	20,747
Additions	2,454	234	—	—	991	3,679
Disposals	—	—	—	—	(576)	(576)
Reclassifications	—	138	—	—	(138)	—
As of December 31, 2021	12,626	10,259	—	—	965	23,850
Cumulative amortization and impairment charges
As of January 1, 2021	4,499	2,102	—	—	—	6,601
Amortization	1,466	2,545	—	—	—	4,011
As of December 31, 2021	5,965	4,647	—	—	—	10,612
Acquisition costs
As of January 1, 2022	12,626	10,259	—	—	965	23,850
Additions	1,433	4,208	6,350	12,463	—	24,454
Disposals	(2,331)	(1,537)	—	—	(298)	(4,166)
Reclassifications	656	—	—	—	(656)	—
Currency translation	1	—	—	—	—	1
As of December 31, 2022	12,385	12,930	6,350	12,463	11	44,139
Cumulative amortization and impairment charges
As of January 1, 2022	5,965	4,647	—	—	—	10,612
Amortization	1,730	2,865	484	—	—	5,079
Disposals	(2,217)	(1,114)	—	—	—	(3,331)
Currency translation	1	—	—	—	—	1
As of December 31, 2022	5,479	6,398	484	—	—	12,361
Carrying amount
As of January 1, 2021	5,673	7,785	—	—	688	14,146
As of December 31, 2021	6,661	5,612	—	—	965	13,238
As of December 31, 2022	6,906	6,532	5,866	12,463	11	31,778

Property, plant and equipment

			Other
			equipment,
		Technical	furniture	Assets
		equipment	and	under
(in thousands of EUR)	Buildings	and machines	fixtures	construction	Total
Acquisition costs
As of January 1, 2021	19,950	22,384	9,243	39,121	90,698
Additions	3,353	28,047	2,228	98,071	131,699
Disposals	(4)	(10)	(15)	(7,123)	(7,152)
Reclassifications	3,973	1,553	—	(5,526)	—
Currency translation	—	—	38	—	38
As of December 31, 2021	27,272	51,974	11,494	124,543	215,283
Cumulative depreciation and impairment charges
As of January 1, 2021	3,415	8,308	5,250	7,120	24,093
Depreciation	1,934	3,420	1,883	—	7,237
Impairment	—	—	—	22,810	22,810
Disposals	(1)	(2)	(15)	(7,120)	(7,138)
Currency translation	—	—	17	—	17
As of December 31, 2021	5,348	11,726	7,135	22,810	47,019
Acquisition costs
As of January 1, 2022	27,272	51,974	11,494	124,543	215,283
Additions	377	9,710	2,760	76,773	89,620
Assets held for sale	—	(6,719)	—	(50,851)	(57,570)
Disposals	(1,182)	(12,584)	(1,732)	(4,356)	(19,854)
Reclassifications	—	7,652	—	(7,652)	—
Currency translation	—	—	30	—	30
As of December 31, 2022	26,467	50,033	12,552	138,457	227,509
Cumulative depreciation and impairment charges
As of January 1, 2022	5,348	11,726	7,135	22,810	47,019
Depreciation	4,445	6,999	1,950	—	13,394
Impairment	—	3,830	—	2,054	5,884
Disposals	(1,083)	(9,938)	(1,688)	(24,038)	(36,747)
Currency translation	—	—	18	—	18
As of December 31, 2022	8,710	12,617	7,415	826	29,568
Carrying amount
As of January 1, 2021	16,535	14,076	3,995	31,998	66,604
As of December 31, 2021	21,924	40,248	4,359	101,733	168,264
As of December 31, 2022	17,757	37,416	5,137	137,631	197,941

In fiscal 2022, impairments of EUR 5,884k were recognized (2021: EUR 22,810k). These were recognized in cost of sales as they pertained largely to machinery and technical equipment recorded under technical equipment and machines and assets under construction and resulted from the partial impairment of production lines which are obsolete due to the withdrawal of the EMA regulatory approval application for CVnCoV. Refer to Note 5 for additional information on assets reclassified as ‘assets held for sale’.

4.2 Right-of-use assets and lease liabilities

Set out below, are the carrying amounts of the Group’s right-of-use assets and the movements during the period:

	Right-of-use assets
	Land and		Other
	Buildings	Vehicles	equipment	Total
	EURk	EURk	EURk	EURk
As of January 1, 2022	31,547	142	440	32,129
Additions	14,834	231	2,179	17,244
Disposals	—	—	—	—
Depreciation expense	(4,639)	(98)	(316)	(5,053)
Impairment	(710)	—	—	(710)
Foreign currency translation	151	—	—	151
As of December 31, 2022	41,183	275	2,303	43,761

The main leasing contracts that have commenced relate to several buildings in Tübingen, a building in Frankfurt am Main and a building in Boston/USA. The right of use asset for the building in Frankfurt was 100% impaired. The additions mainly relate to a lease agreement for a building in Tübingen (EUR 10,287k) with a start date of March 1, 2022, four lease agreements for office space in Amsterdam (EUR 1,453k) and a lease agreement for a building in Wiesbaden (EUR 825k) with a start date of December 1, 2022. Furthermore, the acquisition costs increased by EUR 1,832k in 2022 due to lease increases for three rented buildings in Germany.

Below are the carrying amounts of lease liabilities and the movements during the period:

EUR k

As of January 1, 2022	28,892
Additions	17,241
Disposals	—
Accretion of interest	2,218
Payments	(6,439)
Foreign currency translation	174
As of December 31, 2022	42,086
Current	4,980
Non-current	37,106

A maturity analysis of lease liabilities is disclosed in Note 16.

The following are the amounts recognized in the statement of operations:

EUR k
Depreciation expense of right-of-use assets	(5,053)
Impairment expense	(710)
Interest expense on lease liabilities	(2,218)
Expense relating to short-term leases (included in cost of sales)	(76)
Expense relating to leases of low-value assets (included in administrative expenses)	(66)
Total amount recognized in profit or loss	(8,123)

Set out below, are the carrying amounts of the Group’s right-of-use assets and the movements of prior period:

	Right-of-use assets
	Land and		Other
	Buildings	Vehicles	equipment	Total
	EURk	EURk	EURk	EURk
As of January 1, 2021	33,296	113	575	33,984
Additions	2,666	97	—	2,763
Disposals	(943)	—	—	(943)
Depreciation expense	(3,698)	(68)	(135)	(3,901)
Foreign currency translation	226	—	—	226
As of December 31, 2021	31,547	142	440	32,129

Below are the carrying amounts of lease liabilities and the movements during the period 2021:

EUR k

As of January 1, 2021	30,087
Additions	2,763
Disposals	(943)
Accretion of interest	1,729
Payments	(4,913)
Foreign currency translation	169
As of December 31, 2021	28,892
Current	3,469
Non-current	25,423

A maturity analysis of lease liabilities is disclosed in Note 16.

The following are the amounts recognized in the statement of operations in 2020:

EUR k
Depreciation expense of right-of-use assets	(3,901)
Interest expense on lease liabilities	(1,729)
Expense relating to short-term leases (included in cost of sales)	(119)
Expense relating to leases of low-value assets (included in administrative expenses)	(39)
Total amount recognized in profit or loss	(5,788)

Commitments for leases not yet commenced as of December 31, 2022, relate to two lease agreements of buildings in Tuebingen, Germany that have been signed in 2021 and one lease agreement of a building in Wiesbaden, Germany that was signed in 2022. One building has a fixed lease term of 10 years having two 5 years extension options. The starting date of this lease will be May 1, 2023 and the fixed gross lease-payments are EUR 1,292k and the optional payments EUR 1,292k. The second lease agreement is starting on January 1, 2024 over fixed lease term of 15 years, having two five years extension options. The fixed gross lease-payments are EUR 28,975k and the optional payments EUR 26,556k. The third lease agreement is starting on August 1, 2023 until December 31, 2027, having one five years extension option. The fixed gross lease-payments are EUR 502k and the optional payments EUR 569k.

4.3 Non-current other assets

Non-current other assets of EUR 1,666k (2021: EUR 1,731k) consist of costs to obtain a contract of EUR 302k (2021: EUR 515k) and deposit payments for leases of EUR 1,364k (2021: EUR 1,215k).

The amortization of capitalized costs to obtain a contract in 2022 was EUR 213k (2021: EUR 694k, 2020: EUR 215k).

5. Assets held for sale

In 2022, Management decided to dispose of certain equipment which had been procured for CMO activities (CMO Equipment) but that was no longer planned to be used by the Company. An external service-provider was appointed on June 14, 2022 to organize the sale of the CMO Equipment. As of December 31, 2022, the CMO-Equipment identified for sale had a gross book value of EUR 29,531k and was written down by EUR 19,064k (with the corresponding expense recognized in cost of sales) to EUR 10,467k, the fair value less anticipated costs to sell. Criteria for the determination of the fair value were defined based on certain sales scenarios considering different sales campaigns. All sales activities are scheduled for 2023.

6. Inventories

The inventories include only raw materials amounting to EUR 23,989k (December 31, 2021: EUR 56,159k), which are recoverable under the Company’s agreements with its collaboration partners. During the year ended December 31, 2022, the decrease in inventory of EUR 32,170k is primarily due to further write-offs and scrap of EUR 80,021k (refer to Note 3.2 for additional information regarding these write-offs), including the transfer of inventory EUR 9,800k (net value) to GSK in connection with an agreement into which it entered with Novartis (see Note 3.6 for additional information).

7. Other financial assets

Other financial assets as of December 31, 2022 amounted to EUR 4,487k (2021: EUR 4,647k) mainly include deposits held by third parties in amount of EUR 1,936k (2021: EUR 1,936k) and other receivables in the amount of EUR 2,551k (2021: EUR 2,711k).

8. Prepaid expenses and other current assets

Prepaid expenses and other current assets of EUR 40,287k (2021: EUR 49,244k) include prepayments for future service agreements and material in the amount of EUR 4,507k (2021: EUR 5,724k) and receivables for the GSK compensation/material transfer of EUR 5,595k (2021: EUR 0k). For more details, refer to Note 3.7. As of December 31, 2022 we had tax receivables of EUR 24,840k in other current assets (2021: EUR 35,234k). This consists mainly of outstanding VAT refund claims of EUR 24,555k and other tax receivables of EUR 285k.

9. Equity

Overview

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12. As of December 31, 2022, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid. However, in certain events, BMGF has the right to require the Company to redeem or facilitate the purchase by a third-party of all common shares it holds and Genmab had the right to subscribe once for common shares at a certain price under an anti-dilution and down round-protection clause which expired in February 2022.

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

Due to the effect of the corporate reorganization described in Note 1, the number of shares issued and outstanding has been retrospectively adjusted to reflect the impact of the resulting 1:133.0778 share split and developed as follows in fiscal 2022:

Common shares issued and outstanding at December 31, 2019	96,693,265
Genmab Investment	2,175,157
2020 Private Investment	55,688,535
Initial Public Offering and Private Placement	22,708,332
Share option exercises	3,195,276
Common shares issued and outstanding at December 31, 2020	180,460,565
Follow-on public offering, incl. Greenshoe	5,750,000
Share option exercises	910,163
Common shares issued and outstanding at December 31, 2021	187,120,728
Shares issued as part of the at-the-market offering program	6,908,493
Shares issued to former shareholders of Frame Pharmaceuticals	858,496
Shares issued for LTIP option exercises and RSU deliveries	109,374	*
Common shares issued and outstanding at December 31, 2022	194,997,091

*56,113 shares were issued on December 30, 2022 to fulfill the RSU deliveries beginning of January 2023

Refer to Note 22 for additional information on share transactions occurring after December 31, 2022. The share transactions which occurred in 2020, 2021 and 2022 are as described below.

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

At-the-market offering

On September 17, 2021, CureVac filed a prospectus for an “at-the-market” offering program to raise additional cash of up to USD 600,000k. The program was activated in June 2022. Through December 31, 2022, CureVac has issued 6,908,493 shares and raised gross proceeds of USD 69,139k. Offering costs for legal, accounting, printing and registration fees of EUR 1,058k were recognized as reduction to capital reserve against the proceeds from the offering.

Frame Pharmaceuticals acquisition

On June 8, 2022, CureVac entered into a Share Purchase Agreement (SPA) to acquire all of the issued and outstanding shares of Frame Pharmaceuticals B.V., a research company focused on advanced genomics and bioinformatics, based in Amsterdam, Netherlands. Under the SPA, the total consideration for the the purchase was up to EUR 34 million, conditioned on the meeting of certain development milestone payments. On the date of acquisition, July 1, 2022, CureVac issued 858,496 shares to the former shareholders of Frame Pharmaceuticals. Refer to Note 21 for additional information.

Exercises of share options under the prior VSOP plan

The IPO in August 2020 triggered an exercise event under the set terms of the prior VSOP plan (see Note 10). In March 2021, CureVac received 759,677 shares from the old shareholders and transferred 390,023 shares to the participants of the old VSOP plan. CureVac withheld 369,654 shares equaling the amount to be paid for income tax and social security tax. A second triggering event, “liquidity after IPO” was met one year after IPO. In October 2021, CureVac received 765,223 shares from the old shareholders and transferred 523,897 shares to the participants of the VSOP plan. CureVac withheld 241,326 shares equaling the amount to be paid for income tax and social security tax.

A third triggering event, again “liquidity after IPO, was met on the second anniversary of the IPO. In December 2022, CureVac received 777,260 shares from the old shareholders. All shares were transferred to to the participants of the prior VSOP plan and the portion of shares equaling the amount to be paid for income tax and social security tax were sold to pay for these taxes and social security amounts. CureVac has recorded a receivable for income tax and social security tax for former employees.

Exercises of share options under the new VSOP plan

Participants of the new VSOP plan (see Note 10) were able to continue to exercise their options throughout the year of 2022. In 2022 147,620 shares (2021: 557,171 shares) were issued upon exercise of options and 96,785 options were forfeited (2021: 0).

Exercises of share options under the Legacy program

Three of the original founders used their 5,282 options granted from the legacy program (see Note 10) and exercised their options throughout June until October 2021. The 5,282 options were restructured upon the completion of our Corporate Reorganization. Following this restructuring, the option holder was able to exchange his options for common shares of CureVac N.V. (instead of shares of CureVac AG) on a 1 to 133.0778 basis. Therefore, the exercise resulted in issuance of 702,915 shares.

Shareholders’ Agreement Among KfW, dievini, DH-LT Investments GmbH and Dietmar Hopp

In connection with the KfW’s investment in 2020, KfW, dievini and Dietmar Hopp entered into a shareholders’ agreement on June 16, 2020, or the KfW dievini Shareholders’ Agreement, agreeing to certain transfer restrictions and rights of first refusal relating to their interests in CureVac, nomination rights, and a voting agreement relating to certain specified actions. In particular, dievini and Mr. Hopp agree to vote a specified number of their shares as directed by KfW on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (1) transferring the tax domicile of CureVac N.V. and/or the approval of the transfer of the corporate or administrative seat of CureVac; (2) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) they are material for the protection of the health of the population of the European Union; (3) entering into material mergers and acquisitions; and (4) amendments to the articles of association of CureVac which would affect the foregoing matters. The KfW dievini Shareholders’ Agreement has an initial fixed term that expires on December 31, 2023, subject to a right to extend for one year for the benefit of KfW and dievini, and may be terminated after the initial fixed term, or the extended term, if applicable, by either party subject to six months’ notice prior the end of the applicable calendar year. In addition, the agreement shall automatically terminate if KfW sells all or a part of its interest in the Company to a third party, subject to certain exceptions. On August 14, 2020, DH-LT Investments GmbH joined the KfW dievini Shareholders’ Agreement via a First Supplement Agreement to the KfW dievini Shareholders’ Agreement and on January 13, 2022, the parties to the KfW dievini Shareholders’ Agreement entered into a Second Supplement to the KfW dievini Shareholders’ Agreement which revised certain of the parties’ restrictions and rights with respect to transfer of the shares held by them. Moreover, triggered by transfer of certain shares from dievini to so-called “dievini Shareholders”, on dievini’s side certain additional parties entered into the KfW dievini Shareholders’ Agreement.

10. Share-based payments

Amounts in this Note reflect the retrospective effect of the share split resulting from the corporate reorganization described in Note 1.

During the years ended December 31, 2022, 2021, and 2020, the Group operated the following share-based plans for members of management and other key employees of the Group, as well as members of the supervisory board:

●	Prior VSOP
●	New VSOP — for US employees (from 2019 onwards)
●	LTIP Stock Options
●	LTIP RSUs (from 2021 onwards)
●	Former Chief Executive Officer Grant (fully exercised in 2021)
●	Legacy Plan (expired in 2021)

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

The expense recognized for share-based payments during the years ended December 31 is as follows:

	2020	2021	2022
	EUR k	EUR k	EUR k
Prior VSOP	(5,188)	(624)	(131)
New VSOP	(1,764)	(572)	95
LTIP Stock Options	(4,736)	(12,472)	(5,562)
LTIP RSUs	—	(705)	(3,108)
RSU Supervisory board	—	(566)	(478)
Total	(11,688)	(14,939)	(9,184)

Prior VSOP

Exercise and/or vesting of the Prior VSOP is dependent on the occurrence of specified exit events, such as IPO or trade sale, and/or additional contingent events, such as financing rounds, product approvals or minimum trading volumes and liquidity levels of the CureVac N.V. shares. Further exit events relating to the program can be settled in cash or shares.

As CureVac considered an IPO-scenario most probable at the end of fiscal 2019 and had the discretion and the stated intent to settle in shares instead of cash in the case of an IPO, CureVac accounted for this program as equity-settled as of December 31, 2019. In August 2020, the IPO materialized and confirmed the Group’s settlement choice. The Prior VSOP has a term of nine years after the day of the Group’s initial listing in the case of an IPO.

The development of the virtual shares in this program granted to management and key employees was as follows:

	2020	2021	2022
Outstanding at the beginning of the period	7,305,838	7,951,265	6,426,365
Granted during the period	658,735	—	—
Forfeiteded during the period	(13,308)	—	(34,859)
Exercised during the period	—	(1,524,900)	(777,260)
Outstanding at the end of the period	7,951,265	6,426,365	5,614,246
Thereof vested	7,582,906	6,365,422	5,509,886
Thereof exercisable	none	none	none

658,735 virtual shares were awarded in May and June 2020 to18 key employees.

As of January 1, 2020, none of the virtual shares of the Prior VSOP were exercisable because an exit event or capital market transaction had not occurred. The IPO on August 14, 2020, triggered the right to exercise 10 % of the vested virtual shares at the end of the lock-up period, which ended on February 10, 2021. By March 10, 2021, the beneficiaries declared the exercise of all their exercisable 759,677 virtual shares and CureVac received 759,677 shares from their former majority shareholders as of 2015, on that day. On March 11, 2021, CureVac transferred 390,023 shares to the exercising beneficiaries and withheld 369,654 (treasury) shares equal to the monetary value (approximately EUR 26 million) of the beneficiaries (wage) tax and social security obligations, which CureVac transferred to the relevant authorities on the exercising employee´s behalf in cash. The share price of CureVac on March 11, 2021, was EUR 69.69.

A second 10 % portion of the (vested) virtual shares became exercisable on the first anniversary after IPO i. e., on August 14, 2021, because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels were reached. The beneficiaries declared the exercise of their exercisable 765,223 virtual shares by October 18, 2021 and CureVac received 765,223 shares from the old shareholders on that day. On October 19, 2021, CureVac transferred 523,897 shares to the exercising beneficiaries and withheld 241,326 (treasury) shares equal to the monetary value (approximately EUR 8 million) of the beneficiaries (wage) tax and social security obligations, which CureVac transferred to the relevant authorities on the exercising employee´s behalf in cash. The share price of CureVac on October 19, 2021, was EUR 34.56.

A third 10 % portion of the (vested) virtual shares became exercisable on the second anniversary after IPO i. e., on August 14, 2022, because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels were again reached. The beneficiaries declared the exercise of their then exercisable 777,260 virtual shares by Dec 12, 2022 and CureVac received 777,260 shares from the old shareholders on that day. On Dec 14, 2022, CureVac transferred 777,260 shares to the exercising beneficiaries. The portion of shares equaling the amount to be paid for (wage) tax and social security obligations were sold to pay for these amounts. For former employee’s CureVac shows a receivable position equaling the amount to be paid for (wage) tax and social security obligations. The share price of CureVac on December 14, 2022, was EUR 6.96.

Expense recognized in the statement of operations and other comprehensive income (loss)

The expense recognized for this share-based payment plan during the years ended December 31 is as follows:

	2020	2021	2022
	EUR k	EUR k	EUR k
Selling and distribution expenses	(213)	(25)	(8)
Research and development expenses	(1,840)	(369)	(45)
General and administrative expenses	(3,135)	(230)	(78)
Total	(5,188)	(624)	(131)

Measurement of Fair Values

The grant date fair value of the 658,735 virtual shares granted in May and June 2020 was derived from the estimated equity value of CureVac on these dates, which lead to a fair value of one virtual share of EUR 10.04 at that time.

New VSOP

Effective November 25, 2019, the Group granted 745,236 share options to key employees of CureVac Inc. under the New VSOP program. Furthermore, in the first quarter of fiscal 2020, the Group granted another 267,822 share options. All these share options have an exercise price of USD 6.21.

The awards vest over a period of four years, which starts on the date the awardee was hired by the Group, with 25% vesting after 12 months and the rest in monthly installments. The awards have a term of 10 years.

In addition, the Group set up a provision for employer taxes arising according to US regulations for future exercises of EUR 51k as of December 31, 2022 (2021: EUR 147k).

Measurement of Fair Values

An advanced Black-Scholes Model (Enhanced American Stock Option Model) has been used to measure the fair value at the grant date of November 25, 2019.

The inputs used in the measurement of the fair value at grant dates in the first quarter of 2020 and 2019 were as follows:

	Grant Date
	Q4 2019	Q1 2020
Weighted average fair value	EUR 3.80	EUR 4.05
Weighted average share price	EUR 9.19	EUR 8.91
Exercise price (USD 6.21)	EUR 5.64	EUR 5.60
Expected volatility (%)	50.0%	55.0%
Expected life (years)	1.16	1.11
Risk-free interest rate (%)	1.77%	1.79%

The remaining life of the option awards as of December 31, 2022 is between 5.5 and 6.9 years (2021: range between 3.7 and 8.5 years).

Reconciliation of outstanding awards

The number of awards in this program granted to key employees developed as follows:

	2020	2021	2022
Outstanding at the beginning of the period	745,236	906,595	349,424
Granted during the period	267,822	—	—
Forfeited during the period	(106,462)		(99,696)
Exercised during the period	—	(557,171)	(147,620)
Outstanding at the end of the period	906,595	349,424	102,108
Thereof vested	420,595	88,464	59,942

Thereof exercisable	none	88,464	59,942

As of December 31, 2019, none of the awards were exercisable because an exit event or capital market transaction had not occurred. With the defined exit event “financing round” before the IPO the awards became exercisable, but none of them were exercised. As the IPO had taken place on August 14, 2020, shortly after the “financing event” before the IPO, the awards became subject to the lock-up period, which is 180 days after the initial listing, i. e. on February 10, 2021. Hence, as of December 31, 2020, none of the awards were exercisable. In 2021 multiple exercises happened throughout the year. In total 557,171 options were exercised with an average share price of 61.28 USD. These exercises led to CureVac having to pay an amount of USD 493k employer taxes and to use USD 981k of the provision recorded in 2020.

In 2022, a number of exercises were carried out throughout the year. In total, 147,620 options were exercised with an average share price of 16.81 USD. These exercises led to CureVac having to pay an amount of USD 45k employer taxes and to use USD 51k of the provision recorded in 2021.

Expense recognized in the statement of operations and other comprehensive income (loss)

The expense recognized for employee services received during the years ended December 31, 2022, 2021, and 2020 is shown in the following table:

	2020	2021	2022
	EUR k	EUR k	EUR k
Research and development expenses	(1,421)	(349)	69
Selling and distribution expenses	(296)	(188)	23
General and administrative expenses	(47)	(35)	3
Total	(1,764)	(572)	95

Long-Term Incentive Plan (LTIP) - Options

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

For the grant to the CSO, a Monte Carlo simulation has been used to measure the fair value at the relevant grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 57.40
Weighted average share price (10-days VWAP before grant date)	EUR 50.01
Exercise price (USD 11.90)	EUR 10.04
Expected volatility (%)	62.06%
Expected life (years)	1.82
Risk-free interest rate (%)	0.07 - 1.48%

At December 31, 2022, 6,303 options granted to the CSO had been exercised.

Options granted to the CBO / CCO have been granted in 3 tranches vesting over 1 to 3 years, with exercise prices applicable to future tranches being estimated. The exercise price of the first tranche is EUR 43.87 (USD 52.96), The exercise prices for future installments, 2021 and 2022, were estimated to be EUR 81.48 (USD 98.36) and EUR 81.65 (USD 98.57). For the second tranche the actual exercise price in fiscal year 2021 was determined to be EUR 33.07 (USD 39.92) and of the third tranche the actual exercise price in fiscal year 2022 was determined to be EUR 7.35 (USD 7.68). The tranches each have a term of 10 years. Exercise of all three tranches is contingent on a share price increase of 10%, based on a 10 day VWAP at the time of each exercise.

For the grant to the CBO/CCO, a Monte Carlo simulation has been used to measure the fair value at the relevant grant date. The inputs used in the measurement of the fair value at grant date were as follows:

First tranche:

Weighted average fair value per option	EUR 48.27
Weighted average share price (actual 10-days VWAP before grant date, USD 81.03)	EUR 67.12
Exercise price (USD 52.96)	EUR 43.87
Expected volatility (%)	62.27%
Expected life (years)	1.78
Risk-free interest rate (%)	0.07 - 1.50%

Second tranche:

Weighted average fair value per option	EUR 24.36
Weighted average share price (estimated by Monte Carlo simulation to be USD 98.36)	EUR 81.48
Exercise price (estimated by Monte Carlo simulation to be USD 98.36)	EUR 81.48
Expected volatility (%)	62.27%
Expected life (years)	2.23
Risk-free interest rate (%)	0.07 - 1.50%

Third tranche:

Weighted average fair value per option	EUR 20.01
Weighted average share price (estimated by Monte Carlo simulation to be USD 98.57)	EUR 81.65
Exercise price (estimated by Monte Carlo simulation to be USD 98.57)	EUR 81.65
Expected volatility (%)	62.27%
Expected life (years)	2.66
Risk-free interest rate (%)	0.07 - 1.50%

On March 1, 2021, CureVac granted 2,000 options to a key employee. Options granted to this key employee have an exercise price of EUR 77.73 (USD 88.16) per share option and an expiration date of February 28, 2031. The exercise price was based on the 30 day VWAP of March 1 – March 31, 2021 of the shares. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of +10%, based on the 10 day VWAP at time of exercise.

For the grant to the key employee, a Monte Carlo simulation has been used to measure the fair value at the relevant grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 0.65
Weighted average share price (30-days VWAP after grant date)	EUR 77.73
Exercise price (USD 88.16)	EUR 77.73
Expected volatility (%)	73.00%
Expected life (years)	2.15
Risk-free interest rate (%)	0.08 - 0.49%

On July 1, 2021, CureVac granted 20,000 options to the Chief Operations Officer (COO). Furthermore, on August 1, 2021, CureVac granted 30,000 options to the Chief Development Officer (CDO). Both grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by Curevac N.V. Options will be settled in shares of Curevac N.V.

The CDO has since left the company and, under the terms of his LTIP agreement, his options had expired as of December 31, 2022.

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

For the grant to the COO, a Monte Carlo simulation has been used to measure the fair value at the relevant grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 17.56
Weighted average share price (20-days VWAP before grant date)	EUR 56.51
Exercise price (USD 84.03)	EUR 70.92
Expected volatility (%)	70.95%
Expected life (years)	4.5
Risk-free interest rate (%)	0.099 – 0.903%

Options granted to the CDO have, an exercise Price: EUR 46.16 (USD 54.79) per share option and an Expiration Date: August 2,2026. The exercise price was based on the 20 day VWAP of the shares at entry date of the COO. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of +20%, based on the 10 day VWAP at time of exercise.

For the grant to the COO, a Monte Carlo simulation has been used to measure the fair value at the relevant grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 17.56
Weighted average share price (20-days VWAP before grant date)	EUR 41.81
Exercise price (USD 84.03)	EUR 46.16
Expected volatility (%)	75.13%
Expected life (years)	4.6
Risk-free interest rate (%)	0.075 – 0.704%

On January 1, 2022, CureVac granted 9,500 options to a key employee. Options granted to this key employee have an exercise price of EUR 30.67 (USD 33.87) per share option and an expiration date of December 31, 2031. The exercise price was based on the 30 day VWAP of January 1 – January 31, 2022 of the shares. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of +20%, based on the 10 day VWAP at time of exercise.

For the grant to the key employee, a Monte Carlo simulation has been used to measure the fair value at the relevant grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 14.31
Weighted average share price (30-days VWAP after grant date)	EUR 30.67
Exercise price (USD 34.87)	EUR 30.67
Expected volatility (%)	72.17%
Expected life (years)	2.16
Risk-free interest rate (%)	0.40 - 1.15%

On March 1, 2022, CureVac granted 130,000 supplemental options to the Company’s management board. 30,000 options were granted to the CEO, and 25,000 options were granted to each of the CFO, CSO, COO and CBO/CCO. All grants were made at no cost under the terms of a new long-term incentive plan put in place by CureVac.

The options granted to the management board have an exercise price of USD 19.35 per share option and an expiration date of March 1, 2032. The exercise price was based on the 10day VWAP as of March 1, 2022 + a performance criteria of 15%. The award has a vesting of 25% on each of Dec 31, 2022, Dec 31, 2023, Dec 31, 2024, Dec 31, 2025.

For the grants to the management board, a Monte Carlo simulation has been used to measure the fair value at the grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 4.86
Weighted average share price (10 days VWAP before grant date)	EUR 15.07
Exercise price (USD 19.35)	EUR 18.37
Expected volatility (%)	73.87 - 86.09%
Expected life (years)	2.33
Risk-free interest rate (%)	2.34 - 3.21%

On April 1, 2022, CureVac granted 700 options to a key employee. Options granted to this key employee have an exercise price of EUR 17.45 (USD 19.28) per share option and an expiration date of March 31, 2032. The exercise price was based on the 10 day VWAP of March 21 – March 31, 2022 of the shares. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of +20%, based on the 10 day VWAP at time of exercise.

For the grant to the key employee, a Monte Carlo simulation has been used to measure the fair value at the grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 6.81
Weighted average share price (10-days VWAP before grant date)	EUR 17.45
Exercise price (USD 19.28)	EUR 17.45
Expected volatility (%)	50.91%
Expected life (years)	2.16
Risk-free interest rate (%)	2.67%

The expense recognized for employee services received under the LTIP – options during the years ended December 31, 2022, is in an amount of EUR 5,564k (2021:EUR 12,472k) is included in general and administration expenses.

Long-Term Incentive Plan (LTIP) - Restricted Stock Units (RSUs)

Restricted Stock Units (RSUs)

In 2021, as part of the LTIP program, the group awarded RSUs (restricted stock units) to senior executives as well as supervisory board members.

On June 24, 2021, the group awarded 10,956 RSUs to supervisory board members and on December 23, 2021, the group awarded 63,095 RSUs to the executive board and various key employees. These RSU awards vest over 3 years with one third vesting taking place each year on December 31. One third of these RSU awards had vested as of December 31, 2021, one further third as of December 31, 2022.

In addition, on July 1, 2021, the group also awarded 4,691 special RSU awards. These special RSU awards vest over 12 months and are fully vested as of December 31, 2021.

In 2022, as part of the LTIP program, the group awarded RSUs (RSU Award 2022) to senior executives as well as supervisory board members.

On June 22, 2022 the group awarded 225,888 RSU awards as part of the “LTIP - RSU Award 2022” to members of the supervisory board, executive board and various key employees. On November 30, 2022, the group awarded a further 7,633 RSU awards to key employees who joined the company during fiscal 2022. These RSU awards vest with one third vesting taking place each year on December 31, 2022, December 31, 2023 and December 31, 2024. One third of these RSU awards had vested as of December 31, 2022.

In addition, on January 1, 2022, the group awarded 36,000 supplemental RSU awards to the CEO. This RSU award vests over 12 months and is fully vested as of December 31, 2022.

On January 31, 2022, the group also awarded 5,000 supplemental RSU awards to the COO and 30,000 supplemental RSU awards to the CBO/CCO. These RSU awards vest in 2 tranches (50% on December 31 2022 and 50% on December 31, 2023). In order for the RSUs to settle and be delivered, the share price must reach 19.16 USD on or after vesting. As of December 31, 2022, 50% of these RSUs had vested but had not been settled or delivered.

On July 1, 2022, the group awarded 89,655 RSU awards to former Frame employees to replace existing share-based payment awards of Frame Pharmaceuticals. These RSU awards vest with one third vesting taking place each year on June 30, 2023, June 30, 2024 and June 30, 2025. The RSU program is accounted for by recognizing the related expense over the vesting period of the award, with corresponding increases recorded in equity. The expense is based on the fair value determined at the grant date of the award and the number of awards expected to vest. The fair value remains unchanged after grant date. Once the award has vested, there is no reversal of expense related to the award.

Expenses for employer taxes arising upon the delivery of RSUs are recognized in profit or loss.

The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified.

	2020	2021	2022
	EUR k	EUR k	EUR k
Research and development expenses	—	(240)	(909)
Selling and distribution expenses	—	(82)	(199)
General and administrative expenses	—	(383)	(2,000)
Total	—	(705)	(3,108)

Grant to Former Chief Executive Officer

In 2019, CureVac granted 3,866,309 options to Dan Menichella, then Chief Executive Officer (CEO) of CureVac from June 20, 2018, to March 10, 2020, with an exercise price of USD 8.28 per share option.

2,819,120 of these options vested in 2019 and the remainder in 2020. Except for 100,000 options, all options were exercised in 2020 against the issuance of 3,195,276 common shares of CureVac NV for no cash consideration. The weighted average share price at the date of exercises was USD 114.0345 (EUR 93.765) in fiscal 2021 and USD 55.22 (EUR 46.72) in 2020. The outstanding 100,000 options were all exercised as of June 30, 2021.

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

All options were exercised in 2021.

No expenses have been recognized during the years ended December 31, 2022, 2021 and 2020 under this program.

11. Trade and other payables

Trade payables and other payables are all due within one year and include the following:

	2021	2022
	EUR k	EUR k
Trade payables	122,263	68,246
License fees payable	38	—
Miscellaneous liabilities	5,402	5,218
Total	127,703	73,463

Trade Payables decreased by EUR 54,017k and refers to invoices received before fiscal year-end mainly for raw materials. There is no concentration of risk.

Miscellaneous liabilities consist mainly of payroll-related taxes and social security liabilities of EUR 5,027k (2021: EUR 4,802k).

12. Other liabilities and provisions

Provisions include the following:

	2021	2022
	EUR k	EUR k
Contract termination provisions	—	61,320
Provisions (non-current)	—	61,320
Provision for onerous contracts	40,455	1,922
Contract termination provisions	81,587	—
Provisions (current)	122,042	1,922
Total Provisions (current & non-current)	122,042	63,242

Below are movements during the period:

EUR k

As of January 1, 2022	122,042
additions	16,460
used (amounts charged against the provision)	(31,606)
unused amounts reversed	(71,694)
reclassified from accounts payable	28,040
As of December 31, 2022	63,242
Current	1,922
Non-current	61,320

Other liabilities include the following:

	2021	2022
	EUR k	EUR k
Other (e.g. license liabilities, Deferred Tax Liability)	264	19
Other liabilities (non-current)	264	19
Personnel accrued liabilities (e.g. bonus, vacation)	7,210	7,778
Grants from government agencies and similar bodies	3,167	2,021
Outstanding invoices	35,242	28,146
Professional fees	1,183	1,344
VAT and other taxes (real estate transfer taxes)	924	924
Other	305	278
Other liabilities (current)	48,031	40,491
Total other liabilities (current & non-current)	48,295	40,510

In 2022, EUR 440k (2021:EUR 66,394k) of the grants from government agencies and similar bodies were recognized as other operating income.

The provision for onerous contracts relates to the CRO agreements and are expected to be used within one year from December 31, 2022. All amounts recognized as of December 31, 2022 arose during 2021, no additional provisions were made or utilized in 2022 and EUR 38,533k were reversed during the year (as described in Note 3.4). As described in Note 2, when initially measuring onerous contract provisions relating to CRO agreements, judgment was required in estimating the cost of the remaining services, particularly in estimating the number of participants completing the clinical trials. Due to the passage of time and thus additional visibility into how events actually transpired in 2022, little uncertainty in the amount and timing of remaining cash outflows remains as of December 31, 2022.

Contract termination provisions relate to amounts which the Company expects to pay out to settle its obligations under certain CMO contracts which it has terminated. All amounts recognized as of December 31, 2022 arose during 2021 except for EUR 16,460k in additional provisions made in 2022. EUR 31,605k provisions were utilized, EUR 28,040k were reclassified as a provision from accounts payable and EUR 33,162k were reversed during the year. As described in Note 2, judgment is required in estimating these amounts. The amount of the outflow of resources to settle the obligations to which these provisions relates may vary from the provision amount recognized as of December 31, 2022 due to potential variability in the amount required to be paid to ultimately release the company from its remaining obligations under the CMO contracts, including as a result of arbitration decisions. Contract terminations provisions have an expected maturity between one to five years from December 31, 2022 and are thus classified in Provisions (non-current).

The accrued liability for other taxes consists of real estate transfer taxes in the amount of EUR 924k (2021: EUR 924k).

As described in Note 3.7, CEPI requested a partial reimbursement of unspent funds up to USD 1,000k.

13. Loans

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

14. Income tax

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

The CureVac Group has four foreign entities:

●	CureVac Inc. is an U.S.-based company
●	CureVac Swiss AG is a Switzerland-based company
●	CureVac Belgium SA is a Belgium-based company
●	CureVac Netherlands B.V. is a Netherlands-based company

The CureVac Beteiligungsverwaltungs AG was an Austria-based company and in August 2022 merged with the CureVac AG to CureVac SE.

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

In fiscal 2022, 2021 and 2020, the Group recorded a consolidated income tax benefit and expense of EUR 126k, EUR 782k and EUR 726k, respectively. The income tax benefit in fiscal 2022 results from current income tax benefit (2021 and 2020 expenses) of EUR 106k (2021: EUR 1033k and 2020: EUR 403k) and deferred tax income on taxable temporary differences of EUR 26k (2021: EUR 1,815k and 2020: EUR 2,843k),. In fiscal 2022, the Group further recorded deferred tax liabilities of EUR 20k (2021: EUR 0k and 2020: EUR 39k). In fiscal 2022 the Group released (2021: recognized) deferred tax assets related taxable temporary differences arising from share-based-payments of EUR 1,590k (2021: EUR 581k) through equity. For outside basis differences of EUR 2.167k (2021: EUR 2,089k and 2020: EUR 972k) which are indefinitely reinvested and associated with investments in subsidiaries, deferred tax liabilities have not been recognized.

The significant components of income tax for the years ending December 31, 2022, 2021 and 2020 were as follows:

Tax reconciliation:

	2020	2021		2022
	EUR k	EUR k		EUR k
Loss before tax	(129,848)	(412,498)		(249,155)
Expected tax benefit (based on statutory tax rate of 29.48% in 2022 and 29.48% in 2021 and 29.13% for 2020)	37,818	121,584		73,426
Adjustments in respect of current income tax of previous years	18	—		—
Adjustments in respect of deferred income tax of previous years	160	—		—
Effects from Recognition or Non-Recognition of DTA through Equity	(1,012)	(581)		(1,590)
Effects of (Non-) Recognition of tax loss carryforwards recognized in prior years	(1,716)	—		327
Effects from differences between Group and local tax rates	8	(8)		(2)
Effects resulting from non-recognition of tax loss carryforwards	(30,168)	(114,999)		(69,724)
Effects resulting from non-recognition of DTA	(179)	(7,363)		(626)
Non-recognition of DTA for deductible temporary differences from SBP	(2,946)	—		—
Non-deductible expences for tax purposes	—	—		(119)
- Effects from (additions / deductions) for local trade taxes	(63)	(176)		(330)
- Other non-deductible expenses / including "Zinsschranke"	(1,154)	(101)		—
Other effects	(39)	2,426		(1,236)
Effective tax benefit / (expense)	726	782		126

Deferred taxes

Deferred taxes relate to the following:

	December 31, 2021	December 31, 2022
	EUR k	EUR k
Intangible assets	(5)	19,081
Property, plant and equipment	(2,136)	(2,774)
Right of use-assets	(9,420)	(12,740)
Other assets	(153)	(90)
Inventories	—	—
Trade Receivables	151	134
Contract assets	—	15
Other current assets	1,215	1,660
Cash and cash equivalents	(308)	(224)
Assets	(10,656)	5,062
Lease liabilities (non-current portion)	7,445	10,810
Financial liabilities / Convertible Loan	—	—
Other Non-current financial liabilities	—	—
Other non-current liabilities	(130)	(77)
Trade and other payables and provision	(229)	(194)
Lease liabilities (current portion)	1,011	1,414
Other liabilities and provision	22,237	641
Liabilities	30,334	12,594
Deferred Taxes on temporary differences	19,678	17,656
Non-Recognition of Deferred Tax Assets (DTA) on temporary differences	(19,881)	(21,765)
DTA on deductible temporary differences Share-based Payment	2,769	3,995
Deferred Taxes on loss carryforwards	294	1,392
Deferred Taxes Total	2,861	1,278

The Balance Sheet as of December 31, 2022 shows a deferred tax asset of EUR 1,297k and deferred tax liability of EUR 19k. The deferred taxes as of this date were in total EUR 1,278k.

The following unused tax losses for which no deferred tax asset is recognized in the statement of financial position had been carried forward as of the end of the reporting periods:

Tax loss carryforwards	2020	2021	2022
	EUR k	EUR k	EUR k
Unused tax losses for corporate income tax	775,956	1,181,225	1,427,735
Unused tax losses for trade tax	773,165	1,176,844	1,419,217
Unused interest carryforward (“Zinsschranke”)	3,627	2,879	—

DTA´s for temporary differences in the amount of EUR 21.8 million are valuated to zero at the year end 2022 because they are not recoverable. Most of those DTA results from differences in accruals between IFRS and German Tax GAAP.

The following deductible temporary differences for which no deferred tax asset is recognized in the statement of financial position had been carried forward as of the end of the reporting periods:

Deductible temporary differences	2020	2021	2022
	EUR k	EUR k	EUR k
Not recognized over P&L	109,272	163,607	31,794
Not recognized over equity	415,018	110,749	—

The amounts disclosed above (in respect of the development of deductible temporary differences not recognized) also result mainly from share-based payments as described in Note 10 share-based payments. These programs will become tax-deductible according to German income tax regulations upon exercise. The reported amount “Not recognized over P&L” is the amount that has been cumulatively expensed in CureVac`s consolidated financial statements according to IFRS until December 31, 2022, for these programs (less the amounts for which deferred tax assets have been recognized) with appr. EUR 0,44 million relating to fiscal 2022 (2021: EUR 14.3 million) and the remainder to prior periods. The reported amount “Not recognized over equity” represents the amount that would be credited against equity according to IAS 12.68A-C (less the amounts for which deferred tax assets have been recognized).

An amount of EUR 1,200 k is shown as a DTA for anticipated losses of the SBP which will reduce the current tax in the next year when the options will be exercised.

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

15. Earnings per share

Amounts in this Note reflect the retrospective effect of the share split resulting from the corporate reorganization described in Note 1.

Earnings per share is calculated by dividing the consolidated net loss of CureVac by the weighted average number of shares outstanding in the fiscal period.

The weighted average number of shares outstanding in fiscal 2020, 2021 and 2022 was 132,195,792, 186,012,586 and 189,074,911, respectively. This has led to basic loss per share of EUR 0.98, EUR 2.21 and EUR 1.32 for fiscal 2020, 2021 and 2022, respectively.

CureVac has several instruments, including contingently issuable shares, that could potentially dilute basic earnings per share in the future, but are not included in the calculation of diluted earnings per share because they are antidilutive for the period presented.

16. Disclosure of financial instruments and management of financial risks

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

CureVac is exposed to bank default and concentration risk as its cash is concentrated at few financial institutions. The Managememnt distributed the cash to decrease concentration risk at December 31, 2022, deciding to pool 16% of the cash at Germany’s largest private bank and 79% at a major German Landesbank; the remaining cash balance is maintained at other banks. The focused cash management structure with few banks allows enhanced bank risk supervision. The market capitalization of all listed banks is regularly reviewed. Credit risk is further limited by investing only in liquid instruments.

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

The carrying amount of other financial assets recognized determines the maximum theoretical credit risk. As of the end of fiscal 2022, available funds are deposited at two reputable financial institutions.

In connection with cash and cash equivalents, (other) financial assets, trade receivables and contract assets, CureVac uses the simplified approach under IFRS 9 in determining the loss allowance at an amount equal to the lifetime expected credit losses. As of December 31, 2022, the loss allowance for the “expected credit losses” totaled to EUR 99k (2021: EUR 105k, 2020: EUR 182k), resulting in an effect recognized in profit and loss in the consolidated statement of operations and other comprehensive expense in fiscal 2022 of EUR 6k (2021: EUR 77k, 2020: EUR 106k).

Liquidity risk / Capital management

For the purpose of CureVac’s capital management, capital includes share capital and all other equity reserves attributable to the equity holders. The primary objective of CureVac’s capital management is to maximize the shareholder value through investment in the development activities of the Group.

Based on its business as an active research group, CureVac has historically relied almost exclusively on equity funding by its shareholders and lenders as a means of financing itself prior to successful development and sales of a marketable product.

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

As described in Note 9, the Group has an active at-the-market offering program through which, from time to time, it may be able to raise additional capital through the issuance of common shares.

No changes were made in the objectives, policies or processes for managing cash during the years ended December 31, 2022 and 2021.

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

The table below summarizes the maturity profile of the Group`s financial liabilities based on contractual undiscounted payments:

	less than
	3 months	3 to 12 months	1 to 5 years	> 5 years	Total
2022	EUR k	EUR k	EUR k	EUR k	EUR k
Contractual commitments	—	(49,923)	(24,377)	—	(74,300)
Lease liabilities (Note 4.2)	(1,834)	(5,413)	(25,693)	(21,783)	(54,723)
Other liabilities (Note 12)	(21,603)	(19,844)	(62,286)	(20)	(103,753)
Trade and other payables (Note 11)	(68,786)	(4,677)	—	—	(73,463)
Total	(92,223)	(79,857)	(112,356)	(21,803)	(306,239)

	less than
	3 months	3 to 12 months	1 to 5years	> 5 years	Total
2021	EUR k	EUR k	EUR k	EUR k	EUR k
Contractual commitments	—	(163,557)	—	—	(163,557)
Lease liabilities (Note 4.2)	(850)	(4,183)	(21,649)	(10,331)	(37,013)
Other liabilities (Note 12)	(79,927)	(80,116)	(10,018)	(12)	(170,073)
Trade and other payables (Note 11)	(99,035)	(638)	(28,030)	—	(127,703)
Total	(179,812)	(248,494)	(59,697)	(10,343)	(498,346)

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

CureVac N.V.’s, CureVac SE’s, CureVac Manufacturing GmbH’s, CureVac Corporate Services GmbH’S, CureVac RNA Printer Gmbh’s, CureVac Belgium SA’s and CureVac Netherlands BV’S functional currency is the Euro. The functional currency of CureVac Inc. is the USD and of CureVac Swiss AG the CHF. CureVac AG’s exposure in foreign currency at the end of 2022 and 2021 is as follows:

	2022 (in thousands)
Cash and cash equivalents	106,566	EUR	113,664	USD
Trade and other receivables	—	EUR	—	USD
Total monetary assets in foreign currency	106,566	EUR	113,664	USD
Trade and other payables	26,232	EUR	27,979	USD
	87	EUR	77	GBP
	13	EUR	13	CHF
Total monetary liabilities in foreign currency	26,332	EUR

	2021 (in thousands)
Cash and cash equivalents	51,363	EUR	58,174	USD
Trade and other receivables	182	EUR	206	USD
Total monetary assets in foreign currency	51,545	EUR	58,380	USD
Trade and other payables	52,594	EUR	59,568	USD
	19	EUR	20	CHF
Total monetary liabilities in foreign currency	52,613	EUR

As shown in the tables above, CureVac N.V. is exposed to a currency risk only in relation to the USD. Therefore, a foreign currency sensitivity analysis is only presented in respect to the net exposure in USD at fiscal year ends. CureVac’s net exposure in USD is the difference between monetary assets in USD and monetary liabilities in USD and developed as follows:

Net exposure in USD

2021 (1 EUR= 1.1326 USD)	2022 (1 EUR = 1.0666 USD)
EUR -3,964k from USD -4,490k	EUR 77,649k from USD 82,822k

At December 31, 2022, if the EUR had weakened 10 per cent against the US dollar with all other variables held constant, pre-tax loss for the year would have been EUR 8,628k (2021: EUR -440k) lower and post-tax loss would have been EUR 6,085k (2021: EUR -310k). Conversely, if the EUR had strengthened 10 per cent against the US dollar with all other variables held constant, pre-tax loss would have been EUR 7,059k (2021: EUR -360k) higher and post-tax loss would have been EUR 4,978k (2021: EUR -254k) higher. The effects on pre- and post-tax loss and (accumulated) other comprehensive income due to fact that CureVac Inc’s functional currency is the USD would still have been immaterial as of December 31, 2022.

CureVac did not have derivatives in 2022 and 2021.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. CureVac’s exposure to the risk of changes in market interest rates relates primarily to the CureVac`s cash and cash equivalents with floating interest rates.

If interest rates as of December 31, 2022 had been 1% higher while all other variables had remained the same, the net loss for the year (before and after tax) would have been EUR 4,959k (2021: EUR 8,116k) lower because the higher interest income would have been generated from floating rates on invested cash and cash equivalents.

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

All financial instruments are measured at amortized cost at December 31, 2022 and December 31, 2021. Apart from this, liabilities from licenses agreements (i.e., acquired intangible assets) of EUR 0k (2021: EUR 932k), are classified as financial liabilities at fair value through profit or loss under the Level 2 input factors. Management assessed that the fair values of cash and cash equivalents, short-term investments, trade receivables and other financial assets, trade payables and other current liabilities as well as liabilities from licensing agreement approximate their carrying amounts. Moreover, management assessed that the potential differences between carrying amounts and fair value of liabilities to banks, (finance) lease liabilities and the liabilities for licensing agreements should be immaterial.

17. Notes to the consolidated statements of cash flows

Changes in liabilities arising from financing activities

								Foreign
	January 1,				New	Accrued	Paid	Exchange	December 31,
in thousands of EUR	2022	Cash flows	Reclassification	Disposals	Leases	interest	Interest	Movements	2022
Lease Liabilities (Note 4.2)	28,892	(6,439)	—	—	17,241	—	2,218	174	42,086
Total liabilities from financing activities	28,892	(6,439)	—	—	17,241	—	2,218	174	42,086

								Foreign
	January 1,				New	Accrued	Paid	Exchange	December 31,
in thousands of EUR	2021	Cash flows	Reclassification	Disposals	Leases	interest	Interest	Movements	2021
EIB loan (Note 13)	25,189	(25,000)	—	—	—	1,444	(1,633)	—	—
Lease Liabilities (Note 4. 2)	30,087	(4,913)	—	(943)	2,763	—	1,729	169	28,892
Total liabilities from financing activities	55,276	(29,913)	—	(943)	2,763	1,444	96	169	28,892

The cash flow includes an interest component which is presented separately.

18. Commitments and contingencies

No material contingent liabilities resulting from claims and legal proceedings exist as of December 31, 2022. Refer to Note 12 for provisions recognized for contract terminations. For contractual commitments, refer to Note 16.

19. Remuneration of the Company’s key management personnel

Total remuneration of key management personnel

Remuneration of the Company’s key management personnel was as follows in 2022:

	Management	Supervisory
Remuneration of key management in 2022	Board	Board
	EUR k	EUR k
Short-term benefits	3,067	669
Share-based payments	6,689	478
Total	9,756	1,147

Remuneration of the Company’s key management personnel was as follows in 2021:

	Management	Supervisory
Remuneration of key management in 2021	Board	Board
	EUR k	EUR k
Short-term benefits	3,098	646
Share-based payments	12,673	566
Total	15,771	1,212

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

20. Other related party disclosures

dievini Hopp BioTech holding GmbH & Co. KG

As disclosed in Note 1, during fiscal 2022, dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, was the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac between approximately 43–46 % during that period. dievini is thus the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

Other related party transactions

Transfer of shares from the Funding Shareholders

As discussed in Note 10, due to certain virtual share exercises under the Prior VSOP during the year 2022: 777,260 (2021:1,524,900) common shares were transferred to the Company by the Funding Shareholders, with no consideration paid in exchange, and all of these shares were subsequently transferred to fulfill obligations from option exercises.

Rittershaus Rechtsanwaelte

Since December 15, 2005, a consultant agreement is in place for an indefinite term with Rittershaus. The agreement can be terminated without notice by CureVac and with notice of three months to the end of the quarter by Rittershaus. In fiscal 2022, consulting fees of EUR 518k (2021: EUR 757k, 2020: EUR 990k) were paid to the Rittershaus. Prof. Dr. Christof Hettich is managing director of Rittershaus and was managing director at dievini until June 2022 as well.

Dietmar Hopp

During 2019, Dietmar Hopp, principal of dievini Hopp BioTech holding GmbH & Co. KG (dievini), the majority shareholder of the Group, granted two convertible loans to the Group which were terminated in July 2020 and fully repaid in August 2020. Additionally, in 2020, DH-LT Investments GmbH, a company beneficially owned by Dietmar Hopp, managing director of dievini, the Groups largest shareholder, purchased EUR 100,000k of the Group’s common shares at the price of USD 16 per share. In 2022 a total of EUR 58k was paid to dievini Hopp BioTech Holding GmbH & Co. KG.

Antony Blanc

In 2020, a consulting agreement between CureVac AG and Clarentis SRL was made. Clarentis SRL is a wholly owned consulting company of Antony Blanc, PhD, the CBO of CureVac. After the transition of Antony Blanc to the Management Board in February 2021, the contract was no longer active, and no new orders were placed. In Q3 2021, a milestone payment, which related to the submission of the EMA dossier for CVnCoV and which amounted to EUR 100k was made to fulfil a contractual obligation from the consulting agreement in place before Antony Blanc joined the Management Board. In addition to his Management Board position at CureVac NV, Antony also took over the role as Management Director at CureVac Belgium SA. He executes this function by using Clarentis SRL. As it relates to these services in 2022, CureVac paid an amount of EUR 69k (2021: EUR 0k, 2020: EUR 0k). The amounts invoiced for this function/services are offset/deducted from his base compensation for his function on the Board of Management of CureVac N.V.

BePharBel Manufacturing S.A.

In December 2020, CureVac Manufacturing GmbH (formerly CureVac Real Estate GmbH) and BePharBel Manufacturing S.A., entered into a commercial supply agreement to develop and manufacture the diluent that was expected to be used to dilute the Group’s first concentrated COVID-19 vaccine candidate, CVnCoV, to the amount specified by each dose level. Pursuant to the terms of the agreement, it was intended that BePharBel Manufacturing would manufacture and deliver to CureVac Manufacturing GmbH a low seven figure amount of commercial batches of diluent per year, in 2021 and 2022. Following the withdrawal of the CVnCoV in October 2021 due to COVID-19 virus drift, WHO COVID vaccine efficiency recommendation and market expectations, CureVac Manufacturinmg GmbH terminated the commercial and supply agreement with BePahrBel and entered into negotiations on a structured and rapid wind-down of the ordered production. The Parties agreed on a settlement in May 2022 of all claims resulting from the commercial and supply agreement for an amount of EUR 3,900k, which had beed recognized in provisions, based on estimate, as of December 31, 2021. In total an amount of EUR 4,016k was paid. Baron Jean Stéphenne, our supervisory board member, holds directly and indirectly 15.61% of BePharBel Manufacturing’s equity and is a director of BePharBel Manufacturing, and Baron Jean Stéphenne’s son, Vincent Stéphenne, holds 1.43% of BePharBel Manufacturing’s equity and is a managing director of BePharBel Manufacturing.

Mariola Fotin-Mleczek

In 2022, a consulting agreement between CureVac N.V. and Mariola Fotin-Mleczek was made. In 2022 a total of EUR 20k was paid. Due to the exercise of the Old VAP award in December 2022, CureVac has a receivable position of EUR 131k as per year-end for the income tax and social security liability. CureVac has received the money in February 2023.

Florian von der Mülbe

Due to the exercise of the Old VAP award in December 2022, CureVac has a receivable position of EUR 559k as per year-end for the income tax and social security liability. CureVac has received the money in February 2023.

Dr. Ingmar Hörr

Due to the exercise of the Old VAP award in December 2022, CureVac has a receivable position of EUR 573k as per year-end for the income tax and social security liability. CureVac has received the money in February 2023.

Indemnification Agreements

The Company’s articles of association require it to indemnify it’s current and former managing directors and supervisory directors in relation to acts or omissions in the performance of their duties to the fullest extent permitted by law, subject to certain exceptions. We entered into indemnification agreements with all our managing directors and supervisory directors.

21. Business Combinations

Business Combination and Goodwill – Frame Acquisition

Effective July 1, 2022 (‘closing date’), CureVac N.V. acquired all shares of Frame Pharmaceuticals B.V., Amsterdam, Netherlands (‘Frame Pharmaceuticals’). Frame Pharmaceuticals focuses on the development of a proprietary platform enabling the identification of structural changes within the cancer genome and has strong competencies in antigen discovery as well as validation for personalized cancer vaccines. CureVac’s management and supervisory board expect that the acquisition will contribute several key elements for the required end-to-end building blocks for CureVac’s broader oncology strategy.

Frame Pharmaceuticals contributed no revenues and a loss of EUR 1.3 million to the 2022 consolidated net loss. Assuming an initial consolidation of Frame Pharmaceuticals on January 1, 2022, the Group’s revenue would be unchanged, and the loss would have been EUR 3.9 million higher, respectively. In determining these amounts, management has assumed that the fair value adjustments made at the acquisition date would also have applied on January 1, 2022.

In the purchase price agreement (‘SPA’) dated June 8, 2022, total consideration of up to EUR 32.0 million, subject to certain adjustments for vested and non-vested employee options of the acquiree plus an amount of EUR 1.56 million for the assumption of an outstanding obligation resulting from advisory services, was agreed. The consideration consisted of the transfer of shares in CureVac N.V. (‘CureVac Shares’) and minor cash payments. The number of CureVac Shares to be issued as part of the consideration were agreed in the SPA based on EUR 16.44, the 60-trading day volume weighted average price through June 3, 2022 (‘Signing Day Share Price’).

The total consideration is split into three payments, two of which are contingent upon the achievement of defined milestones (contingent consideration). At the closing date, CureVac paid 50% of the total consideration, i. e., EUR 16.0 million plus the consideration for the outstanding obligation of EUR 1.56 million as follows:

●	Issuance and transfer of 810,242 shares (EUR 11,040k) to former Frame shareholders. The respective share price of one CureVac Share was EUR 13.63 (‘Closing Share Price’).
●	Issuance and transfer of further 48,254 shares (EUR 658k, valued at the Closing Share Price) as consideration for discharging the contractual obligations for the outstanding advisory agreements of EUR 1,560k.
●	Payment of EUR 585k in cash, consisting of EUR 335k being the consideration for the settlement of the vested employee options, and an additional EUR 250k.

Payment of the remaining 50% of the total consideration is contingent upon the achievement of two milestones. A further 194,644 shares (representing 10% of EUR 32.0 million divided by the Signing Share Price) are issuable upon the achievement of a successful investigational new drug application filing for a product candiate of the Group that consists of at least one antigen based on frameshift-mutation identified by Frame’s algorithms; (“Milestone 1”) and a further 778,575 shares (representing 40% of EUR 32.0 million divided by the Signing Share Price) are issuable upon successful proof of mechanism in humans of that product candidate (“Milestone 2”). The fair value of these contingent payments was determined by considering the likelihood of the events occurring and totalled, based on the Closing Share Price, EUR 7,198k (Milestone 1: EUR 1,831k and Milestone 2: EUR 5,367k).

Consequently, the total consideration transferred for the business combination was determined to be EUR 19,481k, consisting of:

●Issuance and transfer of 858,496 CureVac shares with a fair value of EUR 11,697k,
●Payment of EUR 585k in cash, and
●	Contingent consideration, classified as equity, with a fair value of EUR 7,198k. The contingent consideration will be settled by the issuance of a maximum of further 973,236 CureVac shares.

The contingent consideration of EUR 7,198k was valued by applying an estimated probability of the milestone being achieved to the payments due upon achievement. These probabilities were derived from third-party clinical development success rate studies.

In addition, 89,655 restricted stock unit awards (RSUs) were issued to certain employees to replace existing share-based payment awards of Frame Pharmaceuticals. This element is accounted for as a separately from the business combination as an equity-settled share-based transaction according to IFRS 2 (see Note 10). The total fair value of the grant was determined to be EUR 1,218k and will be expensed in the functional cost category to which the award recipient’s costs are allocated (i.e., general and administrative expenses or research and development expenses) over the individual vesting periods for the 3 tranches, which run through June 30, 2023, June 30, 2024, and June 30, 2025.

Transactions costs in relation to the business combination amounting to EUR 500k were expensed and recognized within general and administrative expenses.

The final fair values in accordance with IFRS 3 of the identifiable net assets as of the date of acquisition were as follows:

in EUR thousands	Fair value recognized on acquisition
Non-current assets	6,592
Property, plant and equipment	206
Right-of-use assets	170
Intangible asset (Technology)	6,216
Current assets	966
Trade and other receivables	658
Cash and cash equivalents	308
Total assets	7,558
Non-current liabilities	134
Lease liabilities	114
Deferred tax liabilities (net of deferred tax assets)	20
Current liabilities	406
Lease liabilities	55
Accounts Payables	346
Other current liabilities	5
Total liabilities	540
Net assets acquired	7,018

The acquired receivables have since been collected in full except for EUR 24k related to rental deposits.

The technology intangible asset consists of a bioinformatical platform for cancer antigen discovery and validation for off-the-shelf and personalized cancer vaccines. The fair value of the technology of EUR 6,216k was determined by applying the replacement cost approach due to its early stage. The replacement cost was derived from historical costs incurred to create the technology.

As per July 1, 2022, a net deferred tax liability of EUR 20k has been recognized for the excess of deferred tax liabilities of EUR 1,550k on taxable temporary differences over deferred tax assets of EUR 1,530k arising mainly from tax loss carry forwards (of approximately EUR 5,800k).

Goodwill was recognized as a result of the acquisition as follows:

in EURk
Consideration transferred	19,481
Net Assets acquired	(7,018)
Goodwill	12,463

The goodwill is mainly attributable to the synergies and an assembled workforce as well as the strategic benefits to the Group. The goodwill is not deductible for tax purposes.

Overview of cash flows on acquisition:	EURk
Transaction costs of the acquisition (included in cash flows provided by(used in) operating activities)	(500)

Payment of consideration in cash and cash equivalents	(585)
Cash acquired with the subsidiary (included in cash flows provided by (used in) investing activities)	308
Included in cash flows from investing activities	(277)

Net cash flows on acquisition	(777)

22. Subsequent events

Beginning of January 2023, positive preliminary data from ongoing Phase 1 clinical programs in COVID-19 and seasonal flu, assessing modified mRNA technology were published. The tested vaccine candidates are being developed in collaboration with GSK. The preliminary results generated by the broad technology approach, testing modified and unmodified nucleotides showed that vaccine candidates using a modified second-generation mRNA backbone produced promising immunogenicity and reactogenicity profiles in both indications. At the end of January, the Company published additional data with a focus on older adult age groups in both indications. The data further support the decision to advance updated versions of the modified mRNA COVID-19 and flu vaccine constructs to the next stage of clinical testing in 2023.

In February 2023, the Company closed a public offering by which it sold 27,027,028 common shares for aggregate gross proceeds to the company of $250.0 million (EUR 232.6 million) before underwriting discounts, commissions and offering expenses payable by the Company.

In the Extraordinary General Meeting of Shareholders of CureVac NV on March 28, 2023, Dr. Alexander Zehnder was elected as CEO of the Company effective April 1, 2023. This change of CEO was announced on January 6, 2023 and took place after a short transition phase as designated CEO. Dr. Alexander Zehnder followed Dr. Franz-Werner Haas, who with effect of March 31, 2023, resigned from office after more than 10 years as a member of the CureVac management board and a three-year tenure as CEO. In addition, the Shareholders confirmed the appointment of Dr. Myriam Mendila as Chief Development Officer effective February 1, 2023.