Form 20-F/A
period 2022-12-31
CureVac N.V.
filed 2023-10-12
CIK 1809122

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐           No ☒

1

Explanatory Note

This Amendment No. 1 on Form 20-F/A (the “Amended Annual Report”) to the Annual Report on Form 20-F for the year ended December 31, 2022 (the “Original Annual Report”) for CureVac N.V. (the “Company”), as originally filed with the Securities and Exchange Commission on April 25, 2023 (the “Original Filing Date”), is being filed to include revised certifications pursuant to Section 302 of the Sarbanes Oxley Act of 2002 to correct an omission from the previously filed certificates.

The Company is also including the Annual Consolidated Financial Statements of the Company as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 dated April 25, 2023 (the “Audited Financial Statements”) and Item 15 of the Form 20-F. There are no changes to Item 15 or the Audited Financial Statements of the Company from the Original Annual Report.

This Amended Annual Report speaks as of the Original Filing Date. This Amended Annual Report does not reflect any events that may have occurred subsequent to the Original Filing Date and does not modify or update any disclosure made in the Original Annual Report.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amended Annual Report on its behalf.

CureVac N.V.

	By:	/s/ Alexander Zehnder
Name: Alexander Zehnder
Title: Chief Executive Officer
Date: October 12, 2023

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

4.41

1st Amendment to the Development and License Agreement, effective as of November 9, 2017, between CureVac AG and CRISPR Therapeutics, AG (incorporated by reference to Exhibit 10.42 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.42

Amendment 4 to Definitive Agreement 1 between the Bill & Melinda Gates Foundation and CureVac AG, effective November 3, 2020 (incorporated by reference to Exhibit 10.43 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.43

Addendum to Investment and Shareholders’ Agreement among several shareholders and CureVac N.V., dated June 16, 2020 (incorporated by reference to Exhibit 10.44 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.44

Advance Purchase Agreement by and between CureVac AG and the European Commission, dated November 30, 2020 (incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 27, 2021).†

4.45

Second Amendment to Collaboration and License Agreement between Genmab B.V. and CureVac AG, dated December 19, 2019 (incorporated by reference to Exhibit 10.46 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.46

Amendment Three to Development and Option Agreement between Acuitas Therapeutics Inc. and CureVac AG, dated December 24, 2020 (incorporated by reference to Exhibit 10.47 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

Exhibit no.	Description

4.47

Amendment Number One to the Framework Partnering Agreement between Coalition for Epidemic Preparedness Innovations and CureVac AG, dated December 11, 2020 (incorporated by reference to Exhibit 10.48 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.48

Amendment to the Collaboration and License Agreement by and between CureVac AG and Glaxosmithkline Biological SA, dated April 2, 2021 (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 27, 2021).†

4.49

COVID Collaboration and License Agreement by and between CureVac AG and Glaxosmithkline Biological SA, dated April 2, 2021 (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 27, 2021).†

4.50

Second Amendment to the Collaboration and License Agreement by and between CureVac AG and Glaxosmithkline Biological SA, dated September 29, 2021 (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K (File No. 001-39446) filed on December 17, 2021).†

4.51

Amendment to the COVID Collaboration and License Agreement by and between CureVac AG and Glaxosmithkline Biological SA, dated September 29, 2021 (incorporated by reference to Exhibit 99.4 to the Company’s Form 6-K (File No. 001-39446) filed on December 17, 2021).†

4.52

Second Amendment to the Shareholders’ Agreement among Kreditanstalt für Wiederaufbau, dievini Hopp BioTechholding GmbH & Co KG and Mr. Dietmar Hopp, dated January 13, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 001-39446) filed on January 13, 2022).

4.53

Consultancy Agreement between CureVac AG and Clarentis SRL, dated July 9, 2020 (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).

4.54

First Amendment to the Consultancy Agreement between CureVac AG and Clarentis SRL, dated September 3, 2020 (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).

4.55

Third Amendment to Collaboration and License Agreement between Genmab B.V. and CureVac AG, dated December 19, 2019, effective June 30, 2021 (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.56

Consortium Agreement between CureVac AG, CureVac Real Estate GMBH and Glaxosmithkline Biologicals SA, dated February 20, 2022 (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.57

Fourth Amendment to the Collaboration and License Agreement by and between CureVac AG and Glaxosmithkline Biological SA, dated March 4, 2022 (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.58

Third Amendment to the COVID Collaboration and License Agreement by and between CureVac AG and Glaxosmithkline Biological SA, dated March 4, 2022 (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.59

Second Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc, dated July 29, 2021 (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

Exhibit no.	Description

4.60

Third Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc, dated September 1, 2021 (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.61

Research and Option Agreement, by and between CureVac AG and myNEO NV, dated May 12, 2022 (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2023).

4.62

Fourth Amendment to the COVID Collaboration and License Agreement by and between CureVac AG and Glaxosmithkline Biological SA, dated August 25, 2022 Research and Option Agreement, by and between CureVac AG and myNEO NV, dated May 12, 2022 (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2023).

4.63

Fourth Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc, dated August 31, 2022 Research and Option Agreement, by and between CureVac AG and myNEO NV, dated May 12, 2022 (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2023).

4.64

Fifth Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc, dated January 1, 2023 Research and Option Agreement, by and between CureVac AG and myNEO NV, dated May 12, 2022 (incorporated by reference to Exhibit 4.64 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2023).

8.1

List of subsidiaries Research and Option Agreement, by and between CureVac AG and myNEO NV, dated May 12, 2022 (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2023).

12.1**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.

15.2

Letter of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft regarding Item 16F, dated April 25, 2023 (incorporated by reference to Exhibit 15.2 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2023).

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