Form 20-F
period 2023-12-31
CureVac N.V.
filed 2024-04-25
CIK 1809122

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

The number of outstanding shares as of December 31, 2023 was:

Title of Class	Number of Shares Outstanding
Common shares, par value €0.12 per share	223,988,675

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

In this Annual Report, unless otherwise indicated, some euro amounts have been translated into U.S. dollars at the rate of $1.105 to €1.00, the official exchange rate quoted as of December 31, 2023 by the European Central Bank.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

●	our ability to obtain funding for our operations necessary to complete further development and commercialization of our product candidates;
●	the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our product candidates and cost associated with the cancellation of manufacture and supply agreements in the event of termination of our research and development programs;
●	the exercise by the Bill & Melinda Gates Foundation of withdrawal rights;
●	our and our collaborators’ ability to obtain, maintain, defend and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;
●	the rate and degree of market acceptance of our products;
●	our ability to commercialize our product candidates, if approved;
●	our ability and the potential to successfully manufacture our drug substances and delivery vehicles for preclinical use, for clinical trials and on a larger scale for commercial use, if approved;
●	general economic, political, demographic and business conditions in the United States and Europe;
●	the impact of unstable market and economic conditions such as rising inflation and interest rates and the conflict involving Russia and Ukraine on our business;
●	our ability to implement our growth strategy;
●	our ability to compete and conduct our business in the future;
●	our ability to enroll patients for our clinical trials;
●	the availability of qualified personnel and the ability to retain such personnel;
●	regulatory developments and changes in the United States, Europe and countries outside of Europe including tax matters;
●	our ability to overcome the challenges posed by pandemics (such as COVID-19), to the conduct of our business;

●	our ability to implement, maintain and improve effective internal controls;
●	our estimates of our expenses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information — D. Risk Factors.”

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

D.Risk Factors

Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive, and investors should read this “Risk Factors” section in full. Some of the risks we face include:

●	Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
●	We may face residual business disruption and related risks resulting from inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including as result of the war in Ukraine) and the lingering effects of the COVID-19 pandemic, which could have a material adverse effect on our business plan or clinical trials.
●	Cyberattacks or other failures in our or our third-party vendors’, contractors’ or consultants’ telecommunications or information technology systems could result in information theft, data corruption and significant disruption of our business operations.
●	If we are unable to obtain, maintain and enforce intellectual property protection for our products or product candidates, or if the scope of our intellectual property protection is not sufficiently broad, our ability to commercialize our product candidates successfully and to compete effectively may be materially adversely affected.
●	We depend on strategic partnerships with other companies to assist in the research, development and commercialization of our platform and product candidates. If our existing or future partners do not perform as expected, if we fail to maintain any of these collaborations or if these collaborations are not successful, our ability to commercialize our product candidates successfully and to generate revenues through technology licensing or otherwise may be materially adversely affected.
●	Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If clinical trials of our product candidates or production of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.

●	Our proprietary product candidates are still in preclinical or clinical development. We cannot give any assurance that any of our product candidates will receive regulatory approval, and if we are unable to obtain regulatory approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.
●	We have no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.
●	Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following regulatory approval, if any. Significant adverse events may occur during our clinical trials or even after receiving regulatory approval, which could delay or terminate clinical trials, delay or prevent regulatory approval or market acceptance of any of our product candidates.
●	To date, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 have been approved in the United States, Europe and other countries, subject to certain limitations. In addition, no product that utilizes mRNA as a therapeutic vaccine has been approved in the United States or Europe. As such, mRNA drug development has substantial clinical development and regulatory risks due to the novel nature of this new category of medicines.
●	The regulatory approval processes of the FDA and comparable authorities are lengthy, time consuming and inherently unpredictable and if we fail to obtain regulatory approval in any jurisdiction, we will not be able to commercialize our products in that jurisdiction and our business, results of operations, financial condition and prospects, may be materially adversely affected.
●	A potential breakthrough therapy designation by the FDA for a product candidate may not lead to a faster development or regulatory review or approval process, and it would not increase the likelihood that the product candidate will receive marketing approval.
●	The manufacture of mRNA-based medicines is complex and manufacturers often encounter difficulties in production, especially in the field of biologics. If we or any of our third-party manufacturers encounter difficulties, our ability to provide product candidates for clinical trials or products, if approved, to patients or future customers could be delayed or halted.
●	Undetected errors or defects in our production could harm our reputation or expose us to product liability claims.
●	We rely on third parties to conduct our nonclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
●	If we or any third-party manufacturer of our product candidates is unable to increase the scale of production of our product candidates, and/or increase the product yield of manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed.
●	At the start of the COVID-19 pandemic, we entered into contractual engagements with third-party manufacturers to have access to additional capacity. The remaining wind-down of these contracts entails risks of financial penalties and litigation.
●	If we fail to comply with our obligations under any license, collaboration or other intellectual property agreements, disagree over contract interpretation, or otherwise experience disruptions to our business relationships with our collaborators or licensors, we could lose intellectual property rights that are necessary to our business.
●	Even if we, or any future collaborators, are able to commercialize any product candidate that we, or they, develop, the successful commercialization of our product candidates will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage and adequate reimbursement levels and implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

●	Some of our product candidates are classified as gene therapies by the FDA and the EMA, and the FDA has indicated that products similar to our product candidates will be reviewed within its Center for Biologics Evaluation and Research, or CBER. Even though our mRNA product candidates are designed to have a different mechanism of action from gene therapies, the association of our product candidates with gene therapies could result in increased regulatory burdens, impair the reputation of our product candidates, or negatively impact our platform or our business.

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

As of December 31, 2023, we had cash and cash equivalents amounting to €402 million. We believe that we will continue to expend substantial resources for the foreseeable future developing our proprietary product candidates. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, seeking regulatory approvals, as well as launching and commercializing products approved for sale, if any, and costs associated with manufacturing products and maintaining manufacturing facilities. In addition, other unanticipated costs may arise. Because the outcomes of our anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our proprietary product candidates.

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

In addition, our operating plan may change as a result of many factors currently unknown to us. As a result of these factors, we may need additional funds sooner than planned. We expect to finance future cash needs primarily through a combination of public or private equity offerings, strategic collaborations, revenues from future product sales, if any, and debt financing. If sufficient funds on acceptable terms are not available when needed, or at all, we could be forced to significantly reduce operating expenses and delay, limit, reduce or terminate one or more of our product development programs or commercialization efforts, which would have a negative impact on our business, prospects, operating results and financial condition.

We have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred significant losses since our inception. Our consolidated net loss for the years ended December 31, 2023 and 2022 were €260.1 million and €249.1 million, respectively. As of December 31, 2023, our accumulated deficit was €1,566.0 million. We expect to continue to incur losses in the future as we continue our research and development of, and seek regulatory approvals for, our product candidates and maintain and develop new technology platforms, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company in the United States. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials and development of our manufacturing technology. The net losses and negative cash flows from operations incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

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

We have established strategic partnerships and intend to continue to establish strategic partnerships with third parties to research, develop and commercialize our platform and existing and future product candidates. We have entered into strategic partnerships with Genmab, Acuitas, CRISPR Therapeutics, GlaxoSmithKline Biologicals SA (“GSK”), the Bill & Melinda Gates Foundation, CEPI and Tesla Automation (formerly trading under the name of Tesla Grohmann Automation) and myNEO NV (“myNEO”), among others. For certain of these programs, including our collaborations with Genmab, CRISPR Therapeutics and GSK, we will depend on our partners to design and conduct their clinical studies. As a result, we may not be able to conduct these programs in the manner or on the time schedule we currently contemplate, which may negatively impact our business operations. While we have certain contractual rights to information about preclinical and clinical developments and results under certain of our collaboration agreements, including our agreements with Genmab, CRISPR Therapeutics and GSK, we cannot be certain that clinical trials conducted in connection with such collaboration programs will be conducted in a manner consistent with the best interests of our business. In addition, if any of these partners withdraw support for these programs or proposed products or otherwise impair their development, our business could be negatively affected. Also, our inability to find a partner for any of our product candidates may result in our termination of that specific product candidate program or evaluation of a product candidate in a particular indication. Even if we found a partner for one or more of our product candidates, there is no assurance that upon the approval of one or more of such product candidates we will be able to successfully co-commercialize such products.

In addition, our existing licenses and collaboration agreements, including our agreements with Genmab, Acuitas, the Bill & Melinda Gates Foundation, CRISPR Therapeutics, GSK, CEPI and myNEO, impose, and any future licenses, collaborations or other intellectual property agreements we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us. Furthermore, our licenses and collaboration agreements impose, and any future agreement we enter into may also impose, restrictions on our ability to license certain of our intellectual property to third parties or to develop or commercialize certain product candidates or technologies. In spite of our best efforts, our collaborators may conclude that we have breached our obligations under our agreements, in which case, we may be required to pay damages and the collaborator may have the right to terminate the agreement. Any of the foregoing could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology, enable a competitor to gain access to the licensed technology or disrupt our right to receive funding or milestone or royalty payments. See “Item 4. Information on the Company — B. Business Overview —  Collaborations.”

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

In the future, we may enter into additional collaborations to fund our development programs or to gain access to sales, marketing or distribution capabilities. Our ability to establish additional strategic alliances will depend, among other things, on our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed strategic alliance and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA or similar regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to trial participants, the potential of competing drugs, the existence of uncertainty with respect to our or the proposed collaborator’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting, including the attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To maintain compliance with Section 404, we document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we have needed to continue to dedicate internal resources, have engaged outside consultants, and have adopted a detailed work plan to assess and document the adequacy of internal control over financial reporting. We will continue to implement steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that in the future neither we nor our independent registered public accounting firm will be able to conclude that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

To the extent our CROs fail to enroll participants for our clinical trials, fail to conduct the trial in accordance with GCP requirements or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business. Our product candidates, CV2CoV (SARS-CoV-2), CV0501 (modified nucleotides, SARS - CoV - 2), CV0601/0701 (modified nucleotides, SARS-CoV-2), CVSQIV (multivalent seasonal influenza), Flu SV mRNA (modified nucleotides, single antigen seasonal influenza), CV7202 (rabies), CV8102 (melanoma, adenoidcystic carcinoma, squamous cell cancer of skin and head and neck), CVGBM (cancer), Cas9 gene - editing, are in early clinical development. All other of our research programs are in the preclinical development stage.

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

We may seek to enter into agreements with others to utilize their marketing and distribution capabilities, but we may be unable to enter into agreements on favorable terms, if at all. If we rely on others to commercialize our products if we receive the necessary approvals, our revenues may be lower than if we commercialized these products ourselves. In addition, we may have little or no control over such third parties’ sales efforts. If our partners commit insufficient resources to commercialize our products, and we cannot independently develop necessary marketing capabilities, we may be unable to generate sufficient product revenue to sustain our business.

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

Clinical trials assess a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our product candidates receive regulatory approval and we or others identify undesirable side effects caused by such product candidates (or any other similar products) after such approval, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw or limit their approval of such product candidates and require us to take our approved product(s) off the market;
●	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication, or submission of field alerts to physicians and pharmacies;
●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
●	we may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;
●	actual or potential drug-related side effects could negatively affect patient recruitment or the ability of enrolled patients to complete a trial for our products or product candidates;
●	market acceptance of our products, if any, by patients and physicians may be reduced and sales of the product, if any, may decrease significantly;
●	regulatory authorities may require a Risk Evaluation and Mitigation Strategy, or a REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;
●	we may be subject to regulatory investigations and government enforcement actions;

●	we may decide or be required to remove such product candidates from clinical trials, or if approved, from the marketplace;
●	we could be sued and potentially held liable for injury caused to individuals exposed to or taking our product candidates;
●	if any product candidates are approved, sales of the product(s) may decrease substantially; and
●	our reputation may suffer.

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

We and our collaboration partners have conducted, currently are conducting and intend in the future to conduct, clinical trials outside the United States, particularly in the European Union where we are headquartered. In addition, CureVac and its partner GSK are running the Phase 2 study with CV0601 (monovalent mRNA vaccine candidate encoding the Omicron BA.4-5 variant) and CV0701 (encoding the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus) in Australia.

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

The market opportunities for our product candidates may be smaller than we believe, or we may be unable to successfully identify clinical trial participants.

Our estimates of addressable patient populations are based on our beliefs, and have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of trial participants may be lower than expected and potential clinical trial participants or patients may not be otherwise amenable to treatment with our product candidates or any products, or new clinical trial participants or patients may become increasingly difficult to identify or gain access to. Even if we obtain significant market share for our product candidates, if approved, because the potential target populations are small, these medicines may never be profitable.

If we are not successful in discovering, developing and commercializing additional products, our ability to expand our business and achieve our strategic objectives would be impaired.

An element of our strategy is to discover, develop and commercialize products beyond our current product candidates to treat various conditions and in a variety of therapeutic areas. We intend to do so by investing in our drug discovery efforts, exploring potential strategic alliances for the development of new products and in-licensing technologies. Identifying new product candidates requires substantial technical, financial and human resources. We may fail to identify promising candidates or to successfully develop and commercialize products for many reasons, which would impair our potential for growth.

We could be adversely affected by outbreaks of epidemic, pandemic or other contagious diseases.

In the event of a future epidemic or pandemic, our clinical trials could be paused or delayed due to restrictions (such as quarantines or travel limitations) or reprioritization of resources. Travel limitations could also create challenges and potential delays in our development and production activities, increasing the expense and timelines for producing our products and product candidates.

We utilize third parties to, among other things, manufacture raw materials, components, parts and consumables. If these third parties were to experience delays or disruptions in providing their services in response to an epidemic or pandemic, our supply chain could be disrupted, limiting our ability to manufacture product candidates for our clinical trials, as well as negatively impacting our research and development operations. Such delays or disruptions could adversely impact our strategic collaborators’ ability to fulfill their obligations, which could affect the clinical development or regulatory approvals of product candidates under joint development.

In addition, during a global health crisis, one or more government entities could take actions (such as via the Defense Production Act in the U.S.) that diminish our rights or economic opportunities with respect to our potential products. Our third-party service providers could be impacted by government-imposed restrictions on services they might otherwise offer. Any such action could cause us to experience delays in the development, production, distribution or export of our product candidates and increased expenses.

The increasing use of social media platforms presents risks and challenges.

Social media is increasingly being used to communicate about our research, product candidates, commercial products and the diseases our product candidates are designed to treat. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This uncertainty creates risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us. For example, subjects may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. When such disclosures occur, we may fail to monitor and comply with applicable adverse event reporting obligations or we may be unable to defend our business in the face of political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

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

At the start of the COVID-19 pandemic, we had entered in contractual engagements with third-party manufacturer to have access to additional capacity. The wind-down of these contracts entail risks of financial penalties and risk of litigation.

Undetected errors or defects in our production, misconduct from our business partners and negative media reports could harm our reputation or expose us to product liability claims.

Defects in the cGMP materials we produce may damage the third parties’ businesses we work with and could harm their and our reputation. If that occurs, we may incur significant costs, the attention of our key personnel could be diverted, or other significant problems may arise. We may also be subject to warranty and liability claims for damages related to errors or defects in products made with our cGMP materials. In addition, if we do not meet industry or quality standards, if applicable, such products may be subject to recall. A material liability claim, recall or other occurrence that harms our reputation or decreases market acceptance of such products could harm our business and operating results. In addition, misconduct by our business partners or unfavorable publicity regarding our industry, our business partners or us can lead to reputational damage that adversely affects our business, financial condition and results of operations.

We are subject to operational risks associated with the physical and digital infrastructure at our manufacturing facilities and those of our external service providers.

Our manufacturing facilities incorporate a significant level of automation of equipment with integration of several digital systems to improve efficiency of operations. The digitization of our facilities exposes us to the risk of process equipment malfunctions. These risks include potential system failures or shutdowns due to internal or external factors including, design issues, system compatibility or potential cybersecurity compromises, incidents or breaches. Upgrades or changes to our systems, infrastructure or the software that we implement, use, or upon which our business relies, may result in the introduction of new cybersecurity vulnerabilities and risks.

Our facilities and infrastructure or those of our contract manufacturers or other third-party providers may also be subject to attacks or acts of sabotage by outside actors, contractors or employees. Any disruption in our or our contract manufacturers’ manufacturing capabilities could cause delays in production capacity for our drug substances or product candidates or a shutdown of facilities, could impose additional costs, cause us to fail to meet certain product candidate volume or delivery timing obligations, or may require us to identify, qualify and establish an alternative manufacturing site, the occurrence of which could adversely affect our business, financial condition, results of operations, and prospects.

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

The patent position of pharmaceutical companies is generally uncertain because it involves complex legal, scientific and factual considerations for which legal principles remain unsolved. Further, mRNA medicines are a relatively new scientific field and, as the field continues to mature, patent applications are being processed by national patent offices globally. There is uncertainty about which patents will issue, and, if they do, as to when, to whom and with what claims. The standards applied by the United States Patent and Trademark Office, or the USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably, and can change. Additionally, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property rights, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our patents or other intellectual property, including the unauthorized reproduction of our manufacturing or other know-how or the marketing of competing products in violation of our intellectual property rights generally. Any of these outcomes could impair our ability to prevent competition from third parties, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In addition, it is uncertain whether the World Trade Organization, or the WTO, will waive certain intellectual property protections now or in the future on certain technologies related to COVID-19 or other future pandemics. We cannot be certain that any of our current or future product candidates or technologies would not be subject to an intellectual property waiver by the WTO. We also cannot be certain that any of our current or future intellectual property rights, whether patents, trade secrets, or other confidential information would be eliminated, narrowed, or weakened by such a waiver. Given the uncertain future actions by the WTO and other countries and jurisdictions around the world, including the United States, it is unpredictable how our current or future intellectual property rights or how our current or future business would be impacted.

Additionally, the research resulting in certain of our patents and technology was funded in part by the German Ministry of Education and Research, or the BMBF. Results of such government-funded research projects must, subject to certain conditions, be made available free of charge for academic research and teaching in Germany and must be published in half-yearly interim reports and a final report following completion of the funded work. Information relating to intellectual property generated, commercial expectations, scientific chances of success and next steps and certain additional information must be disclosed to the German government and must be disclosed to third parties for academic research and teaching upon request under a written confidentiality agreement. The BMBF additionally has, in the case of a special public interest, a nonexclusive and transferable right to use intellectual property generated as part of the funded work. Contracts with third parties relating the exploitation of the results of the funded work must be disclosed to the BMBF and any such contracts with parties outside of the European Union require the prior consent of the BMBF to the extent they deviate from an exploitation plan previously approved by the BMBF. Additionally, if we fail to use or commercialize the results of the funded work we may be required to grant third parties licenses to use such results. In certain scenarios, including if we come under the decisive influence of foreign investors, the funded results are exclusively or predominantly used outside Germany without the prior consent of the BMBF or if we are in breach of our obligations under the grant, the grant funding, including funding already received, can be revoked.

Furthermore, certain of our patents and technology, including patents and technology relating to our rotavirus, malaria, Lassa virus and SARS-CoV-2 projects, were funded in part by grants from nonprofit third parties, including the Bill & Melinda Gates Foundation and CEPI. We are required to fulfill certain contractual obligations with respect to products created using such grant funding, including making certain products available at an affordable price in a list of clearly defined low- and lower-middle income countries and ensuring that certain products are available in geographic regions where there has been an outbreak of an infectious disease at certain reduced economic rates. See “Item 4. Information on the Company — B. Business Overview — Collaborations.”

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

In addition, our existing licenses and collaboration agreements, including our agreements with Genmab, Acuitas, GSK, the Bill & Melinda Gates Foundation, CRISPR Therapeutics, CEPI and myNEO, impose, and any future licenses, collaborations or other intellectual property agreements we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us. Our licenses and collaboration agreements, including our agreement with Genmab, impose, and any future agreement we enter into may also impose, restrictions on our ability to license certain of our intellectual property to third parties or to develop or commercialize certain product candidates or technologies. In spite of our best efforts, our licensors, licensees and collaborators may conclude that we have breached our obligations under our agreements, or that we have used the intellectual property licensed to us in an unauthorized manner, in which case, we may be required to pay damages and the licensor, licensee or collaborator may have the right to terminate the agreement. Any of the foregoing could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology, enable a competitor to gain access to the licensed technology or disrupt our right to milestone or royalty payments. We might not have the necessary rights or the financial resources to develop, manufacture or market our current or future product candidates without the rights granted under our licenses, and the loss of sales or potential sales in such product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Even if the patent applications we own or license are issued, third parties may infringe our patents. To counter infringement, we have been and may in the future be required to file infringement claims, which can be expensive and time-consuming. If we initiate legal proceedings against a third-party to enforce a patent covering any of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including novelty, nonobviousness (or inventive step), written description or enablement. In addition, patent validity challenges may, under certain circumstances, be based upon nonstatutory obviousness-type double patenting, which, if successful, could result in a finding that the claims are invalid for obviousness-type double patenting or the loss of patent term if a terminal disclaimer is filed to obviate a finding of obviousness-type double patenting. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. In an infringement proceeding, a court may decide that one or more of our patents is not valid, is unenforceable or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings, revocation actions, nullity actions or cancellation actions). Such proceedings could result in the revocation or cancellation of, or amendment to, our patents or other intellectual property rights such as utility models, in such a way that they no longer cover our product candidates or provide any competitive advantage.

Litigation is ongoing over the underlying technology to mRNA medicines between many mRNA market participants. It is likely that there will continue to be significant litigation and patent office proceedings in various patent offices relating to patent rights in the mRNA field. For example, one of our manufacturing related U.S. patents was invalidated in an inter partes review proceeding and certain of our European patents relating to RNA-based adjuvants/immunostimulants, RNA-coded antibodies, mRNA vaccination of the elderly, intratumoral (m)RNA treatments, polyvalent mRNA production, optimized in vitro transcription, and mRNA vaccination in combination with an anti-PD1 or anti-PD-L1 antibody have been revoked in European opposition proceedings. Further European patents have been amended after opposition proceedings. For example, European patents related to an mRNA injection solution, mRNA vaccination of newborns and infants, combination of mRNA-based vaccination and agonistic OX40 antibodies and method of RNA analysis have been amended. Further European patents have been maintained after opposition proceedings. One of these patents relates to an mRNA injection solution and the other relates to sequence optimization of a coding sequence. Some of these decisions are currently on appeal and continuation or divisional applications of certain of the maintained, revoked and amended patents have been filed and are currently under examination, although there can be no assurance that any such appeal will be successful or that any such patent applications will issue as patents that provide us with any competitive advantage. Additionally, several of our European and Australian patents relating to intratumoral treatment, mRNA vaccination in combination with an anti-PD1/PD-L1 antibody, prime-boost regimens, lyophilization of RNA, spray-drying of RNA, spray-freeze-drying of RNA, an mRNA comprising a split poly(A) sequence, mRNA production comprising tangential flow filtration, and an improved method for plasmid production for in vitro transcription of mRNA are currently subject to opposition proceedings. The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we could lose part or all of the patent protection on one or more of our product candidates, which could result in our competitors and other third parties using our technology to compete with us. Such a loss of patent protection could have a material adverse impact on our business.

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

In June 2022, we filed a lawsuit against BioNTech SE and its wholly owned subsidiaries, BioNTech Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH (collectively, “BioNTech”), in the Düsseldorf Regional Court, for infringement of one European patent, EP1857122B1, (“EP’122 Patent”), and three utility models, DE202015009961U1, DE202015009974U1, and DE202021003575U1, as a result of the manufacture, use and sale of Comirnaty, BioNTech and Pfizer’s mRNA COVID-19 vaccine.

In August 2022, we added European Patent EP3708668B1 (“EP’688 Patent”) to the German lawsuit. In July 2023, we added European Patent EP4023755B1 (“EP’755 Patent”) and two further utility models, DE202021004123U1 and DE 202021004130U1, to the German lawsuit.

In September 2022, BioNTech filed a nullity action in the Federal Patent Court of Germany seeking a declaration that the EP’122 Patent is invalid. In December 2023, the Federal Patent Court in Germany revoked this patent in the first instance. The formal reasons for the decision of the court have not yet been provided. CureVac intends to appeal this decision before the German Federal Court of Justice. Subsequently, the Dusseldorf Court decided to suspend the infringement proceedings until a final decision on validity from the German Federal Court of Justice is made.

In November 2022, BioNTech filed cancellation actions seeking the cancellation of three German utility models DE202015009961U1, DE202015009974U1, and DE202021003575U1 in the German Patent and Trademark Office, and we are defending these actions.In September 2023 the Dusseldorf Court decided to suspend the infringement proceedings for these three utility models until the cancellation division of the German Patent and Trademark Office (DPMA) has reached a decision in the first instance.

In April 2023, BioNTech and Pfizer, among others, filed oppositions against the EP’668 Patent.

In November 2023, BioNTech filed cancellation actions against the two utility models, DE202021004123U1 and DE 202021004130U1 in the German Patent and Trademark Office.

In December 2023 and January 2024, BioNTech and Pfizer, among others, filed oppositions against the EP’755 Patent.

In September 2022, BioNTech and Pfizer filed a declaration of non-infringement and revocation action against the EP’122 Patent and the EP’668 Patent in the Patents Court of the Business and Property Courts of England and Wales. In October 2022, we counterclaimed seeking an order that the EP ‘122 Patent and EP ‘688 Patent are infringed and are valid (the “UK Proceedings”). In February 2024 we added the EP’755 Patent to our infringement claim. The trial is currently scheduled for July 2024.

In July 2022, BioNTech and Pfizer filed a complaint for a declaratory judgment in the U.S. District Court for the District of Massachusetts, seeking a judgment of non-infringement by Comirnaty of U.S. Patent Nos. 11,135,312, 11,149,278 and 11,241,493. Subsequently we filed a motion to have the case transferred to the Eastern District of Virginia, and such motion was granted in May 2023. Subsequently,we filed our counterclaim claiming infringement of ten U.S. patents, U.S. Patent No. 11,135,312; U.S. Patent No. 11,149,278; U.S. Patent No. 11,286,492; U.S. Patent No. 11,345,920; U.S. Patent No. 10,760,070; U.S. Patent No. 11,667,910; U.S. Patent No. 11,241,493; U.S. Patent No. 11,471,525; U.S. Patent No. 11,576,966; and U.S. Patent No. 11,596,686. The jury trial is currently scheduled for January 2025.

In November 2023, Acuitas filed a Motion to Intervene, a Motion to Sever and Stay and a Complaint for Declaratory Judgement of Inventorship to seek correction of inventorship regarding four United States patents, U.S. Patent No. 11,241,493; U.S. Patent No. 11,471,525; U.S. Patent No. 11,576,966; and U.S. Patent No. 11,596,686 which are part of the litigation against BioNTech and Pfizer. In April 2024, Acuitas' motion was granted, with the judge recommending to stay litigation of all ten patents before the District Court of the Eastern District of Virginia until the Acuitas claim is resolved. CureVac is preparing objections to this recommendation and anticipates a decision within the next two months.

In October 2023, Acuitas filed a Request of Arbitration to resolve a dispute between Acuitas and CureVac regarding the ownership and licensing rights with regard to the patent family WO2021/156267 which is part of the litigation against BioNTech and Pfizer in Germany and the United States. CureVac is defending itself against these claims. The possible outcome of this dispute cannot be predicted at this time.

All of such proceedings are currently pending. In the course of pursuing our case for infringement and defending against the challenges to our patent estate from Pfizer and BioNTech, should we ultimately not be successful, we will be liable for our own and may be liable for BioNTech and Pfizer’s legal costs in at least Germany and the UK.

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

In many cases, the possibility of appeal exists for any party, and it may be years before final, unappealable rulings are made with respect to these patents in certain jurisdictions. The timing and outcome of these and other proceedings is uncertain and may adversely affect our business if we are not successful in defending the patentability and scope of our pending and issued patent claims. We cannot be certain that any patent will survive or that the claims will remain in the current form. Even if our rights are not directly challenged, disputes could lead to the weakening of our IP rights.

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

Third parties have, and may in the future have, U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds or methods of use for the treatment of the disease indications for which we are developing our product candidates that may cover our product candidates. For example, we are aware of certain third-party U.S. and non-U.S. issued patents and patent applications, including those of our competitors, that relate to mRNA production, mRNA optimization, modification of mRNA, LNP technology, RNA-based tumor vaccination, LNP formulation, LNP-based mRNA delivery to the eye, lung or liver, mRNA encoding gene-editing enzymes, RNA-encoded antibodies or antigens in LNPs and LNP-formulated RNA that may be construed to cover the LNP-formulated RNA technology used in our vaccines and protein and antibody therapies. We are also aware of certain third-party U.S. and non-U.S. patents and patent applications, including those of our competitors, that relate to coronavirus vaccines, influenza virus vaccines, Respiratory Syncytial Virus (RSV) vaccines and treatments and vaccines against other infectious diseases and we expect such third parties to have filed additional patent applications, which have not yet been published, and to file additional patent applications in the future.

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

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of Europe or the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside of Europe and the United States, or from selling or importing products made using our inventions in and into those countries or other jurisdictions. Third parties may use our technologies in jurisdictions where we have not obtained or are unable to adequately enforce patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in Europe or the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

We utilize information technology, or IT, systems and networks and cloud computing services to process, transmit and store electronic information in connection with our business activities. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data centers and cloud-based data centers. We utilize external security and infrastructure vendors to manage our information technology systems and data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data. Despite the implementation of cybersecurity measures, given the size and complexity of our internal IT systems and those of our third-party vendors, contractors and consultants, and the increasing amounts of confidential information that they maintain, such IT systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war, and telecommunication and electrical failures. Such IT systems are additionally vulnerable to cybersecurity breaches from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners, and/or other third parties, or from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). These threats pose a risk to the cybersecurity of our systems and networks, the confidentiality and the availability and integrity of our data and these risks apply both to us, and to third parties on whose systems we rely for the conduct of our business.

Cybersecurity threats are persistent and constantly evolving. Such threats have increased in frequency, scope and potential impact in recent years, which increase the difficulty of detecting and successfully defending against them. We may not be able to anticipate all types of cybersecurity threats, and we may not be able to implement preventive measures effective against all such cybersecurity threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. There can be no assurance that we or our third-party service providers, contractors or consultants will be successful in preventing cyberattacks or successfully mitigating their effects. Similarly, there can be no assurance that such third-party service providers, contractors or consultants will be successful in protecting our clinical and other data that is stored on their systems. If the IT systems of our third-party vendors and other contractors and consultants become subject to disruptions or cybersecurity breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any cyberattack or destruction or loss of data could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, if such an event were to occur and cause interruptions in our operations, or those of our third-party vendors and other contractors and consultants, it could result in a material disruption or delay of the development of our product candidates. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyberattacks or other data security breaches and may incur significant additional expense to implement further data protection measures. As cybersecurity threats continue to evolve, we may be required to incur material additional expenses in order to enhance our protective measures or to remediate any information security vulnerability.

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

We may experience growth in the number of our employees and the scope of our operations in the areas of clinical development and regulatory affairs. We are currently constructing a new facility, designed for the development of a cGMP production process on a large industrial scale for market supply. To manage these growth activities, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to devote a significant amount of its attention to managing these activities. Moreover, our growth could require us to relocate to a different geographic area of the country. We may not be able to effectively manage any expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion or relocation of our operations effectively may result in weaknesses in our infrastructure, and give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful development and commercialization of our product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We are subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and cybersecurity and changes in such laws, regulations, policies and contractual obligations could adversely affect our business, financial condition, results of operations and prospects.

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

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the European Union, the collection and use of personal data is governed by the provisions of the General Data Protection Regulation, or the GDPR, in addition to other applicable laws and regulations. The GDPR came into effect in May 2018, repealing and replacing the European Union Data Protection Directive, and imposing revised data privacy and security requirements on companies in relation to the processing of personal data of European Union and United Kingdom data subjects. The GDPR, together with national legislation, regulations and guidelines of the European Union Member States and the United Kingdom governing the processing of personal data, impose strict obligations with respect to, and restrictions on, the collection, use, retention, protection, disclosure, transfer and processing of personal data. The GDPR imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. The standard contractual clauses issued by the European Commission, or the EC, for the transfer of personal data may be similarly invalidated by the Court of Justice of the European Union. On June 4, 2021, the EC adopted new standard contractual clauses, which impose on companies’ additional obligations relating to data transfers, including the obligation to conduct a transfer impact assessment and, depending on a party’s role in the transfer, to implement additional security measures and to update internal privacy practices. If we elect to rely on the new standard contractual clauses for data transfers, we may be required to incur significant time and resources to update our contractual arrangements and to comply with new obligations. If we are unable to implement a valid mechanism for personal data transfers from the EU, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from the EU. It remains to be seen whether these standard contractual clauses will remain available and whether additional means for lawful data transfers will become available. The GDPR authorizes fines for certain violations of up to 4% of the total global annual turnover of the preceding financial year or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by data subjects. Separately, Brexit could also lead to further legislative and regulatory changes and increase our compliance costs. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and the European Union, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. On June 28, 2021, the European Commission adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from European Union member states to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission reassesses and renews or extends that decision. Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with noncompliance. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

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

On December 20, 2021 the OECD published the Global Anti-Base Erosion Model Rules (the “GloBE Rules”), also known as Pillar II. The GloBE Rules aim to impose a global minimum tax of 15% on multinational enterprises with a revenue in excess of €750 million. On December 22, 2021, the European Commission published a legislative proposal for Pillar II (the “EU Pillar II Directive”). The EU Pillar II Directive is largely aligned with the GloBE Rules. Some deviations were introduced to ensure compliance with EU treaties.

On December 15, 2022, the Council of the European Union formally adopted the EU Pillar II Directive. The EU Pillar II Directive aims at consistently implementing among all 27 member states the GloBE Rules. EU Member States will have to transpose the EU Pillar II Directive into their national laws and will have to apply the Pillar II measures in respect of the fiscal years beginning on or after December 31, 2023. The Netherlands has transposed the EU Pillar II Directive into its national legislation with effect from December 31, 2023 pursuant to the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024). Germany has transposed the EU Pillar II Directive into its national legislation with effect from December 28, 2023 pursuant to the German Minimum Tax Act.

We do not yet meet the revenue threshold of €750 million for Pillar II but (i) should this threshold be reduced or (ii) should our revenue increase, then the application of Pillar II could have a material adverse effect on our business, financial position and results of operations. We will continue to monitor the impact of Pillar II going forward.

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

If we cannot maintain our corporate culture, we could lose the innovation, teamwork and passion that we believe contribute to our success.

We invest substantial time and resources in building and maintaining our culture and developing our personnel; however, it may be increasingly difficult to maintain our culture. Recent shifts in workplace and workstyle, increase the risk of our ability to maintain culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively pursue our strategic plans.

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

As of December 31, 2023, we had 386,250,000 authorized common shares, of which 224,305,680 shares were outstanding. In addition, 33,598,301 common shares were reserved for issuance pursuant to our equity incentive plans. The availability of substantial amounts of our common shares resulting from the exercise or settlement of equity awards outstanding under our equity incentive plans, which would be dilutive to existing stockholders, could adversely affect the prevailing market price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

We have broad discretion in the use of our cash on hand and may invest or spend it in ways with which you do not agree and in ways that may not yield a return on your investment.

As of December 31, 2023, we had cash and cash equivalents amounting to € 402.4 million. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

Concentration of ownership by our principal shareholders may conflict with your interest and may prevent you from influencing significant corporate decisions.

As of March 15, 2024, our principal shareholder, dievini Hopp BioTech holding GmbH & Co. KG, or dievini, and its related parties, beneficially owned approximately 37% of our common shares and Kreditanstalt für Wiederaufbau, or KfW, beneficially owns approximately 13% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Although we do not believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for our 2023 taxable year, we may be a PFIC for 2024 or one or more future taxable years. A U.S. holder of common shares may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will generally be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain nonactive rents and royalties, and capital gains. The value of a non-U.S. corporation’s goodwill that is associated with activities that produce or are intended to produce active income is generally an active asset for purposes of the asset test unless, for U.S. federal income tax purposes, the non-U.S. corporation is a “controlled foreign corporation,” or a CFC, that is not publicly traded “for the taxable year.” If a non-U.S. corporation is a CFC that is not publicly traded for the taxable year, its PFIC status under the asset test is determined by using the U.S. tax basis of its assets rather than their fair market value and therefore the market value of its goodwill is generally disregarded. Generally, a non-U.S. corporation is a CFC if more than 50% of its shares’ voting power or value is owned, directly, indirectly or constructively, by “United States shareholders” (as defined in Section 951(b) of the Code). Although it is not certain, we may be or may have been a CFC in the 2023 taxable year. However, under Treasury regulations promulgated in 2020, the fair market value of our assets (including goodwill) can be used for purposes of the asset test provided that (i) we are publicly traded on the majority of days during our taxable year or (ii) we would not be a CFC if certain constructive ownership rules were not applied. We believe, and the remainder of this discussion assumes, that we are eligible to use the fair market value of our assets for purposes of the asset test for our 2023 taxable year.

Based on the composition of our income and assets during 2023, we do not believe that we were a PFIC for our 2023 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS,” will agree with our conclusion. Whether we will be a PFIC in 2024 or any future year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate nonpassive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2024 or any future taxable year.

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

As of March 15, 2024, our principal shareholders, managing directors, supervisory directors and executive officers and entities affiliated with them own 58% of the outstanding common shares. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our general meeting, including the appointment of managing directors and supervisory directors, changes to our articles of association and approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

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

Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to an acquirer or a party related to the acquirer or a group of acquirers with aligned interests within a period of five years. A qualified ownership change may also occur in case of a transaction comparable to a transfer of shares or voting rights or in case of an increase in capital leading to a respective change in the shareholding.

In the case of such a qualified ownership change, current year tax losses, tax loss carryforwards and interest carryforwards (together ‘tax loss carryforwards’) expire in full. To the extent that the tax loss carryforwards do not exceed the built-in gains (stille Reserven) in the qualifying assets and liabilities taxable in Germany, they may be further utilized despite a qualified ownership change. In case of a qualified ownership change within a group, tax loss carryforwards will be preserved if certain conditions are satisfied. In addition, in case of a qualified ownership change due to a share acquisition in order to restructure business operations, tax loss carryforwards are preserved if certain conditions are met. Further, tax loss carry forwards will be preserved (in the form of a “fortfuhrungsgebundener Verlustvortrag”) in case of a qualified ownership change if the business operations have not been changed and will not be changed within the meaning of Section 8d KStG and a corresponding application is filed.

According to an appeal filed by the fiscal court of Hamburg dated August 29, 2017, Section 8c, paragraph 1, sentence 1 KStG is not in line with the German Constitution. The appeal is still pending. It is unclear when the Federal Constitutional Court will decide this case.

As of December 31, 2023, there are NOLs available for the German entities of CureVac for German corporate income tax purposes of € 1,700 million: € 1,242 million for CureVac SE, € 376 million for CureVac Manufacturing GmbH, € 37 million for CureVac N.V., € 44 million for CureVac RNA Printer GmbH and a NOL for CureVac Netherlands B.V. for Dutch Corporate income tax of € 1 million. For German entities there are NOLs for German trade tax purposes of € 1,685 million: € 1,234 million for CureVac SE, € 370 million for CureVac Manufacturing GmbH, € 37 million for CureVac N.V. and € 44 million for CureVac RNA Printer GmbH available as of December 31, 2023.

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

In the event of an issuance of common shares or a grant of rights to subscribe for common shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the common shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. Our management board, subject to approval of our supervisory board, has been authorized, for a period of five years from our initial public offering, to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

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

We are organized and existing under the laws of the Netherlands. As such, under Dutch private international law, the rights and obligations of our shareholders vis-à-vis the company originating from Dutch corporate law and our articles of association, as well as the civil liability of our officers (functionarissen) (including our managing directors, supervisory directors and executive officers) are governed in certain respects by the laws of the Netherlands. Our headquarters is located in Germany.

We are not a resident of the United States and our officers may also not all be residents of the United States. As a result, depending on the subject matter of the action brought against us and/or our officers, United States courts may not have jurisdiction. If a Dutch court has jurisdiction with respect to such action, that court will apply Dutch procedural law and Dutch private international law to determine the law applicable to that action. Depending on the subject matter of the relevant action, a competent Dutch court may apply another law than the laws of the United States.

Also, service of process against non-residents of the United States can in principle (absent, for example, a valid choice of domicile) not be effected in the United States.

Furthermore, most of our assets are located outside the United States. On the date of this Annual Report, (i) there is no treaty in force between the United States and the Netherlands for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters and (ii) both the Hague Convention on Choice of Court Agreements (2005) and the Hague Judgments Convention (2019) have entered into force for the Netherlands, but have not entered into force for the United States. Consequently, a judgment rendered by a court in the United States will not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that United States judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such United States judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a United States judgment is given binding effect, a claim based thereon may, however, still be rejected if the United States judgment is not or no longer formally enforceable. Moreover, if the United States judgment is not final (for instance when appeal is possible or pending) a competent Dutch court may postpone recognition until the United States judgment will have become final, refuse recognition under the understanding that recognition can be asked again once the United States judgment will have become final, or impose as a condition for recognition that security is posted.

A competent Dutch court may deny the recognition and enforcement of punitive damages or other awards. Moreover, a competent Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Thus, United States investors may not be able, or experience difficulty, to enforce a judgment obtained in a United States court against us or our officers.

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

We have identified a material weakness in our internal control over financial reporting related to (i) lack of sufficient accounting and supervisory personnel, (ii) lack of appropriate level of technical accounting training; and (iii) lack of consistent performance of controls over financial reporting which, if not remediated appropriately or timely, could result in loss of investor confidence and adversely impact our stock price. If we are unable to remediate the material weakness, or if other material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

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

We reported in our Annual Report 20-F for the year ended December 31, 2022, a material weakness in internal control over financial reporting primarily related to an IT system’s functionalities that were not configured to support segregation of duties in the recording of manual journal entries as well as in the authorization of purchase orders.

During 2023, we implemented measures to remediate this material weakness, and even though progress was made to strengthen our control environment, management concluded that at December 31, 2023, there was a material weakness in internal control related to (i) lack of sufficient accounting and supervisory personnel, (ii) lack of appropriate level of technical accounting training; and (iii) lack of consistent performance of controls over financial reporting. As a result, management concluded that our internal control over financial reporting was not effective as of December 31, 2023. While we are working to remediate the weakness as quickly and efficiently as possible, we cannot at this time provide an estimate of the time frame we expect in connection with implementing our plan to remediate this material weakness. These remediation measures may be time consuming, costly and might place significant demands on our financial and operational resources. If we are unable to remediate the material weakness, or are otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, result in material misstatements in our financial statements that could require a restatement of financial statements, negatively affect investor confidence in our financial statements and adversely impact our stock price.

Notwithstanding the material weakness identified as of December 31, 2023, we have concluded that the financial statements and other financial information included in this Annual Report on Form 20-F, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented.

Our management has and continues to take measures to remediate this material weakness, as discussed in more detail under “Item 15. Controls and Procedures” of this Report and is committed to continue investing significant time and resources and taking actions to remediate the material weakness in training and hiring staff as well as supervisory personnel to further strengthen our internal control over financial reporting. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses, and result in material misstatements in our financial statements that could result in a restatement of financial statements.

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

There are rapid and ongoing developments and changing expectations relating to ESG matters and factors such as the impact of our operations on the environment, corporate governance, management of business ethics, human rights diligence in our supply chain, and human resource development, which may result in increased regulatory, social or other scrutiny on us. Regarding climate risks, we are expected to address climate risks due to our own contribution to climate change (inside-out perspective), risks due to physical effects of climate change as well as transition risks (outside-in perspective), and interactions between both perspectives (“dual materiality”). If we are unable to adequately recognize and respond to such developments and governmental, societal, investor and NGO expectations relating to such ESG matters, we may miss corporate opportunities, become subject to additional scrutiny, incur unexpected costs or experience damage to our reputation or our various brands. If any of these events were to occur, there may be a material adverse effect on our business, financial condition, cash flows and results of operations and the market value of our common shares may decline. We have observed that in addition to the importance of their financial performance, companies are increasingly being judged by their performance on ESG matters. A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. We may not comply with some or all of the standards or best practices put forth by such organizations or by governmental or regulatory bodies. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time. We are committed to taking actions to manage ESG - related risks. Therefore, in 2023, we initiated a project focused on addressing ESG - related matters based on relevant legal requirements.

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

On April 7, 2020, CureVac B.V. was incorporated under the laws of the Netherlands and became the holding company of CureVac AG in connection with our initial public offering on August 14, 2020, as part of a corporate reorganization (the “Corporate Reorganization”), in which the legal form of CureVac B.V. was converted from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public company (naamloze vennootschap), and the articles of association of CureVac N.V. became effective. Following the Corporate Reorganization, CureVac N.V. became the holding company of CureVac AG. On September 26, 2022, CureVac AG entered into a plan of merger with CureVac Beteiligungsverwaltungs AG, with CureVac SE as the surviving entity and both CureVac AG and CureVac Beteiligungsverwaltungs AG as disappearing entities. The historical consolidated financial statements of CureVac AG included in this Annual Report became part of the historical consolidated financial statements of CureVac N.V. Our legal and commercial name is CureVac N.V.

Our principal executive offices are located at Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany, and our telephone number at this address is +49 7071 9883 0. Our additional offices are in Wiesbaden (Germany), Louvain La Neuve (Belgium), Amsterdam (Netherlands), Basel (Switzerland), and Boston (Massachusetts, United States).

Since August 14, 2020, our common shares are trading on Nasdaq under the symbol “CVAC.” Our agent for service of process in the United States is CureVac Inc., located at 250 Summer St. 3rd Fl., Boston, Massachusetts 02210.

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

B.Business Overview

Overview

We are a global biopharmaceutical company that is developing a new class of transformative medicines based on messenger ribonucleic acid, or mRNA, which has the potential to improve the lives of people. mRNA plays a central role in cellular biology in the production of proteins in every living cell. Our vision is to revolutionize medicine and open new avenues for developing therapies by enabling the body to make its own drugs. We are pioneers in successfully harnessing mRNAs designed to prevent infections and to treat diseases by mimicking human biology to synthesize the desired proteins. Our technology platform is based on a targeted approach to optimize mRNA constructs that encode functional proteins which either induce a desired immune response or replace defective or missing proteins using the cell’s intrinsic translation machinery. Our current product portfolio includes clinical and preclinical candidates across multiple disease indications in prophylactic vaccines, oncology, and molecular therapy.

Prophylactic Vaccines

In prophylactic vaccines, we are advancing our second-generation mRNA backbone against coronavirus (SARS-CoV-2) and a range of infectious diseases, including seasonal influenza, in collaboration with GSK.

Our improved second-generation mRNA backbone features targeted optimizations designed to improve intracellular mRNA stability and translation for increased and extended protein expression. These optimizations potentially allow for strong and early immune responses at low doses. This supports the development of multivalent vaccines to target spreading COVID-19 variants or different influenza strains as well as combination vaccines against different viral diseases.

COVID-19 Program in collaboration with GSK (second-generation mRNA backbone)

The collaboration on COVID-19 vaccine candidates with GSK, initiated in April 2021, aims to research, develop, and manufacture mRNA vaccines targeting relevant SARS-CoV-2 variants.

On January 5, 2024, CureVac announced positive data from a formal interim analysis in the ongoing Phase 2 clinical study assessing monovalent and bivalent modified COVID-19 vaccine candidates in direct comparison to a licensed bivalent mRNA-based COVID-19 comparator vaccine. The monovalent mRNA vaccine candidate, CV0601, encodes the Omicron BA.4-5 variant; the bivalent candidate, CV0701, encodes the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. Both vaccine candidates apply CureVac’s proprietary second-generation mRNA backbone.

Initiation of the Phase 2 study with CV0601 and CV0701 was announced on August 1, 2023. The study is being conducted in Australia and is fully enrolled with 427 healthy adult participants, as announced on November 1, 2023. It assesses the safety and immunogenicity of different single booster doses of CV0601 and CV0701. While the monovalent candidate CV0601 was tested at a single medium dose level, the bivalent candidate CV0701 was tested at low, medium, and high dose levels. All tested dose levels were below those used in mRNA-based COVID-19 vaccines licensed in the U.S. and EU.

Results from the formal interim analysis showed that both candidates exhibited a favorable reactogenicity profile across all tested doses and were generally well tolerated with a lower or similar proportion of participants reporting solicited adverse events when compared to comparator vaccine participants within seven days of dosing.

Both candidates produced meaningful immune responses beginning at the lowest tested dose. Interim immunogenicity data showed meaningful titers of neutralizing antibodies for both candidates, which matched or numerically exceeded the titers induced by the licensed comparator vaccine at all tested doses except for the low dose level of CV0701. At the medium dose level tested for CV0601, neutralizing antibody titers against the Omicron BA.4-5 variant on day 29 following the booster vaccination were 5.0 times the pre-boosting titers, numerically exceeding the 3.6-fold ratio generated by the licensed comparator vaccine. At the low, medium, and high dose levels tested for CV0701, neutralizing antibody titers against BA.4-5 on day 29 following the booster vaccination were 2.7-fold, 3.7-fold, and 4.6-fold the titers before the booster, compared to a 3.6-fold ratio for the comparator vaccine.

The Phase 2 study was based on a Phase 1 study with the modified COVID-19 mRNA construct CV0501 also applying our second-generation backbone and encoding the Omicron BA.1 variant. CV0501 was the first vaccine candidate in the COVID-19 program to apply modified mRNA. Vaccination of the first participant in the Phase 1 study with CV0501 was announced on August 18, 2022. The study was conducted at clinical sites in the United States, Australia, and the Philippines to evaluate the safety, reactogenicity, and immunogenicity of a booster vaccination of CV0501 in 180 participants. Positive preliminary data from the Phase 1 study were reported in January and April 2023 and led to the selection of modified mRNA as the preferred technology for further clinical development in the COVID-19 program. The study was completed in August 2023.

The first representative of our joint COVID-19 vaccine program with GSK based on our second-generation backbone was CV2CoV, an unmodified mRNA construct, encoding the original SARS-CoV-2 virus. A Phase 1 clinical study with CV2CoV was announced on March 30, 2022, to evaluate the safety, reactogenicity, and immunogenicity of a booster vaccination of CV2CoV in 98 participants at clinical sites in the United States. The study was completed in March, 2023.

Seasonal Flu Program in collaboration with GSK (second-generation mRNA backbone)

Seasonal flu was disclosed as the first indication from the initial collaboration we started with GSK in July 2020. The collaboration focuses on the development of new products for different targets in the field of infectious diseases, excluding COVID-19.

On April 4, 2024, we announced promising interim data from an ongoing Phase 2 part of the combined Phase 1/2 study of a seasonal influenza vaccine candidate. The multivalent candidate was designed for broad antigen coverage, encoding antigens matched to all four WHO-recommended flu strains. Results from the planned interim analysis showed that the multivalent vaccine candidate boosted antibody titers against all encoded flu strains and across all age groups and tested dose levels, including the lowest tested dose. The vaccine candidate was shown to have an acceptable safety and tolerability profile, with the majority of solicited adverse events reported as either mild or moderate. Among younger and older adults, geometric mean titers generated by the vaccine candidate against influenza A strains numerically exceeded the geometric mean titers of the licensed comparator vaccines consistently across all tested dose levels. For influenza B strains geometric mean titers were lower than those elicited by the licensed comparator vaccines across both age groups and tested dose levels, in line with expectations and other initial mRNA-based clinical flu development programs. Further optimizations to enhance immune responses against influenza B strains will be tested in an additional Phase 2 study.

Initiation of the combined Phase 1/2 for seasonal flu was announced on May 8, 2023. The initial Phase 1 part compared a comprehensive series of multivalent, modified mRNA seasonal flu vaccine candidates with up to eight separate mRNA constructs per candidate, addressing all four WHO-recommended flu strains. Candidates were tested at different dose levels in 270 healthy younger adults (age 18-50). Positive data from an interim analysis of the Phase 1 part was reported on September 12, 2023. Interim safety data showed no safety concerns across all tested dose levels for the multivalent candidates. Immunogenicity of all candidates was assessed in parallel with a licensed seasonal flu vaccine comparator vaccine. The humoral responses observed supported the selection of the preferred vaccine candidate, which is currently being tested in the Phase 2 part of the study.

The combined Phase 1/2 study is based on a Phase 1 study with a modified, monovalent influenza vaccine candidate, Flu-SV-mRNA, announced on August 18, 2022. The vaccine candidate expresses an H1N1 hemagglutinin antigen (subtype of influenza A). The Phase 1 dose-escalation study is being conducted in Canada, Spain, and Belgium to evaluate the safety, reactogenicity, and immunogenicity of Flu-SV-mRNA in younger adults aged 18-45 and older adults aged 60-80. Preliminary safety and reactogenicity data in younger adults showed that the monovalent Flu-SV-mRNA candidate was generally well tolerated with no safety concerns observed to date across all tested dose levels. For older adults, a single dose of Flu-SV-mRNA (dose level undisclosed) was assessed for safety and reactogenicity and was also observed to be safe and well tolerated with no grade 3 adverse events in the 32 subjects who were administered the mRNA construct. Immunogenicity of Flu-SV-mRNA was assessed in parallel with a licensed seasonal flu vaccine comparator in both age groups. In younger adults, adjusted geometric mean hemagglutinin inhibition antibody titers elicited by Flu-SV-mRNA increased up to approximately 3.3 times those elicited by the licensed flu vaccine comparator in younger adults. In older adults, adjusted geometric mean hemagglutinin inhibition antibody titers elicited by Flu-SV-mRNA were approximately 2.3 times those elicited by the licensed flu vaccine comparator. In the same age group, the percentage of subjects achieving seroconversion was 89.7% for Flu-SV-mRNA and 56.2% for the licensed flu vaccine comparator.

The first vaccine candidate within the broader infectious disease program applying our second-generation backbone we tested in collaboration with GSK was the flu candidate, CVSQIV, a multivalent vaccine candidate featuring multiple unmodified mRNA constructs to induce immune responses against relevant targets of four different influenza strains. On February 10, 2022, we announced the start of a Phase 1 dose-escalation study in Panama evaluating the safety, reactogenicity, and immunogenicity of CVSQIV. Preliminary safety data reported on April 28, 2022, showed a benign reactogenicity profile across the tested dose groups. The study was completed in September 2022.

Avian Influenza in collaboration with GSK (second-generation mRNA backbone)

Avian influenza was disclosed as the latest program progressing to clinical trials under the initial collaboration we started with GSK in July 2020. The collaboration focuses on the development of new products for different targets in the field of infectious diseases, excluding COVID-19.

On April 24, 2024, the start of the Phase 1 part of a combined Phase 1/2 study of an investigational influenza A (H5N1) pre-pandemic vaccine candidate was announced. The study assesses a monovalent vaccine candidate encoding an influenza A H5-antigen. The H5N1 avian flu virus is considered a potential future pandemic threat, able to sporadically cross species from its original bird host to other animal hosts to humans.

Oncology

In oncology, we plan to build a meaningful portfolio and create long-term value to accelerate growth beyond the recent progress in prophylactic vaccines. Within our oncology strategy, we follow two approaches: (1) the development of off-the-shelf cancer vaccines based on tumor antigens shared across different cancer indications and (2) the development of fully personalized cancer vaccines based on a patient’s individual tumor genomic profile. Developing new cancer vaccine candidates is characterized by similar medical challenges as in infectious diseases, including selection and accessibility of disease-relevant antigens, enhancing antigen-induced immune activation, and triggering immune responses led by a strong induction of tumor-killing T cells.

A key component to deliver on the development of new cancer vaccines is the build-up of a powerful antigen discovery engine. To complement existing in-house expertise to identify and validate promising antigens for mRNA cancer vaccine candidates and gain access to state-of-the-art antigen discovery technologies, we announced a partnership with Belgium-based company myNEO Therapeutics (“myNEO”) on May 25, 2022, and the acquisition of Netherlands-based Frame Cancer Therapeutics (“Frame”) on June 8, 2022.

Together with immunotherapy company myNEO, we aim to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. myNEO utilizes a broad range of underlying genomic alterations to identify constantly emerging, novel classes of antigens of defined tumor types. Incorporating new ranking methodologies based on tumor cell antigen processing and presentation is expected to allow for selection of antigens with the highest confidence of success for potential clinical testing. On November 22, 2023, both companies announced that CureVac exercised two exclusive options on selected sets of potential cancer vaccine shared antigen targets. The shared antigen targets identified by my NEO within the collaboration demonstrated strong immunogenicity in undisclosed preclinical studies. The most promising targets will be considered for validation for the design of potential mRNA cancer vaccine candidates.

With the acquisition of Frame, a private company focused on advanced genomics and bioinformatics, we added sophisticated methods to identify unique neoantigens across different cancer types. The former Frame site was inaugurated as CureVac Netherlands and will further develop the proprietary technology platform, which has the potential to identify a broad panel of neoantigens and tumor-associated antigens that go beyond conventional approaches. This could strongly increase the likelihood of developing highly effective cancer vaccines that activate the human immune system against cancer.

The field of immunotherapy has advanced with the progression of available technologies, such as next-generation sequencing, to extract data from patient samples. Conventional approaches have so far focused on the exome, the protein-coding part of the genome, which represents only about 1.5% of the total genetic information. More recently, breakthrough developments in sequencing capacity have enabled the extraction of vastly larger amounts of data that allows us to utilize the remaining 98.5% of genetic information.

The technologies brought in house with the acquisition of Frame are based on whole-genome-sequencing for every patient sample combined with short as well as long-range RNA sequencing to map the full inventory of genomic changes. More specifically, downstream of the sequencing, a software package integrates all the data to retrieve the exact changes in the DNA of the tumor cells compared to healthy cells. Correlation of this data with changes in the RNA transcription of the tumor results in entirely new and potentially antigenic tumor antigens that we plan to test as targets for a portfolio of new cancer vaccine candidates. These new antigens are not only entirely foreign to the body but are also uniquely expressed in the tumor and not in healthy tissue. In their foreignness, these constructs are expected to raise stronger immune responses than antigens derived from exome-based conventional approaches.

We recently extended our capabilities in oncology with a co-development and licensing agreement with The University of Texas MD Anderson (“M.D. Anderson”) Cancer Center, announced on April 16, 2024. The collaboration creates strong synergies between CureVac’s unique end-to-end capabilities for cancer antigen discovery, mRNA design, and manufacturing and M.D. Anderson’s expertise in cancer antigen discovery and validation, translational drug development, and clinical research. The focus of the collaboration is on the development of differentiated cancer vaccine candidates in selected hematological and solid tumor indications with high unmet medical need. Identification of differentiated cancer antigens via whole genome sequencing, combined with long- and short-read RNA-sequencing and cutting-edge bioinformatics will be followed by joint preclinical validation of the highest-quality cancer antigens and selection of the most promising clinical-lead candidates for conducting initial Phase 1/2 studies in appropriate clinical indications.

Under the collaboration agreement with M.D. Anderson, we are granted an exclusive, fee-bearing, sublicensable license under certain intellectual property to develop, manufacture and commercialize (i) products containing certain RNA-based cancer vaccine candidate(s) developed under the agreement, or M.D. Anderson Cancer Center (MDACC) Program Products, for any and all uses for cancer in humans throughout the world and (ii) certain other products that target one or more antigens identified under the agreement throughout the world and M.D. Anderson is granted an exclusive, fee-bearing, sublicensable license under certain intellectual property jointly created under the agreement to develop, manufacture and commercialize certain non-MDACC Program Products that target one or more antigens identified under the agreement throughout the world.

Further, we are solely responsible for the commercialization and commercial manufacturing of the MDACC Program Products for any and all uses related to cancer in humans worldwide. On a program-by-program basis upon completion of the first Phase I/II or Phase I clinical trial, as applicable, for a program, the parties agree to decide on a commercialization strategy through the joint steering committee, including whether such commercialization will be done by us or a third party via a partnership. On a program-by-program basis, each party will fund a specific percentage of all development costs incurred under the agreement. On a program-by-program basis, we will initially receive a percentage of the commercialization proceeds which is equal to our percentage of development costs, subject to certain assumptions and adjustments.

Investigational cancer vaccine CVGBM for surgically resected glioblastoma

To assess the safety and immunogenicity of our second-generation backbone in an oncology setting, we initiated a proof-of-principle Phase 1 study in patients with newly diagnosed surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma on June 20, 2023. The open-label study evaluates the safety and tolerability of CVGBM, a cancer vaccine candidate featuring a single unmodified mRNA encoding eight epitopes derived from known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. On April 24, 2024, we announced that the dose-escalation Part A of the study completed recruitment of all four dose levels. Following review of the safety data, the Data Safety Monitoring Board (DSMB) confirmed no dose limiting toxicities and gave a dose recommendation for 100 µg for the dose-confirmation Part B of the study. Part B is expected to start enrollment mid-2024. A first study data readout is expected in the second half of 2024.

The multiepitope design of CVGBM was supported by preclinical studies assessing the potency of a multiepitope mRNA cancer vaccine construct targeting tumors in a murine melanoma model. The data was presented at the 11th International mRNA Health Conference, hosted by CureVac from October 31 to November 2, 2023, in Berlin, Germany.

The preclinical mRNA construct encoding ten epitopes derived from the murine B.16.F10 melanoma cell line was tested in mice. The study applied three 5 µg doses of LNP-formulated B.16 mRNA, administered intramuscularly at weekly intervals. Data obtained on day 21 confirmed prominent induction of CD8+ and CD4+ T cell responses recognizing epitopes across the full multiepitope construct. Median survival of the animals increased to 30.9 days for treated mice compared to 23.2 days for a group vaccinated with formulated control mRNA.

Strong T cell activation is particularly encouraging and relevant, as the B16-F10 tumor model is characterized as a cytokine deficient “cold” tumor model that exhibits very little immune cell infiltration and resistance to check-point inhibitors. The data suggest that single-agent application of the multiepitope B.16 mRNA construct generated robust T cell activation in the tumor microenvironment, thereby inhibiting tumor growth and extending survival in the applied preclinical model.

The RNA Printer®

In addition to our GMP manufacturing facilities, we are developing a novel downsized, integrated, and automated process for manufacturing of mRNA vaccines and therapeutics, which we refer to as The RNA Printer®. The RNA Printer® is CureVac’s automated end-to-end manufacturing solution for GMP-grade mRNA vaccines and therapeutics and an integral part of our oncology strategy. The highly standardized system is expected to allow for rapid and highly flexible availability of mRNA to screen new targets and transition promising mRNA product candidates more efficiently into the clinic. Designed for small-scale quantities, the automated GMP-grade output of The RNA Printer® is designed to open avenues for personalized mRNA-based cancer therapies. On November 14, 2023, we announced that the system has successfully achieved the first regulatory milestone by obtaining a manufacturing license from the regional authority in Baden-Württemberg for an mRNA in our cancer vaccine development program to support CureVac’s oncology strategy. The second regulatory milestone was achieved on December 12, 2023, when The RNA Printer® received a drug substance framework manufacturing license from the regional authority in Baden-Württemberg. The regulatory review process is ongoing.

Molecular Therapies

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

Our mRNA optimization process, which is a core pillar of our RNA optimizer platform, is designed to increase protein expression with the aim to reach therapeutic levels. In preclinical studies in non-human primates, we have demonstrated that antibodies encoded by mRNA can be produced in hepatocytes very rapidly and can reach therapeutic levels in the blood stream. We are currently advancing undisclosed programs in preclinical studies across eye disorders as well as delivering therapeutic antibodies. Our work in eye disorders is carried out in collaboration with the Schepens Eye Research Institute. We expect to publish data from our collaboration in 2024.

Our approach seeks to mitigate clinical and developmental risk across multiple levels to advance and expand our broad product portfolio. We have made advances in utilizing the potential of our technology platform through rational disease selection. We consider a number of factors in our disease selection process including unmet medical need, immune response, duration of expression, dosing requirements, delivery, and targeted tissue types, among other factors. Our programs target the underlying modes of action of the disease that play a critical role in the pathology of the disease. We are initially targeting diseases that require an active immune response (such as prophylactic vaccines and cancer vaccines) and require transient expression of mRNA in tissue types that are more easily accessible. We believe these indications are amenable to localized delivery using a lipid nanoparticle, or LNP, delivery system. Following the encouraging results from our current prophylactic vaccines program in clinical studies and based on our advanced understanding of mRNA biology and immune stimulation control, we have expanded our product portfolio to also target indications that require an immune silent approach (such as protein delivery), given the need for higher doses, repeated dosing and longer expression of the protein. These initial indications are using LNP delivery systems.

We consider our manufacturing process an important part of our strategy that allows us to match our flexible and versatile technology platform with equally flexible and versatile manufacturing setups. In house, we currently operate three GMP-certified suites, with the capacity to supply our clinical programs and support potential early commercialization activities. We are in the process of building a fourth GMP large-scale production facility at CureVac’s headquarters in Tübingen, which is being designed to cover all manufacturing steps from starting material to formulation.

Financial Position

Our capital expenditures for 2023, 2022, and 2021 amounted to € 57.8 million, € 101.6 million, and €135.4 million, respectively. These expenditures were primarily for equipment and intangibles used in our research and development activities, as well as for the development of a GMP production process on a large scale (GMP IV).

To date, our revenues have consisted of upfront licensing payments, product sales, and compensation for research and development services, the majority of which relate to our license and collaboration agreements. For the years ended December 31, 2021, 2022, and 2023, €103.0 million, €67.4 million, and €53.8 million, respectively, or 100%, of our total revenue, in each respective year, was derived through our collaborations. Since our founding in 2000, we have raised €1.94 billion in gross proceeds from equity financings.

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of our license and collaboration partner:

	2021	2022	2023
North America	—%	—%	—%
Europe	100.0%	100.0%	100.0%
Rest of the World	—%	—%	—%

Intellectual Property Rights

We have built an intellectual property portfolio in the United States, Europe, and other major geographies. As of March 19, 2024, we own approximately 624 issued patents worldwide, including 103 issued U.S. patents, 43 issued European patents (which have been validated in various European countries resulting in a total of approximately 395 national patents in European countries) and including two European patents with unitary effect, one German national patent, and 126 issued patents in other foreign countries, 116 pending U.S. patent applications, 74 pending European patent applications, 311 pending patent applications in other foreign countries, and 18 pending PCT patent applications. Our patent portfolio includes claims relating to our RNA technology platform, our proprietary LNP technology, and our Influenza and SARS-CoV-2 product candidates.

Employees

We are led by a team of experts with extensive experience in the biopharmaceutical industry, including in nucleic acid therapy, oncology, rare and infectious diseases, and antibodies. Our management team as well as our supervisory board members have broad expertise in the clinical, regulatory, and commercialization aspects of prophylactic vaccines, oncology and molecular therapy, as well as in drug development, process development, and manufacturing for mRNA therapies. As the result of our organic growth, our workforce has increased from an approximate average workforce of 440 in fiscal 2019 to 1,126 as of December 31, 2023, including 301 employees with advanced scientific degrees.

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

A disease indication may require an approach that triggers an immune response (immune active) or that does not require immune activation (immune silent). Each of the disease indications that we are targeting require different levels of immune activation for the mRNA-based medicines to be effective. For the immune active side of our technology, we focus on mRNA-based medicines in prophylactic vaccines and oncology. For the immune silent side of our technology, we have expanded our preclinical product portfolio to include mRNA therapies based on the expression of therapeutic proteins (including ocular, liver and lung applications).

Our lead programs include:

●	Our vaccine candidates CV0601 (monovalent) and CV0701 (bivalent) against SARS-CoV-2, applying our second-generation mRNA backbone and modified mRNA, are being developed in collaboration with GSK. We initiated a Phase 2 study in August 2023, which provided positive interim results in January 2024.
●	Our multivalent vaccine candidate against influenza, applying our second-generation mRNA backbone and modified mRNA, is being developed in collaboration with GSK. We initiated a combined Phase 1/2 study in May 2023 testing a comprehensive series of multivalent vaccine candidates. The preferred candidate selected from the Phase 1 part was advanced to the Phase 2 part in November 2023. The Phase 2 part provided interim results in April 2024.
●	Our cancer vaccine candidate CVGBM is tested in patients with surgically resected Glioblastoma Multiforme. It applies our second-generation mRNA backbone and unmodified mRNA. It encodes eight epitopes derived from known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. A Phase 1 study initiated in June 2023 is expected to provide data in the second half of 2024.

Our key partnered programs include:

●	We have partnered with GSK for the development of COVID-19 vaccine candidates based on our second-generation mRNA backbone and vaccine candidates against other infectious diseases, including seasonal influenza, also based on our second-generation mRNA backbone.
●	We have partnered with the immunotherapy company myNEO to identify specific antigens on the surface of tumors for the development of novel mRNA-based cancer vaccine candidates. The partnership leverages myNEO’s biological datasets and integrated machine learning and bioinformatics platform to identify and validate specific tumor antigens predicted to elicit a strong immune response.
●	We have partnered with CRISPR Therapeutics for the development of novel Cas9 mRNA constructs for use in gene editing therapeutics, with improved properties such as increased potency, decreased duration of expression and reduced potential for immunogenicity. CRISPR Therapeutics has an exclusive license to the improved constructs in three of their in vivo gene editing programs.

●	We have a broad strategic partnership with Genmab to leverage our mRNA technology platform to develop up to four mRNA-based novel therapeutic antibodies. This represents the first publicly announced strategic partnership focused on differentiated mRNA-based antibodies.
●	We also have several academic collaborations, including with SERI for target discovery research in mRNA-based eye therapy.

*	Unidentified indication.
**

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

Our Strengths

We are developing a broad portfolio of product candidates currently in preclinical or clinical development stages that we believe position us at the forefront of targeted immune active and immune silent mRNA medicines. Our key strengths include:

●	We have a differentiated mRNA technology platform that has the potential to address a wide range of diseases. As the pioneers in the field of mRNA-based medicines, we have a deep understanding of mRNA biology, its interaction with the cellular translation machinery as well as the immune system. We have built our differentiated RNA optimizer platform to incorporate these insights over the past 23 years. We optimize mRNA to preserve critical protein-RNA interactions. Given the potential advantages of the mRNA-based medicines over existing treatment modalities, such as potential for broad application, wide range of activity, flexibility, design versatility, transient expression and a single manufacturing process, we believe that we have the potential to address a broad range of diseases across multiple therapeutic areas. Our technology platform has been validated in clinical and preclinical studies in selected disease indications.

●	We have an optimized second-generation mRNA backbone, which catalyzes the expansion of our clinical development pipeline in prophylactic vaccines as well as oncology. Our proprietary second-generation mRNA backbone targets improved intracellular mRNA translation for increased and extended protein expression, resulting in early and strong immune responses. The second-generation mRNA backbone broadly spans unmodified and modified mRNA, as well as monovalent and multivalent vaccine formats to diversify and advance our product development pipeline. We aim to be at the forefront of delivering mRNA-based vaccines against a range of relevant infectious diseases and are executing on a broad mRNA vaccine program in collaboration with GSK. Second-generation backbone-based vaccines are expected to allow for flexible protection against one or more emerging COVID-19 variants and to enable new mRNA vaccines against other infectious diseases, such as influenza, as well as potential combination vaccines against different viruses. Alongside our recent progress in COVID-19 and flu we are also broadening our foundation in oncology and aim to build a meaningful portfolio of cancer vaccine candidates based on the second-generation mRNA backbone in combination with promising new tumor antigens predicted to elicit strong immune responses.
●	We have a broad portfolio of mRNA-based medicines in preclinical and clinical development stages being designed for efficacy, safety and protein expression at relatively low doses. The potential of our technology optimized for immune activation in prophylactic vaccines and oncology has been observed in multiple clinical studies. We are developing our product candidates, have conducted preclinical studies and initiated Phase 1 and Phase 2 trials of vaccine candidates based on our second-generation mRNA backbone for COVID-19 and influenza. In oncology, we plan to build a meaningful portfolio of novel cancer vaccines based on our second-generation mRNA backbone to create long-term value and accelerate growth beyond the recent progress in prophylactic vaccines. A key component to deliver on this strategy is the buildup of a powerful antigen discovery engine. In the immune silent area molecular therapy, our approaches optimized for protein therapies have been evaluated in multiple preclinical disease models.
●	We have a strong clinical development pipeline driven by the technological advantages of our versatile second-generation mRNA backbone. Our development focus in the immune activation area is on our second-generation mRNA backbone. In infectious diseases, we leverage this backbone to advance COVID-19 and flu vaccine candidates jointly developed with GSK. On January 5, 2024, we announced positive data from a formal interim analysis in the ongoing COVID-19 Phase 2 clinical study assessing the monovalent mRNA vaccine candidate, CV0601, encoding the Omicron BA.4-5 variant and the bivalent mRNA candidate, CV0701, encoding the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. All tested dose levels were below those used in mRNA-based COVID-19 vaccines licensed in the U.S. and EU. Results from the formal interim analysis showed that both candidates exhibited a favorable reactogenicity profile across all tested doses and were generally well tolerated with a lower or similar proportion of participants reporting solicited adverse events compared to a licensed comparator. Both candidates produced meaningful immune responses beginning at the lowest tested dose with neutralizing antibody titers matching or numerically exceeding the titers induced by the licensed comparator vaccine at all tested doses except for the low dose level of CV0701. In seasonal influenza, we announced promising interim data on April 4, 2024 from the Phase 2 part of the combined Phase 1/2 study of a multivalent candidate, encoding antigens matched to all four WHO-recommended flu strains. Results showed that the multivalent vaccine candidate boosted antibody titers against all encoded flu strains and across all age groups and tested dose levels, and exhibited an acceptable safety and tolerability profile, with the majority of solicited adverse events reported as either mild or moderate. Among younger and older adults, geometric mean titers generated by the vaccine candidate against influenza A strains numerically exceeded the geometric mean titers of the licensed comparator vaccines consistently across all tested dose levels. For influenza B strains geometric mean titers were lower than those elicited by the licensed comparator vaccines across both age groups and tested dose levels. Further optimizations to enhance immune responses against influenza B strains will be tested in an additional Phase 2 study. On April 24, 2024, we announced the start of a combined Phase 1/2 study in avian influenza (H5N1).

In oncology, we leverage our second-generation mRNA backbone in a Phase 1 study in patients with newly diagnosed resected glioblastoma, initiated in June 2023. The study evaluates the safety and tolerability of CVGBM, a cancer vaccine candidate featuring a single unmodified mRNA encoding eight epitopes derived from known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. On April 24, 2024, we announced that the dose-escalation Part A of the study completed recruitment of all four dose levels. Following review of the safety data, the Data Safety Monitoring Board (DSMB) confirmed no dose limiting toxicities and gave a dose recommendation for 100 µg for the dose-confirmation Part B of the study. Part B is expected to start enrollment toward mid-2024.

●	We have the ability to target different tissue types based on our delivery systems. We have access to a number of mRNA delivery systems, including third-party and our proprietary systems, which allow us to target distinct tissues in an optimal way. Our current clinical prophylactic vaccine and cancer vaccine programs rely on LNP-based delivery systems administered intramuscularly and providing access to the immune cells. Moreover, LNP-based systems deliver mRNA efficiently to the hepatocytes in the liver, if administered intravenously. Protein expressed in the liver may either restore a specific function in the liver itself or produce secreted proteins for release into circulation. We rely on third-party state-of-the-art LNP delivery systems for our current clinical programs, but we are also developing our own proprietary LNP delivery system. In our proprietary LNP programs, we demonstrated that changes to the ratio and/or composition of the LNP constituents can be applied to fine tune LNP physico-chemical properties and steer immune responses as well as overall biological activity.
●	We have invested in building our in-house manufacturing infrastructure, capabilities and expertise to rapidly, efficiently and cost-effectively produce mRNA-based medicines. We have continued to invest in our manufacturing platform since 2000 and have manufactured thousands of mRNAs. We consider our manufacturing process an important part of our strategy that allows us to continuously improve our technology platform and maintain flexibility in clinical development. Our manufacturing setup allows us to drive innovation and to maintain flexibility as well as to pivot quickly in clinical development and potential commercialization. In house, we currently operate three GMP-certified suites, with the capacity to supply our clinical programs and support potential early commercialization activities. We are in the process of building a fourth GMP large-scale production facility at CureVac’s headquarters in Tübingen, which is being designed to cover all manufacturing steps from starting material to formulation. All our mRNA-based active ingredients for various fields of application originate from a common technology platform and are based on standardized source materials, which enables us to produce mRNA-based medicines using a platform process concept.
●	We have entered into strategic partnerships with leading biopharmaceutical companies and research and nonprofit institutions to expand the applications of our technology platform. We have a history of partnering with leading biopharmaceutical companies such as GSK, myNEO, CRISPR Therapeutics, Genmab, and Bayer. We also have received research grants from the Bill & Melinda Gates Foundation and CEPI for the development of several prophylactic vaccines. Our academic collaborations are focused on identifying and evaluating novel targets in selected therapeutics areas such as our collaboration with the M.D. Anderson Cancer Centre in selected hematological and solid tumor indications with high unmet medical need. These partnerships and collaborations allow us to expand the application of our platform and bring in external expertise and capabilities.
●	We have built an intellectual property portfolio in a variety of markets for our platform and product candidates. As pioneers in the field of mRNA therapies, we have built an intellectual property portfolio in the United States and other major geographies, which is one of the broadest and most diverse intellectual property portfolios in the field. As of March 19, 2024, we own approximately 624 issued patents worldwide, including 103 issued U.S. patents, 43 issued European patents (which have been validated in various European countries resulting in a total of approximately 395 national patents in European countries) and including two European patents with unitary effect, and 126 issued patents in other foreign countries, 116 pending U.S. patent applications, 74 pending European patent applications and 311 pending patent applications in other foreign countries and 18 pending PCT patent applications. These patents include claims relating to our mRNA technology platform, our proprietary LNP technology and other product candidates. We believe our patent applications and other patents are the most cited among mRNA companies’ intellectual property.
●	We have a long history of mRNA research and development and are led by an experienced management team. We are led by veterans of the biopharmaceutical industry with extensive experience in nucleic acid therapy, oncology, rare and infectious diseases and antibodies. Our management team as well as our supervisory board members have broad expertise in the clinical, regulatory and commercialization aspects of oncology, prophylactic vaccines and rare diseases as well as in drug development, process development and manufacturing for mRNA-based medicines. Members of our management team have held senior positions at Novartis, Ipsen, Sanofi, Roche, Roche/Genentech, Merck KGaA, Schering Plough, Pixium Vision and other companies. As of December 31, 2023, our broader team included 294 individuals with advanced scientific degrees working on advancing our mRNA platform.

Our Strategy

Our goal is to build a leading, fully integrated mRNA-based medicines company that can transform the lives of people. The key components of our strategy include:

●	Continue to invest in our proprietary technology platform to be the leading mRNA platform company. We intend to invest in our proprietary technology platform to broaden its potential across therapeutic areas, in addition to broadening our pipeline in existing therapeutic areas. We believe our continued investment will enable us to further optimize the three core pillars of our technology platform — protein design, mRNA optimization and mRNA delivery — and to further enhance our treatment approaches by offering higher selectivity, greater protein expression, potential combination therapies and reduced or flexible dosing. We are continuing to build on our deep expertise in mRNA-based medicines based on what we have learned from our current programs to apply to our future programs.
●	Utilize a rational disease selection approach to minimize clinical and commercial risk for our programs and broader platform. Our strategy is to maximize the potential of our technology platform through our rational disease selection approach to clinical development. We are initially targeting diseases that require an active immune response (such as prophylactic vaccines and cancer vaccines) and require transient expression of mRNA in tissue types that are more easily accessible. We are also developing a product portfolio targeting diseases that require an immune silent approach (such as molecular therapy).
●	Rapidly advance our lead product candidates through clinical development and regulatory approval. Our product candidates are currently in preclinical or clinical development stages. In COVID-19, we are currently conducting a Phase 2 clinical study assessing the monovalent mRNA vaccine candidate, CV0601, which encodes the Omicron BA.4-5 variant and the bivalent mRNA candidate, CV0701, which encodes the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. The candidates are tested in direct comparison to a licensed bivalent mRNA-based COVID-19 comparator vaccine. Results from a formal interim analysis were announced on January 5, 2024, and showed that both candidates exhibited a favorable reactogenicity profile across all tested doses and were generally well tolerated. Both candidates produced meaningful immune responses beginning at the lowest tested dose. Interim immunogenicity data showed titers of neutralizing antibodies for both candidates, which matched or numerically exceeded the titers induced by the licensed comparator vaccine at all tested doses except for the low dose level of CV0701. In seasonal influenza, within the broader second-generation infectious disease program we are developing in collaboration with GSK, we are conducting a combined Phase 1/2 study. The currently ongoing Phase 2 part of the study assesses a multivalent candidate, which was designed for broad antigen coverage, encoding antigens matched to all four WHO-recommended flu strains. In oncology, we are conducting a Phase 1 study in patients with newly diagnosed surgically resected glioblastoma, initiated in June 2023. The study evaluates the safety and tolerability of CVGBM, a cancer vaccine candidate featuring a single unmodified mRNA encoding eight epitopes derived from known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. A first data readout is expected in the second half of 2024.

We believe that by initially targeting diseases with high unmet medical need, we will be able to rapidly advance our programs through clinical development. We intend to pursue the appropriate regulatory pathways available to further accelerate our development efforts.

●	Continue to invest in our manufacturing capabilities across all manufacturing steps from starting material to formulation to further add scale and flexibility. We believe that our manufacturing capabilities are a key strategic advantage that offer us flexibility, scalability, versatility and reliability in discovery and development. We are currently building our GMP IV facility, which is being designed to cover all manufacturing steps from starting material to formulation. In addition, we are developing a new integrated and automated process for manufacturing of mRNA vaccines and therapeutics, The RNA Printer®. The RNA Printer® is CureVac’s end-to-end solution for integrated and automated manufacturing of small-scale quantities of GMP-grade mRNA vaccines and therapeutics. On April 24, 2024, we announced that the system achieved an important milestone in an ongoing regulatory review process. The system was granted a framework license that significantly broadens its regulatory freedom and flexibility to manufacture different mRNA vaccine candidates in support CureVac’s oncology strategy. The framework license represents an extension of the initial manufacturing license CureVac announced on November 14, 2023.

●	Selectively seek strategic partners to develop and commercialize product candidates in certain therapeutic areas and geographies. We plan to continue to seek additional partnerships with other leading biopharmaceutical companies with specialized capabilities, including development and commercialization expertise in selected therapeutic areas and geographies. We may pursue partnerships that allow us to expedite the discovery and development of product candidates, complement our internal development expertise, broaden the breadth of our technology platform, and provide us with non-dilutive financing, while allowing us to retain economic rights to our product candidates that we view as strategically important. Our approach of partnering with biopharmaceutical companies allows us to execute on a broad range of programs simultaneously, while mitigating our drug development risk.
●	Seek strategic acquisitions or in-licenses of technology or assets that are complementary to our programs and technology platform. mRNA-based medicines is an emerging field with ongoing advancements and discoveries. As the pioneers in the field, we have made significant strides in advancing and optimizing our technology platform over the past 23 years. We may seek acquisitions and in-licensing opportunities that can augment our internal expertise, expand our competitive differentiation and further enhance our mRNA technology platform. In June 2022, we announced the acquisition of Frame Cancer Therapeutics, a private company focused on advanced genomics and bioinformatics, to identify both shared and unique neoantigens across different cancer types. The acquisition complements existing in-house expertise to identify and validate promising antigens for mRNA cancer vaccine candidates. The acquired technologies will support the development of a strong antigen discovery engine, which has the potential to identify a broad panel of neoantigens and tumor-associated antigens that go beyond conventional approaches and could strongly increase the likelihood of developing highly effective cancer vaccines that activate the human immune system against cancer.
●	Strengthen and expand our intellectual property portfolio to protect our scientific and technical know-how. We intend to continue to strengthen and expand our intellectual property to protect our advances in scientific and technical know-how. Our intellectual property strategy is focused on covering advancements in our technology platform, manufacturing processes, and product candidates. In addition to patent protection, we also rely on trade secrets and confidentiality agreements to protect other proprietary information that is not patentable or that we elect not to patent.

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

We have built an extensive expertise in the fields of mRNA biology, optimization and production. We have continued to invest in developing our technology platform, which we refer to as the RNAoptimizer, over the past 23 years. Our differentiated technology platform is designed to optimize each component of the mRNA-based medicine. Our RNAoptimizer platform is built on three core pillars:

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

Our Technology Platform

The therapeutic potential of mRNAs was discovered by our co-founders in 2000. As the pioneers in the field of mRNA, we have built extensive expertise in mRNA biology, optimization and production. We have developed our technology platform, called RNAoptimizer, through continued investments over the past 23 years. We believe that we have created the broadest and most versatile platform to develop optimized mRNA-based medicines that has potential to offer differentiated profile in terms of safety, stability and expression.

Our optimization approach covers three pillars: protein design, mRNA optimization and mRNA delivery. Our approach is based on the extensive data libraries we have generated to date. To improve protein expression from in vitro produced mRNA, we isolated high numbers of human natural mRNAs from different cells and identified elements which stabilize mRNA and improve their interaction with the cellular translation machinery. Our technology platform broadly spans unmodified and modified mRNA, as well as monovalent and multivalent formats. We continue to invest in all levels of optimization to improve the methods we currently employ and continue advancing mRNA-based medicines.

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

Prophylactic Vaccines

Infectious disease-related proteins, such as viral surface proteins, specific targets for the body’s immune defense system, can be expressed by injected mRNA and then presented to B and differentiated T cells, activating a specific immune response. We believe that our mRNA technology offers a platform for the development and production of prophylactic vaccines against infectious diseases. We believe our mRNA vaccines offer many potential advantages over existing vaccine technologies, including:

●	mRNA vaccines mimic several aspects of a natural viral infection and has the potential to offer improved and balanced immune response.
●	mRNAs allow us to encode for specific protein antigens of choice, offering potential for the development against known and yet unidentified pathogenic threats.
●	mRNAs allow production of multivalent vaccines with the potential to either demonstrate a broader efficacy by including additional target pathogens, or to strengthen potential efficacy by better targeting a specific pathogen, for example by adding of immunogenic epitopes, or by addressing different pathogen variants, or both.
●	mRNA vaccines are generally expected to be safer than live or attenuated vaccines since no living virus is injected. As they do not interact with the host-cell DNA, they avoid the potential risk of genomic integration posed by DNA-based vaccines.
●	mRNA binds to pattern recognition receptors and mRNA vaccines are thereby self-adjuvanting, a property which peptide- and protein-based vaccines lack.
●	Rapid speed of development from knowing the sequence of the virus to progressing programs in clinical development given our ability to produce antigens without dedicated cell cultures and fermentation-based manufacturing processes.
●	Commercial-scale production of mRNA is fast, cost-effective and, in contrast to traditional vaccine approaches, does not require cell culture or the use of live pathogens, and as a result, multiple vaccines can be produced in the same plant.

Our current approach to the development of potential prophylactic vaccines is focused on:

●	CV0601/CV0701 for SARS-CoV-2: A Phase 2 clinical study was initiated on August 1, 2023, with two modified mRNA COVID-19 vaccine candidates: the monovalent candidate, CV0601, encoding the spike protein of the omicron BA.4-5 variant and the bivalent candidate, CV0701, encoding the spike protein of the omicron BA.4-5 variant as well as the original SARS-CoV-2 strain. The study is being conducted in Australia and fully enrolled with 427 participants. Interim Phase 2 data was announced on January 5, 2024. The data showed that both candidates exhibited a favorable reactogenicity profile across all tested doses and were generally well tolerated with a lower or similar proportion of participants reporting solicited adverse events when compared to comparator vaccine participants. Both candidates produced meaningful immune responses beginning at the lowest tested dose. Interim immunogenicity data showed meaningful titers of neutralizing antibodies for both candidates, which matched or numerically exceeded the titers induced by the licensed comparator vaccine at all tested doses except for the low dose level of CV0701.
●	Multivalent candidate for seasonal influenza: A combined Phase 1/2 clinical study was initiated on May 8, 2023, comparing a comprehensive series of multivalent, modified mRNA seasonal influenza vaccine candidates with up to eight separate mRNA constructs per candidate addressing all four WHO-recommended flu strains. Positive data from an interim analysis of the Phase 1 part was reported on September 12, 2023, and enabled selection of a preferred candidate to be advanced to the Phase 2 part. Promising interim data from the Phase 2 part was announced on April 4, 2024, confirming an acceptable safety profile and boosted antibody titers against all encoded flu strains across age groups and tested dose levels. Geometric mean titers generated by the vaccine candidate against influenza A strains numerically exceeded the geometric mean titers of the licensed comparator vaccines consistently across tested dose levels and age groups. For influenza B strains geometric mean titers were lower than those elicited by the licensed comparator vaccines across age groups and tested dose levels. Targeted optimizations to further improve immune responses against influenza B strains will be tested in an additional Phase 2 study.
●	Monovalent candidate for avian influenza (H5N1): A combined Phase 1/2 clinical study was initiated on April 24, 2024, with a monovalent, modified mRNA vaccine candidate, encoding an influenza A H5 antigen. The Phase 1 part of the study will assess the safety, reactogenicity and immunogenicity of the vaccine candidate in healthy younger and older adults against a placebo control.

Oncology

mRNA is a versatile platform for cancer vaccine development allowing to encode a wide range of antigens from full length tumor associated antigens to neoepitopes. We are taking multiple approaches in oncology to induce tumor-specific immune responses in patients:

●	Novel cancer vaccines: We focus on building a meaningful portfolio of novel cancer vaccine candidates based on differentiated antigen discovery technologies and bioinformatics to target antigens that are overexpressed in tumor tissues with no or little expression on healthy tissues, using our LNP formulations. Within this strategy, we follow two approaches. (1) the development of off-the-shelf cancer vaccines based on tumor antigens shared across different cancer indications and (2) the development of fully personalized cancer vaccines based on a patient’s individual tumor genomic profile.
●	Multi-epitope cancer vaccine candidate CVGBM: A proof-of-principle Phase 1 study was initiated on June 20, 2023 with CVGBM in patients with newly diagnosed surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. The study evaluates the safety and tolerability of CVGBM, a cancer vaccine candidate featuring a single unmodified mRNA encoding eight epitopes derived from known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. On April 24, 2024, we announced that the dose-escalation Part A of the study completed recruitment of all four dose levels. Following review of the safety data, the Data Safety Monitoring Board (DSMB) confirmed no dose limiting toxicities and gave a dose recommendation for 100 µg for the dose-confirmation Part B of the study. Part B is expected to start enrollment mid-2024. A first study data readout is expected in the second half of 2024.

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

Our Key Pipeline Candidates

RNA-Based Therapeutics in Oncology

Discovery of new therapeutic cancer vaccine candidates

A key component to the development of new therapeutic cancer vaccine candidates is the build-up of a powerful antigen discovery engine. To gain access to state-of-the-art antigen discovery technologies, we announced a partnership with Belgium-based company myNEO Therapeutics on May 25, 2022, and the acquisition of Netherland-based Frame Cancer Therapeutics on June 8, 2022.

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

CVGBM

To assess the safety and immunogenicity of our second-generation backbone in an oncology setting, we initiated a proof-of-principle Phase 1 study in patients with newly diagnosed surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma on June 20, 2023. The open-label study evaluates the safety and tolerability of CVGBM, a cancer vaccine candidate featuring a single unmodified mRNA encoding eight epitopes derived from known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. On April 24, 2024, we announced that the dose-escalation Part A of the study completed recruitment of all four dose levels. Following review of the safety data, the Data Safety Monitoring Board (DSMB) confirmed no dose limiting toxicities and gave a dose recommendation for 100 µg for the dose-confirmation Part B of the study. Part B is expected to start enrollment mid-2024. A first study data readout is expected in the second half of 2024.

The multiepitope design of CVGBM was supported by preclinical studies assessing the potency of a multiepitope mRNA cancer vaccine construct targeting tumors in a murine melanoma model. The data was presented at the 11th International mRNA Health Conference, hosted by CureVac from October 31 to November 2, 2023, in Berlin, Germany.

The preclinical mRNA construct encoding ten epitopes derived from the murine B.16.F10 melanoma cell line was tested in mice. The study applied three 5 µg doses of LNP-formulated B.16 mRNA, administered intramuscularly at weekly intervals. Data obtained on day 21 can be seen below and confirmed prominent induction of CD8+ and CD4+ T cell responses (left and middle graph) recognizing epitopes across the full multiepitope construct. Median survival (right graph) of the animals increased to 30.9 days for treated mice compared to 23.2 days for a group vaccinated with formulated control mRNA.

Strong T cell activation is particularly encouraging and relevant, as the B16-F10 tumor model is characterized as a cytokine deficient “cold” tumor model that exhibits very little immune cell infiltration and resistance to check-point inhibitors. The data suggest that single-agent application of the multiepitope B.16 mRNA construct generated robust T cell activation in the tumor microenvironment, thereby inhibiting tumor growth and extending survival in the applied preclinical model.

mRNA-Based Prophylactic Vaccine Programs Jointly Developed With GSK: Second-Generation mRNA Backbone

COVID-19: Disease Overview

Coronaviruses are a family of viruses that can lead to respiratory illness, including Middle East Respiratory Syndrome, or MERS-CoV, and Severe Acute Respiratory Syndrome, or SARS-CoV. Coronaviruses are transmitted between animals and people and can evolve into strains not previously identified in humans. On January 7, 2020, a novel coronavirus (2019-nCoV) was identified as the cause of pneumonia cases and deaths in Wuhan, China and an exponentially increasing number of cases have since then been found worldwide. On March 11, 2020, the World Health Organization (“WHO”) designated COVID-19, the disease caused by the novel coronavirus SARS-CoV-2, an international pandemic. As of January 21, 2024, there have been 774,395,593 confirmed cases of COVID-19 globally, including 7,023,271 deaths, reported to WHO.

Clinical COVID-19 Vaccines Program (second-generation mRNA backbone)

In February 2021, we announced a collaboration with GSK for our COVID-19 vaccine program, which went into effect in April 2021 pursuant to which we are collaborating with GSK to research, develop and manufacture mRNA vaccines based on our second-generation mRNA backbone targeting relevant SARS-CoV-2 variants. The second-generation mRNA backbone can flexibly encode for different COVID-19 variants and features targeted optimizations designed to improve intracellular mRNA stability and translation for increased and extended protein expression. The optimizations potentially allow for strong and early immune responses at low doses, which also supports the development of multivalent vaccines and combination vaccine approaches.

Interim Phase 2 Data of the Monovalent mRNA Vaccine Candidate, CV0601 and Bivalent Vaccine Candidate, CV0701

The Phase 2 study evaluates safety, reactogenicity, and immune responses of single booster doses of the monovalent mRNA vaccine candidate, CV0601, encoding the Omicron BA.4-5 variant and the bivalent candidate, CV0701, encoding the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. It is active-controlled, featuring a licensed bivalent mRNA-based COVID-19 comparator vaccine. The study is being conducted in Australia and completion of enrollment at 427 healthy adult participants was announced on November 1, 2023. Interim Phase 2 data were presented on January 5, 2024.

Results from the formal interim analysis showed that both vaccine candidates using CureVac’s proprietary second-generation mRNA backbone produced meaningful immune responses and favorable reactogenicity profiles across all tested doses, including the lowest tested dose. All three of the dose levels tested were below those used in mRNA-based COVID-19 vaccines licensed in the U.S. and EU. The candidates were shown to be generally well tolerated with a lower or similar proportion of participants reporting solicited adverse events when compared to comparator vaccine participants within seven days of dosing. Interim immunogenicity data showed meaningful titers of neutralizing antibodies for both candidates at all dose levels.

The graphs below illustrate the reactogenicity (left graph) and immunogenicity (right graph) data reported for the monovalent candidate, CV0601, in comparison to the licensed bivalent comparator vaccine. CV0601 was tested at a medium dose level. The immunogenicity data show that it elicits neutralizing antibody titers against the Omicron BA.4-5 variant on day 29 following the booster vaccination that were 5.0 times the pre-boosting titers, numerically exceeding the 3.6-fold ratio generated by the licensed comparator vaccine. Antibody titers against the original SARS-CoV-2 virus on day 29 following the booster vaccination were 3.1 times the pre-boosting titers, numerically exceeding the 2.8-fold ratio generated by the comparator vaccine.

1) GMR and confidence intervals are adjusted for baseline titer, age at baseline (<65 or ≥65) and prior SARS-CoV-2 infection

2) Licensed bivalent, mRNA-based comparator vaccine

The bivalent candidate CV0701 was tested at a low, medium, and high dose level. The graphs below illustrate the reported reactogenicity (left graph) and immunogenicity (right graph) data. The immunogenicity data show neutralizing antibody titers against BA.4-5 on day 29 following the booster vaccination that were 2.7-fold, 3.7-fold, and 4.6-fold the titers before the booster, compared to a 3.6-fold ratio of post- to pre-booster titers for the comparator vaccine. Antibody titers against the original SARS-CoV-2 virus on day 29 following the booster vaccination were 2.1-fold, 2.7-fold, and 3.1-fold the titers before the booster, compared to a 2.8-fold ratio of post- to pre-booster titers for the comparator vaccine, matching or numerically exceeded the titers induced by the licensed comparator, except for the low dose level.

1) GMR and confidence intervals are adjusted for baseline titer, age at baseline (<65 or ≥65) and prior SARS-CoV-2 infection

2) Licensed bivalent, mRNA-based comparator vaccine

Influenza: Disease Overview

Influenza is a highly contagious virus that causes mild to severe respiratory virus that can lead to death. During the 2022-2023 influenza season, influenza was associated with 31 million illnesses, 14 million medical visits, 360,000 hospitalizations and 21,000 deaths in the United States. Preliminary in-season burden estimates for the U.S. in the 2023-2024 flu season showed 32-59 million flu illnesses, 15-27 million flu medical visits, 360,000-730,000 flu hospitalizations and 22,000-65,000 flu deaths. The WHO reports that globally there are around a billion cases of seasonal influenza annually, including three to five million cases of severe influenza, leading to as many as 290,000 to 650,000 deaths.

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

Flu SV mRNA: Preliminary Phase 1 Data of the Chemically Modified Construct Expressing an H1N1 hemagglutinin antigen

Clinical Influenza Vaccine Programs (second-generation mRNA backbone)

Seasonal influenza and avian influenza (H5N1) are the first two indications from the collaboration we started with GSK in July 2020, which focuses on the development of new products for different targets in the field of infectious diseases. The jointly developed influenza vaccine candidates are based on our second-generation mRNA backbone, which can flexibly encode for different influenza strains, and which features targeted optimizations designed to improve intracellular mRNA stability and translation for increased and extended protein expression. The optimizations potentially allow for strong and early immune responses at low doses, which will also support the state-of-the-art multivalent format of influenza vaccines as well as combination vaccine approaches.

Combined Phase 1/2 Study Start in Avian Influenza

On April 24, 2024, the start of the Phase 1 part of a combined Phase 1/2 study of an investigational influenza A (H5N1) pre-pandemic vaccine candidate was announced. The study assesses a monovalent vaccine candidate encoding an influenza A H5-antigen. The H5N1 avian flu virus is considered a potential future pandemic threat, able to sporadically cross species from its original bird host to other animal hosts to humans.

Interim Phase 2 Data of the Multivalent Seasonal Influenza Vaccine Candidate

A combined Phase 1/2 clinical study was initiated on May 8, 2023. The initial Phase 1 part compared a comprehensive series of multivalent, modified mRNA seasonal flu vaccine candidates with up to eight separate mRNA constructs per candidate, addressing all four WHO-recommended flu strains. Candidates were tested at different dose levels in 270 healthy younger adults (age 18-50). On September 12, 2023, we announced selection of a promising vaccine candidate for continued Phase 2 clinical development based on positive data from an interim analysis of the Phase 1 part. Interim safety data showed no safety concerns across all tested dose levels for the multivalent candidates. Immunogenicity of all candidates was assessed in parallel with a licensed seasonal flu vaccine comparator. The humoral responses observed supported the selection of the preferred vaccine candidate.

We announced dosing of the first participant with the preferred vaccine candidate in the Phase 2 part of the study on November 1, 2023. The potentially differentiated, multivalent candidate encodes antigens matched to all WHO-recommended flu strains. In the Phase 2 part, the selected candidate is being tested in younger (age 18-64) and older (age 65-85) adults at different dose levels compared to age-appropriate licensed seasonal flu comparator vaccines. On April 4, 2024, we announced that the selected candidate boosted antibody titers against all encoded flu strains and across all age groups and tested dose levels, including the lowest tested dose. The vaccine candidate was shown to have an acceptable safety and tolerability profile, with the majority of solicited adverse events reported as either grade 1 (mild) or grade 2 (moderate) within seven days of dosing. The results confirm previous findings that the platform elicits strong overall antibody titers at well-tolerated dose levels. Among younger and older adults, geometric mean titers generated by the vaccine candidate against influenza A strains numerically exceeded the geometric mean titers of the licensed comparator vaccines consistently across all tested dose levels. For influenza B strains geometric mean titers were lower than those elicited by the licensed comparator vaccines across both age groups and tested dose levels. Targeted optimizations to further improve immune responses against influenza B strains will be tested in an additional Phase 2 study.

Preliminary Phase 1 Data of Monovalent Seasonal Influenza Construct Flu SV mRNA

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

Interim data supported the progression of the modified second-generation mRNA technology for the development of a multivalent mRNA flu vaccine as it is tested in the currently ongoing Phase 2 part of the combined Phase 1/2 study.

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

Collaborations

We have entered into various licensing and commercialization agreements, including the following agreements with respect to product candidates:

Collaboration and License Agreements

2020 GlaxoSmithKline Collaboration and License Agreement

In July 2020, we entered into a Collaboration and License Agreement with GSK, which we refer to as the 2020 GSK Agreement, pursuant to which we are collaborating with GSK to research, develop and commercialize prophylactic and therapeutic non-replicating mRNA-based vaccines and antibodies targeting infectious disease pathogens. Under the terms of the 2020 GSK Agreement, we granted GSK a worldwide exclusive, sublicensable (subject to certain conditions) license under certain of our intellectual property relating to vaccines and antibodies encoded by our proprietary mRNA targeting certain selected pathogens, or GSK Program Products, and a non-exclusive license under certain LNP technology to develop, manufacture and commercialize a certain number of such GSK Program Products for use in connection with the infectious diseases targeted under the 2020 GSK Agreement. We additionally granted GSK an exclusive option for a certain period to add additional products in the field of infectious diseases as GSK Program Products. If such additional product targets a coronavirus other than SARS-CoV-2, at our election such product will be developed and commercialized on a cost and profit split basis under the GSK COVID Agreement. GSK is permitted for a certain period to replace any of the GSK Program Products with an alternative product, up to a certain number of times, and to exchange any antigen or antibody for which we have granted GSK a license under LNP technology for an alternative antigen or antibody, up to a certain number of times. In April 2023, GSK exercised its replacement right to replace one product. In the event we obtain rights to any intellectual property controlled by a third party that is useful for the development, manufacture or commercialization of the GSK Program Products, but which is not necessary to obtain freedom to operate with respect to the use or exploitation of our technology or know-how, we must, at GSK’s election, use commercially reasonable efforts to obtain a sublicense to such rights on behalf of GSK. Under the terms of the 2020 GSK Agreement, GSK granted us a royalty-free, non-exclusive license under certain GSK-controlled technology to perform certain development and manufacturing activities under the 2020 GSK Agreement. The 2020 GSK Agreement was amended and restated in April 2021, September 2021, February 2022 and March 2022. Under the September 2021 Amendment, each party also granted the other party a royalty-free, perpetual, worldwide, non-exclusive, sublicensable license under certain inventions created by such party to freely practice, use and exploit such inventions in any field.

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

GlaxoSmithKline COVID Collaboration and License Agreement

In April 2021, we entered into a collaboration agreement with GSK, which we refer to as the GSK COVID Agreement, pursuant to which we are collaborating with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as our second-generation COVID-19 vaccine candidates, CV0601 or CV0701. These vaccine candidates may either be used to protect unvaccinated individuals or to serve as boosters in the event that SARS-CoV-2 immunity gained from an initial vaccination reduces over time.

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

The CureVac-GSK Consortium submitted an application and offer under the Tender Procedure for the award of a Pandemic Preparedness Agreement. On April 8, 2022, the Federal Republic of Germany sent a letter confirming that the CureVac-GSK Consortium had been awarded a Pandemic Preparedness Agreement. Following a qualification phase of a maximum of two years from the award date, the Pandemic Preparedness Agreement grants the government access to a manufacturing capacity of 80 million doses of mRNA-based vaccine per year until 2029, subject to extension. Under the contract, after successful achievement of pandemic preparedness by the end of the qualification phase, the contract will enter into a stand-by phase during which the government will pay the CureVac-GSK Consortium an annual stand-by fee. During the stand-by phase, the CureVac-GSK Consortium is required to maintain a manufacturing capacity of 80 million doses of mRNA-based vaccine per year at constant readiness. The Pandemic Preparedness Agreement is subject to termination by the Federal Republic of Germany or the CureVac-GSK Consortium if, among other things, by the end of the qualification phase the CureVac-GSK Consortium does not have an mRNA-based vaccine for which a marketing authorization (which may be temporary) for the German market has been granted. On April 9, 2024, the CureVac-GSK Consortium terminated the Pandemic Preparedness Agreement, effective as of May 31, 2024.

Genmab Collaboration and License Agreement

In December 2019, we entered into a Collaboration and License Agreement with Genmab, which we refer to as the Genmab Agreement, to research and develop up to four potential differentiated mRNA-based antibody products, to be selected by Genmab, based on the combination of our proprietary RNAntibody technology with Genmab’s proprietary antibody technology for the treatment of human diseases. The Genmab Agreement was amended in July 2020, December 2020 and June 2021. Pursuant to the Genmab Agreement we granted Genmab an exclusive, worldwide, sublicensable (subject to certain conditions) license under our mRNA technology for the development, manufacture and commercialization of an mRNA antibody product designed to express a certain Genmab proprietary antibody, which we refer to as the Genmab First Program. However, in June 2023 Genmab notified us of its intent to terminate the Genmab First Program under the Genmab Agreement effective in September 2023. Such termination did not terminate the Genmab Agreement in its entirety, but rather only with respect to certain license and exclusivity provisions related to the Genmab First Program. We additionally granted Genmab an exclusive, worldwide, sublicensable license under our mRNA technology for the research and preclinical development of up to four additional mRNA antibody product concepts and an option to obtain an exclusive, worldwide, sublicensable (subject to certain conditions) license to develop, manufacture and commercialize product candidates for up to three of such product concepts. We have the option to share in the costs and profits in connection with the development, manufacture and commercialization of one of the additional mRNA antibody product concepts under predefined terms and conditions.

We may not, directly or indirectly, offer any rights to a third party under the technology we license to Genmab for the additional product concepts and targets being developed under the Genmab Agreement or conduct or participate in the development, manufacture or commercialization of any antibody product that is directed at a target being developed under the Genmab Agreement for certain periods of time.

In partial consideration for entering into the Genmab Agreement, Genmab paid us an upfront fee of $10 million and made a €20 million equity investment. Genmab is additionally required to pay us up to $30 million in option exercise fees. If Genmab exercises any of its options to obtain commercial licenses for the additional mRNA antibody concepts, Genmab would fund all research and would develop and commercialize any resulting product candidates. We are additionally eligible to receive up to between $25 million and $43 million in development milestone payments, $100 million and $125 million in regulatory milestone payments and $150 million and $200 million in commercial milestone payments for each product, depending on the specific product concept. In addition, we are eligible to receive a mid-single-digit to low teens percentage tiered royalty on aggregate net sales of licensed products, on a per product basis and subject to certain customary reductions. Genmab’s royalty obligation continues on a country-by-country and product-by-product basis until the later of the expiration of the last-to-expire valid claim in the licensed patents in such country covering such licensed product, expiration of regulatory exclusivity for such product in such country or 10 years from the date of the first commercial sale of such product. In the event we exercise our right to share in the development, manufacture and commercialization of a product, we must pay Genmab a one-time payment of $3 million and refund any option fee paid by Genmab with respect to such product. As of December 31, 2023, we have received $1 million in development cost reimbursements, and we have not received any reservation, product selection, option exercise or sublicense fees or milestone or royalty payments.

We are required to use commercially reasonable efforts to perform our obligations under the research and development plans established in connection with the Genmab Agreement. Genmab is required to use commercially reasonable efforts to identify and develop each additional product Genmab adds to the development program under the Genmab Agreement, and to further develop each optioned product to marketing authorization and to commercialize each product for which it obtains regulatory approval. We and Genmab are required to make available to the other party all preclinical development data for each program under development under the Genmab Agreement until filing of an IND for such program. Following IND filing for a product, we and Genmab will establish a collaboration committee where Genmab will share the status, progress and results of the development of the respective product.

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

Arcturus Development and Option Agreement

In January 2018, we entered into a Development and Option Agreement with Arcturus, which we refer to as the Arcturus Agreement, pursuant to which Arcturus granted us the right to reserve a certain number of targets and an irrevocable offer to obtain a license to a certain number of such reserved targets to develop, manufacture and commercialize products containing Arcturus’s LNP technology (LMD technology) and mRNA constructs intended to express such targets. The Arcturus Agreement expired in July 2023. We did not accept the offer with respect to any targets.

As of December 31, 2023, we made payments totaling $5.6 million to Arcturus reimbursing Arcturus for development costs and in connection with our FTE funding obligations.

Acuitas Development and Option Agreement

In April 2016, we entered into a Development and Option Agreement with Acuitas, which as amended we refer to as the Acuitas Agreement, pursuant to which Acuitas granted us the right to reserve a certain number of vaccine and other targets and an option to obtain a license to a certain number of such reserved targets to develop, manufacture and commercialize products containing Acuitas’s LNP technology and mRNA constructs intended to express such targets. With respect to a certain number of nonexclusive licenses to vaccine targets that we obtain under the Acuitas Agreement, Acuitas additionally granted us an option to exchange each vaccine target licensed under such nonexclusive license for an alternate vaccine target for a certain period. As of December 31, 2023, we have exercised our option to obtain a nonexclusive license to 18 targets, and have not exercised our option to exchange a vaccine target licensed under any nonexclusive license. In connection with an amendment to the Acuitas Agreement dated February 13, 2024, Acuitas also granted us the right to evaluate, and an option to obtain a license to, certain of Acuitas’s LNP technology for personalized cancer vaccine products.

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

We are further required to pay Acuitas annual target reservation and maintenance fees of up to $1.4 million if we reserve the maximum number of targets permitted under the Acuitas Agreement. We are additionally required to pay an option exercise fee ranging from $50,000 to $2 million upon each exercise of our option under the Acuitas Agreement, subject to certain additional fees ranging from $10,000 to $200,000 for the exercise of our option for certain other vaccine targets. We paid Acuitas a $5 million upfront fee in connection with an amendment to the Acuitas Agreement dated July 2020 and, upon each exercise of our option to exchange a vaccine target licensed under any non-exclusive license, we paid an exchange fee of $3 million. We paid Acuitas a $3 million upfront fee in connection with an amendment to the Acuitas Agreement dated December 2020 and paid two annual payments of an additional $250,000 per option to extend certain options. Under each license agreement we enter into in connection with our exercise of our option, we will additionally be required to make low single-digit percentage tiered royalty payments, subject to certain customary reductions, on a country-by-country and a product-by-product basis until the later of the expiration of the last-to-expire licensed patent in such country covering such licensed product, expiration of regulatory exclusivity for such product in such country or 10 years from the date of the first commercial sale of such product in such country. Under each such license we additionally must pay up to between $1.1 million and $9 million in development milestone payments, $1.3 million and $7 million in regulatory milestone payments and $1.3 million and $7 million in commercial milestone payments, depending on whether the license is exclusive or non-exclusive and the number of options exercised to date. As of December 31, 2023, we have exercised our option to obtain a non-exclusive license to 18 targets. As of December 31, 2023, we have paid Acuitas $9.7 million in reservation and option exercise fees, $0.6 million in license maintenance fees and $1.75 million for certain options not yet exercised and have made payments totaling $9.0 million reimbursing Acuitas for development costs and LNP batches and in connection with our FTE funding obligations. Payments made under the license agreements entered into in connection with our exercise of our option under the Acuitas Agreement are described below.

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

Acuitas Non-exclusive License Agreements

For each option we have exercised under the Acuitas Agreement, we have entered into a non-exclusive license agreement with Acuitas with respect to such optioned product, all based on the same form agreement, which we collectively refer to as the Acuitas License Agreements. Under the Acuitas License Agreements, Acuitas grants us a non-exclusive, non-transferable, sublicensable (subject to certain conditions) worldwide license under Acuitas’s LNP technology to develop, manufacture and commercialize licensed products directed to the optioned targets. We may convert the non-exclusive licenses to exclusive licenses subject to certain additional financial obligations. As of December 31, 2023, we have not converted any non-exclusive license to an exclusive license.

We must pay Acuitas up to between $1.1 million and $1.6 million in development milestone payments, $1.3 million and $1.8 million in regulatory milestone payments and $1.3 million and $1.8 million in commercial milestone payments under each Acuitas License Agreement upon the occurrence of certain milestone events. We additionally are obligated to pay Acuitas annual fees ranging from $5,000 to $10,000 for any additional protein targeted by a vaccine product licensed under an Acuitas License Agreement after a certain milestone event. We are further required to pay Acuitas a low single-digit tiered percentage royalty on net sales of licensed products, subject to certain potential customary reductions. Our royalty obligations continue under each Acuitas License Agreement on a country-by-country and product-by-product basis until the later of the expiration of the last-to-expire licensed patent claim covering such licensed product in such country, expiration of any regulatory exclusivity period for such product in such country and 10 years following the first commercial sale of such product in such country. As of December 31, 2023, we have made $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to Rabies RAV-G, $1.4 million in development milestone payments (Phase I, Phase II and Phase III milestone payments) to Acuitas with respect to the license agreement relating to the SARS-CoV-2 Spike protein S, $350,000 in development milestone payments to Acuitas with respect to the license agreement relating to the Influenza hemagglutinin (HA) antigen, $1.0 million in development milestone payments to Acuitas with respect to the license agreement relating to CVGBM, and have not made any royalty payments.

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

CRISPR Therapeutics Development and License Agreement

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics, which as amended by a first amendment entered into in June 2020 and a second amendment entered into in October 2023, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. Under the terms of the CRISPR Therapeutics Agreement, we granted CRISPR Therapeutics a worldwide, exclusive (even to us), sublicensable (subject to certain conditions) license under certain intellectual property rights that are reasonably necessary or useful to develop, manufacture or commercialize products comprising Cas9 mRNA constructs, and under any patents controlled by us that arise from inventions discovered under the CRISPR Therapeutics Agreement to develop, manufacture and commercialize three of CRISPR Therapeutics’ in vivo gene-editing programs for certain diseases. CRISPR Therapeutics granted us an exclusive (even as to CRISPR Therapeutics), worldwide, cost-free sublicense to manufacture products comprising Cas9 mRNA constructs for CRISPR Therapeutics.

CRISPR Therapeutics has paid us an upfront one-time technology access fee of $3 million and we are eligible to receive up to $28 million in development milestone payments, $52 million in regulatory milestone payments and $260 million in commercial milestone payments, as well as mid single-digit percentage royalties from CRISPR Therapeutics on the net sales of licensed products on a product-by-product and country-by-country basis, subject to certain potential customary reductions. CRISPR Therapeutics’ royalty obligations continue on a product-by-product and country-by-country basis until the later of the date when there are no valid patent claims under our licensed patents covering such licensed product in such country, the date when regulatory exclusivity for such licensed product in such country expires and 10 years following the date of first commercial sale of such licensed product in such country. CRISPR Therapeutics is additionally required to reimburse us for our FTE costs and reasonable out-of-pocket expenses incurred performing development activities under the CRISPR Therapeutics Agreement. In the event CRISPR Therapeutics exercises its right to sublicense under the agreement, CRISPR Therapeutics must pay us a low teens to mid-twenties percentage of any non-royalty sublicense income, depending on the timing of the sublicense and whether the sublicense is granted through an affiliate of CRISPR Therapeutics. As of December 31, 2023, we have received €8.4 million in payments, for the supply of materials and FTE cost, development reimbursements and upfront one-time technology access fee and no milestone, royalty or sublicense fee payments. Additionally, as of December 31, 2023, we have invoiced CRISPR Therapeutics for certain amounts under the agreement in connection with the second amendment, which confirmed the parties’ intention to stop work on two programs under the CRISPR Therapeutics Agreement, terminated all licenses granted by CureVac to CRISPR Therapeutics with respect to such programs and added three new programs.

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

Bill & Melinda Gates Foundation Partnership

In May 2014, we entered into a contract agreement with the Bill & Melinda Gates Foundation for the development of a vaccine for rotaviruses. Under the terms of the contract grant, as amended by an amendment entered into November 2020, the Bill & Melinda Gates Foundation will provide up to $3.0 million in funding, and we are required to perform certain activities specified in a project collaboration plan. As of December 31, 2023, we have received $3.0 million in funding under the agreement. We own all intellectual property created using contract funding; however, we must make any Bill & Melinda Gates Foundation-funded products available at an affordable price in a list of clearly defined low and lower middle-income countries. The term of the rotavirus agreement expired in June 2022. Our global access commitments survive termination or expiration of the agreement.

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

In November 2016 in connection with and subject to the terms of the Global Access Agreement, we were awarded a grant for up to $0.9 million in funding from the Bill & Melinda Gates Foundation for the development of a vaccine for picornaviruses. As of December 31, 2023, we have received $0.7 million in funding under the grant agreement. We granted the Bill & Melinda Gates Foundation a non-exclusive, perpetual, irrevocable, worldwide, royalty-free, fully paid-up, sublicensable license to make, use, sell, offer to sell, import, distribute, copy, modify, create derivative works, publicly perform and display any products developed using grant funding; however, in the event we demonstrate to the satisfaction of the Bill & Melinda Gates Foundation that we are able to meet its global access requirements, such license will be modified or terminated. The term of the picornavirus grant expired in June 2022; however, our global access commitments survive. Following the completion of the project, the Bill & Melinda Gates Foundation requested a reimbursement for unspent funds. As of December 31, 2023, we have paid unspent funds of $0.2 million back to the Bill & Melinda Gates Foundation.

In November 2017, also in connection with and subject to the terms of the Global Access Agreement, we were awarded two additional grants for up to $1.9 million and $1.5 million from the Bill & Melinda Gates Foundation for the development of a universal influenza vaccine and a malaria vaccine, respectively. By an amendment entered into November 2020, our grant for the development of a malaria vaccine was increased by an additional $0.8 million. As of December 31, 2023, we have received $1.9 million and $2.2 million, respectively, in funding under each grant agreement. The programs will leverage our advanced RNActive® prophylactic vaccine technology to develop mRNA-based universal influenza and malaria vaccines. The malaria grant agreement expired in December 2022 and the universal influenza grant agreement expired in March 2022; however, our global access commitments survive.

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

CEPI agreed to contribute up to $34 million in funding for projects undertaken under the CEPI Agreement and an additional $15.3 million in connection with development of CVnCoV. In the event of our commercial use of the pharmaceutical products developed under the CEPI Agreement, other than CVnCoV, we must notify CEPI and agree in good faith how such commercial benefits are to be equitably managed between the parties. As of December 31, 2023, we have received €27.1 million in funding for projects undertaken under the CEPI Agreement.

We solely own all intellectual property developed under the CEPI Agreement but are required to obtain CEPI’s consent prior to exploiting any intellectual property developed under the CEPI Agreement if such exploitation is in conflict with or goes against CEPI’s mission or policies.

The CEPI Agreement terminated in February 2022, except with respect to certain ongoing projects, which are contemplated to be completed in March 2024. Following the completion of the CEPI Agreement, CEPI requested a partial reimbursement of $1.0 million for unspent funds. As of December 31, 2023 we have paid these unspent funds back to CEPI.

Tesla Automation Development and Intellectual Property Agreement

In November 2015, we entered into a development and intellectual property agreement with Tesla Automation, formerly trading under the name of Tesla Grohmann Automation, which we refer to as the Tesla Automation Agreement, pursuant to which Tesla Automation agreed to design, develop and manufacture certain automated manufacturing machines on our behalf. We are obligated to pay Tesla Automation a fee for each machine delivered by Tesla Automation and up to $50 million to $60 million in commercial milestone payments as well as certain development costs under each associated work order. As of December 31, 2023, we have paid Tesla Automation €22 million to €23 million in development costs under various work orders, and we have not paid any fees for machines provided under the Tesla Automation Agreement or made any milestone payments.

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

Research and Option Agreement with myNEO

On May 12, 2022, we entered into a Research and Option Agreement (“R&O”) with myNEO, pursuant to which, as amended in January 2023, we will collaborate to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. To achieve this goal, myNEO will leverage its biological datasets, its integrated machine learning and bioinformatics platform to identify and validate specific antigen targets predicted to elicit a strong immune response. Under the R&O, we aim to develop and commercialize at least two new medicinal products for the treatment of non-small cell lung cancer and melanoma (the “Main Indications”) and potentially other indications. We are required to use commercially reasonable efforts to develop at least one product for each of the Main Indications, to file marketing approval applications for such products and commercialize such products in at least one of certain countries. Under the R&O, myNEO will own all intellectual property rights generated solely by myNEO or jointly with us during the first three phases of the R&D plan (the “R&D Project IP”). We received a non-exclusive, royalty-free, non-assignable, sublicensable, worldwide license under certain patents and know-how owned by myNEO and R&D Project IP to the extent required to perform our research and development obligations under the agreement until the completion of a certain phase of the R&D plan. We were also granted with an exclusive option to acquire all of myNEO’s rights under certain R&D Project IP relating to certain target lists, which we exercised on April 12, 2023. In connection with our exercise of such option, we granted myNEO a non-exclusive, royalty-free, perpetual license back to such IP to make, use or sell certain targets in the field of patient-specific vaccines. Under the R&O, myNEO agrees to work exclusively with us to develop and validate shared antigens for the Main Indications until the earlier of the date of the first phase I clinical trial for either Main Indication or 24 months after we exercised our option.

Under the R&O, we paid myNEO an upfront one-time technology access fee of €138,000 and myNEO is eligible to receive up to €17.5 million in research and development milestone payments with respect to the Main Indications, up to €175,000 in research and development milestones payments with respect to indications other than the Main Indications, up to €30 million in commercial milestone payments with respect to the Main Indications and up to €7.5 million in commercial milestone payments with respect to indications other than the Main Indications, as well as low single-digit percentage royalties on the net sales of licensed products in the Main Indications and sub single-digit percentage royalties on the net sales of licensed products for indications other than the Main Indications. Our royalty obligations continue on a product-by-product and country-by-country basis until the earlier of the date when there are no valid patent claims covering such licensed product in such country and 10 years following the date of first commercial sale of such licensed product in such country. On October 9, 2023, we notified myNEO that we reached a research and development milestone where we selected four antigens for further development, which we intend to use in a clinical candidate for the indication head and neck squamous-cell carcinoma, which is an indication other than the Main Indication.

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

Sponsored Collaboration Agreements

Schepens Institute Research Agreement

In March 2019, we entered into a sponsored research agreement, as amended in April 2020, July 2021, September 2021, August 2022, January 2023, June 2023 and February 2024 (as amended, the “Schepens Agreement”), with The Schepens Eye Research Institute, Inc. (“SERI”) and Massachusetts Eye and Ear Infirmary (“MEEI”), pursuant to which SERI and MEEI agreed to perform certain research activities for mRNA-based eye therapy candidates. Under the Schepens Agreement, SERI and MEEI granted us an exclusive option to initiate negotiations for an exclusive or non-exclusive license to SERI’s interest in any inventions developed under the Schepens Agreement. SERI and MEEI additionally granted us an exclusive option to negotiate an exclusive license to certain background intellectual property. Upon the exercise of such option and upon execution of the contemplated license, we would be required to pay SERI a $30,000 upfront payment, up to $0.8 million in development milestone payments and $1.8 million in regulatory milestone payments, and a low single-digit percentage royalty on net sales subject to certain minimum annual payments. We are required to provide $1.7 million in funding to SERI and MEEI in multiple payments during the term of the Schepens Agreement. As of December 31, 2023, we have provided $2.0 million in funding to SERI and MEEI under the Schepens Agreement.

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

The Schepens Agreement continues until June 2024, unless extended by mutual agreement or earlier terminated. Both parties have the right to terminate the Schepens Agreement for the other party’s material breach following a cure period, and SERI has the right to terminate in the event of our insolvency. We additionally have the right to terminate the Schepens Agreement for convenience following a notice period. In the event SERI terminates for our material breach or insolvency or we terminate for convenience, we must reimburse SERI for all costs incurred to date and provide certain additional funding for a three-month period. In the event we terminate for SERI’s material breach, we must reimburse SERI for all noncancellable commitments.

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

In other respects, upon the EC’s request, we will transfer any raw materials and/or primary components paid for with the upfront payment that were not used as of the termination date. Additionally, should the EC request, or should we successfully sell, any raw materials and/or primary components, then an applicable portion of such raw materials, primary components or proceeds, as the case may be, will be remitted to the EC. This repayment agreement expired at the end of 2022 and an amount of €4.1 million was paid to the EC as of December 31, 2023.

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

On April 9, 2024, the CureVac-GSK Consortium notified the Federal Republic of Germany of its termination of the Pandemic Preparedness Agreement.

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

Patents

As of March 19 2024, we own approximately 103 issued U.S. patents, 116 pending U.S. patent applications, 170 issued foreign patents (including 43 European patents, which have been validated in various European countries resulting in a total of approximately 395 national patents in European countries and including two European patents with unitary effect), 410 pending foreign patent applications (including 74 pending European patent applications) and 18 pending Patent Cooperation Treaty, or PCT, patent applications, including several patent families that are jointly owned with third parties. These patents include claims relating to our RNAoptimizer technology platform, and our COVID-19 and Influenza vaccine candidates, and our proprietary LNP technology, as described further below.

RNAoptimizer

As of March 19, 2024, we own 23 issued U.S. patents, 20 pending U.S. patent applications, 92 issued foreign patents, including in Europe, Canada, China, India, Israel, Japan, the Republic of Korea, Singapore, Mexico and Australia, and 90 pending foreign patent applications and three PCT patent applications relating to our RNAoptimizer technology, including patents and patent applications relating to ORF optimization, UTR optimization, novel CAP analogs, protein optimization and formulation. Our RNAoptimizer technology is used in our Influenza and SARS-CoV-2 product candidates. The issued patents are expected to expire between 2025 and 2037, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2022 and 2044, excluding any additional term for patent term adjustments or patent term extensions.

Influenza Vaccine candidates

As of March 19, 2024, we own 11 issued U.S. patents, 17 pending U.S. patent applications, 49 issued foreign patents, including in Europe, Canada, China, India, Israel, Japan, the Republic of Korea, Singapore, Mexico and Australia and 49 pending foreign patent applications and one PCT patent application relating to our Influenza product candidates. The issued patents are expected to expire between 2022 and 2038, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2022 and 2043, excluding any additional term for patent term adjustments or patent term extensions.

COVID-19 Vaccine Candidates

As of March 19, 2024, we own 14 issued U.S. patents, 17 pending U.S. patent applications, 47 issued foreign patents, including in Europe, Canada, China, India, Japan, the Republic of Korea, Singapore, Russia, Mexico and Australia, 80 pending foreign patent applications and one PCT patent application relating to our COVID-19 product candidates. The issued patents are expected to expire between 2022 and 2041, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2022 and 2043, excluding any additional term for patent term adjustments or patent term extensions.

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

Trademarks

As of April 2, 2024, we own trademark registrations or registration applications for CureVac, and the CureVac logo in the United States and in certain foreign jurisdictions including Europe.

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

Data Privacy and Cybersecurity Laws

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

There are additional companies that are working on potential mRNA medicines. Companies with clinical programs with mRNA include BioNTech/Pfizer, Moderna, eTheRNA Immunotherapies, Translate Bio, GlaxoSmithKline Sanofi, AstraZeneca, Merck & Co. and Arcturus Therapeutics and those programs include, Ethris and Genevant Sciences. In COVID-19, our monovalent vaccine candidate, CV0601, and in seasonal influenza our multivalent vaccine candidate are currently the main focus of other pharmaceutical companies, some with more considerable capital resources than ours. For example, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 have been approved by the FDA, EMA and other regulatory agencies.. For influenza, no mRNA-based vaccine has been approved so far with the current standard-of-care being well-established protein-based vaccines. Thus, we expect intense competition for our vaccine candidates from other pharmaceutical companies not limited to the field of mRNA medicines. In addition, the oncology therapeutics landscape in general is highly competitive and includes large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. It includes both competition from marketed therapies as well as potential new therapeutics in development. We may compete with products with different mechanisms of action as well as against established standards of care. We expect our intratumoral immunotherapy candidates for the treatment of solid tumors to face direct competition from companies such as Moderna and BioNTech in collaboration with Sanofi in addition to several non-mRNA-based approaches.

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

We are currently operating three GMP-certified suites. Our GMP I and II facilities were designed to run up to 14 different products in parallel, using a lab-scale process. The facilities cover all steps from starting material pDNA, through mRNA manufacturing to formulated bulk. Our GMP I and II facilities are dedicated to providing supplies for early clinical development (Phase 1 and 2), with capacity to produce multiple batches per year. In 2019, we expanded our production capacity to meet the increasing demands for clinical studies and potential future initial commercial supply by adding a GMP III facility. Our GMP III facility allows us to achieve additional scale and reduce manufacturing process time. This facility focuses on the production of mRNA, and formulated bulk. We currently use our GMP/II facility and CMOs for starting material plasmid DNA (pDNA). The GMP III facility is intended to provide supply for early to late-stage clinical studies and initial potential market supply and is based on a new scalable process design compared to our GMP I and II facilities. We are currently in the process of certifying a GMP IV facility (shown in the picture below), which is being designed to cover all manufacturing steps from starting material (pDNA) to formulation.

GMP IV facility

The RNA Printer

In addition to our GMP I-IV manufacturing facilities, we are operating an integrated and highly automated production unit, The RNA Printer®. The RNA Printer® is a GMP-grade end-to-end system that is being designed to downscale, accelerate and automate the manufacturing process. The fully synthetic production process allows us to have rapid manufacturing of products and offer reproducibility and high standardization. It includes automated cleaning and sanitization in place procedures and continuous process verification. The current setup covers DNA and RNA production for automated downstream and upstream production up to drug substance. We have obtained a Manufacturing License for a mRNA in the cancer vaccine development program to support CureVac’s oncology strategy from the regional authority in Baden-Württemberg as announced in November 2023. In April 2024, we announced that the system was also granted a Framework License from the same authority that significantly broadens its regulatory freedom and flexibility to manufacture different mRNA vaccine candidates. The regulatory approval process for the formulation Module is ongoing.

The RNA Printer®

The key characteristics of The RNA Printer® are rapid throughput, easy operator access to equipment, sophisticated precision control software and data capture, and the small footprint that allows for easy decentralization. We view The RNA Printer® as complementary to our manufacturing strategy. With its modular design and decentralized concept, we believe The RNA Printer® could be used to facilitate broad access to mRNA technology and enable mRNA product developments, e.g. for patient access to advanced and personalized mRNA-based therapies in oncology.

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

Since 2006, we have operated a manufacturing facility in Tübingen, Germany, the first worldwide GMP-compliant mRNA production plant with two multi-product suites (GMP I and II). These facilities contain approximately 16,145 square feet of laboratory space, including 2,800 square feet of GMP facilities, and are dedicated to providing supplies for early clinical development (Phases 1 and 2 of clinical trials). In addition, we have established a third in-house production suit (GMP III) with an upscaled manufacturing process, which was certified in December 2019. We currently occupy 2,800 square feet of GMP III facility for the production of mRNA. Our GMP III facility is intended to provide supplies for our late-stage clinical studies and anticipated early market supply. These manufacturing facilities are located in Tübingen, Germany, Paul-Ehrlich-Strasse 15 and are leased via the abovementioned sublease agreements entered into with CureVacManufacturing GmbH.

We have also constructed a new CureVac owned manufacturing facility, for a GMP production process at large scale, from starting material to formulation(GMP IV). This facility is expected to be approximately 128,000 square feet. The expected cost of completion is €171.1 million, and as of December 31, 2023, we have spent €170.6 million on completing the GMP IV facility.

In addition, we lease land and small- to mid-scale buildings for our offices and laboratories in Tübingen approximately 111,000 sq. feet. We occupy approximately 27,000 square feet of additional offices and laboratories in Tübingen, Germany, Rosentalstrasse 15 for research and development (or Technology Department). The agreement started on March 1, 2022.

We lease an aggregate of approximately 337,300 square feet, in Germany, Europe and the United States. The following table summarizes information with respect to the principal facilities leased by us:

Area
Location	(Approximate Sq. Feet)
Germany:
Tübingen	287,000
Frankfurt am Main	8,600
Wiesbaden	14,800
Total:	310,400
Belgium:
Louvain La Neuve	5,200
Total	5,200
Netherlands:
Amsterdam	8,800
Total:	8,800
United States:
Boston	12,900
Total:	12,900
Total	337,300

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with CureVac’s audited consolidated financial statements as of December 31, 2022 and 2023, and for the years ended December 31, 2021, 2022 and 2023, and the notes thereto, included elsewhere in this Annual Report. Financial information presented in the consolidated financial statements for periods prior to the completion of our corporate reorganization is that of CureVac AG (currently CureVac SE), our wholly owned subsidiary. The consolidated financial statements of CureVac N.V. are a continuation of the historical consolidated financial statements of CureVac AG (currently CureVac SE). CureVac AG (currently CureVac SE) was acquired by CureVac B.V., which subsequently converted into CureVac N.V. on August 14, 2020, as part of our corporate reorganization. CureVac B.V. had no assets, liabilities or contingent liabilities until the completion of our corporate reorganization. Following the corporate reorganization, CureVac N.V. became the holding company of CureVac AG (currently CureVac SE) and the historical consolidated financial statements of CureVac AG (currently CureVac SE) included in this Annual Report became the historical consolidated financial statements of CureVac N.V. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report.

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

All of the product candidates are still in development, and we have incurred and will continue to incur significant research and development costs for preclinical studies and clinical trials. We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates. Due to our accelerated efforts to develop our first-generation backbone COVID-19 vaccine candidate, CVnCoV, we incurred research and development expenses that significantly exceeded our historical levels of research and developments expenses. Additionally, our October 2021 notification to the European Commission, or EC, of the withdrawal of our regulatory approval application for CVnCoV resulted in our recognition of several expenses, which have contributed to our increased expense levels, but which we do not expect to recur in future periods. In April 2021, we entered into a collaboration agreement with GSK for the development of a broad COVID-19 vaccine program based on our second-generation backbone. CV2CoV, a non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within LNPs, is the first representative of our COVID-19 vaccine program based on the second-generation backbone and presently in the Phase 1 clinical trial, as announced on March 30, 2022. Within this COVID-19 vaccine program, we plan to extend our technology platform also to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. We expect to incur significant expenses related to such second-generation backbone vaccine candidates. But, as we and GSK agreed to equally share the development costs for GSK COVID Products, our current level of research and development expenses will not continue to increase in the level as it did from 2020 to 2021. Once we conclude our research and development efforts related to a selected second-generation backbone vaccine candidate, we expect that our research and development expenses shall be consistent with our past trends before the COVID-19 pandemic, but we may find it necessary to continue such current trend with respect to our research and developments expenses or we may continue to increase further our research and development expenses. For example, we may continue to increase our research and development expenses for future research and development related to the next generation backbone for our COVID-19 vaccine candidates, such as for our second-generation backbone COVID-19 vaccine candidates or may pursue new indications with our technology platform.

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

We currently do not have any product candidates that have received regulatory approval. As such, we have not incurred any material commercialization expenses in connection with an approved product candidate. In February 2021, we initiated a rolling submission for our first generation COVID-19 vaccine candidate, CVnCoV, with the EMA, which was designed to allow the EMA to assess CVnCoV’s compliance with standards for vaccine efficacy, safety and pharmaceutical quality as a prerequisite for a formal market authorization application. Later in 2021, EMA informed us that the EMA would not start reviewing our submission for CVnCoV before the beginning of 2022. As a result, we estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. Data on the efficacy of CVnCoV was generated and published in June 2021. This efficacy data did not live up to our pre-trial expectations and fell behind the efficacy of competing COVID-19 vaccine products. The application for the marketing authorization for CVnCoV was withdrawn in early October 2021, as a necessary reaction to the efficacy data as well as the concerns and uncertainties resulting from such data on the granting of a marketing authorization and the expected concerns of prescribers and patients about using a COVID-19 vaccine with a lower efficacy compared to the vaccines already available on the market. After the withdrawal of the application for a marketing authorization for CVnCoV, we have focused our efforts on second-generation mRNA vaccines. The decision is aligned with the evolving dynamics of the pandemic response toward greater need for differentiated vaccines with the gradual transition from an acute pandemic to an endemic SARS-CoV-2 environment. In connection with the regulatory approval process, and in preparation for the commercialization of a second-generation COVID-19 vaccine, we expect our expenses related to commercialization to significantly decrease in the short-term due to our past commercialization efforts for CVnCoV. However, we expect that our expenses related to commercialization will significantly increase in the long term if a second-generation COVID-19 vaccine candidate reaches late clinical stages, but we expect that this increase in expenses will be mitigated by the GSK COVID Agreement, as described below. As part of the commercialization process of CVnCoV, we also entered into strategic partnerships with Bayer for the development, production and distribution of CVnCoV. In addition, pursuant to a preliminary agreement regarding the secondary manufacturing of CVnCoV we entered into with GSK, GSK would have supported the secondary manufacturing of up to 100 million doses of CVnCoV in 2021. Additionally, we also set up an integrated European manufacturing and supply network. After our decision to withdraw CVnCoV from the regulatory approval process, we have restructured this network to focus our efforts on the second-generation mRNA vaccine.

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

On April 8, 2022, we received a letter from the Federal Republic of Germany’s counsel confirming that the CureVac-GSK Consortium, was awarded with the Pandemic Preparedness Agreement. On April 9, 2024, the CureVac-GSK Consortium notified the Federal Republic of Germany of its termination of the Pandemic Preparedness Agreement, effective as of May 31, 2024. For further details on our Pandemic Preparedness Agreement, see “Item 4. Information on the Company — B. Business Overview — Pandemic Preparedness Agreement”.

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

GSK paid us an upfront payment of €120 million and is required to pay us a manufacturing capacity reservation fee of €30 million following a certain regulatory milestone event, which is creditable against future milestone payments. We are eligible to receive up to between €28 million to €45 million in development milestone payments, €32 million to €35 million in regulatory milestone payments and €70 million to €100 million in commercial milestone payments, depending on the product. Under the 2020 GSK Agreement, we granted GSK an exclusive option to add additional products in the field of infectious diseases to the license granted under the 2020 GSK Agreement and, upon each exercise of such option, GSK is required to compensate us for certain development costs and pay any accrued milestone payments. Additionally, GSK has the right to replace products licensed under the 2020 GSK Agreement and, if the replacement product was already under development by us, GSK must compensate us for certain development costs and pay any accrued milestone payments. We are additionally eligible to receive tiered royalty payments ranging from single-digit to low - teens percentages on net sales, subject to certain customary reductions. GSK is required to compensate us for certain development and regulatory costs we may incur in connection with performing our obligations under the 2020 GSK Agreement, and we are eligible to receive up to €20,000 in reimbursements for expenses incurred by recording or registering the licenses granted under the 2020 GSK Agreement. We retain the right to commercialize products developed under the 2020 GSK Agreement in Germany, Austria and Switzerland, as GSK’s exclusive distributor in these markets. Under any such distribution agreement to be entered into between us and GSK, we will be required to purchase supply from GSK and pay GSK a low thirties percentage royalty on net sales. Pursuant to the amendment in September 2021, we and GSK are required to complete certain development activities set forth in updated development plans. We and GSK agree to decide whether the products required for clinical studies will be manufactured by us, GSK or jointly.

Additionally, in April 2021, we entered into a new collaboration agreement with GSK, which we refer to as the GSK COVID Agreement, pursuant to which we are collaborating with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as our second-generation COVID 19 vaccine candidates, CV0601 and CV0701. These vaccine candidates may either be used to protect unvaccinated individuals or to serve as boosters in the event that SARS-CoV-2 immunity gained from an initial vaccination reduces over time. The GSK COVID Agreement was amended and restated in September 2021, February 2022 and March 2022, and further amended to update the research and development plan in August 2022. Pursuant to the amendment in September 2021, we and GSK are required to complete certain development activities with respect to the GSK COVID Products set forth in updated development plans. We and GSK agree to decide whether the GSK COVID Products required for clinical studies will be manufactured by us, GSK or jointly.

Under the GSK COVID Agreement, GSK paid us an upfront payment of €75 million. We and GSK agreed to equally share all development costs for GSK COVID Products, subject to certain exceptions. We and GSK will share all net profits generated from sales of GSK COVID Products, other than Combination Products (as defined therein), under profit sharing arrangements that in certain cases vary depending upon the GSK COVID Product in question, the time of sale, the number of doses sold and the party to whom the sale is made. We are eligible to receive tiered royalty payments ranging from sub-teen to mid-teen percentages on net sales of Combination Products, subject to certain customary reductions. Under the GSK COVID Agreement we have the right to commercialize GSK COVID Products in Austria, Germany and Switzerland and if we exercise such right, our sales of GSK COVID Products, other than Combination Products will be subject to the profit share and we will be required to pay GSK a high-teen percentage royalty on net sales of all Combination Products in such countries.

Genmab

In December 2019, we entered into a Collaboration and License Agreement, which we refer to as the Genmab Agreement, with Genmab to research and develop up to four potential differentiated mRNA-based antibody products, to be selected by Genmab, based on the combination of our proprietary RNAntibody technology with Genmab’s proprietary antibody technology for the treatment of human diseases. We collaborated on research to identify an initial product candidate designed to express a certain Genmab proprietary antibody, and we contributed a portion of the overall costs for the development of such product candidate. In June 2023, Genmab notified us of its intent to terminate the Genmab First Program under the Genmab Agreement effective in September 2023. Such termination did not terminate the Genmab Agreement in its entirety, but rather only with respect to certain license and exclusivity provisions related to the Genmab First Program. Under the Genmab Agreement, we further grant Genmab a license for the preclinical development of up to four additional mRNA antibody product concepts and options to obtain commercial licenses under our mRNA technology to develop, manufacture and commercialize product candidates for up to three of such product concepts.

Under the terms of the Genmab Agreement, Genmab paid us a $10 million upfront fee and made a €20 million equity investment in March 2020. Genmab is additionally required to pay us up to $30 million in option exercise fees. If Genmab exercises any of its options to obtain commercial licenses for the additional mRNA antibody concepts, Genmab would fund all research and would develop and commercialize any resulting product candidates. We are additionally eligible to receive up to between $25 million and $43 million in development milestone payments, $100 million and $125 million in regulatory milestone payments and $150 million and $200 million in commercial milestone payments for each product, depending on the specific product concept. In addition, we are eligible to receive a mid single-digit to low teens percentage tiered royalty on aggregate net sales of licensed products, on a per-product basis and subject to certain customary reductions. We retain an option to participate in development and commercialization of one of the potential additional mRNA antibody product concepts under predefined terms and conditions. In the event we exercise such right, we must pay Genmab a one-time payment of $3 million and refund any option fee paid by Genmab with respect to such product. As of December 31, 2023, we have received $1 million in development cost reimbursements and we have not received any reservation, product selection, option exercise or sublicense fees or milestone or royalty payments.

Arcturus

In January 2018, we entered into a Development and Option Agreement, which we refer to as the Arcturus Agreement, with Arcturus, which provided us with access to Arcturus LNP formulation technology which we used in combination with our mRNA technology. Such agreement expired in July 2023. As of December 31, 2023, we made payments totaling $5.6 million to Arcturus reimbursing Arcturus for development costs and in connection with our FTE funding obligations.

Acuitas

In April 2016, we entered into a Development and Option Agreement, which as amended we refer to as the Acuitas Agreement, with Acuitas, which provides us with access to Acuitas LNP formulation technology that we use in combination with our mRNA technology. We are required to pay Acuitas annual target reservation and maintenance fees of up to $1.4 million if we reserve the maximum number of targets permitted under the Acuitas Agreement and to reimburse Acuitas for certain costs incurred in connection with development activities and certain FTE costs. We are additionally required to pay an option exercise fee ranging from $50,000 to $2 million upon each exercise of our option to obtain a license for further development and commercialization with respect to a selected target, subject to certain additional fees ranging from $10,000 to $200,000 for the exercise of our option for certain other vaccine targets. We paid Acuitas a $5 million upfront fee in connection with an amendment to the Acuitas Agreement dated July 2020 and, upon each exercise of our option to exchange a vaccine target licensed under any non-exclusive license, we are required to pay an exchange fee of $3 million. We additionally paid Acuitas a $3 million upfront fee in connection with an amendment to the Acuitas Agreement dated December 2020 and paid two annual payments of an additional $250,000 per option to extend certain options. Under each license agreement in connection with our exercise of our option, we will additionally be required to make low single-digit percentage tiered royalty payments and must pay up to between $1.1 million and $9 million in development milestone payments, $1.3 million and $7 million in regulatory milestone payments and $1.3 million and $7 million in commercial milestone payments, depending on whether the license is exclusive or non-exclusive and the number of options exercised to date. As of December 31, 2023, we have exercised our option to obtain a non-exclusive license to 18 targets, subject to customary closing conditions. As of December 31, 2023, we have paid Acuitas $9.7 million in reservation and option exercise fees, $0.6 million in license maintenance fees and $1.75 million for certain options not yet exercised and have made payments totaling $9.0 million reimbursing Acuitas for development costs and LNP batches and in connection with our FTE funding obligations.

For each option that we have exercised under the Acuitas Agreement, we have entered into a non-exclusive license agreement with Acuitas with respect to such optioned target, all based on the same form agreement, which we refer to as the Acuitas License Agreements. We are required to pay Acuitas up to between $1.1 million and $1.6 million in development milestone payments, $1.3 million and $1.8 million in regulatory milestone payments and between $1.3 million and $1.8 million in commercial milestone payments under each Acuitas License Agreement. We must pay Acuitas annual fees ranging from $5,000 to $10,000 for any additional protein targeted by a vaccine product licensed under each Acuitas License Agreement after a certain milestone event. Additionally, we are obligated to pay Acuitas a low single-digit percentage royalty on net sales of licensed products. As of December 31, 2023, we have made $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to Rabies RAV-G, $1.4 million in development milestone payments (Phase I, Phase II and Phase III milestone payments) to Acuitas with respect to the license agreement relating to the SARS-CoV-2 Spike protein S, $350,000 in development milestone payments to Acuitas with respect to the license agreement relating to the Influenza hemagglutinin (HA) antigen, $1.0 million in development milestone payments to Acuitas with respect to the license agreement relating to CVGBM, and have not made any royalty payments.

CRISPR Therapeutics

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics, which, as amended by the first amendment entered into in June 2020 and the second amendment entered into in October 2023, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. Under the CRISPR Therapeutics Agreement, we granted CRISPR Therapeutics an exclusive worldwide license to use our improved Cas9 constructs for the development and commercialization of three of its in vivo gene-editing programs for certain diseases.

CRISPR Therapeutics has paid us an upfront one-time technology access fee of $3 million and we are eligible to receive up to $28 million in development milestone payments, $52 million in regulatory milestone payments and $260 million in commercial milestone payments, as well as mid-single-digit percentage royalties from CRISPR Therapeutics on the net sales of licensed products on a product-by-product and country-by-country basis, subject to certain potential customary reductions. Additionally, CRISPR Therapeutics will make payments to us for services provided by us in conjunction with research programs under the CRISPR Therapeutics Agreement. In the event CRISPR Therapeutics exercises its right to sublicense under the CRISPR Therapeutics Agreement, CRISPR Therapeutics must pay us a low-teens to mid-twenties percentage of any non-royalty sublicense income, depending on the timing of the sublicense and whether the sublicense is granted through an affiliate of CRISPR Therapeutics. As of December 31, 2023, we have received €8.4 million in payments for the supply of materials and FTE cost, development reimbursements and upfront one-time technology access fee and no milestone, royalty or sublicense fee payments. Additionally, as of December 31, 2023, we have invoiced CRISPR Therapeutics for certain amounts under the agreement in connection with the second amendment, which confirmed the parties’ intention to stop work on two programs under the CRISPR Therapeutics Agreement and added three new programs.

Bill & Melinda Gates Foundation

In May 2014, we were awarded a contract from the Bill & Melinda Gates Foundation for the development of a vaccine for rotaviruses, as amended in November 2020, for up to $3.0 million in funding. As of December 31, 2023, we have received $3.0 million in funding under the agreement. In March 2015, the Bill & Melinda Gates Foundation made an equity investment of $40 million to support continued development of our RNA technology platform and the construction of an industrial-scale cGMP production facility. We entered into a Global Access Commitments Agreement with the Bill & Melinda Gates Foundation in February 2015 pursuant to which we are required to take certain actions to support the Bill & Melinda Gates Foundation mission. In connection with the investment by the Bill & Melinda Gates Foundation, we are required to conduct development activities for up to three concurrent projects to be proposed by the Bill & Melinda Gates Foundation. The costs of such projects will be allocated on a project-by-project basis in proportion to the allocation of the expected benefits.

In November 2016, in connection with the Global Access Commitments Agreement, we were awarded a grant for up to $0.9 million in funding from the Bill & Melinda Gates Foundation for the development of a vaccine for picornaviruses. As of December 31, 2023, we have received $0.7 million in funding under the picornaviruses grant agreement. The term of the picornavirus grant expired in June 2022; however, our global access commitments survive. Following the completion of the project, the Bill & Melinda Gates Foundation requested a reimbursement for unspent funds. As of December 31, 2023, we have paid unspent funds of $0.2 million back to the Bill & Melinda Gates Foundation. In November 2017, we were awarded two additional grants each for up to $1.9 million and $1.5 million in funding from the Bill & Melinda Gates Foundation for the development of a universal influenza and a malaria vaccine, respectively. By an amendment entered into November 2020, our grant for the development of a malaria vaccine was increased by an additional $0.8 million. As of December 31, 2023, we have received $1.9 million and $2.2 million, respectively, in funding under each grant agreement. The malaria grant agreement expired in December 2022 and the universal influenza grant agreement expired in March 2022; however, our global access commitments survive.

Coalition for Epidemic Preparedness Innovations

In February 2019, we entered into a framework partnership agreement, which as amended we refer to as the CEPI Agreement, with the Coalition for Epidemic Preparedness, or CEPI, to develop our RNA Printer using certain intellectual property controlled by us covering the development and manufacture of mRNA products, as well as certain additional intellectual property licensed to us. In connection with the CEPI Agreement we have entered into work orders for the preclinical development of a Lassa virus vaccine, a yellow fever vaccine and our rabies virus vaccine. In addition, we entered into a work package for the preclinical development and a Phase 1 clinical trial for our first-generation COVID-19 vaccine candidate, CVnCoV. The CEPI Agreement terminated in February 2022, except with respect to certain ongoing projects, which are contemplated to be completed in March 2024. CEPI agreed to contribute up to $34 million in funding for projects undertaken under the CEPI Agreement and an additional $15.3 million in connection with development of CVnCoV. As of December 31, 2023, we have received €27.1 million in funding for projects undertaken under the CEPI Agreement. Following the completion of the CEPI Agreement, CEPI requested a partial reimbursement of $1.0 million for unspent funds. As of December 31, 2023 we have paid these unspent funds back to CEPI.

Tesla Automation

In November 2015, we entered into a development and intellectual property agreement with Tesla Automation, formerly trading under the name of Tesla Grohmann Automation, which we refer to as the Tesla Automation Agreement, pursuant to which Tesla Automation agreed to design, develop and manufacture certain automated manufacturing machines on our behalf. We are obligated to pay Tesla Automation a fee for each machine delivered by Tesla Automation and up to $50 million to $60 million in commercial milestone payments as well as certain development costs under each associated work order. As of December 31, 2023, we have paid Tesla Automation €22 million to €23 million in development costs under various work orders, and we have not paid any fees for machines provided under the Tesla Automation Agreement or made any milestone payments.

Research and Option Agreement with myNEO

On May 12, 2022, we entered into a Research and Option Agreement (“R&O”) with myNEO, pursuant to which, as amended in January 2023, we will both collaborate to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. To achieve this goal, myNEO will leverage its biological datasets, its integrated machine learning and bioinformatics platform to identify and validate specific antigen targets predicted to elicit a strong immune response. Under the R&O, we aim to develop and commercialize at least two new medicinal products for the treatment of non-small cell lung cancer and melanoma (the “Main Indications”) and potentially other indications. We are required to use commercially reasonable efforts to develop at least one product for each of the Main Indications, to file marketing approval applications for such products and commercialize such products in at least one of certain countries. Under the R&O, myNEO will own all intellectual property rights generated solely by myNEO or jointly with us during the first three phases of the R&D plan (the “R&D Project IP”). We receive a non-exclusive, royalty-free, non-assignable, sublicensable, worldwide license under certain patents and know-how owned by myNEO and R&D Project IP to the extent required to perform our research and development obligations under the agreement until the completion of a certain phase of the R&D plan. We were also granted an exclusive option to acquire all of myNEO’s rights under certain R&D Project IP relating to certain target lists, which we exercised on April 12, 2023. myNEO receives a non-exclusive, royalty-free, perpetual license back to such IP to make, use or sell certain targets in the field of patient-specific vaccines. Under the R&O, myNEO agrees to work exclusively with us to develop and validate shared antigens for the Main Indications until the earlier of the date of the first phase I clinical trial for either Main Indication or 24 months after we exercised our option. On October 9, 2023, we notified myNEO that we reached a research and development milestone where we selected four antigens for further development, which we intend to use in a clinical candidate for the indication head and neck squamous-cell carcinoma, which is an indication other than the Main Indication.

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

In other respects, upon the EC’s request, we will transfer any raw materials and/or primary components paid for with the upfront payment that were not used as of the termination date. Additionally, should the EC request, or should we successfully sell, any raw materials and/or primary components, then an applicable portion of such raw materials, primary components or proceeds, as the case may be, will be remitted to the EC. This repayment agreement expired at the end of 2022 and an amount of €4.1 million was paid to the EC as of December 31, 2023.

Acquisition of Frame Pharmaceuticals

On June 8, 2022, we entered into a Share Purchase Agreement (“SPA”), to acquire all of the issued and outstanding shares of Frame Pharmaceuticals B.V., domiciled in Amsterdam, the Netherlands, a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), organized and existing under the laws of the Netherlands, focused on advanced genomics and bioinformatics to identify both unique and shared neoantigens across different cancer types. Under the SPA, the total consideration for the purchase was €34 million, conditioned on certain development milestone payments, as described therein. This acquisition serves to complement and strengthen our discovery capabilities to identify and validate promising neoantigens for our mRNA cancer vaccine programs and could strongly increase the likelihood of developing highly effective cancer vaccines for patients.

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2023

We have based the following discussion of our financial condition and results of operations on our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2023, and the notes thereto, included elsewhere in this Annual Report and which have been retrospectively adjusted to reflect the impact of the share split resulting from the Corporate Reorganization.

The following is a discussion of our consolidated results of operations for each of the years ended December 31, 2022 and December 31, 2023. This information is derived from our accompanying consolidated financial statements prepared in accordance with IFRS as issued by IASB.

The following table summarizes our results of operations for the fiscal year ended December 31, 2022 and 2023:

	For Years Ended
	December 31,
	2022	2023

	(in thousands of euros, except
	per share data)
Statement of Operations and Comprehensive Income (Loss) Data:
Revenue	67,420	53,758
Cost of sales	(183,993)	(124,366)
Selling and distribution expenses	(2,817)	(3,912)
Research and development expenses	(62,550)	(115,724)
General and administrative expenses	(104,178)	(91,758)
Income from release of governmental contract liabilities	—	—
Other operating income	37,932	9,151
Other operating expenses	(1,271)	(1,356)
Operating loss	(249,457)	(274,207)
Finance income	4,009	16,731
Finance expenses	(3,707)	(2,493)
Loss before income tax	(249,155)	(259,969)
Income tax benefit	126	(198)
Net loss	(249,029)	(260,167)
Other comprehensive income/loss:
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments	(105)	72
Total comprehensive loss	(249,134)	(260,095)
Net loss per share (basic and diluted)	(1.32)	(1.18)

Revenue

Revenue was €53.8 million for the year ended December 31, 2023, representing a decrease of €13.7 million, or 20%, from €67.4 million for the year ended December 31, 2022. The decrease was primarily driven by lower revenues recognized from collaborations with GSK due to changes in the timeline of certain projects. For the full year ended December 31, 2023 and 2022, €47.1 million and €62.3 million, respectively, in revenue was recognized through the collaborations with GSK.

Cost of Sales

Cost of sales was €124.4 million for the year ended December 31, 2023, representing a decrease of €59.6 million, or 32%, from €184.0 million for the year ended December 31, 2022. The decrease was primarily attributable to decrease in write-offs of raw materials, which were in prior periods procured for manufacturing products to sell to GSK and due to a change of contract termination provisions. Additionally, prior year period was impacted by a higher impairment of CMO equipment identified for sale. Personnel expenses increased mainly due to increased workforce. We recognize in Cost of Sales costs related to all R&D-services that we provide to GSK and all other collaboration partners as well as costs from set-up and quality assurance activities for our production processes, including those relating to pharmaceutical products which are under development in our collaboration agreements and for which we have not yet generated revenues.

	For the Years Ended
	December 31,
	2022	2023

	(in thousands of euros)
Personnel	(27,185)	(37,734)
Materials	(88,891)	(59,641)
Third-party services	(32,331)	(9,398)
Maintenance and lease	(2,425)	(2,672)
Amortization and depreciation	(6,295)	(4,850)
Impairment of equipment	(24,948)	(8,085)
Other	(1,918)	(1,986)
Total	(183,993)	(124,366)

Selling and Distribution Expenses

Selling and distribution expenses were €3.9 million for the year ended December 31, 2023, representing an increase of €1.1 million, or 39%, from €2.8 million in the year ended December 31, 2022. The increase was primarily attributable to higher personnel expenses related to the satellite offices in Belgium and the United States.

	For the Years Ended
	December 31,
	2022	2023

	(in thousands of euros)
Personnel	(2,029)	(3,425)
Maintenance and lease	(35)	(45)
Amortization and depreciation	(336)	(18)
Other	(417)	(424)
Total	(2,817)	(3,912)

Research and Development Expenses

Research and development costs were €115.7 million for the year ended December 31, 2023, representing an increase of €53.1 million, or 85%, from €62.6 million in the year ended December 31, 2022. The increase was primarily attributable to prior year impacts caused by (i) the reversal of provision for onerous contracts in the amount of €38.5 million as a result of more participants leaving the clinical trials, prior to completion, than originally estimated; and (ii) renegotiations of contracts with CROs. Additionally, in the prior year period, GSK took over the Group’s committed capacity at a CMO which resulted in a reduction in the estimated contract termination provisions in the amount of €25.1 million The net effect of these two events resulted in an overall gain within the Third-party services category. Personnel expenses increased mainly due to increased workforce and the acquisition of Frame Pharmaceuticals. Additionally, share-based payment expense was higher compared to prior year period. Materials decreased due to prior years impact of further write-off and scrap related to our first generation COVID-program, CVnCoV.

	For the Years Ended
	December 31,
	2022	2023

	(in thousands of euros)
Materials	(32,982)	(19,126)
Personnel	(33,944)	(43,267)
Amortization and depreciation	(8,650)	(8,539)
Patents and fees to register a legal right	(3,813)	(6,666)
Third-party services	20,499	(28,587)
Maintenance and lease	(1,069)	(7,287)
Other	(2,591)	(2,252)
Total	(62,550)	(115,724)

The following table reflects our research and development costs for each of our programs for the year ended December 31, 2022 and 2023:

	For the Years Ended
	December 31,
	2022	2023

	(in thousands of euros)
Key Programs (CV8102, CVGBM, SARS-CoV-2 and CVnCoV)
CV8102	(2,781)	(1,773)
CVGBM	(3,062)	(4,821)
Second Generation COVID (CV0601, CV0701 and CV0501)	(24,983)	(9,233)
CVnCoV	39,458	4,002
Other Research and Development Programs	(11,106)	(19,848)
Unallocated costs(1)	(60,076)	(84,051)
Total	(62,550)	(115,724)
(1)	Unallocated costs primarily consist of costs associated with personnel expenses, patents and fees to register a legal right, amortization and depreciation, maintenance and lease expenses, certain third-party service expenses and certain material expenses.

We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates.

Considering that, our research and development expenses primarily relate to the following key programs:

●	For SARS-CoV-2, we are developing our modified mRNA vaccine candidates CV0601 (monovalent) and CV0701 (bivalent) in collaboration with GSK. While CV0601, encodes the Omicron BA.4-5 variant; CV0701, encodes the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. Both candidates are currently tested in a Phase 2 study, comparing both candidates to a licensed bivalent mRNA-based COVID-19 comparator vaccine initiated on August 1, 2023. Positive data from a formal interim analysis were announced on January 5, 2024. Both vaccine candidates, CV0601 and CV0701, apply CureVac’s proprietary second-generation mRNA backbone.

●	In our oncology therapeutic area, we work on novel cancer vaccine candidates based on differentiated antigen discovery technologies and bioinformatics to target antigens that are overexpressed in tumor tissues with no or little expression in healthy tissues. Within this strategy, we follow two approaches: (1) the development of off-the-shelf cancer vaccines based on tumor antigens shared across different cancer indications and (2) the development of fully personalized cancer vaccines based on a patient’s individual tumor genomic profile. We plan to advance new antigens for both approaches based on our second-generation mRNA backbone.
●	Our oncology program, CVGBM, is a single mRNA construct based on our second-generation mRNA backbone, encoding eight epitopes from known tumor associated antigens with demonstrated relevance in glioblastoma. It is currently being tested in a Phase 1 study to assess safety and tolerability as a monotherapy in patients with newly diagnosed and surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. The study consists of two parts, a dose-escalation part (Part A) and a dose-expansion part (Part B). In the currently ongoing Part A, patients receive a total of seven intramuscular administrations of CVGBM at escalating doses in the range of 12µg to 100µg.
●	Our oncology program, CV8102, has completed a Phase 1 dose escalating clinical trial for four types of solid tumors as a monotherapy and in combination with anti-PD-1 and an expansion of the Phase 1 study to confirm the safety, tolerability and efficacy of CV8102 at a 600μg dose. In the context of our strategic focus on the development of novel mRNA-based cancer vaccines, current and upcoming clinical developments will provide the basis for any potential integration of CV8102 into this priority program as a strong immune-modulatory adjunct. Clinical development of CV8102 will only be considered in combination with a defined mRNA cancer vaccine.

General and Administrative Expenses

General and administrative expenses were €91.8 million for the year ended December 31, 2023, representing a decrease of €12.4 million, or 12%, from €104.2 million in the year ended December 31, 2022. The decrease was primarily attributable to less personnel expenses due to lower workforce in the corporate service functions and due to lower other expenses.

	For the Years Ended
	December 31,
	2022	2023

	(in thousands of euros)
Personnel	(36,765)	(28,996)
Maintenance and lease costs	(5,853)	(5,353)
Third-party services	(27,669)	(29,920)
Legal and other professional services	(10,394)	(10,160)
Amortization and depreciation	(11,360)	(13,821)
Other	(12,137)	(3,508)
Total	(104,178)	(91,758)

Other Operating Income

Other operating income was €9.2 million in the year ended December 31, 2023, representing a decrease of €28.8 million or 76%, from €37.9 million for the year ended December 31, 2022.

The decrease was primarily attributable to the impacts of the amendments to the 2020 GSK Agreement and the GSK COVID Agreement, under which CureVac was entitled to further compensation by GSK for set-up activities undertaken by CureVac (€20.5 million) and for reimbursement of prepayments (€12.0 million) in prior year period.

In January 2024, we have been granted the positive research allowance notice by the German Federal Ministry of Education and Research for the years 2020-2026. The Group recognized EUR €3.1 million as other operating income for the year ended December 31, 2023.

Other Operating Expense

Other operating expense was €1.4 million in the year ended December 31, 2023 representing an increase of €0.1 million, or 7%, from €1.3 million for the year ended December 31, 2022. Other operating expense related primarily to compensation expense of our supervisory board.

Finance Income

Finance income was €16.7 million for the year ended December 31, 2023, representing an increase of €12.7 million, or 317%, from €4.0 million for the year ended December 31, 2022. The increase was primarily attributable to interest income on cash investments.

Finance Expenses

Finance expenses were €2.5 million for the year ended December 31, 2023, representing a decrease of €1.2 million, or 33%, from €3.7 million for the year ended December 31, 2022. The decrease was mainly related to prior year impacted by negative interest on cash.

Income Tax Benefit (Expense)

An income tax expense of €0.2 million was generated for the year ended December 31, 2023, representing an increase of €0.3 million, from an income tax benefit of €0.1 million generated for the year ended December 31, 2022. The increase to an expense was primarily attributable to income tax expense of CureVac Belgium S.A. and release of DTA at CureVac Corporate Services GmbH.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022

We have based the following discussion of our financial condition and results of operations on our audited consolidated financial statements for the years ended December 31, 2021 and 2022, and the notes thereto, included elsewhere in this Annual Report and which have been retrospectively adjusted to reflect the impact of the share split resulting from the Corporate Reorganization.

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

	For the Years Ended
	December 31,
	2021	2022

	(in thousands of euros)
Personnel	(22,159)	(27,185)
Materials	(46,250)	(88,891)
Third-party services	(139,975)	(32,331)
Maintenance and lease	(2,874)	(2,425)
Amortization, depreciation and derecognition	(3,992)	(6,295)
Impairment of equipment	(22,810)	(24,948)
Other	(135)	(1,918)
Total	(238,195)	(183,993)

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

	For the Years Ended
	December 31,
	2021	2022

	(in thousands of euros)
Materials	(232,292)	(32,982)
Personnel	(33,733)	(33,944)
Amortization and depreciation	(4,259)	(8,650)
Patents and fees to register a legal right	(11,157)	(3,813)
Third-party services	(531,827)	20,499
Maintenance and lease	(347)	(1,069)
Other	(2,292)	(2,591)
Total	(815,907)	(62,550)

The following table reflects our research and development costs for each of our programs for the year ended December 31, 2021 and 2022:

	For the Years Ended
	December 31,
	2021	2022

	(in thousands of euros)
Key Programs (CV8102, CV7202, CV2CoV and CVnCoV)
CV8102	(6,591)	(2,781)
CV7202	(518)	(219)
CV2CoV	(5,782)	(24,983)
CVnCoV	(753,627)	39,458
Other Research and Development Programs	(4,610)	(13,949)
Unallocated costs(1)	(44,779)	(60,076)
Total	(815,907)	(62,550)
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

B.   Liquidity and Capital

Resources

Overview

Since inception, we have incurred significant operating losses. For the year ended December 31, 2022 and 2023, we incurred net losses of €249.0 million and €260.2 million, respectively. To date, we have financed our operations primarily through the IPO in August 2020, follow-on public offerings, private placements of equity securities, issuance of convertible debt, grants from government agencies and similar bodies and payments for collaborative research and development services. Our cash and cash equivalents as of December 31, 2023, were €402.5 million. Our primary cash needs are to fund our non-clinical and clinical development programs, for working capital requirements and for capital expenditures. The expected cost of completion for GMP IV is €171.1 million, and as of December 31, 2023, we have spent €170.6 million on completing the GMP IV facility. We believe that our existing cash, cash equivalents and short-term investments will enable us to fund our operating expenses and capital expenditure requirements at least through the fourth quarter of 2025. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

In February 2023, we sold an additional 27,027,028 common shares in an underwritten public offering at an offering price of $9.25 per share raising $234.2 million in net proceeds, after deducting underwriting discounts and commissions and offering expenses payable by us.

In September 2021, we entered into a sales agreement, the Open Sale Agreement, with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market offering (ATM) program, pursuant to which we may sell, from time to time, ordinary shares for aggregate gross proceeds of up to $600 million. As of December 31, 2023, we had issued 8,656,711 common shares through the ATM program, resulting in $87 million in gross proceeds to us. Following these issuances, the remaining value authorized for sale under the at-the-market program is $513 million.

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

The following table summarizes our contractual obligations as of December 31, 2023, and the effects, including estimated interest payments, that such obligations are expected to have on our liquidity and cash flows in future periods:

	Total
	(in thousands of euros)	2024	2025	2026	2027	2028	Thereafter
Contractual commitments	3,269	3,269	—	—	—	—	—
Lease liabilities	53,656	7,254	7,096	5,977	5,633	4,875	22,821
Total	56,925	10,523	7,096	5,977	5,633	4,875	22,821

We have entered into various agreements with collaborators, including licensing agreements. These agreements provide for us to make milestone and royalty payments that are conditional on the achievement of certain development, regulatory and commercial milestones and certain of these agreements provide us an option to obtain further licenses which could additionally require us to make such milestone and royalty payments. As of December 31, 2023, the aggregate amount of such potential milestone payments, including those relating to licenses acquired from exercised options, under all such collaboration agreements, was up to $192.4 million. The timing of these payments, and whether they become due, is conditional on achieving the applicable milestones.

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

Comparative Cash Flows

Comparison of the years ended December 31, 2022 and 2023

	For the Year Ended
	December 31,
	2022	2023

	(in thousands of euros)
Net cash flow provided by (used in):
Operating activities	(286,177)	(267,887)
Investing activities	(93,499)	(55,200)
Financing activities	63,173	230,893
Effect of currency translation gains on cash and cash equivalents	836	(1,151)
Overall cash inflow/(outflow)	(315,667)	(93,345)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2023, was €267.9 million as compared to net cash used by operating activities of €286.2 million for the year ended December 31, 2022. The decrease in net cash used in operating activities was primarily attributable to less payments for service agreements with contract manufacturing organizations and raw material suppliers.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023, was €55.2 million as compared to net cash used in investing activities of €93.5 million for the year ended December 31, 2022. The change in cash flows used in investing activities was primarily attributable to decreased purchases of property, plant and equipment for manufacturing facilities and intangible assets.

Financing Activities

Net cash provided by financing activities was €230.9 million for the year ended December 31, 2023, as compared to €63.2 million for the year ended December 31, 2022. The increase in cash flows provided by financing activities was mainly attributable to the raising of cash in the follow-on underwritten public offering conducted in February 2023.

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

Management Board

Our management board is composed of four members, who we refer to as our managing directors and who we consider to be our executive officers. Each managing director of CureVac N.V. holds office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or removal. Our managing directors do not have a retirement age requirement under our articles of association.

Our managing directors are responsible for the management and representation of our company. Our senior management has an average of 25 years of experience in the biopharmaceutical industry.

The following table lists our current managing directors who are also executive officers, as well as their ages, term served, the year of expiration of their term as managing directors of CureVac N.V. and position:

			Year in which
Name	Age	Term Served	Term Expires	Position
Alexander Zehnder, MD, MBA(1)	54	4/2023 – Present	2026	Chief Executive Officer
Pierre Kemula, B.Sc.	50	11/2016 – Present	2024(3)	Chief Financial Officer
Myriam Mendila, MD(2)	58	2/2023 – Present	2026	Chief Development Officer
Malte Greune, Ph.D	59	7/2021 – Present	2024	Chief Operating Officer
(1)	Dr. Zehnder was formally appointed as a managing director of CureVac N.V. on March 28, 2023.
(2)	Dr. Mendila joined the executive team as Chief Development Officer on February 1, 2023. She was formally appointed as a managing director of CureVac N.V. on March 28, 2023.
(3)	Following the lapse of his term in office as managing director on October 31, 2023 and with effect from November 1, 2023, Pierre Kemula was appointed as a managing director in the event of absence or inability to act of a managing director until the end of the AGM 2024 and his date of initial appointment includes the term of office served as managing director of CureVac SE (at that time named: CureVac AG).

The above table does not include Dr. Antony Blanc and Dr. Igor Splawski, who each resigned as a managing director of CureVac N.V. on November 30, 2023 and July 14, 2023, respectively.

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

Supervisory Board

Our supervisory board is composed of seven current members, who we refer to as our supervisory directors. Each supervisory director holds office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or removal. Our supervisory directors do not have a retirement age requirement under our articles of association.

The following table sets forth the names and functions of our current supervisory directors, their ages, term served and the year of expiration of their term as supervisory director of CureVac N.V.

			Year in which
Name	Age	Term Served	Term Expires	Functions
Baron Jean Stéphenne, MSc, MBA	74	8/2015 – Present	2024	Chairman and Supervisory Director
Mathias Hothum, Ph.D.	57	8/2015 – Present	2024	Supervisory Director
Craig A. Tooman, MBA	58	6/2019 – Present	2025	Supervisory Director
Viola Bronsema, Ph.D.	61	8/2020 – Present	2024	Supervisory Director
Debra Barker, MD	61	6/2022 – Present	2025	Supervisory Director
Klaus Schollmeier Ph.D.	67	6/2022 – Present	2025	Supervisory Director
Michael Brosnan BSc.(1)	69	6/2023 – Present	2026	Supervisory Director
(1)	Mr. Brosnan joined the Supervisory Board on June 19, 2023.

The above table does not include Dr. Hans Christoph Tanner and Dr. Ralf Clemens, who each resigned from the Supervisory Board on June 19, 2023 and September 30, 2023, respectively.

The following is a brief summary of the prior business experience and principal business activities performed outside of CureVac of our supervisory directors. Unless otherwise indicated, the current business addresses for each of our supervisory directors is Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany.

Baron Jean Stéphenne, MSc, MBA has served as a supervisory director since 2015. Mr. Stéphenne was the CEO of GSK Biologicals from 1989 until 2012 and the President of GSK Biologicals from 2002 until 2012, where he was instrumental in building one of the world’s leading vaccine companies. In 1974, Mr. Stéphenne joined SmithKline-Rit, as engineer in biology in research and development. He also served as the President of UWE (Union Wallonne des Entreprises) from 1997 until 2000. Mr. Stéphenne was the chairman of BESIX Group S.A./N.V. and TiGenix N.V., IBA Wallonia Foreign Trade and Investment Agency, Henogen S.A., Aseptic Technologies and Bone Therapeutics (now BioSenic SA). He was also a director of Fortis bank, GBL and Bone Therapeutics.

Mathias Hothum, Ph.D. has served as a supervisory director since 2015. Dr. Hothum is the managing director of dievini Hopp BioTech holding GmbH & Co. KG, or dievini. dievini manages the biotech investments of SAP co-founder Dietmar Hopp. For the past 25 years, Dr. Hothum has worked as a health economist in the healthcare, health services and life sciences sectors. Dr. Hothum specializes in financing, pricing, reimbursement and in the evaluation of mid-sized companies as well as of publicly owned/market-listed companies. He is the owner and founder of HMM-Consulting. Furthermore, Dr. Hothum serves as a supervisory director of a few biotech companies, including Heidelberg Pharma AG, Apogenix AG, Weinheim 216 GmbH, Novaliq GmbH, Molecular Health GmbH and Joimax GmbH. He received his Ph.D. in economics from the University of Magdeburg and degree in economics from the University of Mannheim.

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

Viola Bronsema, Ph.D. has served as a supervisory director since August 2020. Dr. Bronsema has been Secretary General and CEO of BIO Deutschland, Germany’s Biotechnology Industry Association, since 2006. With its 390 corporate members, the sector association represents the interests of Germany’s biotechnology industry nationally and internationally. Currently, she is member of the Advisory Boards of the German Federal Government (Bioeconomy Advisory Board, Council for technological Sovereignty), and one of the oldest German economic policy associations (WPCD e.V.). Previously, Dr. Bronsema was Head of Communications of Roche Diagnostics GmbH and of Roche Diagnostics Europe, Middle East, Africa, and before that, of Lilly Pharma Holding GmbH. She earned her Ph.D. at the Centre for Molecular Biology (ZMBH) at the University of Heidelberg, Germany.

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

Michael Brosnan, BSc has served as a supervisory director since June 2023. Mr. Brosnan currently serves as chairman of the audit committee and member of the supervisory board at MorphoSys AG, a biotechnology company. He also is chairman of the audit committee and member of the supervisory board of Daimler Truck AG. Until his retirement in 2019, he was the CFO of Fresenius Medical Care (“FMC”), headquartered in Germany, a worldwide leader in dialysis products and services. FMC is dual listed in New York and Frankfurt. Prior to taking over management roles in financial departments at FMC in 2003, he was an audit partner at KPMG. Mr. Brosnan holds a degree in business administration and accounting from Northeastern University, Boston.

Diversity

The table below provides certain information regarding the diversity of our supervisory board members as of the date of this Annual Report.

Supervisory Board Diversity Matrix
Country of Principal Executive Officers	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Supervisory Board Members	7
	Female	Male	Non-Binary	Did not Disclose
Part I: Gender Identity
Supervisory Board Members	2	5	-	-
Part II: Demographic Background
Underrepresented individual in Germany	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

We have diversity objectives with respect to the composition of our management board and supervisory board as part of our diversity policy. We are committed to supporting, valuing and leveraging diversity and we recognize and welcome diversity with respect to gender, age, race, ethnicity, nationality, sexual orientation and other important cultural differences. In its evaluation of new candidates, the nomination and corporate governance committee may consider race or ethnicity, nationality, gender, sexual orientation, age, background, education skills and experience, as well as the restrictions, requirements and recommendations concerning those matters under applicable law, Nasdaq rules or best practice provisions of the Dutch Corporate Governance Code in relation to the full our management board, supervisory board and/or individual directors or director candidates. However, we also believe that there is a fine line between diversity and unintentional discrimination. For that reason, the importance of diversity, in and of itself, should not set aside the overriding principle that someone should be recommended, nominated and appointed for being “the right person for the job.”

Although we have not yet set specific targets with respect to certain elements of diversity (other than with regard to gender as required by section 2:166(2) of the Dutch Civil Code), we believe that it is important for the management board, supervisory board and our senior management to represent a diverse composite mix of personal backgrounds, experiences, qualifications, knowledge, abilities and viewpoints, consistent with the principles outlined above. We also seek to combine the skills and experience of long-standing members of the management board, supervisory board and our senior management with the fresh perspectives, insights, skills and experiences of new candidates from time to time. To further increase the range of viewpoints, perspectives, talents and experience, we strive for a mix of experience among the management board, supervisory board and its senior management, but we have not set a specific target in this respect.

Three of our managing directors are male and one is female. We believe that we are on a trajectory to achieve our diversity objectives with respect to the management board.

Five of our supervisory directors are male and two are female. We believe that we are on a trajectory to achieve our diversity objectives with respect to the supervisory board.

In connection with our diversity objectives, we have defined our senior management as employees at the vice president position and above. Seven out of our thirty-four senior management members are female. We believe that we are on a trajectory to achieve our diversity objectives with respect to our senior management.

We have taken the following activities and measures for a more balanced gender ratio within the organization:

●	establishing policies that support equal opportunities for employees, senior management and applicants for employment;
●	encouraging and enforcing respectful communication and cooperation among all employees and senior management;
●	fostering a corporate culture where employees and senior management are treated with dignity, respect and understanding;
●	actively encouraging employees and officers who feel that they have been subjected to discrimination or harassment to report this to their supervisor, to our human resources department or via our Speak-Up tool; and
●	regularly review our corporate policies to ensure equal treatment.

Given the gender ratios both in the management board, supervisory board and as well as senior management, we are satisfied overall with our efforts towards improving gender diversity and we believe that our activities, training, mentoring and programs will continue to enhance our diversity objectives.

B.   Compensation

Remuneration and Other Benefits to Supervisory and Managing Directors as of December 31, 2023

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

We did not provide pension, retirement or similar benefits to our managing directors and supervisory directors in the year ended December 31, 2023.

Supervisory Board

Compensation of Supervisory Directors

For the year ended December 31, 2023, the cash compensation paid to our supervisory directors for services in all capacities was €673,742. The following table sets forth the aggregate compensation and benefits provided to our supervisory board members for services in the year ended December 31, 2023.

	Cash	Total
	Compensation	Compensation
Name	(€)	(€)(4)
Baron Jean Stéphenne, MSc, MBA	123,750	194,500
Ralf Clemens, MD, PhD (1)	41,250	94,400
Mathias Hothum, PhD	96,250	128,598
Hans Christoph Tanner, PhD (2)	45,216	70,942
Craig A. Tooman, MBA	96,250	116,741
Viola Bronsema, PhD	68,750	68,750
Debra Barker, MD	82,500	96,140
Klaus Schollmeier PhD	68,750	73,002
Michael Brosnan BSc. (3)	51,026	51,026
(1)	Dr. Clemens resigned from the Supervisory Board of CureVac N.V. on September 30, 2023.
(2)	Dr. Tanner resigned from the Supervisory Board of CureVac N.V. on June 19, 2023.
(3)	Mr. Brosnan joined the Supervisory Board of CureVac on June 19, 2023.
(4)

This column represents the cash compensation and value of shares delivered in 2023 and does not include RSUs held by certain of the supervisory board members, as described in the share ownership section below.

Management Board

Compensation of Managing Directors

For the year ended December 31, 2023, the aggregate compensation accrued or paid to our managing directors for services in all capacities was €5,627,583. The following table sets forth the compensation and benefits provided to our management board for services in the year ended December 31, 2023.

			All other	Total
	Salary	Bonus(1)	Compensation(2)	Compensation(3)
Name*	(€)	(€)	(€)	(€)
Alexander Zehnder, MD, MBA (4)	500,000	250,000	68,831	818,831
Franz-Werner Haas, LLD, LLM (5)	107,500	59,043	880,000	1,046,543
Pierre Kemula, B.Sc	355,250	179,375	119,550	654,175
Antony Blanc, Ph.D. (6)	313,834	175,875	557,607	1,047,316
Igor Splawski, Ph.D., MSc (7)	176,556	89,803	573,115	839,474
Myriam Mendila, MD (8)	359,239	184,175	38,381	581,795
Malte Greune Ph.D.	355,250	179,375	66,111	600,736
Senta Ulrike Gnad-Vogt MD (9)	22,312	10,041	6,360	38,713
(1)	This amount represents the annual variable amount accrued in full in 2023 for the year 2023 based on a percentage of yearly gross remuneration for reaching certain targets agreed upon with the supervisory board, as described further below. These amounts may differ from actual amounts that will be paid in 2024 as the Compensation Committee assesses the performance of the management team.
(2)	All other compensation includes other monetary benefits and contributions to social security insurance, if any.
(3)	This column does not include the virtual shares, options or RSUs held by certain of the management board members, as described in the “Virtual Share Ownership of Managing Directors” table below.
(4)	Dr. Zehnder was formally appointed as a managing director of CureVac N.V. on March 28, 2023.
(5)	Dr. Haas resigned as a managing director of CureVac N.V. on March 31, 2023.

(6)	Dr. Blanc resigned as a managing director of CureVac N.V. on November 30, 2023.
(7)	Dr. Splawski resigned as a managing director of CureVac N.V. on July 14, 2023. Amounts in USD (Conv.rate 1,1058).
(8)	Dr. Mendila joined the executive team as Chief Development Officer on February 1, 2023. She was formally appointed as a managing director of CureVac N.V. on March 28, 2023.
(9)	Dr. Gnad-Vogt served as our interim Chief Development Officer from July 1, 2022 until January 31, 2023.

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

Equity Incentive Plans

We maintain a virtual share plan (the “Prior VSOP”) for members of the management board and the supervisory board. As of December 31, 2023, there are 5,603,155 virtual shares outstanding and no awards are available for issuance under the Prior VSOP. Ten percent (10%) of each award under the Prior VSOP became exercisable upon expiration of the 180-day lock-up period following the closing of CureVac’s IPO, which occurred on February 9, 2021. The exercise case “Liquidity after IPO” which relates to certain minimum trading volumes of the CureVac N.V. shares and liquidity levels being reached led to a second 10% portion of the (vested) virtual shares becoming exercisable on the first anniversary after the IPO on August 14, 2021, a third 10% portion of the (vested) virtual shares becoming exercisable on the second anniversary of the IPO on August 14, 2022 and a fourth 10% portion of the (vested) virtual shares becoming exercisable on the third anniversary of the IPO on August 14, 2023. The remaining portion of each award may be exercised (in whole or in part) upon the occurrence of certain defined triggering events, including, but not limited to, drug approval or the sale by a majority shareholder of 5% of our outstanding shares, in each case subject to the terms and conditions of the Prior VSOP. All rights under the Prior VSOP will terminate following the ninth calendar year of our listing on Nasdaq. The Prior VSOP was restructured upon the completion of our Corporate Reorganization. Following this restructuring, upon vesting of virtual shares, the holder will be able to exchange his or her virtual shares (in whole or in part) for cash or common shares of CureVac N.V. (instead of shares of CureVac SE) on a 1 to 133.0778 basis.

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

In connection with our initial public offering, we established the Long Term Incentive Plan “LTIP” (the “Plan”) pursuant to which we may grant options, restricted stock, restricted stock units, share appreciation rights and other equity and equity-based awards to our employees, managing directors and supervisory directors, consultants or other advisors. As of December 31, 2023, there are 7,391,361 awards outstanding and 26,206,940 shares remained available for issuance under the Plan. The maximum number of common shares underlying awards granted pursuant to the Plan, including the awards granted under the New VSOP and the common shares underlying outstanding awards under the Prior VSOP, will not exceed an equivalent of 15% of our issued share capital from time to time. The Plan is administered jointly by our management board, supervisory board and compensation committee. Awards under the Plan may be granted to our employees, managing directors and supervisory directors, consultants or other advisors. Awards under the Plan may be conditioned upon the achievement or satisfaction of certain performance criteria. The vesting conditions for awards under the Plan are determined by the Committee and will be set forth in the applicable award documentation. The Plan provides for special provisions for good leavers and bad leavers as well as for a change in control of CureVac N.V.

C.   Board Practices

Committees

Audit Committee

The audit committee consists of Michael Brosnan (as chairman), Craig A. Tooman and Klaus Schollmeier. The audit committee assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that Michael Brosnan, Craig A. Tooman and Klaus Schollmeier satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The composition of our audit committee is consistent with the best practice provisions of the DCGC.

The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter has been posted on our website.

Compensation Committee

The compensation committee consists of Craig A. Tooman (as chairman), Michael Brosnan, Mathias Hothum and Viola Bronsema. The compensation committee assists the supervisory board in determining compensation for our management and supervisory board members.

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

Nomination and Corporate Governance Committee

The nomination and corporate governance committee consists of Craig Tooman (as chairman), Mathias Hothum, Michael Brosnan and Viola Bronsema. The nomination and corporate governance committee assists our supervisory board in identifying individuals qualified to become our managing directors or supervisory directors consistent with criteria established by us and in developing our code of business conduct and ethics. The composition of our nomination and corporate governance committee deviates from the best practice provisions of the DCGC, because more than half of its members are not independent within the meaning of the DCGC because of their affiliation with dievini or KfW. As permitted by the listing requirements of Nasdaq, we opted out of Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations.

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

Service Agreements

Consulting Agreement with Craig Tooman

With the approval of the supervisory board, we entered into a consulting agreement with Craig Tooman, a current member of our supervisory board in January 2023 (the “Tooman Consulting Agreement”), whereby Mr. Tooman agreed to provide consulting services and to advise on the strategic and operative planning of CureVac´s organization. The Tooman Consulting Agreement was concluded for a term of one year, payment of certain travel and out-of-pocket expenses in addition to his consulting fee and restrictive covenants (including covenants related to confidentiality and proprietary information).

Consulting Agreement with Debra Barker

With the approval of the supervisory board, we entered into a consulting agreement with Debra Barker, a current member of our supervisory board in January 2023 (the “Barker Consulting Agreement”), whereby Ms. Barker agreed to provide consulting services and to advise on the strategic and operative planning of the fast-track build-up of state-of-the-art oncology clinical pipeline. The Barker Consulting Agreement was concluded for a term of one year, payment of certain travel and out-of-pocket expenses in addition to her consulting fee and restrictive covenants (including covenants related to confidentiality and proprietary information).

Consulting Agreement with Ralf Clemens

With the approval of the supervisory board, we entered into a consulting agreement with Dr. Clemens, a former member of our supervisory directors in March 2013 (the “Clemens Consulting Agreement”), whereby Dr. Clemens agreed to provide consulting services and agreed to act as a member of our scientific advisory board for an indefinite period. The Clemens Consulting Agreement provides for a notice of termination period of four weeks, payment of certain travel and out-of-pocket expenses in addition to his consulting fee and restrictive covenants (including covenants related to confidentiality and proprietary information). In addition, we entered with the approval of the supervisory board into a consulting agreement with GRID EUROPE in June 2023 (the “GRID Consulting Agreement”). The consulting services were provided by Dr. Clemens. The Grid Consulting Agreement included the information of the Scientific Committee of the Supervisory Board on latest mRNA based clinical activities and global policies. The Grid Consulting Agreement was concluded for a term of six months, payment of certain travel and out-of-pocket expenses in addition to his consulting fee and restrictive covenants (including covenants related to confidentiality and proprietary information).

Management Board Service Contracts

We entered into management board service agreements (the “Management Contracts”) with the following current or former managing directors: Dr. Gnad-Vogt, Dr. Haas, Mr. Kemula, Dr. Splawski, Dr. Greune, Dr. Blanc, Dr. Mendila and Dr. Zehnder. The Management Contracts generally provide for an initial term of three years, a 12-month notice period thereafter, a base salary, certain administrative allowances, an annual variable payment expressed as a percentage of annual base salary that is dependent on the achievement of certain objectives agreed to by the supervisory board and a severance payment upon termination of the Management Contracts. The supervisory board is entitled to grant managing directors additional compensation at its discretion. The managing directors are also eligible to participate in a virtual stock plan or equivalent plan that is established in a manner substantially similar to other of the executive officers.

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

Employment Contract with Franz-Werner Haas

We entered into an addendum to the employment contract with Franz-Werner Haas in April 2022 (the “Haas Addendum”) pursuant to which Dr. Haas agreed to extend his service on the management board until March 31, 2023. Under Dr. Haas’s addendum, we awarded him 36,000 RSUs under the Plan on April 1, 2022, which vested immediately and became exercisable on or after January 1, 2023. The Haas Addendum also provides that Dr. Haas be entitled to the reimbursement of certain costs. On March 31, 2023, Dr. Haas stepped down as CureVac’s Chief Executive Officer.

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

On July 14, 2023, Dr. Splawski stepped down as CureVac’s Chief Scientific Officer.

Employment Contract with Malte Greune

We entered into an addendum to the employment contract with Malte Greune in April 2022 (the “Greune Addendum”) pursuant to which Dr. Greune agreed to an indefinite extension of his service on the management board, subject to a notice period of 12 months, but in any case not before July 31, 2024. The Greune Addendum also provides that Dr. Greune be entitled to the reimbursement of certain administrative costs.

Employment Contract with Antony Blanc

We entered into an addendum to the employment contract with Antony Blanc in April 2022 (the “Blanc Addendum”) pursuant to which Dr. Blanc agreed to an indefinite extension of his service on the management board, subject to a notice period of 12 months, but in any case not before November 30, 2023. The Blanc Addendum also provides that Dr. Blanc be entitled to the reimbursement of certain administrative costs. Dr. Blanc stepped down as CureVac’s Chief Business Officer on November 30, 2023.

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

Employment Contact with Alexander Zehnder

We entered into a future service agreement with Alexander Zehnder on January 6, 2023, and Dr. Zehnder became our CEO on April 1, 2023. On February 28, 2023, we entered into an addendum to the future service agreement with Dr. Zehnder (the “Zehnder addendum”) pursuant to which Dr. Zehnder agreed to an earlier start date into his new role already as of March 1, 2023.

D.   Employees

As of December 31, 2023, we employed 1,172 total employees worldwide, 999 of whom were full-time, 294 of whom hold Ph.D. or M.D. degrees, 466 of whom were engaged directly or indirectly in production, 523 of whom were engaged in research and development activities, 48 of whom were engaged in clinical and regulatory activities, 15 of whom were engaged in marketing and sales activities, and 120 of whom were engaged in management, business development or marketing, finance, human resources or administrative support. Of our 1,172 total employees, 1,129 work in Germany, 13 work in Belgium, 22 work in the Netherlands and 8 work in the United States. We are not subject to collective bargaining agreements or similar labor contracts and have a workers’ council established since November 2021.

E.   Share Ownership

Share Ownership of Supervisory Directors

The following table sets forth the share ownership of our supervisory directors as of March 15, 2024.

		Percentage of
	Number of	Shares
Name	Shares	Outstanding	Voting Rights
Baron Jean Stéphenne, MSc, MBA	16,758	0.01%	16,758
Mathias Hothum, Ph.D.	106,349	0.05%	106,349
Craig A. Tooman, MBA	9,653	—	9,653
Viola Bronsema, Ph.D.	0	—	0
Debra Barker, MD.	7,125	—	7,125
Klaus Schollmeier, Ph.D.	5,032	—	5,032
Michael Brosnan BSc. (1)	4,186	—	4,186

(1)Mr. Brosnan joined the Supervisory Board of CureVac on June 19, 2023.

Restricted Stock Unit Ownership of Supervisory Directors

The following table sets forth the restricted stock unit (RSU) ownership of our supervisory directors as of March 15, 2024.

Name	Number of RSUs	Title	Vesting Date
Baron Jean Stéphenne	2,370	CureVac LTIP 2022 RSUs	Dec 31, 2024
Baron Jean Stéphenne	13,481	CureVac LTIP 2023 RSUs	1/2 on Dec 31, 2024 & 1/2 on Dec 31, 2025
Mathias Hothum, Ph.D.	1,843	CureVac LTIP 2022 RSUs	Dec 31, 2024
Mathias Hothum, Ph.D.	10,485	CureVac LTIP 2023 RSUs	1/2 on Dec 31, 2024 & 1/2 on Dec 31, 2025
Craig A. Tooman, MBA	1,521	CureVac LTIP 2022 RSUs	Dec 31, 2024
Craig A. Tooman, MBA	10,485	CureVac LTIP 2023 RSUs	1/2 on Dec 31, 2024 & 1/2 on Dec 31, 2025
Viola Bronsema, Ph.D.	0	—
Debra Barker, MD	1,317	CureVac LTIP 2022 RSUs	1/2 on Dec 31, 2024
Debra Barker, MD	8,987	CureVac LTIP 2023 RSUs	1/2 on Dec 31, 2024 & 1/2 on Dec 31, 2025
Klaus Schollmeier, Ph.D.	695	CureVac LTIP 2022 RSUs	Dec 31, 2024
Klaus Schollmeier, Ph.D.	7,490	CureVac LTIP 2023 RSUs	1/2 on Dec 31, 2024 & 1/2 on Dec 31, 2025
Michael Brosnan BSc.(1)	8,373	CureVac LTIP 2023 RSUs	1/2 on Dec 31, 2024 & 1/2 on Dec 31, 2025

(1)Mr. Brosnan joined the Supervisory Board of CureVac on June 19, 2023.

RSU awards which have vested and have been delivered as shares are not included in the table above. The RSUs included in the table above which have not yet vested or been settled (delivered as shares) are not included in the fully diluted shares outstanding.

Share Ownership of Managing Directors

The following table sets forth the share ownership of our managing directors as of March 15, 2024.

		Percentage
	Number of	of Shares
Name*	Shares	Outstanding	Voting Rights
Alexander Zehnder, MD, MBA (1)	56,374	0.03%	56,374
Pierre Kemula, B.Sc	79,013	0.04%	79,013
Myriam Mendila, MD (2)	4,752	—	4,752
Malte Greune, Ph.D	8,523	—	8,523
(1)Dr. Zehnder was formally appointed as a managing director of CureVac N.V. on March 28, 2023.
(2)	Dr. Mendila joined the executive team as Chief Development Officer on February 1, 2023. She was formally appointed as a managing director of CureVac N.V. on March 28, 2023.

Option Ownership of Managing Directors

The following table sets forth the option ownership of our managing directors as of March 15, 2024.

			Exercise
	Number of		Price
Name	Options	Title	(in USD)	Expiration Date
Alexander Zehnder (1)	144,379	LTIP Option Award 2023	6.66	April 1, 2033
Pierre Kemula	25,000	LTIP Option Award 2022	19.35	March 1, 2032
Myriam Mendila (2)	—	—	—	—
Malte Greune	20,000	LTIP Option Award 2021	84.03	July 1, 2025
	25,000	LTIP Option Award 2022	19.35	March 1, 2032
(1)	Dr. Zehnder was formally appointed as a managing director of CureVac N.V. on March 28, 2023.
(2)	Dr. Mendila joined the executive team as Chief Development Officer on February 1, 2023. She was formally appointed as a managing director of CureVac N.V. on March 28, 2023.

Restricted Stock Unit Ownership of Managing Directors

The following table sets forth the restricted stock unit (RSU) ownership of our managing directors as of March 15, 2024.

Name	Number of RSUs	Title	Vesting Date
Alexander Zehnder (1)	27,233	CureVac LTIP 2023 RSUs	1/2 on Dec 31, 2024 & 1/2 on Dec 31, 2025
Pierre Kemula	3,203	CureVac LTIP 2022 RSUs	Dec 31, 2024
	19,063	CureVac LTIP 2023 RSUs	1/2 on Dec 31, 2024 & 1/2 on Dec 31, 2025
Myriam Mendila (2)	19,472	CureVac LTIP 2023 RSUs	1/2 on Dec 31, 2024 & 1/2 on Dec 31, 2025
Malte Greune	3,203	CureVac LTIP 2022 RSUs	Dec 31, 2024
	5,000	CureVac LTIP 2022 supplemental RSUs - with performance criteria	1/2 on Dec 31, 2022 & 1/2 on Dec 31, 2023
	19,063	CureVac LTIP 2023 RSUs	1/2 on Dec 31, 2024 & 1/2 on Dec 31, 2025
	25,000	CureVac LTIP 2023 supplemental RSUs - without performance criteria	1/33 on Dec 31, 2023,1/3 on Dec 31, 2024 & 1/3 on Dec 31, 2025
(1)	Dr. Zehnder was formally appointed as a managing director of CureVac N.V. on March 28, 2023.
(2)	Dr. Mendila joined the executive team as Chief Development Officer on February 1, 2023. She was formally appointed as a managing director of CureVac N.V. on March 28, 2023.

Please note: RSU awards which have vested and have been delivered as shares are not included in the table above. The RSUs included in the table above which have not yet vested or been settled (delivered as shares) are not included in the fully diluted shares outstanding.

Virtual Share, or VS, Ownership of Management Board Members from VSOP Programs as of March 15, 2024.

Start of
				Vesting	Grant date
			Max	Period	(Date of
		VS Points	Vested	(Only for New	Allocation	Vesting
Name	Program	Granted	Points	Participants)	Letter)	Period	VSOP Plan	Valid until
Pierre Kemula	VS	465,779	465,779	01.10.2016	18.04.2019	36	Prior VSOP	Aug 13, 2029

F.   Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 15, 2024 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;
●	each managing director and supervisory director; and
●	all managing directors and supervisory directors as a group.

The number of common shares beneficially owned by each entity, person, supervisory director or managing director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 15, 2024, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person. The table is based on information supplied by our managing directors and supervisory directors and by Schedules 13D and Schedules 13G, if any, filed with the SEC.

The percentage of outstanding common shares is computed on the basis of 224,305,680 common shares outstanding as of March 15, 2024. Common shares that a person has the right to acquire within 60 days of March 15, 2024 are also deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of the supervisory board and management board as a group. Unless otherwise indicated below, the address for each beneficial owner is CureVac SE, Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany.

	Shares Beneficially Owned
Shareholder	Number		Percentage
5% Shareholders:
Dietmar Hopp(1)	83,880,935	(2)	37.4%
Kreditanstalt für Wiederaufbau(2)	29,871,441		13.3%
Glaxo Group Limited	16,591,937		7.4%

Managing Directors:
Alexander Zehnder, Ph.D.	56,374		*
Pierre Kemula, BSc.	79,013		*	%
Myriam Mendila, MD	4,752		*
Malte Greune, Ph.D.	8,523		*	%

Supervisory Directors:
Mathias Hothum, Ph.D.(4)	70,288,109		31.3%
Baron Jean Stephenne, MSc, MBA	16,758		*
Michael Brosnan, BSc.	4,186		*	%
Debra Barker, MD	7,125		*	%
Viola Bronsema, MD	—		—
Klaus Schollmeier, Ph.D.	5,032		*
Craig A. Tooman, MBA	9,653		*	%
All Managing Directors and Supervisory Directors as a Group:	70,475,339		31.4%
*	Represents beneficial ownership of less than 1%.

(1)	This information is based on a Schedule 13D filed with the SEC on February 24, 2023 by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, DHFS II Holding GmbH & Co. KG (“DHFS II Holding”) and Zweite DH Verwaltungs GmbH (“Zweite DH”). dievini is the record holder of 70,181,760 shares and DH-LT Investments is the record holder of 10,102,286 shares. Mr. Hopp is the record holder of 158,700 shares and is the sole shareholder of a company that is the record holder of 33,517 shares. Zweite DH is the record holder of 3,404,672 shares. DH-Capital and OH Beteiligungen, are collectively the holders of 100% of the limited partner interest in dievini. DH-Capital and OH Beteiligungen each hold a 50% limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini. The sole general partner of dievini with the authorization to represent are dievini Verwaltungs GmbH and Dr. Hothum; however, 100% of the shares of dievini Verwaltungs GmbH are held by dievini so dievini Verwaltungs GmbH is not considered to have control over dievini. The managing directors of dievini Verwaltungs GmbH are Dietmar Hopp and Dr. Hothum. Voting and dispositive decisions made within dievini Verwaltungs GmbH regarding the securities held by dievini are made by at least two managing directors acting together; however, Dietmar Hopp is entitled to represent dievini Verwaltungs GmbH solely. Therefore, in their capacity as managing directors, Dietmar Hopp and Dr. Hothum share voting and dispositive power over the shares held by dievini, and may be deemed to beneficially own such shares held by dievini; however, each of Dietmar Hopp and Dr. Hothum disclaims beneficial ownership of the shares held by dievini except to the extent of their pecuniary interests therein. The address for dievini, DH-LT Investments and Dietmar Hopp is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Str. 57, 69190 Walldorf, Germany, the address for DH-Capital and OH Beteilungen is Heidelberger Straße 43, 69168 Wiesloch, Germany, the address for Oliver Hopp, Daniel Hopp, DHFS II Holding and Zweite DH is Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany.
(2)	This amount includes the amount of 672,875 shares which was delivered to the Company to fulfil dievini’s prior VSOP obligation end of March 2024. As of March 31, 2024 the amount has to be reduced by 672,875.
(3)	This information is based on a Schedule 13D filed with the SEC on February 24, 2023 by KfW, or Kreditanstalt für Wiederaufbau, an institution (Anstalt des öffentlichen Rechts) organized under public law of the Federal Republic of Germany. The Federal Republic of Germany holds 80% of KfW’s subscribed capital, and the German federal states (Länder) hold the remaining 20%. The address for KfW is Palmengartenstrasse 5-9, 60325 Frankfurt am Main, Germany.
(4)	Includes 70,181,760 shares held by dievini Hopp BioTech holding GmbH & Co. KG that may also be deemed beneficially owned by Dr. Mathias Hothum, 95,504 shares held by MH-LT-Investments GmbH and 10,845 shares held by Dr. Mathias Hothum.

Each of our shareholders is entitled to one vote per common share. None of the holders of our shares will have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders.

B.   Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2021, with any of our management and supervisory directors and the holders of more than 5% of our common shares.

dievini Hopp BioTech holding GmbH & Co. KG, Walldorf

As of December 31, 2023, dievini holds the majority of our capital stock and is the controlling shareholder. Molecular Health GmbH, or Molecular Health, is a subsidiary of dievini. In December 2017, we concluded a contract with Molecular Health, according to which Molecular Health provides services in conjunction with the Modeling of the biological and clinical effects of Toll-like receptor 7 and 8 agonists in cancer and immune cells. In fiscal years 2021, 2022 and 2023, payments to Molecular Health with respect to research and development amounted to €0. In 2023 a total of EUR 1k (2022: EUR 58k) was paid to dievini Hopp BioTech Holding GmbH & Co. KG as a reimbursement of travel cost.

Convertible Loans with Mr. Hopp

We entered into a convertible loan agreement on May 3, 2019 with Mr. Dietmar Hopp, managing director of dievini, under which Mr. Hopp disbursed to us the amount of EUR 50,000k, or Convertible Loan I. On October 24, 2019, we entered into an additional convertible loan agreement with Mr. Hopp, as amended, under which we have the right to call for disbursements in two tranches of EUR 20,000k and a final tranche of €23,927k, until December 31, 2021, or Convertible Loan II, and together with Convertible Loan I, or the Convertible Loans. The Convertible Loans bear an interest rate of 8.00% per annum. We repaid the Convertible Loans on August 7, 2020, and as of December 31, 2020, no Convertible Loans were outstanding.

Immatics Biotechnologies GmbH

In August 2023, a purchase agreement between CureVac Manufacturing GmbH and Immatics Biotechnologies GmbH was entered into. CureVac purchased technical equipment of containers which CureVac will use as a facility in the future. dievini held 16,7% of the shares in Immatics N.V. (Immatics) as of December 31st, 2023 per the Form 20-F of Immatics filed in March 2024. CureVac paid EUR 178k under this agreement.

BePharBel Manufacturing S.A.

In December 2020, CureVac Manufacturing GmbH (formerly CureVac Real Estate GmbH) and BePharBel Manufacturing S.A., entered into a commercial supply agreement to develop and manufacture the diluent that was expected to be used to dilute the Group’s first concentrated COVID-19 vaccine candidate, CVnCoV. Pursuant to the terms of the agreement, it was intended that BePharBel Manufacturing would manufacture and deliver to CureVac Manufacturing GmbH a low seven figure amount of commercial batches of diluent per year, in 2021 and 2022. Following the withdrawal of the CVnCoV in October 2021, CureVac Manufacturing GmbH terminated the commercial and supply agreement with BePharBel and entered into negotiations on a structured and rapid wind-down of the ordered production. The Parties agreed on a settlement in May 2022 of all claims resulting from the commercial and supply agreement for an amount of EUR 3,900k. In total an amount of EUR 4,016k was paid. Baron Jean Stéphenne, our supervisory board member, holds directly and indirectly 15.61% of BePharBel Manufacturing’s equity and is a director of BePharBel Manufacturing, and Baron Jean Stéphenne’s son, Vincent Stéphenne, holds 1.43% of BePharBel Manufacturing’s equity and is a managing director of BePharBel Manufacturing.

Rittershaus law firm, Mannheim

A consulting agreement dated December 15, 2005, was in place for an indefinite term with the law firm Rittershaus Rechtsanwälte Partnerschaftsgesellschaft mbB, Mannheim (Rittershaus). The agreement was replaced by a new consulting agreement dated January 1, 2015.

The agreement can be terminated without notice by us and with notice of three months to the end of the quarter by Rittershaus. In fiscal years 2021, 2022 and 2023, consulting fees of EUR 757k, EUR 518k and EUR 212k were paid to Rittershaus, respectively. Prof. Dr. Christof Hettich, who was one of the managing directors of dievini until June 2022, is a partner of Rittershaus.

Dr. Ingmar Hörr

In June 2018, an advisory agreement was implemented between Dr. Ingmar Hoerr and CureVac. Dr. Hoerr received EUR 0k, EUR 0k and EUR 0k for consulting services in fiscal years 2021, 2022 and 2023, respectively. The advisory agreement with Dr. Ingmar Hoerr was terminated in March 2020. Due to the exercise of the Prior VSOP award in December 2022, CureVac had a receivable position of EUR 573k as per year-end 2022 for the income tax and social security liability. CureVac has received the money in February 2023.

Antony Blanc

In July 2020, a consulting agreement was implemented between CureVac AG (currently CureVac SE) and Clarentis SRL, which is wholly owned by Antony Blanc, our chief business officer. The consulting agreement was further amended in September 2020. The consulting agreement was terminated in February 2021 upon Antony Blanc’s appointment as our chief business officer. The consulting agreement provided for payments that were contingent upon the achievement of certain milestones. Clarentis SRL received EUR 150k and EUR100k in fiscal years 2020 and 2021, respectively. In addition to his Management Board position at CureVac NV, Antony Blanc also took over the role as Management Director at CureVac Belgium SA. He executes this function by using Clarentis SRL. As it relates to these services in 2023, CureVac paid EUR 85k in 2023 (2022: EUR 69k, 2021: EUR 0k). The amounts invoiced for these function/services are offset/deducted from his base compensation for his function on the Board of Management of CureVac N.V. As Antony Blanc has left the company as of November 30, 2023, CureVac and Antony Blanc signed a settlement agreement as of September 26, 2023. Under this agreement CureVac incurred cost of EUR 107k for Clarentis SRL entity in 2023.

Dr. Mariola Fotin-Mleczek

Due to the exercise of the Prior VSOP award in December 2022, CureVac had a receivable position of EUR 131k as per year-end for the income tax and social security liability. CureVac has received the money in February 2023.

In 2022, a consulting agreement between CureVac N.V. and Mariola Fotin-Mleczek was made. In 2022 and 2023, a total of EUR 20k and EUR 2k were paid, respectively.

Dr. Florian von der Mülbe

Due to the exercise of the Prior VSOP award in December 2022, CureVac had a receivable position of EUR 559k as per year-end 2022 for the income tax and social security liability. CureVac has received the money in February 2023.

Consulting agreements between CureVac Printer GmbH and Florian von der Mülbe related to the years 2022 to 2024 have been executed. In 2023 CureVac paid EUR 146k under such agreement related to 2022.

Franz-Werner Haas

In Q1 2023, a consulting agreement between CureVac SE and Franz-Werner Haas was executed. In 2023 CureVac paid EUR 65k under this agreement. The payment was partially compensated by Franz-Werner Haas taking over his former company car for EUR 40k.

Alexander Zehnder

In Q1 2023, a first addendum to the future service agreement was entered into to ensure a smooth transition from CEO Franz-Werner Haas to the new CEO Alexander Zehnder. Total compensation amounted to EUR 51k during the month of March.

Barker BioMedical GmbH

In Q1 2023, a consulting agreement between CureVac SE and Barker BioMedical GmbH was executed. Barker BioMedical GmBH is a wholly owned consulting company of Debra Barker, Supervisory Board member of CureVac N.V. In 2023 CureVac paid EUR 14k under this agreement.

Craig Tooman

In Q1 2023, a consulting agreement between CureVac SE and Craig Tooman was executed. In 2023, CureVac paid EUR 5k under this agreement.

Ralf Clemens

In Q3 2023, a consulting agreement between CureVac N.V. and GRID EUROPE was executed. GRID EUROPE is a wholly owned consulting company of Ralf Clemens, who was a member of the supervisory board up to September 30, 2023. CureVac incurred EUR 23k under this agreement in 2023.

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

Shareholders’ Agreement among KfW, dievini, DH-LT Investments GmbH and Mr. Hopp

In connection with the KfW Investment, KfW, dievini and Mr. Hopp entered into a shareholders’ agreement on June 16, 2020, or the KfW dievini Shareholders’ Agreement, agreeing to certain transfer restrictions and rights of first refusal relating to their interests in our company, nomination rights as provided elsewhere in this Annual Report, and a voting agreement relating to certain specified actions. In particular, dievini and Mr. Hopp agree to vote a specified number of their shares as directed by KfW on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (1) transferring the tax domicile of CureVac N.V. and/or the approval of the transfer of the corporate or administrative seat of CureVac AG (currently CureVac SE); (2) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) material for the protection of the health of the population of the European Union; (3) entering into material mergers and acquisitions; and (4) amendments to the articles of association of CureVac AG (currently CureVac SE) which would affect the foregoing matters. Under the terms of KfW dievini Shareholders’ Agreement, Mr. Hopp agreed to purchase an aggregate of €100 million of our common shares in a private placement that took place with our initial public offering, in August 2020, at a price per share equal to our initial public offering price concurrently. Mr. Hopp effected this purchase through DH-LT-Investments GmbH, an affiliated entity. In connection with such concurrent private placement DH-LT-Investments GmbH has become a party to the KfW dievini Shareholders’ Agreement. The KfW dievini Shareholders’ Agreement has been extended to December 31, 2024. The Shareholders’ Agreement may be terminated after December 31, 2024, by either party subject to six months’ notice prior the end of the applicable calendar year. In addition, the Shareholders’ Agreement shall automatically terminate if KfW sells all or a part of its interest in the Issuer to a third party, subject to certain exceptions.

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

Indemnification Agreements

Our articles of association require us to indemnify our current and former managing directors and supervisory directors to the fullest extent permitted by law, subject to certain exceptions. We entered into indemnification agreements with all our managing directors and supervisory directors and may enter into additional indemnification agreements with future managing directors and supervisory directors.

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

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities including proceedings initiated by former employees and directors. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this Annual Report, we do not believe such claims and proceedings, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. If and to the extent necessary, we have formed appropriate accruals.

In connection with our adjustment of our external European manufacturing network after the withdrawal of our EMA dossier for our vaccine candidate, CvnCoV, we are involved in disputes with three former contract manufacturers.

In February 2022, we were served with a request for arbitration filed with the German Arbitration Institute by Wacker Biotech B.V. seeking payments based on a terminated agreement with us. In April 2022, Celonic Deutschland GmbH & Co.KG initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against us also requesting payments based on a terminated agreement. The agreements with Wacker and Celonic were terminated in connection with the withdrawal of our EMA dossier for our drug candidate CVnCoV. We have defended ourselves vigorously against Wacker’s and Celonic’s claims in written submission and the oral hearings. The taking of evidence has concluded in both proceedings, and we are awaiting the final awards of the arbitration tribunals.

In August 2022, Rentschler Biopharma SE initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against us. Rentschler's claims are based on the assumption that certain agreements between Rentschler and CureVac Manufacturing GmbH (then: CureVac Real Estate GmbH) have been terminated due to the withdrawal of our EMA dossier for CVnCoV or alternatively that CureVac would have been obliged to terminate these agreements. CureVac's position always was that the agreements had ended upon expiration of their term. We did not believe that there was a legal basis for Rentschler's claims and therefore defended ourselves vigorously against these claims in written submissions and the oral hearing in October 2023. In its final award rendered in April 2024, the arbitration tribunal followed CureVac's arguments and dismissed Rentschler's claims in their entirety.

In addition, we are involved in several intellectual property related legal proceedings.

In June 2022, we filed a lawsuit against BioNTech in the Düsseldorf Regional Court for infringement of several of CureVac’s patents and utility models as a result of the manufacture, use and sale of Comirnaty. Additionally, certain of our patents and utility models are part of infringement claims in Germany filed by BioNTech. For all patents and utility models parallel invalidity claims (nullity action, oppositions and cancellation actions) were filed by BioNTech. In December 2023, the Federal Patent Court in Germany revoked one patent which is part of the infringement claim. The formal reasons for the decision of the court have not yet been provided. CureVac intends to appeal this decision before the German Federal Court of Justice. The proceedings before the Düsseldorf Regional Court regarding the remaining intellectual property rights are still ongoing and will be decided individually.

In November 2022, BioNTech filed cancellation actions seeking the cancellation of three of CureVac’s German utility models in the German Patent and Trademark Office. In November 2023, BioNTech filed cancellation actions against two additional utility models in the German Patent and Trademark Office. In December 2023, BioNTech filed an opposition against a European patent at the European Patent Office. CureVac is defending against these actions.

In September 2022, BioNTech and Pfizer filed a declaration of non-infringement and revocation action against two of CureVac’s patents in the Patents Court of the Business and Property Courts of England and Wales. We counterclaimed that such patents are valid and infringed by Comirnaty and subsequently added a third patent to our counterclaim.

In July 2022, BioNTech and Pfizer filed a complaint in the U.S. District Court for the District of Massachusetts seeking declaratory judgment of non-infringement of several of CureVac’s patents by Comirnaty. Subsequently we successfully filed a motion to have the case transferred to the Eastern District of Virginia. In May 2023, CureVac filed a counterclaim alleging infringement of several of our U.S. patents by the manufacture and sale of Comirnaty. Pfizer and BioNTech filed a counterclaim alleging non-infringement and validity of the asserted rights. In November 2023, Acuitas filed a motion to intervene and a motion to sever and stay in the U.S. proceedings regarding four U.S. patents. Simultaneously, Acuitas filed a separate case in the Eastern District of Virginia (Norfolk) claiming co-inventorship for the same patents.

In October 2023, Acuitas initiated arbitration proceedings against CureVac. Acuitas requests a declaration of the tribunal that Acuitas co-owns a patent family which is part of CureVac’s litigation against BioNTech and Pfizer in Germany and the United States and asserts consequential claims. CureVac will defend itself against these claims. The possible outcome of this dispute cannot be predicted at this time.

For more information, see also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Intellectual Property Rights.”

Legal disputes, arbitration and litigation are inherently unpredictable. While we do not believe that any of these matters will have a material adverse effect on our financial position, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of matters, which could have a material adverse effect on our financial condition or on our results of operations and/or our cash flows in the period in which any such amounts are accrued or paid. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

Please note that this section does not set forth the Dutch tax considerations for:

(i)	holders of common shares if such holders have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest exists if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
(ii)	holders of common shares for which the common shares qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) the company in which the shares are held is a related entity (statutorily defined term);
(iii)	holder of common shares which are or who are entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the common shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). Generally, a holder of common shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds and interest of 5% or more in our nominal paid-up share capital;
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

Dividend Stripping

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required that the recipient of the dividends is aware that a dividend stripping transaction took place for these rules to apply. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention. As from January 1, 2024, more stringent rules apply to the setoff, exemption from, and reduction or refund of Dutch dividend withholding tax to address situations where a claim for setoff, exemption, reduction or refund may align with the letter of Dutch tax law or a double taxation convention but goes against the underlying intention or spirit of the dividend stripping rules, as perceived by the legislator. The burden of proof with respect to beneficial ownership of dividends distributed by us rests on the Dutch tax authorities. If, however, a shareholder would receive dividends, including dividends on the common shares, in a calendar year in respect of which an aggregate amount of €1,000 in Dutch dividend withholding tax would otherwise be due based on the rate of 15%, the burden of proof with respect to beneficial ownership of such dividends lies with the shareholder. Furthermore, for shares traded on a regulated market, including the common shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.

Conditional withholding tax on dividends

In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

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

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution 2024: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2024: 25.8%).

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

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally speaking, if the holder of common shares is a Dutch Resident Entity, any benefits derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2024).

Dutch Resident Individuals

If the holder of common shares is a Dutch Resident Individual, any benefits derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.5% in 2024), if:

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

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the common shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the common shares are as such not subject to Dutch income tax.

The Dutch Resident Individual’s assets and liabilities taxed under this regime, including the common shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the common shares, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2024).

The deemed return applicable to other investments, including the common shares, is set at 6.04% for the calendar year 2024. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of common shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

The current Dutch income tax regime for savings and investments was implemented in Dutch tax law following the decision of the Dutch Supreme Court (Hoge Raad) of 24 December 2021 (ECLI:NL:2021:1963) (the “Decision”). In the Decision, the Dutch Supreme Court ruled that the (old) system of taxation for savings and investments based on a deemed return may under specific circumstances contravene with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “EC-Human Rights”). A new court procedure is pending before the Dutch Supreme Court questioning whether the current tax system for savings and investments is in line with the Decision. On 18 September 2023 (ECLI:NL:PHR:2023:655) the Attorney General Wattel concluded that the new tax system is not in line with the Decision, except for the taxation of bank savings, as the system is, in short, still based on a deemed return rather than actual returns, and as a result, the regime contravenes with the EC-Human Rights. The decision of the Dutch Supreme Court is expected mid-2024. In addition, on 8 September 2023, the former cabinet published a law proposal for a new tax system for savings and investments on the basis of actual returns according to an asset accumulation system, the ‘Actual Return Box 3 Act’ (Wet werkelijk rendement box 3). The proposed system is expected to come into effect on 1 January 2027 at the earliest. However, it is up to the new cabinet to submit a final law proposal to the Dutch parliament.

Holders of common shares are advised to consult their own tax advisor to ensure that the tax in respect of the common shares is levied in accordance with the applicable Dutch tax rules at the relevant time.

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

Stamp Duties

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

The withholding tax on distributions to other foreign resident shareholders is reduced in accordance with a double taxation treaty (e.g., to 15%, 5% or 0% depending on certain prerequisites) if Germany has concluded such double taxation treaty with the country of residence of the shareholder and if the shareholder does not hold his shares either as part of the assets of a permanent establishment or a fixed place of business in Germany or as business assets for which a permanent representative has been appointed in Germany. The reduction of the withholding tax is procedurally granted in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the tax liability determined on the basis of the tax rate set forth in the applicable double taxation treaty (15% unless further qualifications are met) is refunded by the German tax administration upon request (Federal Central Office for Taxes (Bundeszentralamt für Steuern).

In the case of dividends received by corporations whose statutory seat and effective place of management are not located in Germany and who are therefore not tax resident in Germany, two-fifths of the withholding tax deducted and remitted are refunded without the need to fulfill all prerequisites required for such refund under the EU Parent Subsidiary Directive or under a double taxation treaty or if no double taxation treaty has been concluded between the state of residence of the shareholder. However, such refund is subject to the German anti-directive/treaty shopping provision of Section 50d paragraph 3 of the German Income Tax Act (Einkommensteuergesetz).

In order to receive a refund pursuant to a double taxation treaty or the aforementioned option for foreign corporations, the shareholder has to electronically submit a n application via the Federal Central Tax Office’s online portal (www.elster.de/bportal) and upload certain documents during the application, i.a. a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that withheld the tax.

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

For individual or corporate shareholders tax resident outside Germany not holding the shares through a permanent establishment (Betriebsstätte) in Germany or as business assets (Betriebsvermögen) for which a permanent representative (ständiger Vertreter) has been appointed in Germany, the remaining and paid withholding tax (if any) is final (i.e., not refundable) and settles the shareholder’s limited tax liability in Germany. For individual or corporate shareholders tax resident in Germany (that are, for example, shareholders whose residence, domicile, registered office or place of management is located in Germany) holding their shares as business assets, as well as for shareholders tax resident outside of Germany holding their shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld (including solidarity surcharge) can be credited against the shareholder’s personal income tax or corporate income tax liability in Germany. Any withholding tax (including solidarity surcharge) in excess of such tax liability is refunded. For individual shareholders tax resident in Germany holding the company’s shares as private assets, the withholding tax is a final tax (Abgeltungsteuer), subject to the exceptions described in the following section. Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Shares as Private Assets

For individual shareholders (individuals) resident in Germany holding the company’s shares as private assets, dividends are subject to a flat tax rate which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%) and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to € 1.000 (for individual filers) or up to € 2.000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

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

Exceptions from the flat tax rate (satisfied by withholding at source) (Abgeltungsteuer) may apply — that is, only upon application — for shareholders who have a shareholding of at least 25% in CureVac or for shareholders who have a shareholding of at least 1% in CureVac and work for the company in a professional capacity. In such a case, the same rules apply as for sole proprietors holding the shares as business assets. See “— Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s shares as Business Assets  — Sole Proprietors.” Further, the flat rate tax does not apply if and to the extent dividends reduced CureVac taxable income.

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s shares as Business Assets

If a shareholder holds the company’s shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.

Corporations

Dividend income of corporate shareholders is exempt from corporate income tax, provided that the incorporated entity holds a direct participation of at least 10% in the share capital of a company at the beginning of the calendar year in which the dividends are paid. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of the company which a corporate shareholder holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax-exempt dividends are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income tax (plus solidarity surcharge) and trade tax, i.e., tax exemption of 95%. Business expenses incurred in connection with the dividends received are entirely tax-deductible. The participation exemption does not apply if and to the extent dividends reduced CureVac’s taxable income.

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

However, if a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership is credited against the partner’s personal income tax liability up to four times of the trade measurement amount (Gewerbesteuer-Messbetrag) depending on the applicable municipal trade tax levy rate and the personal tax situation.

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

In case the partnership is a (operative or deemed) commercial partnership with its place of management in Germany, the dividend income is subject to German trade tax at the level of the partnership, unless the partnership holds at least 15% of a company’s registered share capital at the beginning of the relevant assessment period, in which case the dividend income is exempt from trade tax.

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

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Shares as Private Assets

For individual shareholders (individuals) resident in Germany holding shares as private assets, capital gains realized on the disposal of shares are subject to final withholding tax. Accordingly, capital gains will be taxed at a flat tax rate of 25% plus a 5.5% solidarity surcharge thereon (in total 26.375%) and church tax, in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the shares and the expenses directly related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

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

Capital losses arising from the sale of the shares can only be offset against other capital gains resulting from the disposition of the shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the sale of shares in stock corporations in future years. In case of a derecognition or transfer of worthless shares (or other capital assets), the utilization of such loss is further restricted and can only be offset up to the amount of €20,000 per calendar year.

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

A joint statement issued by 10 of the 11 participating European Union member states in October 2016 reaffirmed the intention to introduce FTT. However, at the moment not many details are available. Thus, it is not known to what extent the elements of the European Commission’s proposal outlined in the preceding paragraph will be followed in relation to the taxation of shares. The FTT proposal remains subject to negotiation between the participating member states and is subject to political discussion. It may, therefore, be altered prior to the implementation, the timing of which remains unclear. Additional European Union member states may decide to participate.

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

Passive Foreign Investment Company Rules

Under the Code, we will generally be a “passive foreign investment company,” or a PFIC, for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. The value of a non-U.S. corporation’s goodwill that is associated with activities that produce, or are intended to produce, active income is generally an active asset for purposes of the asset test unless, for U.S. federal income tax purposes, the non-U.S. corporation is a “controlled foreign corporation,” or CFC, that is not publicly traded “for the taxable year.” If a non-U.S. corporation is a CFC that is not publicly traded for the taxable year, its PFIC status under the asset test is determined by using the U.S. tax basis of its assets rather than their fair market value and therefore the market value of its goodwill is generally disregarded. Generally, a non-U.S. corporation is a CFC if more than 50% of its shares’ voting power or value is owned, directly, indirectly or constructively, by “United States shareholders” (as defined in Section 951(b) of the Code). Although it is not certain, we may be or may have been a CFC in our 2023 taxable year. However, under Treasury regulations promulgated in 2020, the fair market value of our assets (including goodwill) can be used for purposes of the asset test provided that (i) we are publicly traded on the majority of days during our taxable year or (ii) we would not be a CFC if certain constructive ownership rules were not applied. We believe, and the remainder of this discussion assumes, that we are eligible to use the fair market value of our assets for purposes of the asset test, for our 2023 taxable year.

Based on the composition of our income and assets during 2023, we do not believe that we were a PFIC for our 2023 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Whether we will be a PFIC in 2024 or any future year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2024 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status. In addition, we may, directly or indirectly, have held or hold equity interests in other PFICs, collectively referred to as Lower-Tier PFICs. Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of the stock of Lower-Tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-Tier PFIC and (ii) a disposition of shares of a Lower-Tier PFIC, in each case as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly. U.S. Holders should consult their tax advisors about the consequences to them of our investment in one or more Lower-Tier PFICs.

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

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a foreign currency) and the amounts held as cash and cash equivalents. Our consolidated financial statements are reported in euros. We generate a significant portion of our revenue and incur a significant portion of our expenditures in certain non-euro currencies, principally U.S. dollars. We are exposed to fluctuations in foreign currency exchange rates primarily on revenue generated from sales in these foreign currencies. Our results of operations can be affected if the U.S. dollar appreciates or depreciates against the euro. As of December 31, 2023, if the euro had weakened 10% against the U.S. dollar with all other variables held constant, pre-tax loss for the year would have been €8.0 million (2022: €8.6 million) lower and post-tax loss would have been €5.6 million lower (2022: €6.1 million). Conversely, if the euro had strengthened 10% against the U.S. dollar with all other variables held constant, pre-tax loss would have been €6.6 million (2022: €7.1 million) higher and post-tax loss would have been €4.6 million (2022: €5.0 million) higher. The effects on pre- and post-tax loss and (accumulated) other comprehensive income due to fact that our subsidiary CureVac Inc.’s functional currency is the U.S. dollar would still have been immaterial at December 31, 2022 and 2023.

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

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our cash and cash equivalents with floating interest rates. Due to persistent low interest rates we may be exposed to the risk of being charged negative interest rates on our bank deposits. If interest rates as of December 31, 2022 and 2023, had been 1% higher while all other variables had remained the same, the net loss for the year (before and after tax) would have been €4.0 million (2022: €5.0 million) lower, because the higher interest income would have been generated from floating rates on invested cash and cash equivalents.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.   Material Modifications to Instruments

Not applicable.

B.   Material Modifications to Rights

Not applicable.

C.   Withdrawal or Submission of Assets

Not applicable.

D.   Changes in Trustees or Paying Agents

Not applicable.

E.   Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

A.   Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, our management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), has performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2023. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer, together with our other members of management, have concluded that, as of December 31, 2023, due to a material weakness in internal control over financial reporting described below, our disclosure controls and procedures were not effective.

B.   Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by IASB, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and directors of our Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our Company’s assets that could have a material effect on the financial statements. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, which may not prevent or detect misstatements.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.

Our management has concluded, based on its assessment, that our internal control over financial reporting was not effective as of December 31, 2023 due to a material weakness resulting from (i) lack of sufficient accounting and supervisory personnel, (ii) lack of appropriate level of technical accounting training; and (iii) lack of consistent performance of controls over financial reporting.

Notwithstanding the material weakness identified as of December 31, 2023, our management has concluded that the consolidated financial statements included in this Annual Report on Form 20-F, present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS as issued by IASB.

Remediation plan

As previously disclosed, we reported in our Annual Report 20-F for the year ended December 31, 2022, a material weakness in internal control over financial reporting primarily related to an IT system’s functionalities that were not configured to support segregation of duties in the recording of manual journal entries as well as in the authorization of purchase orders. During 2023, we implemented measures to successfully remediate this material weakness.

Management’s planned remediation measures for the material weakness identified as of December 31, 2023 include (i) training and hiring additional qualified staff; (ii) implementing, streamlining, and/or replacing certain IT systems to increase automation in accounting processes and procedures; and (iii) engaging third parties, as required, to assist with technical expertise, integration and streamlining of business controls.

Management believes the foregoing plans will effectively remediate the deficiencies constituting the material weakness. However, there is no assurance as to when such remediation will be successful. As the remediation plans are implemented, management may take additional measures or modify the plan described above. See “Item 3. Key Information — D. Risk Factors — We have identified a material weakness in our internal control related (i) lack of sufficient accounting and supervisory personnel, (ii) lack of appropriate level of technical accounting training; and (iii) lack of consistent performance of controls over financial reporting which, if not remediated appropriately or timely, could result in loss of investor confidence and adversely impact our stock price. If we are unable to remediate the material weakness, or if other material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”

C.   Attestation Report of the Registered Public Accounting Firm

KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm who audited the consolidated financial statements as of and for the year ended December 31, 2023, has also audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. Their reports are included in this Annual Report on Form 20-F beginning on page F-3.

D.   Changes in Internal Control over Financial Reporting

Other than the changes described above there were no changes to our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act of 1934), which occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

Our supervisory board has determined that Michael Brosnan, Craig A. Tooman, Klaus Schollmeier, Hans Christoph Tanner and Ralf Clemens satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and each qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. Hans Christoph Tanner resigned from the Supervisory Board on June 19, 2023 and Ralf Clemens resigned from the Supervisory Board on September 30, 2023. For more information see “Item 6. Directors, Senior Management and Employees — C. Board Practices — Committees — Audit Committee.”

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

ITEM 16C. Principal Accountant Fees and Services

Our financial statements have been prepared in accordance with IFRS as issued by the IASB and are audited by KPMG. KPMG has acted as our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG has served as our independent registered public accounting firm for the year ended December 31, 2023, for which audited financial statements appear in this Annual Report. EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“EY”) served as our independent registered public accounting firm for the years ended December 31, 2021 and 2022, for which audited financial statements appear in this Annual Report.

Audit Fees

We incurred fees of €1.2 million to KPMG for audit services for fiscal 2023 and €1.8 million to EY for audit services for fiscal 2022, respectively, including fees associated with the annual audit, consultations on various accounting issues, performance of local statutory audits and comfort letters and review of offering documents filed with the SEC.

Audit-Related Fees

No audit-related services fees were incurred for fiscal 2023 and 2022.

Tax Fees

We incurred €0.1 million to KPMG for tax fees for fiscal 2023 and €0.5 million for tax fees to EY for fiscal 2022, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2023 and 2022, respectively.

All Other Fees

No fees for services other than those categorized in Audit Fees, Audit-Related Fees and Tax Fees described above incurred to KPMG in 2023.We incurred €0.1 million for services other than those categorized in Audit Fees, Audit-Related Fees and Tax Fees described above to EY in 2022.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2023, our Audit Committee approved all of the services provided by KPMG.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

None.

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

Shareholder Rights

Voting Rights

The Netherlands. In accordance with Dutch law and our articles of association, each issued common share confers the right to cast one vote at the general meeting. Each holder of shares may cast as many votes as it holds shares. No votes may be cast on shares that are held by us or our direct or indirect subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of use and enjoyment (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of use and enjoyment (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of use and enjoyment (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting.

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

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16K. Cybersecurity.

Protecting the security and integrity of CureVac’s IT systems and safeguarding the privacy of our business partners, patients and employees along with our intellectual property is a key priority for us. Cybersecurity risks are among the core risks evaluated through our enterprise risk management program.

Our IT security team is responsible for assessing and maintaining our cybersecurity risk management program. Our Head of IT oversees our cybersecurity program and is supported by our Manager of Information Security, the Senior Director of Infrastructure & Operations, the IT Leadership Team and other business leaders. Our cybersecurity program is designed to enable the Company to respond to the threat of security breaches and cyberattacks and to protect and preserve the confidentiality, integrity, and continued availability of information assets processed by the Company. Our Manager of Information Security and his team are experienced subject matter experts in the field of information security. The Senior Director of Infrastructure & Operations has over 25 years of international experience in information security, IT strategy and IT management, including security consulting. Similarly, our Head of IT has over 25 years of experience in various senior international IT leadership roles. Our internal IT security team is augmented by third parties, who provide additional information security expertise.

To address cybersecurity threats and in an effort to prevent IT system interruptions, we are developing enterprise-wide policies, procedures, and practices based on and audited against industry standards, including the ISO 27001 Standard and “BSI-Grundschutz”. CureVac’s systems are regularly patched and updated with supported software releases. We conduct regular internal vulnerability analyses (including simulated hacking) as well as external penetration testing utilizing third parties to verify and ensure the effectiveness of our cybersecurity controls. Our employees are required to participate in our cybersecurity awareness program, which includes access to specific cybersecurity and information security training sessions and content and periodic phishing attack simulations.

CureVac requires employees to report IT security incidents to the IT security team via CureVac’s internal service management platform. Additionally, we have implemented a 24/7/365 Cyber Security Operations Center (CSOC) operated by an external third party. The CSOC provides active monitoring and is responsible for investigating any security incidents and alerts on our platforms.

Where appropriate, threats or incidents are escalated to our Head of IT, who informs our CEO, management board and/or Data Protection Officer of any such threats or incidents. Any breaches related to personal data are managed by the Data Protection Officer in consultation with CureVac’s IT security team.

The Head of IT updates the status of the cybersecurity program quarterly within the enterprise risk management program. The management board provides oversight over the enterprise risk management program, reviews the risk portfolio on a quarterly basis and is responsible for ensuring that we have implemented an appropriate and effective risk management system and process. The supervisory board reviews the enterprise risk management program on an annual basis. In addition, the Head of IT provides regular updates on the status of the cybersecurity program, and emerging cybersecurity threats and incidents to the management board. At least once each year, the Audit Committee discusses our approach to cybersecurity risk management with the Head of IT and, as necessary, to the full supervisory board, based on management’s assessment of risk.

In 2023, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors–Risks Related to Our Business and Industry” in this Annual Report on Form 20-F.

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
Date: April 24, 2024

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

4.10

Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc., dated March 15, 2019 (incorporated by reference to Exhibit 10.19 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.11

First Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc., dated May 19, 2019 (incorporated by reference to Exhibit 10.20 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.12

Rental contract for commercial premises, between CureVac Real Estate GmbH and Technologieparks Tübingen-Reutlingen GmbH, dated January 31, 2018 (incorporated by reference to Exhibit 10.21 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.13

Rental Contract between CureVac Real Estate GmbH and Fränkel Immobilien-Service GmbH, dated June 6, 2018 (incorporated by reference to Exhibit 10.22 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.14

Supplement to the rental contract, between CureVac Real Estate GmbH and Fränkel Immobilien-Service GmbH, dated July 23, 2018 (incorporated by reference to Exhibit 10.23 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.15

Second Supplement to the rental contract, between CureVac Real Estate GmbH and Fränkel Immobilien-Service GmbH, dated August 20, 2018 (incorporated by reference to Exhibit 10.24 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.16

Third Supplement to the rental contract, between CureVac Real Estate GmbH and HSB Vermietungs-und Verpachtungs-GmbH & Co. KG, dated November 5, 2018 (incorporated by reference to Exhibit 10.25 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.17

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

4.19	CureVac N.V. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.20	CureVac Virtual Share Plan (incorporated by reference to Exhibit 10.29 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.21

First Amendment to Collaboration and License Agreement by and between CureVac AG and Genmab B.V., dated July 2, 2020 (incorporated by reference to Exhibit 10.32 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.22

Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated July 15, 2020 (incorporated by reference to Exhibit 10.33 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.23

Amendment Two to the Development and Option Agreement, between CureVac AG and Acuitas Therapeutics Inc., dated July 10, 2020 (incorporated by reference to Exhibit 10.34 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.24

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

4.25

First Amendment and Joinder to Global Access Commitments Agreement, between CureVac AG, CureVac B.V. and the Bill & Melinda Gates Foundation, dated July 15, 2020 (incorporated by reference to Exhibit 10.39 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.26

Second Amendment to Global Access Commitments Agreement, between the Bill & Melinda Gates Foundation and CureVac AG, dated July 15, 2020 (incorporated by reference to Exhibit 10.40 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.27	Form of Long Term Incentive Plan of CureVac N.V. (incorporated by reference to Exhibit 10.41 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.28

1st Amendment to the Development and License Agreement, effective as of November 9, 2017, between CureVac AG and CRISPR Therapeutics, AG (incorporated by reference to Exhibit 10.42 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.29

Amendment 4 to Definitive Agreement 1 between the Bill & Melinda Gates Foundation and CureVac AG, effective November 3, 2020 (incorporated by reference to Exhibit 10.43 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.30

Addendum to Investment and Shareholders’ Agreement among several shareholders and CureVac N.V., dated June 16, 2020 (incorporated by reference to Exhibit 10.44 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.31

Second Amendment to Collaboration and License Agreement between Genmab B.V. and CureVac AG, dated December 19, 2019 (incorporated by reference to Exhibit 10.46 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.32

Amendment Three to Development and Option Agreement between Acuitas Therapeutics Inc. and CureVac AG, dated December 24, 2020 (incorporated by reference to Exhibit 10.47 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.33

Amendment Number One to the Framework Partnering Agreement between Coalition for Epidemic Preparedness Innovations and CureVac AG, dated December 11, 2020 (incorporated by reference to Exhibit 10.48 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.34

Amendment to the Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated April 2, 2021 (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 27, 2021).†

4.35

COVID Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated April 2, 2021 (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filled on April 27, 2021).†

4.36

Second Amendment to the Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated September 29, 2021 (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K (File No. 001-39446) filed on December 17, 2021).†

4.37

Amendment to the COVID Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated September 29, 2021 (incorporated by reference to Exhibit 99.4 to the Company’s Form 6-K (File No. 001-39446) filed on December 17, 2021).†

4.38

Second Amendment to the Shareholders’ Agreement among Kreditanstalt für Wiederaufbau, dievini Hopp BioTechholding GmbH & Co KG and Mr. Dietmar Hopp, dated January 13, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 001-39446) filed on January 13, 2022).

Exhibit no.	Description

4.39

Third Amendment to Collaboration and License Agreement between Genmab B.V. and CureVac AG, dated December 19, 2019, effective June 30, 2021 (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.40

Consortium Agreement between CureVac AG, CureVac Real Estate GMBH and Glaxosmithkline Biologicals SA, dated February 20, 2022 (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.41

Fourth Amendment to the Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated March 4, 2022 (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.42

Third Amendment to the COVID Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated March 4, 2022 (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.43

Second Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc., dated July 29, 2021 (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.44

Third Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc., dated September 1, 2021 (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.45

First Amendment to the Collaborative Research Agreement between CureVac AG and Yale University (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.46

Research and Option Agreement, by and between CureVac AG and myNEO NV, dated May 12, 2022 (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2023).†

4.47

Fourth Amendment to the COVID Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated August 25, 2022 (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2023).†

4.48

Fourth Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc., dated August 31, 2022 (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2023).†

4.49

Fifth Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc., dated January 1, 2023 (incorporated by reference to Exhibit 4.64 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2023).†

4.50*	CureVac N.V. Long-Term Incentive Plan (Amended and Restated as of 2024).

4.51*	1st Amendment of the Research and Option Agreement, by and between CureVac AG and myNEO NV, dated January 12, 2023. †

4.52*	Second Amendment to the Development and License Agreement between CureVac SE and CRISPR Therapeutics AG, dated October 27, 2023. †

4.53*	Amendment Four to Development and Option Agreement between Acuitas Therapeutics Inc. and CureVac AG, dated February 13, 2024. †

4.54*	Sixth Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc., dated June 29, 2023. †

Exhibit no.	Description

4.55*	Seventh Amendment to Sponsored Research Agreement, between CureVac AG and The Schepens Eye Research Institute, Inc., dated February 23, 2024. †

8.1*	List of subsidiaries.

12.1**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

15.2*	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

97.1*	CureVac N.V. Compensation Recoupment Policy

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104**	Inline Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
†	Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.
*	Filed with this Annual Report on Form 20-F.
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

CureVac N.V.

Consolidated Financial
Statements

As of December 31, 2023 and 2022
and for the years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CureVac N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of CureVac N.V. and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 24, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Identification of distinct performance obligations and determining the over-time revenue recognition method under the GSK collaboration agreements

As discussed in Notes 2 and 3.1 to the consolidated financial statements, the Company entered into collaboration and license agreements with GlaxoSmithKline Biologicals SA (“GSK”) in July 2020, as amended and restated through March 2022. Under these arrangements, the Company recognized revenue in 2023 of EUR 38.3 million. These agreements contain multiple performance obligations and include licenses for the Company’s technology or programs, research and development services, and services or obligations in connection with participation in research or steering committees.

As part of our initial audit, we identified the evaluation of the distinct performance obligations identified by the Company and the determination of the appropriate method for measuring progress as a critical audit matter. Complex auditor judgment was required in evaluating the terms and conditions in the agreements to assess the identification of distinct performance obligations and to assess the most appropriate method to measure progress towards complete satisfaction of the identified performance obligations.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of a certain internal control related to the identification of distinct performance obligations and the determination of the appropriate method to measure progress. We obtained and read the amended and restated collaboration and license agreements and evaluated the terms and conditions of the agreements to assess that the performance obligations within the agreements were completely and accurately identified in accordance with the relevant accounting guidance, and an appropriate measure of progress has been selected that best depicts the transfer of control to the customer.

Provisions for contract termination costs

As discussed in Note 2 to the consolidated financial statements, the Company recognizes provisions for contract termination costs when it is probable that an outflow of resources will be required to settle a present obligation and when the outflow can be reliably estimated. As described in Note 12 to the consolidated financial statements, as of December 31, 2023, the Company recorded provisions in the amount of EUR 37.4 million for the estimated costs that are expected to be required to settle the termination of arrangements that had been concluded with contract manufacturing organizations (CMOs) in prior years.

We have identified the evaluation of the provisions for terminated CMO contracts as a critical audit matter as the assessment required significant auditor judgment, due to the significant measurement uncertainty in the amount that will ultimately be required to be paid to release the Company from its remaining obligations under the CMO contracts, in particular considering the impact of future arbitration decisions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of a certain internal control related to the evaluation of legal proceedings, including the evaluation of information from external and internal legal counsels. We evaluated the competence of the external legal counsel of the Company. We assessed the provisions by: (1) Inspecting confirmation letters received directly from the Company’s external legal counsels that assessed the likelihood of loss and the amounts that would be paid in the event of loss of the arbitration proceedings, and comparing these assessments and estimates to those made by the Company; (2) Inquiring of the Company’s in-house legal counsel; and (3) Inspecting the latest correspondence between the Company and the CMOs.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2023.

Mannheim, Germany

April 24, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CureVac N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited CureVac N.V.’s and subsidiaries (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated April 24, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to (i) lack of sufficient accounting and supervisory personnel, (ii) lack of appropriate level of technical accounting training; and (iii) lack of consistent performance of controls over financial reporting has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Mannheim, Germany

April 24, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Audit Committee of CureVac N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of CureVac N.V. (the Company) as of December 31, 2022, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

We served as the Company’s auditor from 2015 to 2023.

Stuttgart, Germany

April 25, 2023

CureVac N.V.

Consolidated Statements of Operations and
Other Comprehensive Income (Loss)

		Year ended December 31,
(in thousands of EUR, except per share amounts)	Note	2021	2022	2023

Revenue	3.1	102,990	67,420	53,758
Cost of sales	3.2	(238,195)	(183,993)	(124,366)
Selling and distribution expenses	3.3	(1,743)	(2,817)	(3,912)
Research and development expenses	3.4	(815,907)	(62,550)	(115,724)
General and administrative expenses	3.5	(100,402)	(104,178)	(91,758)
Income from release of governmental contract liabilities	3.7	574,502	—	—
Other operating income	3.8	67,702	37,932	9,151
Other operating expenses		(1,210)	(1,271)	(1,356)
Operating loss		(412,263)	(249,457)	(274,207)
Finance income	15	10,103	4,009	16,731
Finance expenses	15	(10,338)	(3,707)	(2,493)
Loss before income tax		(412,498)	(249,155)	(259,969)
Income tax benefit/ (expense)	13	782	126	(198)
Net loss for the period		(411,716)	(249,029)	(260,167)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments		(91)	(105)	72
Total comprehensive loss for the period		(411,807)	(249,134)	(260,095)
Net loss per share (basic and diluted)	14	(2.21)	(1.32)	(1.18)

The accompanying notes are an integral part of these consolidated financial statements.

CureVac N.V.

Consolidated Statements of Financial Position

		December 31,	December 31,
(in thousands of EUR)	Note	2022	2023
Assets
Non-current assets
Intangible assets and goodwill	4.1	31,778	28,347
Property, plant and equipment	4.1	197,941	236,782
Right-of-use assets	4.2	43,761	41,843
Other assets		1,666	1,702
Deferred tax assets	13	1,297	1,194
Total non-current assets		276,443	309,868
Current assets
Assets held for sale	5	10,467	2,419
Inventories	6	23,989	24,801
Trade receivables		6,295	14,326
Contract assets	3.1	2,707	2,758
Other financial assets	7	4,487	2,661
Prepaid expenses and other assets	8	40,002	23,763
Current tax assets	13	285	5,201
Cash and cash equivalents		495,797	402,452
Total current assets		584,029	478,381
Total assets		860,472	788,249
Equity and liabilities
Equity
Issued capital	9	23,400	26,879
Capital reserve		1,817,287	2,056,110
Treasury Shares		(1,481)	—
Accumulated deficit		(1,305,814)	(1,565,981)
Other comprehensive income		(139)	(67)
Total equity		533,253	516,941
Non-current liabilities
Lease liabilities	4.2	37,106	36,819
Contract liabilities	3.1	72,549	48,100
Provisions	12	61,320	—
Other liabilities	12	19	—
Total non-current liabilities		170,994	84,919
Current liabilities
Lease liabilities	4.2	4,980	5,005
Trade and other payables	11	73,463	48,033
Provisions	12	1,922	37,400
Other liabilities	12	40,491	50,717
Income taxes payable	13	610	654
Contract liabilities	3.1	34,759	44,580
Total current liabilities		156,225	186,389
Total liabilities		327,219	271,308
Total equity and liabilities		860,472	788,249

The accompanying notes are an integral part of these consolidated financial statements.

CureVac N.V.

Consolidated Statements of Changes in Shareholders’ Equity

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2021	21,655	1,334,704	—	(645,069)	57	711,347
Net loss	—	—	—	(411,716)	—	(411,716)
Other comprehensive income (loss)	—	—	—	—	(91)	(91)
Total comprehensive income (loss)	—	—	—	(411,716)	(91)	(411,807)
Share-based payment expense	—	15,789	—	—	—	15,789
Exercise of options	109	3,077	—	—	—	3,186
Issuance of share capital (net of transaction costs)	690	403,372	—	—	—	404,062
Repurchase of common shares	—	(28,284)	(5,817)	—	—	(34,101)
Balance as of December 31, 2021	22,454	1,728,658	(5,817)	(1,056,785)	(34)	688,476

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserves	Shares	deficit	reserve	equity
Balance as of January 1, 2022	22,454	1,728,658	(5,817)	(1,056,785)	(34)	688,476
Net loss	—	—	—	(249,029)	—	(249,029)
Other comprehensive income (loss)	—	—	—	—	(105)	(105)
Total comprehensive income (loss)	—	—	—	(249,029)	(105)	(249,134)
Share-based payment expense	—	7,539	—	—	—	7,539
Issuance of share capital (net of transaction costs)	829	65,552	—	—	—	66,381
Share issuances and contingent consideration from business combination	103	18,978	—	—	—	19,081
Exercise of options / Settlement of share-based payment awards	14	(3,440)	4,336	—	—	910
Balance as of December 31, 2022	23,400	1,817,287	(1,481)	(1,305,814)	(139)	533,253

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserves	Shares	deficit	reserve	equity
Balance as of January 1, 2023	23,400	1,817,287	(1,481)	(1,305,814)	(139)	533,253
Net loss	—	—	—	(260,167)	—	(260,167)
Other comprehensive income (loss)	—	—	—	—	72	72
Total comprehensive income (loss)	—	—	—	(260,167)	72	(260,095)
Share-based payment expense	—	7,697	—	—	—	7,697
Issuance of share capital (net of transaction costs)	3,453	232,387	—	—	—	235,840
Settlement of share-based payment awards	26	(1,261)	1,481	—	—	246
Balance as of December 31, 2023	26,879	2,056,110	—	(1,565,981)	(67)	516,941

The accompanying notes are an integral part of these consolidated financial statements.

CureVac N.V.

Consolidated Statements of Cash Flows

		Year ended December 31,
(in thousands of EUR)	Note	2021	2022	2023
Operating activities
Loss before income tax		(412,498)	(249,155)	(259,969)
Adjustments to reconcile loss before tax to net cash flows
Finance income		(10,103)	(4,009)	(16,731)
Finance expense		10,338	3,707	2,493
Depreciation and amortization	4.1	15,674	23,741	23,386
Impairment of property, plant and equipment	4.1	22,810	6,594	2,466
Loss on disposal of fixed assets	4.1	587	11,981	3,477
Impairment of assets held for sale	5	—	19,064	6,711
Impairment of inventory	6	185,832	80,021	47,129
Share-based payment expense		14,956	9,185	7,697
Income from release of governmental contract liabilities	3.7	(574,502)	—	—
Changes of provisions	12	—	(58,799)	(25,842)
Working capital changes
Decrease / (increase) in asset held for sale		—	—	1,337
Decrease / (increase) in trade receivables and contract assets		(16,682)	9,502	(8,082)
Decrease / (increase) in inventory	6	(227,460)	(47,851)	(47,940)
Decrease / (increase) in prepaid expenses and other assets		(3,118)	8,968	16,494
Receipts from grants from government agencies and similar bodies		93,531	—	—
(Decrease) / increase in trade and other payables and contract liabilities		179,316	(96,186)	(29,984)
(Decrease) / increase in other current financial and other liabilities		(20)	—	—
Decrease / (increase) in deferred taxes		(1,583)	4	(115)
Income taxes paid		(502)	(128)	(3,891)
Interest received		81	1,790	15,852
Interest paid		(9,785)	(4,606)	(2,375)
Net cash flow provided by (used in) operating activities		(733,128)	(286,177)	(267,887)
Investing activities
Purchase of property, plant and equipment		(124,222)	(88,023)	(52,320)
Purchase of intangible assets		(3,679)	(5,199)	(2,880)
Acquisition of subsidiary, net of cash acquired	20	—	(277)	—
Net cash flow provided by (used in) investing activities		(127,901)	(93,499)	(55,200)
Financing activities
Payments on lease obligations		(3,183)	(4,221)	(5,193)
Proceeds from the issuance of shares (net of transaction costs)		404,062	—	235,840
Payment on / proceeds from treasury shares/exercise of options		(30,915)	910	246
Proceeds from at-the-market offering program (net of transaction costs)		—	66,484	—
Repayment of the EIB loan		(25,000)	—	—
Net cash flow provided by financing activities		344,964	63,173	230,893
Net increase (decrease) in cash and cash equivalents		(516,065)	(316,503)	(92,194)
Effect of currency translation gains on cash and cash equivalents		4,936	836	(1,151)
Cash and cash equivalents, beginning of period		1,322,593	811,464	495,797
Cash and cash equivalents, end of period		811,464	495,797	402,452

The accompanying notes are an integral part of these consolidated financial statements.

1. Corporate Information

CureVac N.V. (CureVac or CV or the Company) is the parent company of CureVac Group (Group) and, along with its subsidiaries, is a global biopharmaceutical company developing a new class of transformative medicines based on the messenger ribonucleic acid (mRNA) that has the potential to improve the lives of people.

With in - house manufacturing capabilities and expertise we are an integrated biopharmaceutical company. We consider our manufacturing process an important part of our strategy that allows us to continuously improve our technology platform and maintain flexibility in clinical development and allow us to manufacture potential future commercial products. The close interaction of our technical development and research teams enables us to rapidly implement innovations and robustness to the manufacturing process.

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

During fiscal 2023, dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, was the largest shareholder of CureVac. Together with its related parties, dievini held shares and voting rights in CureVac between appr. 37 – 43% (prior year: 43 – 46%) during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

2. Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were authorized by the Management Board for presentation to the Supervisory Board on April 23, 2024. The Group’s consolidated financial statements are presented in Euros (EUR), which is also the parent company’s functional currency. Unless otherwise stated, the numbers are rounded to thousands of Euros, except per share amounts.Due to rounding, differences may arise when individual amounts or percentages are added together.

The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern. No commercial products have been marketed yet as CureVac is still in the development phase. Hence, the Group is raising capital to perform research & development activities and to advance its technologies up to a successful development and regulatory approval of its products. To reach its development and commercialization objectives, the Group will seek additional funding through collaboration or licensing agreements or other financing activities. While the Group’s business projections could be unfavorably affected by being unable to obtain funding or enter into collaboration or license agreements on acceptable terms, CureVac’s cash and cash equivalents will be sufficient to fund operating expenses and capital expenditure requirements for at least 12 months from the issuance date of the financial statements. This anticipates, that for the foreseeable future the Group will continue to operate. Thus, no adjustments to the consolidated financial statements have been made related to the Group not being able to continue as a going concern.

Details of the Group’s accounting policies, including changes thereto are described below. The accounting policies have been consistently applied to all years presented unless otherwise stated.

Basis of consolidation

Subsidiaries are entities controlled by the Group. The Group “controls” an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The consolidated financial statements include the Company’s wholly-owned subsidiaries CureVac SE (until September 26, 2022: CureVac AG, Tuebingen, Germany), CureVac Inc. (Boston, Massachusetts, USA), CureVac Manufacturing GmbH (prior years: CureVac Real Estate GmbH, Tuebingen, Germany), CureVac Corporate Services GmbH (Tuebingen, Germany), CureVac RNA Printer GmbH (Tuebingen, Germany), CureVac Swiss AG (Basel, Switzerland – incorporated in 2021) and CureVac Belgium SA (Ottignies-Louvain-la-Neuve, Belgium – incorporated in 2022). Effective July 1, 2022, we acquired Frame Pharmaceuticals B.V., Amsterdam, Netherlands (Frame Pharmaceuticals), which was renamed to CureVac Netherlands B.V.; refer to Note 20 for additional information about this business combination.

The fiscal year of all Group entities corresponds to the calendar year ending December 31.

Material accounting policies

Business combinations and goodwill

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

The Group primarily generates revenue from its licensing and development agreements with its customers, which include collaboration partners for the development of mRNA medicines against a variety of targets in diseases and conditions. These arrangements contain multiple contractual promises, including (i) licenses, or options to obtain licenses to the Group’s mRNA technology, as well as related research and development technology services, (ii) delivery of products, and (iii) research and development services. Such arrangements provide for various types of payments to the Group, including upfront fees, funding of research and development services, payment for delivered products, development, regulatory and commercial milestone payments, license fees, and royalties on product sales, all of which may be satisfied at different points in time. Outlicensing agreements may be entered into with or without any further significant contractual obligations.

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

When an IP license is not considered to be distinct from research services, the Group generally recognizes revenue, including any upfront payment, attributable to the license on a straight-line basis, which reflects the performance of services by the Group towards satisfaction of the obligation, over the contractual or estimated performance period, which is typically from the effective date of the related collaboration agreement through to the estimated date of Marketing Authorization Application (MAA) or Biologics License Application (BLA) for a product developed under the agreement. The determination of the estimated date of MAA or BLA is a significant estimate given the uncertainty inherent in developing innovative pharmaceutical products and is based upon development plans with the customer, which are subject to change, clinical trials, and approval of regulatory authorities Changes in the estimated date of market entry could have a material impact on the amount and timing of revenue the Group records in future periods.

Sometimes an IP license is granted together with research and development services relating to the technology. In this case, the services are not considered distinct from the licenses and form a bundle for which revenue is recognized on a straight line basis over the time of services, as the services are determined predominant.

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

Some of the collaboration arrangements include rights and obligations that are considered outside the scope of a customer-vendor relationship as they are more akin to the activities that joint operators perform. CureVac decided that the nature of these types of activities is best reflected by applying joint arrangements accounting which, as the main effect, usually leads to revenue recognition at a later point in time.

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

Collaboration agreements may also provide a customer with the option to acquire additional goods or services. In these cases, the Group determines as to whether the customer was granted a material right.

Product sales related to collaboration agreements include RNA products and are recognized over time as goods are produced because such goods have no alternative use. Otherwise, revenue for product sales is recognized at a point in time. In 2023 revenue for produced LNP batches were recognized on a point-in-time basis. No product revenue was recognized in 2022 and 2021. Revenue from certain research and development services, delivered as a distinct performance obligation under the collaboration agreements, are recognized over time as the services are provided.

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

Grants from government agencies and similar bodies

The Group receives grants from government agencies and similar bodies for the active participation in specific research and development projects. Each grant agreement is assessed to determine whether there are elements of the supply of products from the group to the grantor that are recognized separately from the grant. For the supply of products, the standalone selling price is determined by reference to observed prices with other customers. The grants are recognized when there is reasonable assurance that the grant will be received and all grant conditions will be met. If grant funds are received prior to qualifying expenses being incurred or assets purchased, they are recorded as a liability in other liabilities. If the funds reimburse expenses, the liability is amortized into other operating income on a systematic basis over the period in which the corresponding expenses are incurred. If the funds reimburse purchased assets, the liability is reduced with a corresponding amount deducted from the asset’s carrying amount upon recording of the qualified asset. According to the terms of the grants, grantors generally have the right to audit qualifying expenses submitted by the Group.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i) Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

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

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified into four categories:

●	financial assets at amortized cost (debt instruments);
●	financial assets at fair value through other comprehensive income with recycling of cumulative gains and losses (debt instruments);
●	financial assets designated at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition (equity instruments); or
●	financial assets at fair value through profit or loss.

In fiscal 2021, 2022, and 2023, the Group only had the following financial assets to be measured at amortized cost:

●	Cash and cash equivalents
●	Trade receivables
●	Other financial assets

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of operations when the asset is derecognized, modified, or impaired.

Impairment of financial assets

An allowance for expected credit losses (ECLs) is recognized for all debt instruments not held at fair value through profit or loss including contract assets.

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

For financial assets being due more than 30 days, a significant increase in credit risk is assumed.

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

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

ii) Financial liabilities

The Group’s material financial liabilities consists of lease liabilities and trade payables.

Trade payables at initial recognition are accounted for at fair value and subsequently at amortized costs. The material accounting policy information regarding accounting of leases is described below.

Acquired intangible assets

Acquired intangible assets are mainly comprised of software and licenses. Regarding the acquired intangible assets (i.e., technology and goodwill) in the business combination with Frame Pharmaceuticals, refer to Note 20.

The estimated useful lives for each intangible asset class are as follows:

Software	3 to 10 years
Licenses	8 to 20 years
Technology	8 years

With the exception of goodwill, the Group does not have any intangible assets with indefinite useful lives.

Research and development costs

Research costs are expensed as incurred. Since our own development projects are mostly subject to regulatory approval and all studies are at an early phase, where the outcome of reaching the next phases is uncertain, the conditions for the capitalization of expenditures incurred prior to approval are not met.

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

Leasehold improvements	1 to 15 years
Technical equipment and machines:	3 to 14 years
Other equipment, furniture and fixtures:	3 to 14 years

The estimated useful lives are reviewed regularly and revised if necessary. The depreciation method remained unchanged from 2021 through 2023. The residual values of the assets are generally considered to be zero.

Impairment of non-financial non-current assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset may be impaired. If there is any indication of impairment (triggering event) or if an annual impairment test is required, the Group estimates the recoverable amount of the asset. The recoverable amount of an asset is the higher of the asset’s or CGU’s fair value less costs of disposal and its value-in-use. It is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case it is determined at the level of the cash-generating unit (CGU). If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is impaired and written down to its recoverable amount. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

In principle, the recoverable amount has to be determined for each individual asset where such asset generates cash flows that are largely independent of those generated by other assets. Where it is not possible, the recoverable amount has been determined on the basis of a group of assets representing a cash generating unit.

In assessing whether the cash flows are largely independent, CureVac considers various factors, including how management manages the company activities and how the CureVac companies are linked in business operations. As management decisions are centralized on group level and the CureVac companies are closely linked in business operations, the Group operates as one cash-generating unit. Therefore, for the purpose of annual goodwill impairment testing in 2022 and 2023, goodwill was allocated at Group level. The recoverable amount for the Company’s cash-generating unit based on fair values less costs of disposal using market capitalization derived from public quotations of CureVac stock. Management believes that no reasonably foreseeable change in the price of CureVac stock would cause the carrying amount of our one cash-generating unit to exceed its recoverable amount.Impairment losses of continuing operations are recognized in the statement of operations in expense categories consistent with the function of the impaired asset.

In fiscal year 2021, impairment of EUR 22,810k were recognized. These pertained largely to machinery and technical equipment recorded as assets under construction and resulted from the partial impairment of production lines which were obsolete due to the withdrawal of the EMA regulatory approval application for CVnCoV, see Note 4.1.

Beginning in year 2022, goodwill is tested for impairment annually as of December 31 and when circumstances indicate that the carrying value may be impaired.

For 2023, impairment was evaluated for goodwill by assessing the recoverable amount on Group level. Impairment losses relating to goodwill cannot be reversed in future periods.

There was no impairment of goodwill in 2023. However, there were impairments of technical equipment amounting to EUR 1,374k; refer to Note 4.1 for additional information.

Non-current assets held for sale

The Group classifies non-current assets as held for sale if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset, excluding finance costs and income tax expenses. The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management is committed to the plan to sell the assets. Property, plant and equipment are not depreciated or amortized once classified as held for sale.

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

Land, Buildings and supply installations	1 to 15 years
Vehicles	3 to 4 years
Other equipment	2 to 5 years

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in- substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate.

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

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (i.e., leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis over the lease term.

Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Inventories are comprised of raw materials, work in progress, and finished goods.

Costs incurred in bringing each product to its present location and condition are accounted for, as follows:

●	Raw materials: purchase cost on a first-in/first-out basis
●	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overhead based on normal operating capacity, but excluding borrowing costs

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances on-demand, and short-term deposits with original maturities of three months or less.

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

When a share-based payment award provides for different ways of settlement (i.e. cash versus shares) depending on the occurrence of contingent events, CureVac has the right to choose the manner of settlement and accounts the award based on this.

The related share-based payment expense is recorded in the functional cost category to which the award recipient’s costs are classified.

Income Taxes

Income taxes comprise current and deferred tax. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and adjustments to taxes payable in respect of previous years.

Tax loss carryforwards

Tax loss carryforwards are examined by the German taxation authorities and may be adjusted. Furthermore, significant changes in the shareholder and company structure can lead to a reduction in the loss carryforwards under the current provisions of German tax law, which can be used to calculate the annual amount for offsetting against the future taxable income.

CureVac assesses whether it is likely that a tax authority will accept an uncertain tax treatment. The amount of the expected tax liability or tax receivable reflects the amount, which represents the best estimation taken into account tax uncertainties. Based on management’s estimation, no provisions for uncertain tax treatments need to be accounted for.

Deferred income taxes

Deferred tax assets are recognized for deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to the extent that it is probable that future taxable income will allow the deferred tax asset to be realized.

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

Segment Reporting

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

Significant accounting judgments, estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, uncertain tax position, revenues, and expenses. Management bases its judgments and estimates on historical experience and other various factors, which it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. CureVac assesses whether it is likely that a tax authority will accept an uncertain tax treatment. Based on management’s estimation, no provisions for uncertain tax treatments need to be accounted for. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

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

For these combined performance obligations, it must be assessed which of these promises is the predominant promise to determine the nature of the performance obligation. The Group determined that the research and development technology services for the grant of the license is the predominant promise within the (combined) performance obligation.

If the Group shares the risks and benefits of a development project in such a way that the nature of the arrangement is not considered to be purely a customer-vendor-relationship, activities that are determined to be outside of a customer-vendor-relationship are accounted for in consideration of the principles of a joint operation accounting.

As a result, the promise of the research and development technology services for granting a license is accounted for as a performance obligation satisfied over time as the Group’s customer simultaneously receives and consumes the benefits from the Group’s performance.

Estimates

Revenue recognition and collaboration agreements

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

•Estimation of determination of date of market authorization application for revenue release over-time

A significant amount of judgment given the uncertainty inherent in developing innovative pharmaceutical products is being used in the determination of the estimated date of the Marketing Authorization Application or Biologics License Applications. The group regularly reviews the timelines and changes are reflected in the release of revenue amount when they become effective.

Accounting for non - current assets held for sale

Non-current assets are classified as asset held for sale if their carrying amount will be recovered through a sale transaction rather than through continued use; the carrying value of such assets is measured at the lower of their previous carrying value and their fair value less costs to sell. In evaluating whether the criterion, for classification as assets held for sale, of a sale being highly probable, the Group considered that a plan to sell the assets was committed to and an active program to locate a buyer was initiated with an equipment reseller. By estimating the fair value less costs to sell the Group considered various indicative prices of expected auction proceeds quoted by the equipment reseller. Additionally, the Group estimated, whether the plan to sell the assets could be completed within one year from the date of classification and whether actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Accounting for share-based payments

The Group has multiple share-based payment programs. Significant estimates are included in the determination of the grant date fair value of the awards.

Accounting for onerous contract provisions

The Group has entered into binding legal agreements for the supply of services by contract research organizations (CROs) to the Group for clinical trials of its first-generation COVID-19 vaccine candidate, CVnCoV. Such services are generally associated with the ongoing monitoring and care for enrolled participants in the clinical trials. Due to the discontinuation of the CVnCoV program, the remaining services, which the Group is obligated to procure, do not have a value for the Group anymore. In estimating the cost of the remaining services, judgment is required, particularly in estimating the number of participants completing the clinical trials, when measuring provisions for such contracts with clinical research organizations.

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

Current income tax

CureVac assesses whether it is likely that a tax authority will accept an uncertain tax treatment. Based on management’s estimation, no provisions for uncertain tax treatments need to be accounted for. The risk for the assessment regarding i) the deferral of upfront payments, ii) the cooperation between CureVac and GlaxoSmithKline Biologicals SA (GSK), and iii) the transfer pricing setup not to be accepted by the tax authorities is estimated to be between 10% and 50%.

Changes in accounting policies and disclosures

New and amended standards and interpretations

The Group has not early adopted any standards, interpretations, or amendments that have been issued but are not yet effective.

Standards issued but not yet effective

The following amendments will be adopted effective January 1, 2024, or at a later effective date:

●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants
●	Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
●	Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
●	Amendments to IAS 21: Lack of Exchangeability

CureVac does not expect these standards to have an impact on the Group´s consolidated financial statements.

3. Notes to the consolidated financial statements

3.1 Revenue from contract with customers

The Group recognized the following revenues in 2021, 2022 and 2023:

	December 31
	2021	2022	2023
	EUR k	EUR k	EUR k
Belgium
GSK	74,298	62,263	47,128
Germany
Boehringer Ingelheim	26,003	—	—
Netherlands
Genmab	1,770	1,787	1,197
Switzerland
CRISPR	919	3,370	5,425
Others
Others	—	—	8
Total	102,990	67,420	53,758

During the fiscal year ended December 31, 2023, the Company recognized revenues over-time (i) EUR 31,051k (2022: EUR 44,787k, 2021: EUR 79,827k) related to delivery of research and development services combined with an IP license (recognized from the upfront payments and achievement of certain milestones as further illustrated in the table below) and (ii) EUR 11,395k (2022: EUR 19,571k, 2021: EUR 22,706k) from those research and development services considered distinct within the agreements and recognized revenues at point-in-time (iii) EUR 11,312k (2022: EUR 3,062k, 2021: EUR 457k) related to delivery of products.

GlaxoSmithKline

In July 2020, the Group entered a collaboration with GSK for the research, development, manufacture and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens. In addition to an equity investment of EUR 150,000k as part of the 2020 Private Investment, GSK made a non-refundable upfront cash payment of EUR 120,000k which was deferred upon receipt and recognized as a contract liability. Additionally, the Group is eligible to receive a one-time reimbursable payment of EUR 30,000k for manufacturing capacity reservation, upon certification of CureVac’s commercial scale manufacturing facility currently under construction in Germany as well as to receive development and regulatory milestone payments of up to EUR 320,000k, commercial milestone payments of up to EUR 380,000k and tiered royalties on product sales. GSK will fund R&D activities incurred by CureVac related to the development projects covered by the collaboration. CureVac will be responsible for the research and development in collaboration with GSK up to the submission to authorities, after which GSK will be responsible, including commercialization. CureVac will be responsible for the manufacturing of the product candidates, including for commercialization, and will retain commercialization rights for selected countries for all product candidates. This contract consists of two performance obligations. Performance obligation one consists of a combined performance where CureVac grants its customer a license which is bundled with research and development services relating to the technology. The group accounts for this as a single obligation overtime. The second performance obligation consists of research and development project work which is recognized over-time. The upfront payment, attributable to the IP license, is being recognized straight-line from the effective date of the collaboration agreement through to the agreed estimated submission date for authority approval. In the year ended December 31, 2023, EUR 27,740k (2022: EUR 41,379k) in revenue was recognized under the collaboration agreement with GSK, entered into in July 2020, for the research, development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens. In 2023, less revenue was released than originally anticipated, due to changes of the estimated project timelines.

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

Under the GSK COVID Agreement, GSK has paid CureVac an upfront payment of EUR 75,000k in 2021. Under the terms of the 2020 GSK Agreement, CureVac granted GSK a worldwide exclusive, sublicensable (subject to certain conditions) license under certain of our intellectual property relating to vaccines and antibodies encoded by our proprietary mRNA targeting certain selected pathogens, or GSK Program Products, and a non-exclusive license under certain LNP technology to develop, manufacture and commercialize a certain number of such GSK Program Products for use in connection with the infectious diseases targeted under the 2020 GSK Agreement. CureVac also granted GSK an exclusive option, after a certain date, to obtain exclusive licenses to develop, manufacture and commercialize CVnCoV and boosters for such vaccine. CureVac and GSK agreed to equally share all development costs for GSK COVID Products, subject to certain exceptions. CureVac and GSK will share all net profits generated from sales of GSK COVID Products, other than certain products defined in the agreement as “Combination Products”, under profit sharing arrangements that in certain cases vary depending upon the GSK COVID Product in question, the time of sale, the number of doses sold and the party to whom the sale is made. This contract consists of a bundled performance obligation where CureVac grants its customer a license which is bundle with research and development services relating to the technology. The group accounts for this as a single obligation overtime. For the equally shared development costs CureVac accounts for the GSK share as a research and development expense and reimbursements from GSK for CureVac’s share are offset against research and development expense. CureVac is eligible to receive tiered royalty payments ranging from a low-teen percentage to a mid-teen percentage of net sales of Combination Products, subject to certain customary reductions. Under the GSK COVID Agreement, CureVac has the right to commercialize GSK COVID Products in Austria, Germany and Switzerland and if CureVac exercises such right, CureVac’s sales of GSK COVID Products, other than Combination Products will be subject to the profit share and CureVac will be required to pay GSK a high-teen percentage royalty on net sales of all Combination Products in such countries. In the year ended December 31, 2023, EUR 10,530k (2022: EUR 20,884k) in revenue was recognized under the GSK COVID Agreement.

Boehringer Ingelheim

In August 2014, the Group entered into an Exclusive Collaboration and License Agreement, which it refers to as the Boehringer Agreement, with Boehringer Ingelheim, whereby it granted Boehringer Ingelheim exclusive global rights for development and commercialization of its investigational therapeutic mRNA vaccine BI 1361849 (formerly CV9202) formulated with a legacy protamine technology. The Group received, in 2014, an upfront payment of EUR 30,000K, as well as, an option fee payment of EUR 5,000K and in 2018 an additional EUR 7,000K in development milestone payments, all of which are non-refundable and non-creditable in the event of expiry or termination of the agreement. In June 2021, Boehringer Ingelheim provided notice of its intention to terminate the Boehringer Agreement, with such termination to become effective on November 17, 2021. Upon termination of the Boehringer Agreement, the rights and licenses granted by the Group to Boehringer Ingelheim reverted back to the Group, provided that Boehringer Ingelheim has the right to sell off existing inventory of BI 1361849 for a certain period. In addition, Boehringer Ingelheim assigned to us all regulatory approvals or applications and grant us a non-exclusive, cost-free, perpetual and worldwide license to intellectual property held by Boehringer Ingelheim that has been used in the development, manufacture or commercialization of BI 1361849 or any other product developed under the Boehringer Agreement. As a result of the termination in 2021, the remaining contract liability, related to the upfront payment, EUR 14,003k was recognized over a shorter period through the termination date. In addition, the option fee payment of EUR 5,000k and the additional EUR 7,000k development milestone were recognized in 2021. Therefore, for the year ended December 31, 2023, EUR 0k (2022: EUR 0k, 2021: 26,003k) was recognized related to this agreement.

CRISPR Therapeutics Development and License Agreement

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics, which, as amended by amendments entered into in June 2020 and in October 2023, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. CureVac and CRISPR confirmed to stop working on two programs under the CRISPR Therapeutics Agreement and added three new programs. CRISPR Therapeutics has paid us an upfront one-time technology access fee of USD 3 million and certain additional amounts under the second amendment, which are recognized straight-line from the effective date of the collaboration agreement through to the date of market entry of a product developed under the agreement. In the year ended December 31, 2023, EUR 5,425k (2022: EUR 3,370k, 2021: EUR 919k) in revenue was recognized under this agreement.

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

In June 2023, Genmab notified the Group of its intent to terminate the Genmab First Program under the Genmab Agreement effective in September 2023. Such termination did not terminate the Genmab Agreement in its entirety, but rather only with respect to certain license and exclusivity provisions related to the Genmab First Program. Under the Genmab Agreement, the Group further grants Genmab a license for the preclinical development of up to four additional mRNA antibody product concepts and options to obtain commercial licenses under CureVac’s mRNA technology to develop, manufacture and commercialize product candidates for up to three of such product concepts.

In partial consideration for entering into the Genmab Agreement, in 2019 Genmab made a USD 20 million equity investment and paid us an upfront fee of USD 10 million, which was recognized through the date of market entry of a product developed under the agreement until August 2023 (no recognition from September 2023 onwards). In the year ended December 31, 2023, EUR 1,197k (2022: EUR 1,787k, 2021: 1,770k) in revenue was recognized under this agreement.

The Group has received upfront payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period or upon termination of the agreement, when no services are provided anymore. Below is a summary of such payments and the related revenues recognized over-time:

		Upfront and milestone payments included
	Upfront and milestone payments	in contract liabilities at		Revenue recognized from upfront and milestone payments
Customer		December 31, 2022	December 31, 2023	2021	2022	2023

	(in k)	EUR k	EUR k	EUR k
GSK	EUR 220,000	102,804	88,715	51,728	42,690	29,089
Boehringer Ingelheim	EUR 30,000	—	—	14,003	—	—
Genmab	USD 10,000 (EUR 8,937) *	3,575	2,383	1,787	1,787	1,192
CRISPR	USD 4,500 (EUR 3,947)*	929	1,582	310	310	770
Total		107,308	92,680	67,828	44,787	31,051

*Translated at the currency exchange rate prevailing on the transaction date

Contract balances:

	December 31,	December 31,
	2022	2023
	EUR k	EUR k
Trade receivables	6,295	14,326
Contract assets	2,707	2,758
Contract liabilities	107,308	92,680

Contract liabilities include advances received from the Group’s license and collaboration agreements.

Contract liabilities allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at year-end are as follows:

	Year ended December 31,
	2022	2023
	EUR k	EUR k
Within one year	34,759	44,580
More than one year	72,549	48,100
Total	107,308	92,680

Trade receivables are non-interest bearing and are generally settled within 30 to 45 days.

As of December 31, 2023, the Group had two collaboration partners (2022: two) that owed 100% (2022: 100)% of all the receivables and contract assets outstanding. There were two collaboration partners (2022: one) with balances greater than 10% of the total amounts of receivable and contract assets.

The nature of expenses recognized in the functional categories of the statement of operations are as follows:

3.2 Cost of sales

The cost of sales consists of the following:

	2021	2022	2023
	EUR k	EUR k	EUR k
Personnel	(22,159)	(27,185)	(37,734)
Materials	(46,250)	(88,891)	(59,641)
Third-party services	(139,975)	(32,331)	(9,398)
Maintenance and lease	(2,874)	(2,425)	(2,672)
Amortization and depreciation	(3,992)	(6,295)	(4,850)
Impairment of equipment	(22,810)	(24,948)	(8,085)
Other	(135)	(1,918)	(1,986)
Total	(238,195)	(183,993)	(124,366)

During the year ended December 31, 2023, cost of sales mainly decreased compared to the same period of 2022 due to higher material costs in the prior year, which were driven by write-offs of raw materials originally procured for the manufacturing of products intended to be sold to GSK. However, these raw materials were no longer expected to be sold to them (refer to Note 6 for further information). Additionally, in the prior year, the Company recognized a higher impairment of assets held for sale (refer to Note 5 for further information). Personnel expenses increased mainly due to increased workforce in the manufacturing organization.

3.3 Selling and distribution expenses

Selling and distribution expenses consist of the following:

	2021	2022	2023
	EUR k	EUR k	EUR k
Personnel	(1,369)	(2,029)	(3,425)
Maintenance and lease	(1)	(35)	(45)
Amortization and depreciation	(86)	(336)	(18)
Other	(287)	(417)	(424)
Total	(1,743)	(2,817)	(3,912)

During the year ended December 31, 2023, selling and distribution expenses increased compared to the same period of 2022. The increase was primarily attributable to higher personnel expenses mainly related to the satellite offices in Belgium and the US.

3.4 Research and development (R&D) expenses

R&D expenses consist of the following:

	2021	2022	2023
	EUR k	EUR k	EUR k
Materials	(232,292)	(32,982)	(19,126)
Personnel	(33,733)	(33,944)	(43,267)
Amortization and depreciation	(4,259)	(8,650)	(8,539)
Patents and fees to register a legal right	(3,199)	(3,813)	(6,666)
Third-party services	(539,786)	20,499	(28,587)
Maintenance and lease	(347)	(1,069)	(7,287)
Other	(2,291)	(2,591)	(2,252)
Total	(815,907)	(62,550)	(115,724)

During the year ended December 31, 2023, research and development expenses increased significantly in comparison to the same period of 2022, as the prior period was largely impacted by the reversal of provision for onerous contracts in the amount of EUR

38,533k as a result of more participants leaving the clinical trials, prior to completion, than originally estimated and of renegotiations of contracts with CROs. Additionally in 2022, GSK took over the Group’s committed capacity at Novartis (see Note 3.8 for additional information) which resulted in a reduction in the estimated contract termination provisions in the amount of EUR 25,059k. The net effect of these two events resulted in an overall gain within the Third-party services category. The period of 2021 was largely impacted by the Group´s CVnCoV program. These expenses consist primarily of cost incurred to CROs involved in the CVnCoV development as well as materials used in the administration of clinical trials.

Since inception through December 31, 2023, the Group had no development expenditures which met the requirements for capitalization and thus none have been capitalized. In 2021, according to the terms and conditions of the grant from the German Federal Ministry of Education and Research (Bundesministerium für Bildung und Forschung, or BMBF), the Group earned income (recognized in other operating income) for certain eligible expenses incurred for the COVID-19 vaccine development; refer to Note 3.7 for more information on amounts recognized from this grant in the year ended December 31, 2021.

Personnel expenses increased mainly due to increased workforce and the acquisition of Frame Pharmaceuticals. Additionally, share-based payment expense was higher compared to prior year period (refer to Note 10 for further details).

3.5 General and administrative expenses

General and administrative expenses include the following:

	2021	2022	2023
	EUR k	EUR k	EUR k
Personnel	(37,393)	(36,765)	(28,996)
Maintenance and lease	(4,306)	(5,853)	(5,353)
Third-party services	(28,875)	(27,669)	(29,920)
Legal and other professional services	(9,230)	(10,394)	(10,160)
Amortization and depreciation	(8,895)	(11,360)	(13,821)
Other	(11,703)	(12,137)	(3,508)
Total	(100,402)	(104,178)	(91,758)

During the year ended December 31, 2023, general and administrative expenses decreased in comparison to the same period of 2022. The decrease was primarily attributable to less personnel expenses due to lower workforce in the corporate service functions. Others include mainly expenses for D&O insurance and allocations.

3.6 Expenses by nature

The nature of the expenses is as follows:

	2021	2022	2023
	EUR k	EUR k	EUR k
Personnel	(94,655)	(99,924)	(113,422)
Materials	(278,542)	(121,873)	(78,767)
Third-party services	(708,636)	(39,501)	(67,905)
Maintenance and lease	(7,528)	(9,381)	(15,356)
Amortization and depreciation	(17,232)	(26,641)	(27,229)
Impairment of equipment	(22,810)	(24,948)	(8,085)
Patents and fees to register a legal right	(3,199)	(3,813)	(6,666)
Legal and other professional services	(9,230)	(10,394)	(10,160)
Other	(14,415)	(17,064)	(8,170)
Total	(1,156,247)	(353,539)	(335,760)

We refer to Notes 3.2 - 3.5 for additional information.

3.7. Income from release of governmental contract liabilities

Due to the withdrawal of the EMA regulatory approval application for CVnCoV, in October 2021, CureVac recorded in 2021 “Income from release of governmental contract liabilities” amounting to EUR 574,502k, which is explained further below. There was no such event in 2022 and 2023.

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

As described above, CureVac recognized the consideration related to its delivery obligations, existing at the outset of the arrangement, as contract liabilities. Upon the automatic termination of the APA, the ability for CureVac to satisfy the contractual performance obligations of the arrangement ceased and the EC ceased to have the ability to exercise its rights for performance by the CureVac. As such, the substance of the arrangement changed from a revenue contract to that of a government grant. Due to the material magnitude of the amount, its non-recurring nature and to better enable comparability to past performance and predictability of future performance, CureVac recognized the EUR 450 million into income in an additional line item “Income from release of governmental contract liabilities” in the 2021 statement of operations. The “spent” amounts incurred by CureVac, and which demonstrate use of the up-front payment, have been included in “Research and development expenses” (refer to Note 3.4).

Additionally, CureVac was required to transfer, upon EC’s request any raw material and primary components paid for with the up-front payment and not used as of the termination date. Should the EC request any raw material and primary components or should CureVac successfully sell some of these, an applicable portion of raw material, primary components or proceeds would be remitted to the EC. This agreement expired at the end of 2022 and an amount of EUR 4,114k was accrued as ‘other liabilities’ as of December 31, 2022 for the related amount due to be remitted to the EC. As of December 31, 2023, the accrued amount of EUR 4,114k was paid to the EC.

German Federal Ministry of Education and Research

In 2020, the Company announced that the German Federal Ministry of Education and Research (Bundesministerium für Bildung und Forschung), or BMBF, a German government-related entity,had established a grant to support the development and production of its COVID-19 vaccine candidates. In July 2020, CureVac applied for this grant as part of a special program to accelerate the research and development of urgently needed vaccines against SARS-CoV-2. The grant amounted up to EUR 252 million and the payments were contingent to reaching predefined milestones. Based on the terms and conditions of the arrangement, the Company assessed the arrangement as having two components: a grant component and a supply component which were separated. The amount attributed to the supply of future deliveries was determined based on the relative stand-alone selling price of the vaccine observed in similar arrangements and is presented in contract liabilities.

The Company reached all the predefined milestones for 2020. Due to the withdrawal of the EMA regulatory approval application for CVnCoV in October 2021, CureVac was not able to reach all predefined milestones in 2021. From 2020 to December 2021, CureVac received a total of EUR 196.3 million. In November 2021, CureVac notified BMG of the inability to supply CVnCoV, triggering the automatic termination of the supply agreement.

Consistent with the rationale and treatment described above under the APA with the EC, the substance of the supply component of the BMBF arrangement changed from a revenue contract to that of a government grant and thus, consistent with the presentation of the contract liabilities under the APA, CureVac recognized the EUR 124 million in 2021 from the BMBF agreement as income in the line item “Income from release of governmental contract liabilities” and the corresponding expenses have been included in research and development expenses. The remaining amount of EUR 65 million, not related to the supply component, was reflected as grant income in “other operating income” in 2021. (Refer to Note 3.8).

3.8 Other operating income

Other operating income relates to:

	2021	2022	2023
	EUR k	EUR k	EUR k
Compensation for CMO/Materials transfer	—	35,393	2,429
Reimbursement claim	—	610	860
Sale of equipment	—	785	1,195
Grants and other reimbursements from government agencies and similar bodies	66,394	440	3,566
Other	1,308	704	1,101
Total	67,702	37,932	9,151

In March 2022, CureVac AG and GSK amended and restated the 2020 GSK agreement and the GSK COVID Agreement in connection with GSK entering into a direct agreement with Novartis for use of Novartis as a CMO at the same time as CureVac exited its CMO agreement with Novartis. Additionally, under the restated agreement, CureVac is entitled to further compensation by GSK. The compensation mainly consists of consideration for set-up activities undertaken by CureVac (EUR 20,500k) and for reimbursement of prepayments (EUR 12,000k), which were recognized in ‘Compensation for CMO/Materials transfer’ in other operating income during the year ended December 31, 2022.

In 2023, 2022 and 2021 income from grants with government agencies and similar bodies resulted from the following:

German Federal Ministry of Education and Research

As discussed in Note 3.7, in 2020 the Company received a grant from BMBF to support the development of its COVID-19 vaccine candidate for which it was determined the arrangement contained two components: a grant component (in the scope of IAS 20) and a supply component (in the scope of IFRS 15). The Group recognized grant income of EUR 65,218k from this grant. As the grant ended in 2021, no such income was recognized in 2022 and 2023.

In January 2024, CureVac has been granted the positive research allowance notice by the German Federal Ministry of Education and Research for the years 2020 - 2026. The research allowance is an instrument that provides tax relief for research expenditure by companies subject to tax in Germany - regardless of size, legal form and sector - and is intended to create incentives to invest in R&D. During the year ended December 31, 2023 the Group recognized EUR 3,064k for R&D projects as other operating income.

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

During the year ended December 31, 2023, CureVac recognized the reimbursement of approved expenses of EUR 3k (2022: EUR 42k; 2021: EUR 688k) as “other operating income”.

As of December 31, 2023, EUR 305k in grant funds received have been deferred and are presented within other liabilities (2022: EUR 309k). Following the completion of the partnership agreement of February 2019 between CureVac and CEPI in May 2022, CEPI requested a partial reimbursement of the unspent funds up to USD 1,000k. Those were reclassified from other liabilities to trade and other payables as of December 31, 2022. As of December 31, 2023, these unspent funds were repaid to CEPI.

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

During the year ended December 31, 2023 CureVac recognized EUR 66k (2022: EUR 167k, 2021: EUR 488k) for services as other operating income. In addition, EUR 217k were repaid in 2023 to the Bill & Melinda Gates Foundation due to the closure of one project. The grant is released on a cost occurred basis.

As of December 31, 2023, EUR 1,430k in grant funds received have been deferred and presented within other liabilities (2022: EUR 1,712k).

4. Fixed Assets

4.1 Development of intangible assets and property, plant and equipment

The development of intangible assets and property, plant and equipment for the years ended December 31, 2023 and 2022 were as follows:

Intangible assets

					Advance
(in thousands of EUR)	Software	Licenses	Technology	Goodwill	payments	Total
Acquisition costs
As of January 1, 2022	12,626	10,259	—	—	965	23,850
Additions	1,433	4,208	6,350	12,463	—	24,454
Disposals	(2,331)	(1,537)	—	—	(298)	(4,166)
Reclassifications	656	—	—	—	(656)	—
Currency translation	1	—	—	—	—	1
As of December 31, 2022	12,385	12,930	6,350	12,463	11	44,139
Accumulated amortization and impairment charges
As of January 1, 2022	5,965	4,647	—	—	—	10,612
Amortization	1,730	2,865	484	—	—	5,079
Disposals	(2,217)	(1,114)	—	—	—	(3,331)
Currency translation	1	—	—	—	—	1
As of December 31, 2022	5,479	6,398	484	—	—	12,361
Acquisition costs
As of January 1, 2023	12,385	12,930	6,350	12,463	11	44,139
Additions	201	2,679	—	—	—	2,880
Disposals	(1,946)	(4,432)	—	—	(11)	(6,388)
Reclassifications	(6,797)	6,797	—	—	—	—
Currency translation	—	—	—	—	—	—
As of December 31, 2023	3,843	17,974	6,350	12,463	—	40,630
Accumulated amortization and impairment charges
As of January 1, 2023	5,479	6,398	484	—	—	12,361
Amortization	820	3,457	782	—	—	5,059
Disposals	(1,841)	(3,294)	—	—	—	(5,135)
Reclassifications	(2,493)	2,493	—	—	—	—
Currency translation	—	—	—	—	—	—
As of December 31, 2023	1,965	9,054	1,266	—	—	12,285
Carrying amount
As of January 1, 2022	6,661	5,612	—	—	965	13,238
As of December 31, 2022	6,906	6,532	5,866	12,463	11	31,778
As of December 31, 2023	1,878	8,920	5,084	12,463	—	28,347

As the Group operates as one cash-generating unit, for the purpose of impairment testing in 2023, goodwill was allocated at Group level. For the impairment test the market capitalization was compared to the Group’s equity; the Goodwill was covered by the exceeding amount. The market capitalization derived from public quotations of CureVac stock (Nasdaq Dec 29, 2023: USD 4.21). Based on this, CureVac has concluded, that there are no indications of potential impairment in the goodwill of its one cash-generating unit.

Property, plant and equipment

			Other
			equipment,
		Technical	furniture	Assets
		equipment	and	under
(in thousands of EUR)	Buildings	and machines	fixtures	construction	Total
Acquisition costs
As of January 1, 2022	27,272	51,974	11,494	124,543	215,283
Additions	377	9,710	2,760	76,773	89,620
Assets held for sale	—	(6,719)	—	(50,851)	(57,570)
Disposals	(1,182)	(12,584)	(1,732)	(4,356)	(19,854)
Reclassifications	—	7,652	—	(7,652)	—
Currency translation	—	—	30	—	30
As of December 31, 2022	26,467	50,033	12,552	138,457	227,509
Accumulated depreciation and impairment charges
As of January 1, 2022	5,348	11,726	7,135	22,810	47,019
Depreciation	4,445	6,999	1,950	—	13,394
Impairment	—	3,830	—	2,054	5,884
Disposals	(1,083)	(9,938)	(1,688)	(24,038)	(36,747)
Currency translation	—	—	18	—	18
As of December 31, 2022	8,710	12,617	7,415	826	29,568
Acquisition costs
As of January 1, 2023	26,467	50,033	12,552	138,457	227,509
Additions	551	9,171	2,024	43,126	54,873
Disposals	(14)	(5,090)	(1,825)	(1,235)	(8,165)
Reclassifications	533	828	(2)	(1,358)	1
Currency translation	—	—	(13)	—	(13)
As of December 31, 2023	27,537	54,941	12,736	178,990	274,205
Accumulated depreciation and impairment charges
As of January 1, 2023	8,710	12,617	7,415	826	29,568
Depreciation	4,216	5,925	2,291	—	12,432
Impairment	—	—	—	1,374	1,374
Disposals	(12)	(4,270)	(1,659)	—	(5,941)
Currency translation	—	—	(9)	—	(9)
As of December 31, 2023	12,914	14,272	8,038	2,200	37,424
Carrying amount
As of January 1, 2022	21,924	40,248	4,359	101,733	168,264
As of December 31, 2022	17,757	37,416	5,137	137,631	197,941
As of December 31, 2023	14,623	40,669	4,698	176,790	236,782

In fiscal 2023, impairments of EUR 1,374k were recognized (2022: EUR 5,884k). These were recognized in cost of sales as they pertained to machinery and technical equipment recorded under assets under construction and resulted from the partial impairment of equipment which are obsolete due to the withdrawal of the EMA regulatory approval application for CVnCoV. In fiscal 2022, assets were reclassified as ‘assets held for sale’ (Refer to Note 5 for additional information).

The Group capitalized EUR 2,375k borrowing costs during fiscal 2023 (2022: EUR 2,291k, 2021: EUR 2,932k). The capitalization rate used to determine the amount of the borrowing costs eligible for capitalization during fiscal 2023 was a weighted average of 5.76% (2022: 5.78%, 2021: 7.17%).

4.2 Right-of-use assets and lease liabilities

Set out below, are the carrying amounts of the Group’s right-of-use assets and the movements during the period:

	Right-of-use assets
	Land and		Other
	Buildings	Vehicles	equipment	Total
	EURk	EURk	EURk	EURk
As of January 1, 2023	41,183	275	2,303	43,761
Additions (new leases and reassessment of existing leases)	4,788	200	—	4,988
Depreciation expense	(5,264)	(156)	(352)	(5,772)
Impairment	(1,100)	—	—	(1,100)
Foreign currency translation	(33)	—	—	(34)
As of December 31, 2023	39,574	319	1,950	41,843

The most significant lease agreements that have been initiated relate to several buildings in Tübingen, a building in Wiesbaden and Frankfurt am Main, a building in Amsterdam/Netherlands and a building in Boston/USA.

The additions mainly relate to six rental agreements in Tübingen (EUR 2,452k) and one rental agreement in Wiesbaden (EUR 510k). In addition, CureVac assessed one extension option of 5 years to be reasonably certain.

Below are the carrying amounts of lease liabilities and the movements during the period:

EUR k

As of January 1, 2023	42,086
Additions (new leases and reassessment of existing leases)	4,988
Accretion of interest	2,375
Payments	(7,568)
Foreign currency translation	(57)
As of December 31, 2023	41,824
Current	5,005
Non-current	36,819

A maturity analysis of lease liabilities is disclosed in Note 15.

The following are the amounts recognized in the statement of operations:

	2021	2022	2023
	EUR k	EUR k	EUR k
Depreciation expense of right-of-use assets	(3,901)	(5,053)	(5,772)
Impairment expense / reversal of impairment	—	(710)	(1,100)
Interest expense on lease liabilities	(1,729)	(2,218)	(2,375)
Expense relating to short-term leases (included in cost of sales)	(119)	(76)	(70)
Expense relating to leases of low-value assets (included in general and administrative expenses)	(39)	(66)	(55)
Income from sub-leasing right-of-use assets presented in “other operating income”	—	—	51

Set out below, are the carrying amounts of the Group’s right-of-use assets and the movements of prior period:

	Right-of-use assets
	Land and		Other
	Buildings	Vehicles	equipment	Total
	EURk	EURk	EURk	EURk
As of January 1, 2022	31,547	142	440	32,129
Additions	14,834	231	2,179	17,244
Depreciation expense	(4,639)	(98)	(316)	(5,053)
Impairment	(710)	—	—	(710)
Foreign currency translation	151	—	—	151
As of December 31, 2022	41,183	275	2,303	43,761

Below are the carrying amounts of lease liabilities and the movements during the period 2022:

EUR k

As of January 1, 2022	28,892
Additions	17,241
Accretion of interest	2,218
Payments	(6,439)
Foreign currency translation	174
As of December 31, 2022	42,086
Current	4,980
Non-current	37,106

A maturity analysis of lease liabilities is disclosed in Note 15.

There are no commitments for leases not yet commenced as of December 31, 2023. Commitments for leases not yet commenced as of December 31, 2022, related to two lease agreements of buildings in Tübingen, Germany that have been signed in 2021 and one lease agreement of a building in Wiesbaden, Germany that has been signed in 2022.

Optional lease payments from using extension options not included in the measurement of the lease liability exist in a gross amount of EUR 39,325k.

5. Assets held for sale

In 2022, Management decided to dispose of certain equipment which had been procured for CMO activities (CMO Equipment) but that was no longer planned to be used by the Company. An external service-provider was appointed on June 14, 2022 to organize the sale of the CMO Equipment. As of December 31, 2022, the CMO Equipment identified for sale had a gross book value of EUR 29,531k and was written down by EUR 19,064k (with the corresponding expense recognized in cost of sales) to EUR 10,467k, the fair value less anticipated costs to sell.

During fiscal year 2023 assets with a net book value of EUR 167k were classified as assets held for sale and assets held for sale with a net book value of EUR 1,505k were sold through direct sales and an external service provider, indicating the remaining assets held for sale’s carrying value might be further impaired. Based on fair value less costs of disposal calculations, and taking into account the most recent sales projections, including Q1 of 2024, the external service provider’s market expertise, and an assessment to date as prepared by management, the fair value at December 31, 2023 was lowered to EUR 2,419k by a decrease of EUR 6,711k (with the corresponding expense recognized in cost of sales). The assets held for sale have been valued taking into account the current market circumstances and demand for secondhand equipment for assets outside of warranty periods. Criteria for the determination of the fair value were defined based on certain sales scenarios and considering different sales campaigns, where valuation techniques applied have remained consistent to the prior year.

6. Inventories

The inventories include only raw materials and supplies amounting to EUR 24,801k (December 31, 2022: EUR 23,989k), which are recoverable under the Company’s agreements with its collaboration partners. During the year ended December 31, 2023, the increase in inventory of EUR 811k is primarily due to purchases of raw material for R&D collaborations and for stockpiling towards the PPA of EUR 62,082k.

Timelines related to the Pandemic Preparedness Agreement were ambitious with the aim of providing acute pandemic preparedness in Germany in the context of emerging COVID-19 variants. In 2023, CureVac identified a risk that necessary regulatory approvals needed to meet these timelines may not be achieved within the contractually agreed timeframe. After consultation with ZEPAI, CureVac applied for a timeline extension as foreseen under the agreement to avoid procurement of further substantial amounts of raw material at risk. As of December 31, 2023, it was considered unlikely that the extension would be granted. Additionally, a rapidly changing epidemiological environment did no longer prompt an acute pandemic threat. Accordingly, inventories which had been stockpiled as required by the PPA, were written down to their net realizable value. Ultimately, the extension was not granted, whereupon CureVac and GSK jointly decided to terminate the agreement. For more detailed information we refer to Note 21. In total, inventory in the amount of EUR 47,129k was written - off as of year-end including write-off of materials received as part of Gen1 commitments. The residual amount was consumed.

The expense recognized related to the write-offs, scraps and consumption are mainly included in ‘Cost of Sales’. In the year 2022 EUR 80,021k were written off.

7. Other financial assets

Other financial assets as of December 31, 2023 amounted to EUR 2,661k (2022: EUR 4,487k) mainly include deposits held by third parties in amount of EUR 1,936k (2022: EUR 1,936k) and other receivables in the amount of EUR 726k (2022: EUR 2,551k).

8. Prepaid expenses and other current assets

Prepaid expenses and other current assets of EUR 23,763k (2022: EUR 40,002k) include prepayments for future service agreements and material in the amount of EUR 1,075k (2022: EUR 4,507k), deferred charges of EUR 5,463k (2022: EUR 5,345k) and receivables of EUR 4,344k (2022: EUR 5,595k). For more details, refer to Note 3.8. As of December 31, 2023, we had tax receivables, mainly VAT refund claims, of EUR 12,881k in other current assets (2022: EUR 24,555k).

9. Equity

Overview

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12. As of December 31, 2023, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid.

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

The number of shares issued and outstanding in fiscal 2023 are as follows:

Common shares issued and outstanding at December 31, 2020	180,460,565
Follow-on public offering, incl. Greenshoe	5,750,000
Share option exercises	910,163
Common shares issued and outstanding at December 31, 2021	187,120,728
Shares issued as part of the at-the-market offering program	6,908,493
Shares issued to former shareholders of Frame Pharmaceuticals	858,496
Shares issued for LTIP option exercises and RSU deliveries	109,374
Common shares issued and outstanding at December 31, 2022	194,997,091
Shares issued as part of the at-the-market offering program	1,748,218
Shares issued as part of the public offering	27,027,028
Shares issued for LTIP option exercises and RSU releases	216,338
Common shares issued and outstanding at December 31, 2023	223,988,675

Refer to Note 21 for additional information on share transactions occurring after December 31, 2023. The share transactions which occurred in 2021, 2022 and 2023 are as described below.

Follow-on public offering

In February 2021, the Company completed a follow-on public offering whereby it sold 5,000,000 common shares at a price of USD 90.00 per share. In addition, the underwriters exercised their option to purchase an additional 750,000 common shares at this same price less the underwriting discount. The aggregate proceeds, net of underwriting discounts, received by the Company from these transactions were EUR 426,652k. Offering costs for legal, accounting, printing and registration fees of EUR 22,590k were recognized as reduction to capital reserve against the proceeds from the offering.

At-the-market offering

On September 17, 2021, CureVac filed a prospectus for an “at-the-market” (ATM) offering program to raise additional cash of up to USD 600 million. The program was activated in June 2022. Through December 31, 2022, CureVac has issued 6,908,493 shares and raised gross proceeds of USD 69,139k. In the first quarter of 2023, 1,748,218 shares were issued under the ATM program, raising USD 18,023k million in gross proceeds. Offering costs for legal, accounting, printing and registration fees were recognized as reduction to capital reserve against the proceeds from the offering. Following these issuances, the remaining value authorized for sale under the at - the - market program amounts to USD 513 million.

Follow-on public offering 2023

In February 2023, the Company completed a follow - on public offering whereby it sold 27,027,028 common shares at a price of USD 9.25 per share. The aggregate proceeds, net of underwriting discounts, received by the Company from these transactions were EUR 219,832k. Offering costs for legal, accounting, printing and registration fees of EUR 14,580k were recognized as reduction to capital reserve against the proceeds from the offering.

Frame Pharmaceuticals acquisition

On June 8, 2022, CureVac entered into a Share Purchase Agreement (SPA) to acquire all of the issued and outstanding shares of Frame Pharmaceuticals B.V., a research company focused on advanced genomics and bioinformatics, based in Amsterdam, Netherlands. Under the SPA, the total consideration for the the purchase was up to EUR 34 million, conditioned on the meeting of certain development milestone payments. On the date of acquisition, July 1, 2022, CureVac issued 858,496 shares to the former shareholders of Frame Pharmaceuticals. Refer to Note 20 for additional information.

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

A third triggering event, again “liquidity after IPO”, was met on the second anniversary of the IPO. In December 2022, CureVac received 777,260 shares from the old shareholders. All shares were transferred to the participants of the prior VSOP plan and the portion of shares equaling the amount to be paid for income tax and social security tax were sold to pay for these taxes and social security amounts. In 2022, CureVac recorded a receivable for income tax and social security tax for former employees and received these amounts in Q1 2023. A fourth triggering event, again “liquidity after IPO”, was met on the third anniversary of the IPO. CureVac will receive 786,746 shares from the old shareholders and will transfer these to the participants of the old VSOP plan in March 2024.

Exercises of share options under the new VSOP plan

Participants of the new VSOP plan (see Note 10) were able to continue to exercise their options throughout the year of 2023. In 2023 69,246 shares (2022: 147,620 shares) were issued upon exercise of options and no options were forfeited (2022: 96,785).

10. Share-based payments

During the years ended December 31, 2023, 2022, and 2021, the Group operated the following share-based plans for members of management and other key employees of the Group, as well as members of the supervisory board:

●	Prior VSOP
●	New VSOP — for US employees (from 2019 onwards)
●	LTIP Stock Options
●	LTIP RSUs (from 2021 onwards)

All programs were accounted for as equity-settled share-based payment awards.

Measurement of the grant date fair value is based on valuation techniques appropriate in the circumstances, such as Black Scholes option pricing models or a Monte Carlo simulation. Expected volatility, a key input to such models, was based on an evaluation of the historical volatilities of comparable listed biotech-companies over the historical period commensurate with the expected option life. Regarding the expected option life of the stock option programs, this was based on the assumptions that the beneficiary would exercise his option in equal installments from the date of the first time possible (taking into account lock-up and potential trading windows restrictions) until maturity. The risk-free interest was derived from German or US-Government bonds, as appropriate.

The expense recognized for share-based payments during the years ended December 31 is as follows:

	2021	2022	2023
	EUR k	EUR k	EUR k
Prior VSOP	(624)	(131)	(10)
New VSOP	(572)	95	(19)
LTIP Stock Options	(12,472)	(5,562)	(2,944)
LTIP RSUs	(705)	(3,108)	(4,072)
RSU Supervisory board	(566)	(478)	(652)
Total	(14,939)	(9,184)	(7,697)

Prior VSOP

The development of the virtual shares in the Prior VSOP program granted to management and key employees was as follows:

	2021	2022	2023
Outstanding at the beginning of the period	7,951,265	6,426,365	5,614,246
Granted during the period	—	—	—
Forfeited during the period	—	(34,859)	(11,091)
Exercised during the period	(1,524,900)	(777,260)	—
Outstanding at the end of the period	6,426,365	5,614,246	5,603,155
Thereof vested	6,365,422	5,509,886	5,588,513
Thereof exercisable	none	none	none

The IPO on August 14, 2020, triggered the right to exercise 10 % of the vested virtual shares at the end of the lock-up period, which ended on February 10, 2021. By March 10, 2021, the beneficiaries declared the exercise of all their exercisable 759,677 virtual shares and CureVac received 759,677 shares from their former major shareholders as of 2015, on that day. On March 11, 2021, CureVac transferred 390,023 shares to the exercising beneficiaries and withheld 369,654 (treasury) shares equal to the monetary value (approximately EUR 26 million) of the beneficiaries (wage) tax and social security obligations, which CureVac transferred to the relevant authorities on the exercising employee’s behalf in cash. The share price of CureVac on March 11, 2021, was EUR 69.69.

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

A third 10 % portion of the (vested) virtual shares became exercisable on the second anniversary after IPO i. e., on August 14, 2022, because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels were again reached. The beneficiaries declared the exercise of their then exercisable 777,260 virtual shares by December 12, 2022 and CureVac received 777,260 shares from the old shareholders on that day. On December 14, 2022, CureVac transferred 777,260 shares to the exercising beneficiaries. The portion of shares equaling the amount to be paid for (wage) tax and social security obligations were sold to pay for these amounts. For former employees CureVac shows a receivable position equaling the amount to be paid for (wage) tax and social security obligations. The share price of CureVac on December 14, 2022, was EUR 6.96.

A fourth 10% portion of the (vested) virtual shares became exercisable on the third anniversary after IPO i. e., on August 14, 2023, because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels were again reached. The beneficiaries declared the exercise of their then exercisable 786,746 virtual shares by March 22, 2024 and CureVac received 786,746 shares from the old shareholders on that day. On March 26, 2024, CureVac transferred 786,746 shares to the exercising beneficiaries.

Expense recognized in the statement of operations and other comprehensive income (loss)

The expense recognized for this share-based payment plan during the years ended December 31 is as follows:

	2021	2022	2023
	EUR k	EUR k	EUR k
Cost of Sales	—	—	(9)
Selling and distribution expenses	(25)	(8)	(6)
Research and development expenses	(369)	(45)	46
General and administrative expenses	(230)	(78)	(41)
Total	(624)	(131)	(10)

New VSOP

The number of awards in the New VSOP program granted to key employees developed as follows:

	2021	2022	2023
Outstanding at the beginning of the period	906,595	349,424	102,108
Granted during the period	—	—	—
Forfeited during the period		(99,696)	—
Exercised during the period	(557,171)	(147,620)	(69,246)
Outstanding at the end of the period	349,424	102,108	32,862
Thereof vested	88,464	59,942	32,862

Thereof exercisable	88,464	59,942	—

The remaining life of the option awards as of December 31, 2023 is between 4.5 and 5.7 years (2022: range between 5.5 and 6.9 years).

In 2021 multiple exercises happened throughout the year. In total 557,171 options were exercised with an average share price of USD 61.28. These exercises led to CureVac having to pay an amount of USD 493k employer taxes and to use USD 981k of the provision recorded in 2020.In 2022, a number of exercises were carried out throughout the year. In total, 147,620 options were exercised with an average share price of USD 16.81. These exercises led to CureVac having to pay an amount of USD 45k employer taxes and to use USD 51k of the provision recorded in 2021.

In 2023, a number of exercises were carried out throughout the year. In total, 69,246 options were exercised with an average share price of USD 9.90.

Expense recognized in the statement of operations and other comprehensive income (loss)

The expense recognized for employee services received during the years ended December 31, 2023, 2022, and 2021 is shown in the following table:

	2021	2022	2023
	EUR k	EUR k	EUR k
Research and development expenses	(349)	69	(31)
Selling and distribution expenses	(188)	23	—
General and administrative expenses	(35)	3	12
Total	(572)	95	(19)

Long-Term Incentive Plan (LTIP) - Options

On November 16, 2020, CureVac granted 266,155 options to the former Chief Scientific Officer (CSO). Furthermore, on December 1, 2020, CureVac granted 266,156 options (in 3 tranches) to the company`s former Chief Business Officer (CBO) / Chief Commercial Officer (CCO). All grants were made at no cost under the terms of a new long-term incentive plan put in place by CureVac.Options will be settled in shares of CureVac.

Options granted to the former CSO have an exercise price of EUR 10.04 per share option and an expiration date of July 14, 2030. The exercise price was based on value of the shares at entry date of the former CSO. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter . Exercise is contingent upon the stock price increasing by +20% from the grant date to the date of exercise, based on the 10-day VWAP at time of exercise.

For the grant to the former CSO, a Monte Carlo simulation has been used to measure the fair value at the relevant grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 57.40
Weighted average share price (10-days VWAP before grant date)	EUR 50.01
Exercise price (USD 11.90)	EUR 10.04
Expected volatility (%)	62.06%
Expected life (years)	1.82
Risk-free interest rate (%)	0.07 - 1.48%

At December 31, 2022, 6,303 options granted to the former CSO had been exercised. No options granted to the former CSO had been exercised in 2023. As the former CSO left the Group as of July 14, 2023, all remaining unvested awards were subject to accelerated vesting.

Options granted to the former CBO / CCO have been granted in 3 tranches vesting over 1 to 3 years, with exercise prices applicable to future tranches being estimated. The exercise price of the first tranche is EUR 43.87 (USD 52.96), The exercise prices for future installments, 2021 and 2022, were estimated to be EUR 81.48 (USD 98.36) and EUR 81.65 (USD 98.57). For the second tranche the actual exercise price in fiscal year 2021 was determined to be EUR 33.07 (USD 39.92) and of the third tranche the actual exercise price in fiscal year 2022 was determined to be EUR 7.35 (USD 7.68). The tranches each have a term of 10 years. Exercise of all three tranches is contingent on a share price increase of 10%, based on a 10 - day VWAP at the time of each exercise.

For the grant to the former CBO/CCO, a Monte Carlo simulation has been used to measure the fair value at the relevant grant date. The inputs used in the measurement of the fair value at grant date were as follows:

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

As the former CBO/CCO left the Company as of November 30, 2023, all remaining unvested awards were subject to accelerated vesting.

On March 1, 2021, CureVac granted 2,000 options to a key employee. Options granted to this key employee have an exercise price of EUR 77.73 (USD 88.16) per share option and an expiration date of February 28, 2031. The exercise price was based on the 30 - day volume - weighted average price (VWAP) of March 1 – March 31, 2021 of the shares. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of +10%, based on the 10 - day VWAP at time of exercise.

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

On July 1, 2021, CureVac granted 20,000 options to the Chief Operations Officer (COO). Furthermore, on August 1, 2021, CureVac granted 30,000 options to the former Chief Development Officer (CDO). Both grants were made at no cost under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V.

Options granted to the COO have an exercise price of EUR 70.92 (USD 84.03) per share option and an expiration date of July 2, 2026. The exercise price was based on the 20 - day VWAP of the shares at entry date of the COO. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of +20%, based on the 10 - day VWAP at time of exercise.

For the grant to the COO, a Monte Carlo simulation has been used to measure the fair value at the relevant grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 17.56
Weighted average share price (20-day VWAP before grant date)	EUR 56.51
Exercise price (USD 84.03)	EUR 70.92
Expected volatility (%)	70.95%
Expected life (years)	4.5
Risk-free interest rate (%)	0.099 – 0.903%

Options granted to the former CDO have an exercise price: EUR 46.16 (USD 54.79) per share option and an expiration date: August 2,2026. The exercise price was based on the 20 - days VWAP of the shares at entry date of the former CDO. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of +20%, based on the 10 - day VWAP at time of exercise.

For the grant to the former CDO, a Monte Carlo simulation has been used to measure the fair value at the relevant grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 17.56
Weighted average share price (20-days VWAP before grant date)	EUR 41.81
Exercise price (USD 84.03)	EUR 46.16
Expected volatility (%)	75.13%
Expected life (years)	4.6
Risk-free interest rate (%)	0.075 – 0.704%

The former CDO has since left the company and, under the terms of his LTIP agreement, his options had expired as of December 31, 2022.

On January 1, 2022, CureVac granted 9,500 options to a key employee. Options granted to this key employee have an exercise price of EUR 30.67 (USD 33.87) per share option and an expiration date of December 31, 2031. The exercise price was based on the 30 - day VWAP of January 1 – January 31, 2022 of the shares. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of +20%, based on the 10 - day VWAP at time of exercise.

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

The key employee has left the company and, under the terms of his LTIP agreement, his unvested options have been forfeited as of January 31, 2024.

On March 1, 2022, CureVac granted 130,000 supplemental options to the Company’s management board. 30,000 options were granted to the former CEO, and 25,000 options were granted to each of the CFO, former CSO, COO and former CBO/CCO. All grants were made at no cost under the terms of a new long-term incentive plan put in place by CureVac.

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

For the grants to the management board, a Monte Carlo simulation has been used to measure the fair value at the grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 4.86
Weighted average share price (10 - day VWAP before grant date)	EUR 15.07
Exercise price (USD 19.35)	EUR 18.37
Expected volatility (%)	73.87 - 86.09%
Expected life (years)	2.33
Risk-free interest rate (%)	2.34 - 3.21%

As the former CEO, former CSO and former CBO/CCO left the Group, in 2023, all of their remaining unvested awards were subject to accelerated vesting. As of December 31, 2023 none of these options had been exercised.

On April 1, 2022, CureVac granted 700 options to a key employee. Options granted to this key employee have an exercise price of EUR 17.45 (USD 19.28) per share option and an expiration date of March 31, 2032. The exercise price was based on the 10 - day VWAP of March 21 – March 31, 2022 of the shares. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of +20%, based on the 10 - day VWAP at time of exercise.

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

On April 1, 2023, CureVac granted 144,379 options to the current CEO. All grants were made under the terms of the new long - term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of December 31, 2023, none of the options were exercised.

For the grant to the CEO, a Monte Carlo simulation has been used to measure the fair value at the grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 3.55
Weighted average share price (10-day VWAP before grant date)	EUR 6.12
Exercise price (USD 6.66)	EUR 6.12
Expected volatility (%)	75.0%
Expected life (years)	3.39
Risk-free interest rate (%)	3.70%

The expense recognized for employee services received under the LTIP – options during the year ended December 31, 2023, in an amount of EUR 2,944k (2022:EUR 5,564k) is mainly included in general and administration expenses.

Long-Term Incentive Plan (LTIP) - Restricted Stock Units (RSUs)

Restricted Stock Units (RSUs)

In 2021, as part of the LTIP program, the group awarded RSUs (restricted stock units) to senior executives as well as supervisory board members.

On June 24, 2021, the group awarded 10,956 RSUs to supervisory board members and on December 23, 2021, the group awarded 63,095 RSUs to the executive board and various key employees. These RSU awards vest over 3 years with one third vesting taking place each year on December 31. All RSU awards from 2021 had vested as of December 31, 2023.

In addition, on July 1, 2021, the group also awarded 4,691 special RSU awards. These special RSU awards vest over 12 months and are fully vested as of December 31, 2021.

In 2022, as part of the LTIP program, the group awarded RSUs (RSU Award 2022) to senior executives as well as supervisory board members.

On June 22, 2022 the group awarded 225,888 RSU awards as part of the “LTIP - RSU Award 2022” to members of the supervisory board, executive board and various key employees. On November 30, 2022, the group awarded a further 7,633 RSU awards to key employees who joined the company during fiscal 2022. These RSU awards vest with one third vesting taking place each year on December 31, 2022, December 31, 2023 and December 31, 2024. One third of these RSU awards had vested as of December 31, 2022, one further third as of December 31, 2023.

In addition, on January 1, 2022, the group awarded 36,000 supplemental RSU awards to the former CEO. This RSU award vests over 12 months and is fully vested as of December 31, 2022.

On January 31, 2022, the group also awarded 5,000 supplemental RSU awards to the COO and 30,000 supplemental RSU awards to the former CBO/CCO. These RSU awards vest in 2 tranches (50% on December 31 2022 and 50% on December 31, 2023). In order for the RSUs to settle and be delivered, the share price must reach 19.16 USD on or after vesting. As of December 31, 2023, all of these RSUs had vested but had not been settled or delivered.

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

On March 31, 2023, the Group awarded 92,701 RSUs to the Supervisory Board members and 646,914 RSUs to the Executive Board and various key employees. On December 15, 2023, the group awarded a further 32,783 RSU awards to Supervisory Board members and key employees who joined the company during fiscal 2023. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified. One third of these RSU awards had vested as of December 31, 2023. The RSU expense related to Supervisory Board members recognized during the year ended December 31, 2023, in an amount of EUR 652k (2022: EUR 478k) is included in other operating expenses.

On September 30, 2023 the group also awarded 25,000 supplemental RSU awards to the COO. This RSU award vests with one third vesting taking place each year on December 31, 2023, December 31, 2024 and December 31, 2025. One third of these RSU awards had vested as of December 31, 2023.

As the former CEO, former CSO and former CBO/CCO left the Group in 2023, all of their remaining unvested awards were subject to accelerated vesting. As a Supervisory Board member left the Group as of June 19, 2023, all remaining unvested awards were subject to accelerated vesting.

Expenses for employer taxes arising upon the delivery of RSUs are recognized in profit or loss.

The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified.

	2021	2022	2023
	EUR k	EUR k	EUR k
Cost of Sales	—	—	(331)
Research and development expenses	(240)	(909)	(1,719)
Selling and distribution expenses	(82)	(199)	(269)
General and administrative expenses	(383)	(2,000)	(1,753)
Total	(705)	(3,108)	(4,072)

11. Trade and other payables

Trade payables and other payables are all due within one year and include the following:

	2022	2023
	EUR k	EUR k
Trade payables	68,246	46,365
Miscellaneous liabilities	5,217	1,668
Total	73,463	48,033

Trade and other payables are all due within one year. The prior year was highly impacted by received invoices of raw material suppliers before December 31, 2022. Thus, during the year ended December 31, 2023, Trade and other payables decreased by EUR 25,430k. Miscellaneous liabilities consist mainly of payroll-related taxes and social security liabilities of EUR 1,496k (2022: EUR 5,027k).

12. Other liabilities and provisions

Provisions include the following:

	2022	2023
	EUR k	EUR k
Contract termination provisions	61,320	—
Provisions (non-current)	61,320	—
Provision for onerous contracts	1,922	184
Contract termination provisions	—	37,216
Provisions (current)	1,922	37,400
Total Provisions (current & non-current)	63,242	37,400

Below are movements during the period:

EUR k

As of January 1, 2023	63,242
additions	980
used (amounts charged against the provision)	(1,174)
unused amounts reversed	(25,648)
As of December 31, 2023	37,400
Current	37,400
Non-current	—

The provision for onerous contracts relates to CRO agreements and are expected to be settled within one year from December 31, 2023. All amounts recognized as of December 31, 2022 arose during 2021. During the year ended December 31, 2023, EUR 184k additional provisions were made, EUR 1,174k were utilized and EUR 748k were reversed. As described in Note 2, when initially measuring onerous contract provisions relating to CRO agreements, judgment was required in estimating the cost of the remaining services, particularly in estimating the number of participants completing the clinical trials.

Contract termination provisions relate to amounts which the Company expects to pay out to settle its obligations under certain CMO contracts which it has terminated. All amounts recognized as of December 31, 2023 arose during 2021 and 2022 except for EUR 646k in additional provisions made in 2023 and EUR 18,000k reversed during the year. As described in Note 2, judgment is required in estimating these amounts. The amount of the outflow of resources to settle the obligations to which these provisions relate may vary from the provision amount recognized as of December 31, 2023 due to potential variability in the amount required to be paid to ultimately release the company from its remaining obligations under the CMO contracts, including as a result of arbitration decisions. In its final award rendered, the arbitration tribunal followed CureVac’s arguments and dismissed Rentschler’s claims in their entirety. The totality of Rentschler Biopharma SE related provision of EUR 6,900k was reversed as of December 31, 2023. Contract terminations provisions were reclassed from Provisions (non-current) into Provisions (current) due to an expected settlement within one year.

Other liabilities include the following:

	2022	2023
	EUR k	EUR k
Deferred Tax Liability	19	—
Other liabilities (non-current)	19	—
Personnel accrued liabilities (e.g. bonus, vacation)	7,778	10,543
Grants from government agencies and similar bodies	2,021	1,735
Outstanding invoices	28,146	36,081
Professional fees	1,344	1,116
Other taxes	924	1,042
Other	278	200
Other liabilities (current)	40,491	50,717
Total other liabilities (current & non-current)	40,510	50,717

13. Income tax

In fiscal 2023, the Group recorded a consolidated income tax expense of EUR 198k, in fiscal 2022 and 2021, the Group recorded a consolidated income tax benefit of EUR 126k and EUR 782k, respectively. The income tax expense in fiscal 2023 results from current income tax expenses (2022 income and 2021 expenses) of EUR 118k (2022: EUR 106k and 2021: EUR 1,033k) and deferred tax expenses (2022 income and 2021 income) of EUR 80k (2022: EUR 20k and 2021: EUR 1,815k), thereof from taxable temporary differences EUR 3,225k (2022: EUR 1,090k and 2021: EUR (1,540)k). In fiscal 2023, the Group further recorded deferred tax liabilities of EUR 0k (2022: EUR 20k and 2021: EUR 0k). In fiscal 2023 and 2022 an amount of EUR (2,094)k was accounted in equity. The basis for outside basis differences is EUR 168k (2022: EUR 1,120k and 2021: EUR 3,713k), which create a taxable outside base difference of EUR 8k (2022: EUR 56k and 2021: EUR 186k), which are indefinitely reinvested and associated with investments in subsidiaries, deferred tax liabilities have not been recognized.

A reconciliation between actual income taxes and the expected tax benefit from the loss before tax multiplied by the Group’s applicable tax rate of 29.48% (15.0% corporate income tax, 0.825% solidary surcharge and 13.65% trade tax) is presented below for the years ended December 31:

	2021	2022		2023
	EUR k	EUR k		EUR k
Loss before tax	(412,498)	(249,155)		(259,969)
Expected tax benefit (based on statutory tax rate of 29.48% in 2023, 2022 and 2021)	121,584	73,426		76,626
Recognition of tax loss carryforwards recognized in prior years	—	327		—
Effects from differences between Group and local tax rates	(8)	(2)		(2)
Non-recognition of tax loss carryforwards	(114,999)	(69,724)		(81,392)
Non-recognition of deferred tax assets	(7,363)	(626)		—
Recognition of deferred tax assets	—	—		3,717
Non-deductible expenses for tax purposes	—	(119)		(706)
Additions for local trade taxes	(176)	(330)		—
Other non-deductible expenses	(101)	—		—
Other effects	1,845	(2,826)		1,599
Effective tax benefit / (expense)	782	126		(198)

Deferred tax assets and deferred tax liabilities consist of the following:

	January 01, 2023	Recognized in		Acquired in	December 31, 2023
	Net balance	profit and loss	Equity	Business combination	Net balance	DTA	DTL
	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k
Non-current assets
Intangible assets	(1,412)	188	—	—	(1,224)	—	(1,224)
Property, plant and equipment	(2,774)	(665)	—	—	(3,439)	—	(3,439)
Right-of-use assets	(12,364)	312	—	—	(12,052)	—	(12,052)
Other assets	(90)	90	—	—	—	—	—

Current assets
Inventories	—	52	—	—	52	52	—
Trade receivables	(47)	62	—	—	15	15	—
Prepaid expenses and other assets	1,428	—	—	—	1,428	1,428	—
Cash and cash equivalents	(1,014)	1,003	—	—	(11)	1	(12)

Non - current liabilities
Lease liabilities (Non-current )	10,514	(14)	—	—	10,500	10,500	—
Other liabilities (Non-current)	51	(118)	—	—	(67)	—	(67)

Current liabilities
Lease liabilities (Current)	1,345	(152)	—	—	1,193	1,193	—
Trade and other payables	(184)	42	—	—	(142)	—	(142)
Other liabilities (Current)	420	(508)	—	—	(88)	49	(137)
Tax losses carried forward	1,411	3,122	—	—	4,533	4,533	—
Share-based payments	3,994	(3,498)	—	—	496	496	—
Netting	—	—	—	—	—	(10,490)	10,490
Deferred Taxes Total	1,278	(84)	—	—	1,194	7,777	(6,583)

	January 01,2022	Recognized in		Acquired in	December 31, 2022
	Net balance	profit and loss	Equity	Business combination	Net balance	DTA	DTL
	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k
Non-current assets
Intangible assets	—	—	—	(1,412)	(1,412)	—	(1,412)
Property, plant and equipment	(5)	(2,769)	—	—	(2,774)	34	(2,808)
Right-of-use assets	(663)	(11,701)	—	—	(12,364)	—	(12,364)
Other assets	—	(90)	—	—	(90)	—	(90)

Current assets
Inventories	(9)	9	—	—	—	—	—
Trade receivables	97	(144)	—	—	(47)	—	(47)
Prepaid expenses and other assets	(181)	1,609	—	—	1,428	1,428	—
Cash and cash equivalents	(87)	(927)	—	—	(1,014)	—	(1,014)

Non - current liabilities
Lease liabilities (Non-current)	622	9,892	—	—	10,514	10,514	—
Other liabilities (Non-current)	(129)	180	—	—	51	84	(33)

Current liabilities
Lease liabilities (Current)	156	1,189	—	—	1,345	1,345	—
Trade and other payables	(23)	(161)	—	—	(184)	—	(184)
Other liabilities (Current)	20	400	—	—	420	625	(205)
Tax losses carried forward	294	(276)	—	1,393	1,411	1,411	—
Share-based payments	2,769	2,815	(1,590)	—	3,994	3,994	—
Netting	—	—	—	—	—	(11,466)	11,466
Deferred Taxes Total	2,861	26	(1,590)	(19)	1,278	7,969	(6,691)

Deferred Tax Assets for CureVac Corporate Services, which incurred a tax loss in the current or prior year, are recognized in the amount of EUR 1,172k as the company is expected to generate taxable profits due to its support function remuneration in the group (IAS 12.82).

The following unused tax losses for which no deferred tax asset is recognized in the statement of financial position had been carried forward as of the end of the reporting periods:

Tax loss carryforwards	2021	2022	2023
	EUR k	EUR k	EUR k
Unused tax losses for corporate income tax	1,180,227	1,427,735	1,700,475
Unused tax losses for trade tax	1,175,846	1,419,217	1,685,517
Unused interest carryforward ("Zinsschranke")	2,879	—	—

CureVac has tax losses in Germany and Netherlands that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. In Germany and Netherlands tax losses carryforwards are unlimited.

DTA’s for temporary differences in the amount of EUR 20.9 million (2022: EUR 21.8 million) are not capitalized at year end 2023 because they are not recoverable.

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. However, this legislation does not apply to the Group as its consolidated revenue is lower than EUR 750 million.

Current tax assets of EUR 5,201k (2022: 285k) consists of withholding tax receivables.

14. Earnings per share

Earnings per share is calculated by dividing the consolidated net loss of CureVac by the weighted average number of shares outstanding in the fiscal period.

The weighted average number of shares outstanding in fiscal 2021, 2022 and 2023 was 186,012,586, 189,074,911 and 220,833,271, respectively. This has led to basic loss per share of EUR 2.21, EUR 1.32 and EUR 1.18 for fiscal 2021, 2022 and 2023, respectively.

Diluted earnings per share is calculated using CureVac’s weighted-average outstanding common shares including the dilutive effect of share-based payment awards as determined under the treasury stock method. In periods when CureVac has a net loss, share-based payment awards are excluded from the calculation of earnings per share as their inclusion would have an antidilutive effect. Share options and RSUs of 1.217.526 and 1,788,206 as of December 31,2022 and 2023 respectively, were excluded from the computation of diluted weighted average number of shares because their effect would have been antidilutive.

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

Finance Income / Finance Expenses

During the year ended December 31, 2023, finance income was EUR 16,731k (2022: EUR 4,009k, 2021: EUR 10,103k) and related mainly to interest income on cash investments EUR 15,411k (2022: EUR 1,733k, 2021: EUR 81k) and foreign exchange gains EUR 1,062k (2022: EUR 2,188k, 2021: EUR 10,092k).

During the year ended December 31, 2023, finance expenses were EUR 2,493k (2022: EUR 3,707k, 2021: EUR 10,338k) and related mainly to foreign exchange losses EUR 2,272k (2022: EUR 1,319k, 2021: EUR 3,939k) and negative interest on cash of EUR 0k (2022: EUR 2,299k, 2021: EUR 6,793k).

Credit risk

Credit risk is managed by CureVac’s finance department. Credit risk arises from cash and cash equivalents and other financial assets, including deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and contract assets.

CureVac is exposed to bank default and concentration risk as its cash is concentrated at few financial institutions. Management distributed the cash to decrease concentration risk as of December 31, 2023, deciding to allocate 12% of the cash at one of Europe’s largest private bank, 7% at Germany’s largest private bank and 71% at a major German Landesbank; the remaining cash balance is maintained at other banks. The focused cash management structure with few banks allows enhanced bank risk supervision. The market capitalization of all banks mentioned above is regularly reviewed. Credit risk is further limited by investing only in liquid instruments.

CureVac is also exposed to a credit risk for its receivables and contract assets. The risk of default is considered to be low because the structure of customers consists of reputable collaborating parties and government grantors. Receivables management and financial accounting incorporates monitoring of payments received and any overdue receivables. The risk of counterparty nonperformance is not material.

The carrying amount of other financial assets recognized determines the maximum theoretical credit risk. As of the end of fiscal 2023, available funds are deposited at three reputable financial institutions.

As of December 31, 2023, the loss allowance for the “expected credit losses” totaled to EUR 71k (2022: EUR 99k, 2021: EUR 105k), resulting in an effect recognized in fiscal 2023 in finance income EUR 248k (2022: EUR 57k, 2021: EUR 149k) and finance expense EUR 220k (2022: EUR 51k, 2021: EUR 71k).

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

The Group’s finance department reviews the total amount of cash of the Group on a weekly basis. As part of this review, the finance department considers the total cash and cash equivalents, the cash outflow, currency translation differences and refinancing activities. The Group monitors cash using a burn rate. The cash burn rate is defined as the average monthly net cash flow from operating and investing activities during a financial year.

In meeting its financing objectives, the Group negotiates and enters into research cooperation agreements. In general, the aim is to maximize the financial resources available for further research and development projects.

CureVac is not subject to externally imposed capital requirements. However, certain grant funds received may be required to be returned if qualifying costs are not incurred or are not incurred in accordance with the grant terms (see also Note 3.7. and Note 3.8.).

As described in Note 9, the Group has an at-the-market offering program through which, from time to time, may be able to raise additional capital through the issuance of common shares.

No changes were made in the objectives, policies or processes for managing cash during the years ended December 31, 2023 and 2022.

In order to safeguard liquidity, the Group invests funds not required immediately for operating purposes in call-deposit accounts with original maturities up to three months. Liquidity risks are therefore expected to be low. The Group does not enter into trading of financial instruments and monitors its risk of a shortage of funds using a liquidity planning tool.

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

The table below summarizes the maturity profile of the Group’s liabilities based on contractual undiscounted payments:

	<1 year	1 to 5 years	> 5 years	Total
2023	EUR k	EUR k	EUR k	EUR k
Contractual commitments	(3,269)	—	—	(3,269)
Lease liabilities (Note 4.2)	(7,254)	(23,581)	(22,821)	(53,656)
Other liabilities and provisions (Note 12)	(88,117)	—	—	(88,117)
Trade and other payables (Note 11)	(48,033)	—	—	(48,033)
Total	(146,673)	(23,581)	(22,821)	(193,075)

	< 1 year	1 to 5years	> 5 years	Total
2022	EUR k	EUR k	EUR k	EUR k
Contractual commitments	(49,923)	(24,377)	—	(74,300)
Lease liabilities (Note 4.2)	(7,247)	(25,693)	(21,783)	(54,723)
Other liabilities and provisions (Note 12)	(41,447)	(62,286)	(20)	(103,753)
Trade and other payables (Note 11)	(73,463)	—	—	(73,463)
Total	(172,080)	(112,356)	(21,803)	(306,239)

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

For all CureVac entities except of CureVac Inc. and CureVac Swiss AG the functional currency is EUR. The functional currency of CureVac Inc. is the USD and of CureVac Swiss AG the CHF. CureVac SE’s exposure in foreign currency at the end of 2023 and 2022 is as follows:

	2023 (in thousands)
Cash and cash equivalents	57,061	EUR	63,052	USD
	221	EUR	205	CHF
Trade and other receivables	1,550	EUR	1,713	USD
Total monetary assets in foreign currency	58,832	EUR
Trade and other payables	13,991	EUR	15,460	USD
	54	EUR	47	GBP
	2	EUR	2	CHF
Total monetary liabilities in foreign currency	14,047	EUR

	2022 (in thousands)
Cash and cash equivalents	106,566	EUR	113,664	USD
Trade and other receivables	—	EUR	—	USD
Total monetary assets in foreign currency	106,566	EUR	113,664	USD
Trade and other payables	26,232	EUR	27,979	USD
	87	EUR	77	GBP
	13	EUR	13	CHF
Total monetary liabilities in foreign currency	26,332	EUR

As shown in the tables above, CureVac N.V. is exposed to a currency risk only in relation to the USD. Therefore, a foreign currency sensitivity analysis is only presented in respect to the net exposure in USD at fiscal year ends. CureVac’s net exposure in USD is the difference between monetary assets in USD and monetary liabilities in USD and developed as follows:

Net exposure in USD

2022 (1 EUR= 1.0666 USD)	2023 (1 EUR = 1.1050 USD)
EUR 77,649k from USD 82,822k	EUR 72,015k from USD 79,576k

At December 31, 2023, if the EUR had weakened and conversely, had strengthened, 10 per cent against the US dollar, with all other variables held constant, pre-tax loss and post-tax loss would have been affected as follows:

	Effect on pre-tax profit or loss		Effect on post-tax profit or loss
	Strengthening	Weakening	Strengthening	Weakening
31.12.2023 EUR against USD 10% movement	6,547	(8,002)	4,617	(5,644)
31.12.2022 EUR against USD 10% movement	7,059	(8,628)	4,978	(6,085)

CureVac did not have derivatives in 2023 and 2022.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. CureVac’s exposure to the risk of changes in market interest rates relates primarily to CureVac’s cash and cash equivalents with floating interest rates.

If interest rates as of December 31, 2023 had been 1% higher while all other variables had remained the same, the net loss for the year (before and after tax) would have been EUR 4,025k (2022: EUR 4,959k) lower because the higher interest income would have been generated from floating rates on invested cash and cash equivalents.

Fair value measurement

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized with the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Inputs use quoted prices in active markets for identical assets or liabilities

●	Level 2 — Inputs are inputs, other than quoted prices included in Level 1, which are directly or indirectly observable

●	Level 3 — Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All financial instruments are measured at amortized cost at December 31, 2023 and December 31, 2022.

The group measures assets held for sale at fair value less cost of disposals. For all short term liabilities and receivables the book value approximates the fair value.

16. Notes to the consolidated statements of cash flows

Changes in liabilities arising from financing activities

								Foreign
	January 1,				Other	Accrued	Paid	Exchange	December 31,
in thousands of EUR	2023	Cash flows	Reclassification	Disposals	Changes	interest	Interest	Movements	2023
Payment of lease liabilities (Note 4.2)	42,086	(7,568)	—	(2,998)	7,986	—	2,375	(57)	41,824
Total liabilities from financing activities	42,086	(7,568)	—	(2,998)	7,986	—	2,375	(57)	41,824

								Foreign
	January 1,				Other	Accrued	Paid	Exchange	December 31,
in thousands of EUR	2022	Cash flows	Reclassification	Disposals	Changes	interest	Interest	Movements	2022
Payment of lease liabilities (Note 4. 2)	28,892	(6,439)	—	—	17,241	—	2,218	174	42,086
Total liabilities from financing activities	28,892	(6,439)	—	—	17,241	—	2,218	174	42,086

The cash flow includes an interest component which is presented separately.

17. Commitments and contingencies

No material contingent liabilities resulting from claims and legal proceedings exist as of December 31, 2023. Refer to Note 12 for provisions recognized for contract terminations. For contractual commitments, refer to Note 15.

18. Remuneration of the Company’s key management personnel

Total remuneration of key management personnel

Remuneration of the Company’s key management personnel was as follows :

	2021		2022		2023
	Management	Supervisory	Management	Supervisory	Management	Supervisory
Remuneration of key management	Board	Board	Board	Board	Board	Board
	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k
Short-term benefits	3,098	646	3,067	669	3,757	674
Termination benefits	—	—	—	—	1,871	—
Share-based payments	12,673	566	6,689	478	4,300	652
Total	15,771	1,212	9,756	1,147	9,928	1,326

Out of the total remuneration, for Management Board EUR 1,551k (2022: EUR 852k, 2021: EUR 1,323k) and for the Supervisory Board EUR 158k (2022: EUR 0k, 2021: EUR 0k) are outstanding, as of December 31, 2023.

In 2023, 105,260 RSUs were granted to the Supervisory Board and 207,481 RSUs and 144,379 options were granted to the Executive Board. During the year, 21,413 RSUs were transferred to the Supervisory Board and 139,027 RSUs were transferred to the Executive Board. No options were exercised from the Key Management Personnel. For more detailed information we refer to Note 10.

19. Related party disclosures

Parent and ultimate controlling party

As disclosed in Note 1, during fiscal 2023, dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, was the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac between approximately 37-43 % during that period. dievini is thus the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

Transfer of shares from the former major shareholders

As discussed in Note 10, due to certain virtual share exercises under the Prior VSOP during the year 2023: 0 (2022:777,260) common shares were transferred to the Company by the former major shareholders, with no consideration paid in exchange, and all of these shares were subsequently transferred to fulfill obligations from option exercises.

Dietmar Hopp

During 2019, Dietmar Hopp, principal of dievini Hopp BioTech holding GmbH & Co. KG (dievini), the majority shareholder of the Group, granted two convertible loans to the Group which were terminated in July 2020 and fully repaid in August 2020. Additionally, in 2020, DH-LT Investments GmbH, a company beneficially owned by Dietmar Hopp, managing director of dievini, the Groups largest shareholder, purchased EUR 100,000k of the Group’s common shares at the price of USD 16 per share. In 2023 a total of EUR 1k (2022: EUR 58k) was paid to dievini Hopp BioTech Holding GmbH & Co. KG as a reimbursement of travel cost.

Immatics Biotechnologies GmbH

In August 2023, a purchase agreement between CureVac Manufacturing GmbH and Immatics Biotechnologies GmbH was entered into. CureVac purchased technical equipment of containers which CureVac will use as a facility in the future. dievini held 16.7% of the shares in Immatics N.V. (Immatics) as of December 31st, 2023 per the Form 20-F of Immatics filed in March 2024. CureVac paid EUR 178k under this agreement.

Key management personnel compensation

Referring to key management personnel compensation we refer to Note 18.

Key management personnel transactions

Franz-Werner Haas

In Q1 2023, a consulting agreement between CureVac SE and Franz-Werner Haas was executed. In 2023 CureVac paid EUR 65k under this agreement. The payment was partially compensated by Franz-Werner Haas taking over his former company car for EUR 40k.

Alexander Zehnder

In Q1 2023, a first addendum to the future service agreement was entered into to ensure a smooth transition from CEO Franz-Werner Haas to the new CEO Alexander Zehnder. Total compensation amounted to EUR 51k during the month of March.

Antony Blanc

In 2020, a consulting agreement between CureVac AG and Clarentis SRL was made. Clarentis SRL is a wholly owned consulting company of Antony Blanc, PhD, the CBO of CureVac. After the transition of Antony Blanc to the Management Board in February 2021, the contract was no longer active, and no new orders were placed. In Q3 2021, a milestone payment, which related to the submission of the EMA dossier for CVnCoV and which amounted to EUR 100k was made to fulfil a contractual obligation from the consulting agreement in place before Antony Blanc joined the Management Board. In addition to his Management Board position at CureVac, Antony also took over the role as Management Director at CureVac Belgium SA. He executed this function by using Clarentis SRL. As it relates to these services in 2023, CureVac paid EUR 85k in 2023 (2022: EUR 69k, 2021: EUR 0k). The amounts invoiced for this function/services are offset/deducted from his base compensation for his function on the Board of Management of CureVac. As Antony Blanc has left the company as of November 30, 2023, CureVac and Antony Blanc signed a settlement agreement as of September 26, 2023. Under this agreement CureVac incurred cost of EUR 107k for Clarentis SRL entity in 2023.

Dr. Ingmar Hörr

Due to the exercise of the Prior VSOP award in December 2022, CureVac had a receivable position of EUR 573k as per year-end for the income tax and social security liability. CureVac has received the money in February 2023.

Florian von der Mülbe

Due to the exercise of the Prior VSOP award in December 2022, CureVac had a receivable position of EUR 559k as per year-end for the income tax and social security liability. CureVac has received the money in February 2023.

Consulting agreements between CureVac Printer GmbH and Florian von der Mülbe related to the years 2022 to 2024 have been executed. In 2023 CureVac paid EUR 146k under such agreement related to 2022.

Mariola Fotin-Mleczek

In 2022, a consulting agreement between CureVac and Mariola Fotin-Mleczek was made. In 2023 a total amount of EUR 2k (2022: EUR 20k) was paid.

Due to the exercise of the Prior VSOP award in December 2022, CureVac had a receivable position of EUR 131k as per year-end for the income tax and social security liability. CureVac has received the money in February 2023.

Barker BioMedical GmbH

In Q1 2023, a consulting agreement between CureVac SE and Barker BioMedical GmbH was executed. Barker BioMedical GmBH is a wholly owned consulting company of Debra Barker, Supervisory Board member of CureVac. In 2023 CureVac paid EUR 14k under this agreement.

Craig Tooman

In Q1 2023, a consulting agreement between CureVac SE and Craig Tooman was executed. In 2023, CureVac paid EUR 5k under this agreement.

Ralf Clemens

In Q3 2023, a consulting agreement between CureVac and GRID EUROPE was executed. GRID EUROPE is a wholly owned consulting company of Ralf Clemens, who was a member of the supervisory board up to September 30, 2023. CureVac incurred EUR 23k under this agreement in 2023.

Indemnification Agreements

The Company’s articles of association require it to indemnify its current and former managing directors and supervisory directors in relation to acts or omissions in the performance of their duties to the fullest extent permitted by law, subject to certain exceptions. We entered into indemnification agreements with all our managing directors and supervisory directors.

Other related party transactions

Rittershaus Rechtsanwaelte

Since December 15, 2005, a consultant agreement is in place for an indefinite term with Rittershaus. The agreement can be terminated without notice by CureVac and with notice of three months to the end of the quarter by Rittershaus. In fiscal 2023, consulting fees of EUR 212k (2022: EUR 518k, 2021: EUR 757k) were paid to the Rittershaus. Additionally, EUR 16k were owed for services rendered in 2023 and paid in 2024. Prof. Dr. Christof Hettich is managing director of Rittershaus and was managing director at dievini until June 2022 as well.

BePharBel Manufacturing S.A.

In December 2020, CureVac Manufacturing GmbH (formerly CureVac Real Estate GmbH) and BePharBel Manufacturing S.A., entered into a commercial supply agreement to develop and manufacture the diluent that was expected to be used to dilute the Group’s first concentrated COVID-19 vaccine candidate, CVnCoV, to the amount specified by each dose level. Pursuant to the terms of the agreement, it was intended that BePharBel Manufacturing would manufacture and deliver to CureVac Manufacturing GmbH a low seven figure amount of commercial batches of diluent per year, in 2021 and 2022. Following the withdrawal of the CVnCoV in October 2021 due to COVID-19 virus drift, WHO COVID vaccine efficiency recommendation and market expectations, CureVac Manufacturing GmbH terminated the commercial and supply agreement with BePharBel and entered into negotiations on a structured and rapid wind-down of the ordered production. The Parties agreed on a settlement in May 2022 of all claims resulting from the commercial and supply agreement for an amount of EUR 3,900k, which had been recognized in provisions, based on estimate, as of December 31, 2021. In total an amount of EUR 4,016k was paid. Baron Jean Stéphenne, our Supervisory Board member, holds directly and indirectly 15.61% of BePharBel Manufacturing’s equity and is a director of BePharBel Manufacturing, and Baron Jean Stéphenne’s son, Vincent Stéphenne, holds 1.43% of BePharBel Manufacturing’s equity and is a managing director of BePharBel Manufacturing.

20. Business Combinations

Business Combination and Goodwill – Frame Acquisition

Effective July 1, 2022 (‘closing date’), CureVac acquired all shares of Frame Pharmaceuticals B.V., Amsterdam, Netherlands (‘Frame Pharmaceuticals’ or ‘Frame’). Frame Pharmaceuticals focuses on the development of a proprietary platform enabling the identification of structural changes within the cancer genome and has strong competencies in antigen discovery as well as validation for personalized cancer vaccines. In July 2022, Frame Pharmaceuticals was renamed CureVac Netherlands B.V.

In the purchase price agreement (‘SPA’) dated June 8, 2022, total consideration of up to EUR 32.0 million, subject to certain adjustments for vested and non-vested employee options of the acquiree plus an amount of EUR 1.56 million for the assumption of an outstanding obligation resulting from advisory services, was agreed. The consideration consisted of the transfer of shares in CureVac (‘CureVac Shares’) and minor cash payments.

The total consideration is split into three payments, two of which are contingent upon the achievement of defined milestones (contingent consideration). At the closing date, the consideration transferred was comprised of the following:

●	Issuance and transfer of 810,242 shares (EUR 11,040k) to former Frame shareholders. The respective share price of one CureVac Share was EUR 13.63 (‘Closing Share Price’).
●	Issuance and transfer of further 48,254 shares (EUR 658k, valued at the Closing Share Price) as consideration for discharging the contractual obligations for the outstanding advisory agreements of EUR 1,560k before deducting strike prices.
●	Payment of EUR 585k in cash, consisting of EUR 335k being the consideration for the settlement of the vested employee options, and an additional EUR 250k.

Payment of the remaining 50% of the total consideration is contingent upon the achievement of two milestones. A further 194,644 shares (representing 10% of EUR 32.0 million divided by the Signing Share Price) are issuable upon the achievement of a successful investigational new drug application filing for a product candidate of the Group that consists of at least one antigen based on frameshift-mutation identified by Frame’s algorithms; (“Milestone 1”) and a further 778,575 shares (representing 40% of EUR 32.0 million divided by the Signing Share Price) are issuable upon successful proof of mechanism in humans of that or another product candidate (“Milestone 2”). The fair value of these contingent payments was determined by considering the likelihood of the events occurring and totaled, based on the Closing Share Price, EUR 7,198k (Milestone 1: EUR 1,831k and Milestone 2: EUR 5,367k).

Consequently, the total consideration transferred for the business combination was determined to be EUR 19,481k, consisting of:

●	Issuance and transfer of 858,496 CureVac shares with a fair value of EUR 11,697k,
●	Payment of EUR 585k in cash, and
●	Contingent consideration, classified as equity, with a fair value of EUR 7,198k. The contingent consideration will be settled by the issuance of a maximum of further 973,236 CureVac shares.

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

The consolidated statements of profit or loss include the results of Frame Pharmaceuticals (meanwhile: CureVac Netherlands B.V.) since the acquisition date. From the date of acquisition through December 31, 2022 Frame Pharmaceuticals did not have any significant impact on the operating income or revenues of the Group. The same applies if the transaction had occurred at the beginning of the reporting period.

21. Subsequent events

In January 2024, positive interim data from the ongoing Phase 2 clinical program assessing monovalent and bivalent modified vaccine candidates against COVID-19 in comparison with a licensed bivalent mRNA-based comparator vaccine were published. The tested vaccine candidates are being developed in collaboration with GSK. Results from the interim analysis showed that both vaccine candidates using CureVac’s proprietary second-generation mRNA backbone produced meaningful immune responses and favorable tolerability profiles across all tested doses, including the lowest tested dose. All three tested dose levels were below those used in mRNA-based COVID-19 vaccines licensed in the U.S. and EU.

In March 2024, the beneficiaries of the Prior VSOP plan declared their intent to exercise their exercisable shares. The shares became exercisable on the third anniversary after IPO (August 14, 2023), because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels had been reached. 786,746 virtual shares were exercised by March 22, 2024 and CureVac received 786,746 shares from the Prior VSOP holders on that day. On March 26, 2024, CureVac transferred 786,746 shares to the exercising beneficiaries.

In March 2024, the Company started a voluntary leaver program intended to align the workforce to the Company’s business scope and priorities. The business goal is to reduce 150 positions by year-end, including natural attrition. Unnecessary residual pandemic infrastructure is being adapted to significantly increase efficiency and performance while maintaining a strong focus on innovation and R&D activities. For this program we anticipate costs in a range between EUR 2 and 3 million.

In April 2024, promising interim data from the ongoing Phase 2 part of the combined Phase 1/2 study of a seasonal influenza vaccine candidate were reported. The multivalent candidate was designed for broad antigen coverage, encoding antigens matched to all four WHO-recommended flu strains. Results from the planned interim analysis showed that the multivalent vaccine candidate boosted antibody titers against all encoded flu strains and across all age groups and tested dose levels, including the lowest tested dose. The vaccine candidate was shown to have an acceptable safety and tolerability profile, with the majority of solicited adverse events reported as either grade 1 (mild) or grade 2 (moderate) within seven days of dosing. Among younger and older adults, geometric mean titers generated by the vaccine candidate against influenza A strains numerically exceeded the geometric mean titers of the licensed comparator vaccines consistently across all tested dose levels. For influenza B strains geometric mean titers were lower than those elicited by the licensed comparator vaccines across both age groups and tested dose levels. Targeted optimizations to further improve immune responses against influenza B strains will be assessed in an additional Phase 2 study.

In April 2024, the Company entered into a co-development and licensing agreement with The University of Texas MD Anderson Cancer Center for the development of novel mRNA-based cancer vaccines. The collaboration creates strong synergies between CureVac’s unique end-to-end capabilities for cancer antigen discovery, mRNA design, and manufacturing and MD Anderson’s expertise in cancer antigen discovery and validation, translational drug development, and clinical research. The collaboration will focus on the development of differentiated cancer vaccine candidates in selected hematological and solid tumor indications with high unmet medical need. Both parties will contribute to the identification of differentiated cancer antigens based on whole genome sequencing, combined with long- and short-read RNA sequencing and cutting-edge bioinformatics followed by joint preclinical validation of the highest-quality cancer antigens and selection of the most promising clinical-lead candidates for conducting initial Phase 1/2 studies in appropriate clinical indications.

In 2022, Curevac and GSK entered into a Pandemic Preparedness Agreement with the Federal Republic of Germany. Timelines related to the Pandemic Preparedness Agreement were ambitious with the aim of providing acute pandemic preparedness in Germany in the context of emerging COVID-19 variants. In 2023, CureVac identified a risk that necessary regulatory approvals needed to meet these timelines may not be achieved within the contractually agreed timeframe. After consultation with ZEPAI, CureVac applied for a timeline extension as foreseen under the agreement to avoid procurement of further substantial amounts of raw material at risk. As of December 31, 2023, it was considered unlikely that the extension would be granted. Additionally, a rapidly changing epidemiological environment did no longer prompt an acute pandemic threat. Accordingly, inventories which had been stockpiled as required by the PPA, were written down to their net realizable value. Ultimately, the extension was not granted, whereupon CureVac and GSK jointly decided to terminate the agreement. Despite the termination, CureVac’s GMP IV manufacturing plant for the large-scale production of mRNA-based vaccines will be completed. Contingent upon regulatory approval, the facility is expected to be certified mid-2024.

In April 2024, the Company announced the start of the Phase 1 part of a combined Phase 1/2 study of an investigational influenza A (H5N1) pre-pandemic vaccine candidate developed in collaboration with GSK. The H5N1 avian influenza virus is considered a potential future pandemic threat, able to cross species from its original bird host to humans. The monovalent vaccine candidate is based on CureVac’s proprietary second-generation mRNA backbone and encodes an influenza A H5-antigen. Avian influenza represents latest program progressing to clinical trials under broad infectious disease collaboration agreement with GSK.

In April 2024, the Company had the first ruling in one of its CMO arbitration. In August 2022, Rentschler Biopharma SE initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against the Company. Rentschler’s claims are based on the assumption that certain agreements between Rentschler and CureVac Manufacturing GmbH (then: CureVac Real Estate GmbH) have been terminated due to the withdrawal of the EMA dossier for CVnCoV or alternatively that CureVac would have been obliged to terminate these agreements. CureVac’s position always was that the agreements had ended upon expiration of their term. We did not believe that there was a legal basis for Rentschler’s claims and therefore defended ourselves against these claims in written submissions and the oral hearing in October 2023. In its final award rendered, the arbitration tribunal followed CureVac’s arguments and dismissed Rentschler’s claims in their entirety. The totality of Rentschler Biopharma SE related provision was reversed as of December 31, 2023.