Form 20-F
period 2024-12-31
CureVac N.V.
filed 2025-04-11
CIK 1809122

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

The number of outstanding shares as of December 31, 2024 was:

Title of Class	Number of Shares Outstanding
Common shares, par value €0.12 per share	224,338,257

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging growth company ☐

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

In this Annual Report, unless otherwise indicated, some euro amounts have been translated into U.S. dollars at the rate of $1.0389 to €1.00, the official exchange rate quoted as of December 31, 2024 by the European Central Bank.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

●	the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
●	our ability to obtain funding for our operations necessary to complete further development and commercialization of our product candidates;
●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our product candidates and cost associated with the cancellation of manufacture and supply agreements in the event of termination of our research and development programs;
●	the exercise by the Gates Foundation (formerly, the “Bill & Melinda Gates Foundation”) of withdrawal rights;
●	our and our collaborators’ ability to obtain, maintain, defend and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;
●	our ability to commercialize our product candidates, if approved;
●	our ability and the potential to successfully manufacture our drug substances and delivery vehicles for preclinical use, for clinical trials and on a larger scale for commercial use, if approved;
●	general economic, political, demographic and business conditions in the United States and Europe;
●	the impact of unstable market and economic conditions such as inflation and interest rates variation and the conflict involving Russia and Ukraine on our business;
●	our ability to implement our pipeline strategy;
●	our ability to compete and conduct our business in the future;
●	our ability to enroll patients for our clinical trials;
●	the availability of qualified personnel and the ability to retain such personnel;
●	regulatory developments and changes in the United States, Europe and countries outside of Europe including tax matters;
●	our ability to implement, maintain and improve effective internal controls;

●	our estimates of our expenses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information — D. Risk Factors.”

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

D.Risk Factors

Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive, and investors should read this “Risk Factors” section in full. Some of the risks we face include:

●	Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If clinical trials of our product candidates or production of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.
●	Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
●	We may face residual business disruption and related risks resulting from inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including as result of the war in Ukraine) and the lingering effects of the COVID-19 pandemic, which could have a material adverse effect on our business plan or clinical trials.
●	Cyberattacks or other failures in our or our third-party vendors’, contractors’ or consultants’ telecommunications or information technology systems could result in information theft, data corruption and significant disruption of our business operations.
●	If we are unable to obtain, maintain and enforce intellectual property protection for our products or product candidates, or if the scope of our intellectual property protection is not sufficiently broad, our ability to commercialize our product candidates successfully and to compete effectively may be materially adversely affected.
●	We depend on strategic partnerships with other companies to assist in the research, development and commercialization of our platform and product candidates. If our existing or future partners do not perform as expected, if we fail to maintain any of these collaborations or if these collaborations are not successful, our ability to commercialize our product candidates successfully and to generate revenues through technology licensing or otherwise may be materially adversely affected.

●	Our proprietary product candidates are still in preclinical or clinical development. We cannot give any assurance that any of our product candidates will receive regulatory approval, and if we are unable to obtain regulatory approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.
●	Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following regulatory approval, if any. Significant adverse events may occur during our clinical trials or even after receiving regulatory approval, which could delay or terminate clinical trials, delay or prevent regulatory approval or market acceptance of any of our product candidates.
●	To date, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 and respiratory syncytial virus, or RSV, have been approved in the United States, Europe and other countries, subject to certain limitations. In addition, no product that utilizes mRNA as a therapeutic vaccine has been approved in the United States or Europe. As such, mRNA drug development has substantial clinical development and regulatory risks due to the novel nature of this new category of medicines.
●	The regulatory approval processes of the FDA and comparable authorities are lengthy, time consuming and inherently unpredictable and if we fail to obtain regulatory approval in any jurisdiction, we will not be able to commercialize our products in that jurisdiction and our business, results of operations, financial condition and prospects, may be materially adversely affected.
●	The manufacture of mRNA-based medicines is complex and manufacturers often encounter difficulties in production, especially in the field of biologics. If we or any of our third-party manufacturers encounter difficulties, our ability to provide product candidates for clinical trials or products, if approved, to patients or future customers could be delayed or halted.
●	Undetected errors or defects in our production could harm our reputation or expose us to product liability claims.
●	We rely on third parties to conduct our nonclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
●	If we fail to comply with our obligations under any license, collaboration or other intellectual property agreements, disagree over contract interpretation, or otherwise experience disruptions to our business relationships with our collaborators or licensors, we could lose intellectual property rights that are necessary to our business.
●	Even if we, or any future collaborators, are able to commercialize any product candidate that we, or they, develop, the successful commercialization of our product candidates will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage and adequate reimbursement levels and implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.
●	Some of our product candidates are classified as gene therapies by the FDA and the EMA, and the FDA has indicated that products similar to our product candidates will be reviewed within its Center for Biologics Evaluation and Research, or CBER. Even though our mRNA product candidates are designed to have a different mechanism of action from gene therapies, the association of our product candidates with gene therapies could result in increased regulatory burdens, impair the reputation of our product candidates, or negatively impact our platform or our business.

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

As of December 31, 2024, we had cash and cash equivalents amounting to €482 million. We believe that we will continue to expend substantial resources for the foreseeable future developing our proprietary product candidates. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, seeking regulatory approvals, as well as launching and commercializing products approved for sale, if any, and costs associated with manufacturing products and maintaining manufacturing facilities. In addition, other unanticipated costs may arise. Because the outcomes of our anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our proprietary product candidates.

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

We have incurred significant losses since our inception. Although for the year ended December 31, 2024 our consolidated net profit was €162.2 million, principally due to the restructuring of our previous collaboration with GSK into the 2024 GSK Agreement (as further described in “Item 4. Information on the Company — B. Business Overview — Collaborations”), we had consolidated net losses for the years ended December 31, 2023 and December 31, 2022 of €260.2 million and €249.0 million, respectively. As of December 31, 2024, our accumulated deficit was € 1,403.8 million. We expect to continue to incur losses in the future as we continue our research and development of, and seek regulatory approvals for, our product candidates and maintain and develop new technology platforms, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company in the United States. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials and development of our manufacturing technology. The net losses and negative cash flows from operations incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

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

Our strategic restructuring undertaken to extend our cash runway and focus more of our capital resources on high-value mRNA projects in oncology and other selected diseases might not achieve our intended outcome.

On July 3, 2024, we publicly announced a significant strategic restructuring to focus our resources on high-value mRNA projects in oncology and other select areas of substantial unmet medical need, which follows the 2024 GSK Agreement. The restructuring included a workforce reduction of approximately 30% to create a leaner, more agile organization re-focused on technology innovation, research and development. As a result of the strategic restructuring, one production line within the mRNA Manufacturing Center (mMC) (formerly GMP IV facility) will not be developed further and therefore, will have no future use, resulting in a full impairment of the production line in the amount of €32.1 million. The expense recognized related to the impairment is included in other operating expenses. The remaining carrying amount of the mMC facility, as of December 31, 2024, presented within construction in progress, amounts to €144.6 million. The Company recorded restructuring accruals mainly for severance payments of €1.3 million as of December 31, 2024. The related expense of €12.5 million for the year ended December 31, 2024, was recorded in the functional cost category of the employees affected. We may continue to incur additional expenses not currently contemplated due to events associated with the strategic restructuring; for example, the reduction in workforce may have a future impact on other areas of our liabilities and obligations, which could result in losses in future periods. The reduction in workforce may result in unintended consequences and costs, such as the loss of institutional knowledge and expertise, attrition beyond the intended number of employees, and decreased morale among our remaining employees. In addition, while positions have been eliminated, certain functions necessary to our operations remain, and we might not successfully distribute the duties and obligations of our terminated employees among our remaining employees. The reduction in workforce could also make it difficult for us to pursue, or prevent us from pursuing, new opportunities and initiatives due to insufficient personnel, or require us to incur additional and unanticipated costs to hire new personnel to pursue such opportunities or initiatives. Moreover, we may not realize, in full or in part, the anticipated benefits and savings from the strategic restructuring due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the anticipated benefits from the strategic restructuring, or if we experience significant adverse consequences from such actions, our business, financial condition and results of operations may be materially adversely affected. In addition, we may need to undertake additional workforce reductions or restructuring activities in the future.

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

We have established strategic partnerships and intend to continue to establish strategic partnerships with third parties to research, develop and commercialize our platform and existing and future product candidates. We have entered into strategic partnerships with Acuitas, CRISPR Therapeutics, GlaxoSmithKline Biologicals SA (“GSK”), the Gates Foundation, CEPI and Tesla Automation (formerly trading under the name of Tesla Grohmann Automation) and myNEO NV (“myNEO”), among others. For certain of these programs, including our collaborations with CRISPR Therapeutics and GSK, we will depend on our partners to design and conduct their clinical studies. As a result, we may not be able to conduct these programs in the manner or on the time schedule we currently contemplate, which may negatively impact our business operations. While we have certain contractual rights to information about preclinical and clinical developments and results under certain of our collaboration agreements, including our agreements with CRISPR Therapeutics and GSK, we cannot be certain that clinical trials conducted in connection with such collaboration programs will be conducted in a manner consistent with the best interests of our business. In addition, if any of these partners withdraw support for these programs or proposed products or otherwise impair their development, our business could be negatively affected. Also, our inability to find a partner for any of our product candidates may result in our termination of that specific product candidate program or evaluation of a product candidate in a particular indication. Even if we found a partner for one or more of our product candidates, there is no assurance that upon the approval of one or more of such product candidates we will be able to successfully co-commercialize such products.

In addition, our existing licenses and collaboration agreements, including our agreements with Acuitas, the Gates Foundation, CRISPR Therapeutics, GSK, CEPI and myNEO, impose, and any future licenses, collaborations or other intellectual property agreements we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us. Furthermore, our licenses and collaboration agreements impose, and any future agreement we enter into may also impose, restrictions on our ability to license certain of our intellectual property to third parties or to develop or commercialize certain product candidates or technologies. In spite of our best efforts, our collaborators may conclude that we have breached our obligations under our agreements, in which case, we may be required to pay damages and the collaborator may have the right to terminate the agreement. Any of the foregoing could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology, enable a competitor to gain access to the licensed technology or disrupt our right to receive funding or milestone or royalty payments. See “Item 4. Information on the Company — B. Business Overview —  Collaborations.”

Under certain of our collaboration agreements, including our collaborations with CRISPR Therapeutics and GSK, we grant our partners an exclusive license to develop and commercialize certain classes of products containing our mRNA technology for specific targets and receive license fees, research and development funding, milestone payments and/or, if a product is approved for marketing, sales royalties in return. Following the discovery and preclinical testing phase, in certain cases, our partners are solely responsible for the further development of the product candidate and therefore exercise full control over its further development and potential commercialization. While certain of our existing licenses and collaboration agreements, including our agreements with CRISPR Therapeutics and GSK, impose development or commercialization obligations on our collaborators, we cannot be certain that our collaboration partners will allocate sufficient resources or attention to our collaboration programs or that they will progress our collaboration programs consistent with the best interests of our business. Our existing collaborations, and any future collaborations we enter into, therefore, may pose a number of risks, including, among others, the following:

●	collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;
●	collaborators may not perform their obligations as expected by us or by health authorities, such as the FDA, the EMA or comparable foreign regulatory authorities;
●	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates;

●	collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities or change the actual or perceived competitive situation in a specific indication;
●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or may require a new formulation of a product candidate for clinical testing;
●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;
●	product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;
●	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;
●	disagreements with collaborators, licensors or licensees, including disagreements over proprietary rights, contract interpretation and breach of contract claims, payment obligations or the preferred course of development, might cause delays or termination of the research, development or commercialization of products or product candidates, might lead to additional responsibilities, including financial obligations for us with respect to products or product candidates, or delays or withholding of any payments due or might result in litigation or arbitration, any of which would be time-consuming and expensive, and could limit our ability to execute on our strategies;
●	collaborators may not properly obtain, maintain, enforce or defend our intellectual property or may use our proprietary information in such a way that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation; and
●	collaborators may infringe, misappropriate or otherwise violate the intellectual property of third parties, which may expose us to litigation and potential liability.

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

Risks Related to the Development, Clinical Testing and Commercialization of Our Product Candidates

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If clinical trials of our product candidates or production of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all

Clinical trials must be conducted in accordance with the FDA, EMA and comparable foreign regulatory authorities’ legal requirements, regulations or guidelines and are subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our product candidates produced in accordance with current good manufacturing practices, or cGMPs, and other requirements. We depend on medical institutions and clinical research organizations, or CROs, to conduct our clinical trials in compliance with good clinical practice, or GCP, standards. Failure to follow and document adherence to such regulations or other regulatory requirements may lead to significant delays in the availability of a product for our clinical trials, result in the termination of, or a clinical hold being placed on, one or more of our clinical trials, or delay or prevent submission or approval of marketing applications for our product candidates.

To the extent our CROs fail to enroll participants for our clinical trials, fail to conduct the trial in accordance with GCP requirements or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business. Product candidates based on our second-generation mRNA backbone and licensed to GSK for COVID, seasonal influenza, avian influenza and a COVID/seasonal influenza combination vaccine are currently either in Phase 1 or Phase 2 clinical development. Our CVGBM (cancer) and Cas9 gene-editing programs are in Phase 1 clinical development. All other of our research programs are in the preclinical development stage.

The completion of clinical trials for our clinical product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

●	shortage of materials required for the production of our product candidates including due to inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including as a result of geopolitical factors such as the war in Ukraine and recent developments or disturbances in international trade, including the imposition of tariffs, the modification of trade agreements between states or other international trade restrictions) and the lingering effects of COVID-19;
●	inability of our manufacturing facilities or the manufacturing facilities of our third-party manufacturers or suppliers to meet regulatory requirements;
●	if any of our single source suppliers fail to meet their contractual obligations in a timely manner or face issues such as regulatory noncompliance or disruptions at their manufacturing site;
●	transfer of manufacturing processes to larger-scale facilities operated by a CMO or by us, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process;
●	the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;
●	delays or failure to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;
●	negative or inconclusive results, which may require us to conduct additional preclinical or clinical trials or to abandon projects that we expect to be promising;
●	safety or tolerability concerns causing us to suspend or terminate a trial if it is determined that the participants are being exposed to unacceptable health risks;
●	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;
●	lower than anticipated retention rates of patients and volunteers in clinical trials;
●	our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a trial;
●	delays relating to adding new clinical trial sites;
●	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;
●	delays in establishing the appropriate dosage levels;
●	the quality or stability of the product candidate falling below acceptable standards;
●	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical trials on time, or delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;
●	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials;
●	lack of adequate funding to continue the clinical trial;
●	developments observed in trials conducted by competitors for related technology that raise general FDA or foreign regulatory authority concerns about risk to patients of gene therapy technology;
●	determination that the product will not be producible at the manufacturing stage; and

Disruptions caused by the inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including as a result of geopolitical factors such as the war in Ukraine and recent developments or disturbances in international trade, including the imposition of tariffs, the modification of trade agreements between states or other international trade restrictions) and the lingering effects of the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, our Phase 2b clinical trial with CV9104, one of our first-generation vaccines based on protamine formulation that was designed to evaluate the investigational mRNA-based cancer precision immunotherapy in patients with asymptomatic or minimally symptomatic metastatic castrate resistant prostate cancer, failed to meet the primary endpoint of improving overall survival despite proceeding through preclinical and Phase 1 studies. While we have assessed the results of past trials and these have informed our approach going forward, we can provide no assurance that future clinical trials will not be discontinued or fail to meet their specified endpoints. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful.

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

Further, as we are developing novel treatments and preventative measures for diseases in which we believe there is limited clinical experience with new endpoints and methodologies, there is heightened risk that the FDA, EMA or comparable foreign regulatory bodies may not consider the clinical trial endpoints to provide clinically meaningful results, and the resulting clinical data and results may be more difficult to analyze.

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

From time to time, we publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock.

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

We plan to seek regulatory approval to commercialize our product candidates both in the United States and the European Union, and potentially in additional foreign countries. While the scope of regulatory approval is similar in other countries, to obtain separate regulatory approval in many other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions.

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

Undesirable side effects that may be caused by our product candidates could cause us, our collaboration partners or the regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, our trials could be suspended or terminated, and the FDA, EMA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Clinical trials assess a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our product candidates receive regulatory approval and we or others identify undesirable side effects caused by such product candidates (or any other similar products) after such approval, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw or limit their approval of such product candidates and require us to take our approved product(s), if any, off the market;
●	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication, or submission of field alerts to physicians and pharmacies;
●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

●	we may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;
●	actual or potential drug-related side effects could negatively affect patient recruitment or the ability of enrolled patients to complete a trial for our products or product candidates;
●	market acceptance of our products, if any, by patients and physicians may be reduced and sales of the product, if any, may decrease significantly;
●	regulatory authorities may require a Risk Evaluation and Mitigation Strategy, or a REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;
●	we may be subject to regulatory investigations and government enforcement actions;
●	we may decide or be required to remove such product candidates from clinical trials, or if approved, from the marketplace;
●	we could be sued and potentially held liable for injury caused to individuals exposed to or taking our product candidates;
●	if any product candidates are approved, sales of the product(s) may decrease substantially; and
●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our product candidates, if approved, and therefore could have a material adverse effect on our business, financial condition, results of operations and prospects.

To date, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 and RSV have been approved in the United States, Europe and other countries, subject to certain limitations. In addition, no product that utilizes mRNA as a therapeutic vaccine has been approved in the United States or Europe. As such, mRNA drug development has substantial clinical development and regulatory risks due to the novel and unprecedented nature of this new category of medicines.

No product that utilizes mRNA as a therapeutic vaccine has been approved in the United States or Europe. In addition, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 and RSV have been approved by the FDA, EMA and other regulatory agencies. Such approvals were provided after parallelized clinical trials, and certain of the products may be subject to ongoing review by the FDA, EMA or other regulatory agencies, and in some cases may be canceled, expire or subject to lengthy renewal. Successful discovery, development and continued market presence of mRNA-based (and other) products by either us or our collaborators is highly uncertain and depends on numerous factors, many of which are beyond our or their control. Our product candidates that appear promising in the early phases of development may fail to advance, experience delays in the clinic or clinical holds, or fail to reach the market or stay in the market for many reasons, including:

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

In order to commercialize our products in more than one jurisdiction, we will be required to obtain separate regulatory approvals in each market and to comply with numerous and varying regulatory requirements. The approval procedures vary from country to country and may require additional testing, administrative review periods, agreements with pricing authorities or other steps. Satisfying these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. In addition, in many countries outside the United States and in particular in many of the Member States of the European Union, a product must undergo health economic assessments to agree on pricing and/or be approved for reimbursement before it can be approved for sale in that country, or before it becomes commercially viable. The FDA and the EMA may come to different conclusions regarding approval of a marketing application. Approval by the FDA or EMA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not predict or ensure approval by regulatory authorities in other foreign countries or by the FDA or EMA. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. We may not obtain regulatory approvals on a timely basis, if at all. We may not be able to submit applications for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. We may be required to conduct additional preclinical studies or clinical trials, which would be costly and time-consuming. If we or any future partner are unable to obtain regulatory approval for our product candidates in one or more significant jurisdictions, then the commercial opportunity for our product candidates, and our business, results of operations, financial condition and prospects, may be materially and adversely affected.

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

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. It is difficult to predict how current and future legislation, executive actions, and litigation, including the executive orders, will be implemented, and the extent to which they will impact our business, our clinical development, and the FDA’s and other agencies’ ability to exercise their regulatory authority, including the FDA’s pre-approval inspections and timely review of any regulatory filings or applications we submit to the FDA. To the extent any executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. We face uncertainty regarding the potential for changes in the regulatory environment following the change in presidential administration in January 2025. While many of the Trump administration’s proposed policies appear to be focused on deregulation, the new administration and federal government could adopt legislation, regulation, or policy that adversely affects our business or creates a more challenging and costly environment to pursue the development and commercialization of vaccines or other products. For example, the federal government, including the U.S. Department of Health and Human Services, the U.S. FDA, and the Centers for Disease Control and Prevention, may implement legislative, regulatory, or policy changes regarding the standards for approving new or updated vaccines, vaccine safety requirements, recommended immunization schedules for COVID-19 and other vaccinations and other information shared with the public regarding vaccines, vaccine coverage and reimbursement under federal healthcare programs, and manufacturer liability for vaccine-associated injuries.

We and our collaboration partners have conducted and intend to conduct additional clinical trials for selected product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations or may require additional U.S.-based trials.

We and our collaboration partners have conducted, currently are conducting and intend in the future to conduct, clinical trials outside the United States, particularly in the European Union where we are headquartered. In addition, CureVac and GSK started clinical development in seasonal influenza, the IP related to which is fully licensed to GSK, with study sites in Canada and South Africa.

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

Disruptions at the FDA and other government agencies caused by inflation, funding shortages, government action, labor shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, inflation, labor shortages, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for our product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. Additionally, because one objective of the current Trump administration appears to be to decrease spending in the federal government, the U.S. FDA could face staff reductions, which could impact the U.S. FDA’s ability to engage in routine regulatory and oversight activities and result in delays or limitations on our ability to proceed with clinical development programs and obtain regulatory approvals. It is difficult to predict how executive actions that may be taken under the current Trump administration may affect the U.S. FDA’s ability to exercise its regulatory authority. If such executive actions impose constraints on the U.S. FDA’s ability to engage in routine oversight and product review activities in the normal course, our business may be negatively impacted.

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

If we are not successful in discovering, developing and commercializing additional products, or in forming business collaborations or strategic partnerships for such purposes, our ability to expand our business and achieve our strategic objectives would be impaired.

An element of our strategy is to discover, develop and commercialize products beyond our current product candidates to treat various conditions and in a variety of therapeutic areas, as well as to form business collaborations or strategic alliances with third parties with respect to one or more of such activities. See “—Risks Related to Our Reliance on Collaborators and Other Third Parties.” We intend to do so by investing in our drug discovery efforts, exploring potential strategic alliances for the development of new products and in-licensing technologies. Identifying new product candidates and seeking to enter into successful business collaborations with others requires substantial technical, financial and human resources. We may fail to identify promising candidates or to successfully develop and commercialize products for many reasons, which would impair our potential for growth.

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

The use of social media platforms presents risks and challenges.

Social media is being used to communicate about our research, product candidates, commercial products and the diseases our product candidates are designed to treat. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This uncertainty creates risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us. For example, subjects may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. When such disclosures occur, we may fail to monitor and comply with applicable adverse event reporting obligations, or we may be unable to defend our business in the face of political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

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

We cannot assure you that any disruptions or other issues relating to the manufacture of any of our product candidates will not occur in the future. We rely on several single-source suppliers for raw materials, components, parts and consumable for our clinical trials. If our suppliers, particularly our single-source suppliers, fail to meet their contractual obligations in a timely manner or face issues such as regulatory noncompliance or disruptions at their manufacturing site, finding an alternative supplier could take significant time and cost due to the nature of the products and the need to obtain regulatory approvals. We cannot guarantee that we will be able to reach agreements with alternative suppliers or that regulatory authorities will approve our use of such alternatives. Any delay or interruption in the supply of clinical trial supplies could delay the completion of planned clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of our product candidates or products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls or other interruptions in the supply of our product candidates or products. We may also have to take inventory write-offs and incur other charges and expenses for product candidates or products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could delay or impede the development and commercialization of any of our product candidates or products and could have an adverse effect on our business, prospects, financial condition and results of operations.

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

In addition, it is uncertain whether the World Trade Organization, or the WTO, will waive certain intellectual property protections in the future on certain technologies related to COVID-19 or other future pandemics. We cannot be certain that any of our current or future product candidates or technologies would not be subject to an intellectual property waiver by the WTO. We also cannot be certain that any of our current or future intellectual property rights, whether patents, trade secrets, or other confidential information would be eliminated, narrowed, or weakened by such a waiver. Given the uncertain future actions by the WTO and other countries and jurisdictions around the world, including the United States, it is unpredictable how our current or future intellectual property rights or how our current or future business would be impacted.

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

Furthermore, certain of our patents and technology, including patents and technology relating to our rotavirus, malaria, Lassa virus and SARS-CoV-2 projects, were funded in part by grants from nonprofit third parties, including the Gates Foundation and CEPI. We are required to fulfill certain contractual obligations with respect to products created using such grant funding, including making certain products available at an affordable price in a list of clearly defined low- and lower-middle income countries and ensuring that certain products are available in geographic regions where there has been an outbreak of an infectious disease at certain reduced economic rates. See “Item 4. Information on the Company — B. Business Overview — Collaborations.”

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

In addition, our existing licenses and collaboration agreements, including our agreements with Acuitas, GSK, the Gates Foundation, CRISPR Therapeutics, CEPI and myNEO, impose, and any future licenses, collaborations or other intellectual property agreements we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us. Our licenses and collaboration agreements may impose, and any future agreement we enter into may also impose, restrictions on our ability to license certain of our intellectual property to third parties or to develop or commercialize certain product candidates or technologies. In spite of our best efforts, our licensors, licensees and collaborators may conclude that we have breached our obligations under our agreements, or that we have used the intellectual property licensed to us in an unauthorized manner, in which case, we may be required to pay damages and the licensor, licensee or collaborator may have the right to terminate the agreement. Any of the foregoing could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology, enable a competitor to gain access to the licensed technology or disrupt our right to milestone or royalty payments. We might not have the necessary rights or the financial resources to develop, manufacture or market our current or future product candidates without the rights granted under our licenses, and the loss of sales or potential sales in such product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

Disputes have arisen and may in the future arise regarding intellectual property subject to licensing, collaboration or other intellectual property agreements, including, among other things, issues related to scope of intellectual property rights, infringement, sublicensing, diligence and financial obligations and ownership of newly developed intellectual property.

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

Litigation is ongoing over the underlying technology to mRNA medicines between many mRNA market participants. It is likely that there will continue to be significant litigation and patent office proceedings in various patent offices relating to patent rights in the mRNA field. For example, one of our manufacturing related U.S. patents was invalidated in an inter partes review proceeding and certain of our European patents relating to RNA-based adjuvants/immunostimulants, sequence-optimization, RNA-coded antibodies, mRNA vaccination of the elderly, vaccination of newborns and infants, intratumoral (m)RNA treatments, mRNA production and formulation, an improved method for plasmid production for in vitro transcription of mRNA, optimized in vitro transcription, processes relating to mRNA drying, mRNA vaccination in combination with an anti-PD1 or anti-PD-L1 antibody, and the combination of mRNA-based vaccination and agnostic OX40 antibodies have been revoked in European opposition proceedings. Further European patents have been amended after opposition proceedings. For example, European patents related to an mRNA injection solution and method of RNA analysis have been amended. Further European patents have been maintained after opposition proceedings. One of these patents relates to an mRNA injection solution. Some of these decisions are currently on appeal and continuation or divisional applications of certain of the maintained, revoked and amended patents have been filed and are currently under examination, although there can be no assurance that any such appeal will be successful or that any such patent applications will issue as patents that provide us with any competitive advantage. Additionally, several of our European patents relating to an mRNA comprising a split poly(A) sequence, and mRNA production comprising tangential flow filtration are currently subject to opposition proceedings. The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we could lose part or all of the patent protection on one or more of our product candidates, which could result in our competitors and other third parties using our technology to compete with us. Such a loss of patent protection could have a material adverse impact on our business.

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

In June 2022, we filed a lawsuit against BioNTech SE and its wholly owned subsidiaries, BioNTech Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH (collectively, “BioNTech”) in the Düsseldorf Regional Court for infringement of several of CureVac’s patents and utility models because of the manufacture, use and sale of Comirnaty, BioNTech and Pfizer’s mRNA COVID-19 vaccine. Additionally, certain of our patents and utility models are part of infringement claims in Germany filed by BioNTech. For all such patents and utility models, parallel invalidity claims (nullity, oppositions and cancellation actions) were filed by BioNTech. CureVac has withdrawn its infringement claim in relation to two utility models based on a settlement with Acuitas, which is discussed below. In December 2023, the Federal Patent Court in Germany revoked one patent which is part of the infringement claim. CureVac has appealed this decision before the German Federal Court of Justice. An oral hearing is scheduled for July 14, 2026. The proceedings before the Düsseldorf Regional Court regarding this patent are suspended until a final decision of the German Federal Court of Justice.

In November 2022 and November 2023, BioNTech filed cancellation actions against two of our utility models in the German Patent and Trademark Office. In a first instance decision the German Patent and Trademark Office cancelled both utility models. CureVac has appealed the decisions with the Federal Patent Court. The infringement proceedings before the Düsseldorf Regional Court regarding these two utility models are suspended until a decision from the Federal Patent Court is made.

In November 2023 BioNTech filed a cancellation action in the German Patent and Trademark Office against a third utility model which is part of the litigation with BioNTech. An oral hearing is scheduled for July 8, 2025. The infringement proceedings before the Düsseldorf Regional Court regarding this utility model are suspended until a first instance decision from the German Patent and Trademark Office is made. In April 2023, BioNTech, and Pfizer, among others filed oppositions against one of our European patents, which is also part of the litigation, at the European Patent Office. On March 27, 2025, the European Patent Office was maintained such patent in an amended form. The infringement proceedings before the Düsseldorf Regional Court regarding this patent were suspended until the first instance decision from the European Patent Office. A hearing at the Düsseldorf Regional Court is scheduled for July 1, 2025.

In December 2023 and January 2024, BioNTech and Pfizer, among others, filed oppositions against another of our European patents, which is also part of the litigation, at the European Patent Office. An oral hearing is scheduled from May 13 until May 15, 2025. The infringement proceedings litigation before the Düsseldorf Regional Court regarding this patent are suspended until a first instance decision from the European Patent Office is made. A hearing at the Düsseldorf Regional Court is scheduled for July 1, 2025, provided the patent is maintained at the European Patent Office.

In September 2022, BioNTech and Pfizer filed a declaration of non-infringement and revocation action against two of CureVac’s patents in the Patents Court of the Business and Property Courts of England and Wales. We counterclaimed that such patents are valid and infringed by Comirnaty and subsequently added a third patent to our counterclaim. In a judgement provided on October 8, 2024, the High Court issued an order revoking the UK designation of two patents. The Court of Appeal has declined CureVac’s request to appeal this decision. CureVac has withdrawn its counterclaim regarding the third patent.

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

In May 2023, the case was transferred to the Eastern District of Virginia pursuant to CureVac’s request.

In November 2023, Acuitas filed a motion to intervene and a motion to sever and stay the U.S. proceedings between CureVac and BioNTech with respect to four U.S. patents. Simultaneously, Acuitas filed a separate case in the Eastern District of Virginia claiming co-inventorship for the same patents. In October 2023, Acuitas initiated arbitration proceedings against CureVac. Acuitas requested a declaration of the tribunal that Acuitas co-owns a patent family which is part of CureVac’s litigation against BioNTech and Pfizer in Germany and the United States and asserted additional consequential claims. In April 2024, CureVac and Acuitas settled these claims, and the legal proceedings involving CureVac and Acuitas have been terminated. Pursuant to its obligations under the settlement agreement, CureVac has withdrawn its infringement claims against BioNTech and Pfizer for certain utility models and patents before German and U.S. courts.

A jury trial before the court in the Eastern District of Virginia was scheduled for March 3, 2025 for the remaining claims brought by CureVac and BioNTech in the U.S. On initiative of the court the trial has been rescheduled to September 8, 2025.

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

Third parties have, and may in the future have, U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds or methods of use for the treatment of the disease indications for which we are developing our product candidates that may cover our product candidates. For example, we are aware of certain third-party U.S. and non-U.S. issued patents and patent applications, including those of our competitors, that relate to mRNA production, mRNA optimization, modification of mRNA, LNP technology, RNA-based tumor vaccination, LNP formulation, LNP-based mRNA delivery to the lung or liver, mRNA encoding gene-editing enzymes, RNA-encoded antibodies or antigens in LNPs and LNP-formulated RNA that may be construed to cover the LNP-formulated RNA technology used in our vaccines and protein and antibody therapies. We are also aware of certain third-party U.S. and non-U.S. patents and patent applications, including those of our competitors, that relate to coronavirus vaccines, influenza virus vaccines, vaccines against uropathogenic E. coli infections and treatments and vaccines against other infectious diseases and we expect such third parties to have filed additional patent applications, which have not yet been published, and to file additional patent applications in the future.

In the event that any of these patent rights were asserted against us, we believe that we have defenses against any such action, including that such patents would not be infringed by our product candidates and/or that such patents are not valid. However, if any such patent rights were to be asserted against us and our defenses to such assertion were unsuccessful, unless we obtain a license to such patents, we could be liable for damages, which could be significant and include treble damages and attorneys’ fees if we are found to willfully infringe such patents, and we could be precluded from commercializing any product candidates that were ultimately held to infringe such patents, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Such licenses may not be available on commercially reasonable terms or at all.

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

We also cannot predict changes resulting from the 2024 U.S. election and resulting changes in DHHS leadership, including potential changes that might impact funding for vaccine research and development, reimbursement for vaccines and their administration, vaccine mandates and recommendations, and public perception of vaccine importance. DHHS Secretary Robert F. Kennedy Jr. has indicated intentions to overhaul the membership of outside committees that advise the federal government on vaccine recommendations and other public health decisions. This effort may impact the ACIP, which is responsible for making recommendations on vaccine use in the United States and other panels advising the U.S. FDA. On February 20, 2025, the first meeting of the ACIP for the year was postponed. These changes and the posture of the current administration could delay ACIP decisions and other elements of the approval pathway, potentially impacting vaccine availability and recommendations.

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

We may use artificial intelligence (“AI”) in our business, and challenges with properly managing its use, as well as uncertainty regarding the legal and regulatory landscape surrounding the use of AI, could result in reputational harm, competitive harm and legal liability, and adversely affect our business.

We utilize AI, data analytics, machine learning and similar tools and technologies in connection with our business in a limited capacity, and these applications may increase over time. However, there are risks involved in utilizing AI and no assurance can be provided that our use will enhance our business or operations or result in our business or operations being more efficient or profitable. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable. If the AI solutions that we use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business, operating results and financial conditions. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws, third-party intellectual property, privacy or other rights, or contracts to which we are a party. Further, we may jeopardize our intellectual property rights via over-zealous use of such new technologies by, for example, inputting our proprietary materials into a tool that uses all data included in it for further development or provision of its services to third parties.

In addition, regulation of AI is rapidly evolving as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity and data protection laws to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our use of AI if the legal frameworks are inconsistent across jurisdictions.

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

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators and consultants, despite our robust efforts to prevent such misconduct through sponsor oversight. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions, provide accurate information to the FDA, the EMA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with laws or regulations. For example, the government could clawback its grant funding from us if it is determined that we have not fully complied with the stipulations of a grant. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

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

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the European Union, the collection and use of personal data is governed by the provisions of the General Data Protection Regulation, or the GDPR, in addition to other applicable laws and regulations, which impose data privacy and security requirements on companies in relation to the processing of personal data of European Union data subjects. The GDPR, together with national legislation, regulations and guidelines of the European Union Member States and the United Kingdom governing the processing of personal data, impose strict obligations with respect to, and restrictions on, the collection, use, retention, protection, disclosure, transfer and processing of personal data. The GDPR imposes strict rules on the transfer of personal data to certain countries outside the European Economic Area, or EEA, including the United States. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. If we are unable to implement a valid mechanism for personal data transfers from the EEA, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from the EEA. The GDPR authorizes fines for certain violations of up to 4% of the total global annual turnover of the preceding financial year or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by data subjects. Separately, the GDPR was transposed into United Kingdom law (“UK GDPR”) as supplemented by the UK Data Protection Act 2018, which currently imposes the same obligations as the GDPR in most material respects. However, the UK GDPR will not automatically incorporate changes made to the GDPR going forward (which would need to be specifically incorporated by the UK Government), which creates a risk of two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. On June 28, 2021, the European Commission adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from European Union member states to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission reassesses and renews or extends that decision. Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with noncompliance. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

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

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even greater concentration of resources among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approvals for their products faster or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. For example, some of our competitors have already received approval from the FDA and other regulatory agencies for their mRNA-based COVID-19 vaccines. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors’ products. In addition, the availability of our competitors’ products could limit the demand and the prices we are able to charge for any products that we may develop and commercialize. Further, a growing number of our competitors are using AI in their research and development efforts, which could create a competitive advantage that we would find difficult to match.

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

We are subject to certain anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations.

We can face serious consequences for legal or regulatory violations. Among other matters, anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as “trade laws,” prohibit companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors and other collaborators from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of trade laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, intellectual property (including patents) and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents or collaborators, even if we do not explicitly authorize or have prior knowledge of any such activities.

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

Although limited in terms of magnitude due to ongoing losses incurred so far, we are subject to income taxes in Germany and other jurisdictions. We calculate and provide for income taxes in each tax jurisdiction in which we operate. Tax accounting often involves complex matters and judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are subject to ongoing tax audits in Germany. In the future, tax authorities may disagree with our judgments or may take increasingly aggressive positions with respect to the judgments we make. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax liabilities. However, our judgments might not be sustained as a result of these audits, and the amounts ultimately paid could be different from the amounts previously recorded. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. Increases in the tax rate in any of the jurisdictions in which we operate could have a negative impact on our profitability. In addition, changes in tax laws, treaties or regulations, or their interpretation or enforcement, may be unpredictable, particularly in less developed markets, and could become more stringent, which could materially adversely affect our tax position. Any of these occurrences could have a material adverse effect on our results of operations and financial condition.

On December 20, 2021, the OECD published the Global Anti-Base Erosion Model Rules, or the GloBE Rules, also known as Pillar II. The GloBE Rules aim to impose a global minimum tax of 15% on multinational enterprises with a revenue in excess of €750 million.

On December 15, 2022, the Council of the European Union adopted a legislative proposal for Pillar II, or the EU Pillar II Directive. The EU Pillar II Directive aims at consistently implementing among all 27 member states the GloBE Rules. EU Member States have to transpose the EU Pillar II Directive into their national laws and have to apply the Pillar II measures in respect of the fiscal years beginning on or after December 31, 2023. Germany has transposed the EU Pillar II Directive into its national legislation with effect from December 28, 2023 pursuant to the German Minimum Tax Act.

We do not yet meet the revenue threshold of €750 million for Pillar II but (i) should this threshold be reduced or (ii) should our revenue increase, then the application of Pillar II could have a material adverse effect on our business, financial position and results of operations. We will continue to monitor the impact of Pillar II going forward.

On January 20 2025, US President Trump issued an Executive Order stating that the OECD Global Tax Deal has no force and effect in the US absent congressional action, and directed the U.S. Department of Treasury to (i) investigate whether any non-U.S. countries are not in compliance with any U.S. tax treaty or have implemented or are likely to implement tax rules that are extraterritorial or disproportionately affect U.S. companies (which may include actions or taxes imposed under Pillar Two) and (ii) develop options for “protective measures” in response to any such noncompliance or tax rules. It is unclear what implications this will have for work in the Inclusive Framework on Pillar II Administrative Guidance and other technical matters, as well as legislative activity related to Pillar II implementation in relevant countries.

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

As of December 31, 2024, we had 386,250,000 authorized common shares, of which 224,338,257 shares were outstanding. In addition, 33,650,739 common shares were reserved for issuance pursuant to our equity incentive plans. The availability of substantial amounts of our common shares resulting from the exercise or settlement of equity awards outstanding under our equity incentive plans, which would be dilutive to existing stockholders, and become available for sale in the market, could adversely affect the prevailing market price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

We have broad discretion in the use of our cash on hand and may invest or spend it in ways with which you do not agree and in ways that may not yield a return on your investment.

As of December 31, 2024, we had cash and cash equivalents amounting to € 482 million. Our management will have broad discretion in the use of such cash and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. You will not have the opportunity to influence our decisions on how to use our cash on hand. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending its use, we may invest our cash on hand in a manner that does not produce income or that loses value.

Concentration of ownership by our principal shareholders may conflict with your interest and may prevent you from influencing significant corporate decisions.

As of March 15, 2025, our principal shareholder, dievini Hopp BioTech holding GmbH & Co. KG, or dievini, and its related parties, beneficially owned approximately 37% of our common shares and Kreditanstalt für Wiederaufbau, or KfW, beneficially owns approximately 13% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.”

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

We may be required to redeem for cash all, or to facilitate the purchase by a third-party of all, the shares of us held by the Gates Foundation as per the date of the ISA if we default under the Global Access Agreement, which could have an adverse impact on us and limit our ability to make distributions to our shareholders.

We entered into a Global Access Agreement with our shareholder, the Gates Foundation, in February 2015 pursuant to which we are required to take certain actions to support the Gates Foundation’s mission. In the event that we commit a material breach of the Global Access Agreement or certain provisions of the ISA, following a cure period, we may be required to redeem for cash all, or to facilitate the purchase by a third-party of all, the shares of our company held by the Gates Foundation as per the date of the ISA at certain terms that may not be favorable to us. If this occurs, cash used for this purpose may adversely affect our liquidity, cause us to reduce expenditures in other areas of our business, or curtail our growth plans. If we do not have sufficient cash on hand to purchase the shares, we would have to seek financing alternatives in order to meet our obligations, and there is no certainty that financing would be available on reasonable terms or at all. For the period that we are unable to redeem the shares held by the Gates Foundation or arrange for a third-party to purchase such shares, we will generally not be allowed to pay dividends, redeem the shares of any other shareholder or otherwise make any other distribution to any of our shareholders in connection with their shares. Therefore, meeting this purchase obligation, if necessary, could have a material adverse effect on our business and financial results. For more information on the Gates Foundation’s withdrawal rights, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Investment and Shareholders’ Agreement.”

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

We may become subject to the Dutch large company regime, which would affect our governance structure, including how the members of our management board and our supervisory board are appointed and removed.

We may become subject to the large company regime (structuurregime) under Dutch law if we have filed a statement with the Dutch trade register for a consecutive period of three years stating that (i) according to our balance sheet with explanatory notes, our issued share capital together with our reserves amounts to at least € 16 million, (ii) we, or any of our dependent companies (as defined by Dutch law), has established a Dutch works council pursuant to a statutory requirement under Dutch law and (iii) we and our dependent companies (as defined by Dutch law) together regularly employ at least 100 employees in the Netherlands. If we become subject to this large company regime, this would affect the governance structure of our company. Among other matters, our managing directors would then be appointed by our supervisory board (instead of the general meeting) and certain nomination rights (including for our Dutch works council) would apply to the appointment of our supervisory directors. We have never filed a statement that we meet the criteria of the structure regime and do not expect to qualify under this regime for at least the next three years.

Dutch and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

We are subject to Dutch insolvency laws in the event any insolvency proceedings are initiated against us, including, among other laws and regulations, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Should a court in another Member State of the European Union determine that our center of main interests (COMI) is situated in that Member State, the courts in that Member State will in principle have jurisdiction over the insolvency proceedings initiated against us and the insolvency laws of that Member State will in principle apply to us, in accordance with and subject to such Regulation and the rules promulgated thereunder. Insolvency laws in the Netherlands or the relevant other Member State of the European Union, as applicable, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation or restructuring under U.S. insolvency laws.

Although we do not believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for our 2024 taxable year, we may be a PFIC for 2025 or one or more future taxable years. A U.S. holder of common shares may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will generally be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain nonactive rents and royalties, and capital gains. The value of a non-U.S. corporation’s goodwill that is associated with activities that produce or are intended to produce active income is generally an active asset for purposes of the asset test unless, for U.S. federal income tax purposes, the non-U.S. corporation is a “controlled foreign corporation,” or a CFC, that is not publicly traded “for the taxable year.” If a non-U.S. corporation is a CFC that is not publicly traded for the taxable year, its PFIC status under the asset test is determined by using the U.S. tax basis of its assets rather than their fair market value and therefore the market value of its goodwill is generally disregarded. Generally, a non-U.S. corporation is a CFC if more than 50% of its shares’ voting power or value is owned, directly, indirectly or constructively, by “United States shareholders” (as defined in Section 951(b) of the Code). Although it is not certain, we may be or may have been a CFC in the 2024 taxable year. However, under Treasury regulations promulgated in 2020, the fair market value of our assets (including goodwill) can be used for purposes of the asset test provided that (i) we are publicly traded on the majority of days during our taxable year or (ii) we would not be a CFC if certain constructive ownership rules were not applied. We believe, and the remainder of this discussion assumes, that we are eligible to use the fair market value of our assets for purposes of the asset test for our 2024 taxable year.

Based on the composition of our income and assets during 2024, we do not believe that we were a PFIC for our 2024 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS,” will agree with our conclusion. Whether we will be a PFIC in 2025 or any future year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate nonpassive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2025 or any future taxable year.

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

As of December 31, 2024, there are NOLs available for the German entities of CureVac for German corporate income tax purposes of €1,586 million: €1,182 million for CureVac SE, €385 million for CureVac Manufacturing GmbH, €15 million for CureVac N.V., €2 million for CureVac Corporate Services GmbH and a NOL for CureVac Netherlands B.V. for Dutch Corporate income tax of €1 million. For German entities there are NOLs for German trade tax purposes of €1,589 million: €1,192 million for CureVac SE, €378 million for CureVac Manufacturing GmbH, €1 million for CureVac Corporate Services GmbH and €18 million for CureVac N.V. available as of December 31, 2024. Due to a profit transfer agreement signed in 2024 between CureVac SE and CureVac Manufacturing GmbH, the NOLs from CureVac Manufacturing GmbH are frozen for 5 years.

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

A competent Dutch court may deny the recognition and enforcement of punitive damages or other awards. Moreover, a competent Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Finally, there may be other specific instances, including pursuant to anti-boycott rules and regulations, where Dutch law prohibits the recognition and enforcement of a United States judgment. Thus, United States investors may not be able, or experience difficulty, to enforce a judgment obtained in a United States court against us or our officers.

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

The ability for our shareholders to alter the members of our management board or supervisory board may be limited by the Dutch cooling-off period in face of shareholder activism or hostile take-over.

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

We have identified material weaknesses in our internal control over financial reporting to i) inadequate maintenance of general information technology controls related to segregation of duties over user access to our accounting system that is critical to the Company’s financial reporting process; and (ii) lack of sufficiently trained personnel within the organization with expertise, responsibility and accountability for the design, effective operation, and documentation of internal control over financial reporting which, if not remediated appropriately or timely, could result in loss of investor confidence and adversely impact our stock price. If we are unable to remediate the material weakness, or if other material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

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

We reported in our Annual Report 20-F for the year ended December 31, 2023, a material weakness in internal control over financial reporting primarily related to (i) a lack of sufficient accounting and supervisory personnel, (ii) a lack of an appropriate level of technical accounting training, and (iii) a lack of consistent performance of controls over financial reporting.

Our management has concluded, based on its evaluation and in connection with preparing the consolidated financial statements included in Item 18, that our internal control over financial reporting was not effective as of December 31, 2024 due to material weaknesses with regards to i) inadequate maintenance of general information technology controls related to segregation of duties over user access to our accounting system that is critical to the Company’s financial reporting process; and (ii) lack of sufficiently trained personnel within the organization with expertise, responsibility and accountability for the design, effective operation, and documentation of internal control over financial reporting. This resulted in (a) the inadequate design and documentation of management review controls to sufficiently address the appropriate level of precision used in the design, performance and documentation of such controls; (b) the failure to design and maintain effective controls over the review, approval, and documentation of manual journal entries; and (c) a lack of consistent performance of controls over financial reporting. While we are working to remediate the weaknesses as quickly and efficiently as possible, we cannot at this time provide an estimate of the time frame we expect in connection with implementing our plan to remediate this material weakness. These remediation measures may be time consuming, costly and might place significant demands on our financial and operational resources. If we are unable to remediate the material weaknesses, or are otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, result in material misstatements in our financial statements that could require a restatement of financial statements, negatively affect investor confidence in our financial statements and adversely impact our stock price.

Notwithstanding the material weaknesses identified as of December 31, 2024, we have concluded that the financial statements and other financial information included in this Annual Report on Form 20-F, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented.

Management is committed to enhancing our internal control environment and remediating these material weaknesses as soon as possible. During 2024, management made progress in remediating previously identified material weakness related to “lack of appropriate level of technical accounting training” and the “lack of sufficient accounting and supervisory personnel” by conducting internal trainings and engaging third parties to support accounting for non-routine transactions and income taxes. Even though management successfully implemented the IT functionality for segregation of duties related to manual journal entries and purchase order approval to remediate the material weakness identified in 2022, management concluded the process-level automated and manual controls that are dependent upon general IT controls over user access to our accounting system were also ineffective.

Our management has and continues to take measures to remediate this material weakness, as discussed in more detail under “Item 15. Controls and Procedures” of this Report and is committed to continue investing significant time and resources and taking actions to remediate the material weakness include (i) continuing to conduct training sessions for our staff focused on sufficiently address their roles and responsibilities as well as overall ICFR knowledge and understanding for properly designing and documenting our internal controls including management review controls considering PCAOB’s Staff Audit Practice Alert No. 11 (SAPA 11) criteria as well as the completeness and accuracy of the information we use to support our financial reporting; (ii) introducing an accountability framework including performance measures and metrics to hold individuals accountable for proper execution of internal controls; (iii) designing, implementing and maintaining additional controls over manual journal entries; (iv) conducting an analysis evaluating identified segregation of duties, conflicts and critical access to be resolved or addressed by enhancing controls over user access monitoring controls to enforce appropriate system access and segregation of duties; and (v) engaging third parties, as required, to assist with technical expertise, integration and streamlining of process-level controls. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses, and result in material misstatements in our financial statements that could result in a restatement of financial statements.

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

There are rapid and ongoing developments and changing expectations relating to ESG matters and factors such as the impact of our operations on the environment, corporate governance, management of business ethics, human rights diligence in our supply chain, and human resource development, which may result in increased regulatory, social or other scrutiny on us. Regarding climate risks, we are expected to address climate risks due to our own contribution to climate change (inside-out perspective), risks due to physical effects of climate change as well as transition risks (outside-in perspective), and interactions between both perspectives (“dual materiality”). If we are unable to adequately recognize and respond to such developments and governmental, societal, investor and NGO expectations relating to such ESG matters, we may miss corporate opportunities, become subject to additional scrutiny, incur unexpected costs or experience damage to our reputation or our various brands. If any of these events were to occur, there may be a material adverse effect on our business, financial condition, cash flows and results of operations and the market value of our common shares may decline. We have observed that in addition to the importance of their financial performance, companies are increasingly being judged by their performance on ESG matters. A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. We may not comply with some or all of the standards or best practices put forth by such organizations or by governmental or regulatory bodies. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time. We are committed to taking actions to manage ESG - related risks. Therefore, in 2023, we initiated a project focused on addressing ESG - related matters based on relevant legal requirements, including a double materiality analysis.

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

On April 7, 2020, CureVac B.V. was incorporated under the laws of the Netherlands and became the holding company of CureVac AG in connection with our initial public offering on August 14, 2020, as part of a corporate reorganization (the “Corporate Reorganization”), in which the legal form of CureVac B.V. was converted from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public company (naamloze vennootschap), and the articles of association of CureVac N.V. became effective. Following the Corporate Reorganization, CureVac N.V. became the holding company of CureVac AG. On September 26, 2022, CureVac AG entered into a plan of merger with CureVac Beteiligungsverwaltungs AG, with CureVac SE as the surviving entity and both CureVac AG and CureVac Beteiligungsverwaltungs AG as disappearing entities. The historical consolidated financial statements of CureVac AG became part of the historical consolidated financial statements of CureVac N.V. Our legal and commercial name is CureVac N.V.

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

Organizational Restructuring

Following a comprehensive operational assessment in 2023, we have implemented in 2024 an organizational restructuring to focus our resources on high-value mRNA opportunities in oncology, infectious diseases and other select areas of substantial unmet medical needs. The ongoing redesign includes the streamlining of our structures and reduction of operating costs across most areas of our business. It is being tailored to our business scope and pipeline priorities, with the aim of significantly increasing efficiency and performance to create a leaner, more agile organization with a strong focus on technology innovation, research and development.

Our restructuring was initiated in April 2024 with a voluntary leaver program, to reduce approximately 150 positions. The 2024 GSK Agreement, as further described in “Item 4. Information on the Company — B. Business Overview — Collaborations,” including an upfront payment of €400 million and up to €1.05 billion in milestones plus tiered royalties, provided substantial financing and allowed us to further streamline our operations. A second voluntary leaver program was initiated in August 2024 for an overall workforce reduction of approximately 30% in 2024. As a result of the restructuring, we expect operational expenses to decrease by more than 30% from 2025 onward, including a decrease in personnel costs of approximately €25 million as compared to 2024, adjusted for restructuring costs.

Prophylactic Vaccines

In prophylactic vaccines, we are advancing our second-generation mRNA backbone in proprietary non-respiratory infectious disease programs targeting viral, bacterial and fungal infections such as uropathogenic E. coli in urinary tract infections. The IP related to the development, manufacturing and commercialization of mRNA vaccines targeting influenza and COVID-19 (SARS-CoV-2) as well as influenza/COVID-19 combinations was licensed to GSK under the restructuring of our previous collaboration with GSK into the 2024 GSK Agreement, as further described in “Item 4. Information on the Company — B. Business Overview — Collaborations.”

Our improved second-generation mRNA backbone features targeted optimizations designed to improve intracellular mRNA stability and translation for increased and extended protein expression. These optimizations potentially allow for strong and early immune responses at low doses. This supports the development of multivalent vaccines as well as combination vaccines against different diseases.

Uropathogenic Escherichia Coli (UPEC) in urinary tract infections

In November 2024, we announced the initiation of a new program to address urinary tract infections (UTIs), which are among the world’s most common bacterial infections. UTIs are most commonly caused by uropathogenic Escherichia coli (UPEC) bacteria, which can enter the urinary tract, invade and colonize bladder and kidney tissues. These infections can lead to complications such as kidney damage and urosepsis. UTIs lead to approximately 8-10 million doctor office visits and 1-3 million emergency department visits per year in the U.S. alone.

mRNA technology is ideally suited for developing prophylactic vaccines against bacterial targets like UPEC due to its ability to target specific disease antigens and flexibly combine multiple antigens. We have conducted preclinical studies with several UPEC vaccine candidates and selected a lead candidate for further preclinical testing. The promising data, which compares favorably to recombinant protein-based vaccines, was presented at the 12th international mRNA Health Conference in November 2024. The studies assessed two mRNA vaccine candidates encoding FimH, a highly conserved antigen facilitating UPEC adhesion to bladder epithelial cells, in mouse and rat models. One of the candidates applied a unique technology that leads to the in vivo self-assembly of a FimH ferritin nanoparticle expected to result in improved immunogenicity. Both candidates induced high levels of binding antibodies in serum and urine, correlating with high serum functional antibodies, and showed strong induction of antigen-specific CD8+ and CD4+ T-cells. Additionally, both vaccine candidates demonstrated superior immunogenicity compared to protein-based comparator vaccines. Among the two mRNA vaccine candidates, the candidate encoding the FimH ferritin nanoparticle demonstrated higher immunogenicity and has been selected for continued development. Based on these encouraging preclinical results, we expect to file an Investigational New Drug (IND) application in the second half of 2025, aiming to initiate a Phase 1 study in the first half of 2026.

Infectious disease programs licensed to GSK – COVID-19

Under the terms of the 2024 GSK Agreement, GSK has assumed full control of developing, manufacturing and commercializing mRNA vaccines targeting relevant SARS-CoV-2 variants.

A Phase 2 study was initiated in August 2023 to assess the safety and immune response of different single booster doses of the investigational COVID-19 mRNA vaccines CV0601 and CV0701 based on CureVac’s proprietary second-generation mRNA backbone. The monovalent mRNA vaccine candidate, CV0601, encodes the Omicron BA.4-5 variant; the bivalent candidate, CV0701, encodes the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. The study, which was conducted in the U.S. and Australia, was completed in August 2024. On January 5, 2024, CureVac announced positive data from a formal interim analysis of the COVID-19 vaccine candidates in direct comparison to a licensed bivalent mRNA-based COVID-19 comparator vaccine.

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

Infectious disease programs licensed to GSK – Influenza

Under the terms of the 2024 GSK Agreement, GSK has assumed full control of developing, manufacturing and commercializing mRNA vaccines targeting influenza, currently covering seasonal influenza, avian influenza and influenza/COVID-19 combinations.

A Phase 2 study in seasonal influenza was initiated in May 2024 to assess targeted optimizations for improved immune responses against the relevant influenza B strain of a modified, multivalent vaccine candidate, encoding antigens matched to all three WHO-recommended flu strains. The study is being conducted in the U.S. On September 12, 2024, we announced that GSK has reported positive Phase 2 headline data from the study. According to GSK, the data demonstrated positive immune responses against influenza A and B strains compared to the current criteria in the tested age groups of older and younger adults. The interim data further suggests the tested vaccine candidate has an acceptable safety and reactogenicity profile. In February 2025, GSK confirmed that the seasonal influenza program is in preparation to progress to Phase 3.

A Phase 2 of a combined Phase 1/2 study in avian influenza to assess the safety, reactogenicity and immunogenicity of a monovalent pre-pandemic vaccine candidate encoding an influenza A H5-antigen was reported in August 2024, when we announced the achievement of a €10 million milestone payment in the context of the successful transition to Phase 2 of the study. The study is being conducted in the U.S.

A Phase 1 of a combined Phase 1/2 study to assess the safety, reactogenicity and immunogenicity of a seasonal influenza/COVID-19 combination vaccine was initiated in November 2024. The study is being conducted in the U.S.

Oncology

We aim to create breakthrough treatment options for earlier settings of multiple solid tumor types and selected hematological malignancies strengthening our clinical development pipeline following two complementary approaches: (1) off-the-shelf cancer precision immunotherapies targeting tumor antigens shared across different patient populations and/or tumor types and (2) fully personalized cancer precision immunotherapies based on a patient’s individual tumor genomic profile.

Developing new cancer precision immunotherapy candidates is characterized by similar but more complex medical challenges as in infectious diseases, including selection and accessibility of cancer-relevant antigens, enhancing antigen-induced immune activation, and triggering immune responses led by a strong induction of tumor-killing T cells as well as overcoming an immunosuppressive tumor microenvironment and establishing cancer-specific immune memory. A key component to deliver on the development of new cancer precision immunotherapies is the build-up of a powerful antigen discovery engine. Our inhouse antigen discovery capabilities include a proprietary technology platform, which has the potential to identify a broad panel of neoantigens and tumor-associated antigens including novel classes of antigens that go beyond conventional approaches. This could strongly increase the likelihood of developing highly effective cancer precision immunotherapies that activate the human immune system against cancer.

The field of immunotherapy has advanced with the progression of available technologies, such as next-generation sequencing. Conventional approaches to identify cancer-relevant genomic alterations have so far focused on analyzing the exome, the protein-coding part of the genome, which represents only about 1.5% of the total genetic information. More recently, breakthrough developments in sequencing capacity have enabled the extraction of vastly larger amounts of data that allows us to utilize the remaining 98.5% of genetic information.

Our technology is based on whole-genome-sequencing combined with short as well as long-read RNA sequencing to map the full inventory of genomic changes in tumor cells. More specifically, downstream of the sequencing, a software package integrates all the data to retrieve the exact changes in the DNA of the tumor cells compared to healthy cells. Correlation of this data with changes in the RNA transcription of the tumor results in the discovery of entirely new and potentially immunogenic tumor antigens that we plan to test as targets for a portfolio of new cancer precision immunotherapy candidates. These new antigens are expected to possess exclusive cancer specificity as they are uniquely expressed in the tumor and not in most healthy tissues. In their highly selective nature, these antigens are expected to raise stronger immune responses than antigens derived from exome-based conventional approaches.

To further support identification of promising antigens for new mRNA cancer precision immunotherapy candidates and gaining access to further state-of-the-art antigen discovery technologies, we partnered with Belgium-based immunotherapy company myNEO Therapeutics (“myNEO”) in May 2022. Together with myNEO, we are identifying specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. myNEO utilizes a broad range of underlying genomic alterations to identify constantly emerging, novel classes of antigens of defined tumor types. Incorporating new ranking methodologies based on tumor cell antigen processing and presentation is expected to allow for selection of antigens with the highest confidence of success for potential clinical testing. In November 2023, both companies announced that CureVac exercised two exclusive options on selected sets of potential cancer precision immunotherapy shared antigen targets. The shared antigen targets identified by my NEO within the collaboration demonstrated promising immunogenicity in undisclosed preclinical studies.

We recently extended our capabilities in oncology with a co-development and licensing agreement with The University of Texas MD Anderson Cancer Center, or the MDACC, announced on April 16, 2024. The collaboration creates strong synergies between CureVac’s unique end-to-end capabilities for cancer antigen discovery, mRNA design, and manufacturing and the MDACC’s expertise in cancer antigen discovery and validation, translational drug development, and clinical research. The focus of the collaboration is on the development of differentiated cancer precision immunotherapy candidates in selected hematological and solid tumor indications with high unmet medical need. Identification of differentiated cancer antigens will be followed by joint preclinical validation of the highest-quality cancer antigens and selection of the most promising clinical-lead candidates for conducting initial Phase 1/2 studies in appropriate clinical indications.

Under the collaboration agreement with the MDACC, we are granted an exclusive, fee-bearing, sublicensable license under certain intellectual property to develop, manufacture and commercialize (i) products containing certain RNA-based cancer precision immunotherapy candidate(s) developed under the agreement, or the MDACC Program Products, for any and all uses for cancer in humans throughout the world and (ii) certain other products that target one or more antigens identified under the agreement throughout the world and M.D. Anderson is granted an exclusive, fee-bearing, sublicensable license under certain intellectual property jointly created under the agreement to develop, manufacture and commercialize certain non-MDACC Program Products that target one or more antigens identified under the agreement throughout the world.

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

Investigational cancer precision immunotherapy CVGBM for surgically resected glioblastoma

To assess the safety and immunogenicity of our second-generation backbone in an oncology setting, we initiated a Phase 1 study in patients with newly diagnosed surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma in June 2023. The open-label study evaluates the safety and tolerability of CVGBM, a cancer precision immunotherapy candidate featuring a single unmodified mRNA encoding eight segments derived from four known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. On April 24, 2024, we announced that the dose-escalation Part A of the study completed recruitment of all four dose levels with 16 patients in total. Following review of the safety data, the Data Safety Monitoring Board (DSMB) confirmed no dose limiting toxicities and gave a dose recommendation for 100 µg for the dose-confirmation Part B of the study, which started enrollment in August 2024. Enrollment of an additional 20 patients for Part B was completed in the first quarter of 2025.

Preliminary clinical data from the dose-escalation Part A was presented in September 2024, at the European Society for Medical Oncology (ESMO) Congress and in November 2024 at the Society for Immunotherapy of Cancer (SITC) and the Society for Neuro-Oncology (SNO) Congresses. Preliminary immunogenicity results from Part A demonstrated that treatment with CVGBM-only following surgical resection and chemo-radiation therapy successfully induced cancer antigen-specific T-cell responses in 77% of 13 evaluable patients. Most notably, 84% of these immune responses were generated de novo, inducing T-cell activity in patients without prior immunity to the encoded antigens. Among responding patients, 69% showed CD8+ responses, 31% had CD4+ responses, and 23% had both. 67% of responding patients showed immune responses against multiple antigens. At the recommended 100 µg dose for the expansion part of the study, the majority of responses were sustainable over a 99-day monitoring period. Induction of cellular responses was accompanied by systemic cytokine and chemokine activation, indicating innate immune response activation.

The treatment was overall well tolerated, with no dose-limiting toxicities up to the highest dose of 100 µg. 91% of treatment-related adverse events (TRAEs) were mild to moderate systemic reactions characteristic of mRNA-based therapeutics, resolving within 1-2 days post-injection. Seven patients reported nine severe TRAEs, including four serious adverse events; no grade 4 or 5 adverse events occurred.

The dose-expansion Part B of the study is ongoing at the recommended 100 µg dose. Initial data and a decision on advancing the program to Phase 2 are expected in the second half of 2025.

The multiepitope design of CVGBM was supported by preclinical studies assessing the potency of a multiepitope mRNA cancer precision immunotherapy construct targeting tumors in a murine melanoma model. The data was presented at the International mRNA Health Conference in November 2023. The preclinical mRNA construct encoding ten epitopes derived from the murine B.16.F10 melanoma cell line was tested in mice. The study applied three 5 µg doses of LNP-formulated B.16 mRNA, administered intramuscularly at weekly intervals. Data obtained on day 21 confirmed prominent induction of CD8+ and CD4+ T cell responses recognizing epitopes across the full multiepitope construct. Median survival of the animals increased to 30.9 days for treated mice compared to 23.2 days for a group vaccinated with formulated control mRNA.

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

Investigational cancer precision immunotherapy for squamous non-small cell lung cancer (sqNSCLC)

We are extending our off-the-shelf cancer precision immunotherapy pipeline and have announced selection of a clinical candidate for a new shared-antigen cancer precision immunotherapy program targeting squamous non-small cell lung cancer (sqNSCLC) in November 2024. sqNSCLC represents approximately 20-30% of all NSCLC cases, being a more aggressive form of NSCLC with high unmet medical need. Based on the high prevalence of shared antigens in sqNSCLC, the indication is expected to allow for an effective off-the-shelf mRNA cancer precision immunotherapy design. The selected clinical candidate encodes four established antigens, lying outside of the conventional exome space, identified under the CureVac/myNEO Therapeutics collaboration, applying myNEO Therapeutic’s advanced AI-powered technology platform. All four novel antigens were identified outside the exome. Investigational New Drug (IND) and Clinical Trial Application (CTA) submissions were filed in the first quarter of 2025.

Molecular Therapy

The core principle of mRNA therapeutics lies in their ability to deliver genetic instructions directly to cells, enabling the production of therapeutic proteins within the body. Correspondingly, one of the primary applications of mRNA therapeutics is in the treatment of genetic disorders. By delivering mRNA encoding for functional proteins, we believe it is possible to replace or supplement defective or missing proteins in patients with genetic diseases. This approach has shown promise in preclinical studies for conditions such as cystic fibrosis, muscular dystrophy, and certain metabolic disorders. The flexibility of mRNA technology allows for the rapid development of personalized therapies. By tailoring the mRNA sequence to the specific genetic profile of a patient, we believe it is possible to create individualized treatments that are more effective and have fewer side effects. This personalized approach is expected to be particularly valuable in the treatment of rare diseases, where traditional drug development may not be feasible due to the small patient population.

Our development efforts for molecular therapeutics focus on delivering optimized mRNAs to stimulate the production of therapeutic proteins. Utilizing our technology, we can instruct human cells to produce or secrete specific proteins in the nucleus, cytoplasm, cellular organelles or cell membrane.

In 2024, we concluded our work across eye disorders in collaboration with the Schepens Eye Research Institute and terminated our collaboration with Genmab for the delivery of delivering therapeutic antibodies. Data from the collaboration on eye disorders were published in Science Translational Medicine on November 27, 2024. We are currently advancing undisclosed programs at the discovery study level. Our approach seeks to mitigate clinical and developmental risk across multiple levels to advance and expand our product portfolio. We have made advances in utilizing the potential of our technology platform through rational disease selection. We consider a number of factors in our disease selection process including unmet medical need, scientific rationale, immune response, duration of expression, dosing requirements, delivery, and targeted tissue types, among other factors. Our programs target the underlying modes of action of the disease that play a critical role in the pathology of the disease. In contrast to diseases that require an active immune response and transient expression of mRNA (such as prophylactic vaccines and cancer precision immunotherapies), molecular therapeutics require an immune silent approach (such as protein delivery) and higher doses as well as repeated dosing and longer expression of the protein. We believe these immune silent indications are also amenable to localized delivery using a lipid nanoparticle, or LNP, delivery system.

Technical Operations

We consider our technical, process and analytical development capabilities as well as our manufacturing, quality and supply chain expertise key enablers to develop the next generation of transformative medicines. Our inhouse manufacturing facilities encompass non-GMP supplies, a scalable GMP manufacturing platform and the RNA Printer® to enable the supply of personalized cancer precision immunotherapies. We consider our manufacturing process an important part of our strategy that allows us to match our flexible and continuously improving our mRNA technology and maintain flexibility to support our clinical development programs. The close interaction of our manufacturing, technical development and research teams enables us to rapidly implement innovations and robustness to the manufacturing process. We strive to control the critical steps of manufacturing in-house and collaborating with contract manufacturing organizations where required, both of which are aimed to allow us to drive innovation and to maintain flexibility.

All of our mRNA-based active ingredients for various fields of application originate from a common technology platform and are based on common source materials. This enables us to produce all mRNA therapies using a platform process concept. Given the differences in the encoded protein only require alterations of the sequence of the mRNA molecule, leaving its characteristics largely unaffected, we can use the same mRNA production strategy applying the same unit operations for diverse products. We believe that this allows us to save time and reduce costs compared to other manufacturing processes. Our approach is designed to support a seamless production concept based on our experience and know-how in mRNA manufacturing.

The RNA Printer®

In addition to our GMP manufacturing facilities, we have developed a novel downsized, integrated, and highly automated process for manufacturing of mRNA vaccines and therapeutics, which we refer to as The RNA Printer®. The RNA Printer® is CureVac’s automated end-to-end manufacturing solution for GMP-grade mRNA vaccines and therapeutics and an integral part of our oncology strategy. The fully synthetic production process allows rapid manufacturing of products and offer reproducibility and high standardization. It includes automated cleaning and sanitization in place procedures and continuous process verification. The current setup covers DNA and RNA production for automated downstream and upstream production up to mRNA drug substance and its formulation in lipid nanoparticles. Designed for small-scale quantities, the automated GMP-grade output of The RNA Printer® is designed to open avenues for personalized mRNA-based cancer therapies. The system has successfully achieved regulatory milestones by obtaining a manufacturing license for an mRNA construct in our cancer precision immunotherapy development programs in November 2023 and a drug substance framework manufacturing license for greater regulatory freedom and flexibility to manufacture different mRNA vaccine candidates in December 2023. An updated manufacturing license covering new mRNA constructs in our oncology development programs was obtained in July 2024.

Financial Position

Our capital expenditures for 2024, 2023, and 2022 amounted to €14.9 million, € 57.8 million, and € 101.6 million, respectively. These expenditures were primarily for equipment and intangibles used in our research and development activities, as well as for the development of a GMP production process on a large scale (mMC).

To date, our revenues have consisted of upfront licensing payments, product sales, and compensation for research and development services, the majority of which relate to our license and collaboration agreements. For the years ended December 31, 2024, 2023, and 2022, € 535.2 million, € 53.8 million, and € 67.4 million, respectively, or 100%, of our total revenue, in each respective year, was derived through our collaborations. Since our founding in 2000, we have raised € 1.94 billion in gross proceeds from equity financings.

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of our license and collaboration partner:

	2022	2023	2024
North America	—%	—%	—%
Europe	100.0%	100.0%	100.0%
Rest of the World	—%	—%	—%

Intellectual Property Rights

We have built an intellectual property portfolio in the United States, Europe, and other major geographies. As of February 28, 2025, we own approximately 619 issued patents worldwide, including 119 issued U.S. patents, 36 issued European patents (which have been validated in various European countries resulting in a total of approximately 368 national patents in European countries) and including two European patents with unitary effect, one German national patent, and 132 issued patents in other foreign countries, 96 pending U.S. patent applications, 71 pending European patent applications, 184 pending patent applications in other foreign countries, and 16 pending PCT patent applications. Our patent portfolio includes claims relating to our RNA technology platform, our proprietary LNP technology, and our UPEC and oncology product candidates.

Employees

We are led by a team of experts with extensive experience in the biopharmaceutical industry, including in nucleic acid therapy, oncology, rare and infectious diseases, and antibodies. Our management team as well as our supervisory board members have broad expertise in the clinical, regulatory, and commercialization aspects of prophylactic vaccines, oncology and molecular therapy, as well as in drug development, process development, and manufacturing for mRNA therapies. As the result of our organic growth, our workforce has increased from an approximate average workforce of 440 in fiscal 2019 to 1,088 as of December 31, 2024, including 245 employees with advanced scientific degrees.

Our Product Portfolio

Our differentiated mRNA technology platform is designed to address a broad range of diseases across therapeutic areas. Given the strengths of our platform, the broad potential of mRNA-based medicines and our rational approach to disease selection, we have chosen to leverage our platform to initially focus on advancing our product candidates in the areas of prophylactic vaccines, oncology and molecular therapy.

Our lead programs include:

●	Our shared antigen cancer precision immunotherapy candidate CVGBM is tested in patients with surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. It applies our second-generation mRNA backbone and unmodified mRNA. It encodes eight segments derived from four known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. A Phase 1 study was initiated in June 2023. The dose-escalation Part A of the study provided promising safety and immunogenicity data reported at scientific conferences in September and November 2024. The dose-expansion Part B of the study started enrollment in August 2024 and was completed in the first quarter of 2025 with an additional 20 patients. A Part B data readout and a decision on advancing the program to Phase 2 are expected in the second half of 2025.
●	Our shared antigen cancer precision immunotherapy candidate targeting squamous non-small cell lung cancer (sqNSCLC) applies our second-generation mRNA backbone and unmodified mRNA. It encodes four established antigens and four novel antigens identified by our proprietary antigen discovery technology. All four novel antigens were identified outside the exome. Investigational New Drug and Clinical Trial Application submissions were filed in the first quarter of 2025.
●	Our prophylactic vaccine lead candidate addresses urinary tract infections by targeting uropathogenic E. coli (UPEC) bacteria. The candidate applies our second-generation mRNA backbone and modified mRNA. It encodes FimH, a highly conserved bacterial protein considered crucial for adhesion of UPEC to bladder epithelial cells and applies a unique technology that leads to the in vivo self-assembly of a FimH protein nanoparticle. In preclinical studies, the vaccine candidate induced high levels of binding and functional antibodies as well as antigen-specific T-cells, demonstrating superior immunogenicity compared to other mRNA vaccine candidates as well as protein-based comparator vaccines. We expect to file an Investigational New Drug application in the second half of 2025 to initiate a Phase 1 study in the first half of 2026.
●	Our vaccine candidates CV0601 (monovalent) and CV0701 (bivalent) against SARS-CoV-2, applying our second-generation mRNA backbone and modified mRNA. We initiated a Phase 2 study in August 2023, which provided positive interim results in January 2024. The study was completed in August 2024. Under the terms of the 2024 GSK Agreement, GSK has assumed full control of developing, manufacturing and commercializing mRNA vaccines targeting relevant SARS-CoV-2 variants.
●	Our multivalent vaccine candidate against influenza, applying our second-generation mRNA backbone and modified mRNA. We initiated a combined Phase 1/2 study in May 2023 testing a comprehensive series of multivalent vaccine candidates. A Phase 2 was initiated in May 2024 to assess targeted optimizations for improved immune responses against the relevant influenza B strain of a modified, multivalent vaccine candidate, encoding antigens matched to all three WHO-recommended flu strains. On September 12, 2024, we announced that GSK has reported positive Phase 2 headline data from the study. Under the terms of the 2024 GSK Agreement, GSK has assumed full control of developing, manufacturing and commercializing mRNA vaccines targeting influenza. GSK confirmed that the program is expected to progress to Phase 3.

Our key partnered programs include:

●	We have partnered with GSK for the development of COVID-19 vaccine candidates based on our second-generation mRNA backbone and vaccine candidates against other infectious diseases, including seasonal influenza and avian influenza. The collaboration was restructured into the 2024 GSK Agreement.
●	We have partnered with M.D. Anderson, creating strong synergies between CureVac’s unique end-to-end capabilities for cancer antigen discovery, mRNA design, and manufacturing and M.D. Anderson’s expertise in cancer antigen discovery and validation, translational drug development, and clinical research. The focus of the collaboration is on the development of differentiated cancer precision immunotherapy candidates in selected hematological and solid tumor indications with high unmet medical need.
●	We have partnered with the immunotherapy company myNEO to identify specific antigens expressed in tumors for the development of novel mRNA-based cancer precision immunotherapy candidates. The partnership leverages myNEO’s biological datasets and integrated machine learning and bioinformatics platform to identify and validate specific tumor antigens predicted to elicit a strong immune response.

●	We have partnered with CRISPR Therapeutics for the development of novel Cas9 mRNA constructs for use in gene editing therapeutics, with improved properties such as increased potency, decreased duration of expression and reduced potential for immunogenicity. CRISPR Therapeutics has an exclusive license to the improved constructs in three of their in vivo gene editing programs.

*

For further details on our collaboration agreements, see “Business — Collaborations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Collaborations and Related License Agreements.”

Our Strengths

We are developing a broad portfolio of product candidates currently in discovery, preclinical or clinical development stages that we believe position us at the forefront of targeted mRNA medicines. Our key strengths include:

●	We have a differentiated mRNA technology platform that has the potential to address a wide range of diseases. As the pioneers in the field of mRNA-based medicines, we have a deep understanding of mRNA biology, its interaction with the cellular translation machinery as well as the immune system. We have built our differentiated mRNA technology platform to incorporate these insights over the past 24 years. We optimize mRNA to preserve critical protein-RNA interactions. Given the potential advantages of the mRNA-based medicines over existing treatment modalities, such as potential for broad application, wide range of activity, flexibility, design versatility, transient expression and a single manufacturing process, we believe that we have the potential to address a broad range of diseases across multiple therapeutic areas. Our technology platform has been validated in clinical and preclinical studies in selected disease indications.
●	We have an optimized second-generation mRNA backbone, which catalyzes the expansion of our clinical development pipeline with a focus on prophylactic vaccines and oncology. Our proprietary second-generation mRNA backbone targets improved intracellular mRNA translation for increased and extended protein expression, resulting in early and strong immune responses. The second-generation mRNA backbone broadly spans unmodified and modified mRNA, as well as monovalent and multivalent vaccine formats to diversify and advance our product development pipeline. We aim to be at the forefront of delivering mRNA-based vaccines against a range of infectious diseases with high unmet medical need. At the same time, we are also broadening our foundation in oncology and are building a meaningful portfolio of cancer precision immunotherapy candidates based on the second-generation mRNA backbone in combination with promising new tumor antigens from our proprietary antigen discovery, which are predicted to elicit strong immune responses.

●	We have a broad portfolio of mRNA-based medicines in preclinical and clinical development stages being designed for efficacy, safety and protein expression at relatively low doses. The potential of our technology for strong immune activation in prophylactic vaccines at lower doses compared to licensed vaccines has been observed in multiple clinical studies. We have developed candidates based on our second-generation mRNA backbone, have conducted preclinical studies and initiated Phase 1 and Phase 2 trials in COVID-19 and influenza. In July 2024, the IP related to all COVID-19, influenza and COVID-19/influenza combination programs was fully licensed to GSK. In 2024, we have initiated a program for urinary tract infections targeting uropathogenic E. coli bacteria (UPEC). Preclinical studies have identified a lead candidate based on our second-generation mRNA backbone, encoding FimH, a bacterial protein considered crucial for adhesion of the bacteria to bladder tissue and biofilm formation. The candidate applies a unique technology that leads to the in vivo self-assembly of a FimH ferritin nanoparticle, which preclinically demonstrated improved immunogenicity.

In oncology, development of new cancer precision immunotherapy candidates is characterized by similar medical challenges as in infectious diseases, including identification of disease-relevant antigens, enhancement of antigen-specific immune activation and triggering immune responses led by a strong induction of tumor-killing T cells. Our cancer precision immunotherapy candidate CVGBM features a sophisticated multi-epitope design, encoding eight segments derived from four tumor-associated antigens on a single mRNA construct. It is currently tested in a Phase 1 study in patients with resected glioblastoma.

In the immune silent area molecular therapy, our approaches optimized for protein therapies have been evaluated in multiple preclinical disease models.

●	We have a strong clinical development pipeline driven by the technological advantages of our versatile second-generation mRNA backbone. In infectious diseases, we have leveraged our second-generation mRNA backbone to advance COVID-19 and flu vaccine candidates jointly developed with GSK. On January 5, 2024, we announced positive data from a formal interim analysis in the COVID-19 Phase 2 clinical study assessing the monovalent mRNA vaccine candidate, CV0601, encoding the Omicron BA.4-5 variant and the bivalent mRNA candidate, CV0701, encoding the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. The study was completed in August 2024. In seasonal influenza, we announced promising interim data on April 4, 2024, from the Phase 2 part of the combined Phase 1/2 study of a multivalent candidate, encoding antigens matched to all four WHO-recommended flu strains. An additional Phase 2 study in seasonal influenza was initiated in May 2024 to assess targeted optimizations for improved immune responses against the relevant influenza B strain. On September 12, 2024, we announced that GSK has reported positive headline data from this additional Phase 2 study. On April 24, 2024, we announced the start of a combined Phase 1/2 study in avian influenza (H5N1). On August 15, 2024, we announced the achievement of a €10 million milestone payment in the context of the successful transition of the avian influenza program to Phase 2 of the study. In November 2024 GSK initiated a combined Phase 1/2 study for a COVID-19/influenza combination vaccine. Under the terms of the 2024 GSK Agreement, our GSK collaboration was restructured with GSK assuming full control of all COVID-19, influenza and COVID-19/influenza combination development programs.

In oncology, we announced a new program in squamous non-small cell lung cancer in November 2024, which is expected to enter the clinic in the second half of 2025. Furthermore, we leverage our second-generation mRNA backbone in a Phase 1 study in patients with newly diagnosed resected glioblastoma, initiated in June 2023. The study evaluates the safety and tolerability of CVGBM, a cancer precision immunotherapy candidate featuring a single unmodified mRNA encoding eight segments derived from four known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. Clinical data from the dose-escalation Part A was presented in September 2024, at the European Society for Medical Oncology (ESMO) Congress and in November 2024 at the Society for Immunotherapy of Cancer (SITC) and the Society for Neuro-Oncology (SNO) Congresses. Preliminary immunogenicity results demonstrated that treatment with CVGBM-only following chemo-radiation therapy successfully induced cancer antigen-specific T-cell responses in 77% of 13 evaluable patients. Most notably, 84% of these immune responses were generated de novo, inducing T-cell activity in patients without prior immunity to the encoded antigens. Among responding patients, 69% showed CD8+ responses, 31% had CD4+ responses, and 23% had both. 67% of responding patients showed immune responses against multiple antigens. At the recommended 100 µg dose for the expansion part of the study, responses were sustainable over a 99-day monitoring period. Induction of cellular responses was accompanied by systemic cytokine and chemokine activation, indicating innate immune response activation. The treatment was well tolerated, with no dose-limiting toxicities up to the highest dose of 100 µg. 91% of treatment-related adverse events (TRAEs) were mild to moderate systemic reactions characteristic of mRNA-based therapeutics, resolving within 1-2 days post-injection. Seven patients reported nine severe TRAEs, including four serious adverse events; no grade 4 or 5 adverse events occurred. The dose-expansion Part B of the study is ongoing at the recommended 100 µg dose. The dose-expansion Part B of the study started enrollment in August 2024. Enrollment for Part B was completed in the first quarter of 2025.

●	We have the potential to improve mRNA vaccine activity as well as thermostability based on our proprietary LNP delivery systems. We have access to a number of mRNA delivery systems, including third-party and our proprietary systems. Our current clinical prophylactic vaccine and cancer precision immunotherapy programs rely on lipid nanoparticle (LNP)-based delivery systems administered intramuscularly and providing access to the immune cells. We apply a third-party state-of-the-art LNP delivery system for our current clinical programs, but we are also developing our own proprietary LNP delivery systems. In our proprietary systems, we use PEG-free lipid compositions, reducing the risk of allergic reactions while retaining vaccine efficiency. We tailor the physico-chemical properties of the LNP to the specific needs of the targeted therapeutic area such as infectious diseases or oncology. Preclinically, our proprietary LNP programs were shown to enable potent immune responses comparable to state-of-the-art LNPs. We were able to demonstrate that changes to the ratio and/or composition of the LNP constituents can steer immune responses as well as overall biological activity. Furthermore, with our proprietary LNP systems we were able to significantly improve thermostability of mRNA vaccine candidates, which were shown to be stable at refrigerator and even room temperature for more than 12 months.
●	We have invested in building our technical operations capabilities and expertise, including our in-house manufacturing, to rapidly, efficiently and cost-effectively produce mRNA-based medicines. We consider our technical, process and analytical development capabilities as well as our manufacturing, quality and supply chain expertise key enablers to develop the next generation of transformative medicines. We have continued to invest in our manufacturing platform since 2000 and have manufactured thousands of mRNAs. Our inhouse manufacturing facilities encompass non-GMP supplies, a scalable GMP manufacturing platform and The RNA Printer®, all of which are focused on enabling the supply of personalized cancer precision immunotherapies. We consider our manufacturing process an important part of our strategy that allows us to continuously improve our mRNA technology platform and maintain flexibility to support our clinical development programs. The close interaction of our manufacturing, technical development. and research teams enables us to rapidly implement innovations and robustness to the manufacturing process. We strive to control the critical steps of manufacturing in-house and collaborating with contract manufacturing organizations where required, both of which are aimed to allow us to drive innovation and to maintain flexibility. All of our mRNA-based active ingredients for various fields of application originate from a common technology platform and are based on common source materials. We believe that this enables us to produce all mRNA therapies using a platform process concept. Given the differences in the encoded protein only require alterations of the sequence of the mRNA molecule, leaving its characteristics largely unaffected, we can use the same mRNA production strategy applying the same unit operations for diverse products. We believe that this allows us to save time and reduce costs compared to other manufacturing processes. Our approach supports a seamless production concept based on our experience and know-how in mRNA manufacturing.
●	We have entered into strategic partnerships with leading biopharmaceutical companies and research and nonprofit institutions to expand the applications of our technology platform. We have a history of partnering with leading biopharmaceutical companies such as GSK, myNEO, CRISPR Therapeutics, Genmab, and Bayer. We also have received research grants from the Gates Foundation and CEPI for the development of several prophylactic vaccines. Our academic collaborations are focused on identifying and evaluating novel targets in selected therapeutics areas such as our collaboration with M.D. Anderson in selected hematological and solid tumor indications with high unmet medical need. These partnerships and collaborations allow us to expand the application of our platform and bring in external expertise and capabilities.
●	We have built an intellectual property portfolio in a variety of markets for our platform and product candidates. As pioneers in the field of mRNA therapies, we have built an intellectual property portfolio in the United States and other major geographies, which is one of the broadest and most diverse intellectual property portfolios in the field. As of February 28, 2025, we own approximately 619 issued patents worldwide, including 119 issued U.S. patents, 36 issued European patents (which have been validated in various European countries resulting in a total of approximately 368 national patents in European countries) and including two European patents with unitary effect, and 132 issued patents in other foreign countries, 96 pending U.S. patent applications, 71 pending European patent applications and 184 pending patent applications in other foreign countries and 16 pending PCT patent applications. These patents include claims relating to our mRNA technology platform, our proprietary LNP technology and other product candidates. We believe our patent applications and other patents are the most cited among mRNA companies’ intellectual property.

●	We have a long history of mRNA research and development and are led by an experienced management team. We are led by veterans of the biopharmaceutical industry with extensive experience in nucleic acid therapy, oncology, rare and infectious diseases and antibodies. Our management team as well as our supervisory board members have broad expertise in the clinical, regulatory and commercialization aspects of oncology, prophylactic vaccines and rare diseases as well as in drug development, process development and manufacturing for mRNA-based medicines. Members of our management team have held senior positions at Novartis, Sanofi, Roche, Roche/Genentech, Merck KGaA, Medigene AG, Schering Plough, BioMarin Pharmaceuticals and other companies. As of December 31, 2024, our broader team included 245 individuals with advanced scientific degrees working on advancing our mRNA platform.

Our Strategy

Our goal is to build a leading, fully integrated mRNA-based medicines company that can transform the lives of people. The key components of our strategy include:

●	Continue to invest in our proprietary technology platform to be the leading mRNA platform company. We focus on our core competencies in technology innovation, research, and development. We intend to invest in our proprietary technology platforms to broaden our preclinical and clinical development pipeline in our therapeutic areas. We believe our continued investment will enable us to further optimize the three core pillars of our mRNA technology — protein design, mRNA optimization and mRNA delivery — and to further enhance our treatment approaches by offering higher selectivity, greater protein expression, potential combination therapies and reduced or flexible dosing. We are continuing to build on our deep expertise in mRNA-based medicines based on what we have learned from our current programs to apply to our future programs.
●	Utilize a rational disease selection approach focusing on high-value mRNA pipeline opportunities where mRNA can provide a benefit. Our strategy is to maximize the potential of our technology platform through a rational disease selection approach to clinical development. We are currently focusing on prophylactic vaccines and cancer precision immunotherapies that require an active immune response and transient expression of mRNA in tissue types that are more easily accessible. In oncology, we see significant opportunities for mRNA vaccines to bring precision immunotherapy to large patient populations. To achieve this goal, we pursue a two-pronged strategy for both off-the-shelf and personalized cancer precision immunotherapy development. Correspondingly, in prophylactic vaccines we have a dual focus on non-respiratory and respiratory infectious diseases. Our proprietary non-respiratory infectious disease programs target viral, bacterial and fungal infections such as uropathogenic E. coli in urinary tract infections. Rights to vaccine products for certain respiratory infectious diseases, including COVID-19 and influenza, are currently licensed to GSK. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital — Resources — Overview.”

●	Rapidly advance our lead product candidates through clinical development and regulatory approval. Our product candidates are currently in preclinical or clinical development stages. In November 2024, we announced the initiation of a new program to address urinary tract infections (UTIs), which are among the world’s most common bacterial infections. UTIs are most commonly caused by uropathogenic Escherichia coli (UPEC) bacteria. We have conducted preclinical studies assessing two mRNA vaccine candidates encoding FimH, a highly conserved UPEC. One of the candidates applied a unique technology that leads to the in vivo self-assembly of a FimH ferritin nanoparticle expected to result in improved immunogenicity. Both candidates induced high levels of binding antibodies in serum and urine, correlating with high serum functional antibodies, and showed strong induction of antigen-specific T-cells. Additionally, both vaccine candidates demonstrated superior immunogenicity compared to protein-based comparator vaccines. Among the two mRNA vaccine candidates, the candidate encoding the FimH ferritin nanoparticle demonstrated higher immunogenicity and has been selected for further development. We expect to file an Investigational New Drug (IND) application in the second half of 2025, aiming to initiate a Phase 1 study in the first half of 2026. In our COVID-19 program, the IP related to which was fully licensed to GSK following the 2024 GSK Agreement, a Phase 2 study was initiated in August 2023 to assess the safety and immune response of different single booster doses of two investigational COVID-19 mRNA vaccines based on CureVac’s proprietary second-generation mRNA backbone. The study was completed in August 2024. On January 5, 2024, CureVac announced positive data from a formal interim analysis of the vaccine candidates in direct comparison to a licensed bivalent mRNA-based comparator vaccine. Results from the formal interim analysis showed that both candidates exhibited a favorable reactogenicity profile and were generally well tolerated. Interim immunogenicity data showed meaningful titers of neutralizing antibodies for both candidates beginning at the lowest tested dose. In our seasonal influenza program, the IP related to which was also fully licensed to GSK since July 2024, a Phase 2 in seasonal influenza was initiated in May 2024 to assess targeted optimizations for improved immune responses against the relevant influenza B strain of a modified, multivalent vaccine candidate, encoding antigens matched to all three WHO-recommended flu strains. On September 12, 2024, we announced that GSK has reported positive Phase 2 headline data, demonstrating positive immune responses against influenza A and B strains meeting all predefined success criteria in older and younger adults. The interim data suggest an acceptable safety and reactogenicity profile. In February 2025, GSK confirmed that the program is in preparation to progress to Phase 3. In our avian influenza program, the IP related to which was also fully licensed to GSK since July 2024, start of a Phase 2 of a combined Phase 1/2 study to assess the safety, reactogenicity and immunogenicity of a monovalent pre-pandemic vaccine candidate encoding an influenza A H5-antigen was reported in August 2024. A Phase 1 of a combined Phase 1/2 study to assess the safety, reactogenicity and immunogenicity of a seasonal influenza/COVID-19 combination vaccine was initiated by GSK in November 2024.

In oncology, we initiated a Phase 1 study in patients with newly diagnosed surgically resected MGMT-unmethylated glioblastoma, or astrocytoma with a molecular signature of glioblastoma, in June 2023. The study evaluates the safety and tolerability of CVGBM, featuring a single unmodified mRNA encoding eight segments derived from four known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. Clinical data from the dose-escalation Part A was presented in September and November 2024, at scientific conferences. They demonstrated successful induction of cancer antigen-specific T-cell responses in 77% of evaluable patients. 84% of these immune responses were generated de novo, inducing T-cell activity in patients without prior immunity to the encoded antigens. At the recommended 100 μg dose for the expansion part of the study, the majority of responses was sustainable over a 99-day monitoring period. Induction of cellular responses was accompanied by innate immune response activation. The treatment was overall well tolerated, with no dose-limiting toxicities up to the highest dose of 100 μg. 91% of treatment-related adverse events (TRAEs) were mild to moderate systemic reactions, resolving within 1-2 days post-injection. Seven patients reported nine severe TRAEs, including four serious adverse events; no grade 4 or 5 adverse events occurred. The dose-expansion Part B of the study is ongoing. Initial data as well as a decision of whether to advance the program to Phase 2 are expected in the second half of 2025. We have further announced selection of a clinical candidate for a new shared-antigen cancer precision immunotherapy program targeting squamous non-small cell lung cancer (sqNSCLC) in November 2024. Investigational New Drug (IND) and Clinical Trial Application (CTA) submissions were filed in the first quarter of 2025.

●	Continue to invest in our manufacturing capabilities across all manufacturing steps from starting material to formulation to maintain flexibility and autonomy. We believe that our manufacturing capabilities are a key strategic advantage that offer us flexibility, scalability, versatility, reliability and autonomy in discovery and development. Our inhouse manufacturing facilities encompass non-GMP supplies, a scalable GMP manufacturing platform and The RNA Printer®. The RNA Printer® is CureVac’s end-to-end solution for integrated and automated manufacturing of small-scale quantities for GMP-grade mRNA vaccines and therapeutics. We have successfully achieved regulatory milestones with this system by obtaining a manufacturing license in November 2023 for an mRNA construct in our cancer precision immunotherapy development programs and a drug substance framework manufacturing license in December 2023 for greater regulatory freedom and flexibility to manufacture different mRNA vaccine candidates. Additionally, in July 2024, we obtained an updated manufacturing license covering new mRNA constructs in our oncology development programs was obtained in July 2024.
●	Selectively seek strategic partners to develop and commercialize product candidates in certain therapeutic areas and geographies. We plan to continue to seek additional partnerships with other leading biopharmaceutical companies with specialized capabilities, including development and commercialization expertise in selected therapeutic areas and geographies. We may pursue partnerships to expedite the discovery and preclinical development of product candidates, advance our product candidates to later-stage clinical development, complement our internal development expertise, broaden the breadth of our technology platform and provide us with non-dilutive financing, while allowing us to retain economic rights to our product candidates that we view as strategically important. Our approach of partnering with biopharmaceutical companies allows us to execute on a broad range of programs simultaneously, while mitigating our drug development risk.
●	Seek strategic acquisitions or in-licenses of technology or assets that are complementary to our programs and technology platform. mRNA-based medicines is an emerging field with ongoing advancements and discoveries. As the pioneers in the field, we have made significant strides in advancing and optimizing our technology platform over the past 24 years. We may seek acquisitions and in-licensing opportunities that can augment our internal expertise, expand our competitive differentiation and further enhance our mRNA technology platform. In June 2022, we announced the acquisition of Frame Cancer Therapeutics, a private company focused on advanced genomics and bioinformatics, to identify both shared and unique neoantigens across different cancer types. The acquisition complements existing in-house expertise to identify and validate promising antigens for mRNA cancer precision immunotherapy candidates. The acquired technologies support the development of a strong antigen discovery engine, which has the potential to identify a broad panel of neoantigens and tumor-associated antigens that go beyond conventional approaches and could strongly increase the likelihood of developing highly effective cancer precision immunotherapies that activate the human immune system against cancer.
●	Strengthen and expand our intellectual property portfolio to protect our scientific and technical know-how. We intend to continue to strengthen and expand our intellectual property to protect our advances in scientific and technical know-how. Our intellectual property strategy is focused on covering advancements in our technology platform, manufacturing processes, and product candidates. In addition to patent protection, we also rely on trade secrets and confidentiality agreements to protect other proprietary information that is not patentable or that we elect not to patent.

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

Limitations of Existing Treatment Modalities

There are several existing treatment modalities that seek to harness the immune system, including antibody therapies, traditional prophylactic vaccines in infectious diseases and immunotherapy for cancer. Other treatment modalities seek to address the underlying cause of absent or defective proteins associated with diseases, including protein replacement therapy, gene therapy, gene editing, RNA interference and small molecule therapies. Each of these treatment modalities have certain limitations as discussed below:

●	Traditional Prophylactic Vaccines: While traditional prophylactic vaccines are one of the most successful and cost-effective global health interventions, their complex development and costly production processes create a high barrier to entry, long development cycle and limitation in developing vaccines with high serotype coverage.
●	Immuno-Oncology Therapies: Despite substantial strides across the immuno-oncology treatment landscape, treatments have failed to achieve cures due to several challenges, including the genetic heterogeneity of tumors, the development of resistance mechanisms, the complexity of the tumor microenvironment and the reduced capability of the patient’s immune system over time.
●	Antibody Therapy: Antibody therapeutics are largely administered intravenously and, being proteins themselves, have applications largely limited to surface molecules. In addition, antibodies have historically faced challenges due to their relatively large size, inadequate pharmacokinetics and tissue accessibility as well as unwanted interactions with the immune system.
●	Protein Replacement Therapy: While this approach has been successfully used to treat a subset of protein-based disorders, it is mostly limited to proteins that function outside of the cell.
●	Gene Therapy: Gene therapy is usually a one-time intervention meant to provide lasting levels of therapeutic protein. While expected to be a one-time treatment, the duration of treatment efficacy is still largely unknown and it may not be amenable to repeat dosing due to neutralizing antibodies against the gene therapy vehicle. In addition, large-scale manufacturing is costly, time consuming and complex.

●	Gene Editing: Despite its promise, gene editing is still in the early-stages of development and has potential risks related to unwanted on and off-target DNA modifications, incomplete targeting or mosaicism that hinder intended modifications. Similar to gene therapies, manufacturing complexities and costs for gene editing are also challenging.
●	RNA Interference: RNA interference has potential in silencing certain genes but has limitations in replacing defective or missing proteins, as well as highly expressed proteins. Most of the current efforts in this treatment modality are focused on genes expressed in the liver, with limited evidence of applications in extra-hepatic tissues.
●	Small Molecule: While small molecules offer advantages over other treatment modalities in terms of biodistribution, tolerability, and delivery, they do not directly address specific gene defects and have a high potential to cause off-target toxicities.

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

Our Technology Platform

The therapeutic potential of mRNAs was discovered by our co-founders in 2000. As the pioneers in the field of mRNA, we have built extensive expertise in mRNA biology, optimization and production. We have developed our technology platform through continued investments over the past 24 years. We believe that we have created a broad and highly versatile platform to develop optimized mRNA-based medicines that has potential to offer differentiated profile in terms of safety, stability and expression.

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

We have a long track record of performing clinical trials with multiple product candidates since 2008. The data generated in these clinical trials has allowed us to better understand the biology of mRNA and to further accelerate development in new therapeutic areas and approaches. We were the first company to demonstrate that mRNA vaccines can induce protective antibody titers in naïve human subjects with an investigational rabies vaccine candidate.

Our product candidates consist of two major components: the protein-coding mRNA and a delivery vehicle. We have access to a number of delivery systems, including third-party and our proprietary systems. Our current clinical prophylactic vaccine and cancer precision immunotherapy programs rely on lipid nanoparticle (LNP)-based delivery systems and apply a third-party state-of-the-art LNP system. In our proprietary systems, we tailor the properties of the LNP to the specific needs of the targeted therapeutic area such as infectious diseases or oncology. With an optimal delivery system, we can design new product candidates for our therapeutic areas that vary only in the mRNA component, which we expect will allow for rapid target and development candidate identification. We believe that this will enable our platform to be flexible and scalable as we develop additional product candidates.

Our process for creating novel mRNA therapies comprises the following three pillars:

●	Protein Design: Our goal is to define the amino acid sequence to optimize specific properties of the encoded protein.
●	mRNA Optimization: Our goal is to define the nucleotide sequence of the mRNA encoding the optimized protein to improve the properties of the mRNA molecule.
●	mRNA Delivery: Our goal is to define mRNA encapsulation and delivery to select the optimal formulation for the specific therapeutic area and tissue.

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

Protein design always depends on the function of the individual protein of interest. The protein can serve as an antigen with the goal of inducing strong immune responses or the protein can serve a therapeutic protein without any activation of the immune system. We employ different optimization strategies to support these distinct functions and requirements. For vaccines in oncology and infectious diseases, our goal is to induce an optimal immune response mimicking response induced by bacterial or viral infections. Therefore, protein design is always bespoke and multi-factorial to support distinct functions and requirements of the specific target protein.

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

Modified Immunogenicity

If the target protein serves as a therapeutic agent, it is important to curb the protein’s natural immunogenicity. Our protein design process analyzes and replaces immunogenic epitopes, masking immunogenic epitopes and thereby rendering the target protein more immunosilent. In contrast, we also have the ability to improve immunogenicity for certain applications (for example in a cancer precision immunotherapy) by protein design. These protein sequence adaptations promote immunogenicity and suppress tumor growth in mouse models, as shown in the below example.

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

The key delivery systems that we currently employ include lipid-nanoparticle based delivery systems. We apply a third-party state-of-the-art LNP delivery system for our current clinical programs, but we are also developing our own proprietary LNP delivery systems. In our proprietary systems, we tailor the physico-chemical properties of the LNP to the specific needs of the targeted therapeutic area such as infectious diseases or oncology. With these delivery modalities at hand, we are currently expanding our development pipeline and plan to bring new mRNA vaccines and therapies to different applications.

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

LNPs consist of different lipids that form together a lipid nanoparticle with a solid core. The four primary LNP components include cationic lipids, hydrophilic polymer lipid conjugates, phospholipids, and cholesterols. Following intramuscular administration, the LNPs transfect residual cells at the injection site, cause local inflammation and immune stimulation and also drain through the lymphatic system to the lymph node where they transfect different immune cells. When internalized by cells the LNPs travel through the endosomes within cells. The LNPs are designed to escape the endosome and release their mRNA cargo into the cytoplasm, where the mRNA can be translated. Any mRNA and LNP components that do not escape the endosome are typically delivered to lysosomes where they are degraded by the natural process of cellular digestion.

The properties of each LNP system can be customized based on altering each component or overall composition. All of the LNPs we employ in our projects are designed to be biodegradable. In our third-party collaborations, we have extensively tested over 60 different delivery solutions and have selected the ones we use based on comparative data for the most efficient LNPs for licensure.

In our proprietary LNP developments, we have established two ionizable lipid families and are developing those LNPs for application in local vaccination. We conducted a systematic screening of LNP components and compositions for local vaccination in skin and muscle. Those optimized LNP formulations incorporating our own lipids helped to raise significant levels of immune response comparable with those of approved vaccine formulations, limiting the expression to the injection side and the immune cell compartments without unwanted expression of the antigen in distant organs (e.g. liver).The graphs below demonstrate comparable immunogenicity of proprietary LNPs against a commercial PEG LNP in a vaccination trial with the rabies antigen in mice at same mRNA dose. On the left panel, the virus neutralization titer seven days post the second vaccination is shown, whereas on the right panel the induced T cell response is assessed by EliSpot of peptide library stimulated spleenocytes.

An important advantage of our proprietary LNP programs addresses the cold chain logistics that still pose challenges for the distribution and long-term storage of mRNA-based vaccines. The new LNP program specifically designed for prophylactic vaccines in infectious diseases was shown to enable a freeze-dried presentation of a formulated mRNA, providing the vaccine as a solid powder rather than a solution for better stability and storability. Data shown in an ongoing stability study on a single dose presentation in a vial demonstrated that storage at 25 degrees centigrade and regular refrigerator temperature of 5–8-degrees centigrade renders the mRNA intact, securely formulated and able to elicit strong neutralizing antibodies for more than a year. The study was conducted in comparison to the current standard of ultra-cold storage of the liquid vaccine at -80 degrees centigrade.

Our Approach to Disease Selection

Our approach seeks to mitigate risk across multiple levels to advance and expand our broad product portfolio. While mRNA is still an emerging treatment modality, we believe that we have made advances towards utilizing the potential of our technology platform through rational disease selection. Our approach for selecting new programs is based on the following key factors:

●	Target diseases with high unmet medical needs that are not effectively addressed using the current standard of care.
●	Target areas where the underlying mode of action of the disease is understood or hypothesized which allows us to identify the required antigen(s) or protein(s).
●	Identify areas where mRNA therapies have potential to have differentiated profiles compared to the conventional treatment modalities.
●	Assess the likelihood of being able to address the disease using our technology platform and seek to continuously improve and expand the capabilities of our platform to address an even broader range of diseases.
●	Seek to build on our deep understanding of mRNA biology, data derived from our technology platform and previous clinical and preclinical studies to apply to new indications.

In building our product portfolio, we have considered a number of factors including immune response, duration of expression, dosing requirements, delivery technology, target tissue type, potential for responsiveness to mRNA-based medicine and target disease profile, among other factors. A disease indication may require an mRNA-based medicine that triggers an immune response, or that is immune active, or an mRNA-based medicine that requires no immune activation, or that is immune silent. Each of the disease indications that we are targeting require different levels of immune activation for the mRNA-based medicine to be effective. Our approach is to initially target indications that require an immune active approach (such as prophylactic vaccines or cancer precision immunotherapies), given the need for lower doses and transient expression of the antigen. These initial indications are amenable to localized delivery using an LNP delivery system. Based on the clinical validation of our prophylactic vaccines program and our advanced understanding of mRNA biology and immune stimulation modulation, we are also further expanding our product portfolio to target indications that require an immune silent approach (such as protein delivery). Targeting diseases amenable to the immune silent approach requires higher doses and longer expression of the protein, with potential for long-term repeat dosing for chronic diseases.

●	Immune active. For indications that require immune stimulation such as prophylactic and therapeutic vaccines, our technology optimizes the combination of mRNA molecules encoding specific antigens and selected delivery modalities to provide the desired immunostimulatory capacity. This allows us to design vaccines with high immunogenic effect. The goal is to induce an immune response against the encoded antigen or antigens. The mRNA is taken up by cells, including dendritic cells, at the injection site. Expressed antigens are then presented to the adaptive immune system leading to selective activation of T cells and B cells that recognize these antigens. These activated adaptive immune cells can then recognize and attack similar antigens that are found on tumors or pathogens.
●	Immune silent. For indications that require no immune stimulation such as protein delivery, our technology can also design product candidates to be immunosilent and to express encoded proteins over an extended period of time. These product candidates can be expressed either locally or systemically, using the liver as a bioreactor for production of the therapeutic proteins.

Prophylactic Vaccines

Infectious disease-related proteins, such as viral surface proteins, specific targets for the body’s immune defense system, can be expressed by injected mRNA and then presented to B and differentiated T cells, activating a specific immune response. We believe that our mRNA technology offers a platform for the development and production of prophylactic vaccines against infectious diseases. We believe our mRNA vaccines offer many potential advantages over existing vaccine technologies, including:

●	mRNAs allow us to encode for specific protein antigens of choice, offering potential for the development against known and yet unidentified pathogenic threats.
●	mRNAs allow production of multivalent vaccines with the potential to either demonstrate a broader efficacy by including additional target pathogens, or to strengthen potential efficacy by better targeting a specific pathogen, for example by adding of immunogenic epitopes, or by addressing different pathogen variants, or both.
●	mRNA vaccines are generally expected to be safer than live or attenuated vaccines since no living virus is injected. As they do not interact with the host-cell DNA, they avoid the potential risk of genomic integration posed by DNA-based vaccines.
●	mRNA binds to pattern recognition receptors and mRNA vaccines are thereby self-adjuvanting, a property which peptide- and protein-based vaccines lack.
●	Rapid speed of development from knowing the sequence of the virus to progressing programs in clinical development given our ability to produce antigens without dedicated cell cultures and fermentation-based manufacturing processes.
●	Production of mRNA is fast, cost-effective and, in contrast to traditional vaccine approaches, does not require cell culture or the use of live pathogens, and as a result, multiple vaccines can be produced in the same plant.

Our current approach to the development of potential prophylactic vaccines is focused on:

●	Uropathogenic E. coli bacteria (UPEC) in urinary tract infections (UTIs): In November 2024, we announced the initiation of a new program to address UTIs and have conducted preclinical studies, which enabled us to select a lead candidate for further preclinical testing. The promising data from the preclinical studies, which compared favorably to recombinant protein-based vaccines, assessed two mRNA vaccine candidates encoding FimH, a highly conserved antigen facilitating UPEC adhesion to bladder epithelial cells, in mouse and rat models. One of the candidates applied a unique technology that leads to the in vivo self-assembly of a FimH ferritin nanoparticle expected to result in improved immunogenicity. Both candidates induced high levels of binding antibodies in serum and urine, correlating with high serum functional antibodies, and showed strong induction of antigen-specific T-cells. Both vaccine candidates demonstrated superior immunogenicity compared to protein-based comparator vaccines. Among the two mRNA vaccine candidates, the candidate encoding the FimH ferritin nanoparticle demonstrated higher immunogenicity and has been selected for further development. We expect to file an Investigational New Drug (IND) application in the second half of 2025, aiming to initiate a Phase 1 study in the first half of 2026.
●	Influenza and COVID-19 programs, the IP related to which is fully licensed to GSK: In COVID-19, on January 5, 2024, we announced positive data from a formal interim analysis in the COVID-19 Phase 2 clinical study assessing the monovalent mRNA vaccine candidate, CV0601, encoding the Omicron BA.4-5 variant and the bivalent mRNA candidate, CV0701, encoding the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. The study was completed in August 2024.

In seasonal influenza, we announced promising interim data on April 4, 2024, from the Phase 2 part of the combined Phase 1/2 study of a multivalent candidate, encoding antigens matched to all four WHO-recommended flu strains. An additional Phase 2 study in seasonal influenza was initiated in May 2024 to assess targeted optimizations for improved immune responses against the relevant influenza B strain. On September 12, 2024, we announced that GSK has reported positive headline data from this additional Phase 2 study.

On April 24, 2024, we announced the start of a combined Phase 1/2 study in avian influenza (H5N1). On August 15, 2024, we announced the achievement of a €10 million milestone payment in the context of the successful transition of the avian influenza program to Phase 2 of the study.

In November 2024 GSK, initiated a combined Phase 1/2 study for a COVID-19/influenza combination vaccine.

Oncology

mRNA is a versatile platform for cancer precision immunotherapy development allowing to encode a wide range of antigens from tumor associated antigens to neoepitopes.

We believe there are several advantages of our technology applied to the development of new cancer precision immunotherapies, including:

●	mRNA cancer precision immunotherapies allow to flexibly encode and combine cancer antigens from different antigen classes to provide off-the-shelf and personalized cancer precision immunotherapy therapies.
●	mRNAs allow for multivalent and multi-epitope cancer precision immunotherapy designs with the potential to induce strong immune activation led by CD4+ and CD8+ T cells.
●	mRNA cancer precision immunotherapies offer improved specificity compared to conventional immuno-oncology approaches, which activate the immune system by blocking broader inhibitory pathways.
●	mRNA vaccine technology had a strong safety track record, showcased by approved vaccines for prevention of infectious diseases, which supports the option of combination treatments.
●	The rapid and flexible manufacturing of mRNA has the potential to enable fully personalized vaccines at a faster rate as compared to current conventional cell-based therapies.

We are taking multiple approaches in oncology to induce tumor-specific immune responses in patients:

●	Novel cancer precision immunotherapies: We aim to create breakthrough treatment options for earlier settings of multiple solid tumor types and are strengthening our clinical development pipeline following two complementary approaches: (1) off-the-shelf cancer precision immunotherapies targeting tumor antigens shared across different patient populations and/or tumor types and (2) fully personalized cancer precision immunotherapies based on a patient’s individual tumor genomic profile.
●	Shared antigen, multi-epitope cancer precision immunotherapy candidate CVGBM: A Phase 1 study was initiated on June 20, 2023, with CVGBM in patients with newly diagnosed surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. The study evaluates the safety and tolerability of CVGBM, a cancer precision immunotherapy candidate featuring a single unmodified mRNA encoding eight epitopes derived from known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. On April 24, 2024, we announced that the dose-escalation Part A of the study completed recruitment of all four dose levels. Following review of the safety data, the Data Safety Monitoring Board (DSMB) confirmed no dose limiting toxicities and gave a dose recommendation for 100 µg for the dose-confirmation Part B of the study. The dose-expansion Part B of the study started enrollment in August 2024. Enrollment was completed in the first quarter of 2025. The dose-escalation Part A of the study provided positive safety and immunogenicity data reported at scientific conferences in September and November 2024. A Part B data readout and a decision on advancing the program to Phase 2 are expected in the second half of 2025.
●	Shared antigen, multi-epitope cancer precision immunotherapy candidate in squamous non-small cell lung cancer (sqNSCLC): In October 2024 we announced the initiation of a new program with a shared antigen cancer precision immunotherapy candidate targeting sqNSCLC. The selected candidate applies our second-generation mRNA backbone and unmodified mRNA. It encodes four established antigens and four novel antigens identified by our proprietary antigen discovery technology. All four novel antigens were identified outside the exome. Investigational New Drug and Clinical Trial Application submissions were filed in the first quarter of 2025.

Molecular Therapy: Deliver mRNA to express the right protein wherever needed

Utilizing our technology, we can instruct human cells to produce or secrete specific proteins in the nucleus, cytoplasm, cellular organelles, or cell membrane. By delivering mRNA encoding for functional proteins, it is possible to replace or supplement defective or missing proteins in patients with genetic diseases.

We believe there are several advantages of our technology applied to the development of molecular therapy, including:

●	mRNA encoded proteins can function within cells, outside of cells, and within cell membranes, providing a means to address intracellular protein deficiencies that recombinant proteins cannot.
●	mRNAs can enable production of complex proteins that are challenging to produce using recombinant technologies due to their specific folding requirements and structure complexity.
●	By encoding proteins through natural pathways, mRNA allows for post-translational modifications, such as glycosylation, which are not always possible with recombinant proteins. This natural modification process can lead to higher effectiveness and reduced immunogenicity compared to non-human post-translational modifications seen in recombinant proteins.
●	Optimized mRNA constructs can produce proteins with preferable pharmacological properties such as increased half-life, compared to their wild-type counterparts.
●	mRNA technology offers dosing flexibility, meeting patient needs without causing irreversible changes to the genome.
●	mRNA can be administered repeatedly, offering the potential of long-term benefits in the treatment of chronic diseases.

Our Key Pipeline Candidates

mRNA-Based Therapeutics in Oncology

Discovery of new therapeutic cancer precision immunotherapy candidates

A key component to deliver on the development of new therapeutic cancer precision immunotherapies is the build-up of a powerful antigen discovery engine. Our inhouse antigen discovery capabilities include a proprietary technology platform, which has the potential to identify a broad panel of neoantigens and tumor-associated antigens that go beyond conventional approaches.

We have partnered with immunotherapy company myNEO to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. myNEO utilizes a broad range of underlying genomic alterations to identify constantly emerging, novel classes of antigens of defined tumor types. We believe that incorporation new ranking methodologies based on tumor cell antigen processing and presentation will allow for selection of antigens with the highest confidence of success for potential clinical testing.

In 2024, we extended our capabilities in oncology with a co-development and licensing agreement with The University of Texas MD Anderson (“M.D. Anderson”) Cancer Center. The collaboration creates strong synergies between CureVac’s unique end-to-end capabilities for cancer antigen discovery, mRNA design, and manufacturing and M.D. Anderson’s expertise in cancer antigen discovery and validation, translational drug development, and clinical research. The focus of the collaboration is on the development of differentiated cancer precision immunotherapy candidates in selected hematological and solid tumor indications with high unmet medical needs.

The field of immunotherapy has advanced with the progression of available technologies, such as next-generation sequencing. Conventional approaches to identify cancer-relevant genomic alterations have so far focused on analyzing the exome, the protein-coding part of the genome, which represents only about 1.5% of the total genetic information. More recently, breakthrough developments in sequencing capacity have enabled the extraction of vastly larger amounts of data that allows us to utilize the remaining 98.5% of genetic information.

Our technology is based on whole-genome-sequencing combined with short as well as long-range RNA sequencing to map the full inventory of genomic changes in tumor cells. More specifically, downstream of the sequencing, a software package integrates all the data to retrieve the exact changes in the DNA of the tumor cells compared to healthy cells. Correlation of this data with changes in the RNA transcription of the tumor results in entirely new and potentially antigenic tumor antigens that we plan to test as targets for a portfolio of new cancer precision immunotherapy candidates. These new antigens are not only entirely foreign to the body but are also uniquely expressed in the tumor and not in most healthy tissue. In their foreignness, these constructs are expected to raise stronger immune responses than antigens derived from exome-based conventional approaches.

Within our oncology strategy, we are following two complementary approaches: (1) off-the-shelf cancer precision immunotherapies targeting tumor antigens shared across different patient populations and/or tumor types and (2) fully personalized cancer precision immunotherapies based on a patient’s individual tumor genomic profile.

Shared Antigen Program CVGBM

To assess the safety and immunogenicity of our second-generation backbone in an oncology setting, we initiated a Phase 1 study in patients with newly diagnosed surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma on June 20, 2023. The open-label study evaluates the safety and tolerability of CVGBM, a cancer precision immunotherapy candidate featuring a single unmodified mRNA encoding eight segments derived from four known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. On April 24, 2024, we announced that the dose-escalation Part A of the study completed recruitment of all four dose levels with a total of 16 patients. Following review of the safety data, the Data Safety Monitoring Board (DSMB) confirmed no dose limiting toxicities and gave a dose recommendation for 100 µg for the dose-confirmation Part B of the study, which started enrollment in August 2024. Enrollment of an additional 20 patients for Part B was completed in the first quarter of 2025. A first data readout and decision to advance to Phase 2 is expected in the second half of 2025.

Preliminary clinical data from Part A of the study was presented on September 13, 2024, at the European Society for Medical Oncology (ESMO) Congress, on November 8, 2024, at the Society for Immunotherapy of Cancer (SITC) congress and on November 22, 2024, at the Society for Neuro-Oncology (SNO) congress. Presented preliminary immunogenicity results demonstrate that treatment with CVGBM-only following chemo-radiation therapy successfully induces cancer antigen-specific T-cell responses in 77% of 13 evaluable patients. Most notably, within the group of responding patients, 84% of immune responses were generated de novo by the CVGBM vaccination, inducing T-cell activity in patients who had no pre-existing T-cell activity against the encoded antigens.

While CD8+ T-cells primarily attack and destroy cancer cells, CD4+ T-cells play a critical role in coordinating the immune response and supporting the activity of CD8+ T-cells over time. Among responding patients, 69% showed CD8+ responses, 31% had CD4+ responses, and 23% had both. 67% of responding patients showed immune responses against multiple antigens.

At the recommended 100 μg dose for the expansion part of the study, the majority of responses was sustainable over a 99-day monitoring period. Induction of cellular responses was accompanied by systemic cytokine and chemokine activation, indicating innate immune response activation.

The treatment was generally well tolerated, with no dose-limiting toxicities up to the highest dose of 100 μg. 91% of treatment-related adverse events (TRAEs) were mild to moderate systemic reactions characteristic of mRNA-based therapeutics, resolving within 1-2 days post-injection.

Treatment Related Adverse Events (TRAE): All treated patients completed the 2-week dose-limiting toxicity (DLT) evaluation period without any DLT reported

Seven patients reported nine severe (Grade 3) TRAEs, including four serious adverse events; no grade 4 or 5 adverse events occurred. 5 of the Grade 3 events belong to the class of nervous system disorders and showed no obvious dose dependency. The frequency of these events appears in line with published data in Glioblastoma patients having undergone standard chemoradiotherapy.

Treatment Related Adverse Events (TRAE) ≥ Grade 3; investigator assessments

The multiepitope design of CVGBM was supported by preclinical studies assessing the potency of a multiepitope mRNA cancer precision immunotherapy construct targeting tumors in a murine melanoma model. The data was presented at the 11th International mRNA Health Conference, from October 31 to November 2, 2023, in Berlin, Germany.

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

Strong T cell activation and increased survival are particularly encouraging and relevant, as the B16-F10 tumor model is characterized as a cytokine deficient “cold” tumor model that exhibits very little immune cell infiltration and resistance to check-point inhibitors. The data suggest that single-agent application of the multiepitope B.16 mRNA construct generated robust T cell activation in the tumor microenvironment, thereby inhibiting tumor growth and extending survival in the applied preclinical model.

Shared Antigen Program in Squamous Non-Small Cell Lung Cancer

In November 2024, we selected a clinical candidate for a new shared-antigen cancer precision immunotherapy program targeting squamous non-small cell lung cancer (sqNSCLC). sqNSCLC represents approximately 20-30% of all NSCLC cases, being a more aggressive form of NSCLC with high unmet medical need. Based on the high prevalence of shared antigens in sqNSCLC, the indication is expected to allow for an effective off-the-shelf mRNA cancer precision immunotherapy design. The selected clinical candidate features four established antigens and four novel antigens identified by our proprietary antigen discovery technology. All four novel antigens were identified outside the exome. Investigational New Drug (IND) and Clinical Trial Application (CTA) submissions were filed in the first quarter of 2025.

mRNA-Based Prophylactic Vaccines

Uropathogenic Escherichia Coli (UPEC) in Urinary Tract Infections

In November 2024, we announced the initiation of a new program to address urinary tract infections (UTIs), which are among the world’s most common bacterial infections. UTIs are most commonly caused by uropathogenic Escherichia coli (UPEC) bacteria, which can enter the urinary tract, invade and colonize bladder and kidney tissues. These infections can lead to complications such as kidney damage and urosepsis. UTIs lead to approximately 8-10 million doctor office visits and 1-3 million emergency department visits per year in the U.S. alone.

mRNA technology is ideally suited for developing prophylactic vaccines against bacterial targets like UPEC due to its ability to target specific disease antigens and flexibly combine multiple antigens. We have conducted preclinical studies with several UPEC vaccine candidates and selected a lead candidate for further preclinical testing. The promising data, which compares favorably to recombinant protein-based vaccines, was presented at the 12th international mRNA Health Conference in November 2024 and is illustrated below.

The studies assessed two mRNA vaccine candidates encoding FimH, a highly conserved antigen facilitating UPEC adhesion to bladder epithelial cells, in rat and mouse models. mRNA vaccine candidates 2 in the graphs applied a unique technology that leads to the in vivo self-assembly of a FimH ferritin nanoparticle expected to result in improved immunogenicity. Both candidates induced high levels of binding antibodies in serum and urine, correlating with high serum functional antibodies, and showed strong induction of antigen-specific CD8+ and CD4+ T-cells. Additionally, both vaccine candidates demonstrated superior immunogenicity compared to protein-based comparator vaccines.

Among the two mRNA vaccine candidates, the mRNA vaccine candidate 2 encoding the FimH ferritin nanoparticle demonstrated higher immunogenicity and has been selected for continued development. Based on these encouraging preclinical results, we expect to file an Investigational New Drug (IND) application in the second half of 2025, aiming to initiate a Phase 1 study in the first half of 2026.

COVID-19 and Influenza Vaccine Programs — Licensed to GSK

On July 3, 2024, together with GSK, we announced that we have restructured our existing collaboration into a new licensing agreement. Under the terms of the 2024 GSK Agreement, GSK has assumed full control of the development, manufacturing and commercialization of mRNA vaccines targeting influenza and COVID-19, as well as influenza/COVID-19 combinations.

COVID-19: Disease Overview

Coronaviruses are a family of viruses that can lead to respiratory illness, including Middle East Respiratory Syndrome, or MERS-CoV, and Severe Acute Respiratory Syndrome, or SARS-CoV. Coronaviruses are transmitted between animals and people and can evolve into strains not previously identified in humans. On January 7, 2020, a novel coronavirus (2019-nCoV) was identified as the cause of pneumonia cases and deaths in Wuhan, China and an exponentially increasing number of cases have since then been found worldwide. On March 11, 2020, the World Health Organization (“WHO”) designated COVID-19, the disease caused by the novel coronavirus SARS-CoV-2, an international pandemic. As of January 19, 2025, there have been 777,335,228 confirmed cases of COVID-19 globally, including 7,084,023 deaths, reported to WHO.

Clinical COVID-19 Vaccines Program (second-generation mRNA backbone)

Prior to restructuring our collaboration with GSK, we worked together on a joint COVID-19 vaccine program. This initial collaboration began in April 2021 and focused on researching, developing, and manufacturing mRNA vaccines based on our second-generation mRNA backbone, targeting relevant SARS-CoV-2 variants. The second-generation mRNA backbone can flexibly encode for different COVID-19 variants and features targeted optimizations designed to improve intracellular mRNA stability and translation for increased and extended protein expression. The optimizations potentially allow for strong and early immune responses at low doses, which also supports the development of multivalent vaccines and combination vaccine approaches.

Interim Phase 2 Data of the Monovalent mRNA Vaccine Candidate, CV0601 and Bivalent Vaccine Candidate, CV0701

The Phase 2 study evaluates safety, reactogenicity, and immune responses of single booster doses of the monovalent mRNA vaccine candidate, CV0601, encoding the Omicron BA.4-5 variant and the bivalent candidate, CV0701, encoding the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. It was completed in August 2024. Interim Phase 2 data were presented on January 5, 2024.

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

The graphs below illustrate the reactogenicity (left graph) and immunogenicity (right graph) data reported for the monovalent candidate, CV0601, in comparison to the licensed bivalent comparator vaccine. CV0601 was tested at a medium dose level. The immunogenicity data show that it elicits neutralizing antibody titers against the Omicron BA.4-5 variant on day 29 following the booster vaccination that were 5.0 times the pre-boosting titers, numerically exceeding the 3.6-fold ratio generated by the licensed comparator vaccine. Antibody titers against the original SARS-CoV-2 virus on day 29 following the booster vaccination were 3.1 times the pre-boosting titers compared to the 2.8-fold ratio generated by the comparator vaccine.

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

1) GMR and confidence intervals are adjusted for baseline titer, age at baseline (<65 or ≥65) and prior SARS-CoV-2 infection

2) Licensed bivalent, mRNA-based comparator vaccine

Influenza: Disease Overview

Influenza is a highly contagious virus that causes mild to severe respiratory diseases that can lead to death. During the 2022-2023 influenza season, influenza was associated with 31 million illnesses, 14 million medical visits, 360,000 hospitalizations and 21,000 deaths in the United States. Preliminary in-season burden estimates for the U.S. in the 2023-2024 flu season showed 40 million symptomatic flu illnesses, 18 million flu medical visits, 470,676 flu hospitalizations and 27,965 flu deaths. The WHO reports that globally there are around a billion cases of seasonal influenza annually, including three to five million cases of severe influenza, leading to as many as 290,000 to 650,000 deaths.

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

Clinical Influenza Vaccines Program (second-generation mRNA backbone)

Prior to restructuring our collaboration with GSK, we worked together on the development of new products for different targets in the field of infectious diseases. Influenza was the first indication from the collaboration, which started in July 2020. The jointly developed influenza vaccine candidates are based on our second-generation mRNA backbone, which can flexibly encode for different influenza strains, and which features targeted optimizations designed to improve intracellular mRNA stability and translation for increased and extended protein expression. The optimizations potentially allow for strong and early immune responses at low doses, which will also support the state-of-the-art multivalent format of influenza vaccines as well as combination vaccine approaches.

Combined Phase 1/2 Study for Seasonal Influenza/COVID-19 Combination Vaccine Candidate

In November 2024, GSK initiated a Phase 1 of a combined Phase 1/2 study to assess the safety, reactogenicity and immunogenicity of a seasonal influenza/COVID-19 combination vaccine. The study is being conducted in the U.S.

Combined Phase 1/2 Study in Avian Influenza

On April 24, 2024, we announced the start of the Phase 1 part of a combined Phase 1/2 study to assess the safety, reactogenicity and immunogenicity of a monovalent pre-pandemic vaccine candidate encoding an influenza A H5-antigen. The H5N1 avian flu virus is considered a potential future pandemic threat, able to sporadically cross species from its original bird host to other animal hosts to humans. In August 2024, we announced the achievement of a €10 million milestone payment in the context of the successful transition to Phase 2 of the study. The study is being conducted in the U.S.

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

On May 28, 2024, we announced dosing of the first participant in a Phase 2 study of the multivalent seasonal influenza vaccine candidate developed in collaboration with GSK., assessing targeted optimizations for improved immune responses of the vaccine candidate against the relevant influenza B strain. On September 12, 2024, we announced that GSK has reported positive Phase 2 headline data from the seasonal influenza mRNA vaccine program. According to GSK, the data demonstrated positive immune responses against influenza A and B strains compared to the current standard of care, meeting all predefined success criteria in the tested age groups of older and younger adults. The interim data further suggests the tested vaccine candidate has an acceptable safety and reactogenicity profile. GSK further confirmed that the program is in preparation to progress to Phase 3.

Preliminary Phase 1 Data of Monovalent Seasonal Influenza Construct Flu SV mRNA

On January 6, 2023, we reported data from the Phase 1 study of the monovalent Flu-SV-mRNA, expressing an H1N1 hemagglutinin antigen (subtype of influenza A). The study tested five doses ranging from 2 to 54μg with up to 25 subjects per dose cohort in younger adults (age 18-45). This dose range takes into account that the candidate is a monovalent construct. Correspondingly, the applied doses reflect doses for a single mRNA construct, which would later be multiplied for a state-of-the-art multivalent flu vaccine. In the younger adult age group, the preliminary safety and reactogenicity data shown below demonstrate that the monovalent Flu-SV-mRNA candidate was generally well tolerated with no safety concerns observed to date across all tested dose levels. A single dose of Flu-SV-mRNA (dose level undisclosed) was assessed for safety and reactogenicity in older adults (age 60-80) and was also observed to be safe and well tolerated with no grade 3 adverse events in the 32 subjects who were administered the mRNA construct.

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

Interim data supported the progression of the modified second-generation mRNA technology for the development of a multivalent mRNA flu vaccine as it is tested in the currently ongoing flu program described above.

RNA-Based Therapeutics in Molecular Therapy

mRNA-based protein supplementation offers a therapeutic approach to compensate for lack of proteins in monogenetic diseases caused by loss-of-function mutations. It offers a potentially curative treatment option, especially in diseases in which the protein is expressed predominantly in organs that can be reached by intravenous delivery (such as the liver). Despite the success of classical enzyme-replacement therapy in several metabolic disorders, this therapeutic approach is not well suited for treatment of diseases caused by the lack of functional intracellular proteins, especially if the proteins are located in or on intracellular compartments. Additionally, as therapeutic proteins are conventionally manufactured by using human, animal or even plant cells, the pharmacological and biochemical properties of such recombinant proteins may differ from endogenously expressed enzymes. Cellular localization, folding and post-translational modifications can especially be critical for the correct function of a therapeutic protein. Delivery of mRNA can overcome these limitations and is likely to result in expression of a functional protein at a physiological cellular location.

We are currently advancing undisclosed programs at the discovery study level. Our approach seeks to mitigate clinical and developmental risk across multiple levels to advance and expand our product portfolio. We have made advances in utilizing the potential of our technology platform through rational disease selection. We consider a number of factors in our disease selection process including unmet medical need, scientific rationale, immune response, duration of expression, dosing requirements, delivery, and targeted tissue types, among other factors. Our programs target the underlying modes of action of the disease that play a critical role in the pathology of the disease. In contrast to diseases that require an active immune response and transient expression of mRNA (such as prophylactic vaccines and cancer precision immunotherapies), molecular therapeutics require an immune silent approach (such as protein delivery) and higher doses as well as repeated dosing and longer expression of the protein. We believe these immune silent indications are also amenable to localized delivery using a lipid nanoparticle, or LNP, delivery system.

Significant Agreements

Collaborations

We have entered into various licensing and commercialization agreements, including the following agreements with respect to product candidates:

Collaboration and License Agreements

GlaxoSmithKline License Agreement

In July 2020, we entered into a Collaboration and License Agreement with GSK, which we refer to as the 2020 GSK Agreement, which governed our collaboration with GSK to research, develop and commercialize prophylactic and therapeutic non-replicating mRNA-based vaccines and antibodies targeting infectious disease pathogens.

Additionally, in April 2021, we entered into a collaboration agreement with GSK, which we refer to as the GSK COVID Agreement, which governed our collaboration with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as our second-generation COVID-19 vaccine candidates, CV0601 and CV0701.

In June 2024, we entered into an Amendment and Restatement Deed with GSK, which we refer to as the A&R GSK Deed, pursuant to which we restructured our existing collaborations with GSK under the 2020 GSK Agreement and the GSK COVID Agreement into a new licensing agreement, which we refer to as the 2024 GSK Agreement. The agreement was dependent upon approval of the German Antitrust Authorities which was granted on July 11, 2024, and marks the effective date of the agreement.

Under the 2024 GSK Agreement, GSK assumes full control of developing and manufacturing vaccine candidates for seasonal influenza, COVID-19 and avian influenza. The new licensing agreement replaces the 2020 GSK Agreement and the GSK COVID Agreement, including all financial considerations relating to such agreements. Pursuant to the 2024 GSK Agreement, we have assigned and transferred to GSK certain patents and licenses and GSK has assigned and transferred to us certain patents.

Under the terms of the 2024 GSK Agreement, we grant GSK a (i) worldwide, exclusive, non-transferable (subject to certain exceptions), royalty-free, sublicensable (subject to certain conditions) license under certain of our intellectual property for the development and manufacturing of certain mRNA-based SARS-CoV-2 and Influenza pathogen vaccine products and (ii) worldwide, exclusive, royalty-bearing, sublicensable (subject to certain conditions) license under such intellectual property for the commercialization of such vaccine products. We also grant GSK a (i) worldwide, royalty-free, non-exclusive sublicence under certain LNP intellectual property for the development and manufacture of certain mRNA-based SARS-CoV-2 and Influenza pathogen vaccine products and (ii) worldwide, royalty-bearing, non-exclusive license under certain LNP intellectual property for the commercialization of such vaccine products. Additionally, under the 2024 GSK Agreement, we grant GSK a worldwide, royalty-free, non-exclusive sublicense under certain other intellectual property that we in-license from third parties for the development, manufacture and commercialization of certain mRNA-based SARS-CoV-2 and Influenza pathogen vaccine products.

Under the 2024 GSK Agreement, GSK grants us an exclusive, non-transferable (subject to certain exceptions), fully paid-up, sublicensable, perpetual and worldwide, license under certain intellectual property to manufacture, develop and commercialize certain products developed under the 2020 GSK Agreement.

Additionally, under the 2024 GSK Agreement, each party grants the counterparty a worldwide, royalty-free, perpetual, sublicensable, non-exclusive license under its interest in the intellectual property jointly owned by GSK and us generated under the 2020 GSK Agreement or GSK COVID Agreement prior to the effective date of the 2024 GSK Agreement, excluding certain patents that were assigned under the 2024 GSK Agreement, for any and all purposes (subject to the exclusive license we grant GSK under the 2024 GSK Agreement).

In partial consideration for the rights and licenses granted to GSK under the 2024 GSK Agreement, GSK paid us an upfront payment of €400 million. Additionally, we are eligible to receive up to €1.05 billion in development, regulatory and sales milestones. We are also eligible to receive a high single-digit to low teens percentage tiered royalty on aggregate net sales of certain Influenza pathogen vaccine licensed products and a low teens percentage tiered royalty on aggregate net sales of certain (i) SARS-CoV-2 and (ii) Influenza and SARS-CoV-2 licensed products, in each case, subject to certain reductions. GSK’s royalty obligation continues on a country-by-country and product-by-product basis until the later of (i) the expiration of the last-to-expire valid claim covering the licensed patents (other than certain specified patents) or the patents that we assigned to GSK pertaining to the terminated GSK programs in such country covering such licensed product, (ii) the earlier of (a) expiration of regulatory exclusivity for such product in such country or (b) 12 years from the date of the first commercial sale of such product in such country, or (iii) 10 years following the first commercial sale of such product in such country. Notwithstanding the foregoing, GSK’s royalty obligations expire in all countries worldwide 20 years following the first commercial sale of any licensed product from that product family in any country worldwide. Further, if after the expiry of the applicable royalty term, on a country-by-country and product-by-product basis, a licensed product is covered by a valid claim covering certain of the sublicensed LNP intellectual property in that country, we are eligible to receive a low double-digit percentage of the applicable royalty obligation depending on the licensed product.

In connection with the 2024 GSK Agreement, we also entered into a transitional services agreement in October 2024, pursuant to which GSK provides us with certain development activities related to certain of our products and we transition any of our ongoing development activities and commitments to GSK for certain GSK products made in connection with the 2020 GSK Agreement and GSK COVID Agreement.

The term of the 2024 GSK Agreement will continue until the expiration of the last-to-expire royalty term, unless terminated earlier by either party. GSK has the right to terminate the 2024 GSK Agreement (i) on a program-by-program basis following the grant of the first regulatory approval to place the applicable vaccine candidate on the market or (ii) in its entirety following the grant of regulatory approval for a vaccine candidate in two product families (i.e., seasonal influenza, universal influenza, pre-pandemic influenza, COVID and Influenza COVID), in each case, following a certain notice period. GSK also has the right to terminate the 2024 GSK Agreement, with immediate effect, (i) on a program-by-program basis for certain safety reasons or regulatory action with respect to such vaccine candidate or (ii) in its entirety following the occurrence of certain safety reasons or regulatory action with respect to a vaccine candidate, if GSK concludes it would be unfavorable to continue to develop, manufacture or commercialize the other vaccine candidates under the agreement. GSK also has the right to terminate the 2024 GSK Agreement upon paying an amount equal to certain unpaid development and regulatory milestone payments following a certain notice period. Additionally, either party may terminate the 2024 GSK Agreement on a program-by-program basis in the event of the other party’s material breach following a cure period.

Upon expiration of the royalty term in respect of a particular product, the licenses granted to GSK under the 2024 GSK Agreement will become fully paid-up, perpetual and irrevocable with respect to such product. Upon termination of the 2024 GSK Agreement in whole or in respect of a specific program, the cross licenses to intellectual property jointly owned by the parties will continue. In the event GSK terminates the 2024 GSK Agreement or a program under the 2024 GSK Agreement for cause, (i) the exclusive license granted to GSK will continue and, upon expiration of the royalty term, become perpetual and irrevocable, (ii) the non-exclusive sublicense to certain LNP intellectual property will continue until expiry of the last to expire relevant agreements between us and our third party licensor and (iii) the non-exclusive sublicense to certain other third-party intellectual property will continue until expiry of the last to expire relevant in-license agreement with such third-party licensors. In the event GSK terminates the 2024 GSK Agreement or a program under the 2024 GSK Agreement following regulatory approval or for a safety reason or regulatory action, or if we terminate the 2024 GSK Agreement for cause, (i) the exclusive license granted to GSK will continue and, upon expiration of the royalty term, become perpetual and irrevocable, but the license (and any sublicenses granted under such license) will become non-exclusive from the effective date of the termination in respect of the terminated program, (ii) the non-exclusive sublicense to certain LNP intellectual property will continue until expiry of the last to expire relevant agreement between us and our third-party licensor, (iii) the non-exclusive sublicense to certain other third-party intellectual property will continue until expiry of the last to expire relevant in-license agreement with such third-party licensors and (iv) GSK grants us a non-exclusive, royalty-free, perpetual and worldwide license (with the right to sublicense) under the patents we assigned to GSK pertaining to the terminated GSK programs for any and all purposes.

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

Genmab Collaboration and License Agreement

In December 2019, we entered into a Collaboration and License Agreement with Genmab, which we refer to as the Genmab Agreement, to research and develop up to four potential differentiated mRNA-based antibody products, to be selected by Genmab, based on the combination of our proprietary RNAntibody technology with Genmab’s proprietary antibody technology for the treatment of human diseases. The Genmab Agreement was amended in July 2020, December 2020 and June 2021. Pursuant to the Genmab Agreement we granted Genmab an exclusive, worldwide, sublicensable (subject to certain conditions) license under our mRNA technology for the development, manufacture and commercialization of an mRNA antibody product designed to express a certain Genmab proprietary antibody, which we refer to as the Genmab First Program. We additionally granted Genmab an exclusive, worldwide, sublicensable license under our mRNA technology for the research and preclinical development of up to four additional mRNA antibody product concepts and an option to obtain an exclusive, worldwide, sublicensable (subject to certain conditions) license to develop, manufacture and commercialize product candidates for up to three of such product concepts. In June 2023, Genmab notified us of its intent to terminate the Genmab First Program under the Genmab Agreement, which was effective in September 2023, and in December 2024, CureVac and Genmab terminated by mutual consent the Genmab Agreement in its entirety, pursuant to which the exclusive licenses we granted to Genmab lapsed and all of our rights to our mRNA technology automatically reverted back to us.

As of December 31, 2024, we have received $1 million in development cost reimbursements, and we have not received any reservation, product selection, option exercise or sublicense fees or milestone or royalty payments.

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

As of December 31, 2024, we made payments totaling $5.6 million to Arcturus reimbursing Arcturus for development costs and in connection with our FTE funding obligations.

Acuitas Development and Option Agreement

In April 2016, we entered into a Development and Option Agreement with Acuitas, which as amended we refer to as the Acuitas Agreement, pursuant to which Acuitas granted us the right to reserve a certain number of vaccine and other targets and an option to obtain a license to a certain number of such reserved targets to develop, manufacture and commercialize products containing Acuitas’s LNP technology and mRNA constructs intended to express such targets. With respect to a certain number of nonexclusive licenses to vaccine targets that we obtain under the Acuitas Agreement, Acuitas additionally granted us an option to exchange each vaccine target licensed under such nonexclusive license for an alternate vaccine target for a certain period. As of December 31, 2024, we have exercised our option to obtain a nonexclusive license to 20 targets and have not exercised our option to exchange a vaccine target licensed under any nonexclusive license. In connection with an amendment to the Acuitas Agreement dated February 13, 2024, Acuitas also granted us the right to evaluate, and an option to obtain a license to, certain of Acuitas’s LNP technology for personalized cancer precision immunotherapy products.

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

We are further required to pay Acuitas annual target reservation and maintenance fees of up to $1.4 million if we reserve the maximum number of targets permitted under the Acuitas Agreement. We are additionally required to pay an option exercise fee ranging from $50,000 to $2 million upon each exercise of our option under the Acuitas Agreement, subject to certain additional fees ranging from $10,000 to $200,000 for the exercise of our option for certain other vaccine targets. We paid Acuitas a $5 million upfront fee in connection with an amendment to the Acuitas Agreement dated July 2020 and, upon each exercise of our option to exchange a vaccine target licensed under any non-exclusive license, we paid an exchange fee of $3 million. We paid Acuitas a $3 million upfront fee in connection with an amendment to the Acuitas Agreement dated December 2020 and paid two annual payments of an additional $250,000 per option to extend certain options. Under each license agreement we enter into in connection with our exercise of our option, we will additionally be required to make low single-digit percentage tiered royalty payments, subject to certain customary reductions, on a country-by-country and a product-by-product basis until the later of the expiration of the last-to-expire licensed patent in such country covering such licensed product, expiration of regulatory exclusivity for such product in such country or 10 years from the date of the first commercial sale of such product in such country. Under each such license we additionally must pay up to between $1.1 million and $9 million in development milestone payments, $1.3 million and $7 million in regulatory milestone payments and $1.3 million and $7 million in commercial milestone payments, depending on whether the license is exclusive or non-exclusive and the number of options exercised to date. As of December 31, 2024, we have exercised our option to obtain a non-exclusive license to 20 targets. As of December 31, 2024, we have paid Acuitas $14.1 million in reservation and option exercise fees, $0.6 million in license maintenance fees and $1.75 million for certain options not yet exercised and have made payments totaling $9.1 million reimbursing Acuitas for development costs and LNP batches and in connection with our FTE funding obligations. Payments made under the license agreements entered into in connection with our exercise of our option under the Acuitas Agreement are described under Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Factors Affecting Our Results of Operations — Our Collaborations, Related License Agreements and Advance Purchase Agreements.

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

Acuitas Non-exclusive License Agreements

For each option we have exercised under the Acuitas Agreement, we have entered into a non-exclusive license agreement with Acuitas with respect to such optioned product, all based on the same form agreement, which we collectively refer to as the Acuitas License Agreements. Under the Acuitas License Agreements, Acuitas grants us a non-exclusive, non-transferable, sublicensable (subject to certain conditions) worldwide license under Acuitas’s LNP technology to develop, manufacture and commercialize licensed products directed to the optioned targets. We may convert the non-exclusive licenses to exclusive licenses subject to certain additional financial obligations. As of December 31, 2024, we have not converted any non-exclusive license to an exclusive license.

We must pay Acuitas up to between $1.1 million and $1.6 million in development milestone payments, $1.3 million and $1.8 million in regulatory milestone payments and $1.3 million and $1.8 million in commercial milestone payments under each Acuitas License Agreement upon the occurrence of certain milestone events. We additionally are obligated to pay Acuitas annual fees ranging from $5,000 to $10,000 for any additional protein targeted by a vaccine product licensed under an Acuitas License Agreement after a certain milestone event. We are further required to pay Acuitas a low single-digit tiered percentage royalty on net sales of licensed products, subject to certain potential customary reductions. Our royalty obligations continue under each Acuitas License Agreement on a country-by-country and product-by-product basis until the later of the expiration of the last-to-expire licensed patent claim covering such licensed product in such country, expiration of any regulatory exclusivity period for such product in such country and 10 years following the first commercial sale of such product in such country. In July 2024, we terminated two of the Acuitas License Agreements, so we currently have non-exclusive licenses to 18 targets. As of December 31, 2024, we have made $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to Rabies RAV-G, $1.4 million in development milestone payments (Phase I, Phase II and Phase III milestone payments) to Acuitas with respect to the license agreement relating to the SARS-CoV-2 Spike protein S, $350,000 in development milestone payments to Acuitas with respect to the license agreement relating to the Influenza hemagglutinin (HA) antigen, $1.0 million in development milestone payments to Acuitas with respect to the license agreement relating to CVGBM, and have not made any royalty payments.

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

CRISPR Therapeutics has paid us an upfront one-time technology access fee of $3 million and we are eligible to receive up to $28 million in development milestone payments, $52 million in regulatory milestone payments and $260 million in commercial milestone payments, as well as mid single-digit percentage royalties from CRISPR Therapeutics on the net sales of licensed products on a product-by-product and country-by-country basis, subject to certain potential customary reductions. CRISPR Therapeutics’ royalty obligations continue on a product-by-product and country-by-country basis until the later of the date when there are no valid patent claims under our licensed patents covering such licensed product in such country, the date when regulatory exclusivity for such licensed product in such country expires and 10 years following the date of first commercial sale of such licensed product in such country. CRISPR Therapeutics is additionally required to reimburse us for our FTE costs and reasonable out-of-pocket expenses incurred performing development activities under the CRISPR Therapeutics Agreement. In the event CRISPR Therapeutics exercises its right to sublicense under the agreement, CRISPR Therapeutics must pay us a low teens to mid-twenties percentage of any non-royalty sublicense income, depending on the timing of the sublicense and whether the sublicense is granted through an affiliate of CRISPR Therapeutics. As of December 31, 2024, we have received €15.1 million in payments and have invoiced €1.9 million for the supply of materials and FTE cost, development reimbursements and upfront one-time technology access fee and we have received development milestone payments of €3.7 million related to gene-editing programs for certain diseases and no royalty or sublicense fee payments. Additionally, as of December 31, 2024, we have received payments from CRISPR Therapeutics for certain amounts under the agreement in connection with the second amendment, which confirmed the parties’ intention to stop work on two programs under the CRISPR Therapeutics Agreement, terminated all licenses granted by CureVac to CRISPR Therapeutics with respect to such programs and added three new programs.

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

Gates Foundation Partnership

In May 2014, we entered into a contract agreement with the Gates Foundation for the development of a vaccine for rotaviruses. Under the terms of the contract grant, as amended by an amendment entered into November 2020, the Gates Foundation will provide up to $3.0 million in funding, and we are required to perform certain activities specified in a project collaboration plan. As of December 31, 2024, we have received $3.0 million in funding under the agreement. We own all intellectual property created using contract funding; however, we must make any Gates Foundation-funded products available at an affordable price in a list of clearly defined low and lower middle-income countries. The term of the rotavirus agreement expired in June 2022. Our global access commitments survive termination or expiration of the agreement.

In March 2015, the Gates Foundation made an equity investment of $40 million to support continued development of our RNA technology platform and the construction of an industrial-scale cGMP production facility, and we entered into the Global Access Commitments Agreement with the Gates Foundation in February 2015 pursuant to which we are required to take certain actions to support the Gates Foundation’s mission. In particular, we are required to conduct development activities for up to three concurrent projects to be proposed by the Gates Foundation, subject to our right to reject proposed projects where we believe there is a reasonable likelihood of a material adverse effect on us. The costs of such projects will be allocated on a project-by-project basis in proportion to the allocation of the expected benefits. All intellectual property developed in connection with such projects will be owned by us.

Under the terms of the Global Access Commitments Agreement, any Gates Foundation-funded products will be made available by us at an affordable price in a list of clearly defined low and lower middle-income countries, while we will be able to market such products in developed countries on our own or through licensees. In addition, the new manufacturing facility will have dedicated capacity to focus on products resulting from Gates Foundation-related projects for distribution in such low and lower middle-income countries.

Our global access commitments are perpetual, however, our obligation to commence new development programs expired in February 2025. In the event that we commit a material breach of the Global Access Agreement, following a cure period, we must grant the Gates Foundation a non-exclusive, perpetual, irrevocable, fully paid-up, royalty-free license under any intellectual property controlled by us covering any Gates Foundation-funded products to develop, manufacture and commercialize such products in low and lower middle-income countries, and the Gates Foundation will have certain withdrawal rights with respect to its equity investment in us. For more information on the Gates Foundation’s withdrawal rights, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Investment and Shareholders’ Agreement.”

In November 2016 in connection with and subject to the terms of the Global Access Agreement, we were awarded a grant for up to $0.9 million in funding from the Gates Foundation for the development of a vaccine for picornaviruses. As of December 31, 2024, we have received $0.7 million in funding under the grant agreement. We granted the Gates Foundation a non-exclusive, perpetual, irrevocable, worldwide, royalty-free, fully paid-up, sublicensable license to make, use, sell, offer to sell, import, distribute, copy, modify, create derivative works, publicly perform and display any products developed using grant funding; however, in the event we demonstrate to the satisfaction of the Gates Foundation that we are able to meet its global access requirements, such license will be modified or terminated. The term of the picornavirus grant expired in June 2022; however, our global access commitments survive. Following the completion of the project, the Gates Foundation requested a reimbursement for unspent funds. As of December 31, 2024, we have paid unspent funds of $0.2 million back to the Gates Foundation.

In November 2017, also in connection with and subject to the terms of the Global Access Agreement, we were awarded two additional grants for up to $1.9 million and $1.5 million from the Gates Foundation for the development of a universal influenza vaccine and a malaria vaccine, respectively. By an amendment entered into November 2020, our grant for the development of a malaria vaccine was increased by an additional $0.8 million. As of December 31, 2024, we have received $1.9 million and $2.2 million, respectively, in funding under each grant agreement. The programs will leverage our advanced RNActive® prophylactic vaccine technology to develop mRNA-based universal influenza and malaria vaccines. The malaria grant agreement expired in December 2022 and the universal influenza grant agreement expired in March 2022; however, our global access commitments survive. Following the completion of the projects, the Gates Foundation requested a reimbursement for unspent funds for the development of a universal influenza and a malaria vaccine. As of December 31, 2024, we have paid unspent funds of $0.6 million and $1.2 million, relating to universal influenza and malaria development, respectively, back to the Gates Foundation.

In July 2020, we amended the Global Access Agreement and entered into a Letter Agreement with GSK and the Gates Foundation. Pursuant to this letter agreement, the Gates Foundation released us of our global access commitments with respect to certain prophylactic and therapeutic vaccines based on our mRNA technology platform to be developed under the 2020 GSK Agreement. This release will remain in effect for a vaccine or medicine only for so long as it is in development or being commercialized under the 2020 GSK Agreement. The letter agreement does not release us from any of our obligations to initiate or continue projects under the Global Access Agreement or related grant agreements and GSK granted to us and the Gates Foundation a non-exclusive, royalty-free, perpetual license under intellectual property arising from certain activities under the 2020 GSK Agreement to make vaccines arising from those projects available in low and lower middle-income countries as set forth in the Global Access Agreement.

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

CEPI agreed to contribute up to $34 million in funding for projects undertaken under the CEPI Agreement and an additional $15.3 million in connection with development of CVnCoV. In the event of our commercial use of the pharmaceutical products developed under the CEPI Agreement, other than CVnCoV, we must notify CEPI and agree in good faith how such commercial benefits are to be equitably managed between the parties. As of December 31, 2024, we have received €27.1 million in funding for projects undertaken under the CEPI Agreement.

We solely own all intellectual property developed under the CEPI Agreement but are required to obtain CEPI’s consent prior to exploiting any intellectual property developed under the CEPI Agreement if such exploitation is in conflict with or goes against CEPI’s mission or policies.

The CEPI Agreement terminated in February 2022 and all related projects were completed in March 2024. Following the completion of the CEPI Agreement, CEPI requested a partial reimbursement of $1.4 million for unspent funds. As of December 31, 2024, we have paid these unspent funds back to CEPI.

Tesla Automation Development and Intellectual Property Agreement

In November 2015, we entered into a development and intellectual property agreement with Tesla Automation, formerly trading under the name of Tesla Grohmann Automation, which we refer to as the Tesla Automation Agreement, pursuant to which Tesla Automation agreed to design, develop and manufacture certain automated manufacturing machines on our behalf. We are obligated to pay Tesla Automation a fee for each machine delivered by Tesla Automation and up to $50 million to $60 million in commercial milestone payments as well as certain development costs under each associated work order. As of December 31, 2024, we have paid Tesla Automation €22 million to €23 million in development costs under various work orders, and we have not paid any fees for machines provided under the Tesla Automation Agreement or made any milestone payments.

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

Research and Option Agreement with myNEO

On May 12, 2022, we entered into a Research and Option Agreement (“R&O”) with myNEO, pursuant to which, as amended in January 2023, we will collaborate to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. To achieve this goal, myNEO will leverage its biological datasets, its integrated machine learning and bioinformatics platform to identify and validate specific antigen targets predicted to elicit a strong immune response. Under the R&O, we aim to develop and commercialize new medicinal products for the treatment of non-small cell lung cancer and potentially other indications. We are required to use commercially reasonable efforts to develop at least one product for the Main Indications, to file marketing approval applications for such products and commercialize such products in at least one of certain countries. Under the R&O, myNEO will own all intellectual property rights generated solely by myNEO or jointly with us during the first three phases of the R&D plan (the “R&D Project IP”). We received a non-exclusive, royalty-free, non-assignable, sublicensable, worldwide license under certain patents and know-how owned by myNEO and R&D Project IP to the extent required to perform our research and development obligations under the agreement until the completion of a certain phase of the R&D plan. We were also granted with an exclusive option to acquire all of myNEO’s rights under certain R&D Project IP relating to certain target lists, which we exercised on April 12, 2023. In connection with our exercise of such option, we granted myNEO a non-exclusive, royalty-free, perpetual license back to such IP to make, use or sell certain targets in the field of patient-specific vaccines. Under the R&O, myNEO agrees to work exclusively with us to develop and validate shared antigens for the Main Indications until the earlier of the date of the first phase I clinical trial for either Main Indication or 24 months after we exercised our option.

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

Sponsored Collaboration Agreements

Schepens Institute Research Agreement

In March 2019, we entered into a sponsored research agreement, as amended in April 2020, July 2021, September 2021, August 2022, January 2023, June 2023, February 2024 and June 2024 (as amended, the “Schepens Agreement”), with The Schepens Eye Research Institute, Inc. (“SERI”) and Massachusetts Eye and Ear Infirmary (“MEEI”), pursuant to which SERI and MEEI agreed to perform certain research activities for mRNA-based eye therapy candidates. As of December 31, 2024, we have provided $2.0 million in funding to SERI and MEEI under the Schepens Agreement.

The Schepens Agreement expired in October 2024.

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

In other respects, upon the EC’s request, we will transfer any raw materials and/or primary components paid for with the upfront payment that were not used as of the termination date. Additionally, should the EC request, or should we successfully sell, any raw materials and/or primary components, then an applicable portion of such raw materials, primary components or proceeds, as the case may be, will be remitted to the EC. This repayment agreement expired at the end of 2022 and an amount of €4.1 million was paid to the EC as of December 31, 2024.

Pandemic Preparedness Agreement

Federal Republic of Germany

Pandemic Preparedness Agreement with the Federal Republic of Germany

On February 20, 2022, the CureVac-GSK Consortium submitted its best and final offer in the Tender Procedure for the conclusion of framework agreements for the provision of production capacities and, on demand, for the production and supply of mRNA vaccines (lot 1). On April 8, 2022, the CureVac-GSK Consortium received a letter from the Federal Republic of Germany’s counsel confirming that the CureVac-GSK Consortium had been awarded a Pandemic Preparedness Agreement. Pursuant to the Pandemic Preparedness Agreement, the CureVac-GSK Consortium will have to achieve, within a two years’ time frame beginning from the award of the Pandemic Preparedness Agreement, a state in which it is considered qualified to provide manufacturing capacities in Germany for 160 million doses of mRNA vaccine per year, including procurement of the required nonproduct specific manufacturing licenses and insurances and to have achieved “pandemic preparedness,” which means, inter alia, that we maintain the mRNA Manufacturing Center (mMC) (formerly GMP IV facility) in a stand-by mode that can be activated for manufacture of a so-called selected vaccine at any time and that the CureVac-GSK Consortium is complying with the material requirements set out in the Pandemic Preparedness Plan (in particular with the requirements regarding the assurance of a supplier network and the availability of the critical supplier products).

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

At any time during the stand-by phase, in case there is a public health emergency, the Federal Republic of Germany may exercise its preferred purchase right and/or its preferred manufacturing right. If the preferred purchase right is exercised the CureVac-GSK Consortium will have to deliver up to 80 million doses of the mRNA vaccine of the CureVac-GSK Consortium, and if the preferred manufacturing right is exercised the CureVac-GSK Consortium will have to act as a contract manufacturer and manufacture a third party’s mRNA vaccine in our mMC facility. However, there are strict and narrow requirements to be fulfilled before the Federal Republic of Germany may exercise the preferred manufacturing right.

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

Patents

As of February 28, 2025, we own approximately 119 issued U.S. patents, 96 pending U.S. patent applications, 168 issued foreign patents (including 36 European patents, which have been validated in various European countries resulting in a total of approximately 368 national patents in European countries and including two European patents with unitary effect), 255 pending foreign patent applications (including 71 pending European patent applications) and 16 pending Patent Cooperation Treaty, or PCT, patent applications, including several patent families that are jointly owned with third parties. These patents include claims relating to our RNAoptimizer technology platform, our COVID-19 and influenza vaccine candidates, our uropathogenic E.coli vaccine candidate, our oncology candidates, and our proprietary LNP technology, as described further below.

RNAoptimizer

As of February 28, 2025, we own 30 issued U.S. patents, 23 pending U.S. patent applications, 95 issued foreign patents, including in Europe, Canada, China, India, Israel, Japan, the Republic of Korea, Singapore, Mexico and Australia, and 86 pending foreign patent applications and three PCT patent applications relating to our RNAoptimizer technology, including patents and patent applications relating to ORF optimization, UTR optimization, novel CAP analogs, protein optimization and our proprietary LNP formulation. Our RNAoptimizer technology is used in our out-licensed Influenza and SARS-CoV-2 product candidates and in our UPEC and oncology product candidates. The issued patents are expected to expire between 2025 and 2037, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2031 and 2044, excluding any additional term for patent term adjustments or patent term extensions.

Influenza Vaccine Candidates

As of February 28, 2025, we own 14 issued U.S. patents, 10 pending U.S. patent applications, 49 issued foreign patents, including in Europe, Canada, China, India, Israel, Japan, the Republic of Korea, Singapore, Mexico and Australia and 40 pending foreign patent applications relating to our Influenza product candidates. The issued patents are expected to expire between 2031 and 2038, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2031 and 2038, excluding any additional term for patent term adjustments or patent term extensions.

COVID-19 Vaccine Candidates

As of February 28, 2025, we own 15 issued U.S. patents, 10 pending U.S. patent applications, 48 issued foreign patents, including in Europe, Canada, China, India, Japan, the Republic of Korea, Singapore, Mexico and Australia, 58 pending foreign patent applications relating to our COVID-19 product candidates. The issued patents are expected to expire between 2031 and 2038, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2031 and 2041, excluding any additional term for patent term adjustments or patent term extensions.

CVGBM Candidates

As of February 28, 2025, we own 10 issued U.S. patents, 8 pending U.S. patent applications, 46 issued foreign patents, including in Europe, Canada, China, India, Israel, Japan, the Republic of Korea, Singapore, Mexico and Australia and 46 pending foreign patent applications and one PCT patent application relating to our CVGBM candidates. The issued patents are expected to expire between 2025 and 2038, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2031 and 2044, excluding any additional term for patent term adjustments or patent term extensions.

sqNSCLC candidates

As of February 28, 2025, we own 13 issued U.S. patents, 9 pending U.S. patent applications, 53 issued foreign patents, including in Europe, Canada, China, India, Israel, Japan, the Republic of Korea, Singapore, Mexico and Australia and 52 pending foreign patent applications and three PCT patent applications relating to our sqNSCLC candidates. The issued patents are expected to expire between 2025 and 2038, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2031 and 2044, excluding any additional term for patent term adjustments or patent term extensions.

UPEC Candidates

As of February 28, 2025, we own 8 issued U.S. patents, 8 pending U.S. patent applications, 36 issued foreign patents, including in Europe, Canada, China, India, Israel, Japan, the Republic of Korea, Singapore, Mexico and Australia and 46 pending foreign patent applications and three PCT patent applications relating to our UPEC candidates. The issued patents are expected to expire between 2031 and 2037, excluding any additional term for patent term adjustments or patent term extensions. If granted, the pending patent applications would be expected to expire between 2031 and 2043, excluding any additional term for patent term adjustments or patent term extensions.

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

Trademarks

As of February 28, 2025, we own trademark registrations or registration applications for CureVac and the CureVac logo in the United States and in certain foreign jurisdictions including Europe.

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

Clinical Trial Approval

On January 31, 2022, the new Clinical Trial Regulation (EU) No 536/2014, or the Clinical Trial Regulation, became effective, replacing the Clinical Trials Directive 2001/20/EC (although the Clinical Trials Directive 2001/20/EC still applies to clinical studies that were approved under it ). This Clinical Trial Regulation, which is directly applicable in all Member States, aims at simplifying and streamlining the approval of clinical trials in the European Union by allowing for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications. The Clinical Trial Regulation harmonizes the assessment and supervision processes for clinical trials throughout the European Union, via a Clinical Trials Information System, or CTIS, which contains the centralized European Union portal and database for clinical trials foreseen by the Regulation. The EMA sets up and maintains CTIS, in collaboration with the competent national authority of each European Union Member Sate and the EC.

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

Orphan Drug Designation and Exclusivity

Regulation 141/2000 and Regulation 847/2000 provide that a product can be designated as an orphan drug by the EC if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the product in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the product has to be of significant benefit compared to products available for the condition.

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

Data Privacy, Cybersecurity and AI Regulation Laws

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

Recently, there has also been an evolving regulatory framework for AI. We may, therefore, be subject to AI regulation. In the United States, a combination of federal and state-level regulation governs the development and use of AI. For example, states like California and New York have introduced specific laws addressing data privacy, algorithmic bias, and automated decision-making. In the pharmaceutical and medtech sectors, the FDA has issued guidelines for AI/machine learning-based medical devices, emphasizing transparency, risk management, and post-market surveillance.

The EU has taken a more centralized approach with the introduction of the EU Artificial Intelligence Act (the “AI Act”) in 2024. This regulation establishes harmonized rules for the development, marketing, and use of AI systems across the EU, includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI, and foundation models, and provides for fines of up to the greater of €35 million or 7% of worldwide annual turnover for violations. The AI Act adopts a risk-based approach, categorizing AI applications into different risk levels and imposing stricter requirements on high-risk systems. Medical devices and in vitro diagnostics with AI digital elements are generally considered high-risk. Other uses of AI in the pharmaceutical and biotechnology sectors are also under particular scrutiny. The EMA and the Network of Heads of Medicines Agencies have developed an AI roadmap to enhance AI’s role in the pharmaceutical sector, focusing on transparency, data quality, and ethical considerations.

For more information regarding the risks related to data security and privacy as well as compliance with AI regulation, see “Risk Factors — Risks Related to Our Business and Industry.”

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

There are additional companies that are working on potential mRNA medicines. Companies with clinical programs with mRNA include BioNTech/Pfizer, Moderna, eTheRNA Immunotherapies, Translate Bio, GlaxoSmithKline, Sanofi, AstraZeneca, Merck & Co. and Arcturus Therapeutics and those programs include Ethris and Genevant Sciences. In COVID-19, our monovalent vaccine candidate, CV0601, and in seasonal influenza our multivalent vaccine candidate are currently the main focus of other pharmaceutical companies, some with more considerable capital resources than ours. For example, a limited number of products that utilize mRNA as a prophylactic vaccine against COVID-19 have been approved by the FDA, EMA and other regulatory agencies. For influenza, no mRNA-based vaccine has been approved so far with the current standard-of-care being well-established protein-based vaccines. Thus, we expect intense competition for our vaccine candidates from other pharmaceutical companies not limited to the field of mRNA medicines. In addition, the oncology therapeutics landscape in general is highly competitive and includes large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. It includes both competition from marketed therapies as well as potential new therapeutics in development. We may compete with products with different mechanisms of action as well as against established standards of care. We expect our immunotherapy candidates for the treatment of solid tumors to face direct competition from companies such as Moderna and BioNTech in collaboration with Sanofi in addition to several non-mRNA-based approaches.

C.	Organizational Structure

We are a holding company, and our sole asset is the capital stock of our wholly owned subsidiaries. Our major subsidiaries are listed under Exhibit 8.1 filed herewith.

D.	Property, Plant and Equipment

Our Manufacturing Platform

We are an integrated biotech company with in-house manufacturing and process development capabilities and expertise. We consider our manufacturing process an important part of our strategy that allows us to continuously improve our technology platform and maintain flexibility in clinical development. The close interaction of our manufacturing, technical development and research teams enables us to rapidly implement innovations and robustness to the manufacturing process. We control the critical steps of manufacturing in-house and collaborate with contract manufacturing organizations. Both of which allow us to drive innovation and to maintain flexibility.

All of our mRNA-based active ingredients for various fields of application originate from a common technology platform and are based on common source materials. This enables us to produce all mRNA therapies using a platform process concept. Given the differences in the encoded protein only require alterations of the sequence of the mRNA molecule, leaving its characteristics largely unaffected, we can use the same mRNA production strategy applying the same unit operations for diverse products. This allows us to save time and reduce costs compared to other manufacturing processes. Our approach supports a seamless production concept based on our experience and know-how in mRNA manufacturing.

Our Manufacturing Facilities

We have continued to invest significantly in building and expanding our manufacturing capabilities since 2006. We currently have the capacity to produce early and late-stage clinical trial mRNA material. Since 2006, we have manufactured thousands of mRNA constructs, and hundreds of mRNA batches – from high throughput and small amounts for discovery and preclinical development to GMP compliant products.

Our GMP facilities at CureVac’s headquarters in Tübingen cover all steps from starting material pDNA, through mRNA manufacturing to formulated bulk (LNP formulated mRNA). The facilities are dedicated to providing supplies for early clinical development (Phase 1 and 2), with capacity to produce multiple batches per year. In 2019, we expanded our production capacity to meet the increasing demands for clinical studies supply by adding our GMP III facility.

Another GMP facility, which is located in our CureVac owned production building, the mRNA Manufacturing Center (mMC), includes a full scope process design (from pDNA, through mRNA manufacturing to formulated bulk). CureVac’s mMC was initially planned and constructed for commercial (large scale) production. Following the 2024 GSK Agreement, management initiated a strategic restructuring to focus its resources on clinical production. As a result, the pDNA production line, which cannot be scaled down to clinical production volumes, has no foreseeable future use and was impaired. Should the Company’s need for commercial scale production of pDNA change or a new business case for its use be developed and implemented, the impairment is subject to full or partial reversal in future periods. Further development of the pDNA line as well as the fullfillment of regulatory requirements will be needed, to receive a manufacturing license for commercial scale production. Until then, the pDNA for clinical production is produced through the other GMP facilities.

mRNA Manufacturing (mMC) facility

The RNA Printer

In addition to our GMP manufacturing capacities in our mRNA Manufacturing Center (mMC), we are operating an innovative downsized, integrated, and highly automated process for manufacturing of mRNA vaccines and therapeutics, which we refer to as The RNA Printer®. The RNA Printer® is CureVac’s automated end-to-end manufacturing solution for GMP-grade mRNA vaccines and therapeutics and an integral part of our oncology strategy. The fully synthetic production process allows us to have rapid manufacturing of products and offer reproducibility and high standardization. It includes automated cleaning and sanitization in place procedures and continuous process verification. The current setup covers DNA and RNA production for automated downstream and upstream production up to mRNA drug substance and its formulation in lipid nanoparticles. The system has successfully achieved regulatory milestones by obtaining a manufacturing license for an mRNA construct in our cancer precision immunotherapy development programs in November 2023 and a drug substance framework manufacturing license for greater regulatory freedom and flexibility to manufacture different mRNA vaccine candidates in December 2023. In July 2024, we obtained an updated manufacturing license covering new mRNA constructs in our oncology development programs. The license was granted by the regional authority in Baden-Württemberg as announced in November 2023 and April 2024.

The RNA Printer®

The key characteristics of The RNA Printer® are rapid throughput, easy operator access to equipment, sophisticated precision control software and data capture, and the small footprint that allows for easy decentralization. We view The RNA Printer® as complementary to our manufacturing strategy. With its modular design concept, we believe The RNA Printer® could be used to facilitate broad access to mRNA technology and enable mRNA product developments, e.g. for patient access to advanced and personalized mRNA-based therapies in oncology.

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

Since 2006, we have operated a manufacturing facility in Tübingen, Germany, the first worldwide GMP-compliant mRNA production plant with two multi-product suites (GMP I and II). These facilities contain approximately 16,145 square feet of laboratory space, including 2,800 square feet of GMP facilities, and are dedicated to providing supplies for early clinical development (Phases 1 and 2 of clinical trials). In addition, we have established a third in-house production suit (GMP III) with an upscaled manufacturing process, which was certified in December 2019. We currently occupy 2,800 square feet of GMP III facility for the production of mRNA. Our GMP III facility is intended to provide supplies for our late-stage clinical studies and anticipated early market supply. These manufacturing facilities are located in Tübingen, Germany, Paul-Ehrlich-Strasse 15 and are leased via the abovementioned sublease agreements entered into with CureVac Manufacturing GmbH. All lease agreements were transferred to CureVac Corporate Services GmbH as of January 1, 2025.

We have also constructed a new CureVac owned manufacturing facility, for a GMP production process from starting material to formulation (mMC; formerly GMP IV facility). This facility is expected to be approximately 128,000 square feet. As of December 31, 2024, we have spent €176.7 million on completing the mMC facility.

In addition, we lease land and small- to mid-scale buildings for our offices and laboratories in Tübingen approximately 103,000 sq. feet. We occupy approximately 27,000 square feet of additional offices and laboratories in Tübingen, Germany, Rosentalstrasse 5 for research and development (or Technology Department). The agreement started on March 1, 2022.

We lease an aggregate of approximately 329,300 square feet, in Germany, Europe and the United States. The following table summarizes information with respect to the principal facilities leased by us:

Area
Location	(Approximate Sq. Feet)
Germany:
Tübingen	279,000
Frankfurt am Main	8,600
Wiesbaden	14,800
Total:	302,400
Belgium:
Louvain La Neuve	5,200
Total	5,200
Netherlands:
Amsterdam	8,800
Total:	8,800
United States:
Boston	12,900
Total:	12,900
Total	329,300

Our leases expire on various dates from 2025 to 2035. The lease in Boston, United States, is held by our U.S. subsidiary, CureVac Inc. The Lease in Louvain La Neuve, Belgium, is held by our Belgian subsidiary, CureVac Belgium SA. The lease in Amsterdam, Netherlands, is held by our Dutch subsidiary, CureVac Netherlands B.V.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with CureVac’s audited consolidated financial statements as of December 31, 2023 and 2024, and for the years ended December 31, 2023 and 2024, and the notes thereto, included elsewhere in this Annual Report. See Part I, Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2023 (filed with the SEC on April 25, 2024) for our financial condition and results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022. Financial information presented in the consolidated financial statements for periods prior to the completion of our corporate reorganization is that of CureVac AG (currently CureVac SE), our wholly owned subsidiary. The consolidated financial statements of CureVac N.V. are a continuation of the historical consolidated financial statements of CureVac AG (currently CureVac SE). CureVac AG (currently CureVac SE) was acquired by CureVac B.V., which subsequently converted into CureVac N.V. on August 14, 2020, as part of our corporate reorganization. CureVac B.V. had no assets, liabilities or contingent liabilities until the completion of our corporate reorganization. Following the corporate reorganization, CureVac N.V. became the holding company of CureVac AG (currently CureVac SE) and the historical consolidated financial statements of CureVac AG (currently CureVac SE) included in this Annual Report became the historical consolidated financial statements of CureVac N.V. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report.

Key Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our results of operations include:

Research and Development Expenses

Our ability to successfully pioneer a robust mRNA technology platform and develop innovative product candidates will be the primary factor affecting our future growth and development. While our approach to the discovery and development of product candidates based on mRNA technology has been validated in preclinical studies and clinical Phase 1 and Phase 2 trials/studies, we do not know whether we will be able to successfully develop any approved products. Developing novel product candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. We have chosen to leverage our platform to initially focus on advancing our product candidates in the areas of prophylactic vaccines and oncology.

For more information on our proprietary technology and clinical development pipeline, see “Item 4. Information on the Company — B. Business Overview — Our Product Portfolio.”

All of the product candidates are in development, and we have incurred and will continue to incur significant research and development costs for preclinical studies and clinical trials. We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates. Due to our accelerated efforts to develop our first-generation backbone COVID-19 vaccine candidate, CVnCoV, we incurred research and development expenses that significantly exceeded our historical levels of research and developments expenses. Additionally, our October 2021 notification to the European Commission, or EC, of the withdrawal of our regulatory approval application for CVnCoV resulted in our recognition of several expenses, which have contributed to our increased expense levels, but which we do not expect to recur in future periods. In April 2021, we entered into a collaboration agreement with GSK for the development of a broad COVID-19 vaccine program based on our second-generation backbone. In July 2024, we restructured our collaboration agreement with GSK pursuant to which GSK will be responsible for the expenses related to the further development activities for the COVID-19 and influenza vaccine programs. We expect research and development costs to increase for the foreseeable future as our current development programs progress and new programs are added.

We have historically funded our research and development expenses primarily through public offerings of our common stock, private placements of equity securities, convertible loans, grants from government agencies and similar bodies and payments for collaborative research and development services with strategic partners. In addition, we signed an advance purchase agreement, or APA, with the EC that provided substantial support for our efforts to advance our first-generation backbone vaccine candidate, CVnCoV. In October 2021, we notified the European Commission of the withdrawal of our regulatory approval application for CVnCoV, which automatically terminated the APA.

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

We currently do not have any product candidates that have received regulatory approval. As such, we have not incurred any material commercialization expenses in connection with an approved product candidate. In February 2021, we initiated a rolling submission for our first generation COVID-19 vaccine candidate, CVnCoV, with the EMA, which was designed to allow the EMA to assess CVnCoV’s compliance with standards for vaccine efficacy, safety and pharmaceutical quality as a prerequisite for a formal market authorization application. Later in 2021, EMA informed us that the EMA would not start reviewing our submission for CVnCoV before the beginning of 2022. As a result, we estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. Data on the efficacy of CVnCoV was generated and published in June 2021. This efficacy data did not live up to our pre-trial expectations and fell behind the efficacy of competing COVID-19 vaccine products. The application for the marketing authorization for CVnCoV was withdrawn in early October 2021, as a necessary reaction to the efficacy data as well as the concerns and uncertainties resulting from such data on the granting of a marketing authorization and the expected concerns of prescribers and patients about using a COVID-19 vaccine with a lower efficacy compared to the vaccines already available on the market. After the withdrawal of the application for a marketing authorization for CVnCoV, we have focused our efforts on second-generation mRNA vaccines. The decision is aligned with the evolving dynamics of the pandemic response toward greater need for differentiated vaccines with the gradual transition from an acute pandemic to an endemic SARS-CoV-2 environment. Under the terms of the new 2024 GSK Agreement (as described in “Item 4. Information on the Company — B. Business Overview — Collaborations”), GSK has worldwide rights to commercialize the candidate vaccine.

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

GlaxoSmithKline

In July 2020, we entered into a Collaboration and License Agreement with GSK, which we refer to as the 2020 GSK Agreement, which governed our collaboration with GSK to research, develop and commercialize prophylactic and therapeutic non-replicating mRNA-based vaccines and antibodies targeting infectious disease pathogens.

Additionally, in April 2021, we entered into a new collaboration agreement with GSK, which we refer to as the GSK COVID Agreement, which governed our collaboration with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as our second-generation COVID 19 vaccine candidates, CV0601 and CV0701.

In June 2024, we entered into a new licensing agreement with GSK, which provides for GSK to assume full control of developing and manufacturing vaccine candidates for seasonal influenza, COVID-19 and avian influenza. The agreement was dependent upon approval of the German Antitrust Authorities which was granted on July 11, 2024, and marks the effective date of the agreement. The new licensing agreement replaces the 2020 GSK Agreement and the GSK COVID Agreement, including all financial considerations relating to such agreements.

Under the terms of the 2024 GSK Agreement, GSK has worldwide rights to commercialize the candidate vaccines. We received an upfront payment of €400 million in August 2024 and may receive up to an additional €1.05 billion in development, regulatory and sales milestones. Additionally, we are eligible to receive a high single-digit to low teens percentage tiered royalty on aggregate net sales of certain licensed products, subject to certain customary reductions.

Genmab

In December 2019, we entered into a Collaboration and License Agreement, which we refer to as the Genmab Agreement, with Genmab to research and develop up to four potential differentiated mRNA-based antibody products, to be selected by Genmab, based on the combination of our proprietary RNAntibody technology with Genmab’s proprietary antibody technology for the treatment of human diseases. We collaborated on research to identify an initial product candidate designed to express a certain Genmab proprietary antibody, and we contributed a portion of the overall costs for the development of such product candidate. In June 2023, Genmab notified us of its intent to terminate the Genmab First Program under the Genmab Agreement, which termination was effective in September 2023, and in December 2024, CureVac and Genmab terminated by mutual consent the Genmab Agreement in its entirety, pursuant to which the exclusive licenses we granted to Genmab lapsed and all of our rights to our mRNA technology automatically reverted back to us.

As of December 31, 2024, we have received $1 million in development cost reimbursements and we have not received any reservation, product selection, option exercise or sublicense fees or milestone or royalty payments.

Arcturus

In January 2018, we entered into a Development and Option Agreement, which we refer to as the Arcturus Agreement, with Arcturus, which provided us with access to Arcturus LNP formulation technology which we used in combination with our mRNA technology. Such agreement expired in July 2023. As of December 31, 2024, we made payments totaling $5.6 million to Arcturus reimbursing Arcturus for development costs and in connection with our FTE funding obligations.

Acuitas

In April 2016, we entered into a Development and Option Agreement, which as amended we refer to as the Acuitas Agreement, with Acuitas, which provides us with access to Acuitas LNP formulation technology that we use in combination with our mRNA technology. We are required to pay Acuitas annual target reservation and maintenance fees of up to $1.4 million if we reserve the maximum number of targets permitted under the Acuitas Agreement and to reimburse Acuitas for certain costs incurred in connection with development activities and certain FTE costs. We are additionally required to pay an option exercise fee ranging from $50,000 to $2 million upon each exercise of our option to obtain a license for further development and commercialization with respect to a selected target, subject to certain additional fees ranging from $10,000 to $200,000 for the exercise of our option for certain other vaccine targets. We paid Acuitas a $5 million upfront fee in connection with an amendment to the Acuitas Agreement dated July 2020 and, upon each exercise of our option to exchange a vaccine target licensed under any non-exclusive license, we are required to pay an exchange fee of $3 million. We additionally paid Acuitas a $3 million upfront fee in connection with an amendment to the Acuitas Agreement dated December 2020 and paid two annual payments of an additional $250,000 per option to extend certain options. Under each license agreement in connection with our exercise of our option, we will additionally be required to make low single-digit percentage tiered royalty payments and must pay up to between $1.1 million and $9 million in development milestone payments, $1.3 million and $7 million in regulatory milestone payments and $1.3 million and $7 million in commercial milestone payments, depending on whether the license is exclusive or non-exclusive and the number of options exercised to date. As of December 31, 2024, we have exercised our option to obtain a non-exclusive license to 20 targets, subject to customary closing conditions. As of December 31, 2024, we have paid Acuitas $14.1 million in reservation and option exercise fees, $0.6 million in license maintenance fees and $1.75 million for certain options not yet exercised and have made payments totaling $9.1 million reimbursing Acuitas for development costs and LNP batches and in connection with our FTE funding obligations.

For each option that we have exercised under the Acuitas Agreement, we have entered into a non-exclusive license agreement with Acuitas with respect to such optioned target, all based on the same form agreement, which we refer to as the Acuitas License Agreements. We are required to pay Acuitas up to between $1.1 million and $1.6 million in development milestone payments, $1.3 million and $1.8 million in regulatory milestone payments and between $1.3 million and $1.8 million in commercial milestone payments under each Acuitas License Agreement. We must pay Acuitas annual fees ranging from $5,000 to $10,000 for any additional protein targeted by a vaccine product licensed under each Acuitas License Agreement after a certain milestone event. Additionally, we are obligated to pay Acuitas a low single-digit percentage royalty on net sales of licensed products. In July 2024, we terminated two of the Acuitas License Agreements. As a result, we currently have non-exclusive licenses to 18 targets. As of December 31, 2024, we have made $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to Rabies RAV-G, $1.4 million in development milestone payments (Phase I, Phase II and Phase III milestone payments) to Acuitas with respect to the license agreement relating to the SARS-CoV-2 Spike protein S, $350,000 in development milestone payments to Acuitas with respect to the license agreement relating to the Influenza hemagglutinin (HA) antigen, $1.0 million in development milestone payments to Acuitas with respect to the license agreement relating to CVGBM, and have not made any royalty payments.

CRISPR Therapeutics

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics, which, as amended by the first amendment entered into in June 2020 and the second amendment entered into in October 2023, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. Under the CRISPR Therapeutics Agreement, we granted CRISPR Therapeutics an exclusive worldwide license to use our improved Cas9 constructs for the development and commercialization of four of its in vivo gene-editing programs for certain diseases.

CRISPR Therapeutics has paid us an upfront one-time technology access fee of $3 million and we are eligible to receive up to $28 million in development milestone payments, $52 million in regulatory milestone payments and $260 million in commercial milestone payments, as well as mid-single-digit percentage royalties from CRISPR Therapeutics on the net sales of licensed products on a product-by-product and country-by-country basis, subject to certain potential customary reductions. Additionally, CRISPR Therapeutics will make payments to us for services provided by us in conjunction with research programs under the CRISPR Therapeutics Agreement. In the event CRISPR Therapeutics exercises its right to sublicense under the CRISPR Therapeutics Agreement, CRISPR Therapeutics must pay us a low-teens to mid-twenties percentage of any non-royalty sublicense income, depending on the timing of the sublicense and whether the sublicense is granted through an affiliate of CRISPR Therapeutics. As of December 31, 2024, we have received €15.1 million in payments and have invoiced €1.9 million for the supply of materials and FTE cost, development reimbursements and upfront one-time technology access fee and we have received development milestone payments of €3.7 million related to gene-editing programs for certain diseases and no royalty or sublicense fee payments. Additionally, as of December 31, 2024, we have received payments from CRISPR Therapeutics for certain amounts under the agreement in connection with the second amendment, which confirmed the parties’ intention to stop work on two programs under the CRISPR Therapeutics Agreement and added three new programs.

Gates Foundation

In May 2014, we were awarded a contract from the Gates Foundation for the development of a vaccine for rotaviruses, as amended in November 2020, for up to $3.0 million in funding. As of December 31, 2024, we have received $3.0 million in funding under the agreement. In March 2015, the Gates Foundation made an equity investment of $40 million to support continued development of our RNA technology platform and the construction of an industrial-scale cGMP production facility. We entered into a Global Access Commitments Agreement with the Gates Foundation in February 2015 pursuant to which we are required to take certain actions to support the Gates Foundation mission. In connection with the investment by the Gates Foundation, we are required to conduct development activities for up to three concurrent projects to be proposed by the Gates Foundation. The costs of such projects will be allocated on a project-by-project basis in proportion to the allocation of the expected benefits.

In November 2016, in connection with the Global Access Commitments Agreement, we were awarded a grant for up to $0.9 million in funding from the Gates Foundation for the development of a vaccine for picornaviruses. As of December 31, 2024, we have received $0.7 million in funding under the picornaviruses grant agreement. The term of the picornavirus grant expired in June 2022; however, our global access commitments survive. Following the completion of the project, the Gates Foundation requested a reimbursement for unspent funds. As of December 31, 2024, we have paid unspent funds of $0.2 million back to the Gates Foundation. In November 2017, we were awarded two additional grants each for up to $1.9 million and $1.5 million in funding from the Gates Foundation for the development of a universal influenza and a malaria vaccine, respectively. By an amendment entered into November 2020, our grant for the development of a malaria vaccine was increased by an additional $0.8 million. As of December 31, 2024, we have received $1.9 million and $2.2 million, respectively, in funding under each grant agreement. The malaria grant agreement expired in December 2022 and the universal influenza grant agreement expired in March 2022; however, our global access commitments survive. Following the completion of the projects, the Gates Foundation requested a reimbursement for unspent funds for the development of a universal influenza and a malaria vaccine. As of December 31, 2024, we have paid unspent funds of $0.6 million and $1.2 million, relating to universal influenza and malaria development, respectively, back to the Gates Foundation.

Coalition for Epidemic Preparedness Innovations

In February 2019, we entered into a framework partnership agreement, which as amended we refer to as the CEPI Agreement, with the Coalition for Epidemic Preparedness, or CEPI, to develop our RNA Printer using certain intellectual property controlled by us covering the development and manufacture of mRNA products, as well as certain additional intellectual property licensed to us. In connection with the CEPI Agreement we have entered into work orders for the preclinical development of a Lassa virus vaccine, a yellow fever vaccine and our rabies virus vaccine. In addition, we entered into a work package for the preclinical development and a Phase 1 clinical trial for our first-generation COVID-19 vaccine candidate, CVnCoV. The CEPI Agreement terminated in February 2022, except with respect to certain projects, which were completed in March 2024. CEPI agreed to contribute up to $34 million in funding for projects undertaken under the CEPI Agreement and an additional $15.3 million in connection with development of CVnCoV. As of December 31, 2024, we have received €27.1 million in funding for projects undertaken under the CEPI Agreement. Following the completion of the CEPI Agreement, CEPI requested the reimbursement of $1.4 million for unspent funds and as of December 31, 2024, we have paid these unspent funds back to CEPI.

Tesla Automation

In November 2015, we entered into a development and intellectual property agreement with Tesla Automation, formerly trading under the name of Tesla Grohmann Automation, which we refer to as the Tesla Automation Agreement, pursuant to which Tesla Automation agreed to design, develop and manufacture certain automated manufacturing machines on our behalf. We are obligated to pay Tesla Automation a fee for each machine delivered by Tesla Automation and up to $50 million to $60 million in commercial milestone payments as well as certain development costs under each associated work order. As of December 31, 2024, we have paid Tesla Automation €22 million to €23 million in development costs under various work orders, and we have not paid any fees for machines provided under the Tesla Automation Agreement or made any milestone payments.

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

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2024

We have based the following discussion of our financial condition and results of operations on our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2024, and the notes thereto, included elsewhere in this Annual Report and which have been retrospectively adjusted to reflect the impact of the share split resulting from the Corporate Reorganization.

The following is a discussion of our consolidated results of operations for each of the years ended December 31, 2023 and December 31, 2024. This information is derived from our accompanying consolidated financial statements prepared in accordance with IFRS as issued by IASB.

The following table summarizes our results of operations for the fiscal year ended December 31, 2023 and 2024:

	For Years Ended
	December 31,
	2023	2024

	(in thousands of euros, except
	per share data)
Statement of Operations and Comprehensive Income (Loss) Data:
Revenue	53,758	535,180
Cost of sales	(124,366)	(105,829)
Selling and distribution expenses	(3,912)	(4,447)
Research and development expenses	(115,724)	(153,034)
General and administrative expenses	(91,758)	(69,690)
Other operating income	9,151	8,917
Other operating expenses	(1,356)	(33,415)
Operating profit / (loss)	(274,207)	177,682
Finance income	16,731	14,028
Finance expenses	(2,493)	(829)
Profit / (Loss) before income tax	(259,969)	190,881
Income tax expense	(198)	(28,695)
Net profit / (loss)	(260,167)	162,186
Other comprehensive income/ (loss):
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments	72	105
Total comprehensive income / (loss)	(260,095)	162,291
Net profit / (loss) per share - basic	(1.18)	0.72
Net profit / (loss) per share - diluted	(1.18)	0.72

Revenue

Revenue was €535.2 million for the year ended December 31, 2024, representing an increase of €481.4 million, or 896%, from €53.8 million for the year ended December 31, 2023. The increase was primarily driven by a €400.0 million upfront payment related to the 2024 GSK Agreement, the revenue recognition of €80.4 million of outstanding contract liabilities under the 2020 GSK Agreement and the GSK COVID Agreement as a consequence of the 2024 GSK Agreement, as well as higher sales to CRISPR Therapeutics. In 2024, the Company reached development milestones and recognized revenue of €15.0 million and €10.0 million under the 2020 GSK Agreement and the 2024 GSK Agreement, respectively.

For the full year ended December 31, 2024 and 2023, €519.8 million and €47.1 million, respectively, in revenue was recognized through the collaborations with GSK.

Cost of Sales

Cost of sales was €105.8 million for the year ended December 31, 2024, representing a decrease of €18.6 million, or 15%, from €124.4 million for the year ended December 31, 2023.

	For the Years Ended
	December 31,
	2023	2024

	(in thousands of euros)
Personnel	(37,734)	(34,088)
Materials	(59,641)	(38,220)
Third-party services	(9,398)	(26,677)
Maintenance and lease	(2,672)	(2,679)
Amortization and depreciation	(4,850)	(3,201)
Impairment of equipment (assets held for sale)	(8,085)	—
Other	(1,986)	(964)
Total	(124,366)	(105,829)

The decrease was primarily attributable to higher material costs in the prior year, which were driven by write-offs of raw materials originally purchased for the stockpiling of the Pandemic Preparedness Agreement terminated jointly with GSK. Additionally, in 2023, the Company recognized an impairment of assets held for sale. The increase in Third-party services was primarily attributable to higher costs related to CMO (contract manufacturing organization) settlements (see Note 10 to our financial statements contained elsewhere in this Annual Report for further information).

Personnel expenses decreased mainly due to a change in strategy (associated with our 2024 GSK Agreement) resulting to a change in the activities of the organization towards research and development. This effect was partially offset by costs included for severance payments for the workforce reduction as part of our strategic restructuring.

Due to the above mentioned change in strategy, the Company’s manufacturing organization no longer supported revenue generating activities. Accordingly, the costs of the manufacturing organization subsequent to this change totaling € 13.7 million were classified as R&D expenses rather than cost of sales.

Selling and Distribution Expenses

Selling and distribution expenses were €4.4 million for the year ended December 31, 2024, representing an increase of €0.5 million, or 14%, from €3.9 million in the year ended December 31, 2023. The increase was primarily attributable to higher personnel expenses mainly related to the satellite offices in Netherlands and the U.S.

Research and Development Expenses

Research and development costs were €153.0 million for the year ended December 31, 2024, representing an increase of €37.3 million, or 32%, from €115.7 million in the year ended December 31, 2023.

	For the Years Ended
	December 31,
	2023	2024

	(in thousands of euros)

Materials	(19,126)	(17,602)
Personnel	(43,267)	(54,522)
Amortization and depreciation	(8,539)	(11,596)
Patents and fees to register / protect a legal right	(6,666)	(42,180)
Third-party services	(28,587)	(18,277)
Maintenance and lease	(7,287)	(7,241)
Other	(2,252)	(1,616)
Total	(115,724)	(153,034)

The increase was primarily attributable to increased patent fees to register and protect certain patents related to ongoing intellectual property litigation and impairments in connection with certain licenses (see Note 4.1 to our financial statements contained elsewhere in this Annual Report for further information). As described above, the costs of the Company’s manufacturing organization totaling € 13.7 million were classified as R&D expenses rather than cost of sales following the change in strategy. Consequently, personnel costs, among other costs categories, increased, compared to of the year ended December 31, 2023. In addition, personnel expenses increased mainly due to severance payments for the implemented workforce reduction as part of a strategic restructuring.

The following table reflects our research and development costs for each of our programs for the year ended December 31, 2023 and 2024:

	For the Years Ended
	December 31,
	2023	2024

	(in thousands of euros)
Key Programs
Second Generation Covid (CV0601, CV0701 and CV0501)	(9,233)	(1,332)
Off-the-shelf cancer precision immunotherapies	(2,120)	(5,041)
Personalized cancer precision immunotherapies	(1,362)	(2,740)
CVGBM	(4,821)	(3,067)
Other Research and Development Programs	(14,137)	(11,496)
Unallocated costs(1)	(84,051)	(129,358)
Total	(115,724)	(153,034)
(1)	Unallocated costs primarily consist of costs associated with personnel expenses, patents and fees to register a legal right, amortization and depreciation, maintenance and lease expenses, certain third-party service expenses and certain material expenses.

We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates.

Considering that, our research and development expenses primarily relate to the following key programs:

●	For SARS-CoV-2, modified mRNA vaccine candidates CV0601 (monovalent) and CV0701 (bivalent) developed in collaboration with GSK. While CV0601, encodes the Omicron BA.4-5 variant; CV0701, encodes the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. Both candidates were tested in a Phase 2 study, initiated on August 1, 2023, in comparison to a licensed bivalent mRNA-based COVID-19 comparator vaccine. The study was completed in August 2024. Positive data from a formal interim analysis were announced on January 5, 2024. Both vaccine candidates, CV0601 and CV0701, apply CureVac’s proprietary second-generation mRNA backbone. The decrease in research and development expenses is primarily due to the reimbursement from GSK of the development costs incurred by CureVac related to CV2CoV, or GSK II. Since the first €100.0 million of development costs of GSK II was achieved in August 2023, CureVac recognized GSK’s reimbursement on GSK II as an offset against research and development expense. In July 2024, we restructured our collaboration agreement with GSK pursuant to which GSK will be responsible for the expenses related to the further development activities for the COVID-19 and influenza vaccine programs.
●	In our oncology therapeutic area, novel cancer precision immunotherapy candidates based on differentiated antigen discovery technologies and bioinformatics to target antigens that are overexpressed in tumor tissues with no or little expression in healthy tissues. Within this strategy, we are following two approaches: (1) the development of off-the-shelf cancer precision immunotherapies based on tumor antigens shared across different patient populations and/or tumor types and (2) the development of fully personalized cancer precision immunotherapies based on a patient’s individual tumor genomic profile. We plan to advance new antigens for both approaches based on our second-generation mRNA backbone.
●	Our oncology program, CVGBM, is a single mRNA construct based on our second-generation mRNA backbone, encoding eight segments from four known tumor associated antigens with demonstrated relevance in glioblastoma. It is currently being tested in a Phase 1 study to assess safety and tolerability as a monotherapy in patients with newly diagnosed and surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. The study consists of two parts, a dose-escalation part (Part A) and a dose-expansion part (Part B). Part A has successfully completed enrollment. Following review of the Part A safety data, the Data Safety Monitoring Board (DSMB) confirmed no dose-limiting toxicities and recommended a 100µg dose for the subsequent dose-confirmation Part B, which started enrollment in August 2024. Enrollment of an additional 20 patients for Part B was completed in the first quarter of 2025.

General and Administrative Expenses

General and administrative expenses were €69.7 million for the year ended December 31, 2024, representing a decrease of €22.1 million, or 24%, from €91.8 million in the year ended December 31, 2023. The decrease was primarily attributable to less personnel expenses due to lower share-based payment expenses and reduced external services. In addition, amortization and depreciation expenses are lower due to a reversal of an impairment related to a building in Boston and due to less depreciation for buildings. (Other expenses include mainly expenses for directors and officers insurance.)

	For the Years Ended
	December 31,
	2023	2024

	(in thousands of euros)
Personnel	(28,996)	(22,348)
Maintenance and lease costs	(5,353)	(5,501)
Third-party services	(29,920)	(24,503)
Legal and other professional services	(10,160)	(7,436)
Amortization, depreciation and impairment	(13,821)	(7,814)
Other	(3,508)	(2,088)
Total	(91,758)	(69,690)

Other Operating Income

Other operating income was €8.9 million in the year ended December 31, 2024, representing a decrease of €0.3 million, or 3%, from €9.2 million for the year ended December 31, 2023. The decrease was primarily attributable to less grant income.

In January 2024, we have been granted the positive research allowance notice by the German Federal Ministry of Education and Research for the years for 2020 to 2026. During the year ended December 31, 2024 and December 31, 2023, the Group recognized €1.4 million and €3.1 million, respectively, for research and development projects as other operating income.

Other Operating Expense

Other operating expense was €33.4 million in the year ended December 31, 2024, representing an increase of €32.0 million, or 2,365%, from €1.4 million for the year ended December 31, 2023. Such increase related mainly to the impairment of the pDNA line of our mMC (formerly: GMP IV) facility, which was initially planned and constructed for commercial large-scale production. As a result of our strategic restructuring, the pDNA line within our mMC facility will not be developed further and therefore will have no future use, resulting in an impairment of €32.1 million. Additionally, other operating expenses relate to compensation expenses of our Supervisory Board.

Finance Income

Finance income was €14.0 million for the year ended December 31, 2024, representing a decrease of €2.7 million, or 16%, from €16.7 million for the year ended December 31, 2023. The decrease was primarily attributable to reduced interest on cash investments.

Finance Expenses

Finance expenses were €0.8 million for the year ended December 31, 2024, representing a decrease of €1.7 million, or 67%, from €2.5 million for the year ended December 31, 2023. The decrease was mainly related to less foreign exchange losses.

Income Tax Expense

An income tax expense of €28.7 million was generated for the year ended December 31, 2024, representing an increase of €28.5 million, from an income tax expense of €0.2 million generated for the year ended December 31, 2023. The increase in the expense was primarily attributable to tax expenses of CureVac N.V., CureVac SE and CureVac Corporate Services GmbH for the period.

B.   Liquidity and Capital

Resources

Overview

The 2024 GSK Agreement enabled us in 2024 to generate a consolidated profit of €162.2 million for the year ended December 31, 2024. Aside from that, since inception, we have incurred significant operating losses. For the years ended December 31, 2023 and December 31, 2022, we had consolidated net losses of €260.2 million and €249.0 million. To date, we have financed our operations primarily through the IPO in August 2020, follow-on public offerings, private placements of equity securities, issuance of convertible debt, grants from government agencies and similar bodies, payments made to us in connection with our out-bound license agreements and payments for collaborative research and development services. Our cash and cash equivalents as of December 31, 2024, were €481.7 million. Our primary cash needs are to fund our non-clinical and clinical development programs, for working capital requirements and for capital expenditures. We believe that our existing cash, cash equivalents and short-term investments will enable us to fund our operating expenses and capital expenditure requirements at least through 2028. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

In February 2023, we sold an additional 27,027,028 common shares in an underwritten public offering at an offering price of $9.25 per share raising $234.2 million in net proceeds, after deducting underwriting discounts and commissions and offering expenses payable by us.

In September 2021, we entered into a sales agreement, the Open Sale Agreement, with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market offering (ATM) program, pursuant to which we may sell, from time to time, ordinary shares for aggregate gross proceeds of up to $600 million. As of December 31, 2024, we had issued 8,656,711 common shares through the ATM program, resulting in $87 million in gross proceeds to us. Following these issuances, the remaining value authorized for sale under the at-the-market program is $513 million.

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including our ability to generate cash flows from our operations, future indebtedness and the interest we are obligated to pay on this indebtedness, the availability of public and private debt and equity financing, changes in exchange rates which will impact our generation of cash flows from operations when measured in euros and our capital expenditure requirements, which are described in more detail at “Item 4. Information on the Company — D. Property, Plant and Equipment.”

The following table summarizes our liabilities based on contractual undiscounted payments as of December 31, 2024, and the effects, including estimated interest payments, that such obligations are expected to have on our liquidity and cash flows in future periods:

	(in thousands of euros)
	<1 year	1 to 5 years	>5 years	Total
2024
Lease liabilities	(7,405)	(22,332)	(19,565)	(49,302)
Other liabilities and provisions	(31,501)	—	—	(31,501)
Trade and other payables	(17,272)	—	—	(17,272)
Total	(56,178)	(22,332)	(19,565)	(98,075)

We have entered into various agreements with collaborators, including licensing agreements. These agreements provide for us to make milestone and royalty payments that are conditional on the achievement of certain development, regulatory and commercial milestones and certain of these agreements provide us an option to obtain further licenses which could additionally require us to make such milestone and royalty payments. As of December 31, 2024, the aggregate amount of such potential milestone payments, including those relating to licenses acquired from exercised options, under all such collaboration agreements, was up to $169.9 million. The timing of these payments, and whether they become due, is conditional on achieving the applicable milestones.

We have not included milestone or royalty payments or other contractual payment obligations in the table above if the timing and amount of such obligations are unknown or uncertain.

Comparative Cash Flows

Comparison of the years ended December 31, 2023 and 2024

	For the Year Ended
	December 31,
	2023	2024

	(in thousands of euros)
Net cash flow provided by (used in):
Operating activities	(267,887)	101,851
Investing activities	(55,200)	(18,444)
Financing activities	230,893	(5,114)
Effect of currency translation gains on cash and cash equivalents	(1,151)	1,003
Overall cash inflow/(outflow)	(93,345)	79,296

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2024, was €101.9 million as compared to net cash used by operating activities of €267.9 million for the year ended December 31, 2023. The decrease in net cash used in operating activities was primarily attributable to the significant increase in revenue in the year ended December 31, 2024 associated with the 2024 GSK Agreement.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024, was €18.4 million as compared to net cash used in investing activities of €55.2 million for the year ended December 31, 2023. The change in cash flows used in investing activities was primarily attributable to decreased purchases of property, plant and equipment for manufacturing facilities.

Financing Activities

Net cash used by financing activities was €5.1 million for the year ended December 31, 2024, as compared to net cash provided by financing activities of €230.9 million for the year ended December 31, 2023. The increase in cash flows used by financing activities was mainly attributable to the impact in the prior year cash inflow as a result of the follow-on underwritten public offering conducted in February 2023.

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

Our significant accounting policies that we believe to be critical to the judgments and estimates used in the preparation of our financial statements are included in “note 2 —  Accounting policies policies  — Significant accounting judgments, estimates and assumption” to our consolidated financial statements included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

Board Structure

We have a two-tier board structure consisting of a management board (bestuur) and a separate supervisory board (raad van commissarissen). There are no family relationships among any of our managing directors and supervisory directors.

Management Board

Our management board is composed of five members, who we refer to as our managing directors and who we consider to be our executive officers. Each managing director of CureVac N.V. holds office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or removal. Our managing directors do not have a retirement age requirement under our articles of association.

Our managing directors are responsible for the management and representation of our company. Our senior management has an average of 24 years of experience in the biopharmaceutical industry.

The following table lists our current managing directors who are also executive officers, as well as their ages, term served, the year of expiration of their term as managing directors of CureVac N.V. and position:

			Year in which
Name	Age	Term Served	Term Expires	Position
Alexander Zehnder, MD, MBA(1)	55	4/2023 – Present	2026	Chief Executive Officer
Axel Sven Malkomes (1)	58	11/2024 – Present	2025	Chief Financial Officer
Myriam Mendila, MD(2)	59	2/2023 – Present	2026	Chief Scientific Officer
Malte Greune, Ph.D.	60	7/2021 – Present	2027	Chief Operating Officer
Thaminda Ramanayake (2)	48	6/2024 – Present	2027	Chief Business Officer
(1)	Axel Sven Malkomes was appointed as interim managing director and Chief Financial Officer of CureVac N.V. on November 11, 2024 until the date of his appointment by our general meeting to be held in 2025.
(2)	Thaminda Ramanayake was appointed by our general meeting as a managing director of CureVac N.V. on June 24, 2024, after having served as interim managing director and Chief Business Officer from June 1, 2024.

The above table does not include Pierra Kemula, who resigned as a managing director and Chief Financial Officer of CureVac N.V. on October 31, 2024 and was then succeeded by Axel Sven Malkomes.

The following is a brief summary of the prior business experience and principal business activities performed outside of CureVac of our managing directors. Unless otherwise indicated, the current business addresses for each managing director is Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany.

Alexander Zehnder, MD, MBA has been our chief executive officer since April 2023. He has held roles of increasing complexity and responsibility in the pharmaceutical industry for more than 20 years, across multiple business units and functional areas in Europe, the United States and Japan. Prior to joining CureVac, Dr. Zehnder was the Global Head of Oncology at Sanofi and previously held leadership positions at Sanofi at both the headquarter and country level since 2014. Prior to Sanofi, Dr. Zehnder worked at Roche/Genentech where he served as Vice President, Global Product Strategy and Global Franchise Head Avastin, the company’s blockbuster oncology drug. Dr. Zehnder earned his degree as a Medical Doctor from the University of Bern, Switzerland, and completed an MBA at IMD Business School in Lausanne, Switzerland.

Axel Sven Malkomes joined CureVac as our chief financial officer in November 2024. Axel brings over three decades of senior corporate and investment banking experience within the biotech and pharmaceutical industries. He joined CureVac from Cardior Pharmaceuticals, a private clinical-stage company developing non-coding RNA-based therapeutics for heart disease, where he served as Chief Financial Officer (CFO). Axel played a crucial role in strategically and financially preparing the company for capital markets, also culminating in the successful acquisition of Cardior by Novo Nordisk in 2024. Before Cardior, Axel was CFO and Chief Business Officer at Medigene AG, listed on German capital markets. His extensive experience also includes senior healthcare investment banking roles at Barclays and Société Générale, as well as co-heading European healthcare investments at 3i Group plc. Earlier in his career, he held senior leadership positions at Merck KGaA. Axel Malkomes holds a degree in business administration from Otto-Friedrich University in Bamberg, Germany, and has completed executive management programs at INSEAD, Kellogg School of Management at Northwestern University, and the Hong Kong University of Science and Technology.

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

Malte Greune, Ph.D. has been our chief operating officer since July 2021. Dr. Greune joins CureVac from Sanofi-Aventis Deutschland GmbH, where he held various management positions for almost ten years. As General Manager and Vice President Cartridges, Devices & Insulin Technology Group, he was responsible for several manufacturing sites in Frankfurt, including Site Frankfurt Biologics & Oncology. Under his oversight, many isolator filling and device assembly lines for insulins, oncology and immunological drugs were set up and 12 new products were launched. Prior to his position as Head of Diabetes, Oncology and Devices at Sanofi, he worked as the Senior Vice President of Animal Health Manufacturing for the Merck Manufacturing Division, USA, where he led an international network of 28 sites, including 18 integrated vaccine sites. Furthermore, he held various leadership roles at the pharmaceutical companies Schering-Plough and Intervet International B.V. Dr. Greune started his career at Hoechst AG in Corporate Planning. Dr. Greune received his Ph.D. in Economics from the University of Cologne, Germany, graduated from the University of Trier, Germany, and completed a Master of Business Administration at Clark University in Worcester, USA.

Thaminda Ramanayake, MBA joined CureVac as our Chief Business Officer in June 2024. Thaminda joined CureVac from Affini-T Therapeutics, where he served as Chief Business Officer and was responsible for creating the company’s business development organization. He previously served as Vice President and Global Head of Business Development in Oncology at Sanofi, where he established the Clinical Trial Supply Agreement Center of Excellence and negotiated collaborations valued in the hundreds of millions to billions of dollars. He also held positions at BioMarin Pharmaceuticals where he in-licensed numerous gene therapy and oligonucleotide-based assets in hearing loss, cardiology, neurology and other therapeutic areas, and at Amgen, where he negotiated a number of international commercialization agreements. With an educational background in both immunology and business, Thaminda Ramanayake began his career as a scientist at Johnson & Johnson and later held a succession of Wall Street business development and consulting roles. He holds a master’s degree in immunology from the University of Rochester Strong Medical Center and completed an MBA in Finance at the University of Rochester Simon School of Business. He holds a bachelor’s degree in cellular, molecular and systems biology from Berea College.

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

			Year in which
Name	Age	Term Served	Term Expires	Functions
Baron Jean Stéphenne, MSc, MBA	75	8/2015 – Present	2025	Chairman and Supervisory Director
Mathias Hothum, Ph.D.	57	8/2015 – Present	2027	Supervisory Director
Craig A. Tooman, MBA	59	6/2019 – Present	2025	Supervisory Director
Debra Barker, MD	62	6/2022 – Present	2025	Supervisory Director
Klaus Schollmeier Ph.D.	68	6/2022 – Present	2025	Supervisory Director
Michael Brosnan BSc.	70	6/2023 – Present	2026	Supervisory Director
Birgit Antje Hofmann(1)	48	6/2024 – Present	2027	Supervisory Director
(1)	Ms. Hofmann joined the Supervisory Board on June 24, 2024.

The above table does not include Dr. Viola Bronsema, who resigned from the Supervisory Board on June 24, 2024 (and who was succeeded by Ms. Hofmann).

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

Mathias Hothum, Ph.D. has served as a supervisory director since 2015. Dr. Hothum is the managing director of dievini Hopp BioTech holding GmbH & Co. KG, or dievini. dievini manages the biotech investments of SAP co-founder Dietmar Hopp. For the past 20 years, Dr. Hothum has worked as an economist in the healthcare, health services and life sciences sectors. Dr. Hothum specializes in financing, pricing, reimbursement and in the evaluation of mid-sized companies as well as of publicly owned/market-listed companies. He is the owner and founder of HMM-Consulting. Furthermore, Dr. Hothum serves as a supervisory director of a few biotech companies, including Apogenix AG, Cytonet GmbH, Molecular Health GmbH, Novaliq GmbH and Joimax GmbH. He received his Ph.D. in economics from the University of Magdeburg and degree in economics from the University of Mannheim.

Craig A. Tooman, MBA has served as a supervisory director since 2019. Mr. Tooman has experience in the biopharmaceutical industry spanning more than 30 years, including more than 15 years of such experience as the Chief Executive Officer and Chief Financial Officer at several public companies. Mr. Tooman currently serves as the President, Chief Executive Officer and as a member of the board of directors of Silence Therapeutics plc. He was previously the Chief Financial Officer of Silence. Prior to joining Silence, from September 2019 to January 2021, he served as CFO and COO at Vyome Therapeutics, Inc., and prior to his tenure at Vyome, from November 2013 to July 2019, Mr. Tooman served as CFO, and then subsequently as CEO and Board Director of Aratana Therapeutics, where he successfully negotiated a merger with Elanco. Before Aratana, from 2005 to 2010, Mr. Tooman served as the CFO of Enzon Pharmaceuticals until its acquisition by Sigma Tau, and prior to that he led the $1.1 billion M&A initiative and integration of ILEX Oncology and Genzyme Corporation. Mr. Tooman has also held key positions at Pharmacia, and Upjohn. Mr. Tooman also serves on the Board of Directors of Ondine Biomedical Inc. Mr. Tooman earned his MBA in finance from the University of Chicago and a Bachelor of Arts degree in economics from Kalamazoo College.

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

Michael Brosnan, BSc has served as a supervisory director since June 2023. Mr. Brosnan has spent over 25 years of his career in positions of financial leadership, with broad experience and international stock markets. Until his retirement in 2019, he was the CFO of Fresenius Medical Care Management AG, a publicly listed company, headquartered in Germany, a worldwide leader in dialysis products and services, where Mr. Brosnan held full global financial responsibility and oversaw several major acquisitions. Previously, he held senior financial positions at Polaroid Corporation and he was an audit partner at KPMG. He currently serves as chairman of the audit committee and member of the supervisory board at Daimler Truck Holdings AG. Mr. Brosnan holds a degree in business administration and accounting from Northeastern University, Boston.

Birgit Antje Hofmann has served as a supervisory director since June 2024. Birgit Hofmann is a leader in environmental innovations, electromobility, and battery technology, currently heading the department at the German Federal Ministry for Economic Affairs and Climate Action that oversees such sectors. She brings experience in promoting innovation and the adoption of new technologies, particularly those aimed at decarbonizing and digitizing key industrial sectors in Germany and Europe. In her current role, Birgit leads several task forces focused on the creation and scaling up of new firms. She has also developed and implemented policies for structural change in industrial sectors and turnaround strategies for individual firms. She also focuses on the importance of dialogue and collaboration between the public sector, public administration, and enterprises to build sustainable and technologically advanced industries. Before her current position, Birgit served as deputy head of the Department for European Aspects of Industrial Policy, head of the department for automotive policy and was a member of Germany’s permanent representative to the OECD in Paris. She holds a Master of Economics from the University of Constance and was a visiting fellow at Harvard University in Cambridge, Massachusetts, USA.

B.   Compensation

Remuneration and Other Benefits to Supervisory and Managing Directors as of December 31, 2024

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

We did not provide pension, retirement or similar benefits to our managing directors and supervisory directors in the year ended December 31, 2024.

Supervisory Board

Compensation of Supervisory Directors

For the year ended December 31, 2024, the cash compensation paid to our supervisory directors for services in all capacities was €632,689. The following table sets forth the aggregate compensation and benefits provided to our supervisory board members for services in the year ended December 31, 2024.

	Cash	Total
	Compensation	Compensation
Name	(€)	(€)(3)
Baron Jean Stéphenne, MSc, MBA	123,750	160,968
Mathias Hothum, PhD	96,250	125,194
Craig A. Tooman, MBA	96,250	123,305
Viola Bronsema, PhD(1)	33,242	33,242
Debra Barker, MD	82,500	104,268
Klaus Schollmeier, PhD	68,750	85,380
Michael Brosnan, BSc.	96,250	111,936
Birgit Antje Hofmann(2)	35,697	35,697
(1)	Dr. Bronsema resigned from the Supervisory Board of CureVac N.V. on June 24, 2024.
(2)	Ms. Hofmann joined the Supervisory Board of CureVac N.V. on June 24, 2024.
(3)

This column represents the total of cash compensation and value of shares delivered in 2024 and does not include RSUs held by certain of the supervisory board members, as described in the share ownership section below.

Management Board

Compensation of Managing Directors

For the year ended December 31, 2024, the aggregate compensation accrued or paid to our managing directors for services in all capacities was €3,791,588. The following table sets forth the compensation and benefits provided to our management board for services in the year ended December 31, 2024.

			All other	Total
	Salary	Bonus(1)	Compensation(2)	Compensation(3)
Name*	(€)	(€)	(€)	(€)
Alexander Zehnder, MD, MBA	600,000	212,500	117,199	929,699
Pierre Kemula(4)	297,500	85,706	810,381	1,193,587
Malte Greune, Ph.D	367,833	121,956	50,962	540,751
Myriam Mendila, MD	425,000	155,064	25,416	605,480
Thaminda Ramanayake, MBA(5)	234,657	117,913	66,515	419,086
Axel Sven Malkomes(6)	59,027	35,417	8,541	102,985
(1)	This amount represents the annual variable amount accrued in full in 2024 for the year 2024 based on a percentage of yearly gross remuneration for reaching certain targets agreed upon with the supervisory board, as described further below. These amounts may differ from actual amounts that will be paid in 2025 as the Compensation Committee assesses the performance of the management team. This amount also includes the actual variable amounts paid in 2024 and the corresponding reversal of the accruals booked in 2023 for 2024.

(2)	All other compensation includes other monetary benefits and contributions to social security insurance, if any. This column does not include the value of shares delivered in 2024.
(3)	This column does not include the virtual shares, options or RSUs held by certain of the management board members, as described in the “Virtual Share Ownership of Managing Directors” table below.
(4)	Mr. Kemula resigned as a managing director of CureVac N.V. on October 31, 2024.
(5)	Mr. Ramanayake was formally appointed as a managing director of CureVac N.V. on June 1, 2024.
(6)	Mr. Malkomes was formally appointed as a managing director of CureVac N.V. on November 11, 2024.

Bonus Plan

We maintain and implement a management bonus plan for our managing directors. Under the management bonus plan, we provide a variable bonus payment as a component of management compensation of 50% of the individual’s annual base salary, depending on management level. We agree upon the respective individual target bonus amount with each employee on an individual contractual basis. The annual performance review is used to measure the achievement of objectives. The Supervisory Board finally decides on the goal achievement of the Managing Directors. The bonus payment is calculated based on the individual’s degree of target bonus achievement, which is then calculated as a percentage of annual base salary, and is generally paid out in the following year, after our auditor approves our financial statements for the respective fiscal year. The bonus is calculated on a pro rata basis if the individual joins or leaves CureVac during the year.

Equity Incentive Plans

We maintain a virtual share plan (the “Prior VSOP”) for members of the management board and the supervisory board. As of December 31, 2024, there are 4,026,224 virtual shares outstanding and no awards are available for issuance under the Prior VSOP. Ten percent (10%) of each award under the Prior VSOP became exercisable upon expiration of the 180-day lock-up period following the closing of CureVac’s IPO, which occurred on February 9, 2021. The exercise case “Liquidity after IPO” which relates to certain minimum trading volumes of the CureVac N.V. shares and liquidity levels being reached led to a second 10% portion of the (vested) virtual shares becoming exercisable on the first anniversary after the IPO on August 14, 2021, a third 10% portion of the (vested) virtual shares becoming exercisable on the second anniversary of the IPO on August 14, 2022, a fourth 10% portion of the (vested) virtual shares becoming exercisable on the third anniversary of the IPO on August 14, 2023 and a fifth 10% portion of the (vested) virtual shares becoming exercisable on the third anniversary of the IPO on August 14, 2024. The remaining portion of this award may be exercised (in whole or in part) upon the occurrence of certain defined triggering events, including, but not limited to, drug approval or the sale by a majority shareholder of 5% of our outstanding shares, in each case subject to the terms and conditions of the Prior VSOP. All rights under the Prior VSOP will terminate following the ninth calendar year of our listing on Nasdaq. The Prior VSOP was restructured upon the completion of our Corporate Reorganization. Following this restructuring, upon vesting of virtual shares, the holder will be able to exchange his or her virtual shares (in whole or in part) for cash or common shares of CureVac N.V. (instead of shares of CureVac SE) on a 1 to 133.0778 basis.

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

In connection with our initial public offering, we established the Long Term Incentive Plan “LTIP” (the “Plan”) pursuant to which we may grant options, restricted stock, restricted stock units, share appreciation rights and other equity and equity-based awards to our employees, managing directors and supervisory directors, consultants or other advisors. As of December 31, 2024, there are 6,364,996 awards outstanding and 27,285,743 shares remained available for issuance under the Plan. The maximum number of common shares underlying awards granted pursuant to the Plan, including the awards granted under the New VSOP and the common shares underlying outstanding awards under the Prior VSOP, will not exceed an equivalent of 15% of our issued share capital from time to time. The Plan is administered jointly by our management board, supervisory board and compensation committee. Awards under the Plan may be granted to our employees, managing directors and supervisory directors, consultants or other advisors. Awards under the Plan may be conditioned upon the achievement or satisfaction of certain performance criteria. The vesting conditions for awards under the Plan are determined by the Committee and will be set forth in the applicable award documentation. The Plan provides for special provisions for good leavers and bad leavers as well as for a change in control of CureVac N.V.

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

Compensation Committee

The compensation committee consists of Craig A. Tooman (as chairman), Michael Brosnan, Mathias Hothum and Birgit Hofmann. The compensation committee assists the supervisory board in determining compensation for our management and supervisory board members.

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

Nomination and Corporate Governance Committee

The nomination and corporate governance committee consists of Craig Tooman (as chairman), Mathias Hothum, Michael Brosnan and Birgit Hofmann. The nomination and corporate governance committee assists our supervisory board in identifying individuals qualified to become our managing directors or supervisory directors consistent with criteria established by us and in developing our code of business conduct and ethics. The composition of our nomination and corporate governance committee deviates from the best practice provisions of the DCGC, because half of its members are not independent within the meaning of the DCGC because of their affiliation with dievini or KfW. As permitted by the listing requirements of Nasdaq, we opted out of Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations.

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

Service Agreements

Consulting Agreement with Craig Tooman

With the approval of the supervisory board, we entered into a consulting agreement with Craig Tooman, a current member of our supervisory board, in January 2023 (the “Tooman Consulting Agreement”), whereby Mr. Tooman agreed to provide consulting services and to advise on the strategic and operative planning of CureVac´s organization. The Tooman Consulting Agreement provided for a term of one year, payment of certain travel and out-of-pocket expenses in addition to his consulting fee and restrictive covenants (including covenants related to confidentiality and proprietary information). The contract was duly terminated at the end of the contract term.

Consulting Agreement with Debra Barker

With the approval of the supervisory board, we entered into a consulting agreement with Debra Barker, a current member of our supervisory board, in January 2023 (the “Barker Consulting Agreement”), whereby Ms. Barker agreed to provide consulting services and to advise on the strategic and operative planning of the fast-track build-up of state-of-the-art oncology clinical pipeline. The Barker Consulting Agreement provided for a term of one year, payment of certain travel and out-of-pocket expenses in addition to her consulting fee and restrictive covenants (including covenants related to confidentiality and proprietary information). The contract was duly terminated at the end of the contract term.

Consulting Agreement with Ralf Clemens

With the approval of the supervisory board, we entered into a consulting agreement with Dr. Clemens, a former member of our supervisory directors, in March 2013 (the “Clemens Consulting Agreement”), whereby Dr. Clemens agreed to provide consulting services and agreed to act as a member of our scientific advisory board for an indefinite period. The Clemens Consulting Agreement provides for a notice of termination period of four weeks, payment of certain travel and out-of-pocket expenses in addition to his consulting fee and restrictive covenants (including covenants related to confidentiality and proprietary information). In addition, we entered with the approval of the supervisory board into a consulting agreement with GRID EUROPE in June 2023 (the “GRID Consulting Agreement”). The consulting services were provided by Dr. Clemens. The Grid Consulting Agreement included the information of the Scientific Committee of the Supervisory Board on latest mRNA based clinical activities and global policies. The Grid Consulting Agreement provided for a term of six months, payment of certain travel and out-of-pocket expenses in addition to his consulting fee and restrictive covenants (including covenants related to confidentiality and proprietary information). The contract was duly terminated at the end of the contract term.

Management Board Service Contracts

We entered into management board service agreements (the “Management Contracts”) with the following current or former managing directors: Dr. Zehnder, Mr. Kemula, Mr. Malkomes, Dr. Greune, Dr. Mendila and Mr. Ramanayake. The Management Contracts generally provide for a 12-month notice period, a base salary, certain administrative allowances, an annual variable payment expressed as a percentage of annual base salary that is dependent on the achievement of certain objectives agreed to by the supervisory board and a severance payment upon termination of the Management Contracts. The supervisory board is entitled to grant managing directors additional compensation at its discretion. The managing directors are also eligible to participate in a virtual stock plan or equivalent plan that is established in a manner substantially similar to other of the executive officers.

The Management Contracts provide for the following restrictive covenants: (i) a non-compete during employment and for 12 months after termination; (ii) a non-solicit of employees during employment and for one year after termination; and (iii) a perpetual confidentiality covenant. Under the Management Contracts, we are obligated to pay the managing directors compensation for the duration of their post-employment non-compete period in monthly installments that are equal to half of the total compensation they received prior to their termination.

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

On October 31, 2024, Mr. Kemula stepped down as CureVac’s Chief Financial Officer.

Employment Contract with Axel Sven Malkomes

We entered into an employment contract with Axel Sven Malkomes in October 2024, or the Malkomes Employment Contract, pursuant to which Mr. Malkomes agreed to serve on the management board with an indefinite term, subject to a notice period of 12 months. The Malkomes Employment Contract also provides that Mr. Malkomes be entitled to the reimbursement of certain administrative costs.

Employment Contract with Malte Greune

We entered into an addendum to the employment contract with Malte Greune in April 2022, or the Greune Addendum, pursuant to which Dr. Greune agreed to an indefinite extension of his service on the management board, subject to a notice period of 12 months, but in any case not before July 31, 2024. The Greune Addendum also provides that Dr. Greune be entitled to the reimbursement of certain administrative costs.

Employment Contract with Myriam Mendila

We entered into an employment contract with Myriam Mendila in June 2022, or the Mendila Employment Contract, pursuant to which Dr. Mendila agreed to serve on the management board with an indefinite term, subject to a notice period of 12 months. The Mendila Employment Contract also provides that Dr. Mendila be entitled to the reimbursement of certain administrative costs.

Employment Contract with Thaminda Ramanayake

We entered into an employment contract with Thaminda Ramanayake in April 2024, or the Ramanayake Employment Contract, pursuant to which Mr. Ramanayake agreed to serve on the management board with an indefinite term, subject to a notice period of 12 months. The Ramanayake Employment Contract also provides that Mr. Ramanayake be entitled to the reimbursement of certain administrative costs.

D.   Employees

As of December 31, 2024, we employed 983 total employees worldwide, 825 of whom were full-time, 245 of whom hold Ph.D. or M.D. degrees, 362 of whom were engaged directly or indirectly in production, 439 of whom were engaged in research and development activities, 44 of whom were engaged in clinical and regulatory activities, 12 of whom were engaged in marketing and sales activities, and 126 of whom were engaged in management, business development or marketing, finance, human resources or administrative support. Of our 983 total employees, 937 work in Germany, 13 work in Belgium, 24 work in the Netherlands and 9 work in the United States. We are not subject to collective bargaining agreements or similar labor contracts and have a workers’ council established since November 2021.

E.   Share Ownership

Share Ownership of Supervisory Directors

The following table sets forth the share ownership of our supervisory directors as of March 15, 2025.

		Percentage of
	Number of	Shares
Name	Shares	Outstanding	Voting Rights
Baron Jean Stéphenne, MSc, MBA	40,495	0.02%	40,495
Mathias Hothum, Ph.D.	124,811	0.06%	124,811
Craig A. Tooman, MBA	27,793	0.01%	27,793
Debra Barker, MD.	22,686	0.01%	22,686
Klaus Schollmeier, Ph.D.	17,697	0.01%	17,697
Michael Brosnan, BSc.	19,749	0.01%	19,749
Birgit Antje Hofmann (1)	—	—	—

(1)Ms. Hofmann joined the Supervisory Board of CureVac N.V. on June 24, 2024.

Restricted Stock Unit Ownership of Supervisory Directors

The following table sets forth the restricted stock unit (RSU) ownership of our supervisory directors as of March 15, 2025.

Name	Number of RSUs	Title	Vesting Date
Baron Jean Stéphenne, MSc, MBA	6,741	CureVac LTIP 2023 RSUs	Dec 31, 2025
Baron Jean Stéphenne, MSc, MBA	29,256	CureVac LTIP 2024 RSUs	1/2 on Dec 31, 2025 & 1/2 on Dec 31, 2026
Mathias Hothum, Ph.D.	5,243	CureVac LTIP 2023 RSUs	Dec 31, 2025
Mathias Hothum, Ph.D.	22,754	CureVac LTIP 2024 RSUs	1/2 on Dec 31, 2025 & 1/2 on Dec 31, 2026
Craig A. Tooman, MBA	5,243	CureVac LTIP 2023 RSUs	Dec 31, 2025
Craig A. Tooman, MBA	22,754	CureVac LTIP 2024 RSUs	1/2 on Dec 31, 2025 & 1/2 on Dec 31, 2026
Debra Barker, MD	4,494	CureVac LTIP 2023 RSUs	1/2 on Dec 31, 2025
Debra Barker, MD	19,504	CureVac LTIP 2024 RSUs	1/2 on Dec 31, 2025 & 1/2 on Dec 31, 2026
Klaus Schollmeier, Ph.D.	3,746	CureVac LTIP 2023 RSUs	Dec 31, 2025
Klaus Schollmeier, Ph.D.	16,253	CureVac LTIP 2024 RSUs	1/2 on Dec 31, 2025 & 1/2 on Dec 31, 2026
Michael Brosnan, BSc.	4,187	CureVac LTIP 2023 RSUs	1/2 on Dec 31, 2025 & 1/2 on Dec 31, 2025
Michael Brosnan, BSc.	22,754	CureVac LTIP 2024 RSUs	1/2 on Dec 31, 2025 & 1/2 on Dec 31, 2026

(1)Ms. Hofmann joined the Supervisory Board of CureVac on June 24, 2024.

RSU awards which have vested and have been delivered as shares are not included in the table above. The RSUs included in the table above which have not yet vested or been settled (delivered as shares) are not included in the fully diluted shares outstanding.

Share Ownership of Managing Directors

The following table sets forth the share ownership of our managing directors as of March 15, 2025.

		Percentage
	Number of	of Shares
Name*	Shares	Outstanding	Voting Rights
Alexander Zehnder, MD, MBA	29,346	0.01%	29,346
Axel Sven Malkomes(1)	—	—%	—
Myriam Mendila, MD	21,766	0.01%	21,766
Malte Greune, Ph.D	33,549	0.02%	33,549
Thaminda Ramanayake(2)	—	—%	—
(1)	Mr. Malkomes was formally appointed as a managing director of CureVac N.V. on November 11, 2024.
(2)	Mr. Ramanayake was formally appointed as a managing director of CureVac N.V. on June 1, 2024.

Option Ownership of Supervisory Directors

The following table sets forth the option ownership of our supervisory directors as of March 15, 2025.

			Exercise
	Number of		Price
Name	Options	Title	(in USD)	Expiration Date
Baron Jean Stéphenne, MSc, MBA	55,743	LTIP Option Award 2025	3.48	February 23, 2035
Mathias Hothum, Ph.D.	43,356	LTIP Option Award 2025	3.48	February 23, 2035
Craig A. Tooman, MBA	43,356	LTIP Option Award 2025	3.48	February 23, 2035
Debra Barker, MD.	37,162	LTIP Option Award 2025	3.48	February 23, 2035
Klaus Schollmeier, Ph.D.	30,968	LTIP Option Award 2025	3.48	February 23, 2035
Michael Brosnan, BSc.	43,356	LTIP Option Award 2025	3.48	February 23, 2035

Option Ownership of Managing Directors

The following table sets forth the option ownership of our managing directors as of March 15, 2025.

			Exercise
	Number of		Price
Name	Options	Title	(in USD)	Expiration Date
Alexander Zehnder, MD, MBA	144,379	LTIP Option Award 2023	6.66	April 1, 2033
Alexander Zehnder	375,000	LTIP Option Award 2025	3.48	February 23, 2035
Axel Sven Malkomes(1)	225,000	LTIP Option Award 2025	3.48	February 23, 2035
Myriam Mendila	175,000	LTIP Option Award 2025	3.48	February 23, 2035
Malte Greune	20,000	LTIP Option Award 2021	84.03	July 1, 2025
Malte Greune	25,000	LTIP Option Award 2022	19.35	March 1, 2032
Malte Greune	175,000	LTIP Option Award 2025	3.48	February 23, 2035
Thaminda Ramanayake(2)	25,000	LTIP Option Award 2024	3.80	May 31, 2034
Thaminda Ramanayake	175,000	LTIP Option Award 2025	3.48	February 23, 2035
(1)	Mr. Malkomes was formally appointed as a managing director of CureVac N.V. on November 11, 2024.
(2)	Mr. Ramanayake was formally appointed as a managing director of CureVac N.V. on June 1, 2024.

Restricted Stock Unit Ownership of Managing Directors

The following table sets forth the restricted stock unit (RSU) ownership of our managing directors as of March 15, 2025.

Name	Number of RSUs	Title	Vesting Date
Alexander Zehnder, MD, MBA	13,617	CureVac LTIP 2023 RSUs	Dec 31, 2025
Alexander Zehnder, MD, MBA	70,922	CureVac LTIP 2024 RSUs	1/2 on Dec 31, 2025 & 1/2 on Dec 31, 2026
Axel Sven Malkomes(1)	10,465	CureVac LTIP 2024 RSUs	1/2 on Dec 31, 2025 & 1/2 on Dec 31, 2026
Myriam Mendila	9,737	CureVac LTIP 2023 RSUs	Dec 31, 2025
Myriam Mendila	50,237	CureVac LTIP 2024 RSUs	1/2 on Dec 31, 2025 & 1/2 on Dec 31, 2026
Malte Greune	9,532	CureVac LTIP 2022 RSUs	Dec 31, 2024
Malte Greune	5,000	CureVac LTIP 2022 supplemental RSUs - with performance criteria	1/2 on Dec 31, 2022 & 1/2 on Dec 31, 2023
Malte Greune	43,735	CureVac LTIP 2024 RSUs	Dec 31, 2025
Malte Greune	8,334	CureVac LTIP 2023 supplemental RSUs - without performance criteria	Dec 31, 2025
Thaminda Ramanayake(2)	40,163	CureVac LTIP 2024 RSUs	1/2 on Dec 31, 2025 & 1/2 on Dec 31, 2026
(1)	Mr. Malkomes was formally appointed as a managing director of CureVac N.V. on November 11, 2024.
(2)	Mr. Ramanayake was formally appointed as a managing director of CureVac N.V. on June 1, 2024.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 15, 2025 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;
●	each managing director and supervisory director; and
●	all managing directors and supervisory directors as a group.

The number of common shares beneficially owned by each entity, person, supervisory director or managing director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 15, 2025, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person. The table is based on information supplied by our managing directors and supervisory directors and by Schedules 13D and Schedules 13G, if any, filed with the SEC.

The percentage of outstanding common shares is computed on the basis of 225,155,874 common shares outstanding as of March 15, 2025. Common shares that a person has the right to acquire within 60 days of March 15, 2025 are also deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of the supervisory board and management board as a group. Unless otherwise indicated below, the address for each beneficial owner is CureVac SE, Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany.

	Shares Beneficially Owned
Shareholder	Number	Percentage
5% Shareholders:
Dietmar Hopp(1)	82,532,244	36.7%
Kreditanstalt für Wiederaufbau(2)	29,871,441	13.3%
Glaxo Group Limited	16,591,937	7.4%

Managing Directors:
Alexander Zehnder, Ph.D.	29,346	*
Axel Sven Malkomes	—	—%
Myriam Mendila, MD	21,766	*
Malte Greune, Ph.D.	33,549	* %
Thaminda Ramanayake MBA	—	—

Supervisory Directors:
Baron Jean Stéphenne, MSc, MBA	40,495	*
Mathias Hothum, Ph.D.(3)	70,306,571	31.2%
Craig A. Tooman, MBA	27,793	*
Debra Barker, MD	22,686	* %
Klaus Schollmeier, Ph.D.	17,597	*
Michael Brosnan, BSc.	19,749	* %
All Managing Directors and Supervisory Directors as a Group:	70,519,552	31.32%
*	Represents beneficial ownership of less than 1%.

(1)	This information is based on a Schedule 13D filed with the SEC on February 24, 2023 by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, DHFS II Holding GmbH & Co. KG (“DHFS II Holding”) and Zweite DH Verwaltungs GmbH (“Zweite DH”). dievini is the record holder of 70,181,760 shares and DH-LT Investments is the record holder of 8,753,595 shares. Mr. Hopp is the record holder of 158,700 shares and is the sole shareholder of a company that is the record holder of 33,517 shares. Zweite DH is the record holder of 3,404,672 shares. DH-Capital and OH Beteiligungen, are collectively the holders of 100% of the limited partner interest in dievini. DH-Capital and OH Beteiligungen each hold a 50% limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini. The sole general partner of dievini with the authorization to represent are dievini Verwaltungs GmbH and Dr. Hothum; however, 100% of the shares of dievini Verwaltungs GmbH are held by dievini so dievini Verwaltungs GmbH is not considered to have control over dievini. The managing directors of dievini Verwaltungs GmbH are Dietmar Hopp and Dr. Hothum. Voting and dispositive decisions made within dievini Verwaltungs GmbH regarding the securities held by dievini are made by at least two managing directors acting together; however, Dietmar Hopp is entitled to represent dievini Verwaltungs GmbH solely. Therefore, in their capacity as managing directors, Dietmar Hopp and Dr. Hothum share voting and dispositive power over the shares held by dievini, and may be deemed to beneficially own such shares held by dievini; however, each of Dietmar Hopp and Dr. Hothum disclaims beneficial ownership of the shares held by dievini except to the extent of their pecuniary interests therein. The address for dievini, DH-LT Investments and Dietmar Hopp is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Str. 57, 69190 Walldorf, Germany, the address for DH-Capital and OH Beteilungen is Heidelberger Straße 43, 69168 Wiesloch, Germany, the address for Oliver Hopp, Daniel Hopp, DHFS II Holding and Zweite DH is Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany.
(2)	This information is based on a Schedule 13D filed with the SEC on February 24, 2023 by KfW, or Kreditanstalt für Wiederaufbau, an institution (Anstalt des öffentlichen Rechts) organized under public law of the Federal Republic of Germany. The Federal Republic of Germany holds 80% of KfW’s subscribed capital, and the German federal states (Länder) hold the remaining 20%. The address for KfW is Palmengartenstrasse 5-9, 60325 Frankfurt am Main, Germany.
(3)	Includes 70,181,760 shares held by dievini Hopp BioTech holding GmbH & Co. KG that may also be deemed beneficially owned by Dr. Mathias Hothum, 95,504 shares held by MH-LT-Investments GmbH and 29,307 shares held by Dr. Mathias Hothum.

Each of our shareholders is entitled to one vote per common share. None of the holders of our shares will have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders.

B.   Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2024, with any of our management and supervisory directors and the holders of more than 5% of our common shares.

dievini Hopp BioTech holding GmbH & Co. KG, Walldorf

As of December 31, 2024, dievini holds the majority of our capital stock and is the controlling shareholder. In 2024 and 2023, a total of €0 and €1,000 was paid to dievini Hopp BioTech Holding GmbH & Co. KG as a reimbursement of travel cost, respectively. Molecular Health GmbH, or Molecular Health, is a subsidiary of dievini. In December 2024, we concluded a contract with Molecular Health, according to which Molecular Health provides services in conjunction with the identifying of transcription factors and non-transcription factors that could be targeted in a specific therapeutic area. In fiscal year 2024, a liability amounting to € 71,000 to Molecular Health with respect to research and development was recorded.

Rittershaus law firm, Mannheim

A consulting agreement dated December 15, 2005, was in place for an indefinite term with the law firm Rittershaus Rechtsanwälte Partnerschaftsgesellschaft mbB, Mannheim (Rittershaus). The agreement was replaced by a new consulting agreement dated January 1, 2015.

The agreement can be terminated without notice by us and with notice of three months to the end of the quarter by Rittershaus. In fiscal years 2022, 2023 and 2024, consulting fees of € 518,000, € 212,000 and € 280,000 were paid to Rittershaus, respectively. Prof. Dr. Christof Hettich, who was one of the managing directors of dievini until June 2022, is a partner of Rittershaus and also serves as a Chairman of the Board of Directors of Molecular Health GmbH.

Antony Blanc

In 2020, a consulting agreement between CureVac AG and Clarentis SRL was made. Clarentis SRL is a wholly owned consulting company of Antony Blanc, PhD, the CBO of CureVac. In addition to his Management Board position at CureVac, Antony also took over the role as Management Director at CureVac Belgium SA. He executed this function by using Clarentis SRL. As Antony Blanc has left the company as of November 30, 2023, CureVac and Antony Blanc signed a settlement agreement as of September 26, 2023. CureVac paid € 107,000 in 2024 (2023: € 85,000, 2022: € 69,000) under the agreements.

Dr. Florian von der Mülbe

Consulting agreements between CureVac Printer GmbH and Florian von der Mülbe related to the years 2022 to 2024 have been executed. In 2023 and 2024, CureVac paid € 146,000 and € 20,000, respectively, under such agreement related to 2022.

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

●	We agreed to prepare and provide KfW our interim financials not later than 30 days after the end of each quarter. In addition, not later than 30 days prior to the start of each fiscal year we agreed to prepare and provide KfW our operating plans that shall include certain projections regarding our financials, our business plan relating to the succeeding fiscal year including our development plans, financial and investment plans, budgeted and projected figures and other information and forecasts. Our supervisory board needs to approve the planning by a simple majority vote. In addition, subject to certain limitations, the member of our supervisory board designated (nominiert) by KfW shall, to the extent not prohibited by any mandatory law and/or Nasdaq rules, be entitled to pass on and discuss any information received in his or her capacity as a member of the supervisory board with KfW and certain governmental agencies and offices of the federal government of the federal republic of Germany, however, restricted to the extent required for KfW and any of the aforementioned institutions to comply with their respective obligations. We are obligated to also provide to KfW upon its request such information that is reasonably requested by KfW for the management and the controlling of KfW’s shareholding in us in order for KfW and certain other institutions as of the Federal Republic of Germany to comply with their respective obligations;
●	KfW has the right to designate (nominieren) one member of our supervisory board for appointment by the general meeting (and to prompt the recall of such member of the supervisory board at its sole discretion) as long as KfW’s shareholding in our share capital is at least 10% in accordance with the arrangements included in our articles of association. Furthermore, our pre-IPO shareholders shall, to the extent legally permissible, ensure that any established advisory board or any other comparable panel of our subsidiaries or affiliate shall also provide KfW the right, upon its discretion, to include a member to be designated (nominieren);
●	We need to reasonably cooperate with each of our pre-IPO shareholders to provide them with information that is mandatory for their tax obligations;
●	If we fail to withhold taxes on certain amounts paid to a pre-IPO shareholder, its affiliates and certain related persons of such pre-IPO shareholder (excluding a shareholder that was not our shareholder prior to the 2020 Private Investment), and such certain amounts are reimbursable or creditable to such pre-IPO shareholder, its affiliates and certain related persons of such pre-IPO shareholder, then such pre-IPO shareholder needs to use his or her best efforts in order to obtain a credit or reimbursement from the applicable tax authority and such credit or reimbursement shall be paid to us;
●	We are obligated to use the funds raised in the 2020 Private Investment solely to fund the (i) development of our proprietary pipeline, including earlier stage assets currently in preclinical development, (ii) research and development activities to expand our mRNA platform technology, in particular with respect to our vaccine candidate against SARS-CoV-2 and other infectious diseases and (iii) manufacturing capacities for mRNA-based drug product candidates and future approved products;

●	We entered into a Global Access Agreement with the Gates Foundation in February 2015 pursuant to which we are required to take certain actions to support the Gates Foundation’s mission. We may be required to redeem all, or to facilitate the purchase by a third party of all, the shares held in us by the Gates Foundation as per the date of the ISA on certain terms that may not be favorable to us, if we receive from the Gates Foundation a notification that we have (a) committed a material breach of certain commitments under the Global Access Agreement, (b) used the funds received from the Gates Foundation for purposes other than those described in the Global Access Agreement, including not for the (i) finance of our facility to be used inter alia to manufacture vaccines and drugs in support of the Gates Foundation’s charitable purpose, (ii) continued development of technology for prophylactic and therapeutic mRNA vaccines and drugs against infectious diseases and vaccine adjuvants, comprised of long, non-coding RNA molecules and formulation/delivery technology necessary to develop the mRNA vaccines and drugs, or the Platform Technology, (iii) the use of the Platform Technology to advance vaccine and drug candidates in support of the Gates Foundation charitable purpose and/or (c) failed to comply with certain U.S. regulatory and tax obligations, or together the BMGF Default, and the BMGF Default continues to exist following a cure period. In addition, if we are required but fail to purchase all of the shares held in us by the Gates Foundation as per the date of the ISA, we shall not be allowed to pay dividends, redeem the shares of any other shareholder (other than repurchases at cost of shares from our employees, officers, directors, consultants or other persons performing services for us pursuant to agreements under which we have the option to repurchase our shares upon the occurrence of the termination of employment or service) or otherwise make any other distribution to any of our shareholders in connection with their shares. In addition, if within 12 months after such redemption or sale, we close an underwritten public financing or a change of control occurs and the valuation used for such underwritten public financing or a change of control, as the case may be, is in excess of 200% of the valuation used for the redemption or the sale of the shares held by the Gates Foundation, we will need to pay the Gates Foundation compensation equal to the excess of what it would have received in such transaction if it still held its shares at the time of such underwritten public financing or a change of control over what it received in the sale or redemption of its shares had the BMGF Default not occurred. For further information regarding the Global Access Agreement see “Item 4. Information on the Company — B. Business Overview — Collaborations — Gates Foundation Partnership;”
●	Upon the consummation of our initial public offering, we agreed to file, and filed, an application for continuation of tax book value (Antrag auf Buchwertfortführung acc. to Sec. 21 par. 1 second and third sentences of the German Tax Conversion Act — UmwStG) regarding the shares of CureVac AG (currently CureVac SE) that has been transferred as part of our initial public offering, as set out above, with the respectively competent tax authorities within four (4) months after the date of the ISA at the latest; and
●	We agreed to provide pre-IPO shareholders holding at least 10% of our share capital certain information required to facilitate the disposition of our shares held by any such pre-IPO shareholder, or in some circumstances to provide information that we intend to file with the SEC and in such case we may be required to take into account the input of such pre-IPO shareholder holding prior to the filing with the SEC. In addition, we agreed that upon a written request of such a pre-IPO shareholder, we will add such pre-IPO shareholder holding to our liability insurance as a named insured in connection with the consummation of a registered offering, but any related premium shall be borne by such pre-IPO shareholder holding at least 10% of our share capital; and dievini and certain other limited pre-IPO shareholders agreed to bear the economics with respect to the Prior VSOP for a total of up to 60,175 participation rights corresponding with 10% of our share capital as of February 1, 2015, in the amount of altogether €601,750,000. In case of an exercise event under the Prior VSOP, dievini and such other limited pre-IPO shareholders agreed to transfer common shares up to a pre-determined amount to allow us to fulfill any claims of the beneficiaries under the Prior VSOP.

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

In connection with our adjustment of our external European manufacturing network after the withdrawal of our EMA dossier for our vaccine candidate, CvnCoV, we were involved in disputes with three former contract manufacturers.

In February 2022, we were served with a request for arbitration filed with the German Arbitration Institute by Wacker Biotech B.V. seeking payments based on a terminated agreement with us. The proceedings were decided by final arbitral award in June 2024. The arbitration tribunal granted part of Wacker’s claims (approx. 30%) and rejected part of them (approx. 70%). In April 2022, Celonic Deutschland GmbH & Co.KG initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against us also requesting payments based on a terminated agreement. The proceedings were decided by final arbitral award in May 2024. The arbitration tribunal granted part of Celonic’s claims (approx. 65%) and rejected part of them (approx. 35%). In August 2022, Rentschler Biopharma SE initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against us. Rentschler’s claims were based on the assumption that certain agreements between Rentschler and CureVac Manufacturing GmbH (then: CureVac Real Estate GmbH) had been terminated due to the withdrawal of our EMA dossier for CVnCoV or alternatively that CureVac would have been obliged to terminate these agreements. The proceedings were decided by final award in April 2024. Rentschler’s claims were dismissed in their entirety.

In addition, we are involved in several intellectual property related legal proceedings.

In June 2022, we filed a lawsuit against BioNTech in the Düsseldorf Regional Court for infringement of several of CureVac’s patents and utility models because of the manufacture, use and sale of Comirnaty. Additionally, certain of our patents and utility models are part of infringement claims in Germany filed by BioNTech. For all such patents and utility models, parallel invalidity claims (nullity, oppositions and cancellation actions) were filed by BioNTech. CureVac has withdrawn its infringement claim in relation to two utility models based on a settlement with Acuitas, which is discussed below. In December 2023, the Federal Patent Court in Germany revoked one patent which is part of the infringement claim. CureVac has appealed this decision before the German Federal Court of Justice. An oral hearing is scheduled for July 14, 2026. The proceedings before the Düsseldorf Regional Court regarding this patent are suspended until a final decision of the German Federal Court of Justice.

In November 2022 and November 2023, BioNTech filed cancellation actions against two of our utility models in the German Patent and Trademark Office. In a first instance decision the German Patent and Trademark Office cancelled both utility models. CureVac has appealed the decisions with the Federal Patent Court. The infringement proceedings before the Düsseldorf Regional Court regarding these two utility models are suspended until a decision from the Federal Patent Court is made.

In November 2023 BioNTech filed a cancellation action in the German Patent and Trademark Office against a third utility model which is part of the litigation with BioNTech. An oral hearing is scheduled for July 8, 2025. The infringement proceedings before the Düsseldorf Regional Court regarding this utility model are suspended until a first instance decision from the German Patent and Trademark Office is made. In April 2023, BioNTech and Pfizer, among others, filed oppositions against one of our European patents, which is part of the infringement, claim at the European Patent Office. On March 27, 2025, the European Patent Office maintained such patent in an amended form. The infringement proceedings before the Düsseldorf Regional Court regarding this patent were suspended until the first instance decision from the European Patent Office. A hearing at the Düsseldorf Regional Court is scheduled for July 1, 2025.

In December 2023 and January 2024, BioNTech and Pfizer, among others, filed oppositions against another of our European patents, which is also part of the litigation at the European Patent Office. An oral hearing is scheduled from May 13 until May 15, 2025. The infringement proceedings litigation before the Düsseldorf Regional Court regarding this patent are suspended until a first instance decision from the European Patent Office is made. A hearing at the Düsseldorf Regional Court is scheduled for July 1, 2025, provided the patent is maintained at the European Patent Office.

In September 2022, BioNTech and Pfizer filed a declaration of non-infringement and revocation action against two of CureVac’s patents in the Patents Court of the Business and Property Courts of England and Wales. We counterclaimed that such patents are valid and infringed by Comirnaty and subsequently added a third patent to our counterclaim. In a judgement provided on October 8, 2024, the High Court issued an order revoking the UK designation of two patents. The Court of Appeal declined CureVac’s request to appeal this decision. CureVac has withdrawn its counterclaim regarding the third patent.

In July 2022, BioNTech and Pfizer filed a complaint in the U.S. District Court for the District of Massachusetts seeking a declaratory judgment of non-infringement of several of CureVac’s patents by Comirnaty. Subsequently we successfully filed a motion to have the case transferred to the Eastern District of Virginia. In May 2023, CureVac filed a counterclaim alleging infringement of several of our U.S. patents by the manufacture and sale of Comirnaty. Pfizer and BioNTech filed a counterclaim alleging non-infringement and validity of the asserted rights.

In May 2023, the case was transferred to the Eastern District of Virginia pursuant to CureVac’s request.

In November 2023, Acuitas filed a motion to intervene and a motion to sever and stay the U.S. proceedings between CureVac and BioNTech with respect to four U.S. patents. Simultaneously, Acuitas filed a separate case in the Eastern District of Virginia claiming co-inventorship for the same patents. In October 2023, Acuitas initiated arbitration proceedings against CureVac. Acuitas requested a declaration of the tribunal that Acuitas co-owns a patent family which is part of CureVac’s litigation against BioNTech and Pfizer in Germany and the United States and asserted additional consequential claims. In April 2024, CureVac and Acuitas settled these claims, and the legal proceedings involving CureVac and Acuitas have been terminated. Pursuant to its obligations under the settlement agreement, CureVac has withdrawn its infringement claims against BioNTech and Pfizer for certain utility models and patents before German and U.S. courts.

A jury trial before the court in the Eastern District of Virginia was scheduled for March 3, 2025, for the remaining claims brought by CureVac and BioNTech in the U.S. On initiative of the court the trial has been rescheduled to September 8, 2025.

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

Dividends and Dividend Policy

We have never paid or declared any cash dividends on our common shares in the past, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the further development and expansion of our business. Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by our articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of our management board with the approval of our supervisory board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our management board and supervisory board deem relevant.

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

We incorporate by reference into this Annual Report on Form 20-F the description of our Articles of Association effective upon the closing of our last public offering contained in our Registration Statement on Form F-3 (File No. 333-259613), under “Description of Share Capital and Articles of Association” filed with the SEC on September 17, 2021. Such description sets forth a summary of certain provisions of our articles of association, and certain descriptions of applicable Dutch law as currently in effect.

C.   Material Contracts

See “Item 4. Information on the Company — B. Business Overview — Significant Agreements.”

D.   Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, applicable anti-money-laundering regulations and similar rules and provided that, under certain circumstances, payments of such dividends or other distributions must be reported to the Dutch Central Bank (De Nederlandsche Bank) at their request for statistical purposes. There are no special restrictions in the articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.

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

Material Dutch Tax Considerations

Scope of Discussion

This section only outlines certain material Dutch tax consequences of the acquisition, holding and disposal of our common shares. This summary does not purport to set forth all possible tax considerations or consequences that may be relevant to a holder or prospective holder of our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, it should be treated with corresponding caution.

This section is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the tax rates, tax brackets and deemed returns applicable on the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change may invalidate the contents of this section, which will not be updated to reflect such change. Where this section refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.

This section is intended as general information only and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, holding and disposal of our common shares. Holders or prospective holders of our common shares should consult their own tax advisor regarding the Dutch tax consequences relating to the acquisition, holding and disposal of our common shares in light of their particular circumstances.

This section does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024; the Dutch implementation of Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union) which may be relevant for a particular holder.

Please note that this section does not set forth the Dutch tax considerations for:

(i)	holders of common shares if such holders have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest exists if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
(ii)	holders of common shares for which the common shares qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of , or right to acquire, 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) the company in which the shares are held is a related entity (statutorily defined term);
(iii)	holder of common shares which are or who are entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the common shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). Generally, a holder of common shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds and interest of 5% or more in our nominal paid-up share capital;
(iv)	pension funds, investment institutions (fiscale beleggingsinstellingen), tax-exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax, entities that have a function comparable to an investment institution or a tax-exempt investment institution, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and
(v)	holders of common shares who are individuals and for whom the common shares or any benefit derived from the common shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

Withholding Tax on Dividends

Regular Dutch Dividend Withholding Tax

Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of our common shares.

The expression “dividends distributed” includes, but is not limited to:

●	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
●	liquidation proceeds, proceeds from the redemption of common shares, or proceeds from the repurchase of common shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those common shares as recognized for Dutch dividend withholding tax purposes;

●	an amount equal to the nominal value of common shares issued or an increase of the nominal value of common shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
●	partial repayment of the paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the nominal value of the common shares concerned has been reduced by an equal amount by way of an amendment of our articles of association. The term “net profits” includes anticipated profits that have yet to be realized.

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

Dividend Stripping

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention. The burden of proof with respect to beneficial ownership of dividends distributed by us rests on the Dutch tax authorities. If, however, a shareholder would receive dividends, including dividends on the common shares, in a calendar year in respect of which an aggregate amount of €1,000 in Dutch dividend withholding tax would otherwise be due based on the rate of 15%, the burden of proof with respect to beneficial ownership of such dividends lies with the shareholder. Furthermore, for shares traded on a regulated market, including the common shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.

Conditional Withholding Tax on Dividends

In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by us to a Related Entity (as defined below), if such Related Entity:

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

(v)	is not resident in any jurisdiction (also a hybrid mismatch); or
(vi)	is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid holding a Qualifying Interest in the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021).

For purposes of this section:

“Related Entity” means an entity (i) that has a Qualifying Interest in the Company or (ii) in which a third party has a Qualifying Interest if such third party also has a Qualifying Interest in the Company.

“Qualifying Interest” means a direct or indirectly held interest – either by an entity individually or, if an entity is part of a Qualifying Unity, jointly – that enables such entity or such Qualifying Unity to exercise a definitive influence over another entity’s decisions and allows it to determine that other entity’s activities (as interpreted by the European Court of Justice in case law on the right of freedom of establishment (vrijheid van vestiging)).

“Qualifying Unity” means entities acting together with the main purpose or one of the main purposes of avoiding Dutch conditional withholding tax at the level of any of those entities (kwalificerende eenheid).

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution 2025: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2025: 25.8%).

Dual Tax Residency

We are incorporated under the laws of the Netherlands, and we are therefore a Dutch tax resident for Dutch domestic tax law purposes, including Dutch withholding tax purposes. However, we are also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany and therefore we are a dual tax resident. Based on the so-called tie-breaker provision (the “Tie-Breaker Provision”) included in Section 4(3) of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income (the “Tax Treaty”) as in effect on the date hereof, our tax residence in either the Netherlands or Germany for the purposes of the Tax Treaty should be determined on our place of effective management. As long as our place of effective management is in Germany, and the Tie-Breaker Provision and the reservation made by Germany with respect to the Tie-Breaker Provision as part of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting are not changed, we should exclusively be a tax resident of Germany for purposes of the Tax Treaty. As a consequence, the Netherlands will be restricted from imposing Dutch dividend withholding tax on dividends distributed by us pursuant to Section 10(5) of the Tax Treaty, except for dividends distributed to Dutch Resident Entities, Dutch Resident Individuals and Non-Resident Holders if the common shares are attributable to a permanent establishment in the Netherlands of such Non-Resident Holder.

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally, if the holder of common shares is a Dutch Resident Entity, any benefits derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2025).

Dutch Resident Individuals

If the holder of common shares is a Dutch Resident Individual, any benefits derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.5% in 2025), if:

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

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the common shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the common shares are in principle not subject to Dutch income tax.

The Dutch Resident Individual’s assets and liabilities taxed under this regime, including the common shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the common shares, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (y) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2025).

The deemed return applicable to other investments, including the common shares, is set at 5.88% for the calendar year 2025. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of common shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

On June 6 and June 14, 2024, the Dutch Supreme Court (Hoge Raad) ruled that the current Dutch income tax regime for savings and investments in specific circumstances contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “ Rulings”). This is, in short, the case in the event the deemed return on the investment assets exceeds the actual return realized in respect thereof (calculated in line with the rules set out in the Rulings and successfully demonstrated by the taxpayer).

Holders of common shares are advised to consult their own tax advisor to ensure that the tax in respect of the common shares is levied in accordance with the applicable Dutch tax rules at the relevant time.

Non-residents of the Netherlands

A holder of common shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch income tax in respect of income derived or deemed to be derived from the common shares or in respect of capital gains realized on the disposal or deemed disposal of the common shares, provided that:

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

In the case of dividends received by corporations whose statutory seat and effective place of management are not located in Germany and that are therefore not tax resident in Germany, two-fifths of the withholding tax deducted and remitted are refunded without the need to fulfill all prerequisites required for such refund under the EU Parent Subsidiary Directive or under a double taxation treaty or if no double taxation treaty has been concluded between the state of residence of the shareholder. However, such refund is subject to the German anti-directive/treaty shopping provision of Section 50d paragraph 3 of the German Income Tax Act (Einkommensteuergesetz).

In order to receive a refund pursuant to a double taxation treaty or the aforementioned option for foreign corporations, the shareholder has to register and electronically submit a n application via the Federal Central Tax Office’s online portal (www.elster.de/bportal) and upload certain documents during the application, i.a. a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that withheld the tax.

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

Exceptions from the flat tax rate (satisfied by withholding at source) (Abgeltungsteuer) may apply — that is, only upon application — for shareholders who have a shareholding of at least 25% in CureVac or for shareholders who have a shareholding of at least 1% in CureVac and work for the company in a professional capacity. In such a case, the same rules apply as for sole proprietors holding the shares as business assets. See “— Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s shares as Business Assets  — Sole Proprietors.” Further, the flat rate tax does not apply if and to the extent dividends reduced CureVac taxable income. In this case, i.e., if treated as tax - deductible at the level of CureVac, the dividends paid would be subject to regular taxation at the level of the shareholders (private individuals) with their personal income tax rate plus 5.5% solidarity surcharge thereon and - if applicable - church tax.

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s shares as Business Assets

If a shareholder holds the company’s shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.

Corporations

Dividend income of corporate shareholders is exempt from corporate income tax, provided that the incorporated entity holds a direct participation of at least 10% in the share capital of a company at the beginning of the calendar year in which the dividends are paid. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of the company which a corporate shareholder holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax-exempt dividends are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income tax (plus solidarity surcharge) and trade tax, i.e., tax exemption of 95%. Business expenses incurred in connection with the dividends received are entirely tax-deductible. The participation exemption does not apply if and to the extent dividends reduced CureVac’s taxable income. In this case, i.e., if treated as tax - deductible at the level of CureVac, the dividends paid would be subject to regular taxation at the level of the shareholders (corporations) with corporate income tax incl. solidarity surcharge at 15.825%.

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

Capital losses arising from the sale of the shares can only be offset against other capital gains resulting from the disposition of the shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the sale of shares in stock corporations in future years. The further limitation for the utilization of losses in case of a derecognition or transfer of worthless shares (or other capital assets) - a loss offset was only possible up to the amount of €20,000 per calendar year – was abolished in 2024 with effect for all open cases. Credit institutions may implement this change with effect as of 1 January 2026.

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

Treasury regulations that apply to taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Subsequently released notices from the IRS indicate, however, that Treasury and the IRS are considering proposing amendments to such Treasury regulations and allow, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations until the date that further IRS guidance is released. U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any non-U.S. taxes imposed on them. This discussion does not apply to investors in this special situation. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.

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

Passive Foreign Investment Company Rules

Under the Code, we will generally be a “passive foreign investment company,” or a PFIC, for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. The value of a non-U.S. corporation’s goodwill that is associated with activities that produce, or are intended to produce, active income is generally an active asset for purposes of the asset test unless, for U.S. federal income tax purposes, the non-U.S. corporation is a “controlled foreign corporation,” or CFC, that is not publicly traded “for the taxable year.” If a non-U.S. corporation is a CFC that is not publicly traded for the taxable year, its PFIC status under the asset test is determined by using the U.S. tax basis of its assets rather than their fair market value and therefore the market value of its goodwill is generally disregarded. Generally, a non-U.S. corporation is a CFC if more than 50% of its shares’ voting power or value is owned, directly, indirectly or constructively, by “United States shareholders” (as defined in Section 951(b) of the Code). Although it is not certain, we may be or may have been a CFC in our 2024 taxable year. However, under Treasury regulations promulgated in 2020, the fair market value of our assets (including goodwill) can be used for purposes of the asset test provided that (i) we are publicly traded on the majority of days during our taxable year or (ii) we would not be a CFC if certain constructive ownership rules were not applied. We believe, and the remainder of this discussion assumes, that we are eligible to use the fair market value of our assets for purposes of the asset test, for our 2024 taxable year.

Based on the composition of our income and assets during 2024, we do not believe that we were a PFIC for our 2024 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Whether we will be a PFIC in 2025 or any future year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2025 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status. In addition, we may, directly or indirectly, have held or hold equity interests in other PFICs, collectively referred to as Lower-Tier PFICs. Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of the stock of Lower-Tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-Tier PFIC and (ii) a disposition of shares of a Lower-Tier PFIC, in each case as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly. U.S. Holders should consult their tax advisors about the consequences to them of our investment in one or more Lower-Tier PFICs.

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

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a foreign currency) and the amounts held as cash and cash equivalents. Our consolidated financial statements are reported in euros. We incur a portion of our expenditures in certain non-euro currencies, principally U.S. dollars. Our results of operations can be affected if the U.S. dollar appreciates or depreciates against the euro. As of December 31, 2024, if the euro had weakened 10% against the U.S. dollar with all other variables held constant, pre-tax profit (2023: pre-tax loss) for the year would have been €1.4 million (2023: €4.9 million) lower and post-tax profit (2023: post-tax loss) would have been €1.0 million lower (2023: €3.5 million). Conversely, if the euro had strengthened 10% against the U.S. dollar with all other variables held constant, pre-tax profit (2023: pre-tax loss) would have been €1.1 million (2023: €4.0 million) higher and post-tax profit (2023: post-tax loss) would have been €0.8 million (2023: €2.8 million) higher. The effects on pre- and post-tax profit/loss and (accumulated) other comprehensive income due to fact that our subsidiary CureVac Inc.’s functional currency is the U.S. dollar would still have been immaterial at December 31, 2023 and 2024.

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

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our cash and cash equivalents with floating interest rates. If interest rates as of December 31, 2023 and 2024, had been 1% higher while all other variables had remained the same, the net profit (2023: net loss) for the year (before tax) would have been €4.8 million higher (2023: €4.0 million lower), because higher interest income would have been generated from floating rates on invested cash and cash equivalents.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.   Material Modifications to Instruments

Not applicable.

B.   Material Modifications to Rights

Not applicable.

C.   Withdrawal or Submission of Assets

Not applicable.

D.   Changes in Trustees or Paying Agents

Not applicable.

E.   Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

A.   Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, our management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), has performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2024. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer, together with our other members of management, have concluded that, as of December 31, 2024, due to a material weakness in internal control over financial reporting described below, our disclosure controls and procedures were not effective.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”.

Our management has concluded, based on its evaluation and in connection with preparing the consolidated financial statements included in Item 18, that our internal control over financial reporting was not effective as of December 31, 2024 due to material weaknesses with regards to i) inadequate maintenance of general information technology controls related to segregation of duties over user access to our accounting system that is critical to the Company’s financial reporting process; and (ii) lack of sufficiently trained personnel within the organization with expertise, responsibility and accountability for the design, effective operation, and documentation of internal control over financial reporting. This resulted in (a) the inadequate design and documentation of management review controls to sufficiently address the appropriate level of precision used in the design, performance and documentation of such controls; (b) the failure to design and maintain effective controls over the review, approval, and documentation of manual journal entries; and (c) a lack of consistent performance of controls over financial reporting.

Notwithstanding the material weakness identified as of December 31, 2024, our management has concluded that the consolidated financial statements included in this Annual Report on Form 20-F, present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS as issued by IASB.

Remediation plan

Management is committed to enhancing our internal control environment and remediating these material weaknesses as soon as possible. During 2024, management made progress in remediating previously identified material weakness related to “lack of appropriate level of technical accounting training” and the “lack of sufficient accounting and supervisory personnel” by conducting internal trainings and engaging third parties to support accounting for non-routine transactions and income taxes. Even though management successfully implemented the IT functionality for segregation of duties related to manual journal entries and purchase order approval to remediate the material weakness identified in 2022, management concluded the process-level automated and manual controls that are dependent upon general IT controls over user access to our accounting system were also ineffective.

Management’s planned remediation measures for the material weaknesses identified as of December 31, 2024 include (i) continuing to conduct training sessions for our staff focused on sufficiently address their roles and responsibilities as well as overall ICFR knowledge and understanding for properly designing and documenting our internal controls including management review controls considering PCAOB’s Staff Audit Practice Alert No. 11 (SAPA 11) criteria as well as the completeness and accuracy of the information we use to support our financial reporting; (ii) introducing an accountability framework including performance measures and metrics to hold individuals accountable for proper execution of internal controls; (iii) designing, implementing and maintaining additional controls over manual journal entries; (iv) conducting an analysis evaluating identified segregation of duties conflicts and critical access to be resolved or addressed by enhancing controls over user access monitoring controls to enforce appropriate system access and segregation of duties; and (v) engaging third parties, as required, to assist with technical expertise, integration and streamlining of process-level controls.

We have already begun certain efforts and activities toward remediating the material weaknesseses. The actions we are taking are subject to ongoing senior management review, as well as Audit Committee oversight. We are committed to establishing and maintaining a strong internal control environment and implementing measures designed to help ensure that the material weaknesses will be remediated as promptly as possible.

We will determine that our material weaknesses have been fully remediated only after we have (i) implemented and tested the necessary changes and (ii) observed the remediated controls operate for a sufficient period of time for us to determine that such controls are operating effectively. We may also conclude that additional measures or costs are required to remediate the material weaknesses in our internal control over financial reporting. We will monitor and report the effectiveness of our remediation plan and refine our remediation plan as appropriate.

Management believes the foregoing plans will effectively remediate the deficiencies constituting the material weaknesses. However, there is no assurance as to when such remediation will be successful. As the remediation plans are implemented, management may take additional measures or modify the plan described above. See “Item 3. Key Information — D. Risk Factors — We have identified material weaknesses in our internal control related (i) inadequate maintenance of general information technology controls related to segregation of duties over user access to our accounting system that is critical to the Company’s financial reporting process; and (ii) lack of sufficiently trained personnel within the organization with expertise, responsibility and accountability for the design, effective operation, and documentation of internal control over financial reporting, if not remediated appropriately or timely, could result in loss of investor confidence and adversely impact our stock price. If we are unable to remediate the material weakness, or if other material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”

C.   Attestation Report of the Registered Public Accounting Firm

KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm who audited the consolidated financial statements as of and for the year ended December 31, 2024, has also audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. Their reports are included in this Annual Report on Form 20-F beginning on page F-3.

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

KPMG has served as our independent registered public accounting firm for the years ended December 31, 2024 and 2023, for which audited financial statements appear in this Annual Report. EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“EY”) served as our independent registered public accounting firm for the year ended December 31, 2022, for which audited financial statements appear in this Annual Report.

Audit Fees

We incurred fees of €1.5 million and €1.2 million to KPMG for audit services for fiscal 2024 and 2023, respectively, including fees associated with the annual audit, consultations on various accounting issues, performance of local statutory audits and comfort letters and review of offering documents filed with the SEC.

Audit-Related Fees

No audit-related services fees were incurred for fiscal 2024 and 2023.

Tax Fees

We incurred €25,000 and €96,000 to KPMG for tax fees for fiscal 2024 and 2023, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2024 and 2023, respectively.

All Other Fees

We incurred €40, 000 fees for services other than those categorized in Audit Fees, Audit-Related Fees and Tax Fees described above to KPMG in 2024 and none of those fees in 2023.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2024, our Audit Committee approved all of the services provided by KPMG.

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

Under Dutch law, the management board is charged with the management of the company which includes setting the company’s policies and strategy, subject to the restrictions contained in our articles of association, and the supervisory board is charged with the supervision of the policy of the management board and the general course of affairs of the company and of the business connected with it. The managing directors and the supervisory directors may divide their tasks among themselves in or pursuant to the internal rules applicable to the management board and the supervisory board, respectively. Each managing director and supervisory director has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or breakup of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the management board regarding a material change in our identity or character requires approval of the general meeting. In addition, during the initial approval period, the following additional resolutions of the management board will require approval of the general meeting and our supervisory board:

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

Director Terms

The Netherlands. The DCGC provides the following best practice recommendations on the terms for tenure of managing directors and supervisory directors:

●	Managing directors should be appointed for a maximum period of four years, without limiting the number of consecutive terms managing directors may serve.
●	Supervisory directors should be appointed for two consecutive periods of no more than four years. Thereafter, supervisory directors may be reappointed for a maximum of two consecutive periods of no more than two years, provided that the reasons for any reappointment after an eight-year term of office should be disclosed in the company’s annual report.

The general meeting shall at all times be entitled to suspend or dismiss a managing director or supervisory director. Under our articles of association, the general meeting may only adopt a resolution to suspend or dismiss such director by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of the issued share capital, unless the resolution is passed at the proposal of the supervisory board or, with respect to supervisory directors nominated by dievini or KfW, by dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) during the nomination period for dievini (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) or by KfW (or its legal successor or permitted assigns under the KfW dievini Shareholders’ Agreement) during the nomination period for KfW, respectively, in which case a simple majority of the votes cast is sufficient. In addition, the supervisory board may at any time suspend a managing director. A suspension by the supervisory board can at any time be lifted by the general meeting. If a managing director or a supervisory director is suspended and the general meeting does not resolve to dismiss him or her within three months from the date of such suspension, the suspension shall lapse.

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

Shareholder Rights

Voting Rights

The Netherlands. In accordance with Dutch law and our articles of association, each issued common share and preferred share, if any are outstanding, confers the right to cast one vote at the general meeting. Each holder of shares may cast as many votes as it holds shares. No votes may be cast at a general meeting on shares that are held by us or our direct or indirect subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting.

In accordance with our articles of association, for each general meeting, the management board may determine that a record date will be applied in order to establish which shareholders are entitled to attend and vote at the general meeting. Such record date shall be the 28th day prior to the day of the general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting which must be published in a Dutch daily newspaper with national distribution at least 15 calendar days prior to the meeting (and such notice may therefore be published after the record date for such meeting). Under our articles of association, shareholders and others with meeting rights under Dutch law must notify us in writing or by electronic means of their identity and intention to attend the general meeting. This notice must be received by us ultimately on the seventh day prior to the general meeting, unless indicated otherwise when such meeting is convened.

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

Shareholder Proposals

The Netherlands. Pursuant to our articles of association, extraordinary general meetings will be held whenever required under Dutch law or whenever our management board or supervisory board deems such to be appropriate or necessary. Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of our issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If we have not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the proponent(s) may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting. The court shall disallow the application if it does not appear that the proponent(s) has/have previously requested our management board and supervisory board to convene a general meeting and neither our management board nor our supervisory board has taken the necessary steps so that the general meeting could be held within six weeks after the request. The application shall also be disallowed if the proponent(s) has/have not demonstrated to have a reasonable interest in the convening of the general meeting.

Also, the agenda for a general meeting shall include such items requested by one or more shareholders, or others entitled to attend general meetings, representing at least 3% of the issued share capital, except where the articles of association state a lower percentage. Our articles of association do not state such lower percentage. Requests must be made in writing or by electronic means and received by us at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.

In accordance with the DCGC and our articles of association, a shareholder shall exercise the right of putting an item on the agenda only after consulting the management board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy (for example, the removal of managing directors or supervisory directors), the management board must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the management board must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and shall explore the alternatives. At the end of the response time, the management board shall report on this consultation and the exploration of alternatives to the general meeting. This shall be supervised by our supervisory board. The response period may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which either a response period or statutory cooling-off period (as discussed below) has been previously invoked; or (b) if a shareholder holds at least 75% of the company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.

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

Shareholder Suits

The Netherlands. In the event a third-party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third-party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third-party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt out. This new regime applies to claims brought after January 1, 2020, and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not always bind all individual class members. Even though Dutch law does not provide for derivative suits, managing, directors, supervisory directors and officers can still be subject to liability under U.S. securities laws.

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

Repurchase of Shares

The Netherlands. Under Dutch law, when issuing shares, a public company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire shares in its own capital. A listed public company such as ours may acquire fully paid shares in its own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and its articles of association, such company may repurchase fully paid shares in its own capital if (i) the company’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-in and called-up share capital plus any reserves required by Dutch law or its articles of association and (ii) the aggregate nominal value of shares of the company which the company acquires, holds or on which the company holds a pledge (pandrecht) or which are held by a subsidiary of the company, would not exceed 50% of its then-current issued share capital. Such company may only acquire its own shares if its general meeting has granted the management board the authority to effect such acquisitions (which is not the case in respect of our company).

An acquisition of common shares, and preferred shares if any are outstanding, for a consideration must be authorized by our general meeting. Such authorization may be granted for a maximum period of 18 months and must specify the number of common shares that may be acquired, the manner in which common shares may be acquired and the price limits within which common shares may be acquired.

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

Our management board, subject to approval of our supervisory board, has been authorized, for a period of five years from the completion of our initial public offering (which period ends on August 14, 2025), to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time. We may not subscribe for our own shares on issue.

Delaware. All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Preemptive Rights

The Netherlands. Under Dutch law, in the event of an issuance of common shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the common shares held by such holder (with the exception of common shares to be issued to employees or common shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Our preferred shares carry no preemptive rights. Under our articles of association, the preemptive rights in respect of newly issued common shares may be restricted or excluded by a resolution of the general meeting. Another corporate body, such as the management board, may restrict or exclude the preemptive rights in respect of newly issued common shares if it has been designated as the authorized body to do so by the general meeting. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting to restrict or exclude the preemptive rights or to designate another corporate body as the authorized body to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of our issued share capital is represented at the meeting. Our management board, subject to approval of our supervisory board, has been authorized, for a period of five years from the completion of our initial public offering (which period ends on August 14, 2025), to limit or exclude preemptive rights in relation to an issuance of shares or a grant of rights to subscribe for shares that the management board is authorized to resolve upon. See “—Issuance of Shares.”

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

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

We have adopted an Insider Trading Policy (the “Insider Trading Policy”), which, among other things, governs the purchase, sale and other dispositions of CureVac’s securities by our directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations and the Nasdaq listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

ITEM 16K. Cybersecurity.

Protecting the security and integrity of CureVac’s IT systems and safeguarding the privacy of our business partners, patients and employees along with our intellectual property is a key priority for us. Cybersecurity risks are among the core risks evaluated through our enterprise risk management program.

Our IT security team is responsible for assessing and maintaining our cybersecurity risk management program. Our Head of IT oversees our cybersecurity program and is supported by our Senior Director of Infrastructure & Operations, the IT Leadership Team and other business leaders. Our cybersecurity program is designed to enable the Company to respond to the threat of security breaches and cyberattacks and to protect and preserve the confidentiality, integrity, and continued availability of information assets processed by the Company. Our Senior Director of Infrastructure & Operations and his team are experienced subject matter experts in the field of information security. The Senior Director of Infrastructure & Operations has over 25 years of international experience in information security, IT strategy and IT management, including security consulting. Similarly, our Head of IT has over 25 years of experience in various senior international IT leadership roles. Our internal IT security team is augmented by third parties, who provide additional information security expertise.

To address cybersecurity threats and in an effort to prevent IT system interruptions, we are developing enterprise-wide policies, procedures, and practices based on industry standards, including the ISO 27001 Standard and “BSI-Grundschutz”. CureVac’s systems are regularly patched and updated with supported software releases. We conduct regular internal vulnerability analyses (including simulated hacking) as well as external penetration testing utilizing third parties to verify and ensure the effectiveness of our cybersecurity controls. Our employees are required to participate in our cybersecurity awareness program, which includes access to specific cybersecurity and information security training sessions and content and periodic phishing attack simulations.

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

In 2024, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors–Risks Related to Our Business and Industry” in this Annual Report on Form 20-F.

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
Date: April 10, 2025

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

2.5

Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 as of December 31, 2021 (incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 20-F (File No.

001-39446) filed on April 25, 2024).

4.1

Development and License Agreement by and between CureVac AG and CRISPR Therapeutics AG, dated November 9, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.2

Global Access Commitments Agreement, by and between the Gates Foundation (formerly, the “Bill & Melinda Gates Foundation”) and CureVac GmbH, dated February 13, 2015 (incorporated by reference to Exhibit 10.7 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.3

Definitive Agreement and Project Collaboration Plan for Assessment of RNA Vaccine Technology for Non-live Rotavirus Vaccines in Pre-clinical Models by and between the Gates Foundation (formerly, the “Bill & Melinda Gates Foundation”) and CureVac GmbH, dated May 15, 2014 (incorporated by reference to Exhibit 10.8 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.4

Framework Partnering Agreement between Coalition for Epidemic Preparedness Innovations and CureVac AG, dated February 15, 2019 (incorporated by reference to Exhibit 10.9 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.5

Workpackage Statement (Development of CureVac Outbreak Response To Novel Coronavirus (2019-nCoV)) between Coalition for Epidemic Preparedness Innovations and CureVac AG, dated January 27, 2020 (incorporated by reference to Exhibit 10.10 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.6

Development and Option Agreement, between CureVac AG and Acuitas Therapeutics Inc., dated April 29, 2016 (incorporated by reference to Exhibit 10.11 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.7

Side Agreement and Amendment Number One to the Development and Option Agreement, between CureVac AG and Acuitas Therapeutics Inc., dated December 1, 2016 (incorporated by reference to Exhibit 10.12 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.8

Development and Intellectual Property Agreement, between CureVac AG and Tesla Grohmann Automation GmbH, dated November 24, 2015 (incorporated by reference to Exhibit 10.13 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

Exhibit no.	Description

4.9

Rental contract for commercial premises, between CureVac Real Estate GmbH and Technologieparks Tübingen-Reutlingen GmbH, dated January 31, 2018 (incorporated by reference to Exhibit 10.21 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.10

Rental Contract between CureVac Real Estate GmbH and Fränkel Immobilien-Service GmbH, dated June 6, 2018 (incorporated by reference to Exhibit 10.22 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.11

Supplement to the rental contract, between CureVac Real Estate GmbH and Fränkel Immobilien-Service GmbH, dated July 23, 2018 (incorporated by reference to Exhibit 10.23 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.12

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

4.16	CureVac N.V. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.17	CureVac Virtual Share Plan (incorporated by reference to Exhibit 10.29 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).

4.18

Amendment Two to the Development and Option Agreement, between CureVac AG and Acuitas Therapeutics Inc., dated July 10, 2020 (incorporated by reference to Exhibit 10.34 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.19

Letter Agreement regarding the alignment between the Global Access Commitments Agreement, between CureVac AG and the Gates Foundation (formerly, the “Bill & Melinda Gates Foundation”) and the Collaboration and License Agreement between CureVac AG and Glaxosmithkline Biologicals SA, dated July 15, 2020 (incorporated by reference to Exhibit 10.38 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.20

First Amendment and Joinder to Global Access Commitments Agreement, between CureVac AG, CureVac B.V. and the Gates Foundation (formerly, the “Bill & Melinda Gates Foundation”), dated July 15, 2020 (incorporated by reference to Exhibit 10.39 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.21

Second Amendment to Global Access Commitments Agreement, between the Gates Foundation (formerly, the “Bill & Melinda Gates Foundation”) and CureVac AG, dated July 15, 2020 (incorporated by reference to Exhibit 10.40 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.22	Form of Long Term Incentive Plan of CureVac N.V. (incorporated by reference to Exhibit 10.41 to the Company’s Form F-1 (File No. 333-240076) filed on August 10, 2020).†

4.23

1st Amendment to the Development and License Agreement, effective as of November 9, 2017, between CureVac AG and CRISPR Therapeutics, AG (incorporated by reference to Exhibit 10.42 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

Exhibit no.	Description

4.24

Amendment 4 to Definitive Agreement 1 between the Gates Foundation (formerly, the “Bill & Melinda Gates Foundation”) and CureVac AG, effective November 3, 2020 (incorporated by reference to Exhibit 10.43 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.25

Addendum to Investment and Shareholders’ Agreement among several shareholders and CureVac N.V., dated June 16, 2020 (incorporated by reference to Exhibit 10.44 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.26

Amendment Three to Development and Option Agreement between Acuitas Therapeutics Inc. and CureVac AG, dated December 24, 2020 (incorporated by reference to Exhibit 10.47 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.27

Amendment Number One to the Framework Partnering Agreement between Coalition for Epidemic Preparedness Innovations and CureVac AG, dated December 11, 2020 (incorporated by reference to Exhibit 10.48 to the Company’s Form F-1 (File No. 333-252391) filed on January 25, 2021).†

4.28

Second Amendment to the Shareholders’ Agreement among Kreditanstalt für Wiederaufbau, dievini Hopp BioTechholding GmbH & Co KG and Mr. Dietmar Hopp, dated January 13, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 001-39446) filed on January 13, 2022).

4.29

Consortium Agreement between CureVac AG, CureVac Real Estate GMBH and Glaxosmithkline Biologicals SA, dated February 20, 2022 (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.30

First Amendment to the Collaborative Research Agreement between CureVac AG and Yale University (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 28, 2022).†

4.31

Research and Option Agreement, by and between CureVac AG and myNEO NV, dated May 12, 2022 (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2023).†

4.32

CureVac N.V. Long-Term Incentive Plan (Amended and Restated as of 2024) (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2024).

4.33

1st Amendment of the Research and Option Agreement, by and between CureVac AG and myNEO NV, dated January 12, 2023 (incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2024).†

4.34

Second Amendment to the Development and License Agreement between CureVac SE and CRISPR Therapeutics AG, dated October 27, 2023 (incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2024).†

4.35

Amendment Four to Development and Option Agreement between Acuitas Therapeutics Inc. and CureVac AG, dated February 13, 2024 (incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2024).†

4.36*	License Agreement, between CureVac SE and Glaxosmithkline Biologicals SA, dated June 29, 2024.

8.1*	List of subsidiaries.

11.1*	Insider Trading Policy

12.1**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit no.	Description

13.2**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

15.2*	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

97.1	CureVac N.V. Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F (File No. 001-39446) filed on April 25, 2024).

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104**	Inline Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
†	Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.
*	Filed with this Annual Report on Form 20-F.
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

CureVac N.V.

Consolidated Financial
Statements

As of December 31, 2024 and 2023
and for the years ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
CureVac N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CureVac N.V. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 10, 2025 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of the pDNA production line

As discussed in Note 2 to the consolidated financial statements, the Company evaluates non-financial assets for impairment whenever there is an indication that the related carrying values may be impaired (triggering events). The recoverable amount is determined for an individual asset unless it does not generate cash inflows which are largely independent of those from other assets or groups of assets. Furthermore, the Company operates as a single cash-generating unit (CGU). As described in Note 4.1 to the consolidated financial statements, the pDNA production line within the mRNA Manufacturing Center (mMC) was mothballed, and the commercial production certification process was suspended. Therefore, as this production line has no alternative use and will not generate cash inflows in the future, a full impairment in the amount of EUR 32,126k was recognized.

We have identified the impairment of the pDNA production line as a critical audit matter as the assessment required the application of significant auditor judgment to obtain sufficient audit evidence that the pDNA production line is a separate unit of account and not part of the single CGU of the Company for purposes of impairment testing.

The following are the primary procedures we performed to address this critical audit matter. We assessed management’s accounting analysis of the pDNA production line impairment, including the determination of the unit of account by (1) comparing to the relevant accounting guidance (2) attending a site visit of the mMC, with the site manager of the mMC, to obtain an understanding of how the facility functions and verify that the pDNA production line was not in use and physically separated from other portions of the facility, and (3) obtaining and analyzing board meeting minutes which described the discussion surrounding the future potential use of the pDNA product line and the decision to suspend the completion and future use of this production line. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2023.

Stuttgart, Germany
April 10, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
CureVac N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited CureVac N.V.’s and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 10, 2025 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to i) inadequate maintenance of general information technology controls related to segregation of duties over user access to our accounting system that is critical to the Company’s financial reporting process; and (ii) lack of sufficiently trained personnel within the organization with expertise, responsibility and accountability for the design, effective operation, and documentation of internal control over financial reporting. This resulted in (a) the inadequate design and documentation of management review controls to sufficiently address the appropriate level of precision used in the design, performance and documentation of such controls; (b) the failure to design and maintain effective controls over the review, approval, and documentation of manual journal entries; and (c) a lack of consistent performance of controls over financial reporting. These material weaknesses have been identified and included in management’s assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

Stuttgart, Germany
April 10, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Audit Committee of CureVac N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity and cash flows of CureVac N.V. (the Company) for the year ended December 31, 2022, and the related notes (collectively referred to as the “2022 consolidated financial statements”). In our opinion, the 2022 consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Stuttgart, Germany

April 25, 2023

CureVac N.V.

Consolidated Statements of Operations and
Other Comprehensive Income (Loss)

		Year ended December 31,
(in thousands of EUR, except per share amounts)	Note	2022	2023	2024

Revenue	3.1	67,420	53,758	535,180
Cost of sales	3.2	(183,993)	(124,366)	(105,829)
Selling and distribution expenses		(2,817)	(3,912)	(4,447)
Research and development expenses	3.3	(62,550)	(115,724)	(153,034)
General and administrative expenses	3.4	(104,178)	(91,758)	(69,690)
Other operating income		37,932	9,151	8,917
Other operating expenses		(1,271)	(1,356)	(33,415)
Operating profit / (loss)		(249,457)	(274,207)	177,682
Finance income	13	4,009	16,731	14,028
Finance expenses	13	(3,707)	(2,493)	(829)
Profit / (Loss) before income tax		(249,155)	(259,969)	190,881
Income tax benefit/ (expense)	11	126	(198)	(28,695)
Net profit / (loss) for the period		(249,029)	(260,167)	162,186
Other comprehensive income / (loss):
Foreign currency adjustments		(105)	72	105
Total comprehensive income / (loss) for the period		(249,134)	(260,095)	162,291
Net profit / (loss) per share – basic	12	(1.32)	(1.18)	0.72
Net profit / (loss) per share – diluted	12	(1.32)	(1.18)	0.72

The accompanying notes are an integral part of these consolidated financial statements.

CureVac N.V.

Consolidated Statements of Financial Position

		December 31,	December 31,
(in thousands of EUR)	Note	2023	2024
Assets
Non-current assets
Intangible assets and goodwill	4.1	28,347	25,155
Property, plant and equipment	4.1	236,782	204,946
Right-of-use assets	4.2	41,843	39,706
Other assets		1,702	1,514
Deferred tax assets	11	1,194	5,092
Total non-current assets		309,868	276,412
Current assets
Assets held for sale	5	2,419	1,597
Inventories	6	24,801	541
Trade receivables	3.1	14,326	14,077
Contract assets	3.1	2,758	2,764
Other financial assets		2,661	3,622
Prepaid expenses and other assets	7	23,763	16,271
Current tax assets	11	5,201	5,794
Cash and cash equivalents		402,452	481,748
Total current assets		478,381	526,414
Total assets		788,249	802,827
Equity and liabilities
Equity
Issued capital	8	26,879	26,921
Capital reserve		2,056,110	2,073,444
Treasury Shares		—	—
Accumulated deficit		(1,565,981)	(1,403,796)
Other comprehensive income		(67)	39
Total equity		516,941	696,608
Non-current liabilities
Lease liabilities	4.2	36,819	33,644
Contract liabilities	3.1	48,100	—
Deferred tax liabilities		—	227
Total non-current liabilities		84,919	33,871
Current liabilities
Lease liabilities	4.2	5,005	5,321
Trade and other payables		48,033	17,272
Provisions	10	37,400	1,956
Other liabilities	10	50,717	29,545
Income taxes payable	11	654	18,254
Contract liabilities	3.1	44,580	—
Total current liabilities		186,389	72,348
Total liabilities		271,308	106,219
Total equity and liabilities		788,249	802,827

The accompanying notes are an integral part of these consolidated financial statements.

CureVac N.V.

Consolidated Statements of Changes in Shareholders’ Equity

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserves	Shares	deficit	reserve	equity
Balance as of January 1, 2022	22,454	1,728,658	(5,817)	(1,056,785)	(34)	688,476
Net loss	—	—	—	(249,029)	—	(249,029)
Other comprehensive income (loss)	—	—	—	—	(105)	(105)
Total comprehensive income (loss)	—	—	—	(249,029)	(105)	(249,134)
Share-based payment expense	—	7,539	—	—	—	7,539
Issuance of share capital (net of transaction costs)	829	65,552	—	—	—	66,381
Share issuances and contingent consideration from business combination	103	18,978	—	—	—	19,081
Exercise of options / Settlement of share-based payment awards	14	(3,440)	4,336	—	—	910
Balance as of December 31, 2022	23,400	1,817,287	(1,481)	(1,305,814)	(139)	533,253

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserves	Shares	deficit	reserve	equity
Balance as of January 1, 2023	23,400	1,817,287	(1,481)	(1,305,814)	(139)	533,253
Net loss	—	—	—	(260,167)	—	(260,167)
Other comprehensive income (loss)	—	—	—	—	72	72
Total comprehensive income (loss)	—	—	—	(260,167)	72	(260,095)
Share-based payment expense	—	7,697	—	—	—	7,697
Issuance of share capital (net of transaction costs)	3,453	232,387	—	—	—	235,840
Settlement of share-based payment awards	26	(1,261)	1,481	—	—	246
Balance as of December 31, 2023	26,879	2,056,110	—	(1,565,981)	(67)	516,941

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserves	Shares	deficit	reserve	equity
Balance as of January 1, 2024	26,879	2,056,110	—	(1,565,981)	(67)	516,941
Net profit / (loss)	—	—	—	162,186	—	162,186
Other comprehensive income (loss)	—	—	—	—	105	105
Total comprehensive income (loss)	—	—	—	162,186	105	162,291
Share-based payment expense	—	4,121	—	—	—	4,121
Realized tax benefits on transaction costs of prior years	—	13,386	—	—	—	13,386
Settlement of share-based payment awards	42	(173)	—	—	—	(131)
Balance as of December 31, 2024	26,921	2,073,444	—	(1,403,796)	39	696,608

The accompanying notes are an integral part of these consolidated financial statements.

CureVac N.V.

Consolidated Statements of Cash Flows

		Year ended December 31,
(in thousands of EUR)	Note	2022	2023	2024
Operating activities
Profit / (Loss) before income tax		(249,155)	(259,969)	190,881
Adjustments to reconcile profit / (loss) before tax to net cash flows
Finance income	13	(4,009)	(16,731)	(14,028)
Finance expense	13	3,707	2,493	829
Depreciation and amortization	4	23,741	23,386	18,809
Impairment of intangible assets and property, plant and equipment	4.1	6,594	2,466	35,298
Loss on disposal of non-current assets	4.1	11,981	3,477	646
Impairment of assets held for sale	5	19,064	6,711	—
Impairment of inventory	6	80,021	47,129	23,670
Share-based payment expense	9	9,185	7,697	4,121
Working capital changes
Decrease / (increase) in inventory	6	(47,851)	(47,940)	590
Decrease in trade receivables, contract assets, asset held for sale and other assets		18,470	9,749	11,474
Decrease in trade and other payables and contract liabilities		(96,182)	(30,099)	(140,583)
Decrease in provisions	10	(58,799)	(25,842)	(35,444)
Income taxes paid		(128)	(3,891)	(3,154)
Interest received		1,790	15,852	11,067
Interest paid		(4,606)	(2,375)	(2,325)
Net cash flow provided by / (used in) operating activities		(286,177)	(267,887)	101,851
Investing activities
Purchase of property, plant and equipment	4.1	(88,023)	(52,320)	(14,315)
Purchase of intangible assets	4.1	(5,199)	(2,880)	(4,129)
Acquisition of subsidiary, net of cash acquired		(277)	—	—
Net cash flow provided by / (used in) investing activities		(93,499)	(55,200)	(18,444)
Financing activities
Payments on lease obligations	4.2	(4,221)	(5,193)	(5,114)
Proceeds from the issuance of shares (net of transaction costs)		—	235,840	—
Payment on / proceeds from treasury shares/exercise of options		910	246	—
Proceeds from at-the-market offering program (net of transaction costs)		66,484	—	—
Net cash flow provided by / (used in) financing activities		63,173	230,893	(5,114)
Net increase / (decrease) in cash and cash equivalents		(316,503)	(92,194)	78,293
Effect of exchange rate changes on cash and cash equivalents		836	(1,151)	1,003
Cash and cash equivalents, beginning of period		811,464	495,797	402,452
Cash and cash equivalents, end of period		495,797	402,452	481,748

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

Our end-to-end mRNA capabilities cover discovery, preclinical and clinical development of new mRNA vaccines and therapeutics as well as in-house manufacturing capacities and expertise, which we consider an important part of our strategy to continuously improve our technology platform and maintain flexibility in our developments. The close interaction of our technical development and research teams enables us to rapidly implement innovations and robustness to development and manufacturing processes.

Following a comprehensive operational assessment in 2023 and following the 2024 GSK Agreement (refer to Note 3.1. for further information), we have implemented in 2024 an organizational restructuring to focus our resources on mRNA opportunities in oncology, infectious diseases and other select areas of substantial unmet medical need. The ongoing redesign, including an approximately 30% headcount reduction, is streamlining our structures across most areas of the Company.

We were incorporated pursuant to the laws of the Netherlands as CureVac B.V. on April 7, 2020, to become a holding company for CureVac AG prior to our initial public offering. Pursuant to the terms of a corporate reorganization (the “Corporate Reorganization”), all of the outstanding shares in CureVac AG were contributed and transferred to CureVac B.V. in a capital increase in exchange for common shares of CureVac B.V. and, as a result, CureVac AG became a wholly-owned subsidiary of CureVac B.V. and then current shareholders of CureVac AG became the shareholders of CureVac B.V. Immediately following such exchange, and prior to the listing of our common shares on Nasdaq, we converted into a public company (naamloze vennootschap) under Dutch law pursuant to a Dutch notarial deed of amendment and conversion, following which our legal name became CureVac N.V. As part of our Corporate Reorganization, outstanding shares of all series in CureVac AG were exchanged for common shares in CureVac N.V.

We are registered in the commercial register at the Netherlands Chamber of Commerce under company number 77798031 (RSIN 861149336). Our principal executive offices are located at Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany.

During fiscal 2024, dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, was the largest shareholder of CureVac. Together with its related parties, dievini held shares and voting rights in CureVac of appr. 37% (prior year: 37 – 43%) during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

2. Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were authorized by the Management Board for presentation to the Supervisory Board on April 8, 2025. The Group’s consolidated financial statements are presented in Euros (EUR), which is also the parent company’s functional currency. Unless otherwise stated, the numbers are rounded to thousands of Euros, except per share amounts. Due to rounding, differences may arise when individual amounts or percentages are added together.

The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern. No commercial products have been marketed yet as CureVac is still in the development phase. Hence, the Group is raising capital to perform research & development activities and to advance its technologies up to a successful development and regulatory approval of its products. To reach its development and commercialization objectives, the Group will seek additional funding through collaboration or licensing agreements or other financing activities. While the Group’s business projections could be unfavorably affected by being unable to obtain funding or to enter into collaboration or license agreements on acceptable terms, CureVac’s cash and cash equivalents will be sufficient to fund operating expenses and capital expenditure requirements for at least 12 months from the issuance date of the financial statements. This anticipates that for the foreseeable future the Group will continue to operate. Thus, no adjustments to the consolidated financial statements have been made related to the Group not being able to continue as a going concern.

Details of the Group’s accounting policies, including changes thereto, are described below. The accounting policies have been consistently applied to all years presented unless otherwise stated.

Basis of consolidation

Subsidiaries are entities controlled by the Group. The Group “controls” an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The consolidated financial statements include the Company’s wholly-owned subsidiaries CureVac SE (until September 26, 2022: CureVac AG, Tübingen, Germany), CureVac Inc. (Boston, Massachusetts, USA), CureVac Manufacturing GmbH (prior years: CureVac Real Estate GmbH, Tübingen, Germany), CureVac Corporate Services GmbH (Tübingen, Germany), CureVac RNA Printer GmbH (Tübingen, Germany), CureVac Swiss AG (Basel, Switzerland – incorporated in 2021) and CureVac Belgium SA (Ottignies-Louvain-la-Neuve, Belgium – incorporated in 2022). Effective July 1, 2022, we acquired Frame Pharmaceuticals B.V., Amsterdam, Netherlands (Frame Pharmaceuticals), which was renamed to CureVac Netherlands B.V. Effective January 1, 2024, the Group merged the two entities CureVac Manufacturing GmbH and CureVac RNA Printer GmbH, with CureVac Manufacturing GmbH as the surviving entity and CureVac RNA Printer GmbH as the disappearing entity.

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

The Group primarily generates revenue from its licensing and development agreements with its customers, which include collaboration partners for the development of mRNA medicines against a variety of targets in diseases and conditions. These arrangements typically contain multiple contractual promises, including (i) licenses, or options to obtain licenses to the Group’s mRNA technology, as well as related research and development technology services, (ii) delivery of products, and (iii) research and development services. Such arrangements provide for various types of payments to the Group, including upfront fees, funding of research and development services, payment for delivered products, development, regulatory and commercial milestone payments, license fees, and royalties on product sales, all of which may be satisfied at different points in time. In addition, outlicensing agreements are entered into without any further significant contractual obligations.

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

Sometimes an IP license is granted together with research and development services relating to the technology. In such cases, the services are not considered distinct from the licenses and form a bundle. The Group considers the services within the bundle to be predominant, therefore, revenue is recognized as the service is rendered. The Group generally recognizes revenue, including any upfront payment, attributable to the license on a straight-line basis, which reflects the performance of services by the Group towards satisfaction of the obligation, over the contractual or estimated performance period, which is typically from the effective date of the related collaboration agreement through to the estimated date of Marketing Authorization Application (MAA) or Biologics License Application (BLA) for a product developed under the agreement. The determination of the date of MAA or BLA is an estimate given the uncertainty inherent in developing innovative pharmaceutical products and is based upon development plans with the customer, which are subject to change, clinical trials, and approval of regulatory authorities. Changes in the estimated date of market entry could have a material impact on the amount and timing of revenue the Group records in future periods.

When an IP license is considered to be distinct, the Group determines whether it provides the customer with either (1) a right to access the IP throughout the license period (for which revenue is recognized over the license period) or (2) a right to use the IP as it exists at the point in time that the license is granted (for which revenue is recognized at a point in time where the customer can first use and benefit from the license). Licenses that meet all of the following criteria provide access to an entity’s IP:

●	the contract requires, or the customer reasonably expects, that the Group will undertake activities that significantly affect the IP to which the customer has rights;
●	the rights granted by the license directly expose the customer to any positive or negative effects of CureVac’s activities identified above; and
●	those activities do not result in the transfer of a good or service to the customer as those activities occur.

If the criteria above are met, the Group accounts for the promise to grant a license as a performance obligation satisfied over time because the customer will simultaneously receive and consume the benefit from the Group’s performance of providing access to its IP as the performance occurs. If the criteria above are not met, the nature of the Group’s promise is to provide a right to use the Group’s IP as that exists (in terms of form and functionality) at the point in time at which the license is granted. As the customer can direct the use of and obtain substantially all of the remaining benefits from the license at the point in time at which the license transfers to the customer, the Group accounts for the promise to provide a right to use the Group’s IP as a performance obligation satisfied at a point in time.

If a contract contains several performance obligations, the transaction price must be allocated to each distinct performance obligation. The allocation is made in relation to the stand-alone selling prices of the goods or services at the time the contract is concluded If the stand-alone selling prices of goods and services delivered under a contract are not directly observable the stand-alone selling prices should be estimated. The method used should result in an estimate that faithfully represents the price that an entity would charge for the goods or services if they were sold separately.

The method used to estimate the stand-alone selling prices should be applied consistently to similar arrangements. Suitable methods include, but are not limited to:

●	Adjusted market assessment approach
●	Expected cost plus a margin approach
●	Residual approach, in limited circumstances.

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

Collaboration agreements may also provide a customer with the option to acquire additional goods or services. In these cases, the Group determines whether the customer was granted a material right. A material right is a right that the customer would not receive without having entered into the contract – for example a discount that is incremental to the range of discounts typically given for those goods or services to that class of customer in that market.

Product sales related to collaboration agreements include RNA products and are recognized over time as goods are produced because such goods have no alternative use. Otherwise, revenue for product sales is recognized at a point in time. Revenue from certain research and development services, delivered as a distinct performance obligation under the collaboration agreements, are recognized over time as the services are provided. Revenue from granting of IP licenses (right to use) are recognized at a point in time.

A receivable is recognized when the consideration is unconditional and only the passage of time is required before payment is due. Amounts received prior to satisfying the above revenue recognition criteria are recorded as contract liability in the statement of financial position.

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

i) Financial assets

Initial recognition and measurement

Financial assets are classified at initial recognition at: amortized cost; fair value through other comprehensive income (OCI) or fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables are measured at the transaction price determined under IFRS 15.

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

In fiscal 2022, 2023 and 2024, the Group only had the following financial assets to be measured at amortized cost:

●	Cash and cash equivalents
●	Trade receivables
●	Other financial assets

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of operations when the asset is derecognized, modified, or impaired.

ii) Financial liabilities

The Group’s material financial liabilities consist of lease liabilities and trade payables.

Trade payables at initial recognition are accounted for at fair value and subsequently at amortized costs. The material accounting policy information regarding accounting for leases liabilities is described below.

Acquired intangible assets

Acquired intangible assets are mainly comprised of software and licenses.

The estimated useful lives for each intangible asset class are as follows:

Software	3 to 10 years
Licenses	9 to 20 years
Technology	8 years

The cost of the intangible assets, less estimated residual value, is amortized using the straight line method over the estimated useful life

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

Leasehold improvements	5 to 14 years
Technical equipment and machines	5 to 15 years
Other equipment, furniture and fixtures	3 to 14 years

The estimated useful lives are reviewed regularly and revised if necessary. The cost of the property, plant and equipment, less estimated residual value, is depreciated using the straight line method over the estimated useful life.

The depreciation method remained unchanged from 2022 through 2024. The residual values of the assets are generally considered to be zero.

Impairment of non-financial non-current assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset may be impaired. If there is any indication of impairment (triggering event) or if an annual impairment test is required, as is the case for goodwill, the Group estimates the recoverable amount. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case it is determined at the level of the cash-generating unit (CGU). The recoverable amount of an asset is the higher of the asset’s or CGU’s fair value less costs of disposal or its value-in-use. If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is impaired and written down to its recoverable amount. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.

In assessing whether the cash flows are largely independent, CureVac considers various factors, including how management manages the company activities and how the CureVac companies are linked in business operations. As management decisions are centralized at group level and the CureVac companies are closely linked in business operations, the Group operates as a single cash-generating unit. Therefore, goodwill is tested for impairment at Group level. The recoverable amount for the Company’s single cash-generating unit is based on fair values less costs of disposal using market capitalization derived from public quotations of the CureVac stock. Impairment losses of intangible assets, other than goodwill, and property plant and equipment are reversed if the facts and circumstances leading to the impairment change in future periods. Impairment losses relating to goodwill cannot be reversed in future periods.

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received as well as any estimated costs to be incurred by the lessee for dismantling and removing the underlying asset. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life, indicated below, or the lease term. Right-of-use assets are subject to impairment. Refer to the section above “Impairment of non-financial assets”.

Land, Buildings and supply installations	1 to 17 years
Vehicles	2 to 4 years
Other equipment	4 to 5 years

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate.

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

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating losses are not provided for.

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

CureVac’s share-based payment awards allow for cash or equity settlement, however it is the Company’s intention and past practice to settle awards in shares. The related share-based payment expense is recorded in the functional cost category to which the award recipient’s costs are classified.

Income Taxes

Income taxes comprise current and deferred tax. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income/loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and adjustments to taxes payable in respect of previous years.

Deferred tax assets are recognized for deductible temporary differences, the carry forward of unused tax credits and any tax loss carryforwards to the extent that it is probable that future taxable income will allow the deferred tax asset to be realized.

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

Tax loss carryforwards are examined by the German taxation authorities and may be adjusted. Furthermore, significant changes in the shareholder and company structure can lead to a reduction in, or limitation on use of, tax loss carryforwards under the current provisions of German tax law.

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

For these combined performance obligations, it must be assessed which of these promises is the predominant promise to determine the nature of the performance obligation. The Group determined that the research and development technology services for the grant of the license is the predominant promise within the (combined) performance obligation as the collaboration partners main interest lies on the development technology services and licenses are granted royalty-free until research and development technology services are finalized.

If the Group shares the risks and benefits of a development project in such a way that the nature of the arrangement is not considered to be purely a customer-vendor-relationship, activities that are determined to be outside of a customer-vendor-relationship are accounted for in consideration of the principles of a joint operation accounting. In such circumstances, the Group must assess if it has joint control together with the other party. The assessment requires judgement as the factors to be analyzed might not result in an unambiguous outcome.

As a result, the promise of the research and development technology services for granting a license is accounted for as a performance obligation satisfied over time as the Group’s customer simultaneously receives and consumes the benefits from the Group’s performance.

●	Allocation of the transaction price to the identified performance obligations

If a contract contains several performance obligations the transaction price must be allocated to each distinct performance obligation. The allocation is made in relation to the stand-alone selling prices of the goods or services at the time the contract is concluded. In case the stand-alone selling price of a performance obligation is not directly observable the stand-alone selling price should be estimated. The method used should result in an estimate that faithfully represents the price that an entity would charge for the goods or services if they were sold separately, and it should result in the allocation of the transaction price meeting the allocation objective of IFRS 15.

Management concluded that in the case of services the expected cost plus a margin approach is the most accurate method to allocate the transaction price.

Since CureVac has not yet established prices for the licenses and the licenses have not previously been sold on a stand-alone basis (i.e. the selling price is uncertain), management concluded that it is permissible to apply the residual approach for the licenses. This means that the allocated transaction price for granting licenses is the residual transaction price after transaction price portions allocated to other performance obligations were subtracted from the total transaction price of the contract.

Impairment of non-financial non-current assets

Judgement was used to determine whether certain property, plant and equipment related to the mRNA Manufacturing Center (mMC) described in Note 4.1 is part of the Company’s single CGU or should be tested for impairment on a stand-alone basis. Based on the strategic restructuring of the Company following the 2024 GSK Agreement (as described in Note 3.1), the Management Board determined that the business case supporting the pDNA production line is no longer viable. Accordingly, completion of this production line was suspended, and no commercial production certification will be pursued for the foreseeable future, resulting in the full impairment of the production line totaling EUR 32,126k. Should the Company’s need for commercial scale production of pDNA change or a new business case for its use be developed and implemented, the impairment is subject to full or partial reversal in future periods.

Changes in accounting policies and disclosures

New and amended standards and interpretations

There were no new standards, interpretations, or amendments required to be adopted in 2024 which were relevant to the Company’s consolidated financial statements.

Standards issued but not yet effective

The following amendments will be adopted effective January 1, 2025, or at a later effective date:

●	Amendments to IAS 21: Lack of Exchangeability
●	Amendments to IFRS 9 and IFRS 7: Classification and measurement of Financial Instruments
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures

CureVac does not expect these standards to have an impact on the Group´s consolidated financial statements.

●	IFRS 18 Presentations and Disclosure in Financial Statements

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group Statement of Operations and Other Comprehensive Income (Loss), the Statement of Cash Flows and the additional disclosures required for Management-defined performance measures (MPMs). The Group will apply the new standard from its mandatory effective date of January 1, 2027. Retrospective application is required, and accordingly the comparative information for the financial year ending December 31, 2025 and 2026 will be restated in accordance with IFRS 18.

3. Notes to the consolidated financial statements

3.1 Revenue from contract with customers

The Group recognized the following revenues in 2022, 2023 and 2024:

	December 31
	2022	2023	2024
	EUR k	EUR k	EUR k
Belgium
GSK	62,263	47,128	519,850
Netherlands
Genmab	1,787	1,197	2,383
Switzerland
CRISPR	3,370	5,425	12,947
Others
Others	—	8	—
Total	67,420	53,758	535,180

During the fiscal year ended December 31, 2024, 2023 and 2022, the Company recognized revenues from:

	over time			point in time
	2022	2023	2024	2022	2023	2024
	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k
i) delivery of research and development services combined with an IP license	44,787	31,051	109,724	—	—	—
ii) research and development services considered distinct within the agreements	19,571	11,395	9,283	—	—	—
iii) delivery of products	—	—	—	3,062	11,312	6,173
iv) granting of IP licenses	—	—	—	—	—	410,000
Total	64,358	42,446	119,007	3,062	11,312	416,173

GlaxoSmithKline

On June 29, 2024, CureVac and Glaxosmithkline Biologicals SA (GSK) entered into a new Licensing Agreement (2024 GSK Agreement) to amend and restate their existing collaboration agreements (CLA1 and CLA2, as amended and restated – see below). The agreement was dependent upon approval of the German Antitrust Authorities which was granted on July 11, 2024, and marks the effective date of the agreement. Under the agreement, CureVac granted GSK a worldwide, non-transferable, royalty-free, sublicensable, exclusive license to use the CureVac licensed intellectual property (IP) for the development and manufacture of the GSK products, as well as a worldwide, royalty-bearing, sublicensable exclusive license to use the CureVac licensed IP for the commercialization of the GSK products.

Under the terms of the 2024 GSK Agreement, GSK will assume full control of developing and manufacturing candidate vaccines for influenza and COVID-19, including combinations. The 2024 GSK Agreement replaces all previous financial considerations from the prior collaboration agreements between CureVac and GSK. CureVac further retains exclusive rights to the additional undisclosed and preclinically validated infectious disease targets from the prior collaboration together with the freedom to independently develop and partner mRNA vaccines in any other infectious disease or other indication. CureVac identified one performance obligation in granting of licenses and one in activities related to the transition and wind down of the GSK program. CureVac received a non-refundable upfront payment of EUR 400,000k, which was received in August 2024, and will receive additional development and regulatory milestone payments of up to EUR 550,000k, commercial milestone payments of up to EUR 500,000k and tiered royalties on product sales. The expected cost plus a margin approach is applied to services rendered during the transition and wind down phase since CureVac invoiced FTEs in the amount of cost plus margin. Since CureVac has not yet established prices for the licenses and the licenses have not previously been sold on a stand - alone basis, it is permissible to apply the residual approach for the licenses. Consequently, the upfront payment was fully allocated to the granting of licenses. Since CureVac has no major obligations in respect of the licenses and, especially, no obligation to perform further research and development (R&D) services in connection with the granted licenses, the licenses do not provide access to CureVac’s IP. Instead, the licenses are accounted for as a right to use CureVac’s IP. GSK is able to direct the use of, and obtain substantially all of the benefits from, the license at the time that control of the license is transferred to GSK. Therefore, the upfront payment is fully recognized in the third quarter of 2024 as revenue. In the fourth quarter of 2024, a development milestone of EUR 10,000k was reached under the 2024 GSK Agreement. Therefore, revenue for 2024, also includes recognition of EUR 10,000k of the milestone amount (2023: EUR 0k). Under the previous CLA1 and CLA2 agreements, CureVac recognized revenue over time for the combined performance obligation where CureVac grants its customer a license which is bundled with research and development services relating to the technology. CureVac and GSK agreed in the 2024 GSK Agreement that all unfulfilled performance obligations from prior CLA1 and CLA2 agreements relating to R&D services combined with an IP license expired, which means that GSK can no longer exercise its contractual rights in respect to R&D services combined with an IP license. All outstanding contract liabilities amounting to EUR 80,382k attributed to expired performance obligations that resulted from non-refundable upfront payments were recognized as revenue upon the 2024 GSK Agreement becoming effective in July 2024.

On October 25, 2024, CureVac entered into a Transitional Service Agreement (TSA) with GSK as already agreed under the terms of the 2024 GSK Agreement. For the performance obligation satisfied over time related to the transition and wind-down activities CureVac recognized EUR 1,830k in revenue in 2024.

Prior to the 2024 GSK Agreement CureVac entered into two collaborations with GSK (CLA 1 and CLA 2) described in more detail below:

In July 2020, the Group entered a collaboration with GSK (CLA 1) for the research, development, manufacture and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens. In addition to an equity investment of EUR 150,000k as part of the 2020 Private Investment, GSK made a non-refundable upfront cash payment of EUR 120,000k which was deferred upon receipt and recognized as a contract liability. GSK funded R&D activities incurred by CureVac related to the development projects covered by the collaboration. CureVac was responsible for the research and development in collaboration with GSK up to the submission to authorities, after which GSK would have been responsible, including commercialization. CureVac was responsible for the manufacturing of the product candidates. This contract consisted of two performance obligations. Performance obligation one consisted of a combined performance where CureVac grants its customer a license which was bundled with research and development services relating to the technology. The group accounts for this as a single obligation overtime. The second performance obligation consisted of research and development project work which was recognized over time. The upfront payment, attributable to the IP license, was recognized straight-line from the effective date of the collaboration agreement through to the agreed estimated submission date for authority approval. In the year ended December 31, 2024, EUR 88,316k (2023: EUR 27,740k, 2022: EUR 41,379k) in revenue was recognized under the collaboration agreement with GSK, entered in July 2020, for the research, development and manufacturing of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens. In 2024, the Company reached development milestones of EUR 15,000k under the CLA I collaboration. Therefore, revenue for 2024, also includes recognition of EUR 15,000k of the milestone amounts (2023: EUR 11,379k, 2022: EUR 6,257k).

In April 2021, the Group entered into a new collaboration agreement with GSK (CLA 2), which we refer to as the GSK COVID Agreement, pursuant to which we were collaborating with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches (“GSK COVID Products”), such as the CureVac’s second-generation COVID-19 vaccine candidate, CV2CoV. Under the GSK COVID Agreement, GSK has paid CureVac an upfront payment of EUR 75,000k in 2021. CureVac and GSK agreed to equally share all development costs for GSK COVID Products, subject to certain exceptions. CureVac and GSK would have shared all net profits generated from sales of GSK COVID Products, other than certain products defined in the agreement as “Combination Products”, under profit sharing arrangements that in certain cases vary depending upon the GSK COVID Product in question, the time of sale, the number of doses sold and the party to whom the sale is made. This contract consisted of a bundled performance obligation where CureVac grants its customer a license which is bundled with research and development services relating to the technology. The group accounted for this as a single obligation overtime. For the equally shared development costs CureVac accounts for the GSK share as a research and development expense and reimbursements from GSK for CureVac’s share are offset against research and development expense. In the year ended December 31, 2024, EUR 19,146k (2023: EUR 10,530k, 2022: EUR 20,884k) in revenue was recognized under the GSK COVID Agreement.

CRISPR Therapeutics Development and License Agreement

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics, which, as amended by amendments entered into in June 2020 and in October 2023, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. CureVac and CRISPR confirmed to stop working on two programs under the CRISPR Therapeutics Agreement and added three new programs. CRISPR Therapeutics has paid us an upfront one-time technology access fee of USD 3 million and certain additional amounts under the second amendment, which are recognized straight-line from the effective date of the collaboration agreement through to the date of market entry of a product developed under the agreement. In the year ended December 31, 2024, EUR 12,947k (2023: EUR 5,425k, 2022: EUR 3,370k) in revenue was recognized under this agreement.

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

In partial consideration for entering into the Genmab Agreement, in 2019 Genmab made a USD 20 million equity investment and paid us an upfront fee of USD 10 million, which was recognized through the date of market entry of a product developed under the agreement until August 2023 (no recognition from September 2023 onwards). In December 2024, CureVac and Genmab terminated by mutual consent the Genmab Agreement. During 2024, the Company recognized revenue of EUR 2,383k (2023: EUR 1,197k, 2022: 1,787k) from the Genmab Agreement.

The Group has received upfront payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period or upon termination of the agreement, when no services are provided anymore. Below is a summary of such payments and the related revenues recognized over time:

		Upfront and milestone payments included
	Upfront and milestone payments	in contract liabilities at		Revenue recognized from upfront and milestone payments
Customer		December 31, 2023	December 31, 2024	2022	2023	2024

	(in k)	EUR k	EUR k	EUR k
GSK	EUR 635,000	88,715	—	42,690	29,089	513,715
Genmab	USD 10,000 (EUR 8,937) *	2,383	—	1,787	1,192	2,383
CRISPR	USD 8,500k (EUR 7,626)*	1,582	—	310	770	3,626
Total		92,680	—	44,787	31,051	519,724

*Translated at the currency exchange rate prevailing on the transaction date

Contract balances:

	December 31,	December 31,
	2023	2024
	EUR k	EUR k
Trade receivables	14,326	14,077
Contract assets	2,758	2,764
Contract liabilities	92,680	—

Trade receivables are non-interest bearing and are generally settled within 30 to 60 days.

Contract liabilities include advances received from the Group’s license and collaboration agreements. Contract liabilities allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at year-end are as follows:

	Year ended December 31,
	2023	2024
	EUR k	EUR k
Within one year	44,580	—
More than one year	48,100	—
Total	92,680	—

The nature of expenses recognized in the functional categories of the statement of operations are as follows:

3.2 Cost of sales

The cost of sales consists of the following:

	2022	2023	2024
	EUR k	EUR k	EUR k
Personnel	(27,185)	(37,734)	(34,088)
Materials	(88,891)	(59,641)	(38,220)
Third-party services	(32,331)	(9,398)	(26,677)
Maintenance and lease	(2,425)	(2,672)	(2,679)
Amortization and depreciation	(6,295)	(4,850)	(3,201)
Impairment of equipment	(24,948)	(8,085)	—
Other	(1,918)	(1,986)	(964)
Total	(183,993)	(124,366)	(105,829)

During the year ended December 31, 2024, cost of sales decreased compared to the same period of 2023 due to higher material costs in the prior year, which were driven by write-offs of raw materials originally purchased for the stock piling of the Pandemic Preparedness Agreement terminated jointly with GSK. Additionally, in 2022 and 2023, the Company recognized an impairment of assets held for sale (refer to Note 5 for further information). The increase in Third-party services was primarily attributable to higher costs related to CMO (contract manufacturing organization) settlements (refer to Note 10 for further information). Personnel expenses decreased mainly due to a change in strategy (associated with the 2024 GSK Agreement) resulting to a change in the activities of the organization towards R&D, see more information below. This effect was partially offset by costs included for severance payments for the workforce reduction as part of the strategic restructuring.

Due to the above mentioned change in strategy, the Company’s manufacturing organization no longer supported revenue generating activities. Accordingly, the costs of the manufacturing organization subsequent to this change totaling EUR 13,722k were classified as R&D expenses rather than cost of sales.

3.3 Research and development (R&D) expenses

R&D expenses consist of the following:

	2022	2023	2024
	EUR k	EUR k	EUR k
Materials	(32,982)	(19,126)	(17,602)
Personnel	(33,944)	(43,267)	(54,522)
Amortization, depreciation and impairment	(8,650)	(8,539)	(11,596)
Patents and fees to register/protect a legal right	(3,813)	(6,666)	(42,180)
Third-party services	20,499	(28,587)	(18,277)
Maintenance and lease	(1,069)	(7,287)	(7,241)
Other	(2,591)	(2,252)	(1,616)
Total	(62,550)	(115,724)	(153,034)

During the year ended December 31, 2024, research and development expenses increased in comparison to the same period of 2023, due to increased patent and fees to register / protect a legal right related to the ongoing IP litigations (refer to Note 10 for further information) and write-off of licenses (refer to Note 4.1 for further information).

As described above, the cost of the Company’s manufacturing organization totaling EUR 13,722k were classified as R&D expenses rather than cost of sales following the change in strategy. Consequently, personnel costs, among other costs categories, increased compared to the same period of 2023. In addition, personnel expenses increased due to severance payments for the implemented workforce reduction as part of a strategic restructuring. For the costs included related to the restructuring of the organization see the table in Note 10.

The period of 2022 was largely impacted by the reversal of provisions for onerous contracts in the amount of EUR 38,533k as a result of more participants leaving the clinical trials of CVnCoV, prior to completion, than originally estimated and of renegotiations of contracts with Contract Research Organizations (CROs). Additionally in 2022, GSK took over the Group’s committed capacity at Novartis which resulted in a reduction in the estimated contract termination provisions in the amount of EUR 25,059k. The net effect of these two events resulted in a net gain within the Third-party services category.

3.4 General and administrative expenses

General and administrative expenses include the following:

	2022	2023	2024
	EUR k	EUR k	EUR k
Personnel	(36,765)	(28,996)	(22,348)
Maintenance and lease	(5,853)	(5,353)	(5,501)
Third-party services	(27,669)	(29,920)	(24,503)
Legal and other professional services	(10,394)	(10,160)	(7,436)
Amortization, depreciation and impairment	(11,360)	(13,821)	(7,814)
Other	(12,137)	(3,508)	(2,088)
Total	(104,178)	(91,758)	(69,690)

During the year ended December 31, 2024, general and administrative expenses decreased in comparison to the same period of 2023. The decrease was primarily attributable to less personnel expenses due to lower share-based payment expenses (refer to Note 9 for further details) and reduced external services. In addition, amortization, depreciation and impairment expenses are lower due to a reversal of an impairment related to a leased building in Boston (refer to Note 4.2 for further information) and lower depreciation of buildings (refer to Note 4.1 for further information). For the costs related to the restructuring of the organization see the table in Note 10.

3.5 Expenses by nature

The nature of the expenses is as follows:

	2022	2023	2024
	EUR k	EUR k	EUR k
Personnel	(99,924)	(113,422)	(114,861)
Materials	(121,873)	(78,767)	(55,822)
Third-party services	(39,501)	(67,905)	(69,458)
Maintenance and lease	(9,381)	(15,356)	(15,460)
Amortization and depreciation	(26,641)	(27,229)	(18,763)
Impairment of equipment	(24,948)	(8,085)	(3,865)
Patents and fees to register a legal right	(3,813)	(6,666)	(42,180)
Legal and other professional services	(10,394)	(10,160)	(7,436)
Other	(17,064)	(8,170)	(5,155)
Total	(353,539)	(335,760)	(333,000)

We refer to Notes 3.2 - 3.4 for additional information.

4. Notes to Non-current assets

4.1 Development of intangible assets and property, plant and equipment

The development of intangible assets for the years ended December 31, 2024 and 2023 were as follows:

					Advance
(in thousands of EUR)	Software	Licenses	Technology	Goodwill	payments	Total
Acquisition costs
As of January 1, 2023	12,385	12,930	6,350	12,463	11	44,139
Additions	201	2,679	—	—	—	2,880
Disposals	(1,946)	(4,432)	—	—	(11)	(6,388)
Reclassifications	(6,797)	6,797	—	—	—	—
As of December 31, 2023	3,843	17,974	6,350	12,463	—	40,630
Accumulated amortization and impairment charges
As of January 1, 2023	5,479	6,398	484	—	—	12,361
Amortization	820	3,457	782	—	—	5,059
Disposals	(1,841)	(3,294)	—	—	—	(5,135)
Reclassifications	(2,493)	2,493	—	—	—	—
As of December 31, 2023	1,965	9,054	1,266	—	—	12,285
Acquisition costs
As of January 1, 2024	3,843	17,974	6,350	12,463	—	40,630
Additions	65	4,064	—	—	—	4,129
Disposals	(42)	(3,734)	—	—	—	(3,776)
As of December 31, 2024	3,866	18,304	6,350	12,463	—	40,983
Accumulated amortization and impairment charges
As of January 1, 2024	1,965	9,054	1,266	—	—	12,285
Amortization	895	1,821	730	—	—	3,446
Impairment	—	3,865	—	—	—	3,865
Disposals	(32)	(3,734)	—	—	—	(3,767)
As of December 31, 2024	2,828	11,005	1,996	—	—	15,829
Carrying amount
As of January 1, 2023	6,906	6,532	5,866	12,463	11	31,778
As of December 31, 2023	1,878	8,920	5,084	12,463	—	28,347
As of December 31, 2024	1,039	7,299	4,354	12,463	—	25,155

The annual goodwill impairment test was performed as of December 31, 2024. The recoverable amount was estimated using the Company’s market capitalization which totaled EUR 736,349k (USD 764,993k based on a share price of USD 3.41). The recoverable amount exceeded the carrying amount of equity by EUR 46,203k.

Management believes the primary assumptions which could cause the Company’s estimated recoverable amount to be less than the carrying amount of its single CGU (total equity) are the market price of its shares and the EUR/USD exchange rate. If the Company’s share price were to decrease by 6.3% and the EUR/USD exchange rate remained the same as on December 31, 2024, the CGU’s recoverable amount would be equal to its carrying amount. If the EUR were to strengthen against the USD resulting in the EUR/USD exchange rate changing by 6.7%, assuming no change in Company’s share price, the CGU’s recoverable amount would be equal to its carrying amount.

Licenses with a remaining book value of EUR 3,865k were impaired, as no future use is anticipated. This relates mainly to the fact, that the Company decided to stop an early-stage R&D program due to strategic reasons. Therefore, related license agreements with a collaboration partner were terminated and already capitalized licenses were impaired. The expenses recognized related to the impairment are included in research and development expenses.

The development of property, plant and equipment for the years ended December 31, 2024 and 2023 were as follows:

			Other
			equipment,
		Technical	furniture	Assets
		equipment	and	under
(in thousands of EUR)	Buildings	and machines	fixtures	construction	Total
Acquisition costs
As of January 1, 2023	26,467	50,033	12,552	138,457	227,509
Additions	551	9,171	2,024	43,126	54,873
Disposals	(14)	(5,090)	(1,825)	(1,235)	(8,165)
Reclassifications	533	828	(2)	(1,358)	1
Currency translation	—	—	(13)	—	(13)
As of December 31, 2023	27,537	54,941	12,736	178,990	274,205
Accumulated depreciation and impairment charges
As of January 1, 2023	8,710	12,617	7,415	826	29,568
Depreciation	4,216	5,925	2,291	—	12,432
Impairment	—	—	—	1,374	1,374
Disposals	(12)	(4,270)	(1,659)	—	(5,941)
Currency translation	—	—	(9)	—	(9)
As of December 31, 2023	12,914	14,272	8,038	2,200	37,424
Acquisition costs
As of January 1, 2024	27,537	54,941	12,736	178,990	274,205
Additions	591	3,664	165	6,302	10,722
Disposals	—	(451)	(1,010)	(4)	(1,465)
Reclassifications	67	1,458	119	(1,643)	—
Currency translation	—	—	16	—	16
As of December 31, 2024	28,195	59,612	12,026	183,645	283,478
Accumulated depreciation and impairment charges
As of January 1, 2024	12,914	14,272	8,038	2,200	37,424
Depreciation	1,932	6,398	1,718	—	10,047
Impairment	—	—	—	32,236	32,236
Disposals	—	(236)	(954)	—	(1,189)
Currency translation	—	—	15	—	15
As of December 31, 2024	14,846	20,434	8,817	34,436	78,532
Carrying amount
As of January 1, 2023	17,757	37,416	5,137	137,631	197,941
As of December 31, 2023	14,623	40,669	4,698	176,790	236,782
As of December 31, 2024	13,349	39,178	3,209	149,209	204,946

CureVac’s mMC was initially planned and constructed for commercial (large scale) production. Following the effectiveness of the 2024 GSK Agreement, management initiated a strategic restructuring to focus its resources on high-value mRNA projects in oncology and other selected areas of substantial unmet medical need.

As a result, the pDNA production line, which occupies a separate, self-contained physical location within the mMC, cannot be used to produce pDNA in economically viable quantities required for the more limited production capacity needed for clinical trials for which the mMC will be used going forward. As no economically viable business plan is given, the management board decided to mothball this production line and not seek a commercial production certification for the foreseeable future. This decision constitutes a triggering event which led to an asset impairment test. As the pDNA production line has no alternative use nor does it generate cash inflows it was fully impairment in the amount of EUR 32,126k. The expense recognized related to the impairment is included in other operating expenses. The remaining carrying amount of the mMC, as of December 31, 2024, presented within construction in progress, amounts to EUR 144,581k.

The Group capitalized EUR 2,314k borrowing costs during fiscal 2024 (2023: EUR 2,375k, 2022: EUR 2,291k). The capitalization rate used to determine the amount of the borrowing costs eligible for capitalization during fiscal 2024 was a capitalization rate of 5.76% (2023: 5.76%, 2022: 5.78%).

4.2 Right-of-use assets and lease liabilities

Set out below, are the carrying amounts of the Group’s right-of-use assets and the movements during the period:

	Right-of-use assets
	Land and		Other
	Buildings	Vehicles	equipment	Total
	EURk	EURk	EURk	EURk
As of January 1, 2024	39,574	319	1,950	41,843
Additions (new leases and reassessment of existing leases)	2,429	110	—	2,539
Disposals	(361)	—	—	(361)
Depreciation expense	(4,622)	(161)	(352)	(5,136)
Impairment / reversal of impairment	803	—	—	803
Foreign currency translation	19	—	—	19
As of December 31, 2024	37,842	267	1,598	39,706

The most significant lease agreements that have been initiated relate to several buildings in Tübingen, a building in Wiesbaden and Frankfurt am Main, a building in Amsterdam/Netherlands and a building in Boston/USA.

The additions mainly relate to three rental agreements in Tübingen (EUR 2,420k) and one rental agreement in Amsterdam (EUR 9k). The disposal relates to one building in Tübingen.

Below are the carrying amounts of lease liabilities and the movements during the period:

EUR k

As of January 1, 2024	41,824
Additions (new leases and reassessment of existing leases)	2,539
Disposals	(361)
Accretion of interest	2,314
Payments	(7,428)
Foreign currency translation	78
As of December 31, 2024	38,965
Current	5,321
Non-current	33,644

A maturity analysis of lease liabilities is disclosed in Note 13.

The following are the amounts recognized in the statement of operations:

	2022	2023	2024
	EUR k	EUR k	EUR k
Depreciation expense of right-of-use assets	(5,053)	(5,772)	(5,136)
Impairment expense / reversal of impairment	(710)	(1,100)	803
Interest expense on lease liabilities	(2,218)	(2,375)	(2,314)
Expense relating to short-term leases (included in cost of sales)	(76)	(70)	(198)
Expense relating to leases of low-value assets (included in general and administrative expenses)	(66)	(55)	(39)
Income from sub-leasing right-of-use assets presented in “other operating income”	—	51	128

Set out below, are the carrying amounts of the Group’s right-of-use assets and the movements of prior period:

	Right-of-use assets
	Land and		Other
	Buildings	Vehicles	equipment	Total
	EURk	EURk	EURk	EURk
As of January 1, 2023	41,183	275	2,303	43,761
Additions	4,788	200	—	4,988
Depreciation expense	(5,264)	(156)	(352)	(5,772)
Impairment	(1,100)	—	—	(1,100)
Foreign currency translation	(33)	—	—	(34)
As of December 31, 2023	39,574	319	1,950	41,843

Below are the carrying amounts of lease liabilities and the movements during the period 2023:

EUR k

As of January 1, 2023	42,086
Additions (new leases and reassessment of existing leases)	4,988
Accretion of interest	2,375
Payments	(7,568)
Foreign currency translation	(57)
As of December 31, 2023	41,824
Current	5,005
Non-current	36,819

A maturity analysis of lease liabilities is disclosed in Note 13.

There are no commitments for leases not yet commenced as of December 31, 2023 and 2024.

Optional lease payments from using extension options not included in the measurement of the lease liability exist in a gross amount of EUR 42,043k.

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

Based on fair value less costs of disposal calculations, and taking into account the sales projections at that time, the external service provider’s market expertise, and an assessment to date as prepared by management, the fair value at December 31, 2023 was lowered to EUR 2,419k by a decrease of EUR 6,711k (with the corresponding expense recognized in cost of sales).

During fiscal year 2024 assets with a net book value of EUR 822k were sold through direct sales and an external service provider. Taking this into account, the fair value at December 31, 2024 is EUR 1,597k . The assets held for sale have been valued taking into account the current market circumstances and demand for secondhand equipment for assets outside of warranty periods. Criteria for the determination of the fair value were defined based on certain sales scenarios and considering different sales campaigns, where valuation techniques applied have remained consistent to the prior year.

6. Inventories

The inventories include only raw materials and supplies amounting to EUR 541k (December 31, 2023: EUR 24,801k), which are recoverable under the Company’s agreements with its collaboration partners. During the year ended December 31, 2024, the decrease in inventory of EUR 24,260k is primarily due to the write-down of raw materials amounting to EUR 23,670k which would have been recoverable under the previous GSK collaboration (refer to Note 3.1 for further information).

In the year 2023 and 2022, inventories in the amount of UR 47,129k and EUR 80,021k, respectively, were written off. Timelines related to the Pandemic Preparedness Agreement were ambitious with the aim of providing acute pandemic preparedness in Germany in the context of emerging COVID-19 variants. In 2023, CureVac identified a risk that necessary regulatory approvals needed to meet these timelines may not be achieved within the contractually agreed timeframe. After consultation with Zentrum für Pandemie-Impfstoffe und -Therapeutika (ZEPAI), CureVac applied for a timeline extension as foreseen under the agreement to avoid procurement of further substantial amounts of raw material at risk. As of December 31, 2023, it was considered unlikely that the extension would be granted. Additionally, a rapidly changing epidemiological environment no longer prompted an acute pandemic threat. Accordingly, inventories which had been stockpiled as required by the PPA, were written down to their net realizable value. Ultimately, the extension was not granted, whereupon CureVac and GSK jointly decided to terminate the agreement. In total, inventory in the amount of EUR 47,129k was written-off as of year-end. In 2022, raw materials, amounting to EUR 80,021k, which had been procured for the manufacturing of products to be sold to GSK, which sales did not materialize, were written-off.

7. Prepaid expenses and other current assets

Prepaid expenses and other current assets of EUR 16,271k (2023: EUR 23,763k) include prepayments for future service agreements and material in the amount of EUR 792k (2023: EUR 1,075k), deferred charges of EUR 5,233k (2023: EUR 5,463k) and receivables of EUR 4,749k (2023: EUR 4,344k). As of December 31, 2024, we had tax receivables, mainly VAT refund claims, of EUR 5,498k in other current assets (2023: EUR 12,881k).

8. Equity

Overview

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12. As of December 31, 2024, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid.

All payments received from shareholders in excess of the nominal value of the shares issued and net of transaction costs are recognized in capital reserves. Capital reserves also consist of recognition of share-based payments and the equity components of convertible loans. The Company may only make distributions, whether a distribution of profits or of freely distributable reserves, to shareholders to the extent shareholders’ equity exceeds the sum of the paid-in and called-up share capital plus any reserves required by Dutch law or by the Company’s articles of association.

The number of shares issued and outstanding at December 31, 2024, 2023 and 2022 are as follows:

Common shares issued and outstanding at December 31, 2022	194,997,091
Shares issued as part of the at-the-market offering program	1,748,218
Shares issued as part of the public offering	27,027,028
Shares issued for LTIP option exercises and RSU releases	216,338
Common shares issued and outstanding at December 31, 2023	223,988,675
Shares issued for LTIP option exercises and RSU releases	349,582
Common shares issued and outstanding at December 31, 2024	224,338,257

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

Exercises of share options under the prior VSOP plan

The IPO in August 2020 triggered an exercise event under the set terms of the prior VSOP plan. In March 2021, CureVac received 759,677 shares from the old shareholders and transferred 390,023 shares to the participants of the prior VSOP plan. CureVac withheld 369,654 shares equaling the amount to be paid for income tax and social security tax. A second triggering event, “liquidity after IPO” was met one year after IPO. In October 2021, CureVac received 765,223 shares from the old shareholders and transferred 523,897 shares to the participants of the prior VSOP plan. CureVac withheld 241,326 shares equaling the amount to be paid for income tax and social security tax. A third triggering event, again “liquidity after IPO”, was met on the second anniversary of the IPO. In December 2022, CureVac received 777,260 shares from the old shareholders. All shares were transferred to the participants of the prior VSOP plan and the portion of shares equaling the amount to be paid for income tax and social security tax were sold to pay for these taxes and social security amounts. A fourth triggering event, again “liquidity after IPO”, was met on the third anniversary of the IPO. In March 2024, CureVac received 786,746 shares from the old shareholders and transferred these to the participants of the prior VSOP plan. A fifth triggering event again “liquidity after IPO”, was met on the fourth anniversary of the IPO. In September 2024, CureVac received 790,185 shares from the old shareholders. All shares were transferred to the participants of the prior VSOP plan and the portion of shares equaling the amount to be paid for income tax and social security tax were sold to pay for these taxes and social security amounts.

9. Share-based payments

During the years ended December 31, 2024, 2023 and 2022, the Group operated the following share-based plans for members of management and other key employees of the Group, as well as members of the supervisory board:

●	Prior VSOP
●	New VSOP — for US employees
●	LTIP Stock Options
●	LTIP RSUs

All programs were accounted for as equity-settled share-based payment awards.

Measurement of the grant date fair value is based on valuation techniques appropriate in the circumstances, such as Black Scholes option pricing models, market price methods or a Monte Carlo simulation. Expected volatility, a key input to such models, was based on an evaluation of the historical volatilities of comparable listed biotech-companies over the historical period commensurate with the expected option life. Regarding the expected option life of the stock option programs, this was based on the assumptions that the beneficiary would exercise his option in equal installments from the date of the first time possible (considering lock-up and potential trading windows restrictions) until maturity. The risk-free interest was derived from German or US-Government bonds, as appropriate.

The income / (expense) recognized for share-based payments during the years ended December 31 is as follows:

	2022	2023	2024
	EUR k	EUR k	EUR k
Prior VSOP	(131)	(10)	(10)
New VSOP	95	(19)	—
LTIP Stock Options	(5,562)	(2,944)	(286)
LTIP RSUs	(3,108)	(4,072)	(3,272)
RSU Supervisory board	(478)	(652)	(553)
Total	(9,184)	(7,697)	(4,121)

Prior VSOP

The development of the virtual shares in the Prior VSOP program granted to management and key employees was as follows:

	2022	2023	2024
Outstanding at the beginning of the period	6,426,365	5,614,246	5,603,155
Granted during the period	—	—	—
Forfeited during the period	(34,859)	(11,091)	—
Exercised during the period	(777,260)	—	(1,576,931)
Outstanding at the end of the period	5,614,246	5,603,155	4,026,224
Thereof vested	5,509,886	5,588,513	4,025,669
Thereof exercisable	none	none	none

Expense recognized in the statement of operations and other comprehensive income (loss)

The income / (expense) recognized for this share-based payment plan during the years ended December 31 is as follows:

	2022	2023	2024
	EUR k	EUR k	EUR k
Cost of Sales	—	(9)	—
Selling and distribution expenses	(8)	(6)	—
Research and development expenses	(45)	46	(1)
General and administrative expenses	(78)	(41)	(9)
Total	(131)	(10)	(10)

New VSOP

The number of awards in the New VSOP program granted to key employees developed as follows:

	2022	2023	2024
Outstanding at the beginning of the period	349,424	102,108	32,862
Granted during the period	—	—	—
Forfeited during the period	(99,696)	—	—
Exercised during the period	(147,620)	(69,246)	—
Outstanding at the end of the period	102,108	32,862	32,862
Thereof vested	59,942	32,862	32,862
Thereof exercisable	59,942	none	none

The remaining life of the option awards as of December 31, 2024 is between 3.5 and 4.7 years.

In 2022, a number of exercises were carried out throughout the year. In total, 147,620 options were exercised with an average share price of USD 16.81. These exercises led to CureVac having to pay an amount of USD 45k employer taxes and to use USD 51k of the provision recorded in 2021.

Expense recognized in the statement of operations and other comprehensive income (loss)

The income / (expense) recognized for employee services received during the years ended December 31, 2024, 2023 and 2022 is shown in the following table:

	2022	2023	2024
	EUR k	EUR k	EUR k
Research and development expenses	69	(31)	—
Selling and distribution expenses	23	—	—
General and administrative expenses	3	12	—
Total	95	(19)	—

Long-Term Incentive Plan (LTIP) - Options

On November 16, 2020, CureVac granted 266,155 options to the former Chief Scientific Officer (CSO).

At December 31, 2022, 6,303 options granted to the former CSO had been exercised. As the former CSO left the Group as of July 14, 2023, all remaining unvested awards were subject to accelerated vesting. No options granted to the former CSO had been exercised in 2023 or 2024. The options expired in 2024.

On January 1, 2022, CureVac granted 9,500 options to a key employee. Options granted to this key employee have an exercise price of EUR 30.67 (USD 33.87) per share option and an expiration date of December 31, 2031. The exercise price was based on the 30 - day VWAP (Value Weighted Average Price) of January 1 – January 31, 2022 of the shares. The award vests over a period of four years, with 25% vesting after 12 months and the rest in 1/36 monthly installments thereafter. Exercise is contingent to a share price increase of +20%, based on the 10 - day VWAP at time of exercise.

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

On March 1, 2022, CureVac granted 130,000 supplemental options to the Company’s management board. 30,000 options were granted to the former CEO, and 25,000 options were granted to each of the former CFO, former CSO, COO and former CBO/CCO. All grants were made at no cost under the terms of a new long-term incentive plan put in place by CureVac.

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

As the former CEO, former CSO and former CBO/CCO left the Group in 2023, all of their remaining unvested awards were subject to accelerated vesting. As of December 31, 2024, none of these options had been exercised. The options of the former CEO, former CSO and former CBO/CCO have expired.

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

As of December 31, 2024, none of these options had been exercised.

On April 1, 2023, CureVac granted 144,379 options to the current CEO. All grants were made under the terms of the long - term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V.

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

As of December 31, 2024, none of these options had been exercised.

On June 1, 2024, the Group granted 25,000 options to the Chief Business Officer, CBO. The grant was made under the terms of the long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V.

For the grant to the CBO, a Monte Carlo simulation has been used to measure the fair value at the grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 1.78
Weighted average share price (10-days VWAP before grant date)	EUR 3.50
Exercise price (USD 3.80)	EUR 3.50
Expected volatility (%)	65.0%
Expected life (years)	3.45
Risk-free interest rate (%)	4.56%

The expense recognized for employee services received under the LTIP – options during the year ended December 31, 2024, in an amount of EUR 286k (2023:EUR 2,944k) is mainly included in general and administration expenses.

Long-Term Incentive Plan (LTIP) - Restricted Stock Units (RSUs)

Restricted Stock Units (RSUs)

In 2022, as part of the LTIP program, the group awarded RSUs to senior executives as well as supervisory board members.

On June 22, 2022 the group awarded 225,888 RSU awards as part of the “LTIP - RSU Award 2022” to members of the supervisory board, Management Board and various key employees. On November 30, 2022, the group awarded a further 7,633 RSU awards to key employees who joined the company during fiscal 2022. These RSU awards vest with one third vesting taking place each year on December 31, 2022, December 31, 2023 and December 31, 2024. One third of these RSU awards had vested as of December 31, 2022, one further third as of December 31, 2023 and the last third as of December 31, 2024.

In addition, on January 1, 2022, the group awarded 36,000 supplemental RSU awards to the former CEO. This RSU award vested over 12 months and was fully vested as of December 31, 2022. The RSUs were settled in 2023.

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

On March 31, 2023, the Group awarded 92,701 RSUs to the Supervisory Board members and 646,914 RSUs to the Management Board and various key employees. On December 15, 2023, the group awarded a further 32,783 RSU awards to Supervisory Board members and key employees who joined the company during fiscal 2023. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified. One third of these RSU awards had vested as of December 31, 2023 and a further third as of December 31, 2024. The RSU expense related to Supervisory Board members recognized during the year ended December 31, 2024, in an amount of EUR 553k (2023: EUR 652k) is included in other operating expenses.

On September 30, 2023 the group also awarded 25,000 supplemental RSU awards to the COO. This RSU award vests with one third vesting taking place each year on December 31, 2023, December 31, 2024 and December 31, 2025.As of December 31, 2024, two thirds of this RSU award had vested.

As the former CEO, former CSO, former CBO/CCO and former CFO left the Group in 2023 and 2024, all of their remaining unvested awards were subject to accelerated vesting. As a Supervisory Board member left the Group as of June 19, 2023, all remaining unvested awards were subject to accelerated vesting.

On March 31, 2024, the Group awarded 199,910 RSUs to the Supervisory Board members and 1,374,824 RSUs to the Management Board and various key employees. The fair value is based on the CureVac stock price as of March 31, 2024, which amounts to USD 3.03 (EUR 2.80). On November 15, 2024, the group awarded a further 91,932 RSU awards to Supervisory Board members, Management Board members and key employees who joined the company during fiscal 2024. The fair value is based on the CureVac stock price as of November 15, 2024, which amounts to USD 2.54 (EUR 2.40).

Expenses for employer taxes arising upon the delivery of RSUs are recognized in profit or loss.

The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified.

	2022	2023	2024
	EUR k	EUR k	EUR k
Cost of Sales	—	(331)	(295)
Research and development expenses	(909)	(1,719)	(1,787)
Selling and distribution expenses	(199)	(269)	(98)
General and administrative expenses	(2,000)	(1,753)	(1,092)
Total	(3,108)	(4,072)	(3,272)

10. Other liabilities and provisions

Provisions include the following:

	2023	2024
	EUR k	EUR k
Provisions for litigations (IP & other)	—	1,956
Provision for onerous contracts	184	—
Contract termination provisions	37,216	—
Provisions (current)	37,400	1,956
Total Provisions (current & non-current)	37,400	1,956

Below are movements during the period:

	CMO	Legal / IP	Others	Total
	EUR k	EUR k	EUR k	EUR k
As of January 1, 2024	37,216	—	184	37,400
additions	17,112	13,070	—	30,182
used (amounts charged against the provision)	(52,202)	(6,662)	—	(58,863)
unused amounts reversed	(2,126)	(4,452)	(184)	(6,762)
As of December 31, 2024	—	1,956	—	1,956
Current	—	1,956	—	1,956
Non-current	—	—	—	—

In connection with the adjustment of the Group’s external European manufacturing network after the withdrawal of the EMA dossier for CureVac’s vaccine candidate, CVnCoV, the Group was involved in disputes with three former contract manufacturing organizations (CMO). Contract termination provisions related to amounts which the Company expected to pay out to settle its obligations under certain CMO contracts.

In February 2022, CureVac was served with a request for arbitration filed with the German Arbitration Institute by Wacker Biotech B.V. seeking payments based on a terminated agreement. The proceedings were decided by final arbitral award in June 2024. The arbitration tribunal granted part of Wacker’s claims (approx. 30%) and rejected part of them (approx. 70%). The award was lower than the amount previously provisioned, resulting in a reversal which was recorded in cost of sales.

In April 2022, Celonic Deutschland GmbH & Co.KG initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against CureVac also requesting payments based on a terminated agreement. The proceedings were decided by final arbitral award in May 2024. The arbitration tribunal granted part of Celonic’s claims (approx. 65%) and rejected part of them (approx. 35%). The award exceeded the amount previously provisioned leading to an additional charge recorded in cost of sales.

In August 2022, Rentschler Biopharma SE initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against CureVac. Rentschler’s claims were based on the assumption that certain agreements between Rentschler and CureVac Manufacturing GmbH (then: CureVac Real Estate GmbH) had been terminated due to the withdrawal of the EMA dossier for CVnCoV or alternatively that CureVac would have been obliged to terminate these agreements. The proceedings were decided by final award in April 2024. Rentschler’s claims were dismissed in their entirety, resulting in the reversal of the provision reflected already in 2023.

All amounts recognized as of December 31, 2024 arose during 2021, 2022 and 2023 except for EUR 17,112k in additional provisions made in 2024, EUR 52,202k utilized and EUR 2,126k reversed during the year.

CureVac is involved in multi-jurisdictional patent litigations. In October 2024, the High Court of Justice in London, UK, issued an order revoking the UK destination of two patents. As a result, CureVac became liable for the costs of the counterparties. As of December 31, 2024, CureVac has already made interim payments of EUR 6,662k. Provisions and accruals of EUR 10,584k have been recorded to cover potential costs for the pending litigations. The related expense was recorded in research and development expenses.

In addition, CureVac is involved in further jurisdictions (patent and other litigations). To cover potential costs for the pending litigations CureVac recorded provisions of EUR 1,100k, with the related expense included in research and development expenses.

In July 2024, CureVac announced a significant strategic restructuring to focus its resources on high-value mRNA projects in oncology and other select areas of substantial unmet medical need. The restructuring includes a workforce reduction of approximately 30% to create a leaner, more agile organization re-focused on technology innovation, research and development. The Company recorded restructuring accruals and accruals for other HR disputes of EUR 2,537k as of December 31, 2024, which are mainly for severance payments. The related expense of EUR 2,537k was recorded in the functional cost category of the employees affected.

	January 01, 2024	Movement of restructuring provisions during the period			December 31, 2024
	Net balance	added	used	unused reversed	Net balance
	EUR k	EUR k	EUR k	EUR k	EUR k
Cost of sales	—	5,633	(4,684)	(152)	796
Selling and distribution expenses	—	177	(177)	—	—
Research and development expenses	—	6,290	(5,765)	(246)	278
General and administrative expenses	—	798	(602)	(11)	185
Restructuring provisions	—	12,896	(11,227)	(410)	1,259

Other liabilities include the following:

	2023	2024
	EUR k	EUR k
Personnel accrued liabilities (e.g. bonus, vacation)	10,543	11,126
Outstanding invoices	36,081	15,527
Other	4,093	2,892
Other liabilities (current)	50,717	29,545
Total other liabilities (current & non-current)	50,717	29,545

11. Income tax

The Group recorded a consolidated income tax benefit / (expense) of:

	2022	2023	2024
	EUR k	EUR k	EUR k
Current income tax benefit / (expense)	106	(118)	(19,107)
Thereof prior year current tax benefit / (expense)	—	—	242
Deferred income tax benefit / (expense)	20	(80)	(9,588)
Thereof from temporary differences	1,090	3,225	4,223
Consolidated income tax benefit / (expense)	126	(198)	(28,695)

The basis for outside basis differences is EUR 2,444k (2023: EUR 168k and 2022: EUR 1,120k), which create a taxable outside base difference of EUR 122k (2023: EUR 8k and 2022: EUR 56k). The Group is able to control the timing of the reversal of the temporary difference and the reversal is not probable in the foreseeable future, therefore no deferred tax liability has been recognized.

A reconciliation between actual income taxes and the expected tax benefit from the profit/loss before tax multiplied by the Group’s applicable tax rate of 29.48% (15.0% corporate income tax, 0.825% solidary surcharge and 13.65% trade tax) is presented below for the years ended December 31:

	2022	2023		2024
	EUR k	EUR k		EUR k
Profit / (Loss) before income tax	(249,155)	(259,969)		190,881
Expected tax benefit (based on statutory tax rate of 29.48% in 2024, 2023 and 2022)	73,426	76,626		(56,262)
Use of tax loss carryforwards not recognized in prior years	—	—		26,913
Tax free income	—	—		429
Recognition of tax loss carryforwards recognized in prior years	327	—		—
Effects from differences between Group and local tax rates	(2)	(2)		—
Non-recognition of tax loss carryforwards current year	(69,724)	(81,392)		(47)
Write-down of deferred tax assets of prior years	—	—		(3,042)
Non-recognition of deferred tax assets	(626)	—		—
Recognition of deferred tax assets not recognized in prior years	—	3,717		3,253
Non-deductible expenses for tax purposes	(119)	(706)		(1,041)
Additions for local trade taxes	(330)	—		—
Other effects	(2,826)	1,599		1,102
Effective tax benefit / (expense)	126	(198)		(28,695)

Deferred tax assets and deferred tax liabilities consist of the following:

	January 01, 2024	Recognized in		December 31, 2024
	Net balance	profit and loss	Equity	Net balance	DTA	DTL
	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k
Non-current assets
Intangible assets	(1,224)	2,817	—	1,593	2,476	(883)
Property, plant and equipment	(3,439)	(700)	—	(4,139)	2	(4,141)
Right-of-use assets	(12,052)	419	—	(11,633)	—	(11,633)
Other assets	—	—	—	—	—	—

Current assets
Inventories	52	(52)	—	—	—	—
Trade receivables	15	(855)	—	(840)	—	(840)
Prepaid expenses and other assets	1,428	(816)	—	612	1,427	(815)
Cash and cash equivalents	(11)	(388)	—	(399)	10	(409)

Non - current liabilities
Lease liabilities	10,500	(625)	—	9,875	9,875	—
Other liabilities	(67)	1,610	—	1,544	1,781	(238)

Current liabilities
Lease liabilities	1,193	343	—	1,536	1,536	—
Trade and other payables	(142)	(479)	—	(621)	—	(621)
Other liabilities	(88)	383	—	295	540	(244)
Tax losses carried forward	4,533	(13,808)	13,386	4,112	4,112	—
Share-based payments	496	2,565	(131)	2,930	2,930	—
Netting	—	—	—	—	(19,597)	19,597
Deferred Taxes Total	1,194	(9,588)	13,255	4,865	5,092	(227)

	January 01,2023	Recognized in		December 31, 2023
	Net balance	profit and loss	Equity	Net balance	DTA	DTL
	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k
Non-current assets
Intangible assets	(1,412)	188	—	(1,224)	—	(1,224)
Property, plant and equipment	(2,774)	(665)	—	(3,439)	—	(3,439)
Right-of-use assets	(12,364)	312	—	(12,052)	—	(12,052)
Other assets	(90)	90	—	—	—	—

Current assets
Inventories	—	52	—	52	52	—
Trade receivables	(47)	62	—	15	15	—
Prepaid expenses and other assets	1,428	—	—	1,428	1,428	—
Cash and cash equivalents	(1,014)	1,003	—	(11)	1	(12)

Non - current liabilities
Lease liabilities	10,514	(14)	—	10,500	10,500	—
Other liabilities	51	(118)	—	(67)	—	(67)

Current liabilities
Lease liabilities	1,345	(152)	—	1,193	1,193	—
Trade and other payables	(184)	42	—	(142)	—	(142)
Other liabilities	420	(508)	—	(88)	49	(137)
Tax losses carried forward	1,411	3,122	—	4,533	4,533	—
Share-based payments	3,994	(3,498)	—	496	496	—
Netting	—	—	—	—	(10,490)	10,490
Deferred Taxes Total	1,278	(84)	—	1,194	7,777	(6,583)

Deferred Tax Assets for CureVac N.V., which incurred a tax loss in the current or prior year, are recognized in the amount EUR 4,708k (2023: CureVac Corporate Services EUR 1,172k), as the company CureVac N.V. is expected to generate taxable profits due to finance income.

The following unused tax losses for which no deferred tax asset is recognized in the statement of financial position had been carried forward as of the end of the reporting periods:

Tax loss carryforwards	2022	2023	2024
	EUR k	EUR k	EUR k
Unused tax losses for corporate income tax	1,427,735	1,700,475	1,585,796
Unused tax losses for trade tax	1,419,217	1,685,517	1,588,835

CureVac has tax losses in Germany and Netherlands that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose.

As a profit and loss transfer agreement between CureVac SE and CureVac Manufacturing GmbH was signed and registered with the commercial register in 2024, the NOLs of CureVac Manufacturing GmbH (corporate income tax EUR 385,132k / trade tax EUR 377,583k) are frozen and can only be used after the termination of the profit and loss transfer agreement (generally possible after 5 years).

DTA’s for temporary differences in the amount of EUR 1,287k (2023: EUR 29,087k) are not capitalized at year end 2024 because they are not recoverable.

Current tax assets of EUR 5,794k (2023: 5, 201k) consists of withholding tax receivables.

12. Earnings per share

Basic earnings per share is calculated by dividing the Company’s consolidated net income/loss by the weighted average number of common shares outstanding in the fiscal period.

The weighted average number of common shares outstanding (basic) for the fiscal year 2022, 2023 and 2024 was 189,074,911, 220,910,509 and 224,376,830, respectively.

Diluted earnings per share is calculated using CureVac’s weighted-average outstanding common shares including the dilutive effect of share-based payment awards as determined under the treasury stock method. The average market price is computed using the closing daily market prices for the period during which the options were outstanding. In periods when CureVac has a net loss (here in fiscal 2022 and 2023), share-based payment awards are excluded from the calculation of earnings per share as their inclusion would have an antidilutive effect. Then, diluted net loss per common share is the same as basic net loss per common share.

The weighted average number of common shares outstanding (diluted) for the fiscal year 2024 was 225,270,454.

Share options and RSUs of 1,217,526 and 748,614 as of December 31, 2022 and 2023 respectively, were excluded from the computation of diluted weighted average number of shares because their effect would have been antidilutive.

13. Disclosure of financial instruments and management of financial risks

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

Finance Income / Finance Expenses

During the year ended December 31, 2024, finance income was EUR 14,028k (2023: EUR 16,731k, 2022: EUR 4,009k) and related mainly to interest income on cash investments EUR 12,357k (2023: EUR 15,411k, 2022: EUR 1,733k) and foreign exchange gains EUR 1,588k (2023: EUR 1,062k, 2022: EUR 2,188k).

During the year ended December 31, 2024, finance expenses were EUR 829k (2023: EUR 2,493k, 2022: EUR 3,707k) and related mainly to foreign exchange losses EUR 746k (2023: EUR 2,272k, 2022: EUR 1,319k) and negative interest on cash of EUR 0k (2023: EUR 0k, 2022: EUR 2,299k).

Credit risk

Credit risk is managed by CureVac’s finance department. Credit risk arises from cash and cash equivalents and other financial assets, including deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables and contract assets.

CureVac is exposed to bank default and concentration risk as its cash is concentrated at a few financial institutions. Management distributed the cash to decrease concentration risk as of December 31, 2024, deciding to allocate 40% at Germany’s largest private bank, 29% of the cash at one of Europe’s largest private bank, and 25% at a major German Landesbank; the remaining cash balance is maintained at other banks. The focused cash management structure with few banks allows enhanced bank risk supervision. The market capitalization of all banks mentioned above is regularly reviewed. Credit risk is further limited by investing only in liquid instruments.

CureVac is also exposed to a credit risk for its receivables and contract assets. The risk of default is considered to be low because the structure of customers consists of reputable collaborating parties and government grantors. Receivables management and financial accounting incorporate monitoring of payments received and any overdue receivables. The risk of counterparty nonperformance is not material.

The carrying amount of other financial assets recognized determines the maximum theoretical credit risk. As of the end of fiscal 2024, available funds are deposited primarily at three reputable financial institutions.

Liquidity risk / Capital management

For the purpose of CureVac’s capital management, capital includes share capital and all other equity reserves attributable to the equity holders. The primary objective of CureVac’s capital management is to maximize the shareholder value through investment in the development activities of the Group.

Based on its business as an active research group, CureVac has historically relied almost exclusively on equity funding by its shareholders as a means of financing itself prior to successful development and sales of marketable products.

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

As described in Note 8, the Group has an at-the-market offering program through which, from time to time, may be able to raise additional capital through the issuance of common shares.

No changes were made in the objectives, policies or processes for managing cash during the years ended December 31, 2024 and 2023.

In order to safeguard liquidity, the Group invests funds not required immediately for operating purposes in deposits which are highly liquid and short term (up to three months). Liquidity risks are therefore expected to be low. The Group does not enter into trading of financial instruments and monitors its risk of a shortage of funds using a liquidity planning tool.

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

The table below summarizes the maturity profile of the Group’s liabilities based on contractual undiscounted payments:

	<1 year	1 to 5 years	> 5 years	Total
2024	EUR k	EUR k	EUR k	EUR k
Lease liabilities (Note 4.2)	(7,405)	(22,332)	(19,565)	(49,302)
Other liabilities and provisions (Note 10)	(31,501)	—	—	(31,501)
Trade and other payables	(17,272)	—	—	(17,272)
Total	(56,178)	(22,332)	(19,565)	(98,075)

	< 1 year	1 to 5years	> 5 years	Total
2023	EUR k	EUR k	EUR k	EUR k
Contractual commitments	(3,269)	—	—	(3,269)
Lease liabilities (Note 4.2)	(7,254)	(23,581)	(22,821)	(53,656)
Other liabilities and provisions (Note 10)	(88,117)	—	—	(88,117)
Trade and other payables	(48,033)	—	—	(48,033)
Total	(146,673)	(23,581)	(22,821)	(193,075)

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

For all CureVac entities except of CureVac Inc. and CureVac Swiss AG the functional currency is EUR. The functional currency of CureVac Inc. is the USD and of CureVac Swiss AG the CHF. CureVac SE’s exposure in foreign currency at the end of 2024 and 2023 is as follows:

	2024 (in thousands)
Cash and cash equivalents	15,703	EUR	16,314	USD
	365	EUR	344	CHF
Trade and other receivables	36	EUR	37	USD
Total monetary assets in foreign currency	16,104	EUR
Trade and other payables	1,883	EUR	1,956	USD
	60	EUR	50	GBP
	14	EUR	13	CHF
Total monetary liabilities in foreign currency	1,957	EUR

	2023 (in thousands)
Cash and cash equivalents	57,061	EUR	63,052	USD
	221	EUR	205	CHF
Trade and other receivables	1,550	EUR	1,713	USD
Total monetary assets in foreign currency	58,832	EUR
Trade and other payables	13,991	EUR	15,460	USD
	54	EUR	47	GBP
	2	EUR	2	CHF
Total monetary liabilities in foreign currency	14,047	EUR

As shown in the tables above, CureVac N.V. is exposed to currency risk primarily in relation to the USD. Therefore, a foreign currency sensitivity analysis is only presented in respect to the net exposure in USD at fiscal year ends. CureVac’s net exposure in USD is the difference between monetary assets in USD and monetary liabilities in USD and developed as follows:

Net exposure in USD

2023 (1 EUR= 1.1050 USD)	2024 (1 EUR = 1.0389 USD)
EUR 44,033k from USD 48,656k	EUR 12,406k from USD 12,888k

At December 31, 2024, if the EUR had weakened and conversely, had strengthened, 10 per cent against the US dollar, with all other variables held constant, pre-tax loss and post-tax loss would have been affected as follows:

	Effect on pre-tax profit or loss		Effect on post-tax profit or loss
	Strengthening	Weakening	Strengthening	Weakening
31.12.2024 EUR against USD 10% movement	1,128	(1,378)	796	(972)
31.12.2023 EUR against USD 10% movement	4,003	(4,893)	2,823	(3,451)

CureVac did not have derivatives in 2024 and 2023.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. CureVac’s exposure to the risk of changes in market interest rates relates primarily to CureVac’s cash and cash equivalents with floating interest rates.

If interest rates as of December 31, 2024 had been 1% higher while all other variables had remained the same, the net profit (2023: net loss) for the year (before tax) would have been EUR 4,817k higher (2023: EUR 4,025k lower), because higher interest income would have been generated from floating rates on invested cash and cash equivalents.

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

All financial instruments are measured at amortized cost at December 31, 2024 and December 31, 2023.

The group measures assets held for sale at fair value less cost of disposals. For all short-term liabilities and receivables, the book value approximates the fair value.

14. Notes to the consolidated statements of cash flows

Changes in liabilities arising from financing activities

						Foreign
	January 1,			Other	Paid	Exchange	December 31,
in thousands of EUR	2024	Cash flows	Disposals	Changes	Interest	Movements	2024
Payment of lease liabilities (Note 4.2)	41,824	(7,428)	(361)	2,539	2,314	78	38,966
Total liabilities from financing activities	41,824	(7,428)	(361)	2,539	2,314	78	38,966

						Foreign
	January 1,			Other	Paid	Exchange	December 31,
in thousands of EUR	2023	Cash flows	Disposals	Changes	Interest	Movements	2023
Payment of lease liabilities (Note 4. 2)	42,086	(7,568)	(2,998)	7,986	2,375	(57)	41,824
Total liabilities from financing activities	42,086	(7,568)	(2,998)	7,986	2,375	(57)	41,824

The cash flow includes an interest component which is presented separately.

15. Commitments and contingencies

No material contingent liabilities resulting from claims and legal proceedings exist as of December 31, 2024. Refer to Note 10 for provisions for IP litigations and for restructuring accruals of the organization. For contractual commitments, refer to Note 13.

16. Remuneration of the Company’s key management personnel

Total remuneration of key management personnel

Remuneration of the Company’s key management personnel was as follows:

	2022		2023		2024
	Management	Supervisory	Management	Supervisory	Management	Supervisory
Remuneration of key management	Board	Board	Board	Board	Board	Board
	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k
Short-term benefits	3,067	669	3,757	674	3,039	633
Termination benefits	—	—	1,871	—	675	—
Share-based payments	6,689	478	4,300	652	2,347	552
Total	9,756	1,147	9,928	1,326	6,061	1,185

Out of the total remuneration, for Management Board EUR 1,564k (2023: EUR 1,551k, 2022: EUR 852k) and for the Supervisory Board EUR 0k (2023: EUR 158k, 2022: EUR 0k) are outstanding, as of December 31, 2024.

In 2024, 199,910 RSUs were granted to the Supervisory Board and 361,264 RSUs and 25,000 options were granted to the Management Board. During the year 2024, 39,309 RSUs were transferred to the Supervisory Board and 58,586 RSUs were transferred to the Management Board. No options were exercised by the Key Management Personnel in 2024.

In 2023, 105,260 RSUs were granted to the Supervisory Board and 207,481 RSUs and 144,379 options were granted to the Management Board. During the year, 21,413 RSUs were transferred to the Supervisory Board and 139,027 RSUs were transferred to the Management Board. No options were exercised by the Key Management Personnel in 2023.

In 2022, 36,902 RSUs were granted to the Supervisory Board and 122,170 RSUs and 196,539 options were granted to the Management Board. During the year, 5,624 RSUs were transferred to the Supervisory Board and 2,695 RSUs were transferred to the Management Board. 6,303 options were exercised by the Key Management Personnel in 2022.

For more detailed information we refer to Note 9.

17. Related party disclosures

Parent and ultimate controlling party

As disclosed in Note 1, during fiscal 2024, dievini Hopp BioTech holding GmbH & Co. KG (dievini), together with its related parties, was the largest shareholder of CureVac and held shares and voting rights in CureVac of approximately 37% during that period.

dievini Hopp BioTech holding GmbH & Co. KG, Walldorf

As of December 31, 2024, dievini holds the majority of our capital stock and is the controlling shareholder. In 2024 a total of EUR 0k (2023: EUR 1k) was paid to dievini Hopp BioTech Holding GmbH & Co. KG as a reimbursement of travel cost. Molecular Health GmbH, or Molecular Health, is a subsidiary of dievini. In December 2024, we concluded a contract with Molecular Health, according to which Molecular Health provides services in conjunction with the identifying of transcription factors and non-transcription factors that could be targeted in a specific therapeutic area. In fiscal year 2024, a liability amounting to EUR 71k to Molecular Health with respect to research and development was recorded.

Immatics Biotechnologies GmbH

In August 2023, a purchase agreement between CureVac Manufacturing GmbH and Immatics Biotechnologies GmbH was entered into. CureVac purchased technical equipment of containers which CureVac will use as a facility in the future. dievini held 14.2% of the shares in Immatics N.V

Key management personnel compensation

Referring to key management personnel compensation we refer to Note 16.

Key management personnel transactions

Franz-Werner Haas

In Q1 2023, a consulting agreement between CureVac SE and Franz-Werner Haas was executed. In 2023 CureVac paid EUR 65k under this agreement. The payment was partially compensated by Franz-Werner Haas taking over his former company car for EUR 40k. There were no further payments under this agreement in 2024.

Alexander Zehnder

In Q1 2023, a first addendum to the future service agreement was entered into to ensure a smooth transition from CEO Franz-Werner Haas to the new CEO Alexander Zehnder. Total compensation amounted to EUR 51k during the month of March 2023. There were no further payments under this agreement in 2024.

Antony Blanc

In 2020, a consulting agreement between CureVac AG and Clarentis SRL was made. Clarentis SRL is a wholly owned consulting company of Antony Blanc, PhD, the CBO of CureVac. In addition to his Management Board position at CureVac, Antony also took over the role as Management Director at CureVac Belgium SA. He executed this function by using Clarentis SRL. As Antony Blanc left the company as of November 30, 2023, CureVac and Antony Blanc signed a settlement agreement as of September 26, 2023. CureVac paid EUR 107k in 2024 (2023: EUR 85k, 2022: EUR 69k) under the agreements.

Dr. Ingmar Hörr

Due to the exercise of the Prior VSOP award in December 2022, CureVac had a receivable position of EUR 573k as per year-end for the income tax and social security liability. CureVac has received the money in February 2023. There were no further payments made in 2024

Florian von der Mülbe

Due to the exercise of the Prior VSOP award in December 2022, CureVac had a receivable position of EUR 559k as per year-end for the income tax and social security liability. CureVac has received the money in February 2023.

Consulting agreements between CureVac Printer GmbH and Florian von der Mülbe related to the years 2022 to 2024 have been executed. In 2023 CureVac paid EUR 146k under such agreement related to 2022. In 2024 payments were made under such an agreement amounting to EUR 20k.

Mariola Fotin-Mleczek

In 2022, a consulting agreement between CureVac and Mariola Fotin-Mleczek was made. In 2024 a total amount of EUR 0k (2023: EUR 2k) was paid.

Due to the exercise of the Prior VSOP award in December 2022, CureVac had a receivable position of EUR 131k as per year-end for the income tax and social security liability. CureVac has received the money in February 2023.

Barker BioMedical GmbH

In Q1 2023, a consulting agreement between CureVac SE and Barker BioMedical GmbH was executed. Barker BioMedical GmBH is a wholly owned consulting company of Debra Barker, Supervisory Board member of CureVac. In 2023 CureVac paid EUR 14k under this agreement. There were no further payments under this agreement in 2024.

Craig Tooman

In Q1 2023, a consulting agreement between CureVac SE and Craig Tooman was executed. In 2023, CureVac paid EUR 5k under this agreement. There were no further payments under this agreement in 2024.

Ralf Clemens

In Q3 2023, a consulting agreement between CureVac and GRID EUROPE was executed. GRID EUROPE is a wholly owned consulting company of Ralf Clemens, who was a member of the supervisory board up to September 30, 2023. CureVac incurred EUR 23k under this agreement in 2023. There were no further payments under this agreement in 2024.

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

Other related party transactions

Rittershaus Rechtsanwaelte

Since December 15, 2005, a consultant agreement has been in place for an indefinite term with Rittershaus. The agreement can be terminated without notice by CureVac and with notice of three months to the end of the quarter by Rittershaus. In fiscal 2024, consulting fees of EUR 280k (2023: EUR 212k, 2022: EUR 518k) were paid to the Rittershaus. Prof. Dr. Christof Hettich is managing director of Rittershaus and was managing director at dievini until June 2022 as well. Prof. Dr. Christof Hettich also serves as Chairman of the Board of Directors of Molecular Health GmbH.

BePharBel Manufacturing S.A.

In December 2020, CureVac Manufacturing GmbH (formerly CureVac Real Estate GmbH) and BePharBel Manufacturing S.A., entered into a commercial supply agreement to develop and manufacture the diluent that was expected to be used to dilute the Group’s first concentrated COVID-19 vaccine candidate, CVnCoV, to the amount specified by each dose level. Pursuant to the terms of the agreement, it was intended that BePharBel Manufacturing would manufacture and deliver to CureVac Manufacturing GmbH a low seven figure number of commercial batches of diluent per year, in 2021 and 2022. Following the withdrawal of the CVnCoV in October 2021 due to COVID-19 virus drift, WHO COVID vaccine efficiency recommendation and market expectations, CureVac Manufacturing GmbH terminated the commercial and supply agreement with BePharBel and entered negotiations on a structured and rapid wind-down of the ordered production. The Parties agreed on a settlement in May 2022 of all claims resulting from the commercial and supply agreement for an amount of EUR 3,900k, which had been recognized in provisions, based on estimate, as of December 31, 2021. In total EUR 4,016k was paid. Baron Jean Stéphenne, our Supervisory Board member, holds directly and indirectly 15.61% of BePharBel Manufacturing’s equity and is a director of BePharBel Manufacturing, and Baron Jean Stéphenne’s son, Vincent Stéphenne, holds 1.43% of BePharBel Manufacturing’s equity and is a managing director of BePharBel Manufacturing.

18. Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company identified no subsequent event that requires disclosure in the financial statements.